Form 20-F
period 2003-03-31
KUBOTA CORP
filed 2003-09-22
CIK 109821

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

Commission file number 2-58155

KABUSHIKI KAISHA KUBOTA

(Exact name of registrant as specified in its charter)

KUBOTA CORPORATION

(Translation of registrant’s name into English)

JAPAN

(Jurisdiction of incorporation or organization)

2-47, SHIKITSUHIGASHI 1-CHOME, NANIWA-KU, OSAKA, JAPAN

(Address of principal executive offices)

Securities registered or to be registered pursuant to

Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depositary Receipts*	New York Stock Exchange
Common Stock**	New York Stock Exchange

*	American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing five shares of the registrant’s common stock.

**	Not for trading, but only in connection with the listing of American Depositary Receipts pursuant to the requirement of the New York Stock Exchange.

Securities registered or to be registered pursuant to

Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to

Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of
Title of Class	March 31, 2003 (Tokyo Time)	March 31, 2003 (New York Time)
Common stock	1,409,808,978 shares
American Depositary Shares		788,042 ADS

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☒    Item 18  ☐

All information contained in this Report is as of or for the 12 months ended March 31, 2003 unless otherwise specified.

Unless otherwise specified, Japanese yen amounts in this Report have been translated for convenience into United States dollars at the rate of ¥120 = US$1, the approximate rate of exchange on March 31, 2003, the date of the most recent balance sheet herein.

As used herein, “Kubota” and “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on August 15, 2003 was ¥119.24 = US$1.

Cautionary Statements with Respect to Forward-Looking Statements

Certain sections of this annual report on Form 20F contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Words such as “expects”, “anticipates”, “believes”, “scheduled”, “estimates”, variations of these words and similar expressions are intended to identify forward-looking statements which include but are not limited to projections of revenues, earnings, segment performance, cash flows and so forth. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

The information required by this item, except as stated below, appears on page 13 in the Financial Section of the Company’s 2003 Annual Report to Shareholders, which is incorporated herein by reference.

A. Selected Financial Data

	Years ended March 31 (millions of yen)
	1999	2000	2001	2002	2003
Capital stock	78,107	78,107	78,156	78,156	78,156
Capital expenditures	44,073	39,294	37,170	36,342	35,845
Depreciation and amortization	45,636	45,164	43,926	40,535	38,804
R & D expenses	36,759	33,148	30,257	30,186	26,405

	Years ended March 31
	1999	2000	2001	2002	2003
Cash dividends declared per depositary share:
Interim (in yen)	15	15	15	15	15
(in U.S. dollars)	0.105	0.144	0.134	0.119	0.121
Year-end (in yen)	15	15	15	15	15
(in U.S. dollars)	0.123	0.141	0.120	0.125	0.125
Earnings (loss) per share (in yen) – basic	10.72	11.65	6.95	6.78	(5.84)
diluted	10.16	11.06	6.83	6.67	(5.84)
Exchange rates (yen amounts per U.S. dollar)
Year-end	118.43	102.73	125.54	132.70	118.07
Average	128.19	110.02	111.65	125.64	121.10
High	147.14	124.45	125.54	134.77	133.40
Low	108.83	101.53	104.19	115.89	115.71

2003	Feb.	Mar.	Apr.	May	Jun.	Jul.
High	121.30	121.42	120.55	119.50	119.87	120.55
Low	117.14	116.47	118.25	115.94	117.46	117.24
Period-end	118.22	118.07	119.07	119.50	119.87	120.42

Notes to Selected Financial Data:

1. Cash dividends declared in yen are the amounts actually paid during the year, and those in U.S. dollars are computed based on the exchange rates, determined as described in the succeeding Note 2, at each respective payment date.

2. Exchange rates are the noon buying rates for cable transfers between the yen and the U.S. dollar in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The rate on August 15, 2003 was ¥ 119.24 = US$1.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Declines in economic conditions in Kubota’s major markets, including private capital expenditure, construction investment and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company’s products. Accordingly, sales of the Company may be sensitive to declines in general economic conditions, including private capital expenditure, construction investment and domestic public investment. In addition, governmental agricultural policies such as reduction in rice acreage or change in agricultural basic law may affect domestic sales of agriculture-related products. In overseas markets, especially North America and Europe, sales of the Company’s products such as utility/compact tractors may also be adversely affected by declines in general economic conditions, including private consumption and residential construction investment.

Fluctuations of foreign exchange rates, including stronger yen, may reduce the sales and adversely affect the results of operations of the Company.

The Company has overseas sales and manufacturing subsidiaries. The financial results of each overseas subsidiary are consolidated into the results of the parent company after translation into Japanese yen. In addition, the parent company exports products to certain of its subsidiaries and these transactions are generally denominated in the local currencies of the subsidiaries. As a result, fluctuations in foreign exchange rates will affect the consolidated financial results.

Kubota is subject to the risks of international operations.

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets, including the following:

•	Unexpected changes in international, or each country’s, tax regulations.

•	Unexpected legal or regulatory changes in each country.

•	Difficulties in retaining excellent personnel.

•	Immature technological skills or instability between management and employee unions in developing countries.

•	Political instability in those countries

The major markets with the above risks are markets in the U.S., EU, and Asian countries.

The Company utilizes estimations on some accounts in the consolidated financial statements, which may require additional accruals due to unanticipated changes in basis of assumptions.

The Company appropriately records its employee benefit obligations, valuation of inventories, valuation allowances for deferred tax assets, and probability in collection of notes and accounts receivables, and impairment losses on long-lived assets in the consolidated financial statements. However, these are based on various assumptions about future economic results, including the return on pension investment assets. If actual results differ from any of these assumptions, unanticipated additional accruals may be required.

Strategic alliances, mergers, acquisitions and divestitures may not generate successful results as planned.

The Company grapples with strategic alliances, mergers, acquisitions and divestitures to seek further growth. The success of these activities depends on such factors as the Company’s business environment, the ability of its counterpart, disagreement on conditions, and whether the Company and its counterpart share common goals. Therefore, the Company is subject to the risk that these activities may not be successful.

Kubota may not be able to create new businesses, or businesses complementary to the current ones successfully.

As its part of structural renovation, the Company is attempting to cultivate new businesses, or businesses that are complementary to the current ones. However, in those markets, there are numerous competitors, so competition will be very harsh. If the Company fails to develop the required personnel or abilities to produce and market appropriate products, these endeavors may not be successful.

The business of Building Materials & Housing may experience operating losses.

Although the Building Materials & Housing segment recorded operating income of ¥32 million (before corporate & elimination items) during fiscal 2003, it had been recording operating losses (before corporate & elimination items) for the five consecutive years through fiscal 2002 due to intensifying competition and deteriorating market conditions. While the business environment and general economic trend remain unpredictable and under severe competition, the Company is attempting to use every possible measure to achieve profitability. However, unless the Company is able to successfully compete in such areas as sales force, product development, and after-sales service, this business may again experience operating losses.

Unrealized losses on investments in marketable securities may occur depending on the stock market fluctuations.

As of March 2003, the Company owns marketable securities with a fair value of approximately ¥67.0 billion. Most of these securities are equity securities, and accordingly, depending on stock market fluctuations, unrealized losses may occur.

In each of its businesses, Kubota is subject to intensifying competitive pressures. The Company must compete successfully to maintain sales and profits.

The Company is exposed to severe competition in each of its businesses. Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, sales and/or net income may decrease in the future.

In each business segment as below-mentioned, Kubota is subject to risks inherent to those businesses and markets.

Internal Combustion Engine and Machinery Segment

The domestic business condition for Farm Equipment and Machinery remains as harsh as ever. In the business of farm equipment, many factors, such as agricultural policy on reductions in rice fields, decreases in the price of rice, and the deteriorating economy in Japan, have lead farmers to refrain from purchasing new equipment.

Under such conditions, in order to compete with other companies, the Company must maintain marketing channels, develop new products that reflect consumers’ exact demands, and intensify appropriate after-sales services. To accomplish this, substantial personnel and financing resources are required.

At the same time, the Company is also subject to severe competition in the U.S.A. The pressures of reducing prices or shortening lead times are making the business conditions difficult and severe. In such situation, the Company must take every step possible to overcome the handicaps of exporting products from Japan.

Specifically, it is very important for the Company to promote its retail sales by offering appropriate incentives to its dealers, and to introduce innovative products that capture consumers’ needs, preceding other companies.

Pipes, Valves, and Industrial Castings Segment

The business of Pipes and Valves is basically dependent on public investments. Therefore, it may be adversely affected by reductions in public investments by national or local governments, as well as financial difficulties of local governments.

In the business of ductile iron pipes and industrial casting, because of the difficult working environment, including the need to handle pig iron and steel scraps melted at very high temperatures, it might be difficult to hire and retain qualified new employees. Accordingly, while the Company tries to hire and retain qualified employees, the Company also attempts to automate these processes.

At the same time, if technical transfer on castings’ manufacturing technology, which is difficult to substitute by machines, is not done as planned, it may adversely affect the business, financial results or condition of the Company.

In addition, the Company’s financial condition or results could be negatively impacted by further environmental restrictions on such items as noise, air pollution or bad smells caused by factories.

Certain of the Company’s competitors are located in Asian countries where personnel costs are extremely low compared with Japan. Accordingly, the Company must continue to reduce production costs.

Reduction in private capital expenditure or residential construction investment may adversely impact the business, financial results or condition of the Company.

Environmental Engineering Segment

In the business of Environmental Engineering, which is expected to grow, a large portion of the demand depends on public investments. If the Company is unable to manage adverse developments such as a decrease in demand due to a reduction in public investments, intensifying competition owing to an increase in competitors, or the need to maintain high quality R&D personnel to develop new technologies, it may adversely affect the Company’s financial results or condition. Furthermore, customers’ increasingly sophisticated product requirements may impact the financial results due to the increase in product cost.

Almost all of the Company’s suppliers of materials and parts for environmental plant construction are located in Japan. If the Company’s competitors are able to purchase materials or parts at lower prices from suppliers in foreign countries, the competitive power of the Company will be diminished.

Building Materials and Housing Segment

The Building Materials & Housing business is basically dependent on investments in residential construction (newly-built, rebuilt and refurbished houses). If the number of such buildings, especially newly-built houses, declines, it may adversely affect the financial results or condition of the Company.

In recent years, restrictions or regulations over quality assurance for housing are getting more strict. Accordingly, the Company must meet stricter product development and manufacturing standards. If the Company is unable to respond to the simultaneous declines in housing prices, increases in the design and performance sophistication, and diversifying customer requirements, it may cause an adverse impact on the financial results or condition of the Company.

The house refurbishing market is expected to grow in Japan. Accordingly, the Company is going to take an aggressive approach to the business. However, the competition in that market will be harsh.

The business of this segment continued to record operating losses (before corporate & elimination items) for five consecutive years by prior year due to intensifying competition and deteriorating market conditions. In the year under review, this business regained profitability, however, the business environment and general economic trend remains unpredictable and, this business may experience operating losses again unless the Company is able to successfully compete in such areas as sales force or product developments.

Other Segment

Other segment consists of primarily vending machines, weigh and measuring control system, electronic components and air-conditioning equipment, and construction. While the Company encounters competition in the markets of the above products, declining general economic conditions, including reduction in private capital expenditure, construction investment and public investment may also adversely affect the business and financial results of this segment.

Cautionary Statements with Respect to Forward-Looking Statements

Certain sections of this annual report on Form 20-F contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Words such as “expects”, “anticipates”, “believes”, “scheduled”, “estimates”, variations of these words and similar expressions are intended to identify forward-looking statements which include but are not limited to projections of revenues, earnings, segment performance, cash flows and so forth. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Item 4.	Information on the Company

A. History and Development of the Company

KUBOTA Corporation (KABUSHIKIKAISHA KUBOTA), the ultimate parent company of the Kubota group, was founded in 1890 by Gonshiro Kubota and incorporated in 1930 under the Commercial Code of Japan. In 1949, stocks of the Company were listed on Tokyo Stock Exchange and Osaka Securities Exchange. In 1976, stocks of the Company were listed on New York Stock Exchange. Today, Kubota is the largest manufacturer of farm equipment in Japan based on market share. The Company is also the largest producer of pipes, principally ductile iron pipes, in Japan, and related equipment for water supply and other utilities. In addition, the Company manufactures and sells engines, construction machinery, industrial castings, industrial machinery, environmental control plants and building materials.

The Company’s registered office is located at 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan, telephone +81-6-6648-2111.

The Company’s production network primarily comprises 21 plants in Japan and five plants in overseas countries. Kubota also has 11 sales subsidiaries in overseas countries.

Principal Capital Expenditures and Divestitures

Capital expenditures in fiscal 2003, 2002, and 2001 amounted to ¥35,845 million, ¥36,342 million, ¥37,170 million, respectively. The funding requirements for these capital expenditures were mainly provided by internal operations, partially provided by external debt financing.

The principal capital expenditures in progress as of March 31, 2003, 2002 and 2001 were as follows;

As of March 2003

			Estimated amount of expenditures	Schedule
Location	Industry segment included	Content	Total amount of expenditures (¥ billion)	Commenced
Sakai (Osaka)	Internal Combustion Engine and Machinery	Establishment of centralized production system	¥0.8	Aug. 2002

As of March 2002

			Estimated amount of expenditures	Schedule
Location	Industry segment included	Content	Total amount of expenditures (¥ billion)	Commenced
Funabashi (Chiba)	Pipes, Valves, and Industrial Castings	Rationalization of ductile iron pipes production equipment	¥1.6	Apr, 2000
Head Office (Osaka)	Corporate	New office building for environmental engineering division	¥4.2	Apr, 2001

As of March 2001

			Estimated amount of expenditures	Schedule
Location	Industry segment included	Content	Total amount of expenditures (¥ billion)	Commenced
Amagasaki (Hyogo)	Pipes, Valves, and Industrial Castings	Rationalization of ductile iron pipes production equipment	¥1.3	Apr, 2000
Funabashi (Chiba)	Ditto	Ditto	¥1.6	Apr, 2000
Sakai (Osaka)	Internal Combustion Engine and Machinery	Production equipment for diesel engines over 50 horse power	¥1.0	Apr, 2000
Ditto	Ditto	Production equipment for vertical diesel engines and tractors	¥1.0	Apr, 2000

B. Business Overview

The Company classifies its products for revenue reporting purposes into the following five product groups: Internal Combustion Engine and Machinery (which includes farm equipment, engines and construction machinery); Pipes, Valves, and Industrial Castings (which includes pipes, valves, and industrial castings); Environmental Engineering (which includes environmental engineering and pumps); Building Materials and Housing (which includes roofing materials, siding materials, septic tanks, and condominiums); and Other.

1. Net Sales by Product Group

Years ended March 31, 2003, 2002, and 2001

	Millions of yen		Thousand of U.S. dollars
	2003		2003
	¥	%	$
Internal Combustion Engine and Machinery	444,169	48.0	3,701,408
Pipes, Valves, and Industrial Castings	177,217	19.1	1,476,809
Environmental Engineering	136,381	14.7	1,136,508
Building Materials and Housing	64,350	7.0	536,250
Other	104,028	11.2	866,900

Total	926,145	100.0	7,717,875

	Millions of yen
	2002		2001
	¥	%	¥	%
Internal Combustion Engine and Machinery	415,122	43.0	416,337	42.3
Industrial Product and Engineering	439,810	45.5	458,098	46.5
Building Materials and Housing	110,859	11.5	110,332	11.2

Total	965,791	100.0	984,767	100.0

2. Operation of Each Segment

Internal Combustion Engine and Machinery

Internal Combustion Engine and Machinery includes farm equipment, engines and construction machinery. Kubota is Japan’s largest manufacturer of farm equipment and small engines for agricultural use based on market share. Sales in this market in Japan are dominated by four major manufacturers, and Kubota possesses a substantially larger share than the second ranked company. Main products include tractors ranging from 11 to 125 horsepower, combine harvesters, rice transplanters, power tillers and reaper binders. Kubota also manufactures and sells a line of construction machinery including mini-excavators and wheel loaders as well as engines for various industrial uses. Overseas sales of this group accounted for 49.2 percent of the total sales of this group in fiscal 2003.

Domestic sales of farm equipment, engines and construction machinery are made through wholesale-retail dealers, wholesalers and the National Federation of Agricultural Cooperative Associations. Overseas sales are made through trading companies, local distributors and the Company’s overseas subsidiaries and affiliates.

The products in this group are manufactured at five domestic plants, and the Company has three manufacturing subsidiaries in the U.S.A., Germany, and People’s Republic of China and minority equity interests in three overseas manufacturing companies.

Pipes, Valves, and Industrial Castings

Pipes, Valves, and Industrial Castings is comprised of various kinds of pipes, valves, and industrial castings. Pipes and Valves consists of ductile iron pipes, spiral welded steel pipes, plastic pipes and fittings, filament winding (FW) pipes, and various valves. Nearly all of the sales of these products are to municipalities and public utilities for use principally in water supply and sewage systems along with industrial water supply. These products are also used for gas supply, telecommunication and irrigation systems.

Industrial castings include various iron and steel castings. Iron castings encompass rolls for the steel industry, machinery parts, tunnel segments, and soil pipe and fittings. Steel castings include alloyed tubing and fittings for the petrochemical industry, centrifugal cast steel pipe for the steel industry, centrifugal cast pipe for the oil industry, rolls for the paper industry, centrifugal cast pipe used in oil tankers, and centrifugal cast steel columns and piles used in civil engineering and construction.

The products in this group are manufactured at nine plants in Japan, and the Company has a manufacturing subsidiary in Canada, and minority equity interests in an overseas manufacturing company.

Environmental Engineering

Kubota develops and markets environmental control plants, pumps and related engineering. As for water and sewage treatment, the Company handles with sewage treatment plants, night soil treatment plants, water treatment plants, submerged membrane systems, biogas production system, and so on. Regarding the solid waste treatment, the Company handles with refuse incineration plants, industrial waste treatment plants, pulverizing equipment, and so forth. The Company is also engaged in related engineering, such as contaminated site remediation or industrial waste treatment business.

Kubota’s pumps are developed and supplied for various applications including waterworks, sewage facilities, irrigation system, rain-water drainage and power supplies.

Almost all of the sales in this segment are to municipalities. As there are many competitors in each market of our products, competitions in each business field are harsh.

This group has two plants in Japan and no overseas plant, because its mainstay activity is engineering on the sites.

Building Materials and Housing

The principal products of this group are cement-based roofing materials and siding materials. The Company maintains the top share in roofing materials market in Japan, according to the internal research. The Company is one of the four largest manufacturers of cement-based, fire-resistant siding materials in Japan. Other building materials include septic tanks.

Building material products are used in private residential construction as well as in commercial, industrial and other buildings. They are sold through dealers and directly by Kubota. The products in this group are manufactured at four plants in Japan. The Company also develops and sells condominiums in Japan.

Other

This segment encompasses all the other businesses that don’t belong to the aforementioned four segments. This segment consists of primarily vending machines, weighing and measuring control systems, electronic components and air conditioning equipment, and pipe-laying and related construction.

The products in this group are manufactured mainly at three plants in Japan, and the Company has a manufacturing subsidiary in Indonesia.

Overseas Activities

The Company’s overseas sales (which represent sales to unaffiliated customers outside Japan) in fiscal 2003, 2002, and 2001 amounted to ¥241,891 million ($2,015,758 thousand), ¥212,616 million and ¥192,276 million, respectively. The ratio of such overseas sales to consolidated net sales in 2003, 2002, and 2001 were 26.1 percent, 22.0 percent and 19.5 percent, respectively. The sales of the Company’s subsidiaries outside Japan in fiscal 2003, 2002, and 2001 amounted to ¥213,181 million ($1,776,508 thousand), ¥192,677 million and 173,238 million, respectively. Its ratio to consolidated net sales in fiscal 2003, 2002, and 2001 were 23.0 percent, 20.0 percent and 17.6 percent, respectively.

Kubota has manufacturing subsidiaries in the United States of America, Canada, Germany, China and Indonesia, and manufacturing affiliates in the United States of America, Indonesia, Thailand and China, most of which are engaged in the manufacture of farm equipment and engines, or industrial castings. International sales subsidiaries are located in the United States of America, Canada, France, the United Kingdom, Germany, Spain, Australia, Singapore, and Taiwan. In addition, representative office is maintained in Beijing, and liaison offices are located in Torrance (California : U.S.A.), Flowery Branch (Georgia : U.S.A.), Argenteuil (France).

3. Seasonality of the Company’s Businesses

In such businesses as ductile iron pipes, valves, environmental engineering, and pumps, which rely upon national government or local government public spending for most of their sales, there is a tendency that sales in the second half of the fiscal year are much larger than those in the first half. Because the fiscal year of the national government or local governments generally end in March, execution of public budgets in the second half is liable to be much larger than in the first half of the fiscal year.

4. Raw Materials and Source of Supply

Kubota purchases raw materials or parts from numerous sources. The major materials purchased are steel scrap, polyvinyl chloride resin, rolled steel coils, non-ferrous metals and alloys and pig iron. Some of the purchase prices of the major materials such as steel scrap fluctuate highly, and are affected by supply and demand conditions of the market. The Company has no difficulty in obtaining adequate supplies of all of its raw materials requirements. In fiscal 2003, no single source accounted for more than 3.0 % of total purchases in the parent company.

5. Marketing Channels

Domestic sales of farm equipment, engines and construction machinery are made through wholesale-retail dealers, wholesalers and the National Federation of Agricultural Cooperative Associations. Overseas sales are made through trading companies, local distributors and the Company’s overseas subsidiaries and affiliates.

A large portion of pipes, valves, environmental control plants, and a portion of industrial castings are sold to public-sector markets in Japan directly by the Company, as well as through dealers.

On the other hand, domestic sales of industrial machinery and part of industrial castings are made to private-sector markets through dealers and trading companies, directly to the end-users or, in the case of vending machines, to manufacturers of beverages or other products sold in vending machine. Overseas sales of those products are made directly by the Company or through trading companies, local distributors and the Company’s overseas subsidiaries and an affiliate.

In the case of building materials such as roofing or siding materials, sales are mainly made through its dealers.

6. Dependent Contract, License, Patent and Manufacturing Process

The Company has many contracts. Some of them, for example, are for technical cooperation with other manufacturers, or for financing from banks. These are relatively important to the Company, but the Company relies on no specific contracts for its management.

With respect to licenses or patents, the Company does not rely on specific licenses or patents for its management. As of March 31, 2003, the Company held 6,039 Japanese patent and utility model registrations, and 814 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2003, royalty income and expenses were ¥627 million ($5,225 thousand) and ¥153 million ($1,275 thousand), respectively, under such licensing arrangements.

7. Competition

The Company is the largest manufacturer of farm equipment in Japan based on market share. There are three other major Japanese manufacturers of farm equipment and engines for agricultural use, all of which offer a complete line of machinery and engines in competition with Kubota. The Company believes that foreign manufacturers do not at present produce the kind of machinery or, in the case of farm tractors, the size of tractors suited to Japanese agriculture and that the Company has the advantages that accrue from an established production and distribution system. In overseas markets, the Company experiences strong competition from Japanese and foreign companies in the sale of farm equipment and engines.

In Japan, there are two other major manufacturers of ductile iron pipes, three other major manufacturers of spiral welded steel pipes and two other major manufacturers of plastic pipes according to internal research. While the import of pipes is subject to tariffs, the Company believes that even in the absence of tariffs, transportation costs would tend to discourage the import of pipes. In export markets for ductile iron pipes, Kubota faces strong competition with foreign manufacturers.

According to internal research, the Company is the largest manufacturer of cement roofing materials in Japan. There are three other major producers of siding materials, and there are a great number of smaller producers of roofing and siding materials.

The Company also encounters strong competition with Japanese and/or foreign companies in all of its product lines.

8. Governmental Regulations

Businesses of the Company tend to be affected by the regulations or restrictions in the countries where the Company or its subsidiaries operate. Those are, for example, regulations concerning investments, tariffs, anti-monopoly, intellectual property, foreign exchange, and environment.

Domestic sales of farm equipment, which is the mainstay of the Company’s business, are prone to be influenced by Japanese agricultural policies. For example, policies that decrease rice prices or reduce rice paddy acreage will adversely influence the sales of farm equipment.

Revisions of relevant laws in each country may affect the financial results or condition of the Company. In Japan, for example, “the Basic Law on Food, Agriculture and Rural Areas” was revised in 1999 after an approximately 40-year interval and by this revised law, a rise in food self-sufficiency ratios was set as a goal. Revision of the law like this kind might lead to increased demand for farm equipment.

Also the enactment of the Housing Quality Assurance Law in Japan has enhanced the demand for quality assurance of building materials. This will affect the business of building materials of the Company.

In overseas markets, restrictions on exhausted gas may affect the engines business of the Company.

C. Organization Structure

The group of Kubota Corporation consists of Kubota Corporation, 118 subsidiaries and 47 affiliates. The Company plays a leading role in the group. The main subsidiaries are as follows;

		Percentage ownership (%)
Domestic	Kubota Construction Co., Ltd.	100.0
	Kubota Credit Co., Ltd.	64.9
	Kubota Environmental Service Co., Ltd.	100.0
U.S.A.	Kubota Tractor Corporation	90.0
	Kubota Credit Corporation, U.S.A.	100.0
	Kubota Manufacturing of America Corporation	100.0
	Kubota Engine America Corporation	90.0
Canada	Kubota Metal Corporation	100.0
Germany	Kubota Baumaschinen GmbH	100.0
France	Kubota Europe S.A.S.	73.8

D. Property, Plants and Equipment

The following table sets forth information with respect to Kubota’s principal manufacturing facilities:

Location	Land		Floor space		Principal products
	(Square meters)
	Owned	Leased	Owned	Leased
Hirakata (Osaka)	306,079	1,084	155,993	1,302	Construction machinery, Cast steel products, Pumps, Valves,
Sakai (Osaka)	433,297	11,799	144,860	38,065	Farm equipment, Diesel engines
Funabashi (Chiba)	564,388	38,507	145,090	4,883	Ductile iron pipes, Spiral welded steel pipes
Amagasaki (Hyogo)	417,850	61,601	127,041	835	Ductile iron pipes, Filament winding pipes
Tsukuba (Ibaraki)	334,747	4,041	117,266	5,527	Farm equipment, Diesel engines
Utsunomiya (Tochigi)	213,409	—	77,031	56	Farm equipment, Air-conditioning equipment
Osaka (Osaka)	89,755	825	56,429	—	Cast iron products
Odawara (Kanagawa)	128,327	56,126	86,745	17,465	Plastic pipe, Roofing materials
Koka (Shiga)	226,208	4,465	80,632	143	Roofing materials, Septic tanks
Amagasaki (Hyogo)	72,558	24,371	40,814	122	Rolls for steel mills, Ductile iron pipes
Sakai (Osaka)	159,956	73	48,862	—	Diesel engines
Kashima (Ibaraki)	135,501	12,198	47,715	732	Siding materials
Yao (Osaka)	39,930	—	29,580	—	Electronic equipped machinery, Pulverizing equipment,
Sakai (Osaka)	51,019	1,169	22,552	—	Siding materials
Sakai (Osaka)	115,670	13,306	66,060	955	Plastic pipes
Ryugasaki (Ibaraki)	84,795	—	30,820	—	Vending machines
Georgia (U.S.A.)	611,000	—	57,876	—	Lawn and garden tractors, Implements for tractors,
Zweibrücken (Germany)	70,000	—	10,877	3,850	Mini-excavators

The Company considers its principal manufacturing facilities to be well maintained and suitable for the purpose for which they are employed and believes that its plant capacity is adequate for its current and near-term needs.

In addition, the Company owns 1,909,210 square meters of land (309,840 square meters of floor space) in Japan, used for the head office, branches, business offices and research facilities, and leases 6,971 square meters of land (83,172 square meters of floor space) used for sales offices, warehousing, employee housing and other purposes.

The Company plans its capital expenditures considering future business demand and cash flows. At the end of fiscal 2003, the Company has planned to invest approximately ¥22.0 billion in fiscal 2004. The Company intends to fund the investment basically from cash and cash equivalents, and also utilize available borrowings from financial institutions.

The following table sets forth the plan for new construction or disposition of property, plant and equipment.

New Construction

No material new construction is planned.

Expansion

						(¥billion)
Location	Industry segment included	Content	Estimated amount of expenditures		Schedule
			Total amount of expenditures	Amount already paid	Commenced	To be completed
Sakai (Osaka)	Internal Combustion Engine and Machinery	Establishment of centralized production system	¥0.8	¥0.5	Aug. 2002	Sep. 2003

Reforming

						(¥billion)
			Estimated amount of expenditures		Schedule
Location		Content	Total amount of expenditures	Amount already paid	Commenced	To be completed
Head Office (Osaka)	Corporate	Reforming of Head Office	¥1.1	¥0.4	Jan. 2002	Aug. 2003

Disposition

No material disposition is planned.

Item 5.	Operating and Financial Review and Prospects

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of the consolidated financial statements requires management to make estimates and assumptions on the selection and application of significant accounting policies. The Company reviews these estimates and assumptions periodically. Actual results may differ from estimated results.

The following critical accounting policies that affect financial condition and operations require management to make significant estimates and assumptions.

1) Inventory valuation

Completed real estate projects are stated at the lower of acquisition cost or fair value, less estimated costs to sell. The fair values of those assets are estimated based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless those assets are impaired. If carrying amounts of those assets exceed the undiscounted future cash flows expected to be realized from them, those assets are considered impaired and an impairment loss is measured based on the amount by which the carrying value exceeds the fair value of those assets. If the market conditions and demand in the housing business are less favorable than management’s projection, additional write-downs may be required.

2) Collectiblilty of receivables

The Company estimates the collectibility of the notes and accounts receivable, with the estimate based on various judgments, including customers’ financial conditions, historical experience, and the current economic circumstances. If customers’ financial conditions or current economic circumstances become worse, additional allowances may be required in the future.

3) Deferred tax assets

The Company records deferred tax assets with a valuation allowance to adjust their carrying amounts when it is more likely than not that the deferred tax assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and tax planning strategies. If future taxable income is lower than expected due to a change in economic circumstances and poor operating results, significant adjustments to deferred tax assets may be required.

4) Impairment of long-lived assets

When events and circumstances indicate that the carrying amount of long-lived assets to be held and used may not be recoverable and the carrying amounts of those assets exceed the undiscounted future cash flows, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved. If estimates of future cash flows fall below management’s projection due to the unexpected change in economic circumstances, additional impairment may be required.

5) Retirement and pension plans

Benefit obligations and plan assets are dependent on assumptions used by actuaries in calculating such amounts. These assumptions include the discount rate, retirement rate, rate of compensation increase, mortality rate, expected return on plan assets, and other factors. These assumptions are based upon current statistical data and are reviewed every fiscal year. Differences in actual experience or changes in assumptions may affect the benefit obligations and future pension costs.

To determine the discount rate, the Company considers current market interest rates. To reflect declining current market interest rates, the Company reduced the discount rate from 3.0% to 2.5% as of March 31, 2003. This change resulted in increasing actuarial losses by approximately ¥21.9billion ($183 million), and the minimum pension liability adjustment, pre-tax, by approximately ¥18.4 billion ($153 million), respectively. The Company recognizes immediately actuarial gains and losses in excess of 20% of the larger of benefit obligations or plan assets and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period (approximately 15 years).

To determine the expected rate of return on plan assets, the Company considers realizable return rate based on actuarial return on plan assets in the past 5 to 10 years, the current and expected components of plan assets. Plan assets are managed by insurance companies and trust banks, and are invested primarily in fixed income and equity securities of Japanese and foreign issuers. The actuarial return on plan assets in the past 10 years was 3.6% and the Company anticipates that investment managers will continue to generate long-term returns of at least 3.0%, which is based on an asset allocation assumption of 45% with fixed income securities, with an expected rate of return of 0.7%, and 55% with equity securities, with an expected rate of return of 5%. The Company assumed that the expected rate of return on plan assets was 3.5% in fiscal 2002 and 2003, and continue to believe that 3.5% is a reasonable long-term rate of return, despite the recent market downturn in which the plan assets had a loss of 13.8% for the year ended March 31, 2003. A 0.5% decrease in the expected rate of return on plan assets would have resulted in an increase of pension expense in fiscal 2003 by approximately ¥0.8 billion ($7 million).

The Board of Corporate Auditors and the Company’s senior management had proactive discussions about these critical accounting policies, and they agreed that estimates and assumptions were appropriate in light of the current and expected market conditions, the Company’s businesses and other numerous factors.

Segment information

In order to clarify the relationship between management structure and industry segments, the Company increased the industry segments from three to five, effective for the year ended March 31, 2003.

The five new industry segments are as follows: “Internal Combustion Engine and Machinery,” “Pipes, Valves, and Industrial Castings,” “Environmental Engineering,” “Building Materials and Housing,” and “Other.” The industry segment information for the year ended March 31, 2002 has been restated to conform with the change in the industry segments of 2003. The industry segment information for the year ended March 31, 2001 has not been restated as it is impractical to do so.

A. Operating Results

(The fiscal year ended March 31, 2003 compared with the fiscal year ended March 31, 2002)

General Economic Conditions

During the year under review, the Japanese economy showed some indications of recovery, such as brisk exports in the first half of the year. Consumption and capital expenditures, however, remained sluggish. In the second half of the year, there were growing concerns regarding the future of the Japanese economy due to worsening deflation, sharp falls in stock prices, and increased international uncertainties. As a result, the Japanese economy became stagnant.

Sales

Under such conditions, net sales were ¥926.1 billion ($7,718 million), a decrease of 4.1% from the prior year. Domestic sales were ¥684.2 billion ($5,702 million), down 9.2%, largely due to the divestiture of the prefabricated housing business, of which sales during the prior year were ¥41.1 billion, and reduced sales for public works projects. Overseas sales were ¥241.9 billion ($2,016 million), up 13.8%, largely due to the favorable sales by the tractor business in North America. Overseas sales included currency translation effects due to the depreciation of the yen in relation to the U.S. dollar and the Euro, which had a positive impact on foreign currency-denominated revenue from the overseas subsidiaries when translated into yen. The percentage of overseas sales to total net sales was 26.1%, 4.1 percentage points higher than the prior year.

Sales by Industry Segment

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥444.2 billion, an increase of 7.0% from the prior year, comprising 48.0% of consolidated net sales. Domestic sales increased 3.4%, to ¥225.5 billion. Overseas sales rose 11.0% to ¥218.7 billion. This segment consists of “farm equipment and engines” and “construction machinery”.

(1) Sales of farm equipment and engines increased 5.9% to ¥399.4 billion from the prior year. Domestic sales were ¥204.2 billion, 3.1% higher than the prior year, and overseas sales were ¥195.2 billion, 9.1% higher than the prior year.

In domestic markets, while demand of farm equipment was lackluster reflecting unfavorable crop prices and reduction of rice acreage, the Company has aggressively conducted a sales promotion campaign together with introducing new models of tractors, combine harvesters and rice transplanters with improved performance and price competitiveness.

In overseas markets, sales of tractors in North America had a significant increase resulting from the sales campaign and introduction of new models. The BX Series sub-compact tractors and M Series Utility Tractors recorded favorable sales. The newly introduced ZD zero turn mowers also recorded strong sales. These are the main products of Kubota Tractor Corporation, therefore, net sales of Kubota Tractor Corporation in the U.S.A. increased 7.1% from the prior year. The Company has made an additional investment in its Georgia facilities for the expansion of assembly lines and warehouses, and also established “Turf-Care Technology & Marketing Center”. In the EU markets, sales of tractors increased from the prior year, even though the economic conditions were not favorable there. In China, sales of combine harvesters were almost 90% higher than in the prior year due to the favorable acceptance by professionals who engage in the business of cropping

Sales of engines increased 8.1% from the prior year. Domestic sales declined 4.3% from the prior year, influenced by the sluggish sales to manufacturers of construction and industrial machinery. On the other hand, overseas sales rose by 10.3%, owing principally to the growing sales to original equipment manufacturers both in EU and U.S. markets.

(2) Sales of construction machinery were ¥44.8 billion, an increase of 17.5% from the prior year. Domestic sales were ¥21.3 billion, an increase of 6.2%. Total demand of construction machinery in the Japanese market decreased, however, the Company expanded its market-share through continuous introductions of new models. Overseas sales were ¥23.5 billion, an increase of 30.1%. While demands in EU markets were weak, the increase in market-share allowed the Company to achieve the sales increase. Especially in North America, introduction of new models was very successful, which helped the sales increase.

2) Pipes, Valves & Industrial Castings

Sales in Pipes, Valves & Industrial Castings were ¥177.2 billion, 4.0% lower than the prior year, comprising 19.1% of consolidated net sales. Domestic sales decreased 8.3%, to ¥159.0 billion. Overseas sales increased 63.8%, to ¥ 18.2 billion. This segment consists of “pipes and valves” and “industrial castings”.

(1) Sales of pipes and valves declined 3.8% from the prior year, to ¥145.6 billion. Domestic sales were down 8.2%, to ¥135.5 billion. Overseas sales increased 161.9%, to ¥10.1 billion. Domestic sales of ductile iron pipes, which is the mainstay in this segment, declined 9.1% negatively affected by the reduction in public work spending and financial difficulties in local governments. Sales of Spiral-welded steel pipes remained flat but sales of PVC (Polyvinyl Chloride) pipes declined due to sluggish demand from both public and private sectors. Overseas sales surged by the brisk export of ductile iron pipes and valves to Middle East countries.

(2) Sales of industrial castings decreased 4.6%, to ¥31.6 billion. Domestic sales were down 9.2%, to ¥23.5 billion. Overseas sales were up 11.8%, to ¥8.1 billion. Domestic sales declined due to decreasing capital expenditure and weak demand from the construction industry. Overseas sales grew due to the growing export of cargo oil pipes for oil tankers and the inception of reformer tubes, a new product introduced by a subsidiary in Canada.

3) Environmental Engineering

Sales in Environmental Engineering were ¥136.4 billion, 7.8% lower than the prior year, comprising 14.7% of consolidated net sales. Domestic sales decreased 7.2%, to ¥134.5 billion. Overseas sales also decreased 39.0%, to ¥1.9 billion. This segment consists of environmental control plants and pumps.

Sales in the Water & Sewage Engineering division decreased due to a lower level of orders received in the prior year and financial difficulties in local governments. Sales in the Water Environment Engineering division grew, due to growing sales of sewage treatment plants and expanding sales of new business fields. After the booming demand for rebuilding incinerators for the prevention of dioxin was over in the prior year, sales in the Solid Waste Engineering division were reduced. As for pumps, domestic sales increased through expansion of domestic market-share while public works sales decreased. However, due to the lower sales of overseas markets, total sales were reduced.

4) Building Materials & Housing

Sales in Building Materials & Housing were ¥64.3 billion, 42.0% lower than the prior year, representing 7.0% of consolidated net sales. This segment consists mainly of building materials (roofing materials, siding materials and septic tanks) and sales of condominiums.

(1) Sales of building materials increased 1.2% to ¥57.3 billion. Although the Company promoted new models and attempted to expand market share, sales of roofing materials declined due to increased competition for western type roofing materials during a slowdown of new housing starts. Sales of siding materials remained at the same level as the prior year due to the promotion of new models and the strengthening of products of the Company. Sales of septic tanks increased compared with the prior year, because the Company introduced new marketing channels in regional markets and expanded market-share by introducing new models despite the reduction in market demand.

(2) Sales of condominiums fell 87.1% to ¥7.0 billion. The Company withdrew from the prefabricated housing business, which had been a mainstay of this segment, and represented the ¥41.1 billion of sales in the prior year. Consequently, sales of this segment declined significantly. The Company received more contracts for sales of condominiums than the prior year but the number of condominiums sold was less than the prior year.

5) Other

Other sales were ¥104.0 billion, 3.0% lower than the prior year, consisting 11.2% of consolidated net sales. Domestic sales declined 4.6%, to ¥100.9 billion. Overseas sales climbed 107.8%, to ¥3.1 billion. This segment consists primarily of vending machinery, electronic-equipped machinery, air-condition equipment, and construction.

Despite the reduction of the public works spending, domestic sales remained at the same level as the prior year. Sales of vending machinery and electronic equipped machinery were reduced by the feeble capital expenditures in the private sector. Construction in South-east Asian countries proceeded and this led to the overseas sales increase.

Operating Income

Consolidated operating income decreased 14.0% from the prior year, to ¥29.6 billion ($247 million), and as a percentage of net sales, decreased to 3.2%, down 0.4 percentage point from the prior year. This decrease was mainly due to such factors as the ¥16.8 billion impairment loss on a golf course operated by a subsidiary and ¥4.6 billion in payments associated with the voluntary early retirement program during the year under review.

Operating Income or Loss by Industry Segment (Before elimination of the inter-segment profits and corporate expenses)

Operating income in each industry segment (before elimination of the inter-segment profits and corporate expenses) was: Internal Combustion Engine and Machinery, ¥56.7 billion ($472 million), an 18.7% rise; Pipes, Valves, and Industrial Castings, ¥1.9 billion ($16 million), an 82.8% fall; Environmental Engineering, ¥9.0 billion ($75 million), a 14.3% rise; Building Materials and Housing, ¥0.03 billion ($0.3 million), and Other, operating loss of ¥17.1 billion ($143 million).

Sales of lawn mowers, compact & utility tractors in the U.S. market remained brisk in fiscal 2003, due to strong consumer spending and housing construction in the U.S.A., which was consistent with last year. Profitability in Pipes and Valves declined owing to stagnant demand in Japan caused primarily by a reduction in public spending, private capital investment and local governments’ financial difficulties. Regarding the business of industrial casting, reduced demand and rising purchase prices of raw materials deteriorated its profitability. In Environmental Engineering, the Company implemented the rigorous cost cutting and such cost cutting led to the boosting profitability. Building Materials and Housing regained profitability after the restructuring of the prefabricated housing business. An operating loss of ¥17.1 billion ($143 million) in Other segment included an impairment loss of ¥16.8 billion related to a golf course owned and operated by a subsidiary. As a result of the significant deterioration of the golf business, the Company evaluated the recoverability of related assets and recognized the impairment loss. The fair value of the golf course was determined by the anticipated discounted cash flow approach.

Cost of Sales

The cost of sales decreased 4.7% compared with the prior year, to ¥695.6 billion ($5,796 million). The cost of sales as a percentage of net sales decreased 0.5%, to 75.1%, due mainly to the favorable product mix with continuous cost reduction efforts.

Selling, General and Administrative Expenses

Selling, general, and administrative (SG&A) expenses declined 3.9% compared to the prior year, in spite of absorbing the effect in the current year of the increase due to the inclusion of the majority portion of the ¥4.6 billion payment of the voluntary early retirement program, to ¥181.4 billion ($1,511 million). As in the prior year, this decline was attributed to the reduction in corporate office costs. The Company has reevaluated the missions and roles of its head office’s support and administrative departments and proceeded to streamline those departments. As of April 1, 2002, there were 19 such departments with staff of 677, and the number of departments and staff had been reduced to 14 and 355, respectively as of April 1, 2003.

Other Operating Cost

Loss from disposal and impairment of businesses and fixed assets was ¥19.6 billion ($163 million), an increase of ¥6.8 billion. This loss was primarily the result of the aforementioned impairment loss related to a golf course owned by a subsidiary.

R&D Expenses

R&D expenses were ¥26.4 billion ($220 million). As a percentage of net sales, R&D expenses decreased by 0.2%, to 2.9%. R&D expenses were primarily related to the improvement of combine harvesters, development of new models of tractors and compact-sized generators as well as to improvements in roofing materials and roofing-system fixed photovoltaic shingles incorporating amorphous solar batteries.

Other Income (Expenses)

Other expenses, net, were ¥23.5 billion ($195 million), an increase of ¥17.7 billion compared with the prior year. Interest expenses have been decreasing over the past four consecutive years due to the reduction of interest-bearing debt. The interest-bearing debt amounted to ¥429.6 billion as of March 31, 2000, and had been reduced to ¥327.4 billion as of March 31, 2003. However, valuation losses on short-term and other investments increased from ¥9.2 billion to ¥24.8 billion ($207 million), mainly due to the sharp fall of the stock prices of Japanese financial institutions whose stocks the Company owns.

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Equity in Net Income (Loss) of Affiliated Companies, and Cumulative Effect of an Accounting Change

Due to the factors above, income before income taxes, minority interests in earnings of subsidiaries, equity in net income (loss) of affiliated companies, and cumulative effect of an accounting change decreased ¥22.5 billion, to ¥6.2 billion ($51 million).

Income Taxes

Income taxes decreased ¥5.0 billion compared with the prior year, to ¥12.3 billion ($102 million). However, the effective tax rate increased 139.3 percentage points, to 199.7%. Income tax-current was ¥21.5 billion ($179 million), a decrease of ¥1.4 billion, and income tax-deferred increased by ¥3.7 billion, to ¥9.2 billion ($77 million). The primary reasons for the increase in the effective tax rate were the non-deductibility of the impairment loss on the golf course and the increase in the valuation allowance for deferred tax assets. The ¥16.8 billion impairment loss on a golf course operated by a subsidiary was accounted for without recording a related deferred tax asset because the subsidiary recorded a net loss in the current year, and the ability to recover the deferred tax asset from the subsidiary’s taxable income in the future is uncertain.

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥0.4 billion, to ¥2.1 billion ($17 million). Equity in net income of affiliated companies was ¥0.2 billion ($2 million), compared with a loss of ¥0.2 billion in the previous year.

Net Loss

Net loss totaled ¥8.0 billion ($67 million), compared with income of ¥9.5 billion in the previous fiscal year.

Return on Shareholders’ Equity

Due to the net loss in the year under review, the return on shareholders’ equity was negative 2.3% while in the prior year, return on shareholders’ equity was positive 2.3%.

Earnings per ADS

Basic net loss per ADS (five common shares) was ¥29 ($0.24), as compared to basic net income per ADS of ¥34 in the prior year. This is also due to the net loss in the year under review.

From December 2001, the Company implemented a program to purchase treasury stock. The number of shares of treasury stock was 64.4 million as of March 31, 2003, and these shares were excluded from the calculation of net income (loss) per ADS.

Dividend

The Company’s basic policy for the allocation of profit is to “maintain or raise dividends.” To this end, the Company determines the most appropriate use of retained earnings by considering current business operations as well as the future business environment. A year-end cash dividend per ADS of KUBOTA CORPORATION at the rate of ¥15 was approved at the ordinary general meeting of shareholders, held on June 26, 2003. The Company also paid a ¥15 per ADS interim dividend to each shareholder. Accordingly, the annual cash dividends per ADS were ¥30 ($0.25).

(The fiscal year ended March 31, 2002 compared with the fiscal year ended March 31, 2001)

General Economic Conditions

The Japanese economy deteriorated in the year under review, ended March 31, 2002, due to weak capital expenditure in the private sector, stagnant public investment, and feeble personal consumption that reflected the harsh conditions of employment and income. Overseas, although it was feared that an economic slowdown and terrorist attacks in the United States would cause the worldwide economy to become stagnant, the U.S. economy showed signs of recovery supported by brisk personal consumption, new housing starts, and inventory adjustment. In the EU, an economic slowdown was apparent in Germany, and economies in other EU countries began to deteriorate gradually.

Sales

Under such conditions, net sales were ¥965.8 billion, a decrease of 1.9% from the prior year. Domestic sales were ¥753.2 billion, down 5.0%. This decrease was mainly attributable to lower sales in public works related businesses. Overseas sales were ¥212.6 billion, up 10.6%.

Sales by Industry Segment

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥415.1 billion, a decrease of 0.3% from the prior year, comprising 43.0% of consolidated net sales. Domestic sales decreased 8.5%, to ¥218.2 billion. Overseas sales rose 10.7%, to ¥196.9 billion.

(1) Sales of farm equipment and engines increased 0.5%, to ¥377.0 billion. Domestic sales declined 7.9%, to ¥198.1 billion. This was primarily attributable to the reduction in the number of consolidated subsidiaries and feeble replacement demand. The domestic market for farming equipment has been negatively affected by gloomy economic conditions and weakness in the prices of rice and vegetables. Under these conditions, the Company has tried to aggressively promote sales by implementing a flexible sales policy while introducing new models with higher quality and price-competitiveness. Domestic sales of new models of medium-sized tractors were brisk and sales of large-sized tractors were favorable in northern Japan, especially Hokkaido, which is the main domestic market for large-sized tractors. However, sales of small-sized tractors declined compared with the previous year. This reflects substantial sales in the prior year and consumers’ preference for tractors with lower price tags.

Overseas sales increased 12.0%, to ¥178.9 billion. In the United States, which is the mainstay of the overseas market, there were growing concerns regarding the negative impacts of the recession and the terrorist attacks, but the Company recorded an all-time high in the volume of tractors sold. Brisk new housing starts and stable private consumption supported this. Most noteworthy, a new model of lawn mower was received exceptionally well by consumers. The sub-compact tractor “BX” also recorded favorable sales in the year under review.

Economic conditions in the EU already negatively affected by the economic slowdown in the United States in the latter half of the year, turned worse. However, in France, Germany, the United Kingdom, and Southern European countries, sales of tractors were brisk and higher than in the prior year.

In China, sales of combine harvesters increased from the prior year thanks to the favorable acceptance of a new model by farmers, the fact that consumer credit loans have become widespread and other factors. In Taiwan, sales were slightly lower than in the previous year due to an economic slump and the liberalization of imports of crops, a factor contingent to Taiwan’s participation in the WTO.

Sales of engines retreated from the prior year. Domestic sales to manufacturers of construction and industrial machinery were reduced by sluggish demand in construction. Sales to farming-related markets also declined due to the stagnant demand for farm equipment. Overseas, in the U.S. market sales of engines for lawn mowers were brisk, thanks to favorable consumption levels and new housing starts; but, negatively impacted by the slowdown in the U.S. economy, sales of light towers and lifts struggled.

(2) Sales of construction machinery decreased 7.9%, to ¥38.1 billion compared with the prior year. Domestic sales retreated 13.4%, to ¥20.1 billion, because the market for construction machinery shrank due to lackluster economic conditions and the reduction in public works construction. Overseas sales declined 0.9%, to ¥18.0 billion. Sales in Germany were down from the previous year, but sales in France and the United Kingdom were favorable. Total sales in these three countries were up from the previous year.

2) Industrial Products and Engineering

Sales in Industrial Products and Engineering, accounting for 45.5% of consolidated sales, were ¥439.8 billion, a decrease of 4.0% from the prior year. Domestic sales declined 4.4%, to ¥424.1 billion. Overseas sales climbed 9.5%, to ¥15.7 billion.

(1) Sales of pipe and fluid systems fell 8.8%, to ¥189.6 billion. Domestic sales declined 9.3%, to ¥185.1 billion. Overseas sales rose 18.8%, to ¥4.5 billion. Sales of ductile iron pipes, centering on pipes for tub-water, decreased. This decrease reflected a reduction in public works investment due to financial difficulties. Sales of plastic pipes decreased, principally due to weak new housing starts and the reduction in public works investment. Sales of valves improved, and construction related to several large orders progressed. From this fiscal year, sales of pumps, formerly included in this division, are included in Environmental Engineering Division.

(2) Sales of industrial castings retreated 4.4%, to ¥33.2 billion, with domestic sales down 4.3%, to ¥25.9 billion, and overseas sales decreasing 4.5%, to ¥7.3 billion. Sales of ductile iron segments grew thanks to large orders, but sales of cast steel pipes for use in preventing landslides declined, negatively affected by the reduction in public works investment. Sales of cargo oil pipes, or cracking tubes, for the petrochemical industry rose, but sales in the iron industry-related market declined. Overseas, our Canadian subsidiary, Kubota Metal Corporation, recorded lower sales as a result of sluggish market conditions in the mining and iron industries.

(3) Sales of environmental engineering increased 6.1%, to ¥148.0 billion. Domestic sales rose 5.6%, to ¥144.9 billion, and overseas sales increased 31.9%, to ¥3.1 billion. Sales of sewage treatment plants, which are the mainstay of this segment, were lower than in the prior year. This decrease had a direct relationship with the reduction in public works investment due to financial difficulties. Sales of incineration plants and recycling plants jumped because of large orders received in the prior year. Regarding orders, the Company received orders for incinerators from Kyoto. Total orders for incineration plants and recycling plants were down, however, because orders in the prior year were very high. Sales of pumps fell, particularly of large-sized pumps, affected by the reduction in public works investment.

(4) Sales of other industrial machinery decreased 9.2%, to ¥69.0 billion, with domestic sales down 9.6%, to ¥68.2 billion, and overseas sales improving 44.4%, to ¥0.8 billion.

3) Building Materials and Housing

Sales in Building Materials and Housing were ¥110.9 billion, an increase of 0.5 % from the prior year, comprising 11.5% of consolidated net sales.

(1) Sales of Building Materials decreased 4.1%, to ¥56.7 billion. Sales of roofing materials decreased, negatively affected by the slump in new housing starts, even though the Company renewed its lineup of basic models for the first time since its inception. Sales of siding materials rose, as the Company raised market share by introducing new models.

As for septic tanks (Johkasou Systems), sales advanced. To meet expanding demand for dual-use (both night-soil and wastewater), systems, the Company introduced several new models of compact-type dual-use septic tanks. As a result, the Company’s market share was up compared with the previous year.

(2) Sales of Housing improved 5.8%, to ¥54.2 billion. Sales in prefabricated houses decreased compared with the previous year, reflecting weak new housing starts. In contrast, sales of condominiums were favorable, thus total sales in the housing business advanced. In March 2002, the Company transferred shares of Kubota House Co., Ltd., to Sanyo Electric Co., Ltd., and withdrew from the prefabricated housing business.

Operating Income

Consolidated operating income decreased 20.3% from the prior year, to ¥34.4 billion, and as a percentage of net sales fell to 3.6%, down 0.8 percentage point from the prior year. This decrease was mainly due to loss from disposal of the businesses and fixed assets in the year under review.

Operating Income or Loss by Industry Segment (Before elimination of the inter-segment profits and corporate expenses)

Operating income in Internal Combustion Engine and Machinery was ¥47.8 billion, a 10.7% rise. Sales of lawn mowers, compact & utility tractors in the US market remained brisk in fiscal 2002, thanks to strong consumer spending and housing construction in the U.S.A. Also, yen depreciation against US dollar helped to export products at favorable cost for US distribution subsidiary.

Operating income in Industrial Products and Engineering was ¥19.9 billion, an 18.6% fall. Although industrial castings recovered its profitability, operating income of both pipe and fluid systems and environmental engineering declined owing to stagnant demand in Japan primarily by reduction in public spending, private capital investment and local governments’ financial difficulties.

Operating loss in Building Materials and Housing was ¥13.0 billion, a 96.8% rise. In the business of building materials, operating loss decreased, while in the business of housing, operating loss increased. This is because the Company withdrew from the prefabricated housing business at the end of fiscal 2002, and incurred a loss from disposal of the business, ¥3.5 billion, and also recognized an impairment loss on assets such as real estate for sale in the condominium business.

Cost of Sales

Cost of sales decreased 1.7% compared with the prior year, to ¥729.9 billion. The cost of sales ratio increased a slight 0.2 percentage point, to 75.6%.

Selling, General and Administrative Expenses

Consolidated selling, general, and administrative (SG&A) expenses declined 5.0% compared with the prior year, to ¥188.7 billion. As in the previous year, this decline was attributable to a reduction in corporate office costs. SG&A expenses as a percentage of net sales improved 0.6 percentage points, to 19.5%, and this ratio has improved for three successive years.

Other Operating Cost

Loss from disposal of businesses and fixed assets for the year ended March 31, 2002 included a loss of ¥4,734 million resulting from write-down of long-lived assets to be disposed of, primarily land and rental property with a fair value of ¥2,120 million. Also included was a loss of ¥6,332 million mainly resulting from the disposal of the prefabricated housing business, and mergers and integration of farm machinery distributors, in connection with the Company’s efforts to streamline operations.

R&D Expenses

R&D expenses were ¥30.2 billion. As a percentage of net sales, R&D expenses edged up 0.1 percentage points, to 3.1%. The fields of study where R&D expenses were mainly spent were the development of automated control systems for tractors, earthquake-resistant ductile iron pipes, and fireproof siding materials.

Other Income and Expenses

Other income (expenses), net, was a net expense of ¥5.7 billion, compared with a net income of ¥17.6 billion in the prior year. This decrease mainly resulted from a ¥19.3 billion gain on contribution of securities to the employee retirement benefit trust recognized in the prior year. In addition, other expenses in the year under review included a loss from write-downs of securities. Interest and dividend income decreased ¥2.5 billion, to ¥7.5 billion. Interest expenses also decreased, falling ¥1.4 billion, to ¥6.7 billion.

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Equity in Net Income (Loss) of Affiliated Companies, and Cumulative Effect of an Accounting Change

Income before income taxes, minority interests in earnings of subsidiaries, equity in net income (loss) of affiliated companies, and cumulative effect of an accounting change decreased ¥32.1 billion, to ¥28.7 billion, mainly due to the gain on contribution of securities to the employee retirement benefit trust recognized in the prior year and losses on investment securities in the year under review.

Income Taxes

Income taxes decreased ¥10.9 billion compared with the prior year, to ¥17.3 billion. The effective tax rate increased 14.0 percentage points, to 60.4% due to the increase in valuation allowance. Income tax—current was ¥22.9 billion, a decrease of ¥2.3 billion, and income tax-deferred was reduced by ¥8.6 billion, to ¥5.6 billion.

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥0.2 billion, to ¥1.7 billion. Equity in net income (loss) of affiliated companies was a loss of ¥0.2 billion, compared with income of ¥0.2 billion in the prior year.

Net Income

Net income declined ¥0.3 billion, to ¥9.5 billion. The ratio of net income to net sales was 1.0%, unchanged from the prior year.

Return on Shareholders’ Equity

The return on shareholders’ equity increased 0.1 percentage point, to 2.3%, because shareholders’ equity in the year under review declined sharply as a result of a decrease in unrealized gains on investment securities.

Earnings per ADS

Basic net income per ADS was ¥34, a ¥1 decrease from the prior year, and diluted net income per ADS was ¥33, a ¥1 decrease from the prior year. From December 2001, the Company implemented a program to purchase treasury stock. The number of shares of treasury stock was 18.7 million as of March 31, 2002, and these shares were excluded from the calculation of income per ADS.

Dividend

The Company’s basic policy for the allocation of profit is to “maintain or raise dividends.” The Company’s policy is to determine the most appropriate use of retained earnings, taking into consideration current business operations as well as the future business environment. A year-end cash dividend per ADS of Kubota Corporation of ¥15 was approved at the Ordinary General Meeting of shareholders, held on June 26, 2002. Kubota Corporation also paid a ¥15 per ADS interim dividend to each shareholder. Accordingly, the annual cash dividends per ADS were ¥30.

B. Liquidity and Capital Resources

Finance and Liquidity Management

The Company’s financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents or other current assets, free cash flow (*1), and funding, the Company is in a position to finance the expansion of its business, R&D, and capital expenditures for current and future business projects.

The Company maintains adequate sources of funding such as borrowings from financial institutions, accounts receivable securitization and lines of credit. In the U.S., Kubota Tractor Corporation and Kubota Credit Corporation, U.S.A. maintain an aggregate of $550 million U.S. dollar of accounts receivable securitization program as of December 31, 2002, the fiscal year end of the subsidiaries, as well as lines of credit with several financial institutions to secure each funding requirement. Additionally, Kubota Canada Ltd./ Kubota Canada LTEE (KCL) may sell both trade and finance receivables through two independent securitization trusts. KCL has agreements to sell up to 75 million Canadian dollar ($47,500 thousand) of trade receivables and an unlimited amount of finance receivables, subject to the approval of the trusts, as of December 31, 2002, the fiscal year end of KCL. Accounts receivable sold under the facility are excluded from receivables in the accompanying consolidated balance sheet. The Company sold trade receivables, net of loss reserves of ¥1,048 million ($8,734 thousand) at December 31, 2002, totaling ¥37,746 million ($314,547 thousand) during the year ended December 31, 2002. The Company sold finance receivables, net of loss reserves of ¥492 million ($4,096 thousand) at December 31, 2002, totaling ¥43,840 million ($365,330 thousand) during the year ended December 31, 2002.

In Europe and Asia, each subsidiary maintains adequate lines of credit with financial institutions. The Company also maintains a commercial paper program allowing for the issuance of commercial paper up to a maximum of ¥100.0 billion ($833 million), however, the Company currently doesn’t use this program as the Company is focused on the reduction of interest-bearing debt. Additionally, its financial subsidiaries raise money mainly through net cash provided by operating activities and borrowings from financial institutions. The Company believes the working capital is sufficient for its present requirement. Commitments for capital expenditures outstanding at March 31, 2003 approximated ¥1.3 billion. Currently, the Company has adequate financing resources.

Furthermore, the Company has established lines of credit totaling ¥30.0 billion ($250 million) with specific banks. The Company has not needed to borrow on such lines of credit. It is a basic policy of Kubota Corporation that it keeps liquidity equal to approximately one average month sales. Furthermore, the Company implemented Group Financing to improve the efficiency of domestic subsidiaries. As a principal policy, Kubota is centralizing and pursuing efficiency of its cash management domestically through the Kubota Cash Management System with which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded. Through this system, the Company may manage its funds more efficiently.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company is reducing its interest-bearing debt (*2), taking advantage of positive free cash flows. The Company set a target to reduce its debt to ¥315.0 billion at the end of March 2003. At the end of March 2003, the amount of interest-bearing debt decreased to ¥327.4 billion ($2,728 million), which was over the target due to the use of funds to expand business in North America and the allocation of funds for the repayment of corporate bonds due during the year ending March 2004. The Company intends to further reduce the interest-bearing debt to ¥300.0 billion by March 2004.

The amount of working capital decreased ¥8.8 billion, to ¥213.0 billion from the prior year, but the ratio of current assets to current liabilities remained at the same level of 144%. The Company has kept this ratio at approximately the same level, more than 140%, for five consecutive years. Management believes that working capital will be sufficient to support its current and anticipated capital and operating expenditures for the foreseeable future.

There is some seasonality to the Company’s liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments are collected during April through June every year. The Company currently has no difficulty in securing adequate financing resources to fund its operations and investment throughout the year. The currency in which the Company has its debt is mainly Japanese yen. There is no restriction regarding the manner in which the funds may be spent.

(*1) free cash flows = Net cash provided by operating activities – Purchase of fixed assets

(*2) interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Long-term debt

Contractual Obligations

The following table summarizes contractual obligations.

				(¥ million)
	Total	Less than one year	One to five years	More than five years
Short-term Borrowings	¥95,568	¥95,568	—	—
Long-term Borrowings	231,796	75,830	¥136,170	¥19,796

Ratings

Kubota obtains a rating from Rating and Investment Information, Inc. (R&I), a rating agency in Japan, to facilitate access to funds from the capital market in Japan. Its current rating is A+ as of March 2003 and its outlook is stable.

Assets, Liabilities and Shareholders’ Equity

Assets

Total assets at fiscal year-end amounted to ¥1,139.0 billion ($9,492 million), ¥61.1 billion less than at the prior fiscal year-end. This was mainly due to a decline in the valuation of investment securities and a reduction of current assets.

Cash and cash equivalents increased ¥6.4 billion, to ¥67.4 billion ($561 million). Notes and accounts receivable decreased ¥40.2 billion, to ¥420.4 billion ($3,503 million). These fluctuations are due to the timing of a holiday for Japanese financial institutions, which occurred on March 31, 2002, thereby delaying payments in the prior year.

Inventories decreased ¥4.1 billion, to ¥151.2 billion ($1,260 million), due to the implementation of the Company’s “Maintenance of the balance sheet” policy. The inventory turnover was 6.0 times, 0.2 point higher than the prior year. Total current assets were ¥692.4 billion ($5,770 million), a decrease of ¥31.4 billion. Investments decreased ¥49.5 billion, to ¥92.1 billion ($767 million). This decline included a ¥19.0 billion decrease in gross unrealized holding gains and valuation losses on short-term and other investments of ¥24.8 billion. Property, plant and equipment decreased ¥23.7 billion, to ¥252.6 billion ($2,105 million). Capital expenditures were ¥35.8 billion ($299 million), a decrease of ¥0.5 billion. The Company managed the amount of capital expenditures so that they would not exceed the amount of cash flows generated by operating activities. The amount of depreciation expense was ¥38.5 billion ($321 million). Other assets were ¥102.0 billion ($850 million), an increase of ¥43.5 billion. This increase was due to an increase in non-current deferred tax assets of ¥37.1 billion due primarily to the sharp decrease in unrealized gains on investment securities and the increase in the minimum pension liability adjustment.

Liabilities

Total liabilities amounted to ¥810.3 billion ($6,753 million), an increase of ¥17.7 billion from the prior year. Short-term borrowings decreased ¥27.4 billion, to ¥95.6 billion ($796 million), but the current portion of long-term debt increased ¥33.8 billion, to ¥75.8 billion ($632 million). Trade notes and accounts payable were ¥205.8 billion ($1,715 million), a decrease of ¥19.8 billion. The principal reason for this decrease was that the last day of the prior year fell on a holiday for financial institutions resulting in delaying payments. Reflecting these changes, total current liabilities decreased ¥22.6 billion, to ¥479.4 billion ($3,995 million).

Long-term liabilities increased ¥40.4 billion, to ¥331.0 billion ($2,758 million). Long-term debt decreased ¥11.9 billion, to ¥156.0 billion ($1,300 million), due to the repayment of corporate bonds in the prior year. However, accrued retirement and pension costs increased ¥53.6 billion, to ¥159.8 billion ($1,332 million). This increase resulted from the decrease of plan assets attributed to falling stock prices and from the increase in pension liabilities due to the reduction of the discount rate.

Working capital at the fiscal year-end decreased ¥8.8 billion, to ¥213.0 billion ($1,775 million). The ratio of current assets to current liabilities remained at the same level of 144%.

Shareholders’ Equity

Total shareholders’ equity decreased ¥79.5 billion, to ¥315.4 billion ($2,629 million). The ratio of shareholders’ equity to total assets decreased 5.2 percentage points, to 27.7%. This decrease resulted from the increase of ¥48.2 billion in accumulated other comprehensive loss, from the decrease of ¥16.3 billion in retained earnings, and from the increase of ¥15.0 billion in treasury stock, at cost. The increase of ¥48.2 billion in accumulated other comprehensive loss was mainly due to the minimum pension liability adjustment of ¥30.4 billion (net-of-tax amount) and the unrealized losses on securities of ¥11.6 billion (net-of-tax amount).

In order to enhance capital efficiency and create more value for shareholders, the Company commenced a program for the purchase of treasury stock in December 2001. The cumulative amount of purchases at March 31, 2003, ¥21.9 billion, was deducted from shareholders’ equity, and the number of shares of treasury stock as of March 31, 2003, was 64.4 million, 4.8% of total shares outstanding. For these purchases, the Company used net cash provided by operating activities. As for next fiscal year, the Company plans to continue the purchase of treasury stock, up to the maximum additional 50.0 million shares, or ¥20.0 billion.

The debt-to-equity ratio (*3) was 103.8%, up 19.5 percentage points compared with 84.3% in the prior year. Interest-bearing debt was reduced based on financial policy, but such reduction was more than offset by the decrease in shareholders’ equity due to above-mentioned factors.

(*3) debt-to-equity ratio = interest-bearing debt / shareholders’ equity

Cash Flows

Net cash provided by operating activities was ¥64.3 billion ($535 million), a decrease of ¥13.6 billion from the prior year. The Company recorded a net loss of ¥8.0 billion ($67 million) during the year under review compared to the ¥9.5 billion net income in the prior year. The net loss reflected losses such as ¥24.8 billion of valuation losses on short-term and other investments, an increase of ¥15.7 billion from the prior year, and ¥17.4 billion of an impairment loss on fixed assets, an increase of ¥12.7 billion from the prior year, and these losses did not affect the cash position of the Company. The decrease in notes and accounts receivable exceeded the decrease in notes and accounts payable by ¥11.3 billion, an increase of ¥8.5 billion from the prior year, which partially offset the decrease in net cash provided by operating activities. However, decrease in inventories was ¥2.5 billion, down by ¥20.8 billion from the prior year and this negatively impacted net cash provided by operating activities. In the end, as well as by the factors mentioned above, by ¥4.4 billion of provision for reversal of retirement and pension costs, a decrease of ¥5.7 billion from the prior year, net cash provided by operating activities was reduced.

Net cash used in investing activities amounted to ¥27.6 billion ($230 million), a decrease of ¥6.9 billion from the prior year. This amount includes purchases of fixed assets of ¥33.8 billion. The Company contained capital expenditures in recent years, but due to the completion of its “Hanshin Office” in October 2002, the amount of purchases of fixed assets was larger than that of the prior year. In the prior year, the Company sold its prefabricated housing business, and ¥10.2 billion cash was transferred in the sale of business. There was no such transaction during the year under review.

Net cash used in financing activities amounted to ¥30.0 billion ($250 million), a decrease of ¥31.3 billion from the prior year. The Company used cash for the repayment of long-term debt of ¥45.4 billion, a decrease of ¥25.6 billion from the prior year, and a reduction in short-term borrowings of ¥26.5 billion, an increase of ¥23.7 billion from the prior year. The Company restrained borrowings of long-term debt to ¥65.6 billion and continued to reduce total interest-bearing debt. Additionally, the Company paid cash dividends of ¥8.3 billion. On the purchase of treasury stock, the Company spent ¥15.0 billion, an increase of ¥8.1 billion from the prior year.

As a result, including the negative effect of exchange rates, cash and cash equivalents at the end of March 2003 were ¥67.4 billion ($561 million), an increase of ¥6.4 billion from the prior year.

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, Kubota conducts its derivatives transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. Because the counterparties for derivative transactions are financial institutions with high creditworthiness, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 12 to the consolidated financial statements.

Countermeasures for the Removal of Governments Deposit Guarantees

Effective in April 2002 in Japan, limits were placed on government guarantees of certain short-term deposits held by financial institutions. As a countermeasure, the Company maintains its deposits with a diverse group of financial institutions with high credit ratings. In addition, the Company centralized its risk management with financial institutions mainly through concentrating cash within the parent company.

C. Research and Development, Patents and Licenses, etc

Research and Development

The Company conducts its research and development activities with approximately 1,700 researchers and engineers. The following table shows the Company’s research and development expenses for the last three fiscal years.

	Millions of yen			Thousands of U.S. dollars
	2001	2002	2003	2003
R&D Expenses	¥30,257	¥30,186	¥26,405	$220,042
As a percentage of consolidated net sales	3.07%	3.13%	2.85%	—

The Company conducts its R&D activities within the following basic policies: to upgrade and improve the social infrastructure, to improve the living environment, to work toward an efficient industrial society, and to preserve and protect the global environment.

The R&D activities are conducted principally in R&D departments in each business division and subsidiaries. In each business divisions and subsidiaries, there are about 40 R&D departments. Each department promotes the R&D activities fortifying each business.

Total spending on R&D activities was ¥26.4 billion, down 12.5% and its ratio to net sales declined 0.28 percentage points, to 2.85%.

Examples of R&D activities in the Company’s five business groups are as follows;

In Internal Combustion Engine and Machinery, the Company developed automated balancing control system, installed in combine harvesters which helped combine harvesters run smooth even in muddy fields. Total R&D expenses of this business segment were ¥14.7 billion.

In Pipes, Valves, and Industrial Castings, the Company ameliorated valves that have performance improved and price competitiveness. R&D expenses of this group were ¥2.7 billion.

In Environmental Engineering, the Company has improved disposal procedure of sludge by applying specific chemical reaction, or developed compact-sized generators installed in the water pipes. R&D expenses of this group were ¥2.2 billion.

In Building Materials and Housing, the Company improved the PV (photovoltaic) shingles. The new shingles generate electricity more effectively, so that maximum generating power is 3.0 kilowatts per unit. R&D expenses of this group were ¥1.8 billion.

In other segments, the Company developed the Digital Load Cell KS-C series indicators. R&D expenses of this group were ¥2.0 billion.

The remaining ¥3.0 billion was spent on fundamental R&D activities.

Patent and License

With respect to licenses or patents, the Company does not rely on specific licenses or patents for its management. As of March 31, 2003, the Company held 6,039 Japanese patent and utility model registrations, and 814 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2003, royalty income and expenses were ¥627 million ($5,225 thousand) and ¥153 million ($1,275 thousand), respectively, under such licensing arrangements.

D. Outlook for the Next Fiscal Year

General Conditions

The Company expects that the economic conditions in Japan will remain weak because of higher unemployment and a poor economic outlook, which are negatively affecting personal consumption and capital expenditures. Public investment in Japan also is expected to be reduced, and the U.S. economy, which impacts the world economy, is experiencing uncertainty.

Under such conditions, the Company will make every effort to overcome the difficult business environment, and it continues to work hard towards the vigorous and steady implementation of the Medium-Term Management Strategy, thus accelerating the process and attaining further improvement.

Medium-Term Management Strategy

In March 2001, Kubota initiated a Medium-Term Management Strategy covering the three-year period through March 2004. The Company is working concertedly to achieve the three principal objectives articulated in the strategy, which are to reform its business structure and profit structure, fundamentally improve its business operating systems, and strengthen its financial position. To overcome current challenges, improve performance, and promote sustained corporate development, we will continue with the forceful implementation of our Medium-Term Management Strategy during the current fiscal year. We will do our utmost to ensure that the strategy is implemented as quickly as possible and with maximum effectiveness.

The fundamental imperative of the Medium-Term Management Strategy is to continually reevaluate prospective business circumstances and steadily proceed with strategic initiatives conceived based on a medium-to-long-term perspective. Accordingly, while fiscal 2004 is the final year of the current Medium-Term Management Strategy, we have decided to draft new versions of the Medium-Term Management Strategy on a rolling basis. While annually reappraising progress made in implementing strategies as well as changes in our operating environment, we will make timely adjustments to our strategies and announce these adjustments to ensure that our management objectives are clear to concerned parties both inside and outside of Kubota.

Financial Outlook

Looking ahead, the Company forecasts consolidated net sales for the year ending March 31, 2004, at ¥910.0 billion, down ¥16.1 billion compared with the prior year.

This forecast consists of net sales in these five business segments “Internal Combustion Engine and Machinery,” “Pipes, Valves, and Industrial Castings,” “Environmental Engineering,” “Building Materials and Housing,” and “Other” of ¥442.0 billion, ¥180.0 billion, ¥130.0 billion, ¥65.0 billion, and ¥93.0 billion, respectively.

In Internal Combustion Engine and Machinery, the Company expects slight decrease in revenue of approximately ¥2.2 billion, or 0.5%, from the prior year, because overseas sales is to be reduced due principally to the yen appreciation against U.S. dollars. In Pipes, Valves, and Industrial Castings, sales are expected to increase by ¥2.8 billion or 1.6%, due to the favorable export of ductile iron pipes. In Environmental Engineering, the Company expects a decrease in revenue of ¥6.4 billion, or 4.7% from the prior year, due mainly to the forecast of the continuous decrease in public works spending. In Building Materials and Housing, the Company expects revenue to increase slightly by ¥0.7 billion, or 1.1%, from the prior year. In Other segment, ¥11.0 billion, or 10.6% of decrease from the prior year is expected.

The Company also expects a significant increase in pension expense, due to the deterioration in the return on investments in the pension assets and the large increase in pension liabilities related to the reduction of the discount rate. The Company forecasts the amount of pension expense for the year ending March 31, 2004, will increase approximately ¥46.4 billion. Negatively affected by this increase, operating income is expected to be ¥7.0 billion, down ¥22.6 billion.

The Company recognizes immediately actuarial gains and losses in excess of 20% of the larger of benefit obligations or plan assets and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period (about 15 years).

The Company recognized expense of ¥5.6 billion for actuarial losses for the year ended March 31, 2003. The Company forecasts the expense for actuarial losses of approximately ¥52.0 billion for the year ending March 31, 2004.

Kubota Corporation was given an approval for its application for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of its employee benefit pension plan on January 30, 2003. The Company will recognize the gains related to the transfer when it completes the transfer to the government of the substitutional portion of the benefit obligation and related plan assets in accordance with US GAAP. The forecast of the above number does not include these gains, because the effect of the transfer on the Company’s consolidated financial statements has not been determined.

Additionally, the Company expects income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies will be ¥10.0 billion, up ¥3.8 billion. While the Company recorded ¥24.8 billion valuation loss on short term and other investments during the fiscal year under review, the Company expects no such valuation loss for the year ending March 31, 2004.

Finally, net income is expected to be ¥5.0 billion, up ¥13.0 billion as compared with the fiscal year under review when the effective tax rate increased to 199.7% due to the non-deductibility of the impairment loss on the golf course and the increase in the valuation allowance for deferred tax assets. (These forecasts anticipate an exchange rate of ¥116=US$1.)

In accordance with the previously described basic policy related to the Company’s profit allocation to “maintain or raise dividends,” the Company is considering paying cash dividends per ADS for the next entire fiscal year of ¥30, including the expected interim cash dividends of ¥15 per ADS.

Contingencies

In May 1998, the Company was investigated by the Fair Trade Commission of Japan (the “FTCJ”) for an alleged violation of the Law Concerning Prohibition of Private Monopoly and Preservation of Fair Trade (the “Anti-Monopoly Law”) relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. The Company received a cease and desist recommendation from the FTCJ in March 1999, which was accepted by the Company in April 1999.

The FTCJ also brought a criminal accusation alleging violation of the Anti-Monopoly Law against the Company and three of its employees, who were indicted in the Tokyo High Court in March 1999. On February 24, 2000, the Company was fined ¥130 million, and the three employees were given 6-10 months prison sentences, suspended for two years.

In the meanwhile, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the Anti-Monopoly Law, upon initiation of the procedures the surcharge order lost effect. In addition, Section 7-2 of the Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2, and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such unfavorable outcome. As of this filing date, the Company is still in the process of the hearing procedures.

Subsequent event

On August 5, 2003, Kubota Corporation made an announcement of its intention to jointly establish a company on December 1, 2003 with Matsushita Electric Works, Ltd. (MEW), integrating their business operations of roofing and siding materials including manufacturing, sales, research and development, and administration. The objective of the business integration is to combine both of Kubota’s and MEW’s business resources.

Having the shared goal of integrating the business operations on December 1, 2003, Kubota and MEW will continue to hold full-scale discussions on all of the terms and conditions in order to reach a mutually beneficial agreement. The effect of the business integration, if completed, on the Company’s consolidated financial statements has not yet been determined.

E. Off-balance Sheet Arrangements

Not applicable

F. Tabular Disclosure of Contractual Obligations

Not applicable

G. New Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which is effective for contracts entered into or modified after June 30, 2003. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The Company is currently reviewing this statement to determine its impact on future financial statements.

Cautionary Statements with Respect to Forward Looking Statements

Projected results of operations and other future forecasts contained in this annual report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate products which will be accepted in the market. Finally the users of this information should note that the factors that could influence the ultimate outcome of the Company’s activities are not limited to the above.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The information with respect to the directors and corporate auditor is as follows;

Daisuke Hatakake
Date of birth	June 29, 1941
Joined the Company in	April 1964
Current position	President and Representative Director
Former position	Managing Director, In charge of Corporate Planning & Control Dept., Finance & Accounting Dept., and PV Business Planning & Promotion Dept., General Manager of Corporate Compliance Headquarters

Tomomi Soh
Date of birth	May 2, 1939
Joined the Company in	April 1962
Current position	Executive Vice President and Representative Director, In charge of Tokyo Head Office, General Manager of Industrial & Material Systems Consolidated Division
Former position	Executive Managing Director, General Manager of Industrial & Material Systems Consolidated Division

Mikio Kinoshita
Date of birth	May 31, 1939
Joined the Company in	April 1963
Current position	Executive Vice President and Representative Director, In charge of Research & Development Planning & Promotion Dept., General Manager of Farm & Industrial Machinery Consolidated Division
Former position	Executive Managing Director, General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of Tractor Division

Tsuyoshi Hayashi
Date of birth	February 24, 1939
Joined the Company in	April 1963
Current position

Executive Managing Director,

In charge of Construction Machinery Division and Manufacturing Planning & Promotion Dept.,

General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

Former position	Managing Director, In charge of Construction Machinery Division, General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

Tadahiko Kinoshita
Date of birth	December 8, 1941
Joined the Company in	April 1964
Current position

Executive Managing Director,

In charge of PV Business Planning & Promotion Dept.,

General Manager of Housing Materials & Utilities Consolidated Division,

General Manager of Housing & Building Materials Division

Former position	Managing Director, General Manager of Housing Materials & Utilities Consolidated Division, General Manager of Housing & Building Materials Division

Akio Nishino
Date of birth	March 14, 1941
Joined the Company in	April 1966
Current position	Managing Director, General Manager of Environmental Engineering Consolidated Division
Former position	Managing Director, Deputy General Manager of Environmental Engineering Consolidated Division, General Manager of Water Environmental Engineering Division

Masaru Ishiguro
Date of birth	July 30, 1941
Joined the Company in	April 1964
Current position	Managing Director, In charge of Corporate Compliance Headquarters, General Affairs Dept., and Tokyo Administration Dept.
Former position	Director, In charge of General Affairs Dept., General Manager of Secretary & Public Relations Dept.

Akira Seike
Date of birth	January 27, 1943
Joined the Company in	April 1965
Current position	Managing Director, In charge of Farm Facilities Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
Former position	Director, In charge of Farm Facilities Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

Toshiyuki Yotsumoto
Date of birth	February 26, 1942
Joined the Company in	April 1967
Current position	Managing Director, General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division
Former position	Director, General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division

Yoshihiro Fujio
Date of birth	September 6, 1944
Joined the Company in	April 1967
Current position	Managing Director, In charge of Secretary & Public Relations Dept., Personnel Dept., and Health & Safety Planning & Promotion Dept.
Former position	Director, In charge of Personnel Dept.

Moriya Hayashi
Date of birth	May 7, 1944
Joined the Company in	April 1969
Current position	Managing Director, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Tractor Division
Former position	Director, General Manager of International Headquarters in Farm & Industrial Machinery Consolidated Division, Deputy General Manager of Tractor Division

Tadahiko Urabe
Date of birth	October 26, 1943
Joined the Company in	April 1966
Current position	Director, General Manager of Plastic Pipe Division
Former position	Director, General Manager of Planning Dept. in Plastic Pipe Division

Masateru Yoshikawa
Date of birth	July 15, 1944
Joined the Company in	April 1967
Current position	Director, In charge of Environmental Protection Dept.
Former position	Director, General Manager of Ductile Iron Pipe Manufacturing Headquarters in Ductile Iron Pipe Division

Toshihiro Fukuda
Date of birth	October 12, 1945
Joined the Company in	April 1969
Current position	Director, In charge of Related Products Division, Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Farm Machinery Division
Former position	Director, Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

Yasuo Masumoto
Date of birth	April 21, 1947
Joined the Company in	April 1971
Current position	Director, General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division
Former position	Director, General Manager of Farm Machinery Division

Junichi Maeda
Date of birth	May 23, 1945
Joined the Company in	September 1972
Current Position	Director, General Manager of Ductile Iron Pipe Division
Former position	General Manager of Planning Dept. in Ductile Iron Pipe Division

Yoshiharu Nishiguchi
Date of birth	January 29, 1947
Joined the Company in	April 1970
Current Position	Director, In charge of Air Condition Equipment Division, Corporate Planning & Control Dept., and Finance & Accounting Dept.
Former position	General Manager of Compliance Auditing Dept.

Eisaku Shinohara
Date of birth	August 25, 1947
Joined the Company in	April 1974
Current Position	Director, Deputy General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Vehicle Technology Generalization Dept.
Former position	General Manager of Construction Machinery Division

Nobuo Izawa
Date of birth	February 28, 1948
Joined the Company in	April 1971
Current Position	Director, General Manager of Pumps Division
Former position	General Manager of Sales Division I in Pumps Division

Masayoshi Fujita
Date of birth	November 9, 1938
Joined the Company in	April 1962
Current Position	Corporate Auditor
Former position	General Manager of Internal Auditing Dept.

Masamichi Nakahiro
Date of birth	June 28, 1941
Joined the Company in	April 1966
Current Position	Corporate Auditor
Former position	General Manager of Planning Dept. in Environmental Control Plant Consolidated Division

Susumu Sumikura
Date of birth	July 1, 1943
Joined the Company in	April 1967
Current Position	Corporate Auditor
Former position	Deputy Manager of Corporate Planning & Control Dept.

Teisuke Sono
Date of birth	May 10, 1934
Joined the Company in	June 2003
Current Position	Corporate Auditor
Former position	None (Professor of International Buddhist University)

Between Directors or Corporate Auditors of the Company there is no family relationship. No Directors and Corporate Auditors, except Teisuke Sono, Corporate Auditor, of the Company have business activities performed outside the Company. Teisuke Sono is the professor in International Buddhist University. No Directors and Corporate Auditors have directorship of another company.

There is not any arrangement or understanding with major shareholders, customers, suppliers or other pursuant to which any person named above was selected as a Director or a Corporate Auditor.

The Company is not dependent on specific Directors, researchers, or any other entity for its management.

B. Compensation

The aggregate remuneration, including bonuses, paid by the Company in fiscal 2003 to all Directors (some of whom are also the executive officers) and Corporate Auditors of the Company as a group (34 persons) was ¥702 million. No options to purchase securities from the registrant or any of its subsidiaries were outstanding on March 31, 2003.

The Company accrues retirement benefits for Directors and Corporate Auditors under the Company’s plan. When a Director or a Corporate Auditor retires, a proposal to pay a lump-sum retirement allowance is submitted to the general meeting of shareholders for approval. During fiscal 2003 the Company accrued for retirement benefits for Directors and Corporate Auditors aggregating ¥ 214 million.

C. Board Practices

The Company’s Articles of Incorporation as revised as of June 26, 2003 provide that the number of Directors of the Company shall be not more than 40 and that of the Corporate Auditors shall be not more than five.

Directors and Corporate Auditors shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company’s affairs. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President-Director, and one or more Executive Vice President-Directors, Executive Managing Directors and Managing Directors. The Chairman of the Board of Directors and President-Director are Representative Directors and severally represent the Company. In addition, the Board of Directors may by its resolution, appoint one or more additional Representative Directors. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one year (or two years, with regard to the Directors elected at the general meeting of shareholders in June 2002) from their assumption of office, and in the case of Corporate Auditors, within four years (or three years, with regard to the Corporate Auditors elected at or prior to the general meeting of shareholders in June 2002) from their assumption of office. However, they may serve any number of consecutive terms.

The Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Corporate Auditors shall be a person who has not been a Director, general manager or employee of the Company or any of its subsidiaries during the five-year period prior to his election as a Corporate Auditor. After the conclusion of the ordinary general meeting of shareholders to be held with respect to the first fiscal year ending on and after May 1, 2005, at least a half of the Corporate Auditors shall be required to be persons who have not been a Director, Executive Officer, general manager or employee of the Company or any of its subsidiaries.

The Corporate Auditors may not at the same time be Directors, managers or employees of the Company. Each Corporate Auditor has the statutory duty to examine the consolidated and non-consolidated financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company’s affairs. They are required to attend in meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote.

Pursuant to the Law concerning Special Measures to the Commercial Code with respect to audit the Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, method of examination by Corporate Auditors of the Company’s affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

There are no Director’s service contracts with Kubota Corporation providing for benefits upon termination of service.

D. Employees

Head Count at the End of the Period	2001	2002	2003
	25,369	23,064	22,834

Head Count in Each Segment	2001	2002	2003
Internal Combustion Engine and Machinery	9,879	9,291	9,591
Pipes, Valves, and Industrial Castings	5,177	4,769	4,497
Environmental Engineering	2,285	2,410	2,409
Building Materials and Housing	2,573	1,389	1,282
Other	4,417	4,319	4,259
Corporate	1,038	886	796

Total	25,369	23,064	22,834

The number of full-time employees of Kubota as of March 31, 2003 was 22,834. Most employees of the Company in Japan, other than managerial personnel, are union members. The unions belong to the Federation of all Kubota Labor Union, which is affiliated with the Japanese Trade Union Confederation. The Company has not experienced any strikes or work stoppages for 54 years and believes its relations with its employees or union to be excellent.

Basic wage rates are reviewed annually in Spring. In addition, in accordance with Japanese custom, Kubota grants its full-time employees semiannual bonuses.

Under most circumstances, the Company’s employees terminating their employment are entitled to certain lump-sum severance payments based on their rate of pay at the time of termination, years of service and certain other factors. In addition to the above, most employees are covered by the Company’s non-contributory and contributory defined benefit pension plans. As is customary in Japan, the Company provides a wide range of fringe benefits to its employees.

E. Share Ownership

The total number of shares of the Company’s common stock beneficially owned by the Directors and Corporate Auditors as a group as of June 26, 2003 was as follows:

Title of Class	Identity of persons or group	Number of shares owned	Percentage of class
Common stock	Directors and Corporate Auditors	456,643	0.03%

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2003, two shareholders held more than five percent of the shares issued. To the best knowledge of the Company, no person owns more than 10 percent of any class of the Company’s common stock. The ten largest shareholders are as follows;

	(As of March 31, 2003)
Name	Number of shares (thousand)	(%)
Nippon Life Insurance Company	110,530	7.84
Japan Trustee Services Bank, Ltd.	97,017	6.88
Mizuho Trust and Banking Co., Ltd. Retirement Benefit Trust Account (FUJI BANK LIMITED acccount in previous)	69,240	4.91
Meiji Life Insurance Company	67,841	4.81
The Master Trust Bank of Japan, Ltd.	55,221	3.91
The Dai-ichi Mutual Life Insurance Company	49,386	3.50
Sumitomo Mitsui Banking Corporation	48,240	3.42
Kubota fund ( Employee Stock Ownership Plan )	40,838	2.89
Mitsui Asset Trust and Banking Company, Limited	35,903	2.54
Sumitomo Life Insurance Company	34,812	2.46

(Note) Although the Company possesses its treasury stocks 63,713, 589, it is not included in the table above.

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. During the past three years, there were no significant changes in the percentage of ownership held by major shareholders of the Company. The major shareholders have the same voting rights as other common shareholders of the Company.

As of March 31, 2003, there were 1,409,808,978 shares of Common Stock issued, of which 3,940,210 shares were in the form of ADRs and 30,601,939 shares were held of record in the form of Common Stock by residents in the U.S. The number of registered ADR holders was 42, and the number of registered holders of shares of Common Stock in the U.S. was 52.

To the best knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by other corporations or by the Japanese or any foreign governments.

B. Related Party Transactions

In the ordinary course of business, the Company has transactions with numerous companies. During the fiscal year ended March 31, 2003, the Company had sales transactions with affiliates accounted under the equity method, aggregating ¥82,433 million ($686,942 thousand). As of March 31, 2003, the Company had trade notes and accounts receivable from affiliated companies of ¥27,164 million ($226,367 thousand). The Company does not consider the amounts involved in such transactions to be material to its business. Refer to Note 3 of the Consolidated Financial Statements for additional information regarding the Company’s investments in and advances to affiliated companies.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

The information required by this item, except as stated below, appears in financial section, which is incorporated herein by reference, of 2003 Annual Report.

Legal Proceedings

Anti-Trust

In May 1998, the Company was investigated by the Fair Trade Commission of Japan (the “FTCJ”) for an alleged violation of the Law Concerning Prohibition of Private Monopoly and Preservation of Fair Trade (the “Anti-Monopoly Law”) relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. The Company received a cease and desist recommendation from the FTCJ in March 1999, which was accepted by the Company in April 1999.

The FTCJ also brought a criminal accusation alleging violation of the Anti-Monopoly Law against the Company and three of its employees, who were indicted in the Tokyo High Court in March 1999. On February 24, 2000, the Company was fined ¥130 million, and the three employees were given 6 – 10 months prison sentences, suspended for two years.

In the meanwhile, the Company received a surcharge order of ¥7,072 million ($58,933 thousand) from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the Anti-Monopoly Law, upon initiation of the procedures the surcharge order lost effect. In addition, Section 7-2 of the Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2, and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such unfavorable outcome. As of March 31, 2003, the Company is still in the process of the hearing procedures.

Patent Infringement

In patent infringement lawsuit against the Company by Deere & Company in Illinois State, the federal district court upheld the jury verdict that the implement suspension mechanism on the Kubota tractor models infringed none of Deere & Company’s patents in August 2002. In September 2002, Deere & Company brought an appeal at the federal court of appeal, and in July 2003 the federal court of appeal upheld the district court judgment made in favor of the Company.

Policy on Dividends Distributions

The Company’s basic policy for the allocation of profit is to “maintain or raise dividends”. The Company’s policy is to determine the most appropriate use of retained earnings, by considering current business operations as well as the future business environment.

B. Significant Changes

No significant change, which affects the Company’s financial statements and other financial information, has occurred since the date of the annual financial statements.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The primary market for Kubota’s common stock is the Tokyo Stock Exchange (the “TSE”) in the form of original common stock. Kubota’s common stock has been listed on the TSE since 1949, and is listed on four other stock exchanges in Japan. In addition, Kubota’s common stock is listed on the New York Stock Exchange (the “NYSE”) in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”). Prior to July 15, 2002, each ADS represented 20 shares of common stock. As of July 15, 2002, the Company changed the unit of ADS from 20 common shares to five in order to help increase the number of ADS holders and improve the liquidity of its ADSs.

Kubota’s ADSs, which have been listed on the NYSE since 1976, are issued by JPMorgan Chase Bank, as Depositary. Kubota’s common stock is also listed on Frankfurt Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low sales prices of Kubota’s common stock on the TSE and of Kubota’s ADS on the NYSE.

		TSE price per share of common stock		NYSE price per ADS (five common shares)
		High	Low	High		Low
Annually Highs and Lows
1999		¥385	¥238	$14	81	$8	69
2000		460	299	21	56	12	31
2001		443	307	20	66	13	25

Quarterly Highs and Lows
2002
1 st	quarter	¥501	¥383	$19	50	$15	50
2 nd	quarter	530	313	20	78	13	38
3 rd	quarter	406	308	16	38	12	50
4 th	quarter	433	320	16	06	12	25

2003
1 st	quarter	435	349	17	25	14	63
2 nd	quarter	396	321	16	75	13	10
3 rd	quarter	343	281	14	15	11	50
4 th	quarter	343	280	14	28	12	00

Monthly Highs and Lows

February, 2003		¥336	¥297	$13	95	$12	65
March		320	280	13	29	12	00
April		308	261	12	95	11	06
May		293	267	12	75	11	40
June		326	288	14	10	12	06
July		355	287	14	78	12	30

The Company has never experienced trade suspension, and keeps enough liquidity for trading.

B. Markets

The stocks of the Company are listed on five stock exchanges in Japan (Tokyo, Osaka, Nagoya, Fukuoka and Sapporo), and two overseas stock exchanges (New York and Frankfurt). In May 1949, the stocks were listed on Tokyo Stock Exchange (the “TSE”) and Osaka Securities Exchange. The stocks were also listed on Frankfurt Stock Exchange in March 1974, and in November 1976 listed on New York Stock Exchange (the “NYSE”).

At the Board of Directors’ meeting held on August 13, 2003, the Company resolved to delist its common stock from three stock exchanges in Japan (Nagoya, Fukuoka, and Sapporo), and to file applications for the delisting to the three stock exchanges. Therefore, after the completion of the delisting, the stocks of the Company are listed on two stock exchanges in Japan (Tokyo and Osaka), and two overseas stock exchanges (New York and Frankfurt).

Item 10.	Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (Shoho) of Japan. The Company is registered in the Commercial Register (shogyo tokibo) maintained by the Osaka Legal Affairs Bureau.

Objects and Purposes

Article 2 of the Articles of Incorporation of the Company provides that its purpose is to engage in the following lines of business:

1.	Manufacture, sale and laying work of cast iron pipe, various kinds of pipe and fittings thereof;

2.	Manufacture and sale of castings, powder-metallurgy products and ceramic and other moldings;

3.	Manufacture and sale of internal combustion engines, automobiles, agricultural machinery and ancillary farming products;

4.	Manufacture, sale and installation of construction machinery, machine tools, pumps, valves, various kinds of industrial machinery and other machinery;

5.	Manufacture, sale and installation of weighing, measuring and control equipment, electrical, electronic and communication machinery and equipment, automatic vending machines and automatizing machinery and equipment;

6.	Manufacture and sale of various kinds of materials for civil engineering and construction as well as various kinds of machinery and equipment for houses;

7.	Construction and civil engineering, and planning, manufacture, supervision, performance and sale of, and contracting for, houses, building structures, steel-frame structures and storage facilities and equipment;

8.	Sale, purchase, lease and management of real estate and development of residential land;

9.	Planning, manufacture, engineering and construction of, and contracting for, various environmental control devices and equipment and various plants;

10.	Treatment, recovery and recycling business of various kinds of wastewater, exhaust gas and contaminated soil;

11.	Treatment, recovery and recycling business of municipal and industrial wastes;

12.	Manufacture and sale of chemicals for household use and for environmental control devices and equipment as well as bioproducts;

13.	Manufacture, processing and sale of synthetic resins and other chemical synthetic products;

14.	Development and sale of information processing and communication systems, and computer software;

15.	Operation of facilities for sports, lodging, training, health and medical care, recuperation and recreation;

16.	Road cargo transportation business, water transportation business and warehousing business;

17.	General leasing business;

18.	Personnel dispatching agency business;

19.	Business of soliciting life insurance, casualty insurance agency business and insurance agency business pursuant to the Automobile Injury Compensation Law;

20.	Fee-charging employment agency;

21.	Accounting and payroll administration services;

22.	Copying, printing and bookbinding businesses;

23.	Any consulting business relating to each of the foregoing items; and

24.	Any other business ancillary to or relating to any of the foregoing items.

Directors

Each Director has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The total amounts of remuneration to Directors and that to Corporate Auditors are subject to the approval of the general meeting of shareholders. Within such authorized amounts the Board of Directors and the Board of Corporate Auditors respectively determine the compensation to each Director and Corporate Auditor.

Except as stated below, neither the Commercial Code nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their compensation; the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), their retirement age or requirement to hold any shares of capital stock of the Company. The Commercial Code specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to employ or discharge from employment important employees, such as corporate executive officers; and to establish, change or abolish material corporate organization such as a branch office. The Regulations of the Board of Directors and the relevant internal regulation of the Company require a resolution of the Board of Directors for the Company’s borrowing in an amount more than five billion yen or guaranteeing in an amount more than one billion yen or its equivalent.

Common Stock

General

Set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the Company’s register of shareholders, in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights to the Company.

Authorized capital

Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is two billion (2,000,000,000) shares.

As of March 31, 2003, 1,409,808,978 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that year-end dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for year-end dividends and other purposes; this proposal is submitted to the Board of Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for year-end dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of each September 30, without shareholders’ approval, but subject to the limitations described below.

The Commercial Code provides that a company may not make any distribution of profit by way of year-end dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or equal to one-tenth of the amount of such interim dividends until the aggregate amount of additional paid-in capital and legal reserve equals to at least one-quarter of its stated capital. Under the Commercial Code, the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(v)	other amounts as provided for by ordinance of Ministry of Justice.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of the Company’s accounts, but adjusted to reflect; (x) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof; (y) any subsequent transfer of retained earnings to stated capital; and (z) if the Company has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders, to purchase shares of its Common Stock (see Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – Acquisition by the Company of its Common Stock), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by the Company, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (v) above.

In Japan the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

Under its Articles of Incorporation, the Company is not obligated to pay any dividends which are left unclaimed for a period of three years after the date on which they first became payable.

For information as to Japanese taxes on shareholder dividends, see Section E of this Item 10 – Taxation – Japanese Taxation.

Stock splits

The Company may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may amend its Articles of Incorporation to increase the number of the authorized shares to be issued in proportion to the relevant stock split in principle pursuant to a resolution of the Board of Directors rather than a special resolution of a general meeting of shareholders which is otherwise required for amending the Articles of Incorporation.

In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date thereof, at least two weeks prior to such record date. In addition, promptly after the stock split takes effect, the Company must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split.

General meeting of shareholders

The ordinary general meeting of shareholders of the Company for each fiscal year is normally held in June in each year in Osaka, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent by the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least three percent of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting.

Voting rights

So long as the Company maintains the unit share system (see Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – Unit share system below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. A corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means when the Board of Directors decides to permit such method of exercising voting rights.

The Commercial Code and the Company’s Articles of Incorporation provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation with a certain exception under which shareholders’ resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with a certain exception under which shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which shareholders resolution is not required, or any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock (“stock acquisition rights”) or bonds with stock acquisition rights at a “specially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

Issue of additional shares and pre-emptive rights

Holders of the Company’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks’ prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Rights to subscribe for new shares may be made generally transferable by the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings. If subscription rights are not made generally transferable, transfers by a non-resident of Japan or a corporation organized under the laws of a foreign country or whose principal office is located in a foreign country will be enforceable against the Company and third parties only if the Company’s prior written consent to each such transfer is obtained. When such consent is necessary in the future for the transfer of subscription rights, the Company intends to consent, on request, to all such transfers by such a non-resident or foreign corporation.

Subject to certain conditions, the Company may issue stock acquisition rights by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of Common Stock held.

Record date

March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more unit of shares in the Company’s registers of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of its Common Stock

The Company may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders), or by purchase from a specific party other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). When such acquisition is made by the Company from a specific party other than a subsidiary of the Company, any other shareholder may make a request to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, to include him/her as the seller in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, including that, in cases other than the acquisition by the Company of its own shares from a subsidiary of the Company, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account any reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred to stated capital. If the Company purchases shares from its subsidiaries, the total amount of the purchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of any interim dividend the Company actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) to “Dividends” above, the Company may not acquire such shares.

Shares acquired by the Company may be held by it for any period or may be cancelled by resolution of the Board of Directors. The Company may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. The Company may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

As of March 31, 2003, the Company holds 63,713,589 shares of its own shares. The ordinary general meeting of shareholders held on June 26, 2003 authorized the repurchase of up to 50,000,000 additional shares for a maximum of ¥20 billion during the period between June 26, 2003 and the closing of the next ordinary general meeting of shareholders to be held in June 2004.

Unit share system

The Articles of Incorporation of the Company provide that 1,000 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Unless the Company’s Board of Directors adopts a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than one full unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates thereof, any fraction of a unit for which no share certificates are issued is not transferable.

A holder of shares constituting less than one unit may require the Company to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of the Company.

The Articles of Incorporation of the Company provide that a holder of shares constituting less than one full unit may request the Company to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit, constitute one full unit of Common Stock, in accordance with the provisions of the Share Handling Regulations of the Company.

A holder who owns ADRs evidencing less than 200 ADSs will indirectly own less than one full unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than one full unit have the right to require the Company to purchase their shares or sell shares held by the Company to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of full units are unable to withdraw the underlying shares of Common Stock representing less than one full unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares or sell shares held by the Company to such holders unless the Company’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one full unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Sale by the Company of shares held by shareholders whose address is unknown

The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company continuously for five years or more.

In addition, the Company may sell or otherwise dispose of shares of capital stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and holding or depositing the proceeds of such sale or disposal of shares at the market price of the shares for the shareholder, the location of which is unknown.

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within five business days a report concerning such shareholdings.

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

There is no provision in the Company’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving the Company.

C. Material Contracts

All contracts concluded by the Company during the two years preceding the date of this report were entered into in the ordinary course of business.

D. Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

Exchange non-residents are:

(i)	individuals who do not reside in Japan; and

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

(i)	individuals who are exchange non-residents;

(ii)	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

(iii)	corporations (1) of which 50% or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of the Company) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition, except where the offering of the company’s shares was made overseas. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from sales in Japan of shares of Common Stock of the Company held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

E. Taxation

Japanese Taxation

The following is a summary of the major Japanese national tax consequences of the ownership, acquisition and disposition of shares of Common Stock of the Company and of ADRs evidencing ADSs representing shares of Common Stock of the Company by a U.S. holder (as defined below). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, U.S. holders of shares of Common Stock of the Company or ADSs are encouraged to consult their tax advisors regarding the application of the considerations discussed below to their particular circumstances.

In general, taking into account the earlier assumptions, for purposes of the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Convention”) and Japanese tax purposes, U.S. holders of ADRs will be treated as owning the Common Stock underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “U.S. holder” is a holder that:

(i)	is a resident of the U.S. for purposes of the Convention;

(ii)	is a citizen of the U.S.;

(iii)	does not maintain a permanent establishment or fixed base in Japan to which ADRs or shares of Common Stock are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services); and

(iv)	is not otherwise ineligible for benefits under the Convention with respect to income and gain derived in connection with the ADRs or shares of Common Stock.

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to U.S. holders of shares of Common Stock of the Company and of ADRs evidencing ADSs representing shares of Common Stock of the Company.

Dividends and gains on sales

Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. The Company withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax.

Under Japanese tax law, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-residents of Japan or non-Japanese corporations is generally 20 percent. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to any corporate or individual shareholders (including those shareholders who are U.S. holders), except for any individual shareholder who holds five percent or more of the outstanding total of the shares issued by the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 10 percent for dividends due and payable on or after April 1, 2003 but on or before December 31, 2003, (ii) 7 percent for dividends due and payable on or after January 1, 2004 but on or before March 31, 2008, and (iii) 15 percent for dividends due and payable on or after April 1, 2008.

Under the Convention, as currently in force, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to a U.S. holder generally is limited to 15 percent or, if certain conditions (as provided in the Convention) are fulfilled, 10 percent of the gross amount actually distributed. A U.S. Holder who is entitled, under the Convention, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law on payment of dividends on the Company’s shares of Common Stock by the Company is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the Company to the relevant tax authority before payment of dividends. With respect to ADRs, a reduced treaty rate, if it is below the rate otherwise applicable under Japanese tax law, is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the Company’s fiscal year-end). To claim a reduced rate, a U.S. Holder of ADRs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A U.S. Holder who is entitled, under the Convention, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, but fails to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty from the relevant Japanese tax authority. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate for shareholders who would be eligible under the Convention but do not follow the required procedures as stated above.

Gains derived from the sale of shares of Common Stock of the Company or ADRs outside Japan by a U.S. Holder holding such shares or ADRs are not subject to Japanese income or corporation tax with respect to such gains under the Convention.

Inheritance and gift

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADRs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

U.S. Holders of shares of Common Stock of the Company or ADRs should consult their tax advisors regarding the effect of these taxes as well as the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

United States federal income taxation

This section describes the material United States federal income tax consequences of owning Common Stock or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you own your Common Stock or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of the Company,

•	a U.S. holder (as defined below) that holds Common Stock or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and as well as on the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Convention”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of Common Stock or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of Common Stock and ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the Common Stock represented by those ADSs. Exchanges of Common Stock for ADRs, and ADRs for Common Stock, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold the shares or ADSs for more that 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by the Company with respect to shares or ADSs generally will be qualified dividend income.

You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you, in the case of Common Stock, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Common Stock or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Convention and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the Convention, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

If you sell or otherwise dispose of your Common Stock or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Common Stock or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Possible Changes to the Convention

You should be aware that, on June 10, 2003, the U.S. Treasury Department announced that the United States and Japan have agreed in principle to the terms of a new bilateral income tax convention to replace the existing convention. A new convention has not, as of the date of this filing, been finalized. There can be no certainty whether a new convention will ultimately go into effect, what the provisions of such new convention might be, and whether such provisions will affect U.S. holders of Common Stock or ADSs.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable

H. Documents on Display

According to the Securities Exchange Act of 1934, as amended, the Company is subject to the requirements of informational disclosure. The Company files various reports and other information, including this annual report on Form 20-F, to the U.S. Securities and Exchange Commission. These reports may be inspected at the following sites.

U.S. Securities and Exchange Commission : 450 Fifth Street, N.W., Washington D.C. 20549

Form 20-F is also available at the website of the Company. URL : http://www.kubota.co.jp

I. Subsidiary Information

Not applicable

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

A. Quantitative Information about Market Risk

In the information stated below, there are no material changes between fiscal 2003 and 2002.

Foreign Currency Exchange Risks

The following tables provide information regarding the Company’s derivative financial instruments related to foreign currency exchange transactions as of March 31, 2003 and 2002, which were translated into Japanese yen at the year-end spot rate.

Foreign Exchange Forward Contracts and Currency Swaps

Sell U.S. Dollar, Buy Yen (as of March 31, 2003)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥18,530	¥18,600	$154,417	$155,000
4-6 months	6,613	6,600	55,108	55,000

Total	¥25,143	¥25,200	$209,525	$210,000

Sell U.S. Dollar, Buy Yen (as of March 31, 2002)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥9,796	¥10,108	$73,654	$76,000
4-6 months	3,945	3,990	29,662	30,000

Total	¥13,741	¥14,098	$103,316	$106,000

Sell Euro, Buy Yen (as of March 31, 2003)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥2,911	¥2,990	$24,258	$24,917
4-6 months	4,057	4,160	33,808	34,667

Total	¥6,968	¥7,150	$58,066	$59,584

Sell Euro, Buy Yen (as of March 31, 2002)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥2,008	¥2,088	$15,098	$15,699

Total	¥2,008	¥2,088	$15,098	$15,699

Sell Sterling Pound, Buy Euro (as of March 31, 2003)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥240	¥230	$2,000	$1,917

Total	¥240	¥230	$2,000	$1,917

Sell Sterling Pound, Buy Euro (as of March 31, 2002)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥527	¥538	$3,962	$4,045
4-6 months	339	346	2,549	2,602

Total	¥866	¥884	$6,511	$6,647

Sell Yen, Buy U.S. Dollar (as of March 31, 2003)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1- 3 months	¥257	¥253	$2,141	$2,108
4- 6 months	143	141	1,192	1,175
7- 9 months	149	149	1,242	1,242
10- 12 months	233	231	1,942	1,925
13- 24 months	13	14	108	117

Total	¥795	¥788	$6,625	$6,567

Sell Yen, Buy U.S. Dollar (as of March 31, 2002)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1- 3 months	¥109	¥100	$820	$752
4- 6 months	113	104	849	782
7- 9 months	109	100	820	752
10- 12 months	73	64	549	481
13- 24 months	106	92	797	692

Total	¥510	¥460	$3,835	$3,459

Interest Rate Risks

The following table provides information, by maturity date, about the Company’s interest rate swap contracts. Financial instruments that are sensitive to interest rate changes were disclosed in Note 5 “Short-Term Borrowings and Long-Term Debt” of the consolidated financial statements.

The table represents notional principal amounts and weighted average interest rate by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged to under the contracts as of March 31, 2003 and 2002, which are translated into yen at the year-end spot rate.

Interest Rate Swap Contracts

	Weighted average rate		Notional amount
Maturities, years ending March 31. (As of March 31, 2003)	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2004	0.88%	2.03%	¥18,284	$152,367
2005	0.77	1.78	15,844	132,033
2006	0.56	1.44	9,564	79,700
2007	0.30	0.74	5,500	45,833
2008	0.24	0.73	2,000	16,667

	Weighted average rate		Notional amount
Maturities, years ending March 31. (As of March 31, 2002)	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2003	1.11%	3.13%	¥17,768	$133,594
2004	0.88	2.58	13,865	104,248
2005	0.78	2.31	11,320	85,113
2006	0.47	1.61	6,830	51,353
2007	0.23	0.77	3,000	22,556

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the net losses on derivatives included in accumulated other comprehensive income at March 31, 2003 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company’s short-term and other investments are exposed to changes in equity price risks and consist entirely of available-for-sale securities. Fair value and other information for such equity securities are disclosed in Note 4 “Short-Term and Other Investments” of the consolidated financial statements.

Fair Value of Financial Instruments

	Millions of Yen
	2003		2002
	Carrying value	Fair value	Carrying value	Fair value
Financial assets;
Financial receivables	¥89,280	¥87,408	¥88,002	¥88,051
Other investments	79,959	79,959	128,876	128,876
Financial liabilities;
Long-term debt	(231,796)	(233,449)	(209,926)	(211,602)
Derivative financial instruments recorded as liabilities;
Foreign exchange instruments	(145)	(145)	(374)	(374)
Interest rate swaps and other instruments	(283)	(283)	(313)	(313)

	Thousands of U.S. Dollars
	2003
	Carrying value	Fair value
Financial assets;
Financial receivables	$744,000	$728,400
Other investments	666,325	666,325
Financial liabilities;
Long-term debt	(1,931,634)	(1,945,408)
Derivative financial instruments recorded as liabilities;
Foreign exchange instruments	(1,208)	(1,208)
Interest rate swaps and other instruments	(2,358)	(2,358)

B. Qualitative Information about Market Risks

In order to manage potential adverse effects caused by market fluctuations in the financial instruments, the Company hedges the market risk of the financial assets and liabilities by using derivative instruments which include foreign exchange forward contracts, foreign currency option contracts, interest swap agreements and currency swap agreements. The Company uses these derivative financial instruments solely for risk hedging purposes and no derivative transactions are held or used for trading purposes. The financial institutions with which the Company enters derivative agreements are selected based on the defined criteria on credit ratings of those financial institutions. Among the market risks described above, no specific hedging activities are undertaken with regard to the price fluctuations of equity securities held by the Company as marketable securities.

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in, and transactions with, its international operations and long-term debt denominated in foreign currencies. Kubota utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flow resulting from accounts receivable and payable and future transactions denominated in foreign currencies (Japanese Yen, U.S. Dollars, Euros, and Sterling Pound).

The balances of foreign exchange forward contracts and currency swaps as of March 31, 2003 increased compared to the prior year due to the Company’s desire to increase coverage (hedged ratio) of its foreign currency exposure after considering foreign exchange market conditions.

Interest Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to changes in interest rates are disclosed in Note 5 “Short-Term Borrowings and Long-Term Debt” of the consolidated financial statements. The Company uses interest rate swap agreements to enable to choose between fixed and variable interest rates depending on how the funds are used as well as diversifying funding methods and lowering funding costs.

The Company’ policies in contracting borrowings are as follows:

1)	to secure diversified financing resources
2)	to procure long-term borrowings in fixed rates for long-term funds, and short-term borrowings for short-term funds
3)	to maintain a balance between bonds and bank loans
4)	to reduce financing costs

Under these policies, the Company uses interest rate swap agreements.

Fair value of Financial Instruments

The fair values of finance receivables, other investments, and long-term debt are based on quoted market prices when available or discounted cash flows using the current interest rate on similar financing investments or borrowings. The fair value estimates of the financial instruments are not necessarily indicative of the amounts the Company might pay or receive from actual market transactions.

The carrying amounts of cash equivalents, short-term investments, notes and accounts receivable and payable, and short-term borrowings approximate the fair value because of the short duration of those instruments.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.	Controls and Procedures

The Company’s management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2003. Based on that evaluation, the Company’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of that date.

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Not applicable

Item 16B.	Code of Ethics

Not applicable

Item 16C.	Principal Accountant Fees and Services

Not applicable

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

PART III

Item 17.	Financial Statements

See Consolidated Financial Statements attached hereto.

Item 18.	Financial Statements

Not applicable

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

The financial section of the Company’s 2003 Annual Report to Shareholders

Pages in the Financial Section of 2003 Annual Report to Shareholders
Five-Year Financial Summary of Operations [Information with respect to Item 3 is included ]	13

Segment Information	20 to 21

Consolidated Financial Statements as indicated in accompanying Index to Consolidated Financial Statements	22 to 45

Independent Auditors’ Report	46

1.1 Articles of Incorporation, as amended

1.2 Share Handling Regulations of the Registrant

12.1 Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2 Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1 Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(Note) The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KUBOTA CORPORATION

Date; September 17, 2003	By	/s/ Yoshiharu Nishiguchi
Yoshiharu Nishiguchi
Director
(Principal Financial And Accounting Officer)

Kubota Corporation and Subsidiaries

Consolidated Financial Statements

and Financial Statements Schedule Comprising

Item 17 of Annual Report on Form 20-F

to Securities and Exchange Commission

for the Years Ended March 31, 2003, 2002, and 2001,

and Independent Auditors’ Report

Kubota Corporation and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Consolidated Financial Statements and Independent Auditors’ Report Included in the Financial Section of the Company’s 2003 Annual Report to Shareholders Attached Hereto and Incorporated by Reference:

Page in Financial Section of Annual Report to Shareholders

Five-Year Financial Summary	13

Segment Information (Years Ended March 31, 2003 and 2002)	20 and 21

Consolidated Balance Sheets (as of March 31, 2003 and 2002)	22 and 23

Consolidated Statements of Income (Years Ended March 31, 2003, 2002, and 2001)	24

Consolidated Statements of Comprehensive Income (Loss) (Years Ended March 31, 2003, 2002, and 2001)	25

Consolidated Statements of Shareholders’ Equity (Years Ended March 31, 2003, 2002, and 2001)	25

Consolidated Statements of Cash Flows (Years Ended March 31, 2003, 2002, and 2001)	26

Notes to Consolidated Financial Statements	27 to 45

Independent Auditors’ Report	46

Financial Statement Schedule and Other Supplemental Information:

Schedule II : Valuation and Qualifying Accounts (Years Ended March 31, 2003, 2002, and 2001)	A

Supplemental Note to Consolidated Financial Statements with Respect to Income Taxes to Conform with Regulation S-X	B

All other schedules and supplemental information are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or in notes thereto.

Independent Auditors’ Report	C

Five-Year Financial Summary

Kubota Corporation and Subsidiaries    Years Ended March 31, 2003, 2002, 2001, 2000, and 1999

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information)
	2003	2002	2001	2000	1999	2003

For the year
Net sales	¥926,145	¥965,791	¥984,767	¥974,586	¥966,145	$7,717,875
Percentage of previous year	95.9%	98.1%	101.0%	100.9%	95.1%
Cost of sales	695,571	729,863	742,516	738,838	729,488	5,796,425
Selling, general, and administrative expenses	181,353	188,713	198,569	200,078	203,854	1,511,275
Loss from disposal and impairment of businesses and fixed assets	19,608	12,791	489	6,499	1,819	163,400
Operating income	29,613	34,424	43,193	29,171	30,984	246,775
Cumulative effect of an accounting change	—	—	(21,559)	—	—	—
Net income (loss)	(8,004)	9,530	9,795	16,428	15,106	(66,700)
Percentage of previous year	—	97.3%	59.6%	108.8%	54.6%
Percentage of net sales	(0.9%)	1.0%	1.0%	1.7%	1.6%
Net income (loss) per 5 common shares (Yen and U.S. Dollars):
Basic	¥(29)	¥34	¥35	¥58	¥54	$(0.24)
Diluted	(29)	33	34	55	51	(0.24)
Pro forma amounts assuming accounting change was applied retroactively:
Net income (loss)			¥31,354	¥14,881	¥(1,137)
Net income (loss) per 5 common shares:
(Yen):
Basic			¥111	¥53	¥(4)
Diluted			104	50	(4)
Cash dividends per 5 common shares (Yen and U.S. Dollars):	¥30	¥30	¥30	¥30	¥30	$0.25

At year-end
Total assets	¥1,139,011	¥1,200,117	¥1,290,756	¥1,320,605	¥1,378,324	$9,491,758
Working capital	212,986	221,758	211,892	234,639	244,602	1,774,883
Long-term debt	155,966	167,850	182,238	233,257	266,195	1,299,717
Total shareholders’ equity	315,443	394,970	434,979	449,647	424,443	2,628,692
Shareholders’ equity per 5 common shares outstanding (Yen and U.S. Dollars):	¥1,172	¥1,420	¥1,543	¥1,595	¥1,506	$9.77

Notes: 1.	The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥120=US$1. See Note 1 to the consolidated financial statements.
2.	The Company has not accounted for a nonmonetary security exchange transaction in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
3.	Pro forma data reflects the effect of an accounting change in retirement and pension costs described in Note 6 to the consolidated financial statements.
4.	Working capital is the amount of total current assets less total current liabilities in the consolidated balance sheets.

13

SEGMENT INFORMATION

The following segment information for the years ended March 31, 2003 and 2002, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America. The Company has changed the industry segments, effective from the year ended March 31, 2003. The industry segment information for the year ended March 31, 2002 has been restated to conform with the change in the industry segments of 2003.

Industry Segments

	Millions of Yen
Year Ended March 31, 2003	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥444,169	¥177,217	¥136,381	¥64,350	¥104,028	¥926,145	¥—	¥926,145
Intersegment	480	7,678	1,053	20	19,983	29,214	(29,214)	—

Total	444,649	184,895	137,434	64,370	124,011	955,359	(29,214)	926,145
Cost of sales and operating expenses	387,953	182,963	128,423	64,338	141,153	904,830	(8,298)	896,532

Operating income (loss)	¥56,696	¥1,932	¥9,011	¥32	¥(17,142)	¥50,529	¥(20,916)	¥29,613

Identifiable assets at March 31, 2003	¥487,841	¥222,708	¥116,136	¥77,515	¥106,027	¥1,010,227	¥128,784	¥1,139,011
Depreciation	13,717	8,032	748	2,820	10,571	35,888	2,606	38,494
Capital expenditures	14,159	5,354	782	1,117	8,582	29,994	5,851	35,845

	Millions of Yen
Year Ended March 31, 2002	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥415,122	¥184,540	¥147,988	¥110,859	¥107,282	¥965,791	¥—	¥965,791
Intersegment	402	7,003	818	7	28,227	36,457	(36,457)	—

Total	415,524	191,543	148,806	110,866	135,509	1,002,248	(36,457)	965,791
Cost of sales and operating expenses	367,754	180,308	140,925	123,867	134,722	947,576	(16,209)	931,367

Operating income (loss)	¥47,770	¥11,235	¥7,881	¥(13,001)	¥787	¥54,672	¥(20,248)	¥34,424

Identifiable assets at March 31, 2002	¥478,390	¥231,832	¥122,879	¥76,979	¥129,614	¥1,039,694	¥160,423	¥1,200,117
Depreciation	14,125	9,002	720	2,968	10,767	37,582	2,492	40,074
Capital expenditures	14,107	7,181	534	2,892	8,786	33,500	2,842	36,342

	Thousands of U.S. Dollars
Year Ended March 31, 2003	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	$3,701,408	$1,476,809	$1,136,508	$536,250	$866,900	$7,717,875	$—	$7,717,875
Intersegment	4,000	63,983	8,775	167	166,525	243,450	(243,450)	—

Total	3,705,408	1,540,792	1,145,283	536,417	1,033,425	7,961,325	(243,450)	7,717,875
Cost of sales and operating expenses	3,232,941	1,524,692	1,070,192	536,150	1,176,275	7,540,250	(69,150)	7,471,100

Operating income (loss)	$472,467	$16,100	$75,091	$267	$(142,850)	$421,075	$(174,300)	$246,775

Identifiable assets at March 31, 2003	$4,065,342	$1,855,900	$967,800	$645,958	$883,558	$8,418,558	$1,073,200	$9,491,758
Depreciation	114,308	66,933	6,233	23,500	88,092	299,066	21,717	320,783
Capital expenditures	117,991	44,617	6,517	9,308	71,517	249,950	48,758	298,708

Geographic Segments

	Millions of Yen
Year Ended March 31, 2003	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥712,964	¥158,051	¥55,130	¥926,145	¥—	¥926,145
Intersegment	124,213	2,439	1,268	127,920	(127,920)	—

Total	837,177	160,490	56,398	1,054,065	(127,920)	926,145
Cost of sales and operating expenses	807,122	144,348	52,720	1,004,190	(107,658)	896,532

Operating income	¥30,055	¥16,142	¥3,678	¥49,875	¥(20,262)	¥29,613

Identifiable assets at March 31, 2003	¥840,053	¥161,664	¥42,623	¥1,044,340	¥94,671	¥1,139,011

	Millions of Yen
Year Ended March 31, 2002	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥773,114	¥143,959	¥48,718	¥965,791	¥—	¥965,791
Intersegment	103,428	2,907	656	106,991	(106,991)	—

Total	876,542	146,866	49,374	1,072,782	(106,991)	965,791
Cost of sales and operating expenses	841,152	129,213	46,596	1,016,961	(85,594)	931,367

Operating income	¥35,390	¥17,653	¥2,778	¥55,821	¥(21,397)	¥34,424

Identifiable assets at March 31, 2002	¥847,749	¥144,964	¥37,858	¥1,030,571	¥169,546	¥1,200,117

	Thousands of U.S. Dollars
Year Ended March 31, 2003	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	$5,941,367	$1,317,092	$459,416	$7,717,875	$—	$7,717,875
Intersegment	1,035,108	20,325	10,567	1,066,000	(1,066,000)	—

Total	6,976,475	1,337,417	469,983	8,783,875	(1,066,000)	7,717,875
Cost of sales and operating expenses	6,726,017	1,202,900	439,333	8,368,250	(897,150)	7,471,100

Operating income	$250,458	$134,517	$30,650	$415,625	$(168,850)	$246,775

Identifiable assets at March 31, 2003	$7,000,441	$1,347,200	$355,192	$8,702,833	$788,925	$9,491,758

Sales by Region

	Millions of Yen				Thousands of U.S. Dollars
Years Ended March 31, 2003 and 2002	2003		2002		2003

Japan	¥684,254	73.9%	¥753,175	78.0%	$5,702,117
Overseas:
North America	158,386	17.1	144,207	14.9	1,319,883
Other Areas	83,505	9.0	68,409	7.1	695,875

Subtotal	241,891	26.1	212,616	22.0	2,015,758

Total	¥926,145	100.0%	¥965,791	100.0%	$7,717,875

Sales by region represent sales to unaffiliated customers based on the customers’ locations.

Consolidated Balance Sheets

Kubota Corporation and Subsidiaries    March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	2003

ASSETS
Current assets:
Cash and cash equivalents	¥67,362	¥60,983	$561,350
Short-term investments (Note 4)	10	1,394	83
Notes and accounts receivable (Note 3):
Trade notes	81,588	103,701	679,900
Trade accounts	252,537	271,635	2,104,475
Finance receivables—net	90,338	89,253	752,817
Less: Allowance for doubtful notes and accounts receivable	(4,089)	(4,052)	(34,075)
Inventories (Note 2)	151,245	155,354	1,260,375
Other current assets (Note 9)	53,359	45,496	444,658

Total current assets	692,350	723,764	5,769,583

Investments:
Investments in and advances to affiliated companies (Note 3)	12,119	12,740	100,992
Other investments (Note 4)	79,959	128,876	666,325

Total investments	92,078	141,616	767,317

Property, plant, and equipment (Note 5):
Land	78,552	88,315	654,600
Buildings	195,497	197,603	1,629,142
Machinery and equipment	447,956	452,156	3,732,966
Construction in progress	5,451	4,253	45,425

Total	727,456	742,327	6,062,133
Accumulated depreciation	(474,901)	(466,116)	(3,957,508)

Net property, plant, and equipment	252,555	276,211	2,104,625

Other assets (Note 9)	102,028	58,526	850,233

Total	¥1,139,011	¥1,200,117	$9,491,758

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 5)	¥95,568	¥122,977	$796,400
Trade notes payable	37,544	42,909	312,867
Trade accounts payable	168,240	182,675	1,402,000
Advances received from customers	7,244	7,886	60,367
Notes and accounts payable for capital expenditures	14,803	15,746	123,358
Accrued payroll costs	23,791	22,656	198,258
Income taxes payable	10,150	12,587	84,583
Other current liabilities (Note 14)	46,194	52,494	384,950
Current portion of long-term debt (Note 5)	75,830	42,076	631,917

Total current liabilities	479,364	502,006	3,994,700

Long-term liabilities:
Long-term debt (Note 5)	155,966	167,850	1,299,717
Accrued retirement and pension costs (Note 6)	159,805	106,206	1,331,708
Other long-term liabilities (Note 9)	15,184	16,537	126,533

Total long-term liabilities	330,955	290,593	2,757,958

Commitments and contingencies (Note 14)

Minority interests	13,249	12,548	110,408

Shareholders’ equity (Notes 7 and 11):
Common stock, authorized 2,000,000,000 shares; outstanding 1,345,450,014 shares and 1,390,419,012 shares in 2003 and 2002, respectively	78,156	78,156	651,300
Additional paid-in capital	87,263	87,263	727,192
Legal reserve	19,539	19,539	162,825
Retained earnings	200,517	216,810	1,670,975
Accumulated other comprehensive income (loss)	(48,095)	128	(400,792)
Treasury stock (64,358,964 shares and 19,389,966 shares in 2003 and 2002, respectively), at cost	(21,937)	(6,926)	(182,808)

Total shareholders’ equity	315,443	394,970	2,628,692

Total	¥1,139,011	¥1,200,117	$9,491,758

Consolidated Statements of Income

Kubota Corporation and Subsidiaries  Years Ended March 31, 2003, 2002, and 2001

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2002	2001	2003

Net sales (Note 3)	¥926,145	¥965,791	¥984,767	$7,717,875
Cost of sales	695,571	729,863	742,516	5,796,425
Selling, general, and administrative expenses	181,353	188,713	198,569	1,511,275
Loss from disposal and impairment of businesses and fixed assets (Note 13)	19,608	12,791	489	163,400

Operating income	29,613	34,424	43,193	246,775

Other income (expenses):
Interest and dividend income	7,622	7,506	10,042	63,517
Interest expense	(4,818)	(6,697)	(8,140)	(40,150)
Gain on contribution of securities to the employee retirement benefit trust (Notes 4 and 6)	—	—	19,277	—
Valuation losses on short-term and other investments	(24,822)	(9,166)	(2,922)	(206,850)
Other—net (Note 8)	(1,439)	2,616	(662)	(11,992)

Other income (expenses), net	(23,457)	(5,741)	17,595	(195,475)

Income before income taxes, minority interests in earnings of subsidiaries, equity in net income (loss) of affiliated companies, and cumulative effect of an accounting change	6,156	28,683	60,788	51,300

Income taxes (Note 9):
Current	21,538	22,905	25,192	179,483
Deferred	(9,242)	(5,591)	3,038	(77,016)

Total income taxes	12,296	17,314	28,230	102,467

Minority interests in earnings of subsidiaries	2,097	1,660	1,439	17,475

Equity in net income (loss) of affiliated companies (Note 3)	233	(179)	235	1,942

Income (loss) before cumulative effect of an accounting change	(8,004)	9,530	31,354	(66,700)

Cumulative effect of an accounting change (Note 6)	—	—	(21,559)	—

Net income (loss)	¥(8,004)	¥9,530	¥9,795	$(66,700)

	Yen			U.S. Dollars (Note 1)
Net income (loss) per 5 common shares (Note 10):
Basic:
Income (loss) before cumulative effect of an accounting change	¥(29)	¥34	¥111	$(0.24)
Cumulative effect of an accounting change	—	—	(76)	—

Net income (loss)	(29)	34	35	(0.24)

Diluted:
Income (loss) before cumulative effect of an accounting change	(29)	33	104	(0.24)
Cumulative effect of an accounting change	—	—	(70)	—

Net income (loss)	(29)	33	34	(0.24)

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Kubota Corporation and Subsidiaries    Years Ended March 31, 2003, 2002, and 2001

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2002	2001	2003

Net income (loss)	¥(8,004)	¥9,530	¥9,795	$(66,700)

Other comprehensive income (loss), net of tax (Note 11):
Foreign currency translation adjustments	(6,366)	9,094	5,657	(53,050)
Unrealized losses on securities	(11,602)	(32,187)	(38,568)	(96,683)
Minimum pension liability adjustment	(30,386)	(10,671)	16,807	(253,217)
Unrealized gains (losses) on derivatives	131	(390)	—	1,092

Other comprehensive loss	(48,223)	(34,154)	(16,104)	(401,858)

Comprehensive loss	¥(56,227)	¥(24,624)	¥(6,309)	$(468,558)

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Kubota Corporation and Subsidiaries    Years Ended March 31, 2003, 2002, and 2001

		Millions of Yen
	Shares of Common Stock Outstanding (Thousands)	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost

Balance, March 31, 2000	1,409,655	¥78,107	¥87,213	¥19,527	¥214,414	¥50,386	¥—
Stock issued on conversion of debt	154	49	50
Net income					9,795
Other comprehensive loss						(16,104)
Cash dividends, ¥30 per 5 common shares					(8,458)
Transfer to legal reserve				12	(12)

Balance, March 31, 2001	1,409,809	78,156	87,263	19,539	215,739	34,282	—
Net income					9,530
Other comprehensive loss						(34,154)
Cash dividends, ¥30 per 5 common shares					(8,459)
Purchases of treasury stock	(19,390)						(6,926)

Balance, March 31, 2002	1,390,419	78,156	87,263	19,539	216,810	128	(6,926)
Net loss					(8,004)
Other comprehensive loss						(48,223)
Cash dividends, ¥30 per 5 common shares					(8,289)
Purchases of treasury stock	(44,969)						(15,011)

Balance, March 31, 2003	1,345,450	¥78,156	¥87,263	¥19,539	¥200,517	¥(48,095)	¥(21,937)

	Thousands of U.S. Dollars (Note 1)
		Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost

Balance, March 31, 2002		$651,300	$727,192	$162,825	$1,806,750	$1,066	$(57,716)
Net loss					(66,700)
Other comprehensive loss						(401,858)
Cash dividends, $ 0.25 per 5 common shares					(69,075)
Purchases of treasury stock							(125,092)

Balance, March 31, 2003		$651,300	$727,192	$162,825	$1,670,975	$(400,792)	$(182,808)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kubota Corporation and Subsidiaries  Years Ended March 31, 2003, 2002, and 2001

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2003	2002	2001	2003

Operating activities:
Net income (loss)	¥(8,004)	¥9,530	¥9,795	$(66,700)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of an accounting change	—	—	21,559	—
Depreciation and amortization	38,804	40,535	43,926	323,366
Provision for doubtful receivables	817	210	1,090	6,808
Provision for (reversal of) accrued retirement and pension costs	(4,416)	1,267	3,896	(36,800)
Loss (gain) on sales of securities	5	(2,578)	(821)	42
Valuation losses on short-term and other investments	24,822	9,166	2,922	206,850
Loss (gain) on disposals of fixed assets	2,484	1,725	(1,532)	20,700
Impairment loss on fixed assets	17,403	4,734	—	145,025
Gain on contribution of securities to the employee retirement benefit trust	—	—	(19,277)	—
Equity in net loss (income) of affiliated companies	(233)	179	(235)	(1,942)
Deferred income taxes	(9,242)	(5,591)	3,038	(77,016)
Change in assets and liabilities, net of effects from sales of businesses:
Decrease (increase) in notes and accounts receivable	31,649	12,752	(46,549)	263,742
Decrease in inventories	2,455	23,260	3,474	20,458
Decrease (increase) in other current assets	(5,637)	75	854	(46,975)
Increase (decrease) in trade notes and accounts payable	(20,315)	(9,958)	19,053	(169,292)
Increase (decrease) in income taxes payable	(2,332)	(1,310)	2,526	(19,433)
Decrease in other current liabilities	(3,340)	(3,575)	(3,919)	(27,833)
Other	(667)	(2,595)	8,727	(5,558)

Net cash provided by operating activities	64,253	77,826	48,527	535,442

Investing activities:
Purchases of fixed assets	(33,838)	(32,473)	(36,250)	(281,984)
Purchases of investments and change in advances	(2,056)	(2,333)	(327)	(17,133)
Proceeds from sales of property, plant, and equipment	1,803	2,002	5,519	15,025
Proceeds from sales of investments	5,153	7,916	2,955	42,942
Net decrease in short-term investments	1,384	1,102	5,565	11,533
Cash transferred in sale of business	—	(10,237)	—	—
Other	(39)	(435)	(486)	(325)

Net cash used in investing activities	(27,593)	(34,458)	(23,024)	(229,942)

Financing activities:
Proceeds from issuance of long-term debt	65,627	28,202	11,416	546,892
Repayments of long-term debt	(45,447)	(71,034)	(49,365)	(378,725)
Net increase (decrease) in short-term borrowings	(26,548)	(2,846)	20,460	(221,233)
Cash dividends	(8,289)	(8,459)	(8,458)	(69,075)
Purchases of treasury stock	(15,011)	(6,926)	—	(125,092)
Other	(341)	(231)	(171)	(2,842)

Net cash used in financing activities	(30,009)	(61,294)	(26,118)	(250,075)

Effect of exchange rate changes on cash and cash equivalents	(272)	276	606	(2,267)

Net increase (decrease) in cash and cash equivalents	6,379	(17,650)	(9)	53,158

Cash and cash equivalents, beginning of year	60,983	78,633	78,642	508,192

Cash and cash equivalents, end of year	¥67,362	¥60,983	¥78,633	$561,350

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Kubota Corporation and Subsidiaries Years Ended March 31, 2003, 2002, and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kubota Corporation (the “parent company”) and subsidiaries (collectively the “Company”) are one of Japan’s leading manufacturers of a comprehensive range of machinery and other industrial and consumer products, including farm equipment, engines, pipe and fluid systems engineering, industrial castings, environmental control plant, and housing materials and equipment.

The manufacturing operations of the Company are conducted primarily at 21 plants in Japan and at 5 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are not only sold in Japan but are also sold in overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements, stated in Japanese yen, reflect certain adjustments, not recorded in the books of account of the Company, to present these statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) with the exception of FASB Emerging Issues Task Force (“EITF”), Issue No. 91-5, “Nonmonetary Exchange of Cost-Method Investments” (see Investments). The principal adjustments include: (1) valuation of inventories, (2) accrual of certain expenses, (3) accounting for retirement and pension plans, including the effect of the transfer to the Japanese government of the substitutional portion of employee pension fund liabilities, (4) recognition of warrant values, (5) accounting for stock dividends approved by shareholders in prior years at market value, (6) accounting for derivatives, and (7) recognition of deferred income tax relating to these adjustments. The presentation of segment information required by Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” also has been omitted.

Certain reclassifications have been made to the consolidated financial statements for 2002 and 2001 to conform with classifications used in 2003.

Translation into United States Dollars

The parent company and its domestic subsidiaries maintain their accounts in Japanese yen, the currency of the country in which they are incorporated and principally operate. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2003 of ¥120= US$1, solely for convenience. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. Significant intercompany items have been eliminated in consolidation.

Investments mainly in 20%~50%-owned companies (the “affiliated companies”) are stated at cost plus equity in undistributed net income from acquisition or formation.

Revenue Recognition

The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured.

As for environmental and other plant and equipment, sales are recorded at the time when the installation of plant and equipment is completed and accepted by the customer. For long-term contracts, such sales are recorded under the percentage-of-completion method of accounting. Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. Estimated losses on sales contracts are recorded in the period in which they are identified.

In the case of finance receivables in which the face amount includes finance charges (principally retail financing), income is recorded over the terms of the receivables using the interest method.

On April 1, 2002, the Company adopted EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” As a result, sales incentives previously classified as selling, general, and administrative expenses for the years ended March 31, 2002 and 2001 have been reclassified as a reduction of revenues to conform to the presentation for the year ended March 31, 2003. The impact of this change on the operating income and net income (loss) of the Company is not material.

Foreign Currency Translation

Under the provisions of SFAS No. 52, “Foreign Currency Translation,” assets and liabilities of foreign subsidiaries are translated into Japanese yen at year-end exchange rates, and income and expenses are translated at the average exchange rates for the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Exchange gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

Inventories

Manufacturing inventories are stated at the lower of cost, substantially determined using the average-cost method, or market, representing the estimated selling price less costs to sell. Completed real estate projects are stated at the lower of acquisition cost or fair value less estimated costs to sell. The fair values of those assets are estimates based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless an impairment loss is required. An impairment loss on those assets is recognized when their carrying amounts exceed the undiscounted future cash flows expected to be realized from them and is measured based on the present values of those expected future cash flows.

Investments

Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company classifies all its debt securities and marketable equity securities as available for sale and carries them at fair value with a corresponding recognition of the net unrealized holding gain or loss (net of tax) as an other comprehensive income item of shareholders’ equity. The fair values of those securities are determined based on quoted market prices.

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. Losses from the impairment of marketable and nonmarketable securities, if any, are charged to expenses in the period in which a decline in fair value is determined to be other than temporary.

On April 1, 1996, The Bank of Tokyo, Ltd. (“BOT”) and The Mitsubishi Bank, Limited, merged. Upon the merger, each common share of BOT owned by the Company which had been carried at cost was converted into 0.8 share of the combined entity, The Bank of Tokyo-Mitsubishi, Ltd. (currently part of Mitsubishi Tokyo Financial Group, Inc.) For purposes of comparability with financial statements under Japanese GAAP, the Company did not account for the exchange under EITF 91-5, which requires recognition of a nonmonetary exchange gain on the common shares of BOT.

If EITF 91-5 had been adopted, net loss would have increased by ¥545 million ($4,542 thousand) for the year ended March 31, 2003. Net income would have decreased by ¥603 million for the year ended March 31, 2002, decreased by ¥1,650 million for the year ended March 31, 2001, and increased by ¥3,081 million for the year ended March 31, 1997. Retained earnings would have decreased by ¥380 million ($3,167 thousand) at March 31, 2003, and increased by ¥165 million at March 31, 2002, with a corresponding increase (decrease) in accumulated other comprehensive income. These amounts primarily reflect the unrecognized gain on the initial non-monetary exchange in 1997 and subsequent losses on impairment of the investment in 2003, 2002, and 2001.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives are principally as follows:

Buildings	10~50 years
Machinery and equipment	2~14 years

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are computed based on the differences between the financial statement and the income tax bases of assets and liabilities and tax loss and other carryforwards using the enacted tax rate. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that management believes will more likely than not be realized.

Advertising

The costs of advertising are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general, and administrative expenses.

Net Income and Cash Dividends per 5 Common Shares

Per share amounts have been calculated per 5 common shares since each American Depositary Share represents 5 shares of common stock.

Basic net income per 5 common shares has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.

Diluted net income per 5 common shares reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at the beginning of the year or at the time of issuance (if later). Cash dividends per 5 common shares are based on dividends paid during the year.

Derivative Financial Instruments

On April 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.” Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. The Company considers all hedges to be highly effective in offsetting changes in cash flows of hedged items, because the currency, index of interest rates, amount, and terms of the derivatives correspond to those of the hedged items in accordance with the Company’s policy.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item.

The transition adjustment upon the adoption of SFAS 133 and 138, net of the related income tax effect, was not material.

Prior to the adoption of SFAS 133 and 138, gains and losses on forward contracts were recognized based on changes in exchange rates and were offset against foreign exchange gains or losses on the hedged financing obligations and accounts receivable or payable. Interest rate derivatives and changes in their fair values were not included in the consolidated financial statements. Instead, interest differentials paid or received under interest rate derivatives designated as hedges of exposures to changes in interest rates associated with short- or long-term debt were recorded in interest expense over the contract period as an adjustment to the effective yields of the related debt.

Impairment of Long-Lived Assets

On April 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes certain provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” and supersedes SFAS No.121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. Although SFAS No.144 retains the fundamental provisions of SFAS No.121, it establishes criteria to determine when a long-lived asset is held for sale, provides guidance on how a long-lived asset that is used should be evaluated for impairment, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No.144 retains the basic provision of APB Opinion No. 30 on how to present discontinued operations in the statement of income but broadens that presentation to include a component of an entity (rather than a segment of a business). In accordance with SFAS No. 144, the Company reviews the carrying value of long-lived assets when events and circumstances indicate that the carrying amount of an asset may not be recoverable. In such an event, the estimated future undiscounted cash flows associated with the asset is compared with the carrying value of the asset to determine if a write-down is required. If this evaluation indicates that the carrying value exceeds its estimated future cash flows of the long-lived asset, the Company recognizes an impairment loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved.

The adoption of SFAS No. 144 had no effect on the Company’s consolidated financial statements for the year ended March 31, 2003. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No.121.

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2003, 2002, and 2001, time deposits of which original maturities were three months or less amounting to ¥14,945 million ($124,542 thousand), ¥13,209 million, and ¥13,176 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥4,759 million ($39,658 thousand), ¥7,123 million, and ¥8,048 million, and for income taxes amounted to ¥24,117 million ($200,975 thousand), ¥24,351 million, and ¥22,800 million in 2003, 2002, and 2001, respectively.

Noncash transactions in 2001 included a contribution of securities with a fair value of ¥33,116 million to the employee retirement benefit trust.

Use of Estimates in the Preparation of the Financial Statements

Management uses estimates in preparing the consolidated financial statements in conformity with US GAAP. Significant estimates used in the preparation of the consolidated financial statements are primarily in the areas of collectibility of private-sector notes and accounts receivable, inventory valuation, impairment of long-lived assets, valuation allowance for deferred tax assets, and accruals for employee retirement and pension plans. These estimates are assessed by the Company on a regular basis and management believes that material changes will not occur in the near term, although actual results could ultimately differ from these estimates.

New Accounting Standards

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which is effective for contracts entered into or modified after June 30, 2003. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The Company is currently reviewing this statement to determine its impact on future financial statements.

2. INVENTORIES

Inventories at March 31, 2003 and 2002 were as follows:

	Millions of yen		Thousands of U.S. Dollars
	2003	2002	2003

Manufacturing:
Finished products	¥88,810	¥89,969	$740,083
Spare parts	16,869	18,589	140,575
Work in process	23,860	22,721	198,833
Raw materials and supplies	14,804	15,565	123,367

Subtotal	144,343	146,844	1,202,858
Real estate:
Completed projects, land to be developed, and projects under development	6,902	8,510	57,517

	¥151,245	¥155,354	$1,260,375

The Company wrote down the value of completed projects, land to be developed, and projects under development by ¥45 million ($375 thousand) and ¥4,132 million in 2003 and 2002, respectively. These amounts were included in cost of sales in the consolidated statements of income.

3. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Investments in and advances to affiliated companies at March 31, 2003 and 2002 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003

Investments	¥10,069	¥9,967	$83,909
Advances	2,050	2,773	17,083

	¥12,119	¥12,740	$100,992

A summary of financial information of affiliated companies is as follows:
	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2003 and 2002	2003	2002	2003

Current assets	¥65,787	¥76,381	$548,225
Noncurrent assets	54,961	59,125	458,008

Total assets	120,748	135,506	1,006,233
Current liabilities	70,055	81,852	583,792
Noncurrent liabilities	23,839	26,180	198,658

Net assets	¥26,854	¥27,474	$223,783

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31, 2003, 2002, and 2001	2003	2002	2001	2003

Net sales	¥174,233	¥183,161	¥182,855	$1,451,942
Cost of sales	133,671	140,597	140,668	1,113,925
Other income—net	1,860	2,010	1,731	15,500
Net income	1,711	2,167	482	14,258

Trade notes and accounts receivable from affiliated companies at March 31, 2003 and 2002 were ¥27,164 million ($226,367 thousand) and ¥29,754 million, respectively.

Sales to affiliated companies aggregated ¥82,433 million ($686,942 thousand), ¥86,250 million, and ¥80,339 million in 2003, 2002, and 2001, respectively.

Cash dividends received from affiliated companies were ¥523 million ($4,358 thousand), ¥457 million, and ¥448 million in 2003, 2002, and 2001, respectively.

4. SHORT-TERM AND OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2003 and 2002 were as follows:

	Millions of Yen
	2003				2002
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses

Short-term investments:
Available-for-sale:
Governmental and corporate debt securities	¥10	¥10	¥—	¥—	¥1,394	¥1,394	¥—	¥—

Other investments:
Available-for-sale:
Equity securities of financial institutions	24,477	33,033	8,558	2	48,726	68,720	20,019	25
Other equity securities	21,961	32,361	12,369	1,969	25,620	44,582	19,900	938
Other	1,593	1,639	72	26	2,391	2,392	79	78

	¥48,041	¥67,043	¥20,999	¥1,997	¥78,131	¥117,088	¥39,998	¥1,041

	Thousands of U.S. Dollars
	2003
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses

Short-term investments:
Available-for-sale:
Governmental and corporate debt securities	$83	$83	$—	$—

Other investments:
Available-for-sale:
Equity securities of financial institutions	203,975	275,275	71,317	17
Other equity securities	183,008	269,675	103,075	16,408
Other	13,275	13,658	600	217

	$400,341	$558,691	$174,992	$16,642

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥12,926 million ($107,717 thousand) and ¥13,182 million at March 31, 2003 and 2002, respectively.

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2003, 2002, and 2001, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003

Proceeds from sales	¥5,153	¥7,916	¥2,955	$42,942
Gross realized gains	654	3,739	1,354	5,450
Gross realized losses	(659)	(1,161)	(533)	(5,492)

In addition to these sales, the Company contributed available-for-sale marketable equity securities with a fair value of ¥33,116 million to a newly established employee retirement benefit trust, and recognized a gain on this contribution of ¥19,227 million, in the year ended March 31, 2001. There were no proceeds to the Company from this transaction (also see Note 6).

At March 31, 2003, the cost of debt securities classified as available-for-sale due after one year through five years and due after five years were ¥793 million ($6,608 thousand) and ¥800 million ($6,667 thousand), respectively.

At March 31, 2003, the Company had no debt securities classified as available-for-sale due within one year.

For the years ended March 31, 2003, 2002, and 2001, valuation losses on short-term and other investments were recognized to reflect the decline in fair value considered to be other than temporary totaling ¥24,822 million ($206,850 thousand), ¥9,166 million, and ¥2,922 million, respectively.

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The balances of short-term borrowings at March 31, 2003 and 2002 consisted of notes payable to banks. Stated annual interest rates of short-term borrowings ranged primarily from 0.29% to 2.07% and from 0.3% to 3.03% at March 31, 2003 and 2002, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2003 and 2002 were 1.1% and 1.4%, respectively.

Available lines of credit with certain banks totaled ¥30,000 million ($250,000 thousand) at March 31, 2003 and 2002, respectively. No amounts were outstanding as of March 31, 2003 and 2002.

Long-term debt at March 31, 2003 and 2002 consisted of the following:

		Millions of Yen		Thousands of U.S. Dollars
	Years Ending March 31	2003	2002	2003

Unsecured bonds:
1.51% Yen bonds	2003	¥—	¥10,000	$—
1.475% Yen bonds	2004	10,000	10,000	83,333
2.7% Yen bonds	2004	10,000	10,000	83,333
1.8% Yen bonds	2006	10,000	10,000	83,333

Unsecured convertible bonds:
1.6% Yen bonds	2003	—	9,772	—
0.8% Yen bonds	2004	29,756	29,756	247,967
0.85% Yen bonds	2005	19,513	19,513	162,609
0.9% Yen bonds	2006	18,627	18,627	155,225

Loans, principally from banks and insurance companies, maturing on various dates through 2013:
Collateralized		179	243	1,492
Unsecured		133,721	92,015	1,114,342

Total		231,796	209,926	1,931,634
Less current portion		(75,830)	(42,076)	(631,917)

		¥155,966	¥167,850	$1,299,717

The interest rates on unsecured bonds and unsecured convertible bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed and the weighted average rates at March 31, 2003 and 2002 were 1.6% and 1.7%, respectively.

Annual maturities of long-term debt at March 31, 2003 are as follows:

Years ending March 31,	Millions of Yen	Thousands of U.S. Dollars

2004	¥75,830	$631,917
2005	36,639	305,325
2006	55,776	464,800
2007	22,308	185,900
2008	21,447	178,725
2009 and thereafter	19,796	164,967

Total	¥231,796	$1,931,634

At March 31, 2003, property, plant, and equipment with net book value of ¥133 million ($1,108 thousand) were pledged as collateral on long-term debt of ¥179 million ($1,492 thousand), including current portion of ¥179 million ($1,492 thousand).

The conversion price of the unsecured yen convertible bonds is ¥769 per share, which exceeded the fair value of the stock on the debt issuance date, and the number of shares into which outstanding bonds were convertible at March 31, 2003 totaled 88,291 thousand shares.

As is customary in Japan, the Company maintains deposit balances with banks and other financial institutions with which the Company has short- or long-term borrowing arrangements. Such deposit balances are not legally or contractually restricted as to withdrawal.

Certain of the loan agreements provide that the lender or trustees for lenders may request the Company to submit for approval proposals to pay dividends. Certain of the loan agreements also provide that the lender may request the Company to provide additional collateral. As is customary in Japan, collateral must be pledged if requested by a lending bank, and banks have the right to offset cash deposited with them against any long- or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all debt payable to the banks. The Company has never received any such requests.

6. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

Among them, the parent company has an unfunded severance indemnity plan partly supplemented by a noncontributory defined benefit pension plan which covers substantially all of its employees (the “Noncontributory Plan”). Employees who terminate their employment at the mandatory retirement age receive benefits in the form of annuity payments and/or lump-sum payments which are principally provided by the Noncontributory Plan and the remaining portion is provided by the unfunded severance indemnity plan. The coverage of the Noncontributory Plan is approximately 80%. Employees who terminate their employment before the mandatory retirement age receive lump-sum payments from the unfunded severance indemnity plan. The pension and the severance payment are determined based on the rate of pay at the time of termination, length of service, and certain other factors. The parent company’s funding policy with respect to the Noncontributory Plan is generally to contribute amounts considered deductible under applicable income tax regulations. Plan assets are managed principally by insurance companies and are invested primarily in fixed income and equity securities of Japanese and foreign issuers.

The parent company also has a contributory defined benefit pension plan covering all of its employees (the “Contributory Plan”), which provides lifetime annuity payments commencing at mandatory retirement age. The Contributory Plan consists of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law and a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of the management. Benefits are determined based on the average pay for the periods of service and a factor determined by the date of birth and length of service for the substitutional portion, and on the rate of pay at the time of termination, the length of service, and reason for retirement for the corporate portion. Annual contributions are made by the parent company and employees in accordance with the contribution formula stipulated by the government for the substitutional portion and with an amount determined on the basis of an accepted actuarial method for the corporate portion. The Contributory Plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks, are invested primarily in corporate and government bonds and stocks.

During the year ended March 31, 2001, the Company established the Employee Retirement Benefit Trust (the “Trust”). The purpose of the Trust is to hold and administer certain securities contributed to the Contributory Plan. Additionally, during the year ended March 31, 2001, the Company contributed marketable equity securities valued at ¥33,116 million to the Trust.

In June 2001, the Japanese government issued a new law that regulates retirement benefit plans. Under the new law, effective April 1, 2002, the Company can transfer the obligation for the substitutional portion and related plan assets to the government subject to approval by the government.

In December 2002, the Company made applications for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on January 30, 2003. EITF No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” requires employers to account for the entire separation process of a substitutional portion from an entire plan (including the corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. The difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. The Company plans to submit another application for the transfer of the substitutional portion related to past services to the Japanese government. After the applications are approved by the government, the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of the Contributory Plan will be transferred to the government. The effect of the transfer on the Company’s consolidated financial statements has not yet been determined.

Net periodic benefit cost for the Noncontributory Plan and the Contributory Plan of the parent company and for the unfunded severance indemnity plans and noncontributory defined benefit pension plans of certain subsidiaries for the years ended March 31, 2003, 2002, and 2001 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003

Service cost	¥10,128	¥10,884	¥13,970	$84,400
Interest cost	9,600	9,719	10,563	80,000
Expected return on plan assets	(5,862)	(6,099)	(6,817)	(48,850)
Amortization of transition obligation	1,615	1,615	1,615	13,458
Amortization of prior service cost (benefit)	(797)	594	981	(6,642)
Recognized actuarial loss	5,591	590	210	46,592

Actuarial periodic benefit cost	20,275	17,303	20,522	168,958
Employee contributions	(1,005)	(1,260)	(1,288)	(8,375)

Net periodic benefit cost	¥19,270	¥16,043	¥19,234	$160,583

The above net periodic benefit cost excludes the cumulative effect of ¥46,716 million of an accounting change in 2001, described below.

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with actuarial assumptions and aggregate information for accumulated benefit obligations in excess of plan assets, are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003

Change in benefit obligations:
Benefit obligations at beginning of year	¥331,827	¥336,359	$2,765,225
Service cost, less employee contributions	9,123	9,624	76,025
Interest cost	9,600	9,719	80,000
Employee contributions	1,005	1,260	8,375
Amendments	3,164	(5,454)	26,367
Actuarial loss (gain)	23,915	(2,216)	199,292
Benefits paid (settlement)	(13,154)	(6,818)	(109,617)
Benefits paid (other)	(12,126)	(10,834)	(101,050)
Foreign currency exchange rate changes	(216)	187	(1,800)

Benefit obligations at end of year	¥353,138	¥331,827	$2,942,817

Change in plan assets:
Fair value of plan assets at beginning of year	¥188,749	¥207,519	$1,572,908
Actual return on plan assets	(31,587)	(18,258)	(263,225)
Employer contributions	12,792	11,728	106,600
Employee contributions	1,005	1,260	8,375
Benefits paid (settlement)	(2,669)	(2,839)	(22,242)
Benefits paid (other)	(12,126)	(10,834)	(101,050)
Foreign currency exchange rate changes	(175)	173	(1,458)

Fair value of plan assets at end of year	¥155,989	¥188,749	$1,299,908

Plans’ funded status at end of year:
Funded status	¥(197,149)	¥(143,078)	$(1,642,909)
Unrecognized actuarial loss	121,036	65,263	1,008,634
Unrecognized prior service benefit	(5,580)	(9,541)	(46,500)
Unrecognized net obligation at the date of initial application of SFAS No. 87*	1,124	2,739	9,367

Net amount recognized	¥(80,569)	¥(84,617)	$(671,408)

Amounts recognized in the consolidated balance sheets:
Accrued retirement and pension costs	¥(159,805)	¥(106,206)	$(1,331,708)
Prepaid expenses for benefit plans, included in other assets	497	433	4,142
Intangible assets, included in other assets	7,951	2,757	66,258
Accumulated other comprehensive income	70,788	18,399	589,900

Net amount recognized	¥(80,569)	¥(84,617)	$(671,408)

Actuarial assumptions:
Discount rate	2.5%	3.0%
Expected return on plan assets	3.5%	3.5%
Rate of compensation increase	6.5%	6.5%

Retirement and pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥352,018	¥330,675	$2,933,483
Accumulated benefit obligations	317,294	296,163	2,644,117
Fair value of plan assets	154,768	187,464	1,289,733

* SFAS No. 87, “Employers’ Accounting for Pensions”

The unrecognized net obligation at the date of initial application and the prior service costs (benefits) due to amendments of the benefit plans are being amortized over approximately 14 years.

Prior to April 1, 2000, the Company amortized unrecognized actuarial gains and losses in excess of 10% of the larger of the benefit obligations or plan assets over the average plan participants’ remaining service period. From April 1, 2000, the Company changed its method of accounting to immediately recognize actuarial gains and losses in excess of 20% of the larger of the benefit obligations or plan assets, and amortize actuarial gains and losses between 10% and 20% percent over the average participants’ remaining service period (approximately 15 years). The Company believes that this accelerated recognition of the unrecognized gains or losses more appropriately records the pension liability at an amount closer to its economic liability.

As a result of the change, net income for the year ended March 31, 2001, decreased by ¥19,610 million, including a charge for the cumulative effect on prior years of ¥21,559 million, net of tax benefit of ¥25,157 million. Basic net income per 5 common shares and diluted net income per 5 common shares decreased by ¥70 and ¥63, respectively.

7. SHAREHOLDERS’ EQUITY

Japanese companies are subject to the Japanese Commercial Code (the “Code”) to which certain amendments became effective October 1, 2001.

Effective October 1, 2001,

The Code requires at least 50% of the issue price of new shares to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital, as reduced by stock issue expenses less the applicable tax benefit, are credited to additional paid-in capital. Under the Code, shares are recorded with no par value.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

The Code allows for an appropriation of retained earnings applicable to each fiscal period to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings, less treasury stock, as recorded on the books of the parent company. Certain adjustments, not recorded on the parent company’s books, are reflected in the consolidated financial statements as described in Note 1. At March 31, 2003, retained earnings, less treasury stock, recorded on the parent company’s books of account were ¥152,913 million ($1,274,275 thousand).

The Code allows companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders’ meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital, or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders’ meeting.

In addition, pursuant to a resolution of the Board of Directors, the parent company may purchase its own shares for their retirement, up to 50 million shares or ¥20,000 million ($166,667 thousand), commencing after the general shareholders’ meeting on June 26, 2002 through the general shareholders’ meeting in June 2003, and also could purchase up to 140 million shares in accordance with its article of incorporation until the general shareholders’ meeting on June 26, 2002. Any shares of common stock, in whole or in part, are subject to such purchases made for the purpose of retirement. Approximately 45 million shares and 19 million shares amounting to ¥14,875 million ($123,958 thousand) and ¥6,641 million were purchased under the above resolution during the years ended March 31, 2003 and 2002, respectively.

Prior to October 1, 2001,

The Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital. Under the Code, the amount calculated by dividing the total amount of shareholders’ equity by the number of outstanding shares after the stock split could not be less than ¥50. The Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which were made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. In addition, the Code imposed certain restrictions on the repurchase and use of treasury stock.

8. OTHER INCOME (EXPENSES), NET

Other—net as shown in other income (expenses) for the years ended March 31, 2003, 2002, and 2001 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003

Gain (loss) on sales of securities—net	¥(5)	¥2,578	¥821	$(42)
Foreign exchange gain (loss)—net	(2,482)	561	(2,368)	(20,683)
Other—net	1,048	(523)	885	8,733

	¥(1,439)	¥2,616	¥(662)	$(11,992)

9. INCOME TAXES

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2003 and 2002 were as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2003		2002		2003
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Allowance for doubtful receivables	¥2,960	¥61	¥3,302	¥266	$24,667	$508
Intercompany profits	11,497	—	12,312	—	95,808	—
Adjustments of investment securities	15,051	8,508	6,020	17,229	125,425	70,900
Write-downs of inventories and fixed assets	13,494	—	8,165	—	112,450	—
Enterprise tax	832	—	1,021	—	6,933	—
Accrued bonus	5,448	—	4,495	—	45,400	—
Retirement and pension costs	64,032	—	44,198	—	533,600	—
Unremitted earnings of foreign subsidiaries and affiliates	—	2,748	—	3,106	—	22,900
Other temporary differences	11,673	3,252	9,982	3,264	97,275	27,100
Tax loss and credit carryforwards	8,276	—	8,592	—	68,967	—

Subtotal	133,263	14,569	98,087	23,865	1,110,525	121,408
Less valuation allowance	20,759	—	15,878	—	172,992	—

	¥112,504	¥14,569	¥82,209	¥23,865	$937,533	$121,408

Net deferred tax balances at March 31, 2003 and 2002 were reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003

Other current assets	¥23,781	¥21,517	$198,175
Other assets	74,451	37,382	620,425
Other long-term liabilities	(297)	(555)	(2,475)

Net deferred tax assets	¥97,935	¥58,344	$816,125

During the year ended March 31, 2003, the normal statutory tax rate used in the calculation of deferred tax assets and deferred tax liabilities was decreased from 42.0% to 40.6% effective April 1, 2004.

The provision for income taxes for the year ended March 31, 2003 includes a ¥1,789 million ($14,908 thousand) adjustment to record the impact on deferred tax assets and liabilities for the change in the enacted tax rate.

At March 31, 2003, a valuation allowance of ¥20,759 million ($172,992 thousand) was recorded against the deferred tax assets for items which may not be realized. The net changes in the valuation allowance for the years ended March 31, 2003, 2002, and 2001 were an increase of ¥4,881 million ($40,675 thousand), an increase of ¥3,424 million, and an increase of ¥2,268 million, respectively. Such changes were due primarily to the realization or non-realization of tax benefits regarding operating losses of subsidiaries.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2003.

At March 31, 2003, the tax loss carryforwards in the aggregate amounted to approximately ¥20,000 million ($166,667 thousand), which are available to offset future taxable income, and will expire substantially in the period from 2004 through 2008.

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2003 differed from the normal Japanese statutory tax rates as follows:

	2003	2002	2001
Normal Japanese statutory tax rates	42.0%	42.0%	42.0%
Increase (decrease) in taxes resulting from:
Increase in valuation allowance	108.8	11.9	3.7
Permanently nondeductible expenses	14.0	2.7	1.1
Nontaxable dividend income	(3.0)	(2.0)	(1.1)
Inhabitant tax per capita	3.0	0.6	0.3
Change in tax rate	29.1	—	—
Provisions for taxes on unremitted earnings of foreign subsidiaries	—	5.1	—
Other—net	5.8	0.1	0.4

Effective income tax rates	199.7%	60.4%	46.4%

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates of which earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

10. NET INCOME PER 5 COMMON SHARES

A reconciliation of the numerators and denominators of the basic and diluted net income per 5 common shares computation for the years ended March 31, 2003, 2002, and 2001 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003

Income (loss) before cumulative effect of an accounting change	¥(8,004)	¥9,530	¥31,354	$(66,700)
Effect of dilutive convertible bonds	—	428	770	—

Diluted income (loss) before cumulative effect of an accounting change	¥(8,004)	¥9,958	¥32,124	$(66,700)

	Number of Shares (Thousands)
Weighted average common shares outstanding	1,370,382	1,405,564	1,409,758
Effect of dilutive convertible bonds	—	88,291	137,278

Diluted common shares outstanding	1,370,382	1,493,855	1,547,036

11. OTHER COMPREHENSIVE INCOME (LOSS)

Each component of other comprehensive income (loss), including reclassification adjustments and tax effects for the years ended March 31, 2003, 2002, and 2001, was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003			2003
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(6,482)	¥316	¥(6,166)	$(54,016)	$2,633	$(51,383)
Reclassification adjustment for gains realized in net income	(200)	—	(200)	(1,667)	—	(1,667)

	(6,682)	316	(6,366)	(55,683)	2,633	(53,050)

Unrealized losses on securities:
Unrealized losses on securities arising during period	(44,827)	18,825	(26,002)	(373,558)	156,875	(216,683)
Reclassification adjustment for losses realized in net income	24,827	(10,427)	14,400	206,892	(86,892)	120,000

	(20,000)	8,398	(11,602)	(166,666)	69,983	(96,683)

Minimum pension liability adjustment	(52,389)	22,003	(30,386)	(436,575)	183,358	(253,217)

Unrealized gains on derivatives:
Unrealized gains on derivatives arising during period	1,043	(442)	601	8,691	(3,683)	5,008
Reclassification adjustments for gains realized in net income	(811)	341	(470)	(6,758)	2,842	(3,916)

	232	(101)	131	1,933	(841)	1,092

Other comprehensive loss	¥(78,839)	¥30,616	¥(48,223)	$(656,991)	$255,133	$(401,858)

	Millions of Yen
	2002
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥9,571	¥(492)	¥9,079
Reclassification adjustment for losses realized in net income	15	—	15

	9,586	(492)	9,094

Unrealized losses on securities:
Unrealized losses on securities arising during period	(62,084)	26,076	(36,008)
Reclassification adjustment for losses realized in net income	6,588	(2,767)	3,821

	(55,496)	23,309	(32,187)

Minimum pension liability adjustment	(18,399)	7,728	(10,671)

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(2,673)	1,122	(1,551)
Reclassification adjustments for losses realized in net income	2,001	(840)	1,161

	(672)	282	(390)

Other comprehensive loss	¥(64,981)	¥30,827	¥(34,154)

	Millions of Yen
	2001
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥5,686	¥13	¥5,699
Reclassification adjustment for gains realized in net income	(42)	—	(42)

	5,644	13	5,657

Unrealized losses on securities:
Unrealized losses on securities arising during period	(49,321)	20,715	(28,606)
Reclassification adjustment for gains realized in net income	(17,176)	7,214	(9,962)

	(66,497)	27,929	(38,568)

Minimum pension liability adjustment	38,522	(21,715)	16,807

Other comprehensive loss	¥(22,331)	¥6,227	¥(16,104)

The balances of each classification within accumulated other comprehensive income were as follows:

	Millions of Yen
	Cumulative Translation Adjustments	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income (Loss)

Balance, April 1, 2002	¥2,456	¥8,733	¥(10,671)	¥(390)	¥128
Current—period change	(6,366)	(11,602)	(30,386)	131	(48,223)

Balance, March 31, 2003	¥(3,910)	¥(2,869)	¥(41,057)	¥(259)	¥(48,095)

	Thousands of U.S. Dollars
	Cumulative Translation Adjustments	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income (Loss)

Balance, April 1, 2002	$20,466	$72,775	$(88,925)	$(3,250)	$1,066
Current—period change	(53,050)	(96,683)	(253,217)	1,092	(401,858)

Balance, March 31, 2003	$(32,584)	$(23,908)	$(342,142)	$(2,158)	$(400,792)

12. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The Company also enters into agreements involving derivative instruments to manage its exposure to fluctuations in foreign exchange and interest rates.

Market Risk Management

Market Risk Exposures

The Company is subject to market rate risks due to fluctuation of foreign currency exchange rates, interest rates, and equity prices. Among these risks, the Company manages foreign currency exchange and interest rate risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for trading purposes. The credit risks associated with these instruments are not considered to be significant since the counterparties are reliable major international financial institutions and the Company does not anticipate any such losses. The net cash requirements arising from the previously mentioned risk management activities are not expected to be material.

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations and long-term debt denominated in foreign currencies. The Company entered into foreign exchange forward contracts and currency swaps designated to mitigate its exposure to foreign currency exchange risks.

The following table provides information regarding the Company’s derivative financial instruments related to foreign currency exchange transactions as of March 31, 2003, which was translated into Japanese yen at the year-end currency exchange rate.

Foreign Exchange Forward Contracts and Currency Swaps

		Millions of Yen		Thousands of U.S. Dollars
Maturities, Years Ending March 31		2004	2005	2004	2005

Sell U.S. Dollar, buy Yen	Receive	¥25,143	¥—	$209,525	$—
	Pay	25,200	—	210,000	—

Sell Euro, buy Yen	Receive	6,968	—	58,066	—
	Pay	7,150	—	59,584	—

Sell Sterling Pound, buy Euro	Receive	240	—	2,000	—
	Pay	230	—	1,917	—

Sell Yen, buy U.S. Dollar	Receive	782	13	6,517	108
	Pay	774	14	6,450	117

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 5. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

The following table provides information, by maturity date, about the Company’s interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2003, which are translated into Japanese yen at the year-end currency exchange rate.

Interest Rate Swap Contracts

	Weighted Average Rate		Notional Amount
Maturities, Years Ending March 31,	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars

2004	0.88%	2.03%	¥18,284	$152,367
2005	0.77	1.78	15,844	132,033
2006	0.56	1.44	9,564	79,700
2007	0.30	0.74	5,500	45,833
2008	0.24	0.73	2,000	16,667

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the net losses on derivatives included in accumulated other comprehensive loss at March 31, 2003 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company’s short-term and other investments are exposed to changes in equity price risks and consist entirely of available-for-sale securities. Fair value and other information for such equity securities is disclosed in Note 4.

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2003 and 2002:

	Millions of Yen				Thousands of U.S. Dollars
	2003		2002		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets:
Finance receivables	¥89,280	¥87,408	¥88,002	¥88,051	$744,000	$728,400
Other investments	79,959	79,959	128,876	128,876	666,325	666,325
Financial liabilities:
Long-term debt	(231,796)	(233,449)	(209,926)	(211,602)	(1,931,634)	(1,945,408)
Derivative financial instruments recorded as liabilities:
Foreign exchange instruments	(145)	(145)	(374)	(374)	(1,208)	(1,208)
Interest rate swaps and other instruments	(283)	(283)	(313)	(313)	(2,358)	(2,358)

The fair values of finance receivables, other investments, and long-term debt are based on quoted market prices when available or discounted cash flows using the current interest rate on similar financing investments or borrowings. The fair value estimates of the financial instruments are not necessarily indicative of the amounts the Company might pay or receive from actual market transactions.

The carrying amounts of cash and cash equivalents, short-term investments, notes and accounts receivable and payable, and short-term borrowings approximate the fair value because of the short maturity of those instruments.

Concentration of Credit Risks

A certain level of group concentrations of the Company’s business activities is found in the domestic farm equipment sales through the National Federation of Agricultural Cooperative Associations and affiliated dealers. The concentrated credit risk of the domestic farm equipment business consists principally of notes and accounts receivable and financial guarantees, for which the Company historically has not experienced any significant uncollectibility. Additionally, transactions associated with country risk are limited.

13. SUPPLEMENTAL EXPENSE INFORMATION

Amounts of certain costs and expenses for the years ended March 31, 2003, 2002, and 2001 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2003	2002	2001	2003

Research and development expenses	¥26,405	¥30,186	¥30,257	$220,042
Advertising costs	9,534	10,464	9,608	79,450
Shipping and handling costs	37,725	36,858	37,668	314,375

Loss from disposal and impairment of business and fixed assets for the year ended March 31, 2003 includes a loss of ¥16,792 million ($139,933 thousand) resulting from the impairment of long-lived assets, primarily the land and buildings of a golf course held and operated by the Company with a fair value of ¥730 million ($6,083 thousand). As a result of the significant deterioration of the golf business, the Company evaluated the recoverability of related assets and recognized an impairment loss. The fair value of the golf course was determined by the expected cash flow approach.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2002 includes a loss of ¥4,734 million resulting from write-down of long-lived assets to be disposed of, primarily land and rental property with a fair value of ¥2,120 million. Also included is a loss of ¥6,332 million mainly resulting from the disposal of the prefabricated housing business, and mergers and integration of farm machinery distributors, in connection with the Company’s efforts to streamline operations. Certain of these actions have already been completed and others are expected to be completed within the next 12 months.

14. COMMITMENTS AND CONTINGENCIES

Commitments for capital expenditures outstanding at March 31, 2003 approximated ¥1,259 million ($10,492 thousand).

The Company leases certain offices and other facilities under lease agreements, all of which are substantially cancelable at the Company’s option. Rental expenses for the years ended March 31, 2003, 2002, and 2001 amounted to ¥8,182 million ($68,183 thousand), ¥9,220 million, and ¥9,472 million, respectively.

The Company adopted FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other.” FIN 45 requires that a guarantor be required to recognize a liability at the inception of a guarantee. FIN 45 also requires disclosure about the guarantees that the entity has issued.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term.

The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The change in the accrued product warranty cost for the year ended March 31, 2003 was as follows:

	Millions of Yen	Thousands of U.S. Dollars

Balance, April 1, 2002	¥1,672	$13,933
Addition	2,786	23,217
Utilization	(2,676)	(22,300)
Other	(34)	(283)

Balance March 31, 2003	¥1,748	$14,567

Balances were included in other current liabilities in the consolidated balance sheets.

At March 31, 2003, the Company was contingently liable for trade notes with maturities of principally one to three months discounted with banks in the amount of ¥3,036 million ($25,300 thousand), which are accounted for as sales when discounted. The banks retain a right of recourse against the Company in the event of nonpayment by customers, for which the Company’s management believes that the recourse is remote from exercise.

The Company is contingently liable as guarantor of the indebtedness of distributors, including affiliated companies, and customers for their borrowings from financial institutions.

The Company is also contingently liable as guarantor of the housing loans of employees. The Company would have to perform under these guarantees in the events of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers and of 1 year to 20 years for employees with housing loans.

Maximum potential amounts of undiscounted future payments of these financial guarantees as of March 31, 2003 were as follows:

	Millions of Yen	Thousands of U.S. Dollars

Borrowings of distributors and customers	¥3,074	$25,617
Housing loans of employees	2,848	23,733

Total	¥5,922	$49,350

The Company recognized liabilities for the guarantees for borrowings of distributors and customers in the amount of ¥358 million ($2,983 thousand) as of March 31, 2003. The liabilities for other financial guarantees, including trade notes discounted with banks, which were issued after December 31, 2002, were not material.

In the fiscal year ended March 31, 1999, the Fair Trade Commission of Japan (the “FTCJ”) began an investigation of the Company for an alleged violation of the Anti-Monopoly Law (prohibition of private monopoly or unfair trade restraint) relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. In March 1999, the Company received a cease and desist recommendation from the FTCJ, which was accepted by the Company in April 1999.

In connection with this investigation, on December 24, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000 and continued through the year ended March 31, 2003. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such an unfavorable outcome.

15. SALE OF ACCOUNTS RECEIVABLE

Two of the Company’s American subsidiaries, Kubota Tractor Corporation (KTC) and Kubota Credit Corporation U.S.A, (KCC) sell trade and finance receivables, respectively, through wholly owned special-purpose bankruptcy-remote subsidiaries to investors. KTC has an agreement to sell up to ¥18,000 million ($150,000 thousand) of trade receivables and KCC has an agreement to sell up to ¥48,000 million ($400,000 thousand) of finance receivables as of December 31, 2002, the fiscal year-end of the subsidiaries. Additionally, its Canadian subsidiary, Kubota Canada Ltd./ Kubota Canada LTEE (collectively, “KCL”) may sell both trade and finance receivables through two independent revolving-period securitization trusts. The investors and the securitization trusts have no recourse to the Company’s other assets for failure of debtors to pay when due. KCL has agreements to sell up to ¥5,700 million ($47,500 thousand) of trade receivables and an unlimited amount of finance receivables, subject to the approval of the trusts, as of December 31, 2002, the fiscal year-end of the subsidiary. Under the terms of the agreements, new receivables are added to the pool as collections reduce previously sold accounts receivable. At the time the receivables are sold under these revolving-period securitizations, the balances are removed from the consolidated balance sheet of the Company. In determining the gain or loss for each qualifying sale of receivables, the investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. Because the implicit forward contract to sell receivables under these revolving-period securitizations was entered into at rate that approximates market, the fair value of the securitization agreement is zero.

The Company retains a residual interest in sold receivables, which represents residual payments received in excess of payments due to the investor. Retained interests are recorded at fair value based on the net present value of future anticipated cash flows, which is calculated by analyzing yield, estimated credit losses, contractual servicing rates and the average life of the transferred receivables. The Company continues to service the receivables for a fee based on a percentage of the receivables transferred. The costs of the securitization programs, which primarily consist of the purchasers’ financing and administrative costs, were ¥342 million ($2,847 thousand), ¥674 million and ¥627 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Trade receivables—The Company sold trade receivables, net of loss reserves of ¥1,048 million ($8,734 thousand), ¥886 million and ¥778 million at December 31, 2002, 2001 and 2000, respectively, totaling ¥37,746 million ($314,547 thousand), ¥36,132 million and ¥23,090 million during the years ended December 31, 2002, 2001 and 2000, respectively. The Company did not recognize any gains or losses from the sale of trade receivables for the years ended December 31, 2002, 2001 and 2000. The Company’s residual interest in trade receivables was ¥9,067 million ($75,561 thousand), ¥9,713 million and ¥6,676 million at December 31, 2002, 2001 and 2000, respectively.

The following table summarizes certain cash flows received from and paid to securitization trusts for the year ended December 31:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	2002

Proceeds from revolving period sales	¥5,985	¥7,640	¥—	$49,873
Servicing fees received	189	182	114	1,575
Cash flows received on retained interests in securitizations	—	172	—	—

The following key economic assumptions were used in measuring the retained interest in trade receivables sold by KTC during the year ended December 31:

	Millions of Yen
	2002	2001	2000

Weighted average life (months)	6.5	6.5	6.5
Expected credit losses (per month)	0.35%	0.35%	0.35%
Yield and fees (per year)	2.63%	2.98%	6.83%

The following key economic assumptions were used in measuring the retained interest in trade receivables sold by KCL during the year ended December 31:

	2002	2001

Weighted average life (days)	180	250
Expected credit losses	0.5%	1.0%
Servicing liability rate	1.0%	1.0%
Cost of funds	3.0%	3.0%
Discount rate	10.0%	10.0%

The Company has determined that a change of up to 20% in any of the above economic assumptions would not have a material impact on the consolidated financial statements of the Company.

Finance receivables—The Company sold finance receivables, net of loss reserves of ¥492 million ($4,096 thousand), ¥687 million and ¥792 million at December 31, 2002, 2001 and 2000, respectively, totaling ¥43,840 million ($365,330 thousand), ¥42,879 million and ¥16,512 million during the years ended December 31, 2002, 2001 and 2000, respectively. In aggregate, the Company’s sales resulted in a net gain of ¥752 million ($6,267 thousand), ¥1,447 million and ¥649 million for the years ended December 31, 2002, 2001 and 2000. The Company’s residual interest in finance receivables was ¥3,825 million ($31,875 thousand), ¥2,748 million and ¥1,089 million at December 31, 2002, 2001 and 2000, respectively.

The following table summarizes certain cash flows received from securitization trusts for the year ended December 31:

	Millions of Yen			Thousands of U.S. Dollars
	2002	2001	2000	2002

Proceeds from revolving period sales	¥33,389	¥28,382	¥12,689	$278,238
Servicing fees received	387	289	232	3,224
Cash flows received on retained interests in securitizations	1,200	281	—	10,003

The following key economic assumptions were used in measuring the retained interest in finance receivables sold by KCC during the year ended December 31:

	2002	2001

Prepayment speed	1.23%	1.23%
Weighted-average life (in years)	3.48	4.58
Expected credit losses	0.20%	0.20%
Discount rate	7.57%	7.57%
Fixed returns to transferees	3.0%-4.5%	3.7%-7.5%

The following depicts the sensitivity of the fair value of retained interests at December 31, 2002 to adverse changes in the key economic assumptions used to measure fair value:

	Millions of Yen	Thousands of U.S. Dollars

Fair value of retained interest	¥11,622	$96,846
Prepayment speed assumption (annual rate)	14.76%
Impact on fair value of 10% adverse change	(0)	(2)
Impact on fair value of 20% adverse change	(3)	(25)
Expected credit losses (annual rate)	0.20%
Impact on fair value of 10% adverse change	(0)	(1)
Impact on fair value of 20% adverse change	(0)	(2)
Residual cash flows discount rate (annual rate)	7.57%
Impact on fair value of 10% adverse change	(195)	(1,628)
Impact on fair value of 20% adverse change	(384)	(3,204)
Market rate assumption (annual rate)	5.18%-8.01%
Impact on fair value of 10% adverse change	(380)	(3,168)
Impact on fair value of 20% adverse change	(758)	(6,318)

Considerable judgment is required in interpreting market data to develop estimates of fair values, so the above estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities. In addition, the above-estimated amounts generated from the sensitivity analysis include estimates of market risk, which assume for analytical purposes that certain adverse market considerations may occur. Actual future market conditions may differ materially, and accordingly, the forward-looking estimates should not be considered to be projections by the Company of future events or losses.

The following key economic assumptions were used in measuring the retained interest in finance receivables sold by KCL during the year ended December 31, 2002:

Weighted-average life	35 months
Expected credit losses	0.125%
Servicing liability rate	1.0%
Excess spread	3.0%
Discount rate	10.0%

The Company has determined that a change of up to 20% in any of the above economic assumptions used by KCL would not have a material impact on the consolidated financial statements of the Company.

16. SUBSEQUENT EVENT

On May 22, 2003, the Company’s Board of Directors resolved the payment of a cash dividend to shareholders of record on March 31, 2003 of ¥3 per common share (¥15 per 5 common shares) or a total of ¥4,038 million ($33,650 thousand). The Company’s Board of Directors also resolved the purchase of up to 50,000,000 shares, or up to ¥20,000 million ($166,667 thousand), of the parent company’s common stock on the open market, commencing after the general shareholders’ meeting through the next general shareholders’ meeting. Both authorizations are subject to shareholders’ approval at the general meeting to be held on June 26, 2003.

Independent Auditors’ Report

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Certain information required by Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information” has not been presented in the accompanying consolidated financial statements. In our opinion, presentation concerning operating segments and other information is required for a complete presentation of the Company’s consolidated financial statements.

The Company has not accounted for a nonmonetary security exchange transaction, that occurred during the year ended March 31, 1997, in accordance with accounting principles generally accepted in the United States of America. In our opinion, the recognition of the nonmonetary exchange gain, and the related impact in subsequent periods, is required by accounting principles generally accepted in the United States of America. The Company has disclosed the effects of the departure and other relevant information in Note 1 to the consolidated financial statements.

In our opinion, except for the omission of segment and other information required by SFAS No. 131 and the effect of not properly recording a nonmonetary security exchange transaction, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of amortizing unrecognized actuarial gains and losses related to accounting for retirement and pension costs effective April 1, 2000.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Osaka, Japan

June 2, 2003

Schedule II : Valuation and Qualifying Accounts

Kubota Corporation and Subsidiaries March 31, 2003, 2002, and 2001

					Millions of Yen
Column A	Column B	Column C	Column D		Column E
Description	Balance, Beginning of Year	Additions- Charged to Costs and Expenses	Deductions Actual Write-Off	Translation Adjustments and Other	Balance, End of Year

Allowance for doubtful notes and accounts receivable :

Year ended March 31, 2003	4,052	817	722	(58)	4,089

Year ended March 31, 2002	4,858	210	1,194	178	4,052

Year ended March 31, 2001	3,454	1,090	208	522	4,858

Column A	Column B	Column C	Column D	Column E
Description	Balance, Beginning of Year	Additions	Deductions	Balance, End of Year

Valuation on deferred tax assets :

Year ended March 31, 2003	15,878	7,572	2,691	20,759

Year ended March 31, 2002	12,454	3,804	380	15,878

Year ended March 31, 2001	10,186	3,016	748	12,454

A

Supplemental Note to Consolidated Financial Statements

                                    with Respect to Income Taxes to Conform with Regulation S-X

Kubota Corporation and Subsidiaries             Years ended March 31, 2003, 2002, and 2001.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies for the years ended March 31, 2003, 2002, and 2001 were comprised of the following :

	Millions of Yen
	2003	2002	2001
Parent company and domestic subsidiaries	¥(17,933)	¥4,264	¥43,153
Foreign subsidiaries	24,089	24,419	17,635

Total	¥6,156	¥28,683	¥60,788

Provisions for income taxes for the years ended March 31, 2003, 2002, and 2001 were comprised of the following :

	Millions of Yen
	2003	2002	2001
Income tax – current :
Parent company and domestic subsidiaries	¥12,871	¥14,923	¥18,175
Foreign subsidiaries	8,667	7,982	7,017

	¥21,538	¥22,905	¥25,192

Income tax – deferred :
Parent company and domestic subsidiaries	¥(9,858)	¥(6,843)	¥3,776
Foreign subsidiaries	616	1,252	(738)

	¥(9,242)	¥(5,591)	¥3,038

B

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Kubota Corporation (Kabushiki Kaisha Kubota):

We have audited the consolidated financial statements of Kubota Corporation (Kabushiki Kaisha Kubota) and subsidiaries as of March 31, 2003 and 2002, and for each of the three years in the period ended March 31, 2003, all expressed in Japanese yen, and have issued our report thereon dated June 2, 2003 (which report expresses a qualified opinion regarding the omission of segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, and the effect of not properly recording a nonmonetary security exchange transaction in accordance with accounting principles generally accepted in the United States of America, and also includes an explanatory paragraph concerning a change in accounting for retirement and pension costs), such consolidated financial statements and report are included in your 2003 Annual Report to Shareholders for the year ended March 31, 2003 and are included in Item 17 of this Form 20-F.

Our audits also included the supplemental note to the consolidated financial statements to conform with regulation S-X and the financial statement schedule of Kubota Corporation and subsidiaries, listed in the index to consolidated financial statements and schedule. The consolidated financial statement supplemental note and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, such consolidated financial statement supplemental note and schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Osaka, Japan

June 2, 2003

C