Form 20-F
period 2004-03-31
KUBOTA CORP
filed 2004-09-22
CIK 109821

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

Outstanding as of
Title of Class	March 31, 2004 (Tokyo Time)	March 31, 2004 (New York Time)
Common stock	1,409,808,978 shares
American Depositary Shares		1,725,742 ADS

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

All information contained in this Report is as of or for the 12 months ended March 31, 2004 unless otherwise specified.

Unless otherwise specified, Japanese yen amounts in this Report have been translated for convenience into United States dollars at the rate of ¥106 = US$1, the approximate rate of exchange on March 31, 2004, the date of the most recent balance sheet herein.

As used herein, “Kubota” and “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on September 10, 2004 was ¥109.33 = US$1.

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

The information required by this item, except as stated below, appears on page 11 in the Financial Section of the Company’s 2004 Annual Report to Shareholders, which is incorporated herein by reference.

A. Selected Financial Data

	Years ended March 31 (millions of yen)
	2000	2001	2002	2003	2004
Capital stock	78,107	78,156	78,156	78,156	78,156
Capital expenditures	39,294	37,170	36,342	35,845	21,396
Depreciation and amortization	45,164	43,926	40,535	38,804	27,755
R & D expenses	33,148	30,257	30,186	26,405	23,261

	Years ended March 31
	2000	2001	2002	2003	2004
Cash dividends declared per depositary share:
Interim (in yen)	15	15	15	15	15
(in U.S. dollars)	0.144	0.134	0.119	0.121	0.138
Year-end (in yen)	15	15	15	15	15
(in U.S. dollars)	0.141	0.120	0.125	0.125	0.138
Exchange rates (yen amounts per U.S. dollar):
Year-end	102.73	125.54	132.70	118.07	104.18
Average	110.02	111.65	125.64	121.10	112.75
High	124.45	125.54	134.77	133.40	120.55
Low	101.53	104.19	115.89	115.71	104.18

2004	Feb.	Mar.	Apr.	May	Jun.	Jul.
High	109.59	112.12	110.37	114.30	111.27	111.88
Low	105.36	104.18	103.70	108.50	107.10	108.21
Period-end	109.26	104.18	110.37	110.18	109.43	111.39

Notes to Selected Financial Data:

1. Cash dividends declared in yen are the amounts actually paid during the year, and those in U.S. dollars are computed based on the exchange rates, determined as described in the succeeding Note 2, at each respective payment date.

2. Exchange rates are the noon buying rates for cable transfers between the yen and the U.S. dollar in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The rate on September 10, 2004 was ¥109.33 = US$1.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Declines in economic conditions in Kubota’s major markets, including private capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company’s products. Accordingly, sales of the Company may be sensitive to declines in general economic conditions, including private sector capital expenditure, construction investment, and domestic public investment. In addition, governmental agricultural policies such as a reduction in rice acreage or change in agricultural basic law may affect domestic sales of agriculture-related products. In overseas markets, especially those of North America and Europe, sales of the Company’s products such as utility/compact tractors may also be adversely affected by declines in general economic conditions, including private consumption and residential construction investment.

Fluctuations of foreign exchange rates, including a stronger yen, may reduce sales and adversely affect the results of operations of the Company.

The Company has overseas sales and manufacturing subsidiaries. The financial results of each overseas subsidiary are consolidated into the results of the parent company after translation into Japanese yen. In addition, transactions between the parent company and overseas subsidiaries or customers are generally denominated in the local currencies. The payments received in local currencies on such transactions are converted to Japanese yen. As a result, fluctuations in foreign exchange rates will affect the consolidated financial results.

The Company is subject to the risks of international operations.

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets. Such risks may affect sales and profitability of the Company, or they may hinder the growth of the Company in specific countries. The following risks are important for the Company.

•	Unexpected changes in international, or each country’s, tax regulations.

•	Unexpected legal or regulatory changes in each country.

•	Difficulties in retaining qualified personnel.

•	Immature technological skills or instability between management and employee unions in developing countries.

•	Political instability in those countries.

The major markets with the above risks are markets in the United States, the EU, and Asian countries.

Among the United States, the EU, and Asian countries, which are the major markets for the Company, risks in Asian countries seem to be relatively higher than those of other regions.

The Company utilizes estimations on some accounts in the consolidated financial statements, which may require additional accruals due to unanticipated changes in the basis of assumptions.

The Company records its employee benefit obligations, valuation of inventories, valuation allowances for deferred tax assets, probability of collection of notes and accounts receivable, and impairment losses on long-lived assets in the consolidated financial statements based on the information that it has available. However, these are based on various assumptions about future economic results. If actual results differ from any of these assumptions, unanticipated additional accruals may be required.

Strategic alliances, mergers, and acquisitions may not generate successful results as planned.

The Company expects to use strategic alliances, mergers, and acquisitions to seek further growth. The success of these activities depends on such factors as the Company’s business environment, the ability of its business counterparts, and whether the Company and its counterparts share common goals. Therefore, if these activities are not successful and returns on related investments are lower than expected, the Company may lose competitiveness in relevant markets. Consequently, the Company’s profitability may deteriorate.

The Company may not be able to successfully create new businesses or businesses complementary to the current ones.

As part of its structural renovation, the Company is attempting to cultivate new businesses or businesses that are complementary to the current ones. However, in those markets, there are numerous competitors, and competition will be very harsh. If the Company fails to develop the required personnel or abilities to produce and market appropriate products, subsequent impairment charges may be taken, or there may be a negative impact on the Company’s financial position.

Impairment losses on investments in marketable securities may occur as a result of stock market fluctuations.

As of March 31, 2004, the Company owns securities with a fair value of approximately ¥138.8 billion. Most of these securities are equity securities and, accordingly, depending on stock market fluctuations, unrealized and realized losses may occur.

In each of its businesses, Kubota is subject to intensifying competitive pressures. The Company must compete successfully to maintain sales and profits.

The Company is exposed to severe competition in each of its businesses. Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, sales and/or net income may decrease in the future.

In each business segment mentioned below, Kubota is subject to risks inherent to those businesses and markets.

Internal Combustion Engine and Machinery Segment

The domestic business condition for Farm Equipment and Machinery remains as harsh as ever. In the business of farm equipment, many factors, such as agricultural policies on reductions in rice fields and decreases in the price of rice, and the unstable economy in Japan, may lead farmers to refrain from purchasing new equipment.

Under such conditions, in order to compete with other companies, the Company must maintain marketing channels, develop new products that reflect consumers’ exact demands, and intensify appropriate after-sales services. To accomplish these, substantial personnel and financing resources are required.

At the same time, the Company is also subject to severe competition in the U.S.A. The pressures of reducing prices or shortening lead times are making business conditions more difficult. In such situation, the Company must take every step possible to overcome the handicaps of exporting products from Japan.

Specifically, it is very important for the Company to promote its retail sales by offering appropriate incentives to its dealers, and to introduce innovative products that capture consumers’ needs, preceding other companies.

Pipes, Valves, and Industrial Castings Segment

The business of Pipes and Valves is basically dependent on public investments. Therefore, sales and profitability of this segment may be adversely affected by reductions in public investments by national or local governments.

In the business of ductile iron pipes and industrial casting, because of the relatively severe working environment, including the need to handle pig iron and steel scraps melted at very high temperatures, it might be difficult to hire and retain qualified new employees. If the Company is not able to hire and retain qualified employees, nor to automate these processes, the efficiency of the Company’s production process may decrease and then profitability may deteriorate.

In addition, increasing environmental restrictions on such items as noise, air pollution or bad smells caused by factories may require additional investments to cope with such restrictions and may reduce profitability as a result of an increase in production costs.

Certain of the Company’s competitors are located in Asian countries where personnel costs are extremely low compared with Japan. Accordingly, the Company must continue to reduce production costs.

Reduction in private capital expenditure or residential construction investment may adversely impact the business, financial results or condition of the Company.

Environmental Engineering Segment

In the business of Environmental Engineering, a large portion of the demand depends on public investments. If the Company is unable to manage adverse developments such as a decrease in demand due to a reduction in public investments, intensifying competition owing to an increase in competitors, or the need to maintain high quality R&D personnel to develop new technologies, the Company’s financial results or condition may be adversely affected. Furthermore, customers’ increasingly sophisticated product requirements may impact the financial results due to the increase in product cost.

Almost all the Company’s suppliers of materials and parts for environmental plant construction are located in Japan. If the Company’s competitors are able to purchase materials or parts at lower prices from suppliers in foreign countries, the competitive power of the Company may deteriorate.

Building Materials and Housing Segment

The roofing and siding materials operations were divided and transferred to the affiliated company which was jointly established with Matsushita Electric Works, Ltd. This segment became much less important after the transfer. Accordingly, negative impact by this segment on financial results would be much less material than before.

Other Segment

Other segment consists of primarily vending machines, weigh and measuring control systems, electronic -equipped machinery, air-conditioning equipment, and construction. While the Company encounters competition in the markets of above products, declining general economic conditions, including reduction in private capital expenditures, construction investment and public investment may also adversely affect the business and financial results of this segment.

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

A. History and Development of the Company

KUBOTA Corporation (KABUSHIKIKAISHA KUBOTA), the ultimate parent company of the Kubota group, was founded in 1890 by Gonshiro Kubota and incorporated in 1930 under the Commercial Code of Japan. In 1949, stocks of the Company were listed on Tokyo Stock Exchange and Osaka Securities Exchange. In 1976, stocks of the Company were listed on New York Stock Exchange. Today, Kubota is a manufacturer of farm equipment, and producer of pipes, principally ductile iron pipes, and related equipment for water supply and other utilities. In addition, the Company manufactures and sells engines, construction machinery, industrial castings, industrial machinery, environmental control plants and building materials.

The Company’s registered office is located at 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan, telephone +81-6-6648-2111.

The Company’s production network primarily comprises 19 plants in Japan and five plants in overseas countries. Kubota also has 13 sales subsidiaries in overseas countries.

Principal Capital Expenditures and Divestitures

Capital expenditures in fiscal 2004, 2003, and 2002 amounted to ¥21,396 million, ¥35,845 million, and ¥36,342 million, respectively. The funding requirements for these capital expenditures were mainly provided by internal operations, partially provided by external debt financing.

The principal capital expenditures in progress as of March 31, 2004, 2003, and 2002 were as follows;

As of March 2004

No principal capital expenditures are in progress.

As of March 2003
			Estimated amount of expenditures	Schedule
Location	Industry segment included	Content	Total amount of expenditures (¥ billion)	Commenced
Sakai (Osaka)	Internal Combustion Engine and Machinery	Establishment of centralized production system	¥0.8	Aug. 2002

As of March 2002
			Estimated amount of expenditures	Schedule
Location	Industry segment included	Content	Total amount of expenditures (¥ billion)	Commenced
Funabashi (Chiba)	Pipes, Valves, and Industrial Castings	Efficiency enhancement of ductile iron pipes production equipment	¥1.6	Apr, 2000
Head Office (Osaka)	Corporate	New office building for environmental engineering division	¥4.2	Apr, 2001

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

Net Sales by Product Group

Years ended March 31, 2004, 2003, and 2002

	Millions of yen		Thousands of U.S. dollars
	2004		2004
	¥	%	$
Internal Combustion Engine and Machinery	501,551	53.9	4,731,613
Pipes, Valves, and Industrial Castings	175,178	18.8	1,652,623
Environmental Engineering	115,721	12.4	1,091,708
Building Materials and Housing	51,823	5.6	488,896
Other	85,964	9.3	810,981

Total	930,237	100.0	8,775,821

	Millions of yen
	2003		2002
	¥	%	¥	%
Internal Combustion Engine and Machinery	444,169	48.0	415,122	43.0
Pipes, Valves, and Industrial Castings	177,217	19.1	184,540	19.1
Environmental Engineering	136,381	14.7	147,988	15.3
Building Materials and Housing	64,350	7.0	110,859	11.5
Other	104,028	11.2	107,282	11.1

Total	926,145	100.0	965,791	100.0

Operation of Each Segment

Internal Combustion Engine and Machinery

Internal Combustion Engine and Machinery includes farm equipment, engines and construction machinery. Kubota is Japan’s largest manufacturer of farm equipment and small engines for agricultural use based on market share. Sales in this market in Japan are dominated by four major manufacturers, and the Company possesses a substantially larger share than the second ranked company. Main products include tractors ranging from 10.5 to 125 horsepower, combine harvesters, rice transplanters, power tillers and reaper binders. The Company also manufactures and sells a line of construction machinery including mini-excavators and wheel loaders as well as engines for various industrial uses. Overseas sales of this group accounted for 51.6% of the total sales of this group in fiscal 2004.

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

Industrial castings include various iron and steel castings. Iron castings encompass rolls for the steel industry, machinery parts, tunnel segments, and soil pipe and fittings. Steel castings include alloyed tubing and fittings for the petrochemical industry, rolls for the paper industry, centrifugal cast pipes used in oil tankers, and centrifugal cast steel columns and piles used in civil engineering and construction.

The products in this group are manufactured at 10 plants in Japan, and the Company has a manufacturing subsidiary in Canada, and minority equity interest in an overseas manufacturing company.

Environmental Engineering

The Company develops and markets environmental control plants, pumps and related engineering. As for water and sewage treatment, the Company supplies sewage treatment plants, night soil treatment plants, water treatment plants, submerged membrane systems, biogas production systems. Regarding the solid waste treatment, the Company supplies refuse incineration plants, industrial waste treatment plants, pulverizing equipment. The Company is also engaged in related engineering, such as contaminated site remediation or industrial waste treatment business.

The Company’s pumps are developed and supplied for various applications including waterworks, sewage facilities, irrigation system, rain-water drainage and power supplies.

Almost all of the sales in this segment are to municipalities. As there are many competitors in each market of our products, competitions in each business field are harsh.

This group has two plants in Japan and no overseas plant, because its mainstay activity is engineering on the sites.

Building Materials and Housing

The principal products of this group are cement-based roofing materials and siding materials. Other building materials include septic tanks. Building material products are used in private residential construction as well as in commercial, industrial and other buildings. They are sold through dealers and directly by the Company. The products in this group were manufactured at four plants in Japan. In fiscal 2004, these businesses were divided and transferred to the affiliated company which was jointly established with Matsushita Electric Works, Ltd. for the purpose of improving efficiency and productivity of these operations. The Company also develops and sells condominiums in Japan.

Other

This segment encompasses all the other businesses that don’t belong to the aforementioned four segments. This segment consists of primarily vending machines, weighing and measuring control systems, electronic-equipped machinery, air- conditioning equipment, and construction.

The products in this group are manufactured mainly at three plants in Japan, and the Company has a manufacturing subsidiary in Indonesia.

Overseas Activities

The Company’s overseas sales (which represent sales to unaffiliated customers outside Japan) in fiscal 2004, 2003, and 2002 amounted to ¥286,891 million ($2,706,519 thousand), ¥241,891 million and ¥212,616 million, respectively. The ratios of such overseas sales to consolidated net sales in 2004, 2003, and 2002 were 30.8%, 26.1% and 22.0%, respectively. The sales of the Company’s subsidiaries outside Japan in fiscal 2004, 2003, and 2002 amounted to \254,795 million ($2,403,726 thousand), ¥213,181 million and 192,677 million, respectively. Its ratio to consolidated net sales in fiscal 2004, 2003, and 2002 were 27.4%, 23.0% and 20.0%, respectively.

The Company has manufacturing subsidiaries in the U.S.A., Canada, Germany, China and Indonesia, and manufacturing affiliates in the U.S.A., Indonesia, Thailand and China, most of which are engaged in the manufacture of farm equipment and engines, or industrial castings. International sales subsidiaries are located in the U.S.A., Canada, France, the U.K., Germany, Spain, Australia, Singapore, China and South Korea. In addition, a representative office is maintained in Beijing, and liaison offices are located in Torrance (California : U.S.A.), Flowery Branch (Georgia : U.S.A.), Argenteuil (France), Dubai (U.A.E.), Bangkok (Thailand), and Selangor (Malaysia).

Seasonality of the Company’s Businesses

In such businesses as ductile iron pipes, valves, environmental engineering, and pumps, which rely upon national government or municipalities for most of their sales, there is a tendency that sales in the second half of the fiscal year are much larger than those in the first half. Because the fiscal years of the national government or municipalities generally end in March, execution of public budgets in the second half is liable to be much larger than in the first half of the fiscal year.

Raw Materials and Source of Supply

The Company purchases raw materials or parts from numerous sources. The major materials purchased are steel scrap, polyvinyl chloride resin, rolled steel coils, non-ferrous metals and alloys and pig iron. Some of the purchase prices of the major materials such as steel scrap fluctuate significantly by supply and demand conditions of the market. The Company has no difficulty in obtaining adequate supplies of all of its raw materials requirements.

Marketing Channels

Domestic sales of farm equipment, engines and construction machinery are made through wholesale-retail dealers, wholesalers and the National Federation of Agricultural Cooperative Associations. Overseas sales of those products are made through trading companies, local distributors and the Company’s overseas subsidiaries and affiliates.

A large portion of pipes, valves, environmental control plants, and a portion of industrial castings are sold to public-sector markets in Japan directly by the Company, as well as through dealers.

On the other hand, domestic sales of industrial machinery and part of industrial castings are made to private-sector markets through dealers and trading companies, directly to the end-users or, in the case of vending machines, to manufacturers of beverages or other products sold in vending machines. Overseas sales of those products are made directly by the Company or through trading companies, local distributors and the Company’s overseas subsidiaries and an affiliate.

Dependent Contract, License, Patent and Manufacturing Process

The Company has many contracts. Some of them, for example, are for technical cooperation with other manufacturers, or for financing from banks. These are relatively important to the Company, but the Company relies on no specific contracts.

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2004, the Company held 6,020 Japanese patent and utility model registrations, and 752 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2004, royalty income and expenses were ¥855 million ($8,066 thousand) and ¥327 million ($3,085 thousand), respectively, under such licensing arrangements.

Competition

The Company is the largest manufacturer of farm equipment in Japan based on market share. There are three other major Japanese manufacturers of farm equipment and engines for agricultural use, all of which offer a complete line of machinery and engines in competition with the Company. The Company believes that foreign manufacturers do not at present produce the kind of machinery or, in the case of farm tractors, the size of tractors suited to Japanese agriculture and that the Company has the advantages that accrue from an established production and distribution system. In overseas markets, the Company experiences strong competition from Japanese and foreign companies in the sale of farm equipment and engines.

In Japan, there are two other major manufacturers of ductile iron pipes, three other major manufacturers of spiral welded steel pipes and two other major manufacturers of plastic pipes according to internal research. While the import of pipes is subject to tariffs, the Company believes that even in the absence of tariffs, transportation costs would tend to discourage the import of pipes. In export markets for ductile iron pipes, the Company faces strong competition with foreign manufacturers. The Company also encounters strong competition with Japanese and foreign companies in all of its product lines.

Governmental Regulations

Businesses of the Company tend to be affected by the regulations or restrictions in the countries where the Company or its subsidiaries operate. Those are, for example, regulations concerning investments, tariffs, anti-monopoly, intellectual property, foreign exchange, and environment.

Domestic sales of farm equipment, which are the mainstay of the Company’s business, are prone to be influenced by Japanese agricultural policies. For example, policies that decrease rice prices or reduce rice paddy acreage will adversely influence the sales of farm equipment.

In overseas markets, restrictions on exhausted gas may affect the engines business of the Company.

C. Organization Structure

The group of Kubota Corporation consists of Kubota Corporation, 119 subsidiaries and 36 affiliates. Kubota Corporation plays a leading role in the group. The main subsidiaries are as follows;

		Percentage ownership (%)
Japan	Kubota Construction Co., Ltd.	100.0
	Kubota Credit Co., Ltd.	68.9
	Kubota Environmental Service Co., Ltd.	100.0
	Kubota Maison Co., Ltd.	100.0
U.S.A.	Kubota Tractor Corporation	90.0
	Kubota Credit Corporation, U.S.A.	100.0
	Kubota Manufacturing of America Corporation	100.0
	Kubota Engine America Corporation	90.0
Canada	Kubota Metal Corporation	100.0
Germany	Kubota Baumaschinen GmbH	100.0
France	Kubota Europe S.A.S.	73.8

D. Property, Plant and Equipment

The following table sets forth information with respect to Kubota’s principal manufacturing facilities:

Location	Land		Floor space		Principal products
	(Square meters)
	Owned	Leased	Owned	Leased
Amagasaki (Hyogo)	490,408	48,245	167,855	1,063	Ductile iron pipes, Filament winding pipes, Rolls for steel mills
Funabashi (Chiba)	564,388	8,085	145,090	5,384	Ductile iron pipes, Spiral welded steel pipes
Sakai (Osaka)	115,670	123	66,060	1,314	Plastic pipes
Odawara (Kanagawa)	128,327	22,863	86,745	6,233	Plastic pipes
Osaka (Osaka)	89,755	825	56,818	—	Cast iron products
Sakai (Osaka)	433,297	11,416	145,260	38,428	Farm equipment, Diesel engines
Utsunomiya (Tochigi)	213,409	—	77,031	56	Farm equipment, Air-conditioning equipment
Tsukuba (Ibaraki)	334,496	4,041	117,139	7,402	Farm equipment, Diesel engines
Sakai (Osaka)	159,956	—	48,862	—	Diesel engines
Hirakata (Osaka)	306,079	—	155,993	1,383	Construction machinery, Cast steel products, Pumps, Valves
Koka (Shiga)	221,818	3,180	80,632	746	Septic tanks
Yao (Osaka)	39,930	—	29,580	—	Electronic machinery, Pulverizing equipment
Ryugasaki (Ibaraki)	84,795	—	30,820	—	Vending machines
Georgia (U.S.A.)	611,000	—	57,876	—	Lawn and garden tractors, Implements for tractors
Zweibrücken (Germany)	70,000	—	10,877	3,850	Mini-excavators

The Company considers its principal manufacturing facilities to be well maintained and suitable for the purpose for which they are employed and believes that its plant capacity is adequate for its current and near-term needs.

In addition, the Company owns 1,886,632 square meters of land (301,821 square meters of floor space) in Japan, used for the head office, branches, business offices and research facilities, and leases 4,302 square meters of land (76,687 square meters of floor space) used for sales offices, warehousing, employee housing and other purposes.

The Company plans its capital expenditures considering future business demand and cash flows. At the end of fiscal 2004, the Company has planned to invest approximately ¥21.4 billion in fiscal 2005. The Company intends to fund the investment basically from cash and cash equivalents, and also utilize available borrowings from financial institutions.

New Construction

No material new construction is planned.

Expansion

No material expansion is planned.

Reforming

No material reforming is planned.

Disposition

No material disposition is planned.

Item 5.	Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

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

The following critical accounting policies that affect financial condition and operations require management to make significant estimates and assumptions:

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

2) Impairment of Investments

The Company classifies all its debt securities and marketable equity securities as available-for-sale. When a decline in the value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates market conditions, trends of earnings, the extent to which cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities, and other key measures. If equity markets decline or operating results of the issuer of the security become worse, additional impairment losses may be required in the future.

3) Allowance for Doubtful Receivables

The Company evaluates the collectibility of the notes and accounts receivable, with the estimate based on various judgments, including the customers’ financial conditions, historical experience, and the current economic circumstances. If the customers’ financial conditions or current economic circumstances become worse, additional allowances may be required in the future.

4) Deferred Tax Assets

The Company recognizes deferred tax assets with a valuation allowance to adjust the carrying amount when it is more likely than not that the deferred tax assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and tax planning strategies. If future taxable income is lower than expected due to a change in economic circumstances and poor operating results, significant adjustments to deferred tax assets may be required.

5) Impairment of Long-Lived Assets

When events and circumstances indicate that the carrying amounts of long-lived assets to be held and used may not be recoverable and the carrying amounts of those assets exceed the undiscounted future cash flows, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined primarily using anticipated future cash flows discounted at a rate commensurate with the risk involved. If estimates of future cash flows fall below management’s projection due to an unexpected change in economic circumstances, additional impairment may be required.

6) Retirement and Pension Plans

Benefit obligations and periodic benefit cost are valued based on assumptions used by actuaries in calculating such amounts. These assumptions include the discount rate, retirement rate, rate of compensation increase, mortality rate, expected rate of return on plan assets, and other factors. These assumptions are based upon current statistical data and are reviewed every fiscal year. Differences in actual experience or changes in assumptions may affect the benefit obligations and future periodic benefit cost.

The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the participants’ remaining service period (approximately 15 years). Significant unrecognized actuarial gains or losses may have a material effect on periodic benefit cost in the next fiscal year.

To determine the discount rate, the Company considers current market interest rates. To reflect declining current market interest rates, the Company reduced the discount rate from 3.0% to 2.5% as of March 31, 2003. In fiscal 2003, this change increased the projected benefit obligations by approximately ¥21.9 billion. A further decrease of 50 basis points in the discount rate would increase the benefit obligations as of March 31, 2004 by approximately ¥23.8 billion ($225 million).

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years and the current and expected components of plan assets, and anticipated market trends. Plan assets are managed by asset management companies, trust banks, and insurance companies, and are invested primarily in fixed income and equity securities of Japanese and foreign issuers. The Company anticipates that investment managers will continue to generate long-term returns of at least 3.5%, based on an asset allocation assumption of 45% on fixed income securities, with an expected rate of return of 1.1%, and 55% on equity securities, with an expected rate of return of 5.5%. The Company believes that 3.5% is a reasonable long-term rate of return despite an actual return on plan assets in the past 10 years of 2.2%, as significant losses on plan assets were incurred from fiscal 2001 to fiscal 2003, caused by the market downturn. A decrease of 50 basis points in the expected rate of return on plan assets would result in an increase of periodic benefit cost in fiscal 2005 of approximately ¥0.5 billion ($5 million).

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

The Company plans to submit another application for the transfer of the substitutional portion related to past services to the Japanese government. After the applications are approved by the government, the remaining benefit obligation of the substitutional portion as well as the related government-specified portion of the plan assets of the contributory defined benefit pension plan will be transferred to the government. The Company will account for the transaction in accordance with EITF No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. The effect of the transfer on the Company’s consolidated financial statements has not yet been determined.

The Board of Corporate Auditors and the Company’s senior management had proactive discussions about these critical accounting policies, and they agreed that estimates and assumptions were appropriate in light of the current and expected market conditions, the Company’s businesses, and numerous other factors.

A. Operating Results

(The fiscal year ended March 31, 2004 compared with the fiscal year ended March 31, 2003)

General Economic Conditions

During the year ended March 31, 2004, the Japanese economic recovery continued at a gradual pace, supported by steady growth in private capital expenditure and exports. However, public investment remained weak, resulting in harsh business conditions for the Company. Overseas, in the United States, brisk private consumption continued, housing investment remained favorable, private capital expenditures expanded, and signs of an economic upturn prevailed.

While the domestic market for Internal Combustion Engine and Machinery showed slight improvement, the overseas market, especially the small size tractor market in the United States, was brisk due to increased private consumption and lower interest rates. As for the public works related market, the total amount of orders and order prices remained sluggish due to the reduction of public works spending. The demand for ductile iron pipes, one of the mainstays in the public works related market, showed no signs of increase, although the pace of decrease declined.

Sales

Under such conditions, net sales of the Company during the year under review were ¥930.2 billion ($8,776 million), a 0.4% increase from the prior year. Domestic sales were ¥643.3 billion ($6,069 million), a 6.0% decrease from the prior year, resulting principally from persistently sluggish sales of public works related products, the sale of Kubota Lease Corporation, and the business transfer of the roofing and siding materials operations to a newly formed affiliate (the Company has applied the equity method of accounting to the affiliated company). Overseas sales were ¥286.9 billion ($2,707 million), an 18.6% increase from the prior year, mainly due to the strong sales of tractors in North America and brisk export of ductile iron pipes to Middle Eastern countries. As the increase in overseas sales exceeded the decrease in domestic sales, net sales increased. The percentage of overseas sales to net sales was 30.8%, 4.7 percentage points higher than the prior year.

Sales by industry segment

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery totaled ¥501.5 billion, an increase of 12.9% from the prior year, comprising 53.9% of consolidated net sales. Domestic sales were ¥243.0 billion, an increase of 7.7%, and overseas sales were ¥258.5 billion, an increase of 18.3% from the prior year. This segment consists of “farm equipment and engines” and “construction machinery.”

(1) Sales of farm equipment and engines were ¥450.7 billion, an increase of 12.9% from the prior year. Domestic sales were ¥219.8 billion, an increase of 7.6%, and overseas sales were ¥231.0 billion, an increase of 18.3% from the prior year. In domestic markets, the Company has aggressively conducted sales promotion campaigns to introduce new models of farm equipment with improved performance and price-competitiveness and thus stimulated the market and increased its market share. As a result, sales of farm equipment increased from the prior year. In overseas markets, sales of tractors in North America had a significant increase resulting from sales campaigns, including a “zero-percent promotional interest rate” offered by the Company’s retail finance subsidiary, and the introduction of new models, such as full model changes of the L-series tractors. In the Asian market, sales of farm equipment grew favorably, especially in China and South Korea.

Sales of engines increased 4.4% from the prior year. Domestic sales increased 0.7%, and overseas sales also increased 5.0%, owing principally to growing sales to original equipment manufacturers in EU markets as well as in the U.S. markets.

(2) Sales of construction machinery were ¥50.8 billion, an increase of 13.4% from the prior year. Domestic sales were ¥23.2 billion, an increase of 8.8%, and overseas sales were ¥27.6 billion, an increase of 17.6% from the prior year. While demand for construction machinery in the Japanese market recovered, the Company made successful marketing efforts aimed at major rental companies, resulting in a sales increase. Overseas, while demand in EU markets was recovering and demand in North America was strong, the Company achieved sales increases by introducing new models and executing effective sales campaigns.

2) Pipes, Valves, and Industrial Castings

Sales in Pipes, Valves, and Industrial Castings totaled ¥175.2 billion, a decrease of 1.2% from the prior year, comprising 18.8% of consolidated net sales. Domestic sales were ¥152.5 billion, a decrease of 4.1%, and overseas sales were ¥22.7 billion, an increase of 24.6% from the prior year. This segment consists of “pipes and valves” and “industrial castings.”

(1) Sales of pipes and valves were ¥143.8 billion, a decrease of 1.2% from the prior year. Domestic sales were ¥130.7 billion, a decrease of 3.6%, and overseas sales were ¥13.1 billion, an increase of 30.1% from the prior year. While domestic sales of ductile iron pipes decreased slightly from the prior year, domestic sales of PVC pipes remained at the same level in spite of a reduction in public works spending and the financial difficulties of local governments. However, sales of spiral-welded steel pipes and valves declined significantly, and thus total domestic sales of this sub-segment decreased. Overseas sales surged as a result of the brisk export of ductile iron pipes to Middle Eastern countries.

(2) Sales of industrial castings were ¥31.4 billion, a decrease of 0.8% from the prior year. Domestic sales were ¥21.8 billion, a decrease of 7.2%, and overseas sales were ¥9.6 billion, an increase of 17.7% from the prior year. Domestic sales declined mainly due to the weak demand for ductile tunnel segments in construction markets, although the demand in steel industries recovered. Overseas sales increased due to the rising demand for reformer tubes in petrochemical industries.

3) Environmental Engineering

Sales in Environmental Engineering totaled ¥115.7 billion, a decrease of 15.1% from the prior year, comprising 12.4% of consolidated net sales. Domestic sales were ¥112.4 billion, a decrease of 16.5%, and overseas sales were ¥3.3 billion, an increase of 79.6% from the prior year. This segment consists of environmental control plants and pumps.

Due to prolonged sluggish public works spending and fierce competition, domestic sales fell in the Solid Waste Engineering, Water Environment Engineering, and Pumps divisions. Sales in the Solid Waste Engineering division decreased due to a downturn in demand for rebuilding incinerators to prevent dioxin emissions and as a result of the very low number of orders received during the prior fiscal year. Sales in the Water and Sewage Engineering division increased due to the high level of orders received in the prior year. Overseas sales increased due to the growing export of pumps to the African and Southeast Asian markets.

4) Building Materials and Housing

Sales in Building Materials and Housing were ¥51.8 billion, a decrease of 19.5% from the prior year, comprising 5.6% of consolidated net sales. This segment consists mainly of building materials (roofing materials, siding materials, and septic tanks) and sales of condominiums.

(1) Sales of building materials were ¥42.7 billion, a decrease of 25.5% from the prior year. On December 1, 2003, Matsushita Electric Works, Ltd. (MEW), and the Company established and held a 50% ownership in Kubota Matsushitadenko Exterior Works, Ltd. (hereinafter KMEW), the joint operation entity, into which the Company transferred its roofing and siding materials business. The Company has applied the equity method of accounting to KMEW, due to its 50% ownership in the entity, and has excluded the sales of roofing and siding materials during the period from December 1, 2003, through March 31, 2004, from its consolidated operations. Accordingly, sales of building materials fell sharply. Sales of septic tanks remained at the same level as in the prior year, owing to the focus of marketing efforts on the expansion of market share.

(2) Sales of condominiums were ¥9.1 billion, an increase of 29.7% from the prior year. Sales of condominiums surged from the prior year due to the completion of large orders during the year under review.

5) Other

Sales in Other were ¥86.0 billion, a decrease of 17.4% from the prior year, comprising 9.3% of consolidated net sales. Domestic sales were ¥83.7 billion, a decrease of 17.1%, and overseas sales were ¥2.3 billion, a decrease of 27.2% from the prior year. This segment consists of vending machines, weighing and measuring control systems, electronic-equipped machinery, air-conditioning equipment, construction, and other items.

The decrease was mainly due to the sale of Kubota Lease Corporation at the beginning of the year which had sales of ¥13.4 billion in the prior year. Although sales of electronic-equipped machinery increased due to a recovery in private sector capital expenditures, sales of vending machines decreased, due to increasing price competition. Sales of construction also decreased, mainly due to the reduction in public works spending.

Operating Income

Operating income decreased 26.2% from the prior year, to ¥21.8 billion ($206 million), and as a percentage of net sales decreased to 2.3%, 0.9% lower than the prior year. The decrease was mainly due to a significant increase in pension costs in fiscal 2004 (an increase of ¥43.4 billion) and expenses resulting mainly from the reorganization of the building materials business (¥4.8 billion). The increase in pension costs resulted from the unfavorable stock market conditions in Japan, which caused a significant loss on plan assets in the prior year. Accordingly, the Company amortized a large amount of unrecognized actuarial loss during fiscal 2004. Additionally, the Company reduced the discount rate used in pension plans from 3.0% to 2.5% as of March 31, 2003, resulting in an increase in benefit obligations. The expenses from the reorganization of the building materials business include a loss resulting from the disposal of certain fixed assets related to the roofing and siding materials business.

Operating income or loss in each industry segment

Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥54.0 billion ($510 million), a 4.7% decrease; Pipes, Valves, and Industrial Castings, operating loss of ¥5.7 billion ($54 million), as compared to operating income of ¥1.9 billion in the prior year; Environmental Engineering, operating income of ¥0.1 billion ($1 million), a 98.5% decrease; Building Materials and Housing, operating loss of ¥6.4 billion ($60 million), as compared to operating income of ¥32 million in the prior year; and Other, operating loss of ¥1.4 billion ($13 million), a 91.7% improvement over the prior year.

Profitability in Internal Combustion Engine and Machinery benefited from the brisk sales of lawn mowers, compact and utility tractors in the U.S. market, due to lower interest rates, and strong housing construction, which was consistent with the prior year. However, this benefit was offset by the increase in pension costs and, in the end, operating income declined from the prior year. Profitability in Pipes, Valves, and Industrial Castings benefited from rigorous cost controls and the increased efficiency of the manufacturing process production system. However, these benefits were offset by the surge in the prices of raw materials and the increase in pension costs. In Environmental Engineering, profitability deteriorated because of lower sales to local governments. Building Materials and Housing recorded an operating loss of ¥6.4 billion ($60 million), reflecting various expenses from the reorganization of the building materials business amounting to approximately ¥4.7 billion ($44 million).

Cost of Sales

The cost of sales increased 0.9% from the prior year, to ¥701.7 billion ($6,620 million). The cost of sales as a percentage of net sales increased 0.3%, to 75.4%. In spite of a favorable product mix and continuous cost reduction efforts, the increase in pension costs (an increase of ¥28.2 billion) increased the ratio of cost of sales to sales.

Selling, General, and Administrative Expenses

Selling, general, and administrative (SG&A) expenses increased 10.2% from the prior year, to ¥199.8 billion ($1,885 million). The ratio of SG&A expenses to net sales increased 1.9 percentage points, to 21.5%. The Company continued to reduce SG&A expenses by reducing staff at the corporate headquarters. These efforts were successful and achieved the goal of reduced costs. However, the surge in pension costs (an increase of ¥15.2 billion) resulted in an overall increase in total SG&A expenses.

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets dropped 64.8%, to ¥6.9 billion ($65 million). This improvement was due to an impairment loss recorded in the prior year related to a golf course owned by a subsidiary.

Other Income (Expenses)

Other income, net, was ¥5.2 billion ($50 million), an increase of ¥28.7 billion from the prior year. The valuation losses on short-term and other investments decreased ¥23.7 billion from the prior year, to ¥1.1 billion ($10 million), and the gain on sales of securities increased by ¥3.2 billion. Interest expense was ¥4.3 billion ($40 million) and has been decreasing over the past five consecutive years due to the reduction of interest-bearing debt.

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Due to the factors above, income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies increased 340.2%, to ¥27.1 billion ($256 million).

Income Taxes

Income taxes increased 11.4% from the prior year, to ¥13.7 billion ($129 million). The effective tax rate decreased 149.1 percentage points, to 50.6%. The primary reason for the decrease was the non-deductibility of the impairment loss on the golf course in the prior year. The loss was accounted for without recording a related deferred tax asset because it was uncertain whether the subsidiary would achieve profitability to allow for the utilization of the deferred tax asset in the future. Income tax-current was ¥29.3 billion ($276 million), an increase of ¥7.7 billion, and income tax-deferred (benefit) increased ¥6.3 billion, to ¥15.6 billion ($147 million).

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥0.4 billion, to ¥2.5 billion ($23 million). Equity in net income of affiliated companies increased ¥0.5 billion from the prior year, to ¥0.8 billion ($7 million).

Net Income (Loss)

Due to the aforementioned factors, net income was ¥11.7 billion ($110 million), compared with a loss of ¥8.0 billion in the prior year. Return on shareholders’ equity improved 5.6%, to 3.3%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥44 ($0.42), as compared to a loss per ADS of ¥29 in the prior year. The number of shares of treasury stock held by the Company was 69.6 million as of March 31, 2004, and these shares were excluded from the calculation of net income per ADS.

Dividends

The Company’s basic policy for the allocation of profit is to maintain or raise dividends. To this end, the Company determines the most appropriate use of retained earnings by considering current business operations as well as the future business environment. A year-end cash dividend per ADS at the rate of ¥15 ($0.14) was approved at the general meeting of shareholders, held on June 25, 2004. The Company also paid a ¥15 ($0.14) per ADS interim dividend to each shareholder. Accordingly, the annual cash dividends per ADS were ¥30 ($0.28).

Comprehensive Income

Comprehensive income was ¥85.9 billion ($810 million), ¥142.1 billion improvement from the prior year. This increase was due to the improvement in net income of ¥19.7 billion, an increase in unrealized gains on securities of ¥55.0 billion, and a ¥68.0 billion adjustment to reduce the minimum pension liability from the prior year.

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

Sales

Under such conditions, net sales were ¥926.1 billion, a decrease of 4.1% from the prior year. Domestic sales were ¥684.2 billion, down 9.2%, largely due to the divestiture of the prefabricated housing business, of which sales during the prior year were ¥41.1 billion, and reduced sales for public works projects. Overseas sales were ¥241.9 billion, up 13.8%, largely due to the favorable sales by the tractor business in North America. Overseas sales included currency translation effects due to the depreciation of the yen in relation to the U.S. dollar and the Euro, which had a positive impact on foreign currency-denominated revenue from the overseas subsidiaries when translated into yen. The percentage of overseas sales to total net sales was 26.1%, 4.1 percentage points higher than the prior year.

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

In domestic markets, while demand for farm equipment was lackluster reflecting unfavorable crop prices and reductions in rice acreage, the Company has aggressively conducted a sales promotion campaign together with introducing new models of tractors, combine harvesters and rice transplanters with improved performance and price competitiveness.

In overseas markets, sales of tractors in North America had a significant increase resulting from the sales campaign and introduction of new models. The BX Series sub-compact tractors and M Series Utility Tractors recorded favorable sales. The newly introduced ZD zero turn mowers also recorded strong sales. These are the main products of Kubota Tractor Corporation, therefore, net sales of Kubota Tractor Corporation in the U.S. increased 7.1% from the prior year. The Company has made an additional investment in its Georgia facilities for the expansion of assembly lines and warehouses, and also established “Turf-Care Technology & Marketing Center”. In the EU markets, sales of tractors increased from the prior year, even though the economic conditions were not favorable there. In China, sales of combine harvesters were almost 90% higher than in the prior year due to the favorable acceptance by professionals who engage in the business of cropping

Sales of engines increased 8.1% from the prior year. Domestic sales declined 4.3% from the prior year, influenced by the sluggish sales to manufacturers of construction and industrial machinery. On the other hand, overseas sales rose by 10.3%, owing principally to the growing sales to original equipment manufacturers both in EU and U.S. markets.

(2) Sales of construction machinery were ¥44.8 billion, an increase of 17.5% from the prior year. Domestic sales were ¥21.3 billion, an increase of 6.2%. Total demand for construction machinery in the Japanese market decreased, however, the Company expanded its market-share through continuous introductions of new models. Overseas sales were ¥23.5 billion, an increase of 30.1%. While demands in EU markets were weak, the increase in market-share allowed the Company to achieve the sales increase. In North America, the introduction of new models was very successful, which also helped the sales increase.

2) Pipes, Valves & Industrial Castings

Sales in Pipes, Valves & Industrial Castings were ¥177.2 billion, 4.0% lower than the prior year, comprising 19.1% of consolidated net sales. Domestic sales decreased 8.3%, to ¥159.0 billion. Overseas sales increased 63.8%, to ¥18.2 billion. This segment consists of “pipes and valves” and “industrial castings”.

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

(2) Sales of condominiums fell 87.1% to ¥7.0 billion. The Company withdrew from the prefabricated housing business, which had been a mainstay of this segment, and represented ¥41.1 billion of sales in the prior year. Consequently, sales of this segment declined significantly. The Company received more contracts for sales of condominiums than the prior year but the number of condominiums sold was less than the prior year.

5) Other

Other sales were ¥104.0 billion, 3.0% lower than the prior year, representing 11.2% of consolidated net sales. Domestic sales declined 4.6%, to ¥100.9 billion. Overseas sales climbed 107.8%, to ¥3.1 billion. This segment consists primarily of vending machines, electronic-equipped machinery, air-condition equipment, and construction.

Despite the reduction of the public works spending, domestic sales remained at the same level as the prior year. Sales of vending machines and electronic equipped machinery were reduced by the feeble capital expenditures in the private sector. Construction in South-east Asian countries increased, which led to the overseas sales increase.

Operating Income

Consolidated operating income decreased 14.0% from the prior year, to ¥29.6 billion, and as a percentage of net sales, decreased to 3.2%, down 0.4 percentage point from the prior year. This decrease was mainly due to such factors as the ¥16.8 billion impairment loss on a golf course operated by a subsidiary and ¥4.6 billion in payments associated with the voluntary early retirement program during the year under review.

Operating Income or Loss by Industry Segment (Before elimination of the inter-segment profits and corporate expenses)

Operating income in each industry segment (before elimination of the inter-segment profits and corporate expenses) was: Internal Combustion Engine and Machinery, ¥56.7 billion, an 18.7% rise; Pipes, Valves, and Industrial Castings, ¥1.9 billion, an 82.8% fall; Environmental Engineering, ¥9.0 billion, a 14.3% rise; Building Materials and Housing, ¥0.03 billion, and Other, operating loss of ¥17.1 billion.

Sales of lawn mowers, compact & utility tractors in the U.S. market remained brisk in fiscal 2003, due to strong consumer spending and housing construction in the U.S.A., which was consistent with last year. Profitability in Pipes and Valves declined owing to stagnant demand in Japan caused primarily by a reduction in public spending, private capital investment and local governments’ financial difficulties. Regarding the business of industrial casting, reduced demand and rising purchase prices of raw materials deteriorated its profitability. In Environmental Engineering, the Company implemented the rigorous cost cutting and such cost cutting led to the boosting profitability. Building Materials and Housing regained profitability after the restructuring of the prefabricated housing business. An operating loss of ¥17.1 billion in Other segment included an impairment loss of ¥16.8 billion related to a golf course owned and operated by a subsidiary. As a result of the significant deterioration of the golf business, the Company evaluated the recoverability of related assets and recognized the impairment loss. The fair value of the golf course was determined by the discounting of anticipated cash flows.

Cost of Sales

The cost of sales decreased 4.7% compared with the prior year, to ¥695.6 billion. The cost of sales as a percentage of net sales decreased 0.5%, to 75.1%, due mainly to the favorable product mix with continuous cost reduction efforts.

Selling, General and Administrative Expenses

Selling, general, and administrative (SG&A) expenses declined 3.9% compared to the prior year, in spite of absorbing the effect in the current year of the increase due to the inclusion of the majority portion of the ¥4.6 billion payment of the voluntary early retirement program, to ¥181.4 billion. As in the prior year, this decline was attributed to the reduction in corporate office costs. The Company has reevaluated the missions and roles of its head office’s support and administrative departments and proceeded to streamline those departments. As of April 1, 2002, there were 19 such departments with staff of 677, and the number of departments and staff had been reduced to 14 and 355, respectively as of April 1, 2003.

Other Operating Cost

Loss from disposal and impairment of businesses and fixed assets was ¥19.6 billion, an increase of ¥6.8 billion. This loss was primarily the result of the aforementioned impairment loss related to a golf course owned by a subsidiary.

Research & Development Expenses

Research & Development (R&D) expenses were ¥26.4 billion. As a percentage of net sales, R&D expenses decreased by 0.2%, to 2.9%. R&D expenses were primarily related to the improvement of combine harvesters, development of new models of tractors and compact-sized generators as well as to improvements in roofing materials and roofing-system fixed photovoltaic shingles incorporating amorphous solar batteries.

Other Income (Expenses)

Other expenses, net, were ¥23.5 billion, an increase of ¥17.7 billion compared with the prior year. Interest expenses have been decreasing over the past four consecutive years due to the reduction of interest-bearing debt. The interest-bearing debt amounted to ¥429.6 billion as of March 31, 2000, and had been reduced to ¥327.4 billion as of March 31, 2003. However, valuation losses on short-term and other investments increased from ¥9.2 billion to ¥24.8 billion, mainly due to the sharp fall of the stock prices of Japanese financial institutions whose stocks the Company owns.

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Equity in Net Income (Loss) of Affiliated Companies, and Cumulative Effect of an Accounting Change

Due to the factors above, income before income taxes, minority interests in earnings of subsidiaries, equity in net income (loss) of affiliated companies, and cumulative effect of an accounting change decreased ¥22.5 billion, to ¥6.2 billion.

Income Taxes

Income taxes decreased ¥5.0 billion compared with the prior year, to ¥12.3 billion. However, the effective tax rate increased 139.3 percentage points, to 199.7%. Income tax-current was ¥21.5 billion, a decrease of ¥1.4 billion, and income tax-deferred increased by ¥3.7 billion, to ¥9.2 billion. The primary reasons for the increase in the effective tax rate were the non-deductibility of the impairment loss on the golf course and the increase in the valuation allowance for deferred tax assets. The ¥16.8 billion impairment loss on a golf course operated by a subsidiary was accounted for without recording a related deferred tax asset because the subsidiary recorded a net loss in the current year, and the ability to recover the deferred tax asset from the subsidiary’s taxable income in the future is uncertain.

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥0.4 billion, to ¥2.1 billion. Equity in net income of affiliated companies was ¥0.2 billion, compared with a loss of ¥0.2 billion in the previous year.

Net Loss

Net loss totaled ¥8.0 billion, compared with income of ¥9.5 billion in the previous fiscal year.

Return on Shareholders’ Equity

Due to the net loss in the year under review, the return on shareholders’ equity was negative 2.3% while in the prior year, return on shareholders’ equity was positive 2.3%.

Earnings per ADS

Basic net loss per ADS (five common shares) was ¥29, as compared to basic net income per ADS of ¥34 in the prior year. This is also due to the net loss in the year under review.

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

B. Liquidity and Capital Resources

Finance and Liquidity Management

The Company’s financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents, other current assets, cash flows provided by operating activities, and borrowing, the Company is in a position to fully finance the expansion of its business, R&D, and capital expenditures for current and future business projects. The specific methods of obtaining financing available to the Company are borrowing from financial institutions, the securitization of trade notes and accounts receivables, establishing committed lines of credit, and the issuance of commercial papers.

Annual interest rates of short-term borrowings from financial institutions ranged primarily from 0.29% to 1.68% at March 31, 2004. The weighted average interest rate on such short-term borrowings was 0.90%. As for long-term debt, interest rates were primarily fixed and the weighted average interest rate on such long-term debt at March 31, 2004 was 1.4%.

In North America, the Company maintains an accounts receivable securitization program of trade receivables and finance receivables. The Company may sell both trade and finance receivables through independent revolving-period securitization trusts. Accounts receivable sold under the securitization program are excluded from receivables in the Company’s consolidated balance sheet. The Company sold trade receivables, net of loss reserves of ¥1,056 million ($9,962 thousand) at March 31, 2004, totaling ¥69,218 million ($653,000 thousand), during the year ended March 31, 2004. The Company also sold finance receivables, net of loss reserves of ¥479 million ($4,519 thousand) at March 31, 2004, totaling ¥50,338 million ($474,887 thousand), during the year ended March 31, 2004.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥30.0 billion ($283 million) with some Japanese banks. However, the Company currently does not use these lines as it is focused on the reduction of interest-bearing debt. In the United States, Europe, and Asia, the Company maintains adequate uncommitted lines of credit with financial institutions. The Company also maintains a commercial paper program allowing for the issuance of commercial papers of up to ¥100.0 billion ($943 million).

The Company utilizes Group financing. With Group financing, the Company is centralizing and pursuing the efficiency of cash management domestically through the Kubota Cash Management System, under which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded, as necessary.

Considering the financing resources mentioned above, the Company believes it will have no difficulty in securing adequate financing resources to fund its operations and investment.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company is reducing its interest-bearing debt(*) and taking advantage of positive cash flows provided by operations. The Company set a target to reduce its debt to ¥300.0 billion at the end of March 2004. At the end of March 2004, the amount of interest-bearing debt was ¥266.7 billion ($2,516 million), which was under the target. Of the ¥266.7 billion, ¥218.6 billion was borrowed from financial institutions, and the remaining ¥48.1 billion consisted of corporate bonds.

The Company intends to continue further reduction of its interest-bearing debt focusing on debt excluding the effects of reduced cash flow caused by its sales financing program. The Company is providing comprehensive sales financing to support machinery sales in the United States and Japan. The additional debt carried on its books to fund these programs is excluded when determining targets. Accordingly, the Company has set a target of reducing debt from ¥183.9 billion at the end of March 2004 to ¥140.0 billion, excluding the debt related to sales financing programs in the United States and Japan by the end of March 2006.

The amount of working capital increased ¥53.7 billion, to ¥266.7 billion ($2,516 million), from the prior year. Additionally, the ratio of current assets to current liabilities increased 19.9%, to 164.3%. The Company has kept this ratio at a level of more than 140% for three consecutive years. The ratio in the year under review represents a significant improvement due to the reduction of interest-bearing debt. There is some seasonality to the Company’s liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments are collected during April through June every year.

All things considered, the Company believes that it can support its current and anticipated capital and operating expenditures for the foreseeable future.

The currency in which the Company has its debt is mainly Japanese yen. There are no restrictions regarding the manner in which the funds may be used.

(*) Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Long-term debt

Ratings

The Company has obtained a credit rating from Rating and Investment Information, Inc. (R&I), a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company’s current rating is A+ as of March 2004 and its outlook is stable. The Company’s favorable credit rating provides it access to capital markets and investors.

Assets, Liabilities, and Shareholders’ Equity

1) Assets

Total assets at fiscal year-end amounted to ¥1,124.2 billion ($10,606 million), ¥14.8 billion less than at the prior year-end. Cash and cash equivalents increased ¥13.9 billion, to ¥81.2 billion ($766 million). Notes and accounts receivable decreased ¥28.3 billion, to ¥392.1 billion ($3,699 million) due to a decrease in shipments to the Japanese government and other local governments in Japan. Shipments to the government agencies generally occur during the period from January through March, resulting in an increase in receivables. However, at the year-end under review, the total amounts of such shipments were comparatively small. Accordingly, receivables decreased from the prior year.

Inventories decreased ¥8.3 billion, to ¥143.0 billion ($1,349 million) in accordance with the Company’s financial policy of streamlining its balance sheet. As a result, inventory turnover was 6.3 times for the year, 0.3 point higher than at the prior year-end. Total current assets were ¥681.4 billion ($6,428 million), a decrease of ¥10.9 billion.

Investments increased ¥69.4 billion, to ¥161.5 billion ($1,523 million), reflecting a ¥73.5 billion rise in unrealized gains on securities.

Property, plant and equipment decreased ¥29.8 billion, to ¥222.7 billion ($2,101 million). Capital expenditures were ¥21.4 billion ($202 million), a decrease of ¥14.4 billion. The Company managed the amount of capital expenditures so that it would not exceed the amount of depreciation and amortization. The amount of depreciation expense was ¥27.3 billion ($257 million), ¥11.2 billion less than the prior year. The decrease in property, plant, and equipment was due to the sale of the leasing subsidiary, Kubota Lease Corporation, as well as the transfer of fixed assets related to our building materials business.

Other assets were ¥58.6 billion ($553 million), a decrease of ¥43.4 billion. This fluctuation was mainly due to the decrease in deferred tax assets as a result of the increase in unrealized gains on securities.

2) Liabilities

Total liabilities amounted to ¥717.5 billion ($6,769 million), a decrease of ¥92.8 billion from the prior year-end. Short-term borrowings decreased ¥9.6 billion, to ¥86.0 billion ($811 million), and the current portion of long-term debt decreased ¥40.0 billion, to ¥35.9 billion ($338 million). This decrease was due to the repayment of the bonds.

Trade notes and accounts payable were ¥193.7 billion ($1,827 million), a decrease of ¥12.1 billion. The principal reason for this decrease was the reduction in orders from the Japanese government and other local governments in Japan and the related decrease in inventory purchases. As a result, total current liabilities decreased ¥64.7 billion, to ¥414.7 billion ($3,912 million).

Long-term liabilities decreased ¥28.1 billion, to ¥302.8 billion ($2,857 million). Accrued retirement and pension costs decreased ¥16.1 billion, to ¥143.7 billion ($1,355 million). This decrease reflected the increase in plan assets attributed to higher stock prices.

3) Minority Interests

Minority interests increased ¥2.4 billion, to ¥15.6 billion ($148 million), due to an increase in the number of subsidiaries that are not 100% owned.

4) Shareholders’ Equity

Total shareholders’ equity increased ¥75.6 billion, to ¥391.1 billion ($3,689 million). This increase resulted primarily from a ¥74.2 billion improvement in accumulated other comprehensive income (loss). The ratio of shareholders’ equity to total assets improved 7.1 percentage points, to 34.8%. This increase was owing to the growth in shareholders’ equity as well as the reduction of interest-bearing debt(*1).

The increase in accumulated other comprehensive income was mainly due to a ¥37.6 billion minimum pension liability adjustment resulting from the price increase of securities and a ¥43.4 billion increase in unrealized gains of securities, partially offset by the foreign currency translation adjustments.

In order to reduce the number of outstanding shares and create more value for shareholders, the Company commenced a program for the purchase of shares of treasury stock in December 2001. The cumulative amount of purchases at March 31, 2004, ¥24.1 billion, was deducted from shareholders’ equity, and the number of shares of treasury stock held as of March 31, 2004 was 69.6 million, or 4.9% of total shares issued. For these purchases, the Company used net cash provided by operating activities. As of June 30, 2004, the Company retired 69.0 million shares of treasury stock.

Next fiscal year, the Company plans to continue the purchase of shares of treasury stock. From June 25, 2004, pursuant to the amendment of our articles of incorporation based on the Commercial Code of Japan, the purchase of shares of treasury stock can be authorized at the Board of Directors’ Meetings instead of requiring a shareholders’ meeting. Accordingly, the Company will now have more flexibility to purchase and retire shares of treasury stock.

The debt-to-equity ratio(*2) was 68.2%, down 35.6 percentage points from the prior year, due to the reduction of interest-bearing debt in accordance with the Company’s financial policy and growth in shareholders’ equity due to the factors discussed above.

(*1) Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Long-term debt

(*2) Debt-to-equity ratio = interest-bearing debt / shareholders’ equity

Cash Flows

Net cash provided by operating activities during the year under review was ¥75.7 billion ($714 million), an increase of ¥11.4 billion from the prior year. The Company recorded net income of ¥11.7 billion, which was relatively low due to the increase in pension costs related to the recognition of actuarial losses which did not require the use of cash. Moreover, both the sale of its leasing business and the transfer of its building materials business during the year under review resulted in material changes in certain account balances, including depreciation, receivables, and payables. However, such changes did not materially affect the Company’s cash position. The increase in net cash provided by operating activities was mainly due to the favorable performance of business operations, especially in the Internal Combustion Engine and Machinery segment.

Net cash used in investing activities was ¥6.5 billion ($61 million), a decrease of ¥21.1 billion from the prior year. Purchases of fixed assets decreased as a result of a concerted effort to reduce capital expenditures and the sale of the leasing business. Increases in proceeds from sales of investments and the proceeds from sale of real estate contributed to the reduction of net cash used in investing activities as compared to the prior year.

Net cash used in financing activities was ¥55.1 billion ($520 million), an increase of ¥25.1 billion from the prior year. The Company used net cash provided by operating activities for repayment of interest-bearing debt. The Company spent ¥44.5 billion on the net repayment of short-term borrowings and long-term debt and, additionally, the Company spent ¥2.2 billion on purchases of shares of treasury stock.

As a result, including the effect of exchange rate changes, cash and cash equivalents at the end of March 2004 was ¥81.2 billion ($766 million), an increase of ¥13.9 billion from the prior year.

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, the Company conducts its derivatives transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. Because the counterparties for derivative transactions are financial institutions with high creditworthiness, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 12 to the consolidated financial statements.

Countermeasures for the Removal of Government Deposit Guarantees

Effective from April 2002 in Japan, limits were placed on government guarantees of certain short-term deposits held by financial institutions. As a countermeasure, the Company maintains its deposits with a diverse group of financial institutions with high credit ratings. In addition, the Company centralizes its risk management with financial institutions mainly through concentrating cash within the parent company.

C. Research and Development, Patents and Licenses, etc

Research and Development

The Company conducts its research and development activities with approximately 1,400 researchers and engineers. The following table shows the Company’s research and development expenses for the last three fiscal years.

	Millions of yen			Thousands of U.S. dollars
	2002	2003	2004	2004
R&D Expenses	¥30,186	¥26,405	¥23,261	$219,443
As a percentage of consolidated net sales	3.1%	2.9%	2.5%	—

The Company conducts its R&D activities within the following basic policies: to upgrade and improve the social infrastructure, to improve the living environment, to work toward an efficient industrial society, and to preserve and protect the global environment.

The R&D activities are conducted principally in R&D departments in each business division and subsidiary. In our business divisions and subsidiaries, there are about 40 R&D departments. Each department promotes the R&D activities fortifying each business.

Examples of R&D activities in the Company’s five business groups are as follows;

In Internal Combustion Engine and Machinery, the Company developed “RTV 900”, the multi-purpose four-wheel vehicles that are very popular in the U.S. By loading our original transmission or braking system, RTV 900 can run smooth everywhere even in a rough terrain. Total R&D expenses of this group were ¥16.1 billion.

In Pipes, Valves, and Industrial Castings, the Company conducted the R&D activities mainly regarding the production engineering. The Company intends to raise the total productivity of this group by double within two years. R&D expenses of this group were ¥2.4 billion.

In Environmental Engineering, the Company ameliorates its submerged membrane systems, the filtration systems using organic filters for wastewater treatment. The Company carried out the development of enlarging size of filters and whole systems in order to apply them to large wastewater treatment facilities. R&D expenses of this group were ¥1.5 billion.

In Building Materials and Housing, the Company developed new siding materials, whose qualities were assured for ten years, with greater endurance and a wider variety of colors. R&D expenses of this group were ¥1.1 billion.

In Other segment, the Company improved the structure of vending machines by reducing the components in them. The Company applied the technologies of the electronic equipment, such as technology for printing or data administration using the telecommunication circuits. Through such application, the Company developed the vending machines whose components were reduced by half. R&D expenses of this group were ¥1.9 billion.

The remaining ¥0.3 billion was spent on fundamental R&D activities.

Patent and License

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2004, the Company held 6,020 Japanese patent and utility model registrations, and 752 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants licenses to others to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2004, royalty income and expenses were ¥855 million ($8,066 thousand) and ¥327 million ($3,085 thousand), respectively, under such licensing arrangements.

D. Outlook for the Next Fiscal Year

General Conditions

Although the Japanese economy has an opportunity for building sustained growth, public investment will continue to decline, and the appreciation of the yen against the U.S. dollar may have a negative impact on both exports and capital expenditures which have in the past contributed to the recovery of the Japanese economy. Moreover, price increases in raw materials may adversely affect corporate profitability, and there is concern that the U.S. and European economies may slow down. All things considered, the Company expects difficult economic conditions to continue.

Medium-Term Management Strategy

In March 2001, the Company formulated the “Medium-Term Management Strategy”, which was applied during the three-years ended March 31, 2004, in order to attain further improvements in profitability. In fiscal 2004, the final year of the three-year period, the Company continued with the aggressive implementation of its Medium-Term Management Strategy and did its utmost to ensure that the strategy was implemented as quickly as possible with maximum effectiveness.

During the year ended March 2004, the Company reevaluated its prospective business circumstances, and incorporated major changes and drafted a new version of the Medium-Term Management Strategy (to be applied through March 2006), which has retained the three principal objectives of the former Medium-Term Management Strategy.

The new Medium-Term Management Strategy consisted of three main three principal objectives: “Reforming the business structure and profit structure”, “Reforming operational systems”, and “Strengthening the financial position.” The fundamental principles of the Strategy are to continually reevaluate prospective business circumstances and steadily proceed with strategic initiatives conceived based on a medium-to-long-term perspective.

Under the new Medium-Term Management Strategy, the Company will make every effort to overcome the difficult business environment, continue to work hard towards the vigorous and steady implementation of the new version of the Strategy, and establish a business structure and profit structure with stability and growth capability. Especially, the Company will make rigorous efforts for cost reduction and spending control in the public works related businesses (Pipes, Valves, and Industrial Castings segment and Environmental Engineering segment). At the same time, in the overseas businesses of Internal Combustion Engine and Machinery, which has been the driving force for the growth of the Company, the Company will implement expansion strategies by taking such measures as continuous new product introductions and the development of peripheral businesses.

Financially, the Company aims to attain net sales of ¥930.0 billion and operating income of ¥75.0 billion, or about 8% of its consolidated net sales, for the year ending March 31, 2006.

Financial Outlook

Based on current information, the Company forecasts consolidated net sales for the year ending March 31, 2005 of ¥921.0 billion, down ¥9.2 billion from March 31, 2004. The anticipated sales decrease is mainly due to the transfer of the building materials operation into a joint venture accounted for by the equity method, which will cause a reduction in sales of approximately ¥33.0 billion. This forecast anticipates net sales for the Internal Combustion Engine and Machinery, Pipes, Valves, and Industrial Castings, Environmental Engineering, and Other business segments of ¥515.0 billion, ¥167.0 billion, ¥122.0 billion, and ¥117.0 billion, respectively.

The Company also forecasts operating income of ¥75.0 billion for fiscal 2005, an increase of ¥53.2 billion from the year under review. In the year under review, the pension costs increased ¥43.4 billion from the prior year, but the Company forecasts that the pension costs for the next fiscal year will return to a normal level (a decrease of approximately ¥44.4 billion from the year ended March 31, 2004).

The Company expects income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the next fiscal year to be ¥138.0 billion, a substantial increase of ¥110.9 billion from March 31, 2004. The expected increase is due primarily to the significant improvement in other income, net, as a result of a gain related to the transfer of the substitutional portion of the benefit obligation and related plan assets (approximately ¥57.6 billion) to the government and the reduction in pension costs of ¥44.4 billion. Accordingly, net income is forecast to be ¥104.0 billion, up ¥92.3 billion from the prior year. (These forecasts anticipate an exchange rate of ¥105=US$1.)

In accordance with the previously described basic policy related to the Company’s profit allocation to maintain or raise dividends, the Company is considering paying cash dividends per ADS for the next fiscal year of ¥30, including the expected interim cash dividends of ¥15 per ADS.

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

Subsequent event

On May 14, 2004, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2004 of ¥3 per common share (¥15 per 5 common shares) or a total of ¥4.0 billion. The resolution to pay the cash dividend was approved at the general meeting held on June 25, 2004.

On June 25, 2004, the Company’s Board of Directors resolved to purchase up to 30,000,000 shares, or up to ¥18.0 billion of the parent company’s outstanding common stock, commencing after June 25, 2004 through the Board of Directors’ meeting to be held in September of 2004. Under the resolution 17,474 thousand shares were purchased for ¥9.5 billion as of September 9, 2004.

On July 16, 2004, the Company resolved at the Board of Directors’ Meeting that one of its subsidiaries, KM Asset Corporation, should be dissolved at the end of September 2004. This dissolution would reduce income tax expense for the year ending March 31, 2005 by ¥15.3 billion due to the deductibility of the related loss upon dissolution.

On August 1, 2004, the Company transferred management rights of W.J. Kubota Development Corporation, a 100%-owned subsidiary of the Company, which operates a golf course and is currently under civil rehabilitation proceedings, to independent parties. Considering historical losses incurred by this subsidiary, management believes that this business transfer will increase income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies by approximately ¥5.0 billion and decrease income tax expense by approximately ¥5.0 billion due to the deductibility of the related loss upon transfer for the year ending March 31, 2005.

E. Off-balance Sheet Arrangements

The Company accounts for guarantees in accordance with FASB Interpretation No.45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Note 14 of the financial statements, which is incorporated herein by reference, elaborate on commitments and contingencies.

The Company utilizes accounts receivable securitization programs, which are important for the Company to broaden its funding sources and raise cost-effective funds. In the programs, certain subsidiaries of Kubota sell the receivables to wholly-owned special purpose entites (“SPEs”), which in turn transfer the receivables to independent revolving-period securitization trusts (the “Trusts”). At the time the receivables are sold to the Trusts, the receivables are removed from the consolidated balance sheet of the Company. The Company retains transferor and residual interests in the receivables sold, as well as the excess cash flows and servicing fees. Transferor interest carried at cost represents principal payments due to the Company after the transferee’s investment has been fully paid or after an individual tranche expires. Residual interest recorded at estimated fair value represents residual payments received in excess of interest payments due to the owner of the subordinated receivables and the servicing fee due to the Company. Such retained interests generally absorb all losses related to sold receivables to the extent of their subordinated investment and are recorded in investment in sold receivables.

The Company is obligated to repurchase any receivable if the interest of the administrative agent is materially adversely affected by a breach of representation or warranty made by the SPEs.

F. Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at March 31, 2004.

	Millions of Yen
Year Ended March 31, 2004	Total	Payments Due by Period
		Less than year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	¥85,999	¥85,999	¥—	¥—	¥—
Capital lease obligations	3,790	2,162	1,628	—	—
Long-term debt	176,913	33,696	81,033	40,260	21,924
Deposits from customer	14,980	3,807	—	—	11,173
Operating lease obligation	1,024	392	197	125	310
Commitments for capital expenditures	562	562	—	—	—

Total	¥283,268	¥126,618	¥82,858	¥40,385	¥33,407

	Thousands of U.S. Dollars
Year Ended March 31, 2004	Total	Payments Due by Period
		Less than year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	$811,311	$811,311	$—	$—	$—
Capital lease obligations	35,755	20,396	15,359	—	—
Long-term debt	1,668,990	317,887	764,462	379,811	206,830
Deposits from customer	141,321	35,915	—	—	105,406
Operating lease obligation	9,660	3,698	1,858	1,179	2,925
Commitments for capital expenditures	5,302	5,302	—	—	—

Total	$2,672,339	$1,194,509	$781,679	$380,990	$315,161

The Company’s contributions to pension plans for the year ending March 31, 2005 are expected to be \15,667 million ($147,802 thousand).

G. New Accounting Pronouncements

In November 2003, FASB Emerging Issues Task Force ( “EITF” ), reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairment and its application to debt and equity investments. The EITF consensus will be effective prospectively for all relevant current and future investments in reporting periods beginning after June 15, 2004. The Company is currently reviewing the EITF consensus to determine its impact on future financial statements.

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

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The information with respect to the directors and corporate auditor is as follows;

Daisuke Hatakake
Date of birth	June 29, 1941
Joined the Company in	April 1964
Current position	President and Representative Director
Former position	Managing Director, In charge of Corporate Planning & Control Dept., Finance & Accounting Dept., and PV Business Planning & Promotion Dept., General Manager of Corporate Compliance Headquarters

Tomomi Soh
Date of birth	May 2, 1939
Joined the Company in	April 1962
Current position	Executive Vice President and Representative Director, In charge of Tokyo Head Office and GM of Sales & Marketing
Former position	Executive Vice President and Representative Director, In charge of Tokyo Head Office, General Manager of Industrial & Material Systems Consolidated Division

Mikio Kinoshita
Date of birth	May 31, 1939
Joined the Company in	April 1963
Current position	Executive Vice President and Representative Director, In charge of Research & Development Planning & Promotion Dept. and GM of Research & Developmemt
Former position	Executive Vice President and Representative Director, In charge of Research & Development Planning & Promotion Dept., General Manager of Farm & Industrial Machinery Consolidated Division

Akio Nishino
Date of birth	March 14, 1941
Joined the Company in	April 1966
Current position	Executive Managing Director, In charge of Tokyo Administration Dept., General Manager of Environmental Engineering Consolidated Division, Chairman of Kubota Construction Co., Ltd.
Former position	Managing Director, General Manager of Environmental Engineering Consolidated Division

Yoshihiro Fujio
Date of birth	September 6, 1944
Joined the Company in	April 1967
Current position	Executive Managing Director, General Manager of Industrial & Material Systems Consolidated Division, General Manager of Coordination Dept. in Industrial & Material Systems Consolidated Division
Former position	Managing Director, In charge of Secretary & Public Relations Dept., Personnel Dept., and Health & Safety Planning & Promotion Dept.
Moriya Hayashi
Date of birth	May 7, 1944
Joined the Company in	April 1969

Current position

Executive Managing Director,

General Manager of Farm & Industrial Machinery Consolidated Division,

General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

Former position	Managing Director, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Tractor Division

Akira Seike
Date of birth	January 27, 1943
Joined the Company in	April 1965
Current position	Managing Director, In charge of Farm Machinery Division and Farm Facilities Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
Former position	Director, In charge of Farm Facilities Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

Tadahiko Urabe
Date of birth	October 26, 1943
Joined the Company in	April 1966
Current position	Managing Director, General Manager of Plastic Pipe Division
Former position	Director, General Manager of Plastic Pipe Division

Toshihiro Fukuda
Date of birth	October 12, 1945
Joined the Company in	April 1969
Current position	Managing Director, In charge of Corporate Compliance Headquarters, Environmental Protection Dept., and General Affairs Dept.
Former position	Director, In charge of Related Products Division, Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Farm Machinery Division

Yasuo Masumoto
Date of birth	April 21, 1947
Joined the Company in	April 1971
Current position

Managing Director,

In charge of Manufacturing Planning & Promotion Dept.,

General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division,

General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division

Former position	Director, General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division
Junichi Maeda
Date of birth	May 23, 1945
Joined the Company in	September 1972
Current Position	Director, General Manager of Ductile Iron Pipe Division
Former position	General Manager of Planning Dept. in Ductile Iron Pipe Division

Yoshiharu Nishiguchi
Date of birth	January 29, 1947
Joined the Company in	April 1970
Current Position

Director,

In charge of Air Condition Equipment Division, Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., Secretary & Public Relations Dept., Corporate Planning & Control Dept., and Finance & Accounting Dept.

Former position	Director, In charge of Air Condition Equipment Division, Corporate Planning & Control Dept., and Finance & Accounting Dept.

Eisaku Shinohara
Date of birth	August 25, 1947
Joined the Company in	April 1974
Current Position	Director, General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division
Former position	Director, Deputy General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Vehicle Technology Generalization Dept.

Nobuo Izawa
Date of birth	February 28, 1948
Joined the Company in	April 1971
Current Position	Director, General Manager of Pumps Division
Former position	General Manager of Sales Division I in Pumps Division

Yoshihiko Tabata
Date of birth	March 23, 1946
Joined the Company in	December 1976
Current Position	Director, General Manager of Engine Division
Former position	General Manager of Engine Division

Kazunobu Ueta
Date of birth	January 1, 1947
Joined the Company in	April 1969
Current Position

Director,

In charge of Related Products Division,

Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division,

General Manager of Sales Control Dept. in Farm & Industrial Machinery Consolidated Division

Former position	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division,

Takashi Shoji
Date of birth	June 17, 1947
Joined the Company in	April 1971
Current Position	Director, General Manager of Solid Waste Engineering Division
Former position	General Manager of Solid Waste Engineering Division and Water Environmental Engineering Division

Tokuji Ohgi
Date of birth	July 25, 1947
Joined the Company in	April 1972
Current Position	Director, In charge of Personnel Dept. and Health & Safety Planning & Promotion Dept.
Former position	General Manager of Secretary & Public Relations Dept.

Morimitsu Katayama
Date of birth	January 17, 1948
Joined the Company in	April 1963
Current Position	Director, General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Sakai Plant
Former position	General Manager of Sakai Plant

Nobuyuki Toshikuni
Date of birth	January 30, 1951
Joined the Company in	April 1973
Current Position	Director, General Manager of Tractor Division
Former position	President of Kubota Tractor Corporation

Masayoshi Fujita
Date of birth	November 9, 1938
Joined the Company in	April 1962
Current Position	Corporate Auditor
Former position	General Manager of Internal Auditing Dept.

Masamichi Nakahiro
Date of birth	June 28, 1941
Joined the Company in	April 1966
Current Position	Corporate Auditor
Former position	General Manager of Planning Dept. in Environmental Control Plant Consolidated Division

Susumu Sumikura
Date of birth	July 1, 1943
Joined the Company in	April 1967
Current Position	Corporate Auditor
Former position	Deputy Manager of Corporate Planning & Control Dept.

Teisuke Sono
Date of birth	May 10, 1934
Joined the Company in	June 2003
Current Position	Corporate Auditor
Former position	None (Professor of International Buddhist University)

Yoshio Suekawa
Date of birth	September 1, 1937
Joined the Company in	June 2004
Current Position	Corporate Auditor
Former position	None (Partner of Deloitte Touche Tohmatsu)

Between Directors or Corporate Auditors of the Company there is no family relationship. No Directors and Corporate Auditors, except Teisuke Sono and Yoshio Suekawa, Corporate Auditors, of the Company have business activities performed outside the Company. Teisuke Sono is the visiting professor at Hokuriku University, and Yoshio Suekawa is also the visiting professor at Doshisha University. No Directors and Corporate Auditors have directorship of another company. Yoshio Suekawa, Corporate Auditor, is the corporate auditor at SUSTECH Co., Ltd.

There is not any arrangement or understanding with major shareholders, customers, suppliers or other pursuant to which any person named above was selected as a Director or a Corporate Auditor.

The Company is not dependent on specific Directors, researchers, or any other entity for its management.

B. Compensation

The aggregate remuneration, including bonuses, paid by the Company in fiscal 2004 to all Directors (some of whom are also the executive officers) and Corporate Auditors of the Company as a group (36 persons) was ¥566 million. No options to purchase securities from the registrant or any of its subsidiaries were outstanding on March 31, 2004.

The Company accrues retirement benefits for Directors and Corporate Auditors under the Company’s plan. When a Director or a Corporate Auditor retires, a proposal to pay a lump-sum retirement allowance is submitted to the general meeting of shareholders for approval. During fiscal 2004 the Company accrued for retirement benefits for Directors and Corporate Auditors aggregating ¥179 million.

C. Board Practices

The Company’s Articles of Incorporation as revised as of June 25, 2004 provide that the number of Directors of the Company shall be not more than 40 and that of the Corporate Auditors shall be not more than five.

Directors and Corporate Auditors shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company’s affairs. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President-Director, and one or more Executive Vice President-Directors, Executive Managing Directors and Managing Directors. The Chairman of the Board of Directors and President-Director are Representative Directors and severally represent the Company. In addition, the Board of Directors may by its resolution, appoint one or more additional Representative Directors. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one year from their assumption of office, and in the case of Corporate Auditors, within four years from their assumption of office. However, they may serve any number of consecutive terms.

The Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Corporate Auditors shall be a person who has not been a Director, general manager or employee of the Company or any of its subsidiaries during the five-year period prior to his election as a Corporate Auditor. After the conclusion of the ordinary general meeting of shareholders to be held in June 2006, at least a half of the Corporate Auditors shall be required to be persons who have not been a Director, corporate executive officer, general manager or employee of the Company or any of its subsidiaries.

The Corporate Auditors may not at the same time be Directors, corporate executive officers, managers or employees of the Company or any of its subsidiaries. Each Corporate Auditor has the statutory duty to examine the financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company’s affairs. They are required to attend in meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote.

Pursuant to the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha) of Japan, the Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to a Representative Director each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report. The Board of Corporate Auditors is empowered to establish audit principles, method of examination by Corporate Auditors of the Company’s affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

There are no Director’s service contracts with Kubota Corporation providing for benefits upon termination of service.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002).

D. Employees

Head Count at the End of the Period	2002	2003	2004
	23,064	22,834	22,198

Head Count in Each Segment	2002	2003	2004
Internal Combustion Engine and Machinery	9,291	9,591	10,803
Pipes, Valves, and Industrial Castings	4,769	4,497	4,240
Environmental Engineering	2,410	2,409	2,478
Building Materials and Housing	1,389	1,282	347
Other	4,319	4,259	3,899
Corporate	886	796	431

Total	23,064	22,834	22,198

The number of full-time employees of Kubota as of March 31, 2004 was 22,198. Most employees of the Company in Japan, other than managerial personnel, are union members. The unions belong to the Federation of all Kubota Labor Union, which is affiliated with the Japanese Trade Union Confederation. The Company has not experienced any strikes or work stoppages for 55 years and believes its relations with its employees or union to be excellent.

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

E. Share Ownership

The total number of shares of the Company’s common stock beneficially owned by the Directors and Corporate Auditors as a group as of June 25, 2004 was as follows:

Title of Class	Identity of persons or group	Number of shares owned	Percentage of class
Common stock	Directors and Corporate Auditors	410,913	0.03%

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2004, four shareholders held more than five percent of the shares issued. To the best knowledge of the Company, no person owns more than 10 percent of any class of the Company’s common stock. The ten largest shareholders are as follows;

	(As of March 31, 2004)
Name	Number of shares (thousand)	(%)
Japan Trustee Services Bank, Ltd.	130,212	9.23
The Master Trust Bank of Japan, Ltd.	123,778	8.77
Nippon Life Insurance Company	102,672	7.28
Meiji Yasuda Life Insurance Company	82,994	5.88
Mizuho Trust and Banking Co., Ltd. Retirement Benefit Trust Account	69,240	4.91
The Dai-ichi Mutual Life Insurance Company	48,459	3.43
Sumitomo Mitsui Banking Corporation	45,006	3.19
Kubota Fund (Employee Stock Ownership Plan)	36,442	2.58
Trust & Custody Services Bank, Ltd.	27,511	1.95
Sumitomo Life Insurance Company	27,036	1.91

(Note) Although the Company possesses its treasury stocks 69,074,746, it is not included in the table above.

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. During the past three years, there were no significant changes in the percentage of ownership held by major shareholders of the Company. The major shareholders have the same voting rights as other common shareholders of the Company.

As of March 31, 2004, there were 1,409,808,978 shares of Common Stock issued, of which 8,628,710 shares were in the form of ADR and 51,447,106 shares were held by the residents in the U.S. The number of registered ADR holders was 41, and the number of registered holders of common stock in the U.S. was 78.

To the best knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by other corporations or by the Japanese or any foreign governments.

B. Related Party Transactions

In the ordinary course of business, the Company has transactions with numerous companies. During the fiscal year ended March 31, 2004, the Company had sales transactions with affiliates accounted under the equity method, aggregating ¥74,886 million ($706,472 thousand). As of March 31, 2004, the Company had trade notes and accounts receivable from affiliated companies of ¥23,875 million ($225,236 thousand). The Company does not consider the amounts involved in such transactions to be material to its business. Refer to Note 3 of the Consolidated Financial Statements for additional information regarding the Company’s investments in and advances to affiliated companies.

C. Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

The information required by this item, except as stated below, appears in financial section, which is incorporated herein by reference, of 2004 Annual Report.

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

In the meanwhile, the Company received a surcharge order of ¥7,072 million ($66,717 thousand) from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the Anti-Monopoly Law, upon initiation of the procedures the surcharge order lost effect. In addition, Section 7-2 of the Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2, and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such unfavorable outcome. As of March 31, 2004, the Company is still in the process of the hearing procedures.

Patent Infringement

In patent infringement lawsuit against the Company by Deere & Company in Illinois State, the federal district court upheld the jury verdict that the implement suspension mechanism on the Kubota tractor models infringed none of Deere & Company’s patents in August 2002. In September 2002, Deere & Company brought an appeal at the federal court of appeal, and in July 2003 the federal court of appeal upheld the district court judgment made in favor of the Company. Absent a timely appeal by Deere & Company to the Supreme Court, the judgment of no infringement was finalized and this action came to an end.

Policy on Dividends Distributions

The Company’s basic policy for the allocation of profit is to “maintain or raise dividends.” The Company’s policy is to determine the most appropriate use of retained earnings, by considering current business operations as well as the future business environment.

B. Significant Changes

Except as disclosed in this annual report, there have been no significant changes since the date of latest annual financial statements of the Company.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The primary market for Kubota’s common stock is the Tokyo Stock Exchange (the “TSE”) in the form of original common stock. Kubota’s common stock has been listed on the TSE since 1949, and also been listed on the Osaka Securities Exchange since 1949.

Overseas, Kubota’s common stock is listed on the New York Stock Exchange (the “NYSE”) in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”). Prior to July 15, 2002, each ADS represented 20 shares of common stock. On July 15, 2002, the Company changed the unit of ADS from 20 common shares to five in order to help increase the number of ADS holders and improve the liquidity of its ADSs.

Kubota’s ADSs, which have been listed on the NYSE since 1976, are issued by JPMorgan Chase Bank, as Depositary. Kubota’s common stock is also listed on Frankfurt Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low sales prices of Kubota’s common stock on the TSE and of Kubota’s ADS on the NYSE.

		TSE price per share of common stock		NYSE price per ADS (five common shares)
		High	Low	High		Low
Annually Highs and Lows
2000		¥460	¥299	$21	56	$12	31
2001		443	307	20	66	13	25
2002		530	308	20	78	12	25

Quarterly Highs And Lows
2003
1 st	quarter	¥435	¥349	$17	25	$14	63
2 nd	quarter	396	321	16	75	13	10
3 rd	quarter	343	281	14	15	11	50
4 th	quarter	343	280	14	28	12	00

2004
1 st	quarter	331	260	14	10	11	06
2 nd	quarter	439	283	18	74	12	30
3 rd	quarter	445	370	21	10	16	80
4 th	quarter	517	411	24	15	19	75

Monthly Highs and Lows

February, 2004		¥497	¥411	$22	69	$19	75
March		517	473	24	15	21	68
April		518	476	24	55	21	25
May		512	446	23	20	19	05
June		596	487	27	90	22	45
July		582	488	26	65	22	00
August		562	485	25	50	22	00

The Company has never experienced trade suspension, and keeps enough liquidity for trading.

B. Plan of Distribution

Not applicable

C. Markets

The stocks of the Company are listed on two stock exchanges in Japan (Tokyo and Osaka), and two overseas stock exchanges (New York and Frankfurt). In May 1949, the stocks were listed on Tokyo Stock Exchange (the “TSE”) and Osaka Securities Exchange. The stocks were also listed on Frankfurt Stock Exchange in March 1974, and in November 1976 listed on New York Stock Exchange (the “NYSE”).

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

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

Directors

Each Director has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The maximum total amounts of remuneration to Directors and that to Corporate Auditors are subject to the approval of the general meeting of shareholders. Within such authorized amounts the remuneration amount for each Director is determined by the Company’s President who is delegated to do so by the Board of Directors, and that for each Corporate Auditor is determined upon consultation among the Corporate Auditors.

Except as stated below, neither the Commercial Code nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their own compensation, the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), their retirement age or requirements to hold any shares of Common Stock of the Company. The Commercial Code specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to appoint or dismiss important employees, such as executive officers; and to establish, change or abolish material corporate organizations such as a branch office. The Regulations of the Board of Directors and the relevant internal regulation of the Company require a resolution of the Board of Directors for the Company’s borrowing in an amount more than five billion yen or guaranteeing in an amount more than one billion yen or its equivalent.

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

As of March 31, 2004, 1,409,808,978 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

Dividends

The Articles of Incorporation of the Company provide that the accounts shall be closed on March 31 of each year and that year-end dividends, if any, shall be paid to shareholders, beneficial shareholders and pledgees of record as of the end of such day. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for year-end dividends and other purposes; this proposal is submitted to the Board of Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval to the ordinary general meeting of shareholders, which is normally held in June each year. In addition to provisions for year-end dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors and Corporate Auditors. In addition to year-end dividends, the Board of Directors may by its resolution declare a cash distribution pursuant to Article 293-5 of the Commercial Code and Article 29 of the Articles of Incorporation (an “interim dividend”) to shareholders, beneficial shareholders and pledgees of record as of the end of each September 30, without the shareholders’ approval, but subject to the limitations described below.

The Commercial Code provides that a company may not make any distribution of profit by way of year-end dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period or equal to one-tenth of the amount of such interim dividends until the aggregate amount of additional paid-in capital and legal reserve equals to at least one-quarter of its stated capital. Under the Commercial Code, the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets, as appearing on its non-consolidated balance sheet as at the end of the preceding fiscal year, over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(v)	such other amounts as provided for by ordinance of the Ministry of Justice.

In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of the Company’s accounts in the same manner as year-end dividends, but adjusted to reflect; (a) the legal reserve to be set aside in respect of such interim dividends; (b) any subsequent payment by way of appropriation of retained earnings; (c) any subsequent transfer of retained earnings to stated capital; (d) if the Company has been authorized, pursuant to a resolution of an ordinary general meeting of shareholders or a Board of Directors, to purchase shares of its Common Stock (see Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – Acquisition by the Company of its Common Stock), the total amount of the purchase price of such shares so authorized by such resolution that may be paid by the Company; and (e) such other amounts as are set out in an ordinance of the Ministry of Justice, provided that (x) if the Company reduces its stated capital, additional paid-in capital or accumulated legal reserve after the end of the preceding fiscal year, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and (y) such other amounts as are set out in an ordinance of the Ministry of Justice, shall be added to the amount distributable as interim dividends as described above. Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (v) above.

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

For information as to Japanese taxes on shareholder dividends, see Section E of this Item 10 – Taxation – Japanese Taxation.

Stock splits

The Company may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may in principle amend its Articles of Incorporation to increase the number of the authorized shares to be issued in proportion to the relevant stock split pursuant to a resolution of the Board of Directors rather than a special resolution of a general meeting of shareholders which is otherwise required for amending the Articles of Incorporation.

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

Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least three percent of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose by submitting a written request to a Representative Director. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting.

Voting rights

So long as the Company maintains the unit share system (see Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – Unit share system below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. A corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

The Commercial Code and the Company’s Articles of Incorporation provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Corporate Auditor, a dissolution, merger or consolidation with a certain exception under which a shareholders resolution is not required, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation with a certain exception under which a shareholders resolution is not required, share exchange or share transfer for the purpose of establishing 100 percent parent-subsidiary relationships with a certain exception under which a shareholders resolution is not required, splitting of the corporation into two or more corporations with a certain exception under which a shareholders resolution is not required, or any issue of new shares at a “specially favorable” price (or any issue of stock acquisition rights to subscribe for or acquire shares of Common Stock (“stock acquisition rights”) or bonds with stock acquisition rights at a “specially favorable” exercise conditions) to any persons other than shareholders, the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds of the voting rights of all the shareholders represented at the meeting is required (the “special shareholders resolutions”).

Pursuant to the terms of the Amended and Restated Deposit Agreement relating to American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs), each ADS representing five shares of Common Stock of the Company, as soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of shareholders of the Company, the depositary (currently JPMorgan Chase Bank) will mail to the record holders of ADRs a notice which will contain the information in the original notice. The record holders of ADRs on a date specified by the depositary will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the shares of Common Stock of the Company represented by their ADSs, including instructions to give a discretionary proxy to a person designated by the Company. The depositary will endeavor, in so far as practicable, to vote the number of shares of Common Stock of the Company represented by such ADSs in accordance with such instructions. The depositary will not itself exercise any voting discretion in respect of any Deposited Shares.

Issue of additional shares and pre-emptive rights

Holders of the Company’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

Rights to subscribe for new shares may be made generally transferable by a resolution of the Board of Directors. Whether the Company will make subscription rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings.

Subject to certain conditions, the Company may issue stock acquisition rights or bonds with stock acquisition rights by a resolution of the Board of Directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as prescribed in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, the Company will be obliged to issue the relevant number of new shares or alternatively to transfer the necessary number of treasury stock held by it.

Liquidation rights

In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective numbers of shares of Common Stock held.

Record date

March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more units of shares in the Company’s registers of shareholders and/or that of beneficial shareholders at the end of each March 31 are entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of its Common Stock

The Company may acquire its own shares through a stock exchange on which such shares are listed (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors), by way of tender offer (pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors), or by purchase from a specific party other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders) or from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). If shares are purchased by the Company pursuant to a resolution of the Board of Directors, then the reason for the purchase, as well as the kind, number and aggregate purchase price of such shares must be reported to the shareholders at the ordinary general meeting of shareholders to be held immediately after such purchase of shares. When the proposal for such acquisition by the Company from a specific party other than a subsidiary of the Company is submitted to an ordinary general meeting of shareholders, any other shareholder may make a written request to a Representative Director, more than five calendar days prior to the relevant shareholders’ meeting, to include him/her as the seller in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, including that, in the case of the acquisition by the Company of its own shares pursuant to an ordinary resolution of an ordinary general meeting of shareholders, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account a reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred from retained earnings to stated capital. If the Company purchases shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of any interim dividend the Company actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) to “Dividends” above, the Company may not acquire such shares.

Shares acquired by the Company may be held by it for any period or may be cancelled by a resolution of the Board of Directors. The Company may also transfer to any person the shares held by it, subject to a resolution of the Board of Directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “Issue of additional shares and pre-emptive rights” above. The Company may also utilize its treasury stock for the purpose of transfer to any person upon exercise of stock acquisition rights or for the purpose of acquiring another company by way of merger, share exchange or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Unit share system

The Articles of Incorporation of the Company provide that 1,000 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

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

In addition, the Articles of Incorporation of the Company provide that a holder of shares constituting less than one full unit may request the Company to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit held by such holder, constitute one full unit of Common Stock, in accordance with the provisions of the Share Handling Regulations of the Company.

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

Sale by the Company of shares held by shareholders whose location is unknown

The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company continuously for five years or more.

In addition, the Company may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and holding or depositing the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares of Common Stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within five business days a report concerning such shareholdings.

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

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of Common Stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, and except for general limitations under the Commercial Code or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

There is no provision in the Company’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving the Company.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Stock prices on Japanese stock exchanges are determined on a real-time basis by the balance between bids and offers. These stock exchanges are order-driven markets without specialists or market makers to guide price formation. In order to prevent excessive volatility, these stock exchanges set daily upward and downward price range limitations for each listed stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on these stock exchanges may not be able to effect a sale at such price on a particular trading day, or at all.

C. Material Contracts

Business division and transfer of roofing and siding materials

On September 26, 2003, the Company and Matsushita Electric Works Exterior Furnishings Co., Ltd. (100%-owned by Matsushita Electric Works, Ltd.) made the contract to integrate their roofing and siding materials businesses. On November 21, 2003, the Company, Matsushita Electric Works Exterior Furnishings Co., Ltd. and Matsushita Electric Works, Ltd. entered into a shareholders’ agreement relating to the business integration.

Method of integration:	The Company divided its roofing and siding materials businesses and transferred them to Matsushita Electric Works Exterior Furnishings Co., Ltd.”. Matsushita Electric Works Exterior Furnishings Co., LTD. changed its name to “Kubota Matsushitadenko Exterior Works, Ltd. ”.
Date :	Business division and transfer : December 1, 2003
Share allotment ratio :	840,000 common shares (50%) to the Company 840,000 common shares (50%) to Matsushita
Capital stock :	¥8.0 billion (as of December 1, 2003)

Business division and integration of plastic pipes

The Company resolved at the Board of Directors’ Meeting held on May 27, 2004 that the Company would divide and transfer its plastic pipes business into a company which will be jointly established with C.I. Kasei Company Limited (hereinafter “C.I. Kasei”) on April 1, 2005 in order to integrate the business operation with C.I. Kasei.

Method of integration:	The Company and C.I. Kasei will divide their plastic pipes businesses, and the businesses will be integrated into a newly established company.
Scheduled date : Share allotment ratio :	Business division and establishment of a new company : April 1, 2005 42,000 common shares (70%) to the Company 18,000 common shares (30%) to C.I. Kasei
Capital stock :	¥3.0 billion

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

E. Taxation

Japanese Taxation

The following is a summary of the major Japanese national tax consequences of the ownership, acquisition and disposition of shares of Common Stock of the Company and of ADRs evidencing ADSs representing shares of Common Stock of the Company by a non-resident Holder (as defined below). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, holders of shares of Common Stock of the Company or ADSs are encouraged to consult their tax advisors regarding the application of the considerations discussed below to their particular circumstances.

U.S. Holders (as defined below) should note that the United States and Japan have ratified the new income tax convention (the “New Treaty”), which is to replace its predecessor income tax convention signed on March 8, 1971 (the “Prior Treaty”). The New Treaty entered into force on March 30, 2004 and shall be applicable in Japan, in place of the Prior Treaty, (i) with respect to taxes withheld at source, for amounts taxable on or after July 1, 2004, and (ii) with respect to taxes on income which are not withheld at source and the enterprise taxes, as regards income for any taxable year beginning on or after January 1, 2005 (subject to certain transitional rules with respect to both items (i) and (ii) above). The Prior Treaty shall cease to have effect in relation to any tax from the date on which the New Treaty shall be applicable (subject to certain transitional rules allowing for exceptions).

In addition, this summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement, and in any related agreement, will be performed under its terms.

In general, taking into account the earlier assumption, for purposes of the Prior Treaty or the New Treaty, as applicable from time to time, and Japanese tax purposes, U.S. holders of ADRs will be treated as owning the Common Stock underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “U.S. holder” is a holder that:

(i)	is a resident of the U.S. for purposes of the Prior Treaty or the New Treaty, as applicable;

(ii)	does not maintain a permanent establishment or fixed base in Japan to which ADRs or shares of Common Stock are attributable and through which the beneficial owner carries on or has carried on business (or in the case of an individual, performs or has performed independent personal services); and

(iii)	is not otherwise ineligible for benefits under the Prior Treaty or the New Treaty, as applicable, with respect to income and gain derived in connection with the ADRs or shares of Common Stock.

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to holders of shares of Common Stock of the Company and of ADRs evidencing ADSs representing shares of Common Stock of the Company who are either individuals who are not residents of Japan or non-Japanese corporations, without a permanent establishment in Japan (“non-resident Holders”).

Dividends and gains on sales

Generally, an individual who is a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. The Company withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20 percent. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds five percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2008, and (ii) 15 percent for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.

Under the Prior Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to a U.S. Holder that is a portfolio investor was limited to 15 percent of the gross amount actually distributed. However, under the New Treaty which would become applicable to dividends declared by the Company on or after July 1, 2004, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to a U.S. Holder that is a portfolio investor is generally limited to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. Holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on the Company’s shares of Common Stock by the Company is required to submit, through the Company, an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance to the relevant tax authority before payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits two Application Forms (one before payment of dividends, the other within eight months after the Company’s fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be eligible under an applicable tax treaty but do not follow the required procedures as stated above.

Gains derived from the sale of shares of Common Stock of the Company or ADRs outside Japan by a non-resident Holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax. U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Prior Treaty and the New Treaty, as applicable.

Inheritance and gift

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADSs as a legatee, heir or donee even though neither the individual nor the deceased nor donor is a Japanese resident.

Holders of shares of Common Stock of the Company or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and as well as on the New Treaty and the Prior Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends

Under the United States federal income tax laws, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold the shares or ADSs for more that 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by the Company with respect to common stock or ADSs will be qualified dividend income. The IRS has announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such changes were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

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

Subject to certain limitations, the Japanese tax withheld in accordance with both the New Treaty and the Prior Treaty, and paid over to Japan will be creditable against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under Japanese law or under the New Treaty or the Prior Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. The rules governing foreign tax credits are complex and we urge you to consult your tax advisor regarding the foreign tax credit in your situation.

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

A. Quantitative Information about Market Risk

In the information stated below, there are no material changes between fiscal 2004 and 2003.

Foreign Currency Exchange Risks

The following tables provide information regarding the Company’s derivative financial instruments related to foreign currency exchange transactions as of March 31, 2004 and 2003, which were translated into Japanese yen at the year-end spot rate.

Foreign Exchange Forward Contracts and Currency Swaps

Sell U.S. Dollar, Buy Yen (as of March 31, 2004)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥24,194	¥23,956	$228,245	$226,000
4-6 months	9,662	9,328	91,151	88,000

Total	¥33,856	¥33,284	$319,396	$314,000

Sell U.S. Dollar, Buy Yen (as of March 31, 2003)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥18,530	¥18,600	$154,417	$155,000
4-6 months	6,613	6,600	55,108	55,000

Total	¥25,143	¥25,200	$209,525	$210,000

Sell Euro, Buy Yen (as of March 31, 2004)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥4,102	¥4,010	$38,698	$37,830
4-6 months	2,559	2,451	24,142	23,123

Total	¥6,661	¥6,461	$62,840	$60,953

Sell Euro, Buy Yen (as of March 31, 2003)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥2,911	¥2,990	$24,258	$24,917
4-6 months	4,057	4,160	33,808	34,667

Total	¥6,968	¥7,150	$58,066	$59,584

Sell Euro, Buy U.S. dollar (as of March 31, 2004)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥193	¥201	$1,821	$1,896

Total	¥193	¥201	$1,821	$1,896

Sell Sterling Pound, Buy Euro (as of March 31, 2004)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥472	¥466	$4,453	$4,396

Total	¥472	¥466	$4,453	$4,396

Sell Sterling Pound, Buy Euro (as of March 31, 2003)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥240	¥230	$2,000	$1,917

Total	¥240	¥230	$2,000	$1,917

Sell Sterling Pound, Buy Yen (as of March 31, 2004)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥405	¥386	$3,821	$3,642

Total	¥405	¥386	$3,821	$3,642

Sell Yen, Buy U.S. Dollar (as of March 31, 2004)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥62	¥70	$585	$660

Total	¥62	¥70	$585	$660

Sell Yen, Buy U.S. Dollar (as of March 31, 2003)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1- 3 months	¥257	¥253	$2,141	$2,108
4- 6 months	143	141	1,192	1,175
7- 9 months	149	149	1,242	1,242
10-12 months	233	231	1,942	1,925
13- 24 months	13	14	108	117

Total	¥795	¥788	$6,625	$6,567

Interest Rate Risks

The following table provides information, by maturity date, about the Company’s interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2004 and 2003, which are translated into yen at the year-end spot rate.

Interest Rate Swap Contracts

	Weighted average rate		Notional amount
Maturities, years ending March 31. (As of March 31, 2004)	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2005	0.85%	1.67%	¥30,422	$287,000
2006	0.78	1.48	23,962	226,057
2007	0.22	0.73	9,044	85,321
2008	0.21	0.79	6,544	61,736
2009	0.19	0.81	4,500	42,453

	Weighted average rate		Notional amount
Maturities, years ending March 31. (As of March 31, 2003)	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2004	0.88%	2.03%	¥18,284	$152,367
2005	0.77	1.78	15,844	132,033
2006	0.56	1.44	9,564	79,700
2007	0.30	0.74	5,500	45,833
2008	0.24	0.73	2,000	16,667

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the net losses on derivatives included in accumulated other comprehensive income at March 31, 2004 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company’s short-term and other investments are exposed to changes in equity price risks and consist entirely of available-for-sale securities. Fair value and other information for such equity securities are disclosed in Note 4, “Short-Term and Other Investments” of the consolidated financial statements.

Fair Value of Financial Instruments

	Millions of Yen
	2004		2003
	Carrying value	Fair value	Carrying value	Fair value
Financial assets;
Financial receivables	¥113,819	¥107,452	¥89,280	¥87,408
Other investments	148,482	148,482	79,959	79,959
Financial liabilities;
Long-term debt	(176,913)	(176,384)	(227,459)	(229,112)
Derivative financial instruments recorded as liabilities;
Foreign exchange instruments	1,006	1,006	(145)	(145)
Interest rate swaps and other instruments	(131)	(131)	(283)	(283)

	Thousands of U.S. Dollars
	2004
	Carrying value	Fair value
Financial assets;
Financial receivables	$1,073,764	$1,013,698
Other investments	1,400,773	1,400,773
Financial liabilities;
Long-term debt	(1,668,991)	(1,664,000)
Derivative financial instruments recorded as liabilities;
Foreign exchange instruments	9,491	9,491
Interest rate swaps and other instruments	(1,236)	(1,236)

B. Qualitative Information about Market Risks

In order to manage potential adverse effects caused by market fluctuations in the financial assets and liabilities, the Company may hedge the market risk of the financial assets and liabilities by using derivative instruments which include foreign exchange forward contracts, foreign currency option contracts, interest swap agreements and currency swap agreements. The Company uses these derivative financial instruments solely for risk hedging purposes and no derivative transactions are held or used for speculative purposes. The financial institutions with which the Company enters derivative agreements are selected based on the defined criteria on credit ratings of those financial institutions. Among the market risks described above, no specific hedging activities are undertaken with regard to the price fluctuations of equity securities held by the Company as marketable securities.

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in, and transactions with, its international operations. Kubota utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flow resulting from accounts receivable and payable and future transactions denominated in foreign currencies (mainly U.S. Dollars, Euros, and Sterling Pound).

The balances of foreign exchange forward contracts and currency swaps as of March 31, 2004 increased compared to the prior year due to the increase in overseas sales.

Interest Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to changes in interest rates are disclosed in Note 5, “Short-Term Borrowings and Long-Term Debt” of the consolidated financial statements. The Company uses interest rate swap agreements to enable the Company to choose between fixed and variable interest rates depending on how the funds are used as well as diversifying funding methods and lowering funding costs.

The Company’s policies in contracting borrowings are as follows:

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

The Company’s management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2004. Based on that evaluation, the Company’s chief executive and chief financial officers concluded that the disclosure controls and procedures were effective as of that date.

No change in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Company’s Board of Corporate Auditors has determined that Mr. Yoshio Suekawa qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Suekawa is a certified public accountant in Japan. He started his career at Lowe Bingham and Lackie (subsequently, Price Waterhouse, Osaka) in 1959. Since then he has worked in several major accounting firms including Deloitte Touche Tohmatsu as a public accountant for more than 40 years. From 1974 to 1976 he worked at the office of Price Waterhouse in Los Angeles. Currently Mr. Suekawa maintains Suekawa Certified Public Accountant Office and is a special visiting professor of the faculty of commerce at Doshisha University. He was elected as one of the Company’s Corporate Auditors at the ordinary general meeting of shareholders held on June 25, 2004. See Item 6.A. for information regarding Mr. Suekawa’s business experience.

Item 16B.	Code of Ethics

The Board of Directors of the Company adopted a “Code of Ethics”, which is applicable to its Chief Executive Officer, Chief Financial Officer, General Manager of Finance & Accounting Department. This Code requires the relevant Officers to act honestly and candidly, including the ethical handling of conflict of interest, and to comply with all applicable laws, accounting standards, rules and regulations of self-regulatory organization, and policies and internal regulation of the Company. The Code also requires the relevant Officers to conduct full, fair, accurate, timely and understandable disclosure in reports and documents which are filed with or submitted to the SEC, and in other communications with the public and prompt internal reporting of violations of this Code. The Code of Ethics has been incorporated by reference as exhibits to this Annual Report.

Item 16C.	Principal Accountant Fees and Services

Policies for Pre-Approval of Audit and Non-Audit Services rendered by Independent Auditors

The Board of Corporate Auditors of the Company consists of five auditors, including three outside corporate auditors. The Board has adopted Pre-Approval Policies and Procedures for Audit and Non-Audit Services (the “Policies”) for the purpose of supervising its independent auditors’ work. The Policies govern external auditors to render audit or non-audit services to the Company. The Policies classify audit and non-audit services into three categories depending on the nature of services and regulate them differently.

The first category includes the following services and they are pre-approved comprehensively.

•	All services necessary to perform audit or review of the Company and any subsidiaries to comply with the rules of the SEC, Commercial Code of Japan, Securities and Exchange Law of Japan, rules and regulation of Stock Exchanges in Japan and any other rules and regulation, and related consultation of accounting procedures and voluntary audit and examination of subsidiaries.

•	Audit-related services, such as due diligence related to merger & acquisition activity, audit of employee benefit plans including audit of pension fund and audit or review of information systems related to accounting.

•	Services and consultation related to the preparation of tax returns.

•	Other services, such as consultation related to information systems other than accounting, consultation related to welfare of employees and training of employees regarding accounting practices.

The second category includes non-audit services which are restricted by the Sarbanes-Oxley act and the rules of SEC to be rendered by the same public accountants which renders audit services to the Company. The Policies prohibits such services to be rendered.

The third category includes additional services other than the above which may be pre-approved by the Board on an individual basis.

No services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Fees and Services of Deloitte Touche Tohmatsu

The following table discloses the aggregate fees accrued or paid to Deloitte Touche Tohmatsu for each of the last two fiscal years:

	(Millions of yen)
	Year ended March 31, 2004	Year ended March 31, 2003
Audit fees	¥191	¥193
Audit-related fees	30	4
Tax fees	70	74
All other fees	15	3

Total	¥306	¥274

Audit fees include fees charged for professional services rendered for audits of the Company’s semi-annual and annual consolidated financial statements, statutory audits of the Company and its subsidiaries.

Audit-related fees include fees charged for assurance and related services such as due diligence, accounting consultations and audits in connection with mergers and acquisitions, employee benefit plan audits, internal control reviews, and consultations concerning financial accounting and reporting standards.

Tax fees include fees charged for services related to tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees include fees charged for services rendered with respect to consultation, design and implementation relating to the Company’s reorganization.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

PART III

Item 17.	Financial Statements

See Consolidated Financial Statements attached hereto.

Item 18.	Financial Statements

Not applicable

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

The financial section of the Company’s 2004 Annual Report to Shareholders

Pages in the Financial Section of 2004 Annual Report to Shareholders
Five-Year Financial Summary of Operations [Information with respect to Item 3 is included ]	11

Segment Information	24 to 25

Consolidated Financial Statements as indicated in accompanying Index to Consolidated Financial Statements	26 to 49

Independent Auditors’ Report	50

1.1 Articles of Incorporation of the Registrant (English translation)

1.2 Share Handling Regulations of the Registrant (English translation)

2.1 Form of Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002)

8.1 List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1 Code of Ethics for Senior Financial Officers of the Registrant (English translation)

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

KUBOTA CORPORATION

Date; September 21, 2004	By	/ s / Yoshiharu Nishiguchi
Yoshiharu Nishiguchi
Director
(Principal Financial and Accounting Officer)

Kubota Corporation and Subsidiaries

Consolidated Financial Statements

and Financial Statements Schedule Comprising

Item 17 of Annual Report on Form 20-F

to Securities and Exchange Commission

for the Years Ended March 31, 2004, 2003, and 2002,

and Independent Auditors’ Report

Kubota Corporation and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Consolidated Financial Statements and Independent Auditors’ Report Included in the Financial Section of the Company’s 2004 Annual Report to Shareholders Attached Hereto and Incorporated by Reference:

Page in Financial Section of Annual Report to Shareholders
Five-Year Financial Summary	11

Segment Information (Years Ended March 31, 2004 and 2003)	24 and 25

Consolidated Balance Sheets (as of March 31, 2004 and 2003)	26 and 27

Consolidated Statements of Income (Years Ended March 31, 2004, 2003, and 2002)	28

Consolidated Statements of Comprehensive Income (Loss) (Years Ended March 31, 2004, 2003, and 2002)	29

Consolidated Statements of Shareholders’ Equity (Years Ended March 31, 2004, 2003, and 2002)	29

Consolidated Statements of Cash Flows (Years Ended March 31, 2004, 2003, and 2002)	30

Notes to Consolidated Financial Statements	31 to 49

Independent Auditors’ Report	50

Financial Statement Schedule and Other Supplemental Information:

Schedule II : Valuation and Qualifying Accounts (Years Ended March 31, 2004, 2003, and 2002)	A

Supplemental Note to Consolidated Financial Statements with Respect to Income Taxes to Conform with Regulation S-X	B

All other schedules and supplemental information are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or in notes thereto.

Independent Auditors’ Report	C

Five-Year Financial Summary

Kubota Corporation and Subsidiaries    Years Ended March 31, 2004, 2003, 2002, 2001, and 2000

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2004	2003	2002	2001	2000	2004

For the year
Net sales	¥930,237	¥926,145	¥965,791	¥984,767	¥974,586	$8,775,821
Percentage of previous year	100.4%	95.9%	98.1%	101.0%	100.9%
Cost of sales	701,727	695,571	729,863	742,516	738,838	6,620,066
Selling, general, and administrative expenses	199,768	181,353	188,713	198,569	200,078	1,884,604
Loss from disposal and impairment of businesses and fixed assets	6,893	19,608	12,791	489	6,499	65,028
Operating income	21,849	29,613	34,424	43,193	29,171	206,123
Cumulative effect of an accounting change	—	—	—	(21,559)	—	—
Net income (loss):	11,700	(8,004)	9,530	9,795	16,428	110,377
Percentage of previous year	—	—	97.3%	59.6%	108.8%
Percentage of net sales	1.3%	(0.9%)	1.0%	1.0%	1.7%
Net income (loss) per common share (Yen and U.S. Dollars):
Basic	¥8.72	¥(5.84)	¥6.78	¥6.95	¥11.65	$0.08
Diluted	8.53	(5.84)	6.67	6.83	11.06	0.08
Net income (loss) per 5 common shares (Yen and U.S. Dollars):
Basic	¥44	¥(29)	¥34	¥35	¥58	$0.42
Diluted	43	(29)	33	34	55	0.41
Pro forma amounts assuming accounting change was applied retroactively:
Net income				¥31,354	¥14,881
Net income per common share (Yen):
Basic				¥22	¥11
Diluted				21	10
Net income per 5 common shares (Yen):
Basic				¥111	¥53
Diluted				104	50
Cash dividends per common share (Yen and U.S. Dollars):	¥6	¥6	¥6	¥6	¥6	$0.06
Cash dividends per 5 common shares (Yen and U.S. Dollars):	¥30	¥30	¥30	¥30	¥30	$0.28

At year-end
Total assets	¥1,124,225	¥1,139,011	¥1,200,117	¥1,290,756	¥1,320,605	$10,605,896
Working capital	266,722	212,986	221,758	211,892	234,639	2,516,245
Long-term debt	144,845	155,966	167,850	182,238	233,257	1,366,462
Total shareholders’ equity	391,082	315,443	394,970	434,979	449,647	3,689,453
Shareholders’ equity per common share outstanding (Yen and U.S. Dollars):	¥291.81	¥234.45	¥284.07	¥308.54	¥318.98	$2.75
Shareholders’ equity per 5 common shares outstanding (Yen and U.S. Dollars):	¥1,459	¥1,172	¥1,420	¥1,543	¥1,595	$13.76

Notes:	1.	The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥106=US$1. See Note 1 to the consolidated financial statements.
	2.	The Company has not accounted for a nonmonetary security exchange transaction in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
	3.	Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
	4.	Pro forma data reflect the effect of an accounting change in retirement and pension costs to account for actuarial gains and losses in accordance with its current policy as described in Note 6 to the consolidated financial statements.
	5.	Working capital is the amount of total current assets less total current liabilities in the consolidated balance sheets.

11

SEGMENT INFORMATION

The following segment information for the years ended March 31, 2004 and 2003, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Industry Segments

	Millions of Yen
Year Ended March 31, 2004	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥501,551	¥175,178	¥115,721	¥51,823	¥085,964	¥930,237	¥—	¥930,237
Intersegment	32	6,923	696	—	19,756	27,407	(27,407)	—

Total	501,583	182,101	116,417	51,823	105,720	957,644	(27,407)	930,237
Cost of sales and operating expenses	447,559	187,783	116,286	58,219	107,136	916,983	(8,595)	908,388

Operating income (loss)	¥54,024	¥(5,682)	¥131	¥(6,396)	¥(1,416)	¥40,661	¥(18,812)	¥21,849

Identifiable assets at March 31, 2004	¥512,885	¥204,764	¥101,086	¥30,576	¥079,253	¥928,564	¥195,661	¥1,124,225
Depreciation	12,713	7,440	927	1,691	2,086	24,857	2,397	27,254
Capital expenditures	13,096	2,504	2,711	567	1,550	20,428	968	21,396

	Millions of Yen
Year Ended March 31, 2003	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥444,169	¥177,217	¥136,381	¥64,350	¥104,028	¥926,145	¥—	¥926,145
Intersegment	480	7,678	1,053	20	19,983	29,214	(29,214)	—

Total	444,649	184,895	137,434	64,370	124,011	955,359	(29,214)	926,145
Cost of sales and operating expenses	387,953	182,963	128,423	64,338	141,153	904,830	(8,298)	896,532

Operating income (loss)	¥56,696	¥1,932	¥9,011	¥32	¥(17,142)	¥50,529	¥(20,916)	¥29,613

Identifiable assets at March 31, 2003	¥487,841	¥222,708	¥116,136	¥77,515	¥106,027	¥1,010,227	¥128,784	¥1,139,011
Depreciation	13,717	8,032	748	2,820	10,571	35,888	2,606	38,494
Capital expenditures	14,159	5,354	782	1,117	8,582	29,994	5,851	35,845

	Thousands of U.S. Dollars
Year Ended March 31, 2004	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Building Materials & Housing	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	$4,731,613	$1,652,623	$1,091,708	$488,896	$0,810,981	$8,775,821	$—	$8,775,821
Intersegment	302	65,311	6,566	—	186,377	258,556	(258,556)	—

Total	4,731,915	1,717,934	1,098,274	488,896	997,358	9,034,377	(258,556)	8,775,821
Cost of sales and operating expenses	4,222,255	1,771,538	1,097,038	549,236	1,010,716	8,650,783	(81,085)	8,569,698

Operating income (loss)	$509,660	$(53,604)	$1,236	$(60,340)	$(13,358)	$383,594	$(177,471)	$206,123

Identifiable assets at March 31, 2004	$4,838,538	$1,931,736	$953,641	$288,453	$747,670	$8,760,038	$1,845,858	$10,605,896
Depreciation	119,934	70,189	8,745	15,953	19,679	234,500	22,613	257,113
Capital expenditures	123,547	23,623	25,575	5,349	14,623	192,717	9,132	201,849

Geographic Segments

	Millions of Yen
Year Ended March 31, 2004	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥675,442	¥188,767	¥66,028	¥930,237	¥—	¥930,237
Intersegment	154,741	2,656	1,949	159,346	(159,346)	—

Total	830,183	191,423	67,977	1,089,583	(159,346)	930,237
Cost of sales and operating expenses	815,158	172,195	63,338	1,050,691	(142,303)	908,388

Operating income	¥15,025	¥19,228	¥4,639	¥38,892	¥(17,043)	¥21,849

Identifiable assets at March 31, 2004	¥752,041	¥177,163	¥44,290	¥973,494	¥150,731	¥1,124,225

	Millions of Yen
Year Ended March 31, 2003	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥712,964	¥158,051	¥55,130	¥926,145	¥—	¥926,145
Intersegment	124,213	2,439	1,268	127,920	(127,920)	—

Total	837,177	160,490	56,398	1,054,065	(127,920)	926,145
Cost of sales and operating expenses	807,122	144,348	52,720	1,004,190	(107,658)	896,532

Operating income	¥30,055	¥16,142	¥3,678	¥49,875	¥(20,262)	¥29,613

Identifiable assets at March 31, 2003	¥840,053	¥161,664	¥42,623	¥1,044,340	¥94,671	¥1,139,011

	Thousands of U.S. Dollars
Year Ended March 31, 2004	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	$6,372,094	$1,780,821	$622,906	$8,775,821	$—	$8,775,821
Intersegment	1,459,821	25,056	18,387	1,503,264	(1,503,264)	—

Total	7,831,915	1,805,877	641,293	10,279,085	(1,503,264)	8,775,821
Cost of sales and operating expenses	7,690,170	1,624,481	597,528	9,912,179	(1,342,481)	8,569,698

Operating income	$141,745	$181,396	$43,765	$366,906	$(160,783)	$206,123

Identifiable assets at March 31, 2004	$7,094,726	$1,671,349	$417,830	$9,183,905	$1,421,991	$10,605,896

Sales by Region

	Millions of Yen				Thousands of U.S. Dollars
Years Ended March 31, 2004 and 2003	2004		2003		2004

Japan	¥643,346	69.2%	¥684,254	73.9%	$6,069,302
Overseas:
North America	189,273	20.3	158,386	17.1	1,785,594
Other Areas	97,618	10.5	83,505	9.0	920,925

Subtotal	286,891	30.8	241,891	26.1	2,706,519

Total	¥930,237	100.0%	¥926,145	100.0%	$8,775,821

Sales by region represent sales to unaffiliated customers based on the customers’ locations.

Consolidated Balance Sheets

Kubota Corporation and Subsidiaries    March 31, 2004 and 2003

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	¥81,221	¥67,362	$766,236
Short-term investments (Note 4)	3,001	10	28,311
Notes and accounts receivable (Notes 3 and 15):
Trade notes	73,834	81,588	696,547
Trade accounts	206,609	252,537	1,949,142
Finance receivables—net	114,713	90,338	1,082,198
Less: Allowance for doubtful notes and accounts receivable	(3,054)	(4,089)	(28,811)
Inventories (Note 2)	142,973	151,245	1,348,802
Other current assets (Notes 9 and 15)	62,105	53,359	585,896

Total current assets	681,402	692,350	6,428,321

Investments:
Investments in and advances to affiliated companies (Note 3)	12,982	12,119	122,472
Other investments (Note 4)	148,482	79,959	1,400,773

Total investments	161,464	92,078	1,523,245

Property, plant, and equipment:
Land	81,671	78,552	770,481
Buildings	200,535	195,497	1,891,840
Machinery and equipment	364,572	447,956	3,439,358
Construction in progress	2,313	5,451	21,821

Total	649,091	727,456	6,123,500
Accumulated depreciation	(426,345)	(474,901)	(4,022,123)

Net property, plant, and equipment	222,746	252,555	2,101,377

Other assets (Note 9)	58,613	102,028	552,953

Total	¥1,124,225	¥1,139,011	$10,605,896

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2004	2003	2004

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 5)	¥85,999	¥95,568	$811,311
Trade notes payable	35,309	37,544	333,104
Trade accounts payable	158,397	168,240	1,494,311
Advances received from customers	6,026	7,244	56,849
Notes and accounts payable for capital expenditures	7,747	14,803	73,085
Accrued payroll costs	23,519	23,791	221,877
Accrued expenses	21,545	22,079	203,255
Income taxes payable	15,179	10,150	143,198
Other current liabilities (Note 14)	25,101	24,115	236,802
Current portion of long-term debt (Note 5)	35,858	75,830	338,283

Total current liabilities	414,680	479,364	3,912,075

Long-term liabilities:
Long-term debt (Note 5)	144,845	155,966	1,366,462
Accrued retirement and pension costs (Note 6)	143,679	159,805	1,355,462
Other long-term liabilities (Note 9)	14,293	15,184	134,840

Total long-term liabilities	302,817	330,955	2,856,764

Commitments and contingencies (Note 14)

Minority interests	15,646	13,249	147,604

Shareholders’ equity (Notes 7 and 11):
Common stock, authorized 2,000,000,000 shares; outstanding 1,340,197,124 shares and 1,345,450,014 shares in 2004 and 2003, respectively	78,156	78,156	737,321
Additional paid-in capital	87,263	87,263	823,236
Legal reserve	19,539	19,539	184,330
Retained earnings	204,156	200,517	1,926,000
Accumulated other comprehensive income (loss)	26,075	(48,095)	245,991
Treasury stock (69,611,854 shares and 64,358,964 shares in 2004 and 2003, respectively), at cost	(24,107)	(21,937)	(227,425)

Total shareholders’ equity	391,082	315,443	3,689,453

Total	¥1,124,225	¥1,139,011	$10,605,896

Consolidated Statements of Income

Kubota Corporation and Subsidiaries Years Ended    March 31, 2004, 2003, and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2003	2002	2004

Net sales (Note 3)	¥930,237	¥926,145	¥965,791	$8,775,821
Cost of sales	701,727	695,571	729,863	6,620,066
Selling, general, and administrative expenses	199,768	181,353	188,713	1,884,604
Loss from disposal and impairment of businesses and fixed assets (Note 13)	6,893	19,608	12,791	65,028

Operating income	21,849	29,613	34,424	206,123

Other income (expenses):
Interest and dividend income	7,264	7,622	7,506	68,528
Interest expense	(4,286)	(4,818)	(6,697)	(40,434)
Valuation losses on short-term and other investments	(1,083)	(24,822)	(9,166)	(10,217)
Other—net (Note 8)	3,353	(1,439)	2,616	31,632

Other income (expenses), net	5,248	(23,457)	(5,741)	49,509

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies	27,097	6,156	28,683	255,632

Income taxes (Note 9):
Current	29,255	21,538	22,905	275,991
Deferred	(15,554)	(9,242)	(5,591)	(146,736)

Total income taxes	13,701	12,296	17,314	129,255

Minority interests in earnings of subsidiaries	2,476	2,097	1,660	23,358

Equity in net income (loss) of affiliated companies (Note 3)	780	233	(179)	7,358

Net income (loss)	¥11,700	¥(8,004)	¥9,530	$110,377

	Yen			U.S. Dollars (Note 1)
Net income (loss) per common share (Note 10):
Basic	¥8.72	¥(5.84)	¥6.78	$0.08
Diluted	8.53	(5.84)	6.67	0.08

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Kubota Corporation and Subsidiaries    Years Ended March 31, 2004, 2003, and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2003	2002	2004

Net income (loss)	¥11,700	¥(8,004)	¥9,530	$110,377

Other comprehensive income (loss), net of tax (Note 11):
Foreign currency translation adjustments	(7,535)	(6,366)	9,094	(71,085)
Unrealized gains (losses) on securities	43,368	(11,602)	(32,187)	409,132
Minimum pension liability adjustment	37,565	(30,386)	(10,671)	354,387
Unrealized gains (losses) on derivatives	772	131	(390)	7,283

Other comprehensive income (loss)	74,170	(48,223)	(34,154)	699,717

Comprehensive income (loss)	¥85,870	¥(56,227)	¥(24,624)	$810,094

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Kubota Corporation and Subsidiaries    Years Ended March 31, 2004, 2003, and 2002

		Millions of Yen
	Shares of Common Stock Outstanding (Thousands)	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost

Balance, March 31, 2001	1,409,809	¥78,156	¥87,263	¥19,539	¥215,739	¥34,282	¥—
Net income					9,530
Other comprehensive loss						(34,154)
Cash dividends, ¥6 per common share					(8,459)
Purchases of treasury stock	(19,390)						(6,926)

Balance, March 31, 2002	1,390,419	78,156	87,263	19,539	216,810	128	(6,926)
Net loss					(8,004)
Other comprehensive loss						(48,223)
Cash dividends, ¥6 per common share					(8,289)
Purchases of treasury stock	(44,969)						(15,011)

Balance, March 31, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)
Net income					11,700
Other comprehensive income						74,170
Cash dividends, ¥6 per common share					(8,061)
Purchases of treasury stock	(5,253)						(2,170)

Balance, March 31, 2004	1,340,197	¥78,156	¥87,263	¥19,539	¥204,156	¥26,075	¥(24,107)

	Thousands of U.S. Dollars (Note 1)
		Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost

Balance, March 31, 2003		$737,321	$823,236	$184,330	$1,891,670	$(453,726)	$(206,953)
Net income					110,377
Other comprehensive income						699,717
Cash dividends, $0.06 per common share					(76,047)
Purchases of treasury stock							(20,472)

Balance, March 31, 2004		$737,321	$823,236	$184,330	$1,926,000	$245,991	$(227,425)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kubota Corporation and Subsidiaries    Years Ended March 31, 2004, 2003, and 2002

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2004	2003	2002	2004

Operating activities:
Net income (loss)	¥11,700	¥(8,004)	¥9,530	$110,377
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	27,755	38,804	40,535	261,840
Provision for doubtful receivables	728	817	210	6,868
Provision for (reversal of) accrued retirement and pension costs	48,516	(4,416)	1,267	457,698
Loss (gain) on sales of securities	(3,161)	5	(2,578)	(29,821)
Valuation losses on short-term and other investments	1,083	24,822	9,166	10,217
Loss on disposals of fixed assets	4,122	2,484	1,725	38,887
Impairment loss on fixed assets	1,263	17,403	4,734	11,915
Equity in net loss (income) of affiliated companies	(780)	(233)	179	(7,358)
Deferred income taxes	(15,554)	(9,242)	(5,591)	(146,736)
Change in assets and liabilities, net of effects from sales and transfer of businesses:
Decrease in notes and accounts receivable	13,439	31,649	12,752	126,783
Decrease in inventories	6,954	2,455	23,260	65,604
(Increase) decrease in other current assets	(15,812)	(5,637)	75	(149,170)
Decrease in trade notes and accounts payable	(9,521)	(20,315)	(9,958)	(89,821)
Increase (decrease) in income taxes payable	5,195	(2,332)	(1,310)	49,009
Increase (decrease) in other current liabilities	310	(3,340)	(3,575)	2,925
Other	(568)	(667)	(2,595)	(5,359)

Net cash provided by operating activities	75,669	64,253	77,826	713,858

Investing activities:
Purchases of fixed assets	(26,493)	(33,838)	(32,473)	(249,934)
Purchases of investments and change in advances	9,257	(2,056)	(2,333)	87,330
Proceeds from sales of property, plant, and equipment	3,129	1,803	2,002	29,519
Proceeds from sales of investments	8,182	5,153	7,916	77,189
Proceeds from sale of business	2,562	—	—	24,170
Net (increase) decrease in short-term investments	(2,991)	1,384	1,102	(28,217)
Cash transferred in sale of business	—	—	(10,237)	—
Other	(117)	(39)	(435)	(1,104)

Net cash used in investing activities	(6,471)	(27,593)	(34,458)	(61,047)

Financing activities:
Proceeds from issuance of long-term debt	37,128	65,627	28,202	350,264
Repayments of long-term debt	(74,171)	(45,447)	(71,034)	(699,726)
Net decrease in short-term borrowings	(7,489)	(26,548)	(2,846)	(70,651)
Cash dividends	(8,061)	(8,289)	(8,459)	(76,047)
Purchases of treasury stock	(2,223)	(15,011)	(6,926)	(20,972)
Other	(281)	(341)	(231)	(2,651)

Net cash used in financing activities	(55,097)	(30,009)	(61,294)	(519,783)

Effect of exchange rate changes on cash and cash equivalents	(242)	(272)	276	(2,283)

Net increase (decrease) in cash and cash equivalents	13,859	6,379	(17,650)	130,745

Cash and cash equivalents, beginning of year	67,362	60,983	78,633	635,491

Cash and cash equivalents, end of year	¥81,221	¥67,362	¥60,983	$766,236

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Kubota Corporation and Subsidiaries Years Ended March 31, 2004, 2003, and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kubota Corporation (the “parent company”) and subsidiaries (collectively the “Company”) are one of Japan’s leading manufacturers of a comprehensive range of machinery and other industrial and consumer products, including farm equipment, engines, pipe and fluid systems engineering, industrial castings, environmental control plants, and housing materials and equipment.

The manufacturing operations of the Company are conducted primarily at 19 plants in Japan and at 5 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are not only sold in Japan but are also sold in overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) with the exception of FASB Emerging Issues Task Force (“EITF”) Issue No. 91-5, “Nonmonetary Exchange of Cost-Method Investments” (see Investments). The presentation of segment information required by Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” also has been omitted.

Certain reclassifications have been made to the consolidated financial statements for 2003 and 2002 to conform with classifications used in 2004.

Translation into United States Dollars

The parent company and its domestic subsidiaries maintain their accounts in Japanese yen, the currency of the country in which they are incorporated and principally operate. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2004 of ¥106=US$1, solely for convenience. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. The accounts of certain consolidated subsidiaries that have December 31 fiscal year-ends have been included in the March 31 consolidated financial statements. Intercompany items have been eliminated in consolidation.

Investments mainly in 20%~50%-owned companies (the “affiliated companies”) are accounted for using the equity method of accounting.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities,” which replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation addresses the consolidation by business enterprise of variable interest entities as defined in the interpretation. The Company adopted the provisions of FIN 46R as of March 31, 2004 and such adoption of FIN 46R did not have a material effect on the Company’s consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured.

As for environmental and other plant and equipment, sales are recorded when the installation of plant and equipment is completed and accepted by the customer. For long-term contracts, such sales are recorded under the percentage-of-completion method of accounting. Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. Estimated losses on sales contracts are recorded in the period in which they are identified.

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

Finance Receivables

Finance receivables arise from sales of farm equipment and construction machinery to customers under retail finance agreements. The term of the receivables vary from one to eight years, with interest at rates ranging from 0.0% to 14.5% per annum.

Allowance for Doubtful Receivables

The Company provides an allowance for doubtful notes and receivables. The allowance for doubtful receivables is based on historical collection trends and management’s judgement on the collectibility of these accounts. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any adjustment required to the allowance is reflected in current operations.

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

If EITF 91-5 had been adopted, net loss would have increased by ¥545 million for the year ended March 31, 2003. Net income would have decreased by ¥603 million for the year ended March 31, 2002, and increased by ¥3,081 million for the year ended March 31, 1997. There would have been no impact on operating results for the year ended March 31, 2004. Retained earnings would have decreased by ¥380 million ($3,585 thousand) at March 31, 2004 and at March 31, 2003, with a corresponding increase in accumulated other comprehensive income. These amounts primarily reflect the unrecognized gain on the initial nonmonetary exchange in 1997 and subsequent losses on impairment of the investment in 2003 and 2002.

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

Consideration Given by a Vendor to a Customer

The Company accounts for consideration given to a customer in accordance with EITF01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” EITF01-9 defines the income statement classification of consideration given by a vendor to a customer or a reseller of the vendor’s products. In accordance with EITF01-9, certain sales incentives are deducted from revenue.

Research and Development and Advertising

Research and development and advertising costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general, and administrative expenses.

Net Income and Cash Dividends per Common Share

Basic net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.

Diluted net income per common share reflects the potential dilution and has been computed on the basis that all convertible debentures were converted at the beginning of the year or at the time of issuance (if later). Cash dividends per common share are based on dividends paid during the year.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133,” and No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

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

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of and establishes criteria to determine when a long-lived asset is held for sale, provides guidance on how a long-lived asset that is used should be evaluated for impairment, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No.144 broadens the presentation of discontined operations to include a component of an entity (rather than a segment of a business). In accordance with SFAS No. 144, the Company reviews the carrying value of long-lived assets when events and circumstances indicate that the carrying amount of an asset may not be recoverable. In such an event, the estimated future undiscounted cash flows associated with the asset is compared with the carrying value of the asset to determine if a write-down is required. If this evaluation indicates that the carrying value exceeds its estimated future cash flows of the long-lived asset, the Company recognizes an impairment loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved.

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2004, 2003, and 2002, time deposits with original maturities of three months or less amounting to ¥7,866 million ($74,208 thousand), ¥14,945 million, and ¥13,209 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥4,459 million ($42,066 thousand), ¥4,759 million, and ¥7,123 million, and for income taxes amounted to ¥24,030 million ($226,698 thousand), ¥24,117 million, and ¥24,351 million in 2004, 2003, and 2002, respectively.

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

New Accounting Standards

In November 2003, EITF reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairment and its application to debt and equity investments. The EITF consensus will be effective prospectively for all relevant current and future investments in reporting periods beginning after June 15, 2004. The Company is currently reviewing the EITF consensus to determine its impact on future financial statements.

2. INVENTORIES

Inventories at March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004

Manufacturing:
Finished products	¥85,434	¥88,810	$805,981
Spare parts	17,547	16,869	165,538
Work in process	20,640	23,860	194,717
Raw materials and supplies	14,865	14,804	140,236

Subtotal	138,486	144,343	1,306,472
Real estate:
Completed projects, land to be developed, and projects under development	4,487	6,902	42,330

	¥142,973	¥151,245	$1,348,802

The Company wrote down the value of completed projects, land to be developed, and projects under development by ¥363 million ($3,425 thousand) and ¥45 million in 2004 and 2003, respectively, due to the slumping real estate market in Japan. These amounts were included in cost of sales in the consolidated statements of income.

3. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Investments in and advances to affiliated companies at March 31, 2004 and 2003 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004

Investments	¥12,385	¥10,069	$116,840
Advances	597	2,050	5,632

	¥12,982	¥12,119	$122,472

A summary of financial information of affiliated companies is as follows:

		Millions of Yen		Thousands of U.S. Dollars
At March 31, 2004 and 2003		2004	2003	2004

Current assets		¥77,416	¥65,787	$730,340
Noncurrent assets		62,084	54,961	585,698

Total assets		139,500	120,748	1,316,038
Current liabilities		70,944	70,055	669,283
Noncurrent liabilities		37,162	23,839	350,585

Net assets		¥31,394	¥26,854	$296,170

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31, 2004, 2003, and 2002	2004	2003	2002	2004

Net sales	¥153,819	¥174,233	¥183,161	$1,451,123
Cost of sales	115,154	133,671	140,597	1,086,358
Other income—net	995	1,860	2,010	9,387
Net income	2,236	1,711	2,167	21,094

Trade notes and accounts receivable from affiliated companies at March 31, 2004 and 2003 were ¥23,875 million ($225,236 thousand) and ¥27,164 million, respectively.

Sales to affiliated companies aggregated ¥74,886 million ($706,472 thousand), ¥82,433 million, and ¥86,250 million in 2004, 2003, and 2002, respectively.

Cash dividends received from affiliated companies were ¥486 million ($ 4,585 thousand), ¥523 million, and ¥457 million in 2004, 2003, and 2002, respectively.

4. SHORT-TERM AND OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2004 and 2003 were as follows:

	Millions of Yen
	2004				2003
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses

Short-term investments:
Available-for-sale:
Corporate debt securities	¥3,001	¥3,001	¥—	¥—	¥10	¥10	¥—	¥—

Other investments:
Available-for-sale:
Equity securities of financial institutions	22,307	89,682	67,375	—	24,477	33,033	8,558	2
Other equity securities	19,431	44,463	25,289	257	21,961	32,361	12,369	1,969
Government debt securities	795	845	50	—	793	865	72	—
Corporate debt securities	813	850	37	—	800	774	—	26

	¥46,347	¥138,841	¥92,751	¥257	¥48,041	¥67,043	¥20,999	¥1,997

	Thousands of U.S. Dollars
	2004
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses

Short-term investments:
Available-for-sale:
Corporate debt securities	$28,311	$28,311	$—	$—

Other investments:
Available-for-sale:
Equity securities of financial institutions	210,444	846,057	635,613	—
Other equity securities	183,311	419,462	238,575	2,424
Government debt securities	7,500	7,972	472	—
Corporate debt securities	7,670	8,019	349	—

	$437,236	$1,309,821	$875,009	$2,424

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥12,642 million ($119,264 thousand) and ¥12,926 million at March 31, 2004 and 2003, respectively.

Gross unrealized holding losses and fair values on available-for-sale securities at March 31, 2004 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of Yen
	2004
	Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses

Other investments:
Available-for-sale:
Other equity securities	¥328	¥26	¥1,103	¥231

	Thousands of U.S. Dollars
	2004
	Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses

Other investments:
Available-for-sale:
Other equity securities	$3,094	$245	$10,406	$2,179

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2004, 2003, and 2002 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004

Proceeds from sales	¥8,182	¥5,153	¥7,916	$77,189
Gross realized gains	3,228	654	3,739	30,453
Gross realized losses	(67)	(659)	(1,161)	(632)

At March 31, 2004, the cost of debt securities classified as available-for-sale due within one year, due after one year through five years, and due after five years were ¥3,001 million ($28,311 thousand), ¥795 million ($7,500 thousand), and ¥800 million ($7,547 thousand), respectively.

For the years ended March 31, 2004, 2003, and 2002, valuation losses on short-term and other investments were recognized to reflect the decline in fair value considered to be other than temporary totaling ¥1,083 million ($10,217 thousand), ¥24,822 million, and ¥9,166 million, respectively.

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2004 and 2003 consisted of notes payable to banks. Stated annual interest rates of short-term borrowings ranged primarily from 0.29% to 1.68% and from 0.29% to 2.07% at March 31, 2004 and 2003, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2004 and 2003 were 0.9% and 1.1%, respectively.

Available lines of credit with certain banks totaled ¥30,000 million ($283,019 thousand) at March 31, 2004 and 2003, respectively. No amounts were outstanding as of March 31, 2004 and 2003.

Long-term debt at March 31, 2004 and 2003 consisted of the following:

		Millions of Yen		Thousands of U.S. Dollars
	Years Ending March 31	2004	2003	2004

Unsecured bonds:
1.475% Yen bonds	2004	¥—	¥10,000	$—
2.7% Yen bonds	2004	—	10,000	—
1.8% Yen bonds	2006	10,000	10,000	94,340

Unsecured convertible bonds:
0.8% Yen bonds	2004	—	29,756	—
0.85% Yen bonds	2005	19,513	19,513	184,085
0.9% Yen bonds	2006	18,627	18,627	175,726

Loans, principally from banks and insurance companies, maturing on various dates through 2016:
Collateralized		—	179	—
Unsecured		128,773	129,384	1,214,839
Capital lease obligations		3,790	4,337	35,755

Total		180,703	231,796	1,704,745
Less current portion		(35,858)	(75,830)	(338,283)

		¥144,845	¥155,966	$1,366,462

The interest rates on unsecured bonds and unsecured convertible bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed and the weighted average rates at March 31, 2004 and 2003 were 1.4% and 1.6%, respectively.

Annual maturities of long-term debt at March 31, 2004 were as follows:

Years ending March 31,	Millions of Yen	Thousands of U.S. Dollars

2005	¥35,858	$338,283
2006	52,991	499,915
2007	29,670	279,906
2008	23,020	217,170
2009	17,240	162,641
2010 and thereafter	21,924	206,830

Total	¥180,703	$1,704,745

The conversion price of the unsecured yen convertible bonds is ¥769 per share, which exceeded the fair value of the stock on the debt issuance date, and the number of shares into which outstanding bonds were convertible at March 31, 2004 totaled 49,597 thousand shares.

As is customary in Japan, the Company maintains deposit balances with banks and other financial institutions with which the Company has short- or long-term borrowing arrangements. Such deposit balances are not legally or contractually restricted as to withdrawal.

Certain of the loan agreements provide that the lender or trustees for lenders may require the Company to submit for approval proposals to pay dividends. Certain of the loan agreements also provide that the lender may require the Company to provide additional collateral. As is customary in Japan, collateral must be pledged if requested by a lending bank, and banks have the right to offset cash deposited with them against any long- or short-term debt or obligation that becomes due and, in case of default and certain other specified events, against all debt payable to the banks. The Company has never received any such requests.

6. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

Among them, the parent company has an unfunded severance indemnity plan which covers substantially all of its employees. Employees who terminate their employment receive benefits in the form of lump-sum payments. Benefits to be received under the plan were previously determined based on the rate of pay at the time of termination, length of service, and certain other factors. Beginning in April 2003, the Company introduced a point-evaluation system, where benefits are paid based on acquired points. Points are acquired based on job title and performance. The new point-evaluation is being adopted gradually by job-class.

The parent company also has a contributory defined benefit pension plan covering all of its employees (the “Contributory Plan”). The Contributory Plan consists of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law and a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of the management. The corporate portion consists of a lifetime pension plan and a limited annuity plan. Employees who terminate receive benefits from the substitutional portion in the form of annuity payments, and have the option to receive benefits from the corporate portion in the form of lump-sum payments or annuity payments. Benefits are determined based on the average pay for the periods of service and a factor determined by the date of birth and length of service for the substitutional portion, and on the rate of pay at the time of termination, the length of service, and reason for retirement for the corporate portion. Annual contributions are made by the parent company and employees in accordance with the contribution formula stipulated by the government for the substitutional portion. Annual contributions are made by the parent company for an amount determined on the basis of an accepted actuarial method for the corporate portion. The Contributory Plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks, are invested primarily in corporate and government bonds and stocks.

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

In April 2003, the Company terminated its noncontributory defined benefit pension plan and transferred the related plan assets and obligations to the corporate portion of the Contributory Plan. The transfer had no effect on the Company’s aggregate benefit obligations, plan assets, or net periodic benefit cost.

The Company’s measurement date of benefit obligations and plan assets is March 31.

Net periodic benefit cost for the unfunded severance indemnity plan, the Contributory Plan, and noncontributory defined benefit pension plan of the parent company and for the unfunded severance indemnity plans and noncontributory defined benefit pension plans of certain subsidiaries for the years ended March 31, 2004, 2003, and 2002 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004

Service cost	¥9,458	¥10,128	¥10,884	$89,226
Interest cost	8,502	9,600	9,719	80,208
Expected return on plan assets	(4,999)	(5,862)	(6,099)	(47,160)
Amortization of transition obligation	1,124	1,615	1,615	10,604
Amortization of prior service cost (benefit)	(230)	(797)	594	(2,170)
Recognized actuarial loss	52,141	5,591	590	491,896

Actuarial periodic benefit cost	65,996	20,275	17,303	622,604
Employee contributions	—	(1,005)	(1,260)	—

Net periodic benefit cost	¥65,996	¥19,270	¥16,043	$622,604

Weighted-average assumptions used in calculating benefit obligations and net periodic benefit cost were as follows:

	2004	2003
Benefit obligations at March 31:
Discount rate	2.5%	2.5%
Rate of compensation increase	6.5%	6.5%

	2004	2003	2002
Net periodic benefit cost for the year ended March 31:
Discount rate	2.5%	3.0%	3.0%
Expected return on plan assets	3.5%	3.5%	3.5%
Rate of compensation increase	6.5%	6.5%	6.5%

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years, the current and expected components of plan assets, and anticipated market trends. The Company anticipates that the plan’s investments will generate long-term returns of 3.5%, which is based on an asset allocation assumption of 45% of debt securities, with an expected rate of return of 1.0%, and 55% of equity securities, with an expected rate of return of 5.5%. The Company believes that 3.5% is a reasonable long-term rate of return despite an actual return on plan assets in the past 10 years of 2.2%, as significant losses on plan assets were incurred from fiscal 2001 to 2003 caused by the recent market downturn. Based on current economic conditions, the Company expects better returns on its plan assets in the future.

Pension plan weighted-average asset allocations by asset category were as follows:

	2004	2003
Equity securities	31.5%	46.8%
Debt securities	22.7%	43.5%
Cash	45.1%	1.8%
Other	0.7%	7.9%

	100.0%	100.0%

The Company’s investment policy is to invest in equity securities and debt securities of companies in Japan and overseas primarily in Europe and U.S. in order to diversify risk. The Company believes that investment in equity securities of 45% and debt securities of 55% is a proper allocation ratio and is consistent with the Company’s investment objectives.

Plan assets at March 31, 2004 consist of a significant amount of cash to be transferred to the government in connection with the transfer to the Japanese government of the substitutional portion of employee pension fund liabilities and assets.

Employer contributions to pension plans for the year ending March 31, 2005 are expected to be ¥15,667 million ($147,802 thousand).

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with accumulated benefit obligations and aggregate information for accumulated benefit obligations in excess of plan assets, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004

Change in benefit obligations:
Benefit obligations at beginning of year	¥353,138	¥331,827	$3,331,490
Service cost, less employee contributions	9,458	9,123	89,226
Interest cost	8,502	9,600	80,208
Employee contributions	—	1,005	—
Amendments	—	3,164	—
Actuarial loss	1,480	23,915	13,962
Benefits paid (settlement)	(4,538)	(13,154)	(42,811)
Benefits paid (other)	(13,806)	(12,126)	(130,245)
Foreign currency exchange rate changes	184	(216)	1,736

Benefit obligations at end of year	¥354,418	¥353,138	$3,343,566

Change in plan assets:
Fair value of plan assets at beginning of year	¥155,989	¥188,749	$1,471,594
Actual return on plan assets	37,641	(31,587)	355,104
Employer contributions	12,647	12,792	119,311
Employee contributions	—	1,005	—
Benefits paid (settlement)	(801)	(2,669)	(7,557)
Benefits paid (other)	(13,806)	(12,126)	(130,245)
Foreign currency exchange rate changes	147	(175)	1,387

Fair value of plan assets at end of year	¥191,817	¥155,989	$1,809,594

Plans’ funded status at end of year:
Funded status	¥(162,601)	¥(197,149)	$(1,533,972)
Unrecognized actuarial loss	37,733	121,036	355,972
Unrecognized prior service benefit	(5,350)	(5,580)	(50,472)
Unrecognized net obligation at the date of initial application of SFAS No. 87*	—	1,124	—

Net amount recognized	¥(130,218)	¥(80,569)	$(1,228,472)

Amounts recognized in the consolidated balance sheets:
Accrued retirement and pension costs	¥(143,679)	¥(159,805)	$(1,355,462)
Prepaid expenses for benefit plans, included in other assets	601	497	5,669
Intangible assets, included in other assets	6,869	7,951	64,802
Accumulated other comprehensive income	5,991	70,788	56,519

Net amount recognized	¥(130,218)	¥(80,569)	$(1,228,472)

Accumulated benefit obligations:
Accumulated benefit obligations at end of year	¥322,944	¥318,414	$3,046,642

Retirement and pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥353,015	¥352,018	$3,330,330
Accumulated benefit obligations	321,541	317,294	3,033,406
Fair value of plan assets	190,328	154,768	1,795,547

* SFAS No. 87, “Employers’ Accounting for Pensions”

The unrecognized prior service costs (benefits) due to amendments of the benefit plans are being amortized over approximately 14 years.

The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period (approximately 15 years).

7. SHAREHOLDERS’ EQUITY

Japanese companies are subject to the Japanese Commercial Code (the “Code”).

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

The Code allows for an appropriation of retained earnings applicable to each fiscal period to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings which may be available for dividends by resolution of the shareholders.

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

Certain adjustments, not recorded on the parent company’s books, are reflected in the consolidated financial statements. At March 31, 2004, retained earnings, less treasury stock, recorded on the parent company’s books of account were ¥164,340 million ($1,550,377 thousand).

The Code allows companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders’ meeting and dispose of such treasury stock by resolution of the Board of Directors. The Code also allows for the repurchase of treasury stock by resolution of the Board of Directors under the authorization of the Company’s article of incorporation after September 25, 2003. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital, or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders’ meeting.

The parent company may purchase, pursuant to a resolution of the Board of Directors, its own shares for their retirement, up to 50 million shares or ¥20,000 million ($188,679 thousand). Any shares of common stock, in whole or in part, are subject to such purchases made for the purpose of retirement. Approximately 5 million shares and 45 million shares amounting to ¥2,179 million ($20,557 thousand) and ¥14,875 million were purchased under the above resolution during the years ended March 31, 2004 and 2003, respectively.

On May 14, 2004, the Board of Directors resolved to retire 69 million shares of treasury stock on June 30, 2004. At the general shareholders’ meeting to be held on June 25, 2004, the articles of incorporation will be amended to authorize the Board of Directors to repurchase treasury stock.

8. OTHER INCOME (EXPENSES), NET

Other—net as shown in other income (expenses) for the years ended March 31, 2004, 2003, and 2002 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004

Gain (loss) on sales of securities—net	¥3,161	¥(5)	¥2,578	$29,821
Foreign exchange (loss) gain—net	(1,534)	(2,482)	561	(14,472)
Other—net	1,726	1,048	(523)	16,283

	¥3,353	¥(1,439)	¥2,616	$31,632

9. INCOME TAXES

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2004 and 2003 were as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2004		2003		2004
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Allowance for doubtful receivables	¥2,010	¥47	¥2,960	¥61	$18,962	$443
Intercompany profits	8,664	—	11,497	—	81,736	—
Adjustments of investment securities	11,889	37,597	15,051	8,508	112,160	354,689
Write-downs of inventories and fixed assets	13,541	—	13,494	—	127,745	—
Enterprise tax	1,226	—	832	—	11,566	—
Accrued bonus	6,193	—	5,448	—	58,425	—
Retirement and pension costs	57,261	—	64,032	—	540,198	—
Unremitted earnings of foreign subsidiaries and affiliates	—	3,203	—	2,748	—	30,217
Other temporary differences	11,056	3,696	11,673	3,252	104,302	34,868
Tax loss and credit carryforwards	10,950	—	8,276	—	103,302	—

Subtotal	122,790	44,543	133,263	14,569	1,158,396	420,217
Less valuation allowance	22,913	—	20,759	—	216,160	—

	¥99,877	¥44,543	¥112,504	¥14,569	$942,236	$420,217

Net deferred tax balances at March 31, 2004 and 2003 were reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004

Other current assets	¥22,243	¥23,781	$209,840
Other assets	33,765	74,451	318,538
Other long-term liabilities	(674)	(297)	(6,359)

Net deferred tax assets	¥55,334	¥97,935	$522,019

During the year ended March 31, 2003, the normal statutory tax rate used in the calculation of deferred tax assets and deferred tax liabilities was decreased from 42.0% to 40.6% effective April 1, 2004.

The provision for income taxes for the year ended March 31, 2003 included a ¥1,789 million adjustment to record the impact on deferred tax assets and liabilities for the change in the enacted tax rate.

A valuation allowance is recorded against the deferred tax assets for items which may not be realized. The net changes in the valuation allowance for the years ended March 31, 2004, 2003, and 2002 were an increase of ¥2,154 million ($20,321 thousand), an increase of ¥4,881 million, and an increase of ¥3,424 million, respectively. Such changes were due primarily to the nonrealization of tax benefits regarding operating losses of subsidiaries.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2004.

At March 31, 2004, the tax loss carryforwards in the aggregate amounted to approximately ¥26,000 million ($245,283 thousand), which are available to offset future taxable income, and will expire in the period from 2005 through 2009.

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2004 differed from the normal Japanese statutory tax rates as follows:

	2004	2003	2002

Normal Japanese statutory tax rates	42.0%	42.0%	42.0%
Increase (decrease) in taxes resulting from:
Increase in valuation allowance	13.8	108.8	11.9
Permanently nondeductible expenses	3.7	14.0	2.7
Nontaxable dividend income	(0.4)	(3.0)	(2.0)
Inhabitant tax per capita	0.7	3.0	0.6
Change in tax rate	(0.7)	29.1	—
Provisions for taxes on unremitted earnings of foreign subsidiaries	—	—	5.1
Extra tax deduction on expenses for research and development	(8.1)	—	—
Other—net	(0.4)	5.8	0.1

Effective income tax rates	50.6%	199.7%	60.4%

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

10. NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computation for the years ended March 31, 2004, 2003, and 2002 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004

Net income (loss)	¥11,700	¥(8,004)	¥9,530	$110,377
Effect of dilutive convertible bonds	337	—	428	3,180

Diluted net income (loss)	¥12,037	¥(8,004)	¥9,958	$113,557

	Number of Shares (Thousands)
Weighted average common shares outstanding	1,342,386	1,370,382	1,405,564
Effect of dilutive convertible bonds	68,944	—	88,291

Diluted common shares outstanding	1,411,330	1,370,382	1,493,855

11. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss), including reclassification adjustments and tax effects for the years ended March 31, 2004, 2003, and 2002, are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004			2004
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(7,786)	¥211	¥(7,575)	$(73,453)	$1,991	$(71,462)
Reclassification adjustment for losses realized in net income	40	—	40	377	—	377

	(7,746)	211	(7,535)	(73,076)	1,991	(71,085)

Unrealized gains on securities:
Unrealized gains on securities arising during period	75,094	(30,492)	44,602	708,434	(287,660)	420,774
Reclassification adjustment for gains realized in net income	(2,078)	844	(1,234)	(19,604)	7,962	(11,642)

	73,016	(29,648)	43,368	688,830	(279,698)	409,132

Minimum pension liability adjustment	64,797	(27,232)	37,565	611,293	(256,906)	354,387

Unrealized gains on derivatives:
Unrealized gains on derivatives arising during period	3,751	(1,573)	2,178	35,387	(14,840)	20,547
Reclassification adjustments for gains realized in net income	(2,424)	1,018	(1,406)	(22,868)	9,604	(13,264)

	1,327	(555)	772	12,519	(5,236)	7,283

Other comprehensive income	¥131,394	¥(57,224)	¥74,170	$1,239,566	$(539,849)	$699,717

	Millions of Yen
	2003
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(6,482)	¥316	¥(6,166)
Reclassification adjustment for gains realized in net income	(200)	—	(200)

	(6,682)	316	(6,366)

Unrealized losses on securities:
Unrealized losses on securities arising during period	(44,827)	18,825	(26,002)
Reclassification adjustment for losses realized in net income	24,827	(10,427)	14,400

	(20,000)	8,398	(11,602)

Minimum pension liability adjustment	(52,389)	22,003	(30,386)

Unrealized gains on derivatives:
Unrealized gains on derivatives arising during period	1,043	(442)	601
Reclassification adjustments for gains realized in net income	(811)	341	(470)

	232	(101)	131

Other comprehensive loss	¥(78,839)	¥30,616	¥(48,223)

	Millions of Yen
	2002
	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥9,571	¥(492)	¥9,079
Reclassification adjustment for losses realized in net income	15	—	15

	9,586	(492)	9,094

Unrealized losses on securities:
Unrealized losses on securities arising during period	(62,084)	26,076	(36,008)
Reclassification adjustment for losses realized in net income	6,588	(2,767)	3,821

	(55,496)	23,309	(32,187)

Minimum pension liability adjustment	(18,399)	7,728	(10,671)

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(2,673)	1,122	(1,551)
Reclassification adjustments for losses realized in net income	2,001	(840)	1,161

	(672)	282	(390)

Other comprehensive loss	¥(64,981)	¥30,827	¥(34,154)

The balances of each classification within accumulated other comprehensive income (loss) were as follows:

	Millions of Yen
	Cumulative Translation Adjustments	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income (Loss)

Balance, April 1, 2003	¥(3,910)	¥(2,869)	¥(41,057)	¥(259)	¥(48,095)
Current—period change	(7,535)	43,368	37,565	772	74,170

Balance, March 31, 2004	¥(11,445)	¥40,499	¥(3,492)	¥513	¥26,075

	Thousands of U.S. Dollars
	Cumulative Translation Adjustments	Unrealized Gains (Losses) on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income (Loss)

Balance, April 1, 2003	$(36,887)	$(27,066)	$(387,330)	$(2,443)	$(453,726)
Current—period change	(71,085)	409,132	354,387	7,283	699,717

Balance, March 31, 2004	$(107,972)	$382,066	$(32,943)	$4,840	$245,991

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

The following table provides information regarding the Company’s derivative financial instruments related to foreign currency exchange transactions as of March 31, 2004, which was translated into Japanese yen at the year-end currency exchange rate.

Foreign Exchange Forward Contracts and Currency Swaps

		Millions of Yen	Thousands of U.S. Dollars
Maturities, Years Ending March 31		2005	2005

Sell U.S. Dollar, buy Yen	Receive	¥33,856	$319,396
	Pay	33,284	314,000

Sell Euro, buy Yen	Receive	6,661	62,840
	Pay	6,461	60,953

Sell Euro, buy U.S. Dollar	Receive	193	1,821
	Pay	201	1,896

Sell Sterling Pound, buy Yen	Receive	405	3,821
	Pay	386	3,642

Sell Sterling Pound, buy Euro	Receive	472	4,453
	Pay	466	4,396

Sell Yen, buy U.S. Dollar	Receive	62	585
	Pay	70	660

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 5. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

The following table provides information, by maturity date, about the Company’s interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2004, which are translated into Japanese yen at the year-end currency exchange rate.

Interest Rate Swap Contracts

	Weighted Average Rate		Notional Amount
Maturities, Years Ending March 31,	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars

2005	0.85%	1.67%	¥30,422	$287,000
2006	0.78	1.48	23,962	226,057
2007	0.22	0.73	9,044	85,321
2008	0.21	0.79	6,544	61,736
2009	0.19	0.81	4,500	42,453

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the net losses on derivatives included in accumulated other comprehensive income at March 31, 2004 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company’s short-term and other investments are exposed to changes in equity price risks and consist entirely of available-for-sale securities. Fair value and other information for such equity securities is disclosed in Note 4.

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2004 and 2003:

	Millions of Yen				Thousands of U.S. Dollars
	2004		2003		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets:
Finance receivables	¥113,819	¥107,452	¥89,280	¥87,408	$1,073,764	$1,013,698
Other investments	148,482	148,482	79,959	79,959	1,400,773	1,400,773
Financial liabilities:
Long-term debt	(176,913)	(176,384)	(227,459)	(229,112)	(1,668,991)	(1,664,000)
Derivative financial instruments recorded as liabilities:
Foreign exchange instruments	1,006	1,006	(145)	(145)	9,491	9,491
Interest rate swaps and other instruments	(131)	(131)	(283)	(283)	(1,236)	(1,236)

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

13. SUPPLEMENTAL EXPENSE INFORMATION

Amounts of certain costs and expenses for the years ended March 31, 2004, 2003, and 2002 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004

Research and development expenses	¥23,261	¥26,405	¥30,186	$219,443
Advertising costs	9,638	9,534	10,464	90,925
Shipping and handling costs	39,137	37,725	36,858	369,217

Loss from disposal and impairment of business and fixed assets for the year ended March 31, 2004 includes a loss of ¥1,263 million ($11,915 thousand) resulting from the impairment of long-lived assets and a loss of ¥4,122 million ($38,887 thousand) resulting primarily from the disposal of certain fixed assets related to the roofing and siding materials business.

Loss from disposal and impairment of business and fixed assets for the year ended March 31, 2003 includes a loss of ¥16,792 million resulting from the impairment of long-lived assets, primarily the land and buildings of a golf course held and operated by the Company with a fair value of ¥730 million. As a result of the significant deterioration of the golf business, the Company evaluated the recoverability of related assets and recognized an impairment loss. The fair value of the golf course was determined by the expected cash flow approach.

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

14. COMMITMENTS AND CONTINGENCIES

The Company accounts for guarantees in accordance with FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires that a guarantor be required to recognize a liability at the inception of a guarantee.

At March 31, 2004, the Company was contingently liable for trade notes with maturities of principally one to three months discounted with banks in the amount of ¥2,746 million ($25,906 thousand), which are accounted for as sales when discounted. The banks retain a right of recourse against the Company in the event of nonpayment by customers, for which the Company’s management believes that the recourse is remote from exercise. The Company is contingently liable as guarantor of the indebtedness of distributors, including affiliated companies, and customers for their borrowings from financial institutions. The Company is also contingently liable as guarantor of the housing loans of employees. The Company would have to perform under these guarantees in the events of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers and of 1 year to 20 years for employees with housing loans.

Maximum potential amounts of undiscounted future payments of these financial guarantees as of March 31, 2004 were as follows:

	Millions of Yen	Thousands of U.S. Dollars

Borrowings of distributors and customers	¥1,762	$16,623
Housing loans of employees	2,209	20,839

Total	¥3,971	$37,462

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

In connection with this investigation, on December 24, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000 and continued through the year ended March 31, 2004. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such an unfavorable outcome or the amount of related losses, if any.

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements.

Future minimum lease payments required under capital and noncancelable operating leases that have initial or remaining lease term in excess of one year as of March 31, 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
Years ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases

2005	¥2,221	¥392	$20,953	$3,698
2006	1,157	130	10,915	1,226
2007	516	67	4,868	632
2008	—	63	—	594
2009	—	62	—	585
2010 and thereafter	—	310	—	2,925

Total minimum lease payments	3,894	¥1,024	36,736	$9,660

Less: amounts representing interest	(104)		(981)

Present value of net minimum capital lease payments	¥3,790		$35,755

Capital lease obligations are included in current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2004, 2003, and 2002 were ¥8,553 million ($80,689 thousand), ¥8,182 million, and ¥9,220 million, respectively.

Commitments for capital expenditures outstanding at March 31, 2004 approximated ¥562 million ($5,302 thousand).

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The changes in the accrued product warranty cost for the years ended March 31, 2004 and 2003 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004

Balance at beginning of year	¥1,748	¥1,672	$16,491
Addition	4,978	2,786	46,962
Utilization	(3,293)	(2,676)	(31,066)
Other	(1,224)	(34)	(11,547)

Balance at end of year	¥2,209	¥1,748	$20,840

Accrued product warranty cost is included in other current liabilities in the consolidated balance sheets.

15. SALE OF ACCOUNTS RECEIVABLE

The Company sells trade and finance receivables to investors through independent revolving-period securitization trusts. As of March 31, 2004, the Company has agreements to sell up to ¥32,900 million ($310,377 thousand) of trade receivables and an unspecified amount of finance receivables, subject to the approval of the trusts.

The Company sold trade receivables, net of loss reserves of ¥1,056 million ($9,962 thousand), ¥1,048 million and ¥886 million at March 31, 2004, 2003, and 2002, respectively, totaling ¥69,218 million ($653,000 thousand), ¥37,746 million and ¥36,132 million during the years ended March 31, 2004, 2003, and 2002, respectively. The Company sold finance receivables net of loss reserves of ¥479 million ($4,519 thousand), ¥492 million and ¥687 million at March 31, 2004, 2003, and 2002, respectively, totaling ¥50,338 million ($474,887 thousand), ¥43,840 million and ¥42,879 million during the years ended March 31, 2004, 2003, and 2002, respectively.

The Company did not recognize any gains or losses from the sale of trade receivables for the years ended March 31, 2004, 2003, and 2002. The Company’s sales of financial receivables resulted in a net gain of ¥902 million ($8,509 thousand), ¥752 million and ¥1,447 million during the years ended March 31, 2004, 2003, and 2002, respectively.

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

The Company’s residual interest in trade and financial receivables at March 31, 2004 and 2003 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2004	2003	2004

Residual interest in trade receivables	¥23,080	¥9,067	$217,736
Residual interest in finance receivables	6,262	3,825	59,075

The Company continues to service the receivables for a fee based on a percentage of the receivables transferred. The investors and the securitization trusts have no recourse to the Company’s assets for failure of debtors to pay when due.

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the year ended March 31:

	2004	2003

Trade receivables:
Weighted average life (months)	6.5	6.5
Expected credit losses	4.1%	4.0%
Finance receivables:
Weighted-average life (months)	49.6	40.6
Expected credit losses	0.1%	0.2%
Discount rate	10.2%	8.0%

The following table summarizes certain cash flows received from securitization trusts for the year ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2004	2003	2002	2004

Trade receivables:
Proceeds from revolving period sales	¥10,908	¥5,985	¥7,640	$102,906
Servicing fees received	231	189	182	2,179
Finance receivables:
Proceeds from revolving period sales	38,367	33,389	28,382	361,953
Servicing fees received	279	387	289	2,632
Cash flows received on retained interests in securitizations	662	1,200	281	6,245

The Company has determined that a change of up to 20% in any of the above economic assumptions on trade receivables would not have a material impact on the consolidated financial statements of the Company. The following depicts the sensitivity of the fair value of retained interests in finance receivables at March 31, 2004 to adverse changes in the key economic assumptions used to measure fair value:

	Millions of Yen	Thousands of U.S. Dollars

Finance receivables:
Fair value of retained interest	¥12,688	$118,578
Expected credit losses (annual rate)	0.20%
Impact on fair value of 10% adverse change	(2)	(19)
Impact on fair value of 20% adverse change	(4)	(40)
Residual cash flows discount rate (annual rate)	10.25%
Impact on fair value of 10% adverse change	(198)	(1,854)
Impact on fair value of 20% adverse change	(392)	(3,668)

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

16. SUBSEQUENT EVENT

On May 14, 2004, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2004 of ¥3 per common share (¥15 per 5 common shares) or a total of ¥4,022 million ($37,943 thousand). The resolution to pay the cash dividend was approved at the general meeting held on June 25, 2004.

On June 25, 2004, the Company’s Board of Directors resolved to purchase up to 30,000,000 shares, or up to ¥18,000 million ($169,811 thousand), of the parent company’s outstanding common stock, commencing after June 25, 2004 through the Board of Directors’ meeting to be held in September of 2004. Under the resolution 17,474 thousand shares were purchased for ¥9,450 million ($89,151 thousand) as of September 9, 2004.

On July 16, 2004, the Company resolved at the Board of Directors’ Meeting that one of its subsidiaries, KM Asset Corporation, should be dissolved at the end of September 2004. This dissolution would reduce income tax expense for the year ending March 31, 2005 by ¥15,300 million ($144,340 thousand) due to the deductibility of the related loss upon dissolution.

On August 1, 2004, the Company transferred management rights of W.J. Kubota Development Corporation, a 100%-owned subsidiary of the Company which operates a golf course and is currently under civil rehabilitation proceedings, to independent parties. Considering historical losses incurred by this subsidiary, management believes that this business transfer will increase income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies by approximately ¥5,000 million ($47,170 thousand) and decrease income tax expense by approximately ¥5,000 million ($47,170 thousand) due to the deductibility of the related loss upon transfer for the year ending March 31, 2005.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

In our opinion, except for the omission of segment and other information required by SFAS No. 131 and the effect of not properly recording a nonmonetary security exchange transaction, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu

Osaka, Japan

June 3, 2004, except for Note 16, as to which the date is September 9, 2004.

Schedule II: Valuation and Qualifying Accounts

Kubota Corporation and Subsidiaries March 31, 2004, 2003, and 2002

					Millions of Yen
Column A	Column B	Column C	Column D		Column E
Description	Balance, Beginning of Year	Additions- Charged to Costs and Expenses	Deductions Actual Write-Off	Translation Adjustments and Other	Balance, End of Year
Allowance for doubtful notes and accounts receivable :

Year ended March 31, 2004	¥4,089	¥728	¥1,040	¥(723)	¥3,054

Year ended March 31, 2003	¥4,052	¥817	¥722	¥(58)	¥4,089

Year ended March 31, 2002	¥4,858	¥210	¥1,194	¥178	¥4,052

Column A	Column B	Column C	Column D	Column E
Description	Balance, Beginning of Year	Additions	Deductions	Balance, End of Year
Valuation on deferred tax assets :

Year ended March 31, 2004	¥20,759	¥2,508	¥354	¥22,913

Year ended March 31, 2003	¥15,878	¥7,572	¥2,691	¥20,759

Year ended March 31, 2002	¥12,454	¥3,804	¥380	¥15,878

A

Supplemental Note to Consolidated Financial Statements

with Respect to Income Taxes to Conform with Regulation S-X

Kubota Corporation and Subsidiaries             Years ended March 31, 2004, 2003, and 2002

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies for the years ended March 31, 2004, 2003, and 2002 were comprised of the following :

		Millions of Yen
	2004	2003	2002
Parent company and domestic subsidiaries	¥(1,438)	¥(17,933)	¥4,264
Foreign subsidiaries	28,535	24,089	24,419

Total	¥27,097	¥6,156	¥28,683

Provisions for income taxes for the years ended March 31, 2004, 2003, and 2002 were comprised of the following :

		Millions of Yen
	2004	2003	2002
Income tax – current :
Parent company and domestic subsidiaries	¥16,519	¥12,871	¥14,923
Foreign subsidiaries	12,736	8,667	7,982

	¥29,255	¥21,538	¥22,905

Income tax – deferred :
Parent company and domestic subsidiaries	¥(13,607)	¥(9,858)	¥(6,843)
Foreign subsidiaries	(1,947)	616	1,252

	¥(15,554)	¥(9,242)	¥(5,591)

B

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Kubota Corporation (Kabushiki Kaisha Kubota):

We have audited the consolidated financial statements of Kubota Corporation (Kabushiki Kaisha Kubota) and subsidiaries as of March 31, 2004 and 2003, and for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen, and have issued our report thereon dated June 3, 2004, except for Note 16, as to which the date is September 9, 2004 (which report expresses a qualified opinion regarding the omission of segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, and the effect of not properly recording a nonmonetary security exchange transaction in accordance with accounting principles generally accepted in the United States of America); such consolidated financial statements and report are included in your 2004 Annual Report to Shareholders and are included in Item 17 of this Form 20-F.

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

/s/ Deloitte Touche Tohmatsu

Osaka, Japan

June 3, 2004, except for Note 16, as to which the date is September 9, 2004.

C