Form 20-F
period 2005-03-31
KUBOTA CORP
filed 2005-09-26
CIK 109821

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

Commission file number 2-58155

KABUSHIKI KAISHA KUBOTA

(Exact name of registrant as specified in its charter)

KUBOTA CORPORATION

(Translation of registrant’s name into English)

JAPAN

(Jurisdiction of incorporation or organization)

2-47, SHIKITSUHIGASHI 1-CHOME, NANIWA-KU, OSAKA, JAPAN

(Address of principal executive offices)

Securities registered or to be registered pursuant to

Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Stock*	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Receipts pursuant to the requirement of the New York Stock Exchange.

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

Outstanding as of
Title of Class	March 31, 2005 (Tokyo Time)	March 31, 2005 (New York Time)
Common stock	1,340,808,978 shares
American Depositary Shares		2,088,542 ADS

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

If it is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

All information contained in this Report is as of or for the 12 months ended March 31, 2005 unless otherwise specified.

Unless otherwise specified, Japanese yen amounts in this Report have been translated for convenience into United States dollars at the rate of ¥107= US$1, the approximate rate of exchange on March 31, 2005, the date of the most recent balance sheet herein.

As used herein, “Kubota” and “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.

The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on September 9, 2005 was ¥109.69 = US$1.

<Cautionary Statements with Respect to Forward-Looking Statements>

Certain sections of this annual report on Form 20-F contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Words such as “expects”, “anticipates”, “believes”, “scheduled”, “estimates”, variations of these words and similar expressions are intended to identify forward-looking statements which include but are not limited to projections of revenues, earnings, segment performance, cash flows and so forth. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.	Offer Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

The information required by this item, except as stated below, appears on page 11 in the Financial Section of the Company’s 2005 Annual Report to Shareholders, which is incorporated herein by reference.

A. Selected Financial Data

		Years ended March 31 (millions of yen)
		2001	2002	2003	2004	2005
Capital stock		78,156	78,156	78,156	78,156	78,156
Capital expenditures		37,170	36,342	35,845	21,396	26,097
Depreciation and amortization		43,926	40,535	38,804	27,755	25,808
R & D expenses		30,257	30,186	26,405	23,261	21,963

		Years ended March 31
		2001	2002	2003	2004	2005
Cash dividends declared per depositary share:
Interim (in yen)		15	15	15	15	15
(in U.S. dollars)		0.134	0.119	0.121	0.138	0.136
Year-end (in yen)		15	15	15	15	25
(in U.S. dollars)		0.120	0.125	0.125	0.138	0.233
Exchange rates (yen amounts per U.S. dollar):
Year-end		125.54	132.70	118.07	104.18	107.22
Average		111.65	125.64	121.10	112.75	107.28
High		125.54	134.77	133.40	120.55	114.30
Low		104.19	115.89	115.71	104.18	102.26

2005	Feb.	Mar.	Apr.	May	Jun.	Jul.
High	105.84	107.49	108.67	108.17	110.91	113.42
Low	103.70	103.87	104.64	104.41	106.64	110.47
Period-end	104.25	107.22	104.64	107.97	110.91	112.25

Notes to Selected Financial Data:

1. Cash dividends in U.S. dollars are computed based on the exchange rates, determined as described in the succeeding Note 2, at each respective payment date.

2. Exchange rates are the noon buying rates for cable transfers between the yen and the U.S. dollar in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The rate on September 9, 2005 was ¥109.69 = US$1.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Declines in economic conditions in Kubota’s major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company’s products. Accordingly, sales of the Company may be sensitive to declines in general economic conditions, including private-sector capital expenditure, construction investment, and domestic public investment. In addition, governmental agricultural policies, such as a reduction in rice acreage or change in agricultural basic law, may affect domestic sales of agriculture-related products. In overseas markets, especially those of North America and Europe, sales of the Company’s products, such as utility/compact tractors, may also be adversely affected by declines in general economic conditions, including private consumption and residential construction investment in those regions.

Fluctuations of foreign exchange rates, including a stronger yen, may reduce net sales and adversely affect the results of operations of the Company.

The Company has overseas sales and manufacturing subsidiaries. The financial results of each overseas subsidiary are consolidated into the results of the parent company after translation into Japanese yen. In addition, the transactions between the parent company and overseas subsidiaries or customers are generally denominated in the local currencies. The payments received in local currencies on such transactions are converted to Japanese yen. As a result, fluctuations in foreign exchange rates will affect the consolidated financial results.

Difficulties associated with operating internationally may adversely affect net sales and profitability.

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets. Such risks may affect sales and profitability of the Company or they may hinder the growth of the Company in specific countries. The following risks are important concerns for the Company:

•	Unexpected changes in international, or each country’s, tax regulations

•	Unexpected legal or regulatory changes in each country

•	Difficulties in retaining qualified personnel

•	Insufficient technological skills or instability between management and employee unions in developing countries

•	Political instability in those countries

The major markets with the above risks are markets in the United States, the EU, and Asian countries.

Among the United States, the EU, and Asian countries, which are major markets for the Company, risks in Asian countries seem to be relatively higher than those of other regions.

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

As part of its structural renovation, the Company is attempting to cultivate new businesses or businesses that are complementary to the current ones. However, in those markets, there are numerous competitors, and competition will be very harsh. If the Company fails to develop such businesses which require investments in personnel and assets to produce and market appropriate products, subsequent impairment charges may be taken, or there may be a negative impact on the Company’s financial position.

Impairment losses on investments in marketable securities may occur as a result of stock market fluctuations.

As of March 31, 2005, the Company owns securities with a fair value of approximately ¥135.5 billion. Most of these securities are equity securities, and, accordingly, depending on stock market fluctuations, unrealized and realized losses may occur.

In each of its businesses, Kubota is subject to intensifying competitive pressures. The Company must compete successfully to maintain sales and profits.

The Company is exposed to severe competition in each of its businesses. In the overseas market, the Company competes with very large, well-established companies. In the domestic market, some of the Company’s operations are involved in mature industries, such as agricultural machinery business and water pipes business, and therefore the Company faces severe competition in such area. Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, sales and/or net income may decrease in the future.

The Company may be required to incur significant financial expenses if its products and services have serious defects.

If the Company’s products and services have serious defects, the Company may have liability for considerable reparation payment. Such payment and other associated expenses may have a material effect on the Company’s consolidated results of operations and financial position. In case such problems occur, the Company may lose the trust of the public and suffer a reduction in its brand value, which may result in decreased sales and demand for its products.

The Company is subject to various environmental laws and regulations, and may be required to incur considerable expenses in order to comply with such laws and regulations.

The Company is subject to various environmental laws and regulations that apply to its products and activities. If these environmental laws and regulations, such as those that impose carbon dioxide emission controls, emission controls and usage restrictions for certain materials which are used in the Company’s products, are strengthened or newly established in jurisdictions in which the Company conducts its businesses, the Company may be required to incur considerable expenses in order to comply with such laws and regulations. Such expenses may have a material effect on the Company’s consolidated results of operations and financial position. To the extent that the Company determines that it is not economical to continue to comply with such laws and regulations, the Company may have to curtail or discontinue its activities in the affected business areas.

The Company may be required to incur significant financial expenses in connection with environmental damage it may cause in its activities.

The Company may cause environmental pollution while conducting its activities, such as the release of hazardous materials, and causing air pollution, water pollution and ground pollution. In such an event, the Company may have to implement corrective actions to resolve any problem associated with such hazardous materials or pollution with substantial expense and may face litigation regarding these issues. These factors may have a material effect on the Company’s consolidated results of operations and financial position.

The Company may be required to incur significant expenses relevant to asbestos-related issues.

The Company previously manufactured asbestos-containing products from 1954 to 2001. The Company may be required to incur various expenses including expenditures for environmental remediation payments or consolation payments to the individual concerned or face lawsuits related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of asbestos-containing products, and residents who lived near the Company’s factory at which asbestos-containing products were produced. If such expenses become significant or any lawsuits result in judgments unfavorable to the Company, there may be a material adverse effect on the Company’s consolidated results of operations and financial position.

Damage by Natural Disasters

Japan is a country with frequent earthquakes. In case of a strong earthquake or related tidal wave, the Company may be affected in the operation of manufacturing products, logistics, sales activities, and may lose sales and profits depending on the severity of the earthquake or tidal wave. Japan also is hit by typhoons very frequently. In case major plants are struck by a large and powerful typhoon, the Company’s operations may suffer losses.

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

At the same time, the Company is also subject to severe competition in the United States. The pressures of reducing prices or shortening lead times are making business conditions more difficult. In such situation, the Company must take every step possible to overcome the handicaps of exporting products from Japan.

Specifically, it is very important for the Company to promote its retail sales by offering appropriate incentives to its dealers, and to introduce innovative products that capture consumers’ needs, preceding other companies. The Company must continue to promote these operations and to compete with its competitors in the U.S. in order to develop the business. Otherwise, the decrease in sales may have a material effect on the Company’s consolidated results of operations and financial position.

Pipes, Valves, and Industrial Castings Segment

The business of Pipes and Valves is basically dependent on public investments. Therefore, sales and profitability of this segment may be adversely affected by reductions in public investments by national or local governments.

In the business of ductile iron pipes and industrial casting, because of the relatively severe working environment, including the need to handle pig iron and steel scraps melted at very high temperatures, it might be difficult to hire and retain qualified new employees. If the Company is not able to hire and retain qualified employees, nor to automate these processes, the Company may face with a difficult phase to continue its business.

In addition, increasing environmental restrictions on such items as noise, air pollution or bad smells caused by factories may require additional investments to cope with such restrictions and may reduce profitability as a result of an increase in production costs.

Certain of the Company’s competitors are located in China or India where personnel costs are extremely low compared with Japan. Therefore, the competitors can produce their products at the lower costs and sell them at the lower prices than the Company can do. Accordingly, the Company must continue to reduce production costs. As for export of its products, negative factors such as stronger yen, increased competition in international competitive bidding, increasing cost of freight and insurance, may impair profitability of export.

Reduction in private capital expenditure or residential construction investment may adversely impact the business, financial results or condition of the Company.

Environmental Engineering Segment

In the business of Environmental Engineering, a large portion of the demand depends on public investments. If the Company is unable to manage adverse developments such as a decrease in demand due to a reduction in public investments, intensifying competition owing to an increase in competitors, or the need to maintain high quality R&D personnel to develop new technologies, the Company’s financial results or condition may be adversely affected. Furthermore, demands of specification for the products vary from customer to customer, which raise product cost.

Other Segment

Other segment consists of primarily vending machines, weigh and measuring control systems, electronic -equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction, and other equipments services. While the Company encounters competition in the markets of above products, declining general economic conditions, including reduction in private capital expenditures, construction investment and public investment may also adversely affect the business and financial results of this segment.

Cautionary Statements with Respect to Forward-Looking Statements

Certain sections of this annual report on Form 20-F may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Item 4.	Information on the Company

A. History and Development of the Company

KUBOTA Corporation (KABUSHIKIKAISHA KUBOTA), the ultimate parent company of the Kubota group, was founded in 1890 by Gonshiro Kubota and incorporated in 1930 under the Commercial Code of Japan. In 1949, stocks of the Company were listed on Tokyo Stock Exchange and Osaka Securities Exchange. In 1976, stocks of the Company were also listed on New York Stock Exchange. Today, Kubota is a manufacturer of farm equipment, and producer of pipes, principally ductile iron pipes, and related equipment for water supply and other utilities. In addition, the Company manufactures and sells engines, construction machinery, industrial castings, industrial machinery, environmental control plants and so on.

The Company’s registered office is located at 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan, telephone +81-6-6648-2111.

The Company’s production network primarily comprises 19 plants in Japan and 6 plants in overseas countries. Kubota also has 13 sales subsidiaries in overseas countries.

Principal Capital Expenditures and Divestitures

Capital expenditures in fiscal 2005, 2004, and 2003 amounted to ¥26,097 million, ¥21,396 million, and ¥35,845 million, respectively. The funding requirements for these capital expenditures were mainly provided by internal operations, partially provided by external debt financing.

The principal capital expenditures in progress as of March 31, 2005, 2004, and 2003 were as follows:

As of March 2005

			Estimated amount of expenditures	Schedule
Location	Industry segment included	Content	Total amount of expenditures (¥ billion)	Commenced
Jackson (Georgia, U.S.A.)	Internal Combustion Engine and Machinery	Production facilities for implements attached to tractors	¥5.0	Nov. 2004

Tsukuba (Ibaraki) Sakai (Osaka)	Internal Combustion Engine and Machinery	Production equipment for vertical diesel engines	¥0.9	Oct. 2004

As of March 2004

No principal expenditures were in progress.

As of March 2003

			Estimated amount of expenditures	Schedule
Location	Industry segment included	Content	Total amount of expenditures (¥ billion)	Commenced
Sakai (Osaka)	Internal Combustion Engine and Machinery	Establishment of centralized production system	¥0.8	Aug. 2002

B. Business Overview

The Company classifies its products for revenue reporting purposes into the following 4 product segments: Internal Combustion Engine and Machinery (which includes farm equipment, engines and construction machinery); Pipes, Valves, and Industrial Castings (which includes pipes, valves, and industrial castings); Environmental Engineering (which includes environmental engineering and pumps); and Other.

The Company reclassified its segment information for the year ended March 31, 2004 to confirm with the segment information for the year ended March 31, 2005. See further description in “Segment Information” in the attached 2005 Annual Report.

Net Sales by Product Group

Years ended March 31, 2005, 2004, and 2003

	Millions of yen		Thousands of U.S. dollars
	2005		2005
	¥	%	$
Internal Combustion Engine and Machinery	582,664	59.3		5,445,458
Pipes, Valves, and Industrial Castings	170,629	17.3		1,594,664
Environmental Engineering	117,633	12.0		1,099,374
Other	112,300	11.4		1,049,532

Total	983,226	100.0		9,189,028

	Millions of yen
	2004		2003
	¥	%	¥	%
Internal Combustion Engine and Machinery	501,551	53.9	444,169	48.0
Pipes, Valves, and Industrial Castings	175,178	18.8	177,217	19.1
Environmental Engineering	115,721	12.4	136,381	14.7
Other	137,787	14.9	168,378	18.2

Total	930,237	100.0	926,145	100.0

Operation of Each Segment

Internal Combustion Engine and Machinery

Internal Combustion Engine and Machinery includes farm equipment, engines and construction machinery. Kubota is Japan’s largest manufacturer of farm equipment and small engines for agricultural use based on market share. Sales in this market in Japan are dominated by 4 major manufacturers, and the Company possesses a substantially larger share than the second ranked company. Main products include tractors ranging from 10.5 to 125 horsepower, combine harvesters, rice transplanters, power tillers and reaper binders. The Company also manufactures and sells a line of construction machinery including mini-excavators and wheel loaders as well as engines for various industrial uses. Overseas sales of this segment accounted for 55.9% of the total sales of this segment in fiscal 2005.

Domestic sales of farm equipment, engines and construction machinery are made through wholesale-retail dealers, wholesalers and the National Federation of Agricultural Cooperative Associations. Overseas sales are made through trading companies, local distributors and the Company’s overseas subsidiaries and affiliates.

The products in this segment are manufactured at 6 domestic plants, and the Company has manufacturing subsidiaries in the United States, Germany, People’s Republic of China and Thailand, and minority equity interests in an overseas manufacturing company.

Pipes, Valves, and Industrial Castings

Pipes, Valves, and Industrial Castings is comprised of various kinds of pipes, valves, and industrial castings. Pipes and Valves consists of ductile iron pipes, spiral welded steel pipes, plastic pipes and fittings, filament winding (FW) pipes, and various valves. Most of these products are to municipalities and public utilities for use principally in water supply and sewage systems along with industrial water supply. These products are also used for gas supply, telecommunication and irrigation systems.

Industrial castings include various iron and steel castings. Iron castings encompass rolls for the steel industry, machinery parts, tunnel segments, and soil pipes and fittings. Steel castings include alloyed tubing and fittings for the petrochemical industry, rolls for the paper industry, centrifugal cast pipes used in oil tankers, and centrifugal cast steel columns and piles used in civil engineering and construction.

The products in this segment are manufactured at 10 plants in Japan, and the Company has a manufacturing subsidiary in Canada, and minority equity interest in an overseas manufacturing company.

Environmental Engineering

This segment develops and markets environmental control plants, pumps and related engineering. As for water treatment, the Company supplies water and sewage treatment plants, night soil treatment plants, landfill leachate treatment plants, submerged membrane systems and biogas production systems. Regarding solid waste treatment, the Company supplies refuse incineration plants, industrial waste treatment plants, pulverizing facilities. The Company is also engaged in related engineering, such as contaminated soil remediation and industrial waste treatment business.

This segment manufactures and supplies various pumps for waterworks, sewage facilities, irrigation system, rainwater drainage and power supplies.

At present, almost all the sales in this segment are to municipalities focusing on domestic environmental engineering market, which is competitive with many engineering companies. There are 2 manufacturing plants in Japan and no overseas plants.

Other

This segment encompasses all the other businesses that don’t belong to the aforementioned 3 segments. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction, and other equipment and services.

The products in this segment are manufactured mainly at 4 plants in Japan, and the Company has a manufacturing subsidiary in Indonesia.

Overseas Activities

The Company’s overseas sales (which represent sales to unaffiliated customers outside Japan) in fiscal 2005, 2004, and 2003 amounted to ¥345,324 million ($3,227,327 thousand), ¥286,891 million and ¥241,891 million, respectively. The ratios of such overseas sales to consolidated net sales in 2005, 2004, and 2003 were 35.1%, 30.8 % and 26.1%, respectively. The sales of the Company’s subsidiaries outside Japan in fiscal 2005, 2004, and 2003 amounted to ¥323,943 million ($3,027,504 thousand), ¥254,795 million and 213,181 million, respectively. Its ratio to consolidated net sales in fiscal 2005, 2004, and 2003 were 32.9%, 27.4% and 23.0%, respectively.

The Company has manufacturing subsidiaries in the U.S.A., Canada, Germany, China, Indonesia and Thailand, and manufacturing affiliates in Indonesia and China. International sales subsidiaries are located in the U.S.A., Canada, France, the U.K., Germany, Spain, Australia, Singapore, China and South Korea. In addition, a representative office is maintained in Beijing, and liaison offices are located in Torrance (California : U.S.A.), Flowery Branch (Georgia : U.S.A.), Argenteuil (France), Dubai (U.A.E.), Suzhou (China), Bangkok (Thailand), Selangor (Malaysia) and Cairo (Egypt).

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

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2005, the Company held 5,735 Japanese patent and utility model registrations, and 885 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2005, royalty income and expenses were ¥672 million ($6,280 thousand) and ¥706 million ($6,598 thousand), respectively, under such licensing arrangements.

Competition

The Company is the largest manufacturer of farm equipment in Japan based on market share. There are 3 other major Japanese manufacturers of farm equipment and engines for agricultural use, all of which offer a complete line of machinery and engines in competition with the Company. The Company believes that foreign manufacturers do not at present produce the kind of machinery or, in the case of farm tractors, the size of tractors suited to Japanese agriculture and that the Company has the advantages that accrue from an established production and distribution system. In overseas markets, the Company experiences strong competition from Japanese and foreign companies in the sale of farm equipment and engines.

In Japan, there are 2 other major manufacturers of ductile iron pipes, 3 other major manufacturers of spiral welded steel pipes and 2 other major manufacturers of plastic pipes according to internal research. In export markets for ductile iron pipes, the Company faces strong competition with foreign manufacturers. The Company also encounters strong competition with Japanese and foreign companies in all of its product lines.

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

C. Organization Structure

As of March 31, 2005, the group of Kubota Corporation consists of Kubota Corporation, 121 subsidiaries and 29 affiliates. Kubota Corporation plays a leading role in the group. The main subsidiaries are as follows:

		Percentage ownership (%)
Japan	Kubota Construction Co., Ltd. Kubota Credit Co., Ltd. Kubota Environmental Service Co., Ltd. Kubota Maison Co., Ltd.	100.0 71.8 100.0 100.0
U.S.A.	Kubota Tractor Corporation Kubota Credit Corporation, U.S.A. Kubota Manufacturing of America Corporation Kubota Engine America Corporation	90.0 100.0 100.0 90.0
Canada	Kubota Metal Corporation	100.0
Germany	Kubota Baumaschinen GmbH	100.0
France	Kubota Europe S.A.S.	73.8

D. Property, Plant and Equipment

The following table sets forth information with respect to Kubota’s principal manufacturing facilities:

Location	Land		Floor space		Principal products
	(Square meters)
	Owned	Leased	Owned	Leased
Amagasaki (Hyogo)	462,785	37,439	166,488	823	Ductile iron pipes, Filament winding pipes, Rolls for steel mills
Funabashi (Chiba)	564,388	18,414	145,220	7,656	Ductile iron pipes, Spiral welded steel pipes
Sakai (Osaka)	115,670	28,335	66,060	1,332	Plastic pipes
Odawara (Kanagawa)	128,327	668	86,745	83	Plastic pipes
Osaka (Osaka)	89,755	825	56,888	—	Cast iron products
Sakai (Osaka)	421,386	11,616	145,260	38,425	Farm equipment, Diesel engines
Utsunomiya (Tochigi)	154,281	—	77,031	56	Farm equipment, Air-conditioning equipment
Tsukuba (Ibaraki)	334,496	4,041	117,139	7,402	Farm equipment, Diesel engines
Sakai (Osaka)	159,956	—	48,862	2,836	Diesel engines
Hirakata (Osaka)	306,079	—	149,755	2,366	Construction machinery, Cast steel products, Pumps, Valves
Konan (Shiga)	221,818	3,180	80,632	373	Septic tanks
Yao (Osaka)	38,102	—	27,756	—	Electronic machinery, Pulverizing equipment
Ryugasaki (Ibaraki)	84,795	—	30,820	—	Vending machines
Georgia (U.S.A.)	611,000	—	57,876	—	Lawn and garden tractors, Implements for tractors
Zweibrücken (Germany)	70,898	6,343	11,108	5,515	Mini-excavators

The Company considers its principal manufacturing facilities to be well maintained and suitable for the purpose for which they are employed and believes that its plant capacity is adequate for its current and near-term needs.

In addition, the Company owns 2,127,571 square meters of land (321,742 square meters of floor space) in Japan, used for the head office, branches, business offices and research facilities, and leases 4,054 square meters of land (79,760 square meters of floor space) used for sales offices, warehousing, employee housing and other purposes.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2005, the Company has planned to invest approximately ¥31.0 billion in fiscal year ending at March 31, 2006. The Company intends to fund the investment basically from cash and cash equivalents, and also utilize available borrowings from financial institutions.

New Construction

(¥billion)

			Estimated amount of expenditures		Schedule
Location	Industry segment included	Content	Total amount of expenditures	Amount already paid	Commenced	To be completed
Jackson (Georgia, U.S.A)	Internal Combustion Engine and Machinery	Production equipment for tractors and implements	¥5.0	¥0.4	Nov. 2004	Sep. 2005

Expansion

(¥billion)

			Estimated amount of expenditures		Schedule
Location	Industry segment included	Content	Total amount of expenditures	Amount already paid	Commenced	To be completed
Sakai (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production equipment for vertical diesel engines	¥0.9	¥0.1	Oct. 2004	Jun. 2005

Reforming

No material reforming is planned.

Disposition

No material disposition is planned.

Item 5.	Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.A. (“U.S. GAAP”) with the exceptions described in Note 1 of the consolidated financial statements “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES”. The preparation of the consolidated financial statements requires management to make estimates and assumptions on the selection and application of significant accounting policies. The Company reviews these estimates and assumptions periodically. Actual results may differ from estimated results. The following critical accounting policies that affect financial conditions and operations require management to make significant estimates and assumptions:

1) Inventory Valuation

Completed real estate projects are stated at the lower of acquisition cost or fair value, less estimated costs to sell. The fair values of those assets are estimated based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless those assets are impaired. If carrying amounts of those assets exceed the undiscounted future cash flows expected to be realized from them, those assets are considered impaired and an impairment loss is measured based on the amount by which the carrying value exceeds the fair value of those assets. If the market conditions and demand in the housing business are less favorable than management’s projection, additional writedowns may be required.

2) Impairment of Investments

The Company classifies all its debt securities and marketable equity securities as available for sale. When a decline in the value of a marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates market conditions, trends of earnings, the extent to which cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities, and other key measures. If equity markets decline or operating results of the issuer of the security become worse, additional impairment losses may be required in the future.

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

5) Impairment of Long-Lived Assets

When events and circumstances indicate that the carrying amount of longlived assets to be held and used may not be recoverable and the carrying amounts of those assets exceed the undiscounted future cash flows, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined primarily using anticipated future cash flows discounted at a rate commensurate with the risk involved. If estimates of future cash flows fall below management’s projection due to an unexpected change in economic circumstances, additional impairment may be required.

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

The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligations or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the participants’ remaining service period (approximately 15 years). Significant unrecognized actuarial gains or losses may have a material effect on periodic benefit cost in the next fiscal year.

To determine the discount rate, the Company considers current market interest rates. To reflect the declining current market interest rates, the Company reduced the discount rate from 3.0% to 2.5% as of March 31, 2003. In fiscal 2003, this change increased the projected benefit obligations by approximately ¥21.9 billion. A further decrease of 50 basis points in the discount rate would increase the benefit obligations as of March 31, 2005, by approximately ¥9.2 billion ($86 million) and would decrease income before income taxes for the year ending March 31, 2006, by approximately ¥0.2 billion ($2 million).

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years and the current and expected components of plan assets, and anticipated market trends. Plan assets are managed by asset management companies and trust banks, and are invested primarily in fixed income and equity securities of Japanese and foreign issuers. The Company assumed that the long-term rate of return on plan assets was 3.5% in fiscal 2004 and fiscal 2005. The Company anticipated that investment managers would continue to generate long-term returns of at least 3.5%, based on an asset allocation assumption of 45% on fixed income securities, with an expected rate of return of 1.0%, and 55% on equity securities, with an expected rate of return of 5.5%.

The Company reviewed the components of plan assets and adopted a change in the portfolio of plan assets to 55% on fixed income securities and 45% on equity securities to secure more stable returns from the fiscal 2006. As a result of the change, the expected rate of return on plan assets in fiscal 2006 would decrease from 3.5% to 3.0%. The Company’s management believes that 3.0% is a reasonable long-term rate of return despite an actual return on plan assets in the past 10 years of 2.3%, as significant losses on plan assets were incurred from fiscal 2001 to fiscal 2003, caused by the market downturn. A decrease of 50 basis points in the expected rate of return on plan assets would result in an increase of periodic benefit costs in fiscal 2006 of approximately ¥0.4 billion ($4 million).

Based on a law issued by the Japanese government in June 2001, the Company made applications for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of a contributory defined benefit pension plan and received approval from the Japanese Ministry of Health, Labour and Welfare on January 30, 2003. After the approval, the Company made applications for an exemption from the obligation to pay benefits for past employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on September 1, 2004. Based on the approval, the Company transferred the benefit obligation and the related government specified portion of the plan assets of the contributory defined benefit pension plan to the government on January 31, 2005.

In accordance with EITF No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” the Company recognized the difference of ¥58.6 billion ($548 million) between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the Japanese government as a government subsidy in Other income (expenses) in the 2005 consolidated statement of income. The Company also recognized derecognition of previously accrued salary progression of ¥11.1 billion ($104 million) and a settlement loss for the proportionate amount of the net unrecognized loss of ¥13.4 billion ($125 million). The net amount of ¥2.3 billion ($21 million) of derecognition of previously accrued salary progression and the settlement loss was allocated to cost of sales of ¥1.5 billion ($14 million) and selling, general, and administrative expenses of ¥0.7 billion ($7 million).

The Company’s senior management and the Board of Corporate Auditors had proactive discussions about these critical accounting policies, and they agreed that estimates and assumptions were appropriate in light of the current and expected market conditions, the Company’s businesses, and numerous other factors.

New Accounting Pronouncements

In March 2004, EITF reached a consensus on EITF Issue No. 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and non-marketable equity securities accounted for under the cost method. FASB issued FASB Staff Position EITF Issue 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement of provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43 (“ARB 43”), Chapter 4” in order to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB 43. SFAS No. 151 also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29.” This statement eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. This statement is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

A. Operating Results

(The fiscal year ended March 31, 2005 compared with the fiscal year ended March 31, 2004)

General Economic Conditions

During the year ended March 31, 2005, although the Japanese economy initially maintained an upward trend, the tempo of economic growth slackened after the summer, reflecting slower growth of exports and higher prices of oil and raw materials. Overseas, while the U.S. economy expanded smoothly supported by active housing investment and private capital expenditures, the EU economy decelerated gradually, affected by the stronger Euro.

While the domestic market for Internal Combustion Engine and Machinery was sluggish, overseas markets, especially the small-sized tractors market in the U.S.A., were brisk due to active private consumption and the high level of housing starts. As for the public works related markets, the total amount of orders remained stagnant as ever due to the continuously declining public works spending. The domestic demand for ductile iron pipe, which is one of the mainstays in the public works related products, continued to decline although the pace of decrease declined. Environmental Engineering also faced a difficult operating environment in terms of receiving orders from public agencies.

Sales

Under such conditions, net sales of the Company during the year under review were ¥983.2 billion ($9,189 million), a 5.7% increase from the prior year, and domestic sales were ¥637.9 billion ($5,962 million), a 0.8% decrease from the prior year. Although the negative impact from the sale of building materials operations in December 2003 (a decrease of ¥28.5 billion) was largely offset by a favorable increase in sales in other segments, domestic sales slightly declined from the prior year.

Overseas sales were ¥345.3 billion ($3,227 million), a 20.4% increase from the prior year. This increase was mainly due to the continuing growth in sales of tractors in North America where a very promising new product was introduced, and brisk sales of construction machinery and engines principally in the U.S.A. and European markets. As a result, overseas sales accounted for 35.1% of net sales, 4.3 percentage points higher than in the prior year.

Sales by industry segment

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥582.7 billion ($5,446 million), 16.2% higher than in the prior year, comprising 59.3% of consolidated net sales. Domestic sales increased 5.8%, to ¥257.0 billion ($2,402 million), and overseas sales increased 25.9%, to ¥325.7 billion ($3,044 million). This segment consists of farm equipment and engines as well as construction machinery.

In the domestic market, due to the declining number of farmers and the negative impact of typhoons and earthquakes, market conditions were rather harsh. Accordingly, the Company executed aggressive sales promotion campaigns in connection with the introduction of new models of competitively priced farm equipment offering improved performance. By stimulating the market through these activities, the Company further diversified its customer base and increased its market share, which led to higher sales. Sales of construction machinery also increased due to the expansion of sales to rental companies and the introduction of new models supported by a recovery in demand. In overseas markets, sales of tractors in North America remained strong as a result of the introduction of new models and sales promotions, including promotions offering a 0% promotional interest rate. In particular, sales of a newly introduced product, the “utility vehicle” (multipurpose four-wheel vehicles), greatly exceeded expectations, fueling overall sales growth. In European markets, sales of tractors remained steady. In Asian and Oceanian markets, the Company recorded favorable sales, especially in Australia, South Korea, and Thailand. Sales of engines increased due principally to growth in demand from European and North American manufacturers of industrial machinery. Sales of construction machinery, underpinned by growing worldwide demand, also expanded sharply in Europe, our main market, and in the U.S.A., where the market for mini-excavators is growing rapidly.

2) Pipes, Valves, and Industrial Castings

Sales in Pipes, Valves, and Industrial Castings were ¥170.6 billion ($1,594 million), 2.6% lower than in the prior year, comprising 17.3% of consolidated net sales. Domestic sales increased 2.0%, to ¥155.4 billion ($1,452 million), but overseas sales declined 33.2%, to ¥15.2 billion ($142 million). This segment consists of pipes and valves as well as industrial castings. As for domestic sales of ductile iron pipes and PVC pipes, prices of these products improved substantially. However, sales of ductile iron pipes decreased due to the lower demand from municipalities, while sales of PVC pipes increased, reflecting higher prices. Sales of industrial castings increased principally due to brisk demand from the steel, energy, and automobile industries.

On the other hand, overseas sales deteriorated significantly because shipments of large orders to Middle East countries were over in the prior fiscal year, although sales of industrial castings rose.

3) Environmental Engineering

Sales in Environmental Engineering were ¥117.6 billion ($1,099 million), 1.7% higher than in the prior year, comprising 12.0% of consolidated net sales. Domestic sales increased 1.3%, to ¥113.9 billion ($1,064 million), and overseas sales also increased, up 12.5%, to ¥3.7 billion ($35 million). This segment consists of environmental control plants and pumps.

In the domestic market, Sales in the Water & Sewage Engineering Division decreased as a consequence of the lower level of bids accepted by local government in the prior year due to increased competition. Sales of pumps declined owing to reduced demand of large-sized pumps. On the other hand, sales in the Waste Engineering Division increased due to the progress in construction of large orders. Overall, total sales in Environmental Engineering increased in the domestic market. Overseas sales increased due to favorable sales in a subsidiary, which sells submerged membrane system.

4) Other

Sales in Other were ¥112.3 billion ($1,050 million), 18.5% lower than in the prior year, comprising 11.4% of consolidated net sales. Domestic sales decreased 17.7%, to ¥111.6 billion ($1,043 million), and overseas sales declined 67.5%, to ¥0.7 billion ($7 million). This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction, and other equipment and services.

Sales of this segment decreased sharply, affected by the impact of the business transfer of building materials operations. However, sales of vending machines increased owing to brisk demand from the cigarette and bottling industries. Sales of air-conditioning equipment and condominiums also increased significantly. Additionally, sales of electronic-equipped machinery and septic tanks grew. On the other hand, revenues from construction services declined from the prior year.

Operating Income

Operating income increased 322.4% from the prior year, to ¥92.3 billion ($863 million). In spite of the appreciation of the yen and higher prices of raw materials, a significant decrease in pension costs (a decrease of ¥44.9 billion), increased sales centering on the Internal Combustion Engine and Machinery segment, and the reduction of costs and spending control in public works related business contributed to an increase in operating income. In the prior year, the Company recognized a large amount of unrecognized actuarial loss that resulted from unfavorable stock market conditions in Japan in the past few years before the prior year and a reduction of the discount rate used in pension plans in the year before the prior year.

The Company also had expenses related to reorganization of the building materials business in the prior year (¥4.8 billion). In contrast, the Company had non-recurring operating income in connection with the business transfer of 2 subsidiaries in the year under review. As a result of these factors, operating income for the year under review expanded significantly. Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥79.2 billion ($740 million), a 46.5% increase; Pipes, Valves, and Industrial Castings, operating income of ¥11.5 billion ($107 million), as compared to an operating loss of ¥5.7 billion in the prior year; Environmental Engineering, operating income of ¥5.7 billion ($53 million), a 4,262.6% increase; and Other, operating income of ¥9.4 billion ($88 million), as compared to an operating loss of ¥7.8 billion in the prior year.

Profitability in Internal Combustion Engine and Machinery benefited from the brisk sales of lawn mowers as well as compact and utility tractors in the U.S. market, due to steady private consumption and strong housing construction, which was similar with that of the prior year. In addition to the above factors, the decrease in pension costs contributed to an increase in operating income in this segment. Profitability in Pipes, Valves, and Industrial Castings benefited from rigorous cost controls and the increased efficiency of the manufacturing process as well as the decrease in pension costs. In Environmental Engineering, profitability improved due to the decrease in pension costs.

Cost of Sales

The cost of sales increased 1.7% from the prior year, to ¥713.3 billion ($6,666 million). The cost of sales as a percentage of net sales decreased 2.9 percentage points, to 72.5%. The decrease in the ratio was attributable to the substantial decrease in pension costs.

SG&A Expenses

Selling, general, and administrative (SG&A) expenses decreased 9.0% from the prior year, to ¥181.7 billion ($1,698 million). The ratio of SG&A expenses to net sales decreased 3.0 percentage points, to 18.5%. The decrease in pension costs as well as the Company’s efforts for spending control in all aspects of business operations contributed to the decrease in the ratio.

Loss (Gain) from Disposal and Impairment of Businesses and Fixed Assets

Gain from disposal and impairment of business and fixed assets was ¥4.1 billion ($38 million), as compared to a loss of ¥6.9 billion in the prior year. The gains in connection with the business transfer of 2 subsidiaries in the year under review contributed to this improvement. The Company recognized a gain of ¥5.6 billion in connection with the sale of a subsidiary that operated a golf course. Also, the Company had a gain as a result of the sale of Firstserver, Inc., one of the Company’s subsidiaries that operated a rental computer server business.

Other Income (Expenses)

Other income (expenses), net, was income of ¥69.3 billion ($647 million), an increase of ¥64.0 billion from the prior year. The increase is largely due to ¥58.6 billion from a government subsidy, which is the difference in the substitutional portion of accumulated benefit obligation settled and related plan assets transferred to the Japanese government. In addition, the foreign exchange gain improved ¥5.1 billion ($48 million) and interest and dividend income increased by ¥2.2 billion ($21 million).

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Due to the factors described above, income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies increased 496.2%, to ¥161.6 billion ($1,510 million).

Income Taxes

Income taxes increased 210.5% from the prior year, to ¥42.5 billion ($398 million). The effective tax rate decreased 24.3 percentage points, to 26.3%. The primary reason for the decrease in the effective tax rate was due to the deductibility of the historical impairment losses and net operating losses related to the sale and dissolution of the subsidiaries. Related deferred tax assets were fully reserved prior to the sale and dissolution of the subsidiaries. Income tax-current was ¥28.9 billion ($270 million), a decrease of ¥0.3 billion ($3 million), and income tax-deferred (expense) was ¥13.6 billion ($127 million) as compared to income tax-deferred (benefit) of ¥15.6 billion in the prior year.

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥1.0 billion, to ¥3.4 billion ($32 million). Equity in net income of affiliated companies increased ¥1.5 billion from the prior year, to ¥2.3 billion ($22 million). Increased profit of the joint venture Kubota Matsushitadenko Exterior Works, Ltd., contributed to increased equity in net income of affiliated companies.

Net Income

Due to the factors described previously, net income was ¥117.9 billion ($1,102 million), compared with ¥11.7 billion in the prior year. Return on shareholders’ equity improved 23.7 percentage points, to 27.0%, from the prior year.

Income per ADS

Basic net income per ADS (5 common shares) was ¥446 ($4.17), as compared to ¥44 in the prior year. The number of shares of treasury stock held by the Company was 40.4 million as of March 31, 2005, and these shares were excluded from the calculation of net income per ADS.

Dividends

The Company’s basic policy for the allocation of profit is to maintain or raise dividends. To this end, the Company determines the most appropriate use of retained earnings by considering requirements of maintaining stable current business operations as well as the future business environment. A year-end cash dividend per ADS at the rate of ¥25 ($0.23) was approved at the general meeting of shareholders, held on June 24, 2005. The Company also paid a ¥15 ($0.14) per ADS interim dividend to each shareholder.

Comprehensive Income

Comprehensive income was ¥119.3 billion ($1,115 million), a ¥33.5 billion improvement from the prior year. The increase resulted from the expansion of net income, to ¥117.9 billion ($1,102 million). However, the increase was partially offset by a decrease in unrecognized gains on securities and adjustment to reduce the minimum pension liability.

(The fiscal year ended March 31, 2004 compared with the fiscal year ended March 31, 2003)

General Economic Conditions

During the year ended March 31, 2004, the Japanese economic recovery continued at a gradual pace, supported by steady growth in private capital expenditure and exports. However, public investment remained weak, resulting in harsh business conditions for the Company. Overseas, in the U.S.A., brisk private consumption continued, housing investment remained favorable, private capital expenditures expanded, and signs of an economic upturn prevailed.

While the domestic market for Internal Combustion Engine and Machinery showed slight improvement, the overseas market, especially the small size tractor market in the U.S.A., was brisk due to increased private consumption and lower interest rates. As for the public works related market, the total amount of orders and order prices remained sluggish due to the reduction of public works spending. The demand for ductile iron pipes, one of the mainstays in the public works related market, showed no signs of increase, although the pace of decrease declined.

Sales

Under such conditions, net sales of the Company during the year under review were ¥930.2 billion, a 0.4% increase from the prior year. Domestic sales were ¥643.3 billion, a 6.0% decrease from the prior year, resulting principally from persistently sluggish sales of public works related products, the sale of Kubota Lease Corporation, and the business transfer of the roofing and siding materials operations to a newly formed affiliate (the Company has applied the equity method of accounting to the affiliated company). Overseas sales were ¥286.9 billion, an 18.6% increase from the prior year, mainly due to the strong sales of tractors in North America and brisk export of ductile iron pipes to Middle Eastern countries. As the increase in overseas sales exceeded the decrease in domestic sales, net sales increased. The percentage of overseas sales to net sales was 30.8%, 4.7 percentage points higher than the prior year.

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

Operating Income

Operating income decreased 26.2% from the prior year, to ¥21.8 billion, and as a percentage of net sales decreased to 2.3%, 0.9% lower than the prior year. The decrease was mainly due to a significant increase in pension costs in fiscal 2004 (an increase of ¥43.4 billion) and expenses resulting mainly from the reorganization of the building materials business (¥4.8 billion). The increase in pension costs resulted from the unfavorable stock market conditions in Japan, which caused a significant loss on plan assets in the prior year. Accordingly, the Company amortized a large amount of unrecognized actuarial loss during fiscal 2004. Additionally, the Company reduced the discount rate used in pension plans from 3.0% to 2.5% as of March 31, 2003, resulting in an increase in benefit obligations. The expenses from the reorganization of the building materials business include a loss resulting from the disposal of certain fixed assets related to the roofing and siding materials business.

Operating income or loss in each industry segment

Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥54.0 billion, a 4.7% decrease; Pipes, Valves, and Industrial Castings, operating loss of ¥5.7 billion, as compared to operating income of ¥1.9 billion in the prior year; Environmental Engineering, operating income of ¥0.1 billion, a 98.5% decrease; Building Materials and Housing, operating loss of ¥6.4 billion, as compared to operating income of ¥32 million in the prior year; and Other, operating loss of ¥1.4 billion, a 91.7% improvement over the prior year.

Profitability in Internal Combustion Engine and Machinery benefited from the brisk sales of lawn mowers, compact and utility tractors in the U.S. market, due to lower interest rates, and strong housing construction, which was consistent with the prior year. However, this benefit was offset by the increase in pension costs and, in the end, operating income declined from the prior year. Profitability in Pipes, Valves, and Industrial Castings benefited from rigorous cost controls and the increased efficiency of the manufacturing process production system. However, these benefits were offset by the surge in the prices of raw materials and the increase in pension costs. In Environmental Engineering, profitability deteriorated because of lower sales to local governments. Building Materials and Housing recorded an operating loss of ¥6.4 billion, reflecting various expenses from the reorganization of the building materials business amounting to approximately ¥4.7 billion.

Cost of Sales

The cost of sales increased 0.9% from the prior year, to ¥701.7 billion. The cost of sales as a percentage of net sales increased 0.3%, to 75.4%. In spite of a favorable product mix and continuous cost reduction efforts, the increase in pension costs (an increase of ¥28.2 billion) increased the ratio of cost of sales to sales.

Selling, General, and Administrative Expenses

Selling, general, and administrative (SG&A) expenses increased 10.2% from the prior year, to ¥199.8 billion. The ratio of SG&A expenses to net sales increased 1.9 percentage points, to 21.5%. The Company continued to reduce SG&A expenses by reducing staff at the corporate headquarters. These efforts were successful and achieved the goal of reduced costs. However, the surge in pension costs (an increase of ¥15.2 billion) resulted in an overall increase in total SG&A expenses.

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets dropped 64.8%, to ¥6.9 billion. This improvement was due to an impairment loss recorded in the prior year related to a golf course owned by a subsidiary.

Other Income (Expenses)

Other income, net, was ¥5.2 billion, an increase of ¥28.7 billion from the prior year. The valuation losses on short-term and other investments decreased ¥23.7 billion from the prior year, to ¥1.1 billion, and the gain on sales of securities increased by ¥3.2 billion. Interest expense was ¥4.3 billion and has been decreasing over the past 5 consecutive years due to the reduction of interest-bearing debt.

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Due to the factors above, income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies increased 340.2%, to ¥27.1 billion.

Income Taxes

Income taxes increased 11.4% from the prior year, to ¥13.7 billion. The effective tax rate decreased 149.1 percentage points, to 50.6%. The primary reason for the decrease was the non-deductibility of the impairment loss on the golf course in the prior year. The loss was accounted for without recording a related deferred tax asset because it was uncertain whether the subsidiary would achieve profitability to allow for the utilization of the deferred tax asset in the future. Income tax-current was ¥29.3 billion, an increase of ¥7.7 billion, and income tax-deferred (benefit) increased ¥6.3 billion, to ¥15.6 billion.

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥0.4 billion, to ¥2.5 billion. Equity in net income of affiliated companies increased ¥0.5 billion from the prior year, to ¥0.8 billion.

Net Income (Loss)

Due to the aforementioned factors, net income was ¥11.7 billion, compared with a loss of ¥8.0 billion in the prior year. Return on shareholders’ equity improved 5.6%, to 3.3%, from the prior year.

Income per ADS

Basic net income per ADS (5 common shares) was ¥44, as compared to a loss per ADS of ¥29 in the prior year. The number of shares of treasury stock held by the Company was 69.6 million as of March 31, 2004, and these shares were excluded from the calculation of net income per ADS.

Dividends

The Company’s basic policy for the allocation of profit is to maintain or raise dividends. To this end, the Company determines the most appropriate use of retained earnings by considering current business operations as well as the future business environment. A year-end cash dividend per ADS at the rate of ¥15 was approved at the general meeting of shareholders, held on June 25, 2004. The Company also paid a ¥15 per ADS interim dividend to each shareholder. Accordingly, the annual cash dividends per ADS were ¥30.

Comprehensive Income

Comprehensive income was ¥85.9 billion, ¥142.1 billion improvement from the prior year. This increase was due to the improvement in net income of ¥19.7 billion, an increase in unrealized gains on securities of ¥55.0 billion, and a ¥68.0 billion adjustment to reduce the minimum pension liability from the prior year.

B. Liquidity and Capital Resources

Finance and Liquidity Management

The Company’s financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents, other current assets, cash flows provided by operating activities, and borrowing, the Company is in a position to fully finance the expansion of its business, R&D, and capital expenditures for current and future business projects. The specific methods of obtaining financing available to the Company are borrowing from financial institutions, the securitization of trade notes and accounts receivables, establishing committed lines of credit, and the issuance of bonds and commercial paper in the capital markets.

Annual interest rates of short-term borrowings ranged primarily from 0.02% to 2.70% at March 31, 2005. The weighted average interest rate on such short-term borrowings was 1.7%. As for long-term debt, interest rates were primarily fixed, and the weighted average interest rate on such longterm debt at March 31, 2005, was 1.6%.

In North America, the Company maintains an accounts receivables securitization program of trade receivables and finance receivables. The Company may sell both trade and finance receivables through independent revolving-period securitization trusts. Trade receivables sold under the securitization program and finance receivables sold under the securitization program are excluded from receivables in the accompanying consolidated balance sheets. In the year under review, a subsidiary in the U.S.A. decided to obtain borrowings using finance receivables as collateral instead of selling finance receivables under the securitization program. The Company sold trade receivables totaling ¥84.5 billion ($789.8 million) during the year ended March 31, 2005. The Company also sold finance receivables totaling ¥5.8 billion ($53.8 million) during the year ended March 31, 2005.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥30.0 billion ($280 million) with some Japanese banks. However, the Company currently does not use these lines as it is focused on the reduction of interest-bearing debt. In the U.S.A., Europe, and Asia, the Company maintains adequate uncommitted lines of credit with financial institutions. The Company also maintains a commercial paper program allowing for the issuance of commercial paper of up to ¥100.0 billion ($935 million). Total commercial paper at the end of March 2005 amounted to ¥6.0 billion ($56.1 million).

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

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company is reducing its interest-bearing debt(*) focusing on debt excluding the effects of reduced cash flow caused by its sales financing programs. The Company is providing comprehensive sales financing to support machinery sales in the U.S.A. and Japan. The Company believes an increase of debt related to sales financing programs is a result of business expansion and it is not appropriate to target reduction of the related debt; thus, the additional debt carried on its books to fund this program is excluded when determining the target. At the end of March 2005, the amount of interest-bearing debt excluding the effects of reduced cash flow caused by its sales financing program was ¥158.2 billion ($1,479 million), and the amount of total interest-bearing debt was ¥304.2 billion ($2,843 million). Of the ¥304.2 billion, ¥275.6 billion was borrowings from financial institutions, and the remaining ¥28.6 billion consisted of corporate bonds.

The amount of working capital decreased ¥28.4 billion, to ¥171.3 billion ($1,601 million), from the prior year-end. Additionally, the ratio of current assets to current liabilities decreased 14.2 percentage points, to 134.0%. The primary reason for this decrease was that a large portion of long-term debt moved from long-term liabilities to the current portion of long-term debt. There is some seasonality to the Company’s liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments is collected during April through June every year.

All things considered, the Company believes that it can support its current and anticipated capital and operating expenditures for the foreseeable future. The currencies in which the Company has its debt are mainly Japanese yen and U.S. dollars. There are no restrictions regarding the manner in which the funds may be used.

(*) Interest-bearing debt = Short-term borrowings + Current portion of long-term debt + Long-term debt

Ratings

The Company has obtained a credit rating from Rating and Investment Information, Inc. (R&I), a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company’s current rating is A+ as of March 2005 and its outlook is stable. The Company’s favorable credit rating provides it access to capital markets and investors.

Assets, Liabilities, and Shareholders’ Equity

The Company restated its 2004 consolidated balance sheet as a result of reconsideration of its classification of retail finance receivables.

Retail finance receivables were previously classified as current assets in the consolidated balance sheet.

The Company reconsidered its classification of these receivables and restated its 2004 consolidated balance sheet considering Chapter 3, Section A, “Current Assets and Current Liabilities” of Accounting Research Bulletins No. 43, “Restatement and Revision of Accounting Research Bulletins” to reflect amounts expected to be collected one year after the balance sheet date as long-term assets.

See Note 17 to the Consolidated Financial Statements.

1) Assets

Total assets at the end of March 2005 amounted to ¥1,193.1 billion ($11,150 million), an increase of ¥68.8 billion (6.1%) from the end of the prior year. Current assets were ¥675.4 billion ($6,312 million), an increase of ¥60.9 billion from the end of the prior year. Current assets increased due mainly to increases in notes and accounts receivable, short-term finance receivables, and inventories. The increases of notes and accounts receivable and inventories are mainly due to 9 newly consolidated subsidiaries and a sales increase in overseas markets. In spite of the increase of inventories, inventory turnover improved 0.3 point, to 6.6 times. In addition to the increase in current assets, the sharp increase in long-term finance receivables resulted in an increase in investments and long-term finance receivables. Substantial increases in short- and longterm finance receivables originated from a rapid expansion of business as well as a reduction of sales of finance receivables in North America. On the other hand, property, plant, and equipment and other assets decreased. Property, plant, and equipment slightly decreased ¥3.0 billion, to ¥219.8 billion ($2,054 million). The decrease in other assets was owing principally to a decrease in deferred tax assets, which is in connection with the transfer of the substitutional portion of the benefit obligation and related plan assets to the Japanese government.

2) Liabilities

Total liabilities amounted to ¥690.5 billion ($6,453 million), a decrease of ¥27.0 billion from the prior year-end. Current liabilities increased, reflecting increases in short-term borrowings, current portion of long-term debt, and notes and accounts payable. The increase in short-term borrowings is corresponding to the increase in short-term finance receivables. The increase in notes and accounts payable was due mainly to newly consolidated subsidiaries and the net sales increase.

In contrast, long-term liabilities decreased due mainly to the decrease in long-term debt and the sharp decline in accrued retirement and pension costs. A large portion of long-term debt moved to current liabilities and accrued retirement and pension costs decreased because of the transfer of the substitutional portion of the benefit obligation and related plan assets to the Japanese government.

3) Minority Interests

Minority interests increased ¥5.9 billion, to ¥21.6 billion ($202 million), due to an increase in the number of subsidiaries that are not 100% owned.

4) Shareholders’ Equity

Total shareholders’ equity increased ¥89.9 billion, to ¥481.0 billion ($4,495 million). Due to the increase in net income, shareholders’ equity increased significantly, and the shareholders’ equity ratio(*1) exceeded 40%, which is a target at March 31, 2006, in the Medium-Term Management Strategy.

In order to reduce the number of outstanding shares and create more value for shareholders, the Company commenced a program for the purchase of shares of treasury stock in December 2001. During the year under review, the Company retired 69.0 million shares of treasury stock in June 2004 and then additionally purchased 39.8 million shares of treasury stock. As a result, treasury stock at the end of March 2005 was 40.4 million shares, equivalent to ¥21.6 billion that was deducted from shareholders’ equity. For these purchases, the Company used net cash provided by operating activities. Next fiscal year, the Company plans to continue the purchase of shares of treasury stock. The debt-to-equity ratio(*2) was 63.2%, 5.0 percentage points lower than at the prior year-end, due to the growth in shareholders’ equity that resulted from increased net income. As of June 30, 2005, the Company retired 39.0 million shares of treasury stock.

(*1) Shareholders’ equity ratio = shareholders’ equity / total assets

(*2) Debt-to-equity ratio = interest-bearing debt / shareholders’ equity

Cash Flows

The Company reclassified certain amounts between operating and investing activities in its consolidated statements of cash flows as a result of reconsideration of its classification of the cash flow activity related to the retail finance receivables. Activity related to the retail finance receivables on the consolidated statements of cash flows was previously classified into operating activities as “(Increase) decrease in notes and accounts receivable.”

The Company reconsidered its classification of the cash flow activity related to loans provided by finance subsidiaries to customers of independent dealers of the Company’s products and currently classifies such activity into investing activities pursuant to the FASB No. 95, “Statement of Cash Flows,” and in consideration of such industry standards as “Increase in finance receivables,” “Collection of finance receivables,” and “Sales of finance receivables” in the consolidated statements of cash flows.

See Note 1 to the consolidated financial statements.

Net cash provided by operating activities during the year under review was ¥66.9 billion ($625 million), a decrease of ¥42.7 billion from the prior year. The primary reason for this decrease was fluctuations in notes and accounts receivable. The amount of notes and accounts receivable sold in North America in the prior year was significantly larger, and it resulted in the substantial decrease in notes and accounts receivable in the prior year.

In contrast, notes and accounts receivables increased in the year under review, resulting in the decrease in net cash provided by operating activities.

Net cash used in investing activities was ¥78.2 billion ($731 million), an increase of ¥37.9 billion from the prior year. The increase is primarily attributable to a reduction in sales of finance receivables as the Company obtained funding through increased borrowings.

Net cash provided by financing activities was ¥4.5 billion ($42 million), as compared to ¥55.1 billion of net cash used in financing activities in the prior year. The fluctuation is primarily due to increased borrowings and a reduction in debt repayment.

As a result, including the effect of exchange rate changes on cash and cash equivalents, cash and cash equivalents at the end of March 2005 was ¥74.6 billion ($697 million), a decrease of ¥6.7 billion from the prior year.

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, the Company conducts its derivative transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. The counterparties for the Company’s derivative transactions are financial institutions with high creditworthiness; therefore, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 12 to the consolidated financial statements.

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

C. Research and Development, Patents and Licenses, etc

Research and Development

The Company conducts its research and development activities with approximately 1,200 researchers and engineers. The following table shows the Company’s research and development expenses for the last 3 fiscal years.

	Millions of yen			Thousands of U.S. dollars
	2003	2004	2005	2005
R&D Expenses	¥26,405	¥23,261	¥21,963	$205,262
As a percentage of consolidated net sales	2.9%	2.5%	2.2%	—

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

Examples of R&D activities in the Company’s 4 business groups are as follows:

In Internal Combustion Engine and Machinery, the Company developed new mid-sized tractors, named “New Grandam” series for domestic farmers. A smooth and agile performance is achieved by its new 16 speed transmission with clutch-less system and its automatical gear-sifting function. Total R&D expenses of this group were ¥16.5 billion.

In Pipes, Valves, and Industrial Castings, the Company developed new large-sized pipe fittings “TYPE-NS” which ware reinforced against earthquakes. The Company also developed tools and tooling for easier construction and simplifying work operation of pipes and fittings. R&D expenses of this group were ¥2.0 billion.

In Environmental Engineering, the Company developed new submerged membrane systems and control units. The Company improved its filter and enlarged by size 50% compared to previous filters and whole systems in order to apply them to large wastewater treatment facilities. R&D expenses of this group were ¥1.3 billion.

In Other segment, the Company developed its weighing and measuring control system, digital load cell indicator for truck scales. The system realized easy operations with a color touch screen and graphical user interface. R&D expenses of this group were ¥1.8 billion.

The remaining ¥0.4 billion was spent on fundamental R&D activities.

Patent and License

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2005, the Company held 5,735 Japanese patent and utility model registrations, and 885 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants licenses to others to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2005, royalty income and expenses were ¥672 million ($6,280 thousand) and ¥706 million ($6,598 thousand), respectively, under such licensing arrangements.

D.Trend Information

Outlook for the Next Fiscal Year

General Conditions

Although the Japanese economy is expected to break out of its stagnant condition, the prospects are still unpredictable considering current risks, especially considering that the potential for higher prices of raw materials and crude oil may have a negative impact on the world economy. The Company expects the difficult economic conditions to persist.

Medium-Term Management Strategy

The Company formulated the “Medium-Term Management Strategy” (for the 2 years ending March 31, 2006) in order to further improve profitability and is engaged in a concerted effort to implement the strategy corporate-wide. The key target of the strategy is to create a business structure that can generate operating income of more than 8% of consolidated net sales on a regular basis. In fiscal 2005, the Company attained an operating income ratio of 9.4%, exceeding our target. Building on the progress made in the first year of the strategy, the Company intends to pursue higher levels of achievement and to do its utmost to ensure that the strategy will be implemented with maximum effectiveness, relying on the 3 principal concepts of the strategy: “Reforming the business structure and profit structure,” “Reforming operational systems,” and “Strengthening the financial position.”

Financial Outlook

Under such conditions, the Company expects consolidated net sales for the year ending March 31, 2006 to increase slightly from the prior year. Domestic sales are expected to be almost the same amount as that of the year ended March 31, 2005. Overseas sales are expected to increase steadily due to sales expansion in the Internal Combustion Engine and Machinery segment.

The Company expects a steady improvement in operating income. Although the price increases in raw materials and the appreciation of the yen will result in downward pressure on operating income, increases of overseas sales in the Internal Combustion Engine and Machinery, corporate-wide cost cuts, and a decrease in pension costs are expected to contribute to the increase in operating income. The Company also expects a sharp decrease of net income mainly due to the significant decrease in other income-net as a result of a government subsidy recorded during the year ended March 31, 2005.

Contingencies

Legal proceedings

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

The FTCJ also brought a criminal accusation alleging violation of the Anti-Monopoly Law against the Company and 3 of its employees, who were indicted in the Tokyo High Court in March 1999. On February 24, 2000, the Company was fined ¥130 million, and the 3 employees were given 6-10 months prison sentences, suspended for 2 years.

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

The Company’s action in response to issues in connection with the health hazard of asbestos

Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, which is now a company office, had produced asbestos-containing products. In April 2005, the Company was advised that some residents who lived near the former plant suffered from mesothelioma, a form of lung cancer and is said to be mainly caused by aspiration of asbestos. After discussing this issue with those patients and their private support groups, and deliberating internally and consulting with outside advisors, the Company announced on June 30, 2005 that it would pay consolation payments to three patients. Subsequently, such payments were made. The Company stated in its announcement that, although the causal relationship between the Company’s manufacturing activities of asbestos-containing products and the contraction of diseases such as mesothelioma was not clear, it reached this decision because of the need to act quickly to economically assist these long-suffering patients, who had incurred certain medical expenses, from the viewpoint of social responsibility. The Company also stated that it would react seriously and faithfully if it learned of asbestos-related health hazards that occurred near its other plants.

Subsequent to the Company’s announcement, in accordance with the Company’s policies and procedures, the Company decided to make consolation payments to additional patients with mesothelioma who lived near the former plant during a specified period and to the families of residents who died from mesothelioma.

With regard to current and former employees who died of, or are suffering from, asbestos-related diseases, the Company has paid, or is paying, compensation in accordance with policies that were established in the early 1990s, which include compensation for medical expenses, special health checkups for retired employees, and certain additional payments to workers’ compensation that are not required by law but are voluntarily made by the Company.

The Company expenses payments to residents and current and former employees when the Company determines that a payment is warranted based on the medical condition of the individual concerned and in consideration of the Company’s policy. During the years ended March 31, 2005, 2004 and 2003, the Company made payments aggregating ¥210 million ($1,963 thousand), ¥433 million and ¥142 million, respectively, to current and former employees affected by asbestos contamination. Although the Company has not been involved in any lawsuits up to the present time related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of asbestos-containing products, and residents who lived near the Company’s plants at which asbestos-containing products were produced, the Company may face lawsuits related to this issue. The Company believes that it is not possible at this time to reasonably estimate its total exposure and the related liability to current and former employees and residents related to this matter that might ultimately be incurred in the future. No liability for this contingency has been recorded in the Company’s accompanying consolidated balance sheets as of March 31, 2005 and 2004.

Subsequent event

On May 13, 2005, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2005 of ¥5 per common share (¥25 per 5 common shares) or a total of ¥7 billion ($61million). The resolution to pay the cash dividend was approved at the general meeting held on June 24, 2005.

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

F. Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at March 31, 2005.

	Millions of Yen
		Payments Due by Period
Year Ended March 31, 2005	Total	Less than year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	¥119,802	¥119,802	¥ —	¥ —	¥ —
Capital lease obligations	4,841	2,379	2,228	185	49
Long-term debt	179,524	64,498	70,577	37,909	6,540
Deposits from customers	3,322	3,322	—	—	—
Operating lease obligations	1,478	334	513	245	386
Commitments for capital expenditures	1,155	1,155	—	—	—

Total	¥310,122	¥191,490	¥73,318	¥38,339	¥6,975

	Thousands of U.S. Dollars
		Payments Due by Period
Year Ended March 31, 2005	Total	Less than year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	$1,119,645	$1,119,645	$—	$—	$ —
Capital lease obligations	45,243	22,234	20,822	1,729	458
Long-term debt	1,677,794	602,785	659,598	354,290	61,121
Deposits from customers	31,047	31,047	—	—	—
Operating lease obligations	13,813	3,121	4,795	2,289	3,608
Commitments for capital expenditures	10,794	10,794	—	—	—

Total	$2,898,336	$1,789,626	$685,215	$358,308	$65,187

The Company’s contributions to pension plans for the year ending March 31, 2006 are expected to be ¥14,105 million ($131,822 thousand).

G. Safe Harbor

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

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The information with respect to the directors and corporate auditor is as follows:

Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including responsibilities in other companies)
Daisuke Hatakake (Jun. 29, 1941)	35,000 par value Shares of the Company	President and Representative Director of the Company
		Apr. 2003	President and Representative Director of the Company (to present)
		Jun. 2002	General Manager of Corporate Compliance Headquarters
		Jun. 2001	Managing Director of the Company, in charge of Corporate Planning & Control Dept., Finance & Accounting Dept., in charge of Corporate Information Systems Planning Dept. (assistant)
		Aug. 2000	In charge of PV Business Planning & Promotion Dept.
		Jun. 2000	In charge of Compliance Auditing Dept., Business Alliance Dept. (assistance), Corporate Information Systems Planning Dept. (assistance), General Manager of Corporate Planning & Control Dept.
		Jun. 1999	Director of the Company
		Dec. 1998	General Manager of Corporate Planning & Control Dept.
		Apr. 1964	Joined the Company

Akio Nishino (Mar. 14, 1941)	26,000 par value Shares of the Company	Executive Vice President and Representative Director of the Company,
In charge of Tokyo Administration Dept., General Manager of Environmental Engineering Consolidated Division, General Manager of Tokyo Office
		Apr. 2005	Executive Vice President and Representative Director of the Company, in charge of Tokyo Office (to present)
		Apr. 2004	In charge of Tokyo Administration Dept., Chairman of Kubota Construction Co., Ltd.
		Apr. 2004	Executive Managing Director of the Company
		Apr. 2003	General Manager of Environmental Engineering Consolidated Division, General Manager of Tokyo Office (to present)
		Jun. 2002	Managing Director of the Company, Deputy General Manager of Environmental Engineering Consolidated Division, General Manager of Water Environmental Engineering Division
		Apr. 2001	General Manager of Solid Waste Engineering Division
		Jun. 2000	Director of the Company, Deputy General Manager of Environmental Engineering Division
		Feb. 1991	General Manager of Incinerator Engineering Dept.
		Apr. 1966	Joined the Company

Yoshihiro Fujio (Sep. 6, 1944)	20,000 par value Shares of the Company	Executive Managing Director of the Company, General Manager of Industrial & Material Systems Consolidated Division
		Jun. 2004	General Manager of Coordination Dept. in Industrial & Material Systems Consolidated Division
		Apr. 2004	Executive Managing Director of the Company, General Manager of Industrial & Material Systems Consolidated Division (to present)
		Dec. 2003	In charge of Housing & Building Materials Business Coordination Dept.
		Apr. 2003	Managing Director of the Company, in charge of Secretary & Public Relations Dept., Health & Safety Planning & Promotion Dept.
		Oct. 2002	In charge of Environmental Protection and Health & Safety Promotion Dept. (assistant)
		Jun. 2002	In charge of Personnel Dept., General Manager of Head Office
		Jun. 2001	Director of the Company, in charge of Human Resources & Labor Relations Dept. (assistant)
		Jun. 2000	General Manager of Electronic Equipped Machinery Division and General Manager of Kyuhoji Plant
		Dec. 1998	General Manager of FA Sales Dept.
		Apr. 1967	Joined the Company

Moriya Hayashi (May 7, 1944)	25,000 par value Shares of the Company

Executive Managing Director of the Company,

General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

		Apr. 2004	Executive Managing Director of the Company, General Manager of Farm & Industrial Machinery Consolidated Division (to present)
		Apr. 2003	Managing Director of the Company, General Manager of Tractor Division
		Jan. 2002	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Oct. 2001	Deputy General Manager of Tractor Division
		Jun. 2001	Director of the Company
		Jun. 1999	President of Kubota Tractor Corporation
		Apr. 1969	Joined the Company

Toshihiro Fukuda (Oct. 12, 1945)	26,000 par value Shares of the Company	Executive Managing Director of the Company, In charge of CSR Planning & Coordination Dept., Environmental Protection Dept., General Affairs Dept., General Manager of Compliance Headquarters
		Apr. 2005	Executive Managing Director of the Company, in charge of CSR Planning & Coordination Dept., General Manager of Compliance Headquarters(to present)
		Apr. 2004	In charge of Environmental Protection Dept., General Affairs Dept. (to present)
		Apr. 2004	Managing Director of the Company, in charge of Corporate Compliance Headquarters
		Apr. 2003	General Manager of Farm Machinery Division
		Mar. 2003	In charge of Related Products Division
		Jun. 2002	Director of the Company
		Oct. 2001	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sales Coordination Dept. in Farm & Industrial Machinery Consolidated Division
		Dec. 1998	General Manager of Coordination Dept. in Farm & Industrial Machinery Consolidated Division
		Apr. 1969	Joined the Company

Yasuo Masumoto (Apr. 21, 1947)	17,000 par value Shares of the Company

Managing Director of the Company,

Deputy General Manager of Industrial & Material Systems Consolidated Division, General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division, General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division, in charge of Quality Assurance & Manufacturing Promotion Dept.

		Apr. 2005	Deputy General Manager of Industrial & Material Systems Consolidated Division (to present)
		Jan. 2005	In charge of Quality Assurance & Manufacturing Promotion Dept. (to present)
		Jun. 2004	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division (to present)
		Apr. 2004	In charge of Manufacturing Planning & Promotion Dept.
		Apr. 2004	Managing Director of the Company (to present)
		Apr. 2003	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division (to present)
		Jun. 2002	Director of the Company
		Oct. 2001	General Manager of Farm Machinery Division
		Apr. 1999	General Manager of Utsunomiya Plant
		Apr. 1971	Joined the Company

Yoshiharu Nishiguchi (Jan. 29, 1947)	17,000 par value Shares of the Company	Managing Director of the Company, In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., Secretary & Public Relations Dept., General Manager of Head Office
		Apr. 2005	Managing Director of the Company, in charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office (to present)
		Apr. 2004	In charge of Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., Secretary & Public Relations Dept.
		Jun. 2003	In charge of Air Condition Equipment Division, Corporate Planning & Control Dept., Finance & Accounting Dept.
		Jun. 2003	Director of the Company
		Dec. 2002	General Manager of Compliance Auditing Dept.
		Jun. 2000	General Manager of Finance & Accounting Dept.
		Jul. 1998	General Manager of Accounting Dept.
		Apr. 1970	Joined the Company

Eisaku Shinohara (Aug. 25, 1947)	16,000 par value Shares of the Company	Managing Director of the Company, In charge of Research & Development Planning & Promotion Dept., General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division
		Apr. 2005	Managing Director of the Company, in charge of Research & Development Planning & Promotion Dept. (to present)
		Apr. 2004	General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Jun. 2003	Director of the Company
		Oct. 2001	Deputy General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Vehicle Technology Generalization Dept.
		Jun. 2000	General Manager of Construction Machinery Division and General Manager of Planning Dept. in Construction Machinery Division
		Jun. 1999	Deputy General Manager of Construction Machinery Division and General Manager of Vehicle Technology Generalization Dept.
		Apr. 1974	Joined the Company

Nobuo Izawa (Feb. 28, 1948)	10,000 par value Shares of the Company	Managing Director of the Company, Deputy General Manager of Environmental Engineering Consolidated Division, General Manager of Pumps Division
		Apr. 2005	Managing Director of the Company, Deputy General Manager of Environmental Engineering Consolidated Division (to present)
		Jun. 2003	Director of the Company
		Apr. 2002	Ditto and General Manager of Planning Dept. in Pumps Division
		Jun. 2001	General Manager of Pumps Division (to present)
		Apr. 1998	General Manager of Sales Dept. I in Pumps Division
		Apr. 1971	Joined the Company

Yoshihiko Tabata (Mar. 23, 1946)	18,000 par value Shares of the Company	Director of the Company, General Manager of Engine Division
		Jun. 2004	Director of the Company (to present)
		Oct. 2003	General Manager of Engine Division (to present)
		May 1998	President of Kubota Engine America Corporation
		Dec. 1976	Joined the Company

Kazunobu Ueta (Jan. 1, 1947)	9,000 par value Shares of the Company	Director of the Company, In charge of Farm Facilities Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
		Apr. 2005	In charge of Farm Facilities Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Jun. 2004	In charge of Related Products Division
		Jun. 2004	Director of the Company (to present)
		Apr. 2004	In charge of Related Products Division (assistant) and General Manager of Sales Control Dept. in Farm & Industrial Machinery Consolidated Division
		Apr. 2000	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
		Apr. 1969	Joined the Company

Takashi Shoji (Jun. 17, 1947)	6,000 par value Shares of the Company	Director of the Company, General Manager of Waste Engineering Division
		Jun. 2004	Director of the Company, General Manager of Waste Engineering Division (to present)
		Apr. 2004	Ditto and General Manager of Water Environmental Engineering Division
		Jun. 2002	General Manager of Solid Waste Engineering Division
		Apr. 2001	General Manager of Sales Dept. I in Solid Waste Engineering Division
		Jun. 1996	General Manager of Incinerator Plant Sales Dept.
		Apr. 1971	Joined the Company

Tokuji Ohgi (Jul. 25, 1947)	8,000 par value Shares of the Company	Director of the Company, General Manager of Ductile Iron Pipe Division
		Apr. 2005	General Manager of Ductile Iron Pipe Division (to present)
		Jun. 2004	In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office
		Jun. 2004	Director of the Company (to present)
		Apr. 2004	In charge of Personnel Dept. (assistant), Health & Safety Planning & Promotion Dept. (assistant)
		Apr. 2003	General Manager of Secretary & Public Relations Dept.
		Jun. 2001	General Manager of Human Resources & Labor Relations Dept.
		Apr. 1972	Joined the Company

Morimitsu Katayama (Jan. 17, 1948)	19,000 par value Shares of the Company

Director of the Company,

In charge of Quality Assurance & Manufacturing Promotion Dept. (assistant), General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Sakai Plant

		Jan. 2005	In charge of Quality Assurance & Manufacturing Promotion Dept. (assistant) (to present)
		Jun. 2004	In charge of Manufacturing Planning & Promotion Dept. (assistant)
		Jun. 2004	Director of the Company (to present)
		Apr. 2004	General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Apr. 2003	General Manager of Sakai Plant (to present)
		Oct. 2001	Ditto and General Manager of Construction Machinery Division
		Apr. 1999	General Manager of Construction Machinery Manufacturing Dept. in Hirakata Plant
		Apr. 1963	Joined the Company

Nobuyuki Toshikuni (Jan. 30, 1951)	9,000 par value Shares of the Company	Director of the Company, General Manager of Tractor Division
		Jun. 2004	Director of the Company (to present)
		Apr. 2004	General Manager of Tractor Division (to present)
		Oct. 2001	President of Kubota Tractor Corporation
		Apr. 1999	General Manager of Tractor Engineering Dept.
		Apr. 1973	Joined the Company

Hirokazu Nara (Oct. 2, 1948)	12,000 par value Shares of the Company

Director of the Company

In charge of Air Condition Equipment Division, Housing & Building Materials Business Coordination Dept., Septic Tanks Division, PV Business Planning & Promotion Dept., Finance & Accounting Dept., General Manager of Corporate Planning & Control Dept.

		Jun. 2005	In charge of Finance & Accounting Dept., PV Business Planning & Promotion Dept., Housing & Building Materials Business Coordination Dept., Septic Tanks Division, Air Condition Equipment Division (to present)
		Apr. 2005	In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant) (to present)
		Apr. 2003	General Manager of Corporate Planning & Control Dept. (to present)
		Jun. 1996	General Manager of Planning Dept. in Vending Machinery Division
		Apr. 1971	Joined the Company

Masayoshi Kitaoka (Dec. 11, 1949)	0 par value Shares of the Company	Director of the Company, General Manager of Farm Machinery Division
		Jun. 2005	Director of the Company (to present)
		Apr. 2004	General Manager of Farm Machinery Division (to present)
		Dec. 2002	General Manager of Electronic Equipped Machinery Division and FA Sales Dept.
		Jun. 2001	Ditto and General Manager of Electronic Equipped Machinery Division
		Aug. 2000	Ditto and General Manager of Kyuhoji Plant
		Apr. 1998	General Manager of CAD Dept.
		Apr. 1973	Joined the Company

Tetsuji Tomita (Mar. 6, 1950)	6,000 par value Shares of the Company	Director of the Company, President of Kubota Tractor Corporation
		Jun. 2005	Director of the Company
		Apr. 2004	President of Kubota Tractor Corporation (to present)
		Jan. 2003	President of Kubota Europe S.A.S.
		Oct. 1999	General Manager of Export Dept. in Tractor Division
		Apr. 1973	Joined the Company

Masatoshi Kimata (Jun. 22, 1951)	14,000 par value Shares of the Company	Director of the Company, General Manager of Tsukuba Plant
		Jun. 2005	Director of the Company (to present)
		Oct. 2001	General Manager of Tsukuba Plant (to present)
		Apr. 1977	Joined the Company

Masamichi Nakahiro (Jun. 28, 1941)	17,000 par value Shares of the Company	Corporate Auditor of the Company
		Jun. 2000	Corporate Auditor of the Company (to present)
		Jun. 1991	General Manager of Planning Dept. of Environmental Control Plant Consolidated Division
		Apr. 1966	Joined the Company

Susumu Sumikura (Jul. 1, 1943)	27,270 par value Shares of the Company	Corporate Auditor of the Company
		Jun. 2003	Corporate Auditor of the Company (to present)
		Apr. 2002	Corporate Planning & Control Dept.
		Jun. 1999	General Manager of Business Alliance Dept
		Dec. 1998	General Manager of Planning Dept of Electronic Equipped machinery Division
		Apr. 1967	Joined the Company

Junichi Maeda (May 23, 1945)	14,000 par value Shares of the Company	Corporate Auditor of the Company
		Jun. 2005	Corporate Auditor of the Company (to present)
		Jun. 2003	Director of the Company
		Apr. 2003	General Manager of Ductile Iron Pipe Division
		Jun. 2001	General Manager of Planning Dept. in Ductile Iron Pipe Division
		Apr. 2001	Ditto and General Manager of Production Management Dept. in Ductile Iron Pipe Division
		Jun. 2000	General Manager of Planning Dept. in Ductile Iron Pipe Division
		Sep. 1972	Joined the Company

Teisuke Sono (May 10, 1934)	4,000 par value Shares of the Company	Corporate Auditor of the Company
		Apr. 2004	Appointed as a visiting professor of Hokuriku University (to present)
		Jun. 2003	Corporate Auditor of the Company (to present)
		Apr. 2001	The professor of International Buddhist University
		Aug. 1996	Judge of Osaka High Court
		Oct. 1994	Chief Justice of Kobe Family Court
		Apr. 1973	Judge
		Apr. 1963	Deputy of Judge

Yoshio Suekawa (Sep. 1, 1937)	1,000 par value Shares of the Company	Corporate Auditor of the Company
		Jun. 2004	Corporate Auditor of the Company (to present)
		Apr. 2004	Appointed as a special visiting professor, the Faculty of Commerce, Doshisha University (to present)
		Jun. 2003	Assumed statutory auditor of SUS-TECH Corporation
		Jul. 2002	Established Suekawa CPA Office (to present)
		Jun. 2002	Retired from Representative Partner of Deloitte Touche Tohmatsu, Osaka
		May 1989	Assumed Representative Partner of Deloitte Touche Tohmatsu, Osaka
		Jul. 1984	Joined Sanwa Tokyo Marunouchi (currently, Deloitte Touche Tohmatsu)
		Oct. 1963	Registered as a CPA with the Japanese Institute of Certified Public Accountants
		Oct. 1959	Joined Lowe Bingham and Luckie (subsequently, PricewaterhouseCoopers, Osaka)

Yuzuru Mizuno (Jan. 21, 1948)	0 par value Shares of the Company	Corporate Auditor of the Company
		Jul. 2005	Executive Senior Councilor of Corporate Accounting & Finance of Matsushita Electric Industrial Co., Ltd. (to present)
		Jun. 2005	Corporate Auditor of the Company (to present)
		Jul. 2004	Executive Director of Matsushita Electric Industrial Co., Ltd., in charge of Corporate Finance & Investor Relations
		Feb. 2004	Director (non full-time) of Nippon Otis Elevator Company (to present)
		Oct. 2000	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.
		Oct. 2000	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.
		Jun. 1998	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.
		Dec. 1995	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		Apr. 1970	Joined Matsushita Electric Industrial Co., Ltd.

Between Directors or Corporate Auditors of the Company there is no family relationship. No Directors and Corporate Auditors, except Teisuke Sono, Yoshio Suekawa and Yuzuru Mizuno, Corporate Auditors, of the Company have business activities performed outside the Company. No Directors have directorship of another company.

There is not any arrangement or understanding with major shareholders, customers, suppliers or other pursuant to which any person named above was selected as a Director or a Corporate Auditor.

The Company is not dependent on specific Directors, researchers, or any other entity for its management.

B. Compensation

The aggregate remuneration, including bonuses, paid by the Company in fiscal 2005 to all Directors (some of whom are also the executive officers) and Corporate Auditors of the Company as a group (29persons) was ¥475 million. No options to purchase securities from the registrant or any of its subsidiaries were outstanding on March 31, 2005.

The Company accrued retirement benefits for Directors and Corporate Auditors under the Company’s plan. During fiscal 2005 the Company accrued for retirement benefits for Directors and Corporate Auditors aggregating ¥132 million. However, at the ordinary general meeting of shareholders held on June 24, 2005, the Company proposed and resolved that the retirement benefit systems for directors and corporate auditors should be terminated as of the date of the meeting and retirement benefit should be paid to present directors and corporate auditors for the services rendered before termination of the system. Timing of payment will be at their retirements from their offices.

C. Board Practices

The Company’s Articles of Incorporation as revised as of June 24, 2005 provide that the number of Directors of the Company shall be not more than 30 and that of the Corporate Auditors shall be not more than 6.

Directors and Corporate Auditors shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company’s affairs. Directors may, by resolution of the Board of Directors, appoint a Chairman of the Board of Directors, a Vice Chairman of the Board of Directors, a President-Director, and one or more Executive Vice President-Directors, Executive Managing Directors and Managing Directors. The Chairman of the Board of Directors and President-Director are Representative Directors and severally represent the Company. In addition, the Board of Directors may by its resolution, appoint one or more additional Representative Directors. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one year from their assumption of office, and in the case of Corporate Auditors, within 4 years from their assumption of office. However, they may serve any number of consecutive terms.

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

The Corporate Auditors may not at the same time be Directors, corporate executive officers, managers or employees of the Company or any of its subsidiaries. Each Corporate Auditor has the statutory duty to examine the Company’s consolidated and non-consolidated financial statements and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company’s affairs. They are required to attend in meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote.

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

D. Employees

Head Count at the End of the Period	2003	2004	2005
	22,834	22,198	22,916

Head Count in Each Segment	2003	2004	2005
Internal Combustion Engine and Machinery	9,591	10,803	12,026
Pipes, Valves, and Industrial Castings	4,497	4,240	4,116
Environmental Engineering	2,409	2,478	2,489
Other	5,541	4,246	3,872
Corporate	796	431	413

Total	22,834	22,198	22,916

The number of full-time employees of Kubota as of March 31, 2005 was 22,916. Most employees of the Company in Japan, other than managerial personnel, are union members. The unions belong to the Federation of all Kubota Labor Union, which is affiliated with the Japanese Trade Union Confederation. The Company has not experienced any strikes or work stoppages for 56 years and believes its relations with its employees or union to be excellent.

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

E. Share Ownership

The total number of shares of the Company’s common stock beneficially owned by the Directors and Corporate Auditors as a group as of June 24, 2005 was as follows:

Title of Class	Identity of persons or group	Number of shares owned	Percentage of class
Common stock	Directors and Corporate Auditors	356,270	0.03%

About individual shareholdings, see Item6.A “Directors and Senior Management.”

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2005, 5 shareholders held more than 5 percent of the shares issued. The 10 largest shareholders are as follows:

	(As of March 31, 2005)
Name	Number of shares (thousand)	(%)
Japan Trustee Services Bank, Ltd.	154,770	11.54
The Master Trust Bank of Japan, Ltd.	113,463	8.46
Nippon Life Insurance Company	93,819	6.99
Trust & Custody Services Bank, Ltd.	90,566	6.75
Meiji Yasuda Life Insurance Company	78,851	5.88
The Dai-ichi Mutual Life Insurance Company	48,618	3.62
Sumitomo Mitsui Banking Corporation	34,620	2.58
Kubota Fund (Employee Stock Ownership Plan)	33,057	2.46
Sumitomo Life Insurance Company	23,816	1.77
State Street Bank and Trust Company 505103	16,317	1.21

(Note) Although the Company possesses 39,965,595 of its treasury stocks, it is not included in the table above.

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. The major shareholders have the same voting rights as other common shareholders of the Company.

As of March 31, 2005, there were 1,340,808,978 shares of Common Stock issued, of which 10,442,710 shares were in the form of ADR and 101,011,731 shares were held by the residents in the U.S. The number of registered ADR holders was 40 and the number of registered holders of common stock in the U.S. was 91.

To the best knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by other corporations or by the Japanese or any foreign government.

B. Related Party Transactions

In the ordinary course of business, the Company has transactions with numerous companies. During the fiscal year ended March 31, 2005, the Company had sales transactions with affiliates accounted under the equity method, aggregating ¥64,465 million ($602,477 thousand). As of March 31, 2005, the Company had trade notes and accounts receivable from affiliated companies of ¥22,729 million ($212,421 thousand). The Company does not consider the amounts involved in such transactions to be material to its business.

Refer to Note 3 of the Consolidated Financial Statements for additional information regarding the Company’s investments in and advances to affiliated companies.

C. Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

The information required by this item, except as stated below, appears in the financial section, which is incorporated herein by reference, of the Company’s 2005 Annual Report.

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

The FTCJ also brought a criminal accusation alleging violation of the Anti-Monopoly Law against the Company and 3 of its employees, who were indicted in the Tokyo High Court in March 1999. On February 24, 2000, the Company was fined ¥130 million, and the 3 employees were given 6 – 10 months prison sentences, suspended for 2 years.

In the meanwhile, the Company received a surcharge order of ¥7,072 million ($66,093 thousand) from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the Anti-Monopoly Law, upon initiation of the procedures the surcharge order lost effect. In addition, Section 7-2 of the Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2, and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such unfavorable outcome. As of March 31, 2005 the Company is still in the process of the hearing procedures.

Patent Infringement

In July 2003, Etesia, which manufactures mowers in France, filed a patent infringement lawsuit and a noise regulation infringement lawsuit against the Company to the French district court. The district court rendered a verdict in favor of the Company in January 2005.

Policy on Dividends Distributions

The Company's basic policy for the allocation of profit is to “maintain or raise dividends.” The Company’s policy is to determine the most appropriate use of retained earnings, by considering current business operations as well as the future business environment.

B. Significant Changes

Except as disclosed in this annual report, there have been no significant changes since the date of latest annual financial statements of the Company.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The primary market for Kubota’s common stock is the Tokyo Stock Exchange (the “TSE”) in the form of original common stock. Kubota’s common stock has been listed on the TSE since 1949, and has also been listed on the Osaka Securities Exchange since 1949.

Overseas, Kubota’s common stock is listed on the New York Stock Exchange (the “NYSE”) in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”). Prior to July 15, 2002, each ADS represented 20 shares of common stock. On July 15, 2002, the Company changed the unit of ADS from 20 common shares to 5 in order to help increase the number of ADS holders and improve the liquidity of its ADSs.

Kubota’s ADSs, which have been listed on the NYSE since 1976, are issued by JPMorgan Chase Bank, as Depositary. Kubota’s common stock is also listed on Frankfurt Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low sales prices of Kubota’s common stock on the TSE and of Kubota’s ADSs on the NYSE.

		TSE price per share of common stock		NYSE price per ADS (5 common shares)
		High	Low	High		Low
Annual Highs and Lows
2001		¥443	¥307	$20	66	$13	25
2002		530	308	20	78	12	25
2003		435	280	17	25	11	50

Quarterly Highs And Lows
2004
1 st	quarter	¥331	¥260	$14	10	$11	06
2 nd	quarter	439	283	18	74	12	30
3 rd	quarter	445	370	21	10	16	80
4 th	quarter	517	411	24	15	19	75

2005
1 st	quarter	596	446	27	90	19	05
2 nd	quarter	582	485	26	65	22	00
3 rd	quarter	539	466	25	24	22	10
4 th	quarter	595	510	28	46	24	41

Monthly Highs and Lows
February, 2005		¥580	¥546	$27	60	$26	00
March		595	552	28	46	26	40
April		596	517	27	20	24	20
May		604	537	27	89	25	29
June		651	576	29	85	27	31
July		659	603	29	50	27	67
August		718	649	32	60	29	50

The Company has never experienced trade suspension, and keeps enough liquidity for trading.

B. Plan of Distribution

Not applicable

C. Markets

The stocks of the Company are listed on 2 stock exchanges in Japan (Tokyo and Osaka), and 2 overseas stock exchanges (New York and Frankfurt). In May 1949, the stocks were listed on Tokyo Stock Exchange (the “TSE”) and Osaka Securities Exchange. The stocks were also listed on Frankfurt Stock Exchange in March 1974, and in November 1976 listed on New York Stock Exchange (the “NYSE”).

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

Directors

Each Director has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Commercial Code, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The maximum total amounts of remuneration to Directors and that to Corporate Auditors must be, and accordingly has been, approved at a general meeting of shareholders. The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum amount of compensation. Within such authorized amounts the remuneration amount for each Director is determined by the Company’s President who is delegated to do so by the Board of Directors, and that for each Corporate Auditor is determined upon consultation among the Corporate Auditors.

Except as stated below, neither the Commercial Code nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their own compensation, the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), their retirement age or requirements to hold any shares of Common Stock of the Company. The Commercial Code specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to appoint or dismiss important employees, such as executive officers; and to establish, change or abolish material corporate organizations such as a branch office. The Regulations of the Board of Directors and the relevant internal regulation of the Company require a resolution of the Board of Directors for the Company’s borrowing in an amount more than 5 billion yen or guaranteeing in an amount more than one billion yen or its equivalent.

Common Stock

General

Except as otherwise stated, set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

A bill to modernize and make overall amendments to the Commercial Code passed the Diet and was promulgated July 26, 2005. As a result of such amendments, the provisions governing joint stock corporations, which are currently included in the Commercial Code, will be embodied in a new company law (the “New Company Law”). The New Company Law will come into effect within one year and half after its promulgation and is currently expected to take effect in the spring of 2006. Descriptions of the New Company Law are made below to the extent necessary or appropriate in the context.

Under the Commercial Code, generally, shares may be transferred only by delivering share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the Company’s register of shareholders, in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.

A new law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within 5 years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of common stock of the Company, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Authorized capital

Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 1,931,000,000 shares.

As of March 31, 2005, 1,340,808,978 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

Dividends

Dividends – General

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

Under the New Company Law, subject to certain limitations on the distributable surplus as described below, dividends, if any, may be paid to shareholders, beneficial shareholders, and pledgees of record as of a record date as set forth by the Company’s Articles of Incorporation or as determined by the board of directors from time to time. Dividends shall be paid by way of distribution of surplus. Dividends may be distributed in cash or in kind. In distributing dividends, the Company may determine the kind of assets to be distributed, the book value of such assets, matters regarding allocation of such assets, and the effective date of such dividends, by a resolution of a general meeting of shareholders. However, the Company may generally determine such matters by a resolution of the board of directors if (a) the Company’s Articles of Incorporation so provide, (b) the term of its directors is set to be until the conclusion of the ordinary general meeting of shareholders held with respect to the last closing of accounts within one year after such director’s assumption of office, and (c) certain requirements regarding the financial statements and certain documents of the Company as set forth in an ordinance of the Ministry of Justice are met; provided, however, that when the Company is to make in-kind dividends without giving shareholders the right to request payment of cash dividends in lieu of in-kind dividends, it shall determine such matters by a special shareholders resolution (as defined in “—Voting Rights”). When the Company makes payment of dividends, it shall allocate such dividends in proportion to the number of shares of any specific class held by each shareholder.

Dividends – Interim cash dividends

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

Under the New Company Law, notwithstanding the necessity of obtaining approval of general meeting of shareholders in general under the New Company Law as described above, the Company is allowed to make payment of interim dividends during a fiscal year by way of distribution of surplus by resolution of the board of directors; provided, however, that such payment of interim dividends shall be limited to cash dividends and also limited to once per fiscal year.

Dividends – Legal reserve

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

The New Company Law provides that when a joint stock company like the Company makes distribution of surplus, it shall set aside in its legal reserve an amount equal to 10% of the amount of the surplus to be decreased as a result of such distribution of surplus in accordance with the provisions set forth in an ordinance of the Ministry of Justice.

Dividends – Distributable amount

Under the Commercial Code, the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets, as appearing on its non-consolidated balance sheet as at the end of the preceding fiscal year, over the aggregate of:

(i)	its stated capital;

(ii)	its additional paid-in capital;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned; and

(v)	such other amounts as provided for by an ordinance of the Ministry of Justice.

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

Under the New Company Law, the Company is permitted to make distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the Distributable Amount (as defined below) as at the effective date of such distribution of surplus. Under the New Company Law, the Distributable Amount would include amounts gained or incurred as a result of certain events occurring after the end of the Company’s last fiscal year. In addition, under the New Company Law, the Company will be permitted to prepare extraordinary financial statements, or Extraordinary Financial Statements, as of a certain date during the fiscal year immediately after the Company’s last fiscal year, or the Extraordinary Account Settlement Date, which must be audited by corporate auditors and accounting auditors and approved by the Company’s board of directors and, in certain cases, the general meeting of shareholders of the Company. Once the Extraordinary Financial Statements are so audited and approved, the Company can make adjustments to the Distributable Amount by adding net income or by deducting loss for the period after the end of the Company’s last fiscal year until the Extraordinary Account Settlement Date.

The amount of surplus at any given time shall be the amount of the Company’s assets and the book value of the Company’s treasury stock after subtracting the amounts of the following items (1) through (4) as they appear on the Company’s non-consolidated balance sheet as at the end of the Company’s last fiscal year, and after reflecting the changes in the Company’s surplus after the end of the Company’s last fiscal year, by adding the amounts of the following items (5), (6) and (7) and/or subtracting the amounts of the following items (8), (9) and (10):

(1)	its liabilities;

(2)	its stated capital;

(3)	its additional paid-in capital and accumulated legal reserve;

(4)	other amounts as provided for by an ordinance of the Ministry of Justice;

(5)	(if the Company transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock after subtracting the book value thereof;

(6)	(if the Company decreased its stated capital after the end of the last fiscal year) the amount of decrease in its stated capital (excluding the amount transferred to the additional paid-in capital or legal reserve);

(7)	(if the Company decreased its additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of decrease in its additional paid-in capital or legal reserve (excluding the amount transferred to the stated capital);

(8)	(if the Company cancelled its treasury stock after the end of the last fiscal year) the book value of its treasury stock so cancelled;

(9)	(if the Company distributed surplus to shareholders after the end of the last fiscal year) the assets distributed to shareholders by way of such distribution of surplus; and

(10)	other amounts as provided for by an ordinance of the Ministry of Justice.

The Distributable Amount of the Company at any given time shall be the aggregate amount of (a) the surplus, (b) (if the Company prepares Extraordinary Financial Statements) the amount of profit as recorded for the period after the end of the Company’s last fiscal year until the Extraordinary Account Settlement Date as provided for in an ordinance of the Ministry of Justice and (c) (if the Company prepares Extraordinary Financial Statements) the transfer price of its treasury stock in the same period, after subtracting the amounts of the following items:

(1)	the book value of its treasury stock;

(2)	(if the Company transferred its treasury stock after the end of the last fiscal year) the transfer price of its treasury stock;

(3)	(if the Company prepares Extraordinary Financial Statements) the losses as recorded for the period after the end of the Company’s last fiscal year until the Extraordinary Account Settlement Date as provided for in an ordinance of the Ministry of Justice; and

(4)	other amounts as provided for by an ordinance of the Ministry of Justice.

Dividends – Ex-dividend date and prescription

In Japan the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

Under its Articles of Incorporation, the Company is not obligated to pay any dividends which are left unclaimed for a period of 3 years after the date on which they first became payable.

For information as to Japanese taxes on shareholder dividends, see Section E of this Item 10 – Taxation – Japanese Taxation.

Stock splits

The Company may at any time split shares in issue into a greater number of shares by resolution of the Board of Directors, and may in principle amend its Articles of Incorporation to increase the number of the authorized shares to be issued in proportion to the relevant stock split pursuant to a resolution of the Board of Directors rather than a special shareholders resolution (as defined in “—Voting Rights”) which is otherwise required for amending the Articles of Incorporation.

In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders. When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date thereof, at least 2 weeks prior to such record date. In addition, promptly after the stock split takes effect, the Company must give notice to each shareholder specifying the number of shares to which such shareholder is entitled by virtue of the stock split. After the New Company Law becomes effective, no such notice to each shareholder is required.

Consolidation of Shares

The Company may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “ — Voting Rights”). When a consolidation of shares is to be made, the Company must give public notice and notice to each shareholder that, within a period of not less than one month specified in the notice, share certificates must be submitted to the Company for exchange. The Company must disclose the reason for the consolidation of shares at the general meeting of shareholders.

General meeting of shareholders

The ordinary general meeting of shareholders of the Company for each fiscal year is normally held in June in each year in Osaka, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least 2 weeks prior to the date set for the meeting.

Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least 2 weeks prior to the date set for the meeting. Under the Commercial Code, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least 3 percent (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a percentage lower than 3 percent, such percentage) of the total number of voting rights for a period of 6 months (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a period shorter than 6 months, such period) or more may require the convocation of a general meeting of shareholders for a particular purpose by submitting a written request to a Representative Director. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than 8 weeks (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a period shorter than 8 weeks, such period) from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a number less than 300, such number) voting rights or one percent (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a percentage lower than one percent, such percentage) of the total number of voting rights for a period of 6 months (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a period shorter than 6 months, such period) or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least 8 weeks (or, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a period shorter than 8 weeks, such period) prior to the date set for such meeting.

Voting rights

So long as the Company maintains the unit share system (see Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – Unit share system below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following 2 sentences. A corporate shareholder more than one-quarter of whose total voting rights are directly or indirectly owned by the Company (or when the New Company Law becomes effective, management of which is being controlled in substance by the Company as provided for by an ordinance of the Ministry of Justice) may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders represented at the meeting. The Commercial Code (or when the New Company Law becomes effective, the New Company Law) and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

The Commercial Code (or when the New Company Law becomes effective, the New Company Law) and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party;

(2)	consolidation of shares;

(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a director or corporate auditor (when the New Company Law becomes effective, the removal of a board member who is elected by cumulative voting);

(5)	the exemption of liability of a board member or corporate auditor with certain exceptions;

(6)	a reduction of stated capital (when the New Company Law becomes effective, with certain exceptions in which a shareholders’ resolution is not required);

(7)	(when the New Company Law becomes effective) a distribution of in-kind dividends which meets certain requirements;

(8)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(11)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or

(12)	separating of the corporation into 2 or more corporations with certain exceptions in which a shareholders’ resolution is not required,

the quorum shall be one-third of the total voting rights of all the shareholders and the approval by at least two-thirds (or when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide for a percentage more than two-thirds, such percentage) of the voting rights of all the shareholders represented at the meeting is required (in addition, when the New Company Law becomes effective and in the event that the Company’s Articles of Incorporation provide that the approval by certain number of shareholders is required, such approval is also required) (the “special shareholders resolutions”).

Pursuant to the terms of the Amended and Restated Deposit Agreement relating to American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs), each ADS representing 5 shares of Common Stock of the Company, as soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of shareholders of the Company, the Depositary (currently JPMorgan Chase Bank) will mail to the record holders of ADRs a notice which will contain the information in the original notice. The record holders of ADRs on a date specified by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the shares of Common Stock of the Company represented by their ADSs, including instructions to give a discretionary proxy to a person designated by the Company. The Depositary will endeavor, in so far as practicable, to vote the number of shares of Common Stock of the Company represented by such ADSs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Deposited Shares.

Issue of additional shares and pre-emptive rights

Holders of the Company’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date at least 2 weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least 2 weeks prior to the date on which such rights expire.

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

Record date

March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more units of shares in the Company’s registers of shareholders and/or that of beneficial shareholders at the end of each March 31 are entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least 2 weeks’ prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of its Common Stock

The Company may acquire its own shares: (a) through a stock exchange on which such shares are listed or by way of tender offer, pursuant to an ordinary resolution of an ordinary general meeting of shareholders or a resolution of the Board of Directors; (b) by purchase from a specific party other than a subsidiary of the Company, pursuant to a special shareholders resolution of an ordinary general meeting of shareholders; or (c) by purchase from a subsidiary of the Company, pursuant to a resolution of the Board of Directors. Under the New Company Law, not only ordinary general meetings of shareholders but also extraordinary general meetings of shareholders will be able to approve the acquisition by the Company of its own shares in the cases of (a) and (b) above.

If shares are purchased by the Company pursuant to a resolution of the Board of Directors in the case of (a) above, then the reason for the purchase, as well as the kind, number and aggregate purchase price of such shares must be reported to the shareholders at the ordinary general meeting of shareholders to be held immediately after such purchase of shares. When the proposal for such acquisition by the Company from a specific party other than a subsidiary of the Company is submitted to an ordinary general meeting of shareholders, any other shareholder may make a written request to a Representative Director, more than 5 calendar days prior to the relevant shareholders’ meeting, to include him/her as the seller in the proposed purchase. However, under the New Company Law, the acquisition of its own shares at a price not exceeding the then market price to be provided under an ordinance of the Ministry of Justice will not trigger the right of any shareholder to include him/her as the seller of his/her shares in such proposed purchase.

Any such acquisition of shares must satisfy the requirements under the Commercial Code. In the case of the acquisition by the Company of its own shares pursuant to an ordinary resolution of an ordinary general meeting of shareholders, the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments after taking into account a reduction, if any, of the stated capital, additional paid-in capital or legal reserve (if such reduction of the stated capital, additional paid-in capital or legal reserve has been authorized pursuant to a resolution of the relevant ordinary general meeting of shareholders), minus the amount to be paid by way of appropriation of retained earnings for the relevant fiscal year and the amount to be transferred from retained earnings to stated capital. If the Company purchases shares pursuant to a resolution of the Board of Directors, the total amount of the purchase price may not exceed the amount of the retained earnings available for interim dividend payments minus the amount of any interim dividend the Company actually paid. However, if it is anticipated that the net assets on the non-consolidated balance sheet as at the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, additional paid-in capital and other items as described in (i) through (v) to “Dividends-Distributable amount” above, the Company may not acquire such shares. Under the New Company Law, the restriction on the source of funds for the acquisition by the Company of its own shares will be integrated into those for the distribution of surplus to the shareholders. See “Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – Dividends.”

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

Sale by the Company of shares held by shareholders whose location is unknown

The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company continuously for 5 years or more.

In addition, the Company may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for 5 years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends on the shares continuously for 5 years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least 3 months’ prior public and individual notice, and holding or depositing the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

Reporting of substantial shareholdings

The Securities and Exchange Law of Japan and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares of Common Stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within 5 business days a report concerning such shareholdings.

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

Except for the general limitations under Japanese anti-trust and anti-monopoly regulations against holding of shares of Common Stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, and except for general limitations under the Commercial Code or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

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

Business division and integration of plastic pipes

The Company resolved at the Board of Directors’ Meeting held on May 27, 2004 that the Company would divide and transfer its plastic pipes business into a company which was jointly established with C.I. Kasei Company Limited (hereinafter “C.I. Kasei ”) on April 1, 2005 in order to integrate the business operation with C.I. Kasei.

Method of integration:	The Company and C.I. Kasei divided their plastic pipes businesses, and the businesses were integrated into a newly established company, named “Kubota-C.I. Co., Ltd.”.
Scheduled date :	Business division and establishment of “Kubota-C.I. Co., Ltd.” : April 1, 2005
Share allotment ratio :	42,000 common shares (70%) to the Company 18,000 common shares (30%) to C.I. Kasei
Capital stock :	¥3.0 billion

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

In general, taking into account the earlier assumption, for purposes of the income tax convention between Japan and the U.S.A. (the “Treaty”), and Japanese income tax purposes, U.S. holders of ADRs will be treated as owning the Common Stock underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “U.S. holder” is a holder that:

(i)	is a resident of the U.S. for purposes of the Treaty;

(ii)	does not maintain a permanent establishment in Japan (a) with which ADRs or shares of Common Stock are effectively connected or (b) of which ADRs or shares of Common Stock form part of the business property; and

(iii)	is eligible for benefits under the Treaty with respect to income and gain derived in connection with the ADRs or shares of Common Stock.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20 percent. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5 percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2008, and (ii) 15 percent for dividends due and payable on or after April 1, 2008. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent for portfolio investors with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and the U.K.

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to a U.S. holder that is a portfolio investor is generally limited to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. holder that is a pension fund is exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on the Company’s shares of Common Stock by the Company is required to submit, through the Company, an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance to the relevant tax authority before payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits 2 Application Forms (one before payment of dividends, the other within 8 months after the Company’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, any relevant non-resident Holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be eligible under an applicable tax treaty but do not follow the required procedures as stated above.

Gains derived from the sale of shares of Common Stock of the Company or ADRs outside Japan by a non-resident Holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax. U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

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

United States federal income taxation

This section describes the material United States federal income tax consequences of owning Common Stock or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you own your Common Stock or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of the Company,

•	a person that holds Common Stock or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

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

You are a U.S. holder if you are a beneficial owner of Common Stock or ADSs and you are:

•	a citizen or resident of the U.S.A.,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Taxation of Dividends

Under the United States federal income tax laws, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by the Company with respect to common stock or ADSs will be qualified dividend income.

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

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income”, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive income” or “general income” which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

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

U.S. Securities and Exchange Commission : 100 F Street, N.E., Washington D.C. 20549

Form 20-F is also available at the website of the Company. URL : http://www.kubota.co.jp

I. Subsidiary Information

Not applicable

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

(a) Quantitative Information about Market Risk

In the information stated below, there are no material changes between fiscal 2005 and 2004.

Foreign Currency Exchange Risks

The following tables provide information regarding the Company’s derivative financial instruments related to foreign exchange forward contracts and currency swaps as of March 31, 2005, which was translated into Japanese yen at the year-end spot rate.

Foreign Exchange Forward Contracts and Currency Swaps

Sell U.S. Dollar, Buy Yen (as of March 31, 2005)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥26,875	¥27,606	$251,168	$258,000
4-6 months	10,502	10,700	98,150	100,000

Total	¥37,377	¥38,306	$349,318	$358,000

Sell Euro, Buy Yen (as of March 31, 2005)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥6,562	¥6,689	$61,327	$62,514
4-6 months	3,654	3,711	34,149	34,682
7-9 months	615	649	5,748	6,065
10-12 months	370	388	3,458	3,626

Total	¥11,201	¥11,437	$104,682	$106,887

Sell Sterling Pound, Buy Euro (as of March 31, 2005)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥ 967	¥ 940	$ 9,037	$ 8,785
4-6 months	408	400	3,813	3,738

Total	¥1,375	¥1,340	$12,850	$12,523

Sell Baht, Buy Yen (as of March 31, 2005)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥875	¥883	$8,178	$8,252

Total	¥875	¥883	$8,178	$8,252

Sell Baht, Buy U.S. Dollar (as of March 31, 2005)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥222	¥225	$2,075	$2,103

Total	¥222	¥225	$2,075	$2,103

Sell Yen, Buy U.S. Dollar (as of March 31, 2005)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥ 17	¥18	$159	$168
4-6 months	53	53	495	495
7-9 months	32	31	299	290

Total	¥102	¥102	$953	$953

Interest Rate Risks

The following table provides information, by March 31, 2005 about the Company’s interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2005, which are translated into yen at the year-end spot rate.

Interest Rate Swap Contracts

	Weighted average rate		Notional amount
Maturities, years ending March 31. (As of March 31, 2005)	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2006	1.43%	1.74%	¥33,997	$317,729
2007	1.06	1.58	19,353	180,869
2008	0.44	1.01	8,573	80,121
2009	0.20	0.81	4,500	42,056
2010

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the net losses on derivatives included in accumulated other comprehensive income at March 31, 2005 will be reclassified into earnings within the next 12 months.

Equity Price Risk

The Company’s short-term and other investments are exposed to changes in equity price risks and consist mainly of available-for-sale securities. Fair value and other information for such equity securities are disclosed in Note 4, “Short-Term and Other Investments” of the consolidated financial statements.

Fair Value of Financial Instruments

The following tables provide information of fair value of finance instruments at the end of fiscal 2005.

	Millions of Yen		Thousands of U.S. Dollars
	Carrying value	Fair value	Carrying value	Fair value
Financial assets;
Financial receivables-net	¥131,646	¥126,164	$1,230,336	$1,179,103
Financial liabilities;
Long-term debt	(179,524)	(178,584)	(1,677,794)	(1,669,009)
Derivative financial instruments recorded as liabilities;
Foreign exchange instruments	(902)	(902)	(8,430)	(8,430)
Interest rate swaps and other instruments	(98)	(98)	(916)	(916)

(b) Qualitative Information about Market Risks

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

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in, and transactions with, its international operations. The Company utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flow resulting from accounts receivable and payable and future transactions denominated in foreign currencies (mainly U.S. Dollars, Euros, and Sterling Pound).

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

The Company's management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2005. Based on that evaluation, the Company's chief executive and chief financial officers concluded that the disclosure controls and procedures were effective as of that date.

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) occurred during the year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Company’s Board of Corporate Auditors has determined that Yoshio Suekawa qualifies as an “audit committee financial expert” as defined by the rules of the SEC. He is a certified public accountant in Japan. He started his career at Lowe Bingham and Luckie (subsequently, PricewaterhouseCoopers, Osaka) in 1959. Since then he has worked in several major accounting firms including Deloitte Touche Tohmatsu as a public accountant for more than 40 years. From 1974 to 1976 he worked at the office of Price Waterhouse in Los Angeles. Currently He maintains Suekawa CPA Office and is a special visiting professor of the faculty of commerce at Doshisha University. He was elected as one of the Company’s Corporate Auditors at the ordinary general meeting of shareholders held on June 25, 2004. See Item 6.A. for information regarding his business experience.

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

Policies for Pre-Approval of Audit and Non-Audit Services rendered by Independent Auditors

The Board of Corporate Auditors of the Company consists of 6 auditors, including 3 outside corporate auditors. The Board has adopted Pre-Approval Policies and Procedures for Audit and Non-Audit Services (the “Policies”) for the purpose of supervising its independent auditors’ work. The Policies govern external auditors to render audit or non-audit services to the Company. The Policies classify audit and non-audit services into 3 categories depending on the nature of services and regulate them differently.

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

Fees and Services of Deloitte Touche Tohmatsu

The following table discloses the aggregate fees accrued or paid to Deloitte Touche Tohmatsu for each of the last 2 fiscal years:

	(Millions of yen)
	Year ended March 31, 2005	Year ended March 31, 2004
Audit fees	¥195	¥191
Audit-related fees	17	30
Tax fees	129	70
All other fees	203	15

Total	¥544	¥306

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the Company’s purchases of its common stock during fiscal 2005:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2004 – April 30, 2004	13,397	488.73	0	0
May 1, 2004 – May 31, 2004	5,896	467.94	0	0
June 1, 2004 – June 30, 2004	12,452	527.51	0	30,000,000
July 1, 2004 – July 31, 2004	20,358	544.11	0	30,000,000
August 1, 2004 – August 31, 2004	10,132,056	529.71	10,124,000	19,876,000
September 1, 2004 – September 30, 2004	8,193,051	551.71	8,177,000	20,000,000
October 1, 2004 – October 31, 2004	21,868	503.00	0	20,000,000
November 1, 2004 – November 30, 2004	5,974,513	508.54	5,946,000	14,054,000
December 1, 2004 – December 31, 2004	5,629,497	501.27	5,581,000	19,056,000
January 1, 2005 – January 31, 2005	24,543	517.32	0	19,056,000
February 1, 2005 – February 28, 2005	4,870,793	567.93	4,850,000	14,206,000
March 1, 2005 – March 31, 2005	5,010,887	575.99	5,000,000	9,206,000

Total	39,909,311	—	39,678,000	—

Note:1) In accordance with the Commercial Code and its related legislations, all purchases other than purchases publicly announced were made as a result of holders of shares less than one unit, which is 1000 shares of common stock, requesting the Company to purchase shares that are a fraction of a unit.

2) In fiscal 2005, the Company established 3 programs of purchasing its shares on market. The Company executed the programs pursuant to Article 211-3, Paragraph 1, item 2 of the Commercial Code. None of these programs was terminated prior to expiration. Details of each program are as follows:

(1)	The program resolved at the Board of Directors’ Meeting held on June 25, 2004

	i )	Day of announcement:	June 25, 2004

	ii )	Type of shares to be purchased:	Shares of common stock of the Company

	iii )	Number of shares to be purchased:	Not exceeding 30.0 million shares

	iv )	Amount of shares to be purchased:	Not exceeding ¥18.0 billion

	v )	Term of validity:	From June 28, 2004 to September 27, 2004

(2)The program resolved at the Board of Directors’ Meeting held on September 28, 2004

i	)	Day of announcement:	September 28, 2004

ii	)	Type of shares to be purchased:	Shares of common stock of the Company

iii	)	Number of shares to be purchased:	Not exceeding 20.0 million shares

iv	)	Amount of shares to be purchased:	Not exceeding ¥12.0 billion

v	)	Term of validity:	From September 29, 2004 to December 15, 2004

(3)The program resolved at the Board of Directors’ Meeting held on December 16, 2004

i	)	Day of announcement:	December 16, 2004

ii	)	Type of shares to be purchased:	Shares of common stock of the Company

iii	)	Number of shares to be purchased:	Not exceeding 20.0 million shares

iv	)	Amount of shares to be purchased:	Not exceeding ¥12.0 billion

v	)	Term of validity:	From December 17, 2004 to March 22, 2005

PART   III

Item 17.	Financial Statements

See Consolidated Financial Statements attached hereto.

Item 18.	Financial Statements

Not applicable

Item 19.	Exhibits

Documents filed as exhibits to this annual report are as follows:

The financial section of the Company's 2005 Annual Report to Shareholders

Pages in the Financial Section of 2005 Annual Report to Shareholders
Five-Year Financial Summary of Operations [Information with respect to Item 3 is included ]	11

Segment Information	24 to 25

Consolidated Financial Statements as indicated in accompanying Index to Consolidated Financial Statements	26 to 49

Independent Auditors' Report	50

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

KUBOTA CORPORATION

Date; September 21, 2005	By	/s/ Hirokazu Nara
Hirokazu Nara
Director
(Principal Financial and Accounting Officer)

Kubota Corporation and Subsidiaries

Consolidated Financial Statements

and Financial Statements Schedule Comprising

Item 17 of Annual Report on Form 20-F

to Securities and Exchange Commission

for the Years Ended March 31, 2005, 2004, and 2003,

and Independent Auditors’ Report

Kubota Corporation and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Consolidated Financial Statements and Independent Auditors’ Report Included in the Financial Section of the Company’s 2005 Annual Report to Shareholders Attached Hereto and Incorporated by Reference:

Page in Financial Section of Annual Report to Shareholders
Five-Year Financial Summary	11

Segment Information (Years Ended March 31, 2005 and 2004)	22 and 23

Consolidated Balance Sheets (as of March 31, 2005 and 2004 (as restated))	24 and 25

Consolidated Statements of Income (Years Ended March 31, 2005, 2004, and 2003)	26

Consolidated Statements of Comprehensive Income (Loss) (Years Ended March 31, 2005, 2004, and 2003)	27

Consolidated Statements of Shareholders’ Equity (Years Ended March 31, 2005, 2004, and 2003)	27

Consolidated Statements of Cash Flows (Years Ended March 31, 2005, 2004, and 2003)	28

Notes to Consolidated Financial Statements	29 to 49

Independent Auditors’ Report	50

Financial Statement Schedule and Other Supplemental Information:

Schedule II : Valuation and Qualifying Accounts (Years Ended March 31, 2005, 2004, and 2003)	A

Supplemental Note to Consolidated Financial Statements with Respect to Income Taxes to Conform with Regulation S-X	B

All other schedules and supplemental information are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or in notes thereto.

Independent Auditors’ Report	C

FIVE-YEAR FINANCIAL SUMMARY

Kubota Corporation and Subsidiaries    Years Ended March 31, 2005, 2004, 2003, 2002, and 2001

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2005	2004	2003	2002	2001	2005

For the year
Net sales	¥983,226	¥930,237	¥926,145	¥965,791	¥984,767	$ 9,189,028
Percentage of previous year	105.7%	100.4%	95.9%	98.1%	101.0%
Cost of sales	713,312	701,727	695,571	729,863	742,516	6,666,468
Selling, general, and administrative expenses	181,727	199,768	181,353	188,713	198,569	1,698,383
Loss (gain) from disposal and impairment of businesses and fixed assets	(4,112)	6,893	19,608	12,791	489	(38,430)
Operating income	92,299	21,849	29,613	34,424	43,193	862,607
Cumulative effect of an accounting change	—	—	—	—	(21,559)	—
Net income (loss):	117,901	11,700	(8,004)	9,530	9,795	1,101,879
Percentage of previous year	1,007.7%	—	—	97.3%	59.6%
Percentage of net sales	12.0%	1.3%	(0.9)%	1.0%	1.0%
Net income (loss) per common share (Yen and U.S. Dollars):
Basic	¥89.11	¥8.72	¥(5.84)	¥6.78	¥6.95	$ 0.83
Diluted	86.83	8.53	(5.84)	6.67	6.83	0.81
Net income (loss) per 5 common shares (Yen and U.S. Dollars):
Basic	¥446	¥44	¥(29)	¥34	¥35	$ 4.17
Diluted	434	43	(29)	33	34	4.06
Pro forma amounts assuming accounting change was applied retroactively:
Net income					¥31,354
Net income per common share (Yen):
Basic					¥22
Diluted					21
Net income per 5 common shares (Yen):
Basic					¥111
Diluted					104
Cash dividends per common share (Yen and U.S. Dollars):	¥6	¥6	¥6	¥6	¥6	$ 0.06
Cash dividends per 5 common shares (Yen and U.S. Dollars):	¥30	¥30	¥30	¥30	¥30	$ 0.28

At year-end
Total assets	¥1,193,056	¥1,124,225	¥1,139,011	¥1,200,117	¥1,290,756	$11,150,056
Working capital	171,326	199,747	159,221	169,428	162,644	1,601,178
Long-term debt	117,488	144,845	155,966	167,850	182,238	1,098,019
Total shareholders’ equity	481,019	391,082	315,443	394,970	434,979	4,495,505
Shareholders’ equity per common share outstanding (Yen and U.S. Dollars):	¥369.90	¥291.81	¥234.45	¥284.07	¥308.54	$ 3.46
Shareholders’ equity per 5 common shares outstanding (Yen and U.S. Dollars):	¥1,849	¥1,459	¥1,172	¥1,420	¥1,543	$ 17.28

Notes:	1.	The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥107=US$1. See Note 1 to the consolidated financial statements.
	2.	The Company has not accounted for a nonmonetary security exchange transaction in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
	3.	Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
	4.	Cash dividends per common share are based on dividends paid during the year.
	5.	Pro forma data reflect the effect of an accounting change in retirement and pension costs to account for actuarial gains and losses in accordance with its current policy as described in Note 6 to the consolidated financial statements.
	6.	Working capital is the amount of total current assets less total current liabilities in the consolidated balance sheets. Working capital from 2001 through 2004 was restated as described in Note 17 to the consolidated financial statements.

11

SEGMENT INFORMATION

The following segment information for the years ended March 31, 2005 and 2004, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America.

In December 2003, the Company transferred the building materials business to one of its affiliated companies. Accordingly, the “Building Materials & Housing” segment was considered immaterial, and was included in the “Other” segment. The industry segment information for the year ended March 31, 2004 has been reclassified to conform with the industry segment information for the year ended March 31, 2005.

Industry Segments

	Millions of Yen
Year Ended March 31, 2005	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥582,664	¥170,629	¥117,633	¥112,300	¥983,226	¥ —	¥ 983,226
Intersegment	88	8,237	249	14,956	23,530	(23,530)	—

Total	582,752	178,866	117,882	127,256	1,006,756	(23,530)	983,226
Cost of sales and operating expenses	503,596	167,391	112,167	117,848	901,002	(10,075)	890,927

Operating income	¥ 79,156	¥ 11,475	¥ 5,715	¥ 9,408	¥105,754	¥(13,455)	¥ 92,299

Identifiable assets at March 31, 2005	¥614,123	¥190,669	¥105,890	¥100,874	¥1,011,556	¥181,500	¥1,193,056
Depreciation	14,154	6,368	930	1,678	23,130	2,338	25,468
Capital expenditures	17,482	1,823	358	1,388	21,051	5,046	26,097

	Millions of Yen
Year Ended March 31, 2004	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥501,551	¥175,178	¥115,721	¥137,787	¥930,237	¥ —	¥ 930,237
Intersegment	32	6,923	696	16,581	24,232	(24,232)	—

Total	501,583	182,101	116,417	154,368	954,469	(24,232)	930,237
Cost of sales and operating expenses	447,559	187,783	116,286	162,180	913,808	(5,420)	908,388

Operating income (loss)	¥ 54,024	¥ (5,682)	¥ 131	¥ (7,812)	¥ 40,661	¥(18,812)	¥ 21,849

Identifiable assets at March 31, 2004	¥512,885	¥204,764	¥101,086	¥109,829	¥928,564	¥195,661	¥1,124,225
Depreciation	12,713	7,440	927	3,777	24,857	2,397	27,254
Capital expenditures	13,096	2,504	2,711	2,117	20,428	968	21,396

	Thousands of U.S. Dollars
Year Ended March 31, 2005	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	$5,445,458	$1,594,664	$1,099,374	$1,049,532	$9,189,028	$—	$9,189,028
Intersegment	823	76,981	2,327	139,776	219,907	(219,907)	—

Total	5,446,281	1,671,645	1,101,701	1,189,308	9,408,935	(219,907)	9,189,028
Cost of sales and operating expenses	4,706,505	1,564,402	1,048,290	1,101,383	8,420,580	(94,159)	8,326,421

Operating income	$739,776	$107,243	$ 53,411	$ 87,925	$988,355	$(125,748)	$862,607

Identifiable assets at March 31, 2005	$5,739,467	$1,781,953	$ 989,626	$ 942,748	$9,453,794	$1,696,262	$11,150,056
Depreciation	132,280	59,514	8,692	15,682	216,168	21,851	238,019
Capital expenditures	163,383	17,037	3,346	12,972	196,738	47,159	243,897

Geographic Segments

	Millions of Yen
Year Ended March 31, 2005	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥659,283	¥232,135	¥91,808	¥ 983,226	¥ —	¥ 983,226
Intersegment	193,242	3,000	2,792	199,034	(199,034)	—

Total	852,525	235,135	94,600	1,182,260	(199,034)	983,226
Cost of sales and operating expenses	772,886	215,044	87,207	1,075,137	(184,210)	890,927

Operating income	¥ 79,639	¥ 20,091	¥ 7,393	¥ 107,123	¥ (14,824)	¥ 92,299

Identifiable assets at March 31, 2005	¥746,627	¥259,218	¥64,737	¥1,070,582	¥122,474	¥1,193,056

	Millions of Yen
Year Ended March 31, 2004	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥675,442	¥188,767	¥66,028	¥ 930,237	¥ —	¥ 930,237
Intersegment	154,741	2,656	1,949	159,346	(159,346)	—

Total	830,183	191,423	67,977	1,089,583	(159,346)	930,237
Cost of sales and operating expenses	815,158	172,195	63,338	1,050,691	(142,303)	908,388

Operating income	¥ 15,025	¥ 19,228	¥ 4,639	¥ 38,892	¥ (17,043)	¥ 21,849

Identifiable assets at March 31, 2004	¥752,041	¥177,163	¥44,290	¥ 973,494	¥150,731	¥1,124,225

	Thousands of U.S. Dollars
Year Ended March 31, 2005	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	$6,161,524	$2,169,486	$858,018	$ 9,189,028	$—	$9,189,028
Intersegment	1,806,000	28,037	26,094	1,860,131	(1,860,131)	—

Total	7,967,524	2,197,523	884,112	11,049,159	(1,860,131)	9,189,028
Cost of sales and operating expenses	7,223,234	2,009,757	815,019	10,048,010	(1,721,589)	8,326,421

Operating income	$744,290	$ 187,766	$ 69,093	$ 1,001,149	$(138,542)	$862,607

Identifiable assets at March 31, 2005	$6,977,822	$2,422,598	$605,019	$10,005,439	$1,144,617	$11,150,056

Sales by Region

	Millions of Yen				Thousands of U.S. Dollars
Years Ended March 31, 2005 and 2004	2005		2004		2005

Japan	¥637,902	64.9%	¥643,346	69.2%	$5,961,701
Overseas:
North America	232,631	23.6	189,273	20.3	2,174,121
Other Areas	112,693	11.5	97,618	10.5	1,053,206

Subtotal	345,324	35.1	286,891	30.8	3,227,327

Total	¥983,226	100.0%	¥930,237	100.0%	$9,189,028

Sales by region represent sales to unaffiliated customers based on the customers’ locations.

CONSOLIDATED BALANCE SHEETS

Kubota Corporation and Subsidiaries    March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2005	2004 As Restated (Note 17)	2005

ASSETS
Current assets:
Cash and cash equivalents	¥74,563	¥81,221	$696,850
Short-term investments (Note 4)	—	3,001	—
Notes and accounts receivable (Notes 1, 3, 5 and 15):
Trade notes	72,517	73,834	677,729
Trade accounts	248,338	227,021	2,320,916
Less: Allowance for doubtful notes and accounts receivable	(2,257)	(2,408)	(21,093)
Short-term finance receivables—net (Notes 1, 5 and 15)	50,921	26,876	475,897
Inventories (Note 2)	155,146	142,973	1,449,963
Other current assets (Notes 9 and 15)	76,143	61,909	711,617

Total current assets	675,371	614,427	6,311,879

Investments and long-term finance receivables:
Investments in and advances to affiliated companies (Note 3)	11,808	12,982	110,355
Other investments (Notes 4 and 5)	146,979	148,482	1,373,636
Long-term finance receivables—net (Notes 1, 5 and 15)	80,725	47,964	754,439

Total investments and long-term finance receivables	239,512	209,428	2,238,430

Property, plant, and equipment (Note 5):
Land	83,031	81,671	775,990
Buildings	200,173	200,535	1,870,776
Machinery and equipment	359,659	364,572	3,361,299
Construction in progress	4,499	2,313	42,047

Total	647,362	649,091	6,050,112
Accumulated depreciation	(427,612)	(426,345)	(3,996,374)

Net property, plant, and equipment	219,750	222,746	2,053,738

Other assets (Notes 1 and 9)	58,423	77,624	546,009

Total	¥1,193,056	¥1,124,225	$11,150,056

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2005	2004 As Restated (Note 17)	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 5)	¥119,802	¥85,999	$1,119,645
Trade notes payable	33,675	35,309	314,720
Trade accounts payable	183,367	158,397	1,713,710
Advances received from customers	4,104	6,026	38,355
Notes and accounts payable for capital expenditures	9,094	7,747	84,991
Accrued payroll costs	23,616	23,519	220,710
Accrued expenses	24,998	21,545	233,626
Income taxes payable	12,223	15,179	114,234
Other current liabilities (Note 14)	26,289	25,101	245,691
Current portion of long-term debt (Note 5)	66,877	35,858	625,019

Total current liabilities	504,045	414,680	4,710,701

Long-term liabilities:
Long-term debt (Note 5)	117,488	144,845	1,098,019
Accrued retirement and pension costs (Note 6)	65,836	143,679	615,290
Other long-term liabilities (Note 9)	3,093	14,293	28,906

Total long-term liabilities	186,417	302,817	1,742,215

Commitments and contingencies (Note 14)

Minority interests	21,575	15,646	201,635

Shareholders’ equity (Notes 7 and 11):
Common stock, authorized 1,931,000,000 shares and 2,000,000,000 shares in 2005 and 2004, respectively outstanding 1,300,413,082 shares and 1,340,197,124 shares in 2005 and 2004, respectively	78,156	78,156	730,430
Additional paid-in capital	87,263	87,263	815,542
Legal reserve	19,539	19,539	182,607
Retained earnings	290,187	204,156	2,712,028
Accumulated other comprehensive income	27,507	26,075	257,075
Treasury stock (40,395,896 shares and 69,611,854 shares in 2005 and 2004, respectively), at cost	(21,633)	(24,107)	(202,177)

Total shareholders’ equity	481,019	391,082	4,495,505

Total	¥1,193,056	¥1,124,225	$11,150,056

CONSOLIDATED STATEMENTS OF INCOME

Kubota Corporation and Subsidiaries    Years Ended March 31, 2005, 2004, and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	2005

Net sales (Note 3)	¥983,226	¥930,237	¥926,145	$9,189,028
Cost of sales	713,312	701,727	695,571	6,666,468
Selling, general, and administrative expenses	181,727	199,768	181,353	1,698,383
Loss (gain) from disposal and impairment of businesses and fixed assets (Note 13)	(4,112)	6,893	19,608	(38,430)

Operating income	92,299	21,849	29,613	862,607

Other income (expenses):
Interest and dividend income	9,488	7,264	7,622	88,673
Interest expense	(4,699)	(4,286)	(4,818)	(43,916)
Valuation losses on short-term and other investments	(423)	(1,083)	(24,822)	(3,953)
Subsidy from the government (Note 6)	58,571	—	—	547,393
Other—net (Note 8)	6,325	3,353	(1,439)	59,112

Other income (expenses), net	69,262	5,248	(23,457)	647,309

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	161,561	27,097	6,156	1,509,916

Income taxes (Note 9):
Current	28,917	29,255	21,538	270,252
Deferred	13,625	(15,554)	(9,242)	127,337

Total income taxes	42,542	13,701	12,296	397,589

Minority interests in earnings of subsidiaries	3,442	2,476	2,097	32,168

Equity in net income of affiliated companies (Note 3)	2,324	780	233	21,720

Net income (loss)	¥117,901	¥11,700	¥(8,004)	$1,101,879

	Yen			U.S. Dollars (Note 1)
Net income (loss) per common share (Note 10):
Basic	¥89.11	¥8.72	¥(5.84)	$0.83
Diluted	86.83	8.53	(5.84)	0.81

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Kubota Corporation and Subsidiaries    Years Ended March 31, 2005, 2004, and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	2005

Net income (loss)	¥117,901	¥11,700	¥(8,004)	$1,101,879

Other comprehensive income (loss), net of tax (Note 11):
Foreign currency translation adjustments	(1,468)	(7,535)	(6,366)	(13,720)
Unrealized gains (losses) on securities	517	43,368	(11,602)	4,832
Minimum pension liability adjustment	3,492	37,565	(30,386)	32,636
Unrealized gains (losses) on derivatives	(1,109)	772	131	(10,365)

Other comprehensive income (loss)	1,432	74,170	(48,223)	13,383

Comprehensive income (loss)	¥119,333	¥85,870	¥(56,227)	$1,115,262

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Kubota Corporation and Subsidiaries    Years Ended March 31, 2005, 2004, and 2003

		Millions of Yen
	Shares of Common Stock Outstanding (Thousands)	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost

Balance, March 31, 2002	1,390,419	¥78,156	¥87,263	¥19,539	¥216,810	¥ 128	¥(6,926)
Net loss					(8,004)
Other comprehensive loss						(48,223)
Cash dividends, ¥6 per common share					(8,289)
Purchases of treasury stock	(44,969)						(15,011)

Balance, March 31, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)
Net income					11,700
Other comprehensive income						74,170
Cash dividends, ¥6 per common share					(8,061)
Purchases of treasury stock	(5,253)						(2,170)

Balance, March 31, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)
Net income					117,901
Other comprehensive income						1,432
Cash dividends, ¥6 per common share					(7,989)
Purchases of treasury stock	(39,784)						(21,407)
Retirement of treasury stock					(23,881)		23,881

Balance, March 31, 2005	1,300,413	¥78,156	¥87,263	¥19,539	¥290,187	¥27,507	¥(21,633)

	Thousands of U.S. Dollars (Note 1)
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Comprehensive Income (Loss)	Treasury Stock at Cost

Balance, March 31, 2004	$730,430	$815,542	$182,607	$1,908,000	$243,692	$(225,299)
Net income				1,101,879
Other comprehensive income					13,383
Cash dividends, $0.06 per common share				(74,664)
Purchases of treasury stock						(200,065)
Retirement of treasury stock				(223,187)		223,187

Balance, March 31, 2005	$730,430	$815,542	$182,607	$2,712,028	$257,075	$(202,177)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Kubota Corporation and Subsidiaries    Years Ended March 31, 2005, 2004, and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	2005

Operating activities:
Net income (loss)	¥117,901	¥ 11,700	¥ (8,004)	$1,101,879
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	25,808	27,755	38,804	241,196
Provision for doubtful receivables	79	783	961	738
Provision for (reversal of) accrued retirement and pension costs	(7,306)	48,516	(4,416)	(68,280)
Subsidy from the government	(58,571)	—	—	(547,393)
Loss (gain) on sales of securities	(1,604)	(3,161)	5	(14,991)
Valuation losses on short-term and other investments	423	1,083	24,822	3,953
Loss on disposals of fixed assets	1,341	4,122	2,484	12,533
Impairment loss on fixed assets	1,095	1,263	17,403	10,234
Equity in net income of affiliated companies	(2,324)	(780)	(233)	(21,720)
Deferred income taxes	13,625	(15,554)	(9,242)	127,337
Change in assets and liabilities, net of effects from sales and transfer of businesses:
(Increase) decrease in notes and accounts receivable	(19,540)	48,241	36,917	(182,617)
(Increase) decrease in inventories	(8,129)	6,954	2,455	(75,972)
Increase in other current assets	(15,159)	(15,812)	(5,637)	(141,673)
Increase (decrease) in trade notes and accounts payable	22,404	(9,521)	(20,315)	209,383
Increase (decrease) in income taxes payable	(3,363)	5,195	(2,332)	(31,430)
Increase (decrease) in other current liabilities	3,151	310	(3,340)	29,449
Other	(2,923)	(1,519)	(1,038)	(27,318)

Net cash provided by operating activities	66,908	109,575	69,294	625,308

Investing activities:
Purchases of fixed assets	(20,818)	(26,493)	(33,838)	(194,561)
Purchases of investments and change in advances	(495)	9,257	(2,056)	(4,626)
Proceeds from sales of property, plant, and equipment	2,769	3,129	1,803	25,878
Proceeds from sales of investments	2,981	8,182	5,153	27,860
Proceeds from sale of business	1,117	2,562	—	10,439
Increase in finance receivables	(119,878)	(115,117)	(73,487)	(1,120,355)
Collection of finance receivables	53,575	31,192	27,554	500,701
Sales of finance receivables	5,208	50,019	40,892	48,673
Net (increase) decrease in short-term investments	3,001	(2,991)	1,384	28,047
Cash transferred in sale of a business	(6,048)	—	—	(56,523)
Other	360	(117)	(39)	3,364

Net cash used in investing activities	(78,228)	(40,377)	(32,634)	(731,103)

Financing activities:
Proceeds from issuance of long-term debt	39,582	37,128	65,627	369,925
Repayments of long-term debt	(39,081)	(74,171)	(45,447)	(365,243)
Net increase (decrease) in short-term borrowings	34,453	(7,489)	(26,548)	321,991
Cash dividends	(7,989)	(8,061)	(8,289)	(74,664)
Purchases of treasury stock	(21,451)	(2,223)	(15,011)	(200,476)
Other	(1,006)	(281)	(341)	(9,402)

Net cash provided by (used in) financing activities	4,508	(55,097)	(30,009)	42,131

Effect of exchange rate changes on cash and cash equivalents	154	(242)	(272)	1,439

Net increase (decrease) in cash and cash equivalents	(6,658)	13,859	6,379	(62,225)

Cash and cash equivalents, beginning of year	81,221	67,362	60,983	759,075

Cash and cash equivalents, end of year	¥ 74,563	¥ 81,221	¥ 67,362	$ 696,850

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Kubota Corporation and Subsidiaries    Years Ended March 31, 2005, 2004, and 2003

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

The manufacturing operations of the Company are conducted primarily at 19 plants in Japan and at 6 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are not only sold in Japan but are also sold in overseas markets which consist mainly of North America, Europe, and Asia.

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

Certain reclassifications have been made to the consolidated financial statements for 2004 and 2003 to conform with classifications used in 2005.

Translation into United States Dollars

The parent company and its domestic subsidiaries maintain their accounts in Japanese yen, the currency of the country in which they are incorporated and principally operate. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2005 of ¥107=US$1, solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. The accounts of certain consolidated subsidiaries that have December 31 fiscal year-ends have been included in the March 31 consolidated financial statements. The accounts of variable interest entities (VIEs) as defined by the FASB Interpretation No. 46 (revised December 2003) are included in the consolidated financial statements, if applicable. Intercompany items have been eliminated in consolidation.

Investments mainly in 20%~50%-owned companies (the “affiliated companies”) are accounted for using the equity method of accounting.

Revenue Recognition

The Company recognizes revenue related to product sales when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured.

Sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer. For long-term contracts, such sales are recorded under the percentage-of-completion method of accounting. Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. Estimated losses on sales contracts are recorded in the period in which they are identified.

In the case of finance receivables in which the face amount includes finance charges (principally retail financing), income is recorded over the terms of the receivables using the interest method.

Foreign Currency Translation

Under the provisions of SFAS No. 52,“Foreign Currency Translation,” assets and liabilities of foreign subsidiaries are translated into Japanese yen at year-end exchange rates, and income and expenses are translated at the average exchange rates for the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Exchange gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

Finance Receivables

Finance receivables arise from sales of farm equipment and construction machinery to customers under retail finance agreements. The term of the receivables varies from one to eight years, with interest at rates ranging from 0.0% to 14.5% per annum.

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

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. When a decline in the value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates market conditions, trends of earnings, the extent to which cost exceeds market value, the duration of market declines, the ability and intent to hold the marketable securities, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment.

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

If EITF 91-5 had been adopted, net loss would have increased by ¥545 million for the year ended March 31, 2003 and net income would have increased by ¥3,081 million for the year ended March 31, 1997. There would have been no impact on operating results for the years ended March 31, 2005, and 2004. Retained earnings would have decreased by ¥380 million ($3,551 thousand) at March 31, 2005, 2004, and 2003, with a corresponding increase in accumulated other comprehensive income. These amounts primarily reflect the unrecognized gain on the initial nonmonetary exchange in 1997 and subsequent losses on sales and impairment of the investment through 2003.

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

Consideration Given by a Vendor to a Customer

The Company accounts for consideration given to a customer in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” EITF 01-9 defines the income statement classification of consideration given by a vendor to a customer or a reseller of the vendor’s products. In accordance with EITF 01-9, certain sales incentives are deducted from revenue.

Research and Development and Advertising

Research and development and advertising costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general, and administrative expenses.

Net Income per Common Share

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

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133,” and No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

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

The Company evaluates long-lived assets to be held and used for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

The Company evaluates long-lived assets to be disposed of by sale at the lower of carrying amount or fair value less cost to sell.

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2005, 2004, and 2003, time deposits with original maturities of three months or less amounting to ¥3,333 million ($31,150 thousand), ¥7,866 million, and ¥14,945 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥4,401 million ($41,131 thousand), ¥4,459 million, and ¥4,759 million, and for income taxes amounted to ¥32,092 million ($299,925 thousand), ¥24,030 million, and ¥24,117 million in 2005, 2004, and 2003, respectively.

In June 2004, the Company retired treasury stock of ¥23,881 million ($223,187 thousand).

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

New Accounting Standards

In March 2004, EITF reached a consensus on EITF Issue No. 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and non-marketable equity securities accounted for under the cost method. FASB issued FASB Staff Position EITF Issue 03-1-1 in September 2004 which delayed the effective date of the recognition and measurement of provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In November 2004, FASB issued SFAS No. 151,”Inventory Costs, an amendment of ARB No. 43 (“ARB 43”), Chapter 4” in order to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB 43. SFAS No. 151 also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29.” This statement eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. This statement is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

Reclassification of Retail Finance Receivables in the Consolidated Statements of Cash Flows and in the Consolidated Balance Sheet

Activity related to the retail finance receivables in the consolidated statements of cash flows was previously classified into operating activities as “(Increase) decrease in notes and accounts receivable.” The Company reconsidered its classification of the cash flow activity related to loans provided by finance subsidiaries to customers of independent dealers of the Company’s products and currently classifies such activity into investing activities pursuant to the FASB No. 95, “Statement of Cash Flows” and in consideration of industry standards as “Increase in finance receivables,” “Collection of finance receivables,” and “Sales of finance receivables” in the consolidated statements of cash flows.

        Additionally, the Company previously reflected loans provided by a finance subsidiary to customers of Company-owned dealers as “Finance receivables” in its consolidated balance sheet. The Company reconsidered its classification and currently presents the current portion of such receivables as “Trade accounts receivable” and the long-term portion as “Other assets” as such receivables consist of balances due from direct customers of the Company in connection with the sale of the Company’s products. The remaining balance in the current and long-term portion of “Finance receivables,” after such reclassification, is comprised of loans provided by finance subsidiaries to customers of independent dealers of the Company’s products. The reclassification has been made to the presentation of the prior years’ balance sheet and the statements of cash flows to conform with classifications used for the year ended March 31, 2005.

The impact of the reclassification of the affected line items in the consolidated statements of cash flows with respect to the years ended March 31, 2004 and 2003 is as follows:

Consolidated Statements of Cash Flows

	Millions of Yen
	2004			2003
	Previous Classification	Reclassification	As Reclassified	Previous Classification	Reclassification	As Reclassified

Provision for doubtful receivables	¥ 728	¥ 55	¥ 783	¥ 817	¥ 144	¥ 961
Decrease in notes and accounts receivable	13,439	34,802	48,241	31,649	5,268	36,917
Other	(568)	(951)	(1,519)	(667)	(371)	(1,038)
Net cash provided by operating activities	75,669	33,906	109,575	64,253	5,041	69,294
Increase in finance receivables	—	(115,117)	(115,117)	—	(73,487)	(73,487)
Collection of finance receivables	—	31,192	31,192	—	27,554	27,554
Sales of finance receivables	—	50,019	50,019	—	40,892	40,892
Net cash used in investing activities	(6,471)	(33,906)	(40,377)	(27,593)	(5,041)	(32,634)

The impact of the reclassification of the affected line items in the consolidated balance sheet at March 31, 2004 is disclosed in Note 17.

2. INVENTORIES

Inventories at March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005

Manufacturing:
Finished products	¥93,576	¥85,434	$874,542
Spare parts	18,516	17,547	173,047
Work in process	21,658	20,640	202,411
Raw materials and supplies	17,362	14,865	162,262

Subtotal	151,112	138,486	1,412,262
Real estate:
Completed projects, land to be developed, and projects under development	4,034	4,487	37,701

	¥155,146	¥142,973	$1,449,963

The Company wrote down the value of completed projects, land to be developed, and projects under development by ¥363 million in 2004, due to the slumping real estate market in Japan. This amount was included in cost of sales in the consolidated statement of income.

3. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Investments in and advances to affiliated companies at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005

Investments	¥11,558	¥12,385	$108,019
Advances	250	597	2,336

	¥11,808	¥12,982	$110,355

A summary of financial information of affiliated companies is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2005 and 2004	2005	2004	2005

Current assets	¥66,245	¥77,416	$619,112
Noncurrent assets	54,342	62,084	507,869

Total assets	120,587	139,500	1,126,981
Current liabilities	63,076	70,944	589,495
Noncurrent liabilities	29,102	37,162	271,981

Net assets	¥28,409	¥31,394	$265,505

	Millions of Yen			Thousands of U.S. Dollars
Years ended March 31, 2005, 2004, and 2003	2005	2004	2003	2005

Net sales	¥222,753	¥153,819	¥174,233	$2,081,804
Cost of sales	165,050	115,154	133,671	1,542,523
Other income—net	722	995	1,860	6,748
Net income	4,886	2,236	1,711	45,664

Trade notes and accounts receivable from affiliated companies at March 31, 2005 and 2004 were ¥22,729 million ($212,421 thousand) and ¥23,875 million, respectively.

Sales to affiliated companies aggregated ¥64,465 million ($602,477 thousand), ¥74,886 million, and ¥82,433 million for the years ended March 31, 2005, 2004, and 2003, respectively.

Cash dividends received from affiliated companies were ¥28 million ($262 thousand), ¥486 million, and ¥523 million for the years ended March 31, 2005, 2004, and 2003, respectively.

4. SHORT-TERM AND OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2005 and 2004 were as follows:

	Millions of Yen
	2005				2004
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses

Short-term investments:
Available-for-sale:
Corporate debt securities	¥—	¥—	¥ —	¥—	¥3,001	¥3,001	¥ —	¥—

Other investments:
Available-for-sale:
Equity securities of financial institutions	22,040	87,232	65,193	1	22,307	89,682	67,375	—
Other equity securities	19,812	47,423	27,717	106	19,431	44,463	25,289	257
Government debt securities	—	—	—	—	795	845	50	—
Corporate debt securities	813	820	12	5	813	850	37	—

	¥42,665	¥135,475	¥92,922	¥112	¥46,347	¥138,841	¥92,751	¥257

	Thousands of U.S. Dollars
	2005
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses

Short-term investments:
Available-for-sale:
Corporate debt securities	$—	$—	$—	$ —

Other investments:
Available-for-sale:
Equity securities of financial institutions	205,981	815,252	609,280	9
Other equity securities	185,159	443,205	259,037	991
Government debt securities	—	—	—	—
Corporate debt securities	7,598	7,664	113	47

	$398,738	$1,266,121	$868,430	$1,047

Gross unrealized holding losses and fair values on available-for-sale securities at March 31, 2005 and 2004 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of Yen
	2005				2004
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses

Other investments:
Available-for-sale:
Equity securities of financial institutions	¥ 9	¥ 1	¥—	¥—	¥—	¥—	¥ —	¥—
Other equity securities	1,865	106	—	—	328	26	1,103	231
Corporate debt securities	0	5	—	—	—	—	—	—

	¥1,874	¥112	¥—	¥—	¥328	¥ 26	¥1,103	¥231

	Thousands of U.S. Dollars
	2005
	Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses

Other investments:
Available-for-sale:
Equity securities of financial institutions	$ 84	$ 9	$—	$—
Other equity securities	17,430	991	—	—
Corporate debt securities	0	47	—	—

	$17,514	$1,047	$—	$—

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2005, 2004, and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005

Proceeds from sales	¥2,981	¥8,182	¥5,153	$27,860
Gross realized gains	1,821	3,228	654	17,019
Gross realized losses	(217)	(67)	(659)	(2,028)

At March 31, 2005, the cost of debt securities classified as available-for-sale was ¥800 million ($7,477 thousand) and such securities mature in 2011.

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥11,504 million ($107,514 thousand) and ¥12,642 million at March 31, 2005 and 2004, respectively.

Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method and each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

For the years ended March 31, 2005, 2004, and 2003, valuation losses on short-term and other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥423 million ($3,953 thousand), ¥1,083 million, and ¥24,822 million, respectively.

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2005 consisted of notes payable to banks of ¥113,802 million ($1,063,570 thousand) and commercial paper of ¥6,000 million ($56,075 thousand). Short-term borrowings at March 31, 2004 consisted of notes payable to banks. Stated annual interest rates of short-term borrowings ranged primarily from 0.02% to 2.70% and from 0.29% to 1.68% at March 31, 2005 and 2004, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2005 and 2004 were 1.7% and 0.9%, respectively.

Available lines of credit with certain banks totaled ¥30,000 million ($280,374 thousand) at March 31, 2005 and 2004, respectively. The Company had no outstanding balances as of March 31, 2005 and 2004 related to lines of credit.

Long-term debt at March 31, 2005 and 2004 consisted of the following:

		Millions of Yen		Thousands of U.S. Dollars
	Due in Years Ending March 31	2005	2004	2005

Unsecured bonds:
1.8% yen bonds	2006	¥10,000	¥10,000	$93,458

Unsecured convertible bonds:
0.85% yen bonds	2005	—	19,513	—
0.9% yen bonds	2006	18,627	18,627	174,084

Loans, principally from banks and insurance companies, maturing on various dates through 2015:
Collateralized		16,662	—	155,720
Unsecured		134,235	128,773	1,254,533
Capital lease obligations		4,841	3,790	45,243

Total		184,365	180,703	1,723,038
Less current portion		(66,877)	(35,858)	(625,019)

		¥117,488	¥144,845	$1,098,019

The interest rates on unsecured bonds and unsecured convertible bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed and the weighted average rates at March 31, 2005 and 2004 were 1.6% and 1.4%, respectively.

Annual maturities of long-term debt at March 31, 2005 were as follows:

Years ending March 31,	Millions of Yen	Thousands of U.S. Dollars

2006	¥ 66,877	$625,019
2007	34,784	325,084
2008	38,021	355,337
2009	20,138	188,206
2010	17,956	167,813
2011 and thereafter	6,589	61,579

Total	¥184,365	$1,723,038

At March 31, 2005, assets pledged as collateral for debt were as follows:

	Millions of Yen	Thousands of U.S. Dollars

Trade notes	¥ 1,299	$ 12,140
Trade accounts	688	6,430
Finance receivables	53,868	503,439
Other investments	9	84
Property, plant, and equipment	9,919	92,701

Total	¥65,783	$614,794

The above assets were pledged against the following liabilities:
	Millions of Yen	Thousands of U.S. Dollars

Short-term borrowings	¥38,462	$359,458
Current portion of long-term debt	10,056	93,981
Long-term debt	6,606	61,739

Total	¥55,124	$515,178

The conversion price of the unsecured yen convertible bonds is ¥769 per share, which exceeded the fair value of the stock on the debt issuance date, and the number of shares into which outstanding bonds were convertible at March 31, 2005 totaled 24,222 thousand shares.

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that the Company must give additional security upon request of the lender.

6. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

Among them, the parent company has an unfunded severance indemnity plan which covers substantially all of its employees. Employees who terminate their employment receive benefits in the form of lump-sum payments. Benefits to be received under the plan were previously determined based on the rate of pay at the time of termination, length of service, and certain other factors. Effective April 2003, the Company introduced a “point-based benefits system,” under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and performance.

The parent company also had a contributory defined benefit pension plan covering all of its employees (the “Contributory Plan”). The Contributory Plan consisted of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law and a corporate portion based on a defined benefit pension arrangement established at the discretion of management.

Based on a law issued by the Japanese government in June 2001, the Company made applications for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on January 30, 2003. After the approval, the Company made applications for an exemption from the obligation to pay benefits for past employee service related to the substitutional portion and received approval from the Japanese Ministry of Health, Labour and Welfare on September 1, 2004. Based on the approval, the Company transferred the benefit obligation and the related government-specified portion of the plan assets of the Contributory Plan to the government on January 31, 2005.

In accordance with EITF No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” the Company recognized the difference of ¥58,571 million ($547,393 thousand) between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the Japanese government as a government subsidy in Other income (expenses) in the 2005 consolidated statement of income. The Company also recognized derecognition of previously accrued salary progression of ¥11,111 million ($103,841 thousand) and a settlement loss for the proportionate amount of the net unrecognized loss attributable to the substitutional portion of ¥13,366 million ($124,916 thousand). The net amount of ¥2,255 million ($21,075 thousand) of derecognition of previously accrued salary progression and the settlement loss was allocated to cost of sales of ¥1,511 million ($14,121 thousand) and selling, general, and administrative expenses of ¥744 million ($6,953 thousand).

As a result of the transfer of the substitutional portion, the parent company has a non-contributory defined benefit pension plan covering substantially all of its employees (the “Non-contributory Plan”), which has succeeded the corporate portion of the Contributory Plan. The Non-contributory Plan consists of a lifetime pension plan and a limited annuity plan. Employees who terminate have the option to receive benefits from the Non-contributory Plan in the form of lump-sum payments or annuity payments. Benefits are determined based on the rate of pay at the time of termination, the length of service, and reason for retirement. Annual contributions are made by the parent company for an amount determined on the basis of an accepted actuarial method for the Non-contributory Plan. The Non-contributory Plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks and investment advisors, are invested primarily in corporate and government bonds and stocks.

The Company’s measurement date of benefit obligations and plan assets is March 31.

Net periodic benefit cost for the unfunded severance indemnity plan, the Contributory Plan, and the Non-contributory Plan of the parent company and for the unfunded severance indemnity plans and noncontributory defined benefit pension plans of certain subsidiaries for the years ended March 31, 2005, 2004, and 2003 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005

Service cost	¥ 8,343	¥9,458	¥10,128	$ 77,972
Interest cost	7,457	8,502	9,600	69,691
Expected return on plan assets	(3,129)	(4,999)	(5,862)	(29,243)
Amortization of transition obligation	—	1,124	1,615	—
Amortization of prior service benefit	(522)	(230)	(797)	(4,878)
Recognized actuarial loss	2,047	52,141	5,591	19,131
Derecognition of previously accrued salary progression	(11,111)	—	—	(103,841)
Settlement loss	13,366	—	—	124,916

Actuarial periodic benefit cost	16,451	65,996	20,275	153,748
Employee contributions	—	—	(1,005)	—

Net periodic benefit cost	¥16,451	¥65,996	¥19,270	$153,748

Weighted-average assumptions used in calculating benefit obligations and net periodic benefit cost were as follows:

	2005	2004

Benefit obligations at March 31:
Discount rate	2.5%	2.5%
Rate of compensation increase	6.5%	6.5%

	2005	2004	2003

Net periodic benefit cost for the years ended March 31:
Discount rate	2.5%	2.5%	3.0%
Expected return on plan assets	3.5%	3.5%	3.5%
Rate of compensation increase	6.5%	6.5%	6.5%

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years, the current and expected components of plan assets, and anticipated market trends. The Company anticipates that the plan’s investments will generate long-term returns of 3.5%, which is based on an asset allocation assumption of 45% of debt securities, with an expected rate of return of 1.0%, and 55% of equity securities, with an expected rate of return of 5.5%. The Company believes that 3.5% is a reasonable long-term rate of return despite an actual return on plan assets in the past 10 years of 2.3%, as significant losses on plan assets were incurred from fiscal 2001 to 2003 caused by the recent market downturn. Based on current economic conditions, the Company expects better returns on its plan assets in the future.

During the year ended March 31, 2005, the Company reviewed the components of plan assets and adopted an asset allocation of 55% on fixed income securities and 45% on equity securities to secure stable returns.

Pension plan weighted-average asset allocations by asset category were as follows:

	2005	2004

Equity securities	43.6%	31.5%
Debt securities	54.4%	22.7%
Cash related to the transfer of the substitutional portion of employee pension fund liabilities	—%	45.1%
Other	2.0%	0.7%

	100.0%	100.0%

The Company’s investment policy is to invest in equity securities and debt securities of companies in Japan and overseas primarily in Europe and the United States in order to diversify risk. The Company believes that investment in equity securities of 45% and debt securities of 55% is a proper allocation ratio and is consistent with the Company’s investment objectives.

Plan assets at March 31, 2004 consisted of a significant amount of cash to be transferred to the government in connection with the transfer to the Japanese government of the substitutional portion of employee pension fund liabilities and assets.

Employer contributions to pension plans for the year ending March 31, 2006 are expected to be ¥14,105 million ($131,822 thousand).

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years ending March 31,	Millions of Yen	Thousands of U.S. Dollars

2006	¥11,140	$104,112
2007	12,556	117,346
2008	12,932	120,860
2009	13,015	121,636
2010	13,278	124,093
2011–2015	60,054	561,252

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with accumulated benefit obligations and aggregate information for accumulated benefit obligations in excess of plan assets, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005

Change in benefit obligations:
Benefit obligations at beginning of year	¥354,418	¥353,138	$3,312,318
Service cost, less employee contributions	8,343	9,458	77,972
Interest cost	7,457	8,502	69,691
Amendments	(3,420)	—	(31,963)
Transfer to the Japanese government of the substitutional portion of employee pension fund liabilities	(155,466)	—	(1,452,953)
Actuarial (gain) loss	(9,821)	1,480	(91,785)
Benefits paid (settlement)	(14,792)	(4,538)	(138,243)
Benefits paid (other)	(10,611)	(13,806)	(99,168)
Foreign currency exchange rate changes	142	184	1,327

Benefit obligations at end of year	¥176,250	¥354,418	$1,647,196

Change in plan assets:
Fair value of plan assets at beginning of year	¥191,817	¥155,989	$1,792,682
Actual return on plan assets	4,344	37,641	40,598
Employer contributions	14,035	12,647	131,168
Transfer to the Japanese government of the substitutional portion of employee pension fund liabilities	(85,784)	—	(801,720)
Benefits paid (settlement)	(5,868)	(801)	(54,841)
Benefits paid (other)	(10,611)	(13,806)	(99,168)
Foreign currency exchange rate changes	127	147	1,187

Fair value of plan assets at end of year	¥108,060	¥191,817	$1,009,906

Plans’ funded status at end of year:
Funded status	¥(68,190)	¥(162,601)	$ (637,290)
Unrecognized actuarial loss	11,284	37,733	105,458
Unrecognized prior service benefit	(8,248)	(5,350)	(77,084)

Net amount recognized	¥(65,154)	¥(130,218)	$ (608,916)

Amounts recognized in the consolidated balance sheets:
Accrued retirement and pension costs	¥(65,836)	¥(143,679)	$ (615,290)
Prepaid expenses for benefit plans, included in other assets	682	601	6,374
Intangible assets, included in other assets	—	6,869	—
Accumulated other comprehensive income	—	5,991	—

Net amount recognized	¥(65,154)	¥(130,218)	$ (608,916)

Accumulated benefit obligations:
Accumulated benefit obligations at end of year	¥167,954	¥322,944	$1,569,664

Retirement and pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥174,549	¥353,015	$1,631,299
Accumulated benefit obligations	166,253	321,541	1,553,766
Fair value of plan assets	106,227	190,328	992,776

The unrecognized prior service costs (benefits) due to amendments of the benefit plans are being amortized over approximately 15 years.

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

The Code requires that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital.

The Code permits companies to transfer a portion of additional paid-in capital and the legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

The Code allows for an appropriation of retained earnings applicable to each fiscal period to be set aside as a legal reserve until the total additional paid-in capital and the legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and the legal reserve which exceeds 25% of stated capital can be transferred to retained earnings which may be available for dividends by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings, less treasury stock, as recorded on the books of the parent company. Certain adjustments, not recorded on the parent company’s books, are reflected in the consolidated financial statements. At March 31, 2005, retained earnings, less treasury stock, recorded on the parent company’s books of account were ¥178,097 million ($1,664,458 thousand).

The Code allows for the repurchase of treasury stock by resolution of the Board of Directors under the authorization of the Company’s articles of incorporation or by resolution of the general shareholders’ meeting. The Code also allows for the disposal of such treasury stock by resolution of the Board of Directors. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital, or the legal reserve to be reduced in the case where such reduction was resolved at the general shareholders’ meeting.

At the general shareholders’ meeting held on June 25, 2004, the articles of incorporation were amended to authorize the Board of Directors to repurchase treasury stock. Approximately 40 million shares amounting to ¥21,407 million ($200,065 thousand) and 5 million shares amounting to ¥2,170 million were purchased during the years ended March 31, 2005 and 2004, respectively.

The Company retired 69 million shares amounting to ¥23,881 million ($223,187 thousand) of treasury stock by resolution of the Board of Directors on May 14, 2004.

On May 13, 2005, the Board of Directors resolved to retire 39 million shares of treasury stock on June 30, 2005.

8. OTHER INCOME (EXPENSES), NET

Other—net as shown in other income (expenses) for the years ended March 31, 2005, 2004, and 2003 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005

Gain (loss) on sales of securities—net	¥1,604	¥3,161	¥(5)	$14,991
Foreign exchange (loss) gain—net	3,597	(1,534)	(2,482)	33,617
Other—net	1,124	1,726	1,048	10,504

	¥6,325	¥3,353	¥(1,439)	$59,112

9. INCOME TAXES

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2005 and 2004 were as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2005		2004		2005
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities

Allowance for doubtful receivables	¥1,645	¥55	¥2,010	¥47	$ 15,374	$ 514
Intercompany profits	9,305	—	8,664	—	86,963	—
Adjustments of investment securities	15,465	37,692	11,889	37,597	144,533	352,262
Write-downs of inventories and fixed assets	6,145	—	13,541	—	57,430	—
Enterprise tax	948	—	1,226	—	8,860	—
Accrued bonus	6,250	—	6,193	—	58,411	—
Retirement and pension costs	29,340	—	57,261	—	274,205	—
Unremitted earnings of foreign subsidiaries and affiliates	—	4,403	—	3,203	—	41,149
Other temporary differences	11,322	3,987	11,056	3,696	105,813	37,262
Tax loss and credit carryforwards	9,602	—	10,950	—	89,738	—

Subtotal	90,022	46,137	122,790	44,543	841,327	431,187
Less valuation allowance	3,824	—	22,913	—	35,738	—

	¥86,198	¥46,137	¥99,877	¥44,543	$805,589	$431,187

Net deferred tax balances at March 31, 2005 and 2004 were reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005

Other current assets	¥21,322	¥22,047	$199,271
Other assets	19,728	33,961	184,374
Other long-term liabilities	(989)	(674)	(9,243)

Net deferred tax assets	¥40,061	¥55,334	$374,402

In March 2003, an amendment to Japanese tax regulation was enacted and the normal statutory tax rate was decreased from 42.0% to 40.6% effective April 1, 2004.

The provision for income taxes for the year ended March 31, 2003 included a ¥1,789 million adjustment to record the impact on deferred tax assets and liabilities expected to be realized subsequent to April 1, 2004 for the change in the enacted tax rate.

A valuation allowance is recorded against the deferred tax assets for items which may not be realized. The net changes in the valuation allowance for the years ended March 31, 2005, 2004, and 2003 were a decrease of ¥19,089 million ($178,402 thousand), an increase of ¥2,154 million, and an increase of ¥4,881 million, respectively. Such changes were due primarily to the realization or nonrealization of tax benefits regarding operating losses of subsidiaries.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2005.

At March 31, 2005, the tax loss carryforwards in the aggregate amounted to approximately ¥23,000 million ($214,953 thousand), which are available to offset future taxable income, and will expire in the period from 2006 through 2010.

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2005 differed from the normal Japanese statutory tax rates as follows:

	2005	2004	2003

Normal Japanese statutory tax rates	40.6%	42.0%	42.0%
Increase (decrease) in taxes resulting from:
Increase (decrease) in valuation allowance	(13.0)	13.8	108.8
Permanently nondeductible expenses	0.4	3.7	14.0
Nontaxable dividend income	(0.1)	(0.4)	(3.0)
Inhabitant tax per capita	0.1	0.7	3.0
Change in tax rate	—	(0.7)	29.1
Extra tax deduction on expenses for research and development	(1.3)	(8.1)	—
Other—net	(0.4)	(0.4)	5.8

Effective income tax rates	26.3%	50.6%	199.7%

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

10. NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computation for the years ended March 31, 2005, 2004, and 2003 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005

Net income (loss)	¥117,901	¥11,700	¥(8,004)	$1,101,879
Effect of dilutive convertible bonds	188	337	—	1,757

Diluted net income (loss)	¥118,089	¥12,037	¥(8,004)	$1,103,636

	Number of Shares (Thousands)
Weighted average common shares outstanding	1,323,068	1,342,386	1,370,382
Effect of dilutive convertible bonds	36,910	68,944	—

Diluted common shares outstanding	1,359,978	1,411,330	1,370,382

11. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss), including reclassification adjustments and tax effects for the years ended March 31, 2005, 2004, and 2003 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005			2005
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(1,628)	¥ 103	¥(1,525)	$(15,215)	$ 962	$(14,253)
Reclassification adjustment for losses realized in net income	57	—	57	533	—	533

	(1,571)	103	(1,468)	(14,682)	962	(13,720)

Unrealized gains on securities:
Unrealized gains on securities arising during period	2,046	(827)	1,219	19,121	(7,729)	11,392
Reclassification adjustment for gains realized in net income	(1,181)	479	(702)	(11,037)	4,477	(6,560)

	865	(348)	517	8,084	(3,252)	4,832

Minimum pension liability adjustment	5,991	(2,499)	3,492	55,991	(23,355)	32,636

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(1,429)	591	(838)	(13,355)	5,523	(7,832)
Reclassification adjustments for gains realized in net income	(456)	185	(271)	(4,262)	1,729	(2,533)

	(1,885)	776	(1,109)	(17,617)	7,252	(10,365)

Other comprehensive income	¥ 3,400	¥(1,968)	¥ 1,432	$ 31,776	$(18,393)	$ 13,383

	Millions of Yen
	2004
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(7,786)	¥ 211	¥(7,575)
Reclassification adjustment for losses realized in net income	40	—	40

	(7,746)	211	(7,535)

Unrealized gains on securities:
Unrealized gains on securities arising during period	75,094	(30,492)	44,602
Reclassification adjustment for gains realized in net income	(2,078)	844	(1,234)

	73,016	(29,648)	43,368

Minimum pension liability adjustment	64,797	(27,232)	37,565

Unrealized gains on derivatives:
Unrealized gains on derivatives arising during period	3,751	(1,573)	2,178
Reclassification adjustments for gains realized in net income	(2,424)	1,018	(1,406)

	1,327	(555)	772

Other comprehensive income	¥131,394	¥(57,224)	¥74,170

	Millions of Yen
	2003
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(6,482)	¥ 316	¥(6,166)
Reclassification adjustment for gains realized in net income	(200)	—	(200)

	(6,682)	316	(6,366)

Unrealized losses on securities:
Unrealized losses on securities arising during period	(44,827)	18,825	(26,002)
Reclassification adjustment for losses realized in net income	24,827	(10,427)	14,400

	(20,000)	8,398	(11,602)

Minimum pension liability adjustment	(52,389)	22,003	(30,386)

Unrealized gains on derivatives:
Unrealized gains on derivatives arising during period	1,043	(442)	601
Reclassification adjustments for gains realized in net income	(811)	341	(470)

	232	(101)	131

Other comprehensive loss	¥(78,839)	¥30,616	¥(48,223)

The balances of each classification within accumulated other comprehensive income were as follows:

	Millions of Yen
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income

Balance, April 1, 2004	¥(11,445)	¥40,499	¥(3,492)	¥ 513	¥26,075
Current—period change	(1,468)	517	3,492	(1,109)	1,432

Balance, March 31, 2005	¥(12,913)	¥41,016	¥ —	¥ (596)	¥27,507

	Thousands of U.S. Dollars
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income

Balance, April 1, 2004	$(106,962)	$378,495	$(32,636)	$ 4,795	$243,692
Current—period change	(13,720)	4,832	32,636	(10,365)	13,383

Balance, March 31, 2005	$(120,682)	$383,327	$ —	$ (5,570)	$257,075

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

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts and currency swaps designated to mitigate its exposure to foreign currency exchange risks.

The following table provides information regarding the Company’s derivative financial instruments related to foreign currency exchange transactions as of March 31, 2005, which was translated into Japanese yen at the year-end currency exchange rate.

Foreign Exchange Forward Contracts and Currency Swaps

		Millions of Yen	Thousands of U.S. Dollars
Maturities, Years Ending March 31		2006	2006

Sell U.S. Dollar, buy Yen	Receive	¥37,377	$349,318
	Pay	38,306	358,000

Sell Euro, buy Yen	Receive	11,201	104,682
	Pay	11,437	106,888

Sell Sterling Pound, buy Euro	Receive	1,375	12,850
	Pay	1,340	12,523

Sell Baht, buy Yen	Receive	875	8,178
	Pay	883	8,252

Sell Baht, buy U.S. Dollar	Receive	222	2,075
	Pay	225	2,103

Sell Yen, buy U.S. Dollar	Receive	102	953
	Pay	102	953

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 5. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

The following table provides information, by maturity date, about the Company’s interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2005, which are translated into Japanese yen at the year-end currency exchange rate.

Interest Rate Swap Contracts

	Weighted Average Rate		Notional Amount
Maturities, Years Ending March 31,	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars

2006	1.43%	1.74%	¥33,997	$317,729
2007	1.06	1.58	19,353	180,869
2008	0.44	1.01	8,573	80,121
2009	0.20	0.81	4,500	42,056

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the unrecognized net losses on derivatives included in accumulated other comprehensive loss of ¥596 million ($5,570 thousand) at March 31, 2005 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company’s short-term and other investments are exposed to changes in equity price risks and consist mainly of available-for-sale securities. Fair value and other information for such equity securities is disclosed in Note 4.

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2005 and 2004:

	Millions of Yen				Thousands of U.S. Dollars
	2005		2004		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets:
Finance receivables—net	¥131,646	¥126,164	¥ 74,840	¥ 68,788	$1,230,336	$1,179,103
Financial liabilities:
Long-term debt	(179,524)	(178,584)	(176,913)	(176,384)	(1,677,794)	(1,669,009)
Derivative financial instruments recorded as (liabilities) assets:
Foreign exchange instruments	(902)	(902)	1,006	1,006	(8,430)	(8,430)
Interest rate swaps and other instruments	(98)	(98)	(131)	(131)	(916)	(916)

Short-term and other investments are disclosed in Note 4.

The fair values of finance receivables and long-term debt are based on discounted cash flows using the current interest rate on similar financing investments or borrowings. The fair value estimates of the financial instruments are not necessarily indicative of the amounts the Company might pay or receive from actual market transactions.

The carrying amounts of cash and cash equivalents, notes and accounts receivable and payable, and short-term borrowings approximate the fair value because of the short maturity of those instruments.

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

13. SUPPLEMENTAL EXPENSE INFORMATION

Selling, General, and Administrative Expenses

Amounts of certain costs and expenses for the years ended March 31, 2005, 2004, and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005

Research and development expenses	¥21,963	¥23,261	¥26,405	$205,262
Advertising costs	9,586	9,638	9,534	89,589
Shipping and handling costs	40,412	39,137	37,725	377,682

Loss (Gain) from Disposal and Impairment of Businesses and Fixed Assets

Loss (gain) from disposal and impairment of businesses and fixed assets for the year ended March 31, 2005 includes a loss of ¥1,095 million ($10,234 thousand) resulting from the impairment of long-lived assets and a gain of ¥6,548 million ($61,196 thousand) resulting mainly from the sale of two subsidiaries. The Company recognized a gain of ¥5,526 million ($51,645 thousand) for the sale of a company which operates a golf course. Also the Company recorded a gain of ¥1,573 million ($14,701 thousand) related to the sale of a company which is involved in a rental computer server service.

Loss (gain) from disposal and impairment of businesses and fixed assets for the year ended March 31, 2004 includes a loss of ¥1,263 million resulting from the impairment of long-lived assets and a loss of ¥4,122 million resulting primarily from the disposal of certain fixed assets related to the roofing and siding materials business.

Loss (gain) from disposal and impairment of businesses and fixed assets for the year ended March 31, 2003 includes a loss of ¥16,792 million resulting from the impairment of long-lived assets, primarily the land and buildings of a golf course held and operated by the Company with a fair value of ¥730 million. As a result of the significant deterioration of the golf business, the Company evaluated the recoverability of related assets and recognized an impairment loss. The fair value of the golf course was determined by the expected cash flow approach.

14. COMMITMENTS AND CONTINGENCIES

Commitments

Commitments for capital expenditures outstanding at March 31, 2005 approximated ¥1,155 million ($10,794 thousand).

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements.

Future minimum lease payments required under capital and noncancelable operating leases that have initial or remaining lease term in excess of one year as of March 31, 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
Years ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases

2006	¥2,428	¥ 334	$22,692	$3,121
2007	1,302	267	12,168	2,496
2008	957	246	8,944	2,299
2009	114	162	1,065	1,514
2010	75	83	701	776
2011 and thereafter	50	386	467	3,607

Total minimum lease payments	4,926	¥1,478	46,037	$13,813

Less: amounts representing interest	(85)		(794)

Present value of net minimum capital lease payments	¥4,841		$45,243

        Capital lease obligations are included in current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2005, 2004, and 2003 were ¥7,029 million ($65,692 thousand), ¥8,553 million, and ¥8,182 million, respectively.

Guarantees

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

Maximum potential amounts of undiscounted future payments of these financial guarantees as of March 31, 2005 were as follows:

	Millions of Yen	Thousands of U.S. Dollars

Borrowings of distributors and customers	¥1,224	$11,439
Housing loans of employees	1,755	16,402

Total	¥2,979	$27,841

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The changes in the accrued product warranty cost for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005

Balance at beginning of year	¥2,209	¥1,748	$20,645
Addition	3,663	4,978	34,234
Utilization	(3,138)	(3,293)	(29,327)
Other	(16)	(1,224)	(150)

Balance at end of year	¥2,718	¥2,209	$25,402

Accrued product warranty cost is included in other current liabilities in the consolidated balance sheets.

Legal Proceedings

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

In connection with this investigation, on December 24, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000 and continued through the year ended March 31, 2005. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter.

An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such an unfavorable outcome or the amount of related losses, if any.

Asbestos-Related Matters

The Company previously manufactured and sold asbestos-containing products such as asbestos-pipes and building materials (roofing and siding materials). In April 2005, the Company was advised that some residents who lived near the Company’s plant once called “Kanzaki Plant” in Amagasaki, Hyogo Prefecture suffered from mesothelioma, a form of lung cancer and is said to be mainly caused by aspiration of asbestos. In June 2005, the Company voluntarily decided to make consolation payments to certain residents with mesothelioma. Additionally, in accordance with its policies and procedures, the Company has made compensation payments to current and former employees, who suffered, or currently suffering, from asbestos-related disease.

The Company expenses payments to residents and current and former employees when the Company determines that a payment is warranted based on the medical condition of the individual concerned and in the consideration of the Company’s policy. During the years ended March 31, 2005, 2004 and 2003, the Company made payments aggregating ¥210 million ($1,963 thousand), ¥433 million and ¥142 million, respectively, to current and former employees affected by asbestos contamination. Although the Company has not been involved in any lawsuits up to the present time related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of asbestos-containing products, and residents who lived near the Company’s plants at which asbestos-containing products were produced, the Company may face lawsuits related to this issue. The Company believes that it is not possible at this time to reasonably estimate its total exposure and the related liability to current and former employees and residents related to this matter that might ultimately be incurred in the future. No liability for this contingency has been recorded in the Company’s accompanying consolidated balance sheets as of March 31, 2005 and 2004.

15. SALE OF ACCOUNTS RECEIVABLE

The Company sells trade and finance receivables to investors through bankruptcy-remote independent revolving-period securitization trusts. As of March 31, 2005, the Company has agreements to sell up to ¥33,740 million ($315,327 thousand) of trade receivables and an unspecified amount of finance receivables, subject to the approval of the trusts.

The Company sold trade receivables, net of loss reserves, totaling ¥84,504 million ($789,757 thousand), ¥69,218 million and ¥37,746 million during the years ended March 31, 2005, 2004, and 2003, respectively. The Company sold finance receivables, net of loss reserves, totaling ¥5,752 million ($53,757 thousand), ¥50,338 million and ¥43,840 million during the years ended March 31, 2005, 2004, and 2003, respectively.

The Company did not recognize any gains or losses from the sale of trade receivables for the years ended March 31, 2005, 2004, and 2003. The Company’s sales of financial receivables resulted in a net gain of ¥129 million ($1,206 thousand), ¥902 million and ¥752 million during the years ended March 31, 2005, 2004, and 2003, respectively.

Under the terms of the agreements, new receivables are added to the pool as collections reduce previously sold accounts receivable. At the time the receivables are sold under the securitization program, the balances are removed from the consolidated balance sheet of the Company. In determining the gain or loss for each qualifying sale of receivables, the investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale.

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

The Company’s residual interest in trade and financial receivables at March 31, 2005 and 2004 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005

Residual interest in trade receivables	¥37,332	¥23,080	$348,897
Residual interest in finance receivables	6,376	6,262	59,589

The Company continues to service the receivables for a fee based on a percentage of the receivables transferred. The investors and the securitization trusts have no recourse to the Company’s assets for failure of debtors to pay when due.

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the years ended March 31:

	2005	2004

Trade receivables:
Weighted average life (months)	6.5	6.5%
Expected credit losses	0.2%	0.2%
Expected net dilution	9.4%	4.2%
Finance receivables:
Weighted-average life (months)	50.4	49.6%
Expected credit losses	0.1%	0.1%
Discount rate	10.1%	10.2%

The following table summarizes certain cash flows received from securitization trusts for the years ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005

Trade receivables:
Proceeds from revolving period sales	¥13,555	¥10,908	¥5,985	$126,682
Servicing fees received	270	231	189	2,523
Finance receivables:
Proceeds from revolving period sales	—	38,367	33,389	—
Servicing fees received	210	279	387	1,963
Cash flows received on retained interests in securitizations	359	662	1,200	3,355

The Company has determined that a change of up to 25% in any of the above economic assumptions on trade receivables would not have a material impact on the consolidated financial statements of the Company.

The following depicts the sensitivity of the fair value of retained interests in finance receivables at March 31, 2005 to adverse changes in the key economic assumptions used to measure fair value:

	Millions of Yen	Thousands of U.S. Dollars

Finance receivables:
Fair value of retained interest	¥11,061	$103,374
Expected credit losses (annual rate)	0.07%
Impact on fair value of 10% adverse change	1	9
Impact on fair value of 20% adverse change	2	19
Residual cash flows discount rate (annual rate)	10.13%
Impact on fair value of 10% adverse change	88	822
Impact on fair value of 20% adverse change	178	1,664

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

16. SUBSEQUENT EVENT

On May 13, 2005, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2005 of ¥5 per common share (¥25 per 5 common shares) or a total of ¥6,504 million ($60,785 thousand). The resolution to pay the cash dividend is subject to shareholders’ approval at the general meeting to be held on June 24, 2005.

17. RESTATEMENT OF RETAIL FINANCE RECEIVABLES IN THE CONSOLIDATED BALANCE SHEET

Retail finance receivables were previously classified as current assets in the consolidated balance sheet at March 31, 2004.

Subsequent to the issuance of the Company’s 2004 financial statements, the Company reconsidered its classification of these receivables considering Chapter 3, Section A, “Current Assets and Current Liabilities” of Accounting Research Bulletins No. 43, “Restatement and Revision of Accounting Research Bulletins.” In accordance with such guidance, the Company has restated its consolidated balance sheet at March 31, 2004 to reflect amounts expected to be collected one year after the balance sheet date as a long-term asset.

The impact of the restatement of the affected line items in the consolidated balance sheet at March 31, 2004 is as follows:

	Millions of Yen
	2004
	As Previously Reported	Restatement	Reclassification	As Restated and Reclassified

Notes and accounts receivable:
Trade accounts	¥206,609	¥ —	¥20,412	¥227,021
Finance receivables–net	114,713	(67,267)	(47,446)	—
Allowance for doubtful notes and accounts receivable	(3,054)	488	158	(2,408)
Short-term finance receivables–net	—	—	26,876	26,876
Other current assets	62,105	(196)	—	61,909
Total current assets	681,402	(66,975)	—	614,427

Long-term finance receivables–net	—	66,779	(18,815)	47,964
Other assets	58,613	196	18,815	77,624

A description of the “Reclassification” is disclosed in Note 1.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

In our opinion, except for the omission of segment and other information required by SFAS No. 131 and the effect of not properly recording a nonmonetary security exchange transaction, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 17 to the consolidated financial statements, the accompanying consolidated balance sheet as of March 31, 2004 has been restated.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu
Osaka, Japan

June 3, 2005, except for Asbestos-related matters described in Note 14, as to which the date is August 24, 2005.

Schedule II: Valuation and Qualifying Accounts

Kubota Corporation and Subsidiaries          March 31, 2005, 2004, and 2003

	(Million of Yen)
Column A	Column B	Column C	Column D		Column E
Description	Balance, Beginning of Year	Additions- Charged to Costs and Expenses	Deductions Actual Write-Off	Translation Adjustments and Other	Balance, End of Year
Allowance for doubtful notes and accounts receivable :

Year ended March 31, 2005	¥3,054	¥ 79	¥ 175	¥(701)	¥2,257

Year ended March 31, 2004	¥4,089	¥728	¥1,040	¥(723)	¥3,054

Year ended March 31, 2003	¥4,052	¥817	¥ 722	¥ (58)	¥4,089

Column A	Column B	Column C	Column D		Column E
Description	Balance, Beginning of Year	Additions	Deductions		Balance, End of Year
Valuation on deferred tax assets :

Year ended March 31, 2005	¥22,913	¥2,466	¥21,555		¥ 3,824

Year ended March 31, 2004	¥20,759	¥2,508	¥ 354		¥22,913

Year ended March 31, 2003	¥15,878	¥7,572	¥ 2,691		¥20,759

A

Supplemental Note to Consolidated Financial Statements with Respect to Income Taxes to Conform with Regulation S-X

Kubota Corporation and Subsidiaries              Years ended March 31, 2005, 2004, and 2003

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income (loss) of affiliated companies for the years ended March 31, 2005, 2004, and 2003 were comprised of the following :

	Millions of Yen
	2005	2004	2003
Parent company and domestic subsidiaries	¥128,987	¥(1,438)	¥(17,933)
Foreign subsidiaries	32,574	28,535	24,089

Total	¥161,561	¥27,097	¥6,156

Provisions for income taxes for the years ended March 31, 2005, 2004, and 2003 were comprised of the following :

	Millions of Yen
	2005	2004	2003
Income tax – current :
Parent company and domestic subsidiaries	¥16,206	¥16,519	¥12,871
Foreign subsidiaries	12,711	12,736	8,667

	¥28,917	¥29,255	¥21,538

Income tax – deferred :
Parent company and domestic subsidiaries	¥14,503	¥(13,607)	¥(9,858)
Foreign subsidiaries	(878)	(1,947)	616

	¥13,625	¥(15,554)	¥(9,242)

B

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation (Kabushiki Kaisha Kubota):

We have audited the consolidated financial statements of Kubota Corporation (Kabushiki Kaisha Kubota) and subsidiaries as of March 31, 2005 and 2004, and for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen, and have issued our report thereon dated June 3, 2005, except for Asbestos-related matters described in Note 14, as to which the date is August 24, 2005 (which report expresses a qualified opinion regarding the omission of segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, and the effect of not properly recording a nonmonetary security exchange transaction in accordance with accounting principles generally accepted in the United States of America); such consolidated financial statements and report are included in your 2005 Annual Report to Shareholders and are included in Item 17 of this Form 20-F.

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

/s/ Deloitte Touche Tohmatsu

Osaka, Japan

June 3, 2005, except for Asbestos-related matters described in Note 14, as to which the date is August 24, 2005.

C