Form 20-F/A
period 2005-03-31
KUBOTA CORP
filed 2006-06-27
CIK 109821

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(AMENDMENT NO. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

■	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-07294

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒    No  ☐

If this report is an annual report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☒                Accelerated filer     ☐                Non-accelerated filer      ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☒    Item 18  ☐

If it is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

i

Explanatory Note

The registrant hereby amends its annual report on Form 20-F for the fiscal year ended March 31, 2005 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on September 26, 2005. The purpose of this amendment (this “Form 20-F/A”) is to reflect restatements in the registrant’s consolidated financial statements for the fiscal years ended March 31, 2003, 2004 and 2005. These restatements reflect the effects of the presentation of a subsidiary sold by the registrant during the fiscal year ended March 31, 2005 as a discontinued operation under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The registrant’s restated consolidated financial statements for the fiscal years ended March 31, 2003, 2004 and 2005, together with an auditor’s report thereon, are included in this Form 20-F/A. Revisions related to these restatements have been made in the selected financial data set forth under “A. Selected Financial Data” of “Item 3. Key Information”. The registrant has also revised the discussion under “B. Business Overview” of “Item 4. Information on the Company”, “A. Operating Results” and “D. Trend Information” of “Item 5. Operating and Financial Review and Prospects”, “A. Consolidated Statements and Other Financial Information” of “Item 8. Financial Information” and “Item 15. Controls and Procedures”, in order to reflect the effects of these restatements. Except with respect to these matters, the registrant’s restated consolidated financial statements included in this Form 20-F/A do not reflect any events that have occurred after the filing of the Form 20-F.

All information contained in this Form 20-F/A is as of or for the 12 months ended March 31, 2005 unless otherwise specified in response to a comment from the staff of the U.S. Securities and Exchange Commission.

As used herein, “Kubota” or “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.

Certain sections of this Form 20-F/A contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Words such as “expects”, “anticipates”, “believes”, “scheduled”, “estimates”, variations of these words and similar expressions are intended to identify forward-looking statements which include but are not limited to projections of revenues, earnings, segment performance, cash flows and so forth. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

PART I

Item 3.	Key Information

The information required by this item, except as stated below, appears on page 11 in the consolidated financial statements of this Form 20-F/A.

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

Item 4.	Information on the Company

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

Net Sales by Product Group

Years ended March 31, 2005, 2004, and 2003

	Millions of yen		Thousands of U.S. dollars
	2005		2005
	¥	%	$
Internal Combustion Engine and Machinery	582,664	59.3	5,445,458
Pipes, Valves, and Industrial Castings	170,629	17.3	1,594,664
Environmental Engineering	117,633	12.0	1,099,374
Other	112,300	11.4	1,049,532

Total	983,226	100.0	9,189,028

	Millions of yen
	2004		2003
	¥	%	¥	%
Internal Combustion Engine and Machinery	501,551	53.9	444,169	48.0
Pipes, Valves, and Industrial Castings	175,178	18.8	177,217	19.1
Environmental Engineering	115,721	12.5	136,381	14.7
Other	137,426	14.8	168,021	18.2

Total	929,876	100.0	925,788	100.0

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

Overseas Activities

The Company’s overseas sales (which represent sales to unaffiliated customers outside Japan) in fiscal 2005, 2004, and 2003 amounted to ¥345,324 million ($3,227,327 thousand), ¥286,891 million and ¥241,891 million, respectively. The ratios of such overseas sales to consolidated net sales in 2005, 2004, and 2003 were 35.1%, 30.9 % and 26.1%, respectively. The sales of the Company’s subsidiaries outside Japan in fiscal 2005, 2004, and 2003 amounted to ¥323,943 million ($3,027,504 thousand), ¥254,795 million and 213,181 million, respectively. Its ratio to consolidated net sales in fiscal 2005, 2004, and 2003 were 32.9%, 27.4% and 23.0%, respectively.

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

In overseas markets, restrictions on exhausted gas may affect the engines business of the Company.

Item 5.	Operating and Financial Review and Prospects

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

Overseas sales were ¥345.3 billion ($3,227 million), a 20.4% increase from the prior year. This increase was mainly due to the continuing growth in sales of tractors in North America where a very promising new product was introduced, and brisk sales of construction machinery and engines principally in the U.S.A. and European markets. As a result, overseas sales accounted for 35.1% of net sales, 4.2 percentage points higher than in the prior year.

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

4) Other

Sales in Other were ¥112.3 billion ($1,050 million), 18.3% lower than in the prior year, comprising 11.4% of consolidated net sales. Domestic sales decreased 17.4%, to ¥111.6 billion ($1,043 million), and overseas sales declined 67.5%, to ¥0.7 billion ($7 million). This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction, and other equipment and services.

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

Operating Income

Operating income increased 283.8% from the prior year, to ¥86.8 billion ($811 million). In spite of the appreciation of the yen and higher prices of raw materials, a significant decrease in pension costs (a decrease of ¥44.9 billion), increased sales centering on the Internal Combustion Engine and Machinery segment, and the reduction of costs and spending control in public works related business contributed to an increase in operating income. In the prior year, the Company recognized a large amount of unrecognized actuarial loss that resulted from unfavorable stock market conditions in Japan in the past few years before the prior year and a reduction of the discount rate used in pension plans in the year before the prior year.

The Company also had expenses related to reorganization of the building materials business in the prior year (¥4.8 billion). In contrast, the Company had non-recurring operating income in connection with the business transfer of a subsidiary in the year under review. As a result of these factors, operating income for the year under review expanded significantly. Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥79.2 billion ($740 million), a 46.5% increase; Pipes, Valves, and Industrial Castings, operating income of ¥11.5 billion ($107 million), as compared to an operating loss of ¥5.7 billion in the prior year; Environmental Engineering, operating income of ¥5.7 billion ($53 million), a 4,262.6% increase; and Other, operating income of ¥3.9 billion ($36 million), as compared to an operating loss of ¥7.1 billion in the prior year.

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

Cost of Sales

The cost of sales increased 1.7% from the prior year, to ¥713.3 billion ($6,666 million). The cost of sales as a percentage of net sales decreased 2.9 percentage points, to 72.6%. The decrease in the ratio was attributable to the substantial decrease in pension costs.

SG&A Expenses

Selling, general, and administrative (SG&A) expenses decreased 8.8% from the prior year, to ¥181.7 billion ($1,698 million). The ratio of SG&A expenses to net sales decreased 2.9 percentage points, to 18.5%. The decrease in pension costs as well as the Company’s efforts for spending control in all aspects of business operations contributed to the decrease in the ratio.

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of business and fixed assets decreased 77.8 % from the prior year, to ¥1.4 billion ($13 million). This improvement was mainly due to the absence of impairment loss of the roofing and siding materials business in the prior year.

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

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Due to the factors described above, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies increased 459.4%, to ¥156.0 billion ($1,458 million).

Income Taxes

Income taxes increased 251.2% from the prior year, to ¥48.1 billion ($450 million). The effective tax rate decreased 18.3 percentage points, to 30.8%. The primary reason for the decrease in the effective tax rate was due to the deductibility of the historical impairment losses and net operating losses related to the sale and dissolution of the subsidiaries. Related deferred tax assets were fully reserved prior to the sale and dissolution of the subsidiaries. Income tax—current was ¥34.5 billion ($322 million), an increase of ¥5.2 billion ($49 million), and income tax—deferred (expense) was ¥13.6 billion ($127 million) as compared to income tax—deferred (benefit) of ¥15.6 billion in the prior year.

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

Income (Loss) from Discontinued Operations, Net of Taxes

Income from discontinued operations, net of taxes was ¥11.1 billion ($104 million), as compared to a loss of ¥0.8 billion in the prior year. This income resulted from a gain in connection with the sale of a subsidiary that operated a golf course.

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

Sales

Under such conditions, net sales of the Company during the year under review were ¥929.9 billion, a 0.4% increase from the prior year. Domestic sales were ¥643.0 billion, a 6.0% decrease from the prior year, resulting principally from persistently sluggish sales of public works related products, the sale of Kubota Lease Corporation, and the business transfer of the roofing and siding materials operations to a newly formed affiliate (the Company has applied the equity method of accounting to the affiliated company). Overseas sales were ¥286.9 billion, an 18.6% increase from the prior year, mainly due to the strong sales of tractors in North America and brisk export of ductile iron pipes to Middle Eastern countries. As the increase in overseas sales exceeded the decrease in domestic sales, net sales increased. The percentage of overseas sales to net sales was 30.9%, 4.8 percentage points higher than the prior year.

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

5) Other

Sales in Other were ¥85.6 billion, a decrease of 17.4% from the prior year, comprising 9.3% of consolidated net sales. Domestic sales were ¥83.3 billion, a decrease of 17.1%, and overseas sales were ¥2.3 billion, a decrease of 27.2% from the prior year. This segment consists of vending machines, weighing and measuring control systems, electronic-equipped machinery, air-conditioning equipment, construction, and other items.

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

Operating Income

Operating income decreased 51.5% from the prior year, to ¥22.6 billion, and as a percentage of net sales decreased to 2.4%, 2.6% lower than the prior year. The decrease was mainly due to a significant increase in pension costs in fiscal 2004 (an increase of ¥43.4 billion) and expenses resulting mainly from the reorganization of the building materials business (¥4.8 billion). The increase in pension costs resulted from the unfavorable stock market conditions in Japan, which caused a significant loss on plan assets in the prior year. Accordingly, the Company amortized a large amount of unrecognized actuarial loss during fiscal 2004. Additionally, the Company reduced the discount rate used in pension plans from 3.0% to 2.5% as of March 31, 2003, resulting in an increase in benefit obligations. The expenses from the reorganization of the building materials business include a loss resulting from the disposal of certain fixed assets related to the roofing and siding materials business.

Operating Income or Loss in Each Industry Segment

Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥54.0 billion, a 4.7% decrease; Pipes, Valves, and Industrial Castings, operating loss of ¥5.7 billion, as compared to operating income of ¥1.9 billion in the prior year; Environmental Engineering, operating income of ¥0.1 billion, a 98.5% decrease; Building Materials and Housing, operating loss of ¥6.4 billion, as compared to operating income of ¥32 million in the prior year; and Other, operating loss of ¥0.7 billion, compared with loss of ¥0.2 billion for the prior year.

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

Cost of Sales

The cost of sales increased 0.9% from the prior year, to ¥701.7 billion. The cost of sales as a percentage of net sales increased 0.4%, to 75.5%. In spite of a favorable product mix and continuous cost reduction efforts, the increase in pension costs (an increase of ¥28.2 billion) increased the ratio of cost of sales to sales.

Selling, General, and Administrative Expenses

Selling, general, and administrative (SG&A) expenses increased 10.1% from the prior year, to ¥199.2 billion. The ratio of SG&A expenses to net sales increased 1.9 percentage points, to 21.4%. The Company continued to reduce SG&A expenses by reducing staff at the corporate headquarters. These efforts were successful and achieved the goal of reduced costs. However, the surge in pension costs (an increase of ¥15.2 billion) resulted in an overall increase in total SG&A expenses.

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets increased 125.8%, to ¥6.4 billion. The increase was mainly due to recorded impairment loss of the roofing and siding materials business.

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

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Due to the factors above, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies increased 20.5%, to ¥27.9 billion.

Income Taxes

Income taxes increased 11.4% from the prior year, to ¥13.7 billion. Income tax—current was ¥29.3 billion, an increase of ¥7.7 billion, and income tax—deferred (benefit) increased ¥6.3 billion, to ¥15.6 billion.

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥0.4 billion, to ¥2.5 billion. Equity in net income of affiliated companies increased ¥0.5 billion from the prior year, to ¥0.8 billion.

Income (Loss) from Discontinued Operations, Net of Taxes

Loss from discontinued operations, net of taxes was ¥0.8 billion, as compared to a loss of ¥17.0 billion in the prior year. Most of loss from discontinued operations, net of taxes of the prior year was due to a substantial loss on impairment of fixed assets of a golf course amounting to ¥16.8 billion.

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

D. Trend Information

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

Medium-Term Management Strategy

The Company formulated the “Medium-Term Management Strategy” (for the 2 years ending March 31, 2006) in order to further improve profitability and is engaged in a concerted effort to implement the strategy corporate-wide. The key target of the strategy is to create a business structure that can generate operating income of more than 8% of consolidated net sales on a regular basis. In fiscal 2005, the Company attained an operating income ratio of 8.8%, exceeding our target. Building on the progress made in the first year of the strategy, the Company intends to pursue higher levels of achievement and to do its utmost to ensure that the strategy will be implemented with maximum effectiveness, relying on the 3 principal concepts of the strategy: “Reforming the business structure and profit structure,” “Reforming operational systems,” and “Strengthening the financial position.”

Financial Outlook

Under such conditions, the Company expects consolidated net sales for the year ending March 31, 2006 to increase slightly from the prior year. Domestic sales are expected to be almost the same amount as that of the year ended March 31, 2005. Overseas sales are expected to increase steadily due to sales expansion in the Internal Combustion Engine and Machinery segment.

The Company expects a steady improvement in operating income. Although the price increases in raw materials and the appreciation of the yen will result in downward pressure on operating income, increases of overseas sales in the Internal Combustion Engine and Machinery, corporate-wide cost cuts, and a decrease in pension costs are expected to contribute to the increase in operating income. The Company also expects a sharp decrease of net income mainly due to the significant decrease in other income—net as a result of a government subsidy recorded during the year ended March 31, 2005.

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

A. Consolidated Statements and Other Financial Information

The information required by this item, except as stated below, appears in the consolidated financial statements of this Form 20-F/A.

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

PART II

Item 15.	Controls and Procedures

In connection with the original filing of the Form 20-F, the Company’s management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2005. Based on that evaluation, the Company’s chief executive and chief financial officers concluded that the Company’s disclosure controls and procedures were effective as of that date.

In connection with the filing of this Form 20-F/A, the Company’s management, with the participation of its chief executive and chief financial officers, reevaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2005. This reevaluation included examination of the process and procedures for gathering and summarizing the information relating to the sale by the Company of a subsidiary, which operated a golf course, during the fiscal year ended March 31, 2005, for which restatements have been made to the Company’s consolidated financial statements in response to a comment from the staff of the U.S. Securities and Exchange Commission. In the consolidated financial statements included in the Form 20-F, the results of operations of the subsidiary were not accounted for as a discontinued operation as required by Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). The Company’s management determined that the failure to ensure the correct application of that Statement with respect to the reporting of results of operation of the subsidiary was attributable to a material weakness in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934). Based on the reevaluation mentioned above, the Company’s chief executive and chief financial officers concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2005 solely due to such material weakness in its internal control over financial reporting.

To remediate the above-mentioned material weakness in the Company’s internal control over financial reporting, the Company has taken, or is taking, the following measures:

•	The Company is currently formulating an accounting staff’s checklist to ensure the correct application of SFAS 144 with respect to discontinued operations. With this checklist, the Company’s management will check whether there are any operations to be accounted for as a discontinued operation, and if there is any such discontinued operation, whether it is appropriately accounted for in accordance with SFAS 144.

•	The Company is currently preparing to implement management’s additional oversight controls to review and approve accounting treatment and related documentation to ensure SFAS 144 is appropriately applied with respect to discontinued operations.

•	The disclosure committee of the Company will monitor and confirm whether the discontinued operations are accounted for correctly in accordance with SFAS 144 when the committee reviews the Company’s financial statements and its disclosures.

These changes in the Company’s internal control over financial reporting have occurred, or are occurring, during the Company’s current fiscal year ending March 31, 2007.

No change in the Company’s internal control over financial reporting occurred during the year ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART III

Item 17.	Financial Statements

See Consolidated Financial Statements attached hereto.

Item 18.	Financial Statements

Not applicable

Item 19.	Exhibits

Documents filed as exhibits to this Form 20-F/A are as follows:

The consolidated financial statements of this Form 20-F/A

Pages in the consolidated financial statements
Five-Year Financial Summary of Operations [Information with respect to Item 3 is included ]	1

Segment Information	2 to 3

Consolidated Financial Statements as indicated in accompanying Index to Consolidated Financial Statements	4 to 31
Independent Auditors’ Report	32

1.1* Articles of Incorporation of the Registrant (English translation)

1.2* Share Handling Regulations of the Registrant (English translation)

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002)

8.1* List of Significant Subsidiaries

11.1* Code of Ethics for Senior Financial Officers of the Registrant (English translation)

12.1 Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2 Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1 Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

*	Previously filed with the Securities and Exchange Commission on September 26, 2005.

(Note) The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

KUBOTA CORPORATION

Date; June 23, 2006	By	/s/ Hirokazu Nara
Hirokazu Nara
Director
(Principal Financial and Accounting Officer)

Kubota Corporation and Subsidiaries

Consolidated Financial Statements

and Financial Statements Schedule Comprising

Item 17 of the consolidated financial statements of Form 20-F/A to Securities and Exchange Commission

for the Years Ended March 31, 2005, 2004, and 2003,

and Independent Auditors’ Report

Kubota Corporation and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Consolidated Financial Statements and Independent Auditors’ Report Included in the Consolidated Financial Statements of 20-F/A Attached Hereto and Incorporated by Reference:

Page in the consolidated financial statements
Five-Year Financial summary	1

Segment Information (Years Ended March 31, 2005 and 2004)	2 and 3

Consolidated Balance Sheets (as of March 31, 2005 and 2004 (as restated))	4 and 5

Consolidated Statements of Income (Years Ended March 31, 2005, 2004, and 2003)	6

Consolidated Statements of Comprehensive Income (Loss) (Years Ended March 31, 2005, 2004, and 2003)	7

Consolidated Statements of Shareholders’ Equity (Years Ended March 31, 2005, 2004, and 2003)	7

Consolidated Statements of Cash Flows (Years Ended March 31, 2005, 2004, and 2003)	8

Notes to Consolidated Financial Statements	9 to 31

Independent Auditors’ Report	32

Financial Statement Schedule and Other Supplemental Information:

Schedule II : Valuation and Qualifying Accounts (Years Ended March 31, 2005, 2004, and 2003)	A

Supplemental Note to Consolidated Financial Statements with Respect to Income Taxes to Conform with Regulation S-X	B

All other schedules and supplemental information are omitted because they are not applicable, or not required, or because the required information is included in the consolidated financial statements or in notes thereto.

Independent Auditors’ Report	C

FIVE-YEAR FINANCIAL SUMMARY

Kubota Corporation and Subsidiaries    Years Ended March 31, 2005, 2004, 2003, 2002, and 2001

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2005	2004	2003	2002	2001	2005

For the year
Net sales	¥983,226	¥929,876	¥925,788	¥965,429	¥984,385	$9,189,028
Percentage of previous year	105.7%	100.4%	95.9%	98.1%	101.1%
Cost of sales	713,312	701,718	695,543	729,834	742,487	6,666,468
Selling, general, and administrative expenses	181,727	199,189	180,857	188,112	197,912	1,698,383
Loss from disposal and impairment of businesses and fixed assets	1,414	6,359	2,816	12,788	468	13,215
Operating income	86,773	22,610	46,572	34,695	43,518	810,962
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	156,035	27,892	23,155	28,991	61,141	1,458,271
Cumulative effect of an accounting change	—	—	—	—	(21,559)	—
Net income (loss):	117,901	11,700	(8,004)	9,530	9,795	1,101,879
Percentage of previous year	1,007.7%	—	—	97.3%	59.6%
Percentage of net sales	12.0%	1.3%	(0.9)%	1.0%	1.0%
Net income (loss) per common share (Yen and U.S. Dollars):
Basic	¥89.11	¥8.72	¥(5.84)	¥6.78	¥6.95	$0.83
Diluted	86.83	8.53	(5.84)	6.67	6.83	0.81
Net income (loss) per 5 common shares (Yen and U.S. Dollars):
Basic	¥446	¥44	¥(29)	¥34	¥35	$4.17
Diluted	434	43	(29)	33	34	4.06
Pro forma amounts assuming accounting change was applied retroactively:
Net income					¥31,354
Net income per common share (Yen):
Basic					¥22
Diluted					21
Net income per 5 common shares (Yen):
Basic					¥111
Diluted					104
Cash dividends per common share (Yen and U.S. Dollars):	¥6	¥6	¥6	¥6	¥6	$0.06
Cash dividends per 5 common shares (Yen and U.S. Dollars):	¥30	¥30	¥30	¥30	¥30	$0.28
At year-end
Total assets	¥1,193,056	¥1,124,225	¥1,139,011	¥1,200,117	¥1,290,756	$11,150,056
Working capital	171,326	199,747	159,221	169,428	162,644	1,601,178
Long-term debt	117,488	144,845	155,966	167,850	182,238	1,098,019
Total shareholders’ equity	481,019	391,082	315,443	394,970	434,979	4,495,505
Shareholders’ equity per common share outstanding (Yen and U.S. Dollars):	¥369.90	¥291.81	¥234.45	¥284.07	¥308.54	$3.46
Shareholders’ equity per 5 common shares outstanding (Yen and U.S. Dollars):	¥1,849	¥1,459	¥1,172	¥1,420	¥1,543	$17.28

Notes:	1.	The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥107=US$1. See Note 1 to the consolidated financial statements.
	2.	The Company has not accounted for a nonmonetary security exchange transaction in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
	3.	Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
	4.	Cash dividends per common share are based on dividends paid during the year.
	5.	Pro forma data reflect the effect of an accounting change in retirement and pension costs to account for actuarial gains and losses in accordance with its current policy as described in Note 6 to the consolidated financial statements.
	6.	Working capital is the amount of total current assets less total current liabilities in the consolidated balance sheets. Working capital from 2001 through 2004 was restated as described in Note 17 to the consolidated financial statements.
	7.	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the figures of the consolidated statements of income for the prior years related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation. See Note 17 to the consolidated financial statements.

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

Industry Segments

	Millions of Yen
Year Ended March 31, 2005	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥582,664	¥170,629	¥117,633	¥112,300	¥983,226	¥—	¥983,226
Intersegment	88	8,237	249	14,956	23,530	(23,530)	—

Total	582,752	178,866	117,882	127,256	1,006,756	(23,530)	983,226
Cost of sales and operating expenses	503,596	167,391	112,167	123,374	906,528	(10,075)	896,453

Operating income	¥79,156	¥11,475	¥5,715	¥3,882	¥100,228	¥(13,455)	¥86,773

Identifiable assets at March 31, 2005	¥614,123	¥190,669	¥105,890	¥100,874	¥1,011,556	¥181,500	¥1,193,056
Depreciation	14,154	6,368	930	1,678	23,130	2,338	25,468
Capital expenditures	17,482	1,823	358	1,388	21,051	5,046	26,097

	Millions of Yen
Year Ended March 31, 2004	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥501,551	¥175,178	¥115,721	¥137,426	¥929,876	¥—	¥929,876
Intersegment	32	6,923	696	16,581	24,232	(24,232)	—

Total	501,583	182,101	116,417	154,007	954,108	(24,232)	929,876
Cost of sales and operating expenses	447,559	187,783	116,286	161,058	912,686	(5,420)	907,266

Operating income	¥54,024	¥(5,682)	¥131	¥(7,051)	¥41,422	¥(18,812)	¥22,610

Identifiable assets at March 31, 2004	¥512,885	¥204,764	¥101,086	¥109,829	¥928,564	¥195,661	¥1,124,225
Depreciation	12,713	7,440	927	3,777	24,857	2,397	27,254
Capital expenditures	13,096	2,504	2,711	2,117	20,428	968	21,396

	Thousands of U.S. Dollars
Year Ended March 31, 2005	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	$5,445,458	$1,594,664	$1,099,374	$1,049,532	$9,189,028	$—	$9,189,028
Intersegment	823	76,981	2,327	139,776	219,907	(219,907)	—

Total	5,446,281	1,671,645	1,101,701	1,189,308	9,408,935	(219,907)	9,189,028
Cost of sales and operating expenses	4,706,505	1,564,402	1,048,290	1,153,028	8,472,225	(94,159)	8,378,066

Operating income	$739,776	$107,243	$53,411	$36,280	$936,710	$(125,748)	$810,962

Identifiable assets at March 31, 2005	$5,739,467	$1,781,953	$989,626	$942,748	$9,453,794	$1,696,262	$11,150,056
Depreciation	132,280	59,514	8,692	15,682	216,168	21,851	238,019
Capital expenditures	163,383	17,037	3,346	12,972	196,738	47,159	243,897

Note:	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the results of operations related to discontinued operations are eliminated from “Other”, “Total”, and “Consolidated”.

Geographic Segments

	Millions of Yen
Year Ended March 31, 2005	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net Sales:
Unaffiliated customers	¥659,283	¥232,135	¥91,808	¥983,226	¥—	¥983,226
Intersegment	193,242	3,000	2,792	199,034	(199,034)	—

Total	852,525	235,135	94,600	1,182,260	(199,034)	983,226
Cost of sales and operating expenses	778,412	215,044	87,207	1,080,663	(184,210)	896,453

Operating income	¥74,113	¥20,091	¥7,393	¥101,597	¥(14,824)	¥86,773

Identifiable assets at March 31, 2005	¥746,627	¥259,218	¥64,737	¥1,070,582	¥122,474	¥1,193,056

	Millions of Yen
Year Ended March 31, 2004	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	¥675,081	¥188,767	¥66,028	¥929,876	¥—	¥929,876
Intersegment	154,741	2,656	1,949	159,346	(159,346)	—

Total	829,822	191,423	67,977	1,089,222	(159,346)	929,876
Cost of sales and operating expenses	814,036	172,195	63,338	1,049,569	(142,303)	907,266

Operating income	¥15,786	¥19,228	¥4,639	¥39,653	¥(17,043)	¥22,610

Identifiable assets at March 31, 2004	¥752,041	¥177,163	¥44,290	¥973,494	¥150,731	¥1,124,225

	Thousands of U.S. Dollars
Year Ended March 31, 2005	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated

Net sales:
Unaffiliated customers	$6,161,524	$2,169,486	$858,018	$9,189,028	$—	$9,189,028
Intersegment	1,806,000	28,037	26,094	1,860,131	(1,860,131)	—

Total	7,967,524	2,197,523	884,112	11,049,159	(1,860,131)	9,189,028
Cost of sales and operating expenses	7,274,879	2,009,757	815,019	10,099,655	(1,721,589)	8,378,066

Operating income	$692,645	$187,766	$69,093	$949,504	$(138,542)	$810,962

Identifiable assets at March 31, 2005	$6,977,822	$2,422,598	$605,019	$10,005,439	$1,144,617	$11,150,056

Note:	In accordance with SFAS No. 144, the results of operations related to discontinued operations are eliminated from “Japan”, “Total”, and “Consolidated”.

Sales by Region

	Millions of Yen				Thousands of U.S. Dollars
Years Ended March 31, 2005 and 2004	2005		2004		2005

Japan	¥637,902	64.9%	¥642,985	69.1%	$5,961,701
Overseas:
North America	232,631	23.6	189,273	20.4	2,174,121
Other Areas	112,693	11.5	97,618	10.5	1,053,206

Subtotal	345,324	35.1	286,891	30.9	3,227,327

Total	¥983,226	100.0%	¥929,876	100.0%	$9,189,028

Notes:	1. Sales by region represent sales to unaffiliated customers based on the customers’ locations.
2. In accordance with SFAS No. 144, sales from discontinued operations are eliminated from “Japan” and “Total”.

CONSOLIDATED BALANCE SHEETS

Kubota Corporation and Subsidiaries    March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2005	2004 As Restated (Note 17)	2005

ASSETS
Current assets:
Cash and cash equivalents	¥74,563	¥81,221	$696,850
Short-term investments (Note 4)	—	3,001	—
Notes and accounts receivable (Notes 1, 3, 5 and 15):
Trade notes	72,517	73,834	677,729
Trade accounts	248,338	227,021	2,320,916
Less: Allowance for doubtful notes and accounts receivable	(2,257)	(2,408)	(21,093)
Short-term finance receivables—net (Notes 1, 5 and 15)	50,921	26,876	475,897
Inventories (Note 2)	155,146	142,973	1,449,963
Other current assets (Notes 9 and 15)	76,143	61,909	711,617

Total current assets	675,371	614,427	6,311,879

Investments and long-term finance receivables:
Investments in and advances to affiliated companies (Note 3)	11,808	12,982	110,355
Other investments (Notes 4 and 5)	146,979	148,482	1,373,636
Long-term finance receivables—net (Notes 1, 5 and 15)	80,725	47,964	754,439

Total investments and long-term finance receivables	239,512	209,428	2,238,430

Property, plant, and equipment (Note 5):
Land	83,031	81,671	775,990
Buildings	200,173	200,535	1,870,776
Machinery and equipment	359,659	364,572	3,361,299
Construction in progress	4,499	2,313	42,047

Total	647,362	649,091	6,050,112
Accumulated depreciation	(427,612)	(426,345)	(3,996,374)

Net property, plant, and equipment	219,750	222,746	2,053,738

Other assets (Notes 1 and 9)	58,423	77,624	546,009

Total	¥1,193,056	¥1,124,225	$11,150,056

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2005	2004 As Restated (Note 17)	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 5)	¥119,802	¥85,999	$1,119,645
Trade notes payable	33,675	35,309	314,720
Trade accounts payable	183,367	158,397	1,713,710
Advances received from customers	4,104	6,026	38,355
Notes and accounts payable for capital expenditures	9,094	7,747	84,991
Accrued payroll costs	23,616	23,519	220,710
Accrued expenses	24,998	21,545	233,626
Income taxes payable	12,223	15,179	114,234
Other current liabilities (Note 14)	26,289	25,101	245,691
Current portion of long-term debt (Note 5)	66,877	35,858	625,019

Total current liabilities	504,045	414,680	4,710,701

Long-term liabilities:
Long-term debt (Note 5)	117,488	144,845	1,098,019
Accrued retirement and pension costs (Note 6)	65,836	143,679	615,290
Other long-term liabilities (Note 9)	3,093	14,293	28,906

Total long-term liabilities	186,417	302,817	1,742,215

Commitments and contingencies (Note 14)
Minority interests	21,575	15,646	201,635
Shareholders’ equity (Notes 7 and 11):
Common stock, authorized 1,931,000,000 shares and 2,000,000,000 shares in 2005 and 2004, respectively outstanding 1,300,413,082 shares and 1,340,197,124 shares in 2005 and 2004, respectively	78,156	78,156	730,430
Additional paid-in capital	87,263	87,263	815,542
Legal reserve	19,539	19,539	182,607
Retained earnings	290,187	204,156	2,712,028
Accumulated other comprehensive income	27,507	26,075	257,075
Treasury stock (40,395,896 shares and 69,611,854 shares in 2005 and 2004, respectively), at cost	(21,633)	(24,107)	(202,177)

Total shareholders’ equity	481,019	391,082	4,495,505

Total	¥1,193,056	¥1,124,225	$11,150,056

CONSOLIDATED STATEMENTS OF INCOME

Kubota Corporation and Subsidiaries    Years Ended March 31, 2005, 2004, and 2003

	As Restated (Note 17) Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	2005

Net sales (Note 3)	¥983,226	¥929,876	¥925,788	$9,189,028
Cost of sales	713,312	701,718	695,543	6,666,468
Selling, general, and administrative expenses	181,727	199,189	180,857	1,698,383
Loss from disposal and impairment of businesses and fixed assets (Note 13)	1,414	6,359	2,816	13,215

Operating income	86,773	22,610	46,572	810,962

Other income (expenses):
Interest and dividend income	9,488	7,264	7,622	88,673
Interest expense	(4,699)	(4,252)	(4,778)	(43,916)
Valuation losses on short-term and other investments	(423)	(1,083)	(24,822)	(3,953)
Subsidy from the government (Note 6)	58,571	—	—	547,393
Other—net (Note 8)	6,325	3,353	(1,439)	59,112

Other income (expenses), net	69,262	5,282	(23,417)	647,309

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	156,035	27,892	23,155	1,458,271

Income taxes (Note 9):
Current	34,491	29,255	21,538	322,346
Deferred	13,625	(15,554)	(9,242)	127,337

Total income taxes	48,116	13,701	12,296	449,683

Minority interests in earnings of subsidiaries	3,442	2,476	2,097	32,168

Equity in net income of affiliated companies (Note 3)	2,324	780	233	21,720

Income from continuing operations	106,801	12,495	8,995	998,140

Income (loss) from discontinued operations, net of taxes (Note 18)	11,100	(795)	(16,999)	103,739

Net income (loss)	¥117,901	¥11,700	¥(8,004)	$1,101,879

	Yen			U.S. Dollars (Note 1)
Net income (loss) per common share (Note 10):
Basic:
Continuing operations	¥80.72	¥9.31	¥6.56	$0.75
Discontinued operations	8.39	(0.59)	(12.40)	0.08

Net income (loss)	¥89.11	¥8.72	¥(5.84)	$0.83

Diluted:
Continuing operations	¥78.67	¥9.09	¥6.56	$0.73
Discontinued operations	8.16	(0.56)	(12.40)	0.08

Net income (loss)	¥86.83	¥8.53	¥(5.84)	$0.81

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Kubota Corporation and Subsidiaries    Years Ended March 31, 2005, 2004, and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	2005

Net income (loss)	¥117,901	¥11,700	¥(8,004)	$1,101,879

Other comprehensive income (loss), net of tax (Note 11):
Foreign currency translation adjustments	(1,468)	(7,535)	(6,366)	(13,720)
Unrealized gains (losses) on securities	517	43,368	(11,602)	4,832
Minimum pension liability adjustment	3,492	37,565	(30,386)	32,636
Unrealized gains (losses) on derivatives	(1,109)	772	131	(10,365)

Other comprehensive income (loss)	1,432	74,170	(48,223)	13,383

Comprehensive income (loss)	¥119,333	¥85,870	¥(56,227)	$1,115,262

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Kubota Corporation and Subsidiaries    Years Ended March 31, 2005, 2004, and 2003

		Millions of Yen
	Shares of Common Stock Outstanding (Thousands)	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost

Balance, March 31, 2002	1,390,419	¥78,156	¥87,263	¥19,539	¥216,810	¥128	¥(6,926)
Net loss					(8,004)
Other comprehensive loss						(48,223)
Cash dividends, ¥6 per common share					(8,289)
Purchases of treasury stock	(44,969)						(15,011)

Balance, March 31, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)
Net income					11,700
Other comprehensive income						74,170
Cash dividends, ¥6 per common share					(8,061)
Purchases of treasury stock	(5,253)						(2,170)

Balance, March 31, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)
Net income					117,901
Other comprehensive income						1,432
Cash dividends, ¥6 per common share					(7,989)
Purchases of treasury stock	(39,784)						(21,407)
Retirement of treasury stock					(23,881)		23,881

Balance, March 31, 2005	1,300,413	¥78,156	¥87,263	¥19,539	¥290,187	¥27,507	¥(21,633)

		Thousands of U.S. Dollars (Note 1)
		Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost

Balance, March 31, 2004		$730,430	$815,542	$182,607	$1,908,000	$243,692	$(225,299)
Net income					1,101,879
Other comprehensive income						13,383
Cash dividends, $0.06 per common share					(74,664)
Purchases of treasury stock							(200,065)
Retirement of treasury stock					(223,187)		223,187

Balance, March 31, 2005		$730,430	$815,542	$182,607	$2,712,028	$257,075	$(202,177)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Kubota Corporation and Subsidiaries    Years Ended March 31, 2005, 2004, and 2003

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	2005

Operating activities:
Net income (loss)	¥117,901	¥11,700	¥(8,004)	$1,101,879
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	25,808	27,755	38,804	241,196
Provision for doubtful receivables	79	783	961	738
Provision for (reversal of) accrued retirement and pension costs	(7,306)	48,516	(4,416)	(68,280)
Subsidy from the government	(58,571)	—	—	(547,393)
Loss (gain) on sales of securities	(1,604)	(3,161)	5	(14,991)
Valuation losses on short-term and other investments	423	1,083	24,822	3,953
Loss on disposals of fixed assets	1,341	4,122	2,484	12,533
Impairment loss on fixed assets	1,095	1,263	17,403	10,234
Equity in net income of affiliated companies	(2,324)	(780)	(233)	(21,720)
Deferred income taxes	13,625	(15,554)	(9,242)	127,337
Change in assets and liabilities, net of effects from sales and transfer of businesses:
(Increase) decrease in notes and accounts receivable	(19,540)	48,241	36,917	(182,617)
(Increase) decrease in inventories	(8,129)	6,954	2,455	(75,972)
Increase in other current assets	(15,159)	(15,812)	(5,637)	(141,673)
Increase (decrease) in trade notes and accounts payable	22,404	(9,521)	(20,315)	209,383
Increase (decrease) in income taxes payable	(3,363)	5,195	(2,332)	(31,430)
Increase (decrease) in other current liabilities	3,151	310	(3,340)	29,449
Other	(2,923)	(1,519)	(1,038)	(27,318)

Net cash provided by operating activities	66,908	109,575	69,294	625,308

Investing activities:
Purchases of fixed assets	(20,818)	(26,493)	(33,838)	(194,561)
Purchases of investments and change in advances	(495)	9,257	(2,056)	(4,626)
Proceeds from sales of property, plant, and equipment	2,769	3,129	1,803	25,878
Proceeds from sales of investments	2,981	8,182	5,153	27,860
Proceeds from sale of business	1,117	2,562	—	10,439
Increase in finance receivables	(119,878)	(115,117)	(73,487)	(1,120,355)
Collection of finance receivables	53,575	31,192	27,554	500,701
Sales of finance receivables	5,208	50,019	40,892	48,673
Net (increase) decrease in short-term investments	3,001	(2,991)	1,384	28,047
Cash transferred in sale of a business	(6,048)	—	—	(56,523)
Other	360	(117)	(39)	3,364

Net cash used in investing activities	(78,228)	(40,377)	(32,634)	(731,103)

Financing activities:
Proceeds from issuance of long-term debt	39,582	37,128	65,627	369,925
Repayments of long-term debt	(39,081)	(74,171)	(45,447)	(365,243)
Net increase (decrease) in short-term borrowings	34,453	(7,489)	(26,548)	321,991
Cash dividends	(7,989)	(8,061)	(8,289)	(74,664)
Purchases of treasury stock	(21,451)	(2,223)	(15,011)	(200,476)
Other	(1,006)	(281)	(341)	(9,402)

Net cash provided by (used in) financing activities	4,508	(55,097)	(30,009)	42,131

Effect of exchange rate changes on cash and cash equivalents	154	(242)	(272)	1,439

Net increase (decrease) in cash and cash equivalents	(6,658)	13,859	6,379	(62,225)
Cash and cash equivalents, beginning of year	81,221	67,362	60,983	759,075

Cash and cash equivalents, end of year	¥74,563	¥81,221	¥67,362	$696,850

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

Foreign Currency Translation

Under the provisions of SFAS No. 52, “Foreign Currency Translation” assets and liabilities of foreign subsidiaries are translated into Japanese yen at year-end exchange rates, and income and expenses are translated at the average exchange rates for the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Exchange gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

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

In June 2004, the Company retired treasury stock of ¥23,881 million ($ 223,187 thousand).

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

Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and presents the results of discontinued operations as a separate line item in the consolidated statements of income under income (loss) from discontinued operations, net of taxes.

The figures of the consolidated statements of income for the prior years related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation.

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

The impact of the reclassification of the affected line items in the consolidated statements of cash flows with respect to the years ended March 31, 2004 and 2003 is as follows:

Consolidated Statements of Cash Flows

	Millions of Yen
	2004			2003
	Previous Classification	Reclassification	As Reclassified	Previous Classification	Reclassification	As Reclassified

Provision for doubtful receivables	¥728	¥55	¥783	¥817	¥144	¥961
Decrease in notes and accounts receivable	13,439	34,802	48,241	31,649	5,268	36,917
Other	(568)	(951)	(1,519)	(667)	(371)	(1,038)
Net cash provided by operating activities	75,669	33,906	109,575	64,253	5,041	69,294
Increase in finance receivables	—	(115,117)	(115,117)	—	(73,487)	(73,487)
Collection of finance receivables	—	31,192	31,192	—	27,554	27,554
Sales of finance receivables	—	50,019	50,019	—	40,892	40,892
Net cash used in investing activities	(6,471)	(33,906)	(40,377)	(27,593)	(5,041)	(32,634)

The impact of the reclassification of the affected line items in the consolidated balance sheet at March 31, 2004 is disclosed in Note 17.

2. INVENTORIES

Inventories at March 31, 2005 and 2004 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005

Manufacturing:
Finished products	¥93,576	¥85,434	$874,542
Spare parts	18,516	17,547	173,047
Work in process	21,658	20,640	202,411
Raw materials and supplies	17,362	14,865	162,262

Subtotal	151,112	138,486	1,412,262
Real estate:
Completed projects, land to be developed, and projects under development	4,034	4,487	37,701

	¥155,146	¥142,973	$1,449,963

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

4. SHORT-TERM AND OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2005 and 2004 were as follows:

	Millions of Yen
	2005				2004
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses

Short-term investments:
Available-for-sale:
Corporate debt securities	¥—	¥—	¥—	¥—	¥3,001	¥3,001	¥—	¥—
Other investments:
Available-for-sale:
Equity securities of financial institutions	22,040	87,232	65,193	1	22,307	89,682	67,375	—
Other equity securities	19,812	47,423	27,717	106	19,431	44,463	25,289	257
Government debt securities	—	—	—	—	795	845	50	—
Corporate debt securities	813	820	12	5	813	850	37	—

	¥42,665	¥135,475	¥92,922	¥112	¥46,347	¥138,841	¥92,751	¥257

	Thousands of U.S. Dollars
	2005
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses

Short-term investments:
Available-for-sale:
Corporate debt securities	$—	$—	$—	$—
Other investments:
Available-for-sale:
Equity securities of financial institutions	205,981	815,252	609,280	9
Other equity securities	185,159	443,205	259,037	991
Government debt securities	—	—	—	—
Corporate debt securities	7,598	7,664	113	47

	$398,738	$1,266,121	$868,430	$1,047

Gross unrealized holding losses and fair values on available-for-sale securities at March 31, 2005 and 2004 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of Yen
	2005				2004
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses

Other investments:
Available-for-sale:
Equity securities of financial institutions	¥9	¥1	¥—	¥—	¥—	¥—	¥—	¥—
Other equity securities	1,865	106	—	—	328	26	1,103	231
Corporate debt securities	0	5	—	—	—	—	—	—

	¥1,874	¥112	¥—	¥—	¥328	¥26	¥1,103	¥231

	Thousands of U.S. Dollars
	2005
	Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses

Other investments:
Available-for-sale:
Equity securities of financial institutions	$84	$9	$—	$—
Other equity securities	17,430	991	—	—
Corporate debt securities	0	47	—	—

	$17,514	$1,047	$—	$—

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

Annual maturities of long-term debt at March 31, 2005 were as follows:

Years ending March 31,	Millions of Yen	Thousands of U.S. Dollars

2006	¥66,877	$625,019
2007	34,784	325,084
2008	38,021	355,337
2009	20,138	188,206
2010	17,956	167,813
2011 and thereafter	6,589	61,579

Total	¥184,365	$1,723,038

At March 31, 2005, assets pledged as collateral for debt were as follows:

	Millions of Yen	Thousands of U.S. Dollars

Trade notes	¥1,299	$12,140
Trade accounts	688	6,430
Finance receivables	53,868	503,439
Other investments	9	84
Property, plant, and equipment	9,919	92,701

Total	¥65,783	$614,794

The above assets were pledged against the following liabilities:

	Millions of Yen	Thousands of U.S. Dollars

Short-term borrowings	¥38,462	$359,458
Current portion of long-term debt	10,056	93,981
Long-term debt	6,606	61,739

Total	¥55,124	$515,178

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

Net periodic benefit cost for the unfunded severance indemnity plan, the Contributory Plan, and the Non-contributory Plan of the parent company and for the unfunded severance indemnity plans and noncontributory defined benefit pension plans of certain subsidiaries for the years ended March 31, 2005, 2004, and 2003 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005

Service cost	¥8,343	¥9,458	¥10,128	$77,972
Interest cost	7,457	8,502	9,600	69,691
Expected return on plan assets	(3,129)	(4,999)	(5,862)	(29,243)
Amortization of transition obligation	—	1,124	1,615	—
Amortization of prior service benefit	(522)	(230)	(797)	(4,878)
Recognized actuarial loss	2,047	52,141	5,591	19,131
Derecognition of previously accrued salary progression	(11,111)	—	—	(103,841)
Settlement loss	13,366	—	—	124,916

Actuarial periodic benefit cost	16,451	65,996	20,275	153,748
Employee contributions	—	—	(1,005)	—

Net periodic benefit cost	¥16,451	¥65,996	¥19,270	$153,748

Weighted-average assumptions used in calculating benefit obligations and net periodic benefit cost were as follows:

	2005	2004

Benefit obligations at March 31:
Discount rate	2.5%	2.5%
Rate of compensation increase	6.5%	6.5%

	2005	2004	2003

Net periodic benefit cost for the years ended March 31:
Discount rate	2.5%	2.5%	3.0%
Expected return on plan assets	3.5%	3.5%	3.5%
Rate of compensation increase	6.5%	6.5%	6.5%

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

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with accumulated benefit obligations and aggregate information for accumulated benefit obligations in excess of plan assets, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005

Change in benefit obligations:
Benefit obligations at beginning of year	¥354,418	¥353,138	$3,312,318
Service cost, less employee contributions	8,343	9,458	77,972
Interest cost	7,457	8,502	69,691
Amendments	(3,420)	—	(31,963)
Transfer to the Japanese government of the substitutional portion of employee pension fund liabilities	(155,466)	—	(1,452,953)
Actuarial (gain) loss	(9,821)	1,480	(91,785)
Benefits paid (settlement)	(14,792)	(4,538)	(138,243)
Benefits paid (other)	(10,611)	(13,806)	(99,168)
Foreign currency exchange rate changes	142	184	1,327

Benefit obligations at end of year	¥176,250	¥354,418	$1,647,196

Change in plan assets:
Fair value of plan assets at beginning of year	¥191,817	¥155,989	$1,792,682
Actual return on plan assets	4,344	37,641	40,598
Employer contributions	14,035	12,647	131,168
Transfer to the Japanese government of the substitutional portion of employee pension fund liabilities	(85,784)	—	(801,720)
Benefits paid (settlement)	(5,868)	(801)	(54,841)
Benefits paid (other)	(10,611)	(13,806)	(99,168)
Foreign currency exchange rate changes	127	147	1,187

Fair value of plan assets at end of year	¥108,060	¥191,817	$1,009,906

Plans’ funded status at end of year:
Funded status	¥(68,190)	¥(162,601)	$(637,290)
Unrecognized actuarial loss	11,284	37,733	105,458
Unrecognized prior service benefit	(8,248)	(5,350)	(77,084)

Net amount recognized	¥(65,154)	¥(130,218)	$(608,916)

Amounts recognized in the consolidated balance sheets:
Accrued retirement and pension costs	¥(65,836)	¥(143,679)	$(615,290)
Prepaid expenses for benefit plans, included in other assets	682	601	6,374
Intangible assets, included in other assets	—	6,869	—
Accumulated other comprehensive income	—	5,991	—

Net amount recognized	¥(65,154)	¥(130,218)	$(608,916)

Accumulated benefit obligations:
Accumulated benefit obligations at end of year	¥167,954	¥322,944	$1,569,664

Retirement and pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥174,549	¥353,015	$1,631,299
Accumulated benefit obligations	166,253	321,541	1,553,766
Fair value of plan assets	106,227	190,328	992,776

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

9. INCOME TAXES

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2005 and 2004 were as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2005		2004		2005
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Assets

Allowance for doubtful receivables	¥1,645	¥55	¥2,010	¥47	$15,374	$514
Intercompany profits	9,305	—	8,664	—	86,963	—
Adjustments of investment securities	15,465	37,692	11,889	37,597	144,533	352,262
Write-downs of inventories and fixed assets	6,145	—	13,541	—	57,430	—
Enterprise tax	948	—	1,226	—	8,860	—
Accrued bonus	6,250	—	6,193	—	58,411	—
Retirement and pension costs	29,340	—	57,261	—	274,205	—
Unremitted earnings of foreign subsidiaries and affiliates	—	4,403	—	3,203	—	41,149
Other temporary differences	11,322	3,987	11,056	3,696	105,813	37,262
Tax loss and credit carryforwards	9,602	—	10,950	—	89,738	—

Subtotal	90,022	46,137	122,790	44,543	841,327	431,187
Less valuation allowance	3,824	—	22,913	—	35,738	—

	¥86,198	¥46,137	¥99,877	¥44,543	$805,589	$431,187

Net deferred tax balances at March 31, 2005 and 2004 were reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of Yen		Thousands of U.S. Dollars
	2005	2004	2005

Other current assets	¥21,322	¥22,047	$199,271
Other assets	19,728	33,961	184,374
Other long-term liabilities	(989)	(674)	(9,243)

Net deferred tax assets	¥40,061	¥55,334	$374,402

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

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2005 differed from the normal Japanese statutory tax rates as follows:

	2005	2004	2003
Normal Japanese statutory tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	40.6%	42.0%	42.0%
Increase (decrease) in tax rates resulting from:
Increase (decrease) in valuation allowance	(8.5)	12.2	(1.7)
Permanently nondeductible expenses	0.4	3.6	3.7
Nontaxable dividend income	(0.1)	(0.4)	(0.8)
Inhabitant tax per capita	0.1	0.7	0.8
Change in tax rate	—	(0.7)	7.7
Extra tax deduction on expenses for research and development	(1.3)	(7.9)	—
Other—net	(0.4)	(0.4)	1.4

Effective income tax rates on income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	30.8%	49.1%	53.1%

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

10. NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computation for the years ended March 31, 2005, 2004, and 2003 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005

Basic net income (loss):
Income from continuing operations	¥106,801	¥12,495	¥8,995	$998,140
Income (loss) from discontinued operations, net of taxes	11,100	(795)	(16,999)	103,739

Net income (loss)	¥117,901	¥11,700	¥(8,004)	$1,101,879

Effect of dilutive convertible bonds	¥188	¥337	¥—	$1,757

Diluted net income (loss):
Income from continuing operations	¥106,989	¥12,832	¥8,995	$999,897
Income (loss) from discontinued operations, net of taxes	11,100	(795)	(16,999)	103,739

Net income (loss)	¥118,089	¥12,037	¥(8,004)	$1,103,636

	Number of Shares (Thousands)
Weighted average common shares outstanding	1,323,068	1,342,386	1,370,382
Effect of dilutive convertible bonds	36,910	68,944	—

Diluted common shares outstanding	1,359,978	1,411,330	1,370,382

11. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss), including reclassification adjustments and tax effects for the years ended March 31, 2005, 2004, and 2003 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005			2005
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(1,628)	¥103	¥(1,525)	$(15,215)	$962	$(14,253)
Reclassification adjustment for losses realized in net income	57	—	57	533	—	533

	(1,571)	103	(1,468)	(14,682)	962	(13,720)

Unrealized gains on securities:
Unrealized gains on securities arising during period	2,046	(827)	1,219	19,121	(7,729)	11,392
Reclassification adjustment for gains realized in net income	(1,181)	479	(702)	(11,037)	4,477	(6,560)

	865	(348)	517	8,084	(3,252)	4,832

Minimum pension liability adjustment	5,991	(2,499)	3,492	55,991	(23,355)	32,636

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(1,429)	591	(838)	(13,355)	5,523	(7,832)
Reclassification adjustments for gains realized in net income	(456)	185	(271)	(4,262)	1,729	(2,533)

	(1,885)	776	(1,109)	(17,617)	7,252	(10,365)

Other comprehensive income	¥3,400	¥(1,968)	¥1,432	$31,776	$(18,393)	$13,383

	Millions of Yen
	2004
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(7,786)	¥211	¥(7,575)
Reclassification adjustment for losses realized in net income	40	—	40

	(7,746)	211	(7,535)

Unrealized gains on securities:
Unrealized gains on securities arising during period	75,094	(30,492)	44,602
Reclassification adjustment for gains realized in net income	(2,078)	844	(1,234)

	73,016	(29,648)	43,368

Minimum pension liability adjustment	64,797	(27,232)	37,565

Unrealized gains on derivatives:
Unrealized gains on derivatives arising during period	3,751	(1,573)	2,178
Reclassification adjustments for gains realized in net income	(2,424)	1,018	(1,406)

	1,327	(555)	772

Other comprehensive income	¥131,394	¥(57,224)	¥74,170

	Millions of Yen
	2003
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount

Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(6,482)	¥316	¥(6,166)
Reclassification adjustment for gains realized in net income	(200)	—	(200)

	(6,682)	316	(6,366)

Unrealized losses on securities:
Unrealized losses on securities arising during period	(44,827)	18,825	(26,002)
Reclassification adjustment for losses realized in net income	24,827	(10,427)	14,400

	(20,000)	8,398	(11,602)

Minimum pension liability adjustment	(52,389)	22,003	(30,386)

Unrealized gains on derivatives:
Unrealized gains on derivatives arising during period	1,043	(442)	601
Reclassification adjustments for gains realized in net income	(811)	341	(470)

	232	(101)	131

Other comprehensive loss	¥(78,839)	¥30,616	¥(48,223)

The balances of each classification within accumulated other comprehensive income were as follows:

	Millions of Yen
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income

Balance, April 1, 2004	¥(11,445)	¥40,499	¥(3,492)	¥513	¥26,075
Current—period change	(1,468)	517	3,492	(1,109)	1,432

Balance, March 31, 2005	¥(12,913)	¥41,016	¥—	¥(596)	¥27,507

	Thousands of U.S. Dollars
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Minimum Pension Liability Adjustment	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income

Balance, April 1, 2004	$(106,962)	$378,495	$(32,636)	$4,795	$243,692
Current—period change	(13,720)	4,832	32,636	(10,365)	13,383

Balance, March 31, 2005	$(120,682)	$383,327	$—	$(5,570)	$257,075

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

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2005 and 2004:

	Millions of Yen				Thousands of U.S. Dollars
	2005		2004		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets:
Finance receivables—net	¥131,646	¥126,164	¥74,840	¥68,788	$1,230,336	$1,179,103
Financial liabilities:
Long-term debt	(179,524)	(178,584)	(176,913)	(176,384)	(1,677,794)	(1,669,009)
Derivative financial instruments recorded as (liabilities) assets:
Foreign exchange instruments	(902)	(902)	1,006	1,006	(8,430)	(8,430)
Interest rate swaps and other instruments	(98)	(98)	(131)	(131)	(916)	(916)

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

13. SUPPLEMENTAL EXPENSE INFORMATION

Selling, General, and Administrative Expenses

Amounts of certain costs and expenses for the years ended March 31, 2005, 2004, and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005

Research and development expenses	¥21,963	¥23,261	¥26,405	$205,262
Advertising costs	9,586	9,621	9,517	89,589
Shipping and handling costs	40,412	39,137	37,725	377,682

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2005 includes a loss of ¥1,095 million ($10,234 thousand) resulting from the impairment of long-lived assets and a gain of ¥1,022 million ($9,551 thousand) resulting mainly from the sale of a subsidiary. The Company recorded a gain of ¥1,573 million ($14,701 thousand) related to the sale of a company which is involved in a rental computer server service.

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

Future minimum lease payments required under capital and noncancelable operating leases that have initial or remaining lease term in excess of one year as of March 31, 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
Years ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases

2006	¥2,428	¥334	$22,692	$3,121
2007	1,302	267	12,168	2,496
2008	957	246	8,944	2,299
2009	114	162	1,065	1,514
2010	75	83	701	776
2011 and thereafter	50	386	467	3,607

Total minimum lease payments	4,926	¥1,478	46,037	$13,813

Less: amounts representing interest	(85)		(794)

Present value of net minimum capital lease payments	¥4,841		$45,243

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

The Company expenses payments to residents and current and former employees when the Company determines that a payment is warranted based on the medical condition of the individual concerned and in the consideration of the Company’s policy. During the years ended March 31, 2005, 2004 and 2003, the Company made payments aggregating ¥210 million($1,963 thousand), ¥433 million and ¥142 million, respectively, to current and former employees affected by asbestos contamination. Although the Company has not been involved in any lawsuits up to the present time related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of asbestos-containing products, and residents who lived near the Company’s plants at which asbestos-containing products were produced, the Company may face lawsuits related to this issue. The Company believes that it is not possible at this time to reasonably estimate its total exposure and the related liability to current and former employees and residents related to this matter that might ultimately be incurred in the future. No liability for this contingency has been recorded in the Company’s accompanying consolidated balance sheets as of March 31, 2005 and 2004.

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

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the years ended March 31:

	2005	2004

Trade receivables:
Weighted average life (months)	6.5	6.5
Expected credit losses	0.2%	0.2%
Expected net dilution	9.4%	4.2%
Finance receivables:
Weighted-average life (months)	50.4	49.6
Expected credit losses	0.1%	0.1%
Discount rate	10.1%	10.2%

The following table summarizes certain cash flows received from securitization trusts for the years ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005

Trade receivables:
Proceeds from revolving period sales	¥13,555	¥10,908	¥5,985	$126,682
Servicing fees received	270	231	189	2,523
Finance receivables:
Proceeds from revolving period sales	—	38,367	33,389	—
Servicing fees received	210	279	387	1,963
Cash flows received on retained interests in securitizations	359	662	1,200	3,355

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

The impact of the restatement of the affected line items in the consolidated balance sheet at March 31, 2004 is as follows:

	Millions of Yen
	2004
	As Previously Reported	Restatement	Reclassification	As Restated and Reclassified

Notes and accounts receivable:
Trade accounts	¥206,609	¥—	¥20,412	¥227,021
Finance receivables–net	114,713	(67,267)	(47,446)	—
Allowance for doubtful notes and accounts receivable	(3,054)	488	158	(2,408)
Short-term finance receivables–net	—	—	26,876	26,876
Other current assets	62,105	(196)	—	61,909
Total current assets	681,402	(66,975)	—	614,427
Long-term finance receivables–net	—	66,779	(18,815)	47,964
Other assets	58,613	196	18,815	77,624

A description of the “Reclassification” is disclosed in Note 1.

Restatement of Discontinued Operations in the Consolidated Statements of Income

SFAS No. 144 requires that the results of operations of a component of an entity either has been disposed of or is classified as held for sale (“discontinued operations”) shall be separately reported from those of ongoing operations in the consolidated statements of income.

During the year ended March 31, 2005, the Company sold a subsidiary which operated a golf course but the results of its operations were not separated from the results of the ongoing operations, previously. The Company reconsidered its accounting treatment for this operation in accordance with SFAS No. 144 and then has restated its consolidated statements of income for the years ended March 31, 2005, 2004, and 2003.

The impact of the restatement of the affected line items in the consolidated statements of income for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005			2005
	As Previously Reported	Restatement	As Restated	As Previously Reported	Restatement	As Restated

Loss (gain) from disposal and impairment of businesses and fixed assets	¥(4,112)	¥5,526	¥1,414	$(38,430)	$51,645	$13,215
Operating income	92,299	(5,526)	86,773	862,607	(51,645)	810,962
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	161,561	(5,526)	156,035	1,509,916	(51,645)	1,458,271
Income taxes:
Current	28,917	5,574	34,491	270,252	52,094	322,346
Total income taxes	42,542	5,574	48,116	397,589	52,094	449,683
Income from continuing operations	117,901	(11,100)	106,801	1,101,879	(103,739)	998,140
Income from discontinued operations, net of taxes	—	11,100	11,100	—	103,739	103,739

	Millions of Yen
	2004			2003
	As Previously Reported	Restatement	As Restated	As Previously Reported	Restatement	As Restated

Net sales	¥930,237	¥(361)	¥929,876	¥926,145	¥(357)	¥925,788
Cost of sales	701,727	(9)	701,718	695,571	(28)	695,543
Selling, general, and administrative expenses	199,768	(579)	199,189	181,353	(496)	180,857
Loss from disposal and impairment of businesses and fixed assets	6,893	(534)	6,359	19,608	(16,792)	2,816
Operating income	21,849	761	22,610	29,613	16,959	46,572
Other income (expenses):
Interest expenses	(4,286)	34	(4,252)	(4,818)	40	(4,778)
Other income (expenses), net	5,248	34	5,282	(23,457)	40	(23,417)
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	27,097	795	27,892	6,156	16,999	23,155
Income from continuing operations	11,700	795	12,495	(8,004)	16,999	8,995
Loss from discontinued operations, net of taxes	—	(795)	(795)	—	(16,999)	(16,999)

18. DISCONTINUED OPERATIONS

Nishinihon Kubota Kaihatsu Co., Ltd., a subsidiary reported in the Other Segment, operated a golf course, which had reported consecutive losses arising from a severe business environment after the collapse of the Japanese bubble economy. In these business conditions, it was very unlikely that Nishinihon Kubota Kaihatsu Co., Ltd. would be able to improve its earnings in the future. Therefore, the Company disposed of it by sale during the year ended March 31, 2005.

Operating results of the discontinued operations for the years ended March 31, 2005, 2004, and 2003 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2005	2004	2003	2005

Net sales	¥—	¥361	¥357	$—
Loss from discontinued operations before income taxes	—	795	16,999	—
Gain from disposal of business	5,526	—	—	51,645
Income taxes	5,574	—	—	52,094

Income (loss) from discontinued operations	¥11,100	¥(795)	¥(16,999)	$103,739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTlNG FIRM

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As discussed in Note 17, the accompanying consolidated 2005, 2004 and 2003 financial statements have been restated.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu

Osaka, Japan

June 3, 2005 (August 24, 2005, as to Asbestos-related matters described in Note 14, Commitments and Contingencies, and June 23, 2006 as to the restatement discussed in Note 17, Restatement of Discontinued Operations in the Consolidated Statements of Income)

Schedule II : Valuation and Qualifying Accounts

Kubota Corporation and Subsidiaries          March 31, 2005, 2004, and 2003

	Millions of Yen
Column A	Column B	Column C	Column D	Translation Adjustments and Other	Column E
Description	Balance, Beginning of Year	Additions- Charged to Costs and Expenses	Deductions Actual Write-Off		Balance, End of Year
Allowance for doubtful notes and accounts receivable :

Year ended March 31, 2005	¥3,054	¥79	¥175	¥(701)	¥2,257

Year ended March 31, 2004	¥4,089	¥728	¥1,040	¥(723)	¥3,054

Year ended March 31, 2003	¥4,052	¥817	¥722	¥(58)	¥4,089

Column A	Column B	Column C	Column D		Column E
Description	Balance, Beginning of Year	Additions	Deductions		Balance, End of Year
Valuation on deferred tax assets :

Year ended March 31, 2005	¥22,913	¥2,466	¥21,555		¥3,824

Year ended March 31, 2004	¥20,759	¥2,508	¥354		¥22,913

Year ended March 31, 2003	¥15,878	¥7,572	¥2,691		¥20,759

A

Supplemental Note to Consolidated Financial Statements with Respect to Income Taxes to Conform with Regulation S-X

Kubota Corporation and Subsidiaries          Years ended March 31, 2005, 2004, and 2003

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the years ended March 31, 2005, 2004, and 2003 were comprised of the following :

	Millions of Yen
	2005	2004	2003
Parent company and domestic subsidiaries	¥123,461	¥(643)	¥(934)
Foreign subsidiaries	32,574	28,535	24,089

Total	¥156,035	¥27,892	¥23,155

Provisions for income taxes for the years ended March 31, 2005, 2004, and 2003 were comprised of the following :

	Millions of Yen
	2005	2004	2003
Income tax – current :
Parent company and domestic subsidiaries	¥21,780	¥16,519	¥12,871
Foreign subsidiaries	12,711	12,736	8,667

	¥34,491	¥29,255	¥21,538

Income tax – deferred :
Parent company and domestic subsidiaries	¥14,503	¥(13,607)	¥(9,858)
Foreign subsidiaries	(878)	(1,947)	616

	¥13,625	¥(15,554)	¥(9,242)

B

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

      Kubota Corporation (Kabushiki Kaisha Kubota):

We have audited the consolidated financial statements of Kubota Corporation (Kabushiki Kaisha Kubota) and subsidiaries as of March 31, 2005 and 2004, and for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen, and have issued our report thereon dated June 3, 2005, except for Asbestos-related matters described in Note 14, as to which the date is August 24, 2005, and Restatement of Discontinued Operations in the Consolidated Statements of Income discussed in Note 17, as to which the date is June 23, 2006 (which report expresses a qualified opinion regarding the omission of segment information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, and the effect of not properly recording a nonmonetary security exchange transaction, that occurred during the year ended March 31, 1997, in accordance with accounting principles generally accepted in the United States of America); such consolidated financial statements and report are included in your 2005 Annual Report to Shareholders and are included in Item 17 of this Form 20-F.

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

/s/ Deloitte Touche Tohmatsu

Osaka, Japan

June 3, 2005 (August 24, 2005, as to Asbestos-related matters described in Note 14, Commitments and Contingencies, and June 23, 2006 as to the restatement discussed in Note 17, Restatement of Discontinued Operations in the Consolidated Statements of Income)

C