Form 20-F
period 2006-03-31
KUBOTA CORP
filed 2006-09-26
CIK 109821

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-07294

KABUSHIKI KAISHA KUBOTA

(Exact name of registrant as specified in its charter)

KUBOTA CORPORATION

(Translation of registrant’s name into English)

JAPAN

(Jurisdiction of incorporation or organization)

2-47, SHIKITSUHIGASHI 1-CHOME, NANIWA-KU, OSAKA, JAPAN

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Stock *	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Receipts pursuant to the requirement of the New York Stock Exchange.

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

Outstanding as of
Title of Class	March 31, 2006 (Tokyo Time)	March 31, 2006 (New York Time)
Common stock	1,299,487,964 shares
American Depositary Shares		3,938,242 ADS

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):    Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☒    Item 18  ☐

If it is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

All information contained in this Report is as of or for the 12 months ended March 31, 2006 unless otherwise specified.

“Unless otherwise specified, Japanese yen amounts in this Report have been translated for convenience into United States dollars at the rate of ¥117= US$1, the approximate rate of exchange on March 31, 2006, the date of the most recent balance sheet herein.”

“As used herein, “Kubota” and “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.”

“The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on September 6, 2006 was ¥116.73 = US$1.”

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

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable

Item 2. Offer Statistics and Expected Timetable

Not applicable

Item 3. Key Information

The information required by this item, except as stated below, appears on page 11 in the Financial Section of the Company’s 2006 Annual Report to Shareholders, which is incorporated herein by reference.

A. Selected Financial Data

	Years ended March 31 (millions of yen)
	2002	2003	2004	2005	2006
Capital stock	78,156	78,156	78,156	78,156	84,070
Capital expenditures	36,342	35,845	21,396	26,097	33,805
Depreciation and amortization	40,535	38,804	27,755	25,808	25,821
R & D expenses	30,186	26,405	23,261	21,963	22,731
Income from continuing operations per share
Basic	7.00	6.56	9.31	80.72	62.14
Diluted	6.88	6.56	9.09	78.67	61.67
Number of shares outstanding (in thousands)	1,390,419	1,345,450	1,340,197	1,300,413	1,299,488

	Years ended March 31
	2002	2003	2004	2005	2006
Cash dividends declared per depositary share:
Interim (in yen)	15	15	15	15	20
(in U.S. dollars)	0.119	0.121	0.138	0.136	0.165
Year-end (in yen)	15	15	15	25	30
(in U.S. dollars)	0.125	0.125	0.138	0.233	0.258

Exchange rates (yen amounts per U.S. dollar):
Year-end	132.70	118.07	104.18	107.22	117.48
Average	125.64	121.10	112.75	107.28	113.67
High	134.77	133.40	120.55	114.30	120.93
Low	115.89	115.71	104.18	102.26	104.41

2006	Feb.	Mar.	Apr.	May	Jun.	Jul.
High	118.95	119.07	118.66	113.46	116.42	117.44
Low	115.82	115.89	113.79	110.07	111.66	113.97
Period-end	115.82	117.48	113.79	112.26	114.51	114.44

Notes to Selected Financial Data:

1. Cash dividends in U.S. dollars are computed based on the exchange rates at each respective payment date.

2. Exchange rates are the noon buying rates for cable transfers between the yen and the U.S. dollar in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The rate on September 6, 2006 was ¥116.73 = US$1.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Declines in economic conditions in Kubota’s major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company’s products. Accordingly, sales of the Company’s products may be sensitive to declines in general economic conditions, including private-sector capital expenditure, construction investment, and domestic public investment. In addition, governmental agricultural policies, such as a reduction in rice acreage or a change in agricultural law, may affect domestic sales of agriculture-related products. In overseas markets, especially those of North America and Europe, sales of the Company’s products, such as utility/compact tractors, may also be adversely affected by declines in general economic conditions, including private consumption and residential construction investment in those regions.

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

Some of the Company’s businesses involve substantial overseas operations. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets. Such risks may affect sales and profitability of the Company or they may hinder growth of the Company in specific countries. The following risks are important concerns for the Company:

•	Unexpected changes in international, or in an individual country’s, tax regulations

•	Unexpected legal or regulatory changes in a country

•	Difficulties in retaining qualified personnel

•	Underqualified technological skills or instability between management and employee unions in developing countries

•	Political instability in those countries

The major markets with the above risks are markets in the United States, the EU, and Asian countries. Among the United States, the EU, and Asian countries, which are major markets for the Company, risks in Asian countries seem to be relatively higher than those of other regions.

The Company utilizes estimates on some accounts in the consolidated financial statements, which may require additional accruals due to unanticipated changes in the basis of assumptions.

The Company appropriately records its employee benefit obligations, valuation of inventories, valuation allowances for deferred tax assets, probability of collection of notes and accounts receivable, impairment losses on long-lived assets, and revenue recognition for long-term contracts in the consolidated financial statements based on the information that it has available. However, these are based on various assumptions about future economic results. If actual results differ from any of these assumptions, unanticipated additional accruals may be required.

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

As of March 31, 2006, the Company owns securities with a fair value of approximately ¥225.4 billion. Most of these securities are equity securities, and, accordingly, depending on stock market fluctuations, unrealized and realized losses may occur.

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

If the Company’s products and services have serious defects, the Company may incur a significant liability for reparation payments. Such payment and other associated expenses may have a material effect on the Company’s consolidated results of operations and financial position. Should such events occur, the Company may lose the trust of the public and suffer a reduction in its brand value, which may result in decreased sales and demand for its products.

The Company is subject to various environmental laws and regulations, and may be required to incur considerable expenses in order to comply with such laws and regulations.

The Company is subject to various environmental laws and regulations that apply to its products and activities. If these environmental laws and regulations, such as those that impose carbon dioxide emission controls, emission controls, and usage restrictions for certain materials which are used in the Company’s products, are strengthened or newly established in jurisdictions in which the Company conducts its businesses, the Company may be required to incur considerable expenses in order to comply with such laws and regulations. Such expenses may have a material effect on the Company’s consolidated results of operations and financial position. To the extent that the Company determines that it is not economical to continue to comply with such laws and regulations, the Company may have to curtail or discontinue its activities in the affected business areas.

The Company may be required to incur significant financial expenses in connection with environmental damage it may cause in its activities.

The Company may cause environmental pollution while conducting its activities, such as the release of hazardous materials and causing air pollution, water pollution, and/or ground pollution. In such an event, the Company may have to implement corrective actions to resolve any problem associated with such hazardous materials or pollution with substantial expense and may face litigation regarding these issues. These factors may have a material effect on the Company’s consolidated results of operations and financial position.

The Company may be required to incur significant expenses relevant to asbestos-related issues.

The Company previously manufactured products containing asbestos from 1954 to 2001. The Company may be required to incur various expenses, including expenditures for environmental remediation payments or payments to the individual concerned or face lawsuits related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of products containing asbestos, and residents who lived near the Company’s factory at which these products were manufactured. If such expenses become significant or any lawsuits result in judgments unfavorable to the Company, there may be a material adverse effect on the Company’s consolidated results of operations, financial position, and its liquidity.

The Company may experience a material effect on its consolidated results of operations and financial position if it faces issues related to compliance.

The Company declared its intention to conduct its corporate activities based on compliance with legal regulations and ethical principles, and to exert efforts to make all management and staff of the Company not to act in violation of various legal regulations, ethical standards, or internal regulations throughout all Group companies. However, in the event that the Company is confronted with compliance issues arising from such activities, there is a possibility that it may undergo disciplinary action by government ministries supervising its activities, may be subjected to lawsuits, and may suffer a loss of public confidence that could have a material effect on the Company’s consolidated results of operations and financial position.

Damage by Natural Disasters

Japan is a country with frequent earthquakes. In case of a strong earthquake or related tidal wave, the Company may be affected in the operation of its manufacturing, logistics, and sales activities, and may lose sales and profits depending on the severity of the earthquake or tidal wave. Japan also is hit by typhoons very frequently. In case major plants are struck by a large and powerful typhoon, the Company’s operations may suffer great losses.

In each business segment mentioned below, Kubota is subject to risks inherent to those businesses and markets.

Internal Combustion Engine and Machinery Segment

The domestic business condition for Farm Equipment and Machinery remains difficult. In the business of farm equipment, for example, national agricultural policies on supporting agricultural management by community, which intends to make efficient use of agricultural resources such as farming land, agricultural machinery and facilities, may lead farmers to refrain from purchasing new equipment.

Under such conditions, in order to compete with other companies, the Company must maintain marketing channels, develop new products that reflect consumers’ exact demands, and intensify appropriate after-sales services. To accomplish these objectives, substantial personnel and financing resources are required.

At the same time, the Company is also subject to severe competition in the United States. The pressures of reducing prices or shortening lead times are making business conditions more difficult. Consequently, the Company must take all possible steps to overcome the handicap of exporting products from Japan.

Specifically, it is very important for the Company to promote its retail sales by offering appropriate incentives to its dealers, and to introduce innovative products that address consumers’ needs, in advance of its competitors. The Company must continue to promote these operations and to compete with its competitors in the U.S. in order to develop the business. Otherwise, the decrease in sales may have a material effect on the Company’s consolidated results of operations and financial position.

Pipes, Valves, and Industrial Castings Segment

The business of Pipes and Valves is basically dependent on public sector investments. Therefore, sales and profitability of this segment may be adversely affected by reductions in public investments by national or local governments.

In the business of ductile iron pipes and industrial casting, because of the relatively severe working environment, including the need to handle molten pig iron and steel scraps, it might be difficult to hire and retain qualified new employees. If the Company is not able to hire and retain qualified employees, nor to automate these processes, the Company may face difficulties in continuing its business.

In addition, increasing environmental restrictions on such items as noise, air pollution or bad smells caused by factories may require additional investments to cope with such restrictions and may reduce profitability as a result of an increase in production costs.

Certain of the Company’s competitors are located in China or India where personnel costs are extremely low compared with Japan. Accordingly, the Company must continue to reduce production costs. As for export of its products, negative factors such as stronger yen, increased competition in international competitive bidding, increasing cost of freight and insurance, may impair profitability of exportation.

Reductions in private capital expenditure or residential construction investment may adversely impact the business, financial condition or results of the Company.

Environmental Engineering Segment

In the business of Environmental Engineering, a large portion of the demand depends on public sector investments. If the Company is unable to manage adverse developments such as a decrease in demand due to a reduction in public investments, intensifying competition owing to an increase in competitors, or the need to maintain high quality R&D personnel to develop new technologies, the Company’s financial condition or results may be adversely affected. Furthermore, demands on product specification vary from customer to customer, which raise product cost.

Other Segment

Other segment consists of primarily vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction, and other equipments services. While the Company encounters market competition for these products, declining general economic conditions, including reduction in private capital expenditures, construction investment and public investment may also adversely affect the business and financial results of this segment.

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

Item 4. Information on the Company

A. History and Development of the Company

KUBOTA Corporation (KABUSHIKIKAISHA KUBOTA), the ultimate parent company of the Kubota group, was founded in 1890 by Gonshiro Kubota and incorporated in 1930 under the Commercial Code of Japan. In 1949, stocks of the Company were listed on Tokyo Stock Exchange and Osaka Securities Exchange. In 1976, stocks of the Company were also listed on New York Stock Exchange. Today, Kubota is a manufacturer of farm equipment, and producer of pipes, principally ductile iron pipes, and related equipment for water supply and other utilities. In addition, the Company manufactures and sells other items; engines, construction machinery, industrial castings, industrial machinery, environmental control plants.

The Company’s registered office is located at 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan, telephone +81-6-6648-2111.

The Company’s production network primarily comprises 20 plants in Japan and 7 plants in overseas countries. Kubota also has 12 sales subsidiaries in overseas countries.

Principal Capital Expenditures and Divestitures

Capital expenditures in fiscal 2006, 2005, and 2004 amounted to ¥33,805 million, ¥26,097 million, and ¥21,396 million, respectively. The funding requirements for these capital expenditures were mainly provided by internal operations, and partially provided by external debt financing.

The principal capital expenditures in progress as of March 31, 2006, 2005, and 2004 were as follows:

As of March 2006

Location	Industry segment included	Content	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Suzhou (Jiangsu, People’s Republic of China)	Internal Combustion Engine and Machinery	Building of new production facility for agricultural equipment in China	¥1.7	Oct. 2005

Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥8.0	Jan. 2006

Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Addition to a building of a factory	¥3.4	Jan. 2006

Jackson (Georgia, U.S.A.)	Internal Combustion Engine and Machinery	Restructuring of production system	¥1.6	Oct. 2005

As of March 2005

Location	Industry segment included	Content	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Jackson (Georgia, U.S.A.)	Internal Combustion Engine and Machinery	Production facilities for implements attached to tractors	¥5.0	Nov. 2004

Tsukuba (Ibaraki) Sakai (Osaka)	Internal Combustion Engine and Machinery	Production equipment for vertical diesel engines	¥0.9	Oct. 2004

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

Net Sales by Product Group

For the year ended March 31, 2006

	Millions of yen 2006		Thousands of U.S. dollars 2006
	¥	%	$
Internal Combustion Engine and Machinery	658,776	62.7	5,630,564
Pipes, Valves, and Industrial Castings	189,708	18.0	1,621,436
Environmental Engineering	110,479	10.5	944,265
Other	92,077	8.8	786,983

Total	1,051,040	100.0	8,983,248

For the years ended March 31, 2005 and 2004

	Millions of yen
	2005		2004
	¥	%	¥	%
Internal Combustion Engine and Machinery	582,664	59.3	501,551	53.9
Pipes, Valves, and Industrial Castings	170,629	17.3	175,178	18.8
Environmental Engineering	117,633	12.0	115,721	12.5
Other	112,300	11.4	137,426	14.8

Total	983,226	100.0	929,876	100.0

Operation of Each Segment

Internal Combustion Engine and Machinery

Internal Combustion Engine and Machinery includes farm equipment, engines and construction machinery. Kubota is Japan’s largest manufacturer of farm equipment and small engines for agricultural use based on market share. Sales in this market in Japan are dominated by 4 major manufacturers, and the Company possesses a substantially larger share than the second ranked company. Main products include tractors ranging from 10.5 to 125 horsepower, combine harvesters, rice transplanters, power tillers and reaper binders. The Company also manufactures and sells a line of construction machinery including mini-excavators and wheel loaders as well as engines for various industrial uses. Overseas sales of this segment accounted for 59.4% of the total sales of this segment in fiscal 2006.

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

The products in this segment are manufactured at 11 plants in Japan, and the Company has a manufacturing subsidiary in Canada, and minority equity interest in an overseas manufacturing company.

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

Overseas Activities

The Company’s overseas sales (which represent sales to unaffiliated customers outside Japan) in fiscal 2006, 2005, and 2004 amounted to ¥420,229 million ($3,591,701 thousand), ¥345,324 million and ¥286,891 million, respectively. The ratios of such overseas sales to consolidated net sales in 2006, 2005, and 2004 were 40.0%, 35.1% and 30.9%, respectively. The sales of the Company’s subsidiaries outside Japan in fiscal 2006, 2005, and 2004 amounted to ¥391,978 million ($3,350,239 thousand), ¥323,943 million and ¥254,795 million, respectively. Its ratio to consolidated net sales in fiscal 2006, 2005, and 2004 were 37.3%, 32.9% and 27.4%, respectively.

The Company has manufacturing subsidiaries in the U.S.A., Canada, Germany, China, Indonesia and Thailand, and manufacturing affiliates in Indonesia and China. International sales subsidiaries are located in the U.S.A., Canada, France, the U.K., Germany, Spain, Australia, China and South Korea. In addition, a representative office is maintained in Beijing, and liaison offices are located in Torrance (California: U.S.A.), Flowery Branch (Georgia : U.S.A.), Argenteuil (France), Dubai (U.A.E.), Suzhou (China), Bangkok (Thailand), Selangor (Malaysia) and Cairo (Egypt).

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

Raw Materials and Source of Supply

The Company purchases raw materials or parts from numerous sources. The major materials purchased are steel scrap, polyvinyl chloride resin, rolled steel coils, non-ferrous metals and alloys and pig iron. Some of the purchase prices of the major materials such as steel scrap fluctuate significantly by supply and demand conditions of the market. The Company has historically had no difficulty in obtaining adequate supplies of all of its raw materials requirements.

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

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2006, the Company held 5,344 Japanese patent and utility model registrations, and 815 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2006, royalty income and expenses were ¥643 million ($5,496thousand) and ¥118 million ($1,009 thousand), respectively, under such licensing arrangements.

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

C. Organization Structure

As of March 31, 2006, the group of Kubota Corporation consists of Kubota Corporation, 122 subsidiaries and 25 affiliates. Kubota Corporation plays a leading role in the group. The main subsidiaries are as follows:

		Percentage ownership (%)
Japan	Kubota-C.I. Co., Ltd.	70.0
	Kubota Construction Co., Ltd.	100.0
	Kubota Credit Co., Ltd.	72.8
	Kubota Environmental Service Co., Ltd.	100.0
	Kubota Maison Co., Ltd.	100.0
U.S.A.	Kubota Tractor Corporation	90.0
	Kubota Credit Corporation, U.S.A.	100.0
	Kubota Manufacturing of America Corporation	100.0
	Kubota Engine America Corporation	90.0
Canada	Kubota Metal Corporation	100.0
Germany	Kubota Baumaschinen GmbH	100.0
France	Kubota Europe S.A.S.	73.8

D. Property, Plant and Equipment

The following table sets forth information with respect to Kubota’s principal manufacturing facilities:

Location	Land		Floor space		Principal products
	(Square meters)
	Owned	Leased	Owned	Leased
Japan
Amagasaki (Hyogo)	462,785	37,260	166,488	663	Ductile iron pipes, Filament winding pipes, Rolls for steel mills
Funabashi (Chiba)	561,265	14,711	143,153	6,496	Ductile iron pipes, Spiral welded steel pipes
Osaka (Osaka)	88,393	825	56,888	—	Cast iron products
Sakai (Osaka)	421,386	11,616	145,260	39,116	Farm equipment, Diesel engines
Utsunomiya (Tochigi)	154,281	—	77,031	1,367	Farm equipment
Tsukuba (Ibaraki)	334,496	19,577	117,139	12,886	Farm equipment, Diesel engines
Sakai (Osaka)	159,956	—	48,862	2,869	Diesel engines
Hirakata (Osaka)	306,102	—	142,966	2,065	Construction machinery, Cast steel products, Pumps, Valves
Konan (Shiga)	221,818	—	80,632	257	Septic tanks
Yao (Osaka)	38,102	—	27,756	—	Electronic machinery, Pulverizing equipment
Ryugasaki (Ibaraki)	84,795	—	30,820	—	Vending machines
U.S.A.
Jackson (Georgia)	611,000	—	57,876	—	Lawn and garden tractors, Implements for tractors
Germany
Zweibrücken (Rheinlandpfalz)	70,898	3,243	11,108	13,905	Mini-excavators

The Company considers its principal manufacturing facilities to be well maintained and suitable for the purpose for which they are employed and believes that its plant capacity is adequate for its current and near-term needs.

In addition, the Company owns 2,301,940 square meters of land (294,514 square meters of floor space) in Japan, used for the head office, branches, business offices and research facilities, and leases 3,625 square meters of land (68,206 square meters of floor space) used for sales offices, warehousing, employee housing and other purposes.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2006, the Company has planned to invest approximately ¥50.0 billion in the fiscal year ending March 31, 2007. The Company intends to fund the investment basically from cash and cash equivalents, and to also utilize available borrowings from financial institutions. Property, plant and equipment of the Company are not subject to material encumbrances thereon.

Principal plans for new construction, expansion, reforming, and disposition as of March 31,2006 are as follows:

New Construction

			Estimated amount of expenditures (¥billion)		Schedule
Location	Industry segment included	Content	Total amount of expenditures	Amount already paid	Commenced	To be completed
Suzhou (Jiangsu, People’s Republic of China)	Internal Combustion Engine and Machinery	Building of new production facility for agricultural equipment in China	¥1.7	—	Oct. 2005	Nov. 2006

Expansion

			Estimated amount of expenditures (¥billion)		Schedule
Location	Industry segment included	Content	Total amount of expenditures	Amount already paid	Commenced	To be completed
Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥8.0	—	Jan. 2006	Oct. 2007

Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Addition to a building of a factory	¥3.4	¥0	Jan. 2006	Oct. 2006

Hirakata (Osaka)	Internal Combustion Engine and Machinery	Restructuring of production system for construction machinery	¥1.7	—	May 2006	May 2007

Jackson (Georgia, U.S.A.)	Internal Combustion Engine and Machinery	Restructuring of production system	¥1.6	—	Oct. 2005	Nov. 2006

Reforming

No material reforming is planned.

Disposition

No material disposition is planned.

Item 4A. Unresolved Staff Comments

The Company is a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding the Company’s periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2006 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) with the exceptions described in Note 1 of the consolidated financial statements “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES”. The preparation of the consolidated financial statements requires management to make estimates and assumptions on the selection and application of significant accounting policies. The Company reviews these estimates and assumptions periodically. Actual results may differ from estimated results. The following critical accounting policies that affect financial conditions and operations require management to make significant estimates and assumptions:

1) Inventory Valuation

Completed real estate projects are stated at the lower of acquisition cost or fair value, less estimated costs to sell. The fair values of those assets are estimated based on the appraised values in the market. Land to be developed and projects under development are carried at cost unless those assets are impaired. If carrying amounts of those assets exceed the undiscounted future cash flows expected to be realized from them, those assets are considered impaired, and an impairment loss is measured based on the amount by which the carrying value exceeds the fair value of those assets. If the market conditions and demand in the housing business are less favorable than management’s projection, additional writedowns may be required.

2) Impairment of Investments

The Company classifies all its debt securities and marketable equity securities as available for sale. When a decline in the value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates the extent to which cost exceeds market value, the duration of market declines, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment. If equity markets decline or operating results of the issuer of the security become worse, additional impairment losses may be required in the future.

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

4) Deferred Tax Assets

The Company provides a valuation allowance for deferred tax assets with a valuation allowance to adjust the carrying amount when it is more likely than not that the deferred tax assets will not be realized. The valuation of deferred tax assets principally depends on the estimation of future taxable income and tax planning strategies. If future taxable income is lower than expected due to a change in economic circumstances and poor operating results, significant adjustments to deferred tax assets may be required.

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

6) Retirement and Pension Plans

Benefit obligations and periodic benefit cost are valued based on assumptions developed by the Company and used by actuaries in calculating such amounts. These assumptions include the discount rate, retirement rate, rate of compensation increase, timing of estimated average promotion, mortality rate, expected rate of return on plan assets, and other factors. These assumptions are based upon current statistical data and are reviewed every fiscal year. Differences in actual experience or changes in assumptions may affect the benefit obligations and future periodic benefit cost.

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

To determine the discount rate, the Company considers current market interest rates. The Company assumed that the discount rate was 2.5% for the years ended March 31, 2004, 2005, and 2006. A further decrease of 50 basis points in the discount rate would increase the benefit obligations as of March 31, 2006 by approximately ¥8.3 billion ($71 million).

To determine the timing of estimated average promotion which is used in calculating benefit obligations under the point-based benefits system, the Company considers employees’ age, current job classification, official retirement age of 60, and past experiences.

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years and the current and expected components of plan assets, and anticipated market trends. Plan assets are managed by asset management companies and trust banks, and are invested primarily in fixed income and equity securities of Japanese and foreign issuers. The Company assumed that the long-term rate of return on plan assets was 3.5% for the years ended March 31, 2004 and 2005, and 3.0% for the year ended March 31, 2006. An actual return on plan assets in the past 10 years was 3.1%, and an asset allocation assumption was 55% on fixed income securities with an expected rate of return of 1.0%, and 45% on equity securities with an expected rate of return of 5.5% for the year ended March 31, 2006 and thereafter. A decrease of 50 basis points in the expected rate of return on plan assets would result in an increase of periodic benefit cost for the year ending March 31, 2007 of approximately ¥0.5 billion ($4 million).

In accordance with EITF No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” the Company recognized the difference of ¥58.6 billion between the substitutional portion of accumulated benefit obligation settled and the related plan assets transferred to the Japanese government as a government subsidy in other income (expenses) in the consolidated statement of income for the year ended March 31, 2005. The Company also recognized derecognition of previously accrued salary progression of ¥11.1 billion and a settlement loss for the proportionate amount of the net unrecognized loss of ¥13.4 billion. The net amount of ¥2.3 billion of derecognition of previously accrued salary progression and the settlement loss was allocated to cost of sales of ¥1.5 billion and selling, general, and administrative expenses of ¥0.7 billion.

7) Revenue Recognition for Long-Term Contracts

Long-term contracts are accounted for using the percentage of completion method. The Company believes that it is able to develop reasonably dependable estimates of the extent of progress toward completion of individual contracts. Concerning the method of measuring the extent of progress toward completion, the Company uses the cost-to-cost method in measuring the extent of progress toward completion.

Generally, output measures are considered to be the best measures of progress toward completion. But, in case of the Company, most contracts with customers include the delivery and installation of component units. Accordingly, measuring the extent of progress toward completion cannot be properly measured. The Company deems that the measuring method based on the accrual cost method is the most appropriate. Among the various input measure methods available, the Company believes the cost-to-cost method to be preferable rather than others, such as labor hours, labor cost, machine hours, or material quantities.

The Company’s senior management and the Board of Corporate Auditors had proactive discussions about these critical accounting policies, and they agreed that estimates and assumptions were appropriate in light of the current and expected market conditions, the Company’s businesses, and numerous other factors.

New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43 (“ARB 43”), Chapter 4” in order to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB 43. SFAS No. 151 also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29.” This statement eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. This statement is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle by requiring that a voluntary change in accounting principle be applied retrospectively with all prior periods’ financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also requires that a change in depreciation or amortization for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle and corrections of errors in previously issued financial statements should be termed a “restatement.” SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FSP FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 explains when investments in debt securities and equity securities are considered to be impaired, and how such impairment loss is measured. FSP 115-1 is effective for other-than-temporary impairment loss for debt and equity securities incurred during fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

A. Operating Results

(The fiscal year ended March 31, 2006 compared with the fiscal year ended March 31, 2005)

Sales

For the year under review, net sales of the Company rose 6.9%, to ¥1,051.0 billion ($8,983 million). In the domestic market, sales in Internal Combustion Engine and Machinery increased due to steady sales of engines and construction machinery, and sales in Pipes, Valves, and Industrial Castings increased due to favorable sales of industrial castings and business integration in the plastic pipes business. However, sales in Environmental Engineering decreased due to severe conditions of the public works related business, and sales in Other decreased, resulting from a sale of a subsidiary at the beginning of this fiscal year. Total domestic sales decreased 1.1%, to ¥630.8 billion ($5,392 million) from the prior year.

On the other hand, sales in overseas markets increased largely as a result of sustained high growth in the Company’s overseas operations in Internal Combustion Engine and Machinery. Sales in North America increased due to steady sales of tractors and brisk sales of engines and construction machinery. In Europe, sales of tractors, construction machinery, and engines increased largely from the prior year. In Asia, sales of rice-farming equipment rose substantially. As a consequence, overseas sales increased 21.7%, to ¥420.2 billion ($3,592 million) from the prior year. The percentage of overseas sales accounted for 40.0% of net sales, 4.9 percentage points higher than in the prior year.

Please refer to next “sales by industry segment” for details.

Sales by industry segment

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥658.8 billion ($5,631 million), 13.1% higher than in the prior year, comprising 62.7% of consolidated net sales. Domestic sales increased 4.0%, to ¥267.3 billion ($2,285 million), and overseas sales also increased 20.2%, to ¥391.5 billion ($3,346 million). This segment consists of farm equipment, engines, and construction machinery.

In the domestic market, sales of farm equipment increased from the prior year. Although the domestic farm equipment market did not report briskness against a background of declining numbers of farmers in Japan and the division of middle-scale farmers into large-scale and small-scale farmers, the Company executed an aggressive sales promotion with finely tuned marketing programs and solution-providing activities for individual farmers in response to the changing environment surrounding Japanese farmers. Additionally, there was an upward trend in the domestic construction machinery market, and sales of construction machinery increased due to expansion of sales for the major rental companies supplying high-quality products in terms of safety and convenience. Sales of engines increased largely due to expansion of sales of existing and new manufacturers of construction machinery and industrial machinery.

In overseas markets, sales of tractors in North America increased steadily due to a sales promotion called the “Thanks a million” campaign, which was carried out after achieving sales of one million tractors in the United States. Sales in European markets increased substantially due to launching new models of garden tractors and utility vehicles (4-wheel multi-purpose vehicles), which achieved a successful outcome in the United States. In Asian markets, sales of rice farming machinery continue to increase, especially tractors in Thailand and combine harvesters in China. As for construction machinery, sales in European markets expanded largely due to the introduction of new products and an increasing market share. Sales of construction machinery in North America increased significantly due to improved recognition of the usefulness of the Company’s mini-backhoes. With regard to engines, sales in the North American and European markets increased largely due to brisk business activities of existing major customers, the development of new customers, and the expansion of new applications.

2) Pipes, Valves, and Industrial Castings

Sales in Pipes, Valves, and Industrial Castings were ¥189.7 billion ($1,621 million), 11.2% higher than in the prior year, comprising 18.0% of consolidated net sales. Domestic sales increased 7.5%, to ¥167.2 billion ($1,429 million), and overseas sales increased 48.7%, to ¥22.5 billion ($192 million). This segment consists of pipes, valves, and industrial castings.

In the domestic market, sales of ductile iron pipes decreased due to declining demand. On the other hand, sales of plastic pipes steadily increased due to the business integration with C.I.Kasei Co., Ltd., from April 2005, and sales of industrial castings also increased largely due to the demand related to brisk capital expenditure in the steel and energy industries.

In overseas markets, sales of ductile iron pipes increased from the prior year due to steady sales in the Middle East against a background of raising price of oil, and sales of industrial castings also increased from the prior year for the same reason as the domestic market.

3) Environmental Engineering

Sales in Environmental Engineering were ¥110.5 billion ($944 million), 6.1% lower than the prior year, comprising 10.5% of consolidated net sales. Domestic sales decreased 7.4%, to ¥105.5 billion ($901 million), and overseas sales increased 32.4%, to ¥5.0 billion ($43 million). This segment consists of environmental control plants and pumps.

With regard to the domestic market, the Company operated this business in a difficult market where intensifying competition combined with price declines due to decreasing budgets for public works are in progress. Under such conditions, sales in the Water & Sewage Engineering Division increased, but sales in the Pumps Division slightly decreased and sales in the Waste Engineering Division decreased significantly. In overseas markets, sales of pumps and submerged membrane systems increased steadily.

4) Other

Sales in Other were ¥92.1 billion ($787 million), 18.0% lower than the prior year, comprising 8.8% of consolidated net sales. Domestic sales decreased 18.6%, to ¥90.8 billion ($776 million), and overseas sales increased 65.5%, to ¥1.2 billion ($11 million). This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums, and other business.

Sales of electronic-equipped machinery increased steadily. However, sales of vending machines slightly decreased, and sales of air-conditioning equipment, construction, septic tanks, and condominiums also declined. In particular, the Company coped with selecting and focusing the domain of its construction business and discontinued some part of construction business. In addition, there was a drop in sales due to the sale of a certain subsidiary. As a consequence, sales of this segment decreased substantially from the prior year.

Operating Income

Operating income also rose, by 30.8%, to ¥113.5 billion ($970 million), exceeding ¥100 billion for the first time in the history of the Company The Company achieved higher operating income due to increased sales in Internal Combustion Engine and Machinery and a reduction in costs of the public works related business. The ratio of operating income to net sales also recorded a new high of 10.8%. Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥103.1 billion ($881 million), a 30.3% increase; Pipes, Valves, and Industrial Castings, operating income of ¥19.3 billion ($165 million), a 67.8% increase; Environmental Engineering, operating income of ¥4.2 billion ($36 million), a 26.3% decrease; and Other, operating income of ¥2.2 billion ($19 million), a 43.8% decrease.

Although there was a negative impact of high prices of raw materials, profitability of Internal Combustion Engine and Machinery improved from the prior year due to favorable sales in the European, Asian, and U.S. markets. Profitability of Pipes, Valves, and Industrial Castings improved from the prior year due to rigorous cost controls and the demand related to brisk capital expenditures in the steel and energy industries, while personnel expenses related to employee transfers to a subsidiary were recorded. Profitability in Environmental Engineering deteriorated because the Company is operating this business in a severe market in which intensifying competition together with price declines due to decreasing budgets for public works are in progress. Profitability in Other deteriorated mainly due to personnel expenses related to employee transfers to an affiliated company.

Cost of Sales

The cost of sales increased 4.8% from the prior year, to ¥747.4 billion ($6,388 million). As for material costs, while scrap metal for ductile iron pipes was cheaper than the Company’s expectations, steel products for Internal Combustion Engine and Machinery and resin for plastic pipe rose substantially. The cost of sales as a percentage of consolidated net sales decreased 1.4 percentage points, to 71.1%. The decrease in the ratio was attributable to thoroughgoing activities for cost reductions and controls, increased efficiency of the manufacturing process over past years, and a substantial decrease in pension costs.

SG&A Expenses

Selling, general, and administrative (SG&A) expenses increased 2.0% from the prior year, to ¥185.5 billion ($1,585 million). The ratio of SG&A expenses to net sales decreased 0.9 percentage point, to 17.6%. The decrease in pension costs as well as the Company’s efforts to control spending in all aspects of business operations contributed to the decrease in the ratio.

These SG&A expenses include an expense for covering costs related to the health hazard resulting from the use of asbestos. Please refer “Matters Related to the health hazard of Asbestos in Item5.D” for details.

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets increased 233.0% from the prior year, to ¥4.7 billion ($40 million). This loss increased mainly due to personnel expenses related to employee transfers to a subsidiary and an affiliated company.

Other Income (Expenses)

Other income, net, was ¥26.9 billion ($230 million), a decrease of ¥42.4 billion from the prior year. While there was a gain of ¥15.9 billion ($136 million) from the nonmonetary exchange of securities of UFJ Holdings, Inc., resulting from the merger of Mitsubishi Tokyo Financial Group, Inc., with UFJ Holdings, Inc., the gain on the transfer of the substitutional portion of the Company’s accumulated pension benefit obligations to the Japanese government, which amounted to ¥58.6 billion, was reported in the prior year.

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Due to the factors described above, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥140.4 billion ($1,200 million), a decrease of ¥15.6 billion from the prior year.

Income Taxes

Income taxes increased 16.5% from the prior year, to ¥56.1 billion ($479 million). The increase of net income tax from the prior year was mainly due to the low level of income taxes for the prior year. The effective tax rate was 39.9%.

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥1.5 billion, to ¥4.9 billion ($42 million). Equity in net income of affiliated companies decreased ¥0.7 billion from the prior year, to ¥1.6 billion ($14 million). This decrease was due to a drop of net income of Kubota Matsushitadenko Exterior Works, Ltd. (KMEW). Net income of KMEW for the prior year was extraordinarily high due to the low level of income taxes related to the merger.

Net Income from Continuing Operations

Due to the factors described previously, net income from continuing operations was ¥81.0 billion ($693 million), compared with ¥106.8 billion in the prior year.

Income from Discontinued Operations, Net of Taxes

Income from discontinued operations, net of taxes, was not recorded during the year under review. In the prior year, income from discontinued operations, net of taxes, was recorded aggregating ¥11.1 billion.

Net Income

Due to the factors described above, net income was ¥81.0 billion ($693 million), compared with ¥117.9 billion in the prior year. Return on shareholders’ equity decreased 12.1 percentage points, to 14.9%, from the prior year.

Basic net income per ADS (five common shares) was ¥311 ($2.66), as compared to ¥446 in the prior year.

Dividends

The Company’s basic policy for the allocation of profit is to maintain or raise dividends. To this end, the Company determines the most appropriate use of retained earnings by considering requirements of maintaining stable current business operations as well as the future business environment. A year-end cash dividend per ADS at the rate of ¥30 ($0.26) was approved at the general meeting of shareholders, held on June 23, 2006. The Company also paid a ¥20 ($0.17) per ADS interim dividend to each shareholder.

Comprehensive Income

Comprehensive income was ¥140.3 billion ($1,199 million), a ¥21.0 billion improvement from the prior year. This increase was mainly due to an increase in unrecognized gains on securities against a background of raising price of Japanese shares.

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

Sales

Under such conditions, net sales of the Company during the year under review were ¥983.2 billion, a 5.7% increase from the prior year, and domestic sales were ¥637.9 billion, a 0.8% decrease from the prior year. Although the negative impact from the sale of building materials operations in December 2003 (a decrease of ¥28.5 billion) was largely offset by a favorable increase in sales in other segments, domestic sales slightly declined from the prior year.

Overseas sales were ¥345.3 billion, a 20.4% increase from the prior year. This increase was mainly due to the continuing growth in sales of tractors in North America where a very promising new product was introduced, and brisk sales of construction machinery and engines principally in the U.S.A. and European markets. As a result, overseas sales accounted for 35.1% of net sales, 4.2 percentage points higher than in the prior year.

Sales by Industry Segment

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥582.7 billion, 16.2% higher than in the prior year, comprising 59.3% of consolidated net sales. Domestic sales increased 5.8%, to ¥257.0 billion, and overseas sales increased 25.9%, to ¥325.7 billion. This segment consists of farm equipment and engines as well as construction machinery.

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

2) Pipes, Valves, and Industrial Castings

Sales in Pipes, Valves, and Industrial Castings were ¥170.6 billion, 2.6% lower than in the prior year, comprising 17.3% of consolidated net sales. Domestic sales increased 2.0%, to ¥155.4 billion, but overseas sales declined 33.2%, to ¥15.2 billion. This segment consists of pipes and valves as well as industrial castings. As for domestic sales of ductile iron pipes and PVC pipes, prices of these products improved substantially. However, sales of ductile iron pipes decreased due to the lower demand from municipalities, while sales of PVC pipes increased, reflecting higher prices. Sales of industrial castings increased principally due to brisk demand from the steel, energy, and automobile industries.

On the other hand, overseas sales deteriorated significantly because shipments of large orders to Middle East countries were over in the prior fiscal year, although sales of industrial castings rose.

3) Environmental Engineering

Sales in Environmental Engineering were ¥117.6 billion, 1.7% higher than in the prior year, comprising 12.0% of consolidated net sales. Domestic sales increased 1.3%, to ¥113.9 billion, and overseas sales also increased, up 12.5%, to ¥3.7 billion. This segment consists of environmental control plants and pumps.

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

4) Other

Sales in Other were ¥112.3 billion, 18.3% lower than in the prior year, comprising 11.4% of consolidated net sales. Domestic sales decreased 17.4%, to ¥111.6 billion, and overseas sales declined 67.5%, to ¥0.7 billion. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction, and other equipment and services.

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

Operating Income

Operating income increased 283.8% from the prior year, to ¥86.8 billion. In spite of the appreciation of the yen and higher prices of raw materials, a significant decrease in pension costs (a decrease of ¥44.9 billion), increased sales centering on the Internal Combustion Engine and Machinery segment, and the reduction of costs and spending control in public works related business contributed to an increase in operating income. In the prior year, the Company recognized a large amount of unrecognized actuarial loss that resulted from unfavorable stock market conditions in Japan in the past few years before the prior year and a reduction of the discount rate used in pension plans in the year before the prior year.

The Company also had expenses related to reorganization of the building materials business in the prior year (¥4.8 billion). In contrast, the Company had non-recurring operating income in connection with the business transfer of a subsidiary in the year under review. As a result of these factors, operating income for the year under review expanded significantly. Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥79.2 billion, a 46.5% increase; Pipes, Valves, and Industrial Castings, operating income of ¥11.5 billion, as compared to an operating loss of ¥5.7 billion in the prior year; Environmental Engineering, operating income of ¥5.7 billion, a 4,262.6% increase; and Other, operating income of ¥3.9 billion, as compared to an operating loss of ¥7.1 billion in the prior year.

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

Cost of Sales

The cost of sales increased 1.7% from the prior year, to ¥713.3 billion. The cost of sales as a percentage of net sales decreased 2.9 percentage points, to 72.6%. The decrease in the ratio was attributable to the substantial decrease in pension costs.

SG&A Expenses

Selling, general, and administrative (SG&A) expenses decreased 8.8% from the prior year, to ¥181.7 billion. The ratio of SG&A expenses to net sales decreased 2.9 percentage points, to 18.5%. The decrease in pension costs as well as the Company’s efforts for spending control in all aspects of business operations contributed to the decrease in the ratio.

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of business and fixed assets decreased 77.8 % from the prior year, to ¥1.4 billion. This improvement was mainly due to the absence of impairment loss of the roofing and siding materials business in the prior year.

Other Income (Expenses)

Other income (expenses), net, was income of ¥69.3 billion, an increase of ¥64.0 billion from the prior year. The increase is largely due to ¥58.6 billion from a government subsidy, which is the difference in the substitutional portion of accumulated benefit obligation settled and related plan assets transferred to the Japanese government. In addition, the foreign exchange gain improved ¥5.1 billion and interest and dividend income increased by ¥2.2 billion.

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Due to the factors described above, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies increased 459.4%, to ¥156.0 billion.

Income Taxes

Income taxes increased 251.2% from the prior year, to ¥48.1 billion. The effective tax rate decreased 18.3 percentage points, to 30.8%. The primary reason for the decrease in the effective tax rate was due to the deductibility of the historical impairment losses and net operating losses related to the sale and dissolution of the subsidiaries. Related deferred tax assets were fully reserved prior to the sale and dissolution of the subsidiaries. Income tax—current was ¥34.5 billion, an increase of ¥5.2 billion, and income tax—deferred (expense) was ¥13.6 billion as compared to income tax—deferred (benefit) of ¥15.6 billion in the prior year.

Minority Interests in Earnings of Subsidiaries and Equity in Net Income of Affiliated Companies

Minority interests in earnings of subsidiaries increased ¥1.0 billion, to ¥3.4 billion. Equity in net income of affiliated companies increased ¥1.5 billion from the prior year, to ¥2.3 billion. Increased profit of the joint venture Kubota Matsushitadenko Exterior Works, Ltd., contributed to increased equity in net income of affiliated companies.

Income (Loss) from Discontinued Operations, Net of Taxes

Income from discontinued operations, net of taxes was ¥11.1 billion, as compared to a loss of ¥0.8 billion in the prior year. This income resulted from a gain in connection with the sale of a subsidiary that operated a golf course.

Net Income

Due to the factors described previously, net income was ¥117.9 billion, compared with ¥11.7 billion in the prior year. Return on shareholders’ equity improved 23.7 percentage points, to 27.0%, from the prior year.

Income per ADS

Basic net income per ADS (5 common shares) was ¥446, as compared to ¥44 in the prior year. The number of shares of treasury stock held by the Company was 40.4 million as of March 31, 2005, and these shares were excluded from the calculation of net income per ADS.

Dividends

The Company’s basic policy for the allocation of profit is to maintain or raise dividends. To this end, the Company determines the most appropriate use of retained earnings by considering requirements of maintaining stable current business operations as well as the future business environment. A year-end cash dividend per ADS at the rate of ¥25 was approved at the general meeting of shareholders, held on June 24, 2005. The Company also paid a ¥15 per ADS interim dividend to each shareholder.

Comprehensive Income

Comprehensive income was ¥119.3 billion, a ¥33.5 billion improvement from the prior year. The increase resulted from the expansion of net income, to ¥117.9 billion. However, the increase was partially offset by a decrease in unrecognized gains on securities and adjustment to reduce the minimum pension liability.

B. Liquidity and Capital Resources

Finance and Liquidity Management

The Company’s financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents, other current assets, cash flows provided by operating activities, and borrowing, the Company is in a position to fully finance the expansion of its business, R&D, and capital expenditures for current and future business projects. The specific methods of obtaining financing available to the Company are borrowing from financial institutions, the securitization of trade notes and accounts receivable, establishing committed lines of credit, and the issuance of bonds and commercial paper (CP) in the capital markets.

Annual interest rates of short-term borrowings ranged primarily from 0.31% to 4.71% at March 31, 2006. The weighted average interest rate on such short-term borrowings was 4.02%. As for long-term debt, interest rates were primarily fixed, and the weighted average interest rate on such long-term debt at March 31, 2006, was 2.31%. With regard to maturity profile of these borrowings, please refer to Item 5.F “Tabular Disclosure of Contractual Obligations”.

In North America, the Company maintains an accounts receivable securitization program of trade receivables and finance receivables. The Company may sell both trade and finance receivables through independent securitization trusts. Trade receivables sold under the securitization program and finance receivables sold under the securitization program are excluded from receivables in the accompanying consolidated balance sheets. On the other hand, in the prior year, a subsidiary in the United States has decided to obtain borrowings using finance receivables as collateral instead of selling finance receivables under the securitization program.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥20.0 billion ($171 million) with some Japanese banks. However, the Company currently does not use these lines as it is focused on the reduction of interest-bearing debt. The Company recognizes issuing bonds as an important resource for raising long-term fund. During the year under review, the Company issued straight bond amounted ¥20.0 billion in Japan and the fund was used mainly for repayment of borrowings. The Company also maintains a CP program allowing for the issuance of CP of up to ¥100.0 billion ($855 million). The Company has not issued CP as of the end of March 2006.

The Company utilizes Group financing. With Group financing, the Company is centralizing and pursuing the efficiency of cash management domestically through the Kubota Cash Management System, under which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded, as necessary.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company is reducing its interest-bearing debt excluding debt related to sale financing programs. The Company is providing sale financing programs to support machinery sales in the United States and Japan. As the Company believes an increase of debt related to sales financing programs is a result of business expansion and it is not appropriate to target reduction of the related debt, the additional debt carried on its books to fund this program is excluded when determining the target. At the end of March 2006, the amount of interest-bearing debt excluding debt related to sale financing programs was ¥114.8 billion ($981 million), and the amount of total interest-bearing debt was ¥334.3 billion ($2,857 million). Of the ¥334.3 billion, ¥314.3 billion was borrowings from financial institutions, and the remaining ¥20.0 billion consisted of corporate bonds.

The amount of working capital increased ¥70.5 billion, to ¥241.8 billion ($2,067 million), from the prior year-end. Additionally, the ratio of current assets to current liabilities increased 12.8 percentage points, to 146.8%. The primary reason for this increase was a substantial decrease in the current portion of long-term debt due to repayment of corporate bonds during the year under review. There is some seasonality to the Company’s liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments are collected during April through June each year.

All things considered, the Company believes that it can support its current and anticipated capital and operating expenditures for the foreseeable future. The currencies in which the Company has its debt are mainly Japanese yen and U.S. dollars. There are no restrictions regarding the manner in which the funds may be used.

Ratings

The Company has obtained a credit rating from Rating and Investment Information, Inc. (R&I), a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company’s current rating is A+ as of March 2006 and its outlook is stable. The Company’s favorable credit rating provides it access to capital markets and investors.

Assets, Liabilities, and Shareholders’ Equity

1) Assets

Total assets at the end of March 2006 amounted to ¥1,405.4 billion ($12,012 million), an increase of ¥212.3 billion (17.8%) from the end of the prior year. Current assets were ¥758.2 billion ($6,481 million), an increase of ¥82.9 billion from the end of the prior year. Current assets increased due mainly to increases in short-term finance receivables and inventories. The increases in short-term finance receivables and inventories were mainly due to a sales increase in overseas markets. Inventory turnover dropped 0.3 point, to 6.3 times. In addition to the increase in current assets, investments and long-term finance receivables increased due to increases in long-term finance receivables and other investments, which resulted from an increase in the unrealized gain on securities accompanied by a rise in Japanese stock prices. A substantial increase in short- and long-term finance receivables originated from a rapid expansion of business as well as a reduction in sales of finance receivables in North America. Property, plant, and equipment increased ¥6.6 billion, to ¥226.4 billion ($1,935 million). On the other hand, other assets decreased ¥11.9 billion, to ¥46.5 billion ($398 million). This decrease was due to the large decrease in long-term deferred tax assets, which was related to an increase in the unrealized holding gain on securities.

2) Liabilities

Total liabilities amounted to ¥770.0 billion ($6,581 million), an increase of ¥79.6 billion from the prior year-end. Long-term liabilities increased largely due to an increase in long-term debt and other long-term liabilities. Long-term liabilities includes ¥20.0 billion of corporate bonds. Other long-term liabilities increased mainly due to an increase in long-term deferred tax liabilities related to an increase in the unrealized holding gain on securities.

3) Minority Interests

Minority interests increased ¥7.3 billion, to ¥28.9 billion ($247 million), due to favorable results of operations of the subsidiaries and an increase in the number of subsidiaries that are not 100% owned, including Kubota C-I Co., Ltd.

4) Shareholders’ Equity

Total shareholders’ equity increased ¥125.5 billion, to ¥606.5 billion ($5,184 million). Shareholders’ equity substantially increased due to the recording of net income and an increase in accumulated other comprehensive income that mainly resulted from an increase in unrealized gains on securities and partial conversion of convertible bonds to common stock. The shareholders’ equity ratio* was 43.2%, 2.9 percentage points higher than at the prior year-end.

In order to reduce the number of outstanding shares and create more value for shareholders, the Company commenced a program for the purchase of shares of treasury stock in December 2001. During the year under review, the Company purchased 16.29 million shares of treasury stock (¥14.9 billion). The Company retired an aggregate of 56.3 million shares of treasury stock (¥36.3 billion), which consists of 39.0 million shares of treasury stock (¥20.9 billion) on June 30, 2005, and 17.3 million shares of treasury stock (¥15.4 billion) on March 31, 2006. For these purchases, the Company used net cash provided by operating activities. Next fiscal year, the Company plans to continue the purchase of treasury stock. The debt-to-equity ratio** was 55.1%, 8.1 percentage points lower than at the prior year-end, due to growth in shareholders’ equity that resulted from net income, conversion of bonds, and an increased unrealized gain on securities.

*	Shareholders’ equity ratio = shareholders’ equity / total assets
**	Debt-to-equity ratio = interest-bearing debt / shareholders’ equity

Cash Flows

Net cash provided by operating activities during the year under review was ¥87.9 billion ($751 million), an increase of ¥20.9 billion from the prior year. Although net income decreased sharply from the prior year, the Company’s cash position was not affected because the subsidy from the government recorded in the prior year, which was the primary reason for the year-over-year decrease, was a nonmonetary gain. The large increase in net cash provided by operating activities was mainly due to the favorable performance of business operations, especially due to operations in Internal Combustion Engine and Machinery.

Net cash used in investing activities was ¥61.3 billion ($524 million), a decrease of ¥16.9 billion from the prior year. The decrease in net cash used in investing activities was due to increases in the collection of finance receivables, in proceeds from sales of finance receivables in North America, and in proceeds from land and securities.

Net cash used in financing activities was ¥10.2 billion ($87 million), an increase of ¥14.7 billion from the prior year. The Company controlled an increase in interest-bearing debt, including short-term borrowings, and increased cash dividends. As a result of these activities, net cash used in financing activities increased.

As a result, including the effect of changes in exchange rates, cash and cash equivalents at the end of March 2006 were ¥91.9 billion ($785 million), an increase of ¥17.3 billion from the prior year-end.

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, the Company conducts its derivative transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. The counterparties for the Company’s derivative transactions are financial institutions with high creditworthiness; therefore, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 15 to the consolidated financial statements.

C. Research and Development, Patents and Licenses, etc

Research and Development

The Company conducts its research and development activities with approximately 1,200 researchers and engineers. The following table shows the Company’s research and development expenses for the last 3 fiscal years.

	Millions of yen			Thousands of U.S. dollars
	2004	2005	2006	2006
R&D Expenses	¥23,261	¥21,963	¥22,731	$194,282
As a percentage of consolidated net sales	2.5%	2.2%	2.2%	—

The R&D activities are conducted principally in R&D departments in each business division and subsidiary. In our business divisions and subsidiaries, there are 36 R&D departments. Each department promotes the R&D activities fortifying each business.

Examples of R&D activities in the Company’s 4 industrial segments are as follows:

In Internal Combustion Engine and Machinery, the Company developed new mid-sized tractors with completely novel design, named “M40” series for North America. A smooth and agile performance and ease of operations are achieved by its electronic panel, wet clutch, hydrostatic shuttle transmission and control lever concentrated to the right side. Total R&D expenses of this segment were ¥17.3 billion.

In Pipes, Valves, and Industrial Castings, the Company developed “SGE method” for piling steel pipe. This method realizes 40% reduction of construction cost by shortening work periods and reducing number of pile. Total R&D expenses of this segment were ¥1.9 billion.

In Environmental Engineering, the Company developed Methane Fermentation Unit Employing Submerged Membrane. This unit is substantially downsized comparing with predecessors and can be operated continuously. Total R&D expenses of this segment were ¥1.1 billion.

In Other segment, the Company developed new septic tank for a disposer of single-family house. This septic tank achieved a low price by simplification of structure and reduction of production costs. Total R&D expenses of this segment were ¥2.4 billion.

Patent and License

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2006, the Company held 5,344 Japanese patent and utility model registrations, and 815 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those, which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants licenses to others to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2006, royalty income and expenses were ¥643 million ($5,496 thousand) and ¥118 million ($1,009 thousand), respectively, under such licensing arrangements.

D. Trend Information

Outlook for the Next Fiscal Year

Financial Outlook

In the Company’s forecast of consolidated net sales for the year ending March 31, 2007, the Company believes that domestic sales are expected to be almost the same amount as those of the year under review. As for overseas sales, the Company expects increased sales due to sales expansion in the Pipes, Valves, and Industrial Castings segment and the Environmental Engineering segment as well as sales expansion in the Internal Combustion Engine and Machinery segment. The Company expects a steady improvement in operating income. Although the price increases in raw materials will cause downward pressure on operating income, an increase in overseas sales of Internal Combustion Engine and Machinery and corporate-wide cost reduction are expected to contribute to the increase in operating income. Net income is forecast to slightly decrease from the year under review due to the significant decrease in other income-net due to an absence of the gain on nonmonetary exchange of securities (¥15.9 billion) recorded in the year under review.

Principal Business Policies for Continuous Profit Growth

To realize further development in the medium-to-long term as a company characterized by a combination of growth capabilities, profitability, and stability, Kubota is aggressively implementing the following 3 principal business policies: “Accelerating Business Expansion in Overseas Operations,” “Restructuring Public Works Related Businesses,” and “Corporate Social Responsibility for Attainment of Sustainable Development.”

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

In the meanwhile, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the then Anti-Monopoly Law, upon initiation of the procedures the surcharge order lost effect. In addition, Section 7-2 of the then Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2, and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such unfavorable outcome. As of this filing date, the Company is still in the process of the hearing procedures.

Matters Related to the health hazard of Asbestos

Background

Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, which is now a company office, had produced products containing asbestos. In April 2005, the Company was advised that some residents who lived near the former plant suffered from mesothelioma, a form of lung cancer that is said to be mainly caused by the aspiration of asbestos. After discussing this issue with those patients and their private support groups, and deliberating internally and consulting with outside advisers, the Company announced its intention in June 2005 to act seriously and faithfully concerning various issues of the health hazard of asbestos from the viewpoint of corporate social responsibility (CSR) as a company that had once manufactured products containing asbestos for a long time.

According to the Company’s basic policy, the Company started in August 2005 the program of consolation payments to patients with mesothelioma who lived near the former plant and to the families of residents who died from mesothelioma. After the Company established its internal policies and procedures of consolation payments, the Company has received claims for consolation payments from 101 residents and paid or accrued consolation payments to 88 of those residents after carefully reviewing those claims as of March 31, 2006.

Subsequently, the Company decided to establish the relief payment system in place of the consolation payment system and make additional payment to the residents to whom consolation payment were eligible to be paid or payable. The new supporting system will be applied to the residents who will claim for payment in the future. Based on this system, the Company accrued relief payments to above-mentioned 88 of residents who were eligible to be paid or acrued consolation payments as of March 31, 2006.

With regard to the procedures for making claims to the Company for consolation payments or relief payments, the Company has asked the residents or the bereaved family of the residents who lived close to our former plant to communicate with the Company through Amagasaki Occupational Safety and Health Center with the documents requested by the Company.

With regard to current and former employees who suffered and are suffering from asbestos-related disease, in accordance with the Company’s internal policies, the Company shall pay compensation which is not required by law. Upon certification of medical treatment compensation from the Workers’ Accident Compensation Insurance for asbestos-related diseases, the compensation for asbestos-related disease shall be paid. In case an employee dies during medical treatment and are certified for compensation from the Workers’ Accident Compensation Insurance for bereaved families, the compensation for asbestos-related disease for the bereaved family shall also be paid. In addition, the Company shall provide other financial aids, such as medical expenses during medical treatment which are incurred by the diseased employees or salary payments during the period of their absence from work. The cumulative number of current and former employees who are eligible for compensation in accordance with the Company’s internal policies that are not required by law is 83 as of the end of March 2004, 94 as of the end of March 2005, and 132 as of the end of March 2006.

As a further action, the Company proceeded to consider and attempt to implement forms of medical support, such as establishment of fund for medical treatment and research, support for early diagnosis method and medical treatment in cooperation with medical institutions and creating donation chairs. And the Company reached an agreement on medical support with two medical institutions. According to an agreement, the company will provide a total of ¥1.2 billion donation to Hyogo College of Medicine in 10 years and a total of ¥0.5 billion donation to Osaka Medical Center for Cancer and Cardiovascular Diseases in 5 years from the current year.

As a result of the asbestos issue becoming an object of public concern, the Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (“New Asbestos Law”) in March 2006. This law was enacted for the purpose of promptly providing relief to people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Workers’ Accident Compensation Insurance in accordance with the Workers’ Accident Compensation Insurance Law. Based on the New Asbestos Law, a Fund for the Relief of Patients Suffering from Asbestos-Related Diseases (the “Fund”) was established by the Environmental Restoration and Conservation Agency of Japan, which is an independent administrative institution, for the purpose of providing financial assistance to eligible patients. The Fund is to commence the supply of funds to those individuals with asbestos-related illnesses as soon as they are identified as eligible patients under the New Asbestos Law.

        Details of the terms of provision of funds by the Fund are as follows: When any such people are (i) identified as sufferers of asbestos-related diseases (the “Designated Diseases”), which fall within the categories designated by the Cabinet Order, including mesothelioma, malignant neoplasm of bronchi or lungs, or other diseases which are specified in Cabinet Orders, and (ii) are not covered by the Workers’ Accident Compensation Insurance Law, then the Fund shall provide funds to these people in an amount equivalent to medical expenses (to the extent of the amount actually incurred by the diseased people), recuperation benefits, funeral fees and adjustment of relief payments (the amount varies depending on the substance of the disease). To the bereaved family of the patients who died due to the Designated Diseases before the enforcement of the New Asbestos Law, who would have been eligible to receive the funds under the New Asbestos Law, special condolence money and special funeral fees shall be paid from the Fund. To the bereaved families of workers who died due to the Designated Diseases and whose right of claims under the Workers’ Accident Compensation Insurance Law ceased to exist because of prescription, a special survivors or special survivor’s compensation shall be paid by the Fund.

The Fund, from which the relief aid is paid, is funded by the national government, municipal governments, and business entities. With regard to the sharing of financial burden by each entity, the national government has already contributed ¥38.8 billion to the Fund, which also covered the initial operating costs at the time of the establishment of the Fund in the year ended March 31, 2006, and it will make additional contributions to cover half of the operating costs the year ending March 31, 2007 and thereafter. Municipal governments shall contribute a quarter of the government’s contribution amount excluding operating costs. As for business entities, all business entities that employ workers shall be imposed with a contribution burden in accordance with their total wage amount, and at the same time, business entities involved in asbestos-related business that meet certain conditions shall be imposed with an additional contribution burden.

The amount of contribution to be made by each business entity is now under consideration by the national government and is to be decided in the year ending March 31, 2007, and the business entities shall commence the payment of the contribution from the year ending March 31, 2008.

Contingencies Regarding Asbestos-Related Matters

The Company expenses payments to certain residents and current and former employees when the Company determines that a payment is warranted based on the medical condition of the individual concerned and in accordance with the Company’s policies and procedures. The amounts of these expenses during the year under review were approximately ¥4.2 billion ($36 million). Of the ¥4.2 billion ($36 million), ¥3.2 billion ($27 million) were expenses related to the payment for the relief payment system established in April, 2006. The Company has no grounds to project the number of current and former employees and residents who lived close to the Company’s plants that are going to newly apply for payments. In addition, Kubota’s liability under the New Asbestos Law has not been determined yet, and, although the Company has not been involved in any lawsuits up to the present time related to the asbestos-related diseases of its current and former employees and residents who lived close to the Company’s plants, the Company recognizes the possibility that it may face lawsuits related to this issue. Therefore, the Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. However, the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations, financial position, and its liquidity.

Subsequent events

On May 12, 2006, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2006 of ¥6 per common share (¥30 per 5 common shares) or a total of ¥7.8 billion ($67 million). The cash dividend was approved at the general shareholders’ meeting held on June 23, 2006.

On June 23, 2006, the Company’s Board of Directors approved the purchase of up to 10,000,000 shares, or up to ¥11 billion ($94 million) of the parent company’s outstanding common stock on and after June 26, 2006 through September 19, 2006. Pursuant to such approval, 4,700,000 shares of the parent company were purchased for ¥4.4 billion ($37 million).

In addition, on September 20, 2006, the Company’s Board of Directors approved the purchase of up to 5,000,000 shares, or up to ¥5.0 billion ($43 million), of the parent company’s outstanding common stock on and after September 21, 2006 through December 14, 2006.

E. Off-balance Sheet Arrangements

The Company accounts for guarantees in accordance with FASB Interpretation No.45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Notes 17 and 18 of the financial statements, which are incorporated herein by reference, elaborate on commitments and contingencies.

The Company utilizes accounts receivable securitization programs, which are important for the Company to broaden its funding sources and raise cost-effective funds. In the programs, certain subsidiaries of Kubota sell the receivables to wholly-owned special purpose entites (“SPEs”), which in turn transfer the receivables to bankruptcy-remote independent securitization trusts (the “Trusts”). At the time the receivables are sold to the Trusts, the receivables are removed from the consolidated balance sheet of the Company. The Company retains servicing responsibilities and subordinated interests. The purchaser has no recourse to the Company’s other assets for failure of debtors to pay when due. The Company’s interest in sold receivables is subordinate to purchaser’s interest and serve as credit enhancements for the securities issued by the Trusts. The value of the Company’s interest in sold receivable is subject to credit, repayment, dilution, and interest rate risks on sold receivables.

The Company is obligated to repurchase any receivable if the interest of the administrative agent is materially adversely affected by a breach of representation or warranty made by the SPEs.

F. Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at March 31, 2006.

	Millions of Yen
		Payments Due by Period
Year Ended March 31, 2006	Total	Less than year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	¥132,209	¥132,209	¥—	¥—	¥—
Capital lease obligations	6,023	2,829	2,972	177	45
Long-term debt	196,021	47,191	94,441	39,511	14,878
Deposits from customers	2,609	2,609	—	—	—
Operating lease obligations	1,550	406	541	234	369
Commitments for capital expenditures	1,336	1,336	—	—	—
Interest payments	9,564	3,906	4,237	1,037	384

Total	¥349,312	¥190,486	¥102,191	¥40,959	¥15,676

	Thousands of U.S. Dollars
		Payments Due by Period
Year Ended March 31, 2006	Total	Less than year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	$1,129,991	$1,129,991	$—	$—	$—
Capital lease obligations	51,479	24,179	25,402	1,513	385
Long-term debt	1,675,393	403,342	807,188	337,701	127,162
Deposits from customers	22,299	22,299	—	—	—
Operating lease obligations	13,248	3,470	4,624	2,000	3,154
Commitments for capital expenditures	11,419	11,419	—	—	—
Interest payments	81,744	33,385	36,214	8,863	3,282

Total	$2,985,573	$1,628,085	$873,428	$350,077	$133,983

The Company’s contributions to pension plans for the year ending March 31, 2007 are expected to be ¥13,597 million ($116,214 thousand).

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The information with respect to the directors and corporate auditors is as follows:

Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including responsibilities in other companies)
Daisuke Hatakake	45,000 Shares	President and Representative Director of the Company
(Jun. 29, 1941)	of the Company	Apr. 2003	President and Representative Director of the Company (to present)
		Jun. 2002	General Manager of Corporate Compliance Headquarters
		Jun. 2001	Managing Director of the Company, in charge of Corporate Planning & Control Dept., Finance & Accounting Dept., Corporate Information Systems Planning Dept. (assistant)
		Aug. 2000	In charge of PV Business Planning & Promotion Dept.
		Jun. 2000	In charge of Compliance Auditing Dept., Business Alliance Dept. (assistant), Corporate Information Systems Planning Dept. (assistant), General Manager of Corporate Planning & Control Dept.
		Jun. 1999	Director of the Company
		Dec. 1998	General Manager of Corporate Planning & Control Dept.
		Apr. 1964	Joined the Company

Moriya Hayashi (May 7, 1944)	29,000 Shares of the Company	Executive Vice President and Representative Director of the Company General Manager of
Farm & Industrial Machinery Consolidated Division, General Manager of International
Operations Headquarters in Farm & Industrial Machinery Consolidated Division
		Apr. 2006	Executive Vice President and Representative Director of the Company (to present)
		Apr. 2004	General Manager of Farm & Industrial Machinery Consolidated Division (to present)
		Apr. 2004	Executive Managing Director of the Company
		Apr. 2003	Managing Director of the Company, General Manager of Tractor Division
		Jan. 2002	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Oct. 2001	Deputy General Manager of Tractor Division
		Jun. 2001	Director of the Company
		Jun. 1999	President of Kubota Tractor Corporation
		Apr. 1969	Joined the Company

Yoshihiro Fujio (Sep. 6, 1944)	22,000 Shares of the Company	Executive Managing Director of the Company In charge of Tokyo Head Office, General Manager of Industrial & Material Systems Consolidated Division, General Manager of Tokyo Head Office
		Apr. 2006	In charge of Tokyo Head Office, General Manager of Tokyo Head Office (to present)
		Jun. 2004	General Manager of Coordination Dept. in Industrial & Material Systems Consolidated Division
		Apr. 2004	Executive Managing Director of the Company, General Manager of Industrial & Material Systems Consolidated Division (to present)
		Dec. 2003	In charge of Housing & Building Materials Business Coordination Dept.
		Apr. 2003	Managing Director of the Company, in charge of Secretary & Public Relations Dept., Health & Safety Planning & Promotion Dept.
		Oct. 2002	In charge of Environmental Protection and Health & Safety Promotion Dept. (assistant)
		Jun. 2002	In charge of Personnel Dept., General Manager of Head Office
		Jun. 2001	Director of the Company, in charge of Human Resources & Labor Relations Dept. (assistant)
		Jun. 2000	General Manager of Electronic Equipped Machinery Division and General Manager of Kyuhoji Plant
		Apr. 1967	Joined the Company

Toshihiro Fukuda (Oct. 12, 1945)	39,000 Shares of the Company

Executive Managing Director of the Company

In charge of Environmental Protection Dept., CSR Planning & Coordination Dept., Secretary & Public Relations Dept., General Manager of Compliance Headquarters

		Apr. 2006	In charge of Secretary & Public Relations Dept., (to present)
		Apr. 2005	Executive Managing Director of the Company, in charge of CSR Planning & Coordination Dept., General Manager of Compliance Headquarters (to present)
		Apr. 2004	In charge of Environmental Protection Dept., (to present)
		Apr. 2004	Managing Director of the Company, in charge of General Affairs Dept., Corporate Compliance Headquarters
		Apr. 2003	General Manager of Farm Machinery Division
		Mar. 2003	In charge of Related Products Division
		Jun. 2002	Director of the Company
		Oct. 2001	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sales Coordination Dept. in Farm & Industrial Machinery Consolidated Division
		Dec. 1998	General Manager of Coordination Dept. in Farm & Industrial Machinery Consolidated Division
		Apr. 1969	Joined the Company

Yasuo Masumoto (Apr. 21, 1947)	20,000 Shares of the Company

Executive Managing Director of the Company

In charge of Quality Assurance & Manufacturing Promotion Dept., Deputy General Manager of Industrial & Material Systems Consolidated Division, General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division

		Apr. 2006	Executive Managing Director of the Company, (to present)
		Apr. 2005	Deputy General Manager of Industrial & Material Systems Consolidated Division (to present)
		Jan. 2005	In charge of Quality Assurance & Manufacturing Promotion Dept. (to present)
		Jun. 2004	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division
		Apr. 2004	Managing Director of the Company, in charge of Manufacturing Planning & Promotion Dept.
		Apr. 2003	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division (to present)
		Jun. 2002	Director of the Company
		Oct. 2001	General Manager of Farm Machinery Division
		Apr. 1999	General Manager of Utsunomiya Plant
		Apr. 1971	Joined the Company

Yoshiharu Nishiguchi (Jan. 29, 1947)	21,000 Shares of the Company	Managing Director of the Company In charge of General Affairs Dept., Personnel Dept., Health & Safety Planning & Promotion Dept., Tokyo Administration Dept., General Manager of Head Office
		Apr. 2006	In charge of General Affairs Dept., Tokyo Administration Dept., (to present)
		Apr. 2005	Managing Director of the Company, in charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office (to present)
		Apr. 2004	In charge of Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., Secretary & Public Relations Dept.
		Jun. 2003	Director of the Company, in charge of Air Condition Equipment Division, Corporate Planning & Control Dept., Finance & Accounting Dept.
		Dec. 2002	General Manager of Compliance Auditing Dept.
		Jun. 2000	General Manager of Finance & Accounting Dept.
		Apr. 1970	Joined the Company

Eisaku Shinohara (Aug. 25, 1947)	18,000 Shares of the Company	Managing Director of the Company In charge of Research & Development Planning & Promotion Dept., General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division
		Apr. 2005	Managing Director of the Company, in charge of Research & Development Planning & Promotion Dept. (to present)
		Apr. 2004	General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Jun. 2003	Director of the Company
		Oct. 2001	Deputy General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Vehicle Technology Generalization Dept.
		Jun. 2000	General Manager of Construction Machinery Division and General Manager of Planning Dept. in Construction Machinery Division
		Apr. 1974	Joined the Company

Nobuo Izawa (Feb. 28, 1948)	12,000 Shares of the Company	Managing Director of the Company General Manager of Environmental Engineering Consolidated Division
		Apr. 2006	General Manager of Environmental Engineering Consolidated Division (to present)
		Apr. 2005	Deputy General Manager of Environmental Engineering Consolidated Division
		Apr. 2005	Managing Director of the Company (to present)
		Jun. 2003	Director of the Company
		Apr. 2002	General Manager of Pumps Division and General Manager of Planning Dept. in Pumps Division
		Jun. 2001	General Manager of Pumps Division
		Apr. 1998	General Manager of Sales Dept. I in Pumps Division
		Apr. 1971	Joined the Company

Yoshihiko Tabata (Mar. 23, 1946)	19,000 Shares of the Company	Managing Director of the Company General Manager of Engine Division
		Apr. 2006	Managing Director of the Company (to present)
		Jun. 2004	Director of the Company
		Oct. 2003	General Manager of Engine Division (to present)
		May 1998	President of Kubota Engine America Corporation
		Dec. 1976	Joined the Company

Kazunobu Ueta (Jan. 1, 1947)	18,000 Shares of the Company	Managing Director of the Company General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
		Apr. 2006	Managing Director of the Company (to present)
		Apr. 2005	In charge of Farm Facilities Division
		Apr. 2005	General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Jun. 2004	Director of the Company, in charge of Related Products Division
		Apr. 2004	In charge of Related Products Division (assistant) and General Manager of Sales Control Dept. in Farm & Industrial Machinery Consolidated Division
		Apr. 2000	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
		Apr. 1969	Joined the Company

Tokuji Ohgi (Jul. 25, 1947)	12,000 Shares of the Company	Director of the Company General Manager of Ductile Iron Pipe Division
		Apr. 2005	General Manager of Ductile Iron Pipe Division (to present)
		Jun. 2004	In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office
		Jun. 2004	Director of the Company (to present)
		Apr. 2004	In charge of Personnel Dept. (assistant), Health & Safety Planning & Promotion Dept. (assistant)
		Apr. 2003	General Manager of Secretary & Public Relations Dept.
		Jun. 2001	General Manager of Human Resources & Labor Relations Dept.
		Apr. 1972	Joined the Company

Morimitsu Katayama (Jan. 17, 1948)	23,000 Shares of the Company

Director of the Company

In charge of Quality Assurance & Manufacturing Promotion Dept. (assistant), General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Sakai Plant

		Jan. 2005	In charge of Quality Assurance & Manufacturing Promotion Dept. (assistant) (to present)
		Jun. 2004	In charge of Manufacturing Planning & Promotion Dept. (assistant)
		Jun. 2004	Director of the Company (to present)
		Apr. 2004	General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Apr. 2003	General Manager of Sakai Plant (to present)
		Oct. 2001	General Manager of Construction Machinery Manufacturing Dept. in Hirakata Plant and General Manager of Construction Machinery Division
		Apr. 1999	General Manager of Construction Machinery Manufacturing Dept. in Hirakata Plant
		Apr. 1963	Joined the Company

Nobuyuki Toshikuni (Jan. 30, 1951)	11,000 Shares of the Company	Director of the Company General Manager of Tractor Division
		Jun. 2004	Director of the Company (to present)
		Apr. 2004	General Manager of Tractor Division (to present)
		Oct. 2001	President of Kubota Tractor Corporation
		Apr. 1999	General Manager of Tractor Engineering Dept.
		Apr. 1973	Joined the Company

Hirokazu Nara (Oct. 2, 1948)	14,000 Shares of the Company	Director of the Company In charge of Septic Tanks Division, Corporate Planning & Control Dept., Finance & Accounting Dept.
		Oct. 2005	In charge of Corporate Planning & Control Dept. (to present)
		Jun. 2005	In charge of Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., Air Condition Equipment Division
		Jun. 2005	Director of the Company, in charge of Septic Tanks Division, Finance & Accounting Dept. (to present)
		Apr. 2005	In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant)
		Apr. 2003	General Manager of Corporate Planning & Control Dept.
		Jun. 1996	General Manager of Planning Dept. in Vending Machinery Division
		Apr. 1971	Joined the Company

Masayoshi Kitaoka (Dec. 11, 1949)	6,000 Shares of the Company	Director of the Company General Manager of Farm Machinery Division
		Jun. 2005	Director of the Company (to present)
		Apr. 2004	General Manager of Farm Machinery Division (to present)
		Dec. 2002	General Manager of Electronic Equipped Machinery Division and General Manager of FA Sales Dept.
		Jun. 2001	General Manager of CAD Dept. and General Manager of Kyuhoji Plant and General Manager of Electronic Equipped Machinery Division
		Aug. 2000	General Manager of CAD Dept. and General Manager of Kyuhoji Plant
		Apr. 1998	General Manager of CAD Dept.
		Apr. 1973	Joined the Company

Tetsuji Tomita (Mar. 6, 1950)	7,000 Shares of the Company	Director of the Company President of Kubota Tractor Corporation
		Jun. 2005	Director of the Company (to present)
		Apr. 2004	President of Kubota Tractor Corporation (to present)
		Jan. 2003	President of Kubota Europe S.A.S.
		Oct. 1999	General Manager of Export Dept. in Tractor Division
		Apr. 1973	Joined the Company

Masatoshi Kimata (Jun. 22, 1951)	15,000 Shares of the Company	Director of the Company General Manager of Tsukuba Plant
		Jun. 2005	Director of the Company (to present)
		Oct. 2001	General Manager of Tsukuba Plant (to present)
		Apr. 1977	Joined the Company

Nobuyo Shioji (Apr. 11, 1949)	2,000 Shares of the Company	Director of the Company General Manager of Construction Machinery Division
		Jun. 2006	Director of the Company (to present)
		Apr. 2005	General Manager of Construction Machinery Division (to present)
		Apr. 2004	General Manager of Construction Machinery Division and General Manager of Construction Machinery Business Planning & Promotion Dept.
		Apr. 2003	General Manager of Construction Machinery Business Planning & Promotion Dept. and Vice General Manager of Construction Machinery Division
		Jun. 2001	General Manager of Construction Machinery Business Planning & Promotion Dept.
		Apr. 1973	Joined the Company

Takeshi Torigoe (Apr. 8, 1950)	11,000 Shares of the Company	Director of the Company General Manager of Steel Castings Division
		Jun. 2006	Director of the Company (to present)
		Apr. 2005	General Manager of Steel Castings Division (to present)
		Jan. 2004	General Manager of Steel Castings Manufacturing Dept. in Hirakata Plant
		Jan. 2001	President of Kubota Metal Corporation
		Apr. 1976	Joined the Company

Satoru Sakamoto (Jul. 18, 1952)	4,000 Shares of the Company	Director of the Company General Manager of Air Condition Equipment Division, President of Kubota Air Conditioner, Ltd.
		Jun. 2006	Director of the Company (to present)
		Apr. 2006	President of Kubota Air Conditioner, Ltd. (to present)
		Apr. 2006	General Manager of Air Condition Equipment Division (to present)
		Oct. 2005	Vice General Manager in Air Condition Equipment Division
		Apr. 2003	General Manager of Planning Dept. in Ductile Iron Pipe Division
		Jun. 2001	General Manager of Corporate Planning & Control Dept.
		Apr. 1976	Joined the Company

Hideki Iwabu (Oct. 21, 1952)	9,000 Shares of the Company	Director of the Company General Manager of Water & Sewage Engineering Division
		Jun. 2006	Director of the Company (to present)
		Apr. 2006	General Manager of Water & Sewage Engineering Division (to present)
		Apr. 2004	General Manager of Sewage Engineering Dept. II
		Jun. 2001	General Manager of Water & Sewage Engineering Dept.
		Apr. 2001	General Manager of Sewage Engineering Dept.
		Apr. 1975	Joined the Company

Susumu Sumikura	29,000 Shares	Corporate Auditor of the Company
(Jul. 1, 1943)	of the Company	Jun. 2003	Corporate Auditor of the Company (to present)
		Apr. 2002	Corporate Planning & Control Dept.
		Jun. 1999	General Manager of Business Alliance Dept.
		Dec. 1998	General Manager of Planning Dept of Electronic Equipped Machinery Division
		Apr. 1967	Joined the Company

Junichi Maeda	17,000 Shares	Corporate Auditor of the Company
(May 23, 1945)	of the Company	Jun. 2005	Corporate Auditor of the Company (to present)
		Jun. 2003	Director of the Company
		Apr. 2003	General Manager of Ductile Iron Pipe Division
		Jun. 2001	General Manager of Planning Dept. in Ductile Iron Pipe Division
		Apr. 2001	Ditto and General Manager of Production Management Dept. in Ductile Iron Pipe Division
		Jun. 2000	General Manager of Planning Dept. in Ductile Iron Pipe Division
		Sep. 1972	Joined the Company

Yuzuru Mizuno	0 Shares	Corporate Auditor of the Company
(Jan. 21, 1948)	of the Company	Jul. 2005	Executive Senior Councilor of Corporate Accounting & Finance of Matsushita Electric Industrial Co., Ltd.
		Jun. 2005	Corporate Auditor of the Company (to present)
		Jul. 2004	Executive Director of Matsushita Electric Industrial Co., Ltd., in charge of Corporate Finance & Investor Relations
		Feb. 2004	Director (non full-time) of Nippon Otis Elevator Company
		Oct. 2000	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.
		Oct. 2000	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.
		Jun. 1998	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.
		Dec. 1995	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		Apr. 1970	Joined Matsushita Electric Industrial Co., Ltd.

Teisuke Sono	6,000 Shares	Corporate Auditor of the Company
(May 10, 1934)	of the Company	Apr. 2004	Appointed as a visiting professor of Hokuriku University (to present)
		Jun. 2003	Corporate Auditor of the Company (to present)
		Apr. 2001	The professor of International Buddhist University
		Aug. 1996	Judge of Osaka High Court
		Oct. 1994	Chief Justice of Kobe Family Court
		Apr. 1973	Judge
		Apr. 1963	Deputy of Judge

Yoshio Suekawa	4,000 Shares	Corporate Auditor of the Company
(Sep. 1, 1937)	of the Company	Jun. 2004	Corporate Auditor of the Company (to present)
		Apr. 2004	Appointed as a special visiting professor, the Faculty of Commerce, Doshisha University (to present)
		Jun. 2003	Assumed statutory auditor of SUS-TECH Corporation
		Jul. 2002	Established Suekawa CPA Office (to present)
		Jun. 2002	Retired from Representative Partner of Deloitte Touche Tohmatsu, Osaka
		May 1989	Assumed Representative Partner of Deloitte Touche, Tohmatsu, Osaka
		Jul. 1984	Joined Sanwa Tokyo Marunouchi (currently, Deloitte Touche Tohmatsu)
		Oct. 1963	Registered as a CPA with the Japanese Institute of Certified Public Accountants
		Oct. 1959	Joined Lowe Bingham and Luckie (subsequently, PricewaterhouseCoopers, Osaka)

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

B. Compensation

The aggregate remuneration, including bonuses, paid by the Company in fiscal 2006 to all Directors (some of whom are also the executive officers) and Corporate Auditors of the Company as a group (31persons) was ¥766 million. No options to purchase securities from the registrant or any of its subsidiaries were outstanding on March 31, 2006.

At the meeting of the Board of Directors of the Company held on May 13, 2005, the Company resolved that the retirement benefit systems for Directors and Corporate Auditors should be terminated as of the date of the ordinary general meeting of shareholders held on June 24, 2005 and retirement benefits should be paid to the then Directors and Corporate Auditors for the services rendered before the termination of the system. The Board of Directors also resolved that the timing of payment would be at the time of the retirement of each Director and/or Corporate Auditor from his/her office. The amount of the retirement benefits for the services rendered before the termination of the system was allocated to other long-term liabilities in the Company’s consolidated balance sheets.

C. Board Practices

The Company’s Articles of Incorporation as revised as of June 23, 2006 provide that the number of Directors of the Company shall be not more than 30 and that of the Corporate Auditors shall be not more than 6.

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

Under the Corporate Law, which came in effect on May 1, 2006, the Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least half of the Corporate Auditors shall be a person who has not been a Director, accounting counselor, corporate executive officer, manager or any other employee of the Company or any of its subsidiaries at any time prior to his or her election as a Corporate Auditor.

The Corporate Auditors may not at the same time be Directors, accounting counselor, corporate executive officers, managers or any other employees of the Company or any of its subsidiaries. Each Corporate Auditor has the statutory duty to examine the Company’s consolidated and non-consolidated financial statements and business report to be submitted by a Representative Director at the general meeting of shareholders and, based on such examination and a report of an Accounting Auditor referred to below, to respectively prepare his or her audit report. Each Corporate Auditor also has the statutory duty to supervise the administration by the Directors of the Company’s affairs. They are required to attend in meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote.

In addition to Corporate Auditors, an independent certified public accountant or an audit corporation must be appointed at general meetings of shareholders as Accounting Auditor of the Company. Such Accounting Auditor has the duties to examine the consolidated and non-consolidated financial statements proposed to be submitted by a Representative Director at general meetings of shareholders and to report their opinion thereon to certain Corporate Auditors designated by the Board of Corporate Auditors to receive such report (if such Corporate Auditors are not designated, all Corporate Auditors) and the Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements).

The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to, based upon the reports prepared by respective Corporate Auditors, prepare and submit its audit report to the accounting auditor and certain directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements and the business report). A Corporate Auditor may note his or her opinion in the audit report if his or her opinion expressed in his or her audit report is different from the opinion expressed in the audit report. The Board of Corporate Auditors shall elect one or more full-time Corporate Auditors from among its members. The Board of Corporate Auditors is empowered to establish audit principles, method of examination by Corporate Auditors of the Company’s affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties.

There are no Director’s service contracts with Kubota Corporation providing for benefits upon termination of service.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002).

D. Employees

Head Count at the End of the Period	2004	2005	2006
	22,198	22,916	23,049

Head Count in Each Segment	2004	2005	2006
Internal Combustion Engine and Machinery	10,803	12,026	12,383
Pipes, Valves, and Industrial Castings	4,240	4,116	4,028
Environmental Engineering	2,478	2,489	2,563
Other	4,246	3,872	3,618
Corporate	431	413	457

Total	22,198	22,916	23,049

The number of full-time employees of Kubota as of March 31, 2006 was 23,049. Most employees of the Company in Japan, other than managerial personnel, are union members. The unions belong to the Federation of all Kubota Labor Union, which is affiliated with the Japanese Trade Union Confederation. The Company has not experienced any strikes or work stoppages for 57 years and believes its relations with its employees or union to be excellent.

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

E. Share Ownership

The total number of shares of the Company’s common stock beneficially owned by the Directors and Corporate Auditors as a group as of June 23, 2006 was as follows:

Title of Class	Identity of persons or group	Number of shares owned	Percentage of class
Common stock	Directors and Corporate Auditors	413,000	0.03%

About individual shareholdings, see Item6.A “Directors and Senior Management.”

Employee Stock Ownership Association (Kubota Fund) owned 21,069 thousand shares as of March 31, 2006, which amounted to 1.6% of total shares issued.

The association consists of employees of the Company and some of its subsidiaries, and the members contribute a portion of their salaries to the association. The association purchases shares of Kubota’s common stock on behalf of members.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2006, 5 shareholders held more than 5 percent of the shares issued. The 10 largest shareholders are as follows:

	(As of March 31, 2006)
Name	Number of shares (thousand)	(%)
Japan Trustee Services Bank, Ltd.	137,454	10.57
The Master Trust Bank of Japan, Ltd.	117,769	9.06
Trust & Custody Services Bank, Ltd.	97,705	7.51
Nippon Life Insurance Company	85,188	6.55
Meiji Yasuda Life Insurance Company	72,304	5.56
The Dai-ichi Mutual Life Insurance Company	49,360	3.79
Sumitomo Mitsui Banking Corporation	34,620	2.66
Sumitomo Life Insurance Company	23,315	1.79
Kubota Fund (Employee Stock Ownership Plan)	21,069	1.62
Moxley & Co.	20,443	1.57

(Note) Although the Company possesses 23,271 of its treasury stocks, it is not included in the table above.

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. The major shareholders have the same voting rights as other common shareholders of the Company.

As of March 31, 2006, there were 1,299,869,180 shares of Common Stock issued, of which 20,443,263 shares were in the form of ADR and 145,726,294 shares were held by the residents in the U.S. The number of registered ADR holders was 43 and the number of registered holders of common stock in the U.S. was 113.

To the best knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by other corporations or by the Japanese or any foreign government.

B. Related Party Transactions

In the ordinary course of business, the Company has transactions with numerous companies. During the fiscal year ended March 31, 2006, the Company had sales transactions with affiliates accounted under the equity method, aggregating ¥54,484 million ($465,675 thousand). As of March 31, 2006, the Company had trade notes and accounts receivable from affiliated companies of ¥19,355 million ($165,427 thousand). The Company does not consider the amounts involved in such transactions to be material to its business.

Refer to Note 3 of the Consolidated Financial Statements for additional information regarding the Company’s investments in and advances to affiliated companies.

C. Interests of Experts and Counsel

Not applicable

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The information required by this item, except as stated below, appears in the consolidated financial statements of this Form 20-F.

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

In the meanwhile, the Company received a surcharge order of ¥7,072 million ($66,093 thousand) from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the then Anti-Monopoly Law, upon initiation of the procedures the surcharge order lost effect. In addition, Section 7-2 of the then Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2, and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such unfavorable outcome. As of March 31, 2006 the Company is still in the process of the hearing procedures.

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

		TSE price per share of common stock		NYSE price per ADS (5 common shares)
		High	Low	High		Low
Annual Highs and Lows
2002		¥530	¥308	$20	78	$12	25
2003		444	280	17	25	11	90
2004		517	260	24	15	11	06

Quarterly Highs and Lows

2005
1 st	quarter	¥596	¥446	$27	90	$19	05
2 nd	quarter	582	485	26	65	22	00
3 rd	quarter	539	466	25	24	22	10
4 th	quarter	595	510	28	46	24	41

2006
1 st	quarter	651	517	29	85	24	20
2 nd	quarter	821	603	36	49	27	67
3 rd	quarter	1,073	733	45	90	32	10
4 th	quarter	1,295	930	55	21	40	58

2007
1 st	quarter	1,379	918	60	06	40	16

Monthly Highs and Lows

February, 2006		¥1,156	¥1,013	$49	08	$44	60
March		1,295	1,057	55	21	45	20
April		1,379	1,272	58	75	55	15
May		1,370	1,002	60	06	45	60
June		1,095	918	47	86	40	16
July		1,123	952	48	95	40	88
August		1,084	906	46	68	38	81

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

Item 10. Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Corporate Law of Japan. The Company is registered in the Commercial Register (shogyo tokibo) maintained by the Osaka Legal Affairs Bureau.

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

Directors

Each Director has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Corporate Law, which came in effect on May 1, 2006, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The maximum aggregate amounts of remunerations, bonuses, and other financial benefits given in consideration of the performance of duties (the “remunerations, etc.”) for the Company’s Directors and that of the Company’s Corporate Auditors must be, approved, respectively, at a general meeting of shareholders. The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum amount of remunerations, etc. The amount of remuneration for each class of Director is determined by the remuneration committee, which is not a statutory organization but is delegated to make such determination by the Board of Directors, and such amount of remuneration so determined by the remuneration committee is approved by the President. The same applies mutatis mutandis to the amount of bonus for each Director. The amount of remuneration for each Corporate Auditor is determined upon consultation among the Corporate Auditors.

Except as stated below, neither the Corporate Law nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their own compensation, the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), their retirement age or requirements to hold any shares of Common Stock of the Company. The Corporate Law specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to appoint or dismiss important employees, such as executive officers; to establish, change or abolish material corporate organizations such as a branch office; to determine material conditions concerning offering of corporate bonds set forth in the ordinances of the Ministry of Justice; and to establish and maintain the internal control system set forth in the ordinances of the Ministry of Justice, such as the system to ensure the legitimacy of the performance of duties by Directors. The Regulations of the Board of Directors and the relevant internal regulation of the Company require a resolution of the Board of Directors for the Company’s borrowing in an amount more than 5 billion yen or guaranteeing in an amount more than one billion yen or its equivalent.

Common Stock

General

Except as otherwise stated, set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Corporate Law of Japan and related legislation.

Under the Corporate Law, generally, shares may be transferred only by delivering share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the Company’s register of shareholders, in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within 5 years of the date of the promulgation. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of common stock of the Company, will be subject to the new central clearing system. On the same day, all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Authorized capital

Article 6 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 1,874,700,000 shares.

As of March 31, 2006, 1,299,869,180 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

Distribution of Surplus

Distribution of Surplus – General

Under the Corporate Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “— Restriction on Distributions of Surplus”). The Company may make distributions of Surplus to the shareholders any number of times per business year, subject to certain limitations described in “— Restriction on Distributions of Surplus.” Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but the Company may also authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders or the board of directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) the Board of Directors, grant a right to the shareholders to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “— Voting Rights” with respect to a “special resolution”).

Under the Company’s Articles of Incorporation, year-end dividends and interim dividends may be distributed to shareholders of record as of March 31 and September 30 each year, respectively, in proportion to the number of shares of common stock held by each shareholder following approval by the general meeting of shareholders or the Board of Directors. The Company is not obliged to pay any dividends in cash unclaimed for a period of three years after the date on which they first became payable.

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares of common stock generally goes ex-dividend on the third business day prior to the record date.

Distribution of Surplus – Restriction on distribution of Surplus

In making a distribution of Surplus, the Company must, until the sum of its additional paid-in capital and legal reserve reaches one-quarter of its stated capital, set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of Surplus so distributed.

The amount of Surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D - (E + F + G)

In the above formula:

“A” = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year

“B” = (if the Company has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by the Company less the book value thereof

“C” = (if the Company has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any)

“D” = (if the Company has reduced its additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” = (if the Company has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock

“F” = (if the Company has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed

“G” = certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company has distributed Surplus to the shareholders after the end of the last business year) the amount set aside in additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus distributed by the Company may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

(a) the book value of its treasury stock;

(b) the amount of consideration for any of treasury stock disposed of by the Company after the end of the last business year; and

(c) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of stated capital, additional paid-in capital and legal reserve, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice.

If the Company has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), the Company shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by an ordinance of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by an ordinance of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved by the board of directors or (if so required by the Corporate Law) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by the Company, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements so prepared by the Company must be audited by the Corporate Auditors and the accounting auditor, as required by ordinances of the Ministry of Justice.

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

Notice of convocation of a shareholders’ meeting setting forth the place, time and purpose thereof, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least 2 weeks prior to the date set for the meeting. Under the Corporate Law, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least 3 percent of the total number of voting rights for a period of 6 months or more may require the convocation of a general meeting of shareholders for a particular purpose by submitting a written request to a Representative Director. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than 8 weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for a period of 6 months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least 8 weeks prior to the date set for such meeting.

If the Company’s Articles of Incorporation so provide, any of the minimum voting rights or percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.

Voting rights

So long as the Company maintains the unit share system (see Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – Unit share system below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following 2 sentences. Any corporate or certain entity one-quarter or more of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting. The Corporate Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders entitled to exercise their voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. Shareholders may also exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

The Corporate Law and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a corporate auditor;

(5)	the exemption of liability of a director, corporate auditor or accounting auditor to the amounts set forth in the Corporate Law;

(6)	a reduction of stated capital;

(7)	a distribution of in-kind dividends which meets certain requirements;

(8)	dissolution, merger, consolidation or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required; or

(11)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required,

the quorum shall be one-third of the total voting rights of all the shareholders entitled to exercise their voting rights and the approval by at least two-thirds of the voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting is required (the “special shareholders resolutions”).

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

Record date

As mentioned above, March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders and beneficial shareholders who are registered as the holders of one or more units of shares in the Company’s registers of shareholders and/or that of beneficial shareholders at the end of each March 31 are entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least 2 weeks’ prior public notice.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of its Common Stock

Under the Corporate Law and the Company’s Articles of Incorporation, the Company may acquire shares of common stock (i) by soliciting all the shareholders to offer to sell shares held by them (in this case, the certain terms of such acquisition, such as the total number of shares to be purchased and the total amount of consideration, shall be set by (as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice) a resolution of the Board of Directors or an ordinary resolution of a general meeting of shareholders in advance, and acquisition shall be effected pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the Company’s shares of common stock is listed or by way of tender offer (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

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

Unit share system

The Articles of Incorporation of the Company provide that 1,000 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights. Moreover, holders of shares constituting less than one unit will have no other shareholder rights, except that such holders may not be deprived of certain rights specified in the Corporate Law or ordinances of the Ministry of Justice, or in the Company’s Articles of Incorporation, including the right to receive distribution of Surplus.

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

Except for the general limitations under Japanese anti-trust and anti-monopoly regulations against holding of shares of Common Stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, and except for general limitations under the Corporate Law or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

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

E. Taxation

Japanese Taxation

The following is a summary of the major Japanese national tax consequences of the ownership, acquisition and disposition of shares of Common Stock of the Company and of ADRs evidencing ADSs representing shares of Common Stock of the Company by a non-resident Holder (as defined below). The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, holders of shares of Common Stock of the Company including holders of ADRs evidencing ADSs are encouraged to consult their tax advisors regarding the application of the considerations discussed below to their particular circumstances.

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

Dividends and gains on sales

Generally, an individual who is a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. The Company withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not, in general, subject to Japanese income tax.

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

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends on the Company’s shares of Common Stock by the Company is required to submit, through the Company, an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance to the relevant tax authority before payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits 2 Application Forms (one before payment of dividends, the other within 8 months after the Company’s fiscal year-end or semi-fiscal year-end). To claim this reduced rate or exemption, any non-resident Holder holding ADRs evidencing ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be eligible under an applicable tax treaty but do not follow the required procedures as stated above.

Gains derived from the sale of shares of Common Stock of the Company or ADRs outside Japan by a non-resident Holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax. U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

Inheritance and gift

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADSs as a legatee, heir or donee from an individual even though neither the individual nor the deceased nor donor is a Japanese resident.

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, and as well as on the Treaty and the income tax convention between Japan and the United States of 1972 (“the Prior Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends

Under the United States federal income tax laws, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by the Company with respect to common stock or ADSs will be qualified dividend income.

You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of Common Stock, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Common Stock or ADSs and thereafter as capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with both the Treaty and the Prior Treaty, and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty or the Prior Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. The rules governing foreign tax credits are complex and we urge you to consult your tax advisor regarding the foreign tax credit in your situation.

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

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your Common Stock or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Common Stock or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Form 20-F is also available at the website of the Company. URL : http://www.kubota.co.jp

I. Subsidiary Information

Not applicable

Item 11. Quantitative and Qualitative Disclosures about Market Risk

In order to manage potential adverse effects caused by market fluctuations in the financial assets and liabilities, the Company may hedge the market risk of the financial assets and liabilities by using derivative instruments which include foreign exchange forward contracts, foreign currency option contracts, interest swap agreements and currency swap agreements. The Company uses these derivative financial instruments solely for risk hedging purposes and no derivative transactions are held or used for speculative purposes. The financial institutions with which the Company enters derivative agreements are selected based on the defined criteria on credit ratings of those financial institutions. Among the market risks described below, no specific hedging activities are undertaken with regard to the price fluctuations of equity securities held by the Company as marketable securities.

And in the information stated below, there are no material changes between fiscal 2006 and 2005.

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in, and transactions with, its international operations. The Company utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flow resulting from accounts receivable and payable and future transactions denominated in foreign currencies (mainly U.S. Dollars, Euros, and Bahts).

The following tables provide information regarding the Company’s derivative financial instruments related to foreign exchange forward contracts and currency swaps as of March 31, 2006, which was translated into Japanese yen at the year-end spot rate.

Foreign Exchange Forward Contracts and Currency Swaps

Sell U.S. Dollar, Buy Yen (as of March 31, 2006)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥35,160	¥35,217	$300,513	$301,000
4-6 months	9,771	9,828	83,513	84,000

Total	¥44,931	¥45,045	$384,026	$385,000

Sell U.S. Dollar, Buy Canada Dollar (as of March 31, 2006)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥282	¥283	$2,410	$2,419

Total	¥282	¥283	$2,410	$2,419

Sell Euro, Buy Yen (as of March 31, 2006)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥7,726	¥7,897	$66,034	$67,496
4-6 months	2,522	2,560	21,556	21,880
7-9 months	60	60	513	513

Total	¥10,308	¥10,517	$88,103	$89,889

Sell Baht, Buy Yen (as of March 31, 2006)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥2,363	¥2,468	$20,197	$21,094
4-6 months	2,779	2,865	23,751	24,488
7-9 months	782	805	6,684	6,880

Total	¥5,924	¥6,138	$50,632	$52,462

Sell Baht, Buy U.S. Dollar (as of March 31, 2006)

	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥9	¥9	$77	$77

Total	¥9	¥9	$77	$77

Sell Baht, Buy Euro (as of March 31, 2006)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥2	¥2	$17	$17

Total	¥2	¥2	$17	$17

Sell Canada Dollar, Buy Yen (as of March 31, 2006)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥308	¥303	$2,632	$2,590

Total	¥308	¥303	$2,632	$2,590

Sell Won, Buy Yen (as of March 31, 2006)
	Millions of Yen		Thousands of Dollars
	Receive	Pay	Receive	Pay
Remaining Contract Term
1-3 months	¥213	¥217	$1,821	$1,855

Total	¥213	¥217	$1,821	$1,855

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to changes in interest rates are disclosed in Note 7, “Short-Term Borrowings and Long-Term Debt” of the consolidated financial statements. The Company uses interest rate swap agreements to enable the Company to choose between fixed and variable interest rates depending on how the funds are used as well as diversifying funding methods and lowering funding costs.

The Company’s policies in contracting borrowings are as follows:

1)	to secure diversified financing resources

2)	to procure long-term borrowings in fixed rates for long-term funds, and short-term borrowings for short-term funds

3)	to maintain a balance between bonds and bank loans

4)	to reduce financing costs

Under these policies, the Company uses interest rate swap agreements.

The following table provides information, at March 31, 2006, about the Company’s interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2006, which are translated into yen at the year-end spot rate.

Interest Rate Swap Contracts

	Weighted average rate		Notional amount
Maturities, years ending March 31. (As of March 31, 2006)	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2007	2.36%	2.06%	¥27,660	$236,410
2008	1.84	2.04	15,900	135,897
2009	1.83	2.15	10,183	87,034
2010	1.32	1.79	3,313	28,316
2011	3.07	4.00	505	4,316

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the net losses on derivatives included in accumulated other comprehensive income at March 31, 2006 will be reclassified into earnings within the next 12 months.

Equity Price Risk

The Company’s short-term and other investments are exposed to changes in equity price risks and consist mainly of available-for-sale securities. Fair value and other information for such equity securities are disclosed in Note 4, “Other Investments” of the consolidated financial statements.

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

The following tables provide information of fair value of finance instruments at the end of fiscal 2006.

	Millions of Yen		Thousands of U.S. Dollars
	Carrying value	Fair value	Carrying value	Fair value
Financial assets;
Financial receivables-net	¥203,625	¥193,578	$1,740,385	$1,654,513
Financial liabilities;
Long-term debt	(196,021)	(190,718)	(1,675,393)	(1,630,068)
Derivative financial instruments recorded as (liabilities) assets;
Foreign exchange instruments	(108)	(108)	(923)	(923)
Interest rate swaps and other instruments	163	163	1,393	1,393

Item 12. Description of Securities Other Than Equity Securities

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

The Company’s management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2006. Based on that evaluation, the Company’s chief executive and chief financial officers concluded that the disclosure controls and procedures were not effective as of that date because of the material weaknesses in internal control over financial reporting (as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934) described below.

In connection with the original filing of the Form 20-F for the year ended March 31, 2005, the Company’s management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s chief executive and chief financial officers concluded that the Company’s disclosure controls and procedures were effective as of that date.

In connection with the filing of Form 20-F/A for the fiscal year ended March 31, 2005, which was filed on June 27, 2006, the Company’s management, with the participation of its chief executive and chief financial officers, reevaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2005. This reevaluation included examination of the process and procedures for gathering and summarizing the information relating to the sale by the Company of a subsidiary, which operated a golf course, during the fiscal year ended March 31, 2005, for which restatements have been made to the Company’s consolidated financial statements in response to a comment from the staff of the U.S. Securities and Exchange Commission. In the consolidated financial statements included in the Form 20-F, the results of operations of the subsidiary were not accounted for as a discontinued operation as required by Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). The Company’s management determined that the failure to ensure the correct application of that Statement with respect to the reporting of results of operation of the subsidiary was attributable to a material weakness in the Company’s internal control over financial reporting. Based on the reevaluation mentioned above, the Company’s chief executive and chief financial officers concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2005 solely due to such material weakness in its internal control over financial reporting.

To remediate the above-mentioned material weakness in the Company’s internal control over financial reporting, the Company has taken, or is taking, the following measures:

•	The Company has been formulating an accounting staff’s checklist to ensure the correct application of SFAS 144 with respect to discontinued operations. With this checklist, the Company’s management will check whether there are any operations to be accounted for as a discontinued operation, and if there is any such discontinued operation, whether it is appropriately accounted for in accordance with SFAS 144.

•	The Company has been preparing to implement management’s additional oversight controls to review and approve accounting treatment and related documentation to ensure SFAS 144 is appropriately applied with respect to discontinued operations.

•	The disclosure committee of the Company now monitors and confirms whether the discontinued operations are accounted for correctly in accordance with SFAS 144 when the committee reviews the Company’s financial statements and its disclosures.

As of filing date of this Form 20-F, the Company has not yet completed the implementation of the remediation measures described above. The Company currently expects to complete the implementation by the end of the year ending March 31, 2007. Accordingly, as of March 31, 2006, the material weaknesses described above had not been remediated.

The Company has taken steps to confirm that, notwithstanding the material weakness described above, the financial statements included in this Annual Report on Form 20-F fairly present, in all material respects, its financial position, results of operations and cash flows for the periods presented in accordance with accounting principles generally accepted in the United States of America.

No change in the Company’s internal control over financial reporting occurred during the year ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A . Audit Committee Financial Expert

The Company’s Board of Corporate Auditors has determined that Yoshio Suekawa qualifies as an “audit committee financial expert” as defined by the rules of the SEC. He is a certified public accountant in Japan. He started his career at Lowe Bingham and Luckie (subsequently, PricewaterhouseCoopers, Osaka) in 1959. Since then he has worked in several major accounting firms including Deloitte Touche Tohmatsu as a public accountant for more than 40 years. From 1974 to 1976 he worked at the office of Price Waterhouse in Los Angeles. Currently he maintains Suekawa CPA Office and is a special visiting professor of the faculty of commerce at Doshisha University. He was elected as one of the Company’s Corporate Auditors at the ordinary general meeting of shareholders held on June 25, 2004. See Item 6.A. for information regarding his business experience. And he meets the independence requirements imposed on corporate auditors under the Corporate Law of Japan.

Item 16B . Code of Ethics

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

Item 16C. Principal Accountant Fees and Services

Policies for Pre-Approval of Audit and Non-Audit Services rendered by Independent Auditors

The Board of Corporate Auditors of the Company consists of 5 auditors, including 3 outside corporate auditors. The Board has adopted Pre-Approval Policies and Procedures for Audit and Non-Audit Services (the “Policies”) for the purpose of supervising its independent auditors’ work. The Policies govern external auditors to render audit or non-audit services to the Company. The Policies classify audit and non-audit services into 3 categories depending on the nature of services and regulate them differently.

The first category includes the following services and they are pre-approved comprehensively.

•	All services necessary to perform audit or review of the Company and any subsidiaries to comply with the rules of the SEC, Corporate Law of Japan, Securities and Exchange Law of Japan, rules and regulation of Stock Exchanges in Japan and any other rules and regulation, and related consultation of accounting procedures and voluntary audit and examination of subsidiaries.

•	Audit-related services, such as due diligence related to merger & acquisition activity, audit of employee benefit plans including audit of pension fund and audit or review of information systems related to accounting.

•	Services and consultation related to the preparation of tax returns.

•	Other services, such as consultation related to information systems other than accounting, consultation related to welfare of employees and training of employees regarding accounting practices.

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

Fees and Services of Deloitte Touche Tohmatsu

The following table discloses the aggregate fees accrued or paid to Deloitte Touche Tohmatsu for each of the last 2 fiscal years:

	(Millions of yen)
	Year ended March 31, 2006	Year ended March 31, 2005
Audit fees	¥263	¥195
Audit-related fees	15	17
Tax fees	149	129
All other fees	92	203

Total	¥519	¥544

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to the Company through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, the Company relies on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

1.	The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors.

2.	Japanese law must and does require the board of corporate auditors to be separate from the board of directors.

3.	None of the members of the board of corporate auditors is elected by management, and none of the listed company’s executive officers is a member of the board of corporate auditors.

4.	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management.

5.	The board of corporate auditors, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

6.	To the extent permitted by Japanese law:

•	the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•	the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

In the Company’s assessment, the Company’s Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the Company’s purchases of its common stock during fiscal 2006:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2005 – April 30, 2005	8,218	556.39	0	0
May 1, 2005 – May 31, 2005	6,147	567.24	0	0
June 1, 2005 – June 30, 2005	11,002	612.77	0	10,000,000
July 1, 2005 – July 31, 2005	23,901	622.74	0	10,000,000
August 1, 2005 – August 31, 2005	19,594	670.84	0	10,000,000
September 1, 2005 – September 30, 2005	21,078	722.42	0	10,000,000
October 1, 2005 – October 31, 2005	3,039,431	756.71	3,027,000	6,973,000
November 1, 2005 – November 30, 2005	14,024	902.12	0	6,973,000
December 1, 2005 – December 31, 2005	5,078,375	954.09	5,060,000	10,000,000
January 1, 2006 – January 31, 2006	8,109,235	943.04	8,100,000	1,900,000
February 1, 2006 – February 28, 2006	18,245	1,062.21	0	1,900,000
March 1, 2006 – March 31, 2006	13,290	1,143.17	0	0

Total	16,362,540	—	16,187,000	—

Note:	1) In accordance with the Commercial Code and its related legislations, all purchases other than purchases publicly announced were made as a result of holders of shares less than one unit, which is 1,000 shares of common stock, requesting the Company to purchase shares that are a fraction of a unit.

2) In fiscal 2006, the Company established 3 programs of purchasing its shares on market. The Company executed the programs pursuant to Article 211-3, Paragraph 1, item 2 of the Commercial Code. None of these programs was terminated prior to expiration. Details of each program are as follows:

(1) The program resolved at the Board of Directors’ Meeting held on June 24, 2005

i) Day of announcement:	June 24, 2005
ii) Type of shares to be purchased:	Shares of common stock of the Company
iii) Number of shares to be purchased:	Not exceeding 10.0 million shares
iv) Amount of shares to be purchased:	Not exceeding ¥6.5 billion
v) Term of validity:	From June 27, 2005 to September 15, 2005

(2) The program resolved at the Board of Directors’ Meeting held on September 16, 2005

i) Day of announcement:	September 16, 2005
ii) Type of shares to be purchased:	Shares of common stock of the Company
iii) Number of shares to be purchased:	Not exceeding 10.0 million shares
iv) Amount of shares to be purchased:	Not exceeding ¥7.5 billion
v) Term of validity:	From September 20, 2005 to December 15, 2005

(3) The program resolved at the Board of Directors’ Meeting held on December 16, 2005

i) Day of announcement:	December 16, 2005
ii) Type of shares to be purchased:	Shares of common stock of the Company
iii) Number of shares to be purchased:	Not exceeding 10.0 million shares
iv) Amount of shares to be purchased:	Not exceeding ¥10.5 billion
v) Term of validity:	From December 19, 2005 to March 22, 2006

PART III

Item 17. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 18. Financial Statements

Not applicable

Item 19. Exhibits

Documents filed as exhibits to this annual report are as follows:

The financial section of the Company’s 2006 Annual Report to Shareholders

Pages in the Financial Section of 2006 Annual Report to Shareholders
Five-Year Financial Summary of Operations [Information with respect to Item 3 is included]	11

Segment Information	24 to 25

Consolidated Financial Statements as indicated in accompanying Index to Consolidated Financial Statements	26 to 53

Independent Auditors’ Report	54

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics for Senior Financial Officers of the Registrant (English translation)

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

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

KUBOTA CORPORATION

Date; September 21, 2006	By	/s/ Hirokazu Nara
Hirokazu Nara
Director
(Principal Financial and Accounting Officer)

Kubota Corporation and Subsidiaries

Consolidated Financial Statements

Comprising Item 17 of Annual Report on Form 20-F

to Securities and Exchange Commission

for the Years Ended March 31, 2006, 2005, and 2004,

and Independent Auditors’ Report

Kubota Corporation and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Consolidated Financial Statements and Independent Auditors’ Report Included in the Financial Section of the Company’s 2006 Annual Report to Shareholders Attached Hereto and Incorporated by Reference:

Five-Year Financial Summary

Kubota Corporation and Subsidiaries    Years Ended March 31, 2006, 2005, 2004, 2003, and 2002

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2006	2005	2004	2003	2002	2006
For the year
Net sales	¥1,051,040	¥983,226	¥929,876	¥925,788	¥965,429	$8,983,248
Percentage of previous year	106.9%	105.7%	100.4%	95.9%	98.1%
Cost of sales	747,380	713,312	701,718	695,543	729,834	6,387,864
Selling, general, and administrative expenses	185,451	181,727	199,189	180,857	188,112	1,585,051
Loss from disposal and impairment of businesses and fixed assets	4,709	1,414	6,359	2,816	12,788	40,248
Operating income	113,500	86,773	22,610	46,572	34,695	970,085
Income from continuing operations	81,034	106,801	12,495	8,995	9,838	692,598
Income (loss) from discontinued operations, net of taxes	—	11,100	(795)	(16,999)	(308)	—
Net income (loss):	81,034	117,901	11,700	(8,004)	9,530	692,598
Percentage of previous year	68.7%	1,007.7%	—	—	97.3%
Percentage of net sales	7.7%	12.0%	1.3%	(0.9)%	1.0%
Net income (loss) per common share (Yen and U.S. Dollars):
Basic	¥62.14	¥89.11	¥8.72	¥(5.84)	¥6.78	$0.53
Diluted	61.67	86.83	8.53	(5.84)	6.67	0.53
Net income (loss) per 5 common shares (Yen and U.S. Dollars):
Basic	¥311	¥446	¥44	¥(29)	¥34	$2.66
Diluted	308	434	43	(29)	33	2.63
Cash dividends per common share (Yen and U.S. Dollars):	¥9	¥6	¥6	¥6	¥6	$0.08
Cash dividends per 5 common shares (Yen and U.S. Dollars):	¥45	¥30	¥30	¥30	¥30	$0.38

At year-end
Total assets	¥1,405,402	¥1,193,056	¥1,124,225	¥1,139,011	¥1,200,117	$12,011,983
Working capital	241,786	171,326	199,747	159,221	169,428	2,066,547
Long-term debt	152,024	117,488	144,845	155,966	167,850	1,299,351
Total shareholders’ equity	606,484	481,019	391,082	315,443	394,970	5,183,624
Shareholders’ equity per common share outstanding (Yen and U.S. Dollars):	¥466.71	¥369.90	¥291.81	¥234.45	¥284.07	$3.99
Shareholders’ equity per 5 common shares outstanding (Yen and U.S. Dollars):	¥2,334	¥1,849	¥1,459	¥1,172	¥1,420	$19.95

Notes: 1.	The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥117= US$1. See Note 1 to the consolidated financial statements.
2.	The Company has not accounted for a nonmonetary security exchange transaction that occurred during the year ended March 31, 1997 in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
3.	Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
4.	Cash dividends per common share are based on dividends paid during the year.

11

•	SEGMENT INFORMATION

The following segment information for the years ended March 31, 2006 and 2005, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Industry Segments

	Millions of Yen
Year Ended March 31, 2006	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales:
Unaffiliated customers	¥658,776	¥189,708	¥110,479	¥92,077	¥1,051,040	¥—	¥1,051,040
Intersegment	40	2,184	209	15,176	17,609	(17,609)	—

Total	658,816	191,892	110,688	107,253	1,068,649	(17,609)	1,051,040
Cost of sales and operating expenses	555,687	172,637	106,475	105,073	939,872	(2,332)	937,540

Operating income	¥103,129	¥19,255	¥4,213	¥2,180	¥128,777	¥(15,277)	¥113,500

Identifiable assets at March 31, 2006	¥760,001	¥181,740	¥92,996	¥81,461	¥1,116,198	¥289,204	¥1,405,402
Depreciation	15,284	5,308	798	1,492	22,882	2,508	25,390
Loss from impairment	61	82	59	836	1,038	—	1,038
Capital expenditures	25,482	3,585	389	1,479	30,935	2,870	33,805

	Millions of Yen
Year Ended March 31, 2005	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales:
Unaffiliated customers	¥582,664	¥170,629	¥117,633	¥112,300	¥983,226	¥—	¥983,226
Intersegment	88	8,237	249	14,956	23,530	(23,530)	—

Total	582,752	178,866	117,882	127,256	1,006,756	(23,530)	983,226
Cost of sales and operating expenses	503,596	167,391	112,167	123,374	906,528	(10,075)	896,453

Operating income	¥79,156	¥11,475	¥5,715	¥3,882	¥100,228	¥(13,455)	¥86,773

Identifiable assets at March 31, 2005	¥614,123	¥190,669	¥105,890	¥100,874	¥1,011,556	¥181,500	¥1,193,056
Depreciation	14,154	6,368	930	1,678	23,130	2,338	25,468
Loss from impairment	77	—	42	976	1,095	—	1,095
Capital expenditures	17,482	1,823	358	1,388	21,051	5,046	26,097

	Thousands of U.S. Dollars
Year Ended March 31, 2006	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales:
Unaffiliated customers	$5,630,564	$1,621,436	$944,265	$786,983	$8,983,248	$—	$8,983,248
Intersegment	342	18,667	1,786	129,709	150,504	(150,504)	—

Total	5,630,906	1,640,103	946,051	916,692	9,133,752	(150,504)	8,983,248
Cost of sales and operating expenses	4,749,462	1,475,530	910,043	898,060	8,033,095	(19,932)	8,013,163

Operating income	$881,444	$164,573	$36,008	$18,632	$1,100,657	$(130,572)	$970,085

Identifiable assets at March 31, 2006	$6,495,735	$1,553,333	$794,838	$696,248	$9,540,154	$2,471,829	$12,011,983
Depreciation	130,632	45,368	6,821	12,752	195,573	21,436	217,009
Loss from impairment	522	701	504	7,145	8,872	—	8,872
Capital expenditures	217,795	30,641	3,325	12,641	264,402	24,530	288,932

Geographic Segments

	Millions of Yen
Year Ended March 31, 2006	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales:
Unaffiliated customers	¥659,062	¥273,078	¥118,900	¥1,051,040	¥—	¥1,051,040
Intersegment	250,976	4,934	4,070	259,980	(259,980)	—

Total	910,038	278,012	122,970	1,311,020	(259,980)	1,051,040
Cost of sales and operating expenses	807,788	257,080	111,547	1,176,415	(238,875)	937,540

Operating income	¥102,250	¥20,932	¥11,423	¥134,605	¥(21,105)	¥113,500

Identifiable assets at March 31, 2006	¥730,366	¥390,122	¥80,353	¥1,200,841	¥204,561	¥1,405,402

	Millions of Yen
Year Ended March 31, 2005	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales:
Unaffiliated customers	¥659,283	¥232,135	¥91,808	¥983,226	¥—	¥983,226
Intersegment	193,242	3,000	2,792	199,034	(199,034)	—

Total	852,525	235,135	94,600	1,182,260	(199,034)	983,226
Cost of sales and operating expenses	778,412	215,044	87,207	1,080,663	(184,210)	896,453

Operating income	¥74,113	¥20,091	¥7,393	¥101,597	¥(14,824)	¥86,773

Identifiable assets at March 31, 2005	¥746,627	¥259,218	¥64,737	¥1,070,582	¥122,474	¥1,193,056

	Thousands of U.S. Dollars
Year Ended March 31, 2006	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales:
Unaffiliated customers	$5,633,009	$2,334,000	$1,016,239	$8,983,248	$—	$8,983,248
Intersegment	2,145,094	42,171	34,786	2,222,051	(2,222,051)	—

Total	7,778,103	2,376,171	1,051,025	11,205,299	(2,222,051)	8,983,248
Cost of sales and operating expenses	6,904,171	2,197,265	953,393	10,054,829	(2,041,666)	8,013,163

Operating income	$873,932	$178,906	$97,632	$1,150,470	$(180,385)	$970,085

Identifiable assets at March 31, 2006	$6,242,444	$3,334,376	$686,778	$10,263,598	$1,748,385	$12,011,983

Sales by Region

	Millions of Yen				Thousands of U.S. Dollars 2006
Years Ended March 31, 2006 and 2005	2006		2005
Japan	¥630,811	60.0%	¥637,902	64.9%	$5,391,547
Overseas:
North America	271,329	25.8	232,631	23.6	2,319,051
Other Areas	148,900	14.2	112,693	11.5	1,272,650

Subtotal	420,229	40.0	345,324	35.1	3,591,701

Total	¥1,051,040	100.0%	¥983,226	100.0%	$8,983,248

Sales by region represent sales to unaffiliated customers based on the customers’ locations.

CONSOLIDATED BALANCE SHEETS

Kubota Corporation and Subsidiaries    March 31, 2006 and 2005

	Millions of Yen		Thousands of U.S. Dollars (Note 1) 2006
	2006	2005
ASSETS

Current assets:
Cash and cash equivalents	¥91,858	¥74,563	$785,111
Notes and accounts receivable (Notes 3, 6, 7, 10 and 18):
Trade notes	70,007	72,517	598,351
Trade accounts	242,865	248,338	2,075,769
Less: Allowance for doubtful notes and accounts receivable (Note 6)	(2,155)	(2,257)	(18,419)
Short-term finance receivables—net (Notes 5, 7 and 18)	79,116	50,921	676,205
Inventories (Note 2)	175,660	155,146	1,501,368
Other current assets (Notes 12 and 18)	100,873	76,143	862,162

Total current assets	758,224	675,371	6,480,547

Investments and long-term finance receivables:
Investments in and advances to affiliated companies (Note 3)	13,145	11,808	112,350
Other investments (Notes 4 and 7)	236,629	146,979	2,022,470
Long-term finance receivables—net (Notes 5, 7 and 18)	124,509	80,725	1,064,180

Total investments and long-term finance receivables	374,283	239,512	3,199,000

Property, plant, and equipment (Note 7):
Land	82,978	83,031	709,214
Buildings	203,985	200,173	1,743,462
Machinery and equipment	367,150	359,659	3,138,034
Construction in progress	6,236	4,499	53,299

Total	660,349	647,362	5,644,009
Accumulated depreciation	(433,977)	(427,612)	(3,709,205)

Net property, plant, and equipment	226,372	219,750	1,934,804

Other assets (Notes 6, 8 and 12)	46,523	58,423	397,632

Total	¥1,405,402	¥1,193,056	$12,011,983

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 1) 2006
	2006	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 7)	¥132,209	¥119,802	$1,129,991
Trade notes payable	33,560	33,675	286,838
Trade accounts payable	186,901	183,367	1,597,444
Advances received from customers	7,311	4,104	62,487
Notes and accounts payable for capital expenditures	13,348	9,094	114,086
Accrued payroll costs	24,310	23,616	207,778
Accrued expenses	28,587	24,998	244,333
Income taxes payable	12,376	12,223	105,778
Other current liabilities (Note 17)	27,816	26,289	237,744
Current portion of long-term debt (Note 7)	50,020	66,877	427,521

Total current liabilities	516,438	504,045	4,414,000

Long-term liabilities:
Long-term debt (Note 7)	152,024	117,488	1,299,351
Accrued retirement and pension costs (Note 8)	53,633	65,836	458,402
Other long-term liabilities (Note 12)	47,925	3,093	409,615

Total long-term liabilities	253,582	186,417	2,167,368

Commitments and contingencies (Note 17)

Minority interests	28,898	21,575	246,991

Shareholders’ equity (Notes 9 and 14):
Common stock, authorized 1,874,700,000 shares and 1,931,000,000 shares in 2006 and 2005, respectively outstanding 1,299,487,964 shares and 1,300,413,082 shares in 2006 and 2005, respectively	84,070	78,156	718,547
Capital surplus	93,150	87,263	796,154
Legal reserve	19,539	19,539	167,000
Retained earnings	323,116	290,187	2,761,675
Accumulated other comprehensive income	86,769	27,507	741,615
Treasury stock (381,216 shares and 40,395,896 shares in 2006 and 2005, respectively), at cost	(160)	(21,633)	(1,367)

Total shareholders’ equity	606,484	481,019	5,183,624

Total	¥1,405,402	¥1,193,056	$12,011,983

CONSOLIDATED STATEMENTS OF INCOME

Kubota Corporation and Subsidiaries    Years Ended March 31, 2006, 2005, and 2004

	Millions of Yen			Thousands of U.S. Dollars (Note 1) 2006
	2006	2005	2004
Net sales (Note 3)	¥1,051,040	¥983,226	¥929,876	$8,983,248
Cost of sales	747,380	713,312	701,718	6,387,864
Selling, general, and administrative expenses	185,451	181,727	199,189	1,585,051
Loss from disposal and impairment of businesses and fixed assets (Note 16)	4,709	1,414	6,359	40,248

Operating income	113,500	86,773	22,610	970,085

Other income (expenses):
Interest and dividend income	14,355	9,488	7,264	122,692
Interest expense	(7,122)	(4,699)	(4,252)	(60,872)
Gain on sales of securities—net	4,703	1,604	3,161	40,197
Gain on nonmonetary exchange of securities (Note 1)	15,901	—	—	135,906
Subsidy from the government (Note 8)	—	58,571	—	—
Other—net (Note 11)	(931)	4,298	(891)	(7,957)

Other income, net	26,906	69,262	5,282	229,966

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	140,406	156,035	27,892	1,200,051

Income taxes (Note 12):
Current	34,433	34,491	29,255	294,299
Deferred	21,634	13,625	(15,554)	184,906

Total income taxes	56,067	48,116	13,701	479,205

Minority interests in earnings of subsidiaries	4,938	3,442	2,476	42,205

Equity in net income of affiliated companies (Note 3)	1,633	2,324	780	13,957

Income from continuing operations	81,034	106,801	12,495	692,598

Income (loss) from discontinued operations, net of taxes (Note 19)	—	11,100	(795)	—

Net income	¥81,034	¥117,901	¥11,700	$692,598

	Yen			U.S. Dollar (Note 1)
Net income (loss) per common share (Note 13):
Basic:
Continuing operations	¥62.14	¥80.72	¥9.31	$0.53
Discontinued operations	—	8.39	(0.59)	—

Net income	¥62.14	¥89.11	¥8.72	$0.53

Diluted:
Continuing operations	¥61.67	¥78.67	¥9.09	$0.53
Discontinued operations	—	8.16	(0.56)	—

Net income	¥61.67	¥86.83	¥8.53	$0.53

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Kubota Corporation and Subsidiaries    Years Ended March 31, 2006, 2005, and 2004

	Millions of Yen			Thousands of U.S. Dollars (Note 1) 2006
	2006	2005	2004
Net income	¥81,034	¥117,901	¥11,700	$692,598

Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments	13,570	(1,468)	(7,535)	115,983
Unrealized gains on securities	45,017	517	43,368	384,761
Minimum pension liability adjustment	—	3,492	37,565	—
Unrealized gains (losses) on derivatives	675	(1,109)	772	5,769

Other comprehensive income	59,262	1,432	74,170	506,513

Comprehensive income	¥140,296	¥119,333	¥85,870	$1,199,111

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Kubota Corporation and Subsidiaries    Years Ended March 31, 2006, 2005, and 2004

	Shares of Common Stock Outstanding (Thousands)	Millions of Yen
		Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2003	1,345,450	¥78,156	¥87,263	¥19,539	¥200,517	¥(48,095)	¥(21,937)
Net income					11,700
Other comprehensive income						74,170
Cash dividends, ¥6 per common share					(8,061)
Purchases of treasury stock	(5,253)						(2,170)

Balance, March 31, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)
Net income					117,901
Other comprehensive income						1,432
Cash dividends, ¥6 per common share					(7,989)
Purchases of treasury stock	(39,784)						(21,407)
Retirement of treasury stock					(23,881)		23,881

Balance, March 31, 2005	1,300,413	78,156	87,263	19,539	290,187	27,507	(21,633)
Net income					81,034
Other comprehensive income						59,262
Cash dividends, ¥9 per common share					(11,769)
Purchases of treasury stock	(16,285)						(14,863)
Retirement of treasury stock					(36,336)		36,336
Conversion of bonds	15,360	5,914	5,887

Balance, March 31, 2006	1,299,488	¥84,070	¥93,150	¥19,539	¥323,116	¥86,769	¥(160)

	Thousands of U.S. Dollars (Note 1)
	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2005	$668,000	$745,838	$167,000	$2,480,231	$235,102	$(184,897)
Net income				692,598
Other comprehensive income					506,513
Cash dividends, $0.08 per common share				(100,590)
Purchases of treasury stock						(127,034)
Retirement of treasury stock				(310,564)		310,564
Conversion of bonds	50,547	50,316

Balance, March 31, 2006	$718,547	$796,154	$167,000	$2,761,675	$741,615	$(1,367)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Kubota Corporation and Subsidiaries    Years Ended March 31, 2006, 2005, and 2004

	Millions of Yen			Thousands of U.S. Dollars (Note 1) 2006
	2006	2005	2004
Operating activities:
Net income	¥81,034	¥117,901	¥11,700	$692,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,821	25,808	27,755	220,692
Provision for doubtful receivables	55	79	783	470
Provision for (reversal of) accrued retirement and pension costs	(12,514)	(7,306)	48,516	(106,957)
Subsidy from the government	—	(58,571)	—	—
Gain on sales of securities	(4,703)	(1,604)	(3,161)	(40,197)
Gain on nonmonetary exchange of securities	(15,901)	—	—	(135,906)
Valuation losses on short-term and other investments	403	423	1,083	3,444
Loss on disposals of fixed assets	23	1,341	4,122	197
Impairment loss on fixed assets	1,038	1,095	1,263	8,872
Equity in net income of affiliated companies	(1,633)	(2,324)	(780)	(13,957)
Deferred income taxes	21,634	13,625	(15,554)	184,906
Change in assets and liabilities, net of effects from sales and transfer of business:
(Increase) decrease in notes and accounts receivable	11,099	(19,540)	48,241	94,863
(Increase) decrease in inventories	(11,736)	(8,129)	6,954	(100,308)
Increase in other current assets	(10,559)	(15,159)	(15,812)	(90,248)
Increase (decrease) in trade notes and accounts payable	(4,060)	22,404	(9,521)	(34,701)
Increase (decrease) in income taxes payable	(167)	(3,363)	5,195	(1,427)
Increase in other current liabilities	4,408	3,151	310	37,675
Other	3,615	(2,923)	(1,519)	30,899

Net cash provided by operating activities	87,857	66,908	109,575	750,915

Investing activities:
Purchases of fixed assets	(25,680)	(20,818)	(26,493)	(219,487)
Purchases of investments and change in advances	442	(495)	9,257	3,778
Proceeds from sales of property, plant, and equipment	5,568	2,769	3,129	47,590
Proceeds from sales of investments	8,499	2,981	8,182	72,641
Proceeds from sale of business	218	1,117	2,562	1,863
Increase in finance receivables	(142,393)	(119,878)	(115,117)	(1,217,034)
Collection of finance receivables	80,163	53,575	31,192	685,154
Sales of finance receivables	11,753	5,208	50,019	100,453
Net (increase) decrease in short-term investments	—	3,001	(2,991)	—
Cash transferred in sale of a business	—	(6,048)	—	—
Other	138	360	(117)	1,179

Net cash used in investing activities	(61,292)	(78,228)	(40,377)	(523,863)

Financing activities:
Proceeds from issuance of long-term debt	88,829	39,582	37,128	759,222
Repayments of long-term debt	(71,719)	(39,081)	(74,171)	(612,983)
Net increase (decrease) in short-term borrowings	335	34,453	(7,489)	2,863
Cash dividends	(11,769)	(7,989)	(8,061)	(100,590)
Purchases of treasury stock	(14,898)	(21,451)	(2,223)	(127,333)
Other	(964)	(1,006)	(281)	(8,239)

Net cash provided by (used in) financing activities	(10,186)	4,508	(55,097)	(87,060)

Effect of exchange rate changes on cash and cash equivalents	916	154	(242)	7,829

Net increase (decrease) in cash and cash equivalents	17,295	(6,658)	13,859	147,821

Cash and cash equivalents, beginning of year	74,563	81,221	67,362	637,290

Cash and cash equivalents, end of year	¥91,858	¥74,563	¥81,221	$785,111

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Kubota Corporation and Subsidiaries    Years Ended March 31, 2006, 2005, and 2004

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

The manufacturing operations of the Company are conducted primarily at 20 plants in Japan and at 7 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are sold both in Japan and overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) with the exception of FASB Emerging Issues Task Force (“EITF”) Issue No. 91-5, “Nonmonetary Exchange of Cost-Method Investments” (see Investments). The presentation of segment information required by Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” has also been omitted.

Certain reclassifications have been made to the consolidated financial statements for 2005 and 2004 to conform with classifications used in 2006.

Translation into United States Dollars

The parent company and its domestic subsidiaries maintain their accounts in Japanese yen, the currency of the country in which they are incorporated and principally operate. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2006 of ¥117= US$1, solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. The accounts of certain consolidated subsidiaries that have December 31 fiscal year-ends have been included in the March 31 consolidated financial statements. The accounts of variable interest entity (“VIE”) as defined by the FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN46R”) are included in the consolidated financial statements, if applicable.

The Company is involved with the VIE which engage in sales activities within the Internal Combustion Engine and Machinery segment. The VIE has been consolidated by the Company in accordance with FIN46R.

Total assets of the VIE at March 31, 2006 were ¥2,497 million ($21,342 thousand). Whole assets of the VIE are not collateral for the VIE’s obligations. Also, the creditors or beneficial interest holders of the consolidated VIE have no recourse to the general credit of the Company.

The Company is not a primary beneficiary of the unconsolidated VIEs and does not hold any significant variable interests in the VIEs.

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

Sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer for short-term contracts, and recorded under the percentage-of-completion method of accounting for long-term contracts. (See Note 10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS). Estimated losses on sales contracts are recorded in the period in which they are identified. The percentages of net sales for the years ended March 31, 2006, 2005, and 2004 that pertain to long-term contracts are 4.1%, 6.3%, and 6.5%, respectively.

Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. The percentages of net sales for the years ended March 31, 2006, 2005, and 2004 that pertain to housing real estate sales are 0.5%, 1.0%, and 1.0%, respectively.

Finance receivables are composed of the total arrangement fee less unamortized discounts. Based on imputed interest for the time value of money and reserve for credit losses, income is recorded over the terms of the receivables using the interest method.

Foreign Currency Translation

Under the provisions of SFAS No. 52, “Foreign Currency Translation,” assets and liabilities of foreign subsidiaries are translated into Japanese yen at year- end exchange rates, and income and expenses are translated at the average exchange rates for the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. Exchange gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

Securitization of Receivables

The Company sells trade and finance receivables to investors through bankruptcy-remote independent securitization trusts. At the time the receivables are sold to the securitization trusts, the balances are removed from the consolidated balance sheet of the Company. The investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. The gain or loss for each qualifying sale of receivables is determined based on book value allocated to the portion sold.

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

Investments

Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Company classifies all its debt securities and marketable equity securities as available for sale and carries them at fair value with a corresponding recognition of the net unrealized holding gain or loss (net of tax) as an item of other comprehensive income in shareholders’ equity. The fair values of those securities are determined based on quoted market prices.

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. When a decline in the value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates the extent to which cost exceeds market value, the duration of market declines, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment.

(Merger of Bank of Tokyo and Mitsubishi Bank)

On April 1, 1996, The Bank of Tokyo, Ltd. (“BOT”) and The Mitsubishi Bank, Limited, merged. Upon the merger, each common share of BOT owned by the Company which had been carried at cost was converted into 0.8 share of the combined entity, The Bank of Tokyo-Mitsubishi, Ltd. (currently part of Mitsubishi UFJ Financial Group, Inc. (“MUFG”)) For purposes of comparability with financial statements under Japanese GAAP, the Company did not account for the exchange under EITF 91-5, which requires recognition of a nonmonetary exchange gain on the common shares of BOT.

If EITF 91-5 had been adopted, net income would have increased by ¥3,081 million for the year ended March 31, 1997, and decreased by ¥603 million for the year ended March 31, 2002. Net loss would have increased by ¥545 million for the year ended March 31, 2003. There would have been no impact on operating results for the years ended March 31, 2006, 2005, and 2004. Retained earnings would have decreased by ¥380 million ($3,248 thousand) at March 31, 2006, 2005, and 2004, with a corresponding increase in accumulated other comprehensive income. These amounts primarily reflect the unrecognized gain on the initial nonmonetary exchange in 1997 and subsequent losses on sales and impairment of the investment through 2003.

(Merger of UFJ Holdings and Mitsubishi Tokyo Financial Group)

On October 1, 2005, UFJ Holdings, Inc. (“UFJ”) and Mitsubishi Tokyo Financial Group, Inc. merged. Upon the merger, each common share of UFJ owned by the Company which had been carried at cost was converted into 0.62 share of the combined entity, MUFG.

For the year ended March 31, 2005, the Company accounted for gain on nonmonetary exchange of securities of ¥15,901 million ($135,906 thousand), based on the fair value of MUFG’s common shares of ¥18,284 million ($156,274 thousand) less carrying amounts of UFJ’s common shares of ¥2,383 million ($20,368 thousand).

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives are principally as follows:

Buildings	10-50 years
Machinery and equipment	2-14 years

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

Expense from Relief Payment for Health Hazard of Asbestos

The Company expenses payments to certain residents who lived near the Company’s plant and current and former employees when the Company determines that a payment is warranted based on the medical condition of the individual concerned and in accordance with the Company’s policies and procedures.

The Company also accrues an estimated loss from asbestos-related matters by a charge to income if both of the following conditions are met:

a.	It is probable that a liability had been incurred at the date of financial statements.

b.	The amount of loss can be reasonably estimated.

(See Note 17. COMMITMENTS AND CONTINGENCIES.)

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

Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets.”

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

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2006, 2005, and 2004, time deposits with original maturities of three months or less amounting to ¥4,195 million ($35,855 thousand), ¥3,333 million, and ¥7,866 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥6,911 million ($59,068 thousand), ¥4,401 million, and ¥4,459 million, and for income taxes amounted to ¥32,724 million ($279,692 thousand), ¥32,092 million, and ¥24,030 million in 2006, 2005, and 2004, respectively.

The Company retired treasury stock of ¥36,336 million ($310,564 thousand), and ¥23,881 million in 2006 and 2005, respectively.

Convertible bonds of ¥11,801 million ($100,863 thousand) were converted into common stock in 2006.

The Company capitalized leased assets under capital leases of ¥3,945 million ($33,718 thousand), ¥3,909 million, and ¥1,917 million in 2006, 2005, and 2004, respectively.

Use of Estimates in the Preparation of the Financial Statements

Management uses estimates in preparing the consolidated financial statements in conformity with US GAAP. Significant estimates used in the preparation of the consolidated financial statements are primarily in the areas of collectibility of private-sector notes and accounts receivable, inventory valuation, impairment of long-lived assets, valuation allowance for deferred tax assets, accruals for employee retirement and pension plans, and revenue recognition for long-term contracts. These estimates are assessed by the Company on a regular basis and management believes that material changes will not occur in the near term, although actual results could ultimately differ from these estimates.

New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43 (“ARB 43”), Chapter 4” in order to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB 43. SFAS No. 151 also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment to APB Opinion No. 29.” This statement eliminates the exception to measure exchanges at fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance. This statement is effective for nonmonetary exchanges in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle by requiring that a voluntary change in accounting principle be applied retrospectively with all prior periods’ financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS 154 also requires that a change in depreciation or amortization for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle and corrections of errors in previously issued financial statements should be termed a “restatement.” SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FSP FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“FSP 115-1”). FSP 115-1 explains when investments in debt securities and equity securities are considered to be impaired, and how such impairment loss is measured. FSP 115-1 is effective for other-than-temporary impairment loss for debt and equity securities incurred during fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

2. INVENTORIES

Inventories at March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Manufacturing:
Finished products	¥103,686	¥93,576	$886,205
Spare parts	21,287	18,516	181,940
Work in process	25,693	21,658	219,598
Raw materials and supplies	21,205	17,362	181,240

Subtotal	171,871	151,112	1,468,983

Real estate:
Completed projects, land to be developed, and projects under development	3,789	4,034	32,385

	¥175,660	¥155,146	$1,501,368

3. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Investments in and advances to affiliated companies at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Investments	¥13,109	¥11,558	$112,043
Advances	36	250	307

	¥13,145	¥11,808	$112,350

A summary of financial information of affiliated companies is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2006 and 2005	2006	2005	2006
Current assets	¥65,492	¥66,245	$559,761
Noncurrent assets	54,112	54,342	462,496

Total assets	119,604	120,587	1,022,257
Current liabilities	66,462	63,076	568,051
Noncurrent liabilities	21,807	29,102	186,385

Net assets	¥31,335	¥28,409	$267,821

	Millions of Yen			Thousands of U.S. Dollars
Years Ended March 31, 2006, 2005, and 2004	2006	2005	2004	2006
Net sales	¥219,920	¥222,753	¥153,819	$1,879,658
Cost of sales	162,124	165,050	115,154	1,385,675
Net income	3,126	4,886	2,236	26,718

Trade notes and accounts receivable from affiliated companies at March 31, 2006 and 2005 were ¥19,355 million ($165,427 thousand) and ¥22,729 million, respectively.

Sales to affiliated companies aggregated ¥54,484 million ($465,675 thousand), ¥64,465 million, and ¥74,886 million for the years ended March 31, 2006, 2005, and 2004, respectively.

Cash dividends received from affiliated companies were ¥48 million ($410 thousand), ¥28 million, and ¥486 million for the years ended March 31, 2006, 2005, and 2004, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥7,962 million ($68,051 thousand) and ¥6,694 million at March 31, 2006 and 2005.

4. OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2006 and 2005 were as follows:

	Millions of Yen
	2006				2005
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥37,208	¥153,697	¥116,489	¥—	¥22,040	¥87,232	¥65,193	¥1
Other equity securities	19,970	71,705	51,736	1	19,812	47,423	27,717	106
Corporate debt securities	—	—	—	—	813	820	12	5

	¥57,178	¥225,402	¥168,225	¥1	¥42,665	¥135,475	¥92,922	¥112

	Thousands of U.S. Dollars
	2006
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	$318,017	$1,313,650	$995,633	$—
Other equity securities	170,684	612,863	442,188	9
Corporate debt securities	—	—	—	—

	$488,701	$1,926,513	$1,437,821	$9

Gross unrealized holding losses and fair values on available-for-sale securities at March 31, 2006 and 2005 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of Yen
	2006				2005
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥—	¥—	¥—	¥—	¥9	¥1	¥—	¥—
Other equity securities	3	1	—	—	1,865	106	—	—
Corporate debt securities	—	—	—	—	0	5	—	—

	¥3	¥1	¥—	¥—	¥1,874	¥112	¥—	¥—

	Thousands of U.S. Dollars
	2006
	Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	$—	$—	$—	$—
Other equity securities	26	9	—	—
Corporate debt securities	—	—	—	—

	$26	$9	$—	$—

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2006, 2005, and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	2006
Proceeds from sales	¥8,499	¥2,981	¥8,182	$72,641
Gross realized gains	4,944	1,821	3,228	42,256
Gross realized losses	(241)	(217)	(67)	(2,060)

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥11,227 million ($95,957 thousand) and ¥11,504 million at March 31, 2006 and 2005, respectively.

Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method and each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

For the years ended March 31, 2006, 2005, and 2004, valuation losses on short-term and other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥403 million ($3,444 thousand), ¥423 million, and ¥1,083 million, respectively.

5. FINANCE RECEIVABLES

Finance receivables arise from sales of farm equipment and construction machinery to customers under retail finance agreements. The term of the receivables varies from one to seven years, with interest at rates ranging from 0.0% to 11.9% per annum.

Annual maturities of finance receivables at March 31, 2006 were as follows:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2007	¥79,116	$676,205
2008	62,733	536,180
2009	31,906	272,701
2010	19,256	164,581
2011	7,877	67,325
2012 and thereafter	2,737	23,393

Total	¥203,625	$1,740,385

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful notes and accounts receivable for the years ended March 31, 2006, 2005, and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	2006
Balance at beginning of year	¥2,257	¥3,054	¥4,089	$19,291
Provision for doubtful accounts	55	79	728	470
Write-offs	(179)	(175)	(1,040)	(1,530)
Other	22	(701)	(723)	188

Balance at end of year	¥2,155	¥2,257	¥3,054	$18,419

A portion of the allowance for doubtful accounts balance at March 31, 2006 and 2005 totalling ¥3,913 million ($33,444 thousand) and ¥4,474 million, respectively, is attributed to certain non-current receivable balances which are reported as other assets in the consolidated balance sheets.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2006 consisted of notes payable to banks of ¥132,209 million ($1,129,991 thousand). Short-term borrowings at March 31, 2005 consisted of notes payable to banks of ¥113,802 million and commercial paper of ¥6,000 million. Stated annual interest rates of short-term borrowings ranged primarily from 0.31% to 4.71% and from 0.02% to 2.70% at March 31, 2006 and 2005, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2006 and 2005 were 4.0% and 1.7%, respectively.

Available lines of credit with certain banks totaled ¥20,000 million ($170,940 thousand) and ¥30,000 million at March 31, 2006 and 2005, respectively. The Company had no outstanding borrowings as of March 31, 2006 and 2005 related to lines of credit.

Long-term debt at March 31, 2006 and 2005 consisted of the following:

	Due in Years Ending March 31	Millions of Yen		Thousands of U.S. Dollars
		2006	2005	2006
Unsecured bonds:
1.80% yen bonds	2006	¥—	¥10,000	$—
1.20% yen notes	2011	10,000	—	85,470
1.54% yen notes	2013	10,000	—	85,470
Unsecured convertible bonds:
0.90% yen bonds	2006	—	18,627	—
Loans, principally from banks and insurance companies, maturing on various dates through 2015:
Collateralized		47,083	16,662	402,419
Unsecured		128,938	134,235	1,102,034
Capital lease obligations		6,023	4,841	51,479

Total		202,044	184,365	1,726,872
Less current portion		(50,020)	(66,877)	(427,521)

		¥152,024	¥117,488	$1,299,351

The interest rates on unsecured bonds and unsecured convertible bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed and the weighted average rates at March 31, 2006 and 2005 were 2.3% and 1.6%, respectively.

Annual maturities of long-term debt at March 31, 2006 were as follows:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2007	¥50,020	$427,521
2008	52,902	452,154
2009	44,511	380,436
2010	25,420	217,265
2011	14,268	121,949
2012 and thereafter	14,923	127,547

Total	¥202,044	$1,726,872

At March 31, 2006 and 2005, assets pledged as collateral for debt were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Trade notes	¥531	¥1,299	$4,539
Trade accounts	1,465	688	12,521
Finance receivables	87,994	53,868	752,085
Other investments	—	9	—
Property, plant, and equipment	9,817	9,919	83,906

Total	¥99,807	¥65,783	$853,051

The above assets were pledged against the following liabilities:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Short-term borrowings	¥36,473	¥38,462	$311,735
Current portion of long-term debt	16,394	10,056	140,120
Long-term debt	30,689	6,606	262,299

Total	¥83,556	¥55,124	$714,154

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

8. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

Among them, the parent company has an unfunded severance indemnity plan which covers substantially all of its employees. Employees who terminate their employment receive benefits in the form of lump-sum payments, and benefits calculated as an aggregation of the following points under the point-based benefits system (with a point having specific monetary value):

•	Points granted in proportion to each employee’s job classification at retirement and length of service period

•	Accumulated points granted in proportion to each employee’s job classification at the end of each fiscal year

•	Accumulated points granted in proportion to each employee’s job classification and performance evaluation at the end of each fiscal year

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

In accordance with EITF No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” the Company recognized the difference of ¥58,571 million between the substitutional portion of accumulated benefit obligations settled and the related plan assets transferred to the Japanese government as a government subsidy in Other income (expenses) in the 2005 consolidated statement of income. The Company also recognized derecognition of previously accrued salary progression of ¥11,111 million and a settlement loss for the proportionate amount of the net unrecognized loss attributable to the substitutional portion of ¥13,366 million. The net amount of ¥2,255 million of derecognition of previously accrued salary progression and the settlement loss was allocated to cost of sales of ¥1,511 million and selling, general, and administrative expenses of ¥744 million.

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

Net periodic benefit cost for the unfunded severance indemnity plan, the Contributory Plan, and the Non-contributory Plan of the parent company and for the unfunded severance indemnity plans and noncontributory defined benefit pension plans of certain subsidiaries for the years ended March 31, 2006, 2005, and 2004 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	2006
Service cost	¥6,841	¥8,343	¥9,458	$58,470
Interest cost	3,858	7,457	8,502	32,974
Expected return on plan assets	(2,277)	(3,129)	(4,999)	(19,461)
Amortization of transition obligation	—	—	1,124	—
Amortization of prior service benefit	(780)	(522)	(230)	(6,667)
Recognized actuarial loss	—	2,047	52,141	—
Transfer to an affiliated company	(514)	—	—	(4,393)
Derecognition of previously accrued salary progression	—	(11,111)	—	—
Settlement loss	—	13,366	—	—

Net periodic benefit cost	¥7,128	¥16,451	¥65,996	$60,923

Weighted-average assumptions used in calculating benefit obligations and net periodic benefit cost were as follows:

	2006	2005
Benefit obligations at March 31:
Discount rate	2.5%	2.5%
Rate of compensation increase	—%	6.5%

	2006	2005	2004
Net periodic benefit cost for the years ended March 31:
Discount rate	2.5%	2.5%	2.5%
Expected return on plan assets	3.0%	3.5%	3.5%
Rate of compensation increase	6.5%	6.5%	6.5%

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years and the current and expected components of plan assets, and anticipated market trends. Plan assets are managed by asset management companies and trust banks, and are invested primarily in fixed income and equity securities of Japanese and foreign issuers. The Company assumed that the long-term rate of return on plan assets was 3.5% for the years ended March 31, 2004 and 2005, and 3.0% for the year ended March 31, 2006. An actual return on plan assets in the past 10 years was 3.1%, and an asset allocation assumption was 55% on fixed income securities with an expected rate of return of 1.0%, and 45% on equity securities with an expected rate of return of 5.5% for the year ended March 31, 2006 and thereafter.

Rate of compensation increase was not used in the calculation of benefit obligations at March 31, 2006 as a result of completion of introduction of the point-based benefits system. Under the system, the Company calculates benefit obligations by using the estimated average promotion model by each job classification in consideration with employees’ age, current job classification, official retirement age of 60, and past experiences.

Pension plan weighted-average asset allocations by asset category were as follows:

	2006	2005
Equity securities	48.7%	43.6%
Debt securities	49.9%	54.4%
Other	1.4%	2.0%

	100.0%	100.0%

The Company’s investment policy is to invest in equity securities and debt securities of companies in Japan and overseas primarily in Europe and the United States in order to diversify risk. The Company believes that investment in equity securities of 45% and debt securities of 55% is a proper allocation ratio and is consistent with the Company’s investment objectives.

Employer contributions to pension plans for the year ending March 31, 2007 are expected to be ¥13,597 million ($116,214 thousand).

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2007	¥12,637	$108,009
2008	12,620	107,863
2009	13,018	111,265
2010	13,235	113,120
2011	12,782	109,248
2012–2016	58,122	496,769

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with accumulated benefit obligations and aggregate information for accumulated benefit obligations in excess of plan assets, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Change in benefit obligations:
Benefit obligations at beginning of year	¥176,250	¥354,418	$1,506,410
Service cost	6,841	8,343	58,470
Interest cost	3,858	7,457	32,974
Amendments	(25)	(3,420)	(214)
Transfer to the Japanese government of the substitutional portion of employee pension fund liabilities	—	(155,466)	—
Transfer to an affiliated company	(5,961)	—	(50,949)
Actuarial (gain) loss	5,904	(9,821)	50,462
Benefits paid (lump-sum payments)	(8,181)	(14,792)	(69,923)
Benefits paid (annuity payments)	(3,203)	(10,611)	(27,376)
Foreign currency exchange rate changes	626	142	5,351

Benefit obligations at end of year	¥176,109	¥176,250	$1,505,205

Change in plan assets:
Fair value of plan assets at beginning of year	¥108,060	¥191,817	$923,590
Actual return on plan assets	31,830	4,344	272,051
Employer contributions	12,759	14,035	109,051
Transfer to the Japanese government of the substitutional portion of employee pension fund liabilities	—	(85,784)	—
Transfer to an affiliated company	(2,815)	—	(24,060)
Benefits paid (lump-sum payments)	(4,432)	(5,868)	(37,880)
Benefits paid (annuity payments)	(3,203)	(10,611)	(27,376)
Foreign currency exchange rate changes	556	127	4,752

Fair value of plan assets at end of year	¥142,755	¥108,060	$1,220,128

Plans’ funded status at end of year:
Funded status	¥(33,354)	¥(68,190)	$(285,077)
Unrecognized actuarial (gain) loss	(12,193)	11,284	(104,214)
Unrecognized prior service benefit	(7,198)	(8,248)	(61,521)

Net amount recognized	¥(52,745)	¥(65,154)	$(450,812)

Amounts recognized in the consolidated balance sheets:
Accrued retirement and pension costs	¥(53,633)	¥(65,836)	$(458,402)
Prepaid expenses for benefit plans, included in other assets	888	682	7,590

Net amount recognized	¥(52,745)	¥(65,154)	$(450,812)

Accumulated benefit obligations:
Accumulated benefit obligations at end of year	¥168,779	¥167,954	$1,442,556

Retirement and pension plans with accumulated benefit obligations in excess of plan assets:
Projected benefit obligations	¥173,537	¥174,549	$1,483,222
Accumulated benefit obligations	166,207	166,253	1,420,573
Fair value of plan assets	140,170	106,227	1,198,034

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

9. SHAREHOLDERS’ EQUITY

Through May 1, 2006, Japanese companies are subject to the Japanese Commercial Code (the “Code”).

The Code requires at least 50% of the issue price of new shares to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital, as reduced by stock issue expenses less the applicable tax benefit, are credited to additional paid-in capital which is included in capital surplus. Under the Code, shares are recorded with no par value.

Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors.

The Code requires that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the total of such reserve and additional paid-in capital equals 25% of stated capital.

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

Under the Code, the amount available for dividends is based on retained earnings, less treasury stock, as recorded on the books of the parent company. Certain adjustments, not recorded on the parent company’s books, are reflected in the consolidated financial statements. At March 31, 2006, retained earnings, less treasury stock, recorded on the parent company’s books of account were ¥198,896 million ($1,699,966 thousand).

The Code allows for the repurchase of treasury stock by resolution of the Board of Directors under the authorization of the Company’s articles of incorporation or by resolution of the general shareholders’ meeting. The Code also allows for the disposal of such treasury stock by resolution of the Board of Directors. The aggregated repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of stated capital, additional paid-in capital, or the legal reserve to be reduced in the case where such reduction was resolved at the general shareholders’ meeting.

For the years ended March 31, 2006, 2005, and 2004, the Company repurchased its common stock of approximately 16 million shares amounting to ¥14,863 million ($127,034 thousand), 40 million shares amounting to ¥21,407 million, and 5 million shares amounting to ¥2,170 million, respectively, from the market pursuant to the Code.

The Company retired 39 million shares amounting to ¥20,947 million ($179,034 thousand) of treasury stock and 17.3 million shares amounting to ¥15,389 million ($131,530 thousand) of treasury stock by resolution of the Board of Directors on June 30, 2005 and March 31, 2006, respectively.

On May 1, 2006, a new corporate law (the “Corporate Law”) became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

The Corporate Law permits companies to pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/decreases and transfer of common stock, reserve, and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve or as additional paid-in capital depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, capital surplus, and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock.

10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS

Long-term contracts accepted by the Company consist mainly of construction works with the Japanese national government and local governments, such as construction of environmental control plants, and facilities for water supply. These contracts are completed within two to three years.

The contracts, which are fully executed before the commencement of construction projects, include the terms of the contract price, expected completion date and critical milestone dates, and acceptance inspections (e.g. performance test, external appearance inspections). The contracts are legally enforceable and the parties are expected to satisfy their obligations under the contracts. The Company is able to develop reasonably dependable estimates of the total contract cost based on the construction order, that includes details on every single component unit, labor hour costs, and all overhead.

Further, the Company believes that it is able to develop reasonably dependable estimates of the extent of progress towards completion of individual contracts and, therefore, the long-term contracts are accounted for using the percentage of completion method.

Concerning the method of measuring the extent of progress towards completion, the Company uses the cost-to-cost method in measuring the extent of progress toward completion. In most cases, the Company’s contracts with customers include the delivery and installation of component units.

In case that an option or an addition which has separate contents from an existing contract has occurred, it is treated as a separate contract and, if otherwise, is combined with the original contract.

Additional contract revenue arising from any claims for customer-caused reasons is recognized when the contract modification is completed.

Any revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are accounted for in the consolidated statement of income for the fiscal year in which the contract modification has been completed. A disclosure is made of the effect of such revisions in the financial statements, if significant.

Notes receivable and accounts receivable related to the long-term contracts accounted for under the percentage of completion method as of March 31, 2006, and 2005 are as follows:

	Millions of Yen						Thousands of U.S. Dollars
	2006			2005			2006
Years ended March 31	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years
Notes receivable	¥492	¥—	¥—	¥980	¥—	¥—	$4,205	$—	$—
Accounts receivable	26,260	537	135	41,999	890	—	224,445	4,590	1,154

	¥26,752	¥537	¥135	¥42,979	¥890	¥—	$228,650	$4,590	$1,154

A large portion of such receivables had been billed to customers, and the total aggregated amounts which had not been billed or were not billable were not material as of March 31, 2006 and 2005. The total aggregated amounts subject to uncertainty were not material.

With respect to the inventories related to the long-term contracts, the aggregated amounts of manufacturing or production costs which exceeds the aggregated estimate costs of all in-process, the total aggregated amounts subject to uncertainty, and advances receipt offset with inventories were not material as of March 31, 2006 and 2005.

11. OTHER INCOME (EXPENSES), NET

Other—net as shown in other income (expenses) for the years ended March 31, 2006, 2005, and 2004 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	2006
Loss from write-down of securities	¥(403)	¥(423)	¥(1,083)	$(3,444)
Foreign exchange (loss) gain—net	(1,952)	3,597	(1,534)	(16,684)
Other—net	1,424	1,124	1,726	12,171

	¥(931)	¥4,298	¥(891)	$(7,957)

12. INCOME TAXES

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies and income taxes for the years ended March 31, 2006, 2005, and 2004 were comprised of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	2006
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies:
Domestic	¥102,742	¥123,461	¥(643)	$878,137
Foreign	37,664	32,574	28,535	321,914

	¥140,406	¥156,035	¥27,892	$1,200,051

Income taxes:
Current—
Domestic	¥18,065	¥21,780	¥16,519	$154,402
Foreign	16,368	12,711	12,736	139,897

	34,433	34,491	29,255	294,299

Deferred—
Domestic	24,522	14,503	(13,607)	209,590
Foreign	(2,888)	(878)	(1,947)	(24,684)

	21,634	13,625	(15,554)	184,906

Total	¥56,067	¥48,116	¥13,701	$479,205

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balance at March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Deferred tax assets:
Allowance for doubtful receivables	¥1,950	¥1,645	$16,667
Intercompany profits	11,462	9,305	97,966
Adjustment of investment securities	11,547	15,465	98,692
Write-downs of inventories and fixed assets	1,313	6,145	11,222
Accrued bonus	6,349	6,250	54,265
Retirement and pension costs	25,759	29,340	220,162
Other temporary differences	17,045	12,270	145,684
Tax loss and credit carryforwards	2,251	9,602	19,239

Subtotal	77,676	90,022	663,897
Less valuation allowance	(3,439)	(3,824)	(29,393)

	¥74,237	¥86,198	$634,504

Deferred tax liabilities:
Adjustment of investment securities	¥74,913	¥37,692	$640,282
Unremitted earnings of foreign subsidiaries and affiliates	6,845	4,403	58,504
Other temporary differences	4,734	4,042	40,462

	¥86,492	¥46,137	$739,248

Net deferred tax balances at March 31, 2006 and 2005 were reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of		Thousands of U.S. Dollars
	2006	2005	2006
Other current assets	¥28,700	¥21,322	$245,299
Other assets	4,088	19,728	34,940
Other long-term liabilities	(45,043)	(989)	(384,983)

Net deferred tax assets (liabilities)	¥(12,255)	¥40,061	$(104,744)

A valuation allowance is recorded against the deferred tax assets for items which may not be realized.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2006.

At March 31, 2006, the tax loss carryforwards in the aggregate amounted to approximately ¥5,000 million ($42,735 thousand), which are available to offset future taxable income, and will expire in the period from 2007 through 2011.

The changes in the valuation allowance for the years ended March 31, 2006, 2005, and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	2006
Balance at beginning of year	¥3,824	¥22,913	¥20,759	$32,684
Addition	508	2,466	2,508	4,342
Deduction	(893)	(21,555)	(354)	(7,633)

Balance at end of year	¥3,439	¥3,824	¥22,913	$29,393

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2006 differed from the normal Japanese statutory tax rates as follows:

	2006	2005	2004
Normal Japanese statutory tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	40.6%	40.6%	42.0%
Increase (decrease) in taxes resulting from:
Increase (decrease) in valuation allowance	(0.3)	(8.5)	12.2
Permanently nondeductible expenses	0.4	0.4	3.6
Nontaxable dividend income	(0.2)	(0.1)	(0.4)
Extra tax deduction on expenses for research and development	(1.2)	(1.3)	(7.9)
Other—net	0.6	(0.3)	(0.4)

Effective income tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	39.9%	30.8%	49.1%

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

13. NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computation for the years ended March 31, 2006, 2005, and 2004 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	2006
Basic net income (loss):
Income from continuing operations	¥81,034	¥106,801	¥12,495	$692,598
Income (loss) from discontinued operations, net of taxes	—	11,100	(795)	—

Net income	¥81,034	¥117,901	¥11,700	$692,598

Effect of dilutive convertible bonds	¥55	¥188	¥337	$470

Diluted net income (loss):
Income from continuing operations	¥81,089	¥106,989	¥12,832	$693,068
Income (loss) from discontinued operations, net of taxes	—	11,100	(795)	—

Net income	¥81,089	¥118,089	¥12,037	$693,068

	Number of Shares (Thousands)
Weighted average common shares outstanding	1,304,097	1,323,068	1,342,386
Effect of dilutive convertible bonds	10,831	36,910	68,944

Diluted common shares outstanding	1,314,928	1,359,978	1,411,330

14. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income, including reclassification adjustments and tax effects for the years ended March 31, 2006, 2005, and 2004 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006			2006
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥14,131	¥(582)	¥13,549	$120,778	$(4,974)	$115,804
Reclassification adjustment for losses realized in net income	21	—	21	179	—	179

	14,152	(582)	13,570	120,957	(4,974)	115,983

Unrealized gains on securities:
Unrealized gains on securities arising during period	80,095	(32,524)	47,571	684,573	(277,983)	406,590
Reclassification adjustment for gains realized in net income	(4,300)	1,746	(2,554)	(36,752)	14,923	(21,829)

	75,795	(30,778)	45,017	647,821	(263,060)	384,761

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(5,593)	2,289	(3,304)	(47,803)	19,564	(28,239)
Reclassification adjustments for losses realized in net income	6,698	(2,719)	3,979	57,247	(23,239)	34,008

	1,105	(430)	675	9,444	(3,675)	5,769

Other comprehensive income	¥91,052	¥(31,790)	¥59,262	$778,222	$(271,709)	$506,513

	Millions of Yen
	2005
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(1,628)	¥103	¥(1,525)
Reclassification adjustment for losses realized in net income	57	—	57

	(1,571)	103	(1,468)

Unrealized gains on securities:
Unrealized gains on securities arising during period	2,046	(827)	1,219
Reclassification adjustment for gains realized in net income	(1,181)	479	(702)

	865	(348)	517

Minimum pension liability adjustment	5,991	(2,499)	3,492

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(1,429)	591	(838)
Reclassification adjustments for gains realized in net income	(456)	185	(271)

	(1,885)	776	(1,109)

Other comprehensive income	¥3,400	¥(1,968)	¥1,432

	Millions of Yen
	2004
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(7,786)	¥211	¥(7,575)
Reclassification adjustment for losses realized in net income	40	—	40

	(7,746)	211	(7,535)

Unrealized gains on securities:
Unrealized gains on securities arising during period	75,094	(30,492)	44,602
Reclassification adjustment for gains realized in net income	(2,078)	844	(1,234)

	73,016	(29,648)	43,368

Minimum pension liability adjustment	64,797	(27,232)	37,565

Unrealized gains on derivatives:
Unrealized gains on derivatives arising during period	3,751	(1,573)	2,178
Reclassification adjustments for gains realized in net income	(2,424)	1,018	(1,406)

	1,327	(555)	772

Other comprehensive income	¥131,394	¥(57,224)	¥74,170

The balances of each classification within accumulated other comprehensive income were as follows:

	Millions of Yen
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income
Balance, April 1, 2005	¥(12,913)	¥41,016	¥(596)	¥27,507
Current—period change	13,570	45,017	675	59,262

Balance, March 31, 2006	¥657	¥86,033	¥79	¥86,769

	Thousands of U.S. Dollars
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Income
Balance, April 1, 2005	$(110,368)	$350,564	$(5,094)	$235,102
Current—period change	115,983	384,761	5,769	506,513

Balance, March 31, 2006	$5,615	$735,325	$675	$741,615

15. FINANCIAL INSTRUMENTS

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

The following table provides information regarding the Company’s derivative financial instruments related to foreign currency exchange transactions as of March 31, 2006, which was translated into Japanese yen at the year-end currency exchange rate.

Foreign Exchange Forward Contracts and Currency Swaps

		Millions of Yen	Thousands of U.S. Dollars
Maturities, Years Ending March 31		2007	2007
Sell U.S. Dollar, buy Yen	Receive	¥44,931	$384,026
	Pay	45,045	385,000
Sell Euro, buy Yen	Receive	10,308	88,103
	Pay	10,517	89,889
Sell Canada Dollar, buy Yen	Receive	308	2,632
	Pay	303	2,590
Sell U.S. Dollar, buy Canada Dollar	Receive	282	2,410
	Pay	283	2,419
Sell Baht, buy Yen	Receive	5,924	50,632
	Pay	6,138	52,462
Sell Baht, buy U.S. Dollar	Receive	9	77
	Pay	9	77
Sell Baht, buy Euro	Receive	2	17
	Pay	2	17
Sell Won, buy Yen	Receive	213	1,821
	Pay	217	1,855

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 7. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

The following table provides information, by maturity date, about the Company’s interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2006, which are translated into Japanese yen at the year-end currency exchange rate.

Interest Rate Swap Contracts

	Weighted Average Rate		Notional Amount
Maturities, Years Ending March 31,	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2007	2.36	2.06	¥27,660	$236,410
2008	1.84	2.04	15,900	135,897
2009	1.83	2.15	10,183	87,034
2010	1.32	1.79	3,313	28,316
2011	3.07	4.00	505	4,316

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the unrecognized net income on derivatives included in accumulated other comprehensive income of ¥79 million ($675 thousand) at March 31, 2006 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company’s short-term and other investments are exposed to changes in equity price risks and consist mainly of available-for-sale securities. Fair value and other information for such equity securities is disclosed in Note 4.

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2006 and 2005:

	Millions of Yen				Thousands of U.S. Dollars
	2006		2005		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Finance receivables—net	¥203,625	¥193,578	¥131,646	¥126,164	$1,740,385	$1,654,513
Financial liabilities:
Long-term debt	(196,021)	(190,718)	(179,524)	(178,584)	(1,675,393)	(1,630,068)
Derivative financial instruments recorded as (liabilities) assets:
Foreign exchange instruments	(108)	(108)	(902)	(902)	(923)	(923)
Interest rate swaps and other instruments	163	163	(98)	(98)	1,393	1,393

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

16. SUPPLEMENTAL EXPENSE INFORMATION

Selling, General, and Administrative Expenses

Amounts of certain costs and expenses for the years ended March 31, 2006, 2005, and 2004 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	2006
Research and development expenses	¥22,731	¥21,963	¥23,261	$194,282
Advertising costs	9,184	9,586	9,621	78,496
Shipping and handling costs	45,834	40,412	39,137	391,744

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2006 includes a loss of ¥1,038 million ($8,872 thousand) resulting from the impairment of long-lived assets and a loss of ¥3,648 million ($31,179 thousand) resulting mainly from a loss of ¥2,788 million ($23,829 thousand) related to the additional payments due to employment transfer to a subsidiary and an affiliated company.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2005 includes a net loss of ¥1,095 million resulting from the impairment of long-lived assets and a gain of ¥1,022 million resulting mainly from a gain of ¥1,573 million related to the sale of a company which is involved in a rental computer server service.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2004 includes a loss of ¥1,263 million resulting from the impairment of long-lived assets and a loss of ¥4,122 million resulting primarily from the abandonment of certain fixed assets related to the roofing and siding materials business.

17. COMMITMENTS AND CONTINGENCIES

Commitments

Commitments for capital expenditures outstanding at March 31, 2006 approximated ¥1,336 million ($11,419 thousand).

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements.

An analysis of leased assets under capital leases is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Machinery and equipment	¥10,000	¥9,098	$85,470
Accumulated depreciation	(3,977)	(4,257)	(33,991)

	¥6,023	¥4,841	$51,479

Amortization expenses under capital leases for the years ended March 31, 2006, 2005, and 2004 were ¥2,763 million ($23,615 thousand), ¥2,858 million, and ¥2,464 million, respectively.

Future minimum lease payments required under capital and noncancelable operating leases that have initial or remaining lease term in excess of one year as of March 31, 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
Years Ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2007	¥2,898	¥406	$24,769	$3,470
2008	1,792	319	15,316	2,727
2009	1,220	222	10,428	1,897
2010	114	128	974	1,094
2011	67	106	573	906
2012 and thereafter	46	369	393	3,154

Total minimum lease payments	6,137	¥1,550	52,453	$13,248

Less: amounts representing interest	(114)		(974)

Present value of net minimum capital lease payments	¥6,023		$51,479

Capital lease obligations are included in current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2006, 2005, and 2004 were ¥6,009 million ($51,359 thousand), ¥7,029 million, and ¥8,553 million, respectively.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors, including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the events of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers. Maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2006 was ¥1,347 million ($11,513 thousand).

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The changes in the accrued product warranty cost for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2006	2005	2006
Balance at beginning of year	¥2,718	¥2,209	$23,231
Addition	7,878	3,663	67,334
Utilization	(5,331)	(3,138)	(45,565)
Other	208	(16)	1,778

Balance at end of year	¥5,473	¥2,718	$46,778

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

In connection with this investigation, on December 24, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000 and continued through the year ended March 31, 2006. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter.

An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such an unfavorable outcome or the amount of related losses, if any

Matters Related to Health Hazard of Asbestos

(Background)

Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, had produced asbestos-containing products. In April 2005, the Company was advised that some residents who lived near the plant suffered from mesothelioma, a form of lung cancer that is said to be mainly caused by aspiration of asbestos. In June 2005, the Company voluntarily decided to make consolation payments to certain residents with mesothelioma and started the program in August 2005. The consolation payments shall be paid to eligible persons who had lived or worked within a certain distance from the plant during the specific period and had not handled any asbestos at their workplaces. In April 2006, the Company decided to establish the relief payment system in place of the consolation payment and make additional payment to the residents to whom consolation payment was paid or payable. The new supporting system will be applied to the residents who claim for the payment in the future.

With regard to current and former employees who suffered and are suffering from asbestos-related diseases, the Company shall make the following compensation which is not required by law but is made in accordance with the Company’s internal policies:

•	The compensation upon certification of medical treatment compensation from the Workers’ Accident Compensation Insurance (the “Insurance”)

•	The compensation for bereaved families in case an employee dies during medical treatment and is certified for compensation from the Insurance

•	Additional financial aid such as medical expenses during medical treatment which are incurred by the diseased employees or salary payments during the period of their absence from work

The Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (“New Asbestos Law”) in March 2006. This law was enacted for the purpose of promptly providing relief to the people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers’ Accident Compensation Insurance Law. Based on the New Asbestos Law, a Fund for the Relief of Patients Suffering from Asbestos-Related Diseases (the “Fund”) was established by the Environmental Restoration and Conservation Agency of Japan for the purpose of providing financial assistance to eligible patients. The Fund is funded by the national government, municipal governments and business entities. The amount of contribution to be made by each business entity is now under consideration by the national government and is to be decided in the year ending March 31, 2007 and the business entities shall commence the payment of the contribution from the year ending March 31, 2008.

(Accounting for Asbestos-Related Expenses)

The Company expenses payments to certain residents who lived close to the Company’s plants and current and former employees based on the Company’s accounting policies and procedures. (See SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) The Company recorded expenses aggregating ¥4,196 million ($35,863 thousand), ¥210 million, and ¥433 million during the years ended March 31, 2006, 2005, and 2004, respectively. These amounts are included in the selling, general, and administrative expenses. The Company accrues in case the conditions of loss contingencies provided under SFAS No. 5, “Accounting for Contingencies” are met. The amount accrued and included in recorded expenses was ¥3,726 million ($31,846 thousand) at March 31, 2006. Though the Company believes that this amount appears to be a better estimate than any other amount within a reasonably estimable range of amounts, the additional exposure to loss in excess of this accrued amount of ¥910 million ($7,778 thousand) exists. No accrual was recorded at March 31, 2005.

        The Company has no basis or information to project the number of current and former employees and residents that are going to apply for payments. In addition, Kubota’s liability under the New Asbestos Law has not yet been determined. Although the Company has not been involved in any lawsuits related to the asbestos-related diseases of its current and former employees and the residents, it recognizes the possibility to face lawsuits related to this issue. Therefore, the Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. However, the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations, financial position and its liquidity.

18. SECURITIZATION OF RECEIVABLES

The Company sells trade and finance receivables to investors through bankruptcy-remote independent securitization trusts. (See SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.)

The Company recognized pretax losses resulting from the sales of trade receivables of ¥931 million ($7,957 thousand), ¥832 million, and ¥546 million for the years ended March 31, 2006, 2005, and 2004, respectively. The Company recognized pretax losses resulting from the sales of finance receivables of ¥172 million ($1,470 thousand) for the year ended March 31, 2006, and recognized pretax gains resulting from the sales of finance receivables of ¥479 million, and ¥440 million for the years ended March 31, 2005 and 2004, respectively.

Retained interests are recorded at fair value based on the net present value of future anticipated cash flows, which is calculated by analyzing the yield, estimated net dilution, contractual servicing rates, and the average life of the transferred receivables.

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the years ended March 31:

	2006	2005
Trade receivables:
Weighted average life (months)	6.5	6.5
Expected net dilution (monthly rate)	0.78%	0.78%
Discount rate and fee (annual rate)	5.48%	3.49%
Finance receivables:
Weighted-average life (months)	49.6	50.4
Expected credit losses (annual rate)	0.08%	0.07%
Discount rate (annual rate)	11.00%	10.13%

The following depicts the sensitivity of the fair value of retained interests in trade receivables and finance receivables at March 31, 2006 to adverse changes in the key economic assumptions of the current fair value of future cash flow:

	Millions of Yen	Thousands of U.S. Dollars
Trade receivables:
Fair value of retained interest	¥63,580	$543,419
Expected net dilution (monthly rate)	0.78%
Impact on fair value of 10% adverse change	274	2,342
Impact on fair value of 20% adverse change	547	4,675
Discount rate and fee (annual rate)	5.48%
Impact on fair value of 10% adverse change	16	137
Impact on fair value of 20% adverse change	32	274
Finance receivables:
Fair value of retained interest	¥6,589	$56,316
Expected credit losses (annual rate)	0.08%
Impact on fair value of 10% adverse change	0	0
Impact on fair value of 20% adverse change	1	9
Discount rate (annual rate)	11.00%
Impact on fair value of 10% adverse change	43	368
Impact on fair value of 20% adverse change	84	718

Considerable judgment is required in interpreting market data to develop estimates of fair value, so the above estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. In addition, the above-estimated amounts generated from the sensitivity analyses include forward-looking statements of market risk, which assume for analytical purposes that certain adverse market considerations may occur. Actual future market conditions may differ materially, and accordingly, the forward-looking statements should not be considered projections by the Company of future events or losses.

The following table summarizes certain cash flows received from securitization trusts for the years ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2006	2005	2004	2006
Trade receivables:
Proceeds from collections reinvested in revolving-period securitizations	¥163,671	¥108,109	¥10,908	$1,398,897
Servicing fees received	275	270	231	2,350
Finance receivables:
Proceeds from new securitization	—	—	38,367	—
Servicing fees received	219	210	279	1,872
Cash flows received on retained interests in securitizations	598	359	662	5,111

19. DISCONTINUED OPERATIONS

Nishinihon Kubota Kaihatsu Co., Ltd., a subsidiary reported in the Other Segment, operated a golf course, which had reported consecutive losses arising from the severe business environment after the collapse of the Japanese bubble economy. In these business conditions, it was very unlikely that Nishinihon Kubota Kaihatsu Co., Ltd. would be able to improve its earnings in the future; therefore, the Company disposed of it by sale during the year ended March 31, 2005.

Operating results of the discontinued operations for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen
	2005	2004
Net sales	¥—	¥361

Loss from discontinued operations before income taxes	¥—	¥795
Gain from disposal of business	5,526	—
Income taxes	5,574	—

Income (loss) from discontinued operations	¥11,100	¥(795)

20. SUBSEQUENT EVENTS

On May 12, 2006, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2006 of ¥6 per common share (¥30 per 5 common shares) or a total of ¥7,799 million ($66,658 thousand). The cash dividend was approved at the general shareholders’ meeting held on June 23, 2006.

On June 23, 2006, the Company’s Board of Directors approved the purchase of up to 10,000,000 shares, or up to ¥11,000 million ($94,017 thousand) of the parent company’s outstanding common stock, on and after June 26, 2006 through September 19, 2006. Pursuant to such approval, 4,700,000 shares of the parent company were purchased for ¥4,371 million ($37,359 thousand).

In addition, on September 20, 2006, the Company’s Board of Directors approved the purchase of up to 5,000,000 shares, or up to ¥5,000 million ($42,735 thousand), of the parent company’s outstanding common stock on and after September 21, 2006 through December 14, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, except for the omission of segment and other information required by SFAS No. 131 and the effect of not properly recording a nonmonetary security exchange transaction, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu

Osaka, Japan

June 23, 2006, except for Note 20, as to which the date is September 20, 2006.

