Form 20-F
period 2007-03-31
KUBOTA CORP
filed 2007-09-26
CIK 109821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

Outstanding as of
Title of Class	March 31, 2007 (Tokyo Time)	March 31, 2007 (New York Time)
Common stock	1,291,919,180 shares
American Depositary Shares		3,711,419 ADS

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Yes  ☐    No  ☒

i

All information contained in this Report is as of or for the 12 months ended March 31, 2007 unless otherwise specified.

“Unless otherwise specified, Japanese yen amounts in this Report have been translated for convenience into United States dollars at the rate of ¥118= US$1, the approximate rate of exchange on March 31, 2007, the date of the most recent balance sheet herein.”

“As used herein, “Kubota” and “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.”

“The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on September 4, 2007 was ¥116.21 = US$1.”

“The segment information that is disclosed in this Report, with respect to the Company’s consolidated financial statements included herein, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America.”

<Cautionary Statement with Respect to Forward-Looking Statements>

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

The information required by this item, in addition to those provided below, appears on page 11 of the Financial Section of the Company’s 2007 Annual Report to Shareholders included as an Attachment to this Form 20-F.

A. Selected Financial Data

	Years ended March 31 (millions of yen)
	2003	2004	2005	2006	2007
Capital stock	78,156	78,156	78,156	84,070	84,070
Capital expenditures	35,845	21,396	26,097	33,805	44,715
Depreciation and amortization	38,804	27,755	25,808	25,821	27,097
R & D expenses	26,405	23,261	21,963	22,731	22,925
Number of shares outstanding (in thousands)	1,345,450	1,340,197	1,300,413	1,299,488	1,291,513

	Years ended March 31
	2003	2004	2005	2006	2007
Cash dividends declared per depositary share:
Interim (in yen)	15	15	15	20	25
(in U.S. dollars)	0.121	0.138	0.136	0.165	0.217
Year-end (in yen)	15	15	25	30	35
(in U.S. dollars)	0.125	0.138	0.233	0.258	0.282

Exchange rates (yen amounts per U.S. dollar):
Year-end	118.07	104.18	107.22	117.48	117.56
Average	121.10	112.75	107.28	113.67	116.55
High	133.40	120.55	114.30	120.93	121.81
Low	115.71	104.18	102.26	104.41	110.07

2007	Mar.	Apr.	May.	Jun.	Jul.	Aug.
High	118.15	119.84	121.79	124.09	123.34	119.76
Low	116.01	117.69	119.77	121.08	118.41	113.81
Period-end	117.56	119.44	121.76	123.39	119.13	115.83

Notes to Selected Financial Data:

1. Cash dividends in U.S. dollars are computed based on the exchange rates at each respective payment date.

2. Exchange rates are the noon buying rates for cable transfers between the yen and the U.S. dollar in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The rate on September 4, 2007 was ¥116.21 = US$1.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Declines in economic conditions in Kubota’s major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company’s products. Accordingly, revenues of the Company may be sensitive to declines in general economic conditions, including private-sector capital expenditure, construction investment, and domestic public investment. In addition, governmental agricultural policies may affect domestic sales of agriculture-related products. In overseas markets, especially those of North America and Europe, sales of the Company’s products, such as utility/compact tractors, may also be adversely affected by declines in general economic conditions, including private consumption and residential construction investment in those regions.

Fluctuations of foreign exchange rates, including a stronger yen, may reduce revenues and adversely affect the results of operations of the Company.

The Company has overseas revenues and manufacturing subsidiaries. The financial results of each overseas subsidiary are consolidated into the results of the parent company after translation into Japanese yen. In addition, the transactions between the parent company and overseas subsidiaries or customers are generally denominated in the local currencies. The payments received in local currencies on such transactions are converted to Japanese yen. As a result, fluctuations in foreign exchange rates will affect the consolidated financial results.

The Company is subject to the risks of international operations.

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets. Such risks may affect revenues and profitability of the Company or they may hinder growth of the Company in specific countries. The following risks are important concerns for the Company:

•	Unexpected changes in international, or in an individual country’s, tax regulations;

•	unexpected legal or regulatory changes in a country;

•	difficulties in retaining qualified personnel;

•	underqualified technological skills or instability between management and employee unions in developing countries; and

•	political instability in those countries.

The major markets with the previously mentioned risks are markets in the United States, the EU, and Asian countries. Among the United States, the EU, and Asian countries, which are major markets for the Company, risks in Asian countries seem to be relatively higher than those of other regions.

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

As of March 31, 2007, the Company owns securities with a fair value of approximately ¥203.7 billion ($1,726 million). Most of these securities are equity securities, and, accordingly, depending on stock market fluctuations, unrealized and realized losses may occur.

In each of its businesses, Kubota is subject to intensifying competitive pressures. The Company must compete successfully to maintain revenues and profits.

The Company is exposed to severe competition in each of its businesses. Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, revenues and/or net income may decrease in the future.

The Company may be required to incur significant financial expenses if its products and services are alleged to have serious defects.

If the Company’s products and services are alleged to have serious defects, the Company may have liability for significant damages. Such damages and other associated expenses may have a material effect on the Company’s consolidated results of operations and financial position. If such claims are asserted, the Company may lose the confidence of the public and suffer a reduction in its brand value, which may result in decreased revenues or demand for its products.

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

The Company may be required to incur significant expenses in connection with environmental damage its activities may allegedly cause.

Claims may arise that the Company’s activities have caused environmental contamination, including the release of hazardous materials or air pollution, water pollution, and/or soil contamination. In such an event, the Company may elect or be required to implement costly corrective actions to resolve any issues associated with the release or presence of such hazardous materials or contamination and may face associated litigation. These factors may have a material effect on the Company’s consolidated results of operations and financial position.

The Company may be required to incur significant expenses relevant to asbestos-related issues.

The Company previously manufactured products containing asbestos from 1954 to 2001. The Company may be required to incur various expenses, including payments to the individuals concerned or face lawsuits related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of products containing asbestos, and residents who lived near the Company’s factory at which these products were manufactured. If such expenses become significant or any lawsuits result in judgments unfavorable to the Company, there may be a material adverse effect on the Company’s consolidated results of operations, financial position, and its liquidity.

The Company may experience a material effect on its consolidated results of operations and financial position if it faces issues related to compliance.

The Company has declared its intention to conduct its corporate activities in compliance with legal regulations and ethical principles, and to exert efforts to cause all management and staff of the Group companies not to act in violation of various legal regulations, ethical standards, or internal regulations. However, in the event that compliance issues arise notwithstanding such efforts, there is a possibility that the Company may be subject to disciplinary action by government ministries supervising its activities or to lawsuits, or may suffer a loss of public confidence, that could have a material effect on the Company’s consolidated results of operations and financial position.

Damage by Natural Disasters

Japan is a country with frequent earthquakes. In case of a strong earthquake or related tidal wave, the Company may be affected in the operation of its manufacturing, logistics, and sales activities, and may lose revenues and profits depending on the severity of the earthquake or tidal wave. Japan also is hit by typhoons very frequently. In case major plants are struck by a large and powerful typhoon, the Company’s operations may suffer great losses.

In each business segment mentioned below, Kubota is subject to risks inherent to those businesses and markets.

Internal Combustion Engine and Machinery Segment

In the business of farm equipment, national agricultural policies which provide subsidies with emphasis on large-scale farmers to make efficient use of agricultural resources such as farming land, agricultural machinery and facilities, may lead farmers to refrain from purchasing new equipment.

In order to compete with other companies, the Company must maintain marketing channels, develop new products that reflect consumers’ exact demands, and intensify appropriate after-sales services. In addition, substantial personnel and financing resources are required.

At the same time, the Company is also subject to severe competition in overseas markets including the United States. The pressures of reducing prices or shortening lead times are making business conditions more difficult. Consequently, the Company must take all possible steps to overcome the handicap of exporting products from Japan.

Specifically, it is very important for the Company to promote its retail sales by offering appropriate incentives to its dealers, and to introduce innovative products that address consumers’ needs, in advance of its competitors. The Company must continue to promote these operations and to compete with its competitors in overseas markets in order to develop the business. Otherwise, the decrease in revenues may have a material effect on the Company’s consolidated results of operations and financial position.

Pipes, Valves, and Industrial Castings Segment

The business of Pipes and Valves is basically dependent on public sector investments. Therefore, sales and profitability of this segment may be adversely affected by reductions in public investments by national or local governments.

In the business of ductile iron pipes and industrial casting, because of the relatively severe working environment, including the need to handle molten pig iron and steel scraps, it might be difficult to hire and retain qualified new employees. If the Company fails to hire and retain qualified employees, to transfer the manufacturing skills to next- generation, to automate these processes, the Company may face difficulties in continuing its business.

In addition, increasing environmental restrictions on such items as noise, air pollution or bad smells caused by factories may require additional investments to cope with such restrictions and may reduce profitability as a result of an increase in production costs.

Certain of the Company’s competitors are located in China or India where personnel costs are extremely low compared with Japan. Accordingly, the Company must continue to reduce production costs. As for export of its products, negative factors such as stronger yen, increased competition in international competitive bidding, increasing cost of freight and insurance, may impair profitability of exportation. Exports of ductile iron pipes, steel castings, and valves are concentrated to the Middle East. If conflicts erupt in this area, the rescission of contracts and bad debts may occur.

Reductions in private capital expenditure or residential construction investment may adversely impact the business, financial condition or results of the Company.

The Company may face difficulties in procuring adequate major raw materials. Especially, the difficulties may arise in obtaining such raw materials as coke, Mg, Mo and Mn, of which China is the largest producer and exporter, due to export restrictions that may be imposed by Chinese government when the Chinese domestic demand for these materials increases substantially. Other raw materials such as steel scraps may also become difficult to obtain sufficiently due to significant increase in the demand from abroad.

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

The Company’s registered office is located at 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan, telephone +81-6-6648-2111.

The Company’s production network primarily comprises 20 plants in Japan and 8 plants in overseas countries. Kubota also has 12 sales subsidiaries in overseas countries.

Principal Capital Expenditures and Divestitures

Capital expenditures in fiscal 2007, 2006 and 2005 amounted to ¥44,715 million, ¥33,805 million, and ¥26,097 million, respectively. The funding requirements for these capital expenditures were mainly provided by internal operations, and partially provided by external debt financing.

The principal capital expenditures in progress as of March 31, 2007, 2006, and 2005 were as follows:

As of March 2007

			Estimated amount of expenditures	Schedule
Location	Industry segment included	Content	Total amount of expenditures (¥ billion)	Commenced
Suzhou (China)	Internal Combustion Engine and Machinery	Building of new production facility for agricultural equipment in China	¥1.7	Oct. 2005

Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥7.7	Jan. 2006

Hirakata (Osaka)	Internal Combustion Engine and Machinery	Restructuring of production system for construction machinery	¥1.7	Jun. 2006

As of March 2006

			Estimated amount of expenditures	Schedule
Location	Industry segment included	Content	Total amount of expenditures (¥ billion)	Commenced
Suzhou (China)	Internal Combustion Engine and Machinery	Building of new production facility for agricultural equipment in China	¥1.7	Oct. 2005

Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥8.0	Jan. 2006

Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Addition to a building of a factory	¥3.4	Jan. 2006

Jackson (Georgia, U.S.A.)	Internal Combustion Engine and Machinery	Restructuring of production system	¥1.6	Oct. 2005

As of March 2005

			Estimated amount of expenditures	Schedule
Location	Industry segment included	Content	Total amount of expenditures (¥ billion)	Commenced
Jackson (Georgia, U.S.A.)	Internal Combustion Engine and Machinery	Production facilities for implements attached to tractors	¥5.0	Nov. 2004

Tsukuba (Ibaraki) Sakai (Osaka)	Internal Combustion Engine and Machinery	Production equipment for vertical diesel engines	¥0.9	Oct. 2004

B. Business Overview

The Company classifies its products for revenue reporting purposes into the following 4 industry segments: Internal Combustion Engine and Machinery (which includes farm equipment, engines and construction machinery); Pipes, Valves, and Industrial Castings (which includes pipes, valves, and industrial castings); Environmental Engineering (which includes environmental engineering and pumps); and Other.

Revenues by Industry Segment

For the year ended March 31, 2007

	Millions of yen		Thousands of U.S. dollars
	2007		2007
	¥	%	$
Internal Combustion Engine and Machinery	746,808	66.3	6,328,881
Pipes, Valves, and Industrial Castings	194,224	17.2	1,645,966
Environmental Engineering	90,613	8.0	767,907
Other	95,811	8.5	811,958

Total	1,127,456	100.0	9,554,712

For the years ended March 31, 2006 and 2005

	Millions of yen
	2006		2005
	¥	%	¥	%
Internal Combustion Engine and Machinery	674,087	63.3	594,269	59.7
Pipes, Valves, and Industrial Castings	189,708	17.8	170,629	17.2
Environmental Engineering	109,864	10.3	117,285	11.8
Other	92,077	8.6	112,300	11.3

Total	1,065,736	100.0	994,483	100.0

Operation of Each Segment

Internal Combustion Engine and Machinery

Internal Combustion Engine and Machinery includes farm equipment, engines and construction machinery. Kubota is Japan’s largest manufacturer of farm equipment and small engines for agricultural use based on market share. Revenues in this market in Japan are dominated by 4 major manufacturers, and the Company possesses a substantially larger share than the second ranked company. Main products include tractors ranging from 10.5 to 125 horsepower, combine harvesters, rice transplanters, power tillers and reaper binders. The Company also manufactures and sells a line of construction machinery including mini-excavators and wheel loaders as well as engines for various industrial uses. Overseas revenues of this segment accounted for 65.4% of the total revenues of this segment in fiscal 2007.

Domestic sales of farm equipment, engines and construction machinery are made through wholesale-retail dealers, wholesalers and the National Federation of Agricultural Cooperative Associations. Overseas revenues are made through trading companies, local distributors and the Company’s overseas subsidiaries and affiliates.

The products in this segment are manufactured at 6 domestic plants, and the Company has manufacturing subsidiaries in the United States, Germany, China, Thailand, and Indonesia.

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

Environmental Engineering

This segment develops and markets environmental control plants, pumps and related engineering. As for water treatment, the Company supplies water and sewage treatment plants, submerged membrane systems and biogas production systems. Regarding solid waste treatment, the Company supplies pulverizing facilities. This segment manufactures and supplies various pumps for waterworks, sewage facilities, irrigation system, rainwater drainage and power supplies.

At present, almost all the revenues in this segment are to municipalities focusing on domestic environmental engineering market, which is competitive with many engineering companies. There are 2 manufacturing plants in Japan and no overseas plants.

Other

This segment encompasses all the other businesses that don’t belong to the aforementioned 3 segments. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction, and other equipment and services.

The products in this segment are manufactured mainly at 4 plants in Japan, and the Company has a manufacturing subsidiary in Indonesia.

Revenues by Region

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
Japan	¥639,402	¥632,128	¥603,502	$5,114,424
Overseas:
North America	242,370	284,586	323,092	2,738,068
Other Areas	112,711	149,022	200,862	1,702,220

Subtotal	355,081	433,608	523,954	4,440,288

Total	¥994,483	¥1,065,736	¥1,127,456	$9,554,712

Revenues in Japan in fiscal 2007, 2006, and 2005 amounted to ¥603,502 million ($5,114,424 thousand), ¥632,128 million and ¥639,402 million, respectively. Revenues in North America in fiscal 2007, 2006, and 2005 amounted to ¥323,092 million ($2,738,068 thousand), ¥284,586 million and ¥242,370 million, respectively. Revenues in Other areas in fiscal 2007, 2006, and 2005 amounted to ¥200,862 million ($1,702,220 thousand), ¥149,022 million and ¥112,711 million, respectively.

Overseas Activities

The Company’s overseas revenues (which represent revenues to unaffiliated customers outside Japan) in fiscal 2007, 2006, and 2005 amounted to ¥523,954 million ($4,440,288 thousand), ¥433,608 million and ¥355,081 million, respectively. The ratios of such overseas revenues to consolidated revenues in 2007, 2006, and 2005 were 46.5%, 40.7% and 35.7%, respectively. The revenues of the Company’s subsidiaries outside Japan in fiscal 2007, 2006, and 2005 amounted to ¥489,575 million ($4,148,941 thousand), ¥405,357 million and ¥333,700 million, respectively. Its ratio to consolidated revenues in fiscal 2007, 2006, and 2005 were 43.4%, 38.0% and 33.6%, respectively.

The Company has manufacturing subsidiaries in the U.S.A., Canada, Germany, China, Indonesia and Thailand, and manufacturing affiliates in China. International sales subsidiaries are located in the U.S.A., Canada, France, the U.K., Germany, Spain, Australia, China and South Korea. In addition, a representative office is maintained in Beijing, and liaison offices are located in Torrance (California: U.S.A.), Flowery Branch (Georgia: U.S.A.), Argenteuil (France), Dubai (U.A.E.), Suzhou (China), Bangkok (Thailand), Selangor (Malaysia), Cairo (Egypt), and India (Delhi).

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

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2007, the Company held 5,081 Japanese patent and utility model registrations, and 886 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2007, royalty income and expenses were ¥723 million ($6,127 thousand) and ¥136 million ($1,153 thousand), respectively, under such licensing arrangements.

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

C. Organization Structure

As of March 31, 2007, the group of Kubota Corporation consists of Kubota Corporation, 118 subsidiaries and 24 affiliates. Kubota Corporation plays a leading role in the group. The Company’s significant subsidiaries are as follows:

Country of Incorporation or Residence	Name	Percentage ownership (%)
Japan	Kubota Construction Co., Ltd.	100.0
	Kubota Credit Co., Ltd.	72.8
	Kubota Maison Co., Ltd.	100.0
	Kubota Environmental Service Co., Ltd.	100.0
	Kubota-C.I. Co., Ltd.	70.0
U.S.A.	Kubota Tractor Corporation	90.0
	Kubota Credit Corporation, U.S.A.	100.0
	Kubota Manufacturing of America Corporation	100.0
	Kubota Engine America Corporation	90.0
Canada	Kubota Metal Corporation	100.0
Germany	Kubota Baumaschinen GmbH	100.0
France	Kubota Europe S.A.S.	73.8

D. Property, Plant and Equipment

The following table sets forth information with respect to Kubota’s principal manufacturing facilities:

Location	Land area		Floor space		Principal products
	(Square meters)		(Square meters)

	Owned	Leased	Owned	Leased
Japan
Amagasaki (Hyogo)	462,785	37,798	166,488	122	Ductile iron pipes, Filament winding pipes, Rolls for steel mills
Funabashi (Chiba)	561,265	18,057	142,920	6,686	Ductile iron pipes, Spiral welded steel pipes
Okajima (Osaka)	88,393	825	56,888	—	Cast iron products
Sakai (Osaka)	421,386	11,616	145,260	24,608	Farm equipment, Diesel engines
Utsunomiya (Tochigi)	145,598	—	69,998	1,367	Farm equipment
Tsukuba (Ibaraki)	334,496	25,907	152,080	15,531	Farm equipment, Diesel engines
Sakai (Osaka)	159,956	—	48,862	1,206	Diesel engines
Hirakata (Osaka)	306,102	—	143,724	8,112	Construction machinery, Cast steel products, Pumps, Valves
Konan (Shiga)	192,560	—	51,606	—	Septic tanks
Yao (Osaka)	38,102	—	27,469	—	Electronic machinery, Pulverizing equipment
Ryugasaki (Ibaraki)	84,795	—	30,820	—	Vending machines
U.S.A.
Jackson (Georgia)	611,000	—	57,282	—	Lawn and garden tractors
Jefferson (Georgia)	356,000	—	37,400	—	Implements for tractors

The Company considers its principal manufacturing facilities to be well maintained and suitable for the purpose for which they are employed and believes that its plant capacity is adequate for its current and near-term needs.

In addition, the Company owns 2,433,430 square meters of land (309,472 square meters of floor space) in Japan, used for the head office, branches, business offices and research facilities, and leases 3,569 square meters of land (56,413 square meters of floor space) used for sales offices, warehousing, employee housing and other purposes.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2007, the Company has planned to invest approximately ¥43.0 billion ($364 million) in the fiscal year ending March 31, 2008. The Company intends to fund the investment basically through cash obtained by operating activities, and to also utilize available borrowings from financial institutions. The Company’s commitments for capital expenditures are not material.

Principal plans for new construction, expansion, reforming, and disposition as of March 31, 2007 are as follows:

New Construction

			Estimated amount of expenditures (Billions of Yen)		Schedule
Location	Industry segment included	Content	Total amount of expenditures	Amount already paid	Commenced	To be completed
Suzhou (Jiangsu, People’s Republic of China)	Internal Combustion Engine and Machinery	Building of new production facility for agricultural equipment in China	¥1.7	¥1.5	Oct. 2005	Dec. 2007

Expansion

			Estimated amount of expenditures (Billions of Yen)		Schedule
Location	Industry segment included	Content	Total amount of expenditures	Amount already paid	Commenced	To be completed
Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥7.7	¥3.7	Jan. 2006	Mar. 2008

Hirakata (Osaka)	Internal Combustion Engine and Machinery	Restructuring of production system for construction machinery	¥1.7	¥1.2	Jun. 2006	Mar. 2008

Reforming

No material reforming is planned.

Disposition

No material disposition is planned.

Item 4A. Unresolved Staff Comments

The Company is a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments provided by the staff of the Securities and Exchange Commission regarding the Company’s periodic reports under that Act as of the date of the filing of this Form 20-F with the Commission.

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

6) Retirement and Pension Plans

Benefit obligations and periodic benefit cost are valued based on assumptions developed by the Company and used by actuaries in calculating such amounts. These assumptions include the discount rate, retirement rate, timing of estimated average promotion, mortality rate, expected rate of return on plan assets, and other factors. These assumptions are based upon current statistical data and are reviewed every fiscal year.

To determine the discount rate, the Company considers current market interest rates. The Company assumed that the discount rate was 2.5% for the years ended March 31, 2007, 2006, and 2005. A further decrease of 50 basis points in the discount rate would increase the benefit obligations as of March 31, 2007 by approximately ¥8.1 billion ($69 million).

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years, the current and expected components of plan assets, and anticipated market trends. An actual return on plan assets in the past 10 years at March 31, 2007 was 3.4%, and an asset allocation assumption was 55% on fixed income securities with an expected rate of return of 1.0%, and 45% on equity securities with an expected rate of return of 5.5% for the year ended March 31, 2006 and thereafter. The Company assumed that the long-term rate of return on plan assets was 3.0% for the years ended March 31, 2007 and 2006, and 3.5% for the year ended March 31, 2005. A decrease of 50 basis points in the expected rate of return on plan assets would result in an increase of periodic benefit cost for the year ending March 31, 2008 of approximately ¥0.5 billion ($4 million).

The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period. Accordingly, significant unrecognized actuarial gains or losses may have a material effect on periodic benefit cost in the next fiscal year.

From the fiscal year ended March 31, 2007, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” The Company recognized its underfunded status of the defined benefit postretirement plan as an liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income, net of tax. The adoption of the statement has no effect on the consolidated statements of income.

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

Generally, output measures are considered to be the best measures of progress toward completion. But, in the case of the Company, most contracts with customers include the delivery and installation of component units. Accordingly, the extent of progress toward completion cannot be properly measured. The Company deems that the measuring method based on the accrual cost method is the most appropriate. Among the various input measure methods available, the Company believes the cost-to-cost method to be preferable to others, such as labor hours, labor cost, machine hours, or material quantities.

The Company’s senior management and the Board of Corporate Auditors had proactive discussions about these critical accounting policies, and they agreed that estimates and assumptions were appropriate in light of the current and expected market conditions, the Company’s businesses, and numerous other factors.

New Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109”. This interpretation introduces a new approach that significantly changes how companies recognize and measure tax benefits associated with tax positions and disclose uncertainties related to income tax positions. This interpretation is effective in fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

A. Operating Results

(The fiscal year ended March 31, 2007 compared with the fiscal year ended March 31, 2006)

Revenues

For the year ended March 31, 2007, revenues of the Company increased ¥61.7 billion (5.8%), to ¥1,127.5 billion ($9,555 million) from the prior year.

In the domestic market, revenues decreased ¥28.6 billion (4.5%), to ¥603.5 billion ($5,114 million). Revenues in Internal Combustion Engine and Machinery decreased due to lower sales of core farm equipment even though sales of construction machinery and engines increased steadily. Revenues in Pipes, Valves, and Industrial Castings also declined slightly owing to a decrease in sales of industrial castings, while sales of ductile iron pipes and plastic pipes stayed at the same level as in the prior year. Revenues in Environmental Engineering decreased substantially due mainly to severe market conditions. On the contrary, revenues in Other increased chiefly due to sales expansion of vending machines.

On the other hand, revenues in overseas markets increased ¥90.3 billion (20.8%), to ¥524.0 billion ($4,440 million) from the prior year. In North America, sales of newly introduced mid-size tractors expanded substantially and sales of construction machinery and engines also increased. In Europe, sales of tractors, construction machinery, and engines all increased. In Asia outside Japan, a large increase in sales of farm equipment for rice farming continued. As a consequence, the ratio of overseas revenues to consolidated revenues rose 5.8 percentage points, to 46.5%.

Revenues by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥746.8 billion ($6,329 million), 10.8% higher than the prior year, comprising 66.3% of consolidated revenues. Domestic revenues decreased 4.1%, to ¥258.3 billion ($2,189 million), and overseas revenues increased 20.7%, to ¥488.5 billion ($4,140 million). This segment comprises farm equipment, engines, and construction machinery.

In the domestic market, sales of farm equipment declined because of lackluster market conditions. In the domestic market for farm equipment, new government agricultural policies have been introduced, and the implementation of these measures is resulting in structural changes within the agricultural sector, leading to a postponement of equipment purchases, principally among medium-sized farms. Within this market environment, to revitalize the operations, the Company implemented sales expansion policies carefully tailored to various customer groups and was able to increase its market share; however, these efforts did not compensate for the market slump. On the other hand, sales of construction machinery rose significantly due to steady demand for construction machinery, the introduction of new models, and the expansion of sales to major machinery rental companies. In addition, sales of engines, mainly to manufacturers of construction and industrial machinery, showed steady expansion.

In overseas markets, sales of tractors, the Company’s core product, expanded steadily. In the United States, sales of mid-size tractors showed marked expansion accompanying the introduction of new models, while sales of small-sized tractors weakened along with the slowdown in housing starts. In Europe, sales of tractors showed strong expansion as the Company introduced new products and implemented an active marketing program. Moreover, in Asia outside Japan, sales of tractors sustained a high rate of growth in Thailand, where demand for tractors is expanding rapidly.

Sales of construction machinery reported steady expansion in Europe, the principal overseas market of construction machinery, due to rising demand coupled with the introduction of new products. Sales of construction machinery in North America also increased. In addition, sales of engines in Europe and the United States grew steadily, and sales of combine harvesters in China increased rapidly.

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings were ¥194.2 billion ($1,646 million), 2.4% higher than the prior year, comprising 17.2% of consolidated revenues. Domestic revenues decreased 2.2%, to ¥163.4 billion ($1,385 million), and overseas revenues increased 36.7%, to ¥30.8 billion ($261 million). This segment comprises pipes, valves, and industrial castings.

In the domestic market, demand for ductile iron pipes and plastic pipes was lackluster, but the Company was able to slightly increase sales of plastic pipes by raising prices, while sales of ductile iron pipes declined marginally. Sales of industrial castings expanded, mainly to the private sector, such as the steel and energy industries, but sales of products to the public sector fell sharply.

In overseas markets, exports of ductile iron pipes to the Middle East were robust, and sales of industrial castings continued to increase substantially, owing to high levels of private-sector capital expenditures.

3) Environmental Engineering

Revenues in Environmental Engineering were ¥90.6 billion ($768 million), 17.5% lower than the prior year, comprising 8.0% of consolidated revenues. Domestic revenues decreased 17.6%, to ¥86.5 billion ($733 million), and overseas revenues decreased 16.8%, to ¥4.1 billion ($35 million). This segment comprises environmental control plants and pumps.

In the domestic market, the operating environment continued to be extremely challenging because of the decline in public-sector demand and the drop in sales prices due to more intense competition. In addition, suspension of designated pre-approved suppliers due to compliance issues had a major negative impact. As a result, the Water & Sewage Engineering Division and Pumps Division, suffered substantial decline in revenues. Overseas revenues also declined due to a decrease in sales of pumps, which is the main export product in this segment.

4) Other

Revenues in Other were ¥95.8 billion ($812 million), 4.1% higher than the prior year, comprising 8.5% of consolidated revenues. Domestic revenues increased 4.9%, to ¥95.3 billion ($808 million), and overseas revenues decreased 60.0%, to ¥0.5 billion ($4 million). This segment comprises vending machines, electronically equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums, and other business.

Sales of construction fell sharply because of the Company’s realignment measures, including discontinuance of receiving orders from the public sector as an original contractor. Sales of vending machines, condominiums, and air-conditioning equipment increased favorably, while sales of electronically equipped machinery and septic tanks declined.

Cost of Revenues, SG&A Expenses, and Loss from Disposal and Impairment of Businesses and Fixed Assets

The cost of revenues increased 5.4% from the prior year, to ¥794.7 billion ($6,735 million). The cost of revenues as a percentage of consolidated revenues decreased 0.2 percentage point, to 70.5%. The decrease in the ratio was attributable to ongoing activities for cost reductions and controls as well as the increased efficiency of the manufacturing process.

Selling, general, and administrative (SG&A) expenses increased 7.2% from the prior year, to ¥199.4 billion ($1,689 million). The ratio of SG&A expenses to revenues increased 0.2 percentage point, to 17.7%. This increase was mainly due to increases in overseas subsidiaries’ SG&A expenses resulting from sales expansion.

Loss from disposal and impairment of businesses and fixed assets decreased 34.9 % from the prior year, to ¥3.1 billion ($26 million). This loss arose chiefly from the restructuring of construction businesses.

Operating Income

Operating income climbed ¥9.3 billion (7.7%), to ¥130.3 billion ($1,105 million) from the prior year, the highest level in the Company’s history. By segment, operating income in Internal Combustion Engine and Machinery expanded substantially, supported by the increase in revenues and the positive effect of the weakening of the yen. Pipes, Valves, and Industrial Castings also reported a gain in operating income owing to continued cost cutting, including reductions in fixed expenses, and higher revenues in overseas markets. Environmental Engineering, however, posted a substantial decline in profitability and reported an operating loss accompanying the decline in sales prices. Operating income in Other, however, showed steady expansion, as a result of increased sales of vending machines and other products.

Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥124.9 billion ($1,059 million), a 12.9% increase; Pipes, Valves, and Industrial Castings, operating income of ¥22.0 billion ($187 million), a 14.3% increase; Environmental Engineering, operating loss of ¥5.6 billion ($48 million), as compared to operating income of ¥4.3 billion; and Other, operating income of ¥7.1 billion ($60 million), a 226.9% increase.

Other Income

Other income, net, was ¥1.2 billion ($10 million), a decrease of ¥18.2 billion from the prior year. The reason for this substantial decrease was the absence of a gain of ¥15.9 billion from the nonmonetary exchange of securities of UFJ Holdings, Inc., resulting from the merger of Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc., in the prior year.

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥131.6 billion ($1,115 million), a decrease of ¥9.0 billion from the prior year.

Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income taxes decreased 12.7% from the prior year, to ¥49.0 billion ($415 million). The effective tax rate was 37.2%.

Minority interests in earnings of subsidiaries increased ¥1.3 billion, to ¥6.2 billion ($53 million). Equity in net income of affiliated companies decreased ¥0.3 billion from the prior year, to ¥1.4 billion ($11 million). The increase in minority interests in earnings of subsidiaries resulted from the favorable operating performances of overseas subsidiaries.

Income from Continuing Operations

Income from continuing operations was ¥77.7 billion ($659 million), compared with ¥81.1 billion in the prior year.

Loss from Discontinued Operations, Net of Taxes

Loss from discontinued operations, net of taxes, was ¥1.3 billion ($11 million) in the year under review and ¥0.1 billion in the prior year. This loss resulted from the withdrawal from industrial-waste disposal business and the liquidation of a subsidiary engaged in that business.

Net Income

Due to the factors described above, net income decreased ¥4.6 billion, to ¥76.5 billion ($648 million). Return on shareholders’ equity decreased 2.8 percentage points, to 12.1%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥295 ($2.50), as compared to ¥311 in the prior year.

Dividends

The Company has decided to pay ¥35 per ADS as year-end cash dividends. Accordingly, including the interim dividend of ¥ 25 per ADS already paid, the total dividends for the entire fiscal year will be ¥60 per ADS, which will be ¥10 per ADS higher than the prior year.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-backs and the cancellation of treasury stock. For reference’s sake, the Company purchased 7.98 million shares outstanding (¥8.5 billion) and retired 7.95 million shares of treasury stock (¥8.5 billion) during the year under review.

Comprehensive Income

Comprehensive income was ¥67.3 billion ($570 million), ¥73.0 billion lower from the prior year. This decrease was mainly due to a decrease in unrealized gains on securities.

(The fiscal year ended March 31, 2006 compared with the fiscal year ended March 31, 2005)

Revenues

For the year under review, revenues of the Company rose 7.2%, to ¥1,065.7 billion. In the domestic market, revenues in Internal Combustion Engine and Machinery increased due to steady sales of engines and construction machinery, and revenues in Pipes, Valves, and Industrial Castings increased due to favorable sales of industrial castings and business integration in the plastic pipes business. However, revenues in Environmental Engineering decreased due to severe conditions of the public works related business, and revenues in Other decreased, resulting from a sale of a subsidiary at the beginning of this fiscal year. Total domestic revenues decreased 1.1%, to ¥632.1 billion from the prior year.

On the other hand, revenues in overseas markets increased largely as a result of sustained high growth in the Company’s overseas operations in Internal Combustion Engine and Machinery. Revenues in North America increased due to steady sales of tractors and brisk sales of engines and construction machinery. In Europe, sales of tractors, construction machinery, and engines increased largely from the prior year. In Asia, sales of rice-farming equipment rose substantially. As a consequence, overseas revenues increased 22.1%, to ¥433.6 billion from the prior year. The percentage of overseas sales accounted for 40.7% of revenues, 5.0 percentage points higher than in the prior year.

Please refer to next “revenues by industry segment” for details.

Revenues by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥674.1 billion, 13.4% higher than in the prior year, comprising 63.3% of consolidated revenues. Domestic revenues increased 4.0%, to ¥269.2 billion, and overseas revenues also increased 20.7%, to ¥404.9 billion. This segment consists of farm equipment, engines, and construction machinery.

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

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings were ¥189.7 billion, 11.2% higher than in the prior year, comprising 17.8% of consolidated net sales. Domestic revenues increased 7.5%, to ¥167.2 billion, and overseas revenues increased 48.7%, to ¥22.5 billion. This segment consists of pipes, valves, and industrial castings.

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

3) Environmental Engineering

Revenues in Environmental Engineering were ¥109.9 billion, 6.3% lower than the prior year, comprising 10.3% of consolidated revenues. Domestic revenues decreased 7.6%, to ¥104.9 billion, and overseas revenues increased 32.4%, to ¥5.0 billion. This segment consists of environmental control plants and pumps.

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

4) Other

Revenues in Other were ¥92.1 billion, 18.0% lower than the prior year, comprising 8.6% of consolidated revenues. Domestic revenues decreased 18.6%, to ¥90.8 billion, and overseas revenues increased 65.5%, to ¥1.2 billion. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums, and other business.

Sales of electronic-equipped machinery increased steadily. However, sales of vending machines slightly decreased, and sales of air-conditioning equipment, construction, septic tanks, and condominiums also declined. In particular, the Company coped with selecting and focusing the domain of its construction business and discontinued some part of construction business. In addition, there was a drop in sales due to the sale of a certain subsidiary. As a consequence, revenues of this segment decreased substantially from the prior year.

Operating Income

Operating income also rose, by 28.7%, to ¥121.1 billion, exceeding ¥100 billion for the first time in the history of the Company. The Company achieved higher operating income due to increased revenues in Internal Combustion Engine and Machinery and a reduction in costs of the public works related business. The ratio of operating income to revenues also recorded a new high of 11.4%. Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥110.6 billion, a 28.4% increase; Pipes, Valves, and Industrial Castings, operating income of ¥19.3 billion, a 67.8% increase; Environmental Engineering, operating income of ¥4.3 billion, a 28.6% decrease; and Other, operating income of ¥2.2 billion, a 43.8% decrease.

Although there was a negative impact of high prices of raw materials, profitability of Internal Combustion Engine and Machinery improved from the prior year due to favorable revenues in the European, Asian, and U.S. markets. Profitability of Pipes, Valves, and Industrial Castings improved from the prior year due to rigorous cost controls and the demand related to brisk capital expenditures in the steel and energy industries, while personnel expenses related to employee transfers to a subsidiary were recorded. Profitability in Environmental Engineering deteriorated because the Company is operating this business in a severe market in which intensifying competition together with price declines due to decreasing budgets for public works are in progress. Profitability in Other deteriorated mainly due to personnel expenses related to employee transfers to an affiliated company.

Cost of Revenues, SG&A Expenses, and Loss from Disposal and Impairment of Businesses and Fixed Assets

The cost of revenues increased 5.2% from the prior year, to ¥754.0 billion. As for material costs, while scrap metal for ductile iron pipes was cheaper than the Company’s expectations, steel products for Internal Combustion Engine and Machinery and resin for plastic pipe rose substantially. The cost of revenues as a percentage of consolidated revenues decreased 1.3 percentage points, to 70.7%. The decrease in the ratio was attributable to thoroughgoing activities for cost reductions and controls, increased efficiency of the manufacturing process over past years, and a substantial decrease in pension costs.

Selling, general, and administrative (SG&A) expenses increased 1.9% from the prior year, to ¥186.0 billion. The ratio of SG&A expenses to revenues decreased 0.9 percentage point, to 17.5%. The decrease in pension costs as well as the Company’s efforts to control spending in all aspects of business operations contributed to the decrease in the ratio.

Loss from disposal and impairment of businesses and fixed assets increased 233.0% from the prior year, to ¥4.7 billion. This loss increased mainly due to personnel expenses related to employee transfers to a subsidiary and an affiliated company.

Other Income (Expenses)

Other income, net, was ¥19.5 billion, a decrease of ¥42.8 billion from the prior year. While there was a gain of ¥15.9 billion from the nonmonetary exchange of securities of UFJ Holdings, Inc., resulting from the merger of Mitsubishi Tokyo Financial Group, Inc., with UFJ Holdings, Inc., the gain on the transfer of the substitutional portion of the Company’s accumulated pension benefit obligations to the Japanese government, which amounted to ¥58.6 billion, was reported in the prior year.

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Due to the factors described above, income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥140.5 billion, a decrease of ¥15.8 billion from the prior year.

Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income taxes increased 16.5% from the prior year, to ¥56.1 billion. The increase of net income tax from the prior year was mainly due to the low level of income taxes for the prior year. The effective tax rate was 39.9%.

Minority interests in earnings of subsidiaries increased ¥1.5 billion, to ¥4.9 billion. Equity in net income of affiliated companies decreased ¥0.7 billion from the prior year, to ¥1.6 billion. This decrease was due to a drop of net income of Kubota Matsushitadenko Exterior Works, Ltd. (KMEW). Net income of KMEW for the prior year was extraordinarily high due to the low level of income taxes related to the merger.

Income from Continuing Operations

Due to the factors described previously, net income from continuing operations was ¥81.1 billion, compared with ¥107.1 billion in the prior year.

Income (loss) from Discontinued Operations, Net of Taxes

Loss from discontinued operations, net of taxes, was ¥0.1 billion during the year under review. In the prior year, income from discontinued operations, net of taxes, was recorded aggregating ¥10.8 billion.

Net Income

Due to the factors described above, net income was ¥81.0 billion, compared with ¥117.9 billion in the prior year. Return on shareholders’ equity decreased 12.1 percentage points, to 14.9%, from the prior year.

Basic net income per ADS (five common shares) was ¥311, as compared to ¥446 in the prior year.

Dividends

The Company’s basic policy for the allocation of profit is to maintain or raise dividends. To this end, the Company determines the most appropriate use of retained earnings by considering requirements of maintaining stable current business operations as well as the future business environment. A year-end cash dividend per ADS at the rate of ¥30 was approved at the general meeting of shareholders, held on June 23, 2006. The Company also paid a ¥20 per ADS interim dividend to each shareholder.

Comprehensive Income

Comprehensive income was ¥140.3 billion, a ¥21.0 billion improvement from the prior year. This increase was mainly due to an increase in unrecognized gains on securities against a background of raising price of Japanese shares.

B. Liquidity and Capital Resources

Finance and Liquidity Management

The Company’s financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents, other current assets, cash flows provided by operating activities, and borrowing, the Company is in a position to fully finance the expansion of its business, R&D, and capital expenditures for current and future business projects. The specific methods of obtaining financing available to the Company are borrowing from financial institutions, the securitization of trade receivables, establishing committed lines of credit, and the issuance of bonds and commercial paper (CP) in the capital markets.

Annual interest rates of short-term borrowings ranged primarily from 0.81% to 5.77% at March 31, 2007. The weighted average interest rate on such short-term borrowings was 5.3%. As for long-term debt, interest rates were primarily fixed, and the weighted average interest rate on such long-term debt at March 31, 2007 was 3.6%. With regard to maturity profile of these borrowings, please refer to Item5.F “Tabular Disclosure of Contractual Obligations”.

In North America, the Company maintains an accounts receivable securitization program of trade receivables and finance receivables. The Company may sell both trade and finance receivables through independent securitization trusts. Trade receivables and finance receivables sold under the securitization program are excluded from receivables in the accompanying consolidated balance sheets.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥20.0 billion ($169 million) with certain Japanese banks. However, the Company currently does not use these lines. In the United States, Europe, and Asia, the Company maintains adequate uncommitted lines of credit with financial institutions. The Company also maintains a CP program allowing for the issuance of CP of up to ¥100.0 billion ($847 million). There was no outstanding issue of CP as of the end of March 2007.

The Company utilizes Group financing. With Group financing, the Company centralizes and pursues the efficiency of cash management domestically through the Kubota Cash Management System, under which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded, as necessary.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company carefully monitors its interest-bearing debt excluding debt related to sale financing programs. The Company is providing sale financing programs to support machinery sales in North America, Japan, and Thailand. The Company believes an increase of debt related to sales financing programs is a result of business expansion. At the end of March 2007, the amount of interest-bearing debt was ¥349.9 billion ($2,965 million). Of the ¥349.9 billion, ¥329.9 billion was borrowings from financial institutions, and the remaining ¥20.0 billion consisted of corporate bonds.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2007, the Company has planned to invest approximately ¥43.0 billion ($364 million) in the fiscal year ending March 31, 2008. The Company intends to fund the investment basically through cash obtained by operating activities, and to also utilize available borrowings from financial institutions. The Company’s commitments for capital expenditures are not material.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with repurchases of treasury stock. We use net cash provided by operating activities for these dividends and repurchases.

The amount of working capital decreased ¥1.4 billion, to ¥240.4 billion ($2,037 million), from the prior year-end. Additionally, the ratio of current assets to current liabilities decreased 5.1 percentage points, to 141.7%. The primary reason for this decrease was an increase in the current portion of long-term debt. There is some seasonality to the Company’s liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments are collected during April through June each year.

All things considered, the Company believes that it can support its current and anticipated capital and operating expenditures for the foreseeable future. The currencies in which the Company has its debt are mainly Japanese yen and U.S. dollars. There are no restrictions regarding the manner in which the funds may be used.

Ratings

The Company has obtained a credit rating from Rating and Investment Information, Inc. (R&I), a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company’s ratings are “A+” for long-term debt and “a-1” for short-term debt as of March 2007 and its outlook is stable. The Company’s favorable credit rating provides it access to capital markets and investors.

Assets, Liabilities, and Shareholders’ Equity

1) Assets

Total assets at the end of March 2007 amounted to ¥1,502.5 billion ($12,733 million), an increase of ¥97.1 billion (6.9%) from the end of the prior year.

Current assets were ¥817.1 billion ($6,925 million), an increase of ¥58.9 billion from the prior year-end. Current assets increased substantially due mainly to increases in inventories and short-term finance receivables resulting from business expansion in Internal Combustion Engine and Machinery. Inventory turnover dropped 0.5 point, to 5.9 times.

In addition to the increase in current assets, investments and long-term finance receivables increased ¥24.6 billion, to ¥398.9 billion ($3,381 million). Long-term finance receivables increased substantially resulting from a sales increase in North America, while other investments decreased owing to a decrease in the unrealized gain on securities. Property, plant, and equipment increased ¥11.3 billion, to ¥237.6 billion ($2,014 million), due to an increase in capital expenditures. Other assets slightly increased ¥2.3 billion, to ¥48.9 billion ($414 million).

2) Liabilities

Total liabilities amounted to ¥806.8 billion ($6,837 million), an increase of ¥36.8 billion (4.8%) from the end of the prior year.

Current liabilities were ¥576.7 billion ($4,887 million), an increase of ¥60.2 billion from the prior year-end. Trade notes and accounts payable increased due to an increase in inventories, and interest-bearing debt increased due to increases in short- and long-term finance receivables. In addition, income taxes payable also increased.

On the other hand, long-term liabilities decreased ¥23.4 billion, to ¥230.1 billion ($1,950 million), because accrued retirement and pension costs decreased largely due to an application of a new accounting standard for pensions.

3) Minority Interests

Minority interests amounted to ¥36.1 billion ($306 million), an increase of ¥7.2 billion (24.8%) from the end of the prior year as a result of favorable results of operations of foreign subsidiaries.

4) Shareholders’ Equity

Total shareholders’ equity amounted to ¥659.6 billion ($5,590 million), an increase of ¥53.2 billion (8.8%) from the end of the prior year.

Retained earnings increased ¥53.7 billion, to ¥376.8 billion ($3,193 million) from the prior year-end due to the recorded net income. Though the unrealized gains on securities decreased, accumulated other comprehensive income remained at the same level as the prior year-end due mainly to the recorded pension liability adjustment with an application of the new accounting standard for pensions. The Company repurchased ¥8.5 billion ($72 million) of treasury stock and retired ¥8.5 billion ($72 million) during the year under review.

The shareholders’ equity ratio* was 43.9%, 0.7 percentage point higher than at the prior year-end. The debt-to-equity ratio** was 53.0%, 2.1 percentage points lower than at the prior year-end.

*	Shareholders’ equity ratio = shareholders’ equity / total assets
**	Debt-to-equity ratio = interest-bearing debt / shareholders’ equity

Cash Flows

Net cash provided by operating activities during the year under review was ¥96.8 billion ($821 million), an increase of ¥9.0 billion from the prior year. Although net income decreased from the prior year, the Company’s cash position was not affected, because the primary reason for the decrease of net income was the absence of the gain on nonmonetary exchange of securities which was recorded in the prior year. The increase in net cash provided by operating activities was mainly due to the favorable performance of business operations.

Net cash used in investing activities was ¥90.0 billion ($763 million), an increase of ¥28.7 billion from the prior year. Purchases of fixed assets increased due to an increase in capital expenditures. In addition, cash provided by proceeds from sales of property, plant, and equipment, proceeds from sales of investments, and proceeds from sales of finance receivables decreased. Accordingly, net cash used in investing activities increased substantially.

Net cash used in financing activities was ¥16.8 billion ($143 million), an increase of ¥6.6 billion from the prior year. Although purchases of treasury stock decreased, repayment of short-term borrowings and increased cash dividends increased net cash used in financing activities.

As a result, including the effect of exchange rate changes, cash and cash equivalents at the end of March 2007 were ¥82.6 billion ($700 million), a decrease of ¥9.3 billion from the prior year.

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

C. Research and Development, Patents and Licenses, etc

Research and Development

The Company conducts its research and development activities with approximately 1,300 researchers and engineers. The following table shows the Company’s research and development expenses for the last 3 fiscal years.

	Millions of yen			Thousands of U.S. dollars
	2005	2006	2007	2007
R&D Expenses	¥21,963	¥22,731	¥22,925	$194,280
As a percentage of consolidated revenues	2.2%	2.1%	2.0%	—

The R&D activities are conducted principally in R&D departments in each business division and subsidiary. In our business divisions and subsidiaries, there are 32 R&D departments. Each department promotes the R&D activities fortifying each business.

Total R&D expenses of 4 industrial segments, which are Internal Combustion Engine and Machinery, Pipes, Valves, and Industrial Castings, Environmental Engineering, and Other segment, were ¥17.6 billion, ¥1.9 billion, ¥1.2 billion, and ¥2.2 billion, respectively.

Patent and License

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2007, the Company held 5,081 Japanese patent and utility model registrations, and 886 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those, which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants licenses to others to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2007, royalty income and expenses were ¥723 million ($6,127 thousand) and ¥136 million ($1,153 thousand), respectively, under such licensing arrangements.

D. Trend Information

Outlook for the Next Fiscal Year

Financial Outlook

The Company forecasts consolidated revenues for the year ending March 31, 2008 will slightly increase from the year under review. In the domestic market, revenues in Pipes, Valves, and Industrial Castings are expected to increase. However, revenues in Internal Combustion Engine and Machinery are forecast to decrease slightly and revenues in Environmental Engineering and Other are forecast to decrease substantially. As a result, total domestic revenues are estimated to decrease from those of the year under review. As for overseas revenues, the Company expects higher revenues than in the year under review due to steady expansion of revenues in Internal Combustion Engine and Machinery.

The Company forecasts that operating income will almost be at the same level as in the year under review. Although a favorable swing of exchange rates mainly against the euro as well as corporate-wide cost reductions will have a favorable effect on profitability, the price increases in raw materials will cause downward pressure on operating income. The Company expects income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies, and net income for the next fiscal year to be also almost same level as in the year under review.

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

Matters Related to the health hazard of Asbestos

Background

Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, which is now a company office, had produced products containing asbestos. In April 2005, the Company was advised that some residents who lived near the former plant suffered from mesothelioma, a form of cancer that is said to be mainly caused by the aspiration of asbestos. After discussing this issue with those patients and their private support groups, and deliberating internally and consulting with outside advisers, the Company announced its intention in June 2005 to act seriously and faithfully concerning various issues of the health hazard of asbestos from the viewpoint of corporate social responsibility (CSR) as a company that had once manufactured products containing asbestos for a long time.

According to the Company’s basic policy, the Company started the program of consolation payments to patients with mesothelioma who lived near the former plant and to the families of residents who died from mesothelioma. In April 2006, the Company decided to establish the relief payment system in place of the consolation payment system and make additional payment to the residents to whom consolation payment were eligible to be paid or payable. After the Company established its internal policies and procedures of relief payment system, the Company has received claims for relief payments from 149 residents and paid or accrued relief payments to 140 of those residents after carefully reviewing those claims as of March 31, 2007.

With regard to the procedures for making claims to the Company for relief payments, the Company has asked the residents or the bereaved family of the residents who lived close to its former plant to communicate with the Company through Amagasaki Occupational Safety and Health Center with the documents requested by the Company.

With regard to current and former employees of the Company who suffered and are suffering from asbestos-related disease, in accordance with the Company’s internal policies, the Company shall pay compensation which is not required by law. Upon certification of medical treatment compensation from the Workers’ Accident Compensation Insurance for asbestos-related diseases, the compensation for asbestos-related disease shall be paid. In case an employee dies during medical treatment and are certified for compensation from the Workers’ Accident Compensation Insurance for bereaved families, the compensation for asbestos-related disease for the bereaved family shall also be paid. In addition, the Company shall provide other financial aids, such as medical expenses during medical treatment which are incurred by the diseased employees or salary payments during the period of their absence from work. The cumulative number of current and former employees who are eligible for compensation in accordance with the Company’s internal policies that are not required by law is 94 as of the end of March 2005, 132 as of the end of March 2006, and 152 as of the end of March 2007.

In August 2006, the Company announced that the Company would provide a total of ¥1.2 billion donation to Hyogo College of Medicine in 10 years and a total of ¥0.5 billion donation to Osaka Medical Center for Cancer and Cardiovascular Diseases in 5 years. And the Company donated ¥400 million ($3,390 thousand) as a contribution for the year ended March 31, 2007.

As a result of the asbestos issue becoming an object of public concern, the Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (“New Asbestos Law”) in March 2006. This law was enacted for the purpose of promptly providing relief to people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers’ Accident Compensation Insurance Law. The relief aid payments are contributed by the national government, municipal governments, and business entities. The contribution, which includes a special contribution by the companies which operated a business closely related to asbestos, to be made by business entities shall commence from the year ending March 31, 2008. During the year ended March 31, 2007, the Company accounted for ¥735 million ($6,229 thousand) of the special contribution as a lump sum expense, which is imposed based on the New Asbestos Law for the next four years commencing the year ending March 31, 2008.

Contingencies Regarding Asbestos-Related Matters

The Company expenses the payments for the health hazard of asbestos based on the Company’s policies and procedures. The amounts of these expenses during the year ended March 31, 2007 were approximately ¥4,035 million ($34,195 thousand). Of the ¥4,035 million ($34,195 thousand), ¥2,030 million ($17,203 thousand) were expenses related to the payment for the relief payment system established in April 2006. The Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to asbestos issues. However, the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations, financial position, and its liquidity.

Subsequent events

On May 11, 2007, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2007 of ¥7 per common share (¥35 per five common shares) or a total of ¥9.0 billion ($77 million). On June 22, 2007, the Company’s Board of Directors approved the purchase of up to 10,000,000 shares, or up to ¥11 billion ($93 million) of the parent company’s outstanding common stock on and after June 25, 2007 through September 27, 2007.

E. Off-balance Sheet Arrangements

The Company utilizes accounts receivable securitization programs, which are important for the Company to broaden its funding sources and raise cost-effective funds. In the programs, the Company sells the receivables to wholly owned special-purpose entities (“SPEs”), which in turn transfer the receivables to bankruptcy-remote independent securitization trusts (the “Trusts”). At the time the receivables are sold to the Trusts, the receivables are removed from the consolidated balance sheet of the Company. The Company retains servicing responsibilities and subordinated interests. The purchaser has no recourse to the Company’s other assets for failure of debtors to pay when due. The Company’s interest in sold receivables is subordinate to the purchaser’s interest, and the Company serves as credit enhancements for the securities issued by the Trusts. The value of the Company’s interest in sold receivables is subject to credit, repayment, dilution, and interest rate risks on sold receivables. The Company is obligated to repurchase any receivable if the interest of the administrative agent is materially adversely affected by a breach of representation or warranty made by the SPEs.

The Company provides guarantees to distributors, including affiliated companies, and customers for their borrowing from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2007 was ¥949 million ($8,042 thousand).

F. Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at March 31, 2007.

	Millions of Yen
		Payments Due by Period
	Total	Less than year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	¥128,365	¥128,365	¥—	¥—	¥—
Capital lease obligations	6,577	3,253	3,028	254	42
Long-term debt	214,957	68,176	114,603	19,046	13,132
Deposits from customers	2,522	2,522	—	—	—
Operating lease obligations	1,785	682	680	178	245
Commitments for capital expenditures	3,819	3,819	—	—	—
Interest payments	13,082	6,269	5,888	744	181

Total	¥371,107	¥213,086	¥124,199	¥20,222	¥13,600

	Thousands of U.S. Dollars
		Payments Due by Period
	Total	Less than year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	$1,087,839	$1,087,839	$—	$—	$—
Capital lease obligations	55,737	27,568	25,661	2,152	356
Long-term debt	1,821,670	577,763	971,212	161,407	111,288
Deposits from customers	21,373	21,373	—	—	—
Operating lease obligations	15,127	5,780	5,762	1,509	2,076
Commitments for capital expenditures	32,364	32,364	—	—	—
Interest payments	110,864	53,127	49,898	6,305	1,534

Total	$3,144,974	$1,805,814	$1,052,533	$171,373	$115,254

The Company’s contributions to pension plans for the year ending March 31, 2008 are expected to be ¥13,562 million ($114,932 thousand).

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following sets for the information about the Company’s directors, executive officers and corporate auditors as of the date of filing of this Report, together with their respective dates of birth and positions. The term of office of all directors will expire at the conclusion of the ordinary general meeting of shareholders which will be held in 2008.

Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including responsibilities in other companies)
Daisuke Hatakake	51,000 Shares	President and Representative Director of Kubota Corporation
(Jun. 29, 1941)
		Apr. 2003	President and Representative Director of Kubota Corporation (to present)
		Jun. 2002	General Manager of Corporate Compliance Headquarters
		Jun. 2001	Managing Director of Kubota Corporation, in charge of Corporate Planning & Control Dept., Finance & Accounting Dept., Corporate Information Systems Planning Dept. (assistant)
		Aug. 2000	In charge of PV Business Planning & Promotion Dept.
		Jun. 2000	In charge of Compliance Auditing Dept., Business Alliance Dept. (assistant), Corporate Information Systems Planning Dept. (assistant), General Manager of Corporate Planning & Control Dept.
		Jun. 1999	Director of Kubota Corporation
		Dec. 1998	General Manager of Corporate Planning & Control Dept.
		Apr. 1964	Joined Kubota Corporation

Moriya Hayashi (May 7, 1944)	31,000 Shares	Executive Vice President and Representative Director of Kubota Corporation, General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

		Apr. 2006	Executive Vice President and Representative Director of Kubota Corporation (to present)
		Apr. 2004	General Manager of Farm & Industrial Machinery Consolidated Division (to present)
		Apr. 2004	Executive Managing Director of Kubota Corporation
		Apr. 2003	Managing Director of Kubota Corporation, General Manager of Tractor Division
		Jan. 2002	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Oct. 2001	Deputy General Manager of Tractor Division
		Jun. 2001	Director of Kubota Corporation
		Jun. 1999	President of Kubota Tractor Corporation
		Apr. 1969	Joined Kubota Corporation

Toshihiro Fukuda (Oct. 12, 1945)	47,000 Shares	Executive Managing Director of Kubota Corporation, in charge of Corporate Staff Section
		Apr. 2007	In charge of Corporate Staff Section (to present)
		Apr. 2006	In charge of Secretary & Public Relations Dept.
		Apr. 2005	In charge of CSR Planning & Coordination Dept., General Manager of Corporate Compliance Headquarters
		Apr. 2005	Executive Managing Director of Kubota Corporation (to present)
		Apr. 2004	Managing Director of Kubota Corporation, in charge of Corporate Compliance Headquarters, Environmental Protection Dept., General Affairs Dept.
		Apr. 2003	General Manager of Farm Machinery Division
		Mar. 2003	In charge of Related Products Division
		Jun. 2002	Director of Kubota Corporation
		Oct. 2001	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sales Coordination Dept. in Farm & Industrial Machinery Consolidated Division
		Apr. 1969	Joined Kubota Corporation

Yasuo Masumoto (Apr. 21, 1947)	21,000 Shares	Executive Managing Director of Kubota Corporation, in charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

		Apr. 2007	In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division (to present)
		Apr. 2006	Executive Managing Director of Kubota Corporation (to present)
		Apr. 2005	Deputy General Manager of Industrial & Material Systems Consolidated Division
		Jan. 2005	In charge of Quality Assurance & Manufacturing Promotion Dept.
		Jun. 2004	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division
		Apr. 2004	Managing Director of Kubota Corporation, in charge of Manufacturing Planning & Promotion Dept.
		Apr. 2003	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division
		Jun. 2002	Director of Kubota Corporation
		Oct. 2001	General Manager of Farm Machinery Division
		Apr. 1971	Joined Kubota Corporation

Eisaku Shinohara (Aug. 25, 1947)	19,000 Shares	Managing Director of Kubota Corporation, General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division, in charge of Research & Development Planning & Promotion Dept., Environmental Equipment R&D Center

		Apr. 2007	In charge of Environmental Equipment R&D Center (to present)
		Apr. 2005	Managing Director of Kubota Corporation, in charge of Research & Development Planning & Promotion Dept. (to present)
		Apr. 2004	General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Jun. 2003	Director of Kubota Corporation
		Oct. 2001	Deputy General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Vehicle Technology Generalization Dept. in Tractor Division
		Apr. 1974	Joined Kubota Corporation

Yoshihiko Tabata (Mar. 23, 1946)	20,000 Shares	Managing Director of Kubota Corporation, General Manager of Engine Division
		Oct. 2006	General Manager of Planning & Sales Promotion Dept. in Engine Division
		Apr. 2006	Managing Director of Kubota Corporation (to present)
		Jun. 2004	Director of Kubota Corporation
		Oct. 2003	General Manager of Engine Division (to present)
		May 1998	President of Kubota Engine America Corporation
		Dec. 1976	Joined Kubota Corporation

Kazunobu Ueta (Jan. 1, 1947)	22,000 Shares	Managing Director of Kubota Corporation, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

		Apr. 2006	Managing Director of Kubota Corporation (to present)
		Apr. 2005	In charge of Farm Facilities Division
		Apr. 2005	General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Jun. 2004	Director of Kubota Corporation, in charge of Related Products Division
		Apr. 2004	In charge of Related Products Division (assistant) and Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Sales Control Dept. in Farm & Industrial Machinery Consolidated Division
		Apr. 2000	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
		Apr. 1969	Joined Kubota Corporation

Morimitsu Katayama (Jan. 17, 1948)	25,000 Shares	Managing Director of Kubota Corporation, General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Sakai Plant, in charge of Quality Assurance & Manufacturing Promotion Dept.

		Apr. 2007	Managing Director of Kubota Corporation, in charge of Quality Assurance & Manufacturing Promotion Dept. (to present)
		Jan. 2005	In charge of Quality Assurance & Manufacturing Promotion Dept. (assistant)
		Jun. 2004	Director of Kubota Corporation, in charge of Manufacturing Planning & Promotion Dept. (assistant)
		Apr. 2004	General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sakai Plant (to present)
		Apr. 2003	General Manager of Sakai Plant
		Oct. 2001	General Manager of Construction Machinery Division and General Manager of Construction Machinery Manufacturing Dept. in Hirakata Plant
		Apr. 1963	Joined Kubota Corporation

Nobuyuki Toshikuni (Jan. 30, 1951)	13,000 Shares	Managing Director of Kubota Corporation, General Manager of Tractor Division
		Apr. 2007	Managing Director of Kubota Corporation (to present)
		Jun. 2004	Director of Kubota Corporation
		Apr. 2004	General Manager of Tractor Division (to present)
		Oct. 2001	President of Kubota Tractor Corporation
		Apr. 1973	Joined Kubota Corporation

Hirokazu Nara (Oct. 2, 1948)	16,000 Shares	Managing Director of Kubota Corporation, in charge of Corporate Staff Section (assistant), Corporate Planning & Control Dept., Finance & Accounting Dept.

		Apr. 2007	Managing Director of Kubota Corporation, in charge of Corporate Staff Section (assistant) (to present)
		Oct. 2005	In charge of Corporate Planning & Control Dept. (to present)
		Jun. 2005	In charge of Finance & Accounting Dept. (to present)
		Jun. 2005	Director of Kubota Corporation, in charge of Air Condition Equipment Division, Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., General Manager of Corporate Planning & Control Dept.
		Apr. 2005	In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant) and General Manager of Corporate Planning & Control Dept.
		Apr. 2003	General Manager of Corporate Planning & Control Dept.
		Jun. 1996	General Manager of Planning Dept. in Vending Machinery Division
		Apr. 1971	Joined Kubota Corporation

Masayoshi Kitaoka (Dec. 11, 1949)	9,000 Shares	Director of Kubota Corporation, in charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office

		Apr. 2007	In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office (to present)
		Jun. 2005	Director of Kubota Corporation (to present)
		Apr. 2004	General Manager of Farm Machinery Division
		Aug. 2003	General Manager of Electronic Equipped Machinery Division
		Dec. 2002	General Manager of Electronic Equipped Machinery Division and General Manager of FA Sales Dept. in Electronic Equipped Machinery Division
		Oct. 2001	General Manager of Electronic Equipped Machinery Division and General Manager of CAD Dept. in Electronic Equipped Machinery Division
		Apr. 1973	Joined Kubota Corporation

Tetsuji Tomita (Mar. 6, 1950)	9,000 Shares	Director of Kubota Corporation, President of Kubota Tractor Corporation
		Jun. 2005	Director of Kubota Corporation (to present)
		Apr. 2004	President of Kubota Tractor Corporation (to present)
		Jan. 2003	President of Kubota Europe S.A.S.
		Oct. 1999	General Manager of Export Dept. in Tractor Division
		Apr. 1973	Joined Kubota Corporation

Masatoshi Kimata (Jun. 22, 1951)	17,000 Shares	Director of Kubota Corporation, Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

		Apr. 2007	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		Jun. 2005	Director of Kubota Corporation (to present)
		Oct. 2001	General Manager of Tsukuba Plant
		Apr. 1977	Joined Kubota Corporation

Nobuyo Shioji (Apr. 11, 1949)	3,000 Shares	Director of Kubota Corporation, General Manager of Construction Machinery Division
		Jun. 2006	Director of Kubota Corporation (to present)
		Apr. 2005	General Manager of Construction Machinery Division (to present)
		Apr. 2004	General Manager of Construction Machinery Division and General Manager of Planning & Sales Promotion Dept. in Construction Machinery Division
		Apr. 2003	Deputy General Manager of Construction Machinery Division and General Manager of Planning & Sales Promotion Dept. in Construction Machinery Division
		Jun. 2001	General Manager of Planning & Sales Promotion Dept. in Construction Machinery Division
		Apr. 1973	Joined Kubota Corporation

Takeshi Torigoe (Apr. 8, 1950)	12,000 Shares	Director of Kubota Corporation, General Manager of Steel Castings Division
		Jun. 2006	Director of Kubota Corporation (to present)
		Apr. 2005	General Manager of Steel Castings Division (to present)
		Jan. 2004	General Manager of Steel Castings Manufacturing Dept. in Hirakata Plant
		Jan. 2001	President of Kubota Metal Corporation
		Apr. 1976	Joined Kubota Corporation

Satoru Sakamoto (Jul. 18, 1952)	5,000 Shares	Director of Kubota Corporation, General Manager of Air Condition Equipment Division, President of Kubota Air Conditioner, Ltd.

		Jun. 2006	Director of Kubota Corporation (to present)
		Apr. 2006	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd. (to present)
		Oct. 2005	Deputy General Manager of Air Condition Equipment Division and Director of Kubota Air Conditioner, Ltd.
		Apr. 2003	General Manager of Planning Dept. in Ductile Iron Pipe Division
		Jun. 2001	General Manager of Corporate Planning & Control Dept.
		Apr. 1976	Joined Kubota Corporation

Hideki Iwabu (Oct. 21, 1952)	11,000 Shares	Director of Kubota Corporation, General Manager of Water & Sewage Engineering Division

		Aug. 2006	General Manager of Planning Dept. in Water & Sewage Engineering Division
		Jun. 2006	Director of Kubota Corporation (to present)
		Apr. 2006	General Manager of Water & Sewage Engineering Division (to present)
		Apr. 2004	General Manager of Sewage Engineering Dept. II in Water & Sewage Engineering Division
		Jun. 2001	General Manager of Water & Sewage Engineering Dept. in Water & Sewage Engineering Division
		Apr. 1975	Joined Kubota Corporation

Takashi Yoshii (Oct. 7, 1951)	16,000 Shares	Director of Kubota Corporation, President of Kubota Manufacturing of America Corporation

		Jun. 2007	Director of Kubota Corporation (to present)
		Oct. 2005	President of Kubota Manufacturing of America Corporation (to present)
		Apr. 2005	General Manager of R&D Administration Dept. and General Manager of Prototype Engineering Dept. in Farm & Industrial Machinery Consolidated Division
		May 2003	General Manager of R&D Administration Dept. in Farm & Industrial Machinery Consolidated Division
		Apr. 1974	Joined Kubota Corporation

Kohkichi Uji (Feb. 16, 1952)	4,000 Shares	Director of Kubota Corporation, General Manager of Ductile Iron Pipe Division, General Manager of Business Planning & Marketing Dept. in Ductile Iron Pipe Division and Director of Tops Water Co., Ltd.

		Jun. 2007	Director of Kubota Corporation (to present)
		Apr. 2007	General Manager of Ductile Iron Pipe Division and General Manager of Business Planning & Marketing Dept. in Ductile Iron Pipe Division and Director of Tops Water Co., Ltd. (to present)
		Jun. 2006	General Manager of Business Planning & Marketing Dept. in Ductile Iron Pipe Division and Director of Tops Water Co., Ltd.
		Oct. 2003	General Manager of Business Planning & Marketing Dept. in Ductile Iron Pipe Division
		Apr. 2003	General Manager of Sales Administration Dept. in Ductile Iron Pipe Division
		Apr. 1974	Joined Kubota Corporation

Toshihiro Kubo (Apr. 5, 1953)	8,000 Shares	Director of Kubota Corporation, General Manager of Planning Dept. in Ductile Iron Pipe Division

		Jun. 2007	Director of Kubota Corporation (to present)
		Oct. 2005	General Manager of Planning Dept. in Ductile Iron Pipe Division (to present)
		Apr. 2003	General Manager of R&D Dept. in Ductile Iron Pipe Division
		Apr. 1979	Joined Kubota Corporation

Kenshiro Ogawa (Jul. 23, 1953)	18,000 Shares	Director of Kubota Corporation, General Manager of Tsukuba Plant
		Jun. 2007	Director of Kubota Corporation (to present)
		Apr. 2007	General Manager of Tsukuba Plant (to present)
		Apr. 2003	General Manager of Engine Manufacturing Dept. in Sakai Plant and Rinkai Engine Manufacturing Dept. in Sakai Plant
		Apr. 1979	Joined Kubota Corporation

Junichi Maeda (May 23, 1945)	20,000 Shares	Corporate Auditor of Kubota Corporation
		Jun. 2005	Corporate Auditor of Kubota Corporation (to present)
		Jun. 2003	Director of Kubota Corporation
		Apr. 2003	General Manager of Ductile Iron Pipe Division
		Jun. 2001	General Manager of Planning Dept. in Ductile Iron Pipe Division
		Apr. 2001	Ditto and General Manager of Production Management Dept. in Ductile Iron Pipe Division
		Jun. 2000	General Manager of Planning Dept. in Ductile Iron Pipe Division
		Sep. 1972	Joined Kubota Corporation

Yoshiharu Nishiguchi (Jan.29, 1947)	22,000 Shares	Corporate Auditor of Kubota Corporation
		Jun. 2007	Corporate Auditor of Kubota Corporation (to present)
		Apr. 2007	Director of Kubota Corporation
		Apr. 2006	In charge of General Affairs Dept., Tokyo Administration Dept.
		Apr. 2005	Managing Director of Kubota Corporation, in charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office
		Apr. 2004	In charge of Septic Tanks Division, Housing & Building Materials Business Coordination Dept., Secretary & Public Relations Dept., PV Business Planning & Promotion Dept.
		Jun. 2003	Director of Kubota Corporation, in charge of Air Condition Equipment Division, Corporate Planning & Control Dept., Finance & Accounting Dept.
		Dec. 2002	General Manager of Compliance Auditing Dept.
		Jun. 2000	General Manager of Finance & Accounting Dept.
		Jul. 1998	General Manager of Accounting Dept.
		Apr. 1970	Joined Kubota Corporation

Yuzuru Mizuno (Jan. 21, 1948)	4,000 Shares	Corporate Auditor of Kubota Corporation
		Jul. 2005	Executive Senior Councilor of Corporate Accounting & Finance of Matsushita Electric Industrial Co., Ltd.
		Jun. 2005	Corporate Auditor of Kubota Corporation (to present)
		Jul. 2004	Executive Director of Matsushita Electric Industrial Co., Ltd., in charge of Corporate Finance & Investor Relations
		Feb. 2004	Director (non full-time) of Nippon Otis Elevator Company
		Oct. 2000	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.
		Oct. 2000	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.
		Jun. 1998	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.
		Dec. 1995	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		Apr. 1970	Joined Matsushita Electric Industrial Co., Ltd.

Yoshio Suekawa	7,000 Shares	Corporate Auditor of Kubota Corporation
(Sep. 1, 1937)
		Jun. 2004	Corporate Auditor of Kubota Corporation (to present)
		Apr. 2004	Appointed as a special visiting professor, the Faculty of Commerce, Doshisha University
		Jun. 2003	Assumed statutory auditor of SUS-TECH Corporation
		Jul. 2002	Established Suekawa CPA Office (to present)
		Jun. 2002	Retired from Representative Partner of Deloitte Touche Tohmatsu, Osaka
		May 1989	Assumed Representative Partner of Deloitte Touche, Tohmatsu, Osaka
		Jul. 1984	Joined Sanwa Tokyo Marunouchi (currently, Deloitte Touche Tohmatsu)
		Oct. 1963	Registered as a CPA with the Japanese Institute of Certified Public Accountants
		Oct. 1959	Joined Lowe Bingham and Luckie (subsequently, PricewaterhouseCoopers, Osaka)

Masanobu Wakabayashi	0 Shares	Corporate Auditor of Kubota Corporation
(Jan. 19, 1944)
		Jun. 2007	Corporate Auditor of Kubota Corporation (to present)
		Mar. 2004	Chairman of Osaka Prefectural Labour Relations Commission (to present)
		Apr. 1993	Vice President of Osaka Bar Association
		Apr. 1979	Established Masanobu Wakabayashi Law Office (to present)
		Apr. 1970	Registered as an attorney with Osaka Bar Association

Among Directors or Corporate Auditors of Kubota Corporation, there is no family relationship. No Directors and Corporate Auditors, except Yoshio Suekawa and Masanobu Wakabayashi, Corporate Auditors, of Kubota Corporation have business activities outside the Company. No Directors have directorship of another company.

There is not any arrangement or understanding with major shareholders, customers, suppliers or other pursuant to which any person named above was selected as a Director or a Corporate Auditor.

The Company is not dependent on specific Directors, researchers, or any other entity for its management.

B. Compensation

The aggregate remuneration, including bonuses, paid by the Company in fiscal 2007 to all Directors (some of whom are also the executive officers) and Corporate Auditors of the Company as a group (26 persons) was ¥894 million. No options to purchase securities from the registrant or any of its subsidiaries were outstanding on March 31, 2007.

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

Under the Corporate Law, the Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least half of the Corporate Auditors shall be a person who has not been a Director, accounting counselor, corporate executive officer, manager or any other employee of the Company or any of its subsidiaries at any time prior to his or her election as a Corporate Auditor.

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

D. Employees

Head Count at the End of the Period

2005	2006	2007
22,916	23,049	23,727

Head Count in Each Segment

	2005	2006	2007
Internal Combustion Engine and Machinery	12,026	12,383	13,440
Pipes, Valves, and Industrial Castings	4,116	4,028	3,951
Environmental Engineering	2,489	2,563	2,484
Other	3,872	3,618	3,390
Corporate	413	457	462

Total	22,916	23,049	23,727

The number of full-time employees of Kubota as of March 31, 2007 was 23,727. Most employees of the Company in Japan, other than managerial personnel, are union members. The unions belong to the Federation of all Kubota Labor Union, which is affiliated with the Japanese Trade Union Confederation. The Company believes it maintains good relationship with the union.

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

E. Share Ownership

The total number of shares of the Company’s common stock beneficially owned by the Directors and Corporate Auditors as a group as of June 22, 2007 was as follows:

Title of Class	Identity of persons or group	Number of shares owned	Percentage of class
Common stock	Directors and Corporate Auditors	430,000	0.03%

For individual shareholdings, see Item 6.A “Directors and Senior Management.”

Employee Stock Ownership Association (Kubota Fund) owned 16,824,807 shares as of March 31, 2007, which amounted to 1.3% of total shares issued.

The association consists of employees of the Company and some of its subsidiaries, and the members contribute a portion of their salaries to the association. The association purchases shares of Kubota’s common stock on behalf of members.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2007, 4 shareholders held 5 percent or more of the shares issued. The 10 largest shareholders are as follows:

	(As of March 31, 2007)
Name	Number of shares (thousand)	(%)
Japan Trustee Services Bank, Ltd.	103,855	8.03
The Master Trust Bank of Japan, Ltd.	103,070	7.97
Nippon Life Insurance Company	88,687	6.86
Meiji Yasuda Life Insurance Company	66,221	5.12
The Dai-ichi Mutual Life Insurance Company	47,307	3.66
Sumitomo Mitsui Banking Corporation	45,006	3.48
Mizuho Corporate Bank, Ltd.	40,851	3.16
The Chase Manhattan Bank N.A. London	40,194	3.11
Mizuho Bank, Ltd.	28,388	2.19
Trust & Custody Services Bank, Ltd.	24,670	1.90

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. The major shareholders have the same voting rights as other common shareholders of the Company.

As of March 31, 2007, there were 1,291,919,180 shares of Common Stock issued, of which 18,557,148 shares were in the form of ADR and 139,710,152 shares were held by the residents in the U.S. The number of registered ADR holders was 42 and the number of registered holders of common stock in the U.S. was 102.

To the best knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by other corporations or by the Japanese or any foreign government.

B. Related Party Transactions

In the ordinary course of business, the Company has transactions with numerous companies. During the fiscal year ended March 31, 2007, the Company had sales transactions with affiliates accounted under the equity method, aggregating ¥51,882 million ($439,678 thousand). As of March 31, 2007, the Company had trade notes and accounts receivable from affiliated companies of ¥18,411 million ($156,025 thousand).

Refer to Note 3 of the Consolidated Financial Statements for additional information regarding the Company’s investments in and advances to affiliated companies.

C. Interests of Experts and Counsel

Not applicable.

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

In the meanwhile, the Company received a surcharge order of ¥7,072 million ($59,932 thousand) from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the then Anti-Monopoly Law, upon initiation of the procedures the surcharge order lost effect. In addition, Section 7-2 of the then Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2, and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such unfavorable outcome. As of March 31, 2007 the Company is still in the process of the hearing procedures.

Policy on Dividends Distributions

The Company’s basic policy for the allocation of profit is to “maintain or raise dividends.” The Company’s policy is to determine the most appropriate use of retained earnings, by considering current business operations as well as the future business environment.

B. Significant Changes

Except as disclosed in Item 5.D, there have been no significant changes since the date of latest annual financial statements of the Company.

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

		TSE price per share of common stock		NYSE price per ADS (5 common shares)
		High	Low	High		Low
Annual Highs and Lows

2003		¥444	¥280	$17	25	$11	90
2004		517	260	24	15	11	06
2005		596	446	28	46	19	05

Quarterly Highs and Lows

2006
1 st	quarter	¥651	¥517	$29	85	$24	20
2 nd	quarter	821	603	36	49	27	67
3 rd	quarter	1,073	733	45	90	32	10
4 th	quarter	1,295	930	55	21	40	58

2007
1 st	quarter	1,379	918	60	60	40	16
2 nd	quarter	1,123	897	48	95	38	51
3 rd	quarter	1,134	927	47	30	39	81
4 th	quarter	1,306	1,012	53	83	43	70

2008
1 st	quarter	1,162	909	48	30	37	80

Monthly Highs and Lows

February, 2007		¥1,295	¥1,106	$53	83	$47	25
March		1,207	1,012	49	99	43	70
April		1,162	985	48	30	42	34
May		1,134	909	47	04	37	80
June		1,074	977	43	50	40	05
July		1,116	977	45	80	40	53
August		1,059	857	43	67	38	31

The Company has never experienced trade suspension, and keeps enough liquidity for trading.

B. Plan of Distribution

Not applicable.

C. Markets

The stock of the Company is listed on 2 stock exchanges in Japan (Tokyo and Osaka), and 2 overseas stock exchanges (New York and Frankfurt). In May 1949, the stock was listed on Tokyo Stock Exchange (the “TSE”) and Osaka Securities Exchange. The stock was also listed on the Frankfurt Stock Exchange in March 1974, and the New York Stock Exchange (the “NYSE”) in November 1976.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Organization

The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Corporate Law of Japan. The Company is registered in the Commercial Register (shogyo tokibo) maintained by the Osaka Legal Affairs Bureau.

Objects and Purposes

Article 2 of the Articles of Incorporation of the Company provides that the Company’s purpose is to engage in the following lines of business:

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

As of March 31, 2007, 1,291,919,180 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

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

(A + B + C + D) - (E + F + G)

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

If the Company has become at its option a company with respect to which consolidated balance sheets should also be considered in the calculation of the Distributable Amount (renketsu haito kisei tekiyo kaisha), the Company shall further deduct from the amount of Surplus the excess amount, if any, of (x) the total amount of stockholders’ equity appearing on the non-consolidated balance sheet as of the end of the last business year and certain other amounts set forth by ordinances of the Ministry of Justice over (y) the total amount of stockholders’ equity and certain other amounts set forth by ordinances of the Ministry of Justice appearing on the consolidated balance sheet as of the end of the last business year.

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

Acquisition by the Company of its Common Stock

Under the Corporate Law and the Company’s Articles of Incorporation, the Company may acquire shares of common stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which the Company’s shares of common stock is listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

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

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Any such report shall be filed with the Director General of the relevant Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares.

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

Under the Foreign Exchange Regulations, dividends paid on and the proceeds from revenues in Japan of shares of Common Stock of the Company held by non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

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

In general, taking into account the earlier assumption, for purposes of the income tax convention between Japan and the U.S.A. (the “Treaty”), and Japanese income tax purposes, eligible U.S. holders of ADRs will be treated as owning the Common Stock underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “eligible U.S. holder” is a holder that:

(i)	is a resident of the U.S. for purposes of the Treaty;

(ii)	does not maintain a permanent establishment in Japan (a) with which ADRs or shares of Common Stock are attributable or (b) of which ADRs or shares of Common Stock form part of the business property; and

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

Dividends and gains on revenues

Generally, an individual who is a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. The Company withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not, in general, subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to individuals who are non-residents of Japan or non-Japanese corporations is 20 percent. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to any corporate or individual shareholders (including those shareholders who are non-Japanese corporations or Japanese non-resident individuals, such as non-resident Holders), except for any individual shareholder who holds 5 percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2009, and (ii) 15 percent for dividends due and payable on or after April 1, 2009. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and 10 percent under the income tax treaties with the U.K. and the United States).

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to a U.S. holder that is a portfolio investor is generally limited to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. holder that is a pension fund are exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

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

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the Common Stock represented by those ADRs. Exchanges of Common Stock for ADRs, and ADRs for Common Stock, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment Company, or “PFIC” rules discussed below, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by the Company with respect to common stock or ADSs generally will be qualified dividend income.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty, and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. The rules governing foreign tax credits are complex and we urge you to consult your tax advisor regarding the foreign tax credit in your situation.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Common Stock or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Common Stock or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign investment Company Rules

We believe that the Common Stock and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually thus may be subject to change. If we were to be treated as a PFIC, unless the Common Stock or ADSs are “marketable stock” and a U.S. Holders elects to be taxed annually on a mark-to-market basis with respect to the Common Stock or ADSs, gain realized on the sale or other disposition of the Common Stock or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Common Stock or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

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

U.S. Securities and Exchange Commission : 100 F Street, N.E., Washington D.C. 20549

Form 20-F is also available at the website of the Company. URL : http://www.kubota.co.jp

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks, including changes of foreign currency exchanges rate, interest rates and prices of marketable equity securities. In order to hedge the risks of changes in foreign currency exchanges rates and interest rates, the Company uses derivative financial instruments. The Company uses these derivative financial instruments solely for risk hedging purposes and no derivative instruments are held or used for speculative purposes.

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flow resulting from accounts receivable and payable and future transactions denominated in foreign currencies.

The following table provides information regarding the Company’s derivative financial instruments related to foreign exchange forward contracts and currency options as of March 31, 2007. All foreign exchange forward contracts and currency options have original maturities of less than one year.

Foreign Exchange Forward Contracts and Currency Options (as of March 31, 2007)

	Millions of Yen		Thousands of Dollars
	Contract Amounts	Fair Value	Contract Amounts	Fair Value
Sell Baht, Buy Yen	¥41,093	¥(1,234)	$348,246	$(10,458)
Sell U.S. Dollar, Buy Yen	30,205	421	255,975	3,568
Sell Euro, Buy Yen	9,928	(82)	84,136	(695)
Others	1,380	(4)	11,694	(34)

Total	¥82,606	¥(899)	$700,051	$(7,619)

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its finance receivables and debt obligations. The Company has finance receivables with fixed rates and long-term debt with both fixed and variable rates. The Company uses interest rate swap agreements to enable the Company to choose between fixed and variable interest rates depending on how the funds are used as well as diversifying funding methods and lowering funding costs.

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2007. For finance receivables and long-term debt, these tables present annual maturities and fair value. For interest rate swap contracts, the table presents weighed average rate and notional amount by expected maturity dates.

Finance Receivables (as of March 31, 2007)

(Years ending March 31)	Millions of Yen	Thousands of U.S. Dollars

Annual maturities:
2008	¥97,798	$828,797
2009	74,335	629,958
2010	44,650	378,390
2011	29,909	253,466
2012	14,354	121,644
2013 and thereafter	6,783	57,483

Total	¥267,829	$2,269,738

Fair value	¥248,744	$2,108,000
Long-Term Debt (as of March 31, 2007)

(Years ending March 31)	Millions of Yen	Thousands of U.S. Dollars
Annual maturities:
2008	¥68,176	$577,763
2009	57,613	488,246
2010	56,990	482,966
2011	17,451	147,890
2012	1,595	13,517
2013 and thereafter	13,132	111,288

Total	¥214,957	$1,821,670

Fair value	¥210,777	$1,786,246

Interest Rate Swap Contracts (as of March 31, 2007)

	Weighted average rate		Notional amount
(Maturities, years ending March 31)	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2008	3.56%	3.66%	¥37,417	$317,093
2009	3.85	3.92	28,710	243,305
2010	4.24	4.38	14,255	120,805
2011	3.52	4.27	900	7,627
2012	2.44	4.63	80	678
2013	2.44	4.63	13	110

Equity Price Risk

The Company holds available-for-sale securities included in investments. These securities are exposed to changes in equity price risks. The estimated fair value of available-for-sale securities at March 31, 2007 was ¥204 billion ($1,726 million). The Company does not hold marketable securities for trading purposes.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2007. Based on that evaluation, the Company’s chief executive and chief financial officers concluded that the disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

Management’s report on the Company’s internal control over financial reporting, and the report of Deloitte Touche Tohmatsu, our independent registered public accounting firm, on management’s assessment of the Company’s internal control over financial reporting are presented in the Financial Section of the Company’s 2007 Annual Report to Shareholders included as an attachment to this Form 20-F.

Changes in Internal Control over Financial Reporting

With the exception of the remediation measures described below which were implemented during the fiscal year ended March 31, 2007, no change in the Company’s internal control over financial reporting occurred during that fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

In the consolidated financial statements included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2005, the results of operations of a subsidiary which the Company sold during that fiscal year were not accounted for as a discontinued operation as required by Statement of Financial Accounting Standards No.144, Accounting for the Impairment or Disposal of Long-Lived Assets ((“SFAS”) No.144). The Company’s management determined that the failure to ensure the correct application of that Statement with respect to the reporting of results of operation of the subsidiary was attributable to a material weakness in the Company’s internal control over financial reporting. To remediate this material weakness, the Company has taken the following measures during the fiscal years ended March 31, 2007.

•

The Company has formulated an accounting staff’s checklist to ensure the correct application of SFAS No.144 with respect to discontinued operations. With this checklist, the Company’s management now checks whether there are any operations to be accounted for as a discontinued operation, and if there is any such discontinued operation, whether it is appropriately accounted for in accordance with SFAS No.144.

•

The Company has implemented management’s additional oversight controls to review and approve accounting treatment and related documentation to ensure SFAS No.144 is appropriately applied with respect to discontinued operations.

•

The disclosure committee of the Company now monitors and confirms whether the discontinued operations are accounted for correctly in accordance with SFAS No.144 when the committee reviews the Company’s financial statements and its disclosures.

By the end of the fiscal year ended March 31, 2007, the Company has completed the implementation of the remediation measures described above.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Corporate Auditors has determined that Yoshio Suekawa qualifies as an “audit committee financial expert” as defined by the rules of the SEC. He is a certified public accountant in Japan. He started his career at Lowe Bingham and Luckie (subsequently, PricewaterhouseCoopers, Osaka) in 1959. Since then he has worked in several major accounting firms including Deloitte Touche Tohmatsu as a public accountant for more than 40 years. From 1974 to 1976 he worked at Price Waterhouse in Los Angeles. Currently he maintains Suekawa CPA Office. He was elected as one of the Company’s Corporate Auditors at the ordinary general meeting of shareholders held on June 25, 2004. See Item 6.A. for information regarding his business experience. He meets the independence requirements imposed on corporate auditors under the Corporate Law of Japan.

Item 16B. Code of Ethics

The Board of Directors of the Company adopted a “Code of Ethics” in April, 2004, which is applicable to its Chief Executive Officer, Chief Financial Officer, General Manager of Finance & Accounting Department. This Code requires the relevant Officers to act honestly and candidly, including the ethical handling of conflict of interest, and to comply with all applicable laws, accounting standards, rules and regulations of self-regulatory organization, and policies and internal regulation of the Company. The Code also requires the relevant Officers to conduct full, fair, accurate, timely and understandable disclosure in reports and documents which are filed with or submitted to the SEC, and in other communications with the public and prompt internal reporting of violations of this Code. The Code of Ethics is incorporated by reference to this Annual Report.

Item 16C. Principal Accountant Fees and Services

Fees and Services of Deloitte Touche Tohmatsu

The following table discloses the aggregate fees accrued or paid to Deloitte Touche Tohmatsu for each of the last 2 fiscal years:

	(Millions of yen)
	Year ended March 31, 2007	Year ended March 31, 2006
Audit Fees	¥639	¥263
Audit-Related Fees	12	15
Tax Fees	174	149
All Other Fees	8	92

Total	¥833	¥519

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

Policies for Pre-Approval of Audit and Non-Audit Services rendered by Independent Registered Public Accounting Firm

The Board of Corporate Auditors of the Company consists of 5 auditors, including 3 outside corporate auditors. The Board has adopted Pre-Approval Policies and Procedures for Audit and Non-Audit Services (the “Policies”) for the purpose of supervising the services of its Independent Registered Public Accounting Firm. The Policies govern external auditors to render audit or non-audit services to the Company. The Policies classify audit and non-audit services into 3 categories depending on the nature of services and regulate them differently.

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

•

the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by its employees of concerns regarding questionable accounting or auditing matters;

•	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•

the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the Company’s purchases of its common stock during fiscal 2007:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2006 – April 30, 2006	13,955	1,295.14	0	0
May 1, 2006 – May 31, 2006	10,542	1,162.79	0	0
June 1, 2006 – June 30, 2006	8,060	995.68	0	10,000,000
July 1, 2006 – July 31, 2006	20,168	1,022.66	0	10,000,000
August 1, 2006 – August 31, 2006	4,714,874	930.09	4,700,000	5,300,000
September 1, 2006 – September 30, 2006	12,524	947.18	0	5,000,000
October 1, 2006 – October 31, 2006	11,156	1,017.14	0	5,000,000
November 1, 2006 – November 30, 2006	9,275	973.53	0	5,000,000
December 1, 2006 – December 31, 2006	30,988	1,050.39	0	5,000,000
January 1, 2007 – January 31, 2007	15,145	1,138.49	0	5,000,000
February 1, 2007 – February 28, 2007	3,120,983	1,274.71	3,100,000	1,900,000
March 1, 2007 – March 31, 2007	9,605	1,138.40	0	0

Total	7,977,285	—	7,800,000	—

Note: 1)	All purchases other than purchases publicly announced were made as a result of holders of shares less than one unit, which is 1,000 shares of common stock, requesting the Company to purchase shares that are a fraction of a unit in accordance with the Corporate law.

Note: 2)	In fiscal 2007, the Company established 3 programs of purchasing its shares on market. The Company executed the programs pursuant to Article 165, Paragraph 2 of the Corporate Law and its Articles of Incorporation. None of these programs was terminated prior to expiration. Details of each program are as follows:

(1) The program resolved at the Board of Directors’ Meeting held on June 23, 2006

i) Date of announcement:	June 23, 2006
ii) Type of shares to be repurchased:	Shares of common stock of the Company
iii) Number of shares to be repurchased:	Not exceeding 10.0 million shares
iv) Amount of shares to be repurchased:	Not exceeding ¥11.0 billion
v) Period:	From June 26, 2006 to September 19, 2006

(2) The program resolved at the Board of Directors’ Meeting held on September 20, 2006

i) Date of announcement:	September 20, 2006
ii) Type of shares to be repurchased:	Shares of common stock of the Company
iii) Number of shares to be repurchased:	Not exceeding 5.0 million shares
iv) Amount of shares to be repurchased:	Not exceeding ¥5.0 billion
v) Period:	From September 21, 2006 to December 14, 2006

(3) The program resolved at the Board of Directors’ Meeting held on December 15, 2006

i) Date of announcement:	December 15, 2006
ii) Type of shares to be repurchased:	Shares of common stock of the Company
iii) Number of shares to be repurchased:	Not exceeding 5.0 million shares
iv) Amount of shares to be repurchased:	Not exceeding ¥5.0 billion
v) Period:	From December 18, 2006 to March 22, 2007

PART III

Item 17. Financial Statements

See Financial Section of the Company’s 2007 Annual Report to Shareholders attached hereto.

Item 18. Financial Statements

Not applicable.

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

KUBOTA CORPORATION

Date: September 26, 2007	By	/s/ Hirokazu Nara
Hirokazu Nara
Managing Director
(Principal Financial and Accounting Officer)

Attachment

Financial Section of the Company’s 2007 Annual Report to Shareholders

Five-Year Financial Summary

Kubota Corporation and Subsidiaries     Years Ended March 31, 2007, 2006, 2005, 2004, and 2003

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2007	2006	2005	2004	2003	2007
For the year
Revenues	¥1,127,456	¥1,065,736	¥994,483	¥939,234	¥934,765	$9,554,712
Percentage of previous year	105.8%	107.2%	105.9%	100.5%	95.9%
Cost of revenues	794,687	753,952	716,495	703,938	698,149	6,734,635
Selling, general, and administrative expenses	199,356	186,017	182,498	199,062	180,857	1,689,458
Loss from disposal and impairment of businesses and fixed assets	3,066	4,709	1,414	6,359	2,816	25,983
Operating income	130,347	121,058	94,076	29,875	52,943	1,104,636
Income from continuing operations	77,743	81,149	107,132	12,848	8,995	658,839
Income (loss) from discontinued operations, net of taxes	(1,286)	(115)	10,769	(1,148)	(16,999)	(10,898)
Net income (loss):	76,457	81,034	117,901	11,700	(8,004)	647,941
Percentage of previous year	94.4%	68.7%	1,007.7%	—	—
Percentage of revenues	6.8%	7.6%	11.9%	1.2%	(0.9)%

At year-end
Total assets	¥1,502,532	¥1,405,402	¥1,193,056	¥1,124,225	¥1,139,011	$12,733,322
Working capital	240,417	241,786	171,326	199,747	159,221	2,037,432
Long-term debt	150,105	152,024	117,488	144,845	155,966	1,272,076
Total shareholders’ equity	659,637	606,484	481,019	391,082	315,443	5,590,144

Per common share and per 5 common shares data (Yen and U.S. Dollars):
Income from continuing operations per common share:
Basic	¥60.00	¥62.23	¥80.97	¥9.57	¥6.56	$0.51
Diluted	60.00	61.76	78.91	9.34	6.56	0.51
Income from continuing operations per 5 common shares:
Basic	¥300	¥311	¥405	¥48	¥33	$2.55
Diluted	300	309	395	47	33	2.55
Net income (loss) per common share:
Basic	¥59.01	¥62.14	¥89.11	¥8.72	¥(5.84)	$0.50
Diluted	59.01	61.67	86.83	8.53	(5.84)	0.50
Net income (loss) per 5 common shares:
Basic	¥295	¥311	¥446	¥44	¥(29)	$2.50
Diluted	295	308	434	43	(29)	2.50
Shareholders’ equity per common share outstanding	¥510.75	¥466.71	¥369.90	¥291.81	¥234.45	$4.33
Shareholders’ equity per 5 common shares outstanding	¥2,554	¥2,334	¥1,849	¥1,459	¥1,172	$21.64
Cash dividends per common share	¥11	¥9	¥6	¥6	¥6	$0.09
Cash dividends per 5 common shares	¥55	¥45	¥30	¥30	¥30	$0.47

Notes: 1.	The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥118=US$1. See Note 1 to the consolidated financial statements.
2.	The Company has not accounted for a nonmonetary security exchange transaction that occurred during the year ended March 31, 1997 in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
3.	Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
4.	Cash dividends per common share are based on dividends paid during the year.
5.	The figures of the consolidated statements of income from 2003 through 2006 related to the retail finance business have been reclassified to conform to the current year presentation. See Note 1 to the consolidated financial statements.
6.	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the figures of the consolidated statements of income for the prior years related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation. See Note 19 to the consolidated financial statements.

11

•	SEGMENT INFORMATION

The following segment information for the years ended March 31, 2007 and 2006, which is required under the regulations of the Securities and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Industry Segments

	Millions of Yen
Year Ended March 31, 2007	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥746,808	¥194,224	¥90,613	¥95,811	¥1,127,456	¥—	¥1,127,456
Intersegment	22	768	340	16,893	18,023	(18,023)	—

Total	746,830	194,992	90,953	112,704	1,145,479	(18,023)	1,127,456
Cost of revenues and operating expenses	621,926	172,985	96,568	105,577	997,056	53	997,109

Operating income (loss)	¥124,904	¥22,007	¥(5,615)	¥7,127	¥148,423	¥(18,076)	¥130,347

Identifiable assets at March 31, 2007	¥862,298	¥197,555	¥68,742	¥97,192	¥1,225,787	¥276,745	¥1,502,532
Depreciation	16,241	4,776	590	1,305	22,912	2,182	25,094
Loss from impairment	12	—	138	—	150	298	448
Capital expenditures	30,308	4,549	647	1,830	37,334	7,381	44,715

	Millions of Yen
Year Ended March 31, 2006	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥674,087	¥189,708	¥109,864	¥92,077	¥1,065,736	¥—	¥1,065,736
Intersegment	40	2,184	209	15,176	17,609	(17,609)	—

Total	674,127	191,892	110,073	107,253	1,083,345	(17,609)	1,065,736
Cost of revenues and operating expenses	563,517	172,637	105,783	105,073	947,010	(2,332)	944,678

Operating income	¥110,610	¥19,255	¥4,290	¥2,180	¥136,335	¥(15,277)	¥121,058

Identifiable assets at March 31, 2006	¥760,001	¥181,740	¥92,996	¥81,461	¥1,116,198	¥289,204	¥1,405,402
Depreciation	15,284	5,308	575	1,492	22,659	2,508	25,167
Loss from impairment	61	82	59	836	1,038	—	1,038
Capital expenditures	25,482	3,585	389	1,479	30,935	2,870	33,805

	Thousands of U.S. Dollars
Year Ended March 31, 2007	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	$6,328,881	$1,645,966	$767,907	$811,958	$9,554,712	$—	$9,554,712
Intersegment	187	6,508	2,881	143,161	152,737	(152,737)	—

Total	6,329,068	1,652,474	770,788	955,119	9,707,449	(152,737)	9,554,712
Cost of revenues and operating expenses	5,270,560	1,465,974	818,373	894,720	8,449,627	449	8,450,076

Operating income (loss)	$1,058,508	$186,500	$(47,585)	$60,399	$1,257,822	$(153,186)	$1,104,636

Identifiable assets at March 31, 2007	$7,307,610	$1,674,195	$582,559	$823,661	$10,388,025	$2,345,297	$12,733,322
Depreciation	137,636	40,474	5,000	11,059	194,169	18,492	212,661
Loss from impairment	102	—	1,169	—	1,271	2,526	3,797
Capital expenditures	256,847	38,551	5,483	15,509	316,390	62,551	378,941

Notes: 1.	The Company changed the presentation of finance income and expenses from retail finance business, which are classified into “Revenues” and “Cost of revenues and operating expenses”.
2.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the results of operations related to discontinued operations are eliminated from “Environmental Engineering”, “Total”, and “Consolidated”.

Geographic Segments

	Millions of Yen
Year Ended March 31, 2007	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥637,881	¥325,188	¥164,387	¥1,127,456	¥—	¥1,127,456
Intersegment	270,392	7,392	5,843	283,627	(283,627)	—

Total	908,273	332,580	170,230	1,411,083	(283,627)	1,127,456
Cost of revenues and operating expenses	810,520	297,951	152,193	1,260,664	(263,555)	997,109

Operating income	¥97,753	¥34,629	¥18,037	¥150,419	¥(20,072)	¥130,347

Identifiable assets at March 31, 2007	¥745,943	¥452,994	¥131,412	¥1,330,349	¥172,183	¥1,502,532

	Millions of Yen
Year Ended March 31, 2006	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥660,379	¥286,335	¥119,022	¥1,065,736	¥—	¥1,065,736
Intersegment	250,976	4,934	4,070	259,980	(259,980)	—

Total	911,355	291,269	123,092	1,325,716	(259,980)	1,065,736
Cost of revenues and operating expenses	807,439	264,498	111,616	1,183,553	(238,875)	944,678

Operating income	¥103,916	¥26,771	¥11,476	¥142,163	¥(21,105)	¥121,058

Identifiable assets at March 31, 2006	¥730,366	¥390,122	¥80,353	¥1,200,841	¥204,561	¥1,405,402

	Thousands of U.S. Dollars
Year Ended March 31, 2007	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	$5,405,771	$2,755,831	$1,393,110	$9,554,712	$—	$9,554,712
Intersegment	2,291,457	62,644	49,517	2,403,618	(2,403,618)	—

Total	7,697,228	2,818,475	1,442,627	11,958,330	(2,403,618)	9,554,712
Cost of revenues and operating expenses	6,868,813	2,525,009	1,289,771	10,683,593	(2,233,517)	8,450,076

Operating income	$828,415	$293,466	$152,856	$1,274,737	$(170,101)	$1,104,636

Identifiable assets at March 31, 2007	$6,321,551	$3,838,932	$1,113,661	$11,274,144	$1,459,178	$12,733,322

Notes: 1.	The Company changed the presentation of finance income and expenses from retail finance business, which are classified into “Revenues” and “Cost of revenues and operating expenses”.
2.	In accordance with SFAS No. 144, the results of operations related to discontinued operations are eliminated from “Japan”, “Total”, and “Consolidated”.

Revenues by Region

	Millions of Yen				Thousands of U.S. Dollars
Years Ended March 31, 2007 and 2006	2007		2006		2007
Japan	¥603,502	53.5%	¥632,128	59.3%	$5,114,424
Overseas:
North America	323,092	28.7	284,586	26.7	2,738,068
Other Areas	200,862	17.8	149,022	14.0	1,702,220

Subtotal	523,954	46.5	433,608	40.7	4,440,288

Total	¥1,127,456	100.0%	¥1,065,736	100.0%	$9,554,712

Notes: 1.	Revenues by region represent revenues to unaffiliated customers based on the customers’ locations.
2.	The Company changed the presentation of finance income from retail finance business, which is classified into “Revenues”.
3.	In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from “Japan” and “Total”.

Consolidated Balance Sheets

Kubota Corporation and Subsidiaries    March 31, 2007 and 2006

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2007	2006	2007
ASSETS

Current assets:
Cash and cash equivalents	¥82,601	¥91,858	$700,008
Notes and accounts receivable (Notes 3, 6, 7, 10 and 18):
Trade notes	82,491	70,007	699,076
Trade accounts	235,728	242,865	1,997,695
Less: Allowance for doubtful notes and accounts receivable	(2,011)	(2,155)	(17,042)
Short-term finance receivables—net (Notes 5, 7 and 18)	97,798	79,116	828,797
Inventories (Note 2)	205,658	175,660	1,742,864
Other current assets (Notes 12 and 18)	114,835	100,873	973,178

Total current assets	817,100	758,224	6,924,576

Investments and long-term finance receivables:
Investments in and advances to affiliated companies (Note 3)	13,754	13,145	116,559
Other investments (Note 4)	215,130	236,629	1,823,136
Long-term finance receivables—net (Notes 5, 7 and 18)	170,031	124,509	1,440,941

Total investments and long-term finance receivables	398,915	374,283	3,380,636

Property, plant, and equipment (Note 7):
Land	90,416	82,978	766,237
Buildings	208,529	203,985	1,767,195
Machinery and equipment	362,732	367,150	3,074,000
Construction in progress	8,216	6,236	69,627

Total	669,893	660,349	5,677,059
Accumulated depreciation	(432,247)	(433,977)	(3,663,110)

Net property, plant, and equipment	237,646	226,372	2,013,949

Other assets (Notes 6, 8 and 12)	48,871	46,523	414,161

Total	¥1,502,532	¥1,405,402	$12,733,322

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2007	2006	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings (Note 7)	¥128,365	¥132,209	$1,087,839
Trade notes payable	30,487	33,560	258,364
Trade accounts payable	206,808	186,901	1,752,610
Advances received from customers	3,699	7,311	31,347
Notes and accounts payable for capital expenditures	20,895	13,348	177,076
Accrued payroll costs	28,277	24,310	239,636
Accrued expenses	32,498	28,587	275,407
Income taxes payable	23,945	12,376	202,924
Other current liabilities (Notes 12 and 17)	30,280	27,816	256,610
Current portion of long-term debt (Note 7)	71,429	50,020	605,331

Total current liabilities	576,683	516,438	4,887,144

Long-term liabilities:
Long-term debt (Note 7)	150,105	152,024	1,272,076
Accrued retirement and pension costs (Note 8)	27,306	53,633	231,407
Other long-term liabilities (Note 12)	52,732	47,925	446,881

Total long-term liabilities	230,143	253,582	1,950,364

Commitments and contingencies (Note 17)
Minority interests	36,069	28,898	305,670
Shareholders’ equity (Notes 9 and 14):
Common stock, authorized 1,874,700,000 shares in 2007 and 2006, respectively outstanding 1,291,512,741 shares and 1,299,487,964 shares in 2007 and 2006, respectively	84,070	84,070	712,458
Capital surplus	93,150	93,150	789,407
Legal reserve	19,539	19,539	165,585
Retained earnings (Note 3)	376,815	323,116	3,193,347
Accumulated other comprehensive income	86,247	86,769	730,907
Treasury stock (406,439 shares and 381,216 shares in 2007 and 2006, respectively), at cost	(184)	(160)	(1,560)

Total shareholders’ equity	659,637	606,484	5,590,144

Total	¥1,502,532	¥1,405,402	$12,733,322

Consolidated Statements of Income

Kubota Corporation and Subsidiaries    Years Ended March 31, 2007, 2006, and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2007	2006	2005	2007
Revenues (Notes 3 and 5)	¥1,127,456	¥1,065,736	¥994,483	$9,554,712
Cost of revenues (Note 5)	794,687	753,952	716,495	6,734,635
Selling, general, and administrative expenses	199,356	186,017	182,498	1,689,458
Loss from disposal and impairment of businesses and fixed assets (Note 16)	3,066	4,709	1,414	25,983

Operating income	130,347	121,058	94,076	1,104,636

Other income (expenses):
Interest and dividend income	3,283	2,807	1,942	27,822
Interest expense	(1,219)	(1,156)	(1,662)	(10,330)
Gain on sales of securities—net (Note 4)	1,313	4,703	1,604	11,127
Gain on nonmonetary exchange of securities (Note 1)	997	15,901	—	8,449
Subsidy from the government (Note 8)	—	—	58,571	—
Other—net (Note 11)	(3,156)	(2,792)	1,835	(26,746)

Other income, net	1,218	19,463	62,290	10,322

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	131,565	140,521	156,366	1,114,958

Income taxes (Note 12):
Current	48,008	34,433	34,491	406,848
Deferred	953	21,634	13,625	8,076

Total income taxes	48,961	56,067	48,116	414,924

Minority interests in earnings of subsidiaries	6,214	4,938	3,442	52,661

Equity in net income of affiliated companies (Note 3)	1,353	1,633	2,324	11,466

Income from continuing operations	77,743	81,149	107,132	658,839

Income (loss) from discontinued operations, net of taxes (Note 19)	(1,286)	(115)	10,769	(10,898)

Net income	¥76,457	¥81,034	¥117,901	$647,941

	Yen			U.S. Dollars (Note 1)
Net income (loss) per common share (Note 13):
Basic:
Continuing operations	¥60.00	¥62.23	¥80.97	$0.51
Discontinued operations	(0.99)	(0.09)	8.14	(0.01)

Net income	¥59.01	¥62.14	¥89.11	$0.50

Diluted:
Continuing operations	¥60.00	¥61.76	¥78.91	$0.51
Discontinued operations	(0.99)	(0.09)	7.92	(0.01)

Net income	¥59.01	¥61.67	¥86.83	$0.50

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Kubota Corporation and Subsidiaries    Years Ended March 31, 2007, 2006, and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2007	2006	2005	2007
Net income	¥76,457	¥81,034	¥117,901	$647,941

Other comprehensive income (loss), net of tax (Note 14):
Foreign currency translation adjustments	4,670	13,570	(1,468)	39,576
Unrealized gains (losses) on securities	(13,607)	45,017	517	(115,313)
Minimum pension liability adjustment	—	—	3,492	—
Unrealized gains (losses) on derivatives	(244)	675	(1,109)	(2,068)

Other comprehensive income (loss)	(9,181)	59,262	1,432	(77,805)

Comprehensive income	¥67,276	¥140,296	¥119,333	$570,136

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Kubota Corporation and Subsidiaries    Years Ended March 31, 2007, 2006, and 2005

	Shares of Common Stock Outstanding (Thousands)	Millions of Yen
		Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2004	1,340,197	¥78,156	¥87,263	¥19,539	¥204,156	¥26,075	¥(24,107)
Net income					117,901
Other comprehensive income						1,432
Cash dividends, ¥6 per common share					(7,989)
Purchases of treasury stock	(39,784)						(21,407)
Retirement of treasury stock					(23,881)		23,881

Balance, March 31, 2005	1,300,413	78,156	87,263	19,539	290,187	27,507	(21,633)
Net income					81,034
Other comprehensive income						59,262
Cash dividends, ¥9 per common share					(11,769)
Purchases of treasury stock	(16,285)						(14,863)
Retirement of treasury stock					(36,336)		36,336
Conversion of bonds	15,360	5,914	5,887

Balance, March 31, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)
Net income					76,457
Other comprehensive loss						(9,181)
Adjustment to initially apply SFAS No. 158, net of taxes						8,659
Cash dividends, ¥11 per common share					(14,274)
Purchases of treasury stock	(7,975)						(8,508)
Retirement of treasury stock					(8,484)		8,484

Balance, March 31, 2007	1,291,513	¥84,070	¥93,150	¥19,539	¥376,815	¥86,247	¥(184)

	Thousands of U.S. Dollars (Note 1)
	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2006	$712,458	$789,407	$165,585	$2,738,271	$735,331	$(1,356)
Net income				647,941
Other comprehensive loss					(77,805)
Adjustment to initially apply SFAS No. 158, net of taxes					73,381
Cash dividends, $0.09 per common share				(120,967)
Purchases of treasury stock						(72,102)
Retirement of treasury stock				(71,898)		71,898

Balance, March 31, 2007	$712,458	$789,407	$165,585	$3,193,347	$730,907	$(1,560)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kubota Corporation and Subsidiaries    Years Ended March 31, 2007, 2006, and 2005

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2007	2006	2005	2007
Operating activities:
Net income	¥76,457	¥81,034	¥117,901	$647,941
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,097	25,821	25,808	229,635
Subsidy from the government	—	—	(58,571)	—
Gain on sales of securities	(1,313)	(4,703)	(1,604)	(11,127)
Gain on nonmonetary exchange of securities	(997)	(15,901)	—	(8,449)
Minority interests in earnings of subsidiaries	6,214	4,938	3,442	52,661
Equity in net income of affiliated companies	(1,353)	(1,633)	(2,324)	(11,466)
Deferred income taxes	953	21,634	13,625	8,076
Change in assets and liabilities, net of effects from sales and transfer of businesses:
(Increase) decrease in notes and accounts receivable	35	11,099	(19,540)	297
Increase in inventories	(24,255)	(11,736)	(8,129)	(205,551)
Increase in other current assets	(3,935)	(10,559)	(15,159)	(33,347)
Increase (decrease) in trade notes and accounts payable	11,999	(4,060)	22,404	101,686
Increase (decrease) in income taxes payable	11,305	(167)	(3,363)	95,805
Increase in other current liabilities	5,085	4,408	3,151	43,093
Decrease in accrued retirement and pension costs	(10,942)	(12,514)	(7,306)	(92,729)
Other	480	196	(3,427)	4,068

Net cash provided by operating activities	96,830	87,857	66,908	820,593

Investing activities:
Purchases of fixed assets	(34,286)	(25,680)	(20,818)	(290,559)
Purchases of investments and change in advances	(1,311)	442	(495)	(11,110)
Proceeds from sales of property, plant, and equipment	3,709	5,568	2,769	31,432
Proceeds from sales of investments	2,391	8,499	2,981	20,263
Proceeds from sale of business	—	218	1,117	—
Increase in finance receivables	(190,098)	(142,393)	(119,878)	(1,611,000)
Collection of finance receivables	129,442	80,163	53,575	1,096,966
Sales of finance receivables	—	11,753	5,208	—
Net decrease in short-term investments	—	—	3,001	—
Cash transferred in sale of a business	—	—	(6,048)	—
Other	146	138	360	1,237

Net cash used in investing activities	(90,007)	(61,292)	(78,228)	(762,771)

Financing activities:
Proceeds from issuance of long-term debt	86,434	88,829	39,582	732,492
Repayments of long-term debt	(73,654)	(71,719)	(39,081)	(624,186)
Net increase (decrease) in short-term borrowings	(5,937)	335	34,453	(50,314)
Cash dividends	(14,274)	(11,769)	(7,989)	(120,967)
Purchases of treasury stock	(8,515)	(14,898)	(21,451)	(72,161)
Other	(889)	(964)	(1,006)	(7,533)

Net cash provided by (used in) financing activities	(16,835)	(10,186)	4,508	(142,669)

Effect of exchange rate changes on cash and cash equivalents	755	916	154	6,398

Net increase (decrease) in cash and cash equivalents	(9,257)	17,295	(6,658)	(78,449)
Cash and cash equivalents, beginning of year	91,858	74,563	81,221	778,457

Cash and cash equivalents, end of year	¥82,601	¥91,858	¥74,563	$700,008

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Kubota Corporation and Subsidiaries    Years Ended March 31, 2007, 2006, and 2005

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

The manufacturing operations of the Company are conducted primarily at 20 plants in Japan and at 8 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are sold both in Japan and overseas markets which consist mainly of North America, Europe, and Asia.

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

Certain reclassifications have been made to the consolidated financial statements for 2006 and 2005 to conform with classifications used in 2007.

Translation into United States Dollars

The parent company and its domestic subsidiaries maintain their accounts in Japanese yen, the currency of the country in which they are incorporated and principally operate. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2007 of ¥118=US$1, solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. The accounts of certain consolidated subsidiaries that have December 31 fiscal year-ends have been included in the March 31 consolidated financial statements. The accounts of variable interest entity (“VIE”) as defined by the FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN46R”) are included in the consolidated financial statements, as applicable.

The Company is involved with a VIE which engages in sales activities within the Internal Combustion Engine and Machinery segment. The VIE has been consolidated by the Company in accordance with FIN46R.

Total assets of the VIE at March 31, 2007 and 2006 were ¥1,057 million ($8,958 thousand) and ¥2,497 million, respectively. Whole assets of the VIE are not collateral for the VIE’s obligations. Also, the creditors or beneficial interest holders of the consolidated VIE have no recourse to the general credit of the Company.

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

Sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer for short-term contracts, and recorded under the percentage-of-completion method of accounting for long-term contracts. (See Note 10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS). Estimated losses on sales contracts are recorded in the period in which they are identified. The percentages of net sales to consolidated revenues for the years ended March 31, 2007, 2006, and 2005 that pertain to long-term contracts were 1.8%, 4.0%, and 6.2%, respectively.

Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. The percentages of net sales to consolidated revenues for the years ended March 31, 2007, 2006, and 2005 that pertain to housing real estate sales were 0.8%, 0.5%, and 1.0%, respectively.

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

Securitization of Receivables

The Company sells trade and finance receivables to investors through bankruptcy-remote independent securitization trusts. At the time the receivables are sold to the securitization trusts, the balances are removed from the consolidated balance sheet of the Company. The investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. The gain or loss for each qualifying sale of receivables is determined based on book value allocated to the portion sold. Those portions retained are subsequently measured at fair value. The Company estimates fair value based on the present value of future expected cash flows less credit losses.

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

(Merger of Bank of Tokyo and Mitsubishi Bank)

On April 1, 1996, The Bank of Tokyo, Ltd. (“BOT”) and The Mitsubishi Bank, Limited, merged. Upon the merger, each common share of BOT owned by the Company which had been carried at cost was converted into 0.8 share of the combined entity, The Bank of Tokyo-Mitsubishi, Ltd. (currently part of Mitsubishi UFJ Financial Group, Inc. (“MUFG”)). For purposes of comparability with financial statements under Japanese GAAP, the Company did not account for the exchange under EITF 91-5, which requires recognition of a nonmonetary exchange gain on the common shares of BOT.

If EITF 91-5 had been adopted, net income for the year ended March 31, 1997 would have increased by ¥3,081 million reflecting the unrecognized gain on the initial nonmonetary exchange, and net losses for the years ended March 31 from 1999 through 2003 would have increased totaling ¥3,461 million reflecting primarily subsequent losses on sales and impairment of the investment. There would have been no impact on operating results for the years ended March 31, 2007, 2006, and 2005. Retained earnings would have decreased by ¥380 million ($3,220 thousand) at March 31, 2007, 2006, and 2005, with a corresponding increase in accumulated other comprehensive income.

(Merger of UFJ Holdings and Mitsubishi Tokyo Financial Group)

On October 1, 2005, UFJ Holdings, Inc. (“UFJ”) and Mitsubishi Tokyo Financial Group, Inc. merged. Upon the merger, each common share of UFJ owned by the Company which had been carried at cost was converted into 0.62 share of the combined entity, MUFG.

For the year ended March 31, 2006, the Company accounted for the gain on nonmonetary exchange of securities of ¥15,901 million, based on the fair value of MUFG’s common shares of ¥18,284 million less carrying amounts of UFJ’s common shares of ¥2,383 million.

(Merger of Hanshin Electric Railway and Hankyu Holdings)

On October 1, 2006, Hanshin Electric Railway Co., Ltd. (“Hanshin”) and Hankyu Holdings, Inc. merged. Upon the merger, each common share of Hanshin owned by the Company which had been carried at cost was converted into 1.4 shares of the combined entity, Hankyu Hanshin Holdings, Inc. (“Hankyu Hanshin”).

For the year ended March 31, 2007, the Company accounted for gain on nonmonetary exchange of securities of ¥997 million ($8,449 thousand), based on the fair value of Hankyu Hanshin’s common shares of ¥1,205 million ($10,212 thousand) less carrying amounts of Hanshin’s common shares of ¥208 million ($1,763 thousand).

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

Retirement and Pension Plans

The Company accounted for retirement and pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” The Company adopted the recognition and disclosure provisions of SFAS No. 158 on March 31, 2007. The Company recognizes its underfunded status of the defined benefit plan as a liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income, net of tax.

The Company amortizes the prior service costs (benefits) due to amendments of the benefit plans over approximately 15 years. The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period (approximately 14 years).

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

Expense from the Payments for Health Hazard of Asbestos

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

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133,” and No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” These standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value.

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

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2007, 2006, and 2005, time deposits with original maturities of three months or less amounting to ¥3,832 million ($32,475 thousand), ¥4,195 million, and ¥3,333 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥11,066 million ($93,780 thousand), ¥6,911 million, and ¥4,401 million, and for income taxes amounted to ¥36,733 million ($311,297 thousand), ¥32,724 million, and ¥32,092 million in 2007, 2006, and 2005, respectively.

The Company retired treasury stock of ¥8,484 million ($71,898 thousand), ¥36,336 million, and ¥23,881 million in 2007, 2006, and 2005, respectively.

Convertible bonds of ¥11,801 million were converted into common stock in 2006.

The Company capitalized leased assets under capital leases of ¥4,231 million ($35,856 thousand), ¥3,945 million, and ¥3,909 million in 2007, 2006, and 2005, respectively.

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

New Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109”. This interpretation introduces a new approach that significantly changes how companies recognize and measure tax benefits associated with tax positions and disclose uncertainties related to income tax positions. This interpretation is effective in fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s consolidated results of operations and financial position.

Reclassification of Finance Income and Expenses from Retail Finance Business in the Consolidated Statements of Income

Finance income and expenses from retail finance business were previously classified mainly into “Interest income” and “Interest expense” in other income in the consolidated statements of income. The Company reconsidered their classification and currently classifies them into “Revenues” and “Cost of revenues” pursuant to Statement of Financial Accounting Concepts No. 6, “Elements of Financial Statements,” since the significance of retail finance business has been increasing and the business is becoming one of the major or central operations of the Company. The reclassification has been made to the presentation of the prior years’ statements of income to conform with the classification used for the year ended March 31, 2007.

The impact of the reclassification of the affected line items in the consolidated statements of income with respect to the years ended March 31, 2006 and 2005 is as follows:

Consolidated Statements of Income

	Millions of Yen
	2006			2005
	Previous Classification	Reclassification	As Reclassified	Previous Classification	Reclassification	As Reclassified
Revenues	¥1,050,425	¥15,311	¥1,065,736	¥982,878	¥11,605	¥994,483
Cost of revenues	746,756	7,196	753,952	712,708	3,787	716,495
Selling, general, and administrative expenses	185,383	634	186,017	181,691	807	182,498
Operating income	113,577	7,481	121,058	87,065	7,011	94,076

Interest and dividend income	14,355	(11,548)	2,807	9,488	(7,546)	1,942
Interest expense	(7,084)	5,928	(1,156)	(4,660)	2,998	(1,662)
Other—net	(931)	(1,861)	(2,792)	4,298	(2,463)	1,835
Other income, net	26,944	(7,481)	19,463	69,301	(7,011)	62,290

2. INVENTORIES

Inventories at March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Manufacturing:
Finished products	¥123,901	¥103,686	$1,050,008
Spare parts	21,332	21,287	180,780
Work in process	31,793	25,693	269,432
Raw materials and supplies	23,100	21,205	195,763

Subtotal	200,126	171,871	1,695,983

Real estate:
Completed projects, land to be developed, and projects under development	5,532	3,789	46,881

	¥205,658	¥175,660	$1,742,864

3. INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES

Investments in and advances to affiliated companies at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Investments	¥13,734	¥13,109	$116,390
Advances	20	36	169

	¥13,754	¥13,145	$116,559

A summary of financial information of affiliated companies is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2007 and 2006	2007	2006	2007
Current assets	¥59,006	¥65,492	$500,051
Noncurrent assets	57,354	54,112	486,051

Total assets	116,360	119,604	986,102
Current liabilities	62,182	66,462	526,966
Noncurrent liabilities	21,542	21,807	182,559

Net assets	¥32,636	¥31,335	$276,577

	Millions of Yen			Thousands of U.S. Dollars
Years Ended March 31, 2007, 2006, and 2005	2007	2006	2005	2007
Revenues	¥219,750	¥219,920	¥222,753	$1,862,288
Cost of revenues	161,392	162,124	165,050	1,367,729
Net income	2,956	3,126	4,886	25,051

Trade notes and accounts receivable from affiliated companies at March 31, 2007 and 2006 were ¥18,411 million ($156,025 thousand) and ¥19,355 million, respectively.

Revenues from affiliated companies aggregated ¥51,882 million ($439,678 thousand), ¥54,484 million, and ¥64,465 million for the years ended March 31, 2007, 2006, and 2005, respectively.

Cash dividends received from affiliated companies were ¥28 million ($237 thousand), ¥48 million, and ¥28 million for the years ended March 31, 2007, 2006, and 2005, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥8,729 million ($73,975 thousand) and ¥7,962 million at March 31, 2007 and 2006, respectively.

4. OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2007 and 2006 were as follows:

	Millions of Yen
	2007				2006
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥36,988	¥125,948	¥88,960	¥—	¥37,208	¥153,697	¥116,489	¥—
Other equity securities	21,119	77,778	56,677	18	19,970	71,705	51,736	1

	¥58,107	¥203,726	¥145,637	¥18	¥57,178	¥225,402	¥168,225	¥1

	Thousands of U.S. Dollars
	2007
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	$313,458	$1,067,356	$753,898	$—
Other equity securities	178,975	659,136	480,314	153

	$492,433	$1,726,492	$1,234,212	$153

Gross unrealized holding losses and fair values on available-for-sale securities at March 31, 2007 and 2006 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of Yen
	2007				2006
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale other equity securities	¥154	¥18	¥—	¥—	¥3	¥1	¥—	¥—

	Thousands of U.S. Dollars
	2007
	Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale other equity securities	$1,305	$153	$—	$—

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2007, 2006, and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Proceeds from sales	¥2,391	¥8,499	¥2,981	$20,263
Gross realized gains	1,463	4,944	1,821	12,398
Gross realized losses	(150)	(241)	(217)	(1,271)

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥11,404 million ($96,644 thousand) and ¥11,227 million at March 31, 2007 and 2006, respectively.

Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method, and each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

For the years ended March 31, 2007, 2006, and 2005, valuation losses on other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥524 million ($4,441 thousand), ¥403 million, and ¥423 million, respectively.

5. FINANCE RECEIVABLES

Finance receivables arise from sales of farm equipment and construction machinery to customers under retail finance agreements. The term of the receivables varies from one to eight years, with interest at rates ranging from 0.0% to 14.8% per annum.

Annual maturities of finance receivables at March 31, 2007 were as follows:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2008	¥97,798	$828,797
2009	74,335	629,958
2010	44,650	378,390
2011	29,909	253,466
2012	14,354	121,644
2013 and thereafter	6,783	57,483

Total	¥267,829	$2,269,738

Revenues and cost of revenues for the years ended March 31, 2007, 2006, and 2005 included finance income and expenses as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Finance income	¥22,217	¥15,311	¥11,605	$188,280
Finance expenses	12,282	7,196	3,787	104,085

The Company sells finance receivables. (See Note 18. SECURITIZATION OF RECEIVABLES.) Pretax gains or losses on such sales are included in finance income or finance expenses in the table above.

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful notes and accounts receivable for the years ended March 31, 2007, 2006, and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Balance at beginning of year	¥2,155	¥2,257	¥3,054	$18,262
Provision for doubtful accounts	255	55	79	2,161
Write-offs	(468)	(179)	(175)	(3,966)
Other	69	22	(701)	585

Balance at end of year	¥2,011	¥2,155	¥2,257	$17,042

The balances of the allowance for doubtful non-current receivable are reported as other assets in the consolidated balance sheets. The changes in the allowance for doubtful non-current receivable for the years ended March 31, 2007, 2006, and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Balance at beginning of year	¥3,913	¥4,474	¥3,806	$33,161
Provision for doubtful accounts	13	101	940	110
Write-offs	(792)	(313)	(91)	(6,712)
Other	(323)	(349)	(181)	(2,737)

Balance at end of year	¥2,811	¥3,913	¥4,474	$23,822

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2007 and 2006 consisted of notes payable to banks of ¥128,365 million ($1,087,839 thousand) and ¥132,209 million, respectively.

Stated annual interest rates of short-term borrowings ranged primarily from 0.81% to 5.77% and from 0.31% to 4.71% at March 31, 2007 and 2006, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2007 and 2006 were 5.3% and 4.0%, respectively.

Available lines of credit with certain banks totaled ¥20,000 million ($169,492 thousand) at March 31, 2007 and 2006, respectively. The Company had no outstanding borrowings as of March 31, 2007 and 2006 related to lines of credit.

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	Due in Years Ending March 31	Millions of Yen		Thousands of U.S. Dollars
		2007	2006	2007
Unsecured bonds:
1.20% yen notes	2011	¥10,000	¥10,000	$84,746
1.54% yen notes	2013	10,000	10,000	84,746
Loans, principally from banks and insurance companies, maturing on various dates through 2015:
Collateralized		70,491	47,083	597,381
Unsecured		124,466	128,938	1,054,797
Capital lease obligations		6,577	6,023	55,737

Total		221,534	202,044	1,877,407
Less current portion		(71,429)	(50,020)	(605,331)

		¥150,105	¥152,024	$1,272,076

The interest rates on unsecured bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed and the weighted average rates at March 31, 2007 and 2006 were 3.6% and 2.3%, respectively.

Annual maturities of long-term debt at March 31, 2007 were as follows:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2008	¥71,429	$605,331
2009	59,613	505,195
2010	58,018	491,678
2011	17,619	149,313
2012	1,681	14,246
2013 and thereafter	13,174	111,644

Total	¥221,534	$1,877,407

At March 31, 2007 and 2006, assets pledged as collateral for debt were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Trade notes	¥456	¥531	$3,864
Trade accounts	2,524	1,465	21,390
Finance receivables	117,835	87,994	998,602
Property, plant, and equipment	9,646	9,817	81,746

Total	¥130,461	¥99,807	$1,105,602

The above assets were pledged against the following liabilities:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Short-term borrowings	¥35,927	¥36,473	$304,466
Current portion of long-term debt	28,709	16,394	243,296
Long-term debt	41,782	30,689	354,085

Total	¥106,418	¥83,556	$901,847

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

In the parent company, employees who terminate their employment have the option to receive benefits in the form of lump-sum payments or annuity payments from a defined benefit pension plan. The benefits are calculated as an aggregation of the following points under the point-based benefits system (with a point having specific monetary value):

•	Points granted in proportion to each employee’s job classification at retirement and length of service period

•	Accumulated points granted in proportion to each employee’s job classification at the end of each fiscal year

•	Accumulated points granted in proportion to each employee’s performance evaluation at the end of each fiscal year

The plan consists of a lifetime pension plan and a limited annuity plan, and annual contributions are made by the parent company for an amount determined on the basis of an accepted actuarial method for the plan. The plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks and investment advisors, are invested primarily in corporate and government bonds and stocks.

The parent company also had a contributory defined benefit pension plan covering all of its employees (the “Contributory Plan”). The Contributory Plan consisted of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the Japanese Welfare Pension Insurance Law and a corporate portion based on a defined benefit pension arrangement established at the discretion of management. Under the Japanese law that regulates retirement benefit plans, the Company could transfer the benefit obligation for the substitutional portion and related plan assets to the government, and the Company transferred the obligation and the plan assets to the government in January 2005. As a result of the transfer of the substitutional portion, the parent company has succeeded the corporate portion of the Contributory Plan.

For the year ended March 31, 2005, the Company recognized, in accordance with EITF No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” the difference of ¥58,571 million between the substitutional portion of accumulated benefit obligations settled and the related plan assets transferred to the Japanese government as a government subsidy in Other income (expenses) in the consolidated statement of income. The Company also recognized derecognition of previously accrued salary progression of ¥11,111 million and a settlement loss for the proportionate amount of the net unrecognized loss attributable to the substitutional portion of ¥13,366 million. The net amount of ¥2,255 million of derecognition of previously accrued salary progression and the settlement loss was allocated to cost of revenues of ¥1,511 million and selling, general, and administrative expenses of ¥744 million.

The Company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” on March 31, 2007. The Company recognizes its underfunded status of the defined benefit postretirement plan as a liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income, net of tax. The statement replaced SFAS No. 87, “Employers’ Accounting for Pensions” which required to report at least minimum pension liability measured as excess of the accumulated benefit obligation over the fair value of the plan assets. The amount of pension liability adjustment is comprised of prior service cost (benefit) and actuarial loss (gain), which will be subsequently recognized as net periodic benefit cost in the consolidated statements of income pursuant to the Company’s accounting policy for amortizing such amounts.

The incremental effects of adopting the statement on the consolidated balance sheets at March 31, 2007 are presented in the following table. The adoption of the statement had no effect on the consolidated statement of income for the year ended March 31, 2007, or for any prior period presented, and it will not affect the Company’s operating results in future periods.

	Millions of Yen
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Investments in and advances to affiliate companies	¥13,775	¥(21)	¥13,754
Other assets	49,588	(717)	48,871
Accrued retirement and pension costs	43,159	(15,853)	27,306
Other long-term liabilities	46,363	6,369	52,732
Minority interests	35,982	87	36,069
Accumulated other comprehensive income	77,588	8,659	86,247

	Thousands of U.S. Dollars
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Investments in and advances to affiliate companies	$116,737	$(178)	$116,559
Other assets	420,237	(6,076)	414,161
Accrued retirement and pension costs	365,754	(134,347)	231,407
Other long-term liabilities	392,907	53,974	446,881
Minority interests	304,932	738	305,670
Accumulated other comprehensive income	657,526	73,381	730,907

Net periodic benefit cost for the unfunded severance indemnity plan, the defined benefit pension plan, and the Contributory Plan of the parent company and for the unfunded severance indemnity plans and the defined benefit pension plans of certain subsidiaries for the years ended March 31, 2007, 2006, and 2005 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Service cost	¥5,974	¥6,841	¥8,343	$50,627
Interest cost	3,799	3,858	7,457	32,195
Expected return on plan assets	(2,748)	(2,277)	(3,129)	(23,288)
Amortization of prior service benefit	(777)	(780)	(522)	(6,585)
Recognized actuarial loss	—	—	2,047	—
Transfer to an affiliated company	—	(514)	—	—
Derecognition of previously accrued salary progression	—	—	(11,111)	—
Settlement loss	—	—	13,366	—

Net periodic benefit cost	¥6,248	¥7,128	¥16,451	$52,949

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets, together with plans’ funded status were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Change in benefit obligations:
Benefit obligations at beginning of year	¥176,109	¥176,250	$1,492,449
Service cost	5,974	6,841	50,627
Interest cost	3,799	3,858	32,195
Amendments	(439)	(25)	(3,720)
Transfer to an affiliated company	—	(5,961)	—
Actuarial loss	1,024	5,904	8,678
Benefits paid (lump-sum payments)	(8,868)	(8,181)	(75,153)
Benefits paid (annuity payments)	(3,446)	(3,203)	(29,203)
Foreign currency exchange rate changes	89	626	754

Benefit obligations at end of year	¥174,242	¥176,109	$1,476,627

Change in plan assets:
Fair value of plan assets at beginning of year	¥142,755	¥108,060	$1,209,788
Actual return on plan assets	(366)	31,830	(3,102)
Employer contributions	13,338	12,759	113,034
Transfer to an affiliated company	—	(2,815)	—
Benefits paid (lump-sum payments)	(5,293)	(4,432)	(44,856)
Benefits paid (annuity payments)	(3,446)	(3,203)	(29,203)
Foreign currency exchange rate changes	78	556	661

Fair value of plan assets at end of year	¥147,066	¥142,755	$1,246,322

Plans’ funded status at end of year:
Funded status	¥(27,176)	¥(33,354)	$(230,305)
Unrecognized actuarial gain	N/A	(12,193)	N/A
Unrecognized prior service benefit	N/A	(7,198)	N/A

Net amount recognized	N/A	¥(52,745)	N/A

N/A—Not applicable. In accordance with the provisions of SFAS No. 158, the funded status was recognized as an asset or liability and any unrecognized actuarial gain, prior service benefit was recognized in accumulated comprehensive income at March 31, 2007.

The Company’s measurement date of benefit obligations and plan assets is March 31.

Accumulated benefit obligations at March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Accumulated benefit obligations:
Accumulated benefit obligations at end of year	¥168,808	¥168,779	$1,430,576

Projected benefit obligations and fair value of plan assets with projected benefit obligations in excess of plan assets, and accumulated benefit obligations and fair value of plan assets with accumulated benefit obligations in excess of plan assets were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Retirement and pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥171,494	¥173,537	$1,453,339
Fair value of plan assets	144,016	140,170	1,220,475
Retirement and pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	166,060	166,207	1,407,288
Fair value of plan assets	144,016	140,170	1,220,475

Amounts recognized in the consolidated balance sheets at March 31, 2007 consist of the following:

	Millions of Yen	Thousands of U.S. Dollars
Accrued retirement and pension costs	¥(27,306)	$(231,407)
Prepaid expenses for benefit plans, included in other assets	130	1,102

Funded status	¥(27,176)	$(230,305)

Amounts recognized in the consolidated balance sheets at March 31, 2006 consist of the following:

Millions of Yen
Accrued retirement and pension costs	¥(53,633)
Prepaid expenses for benefit plans, included in other assets	888

Net amount recognized	¥(52,745)

Amounts recognized in accumulated other comprehensive income, before-tax, at March 31, 2007 consist of the following:

	Millions of Yen	Thousands of U.S. Dollars
Actuarial gain	¥(7,873)	$(66,720)
Prior service benefit	(6,860)	(58,136)

Total recognized in accumulated other comprehensive income	¥(14,733)	$(124,856)

The estimated prior service benefit that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending March 31, 2008 amounts to ¥808 million ($6,847 thousand).

The weighted-average discount rate used in calculating benefit obligations at March 31, 2007 and 2006 was 2.5%.

Weighted-average assumptions used in calculating net periodic benefit cost for the years ended March 31, 2007, 2006, and 2005 were as follows:

	2007	2006	2005
Discount rate	2.5%	2.5%	2.5%
Expected return on plan assets	3.0	3.0	3.5
Rate of compensation increase	—	6.5	6.5

To determine the expected rate of return on plan assets, the Company considers actual returns in the past 5 to 10 years, the current and expected components of plan assets, and anticipated market trends. Plan assets are managed by asset management companies and trust banks, and are invested primarily in fixed income and equity securities of Japanese and foreign issuers. The Company assumed that the long-term rate of return on plan assets was 3.0% for the years ended March 31, 2007 and 2006, and 3.5% for the year ended March 31, 2005. An actual return on plan assets in the past 10 years was 3.4%, and an asset allocation assumption was 55% on fixed income securities with an expected rate of return of 1.0%, and 45% on equity securities with an expected rate of return of 5.5% for the year ended March 31, 2006 and thereafter.

The rate of compensation increase was not used in the calculation of benefit obligations at March 31, 2007 and 2006, and net periodic benefit cost for the year ended March 31, 2007 as a result of completion of introduction of the point-based benefits system. Under the system, the benefit obligations and the net periodic benefit cost are determined using cumulative points and not salaries. The benefit obligations at March 31, 2007 and 2006, and the net periodic benefit cost for the year ended March 31, 2007 were calculated on the basis of an annual increase in points of 7.1%.

Pension plan weighted-average asset allocations by asset category were as follows:

	2007	2006
Equity securities	44.6%	48.7%
Debt securities	54.9	49.9
Other	0.5	1.4

	100.0%	100.0%

The Company’s investment policy is to invest in equity securities and debt securities of companies in Japan and overseas primarily in Europe and the United States in order to diversify risk. The Company believes that investment in equity securities of 45% and debt securities of 55% is a proper allocation ratio and is consistent with the Company’s investment objectives.

Employer contributions to pension plans for the year ending March 31, 2008 are expected to be ¥13,562 million ($114,932 thousand).

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2008	¥12,174	$103,169
2009	12,521	106,110
2010	12,937	109,636
2011	12,817	108,619
2012	12,496	105,898
2013–2017	56,716	480,644

9. SHAREHOLDERS’ EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the “Corporate Law”), which reformed and replaced the Japanese Commercial Code with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

The Corporate Law permits companies to pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the Company has prescribed so in its articles of incorporation. The Company meets all the above criteria.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the companies so stipulate. The Corporate Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

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

The contracts, which are fully executed before the commencement of construction projects, include the terms of the contract price, expected completion date and critical milestone dates, and acceptance inspections (e.g., performance tests and external appearance inspections). The contracts are legally enforceable and the parties are expected to satisfy their obligations under the contracts. The Company is able to develop reasonably dependable estimates of the total contract cost based on the construction order, that includes details on every single component unit, labor hour costs, and all overhead.

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

Notes receivable and accounts receivable related to the long-term contracts accounted for under the percentage of completion method as of March 31, 2007 and 2006 were as follows:

	Millions of Yen						Thousands of U.S. Dollars
	2007			2006			2007
Years ended March 31	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years
Notes receivable	¥—	¥—	¥—	¥492	¥—	¥—	$—	$—	$—
Accounts receivable	9,244	679	—	26,260	537	135	78,339	5,754	—

	¥9,244	¥679	¥—	¥26,752	¥537	¥135	$78,339	$5,754	$—

A large portion of such receivables had been billed to customers, and the total aggregated amounts which had not been billed or were not billable were not material as of March 31, 2007 and 2006. The total aggregated amounts subject to uncertainty were not material.

With respect to the inventories related to the long-term contracts, the aggregated amounts of manufacturing or production costs which exceeds the aggregated estimate costs of all in-process, the total aggregated amounts subject to uncertainty, and advances receipt offset with inventories were not material as of March 31, 2007 and 2006.

11. OTHER INCOME (EXPENSES), NET

Other—net as shown in other income (expenses) for the years ended March 31, 2007, 2006, and 2005 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Loss from write-down of securities	¥(524)	¥(403)	¥(423)	$(4,441)
Foreign exchange (loss) gain—net	(442)	(1,952)	3,597	(3,746)
Other—net	(2,190)	(437)	(1,339)	(18,559)

	¥(3,156)	¥(2,792)	¥1,835	$(26,746)

12. INCOME TAXES

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies and income taxes for the years ended March 31, 2007, 2006, and 2005 were comprised of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies:
Domestic	¥80,208	¥102,857	¥123,792	$679,729
Foreign	51,357	37,664	32,574	435,229

	¥131,565	¥140,521	¥156,366	$1,114,958

Income taxes:
Current—
Domestic	¥28,184	¥18,065	¥21,780	$238,848
Foreign	19,824	16,368	12,711	168,000

	48,008	34,433	34,491	406,848

Deferred—
Domestic	3,415	24,522	14,503	28,940
Foreign	(2,462)	(2,888)	(878)	(20,864)

	953	21,634	13,625	8,076

Total	¥48,961	¥56,067	¥48,116	$414,924

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Deferred tax assets:
Allowance for doubtful receivables	¥1,540	¥1,950	$13,051
Intercompany profits	12,340	11,462	104,576
Adjustment of investment securities	11,322	11,547	95,949
Write-downs of inventories and fixed assets	2,834	1,313	24,017
Accrued bonus	6,173	6,349	52,314
Retirement and pension costs	15,123	25,759	128,161
Tax loss and credit carryforwards	4,390	2,251	37,203
Other temporary differences	23,615	17,045	200,127

Subtotal	77,337	77,676	655,398
Less valuation allowance	(1,212)	(3,439)	(10,271)

	¥76,125	¥74,237	$645,127

Deferred tax liabilities:
Adjustment of investment securities	¥66,015	¥74,913	$559,449
Unremitted earnings of foreign subsidiaries and affiliates	9,511	6,845	80,602
Other temporary differences	9,354	4,734	79,271

	¥84,880	¥86,492	$719,322

Net deferred tax balances at March 31, 2007 and 2006 were reflected in the accompanying consolidated balance sheets under the following line items:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Other current assets	¥37,467	¥28,700	$317,517
Other assets	4,046	4,088	34,288
Other current liabilities	(60)	—	(508)
Other long-term liabilities	(50,208)	(45,043)	(425,492)

Net deferred tax liabilities	¥(8,755)	¥(12,255)	$(74,195)

A valuation allowance is recorded against the deferred tax assets for items which may not be realized.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2007.

At March 31, 2007, the tax loss carryforwards in the aggregate amounted to approximately ¥11,000 million ($93,220 thousand), which are available to offset future taxable income, and will expire in the period from 2008 through 2012.

The changes in the valuation allowance for the years ended March 31, 2007, 2006, and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Balance at beginning of year	¥3,439	¥3,824	¥22,913	$29,144
Addition	548	508	2,466	4,644
Deduction	(2,775)	(893)	(21,555)	(23,517)

Balance at end of year	¥1,212	¥3,439	¥3,824	$10,271

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2007 differed from the normal Japanese statutory tax rates as follows:

	2007	2006	2005
Normal Japanese statutory tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Decrease in valuation allowance	(1.4)	(0.3)	(8.5)
Permanently nondeductible expenses	0.7	0.4	0.4
Nontaxable dividend income	(0.2)	(0.2)	(0.1)
Extra tax deduction on expenses for research and development	(1.9)	(1.2)	(1.3)
Other—net	(0.6)	0.6	(0.3)

Effective income tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	37.2%	39.9%	30.8%

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

13. NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computation for the years ended March 31, 2007, 2006, and 2005 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Basic net income (loss):
Income from continuing operations	¥77,743	¥81,149	¥107,132	$658,839
Income (loss) from discontinued operations, net of taxes	(1,286)	(115)	10,769	(10,898)

Net income	¥76,457	¥81,034	¥117,901	$647,941

Effect of dilutive convertible bonds	¥—	¥55	¥188	$—

Diluted net income (loss):
Income from continuing operations	¥77,743	¥81,204	¥107,320	$658,839
Income (loss) from discontinued operations, net of taxes	(1,286)	(115)	10,769	(10,898)

Net income	¥76,457	¥81,089	¥118,089	$647,941

	Number of Shares (Thousands)
	2007	2006	2005
Weighted average common shares outstanding	1,295,750	1,304,097	1,323,068
Effect of dilutive convertible bonds	—	10,831	36,910

Diluted common shares outstanding	1,295,750	1,314,928	1,359,978

14. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income, including reclassification adjustments and tax effects for the years ended March 31, 2007, 2006, and 2005 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007			2007
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥5,095	¥(425)	¥4,670	$43,178	$(3,602)	$39,576
Reclassification adjustment for losses realized in net income	—	—	—	—	—	—

	5,095	(425)	4,670	43,178	(3,602)	39,576

Unrealized gains on securities:
Unrealized gains on securities arising during period	(22,114)	8,976	(13,138)	(187,407)	76,068	(111,339)
Reclassification adjustment for gains realized in net income	(789)	320	(469)	(6,686)	2,712	(3,974)

	(22,903)	9,296	(13,607)	(194,093)	78,780	(115,313)

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(4,823)	1,924	(2,899)	(40,873)	16,305	(24,568)
Reclassification adjustments for losses realized in net income	4,469	(1,814)	2,655	37,873	(15,373)	22,500

	(354)	110	(244)	(3,000)	932	(2,068)

Other comprehensive loss	¥(18,162)	¥8,981	¥(9,181)	$(153,915)	$76,110	$(77,805)

	Millions of Yen
	2006
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥14,131	¥(582)	¥13,549
Reclassification adjustment for losses realized in net income	21	—	21

	14,152	(582)	13,570

Unrealized gains on securities:
Unrealized gains on securities arising during period	80,095	(32,524)	47,571
Reclassification adjustment for gains realized in net income	(4,300)	1,746	(2,554)

	75,795	(30,778)	45,017

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(5,593)	2,289	(3,304)
Reclassification adjustments for losses realized in net income	6,698	(2,719)	3,979

	1,105	(430)	675

Other comprehensive income	¥91,052	¥(31,790)	¥59,262

	Millions of Yen
	2005
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(1,628)	¥103	¥(1,525)
Reclassification adjustment for losses realized in net income	57	—	57

	(1,571)	103	(1,468)

Unrealized gains on securities:
Unrealized gains on securities arising during period	2,046	(827)	1,219
Reclassification adjustment for gains realized in net income	(1,181)	479	(702)

	865	(348)	517

Minimum pension liability adjustment	5,991	(2,499)	3,492

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(1,429)	591	(838)
Reclassification adjustments for gains realized in net income	(456)	185	(271)

	(1,885)	776	(1,109)

Other comprehensive income	¥3,400	¥(1,968)	¥1,432

The balances of each classification within accumulated other comprehensive income were as follows:

	Millions of Yen
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Pension Liability Adjustments	Accumulated Other Comprehensive Income
Balance, April 1, 2006	¥657	¥86,033	¥79	¥—	¥86,769
Current—period change	4,670	(13,607)	(244)	—	(9,181)
Adjustment to initially apply SFAS No. 158, net of taxes	—	—	—	8,659	8,659

Balance, March 31, 2007	¥5,327	¥72,426	¥(165)	¥8,659	¥86,247

	Thousands of U.S. Dollars
	Cumulative Translation Adjustments	Unrealized Gains on Securities	Unrealized Gains (Losses) on Derivatives	Pension Liability Adjustments	Accumulated Other Comprehensive Income
Balance, April 1, 2006	$5,568	$729,093	$670	$—	$735,331
Current—period change	39,576	(115,313)	(2,068)	—	(77,805)
Adjustment to initially apply SFAS No. 158, net of taxes	—	—	—	73,381	73,381

Balance, March 31, 2007	$45,144	$613,780	$(1,398)	$73,381	$730,907

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

The following table provides information regarding the Company’s derivative financial instruments related to foreign currency exchange transactions as of March 31, 2007, which was translated into Japanese yen at the year-end currency exchange rate.

Foreign Exchange Forward Contracts and Currency Swaps

		Millions of Yen	Thousands of U.S. Dollars
Maturities, Years Ending March 31		2008	2008
Sell U.S. Dollar, buy Yen	Receive	¥30,191	$255,856
	Pay	29,972	254,000
Sell Euro, buy Yen	Receive	9,988	84,644
	Pay	10,109	85,669
Sell Canada Dollar, buy Yen	Receive	409	3,466
	Pay	408	3,458
Sell U.S. Dollar, buy Canada Dollar	Receive	211	1,788
	Pay	214	1,814
Sell Sterling Pound, buy Yen	Receive	232	1,966
	Pay	232	1,966
Sell Baht, buy Yen	Receive	12,051	102,127
	Pay	13,977	118,449
Sell Baht, buy U.S. Dollar	Receive	2	17
	Pay	3	25
Sell Won, buy Yen	Receive	178	1,508
	Pay	176	1,492
Sell Australia Dollar, buy Yen	Receive	561	4,754
	Pay	570	4,831

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 7. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

The following table provides information, by maturity date, about the Company’s interest rate swap contracts. The table represents notional principal amounts and weighted average interest rates by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts as of March 31, 2007, which are translated into Japanese yen at the year-end currency exchange rate.

Interest Rate Swap Contracts

	Weighted Average Rate		Notional Amount
Maturities, Years Ending March 31,	Receive	Pay	Millions of Yen	Thousands of U.S. Dollars
2008	3.56%	3.66%	¥37,417	$317,093
2009	3.85	3.92	28,710	243,305
2010	4.24	4.38	14,255	120,805
2011	3.52	4.27	900	7,627
2012	2.44	4.63	80	678
2013	2.44	4.63	13	110

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (expense) in the same period as the hedged items affect earnings. For most forward exchange contracts, the amounts are reclassified when products related to hedged transactions are sold from overseas subsidiaries to customers. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the unrecognized net loss on derivatives included in accumulated other comprehensive income of ¥165 million ($1,398 thousand) at March 31, 2007 will be reclassified into earnings within the next 12 months.

Equity Price Risks

The Company’s other investments are exposed to changes in equity price risks and consist mainly of available-for-sale securities. Fair value and other information for such equity securities is disclosed in Note 4.

Fair Value of Financial Instruments

The Company had the following financial instruments at March 31, 2007 and 2006:

	Millions of Yen				Thousands of U.S. Dollars
	2007		2006		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Finance receivables—net	¥267,829	¥248,744	¥203,625	¥193,578	$2,269,738	$2,108,000
Financial liabilities:
Long-term debt	(214,957)	(210,777)	(196,021)	(190,718)	(1,821,670)	(1,786,246)
Derivative financial instruments recorded as (liabilities) assets:
Foreign exchange instruments	(899)	(899)	(108)	(108)	(7,619)	(7,619)
Interest rate swaps and other instruments	33	33	163	163	280	280

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

Concentration of Credit Risks

Trade notes and accounts receivable are composed largely of these to the dealers in the farm equipment market in North America. These accounts are sold through securitization to minimize credit risks. Most of the finance receivables are composed of these to the retail customers in the farm equipment market in North America. However, the Company considers that credit risks are limited since no single customer represents a significant concentration of credit risks.

16. SUPPLEMENTAL EXPENSE INFORMATION

Research and Development Expenses, Advertising Costs, and Shipping and Handling Costs

Amounts of certain costs and expenses for the years ended March 31, 2007, 2006, and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Research and development expenses	¥22,925	¥22,731	¥21,963	$194,280
Advertising costs	10,085	9,184	9,586	85,466
Shipping and handling costs	50,982	45,834	40,412	432,051

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2007 includes a loss from disposal of fixed assets of ¥1,172 million ($9,932 thousand) and a loss from disposal and impairment of businesses of ¥1,446 million ($12,254 thousand) resulting mainly from the liquidation of a company which operated a construction business.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2006 includes a loss from impairment of fixed assets of ¥1,038 million and a loss from disposal and impairment of businesses of ¥3,648 million resulting mainly from a loss of ¥2,788 million related to the additional payments due to employment transfer to a subsidiary and an affiliated company.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2005 includes a loss from impairment of fixed assets of ¥1,095 million and a gain of ¥1,022 million resulting mainly from the sale of a company which is involved in a rental computer server service.

17. COMMITMENTS AND CONTINGENCIES

Commitments

Commitments for capital expenditures outstanding at March 31, 2007 approximated ¥3,819 million ($32,364 thousand).

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements.

An analysis of leased assets under capital leases is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Machinery and equipment	¥12,148	¥10,000	$102,949
Accumulated depreciation	(5,852)	(3,977)	(49,593)
Software	281	—	2,381

	¥6,577	¥6,023	$55,737

Amortization expenses under capital leases for the years ended March 31, 2007, 2006, and 2005 were ¥3,677 million ($31,161 thousand), ¥2,763 million, and ¥2,858 million, respectively.

Future minimum lease payments required under capital and noncancelable operating leases that have an initial or a remaining lease term in excess of one year as of March 31, 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
Years Ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2008	¥3,329	¥682	$28,212	$5,780
2009	2,031	418	17,212	3,542
2010	1,049	262	8,890	2,220
2011	175	97	1,483	822
2012	89	81	754	687
2013 and thereafter	42	245	356	2,076

Total minimum lease payments	6,715	¥1,785	56,907	$15,127

Less: amounts representing interest	(138)		(1,170)

Present value of net minimum capital lease payments	¥6,577		$55,737

Capital lease obligations are included in the current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2007, 2006, and 2005 were ¥5,727 million ($48,534 thousand), ¥6,009 million, and ¥7,029 million, respectively.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the events of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2007 was ¥949 million ($8,042 thousand).

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The changes in the accrued product warranty cost for the years ended March 31, 2007 and 2006 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2007	2006	2007
Balance at beginning of year	¥5,473	¥2,718	$46,381
Addition	5,007	7,878	42,432
Utilization	(4,335)	(5,331)	(36,737)
Other	56	208	475

Balance at end of year	¥6,201	¥5,473	$52,551

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

In connection with this investigation, on December 24, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000 and continued through the year ended March 31, 2007. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter.

An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such an unfavorable outcome or the amount of related losses, if any.

Matters Related to Health Hazard of Asbestos

(Background)

Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, had produced asbestos-containing products. In April 2005, the Company was advised that some residents who lived near the plant suffered from mesothelioma, a form of cancer that is said to be mainly caused by aspiration of asbestos. In June 2005, the Company voluntarily decided to make consolation payments to certain residents with mesothelioma and started the program. In April 2006, the Company decided to establish the relief payment system in place of the consolation payment and make additional payment to the residents to whom consolation payment was paid or payable, and started the system. The new supporting system is applied to the residents who claim for the payment in the future.

With regard to current and former employees who suffered and are suffering from asbestos-related diseases, the Company shall make the compensation which is not required by law but is made in accordance with the Company’s internal policies.

The Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (“New Asbestos Law”) in March 2006. This law was enacted for the purpose of promptly providing relief to the people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers’ Accident Compensation Insurance Law. The relief aid payments are contributed by the national government, municipal governments, and business entities. The contribution, which includes a special contribution by the companies which operated a business closely related to asbestos, to be made by business entities shall commence from the year ending March 31, 2008.

(Accounting for Asbestos-Related Expenses)

The Company expenses the payments for the health hazard of asbestos based on the Company’s accounting policies and procedures. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) The expenses include payments to certain residents who lived near the Company’s plant and current and former employees, and special contribution in accordance with the New Asbestos Law. The Company recorded expenses aggregating ¥4,035 million ($34,195 thousand), ¥4,196 million, and ¥210 million during the years ended March 31, 2007, 2006, and 2005, respectively. These amounts are included in the selling, general, and administrative expenses. During the year ended March 31, 2007, the Company expensed the special contribution in accordance with the New Asbestos Law aggregating ¥735 million ($6,229 thousand) which is expected to be paid during four years commencing on and after April 1, 2007. The Company accrues in those cases the conditions of loss contingencies provided under SFAS No. 5, “Accounting for Contingencies,” are met. The amount accrued and included in recorded expenses were ¥1,359 million ($11,517 thousand) and ¥3,726 million at March 31, 2007 and 2006, respectively. Though the Company believes that this amount appears to be a better estimate than any other amount within a reasonably estimable range of amounts, the additional exposure to loss in excess of this accrued amount of ¥860 million ($7,288 thousand) exists.

Since the Company has no basis or information to project the number of current and former employees and residents that are going to apply for payments, the Company is not able to consider such condition in accounting for the amount accrued and included in recorded expenses. In May 2007, a certain resident filed the asbestos-related lawsuit against the Japanese government and the Company for the first time. The Company is not able to predict the outcome of the lawsuit, or predict the possibility of being filed in other lawsuits like this. Therefore, the Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. However, the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations, financial position, and its liquidity.

        In August 2006, the Company also announced that the Company would support two research projects of medical research institutions for curing mesothelioma, and the Company donated ¥400 million ($3,390 thousand) as a contribution for the year ended March 31, 2007. This contribution is also included in the selling, general, and administrative expenses, which is not included in asbestos-related expenses mentioned above.

18. SECURITIZATION OF RECEIVABLES

The Company sells trade and finance receivables to investors through bankruptcy-remote independent securitization trusts. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.)

The Company recognized pretax losses resulting from the sales of trade receivables of ¥2,607 million ($22,093 thousand), ¥931 million, and ¥832 million for the years ended March 31, 2007, 2006, and 2005, respectively.

The Company recognized pretax gains resulting from the sales of finance receivables of ¥211 million ($1,788 thousand) and ¥479 million for the years ended March 31, 2007 and 2005, respectively, and recognized pretax losses resulting from the sales of finance receivables of ¥172 million for the year ended March 31, 2006.

The amounts of servicing assets or liabilities were not material as of March 31, 2007 and 2006.

The retained interests in sold receivables are subordinate to investors’ interests and subsequently measured at fair value. The value of the retained interests is subject to credit, repayment, dilution, and interest rate risks on sold receivables. Due to the short-term nature of the Company’s retained interest in sold receivables, its fair value approximated carrying value, net of an appropriate allowance. The amounts of credit losses and delinquencies were not material.

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the years ended March 31:

	2007	2006
Trade receivables:
Weighted average life (months)	6.5	6.5
Expected net dilution (monthly rate)	0.78%	0.78%
Discount rate and fee (annual rate)	5.57%	5.48%
Finance receivables:
Weighted-average life (months)	35.0	49.6
Expected credit losses (annual rate)	0.13%	0.08%
Discount rate (annual rate)	10.00%	11.00%

The following depicts the sensitivity of the fair value of retained interests in trade receivables and finance receivables at March 31, 2007 to adverse changes in the key economic assumptions of the current fair value of future cash flow:

	Millions of Yen	Thousands of U.S. Dollars
Trade receivables:
Fair value of retained interest	¥72,014	$610,288
Expected net dilution (monthly rate)	0.78%
Impact on fair value of 10% adverse change	333	2,822
Impact on fair value of 20% adverse change	665	5,636
Discount rate and fee (annual rate)	5.57%
Impact on fair value of 10% adverse change	34	288
Impact on fair value of 20% adverse change	67	568

Considerable judgment is required in interpreting market data to develop estimates of fair value, so the above estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. In addition, the above-estimated amounts generated from the sensitivity analyses include forward-looking statements of market risk, which assume for analytical purposes that certain adverse market considerations may occur. Actual future market conditions may differ materially, and, accordingly, the forward-looking statements should not be considered projections by the Company of future events or losses.

The following table summarizes certain cash flows received from securitization trusts for the years ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2007	2006	2005	2007
Trade receivables:
Proceeds from collections reinvested in revolving-period securitizations	¥165,633	¥163,671	¥108,109	$1,403,669
Servicing fees received	338	275	270	2,864
Finance receivables:
Servicing fees received	576	219	210	4,881
Cash flows received on retained interests in securitizations	1,489	598	359	12,619

19. DISCONTINUED OPERATIONS

During the year ended March 31, 2005, the Company sold Nishinihon Kubota Kaihatsu Co., Ltd., a subsidiary reported in the Other Segment which operated a golf course and had reported consecutive losses, since it was very unlikely that Nishinihon Kubota Kaihatsu Co., Ltd. would be able to improve its earnings in the future.

During the year ended March 31, 2007, Kubota Retex Corp., a subsidiary reported in the Environmental Engineering Segment, decided to liquidate itself and withdraw from industrial waste treatment market since there were no prospects of getting in operation as a business.

Operating results of the discontinued operations for the years ended March 31, 2007, 2006, and 2005 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	Kubota Retex Corp.	Nishinihon Kubota Kaihatsu Co., Ltd.	Total	Total
Year ended March 31, 2007:
Revenues	¥267	¥—	¥267	$2,263

Loss from discontinued operations before income taxes	¥(2,818)	¥—	¥(2,818)	$(23,881)
Gain from disposal of business	—	—	—	—
Income taxes	1,532	—	1,532	12,983

Loss from discontinued operations	¥(1,286)	¥—	¥(1,286)	$(10,898)

Year ended March 31, 2006:
Revenues	¥615	¥—	¥615

Loss from discontinued operations before income taxes	¥(115)	¥—	¥(115)
Gain from disposal of business	—	—	—
Income taxes	—	—	—

Loss from discontinued operations	¥(115)	¥—	¥(115)

Year ended March 31, 2005:
Revenues	¥348	¥—	¥348

Loss from discontinued operations before income taxes	¥(331)	¥—	¥(331)
Gain from disposal of business	—	5,526	5,526
Income taxes	—	5,574	5,574

Income (loss) from discontinued operations	¥(331)	¥11,100	¥10,769

20. SUBSEQUENT EVENTS

On May 11, 2007, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2007 of ¥7 per common share (¥35 per 5 common shares) or a total of ¥9,043 million ($76,636 thousand).

On June 22, 2007, the Company’s Board of Directors approved the purchase of up to 10,000,000 shares, or up to ¥11,000 million ($93,220 thousand) of the parent company’s outstanding common stock on and after June 25, 2007 through September 27, 2007.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Kubota Corporation and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15 (f) under the Securities Exchange Act of 1934, for the Company. Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2007.

Management’s assessment of the Company’s internal control over financial reporting as of March 31, 2007 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report.

Dated: June 22, 2007

/s/ Daisuke Hatakake
Daisuke Hatakake
President and Representative Director
(Principal Executive Officer)

/s/ Hirokazu Nara
Hirokazu Nara
Managing Director
(Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The Company has not accounted for a nonmonetary security exchange transaction, that occurred during the year ended March 31, 1997, in accordance with accounting principles generally accepted in the United States of America. In our opinion, the recognition of the non-monetary exchange gain, and the related impact in subsequent periods, is required by accounting principles generally accepted in the United States of America. The Company has disclosed the effects of the departure and other relevant information in Note 1 to the consolidated financial statements.

In our opinion, except for the omission of segment and other information required by SFAS No. 131 and the effect of not properly recording a nonmonetary security exchange transaction, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu

Osaka, Japan

June 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Kubota Corporation and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2007 of the Company and our report dated June 22, 2007 expressed a qualified opinion on those financial statements because of the omission of segment and other information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” and because of not properly recording a nonmonetary security exchange transaction.

/s/ Deloitte Touche Tohmatsu

Osaka, Japan

June 22, 2007

