Form 20-F
period 2008-03-31
KUBOTA CORP
filed 2008-09-18
CIK 109821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Junichi Adachi, +81-6-6648-2645, +81-6-6648-2632, 2-47, Shikitsuhigashi 1-Chome, Naniwa-Ku, Osaka, JAPAN

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Outstanding as of
Title of Class	March 31, 2008 (Tokyo Time)	March 31, 2008 (New York Time)
Common stock	1,280,603,507 shares
American Depositary Shares		6,044,210 ADS

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If it is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

i

All information contained in this Report is as of or for the 12 months ended March 31, 2008 unless otherwise specified.

“Unless otherwise specified, Japanese yen amounts in this Report have been translated for convenience into United States dollars at the rate of ¥100= US$1, the approximate rate of exchange on March 31, 2008, the date of the most recent balance sheet herein.”

“As used herein, “Kubota” and “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.”

“The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on September 3, 2008 was ¥108.18 = US$1.”

“The segment information that is disclosed in this Report, with respect to the Company’s consolidated financial statements included herein, which is required under the regulations of the Financial Instruments and Exchange Law of Japan, is not consistent with accounting principles generally accepted in the United States of America.”

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

The information required by this item, in addition to those provided below, appears on page F-1 of the attached Consolidated Financial Statements.

A. Selected Financial Data

	Years ended March 31
	Million of Yen					Thousands of U.S. dollar
	2004	2005	2006	2007	2008	2008
Capital stock	78,156	78,156	84,070	84,070	84,070	840,700
Capital expenditures	21,396	26,097	33,805	44,715	35,163	351,630
Depreciation and amortization	27,755	25,808	25,821	27,097	30,565	305,650
R & D expenses	23,261	21,963	22,731	22,925	24,784	247,840
Number of shares outstanding	1,340,197	1,300,413	1,299,488	1,291,513	1,280,604

	Years ended March 31
	2004	2005	2006	2007	2008
Cash dividends declared per depositary share:
Interim (in yen)	15	15	20	25	30
(in U.S. dollars)	0.138	0.136	0.165	0.217	0.270
Year-end (in yen)	15	25	30	35	40
(in U.S. dollars)	0.138	0.233	0.258	0.282	0.370

Exchange rates (yen amounts per U.S. dollar):
Year-end	104.18	107.22	117.48	117.56	99.85
Average	112.75	107.28	113.67	116.55	113.61
High	120.55	114.30	120.93	121.81	124.09
Low	104.18	102.26	104.41	110.07	96.88

2008	Mar.	Apr.	May.	Jun.	Jul.	Aug.
High	103.99	104.56	105.52	108.29	108.19	110.48
Low	96.88	100.87	103.01	104.41	104.64	107.59
Period-end	99.85	104.53	105.46	106.17	108.10	108.69

Notes to Selected Financial Data:

1. Cash dividends in U.S. dollars are computed based on the exchange rates at each respective payment date.

2. Exchange rates are the noon buying rates for cable transfers between the yen and the U.S. dollar in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The rate on September 3, 2008 was 108.18 = US$1.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Declines in economic conditions in the Company’s major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company’s products. Accordingly, revenues of the Company may decrease due to declining demand resulting from declines in general economic conditions, including private-sector capital expenditures, construction investment, and domestic public investment. In addition, governmental agricultural policies may adversely affect domestic sales of agriculture-related products. In overseas markets, especially those of North America and Europe, sales of the Company’s products, such as utility/compact tractors, may decrease due to declines in general economic conditions, including private consumption and residential construction investment in those regions.

Fluctuations of foreign exchange rates, including a stronger yen, may reduce revenues and adversely affect the results of operations of the Company.

The Company has overseas revenues and manufacturing subsidiaries. The financial results of each overseas subsidiary are consolidated into the results of the parent company after translation into Japanese yen. In addition, the transactions between the parent company and overseas subsidiaries or customers are generally denominated in the local currencies. The payments received in local currencies on such transactions are converted to Japanese yen. As a result, fluctuations in foreign exchange rates affect the consolidated financial results. In general, a stronger yen against other currencies adversely affects revenues and the results of operations of the Company.

If the prices of raw materials increase and the Company has difficulties in procuring adequate supplies of them, there may be a material adverse effect on the Company’s results of operations.

The Company purchases substantial raw materials and parts from outside suppliers. If the prices of raw materials substantially increase due to the supply and demand gap and changes in market conditions, and stay at high levels for a long time, they may deteriorate the Company’s profitability. Also, if the Company has difficulties in procuring adequate supplies of raw materials, there may be a material adverse effect on the Company’s results of operations due to difficulties in production and sales activities.

The risks associated with international operations may adversely affect revenues and profitability of the Company.

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets. If such risks occurred, the Company may face difficulties in stable production and sales of products in overseas markets that may affect revenues and profitability of the Company or they may hinder growth of the Company in specific countries. The following risks are serious concerns for the Company:

•	Unexpected changes in international, or in an individual country’s, tax regulations;

•	Unexpected legal or regulatory changes in a country;

•	Difficulties in retaining qualified personnel;

•	Underqualified technological skills or instability between management and employee unions in developing countries; and

•	Political instability in those countries.

Among the United States, the EU, and Asian countries, which are important markets for the Company, the previously mentioned risks in Asian countries seem to be relatively higher than those of other regions.

If strategic alliances, mergers, and acquisitions do not generate successful results as planned, then the Company’s profitability may deteriorate.

The Company expects to use strategic alliances, mergers, and acquisitions to seek further growth. The success of these activities depends on such factors as the Company’s business environment, the ability of its business counterparts, and whether the Company and its counterparts share common goals. Therefore, if these activities are not successful and returns on related investments are lower than expected, the Company’s profitability may deteriorate.

If the Company is not able to successfully create new businesses or businesses complementary to the current ones, then there may be a negative impact on the Company’s financial position.

As part of its structural renovation, the Company is attempting to cultivate new businesses or businesses that are complementary to the current ones. In general, there are numerous competitors, and competition is very harsh in those markets. If the Company fails to develop the required personnel or abilities to produce and market appropriate products, subsequent impairment charges may be taken, or there may be a negative impact on the Company’s financial position.

Impairment losses on investments in marketable securities may occur as a result of stock market fluctuations, which may have a material adverse effect on the Company’s results of operations and financial position.

As of March 31, 2008, the Company owns securities with a fair value of approximately ¥135.1 billion ($1,351 million). In general, most of these securities are equity securities. Accordingly, impairment losses may occur, depending on stock market fluctuations, which may have a material adverse effect on the Company’s results of operations, and financial position.

The Company is subject to intensifying competitive pressures. Unless the Company surpasses other companies in each of its businesses, revenues and /or net income may decrease in the future.

The Company is exposed to severe competition in each of its businesses. Unless the Company surpasses other companies in such areas as terms of trade, R&D, and quality, revenues and/or net income may decrease in the future.

If the Company’s products and services are alleged to have serious defects, such allegations may have a material effect on the Company’s results of operations and financial position.

If the Company’s products and services are alleged to have serious defects, the Company may have liability for significant damages, and there may be a material effect on the Company’s results of operations and financial position. If such claims are asserted, the Company may lose the confidence of the public and suffer a reduction in its brand value, which may result in decreased revenues or demand for its products.

The Company may be required to incur considerable expenses in order to comply with various environmental laws and regulations. Such expenses may have a material effect on the Company’s results of operations and financial position.

The Company is subject to various environmental laws and regulations that apply to its products and activities. If these environmental laws and regulations, such as those that impose carbon dioxide emission controls, emission controls, and usage restrictions for certain materials which are used in the Company’s products, are strengthened or newly established in jurisdictions in which the Company conducts its businesses, the Company may be required to incur considerable expenses in order to comply with such laws and regulations. Such expenses may have a material effect on the Company’s results of operations and financial position. To the extent that the Company determines that it is not economical to continue to comply with such laws and regulations, the Company may have to curtail or discontinue its activities in the affected business areas.

The Company may be required to incur significant expenses in connection with environmental damage its activities may allegedly cause. Such expenses may have a material effect on the Company’s results of operations and financial position.

Claims may arise that the Company’s activities have caused environmental contamination, including the release of hazardous materials or air pollution, water pollution, and/or soil contamination. In such an event, the Company may elect or be required to implement costly corrective actions to resolve any issues associated with the release or presence of such hazardous materials or contamination and may face associated litigation. These factors may have a material effect on the Company’s results of operations and financial position.

If the Company is required to incur significant expenses relevant to asbestos-related issues, then there may be a material adverse effect on the Company’s results of operations, financial position, and its liquidity.

The Company previously manufactured products containing asbestos from 1954 to 2001. The Company may be required to incur various expenses, including payments to the individuals concerned or face lawsuits related to the asbestos-related health hazards of employees (including former employees) who engaged in the manufacturing of products containing asbestos, and residents who lived near the Company’s factory at which these products were manufactured. If such expenses become significant or any lawsuits result in judgments unfavorable to the Company, there may be a material adverse effect on the Company’s results of operations, financial position, and its liquidity.

The Company may experience a material effect on its results of operations and financial position if it faces issues related to compliance.

The Company has declared its intention to conduct its corporate activities in compliance with legal regulations and ethical principles, and to exert efforts to cause all management and staff of the Group companies not to act in violation of various legal regulations, ethical standards, or internal regulations. However, in the event that compliance issues arise, there is a possibility that the Company may be subject to disciplinary action by government ministries supervising its activities or to lawsuits, or may suffer a loss of public confidence, that could have a material effect on the Company’s results of operations and financial position.

If the Company is damaged by natural disasters, then the Company’s operations may suffer great losses.

Japan is a country with frequent earthquakes. If a strong earthquake or related tidal wave occur, the Company may be affected in the operation of its manufacturing, logistics, and sales activities, and may lose revenues and profits depending on the severity of the earthquake or tidal wave. Japan also is hit by typhoons very frequently. If major plants are struck by a large and powerful typhoon, the Company’s operations may suffer great losses due to disruption of operations, delay in production and shipment, and restoration costs for facilities.

In each business segment mentioned below, Kubota is subject to risks inherent to those businesses and markets.

Internal Combustion Engine and Machinery Segment

In the business of farm equipment, national agricultural policies which provide subsidies with emphasis on large-scale farmers and intends to make efficient use of agricultural resources such as farming land, agricultural machinery and facilities, may lead farmers to refrain from purchasing new equipment.

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

The Company may face difficulties in procuring adequate major raw materials. Especially, the difficulties may arise in obtaining such raw materials as coke, magnesium, molybdenum and manganese, of which China is the largest producer and exporter, due to export restrictions that may be imposed by Chinese government when the Chinese domestic demand for these materials increases substantially. Other raw materials such as steel scraps may also become difficult to obtain sufficiently due to significant increase in the demand from abroad.

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

The Company is aggressively working to shift its business model. Specifically, by developing its positions in the private sector and overseas markets, the Company is promoting a shift from the plant engineering business to the sales and installation of machinery and equipment. If the Company fails to produce and market new products or establish new dealer networks, the Company will not be able to shift its business model, and the Company’s financial condition or results may be adversely affected.

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

Item 4. Information on the Company

A. History and Development of the Company

KUBOTA CORPORATION (KABUSHIKI KAISHA KUBOTA), the ultimate parent company of the Kubota group, was founded in 1890 by Gonshiro Kubota and incorporated in 1930 under the Commercial Code of Japan. In 1949, stocks of the Company were listed on Tokyo Stock Exchange and Osaka Securities Exchange. In 1976, stocks of the Company were also listed on New York Stock Exchange. Today, Kubota is a manufacturer of farm equipment, and producer of pipes, principally ductile iron pipes, and related equipment for water supply and other utilities. In addition, the Company manufactures and sells other items; engines, construction machinery, industrial castings, industrial machinery, environmental control plants.

The Company’s registered office is located at 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan, telephone +81-6-6648-2111.

The Company’s production network primarily comprises 20 plants in Japan and 8 plants in overseas countries. Kubota also has 12 sales subsidiaries in overseas countries.

Principal Capital Expenditures and Divestitures

Capital expenditures in fiscal 2008, 2007 and 2006 amounted to ¥35,163 million ($351,630 thousand), ¥44,715 million, and ¥33,805 million, respectively. The funding requirements for these capital expenditures were mainly provided by internal operations, and partially provided by external debt financing.

The principal capital expenditures in progress as of March 31, 2008, 2007 and 2006 were as follows:

As of March 2008

Location	Industry segment included	Content	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Suzhou (China)	Internal Combustion Engine and Machinery	Building of new production facility for agricultural equipment in China	¥1.7	Oct. 2005

Chon Buri (Thailand)	Internal Combustion Engine and Machinery	Building of new production facility for tractors in Thailand	¥6.2	Jul. 2007

Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥7.3	Jan. 2006

Hirakata (Osaka)	Internal Combustion Engine and Machinery	Restructuring of production system for construction machinery	¥1.6	Jun. 2006

As of March 2007

Location	Industry segment included	Content	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Suzhou (China)	Internal Combustion Engine and Machinery	Building of new production facility for agricultural equipment in China	¥1.7	Oct. 2005

Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥7.7	Jan. 2006

Hirakata (Osaka)	Internal Combustion Engine and Machinery	Restructuring of production system for construction machinery	¥1.7	Jun. 2006

As of March 2006

Location	Industry segment included	Content	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Suzhou (China)	Internal Combustion Engine and Machinery	Building of new production facility for agricultural equipment in China	¥1.7	Oct. 2005

Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥8.0	Jan. 2006

Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Addition to a building of a factory	¥3.4	Jan. 2006

Jackson (Georgia, U.S.A.)	Internal Combustion Engine and Machinery	Restructuring of production system	¥1.6	Oct. 2005

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

Revenues by Industry Segment

For the year ended March 31, 2008

	Millions of yen		Thousands of U.S. dollars
	2008		2008
	¥	%	$
Internal Combustion Engine and Machinery	793,654	68.7	7,936,540
Pipes, Valves, and Industrial Castings	201,599	17.5	2,015,990
Environmental Engineering	70,878	6.1	708,780
Other	88,443	7.7	884,430

Total	1,154,574	100.0	11,545,740

For the years ended March 31, 2007 and 2006

	Millions of yen
	2007		2006
	¥	%	¥	%
Internal Combustion Engine and Machinery	746,808	66.3	674,087	63.3
Pipes, Valves, and Industrial Castings	194,224	17.2	189,708	17.8
Environmental Engineering	90,613	8.0	109,864	10.3
Other	95,811	8.5	92,077	8.6

Total	1,127,456	100.0	1,065,736	100.0

Operation of Each Segment

Internal Combustion Engine and Machinery

Internal Combustion Engine and Machinery includes farm equipment, engines and construction machinery. Kubota is Japan’s leading manufacturer of farm equipment and small engines for agricultural use. This market in Japan is dominated by 4 major manufacturers, and the Company possesses a substantially larger share than the second ranked company. Main products include tractors ranging from 10.5 to 125 horsepower, combine harvesters, rice transplanters, power tillers and reaper binders. The Company also manufactures and sells a line of construction machinery including mini-excavators and wheel loaders as well as engines for various industrial uses. Overseas revenues of this segment accounted for 68.7% of the total revenues of this segment in fiscal 2008.

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

Pipes, Valves, and Industrial Castings

Pipes, Valves, and Industrial Castings is comprised of various kinds of pipes, valves, and industrial castings. Pipes and Valves consists of ductile iron pipes, spiral welded steel pipes, plastic pipes and fittings, and various valves. Most of these products are to municipalities and public utilities for use principally in water supply and sewage systems along with industrial water supply. These products are also used for gas supply, telecommunication and irrigation systems.

Industrial castings include various iron and steel castings. Iron castings encompass rolls for the steel industry, machinery parts, and soil pipes and fittings. Steel castings include heat-resistant steel pipes and products for petrochemical plants, thermal treatment in-core products for ironmaking plants, steel pipe columns for construction, and steel pipe piles to prevent landslides.

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

At present, large portion of the revenues in this segment are to municipalities focusing on domestic environmental engineering market, which is competitive with many engineering companies. There are 2 manufacturing plants in Japan and no overseas plants.

Other

This segment encompasses all the other businesses that don’t belong to the aforementioned 3 segments. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction, and other equipment and services.

The products in this segment are manufactured mainly at 4 plants in Japan, and the Company has a manufacturing subsidiary in Indonesia.

Revenues by Region

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	2008
Japan	¥572,236	¥603,502	¥632,128	$5,722,360
Overseas:
North America	329,495	323,092	284,586	3,294,950
Europe	125,388	97,151	77,531	1,253,880
Other Areas	127,455	103,711	71,491	1,274,550

Subtotal	582,338	523,954	433,608	5,823,380

Total	¥1,154,574	¥1,127,456	¥1,065,736	$11,545,740

Revenues in Japan in fiscal 2008, 2007, and 2006 amounted to ¥572,236 million ($5,722,360 thousand), ¥603,502 million and ¥632,128 million, respectively. Revenues in North America in fiscal 2008, 2007, and 2006 amounted to ¥329,495 million ($3,294,950 thousand), ¥323,092 million and ¥284,586 million, respectively. Revenues in Europe in fiscal 2008, 2007, and 2006 amounted to ¥125,388 million ($1,253,880 thousand), ¥97,151 million and ¥77,531 million, respectively. Revenues in Other areas in fiscal 2008, 2007, and 2006 amounted to ¥127,455 million ($1,274,550 thousand), ¥103,711 million and ¥71,491 million, respectively.

The segment previously classified as “Other Areas” was separately reported into “Europe” and “Other Areas” for the fiscal year ended March 31, 2008. Figures for the year ended March 31, 2007 and 2006 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2008.

Overseas Activities

The Company’s overseas revenues (which represent revenues to unaffiliated customers outside Japan) in fiscal 2008, 2007, and 2006 amounted to ¥582,338 million ($5,823,380 thousand), ¥523,954 million and ¥433,608 million, respectively. The ratios of such overseas revenues to consolidated revenues in 2008, 2007, and 2006 were 50.4%, 46.5% and 40.7%, respectively. The revenues of the Company’s subsidiaries outside Japan in fiscal 2008, 2007, and 2006 amounted to ¥547,197 million ($5,471,970 thousand), ¥489,575 million and ¥405,357 million, respectively. Its ratio to consolidated revenues in fiscal 2008, 2007, and 2006 were 47.4%, 43.4% and 38.0%, respectively.

The Company has manufacturing subsidiaries in the U.S.A., Canada, Germany, China, Indonesia and Thailand, and manufacturing affiliates in China. International sales subsidiaries are located in the U.S.A., Canada, France, the U.K., Germany, Spain, Australia, China and South Korea. In addition, liaison offices are located in Torrance (California: U.S.A.), Flowery Branch (Georgia: U.S.A.), Argenteuil (France), Dubai (U.A.E.), Suzhou (China), Bangkok (Thailand), Selangor (Malaysia), Cairo (Egypt), Delhi (India), Singapore (Singapore), and Quezon City (The Philippines).

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

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2008, the Company held 4,810 Japanese patent and utility model registrations, and 991 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2008, royalty income and expenses were ¥800 million ($8,000 thousand) and ¥96 million ($960 thousand), respectively, under such licensing arrangements.

Competition

The Company is the leading manufacturer of farm equipment in Japan. There are 3 other major Japanese manufacturers of farm equipment and engines for agricultural use, all of which offer a complete line of machinery and engines in competition with the Company. In overseas markets, the Company experiences strong competition from Japanese and foreign companies in the sale of farm equipment and engines.

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

Governmental Regulations

Businesses of the Company tend to be affected by the regulations or restrictions in the countries where the Company or its subsidiaries operate. Those are, for example, regulations concerning emission, safety, noise and vibration, investments, tariffs, anti-monopoly, intellectual property, foreign exchange, and environment.

The followings are some of the regulations which have important influences on the Company’s business.

1) Emissions Regulations for Off-road Diesel Engines

In 1995, the California Air Resources Board in the United States enforced an emissions regulation for off-road engines (below 19 kW in power) for the first time in the world. The Company attained this standard in the early stage and moved ahead of other competitors toward compliance with emissions regulations that were enacted at various parts of the world thereafter. Subsequently, the Environment Protection Agency in the United States introduced Tier 1 standards in 1994, which were phased in for engines at and above 37kW in power between 1996 and 2000. In 1998, EPA additionally adopted Tier 1 standards for engines below 37kW, which were phased in between 1999 and 2000, and more stringent Tier 2 and Tier 3 standards. Tier 2 standards were phased in between 2001 and 2006 for all engine sizes, and Tier 3 standards for engines between 37 and 560 kW were phased in between 2006 and 2008. More Stringent Tier 4 took effect beginning in 2008 and will be phased through 2015.

In Japan, the Ministry of Land, Infrastructure, Transport and Tourism (the Ministry of Construction at that time) launched Stage 1 low emission construction machineries designation scheme in 1991 and decided to use “low emission construction machinery” in the Ministry’s directly controlled projects starting in 1996. Stage 2 standard was announced in 1997, and the Ministry began to accept applications for designations under Stage 2 standard from 2001. In 2003, the similar leveled regulation began to apply to Onroad Special Motor Vehicles driven by diesel fuel such as agricultural and construction machinery. This 2003 regulation was set to be equivalent with the Tier 2 regulation of EPA’s. Later in 2006, the regulation for diesel special motor vehicles was tightened to the level of the second phase (equivalent with EPA Tier 3). In April 2006, the Act for the Regulations, etc. of Exhaust Gas from Off-road Special Motor Vehicles (Off-road Act), intended for motor vehicles that do not run on public roads such as construction machinery, went into effect, which was timed to coincide with the announcement of the Stage 3 of the low emission construction machinery designation scheme. Consequently, the scope of application of this regulation broadened.

In Europe, Stage 1 emission of gaseous and particulate pollutants from internal combustion engines to be installed in non-road mobile machinery were put into effect under EU Directive 97/68/EC in 1999. The more stringent Stage 2 and Stage 3 standards were applied in 2001 and 2006, respectively.

Kubota has completed the development of the engines that satisfy the current regulations in Japan, the United States and Europe, and the Company’s R&D for new engines equipped with new technology is under way to cope with future Tier 4 regulations.

2) Safety Regulations

There are a variety of regulations concerning safety, and every country or region has its own regulations. ROPS (rollover protective structures), which are designed to protect operators of tractor and construction machinery from injuries caused by vehicle overturns or rollovers, are required to have the necessary specified bearing capacity based on the type of the machine installed and the deflection-related performance requirements. FOPS (falling object protective structures), which are designed to protect equipment operators from injuries caused by objects falling from above, are required to comply with specified strength requirements specified based on how they are actually used. Those regulations differ in measurement methods or criteria, and major ones in the world are Japanese Industrial Standards (JIS), European Norm (EN), and Occupational Safety and Health Administration (OSHA). In particular, the EN on safety regulations is a legal obligation.

3) Regulations on Noise and Vibration

The Directive 86/662/EEC, which specifies the noise control standards for non-road equipment such as hydraulic shovels, excavation drills, bulldozers, loaders, and excavation loaders, issued in December 1986. The Directive was revised in June 1995 into 95/27EC, which became effective in 1997. The Noise Emissions in the Environment by Equipment for Use Outdoors Directive, 2000/14/EC, became effective in January 2002 replacing 95/27/EC. 2000/14/EC regulates noise emitted to surrounding areas from 57 types of equipment for use in outdoors, such as lawn mowers and construction equipment. Manufacturers are obliged to demonstrate that their products generate noise within the specified range of noise and comply with the requirements of such Directive by attaching a label (guaranteed noise label) before shipping those products to the market (they are also required to attach the CE mark). The noise level regulations in the primary stage were applied during the period from January 3, 2002 to January 2, 2006. The noise value limit was further reduced in January 3, 2006 by the more stringent regulation 2005/88/EC.

In Japan, the Regulations on Designation of Low-noise and Low-vibration Construction Machinery were announced in October 1997 to mitigate noise and vibration from construction work, protect the living environment around the work site, and ensure smooth implementation of construction work. The Regulations stipulated type designations of low-noise construction machines and low-vibration construction machines to promote diffusion of environmentally friendly construction machines. Construction machines that satisfy the noise and emission requirements specified by the Regulations are allowed to attach the low-noise construction equipment label. The Company’s mini backhoes of not more than 55 hp, which are required to comply with the noise limit of 99 dB in order to qualify for the level, are all qualified to attach the label. Although compliance with the Regulations is not a legal obligation and no punishment is imposed for violation of the noise criteria of the Regulations, there are cases where use of noncompliant machines is not permitted at work sites for projects under direct management of the Ministry of Land, Infrastructure, Transport and Tourism.

C. Organization Structure

As of March 31, 2008, the group of Kubota Corporation consists of Kubota Corporation, 115 subsidiaries and 26 affiliates. Kubota Corporation plays a leading role in the group. The Company’s significant subsidiaries are as follows:

Country of Incorporation or Residence	Name	Percentage ownership (%)
Japan	Kubota Construction Co., Ltd. Kubota Credit Co., Ltd. Kubota Environmental Service Co., Ltd. Kubota-C.I. Co., Ltd.	100.0 72.8 100.0 70.0
U.S.A.	Kubota Tractor Corporation Kubota Credit Corporation, U.S.A. Kubota Manufacturing of America Corporation Kubota Engine America Corporation	90.0 100.0 100.0 90.0
Canada	Kubota Metal Corporation	100.0
Germany	Kubota Baumaschinen GmbH	100.0
France	Kubota Europe S.A.S.	73.8

D. Property, Plant and Equipment

The following table sets forth information with respect to Kubota’s principal manufacturing facilities:

Location	Land area		Floor space		Principal products
	(Square meters)		(Square meters)

	Owned	Leased	Owned	Leased
Japan
Amagasaki (Hyogo)	462,785	36,466	164,425	122	Ductile iron pipes, Rolls for steel mills
Funabashi (Chiba)	559,372	20,546	142,920	6,618	Ductile iron pipes, Spiral welded steel pipes
Okajima (Osaka)	88,393	825	56,888	—	Cast iron products
Sakai (Osaka)	421,342	11,616	147,032	26,386	Farm equipment, Diesel engines
Utsunomiya (Tochigi)	145,598	—	69,997	4,951	Farm equipment
Tsukuba (Ibaraki)	334,518	28,210	152,080	22,360	Farm equipment, Diesel engines
Sakai (Osaka)	159,956	—	49,046	1,206	Diesel engines
Hirakata (Osaka)	306,102	—	143,899	10,832	Construction machinery, Cast steel products, Pumps, Valves
Konan (Shiga)	177,556	—	51,606	—	Septic tanks
Yao (Osaka)	38,102	—	27,469	—	Electronic machinery, Pulverizing equipment
Ryugasaki (Ibaraki)	84,795	—	30,820	—	Vending machines
U.S.A.
Jackson (Georgia)	611,000	—	57,282	—	Lawn and garden tractors
Jefferson (Georgia)	356,000	—	37,400	—	Implements for tractors

The Company considers its principal manufacturing facilities to be well maintained and suitable for the purpose for which they are employed and believes that its plant capacity is adequate for its current and near-term needs.

In addition, the Company owns 2,444,914 square meters of land (321,009 square meters of floor space) in Japan, used for the head office, branches, business offices and research facilities, and leases 3,030 square meters of land (34,477 square meters of floor space) used for sales offices, warehousing, employee housing and other purposes.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2008, the Company has planned to invest approximately ¥45.5 billion ($455 million) in the fiscal year ending March 31, 2009. The Company intends to fund the investment basically through cash obtained by operating activities, and to also utilize available borrowings from financial institutions. The Company’s commitments for capital expenditures are not material.

Principal plans for new construction, expansion, reforming, and disposition as of March 31, 2008 are as follows:

New Construction

Location	Industry segment included	Content	Estimated amount of expenditures (Billions of yen)		Schedule
			Total amount of expenditures	Amount already paid	Commenced	To be completed
Suzhou (China)	Internal Combustion Engine and Machinery	Building of new production facility for agricultural equipment in China	¥1.7	¥1.7	Oct. 2005	Mar. 2009

Chon Buri (Thailand)	Internal Combustion Engine and Machinery	Building of new production facility for tractors in Thailand	¥6.2	¥2.7	Jul. 2007	Dec. 2008

Expansion
Location	Industry segment included	Content	Estimated amount of expenditures (Billions of yen)		Schedule
			Total amount of expenditures	Amount already paid	Commenced	To be completed
Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥7.3	¥7.1	Jan. 2006	Aug. 2008

Hirakata (Osaka)	Internal Combustion Engine and Machinery	Restructuring of production system for construction machinery	¥1.6	¥1.6	Jun. 2006	Apr. 2008

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview

Organization

The Company is one of Japan’s leading manufacturers of a comprehensive range of machinery and products including farm equipment, pipes for water supply and sewage systems, environmental control plants, and industrial castings. The Company also provides credit services, which primarily finance sales of equipment by dealers, for the purpose of enhancing sales of equipment to individual customers.

The Company’s business segments consist of “Internal Combustion Engine and Machinery”, “Pipes, Valves, and Industrial Castings”, “Environmental Engineering” and “Other”.

The Company generates revenues and cash primarily from the sales of products to dealers, affiliated companies and trading companies or direct sales of products to end users.

For more than a century since its founding, the Company has continued to help improve people’s quality of life and the development of society through its products and services. Currently, the Company is focusing on prioritizing the allocation of its resources, emphasizing agility in its operations, and strengthening consolidated operations. Through these measures, the Company intends to improve its ability to respond with flexibility to the changing times, to achieve high enterprise value.

Business environment

(Japan: The domestic market)

In April 2007, Japan’s subsidy system for farmers was changed. This subsidy system was a part of a new governmental agricultural policy, which was introduced in 2005 and which was said to have substantial impact on Japanese farmers and farm management namely “Basic Plan for Food, Agriculture and Rural Areas”. Before and after the change of the subsidy system, the Japanese agricultural machinery market stagnated because some of farmers hesitated to invest in agricultural machinery. According to report of JFMMA (Japan Farm Machinery Manufacturer’s Association), the shipment amount of agricultural machinery in 2007 for the domestic market decreased by 10.6% from the prior year.

Japan’s building standards law was revised in June 2006 and such revision of the law took effect in June 2007 to implement the stricter safety checks on buildings and plants to be constructed. Soon after the enforcement of the law, there were many problems with the review procedures on requests for construction permits. Although it was a temporary phenomenon, these problems caused stagnation in Japanese construction and related markets and adversely affected the construction machinery market from second half in 2007.

Budgets for public works projects have been gradually decreasing due to the growing budget deficits in government and local government. For example, the budget of the Japanese Government for the water supply decreased by 7.4% and budget for the sewage system also decreased by 5.5% from the prior year.

(North America)

In the United States, demand for construction machinery substantially decreased due to stagnation in the housing market. Moreover, demand for compact tractors and mowers was adversely affected by worsening sub-prime loan problem and a serious drought in the southeast. According to a 2007 report by AEM (Association of Equipment Manufacturers), industry retail sales units of tractors under 40hp (horse power) decreased by 5.4% and industry retail sales units of tractors from 40 to 100hp increased by 3.7% from the prior year.

In Canada, the economy grew steadily including the agricultural machinery and construction machinery market. As for tractors, industry retail sales units of tractors in Canada in 2007 increased 10.3% from the prior year according to the AEM report.

(Europe)

The economy in Europe has been favorable in recent years. The growth rate of the GDP of 27 countries of the European Union was 2.9% and 3.1% in 2007 and 2006, respectively. Demand for construction machinery was brisk and total demand for construction machinery in the under 6 ton category in 2007 increased substantially from 2006. Demand for compact tractors and mowers, mainly used by professional and governmental users, was also robust in 2007.

(Asia outside Japan)

        The Company believes that development of economy and industrialization as well as an increase in farmers’ income in a country are important factors for the progress of agricultural mechanization. GDP per capita in Thailand reached US$3,720 in 2007, and demand for agricultural machinery has been rapidly increasing due to economic development and out migration of the population from the agriculture sector to other industrial sectors.

In China, government subsidies to enhance agricultural mechanization are increasing each year. As for rice farming, the Chinese government establishes target ratios of agricultural mechanization, and these political policies is helping to grow demand for agricultural machinery over the long term.

(The fiscal year ended March 31, 2008 compared with the fiscal year ended March 31, 2007)

Revenues

For the year ended March 31, 2008, revenues of the Company increased ¥27.1 billion (2.4%), to ¥1,154.6 billion ($11,546 million), from the prior year.

In the domestic market, revenues decreased ¥31.3 billion (5.2%), to ¥572.2 billion ($5,722 million), from the prior year. Revenues in Internal Combustion Engine & Machinery decreased due to lower sales of farm equipment and construction machinery which were affected by stagnant market conditions. Revenues in Pipes, Valves, and Industrial Castings increased due to a large increase in sales of industrial castings, while sales of ductile iron pipes and plastic pipes remained at the same level as in the prior year. Revenues in Environmental Engineering decreased, as they were adversely affected by the contraction of a part of operations. Revenues in Other decreased due to drops in sales of condominiums and construction, while sales of vending machines expanded.

Revenues in overseas markets increased ¥58.4 billion (11.1%), to ¥582.3 billion ($5,823 million), from the prior year. In North America, sales of construction machinery and engines decreased in adverse market conditions, while sales of tractors remained at almost the same level as in the prior year. On the other hand, other revenues including finance income increased largely. In Europe, sales of tractors, construction machinery, and engines all increased by large margins. In Asia outside Japan, sales of tractors continued to increase favorably in Thailand. As a result, the ratio of overseas revenues to consolidated revenues rose 3.9 percentage points, to 50.4% compared with the prior year, and overseas revenues exceeded domestic revenues for the first time ever.

The Company estimates that favorable impact of foreign currency fluctuation on the Company’s overseas revenues for the year under review was approximately ¥30.2 billion. The Company recognizes that the average rates of yen against the U.S. dollar were ¥118 and ¥116 in 2007 and 2006, respectively, and the average rates of yen against the Euro were ¥161 and ¥146 in 2007 and 2006, respectively. These currency fluctuations mainly influence revenues in the Internal Combustion Engine and Machinery segment.

Revenues by Industry Segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥793.7 billion ($7,937 million), 6.3% higher than in the prior year, and comprising 68.7% of consolidated revenues. Domestic revenues decreased 3.9%, to ¥248.3 billion ($2,483 million), and overseas revenues increased 11.6%, to ¥545.3 billion ($5,453 million). This segment comprises farm equipment, engines, and construction machinery.

Domestic sales of farm equipment and engines decreased ¥9.3 billion (4.1%) from the prior year owing to a weak performance in the farm equipment business. The domestic farm equipment market continued to be lackluster during the fiscal year under review and experienced a substantial decline in demand. The Company was able to maintain sales in its core tractor business at approximately the same level as in the prior year, in part through the introduction of new models, but sales of combines and other farm equipment declined. On the other hand, sales of engines, mainly to manufacturers of construction and industrial machinery, showed steady expansion. Domestic sales of construction machinery decreased ¥0.6 billion (2.1%) from the prior year. Demand for construction machinery was stagnant because of the adverse impact of the partial revision of Japan’s building standards law, and the Company’s revenues generated in this field declined slightly.

In overseas markets, sales of farm equipment and engines increased ¥43.2 billion (10.4%) and sales of construction machinery increased ¥13.6 billion (18.5%) from the prior year. Sales of both tractors and construction machinery recorded large increases. Also, sales of engines showed steady expansion. However, farm equipment, such as combine harvesters and rice transplanters, posted a decline from the prior year because of a drop in sales in China following strong sales in the prior year.

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased 3.8%, to ¥201.6 billion ($2,016 million), from the prior year, and comprising 17.5% of consolidated revenues. Domestic revenues increased 4.7%, to ¥171.0 billion ($1,710 million), and overseas revenues decreased 0.8%, to ¥30.6 billion ($306 million). This segment comprises pipes, valves, and industrial castings.

In the domestic market, sales of pipes and valves increased ¥1.5 billion (1.0%) and sales of industrial castings increased ¥6.2 billion (30.8%) from the prior year. Demand for ductile iron pipes and plastic pipes, which are this segment’s core products, was weak, but by increasing prices and adopting other measures, the Company was able to secure pipe sales at about the same level as in the prior year. On the other hand, sales of industrial castings showed favorable expansion over the prior year because of recovery in demand for tunnel-support materials (ductile tunnel segments) and the strong performance of reformer and cracking tubes for chemical plants.

In overseas markets, sales of pipes and valves decreased ¥4.9 billion (41.7%) and sales of industrial castings increased ¥4.7 billion (24.8%) from the prior year. Although sales of ductile iron pipes experienced a substantial decline, overall sales were about the same as in the prior year because of increases in sales of reformer and cracking tubes.

3) Environmental Engineering

Revenues in Environmental Engineering decreased 21.8%, to ¥70.9 billion ($709 million), from the prior year, and comprising 6.1% of consolidated revenues. Domestic revenues decreased 24.9%, to ¥64.9 billion ($649 million), and overseas revenues increased 43.6%, to ¥5.9 billion ($59 million). This segment consists of environmental control plants and pumps.

Environmental Engineering again confronted challenging operating conditions during the fiscal year under review as a result of the shrinkage in public-sector demand and declining sales prices. In addition, orders declined because of the Company’s business contraction of the waste incinerating plant business and the public-sector recycling plant business and the suspension of a designated pre-approved supplier. As a consequence, revenues of this segment posted a marked decline.

4) Other

Revenues in Other decreased 7.7%, to ¥88.4 billion ($884 million), from the prior year, and comprising 7.7% of consolidated revenues. Domestic revenues decreased 7.7%, to ¥87.9 billion ($879 million), and overseas revenues increased 2.2%, to ¥0.5 billion ($5 million). This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums, and other businesses.

Following the sale of a portion of the shares of subsidiary Kubota Maison, the Company ceased the reporting of revenues from its condominium development and sales business in the second half of the fiscal year under review; such revenues decreased ¥6.2 billion. Among other businesses in this segment, sales of vending machines rose because of the introduction of adult identification cards for cigarette vending machines, but revenues from construction, air-conditioning equipment, and septic tanks declined.

For reference, segment information of the Company is presented in accordance with accounting principles generally accepted in Japan, which differs in certain respects from U.S. GAAP.

Current Japanese GAAP adopts an industry approach which is similar to past Statement of Financial Accounting Standards (SFAS) No. 14 “Financial Reporting for segments of a Business Enterprise”. The industry approach is based on conditions such as the kind nature of products, production method and similarity of market. On the other hand, current SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” adopts a management approach. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.

Cost of Revenues, SG&A Expenses, and Loss from Disposal and Impairment of Business and Fixed Assets

The cost of revenues increased 3.7% from the prior year, to ¥824.1 billion ($8,241 million). The cost of revenues as a ratio to consolidated revenues increased 0.9 percentage point, to 71.4%. The increase in the ratio was attributable to sharply rising material costs, including those for scrap iron and synthetic resin. The Company estimates that it was negatively impacted by approximately ¥12.0 billion ($120 million) from such sharply rising material costs consisting of approximately ¥3.0 billion in Internal Combustion Engine and Machinery from the increase in prices of thin and thick steel sheets, castings and resin parts and approximately ¥9.0 billion in Pipes, Valves, and Industrial Castings from the increase in prices of scrap iron, synthetic resin and various nonferrous metals. Depreciation increased ¥5.0 billion from the prior year, to ¥30.1 billion, mainly due to the increase of production capacities of Internal Combustion Engine and Machinery.

Selling, general, and administrative (SG&A) expenses decreased 3.2% from the prior year, to ¥192.9 billion ($1,929 million). The ratio of SG&A expenses to revenues decreased 1.0 percentage point, to 16.7%. This decrease was mainly due to the decreased level of asbestos-related expenses, which amounted to ¥1.1 billion ($11 million) compared with ¥4.0 billion in the prior year.

Loss from disposal and impairment of businesses and fixed assets decreased 78.1% from the prior year, to ¥0.7 billion ($7 million), due to the absence of a restructuring expense of construction businesses recorded in the prior year.

Operating Income

Operating income increased ¥6.5 billion (5.0%), to ¥136.9 billion ($1,369 million), from the prior year, the highest level in the Company’s history. By segment, operating income in Internal Combustion Engine and Machinery expanded due to the increase in revenues and the positive effect of a weaker yen, which were partially offset by price increases of raw materials and an increase in depreciation expenses. Operating income in Pipes, Valves, and Industrial Castings decreased, owing to a sharp price hike of raw materials. Environmental Engineering continued to have an operating loss due to decrease in sales and declining profit margins from intensifying competition. Operating income in Other rose mainly due to increased sales of vending machines.

Operating income or loss in each industry segment (before the elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥133.0 billion ($1,330 million), a 6.5% increase; Pipes, Valves, and Industrial Castings, operating income of ¥15.2 billion ($152 million), a 30.8% decrease; Environmental Engineering, operating loss of ¥5.0 billion ($50 million), as compared to an operating loss of ¥5.6 billion; and Other, operating income of ¥8.6 billion ($86 million), a 20.2% increase.

Other Income (Expenses)

Other expenses, net, was ¥14.3 billion ($143 million), as compared to ¥1.2 billion of other income in the prior year. This substantial decrease was mainly due to increases in the foreign exchange loss and valuation losses on other investments. The Company recorded foreign exchange loss-net of ¥9.0 billion. Foreign exchange loss-net relates primarily to the settlement of trade accounts and the valuation on foreign currency denominated assets such as trade notes and receivables. In order to hedge the risks of changes in foreign currency exchanges rates, the Company utilizes foreign exchange forward contracts and foreign currency option contracts. The Company partly reduced foreign exchange risk, but could not offset the risk completely. The valuation losses on other investment, which amounted to ¥6.7 billion, were caused by a stock market slump in Japan and mainly recorded on the shares of Mitsubishi UFJ Financial Group and that of Hankyu Hanshin Holdings, Inc. However, these losses were partly offset by an increase in interest and dividend income.

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥122.6 billion ($1,226 million), a decrease of ¥9.0 billion from the prior year.

Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income taxes decreased 1.9% from the prior year, to ¥48.0 billion ($480 million). The effective tax rate was 39.2%.

Minority interests in earnings of subsidiaries increased ¥0.6 billion, to ¥6.8 billion ($68 million), which resulted from the favorable operating performances of overseas subsidiaries. Equity in net income of affiliated companies decreased ¥1.3 billion from the prior year, to ¥0.1 billion ($1 million), mainly due to a deterioration of the financial results of a house-related affiliated company, Kubota Matsushitadenko Exterior Works Ltd., which was affected by the adverse impact of the partial revision of Japan’s building standards law.

Income from Continuing Operations

Income from continuing operations decreased 12.7% from the prior year, to ¥67.8 billion ($678 million).

Income (Loss) from Discontinued Operations, Net of Taxes

Income from discontinued operations, net of taxes, was ¥0.2 billion ($2 million) in the year under review, compared with a ¥1.3 billion loss in the prior year.

Net Income

Due to the factors described above, net income decreased 11.0% from the prior year, to ¥68.0 billion ($680 million). Return on shareholders’ equity decreased 1.7 percentage points, to 10.4%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥264 ($2.64), as compared to ¥295 in the prior year.

Dividends

The Company paid ¥40 per ADS as year-end cash dividends. Accordingly, including the interim dividend of ¥30 per ADS paid by the Company, the total dividends for the year ended March 31, 2008 were ¥70 per ADS, which was ¥10 per ADS higher than the prior year.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or to provide increased dividends combined with share buy-backs and the cancellation of treasury stock. For reference, the Company purchased 10.93 million shares outstanding (¥8.0 billion, $80 million) and retired 6.00 million shares of treasury stock (¥4.4 billion, $44 million) during the year under review.

Comprehensive Income

Comprehensive income was ¥13.0 billion ($130 million), ¥54.3 billion lower than the prior year. This decrease was mainly due to an increase in unrealized losses on securities and recorded pension liability adjustment for the recognition of the underfunded status of the defined benefit plan, which were affected by the stock market slump.

(The fiscal year ended March 31, 2007 compared with the fiscal year ended March 31, 2006)

Revenues

For the year ended March 31, 2007, revenues of the Company increased ¥61.7 billion (5.8%), to ¥1,127.5 billion from the prior year.

In the domestic market, revenues decreased ¥28.6 billion (4.5%), to ¥603.5 billion. Revenues in Internal Combustion Engine and Machinery decreased due to lower sales of core farm equipment even though sales of construction machinery and engines increased steadily. Revenues in Pipes, Valves, and Industrial Castings also declined slightly owing to a decrease in sales of industrial castings, while sales of ductile iron pipes and plastic pipes stayed at the same level as in the prior year. Revenues in Environmental Engineering decreased substantially due mainly to severe market conditions. On the contrary, revenues in Other increased chiefly due to sales expansion of vending machines.

On the other hand, revenues in overseas markets increased ¥90.3 billion (20.8%), to ¥524.0 billion from the prior year. In North America, sales of newly introduced mid-size tractors expanded substantially and sales of construction machinery and engines also increased. In Europe, sales of tractors, construction machinery, and engines all increased. In Asia outside Japan, a large increase in sales of farm equipment for rice farming continued. As a consequence, the ratio of overseas revenues to consolidated revenues rose 5.8 percentage points, to 46.5%.

Revenues by industry segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥746.8 billion, 10.8% higher than the prior year, comprising 66.3% of consolidated revenues. Domestic revenues decreased 4.1%, to ¥258.3 billion, and overseas revenues increased 20.7%, to ¥488.5 billion. This segment comprises farm equipment, engines, and construction machinery.

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

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings were ¥194.2 billion, 2.4 % higher than the prior year, comprising 17.2 % of consolidated revenues. Domestic revenues decreased 2.2%, to ¥163.4 billion, and overseas revenues increased 36.7%, to ¥30.8 billion. This segment comprises pipes, valves, and industrial castings.

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

3) Environmental Engineering

Revenues in Environmental Engineering were ¥90.6 billion, 17.5% lower than the prior year, comprising 8.0% of consolidated revenues. Domestic revenues decreased 17.6%, to ¥86.5 billion, and overseas revenues decreased 16.8%, to ¥4.1 billion. This segment comprises environmental control plants and pumps.

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

4) Other

Revenues in Other were ¥95.8 billion, 4.1% higher than the prior year, comprising 8.5% of consolidated revenues. Domestic revenues increased 4.9%, to ¥95.3 billion, and overseas revenues decreased 60.0%, to ¥0.5 billion. This segment comprises vending machines, electronically equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums, and other business.

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

Cost of Revenues, SG&A Expenses, and Loss from Disposal and Impairment of Businesses and Fixed Assets

The cost of revenues increased 5.4% from the prior year, to ¥794.7 billion. The cost of revenues as a percentage of consolidated revenues decreased 0.2 percentage point, to 70.5%. The decrease in the ratio was attributable to ongoing activities for cost reductions and controls as well as the increased efficiency of the manufacturing process.

Selling, general, and administrative (SG&A) expenses increased 7.2% from the prior year, to ¥199.4 billion. The ratio of SG&A expenses to revenues increased 0.2 percentage point, to 17.7%. This increase was mainly due to increases in overseas subsidiaries’ SG&A expenses resulting from sales expansion.

Loss from disposal and impairment of businesses and fixed assets decreased 34.9 % from the prior year, to ¥3.1 billion. This loss arose chiefly from the restructuring of construction businesses.

Operating Income

Operating income climbed ¥9.3 billion (7.7%), to ¥130.3 billion from the prior year, the highest level in the Company’s history. By segment, operating income in Internal Combustion Engine and Machinery expanded substantially, supported by the increase in revenues and the positive effect of the weakening of the yen. Pipes, Valves, and Industrial Castings also reported a gain in operating income owing to continued cost cutting, including reductions in fixed expenses, and higher revenues in overseas markets. Environmental Engineering, however, posted a substantial decline in profitability and reported an operating loss accompanying the decline in sales prices. Operating income in Other, however, showed steady expansion, as a result of increased sales of vending machines and other products.

Operating income or loss in each industry segment (before elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥124.9 billion, a 12.9% increase; Pipes, Valves, and Industrial Castings, operating income of ¥22.0 billion, a 14.3% increase; Environmental Engineering, operating loss of ¥5.6 billion, as compared to operating income of ¥4.3 billion; and Other, operating income of ¥7.1 billion, a 226.9% increase.

Other Income

Other income, net, was ¥1.2 billion, a decrease of ¥18.2 billion from the prior year. The reason for this substantial decrease was the absence of a gain of ¥15.9 billion from the nonmonetary exchange of securities of UFJ Holdings, Inc., resulting from the merger of Mitsubishi Tokyo Financial Group, Inc., and UFJ Holdings, Inc., in the prior year.

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥131.6 billion, a decrease of ¥9.0 billion from the prior year.

Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income taxes decreased 12.7% from the prior year, to ¥49.0 billion. The effective tax rate was 37.2%.

Minority interests in earnings of subsidiaries increased ¥1.3 billion, to ¥6.2 billion. Equity in net income of affiliated companies decreased ¥0.3 billion from the prior year, to ¥1.4 billion. The increase in minority interests in earnings of subsidiaries resulted from the favorable operating performances of overseas subsidiaries.

Income from Continuing Operations

Income from continuing operations was ¥77.7 billion, compared with ¥81.1 billion in the prior year.

Loss from Discontinued Operations, Net of Taxes

Loss from discontinued operations, net of taxes, was ¥1.3 billion in the year under review and ¥0.1 billion in the prior year. This loss resulted from the withdrawal from the industrial-waste disposal business and the liquidation of a subsidiary engaged in that business.

Net Income

Due to the factors described above, net income decreased ¥4.6 billion, to ¥76.5 billion. Return on shareholders’ equity decreased 2.8 percentage points, to 12.1%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥295, as compared to ¥311 in the prior year.

Dividends

The Company paid ¥35 per ADS as year-end cash dividends. Accordingly, including the interim dividend of ¥ 25 per ADS paid by the Company, the total dividends for the year ended March 31, 2007 were ¥60 per ADS, which was ¥10 per ADS higher than the prior year.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or to provide increased dividends combined with share buy-backs and the cancellation of treasury stock. For reference, the Company purchased 7.98 million shares outstanding (¥8.5 billion) and retired 7.95 million shares of treasury stock (¥8.5 billion) during the year ended March 31, 2007.

Comprehensive Income

Comprehensive income was ¥67.3 billion, ¥73.0 billion lower than the prior year. This decrease was mainly due to a decrease in unrealized gains on securities.

Critical Accounting Estimates

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of these statements requires the uses of estimates and assumptions about future events. Accounting estimates and assumptions discussed in this section are those that the Company considers to be the most critical to an understanding of its financial statements.

1) Impairment of Assets

The application of impairment accounting requires the use of significant estimates and assumptions. Impairment testing for assets requires the allocation of cash flows to those assets and, if required, an estimate of fair value for the assets. The Company’s estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and would not reflect unanticipated events and circumstances that may occur.

2) Allowance for doubtful receivables

The evaluation of the collectability of the Company’s notes and accounts receivable, finance receivables, non-current receivables, and interest in sold receivables requires the use of certain estimates. Such estimates require consideration of historical loss expense adjusted for current conditions, and judgments about the provable effects of relevant observable data including present economic conditions such as financial health of specific customers and collateral values. Sharpe changes in the economy or a significant change in the economic health of a particular customer could result in actual receivable losses that are materially different from the estimated reserve.

3) Revenue recognition for long-term contracts

The Company uses the percentage of completion method to recognize revenue from long-term contracts primarily in construction works with the Japanese national government and local governments. The percentage of completion method requires the use of estimates and assumptions to measure total contracts, remaining costs to completion, and total contract revenues. The Company continually reviews the estimates and assumptions. Any revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are accounted for in the consolidated statements of income for the fiscal year in which the contract modification has been completed.

4) Pension Assumptions

The measurement of the Company’s benefit obligation to its employees and the periodic benefit cost requires the use of certain assumptions, such as estimates of discount rates, expected return on plan assets, retirement rate, mortality rate, and rate of increase in points under the point-based benefit system. The most critical assumptions are the discount rate and the expected return on plan assets. In preparing the financial statements for the year ended March 31, 2008, the Company assumed a discount rate of 2.5% and an expected return on plan assets of 3.0%.

The Company immediately recognizes net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, while the portion between 10% and 20% is amortized over the average participants’ remaining service period. Accordingly, significant changes in assumptions or significant divergences of actual results from the assumptions may have a material effect on periodic benefit cost in the future periods.

Lower discount rate increases benefit obligations, which could affect the periodic benefit cost in the following years by an increase in service cost, a decrease in interest cost, and, if amortized, an increase in amortization cost through the amortization of actuarial loss. A decrease of 50 basis points in the discount rate increases the benefit obligations at March 31, 2008, by approximately ¥8.4 billion ($84 million). The lower rate of return on plan assets decreases the expected return amount in the next year. A decrease of 50 basis points in the expected rate of return on plan assets increases the periodic benefit cost for the year ending March 31, 2009, by approximately ¥0.5 billion ($5 million). On the other hand, the divergence between the expected and actual return on plan assets could affect the periodic benefit cost, if amortized, in the following years by an increase or decrease in amortization cost through the amortization of actuarial gain or loss.

5) Income Taxes

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” on April 1, 2007. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes will be due. These tax liabilities are recognized when, despite the Company’s belief that its tax return positions are supportable, the Company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The Company uses a more likely than not threshold to the recognition and derecognition of tax positions. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of ongoing tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to income tax expense in the period in which such determination is made.

6) Loss Contingencies

The Company is currently facing asbestos-related issues, and is involved in some legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure on a regular basis. If the potential losses from these matters are considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability and may revise the estimates. Subsequent revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position in the period they are made.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This statement defines fair value and expands disclosures about fair value measurements that are required or permitted under other accounting pronouncements. This statement is effective in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material impact on the Company’s consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of SFAS No. 115”. This statement offers an irrevocable option to report selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement is effective in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material impact on the Company’s consolidated results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”, and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements. An amendment of ARB No. 51”. SFAS No. 141 (revised 2007) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statements of income. These statements are effective in fiscal years beginning after December 15, 2008. The Company is currently calculating the impact of applying the statements on the consolidated financial statements.

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

Annual interest rates of short-term borrowings ranged primarily from 0.50% to 5.59% at March 31, 2008. The weighted average interest rate on such short-term borrowings was 4.9%. As for long-term debt, interest rates were primarily fixed, and the weighted average interest rate on such long-term debt at March 31, 2008, was 4.2%. With regard to the maturity profile of these borrowings, please refer to Item 5.F “Tabular Disclosure of Contractual Obligations”.

In North America, the Company maintains an accounts receivable securitization program of trade receivables and finance receivables. The Company may sell both trade and finance receivables through independent securitization trusts. Trade receivables and finance receivables sold under the securitization program are excluded from receivables in the accompanying consolidated balance sheets.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥20.0 billion ($200 million) with certain Japanese banks. However, the Company currently does not use these lines. In the United States, Europe, and Asia, the Company maintains adequate uncommitted lines of credit with financial institutions. The Company also maintains a CP program allowing for the issuance of CP of up to ¥100.0 billion ($1,000 million). There was no outstanding issue of CP as of the end of March 2008.

The Company utilizes Group financing. With Group financing, the Company centralizes and pursues the efficiency of cash management domestically through the Kubota Cash Management System, under which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded, as necessary.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company carefully monitors its interest-bearing debt, excluding debt related to sale financing programs. The Company is providing sale financing programs to support machinery sales in North America, Japan, and Thailand. The Company believes an increase of debt related to sales financing programs is a result of business expansion. At the end of March 2008, the amount of interest-bearing debt was ¥363.0 billion ($3,630 million). Of the ¥363.0 billion, ¥323.0 billion ($3,230 million) was borrowings from financial institutions, and the remaining ¥40.0 billion ($400 million) consisted of corporate bonds.

The Company plans its capital expenditures considering future business demand and cash flows. The Company intends to fund the investment basically through cash obtained by operating activities, and to also utilize available borrowings from financial institutions. The Company’s commitments for capital expenditures are not material.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with repurchases of treasury stock. The Company uses net cash provided by operating activities for these dividends and repurchases.

The amount of working capital increased ¥62.8 billion, to ¥303.2 billion ($3,032 million), from the prior year-end. Additionally, the ratio of current assets to current liabilities increased 16.7 percentage points, to 158.4%, due primarily to decreases in notes and accounts payable, short-term borrowings and income taxes payable. There is some seasonality to the Company’s liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments is collected during April through June each year. Currently, the Company believes the working capital is sufficient for the Company’s present requirements.

All things considered, the Company believes that it can support its current and anticipated capital and operating expenditures for the foreseeable future. The currencies in which the Company has its debt are mainly Japanese yen and U.S. dollars. There are no restrictions regarding the manner in which the funds may be used.

Cash Flows

Net cash provided by operating activities during the year under review was ¥90.1 billion ($901 million), a decrease of ¥6.7 billion from the prior year. This decrease was attributable to decreases in net income, trade notes and accounts payable and income taxes payable, and an increase in other current assets, which were partially offset by a decrease in the notes and accounts receivable. As for changes in assets and liabilities, a substantial decrease in revenues in Environmental Engineering had an impact on related items, such as notes and accounts receivable and trade notes and accounts payable, because most of the revenues in Environmental Engineering are recorded at the end of the fiscal year under normal conditions.

Net cash used in investing activities was ¥72.3 billion ($723 million), a decrease of ¥17.7 billion from the prior year. Although purchases of fixed assets were at almost the same level as in the prior year, there was a large decrease in total net cash used in investing activities due to an increase in the collection of finance receivables in the Internal Combustion Engine and Machinery segment.

Net cash used in financing activities was ¥11.7 billion ($117 million), a decrease of ¥5.2 billion from the prior year. An increase in borrowing of long-term debt exceeded increases in the repayment of short-term borrowings and cash dividends. Consequently, net cash used in financing activities decreased slightly.

As a result, including the effect of the exchange rate, cash and cash equivalents at the end of March 2008 were ¥88.8 billion ($888 million), an increase of ¥6.2 billion from the prior year.

The Company has consistently generated positive cash flows from operating activities over the long term. Over the past three years, the amount of net cash provided by operating activities was ¥274.8 billion in aggregate and net increases in borrowings were ¥37.5 billion in aggregate. Additionally, during the same period, proceeds from sales of property, plant, and equipment and proceeds from sales of investments were ¥21.0 billion in total, while sales of finance receivables were ¥11.8 billion in total. The aggregate amount of these cash flows was used chiefly to fund increases in finance receivables, which exceeded collections of finance receivables by ¥164.2 billion, purchase of fixed assets of ¥95.7 billion, payment of dividends to stockholders of ¥42.8 billion and repurchase of common stock for ¥31.4 billion. In addition, cash and cash equivalents increased ¥14.2 billion in total during the same period.

Ratings

The Company has obtained a credit rating from Rating and Investment Information, Inc. (R&I), a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company’s ratings are “A+” for long-term debt and “a-1” for short-term debt as of March 2008 and its outlook is positive. The Company’s favorable credit ratings provide it access to capital markets and investors.

Assets, Liabilities, and Shareholders’ Equity

1) Assets

Total assets at the end of March 2008 amounted to ¥1,464.3 billion ($14,643 million), a decrease of ¥38.3 billion (2.5%) from the end of the prior year.

Current assets were ¥822.6 billion ($8,226 million), an increase of ¥5.5 billion from the prior year-end. Current assets increased due to increases in short-term finance receivables and other current assets. Inventory turnover dropped 0.3 point, to 5.6 times. Investments and long-term finance receivables decreased ¥48.4 billion, to ¥350.5 billion ($3,505 million). Other investments decreased owing to an increase in the unrealized losses on securities. Property, plant, and equipment slightly increased ¥0.4 billion, to ¥238.1 billion ($2,381 million). Other assets, including long-term trade account receivables, increased ¥4.2 billion, to ¥53.1 billion ($531 million).

2) Liabilities

Total liabilities amounted to ¥772.9 billion ($7,729 million), a decrease of ¥33.9 billion (4.2%) from the end of the prior year.

Current liabilities were ¥519.5 billion ($5,195 million), a decrease of ¥57.2 billion from the prior year-end, due to decreases of trade notes and accounts payable, income taxes payable, short-term borrowings, and current portion of long-term debt. On the other hand, long-term liabilities increased ¥23.3 billion, to ¥253.5 billion ($2,535 million), due to increases in long-term debt and accrued retirement and pension costs which were affected by the stock market slump. However, other long-term liabilities decreased due to a decrease in long-term deferred tax liability, which was related to an increase in the unrealized losses on securities affected by the stock market slump.

3) Minority Interests

Minority interests amounted to ¥43.2 billion ($432 million), an increase of ¥7.2 billion (19.9%) from the end of the prior year as a result of favorable performances of foreign subsidiaries, such as Kubota Tractor Corporation, Kubota Europe S.A.S., and The Siam Kubota Industry Co., Ltd.

4) Shareholders’ Equity

Total shareholders’ equity amounted to ¥648.1 billion ($6,481 million), a decrease of ¥11.5 billion (1.7%) from the end of the prior year.

Retained earnings increased ¥47.1 billion, to ¥423.9 billion ($4,239 million), from the prior year-end due to the recorded net income. On the other hand, accumulated other comprehensive income decreased mainly due to increased in unrealized losses on securities and recorded pension liability adjustment caused by the stock market slump. Treasury stock amounted to ¥3.8 billion ($38 million). The Company repurchased ¥8.0 billion ($80 million) of treasury stock and retired ¥4.4 billion ($44 million) during the year under review.

The shareholders’ equity ratio* was 44.3%, 0.4 percentage point higher than at the prior year-end. The debt-to-equity ratio** was 56.0%, 3.0 percentage points higher than at the prior year-end.

*	Shareholders’ equity ratio = shareholders’ equity / total assets
**	Debt-to-equity ratio = interest-bearing debt / shareholders’ equity

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, the Company conducts its derivative transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. The counterparties for the Company’s derivative transactions are financial institutions with high creditworthiness; therefore, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 14 to the consolidated financial statements.

C. Research and Development, Patents and Licenses, etc

Research and Development

The Company conducts its research and development activities with approximately 1,300 researchers and engineers. The following table shows the Company’s research and development expenses for the last 3 fiscal years.

	Millions of yen			Thousands of U.S. dollars
	2006	2007	2008	2008
R&D Expenses	¥22,731	¥22,925	¥24,784	$247,840
As a percentage of consolidated revenues	2.1%	2.0%	2.1%	—

The R&D activities are conducted principally in R&D departments in each business division and subsidiary. In our business divisions and subsidiaries, there are 34 R&D departments. Each department promotes the R&D activities fortifying each business.

Total R&D expenses of 4 industrial segments, which are Internal Combustion Engine and Machinery, Pipes, Valves, and Industrial Castings, Environmental Engineering, and Other segment, were ¥18.6 billion, ¥2.0 billion, ¥1.9 billion, and ¥2.3 billion, respectively.

Patent and License

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2008, the Company held 4,810 Japanese patent and utility model registrations, and 991 foreign patent and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those, which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants licenses to others to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2008, royalty income and expenses were ¥800 million ($8,000 thousand) and ¥96 million ($960 thousand), respectively, under such licensing arrangements.

D. Trend Information

Outlook for the Next Fiscal Year

The Company forecasts consolidated revenues for the year ending March 31, 2009 will decrease from the year under review. In the domestic market, revenues in Environmental Engineering are expected to be at approximately the same level as the year under review. However, revenues in Internal Combustion Engine and Machinery, Pipes, Valves, and Industrial Castings and Other are all forecasted to decrease. As a result, total domestic revenues are forecast to decrease from the year under review. In overseas markets, although revenues in Pipes, Valves, and Industrial Castings, and Environmental Engineering are expected to increase from the year under review, revenues in Internal Combustion Engine and Machinery are forecasted to decrease. As a result, total overseas revenues are forecast to decrease from the year under review.

The Company forecasts operating income will decrease from the year under review, mainly due to an appreciation of the yen and sharp increases in prices for raw materials.

The Company expects that income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies and net income for the next fiscal year will decrease from the year under review due to a decrease in operating income.

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

In the meanwhile, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the then Anti-Monopoly Law, upon initiation of the procedures the surcharge order lost effect. In addition, Section 7-2 of the then Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2, and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such unfavorable outcome. Although the hearing procedures were completed on November 9, 2007, the Company has not received a copy of the preliminary decision to be served by the hearing examiner as of the date of this Form 20-F.

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

After the Company established its internal policies and procedures of relief payment system, the Company has received claims for relief payments from 174 residents and paid or accrued relief payments to 152 of those residents after carefully reviewing those claims as of March 31, 2008.

With regard to the procedures for making claims to the Company for relief payments, the Company has asked the residents or the bereaved family of the residents who lived close to its former plant to communicate with the Company through Amagasaki Occupational Safety and Health Center with the documents requested by the Company.

With regard to current and former employees of the Company who are suffering from or have died of asbestos-related disease, in accordance with the Company’s internal policies, the Company shall pay compensation which is not required by law. Upon certification of medical treatment compensation from the Workers’ Accident Compensation Insurance for asbestos-related diseases, the compensation for asbestos-related disease shall be paid. In case an employee dies during medical treatment and are certified for compensation from the Workers’ Accident Compensation Insurance for bereaved families, the compensation for asbestos-related disease for the bereaved family shall also be paid. In addition, the Company shall provide other financial aids, such as medical expenses during medical treatment which are incurred by the diseased employees or salary payments during the period of their absence from work. The cumulative number of current and former employees who are eligible for compensation in accordance with the Company’s internal policies that are not required by law is 132 as of the end of March 2006, 152 as of the end of March 2007, and 160 as of the end of March 2008.

In August 2006, the Company announced that the Company would provide a total donation of ¥1.2 billion to Hyogo College of Medicine made over 10 years and a ¥0.5 billion to Osaka Medical Center for Cancer and Cardiovascular Diseases over 5 years. And the Company donated ¥200 million ($2,000 thousand) as a contribution for the year ended March 31, 2008.

As a result of the asbestos issue becoming an object of public concern, the Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (“New Asbestos Law”) in March 2006. This law was enacted for the purpose of promptly providing relief to people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers’ Accident Compensation Insurance Law. The relief aid payments are contributed by the national government, municipal governments, and business entities. The contribution includes a special contribution by companies which operated a business closely related to asbestos, and is to be made by business entities commencing from the year ended March 31, 2008. During the year ended March 31, 2007, the Company accounted for ¥735 million ($7,350 thousand) of the special contribution as a lump sum expense, which is imposed based on the New Asbestos Law during the four-year period commencing on April 1, 2007.

Contingencies Regarding Asbestos-Related Matters

The Company expenses the payments for the health hazard of asbestos based on the Company’s policies and procedures. The amounts of these expenses during the year ended March 31, 2008 were approximately ¥1,090 million ($10,900 thousand). Of the ¥1,090 million ($10,900 thousand), ¥769 million ($7,690 thousand) represented expenses related to the payment for the relief payment system established in April 2006. The Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to asbestos issues. However, the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations, financial position, and its liquidity.

Subsequent events

On May 13, 2008, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2008 of ¥8 per common share (¥40 per 5 common shares) or a total of ¥10,248 million ($102,480 thousand). On June 20, 2008, the Company’s Board of Directors approved the purchase of up to 10,000,000 shares, or up to ¥10,000 million ($100,000 thousand) of the parent company’s outstanding common stock on and after June 23, 2008 through September 24, 2008.

E. Off-balance Sheet Arrangements

The Company utilizes accounts receivable securitization programs, which are important for the Company to broaden its funding sources and raise cost-effective funds. In the programs, the Company sells the trade accounts receivables to independent securitization trusts (the “Trusts”). At the time the receivables are sold to the Trusts, the receivables are removed from the consolidated balance sheets of the Company. The Company retains servicing responsibilities and subordinated interests. The purchaser has no recourse to the Company’s other assets for failure of debtors to pay when due. The Company’s interest in sold receivables is subordinate to the purchaser’s interest, and the Company provides credit enhancements for the securities issued by the Trusts. The value of the Company’s interest in sold receivables is subject to credit, repayment, dilution, and interest rate risks on sold receivables. The Company is obligated to repurchase any receivable if the interest of the administrative agent is materially, adversely affected by a breach of representation or warranty.

The Company provides guarantees to distributors, including affiliated companies, and customers for their borrowing from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2008 was ¥2.6 billion ($26 million).

F. Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at March 31, 2008.

	Millions of yen
	Total	Payments due by period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	¥113,087	¥113,087	¥—	¥—	¥—
Capital lease obligations	6,471	3,484	2,713	245	29
Long-term debt	243,450	62,492	136,286	33,348	11,324
Deposits from customers	2,700	2,700	—	—	—
Operating lease obligations	1,563	826	495	167	75
Commitments for capital expenditures	3,756	3,756	—	—	—
Interest payments	17,333	7,884	7,806	1,321	322

Total	¥388,360	¥194,229	¥147,300	¥35,081	¥11,750

	Thousands of U.S. dollars
	Total	Payments due by period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	$1,130,870	$1,130,870	$—	$—	$—
Capital lease obligations	64,710	34,840	27,130	2,450	290
Long-term debt	2,434,500	624,920	1,362,860	333,480	113,240
Deposits from customers	27,000	27,000	—	—	—
Operating lease obligations	15,630	8,260	4,950	1,670	750
Commitments for capital expenditures	37,560	37,560	—	—	—
Interest payments	173,330	78,840	78,060	13,210	3,220

Total	$3,883,600	$1,942,290	$1,473,000	$350,810	$117,500

The Company’s contributions to pension plans for the year ending March 31, 2009 are expected to be ¥14,216 million ($142 million).

Payments due by periods for interest payments are calculated using the contract rate of each borrowing or debt at March 31, 2008.

Liabilities for unrecognized tax benefits of ¥6,950 million ($70 million) at March 31, 2008 are excluded from the table. Liabilities for unrecognized tax benefits are due mainly to a bilateral Advance Pricing Agreement (APA), and it is reasonably possible that the amount of unrecognized tax benefits may significantly increase or decrease within the next 12 months depending on the business results of the U.S. subsidiaries in the future periods.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following sets forth the information about the Company’s Directors, executive officers and Corporate Auditors as of the date of filing of this Report, together with their respective dates of birth and positions. The term of office of all Directors will expire at the conclusion of the ordinary general meeting of shareholders which will be held in 2009.

Name (Birthday)	Number of Company Shares Owned as of June 20, 2008	Current Positions and Brief Occupational History (including responsibilities in other companies)
Daisuke Hatakake (June 29, 1941)	59,000 Shares	President and Representative Director of Kubota Corporation

		April 2003:	President and Representative Director of Kubota Corporation (to present)
		June 2002:	General Manager of Corporate Compliance Headquarters
		June 2001:	Managing Director of Kubota Corporation, in charge of Corporate Planning & Control Dept., Finance & Accounting Dept., Corporate Information Systems Planning Dept. (assistant)
		August 2000:	In charge of PV Business Planning & Promotion Dept.
		June 2000:	In charge of Compliance Auditing Dept., Business Alliance Dept. (assistant), Corporate Information Systems Planning Dept. (assistant), General Manager of Corporate Planning & Control Dept.
		June 1999:	Director of Kubota Corporation
		December 1998:	General Manager of Corporate Planning & Control Dept.
		April 1964:	Joined Kubota Corporation

Moriya Hayashi (May 7, 1944)	34,000 Shares	Executive Vice President and Representative Director of Kubota Corporation, General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

		April 2006:	Executive Vice President and Representative Director of Kubota Corporation (to present)
		April 2004:	General Manager of Farm & Industrial Machinery Consolidated Division (to present)
		April 2004:	Executive Managing Director of Kubota Corporation
		April 2003:	Managing Director of Kubota Corporation, General Manager of Tractor Division
		January 2002:	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		October 2001:	Deputy General Manager of Tractor Division
		June 2001:	Director of Kubota Corporation
		June 1999:	President of Kubota Tractor Corporation
		April 1969:	Joined Kubota Corporation

Toshihiro Fukuda (October 12, 1945)	55,000 Shares	Executive Vice President and Director of Kubota Corporation, In charge of Corporate Staff Section

		April 2008:	Executive Vice President and Director of Kubota Corporation (to present)
		April 2007:	In charge of Corporate Staff Section (to present)
		April 2006:	In charge of Secretary & Public Relations Dept.
		April 2005:	Executive Managing Director of Kubota Corporation, In charge of CSR Planning & Coordination Dept., General Manager of Corporate Compliance Headquarters
		April 2004:	Managing Director of Kubota Corporation, in charge of Corporate Compliance Headquarters, Environmental Protection Dept., General Affairs Dept.
		April 2003:	General Manager of Farm Machinery Division
		March 2003:	In charge of Related Products Division
		June 2002:	Director of Kubota Corporation
		October 2001:	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sales Coordination Dept. in Farm & Industrial Machinery Consolidated Division
		April 1969:	Joined Kubota Corporation

Yasuo Masumoto (April 21, 1947)	23,000 Shares	Executive Vice President and Director of Kubota Corporation, In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office

		April 2008:	Executive Vice President and Director of Kubota Corporation (to present)
April 2007:

In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, and General Manager of Tokyo Head Office (to present)

General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

		April, 2006:	Executive Managing Director of Kubota Corporation
		April 2005:	Deputy General Manager of Industrial & Material Systems Consolidated Division
		January 2005:	In charge of Quality Assurance & Manufacturing Promotion Dept.
		June 2004:	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division
		April 2004:	Managing Director of Kubota Corporation, In charge of Manufacturing Planning & Promotion Dept.
		April 2003:	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division
		June 2002:	Director of Kubota Corporation
		October 2001:	General Manager of Farm Machinery Division
		April 1971:	Joined Kubota Corporation

Eisaku Shinohara (August 25, 1947)	22,000 Shares	Executive Managing Director of Kubota Corporation, General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division, In charge of Research & Development Planning & Promotion Dept. and Environmental Equipment R&D Center

		April 2008:	Executive Managing Director of Kubota Corporation (to present)
		April 2007:	In charge of Environmental Equipment R&D Center (to present)
		April 2005:	In charge of Research & Development Planning & Promotion Dept. (to present), Managing Director of Kubota Corporation
		April 2004:	General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		June 2003:	Director of Kubota Corporation
		October 2001:	Deputy General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Vehicle Technology Generalization Dept. in Tractor Division
		April 1974:	Joined Kubota Corporation

Yoshihiko Tabata (March 23, 1946)	21,000 Shares	Managing Director of Kubota Corporation, General Manager of Engine Division
		October 2006:	General Manager of Planning & Sales Promotion Dept. in Engine Division
		April 2006:	Managing Director of Kubota Corporation (to present)
		June 2004:	Director of Kubota Corporation
		October 2003:	General Manager of Engine Division (to present)
		May 1998:	President of Kubota Engine America Corporation
		December 1976:	Joined Kubota Corporation

Kazunobu Ueta (January 1, 1947)	22,000 Shares	Managing Director of Kubota Corporation, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

		April 2006:	Managing Director of Kubota Corporation (to present)
		April 2005:	In charge of Farm Facilities Division
		April 2005:	General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		June 2004:	Director of Kubota Corporation, In charge of Related Products Division
		April 2004:	In charge of Related Products Division (assistant), Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Sales Control Dept. in Farm & Industrial Machinery Consolidated Division
		April 2000:	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
		April 1969:	Joined Kubota Corporation

Morimitsu Katayama (January 17, 1948)	30,000 Shares	Managing Director of Kubota Corporation, General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Sakai Plant, In charge of Quality Assurance & Manufacturing Promotion Dept.

		April 2007:	Managing Director of Kubota Corporation, and In charge of Quality Assurance & Manufacturing Promotion Dept. (to present)
		January 2005:	In charge of Quality Assurance & Manufacturing Promotion Dept. (assistant)
		June 2004:	Director of Kubota Corporation, In charge of Manufacturing Planning & Promotion Dept. (assistant)
		April 2004:	General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sakai Plant (to present)
		April 2003:	General Manager of Sakai Plant
		April 1963:	Joined Kubota Corporation

Nobuyuki Toshikuni (January 30, 1951)	15,000 Shares	Managing Director of Kubota Corporation, General Manager of Tractor Division

		April 2007:	Managing Director of Kubota Corporation (to present)
		June 2004:	Director of Kubota Corporation
		April 2004:	General Manager of Tractor Division (to present)
		October 2001:	President of Kubota Tractor Corporation
		April 1973:	Joined Kubota Corporation

Hirokazu Nara (October 2, 1948)	19,000 Shares	Managing Director of Kubota Corporation, In charge of Corporate Staff Section (assistant), In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

		April 2007:	Managing Director of Kubota Corporation, and In charge of Corporate Staff Section (assistant) (to present)
		October 2005:	In charge of Corporate Planning & Control Dept. (to present)
		June 2005:	In charge of Finance & Accounting Dept. (to present)
		June 2005:	Director of Kubota Corporation, in charge of Air Condition Equipment Division, Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., General Manager of Corporate Planning & Control Dept.
		April 2005:	In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant) and General Manager of Corporate Planning & Control Dept.
		April 2003:	General Manager of Corporate Planning & Control Dept.
		April 1971:	Joined Kubota Corporation

Masayoshi Kitaoka (December 11, 1949)	11,000 Shares	Managing Director of Kubota Corporation, In charge of Health & Safety Planning & Promotion Dept., General Manager of Head Office, General Manager of Personnel Dept.

		April 2008:	Managing Director of Kubota Corporation, and General Manager of Personnel Dept. (to present)
		April 2007:	In charge of Health & Safety Planning & Promotion Dept and General Manager of Head Office (to present) In charge of Personnel Dept.
		June 2005:	Director of Kubota Corporation
		April 2004:	General Manager of Farm Machinery Division
		August 2003:	General Manager of Electronic Equipped Machinery Division
		December 2002:	General Manager of Electronic Equipped Machinery Division and General Manager of FA Sales Dept in Electronic Equipped Machinery Division
		April 1973:	Joined Kubota Corporation

Tetsuji Tomita (March 6, 1950)	11,000 Shares	Managing Director of Kubota Corporation, President of Kubota Tractor Corporation

		April 2008:	Managing Director of Kubota Corporation (to present)
		June 2005:	Director of Kubota Corporation
		April 2004:	President of Kubota Tractor Corporation (to present)
		January 2003:	President of Kubota Europe S.A.S.
		April 1973:	Joined Kubota Corporation

Masatoshi Kimata (June 22, 1951)	21,000 Shares	Managing Director of Kubota Corporation, Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

		April 2008:	Managing Director of Kubota Corporation (to present)
		April 2007:	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		June 2005:	Director of Kubota Corporation
		October 2001:	General Manager of Tsukuba Plant
		April 1977:	Joined Kubota Corporation

Nobuyo Shioji (April 11, 1949)	7,000 Shares	Managing Director of Kubota Corporation, General Manager of Construction Machinery Division

		April 2008:	Managing Director of Kubota Corporation (to present)
		June 2006:	Director of Kubota Corporation
		April 2005:	General Manager of Construction Machinery Division (to present)
		April 2004:	General Manager of Construction Machinery Division and General Manager of Planning & Sales Promotion Dept. in Construction Machinery Division
		April 2003:	Deputy General Manager of Construction Machinery Division and General Manager of Planning & Sales Promotion Dept. in Construction Machinery Division
		April 1973:	Joined Kubota Corporation

Takeshi Torigoe (April 8, 1950)	16,000 Shares	Director of Kubota Corporation, General Manager of Steel Castings Division

		June 2006:	Director of Kubota Corporation (to present)
		April 2005:	General Manager of Steel Castings Division (to present)
		January 2004:	General Manager of Steel Castings Manufacturing Dept. in Hirakata Plant
		January 2001:	President of Kubota Metal Corporation
		April 1976:	Joined Kubota Corporation

Satoru Sakamoto (July 18, 1952)	8,000 Shares	Director of Kubota Corporation, General Manager of Air Condition Equipment Division, President of Kubota Air Conditioner, Ltd.

		June 2006:	Director of Kubota Corporation (to present)
		April 2006:	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd. (to present)
		October 2005:	Deputy General Manager of Air Condition Equipment Division and Director of Kubota Air Conditioner, Ltd.
		April 2003:	General Manager of Planning Dept. in Ductile Iron Pipe Division
		June 2001:	General Manager of Corporate Planning & Control Dept.
		April 1976:	Joined Kubota Corporation

Hideki Iwabu (October 21, 1952)	12,000 Shares	Director of Kubota Corporation, General Manager of Water & Sewage Engineering Division

		August 2006:	General Manager of Planning Dept. in Water & Sewage Engineering Division
		June 2006:	Director of Kubota Corporation (to present)
		April 2006:	General Manager of Water & Sewage Engineering Division (to present)
		April 2004:	General Manager of Sewage Engineering Dept. II in Water & Sewage Engineering Division
		June 2001:	General Manager of Water & Sewage Engineering Dept. in Water & Sewage Engineering Division
		April 1975:	Joined Kubota Corporation

Takashi Yoshii (October 7, 1951)	19,000 Shares	Director of Kubota Corporation, President of Kubota Manufacturing of America Corporation

		June 2007:	Director of Kubota Corporation (to present)
		October 2005:	President of Kubota Manufacturing of America Corporation (to present)
		April 2005:	General Manager of R&D Administration Dept. and General Manager of Prototype Engineering Dept. in Farm & Industrial Machinery Consolidated Division
		May 2003:	General Manager of R&D Administration Dept. in Farm & Industrial Machinery Consolidated Division
		April 1974:	Joined Kubota Corporation

Kohkichi Uji (February 16, 1952)	5,000 Shares	Director of Kubota Corporation, General Manager of Ductile Iron Pipe Division

		June 2007:	Director of Kubota Corporation, and General Manager of Ductile Iron Pipe Division (to present)
		April 2007:	General Manager of Ductile Iron Pipe Division and General Manager of Business Planning & Marketing Dept. in Ductile Iron Pipe Division and Director of Tops Water Co., Ltd.
		June 2006:	General Manager of Business Planning & Marketing Dept. in Ductile Iron Pipe Division and Director of Tops Water Co., Ltd.
		October 2003:	General Manager of Business Planning & Marketing Dept. in Ductile Iron Pipe Division
		April 2003:	General Manager of Sales Administration Dept. in Ductile Iron Pipe Division
		April 1974:	Joined Kubota Corporation

Toshihiro Kubo (April 5, 1953)	10,000 Shares	Director of Kubota Corporation, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

		June 2007:	Director of Kubota Corporation, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, and General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division (to present)
		October 2005:	General Manager of Planning Dept. in Ductile Iron Pipe Division
		April 2003:	General Manager of R&D Dept. in Ductile Iron Pipe Division
		April 1979:	Joined Kubota Corporation

Kenshiro Ogawa (July 23, 1953)	20,000 Shares	Director of Kubota Corporation, General Manager of Tsukuba Plant and General Manager of Production Engineering Center of Emission in Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

		June 2007:	Director of Kubota Corporation (to present)
		April 2007:	General Manager of Tsukuba Plant and General Manager of Production Engineering Center of Emission in Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		April 2003:	General Manager of Engine Manufacturing Dept. in Sakai Plant and Rinkai Engine Manufacturing Dept. in Sakai Plant
		April 1979:	Joined Kubota Corporation

Tetsu Fukui (August 17, 1951)	9,000 Shares	Director of Kubota Corporation, General Manager of Environmental Equipment R&D Center and General Manager of Environmental Consolidated Technology Dept. in Environmental Equipment R&D Center

		June 2008:	Director of Kubota Corporation (to present)
		April 2007:	General Manager of Environmental Equipment R&D Center and General Manager of Environmental Consolidated Technology Dept. in Environmental Equipment R&D Center (to present)
		April 2005:	General Manager of Turf & Utility Vehicle Engineering Dept. in Tractor Division
		June 2004:	General Manager of Vehicle Technology Generalization Dept. in Tractor Division
		April 1976:	Joined Kubota Corporation

Satoshi Iida (March 5, 1953)	5,000 Shares	Director of Kubota Corporation, President of Kubota Europe S.A.S.

		June 2008:	Director of Kubota Corporation (to present)
		April 2004:	President of Kubota Europe S.A.S. (to present)
		April 2003:	General Manager of Construction Machinery Division
		April 1980:	Joined Kubota Corporation

Shigeru Kimura (September 10, 1953)	3,000 Shares	Director of Kubota Corporation, General Manager of Finance & Accounting Dept.

		June 2008:	Director of Kubota Corporation (to present)
		December 2002:	General Manager of Finance & Accounting Dept. (to present)
		April 1977:	Joined Kubota Corporation

Junichi Maeda (May 23, 1945)	22,000 Shares	Corporate Auditor of Kubota Corporation

		June 2005:	Corporate Auditor of Kubota Corporation (to present)
		June 2003:	Director of Kubota Corporation
		April 2003:	General Manager of Ductile Iron Pipe Division
		June 2001:	General Manager of Planning Dept. in Ductile Iron Pipe Division
		April 2001:	Ditto and General Manager of Production Management Dept. in Ductile Iron Pipe Division
		June 2000:	General Manager of Planning Dept. in Ductile Iron Pipe Division
		September 1972:	Joined Kubota Corporation

Yoshiharu Nishiguchi (January 29, 1947)	23,000 Shares	Corporate Auditor of Kubota Corporation

		June 2007:	Corporate Auditor of Kubota Corporation (to present)
		April 2007:	Director of Kubota Corporation
		April 2006:	In charge of General Affairs Dept., Tokyo Administration Dept.
		April 2005:	Managing Director of Kubota Corporation, In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office
		April 2004:	In charge of Septic Tanks Division, Housing & Building Materials Business Coordination Dept., Secretary & Public Relations Dept., PV Business Planning & Promotion Dept.,
		June 2003:	Director of Kubota Corporation, In charge of Air Condition Equipment Division, Corporate Planning & Control Dept., Finance & Accounting Dept.
		December 2002:	General Manager of Compliance Auditing Dept.
		June 2000:	General Manager of Finance & Accounting Dept.
		July 1998:	General Manager of Accounting Dept.
		April 1970:	Joined Kubota Corporation

Yoshio Suekawa (September 1, 1937)	11,000 Shares	Corporate Auditor of Kubota Corporation

		June 2004:	Corporate Auditor of Kubota Corporation (to present)
		April 2004:	Appointed as a special visiting professor, the Faculty of Commerce, Doshisha University
		July 2002:	Established Suekawa CPA Office (to present)
		June 2002:	Retired from Representative Partner of Deloitte Touche Tohmatsu, Osaka
		May 1989:	Assumed Representative Partner of Deloitte Touche, Tohmatsu, Osaka
		July 1984:	Joined Sanwa Tokyo Marunouchi (currently, Deloitte Touche Tohmatsu)
		October 1963:	Registered as a CPA with the Japanese Institute of Certified Public Accountants
		October 1959:	Joined Lowe Bingham and Luckie (currently, PricewaterhouseCoopers, Osaka)

Yuzuru Mizuno (January 21, 1948)	9,000 Shares	Corporate Auditor of Kubota Corporation

		July 2008:	Executive Vice President of Matsushita Real Estate Co., Ltd. (to present)
		July 2005:	Executive Senior Councilor of Corporate Accounting & Finance of Matsushita Electric Industrial Co., Ltd.
		June 2005:	Corporate Auditor of Kubota Corporation (to present)
		July 2004:	Executive Director of Matsushita Electric Industrial Co., Ltd., In charge of Corporate Finance & Investor Relations
		February 2004:	Director (non full-time) of Nippon Otis Elevator Company
		October 2000:	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.
		October 2000:	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.
		June 1998:	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.
		December 1995:	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		April 1970:	Joined Matsushita Electric Industrial Co., Ltd.

Masanobu Wakabayashi (January 19, 1944)	1,000 Shares	Corporate Auditor of Kubota Corporation

		June 2007:	Corporate Auditor of Kubota Corporation (to present)
		Mar 2004:	Chairman of Osaka Prefectural Labour Relations Commission
		April 1993:	Vice President of Osaka Bar Association
		April 1979:	Established Masanobu Wakabayashi Law Office (to present)
		April 1970:	Registered as an attorney with Osaka Bar Association

Among Directors or Corporate Auditors of Kubota Corporation, there is no family relationship. No Directors or Corporate Auditors, except Corporate Auditors Yoshio Suekawa, Yuzuru Mizuno and Masanobu Wakabayashi, of Kubota Corporation have business activities outside the Company. No Directors have directorship of another company.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a Director or a Corporate Auditor.

The Company is not dependent on specific Directors, researchers, or any other entity for its management.

B. Compensation

The aggregate remuneration, including bonuses, paid by the Company in fiscal 2008 to all Directors (some of whom are also the executive officers) and Corporate Auditors of the Company as a group (26 persons) was ¥919 million ($9,190 thousand). No options to purchase securities from the registrant or any of its subsidiaries were outstanding on March 31, 2008.

At the meeting of the Board of Directors of the Company held on May 13, 2005, the Company resolved that the retirement benefit systems for Directors and Corporate Auditors should be terminated as of the date of the ordinary general meeting of shareholders held on June 24, 2005 and retirement benefits should be paid to the then Directors and Corporate Auditors for the services rendered before the termination of the system. The Board of Directors also resolved that the timing of payment would be at the time of the retirement of each Director and/or Corporate Auditor from his/her office. The amount of the retirement benefits for the services rendered before the termination of the system was allocated to other long-term liabilities in the Company’s consolidated balance sheets. The amount included in other long-terms liabilities in the Company’s consolidated balance sheets was ¥147 million ($1,470 thousand) as of March 31, 2008.

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

D. Employees

Head Count at the End of the Period

2006	2007	2008
23,049	23,727	24,464

Head Count in Each Segment

	2006	2007	2008
Internal Combustion Engine and Machinery	12,383	13,440	14,281
Pipes, Valves, and Industrial Castings	4,028	3,951	4,075
Environmental Engineering	2,563	2,484	2,297
Other	3,618	3,390	3,312
Corporate	457	462	499

Total	23,049	23,727	24,464

The number of full-time employees of Kubota as of March 31, 2008 was 24,464. Most employees of the Company in Japan, other than managerial personnel, are union members. The unions belong to the Federation of all Kubota Labor Union, which is affiliated with the Japanese Trade Union Confederation. The Company believes it maintains good relationship with the union.

Basic wage rates are reviewed annually in spring, normally in April. In addition, in accordance with Japanese custom, Kubota grants its full-time employees semiannual bonuses.

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

E. Share Ownership

The total number of shares of the Company’s common stock beneficially owned by the Directors and Corporate Auditors as a group as of June 20, 2008 was as follows:

Title of Class	Identity of persons or group	Number of shares owned	Percentage of class
Common stock	Directors and Corporate Auditors	523,000	0.04%

For individual shareholdings, see Item 6.A “Directors and Senior Management.”

Employee Stock Ownership Association (Kubota Fund) owned 15,967,579 shares as of March 31, 2008, which amounted to 1.2 % of total shares issued.

The association consists of employees of the Company and some of its subsidiaries, and the members contribute a portion of their salaries to the association. The association purchases shares of Kubota’s common stock on behalf of members.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2008, 3 shareholders held 5 percent or more of the shares issued. The 10 largest shareholders are as follows:

	(As of March 31, 2008)
Name	Number of shares (thousand)	(%)
The Master Trust Bank of Japan, Ltd.	108,482	8.46
Japan Trustee Services Bank, Ltd.	94,745	7.39
Nippon Life Insurance Company	86,021	6.71
Meiji Yasuda Life Insurance Company	60,252	4.70
The Dai-ichi Mutual Life Insurance Company	46,954	3.66
Sumitomo Mitsui Banking Corporation	45,006	3.51
Mizuho Corporate Bank, Ltd.	40,851	3.18
Trust & Custody Services Bank, Ltd.	34,175	2.66
Moxley & Co.	30,221	2.35
The Chase Manhattan Bank 385036	29,214	2.28

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. The major shareholders have the same voting rights as other common shareholders of the Company.

As of March 31, 2008, there were 1,280,603,507 shares of Common Stock outstanding, of which 30,221,053 shares were in the form of ADR and 154,837,863 shares were held by the residents in the U.S. The number of registered ADR holders was 49 and the number of registered holders of common stock in the U.S. was 95.

To the best knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by other corporations or by the Japanese or any foreign government.

B. Related Party Transactions

In the ordinary course of business, the Company has transactions with numerous companies. During the fiscal year ended March 31, 2008, the Company had sales transactions with affiliates accounted under the equity method, aggregating ¥48,847 million ($488,470 thousand). As of March 31, 2008, the Company had trade notes and accounts receivable from affiliated companies of ¥17,185 million ($171,850 thousand).

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

In the meanwhile, the Company received a surcharge order of ¥7,072 million ($70,720 thousand) from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the then Anti-Monopoly Law, upon initiation of the procedures the surcharge order lost effect. In addition, Section 7-2 of the then Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2, and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter. An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. The Company is not able to estimate the likelihood of such unfavorable outcome. Although the hearing procedures were completed on November 9, 2007, the Company has not received a copy of the preliminary decision to be served by the hearing examiner as of the date of this Form 20-F.

Policy on Dividends Distributions

The Company’s basic policy for the allocation of profit is to maintain stable dividends or to provide increased dividends. The Company’s policy is to determine the most appropriate use of retained earnings, by considering current business operations as well as the future business environment.

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

	TSE price per share of common stock		NYSE price per ADS (5 common shares)
	High	Low	High		Low
Annual Highs and Lows

2004	¥517	¥260	$24	15	$11	06
2005	596	446	28	46	19	05
2006	1,295	517	55	21	24	20

Quarterly Highs and Lows

2007
1 st quarter	¥1,379	¥918	$60	60	$40	16
2 nd quarter	1,123	897	48	95	38	51
3 rd quarter	1,134	927	47	30	39	81
4 th quarter	1,306	1,012	53	83	43	70

2008
1 st quarter	1,162	909	48	30	37	80
2 nd quarter	1,116	802	45	80	35	32
3 rd quarter	987	724	42	39	32	52
4 th quarter	791	575	37	47	28	34

2009
1 st quarter	918	612	43	41	31	00

Monthly Highs and Lows

February, 2008	¥791	¥651	$37	47	$30	94
March	687	575	33	95	29	17
April	770	612	36	42	31	00
May	861	717	40	63	34	91
June	918	760	43	41	34	51
July	771	679	35	29	31	53
August	811	615	35	81	28	91

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

Directors

Each Director has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Corporate Law, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The maximum aggregate amounts of remunerations, bonuses, and other financial benefits given in consideration of the performance of duties (the “remunerations, etc.”) for the Company’s Directors and that of the Company’s Corporate Auditors must be, approved, respectively, at a general meeting of shareholders. The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum aggregate amounts of remunerations, etc. The amount of remuneration for each class of Director is determined by the remuneration committee, which is not a statutory organization but is delegated to make such determination by the Board of Directors, and such amount of remuneration so determined by the remuneration committee is approved by the President. The same applies mutatis mutandis to the amount of bonus for each Director. The amount of remuneration for each Corporate Auditor is determined upon consultation among the Corporate Auditors.

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

Under the Corporate Law, generally, shares may be transferred only by delivering share certificates. In order to assert shareholders’ rights against the Company, a shareholder must have its name and address registered on the Company’s register of shareholders, in accordance with the Company’s Share Handling Regulations. The registered beneficial holder of deposited shares underlying the American Depositary Shares (ADSs) is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within 5 years of the date of the promulgation. Currently, the effective date has not yet been determined but is expected to be January 5, 2009. On the effective date, the new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including the shares of common stock of the Company, will be subject to the new central clearing system. On the same day, the Company will be deemed to become a company which shall not issue share certificates for its shares and all existing share certificates will become null and void and the companies are not required to withdraw those share certificates from shareholders. Thereafter, the transfer of such shares will be effected through entry in the records maintained under the new central clearing system. Only shares deposited with Japan Securities Depository Center Inc. (JASDEC) will be immediately transferable under the new central clearing system. Upon the effective date, any requirement, reference and discussion relating to share certificates included in this section “Common stock” will not be applicable.

Authorized capital

Article 6 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 1,874,700,000 shares.

As of March 31, 2008, 1,285,919,180 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value.

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

“F” = (if the Company has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed

“G” = certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and thereby increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company has distributed Surplus to the shareholders after the end of the last business year) the amount set aside in additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus to be distributed by the Company may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the followings:

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

Pursuant to the terms of the Amended and Restated Deposit Agreement relating to American Depositary Receipts (ADRs) evidencing ADSs, each ADS representing 5 shares of Common Stock of the Company, as soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of shareholders of the Company, the Depositary (currently JPMorgan Chase Bank) will mail to the record holders of ADRs a notice which will contain the information in the original notice. The record holders of ADRs on a date specified by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the shares of Common Stock of the Company represented by their ADSs, including instructions to give a discretionary proxy to a person designated by the Company. The Depositary will endeavor, in so far as practicable, to vote the number of shares of Common Stock of the Company represented by such ADSs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Deposited Shares.

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

Acquisition by the Company of its Common Stock

Under the Corporate Law and the Company’s Articles of Incorporation, the Company may acquire shares of common stock (i) by soliciting all its shareholders to offer to sell shares of common stock held by them (in this case, certain terms of such acquisition, including the total number of shares of common stock to be purchased and the total amount of consideration, shall be set by an ordinary resolution of a general meeting of shareholders in advance, and such acquisition shall be executed pursuant to a resolution of the Board of Directors), (ii) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (iii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iv) by way of purchase on any Japanese stock exchange on which the Company’s shares of common stock is listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (ii) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (ii) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

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

Reporting of substantial shareholdings

The Financial Instruments and Exchange Law of Japan and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares (with voting rights) of Common Stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within 5 business days a report concerning such shareholdings.

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares (with voting rights) held by such holder and the issuer’s total issued share capital (with voting rights). Any such report shall be filed with the Director General of the relevant Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares.

Except for general limitations under Japanese anti-trust and anti-monopoly regulations against holding of shares of Common Stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, limitations under the Foreign Exchange Regulations as described in “D. Exchange Controls” below, and general limitations under the Corporate Law or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

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

C. Material Contracts

All contracts concluded by the Company during the two-year period preceding the date of this report were entered into in the ordinary course of business.

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank or financial instruments firm licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of the Company) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company within 15 days from and including the date of the acquisition. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

In general, taking into account the earlier assumption, for purposes of the Income Tax Treaty between Japan and the United States (the “Treaty”), and Japanese income tax purposes, eligible U.S. holders of ADRs will be treated as owning the Common Stock underlying the ADSs evidenced by the ADRs. For the purposes of the following discussion, a “eligible U.S. holder” is a holder that:

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

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without permanent establishments in Japan (“non-resident Holders”) who are holders of shares of Common Stock of the Company and of ADRs evidencing ADSs representing shares of Common Stock of the Company.

Dividends and gains on revenues

Generally, non-resident Holders of Japan or a non-Japanese corporation are subject to Japanese withholding tax on dividends paid by Japanese corporations. The Company withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not, in general, subject to Japanese income tax in general.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is 20 percent. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to non-resident Holders, except for any individual shareholder who holds 5 percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2009, and (ii) 15 percent for dividends due and payable on or after April 1, 2009. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, and 10 percent under the income tax treaties with France, the U.K. and the United States).

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment Company, or “PFIC” rules discussed below, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) to a U.S. holder is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by the Company with respect to common stock or ADSs generally will be qualified dividend income.

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

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty, and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. The rules governing foreign tax credits are complex and the Company urges you to consult your tax advisor regarding the foreign tax credit in your situation.

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

Passive Foreign Investment Company Rules

The Company believes that the Common Stock and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually thus may be subject to change. If the Company was to be treated as a PFIC, unless the Common Stock or ADSs are “marketable stock” and a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the Common Stock or ADSs, gain realized on the sale or other disposition of the Common Stock or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Common Stock or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your Common Stock or ADSs will be treated as stock of a PFIC if the Company was a PFIC at any time during your holding period of your Common Stock or ADSs. Dividends that you receive from the Company will not be eligible for the special tax rates applicable to qualified dividend income if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks, including changes in foreign currency exchange rates, interest rates and prices of marketable equity securities. In order to hedge the risks of changes in foreign currency exchange rates and interest rates, the Company uses derivative financial instruments. The Company uses these derivative financial instruments solely for the purpose of mitigating risk and no derivative instruments are held or used for speculative purposes.

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company utilizes foreign exchange forward contracts and foreign currency option contracts primarily to fix the value of cash flows resulting from accounts receivable and payable and future transactions denominated in foreign currencies.

The following table provides information regarding the Company’s derivative financial instruments related to foreign exchange forward contracts and currency options as of March 31, 2008. All foreign exchange forward contracts and currency options have original maturities of less than one year.

Foreign Exchange Forward Contracts and Currency Options (as of March 31, 2008)

	Yen	Millions of Yen		Thousands of Dollars
	Average contractual exchange rate	Contract Amounts	Fair Value	Contract Amounts	Fair Value
Sell U.S. Dollar, Buy Yen	103.02	¥28,124	¥866	$281,240	$8,660
Sell Euro, Buy Yen	156.98	13,500	(14)	135,000	(140)
Others	—	953	43	9,530	430

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

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2008. For finance receivables and long-term debt, these tables present annual maturities and fair value. For interest rate swap contracts, the table presents weighed average rate and notional amount by expected maturity dates.

Finance Receivables excluding finance leases (as of March 31, 2008)

	Rates	Millions of Yen
		2009	2010	2011	2012	2013	2014 and thereafter	Total	Fair value
U.S. dollar	3.18%	¥89,941	¥68,467	¥37,474	¥23,655	¥10,716	¥3,150	¥233,403	¥228,902
Canadian dollar	5.05	14,686	10,775	7,580	4,480	2,186	661	40,368	39,219

		Thousands of U.S. Dollars
		2009	2010	2011	2012	2013	2014 and thereafter	Total	Fair value
U.S. dollar		$899,410	$684,670	$374,740	$236,550	$107,160	$31,500	$2,334,030	$2,289,020
Canadian dollar		146,860	107,750	75,800	44,800	21,860	6,610	403,680	392,190

Long-term trade accounts receivable (as of March 31, 2008)

	Rates	Millions of Yen
		2009	2010	2011	2012	2013	2014 and thereafter	Total	Fair value
Japanese yen	0.76%	¥23,127	¥10,823	¥7,309	¥4,564	¥2,358	¥1,283	¥49,464	¥52,154

		Thousands of U.S. Dollars
		2009	2010	2011	2012	2013	2014 and thereafter	Total	Fair value
Japanese yen		$231,270	$108,230	$73,090	$45,640	$23,580	$12,830	$494,640	$521,540

Long-term debt excluding capital lease obligations (as of March 31, 2008)

		Millions of Yen
	Weighted Average Interest rates	2009	2010	2011	2012	2013	2014 and thereafter	Total	Fair value
Japanese yen	2.39%	¥20,316	¥20,225	¥14,905	¥681	¥26,409	¥10,989	¥93,525	¥93,355
U.S. dollar	5.30	36,896	34,056	54,391	2,701	464	—	128,508	127,818
Others	5.02	5,280	9,803	2,906	2,155	938	335	21,417	21,038

		¥62,492	¥64,084	¥72,202	¥5,537	¥27,811	¥11,324	¥243,450	¥242,211

		Thousands of U.S. Dollars
		2009	2010	2011	2012	2013	2014 and thereafter	Total	Fair value
Japanese yen		$203,160	$202,250	$149,050	$6,810	$264,090	$109,890	$935,250	$933,550
U.S. dollar		368,960	340,560	543,910	27,010	4,640	—	1,285,080	1,278,180
Others		52,800	98,030	29,060	21,550	9,380	3,350	214,170	210,380

		$624,920	$640,840	$722,020	$55,370	$278,110	$113,240	$2,434,500	$2,422,110

Interest Rate Swap Contracts (as of March 31, 2008)

	Millions of Yen, except rates
	2009	2010	2011	2012	2013	2014 and thereafter	Total	Fair value
Notional amounts (Yen)	¥8,500	¥4,000	¥2,000	—	—	—	¥14,500	¥11
Average pay rate	0.83%	0.86%	1.31%	—	—	—	0.90%	—
Average receive rate	1.10%	1.06%	1.11%	—	—	—	1.09%	—

Notional amounts (U.S. dollar)	¥41,040	¥34,200	¥22,800	—	—	—	¥98,040	¥(1,116)
Average pay rate	5.11%	5.17%	5.14%	—	—	—	5.14%	—
Average receive rate	4.54%	4.66%	4.90%	—	—	—	4.67%	—

Notional amounts (Can$)	¥12,180	¥11,020	¥5,452	¥2,320	¥696	¥116	¥31,784	¥(47)
Average pay rate	4.25%	4.31%	4.39%	4.47%	4.49%	4.49%	4.30%	—
Average receive rate	4.58%	4.58%	4.58%	4.58%	4.58%	4.58%	4.56%	—

	Thousands of U.S. Dollars
	2009	2010	2011	2012	2013	2014 and thereafter	Total	Fair value
Notional amounts (Yen)	$85,000	$40,000	$20,000	—	—	—	$145,000	$110
Notional amounts (U.S. dollar)	410,400	342,000	228,000	—	—	—	980,400	(11,160)
Notional amounts (Can$)	121,800	110,200	54,520	23,200	6,960	1,160	317,840	(470)

Equity Price Risk

The Company holds available-for-sale securities included in investments. These securities are exposed to changes in equity price risks arising from changes in market prices for such securities. The Company does not hold marketable securities for trading purposes. The cost, fair value and unrealized holding gains and losses on marketable equity securities at March 31, 2008 were as follows:

	Millions of Yen				Thousands of U.S. Dollars
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Available-for-sale:
Equity securities of financial institutions	¥30,813	¥73,257	¥42,464	¥20	$308,130	$732,570	$424,640	$200
Other equity securities	20,305	61,793	42,892	1,404	203,050	617,930	428,920	14,040

	¥51,118	¥135,050	¥85,356	¥1,424	$511,180	$1,350,500	$853,560	$14,240

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934) as of March 31, 2008. Based on that evaluation, the Company’s chief executive and chief financial officers concluded that the disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, for the Company. Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2008.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu, has issued an audit report on the Company’s internal control over financial reporting. Their report appears on page F-5 of the attached Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Corporate Auditors has determined that Yoshio Suekawa qualifies as an “audit committee financial expert” as defined by the rules of the SEC. He is a certified public accountant in Japan. He started his career at Lowe Bingham and Luckie (subsequently, PricewaterhouseCoopers, Osaka) in 1959. Since then he has worked in several major accounting firms including Deloitte Touche Tohmatsu as a public accountant for more than 40 years. From 1974 to 1976 he worked at Price Waterhouse in Los Angeles. Currently he maintains Suekawa CPA Office. He was elected as one of the Company’s Corporate Auditors at the ordinary general meeting of shareholders held on June 25, 2004, and reelected at the ordinary general meeting of shareholders held on June 20, 2008. See Item 6.A. for information regarding his business experience. He meets the independence requirements imposed on corporate auditors under the Corporate Law of Japan.

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

Item 16C. Principal Accountant Fees and Services

Fees and Services of Principal Accountant

The following table discloses the aggregate fees accrued or paid to principal accountant and associated entities for each of the last 2 fiscal years:

	Millions of yen
	2007	2008
Audit Fees	¥639	¥593
Audit-Related Fees	12	17
Tax Fees	174	112
All Other Fees	8	69

Total	¥833	¥791

Audit Fees include fees charged for professional services rendered for audits of the Company’s semi-annual and annual consolidated financial statements, statutory audits of the Company and its subsidiaries.

Audit-Related Fees include fees charged for assurance and related services such as internal control reviews, and consultations concerning financial accounting and reporting standards.

Tax Fees include fees charged for services related to tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All Other Fees include fees charged for services rendered with respect to consultation relating to improvements in the Company’s internal controls.

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

•

All services necessary to perform audit or review of the Company and any subsidiaries to comply with the rules of the SEC, Corporate Law of Japan, Financial Instruments and Exchange Law of Japan, rules and regulation of Stock Exchanges in Japan and any other rules and regulation, and related consultation of accounting procedures and voluntary audit and examination of subsidiaries.

•

Audit-related services, such as due diligence related to merger & acquisition activity, audit of employee benefit plans including audit of pension fund and audit or review of information systems related to accounting.

•	Services and consultation related to the preparation of tax returns.

•	Other services, such as training of employees regarding accounting practices.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the Company’s purchases of its common stock during fiscal 2008:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2007 – April 30, 2007	9,443	1,033.59	0	0
May 1, 2007 – May 31, 2007	7,582	1,032.03	0	0
June 1, 2007 – June 30, 2007	11,358	1,019.40	0	10,000,000
July 1, 2007 – July 31, 2007	34,865	1,030.21	0	10,000,000
August 1, 2007 – August 31, 2007	16,959	974.06	0	10,000,000
September 1, 2007 – September 30, 2007	2,911,852	839.18	2,900,000	0
October 1, 2007 – October 31, 2007	10,097	930.70	0	10,000,000
November 1, 2007 – November 30, 2007	7,398	913.17	0	10,000,000
December 1, 2007 – December 31, 2007	3,011,531	833.75	3,000,000	10,000,000
January 1, 2008 – January 31, 2008	3,633	670.65	0	10,000,000
February 1, 2008 – February 28, 2008	5,230	725.25	0	10,000,000
March 1, 2008 – March 31, 2008	4,899,040	600.03	4,894,000	10,000,000

Total	10,928,988	—	10,794,000	—

Note: 1)	All purchases other than purchases publicly announced were made as a result of holders of shares less than one unit, which is 1,000 shares of common stock, requesting the Company to purchase shares that are a fraction of a unit in accordance with the Corporate law.

Note: 2)	In fiscal 2008, the Company established 4 programs of purchasing its shares on market. The Company executed the programs pursuant to Article 165, Paragraph 2 of the Corporate Law and its Articles of Incorporation. None of these programs was terminated prior to expiration. Details of each program are as follows:

(1) The program resolved at the Board of Directors’ Meeting held on June 22, 2007

i) Date of announcement:	June 22, 2007
ii) Type of shares to be repurchased:	Shares of common stock of the Company
iii) Number of shares to be repurchased:	Not exceeding 10.0 million shares
iv) Amount of shares to be repurchased:	Not exceeding ¥11.0 billion
v) Period:	From June 25, 2007 to September 27, 2007

(2) The program resolved at the Board of Directors’ Meeting held on September 28, 2007

i) Date of announcement:	September 28, 2007
ii) Type of shares to be repurchased:	Shares of common stock of the Company
iii) Number of shares to be repurchased:	Not exceeding 10.0 million shares
iv) Amount of shares to be repurchased:	Not exceeding ¥10.0 billion
v) Period:	From October 1, 2007 to December 17, 2007

(3) The program resolved at the Board of Directors’ Meeting held on December 18, 2007

i) Date of announcement:	December 18, 2007
ii) Type of shares to be repurchased:	Shares of common stock of the Company
iii) Number of shares to be repurchased:	Not exceeding 10.0 million shares
iv) Amount of shares to be repurchased:	Not exceeding ¥10.0 billion
v) Period:	From December 19, 2007 to March 24, 2008

(4) The program resolved at the Board of Directors’ Meeting held on March 25, 2008

i) Date of announcement:	March 25, 2008
ii) Type of shares to be repurchased:	Shares of common stock of the Company
iii) Number of shares to be repurchased:	Not exceeding 10.0 million shares
iv) Amount of shares to be repurchased:	Not exceeding ¥8.0 billion
v) Period:	From March 26, 2008 to June 19, 2008

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

KUBOTA CORPORATION

Date: September 12, 2008	By	/s/ Hirokazu Nara
Hirokazu Nara
Managing Director (Principal Financial and Accounting Officer)

Attachment

Kubota Corporation

Five-Year Financial Summary

Kubota Corporation and Subsidiaries    Years Ended March 31, 2008, 2007, 2006, 2005, and 2004

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2008	2007	2006	2005	2004	2008
For the year
Revenues	¥1,154,574	¥1,127,456	¥1,065,736	¥994,483	¥939,234	$11,545,740
Ratio to previous year	102.4%	105.8%	107.2%	105.9%	100.5%
Cost of revenues	824,093	794,687	753,952	716,495	703,938	8,240,930
Selling, general, and administrative expenses	192,935	199,356	186,017	182,498	199,062	1,929,350
Loss from disposal and impairment of businesses and fixed assets	671	3,066	4,709	1,414	6,359	6,710
Operating income	136,875	130,347	121,058	94,076	29,875	1,368,750
Income from continuing operations	67,837	77,743	81,149	107,132	12,848	678,370
Income (loss) from discontinued operations, net of taxes	189	(1,286)	(115)	10,769	(1,148)	1,890
Net income:	68,026	76,457	81,034	117,901	11,700	680,260
Ratio to previous year	89.0%	94.4%	68.7%	1,007.7%	—
Ratio to revenues	5.9%	6.8%	7.6%	11.9%	1.2%
At year-end
Total assets	¥1,464,270	¥1,502,532	¥1,405,402	¥1,193,056	¥1,124,225	$14,642,700
Working capital	303,177	240,417	241,786	171,326	199,747	3,031,770
Long-term debt	183,945	150,105	152,024	117,488	144,845	1,839,450
Total shareholders’ equity	648,097	659,637	606,484	481,019	391,082	6,480,970
Per common share and per 5 common shares data (Yen and U.S. Dollars):
Income from continuing operations per common share:
Basic	¥52.65	¥60.00	¥62.23	¥80.97	¥9.57	$0.53
Diluted	52.65	60.00	61.76	78.91	9.34	0.53
Income from continuing operations per 5 common shares:
Basic	¥263.27	¥299.99	¥311.13	¥404.86	¥47.86	$2.63
Diluted	263.27	299.99	308.57	394.55	46.70	2.63
Net income per common share:
Basic	¥52.80	¥59.01	¥62.14	¥89.11	¥8.72	$0.53
Diluted	52.80	59.01	61.67	86.83	8.53	0.53
Net income per 5 common shares:
Basic	¥264.01	¥295.03	¥310.69	¥445.56	¥43.58	$2.64
Diluted	264.01	295.03	308.34	434.16	42.64	2.64
Shareholders’ equity per common share outstanding	¥506.09	¥510.75	¥466.71	¥369.90	¥291.81	$5.06
Shareholders’ equity per 5 common shares outstanding	¥2,530.44	¥2,553.74	¥2,333.55	¥1,849.49	¥1,459.05	$25.30
Cash dividends per common share	¥13	¥11	¥9	¥6	¥6	$0.13
Cash dividends per 5 common shares	¥65	¥55	¥45	¥30	¥30	$0.65

Notes:	1.	The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥100=US$1. See Note 1 to the consolidated financial statements.
	2.	The Company has not accounted for a nonmonetary security exchange transaction that occurred during the year ended March 31, 1997 in accordance with accounting principles generally accepted in the United States of America. See Note 1 to the consolidated financial statements.
	3.	Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
	4.	Cash dividends per common share are based on dividends paid during the year.
	5.	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the figures of the consolidated statements of income for the prior years related to the discontinued operations have been separately reported from the ongoing operating results to conform with the current year presentation. See Note 19 to the consolidated financial statements.

•	SEGMENT INFORMATION

The following segment information for the years ended March 31, 2008 and 2007, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Industry Segments

Year Ended March 31, 2008	Millions of Yen
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥793,654	¥201,599	¥70,878	¥88,443	¥1,154,574	¥—	¥1,154,574
Intersegment	16	485	97	15,551	16,149	(16,149)	—

Total	793,670	202,084	70,975	103,994	1,170,723	(16,149)	1,154,574
Cost of revenues and operating expenses	660,709	186,849	75,997	95,427	1,018,982	(1,283)	1,017,699

Operating income (loss)	¥132,961	¥15,235	¥(5,022)	¥8,567	¥151,741	¥(14,866)	¥136,875

Identifiable assets at March 31, 2008	¥932,231	¥192,433	¥59,149	¥79,796	¥1,263,609	¥200,661	¥1,464,270
Depreciation	19,791	6,341	547	1,347	28,026	2,093	30,119
Loss from impairment	8	114	—	—	122	15	137
Capital expenditures	26,798	5,251	591	1,794	34,434	729	35,163

Year Ended March 31, 2007	Millions of Yen
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥746,808	¥194,224	¥90,613	¥95,811	¥1,127,456	¥—	¥1,127,456
Intersegment	22	768	340	16,893	18,023	(18,023)	—

Total	746,830	194,992	90,953	112,704	1,145,479	(18,023)	1,127,456
Cost of revenues and operating expenses	621,926	172,985	96,568	105,577	997,056	53	997,109

Operating income (loss)	¥124,904	¥22,007	¥(5,615)	¥7,127	¥148,423	¥(18,076)	¥130,347

Identifiable assets at March 31, 2007	¥862,298	¥197,555	¥68,742	¥97,192	¥1,225,787	¥276,745	¥1,502,532
Depreciation	16,241	4,776	590	1,305	22,912	2,182	25,094
Loss from impairment	12	—	138	—	150	298	448
Capital expenditures	30,308	4,549	647	1,830	37,334	7,381	44,715

Year Ended March 31, 2008	Thousands of U.S. Dollars
	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	$7,936,540	$2,015,990	$708,780	$884,430	$11,545,740	$—	$11,545,740
Intersegment	160	4,850	970	155,510	161,490	(161,490)	—

Total	7,936,700	2,020,840	709,750	1,039,940	11,707,230	(161,490)	11,545,740
Cost of revenues and operating expenses	6,607,090	1,868,490	759,970	954,270	10,189,820	(12,830)	10,176,990

Operating income (loss)	$1,329,610	$152,350	$(50,220)	$85,670	$1,517,410	$(148,660)	$1,368,750

Identifiable assets at March 31, 2008	$9,322,310	$1,924,330	$591,490	$797,960	$12,636,090	$2,006,610	$14,642,700
Depreciation	197,910	63,410	5,470	13,470	280,260	20,930	301,190
Loss from impairment	80	1,140	—	—	1,220	150	1,370
Capital expenditures	267,980	52,510	5,910	17,940	344,340	7,290	351,630

Geographic Segments

Year Ended March 31, 2008	Millions of Yen
	Japan	North America	Europe	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥607,377	¥332,042	¥121,114	¥94,041	¥1,154,574	¥—	¥1,154,574
Intersegment	292,371	9,160	4,142	1,623	307,296	(307,296)	—

Total	899,748	341,202	125,256	95,664	1,461,870	(307,296)	1,154,574
Cost of revenues and operating expenses	806,786	305,194	114,224	84,252	1,310,456	(292,757)	1,017,699

Operating income	¥92,962	¥36,008	¥11,032	¥11,412	¥151,414	¥(14,539)	¥136,875

Identifiable assets at March 31, 2008	¥716,207	¥487,654	¥82,992	¥100,196	¥1,387,049	¥77,221	¥1,464,270

Year Ended March 31, 2007	Millions of Yen
	Japan	North America	Europe	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥637,881	¥325,188	¥93,603	¥70,784	¥1,127,456	¥—	¥1,127,456
Intersegment	270,392	7,392	4,570	1,273	283,627	(283,627)	—

Total	908,273	332,580	98,173	72,057	1,411,083	(283,627)	1,127,456
Cost of revenues and operating expenses	810,520	297,951	89,557	62,636	1,260,664	(263,555)	997,109

Operating income	¥97,753	¥34,629	¥8,616	¥9,421	¥150,419	¥(20,072)	¥130,347

Identifiable assets at March 31, 2007	¥745,943	¥452,994	¥68,868	¥62,544	¥1,330,349	¥172,183	¥1,502,532

Year Ended March 31, 2008	Thousands of U.S. Dollars
	Japan	North America	Europe	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	$6,073,770	$3,320,420	$1,211,140	$940,410	$11,545,740	$—	$11,545,740
Intersegment	2,923,710	91,600	41,420	16,230	3,072,960	(3,072,960)	—

Total	8,997,480	3,412,020	1,252,560	956,640	14,618,700	(3,072,960)	11,545,740
Cost of revenues and operating expenses	8,067,860	3,051,940	1,142,240	842,520	13,104,560	(2,927,570)	10,176,990

Operating income	$929,620	$360,080	$110,320	$114,120	$1,514,140	$(145,390)	$1,368,750

Identifiable assets at March 31, 2008	$7,162,070	$4,876,540	$829,920	$1,001,960	$13,870,490	$772,210	$14,642,700

The segment previously classified as “Other Areas” was separately reported into “Europe” and “Other Areas” for the fiscal year ended March 31, 2008. Figures for the year ended March 31, 2007 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2008.

Revenues by Region

Year Ended March 31, 2008 and 2007	Millions of Yen				Thousands of U.S. Dollars
	2008		2007		2008
Japan	¥572,236	49.6%	¥603,502	53.5%	$5,722,360
Overseas:
North America	329,495	28.5	323,092	28.7	3,294,950
Europe	125,388	10.9	97,151	8.6	1,253,880
Other Areas	127,455	11.0	103,711	9.2	1,274,550

Subtotal	582,338	50.4	523,954	46.5	5,823,380

Total	¥1,154,574	100.0%	¥1,127,456	100.0%	$11,545,740

Notes:	1.	Revenues by region represent revenues to unaffiliated customers based on the customers’ locations.
	2.	The segment previously classified as “Other Areas” was separately reported into “Europe” and “Other Areas” for the fiscal year ended March 31, 2008. Figures for the year ended March 31, 2007 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2008, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note 1 to the consolidated financial statements, the Company has not accounted for a nonmonetary security exchange transaction that occurred during the year ended March 31, 1997 in accordance with accounting principles generally accepted in the United States of America. In our opinion, the recognition of the nonmonetary exchange gain, and the related impact in subsequent periods, is required by accounting principles generally accepted in the United States of America. If such nonmonetary security exchange had been accounted for in accordance with accounting principles generally accepted in the United States of America, retained earnings would have decreased by ¥380 million at March 31, 2007, with a corresponding increase in accumulated other comprehensive income.

In our opinion, except for the effect on the 2007 financial statements of not properly recording a nonmonetary security exchange transaction and except for the effect on the 2008, 2007, and 2006 financial statements of the omission of segment and other information required by SFAS No. 131, as discussed in the preceding paragraphs, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ Deloitte Touche Tohmatsu
Osaka, Japan
June 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the internal control over financial reporting of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2008 of the Company and our report dated June 20, 2008 expressed a qualified opinion on those financial statements because of the omission of segment and other information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”.

/s/ Deloitte Touche Tohmatsu
Osaka, Japan
June 20, 2008

Consolidated Balance Sheets

Kubota Corporation and Subsidiaries    March 31, 2008 and 2007

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2008	2007	2008
ASSETS

Current assets:
Cash and cash equivalents	¥88,784	¥82,601	$887,840
Notes and accounts receivable (Notes 3, 6, 7, 10, 15 and 18):
Trade notes	70,645	82,491	706,450
Trade accounts	209,275	235,728	2,092,750
Less: Allowance for doubtful notes and accounts receivable	(1,983)	(2,011)	(19,830)
Short-term finance receivables—net (Notes 5, 6, 7, 15 and 18)	113,409	97,798	1,134,090
Inventories (Note 2)	206,220	205,658	2,062,200
Interest in sold receivables (Note 18)	77,767	74,247	777,670
Other current assets (Notes 6, 7, 11 and 15)	58,521	40,588	585,210

Total current assets	822,638	817,100	8,226,380

Investments and long-term finance receivables:
Investments in and loan receivables to affiliated companies (Note 3)	13,646	13,754	136,460
Other investments (Note 4)	145,322	215,130	1,453,220
Long-term finance receivables—net (Notes 5, 6, 7, 15 and 18)	191,523	170,031	1,915,230

Total investments and long-term finance receivables	350,491	398,915	3,504,910

Property, plant, and equipment (Notes 7 and 17):
Land	92,208	90,416	922,080
Buildings	211,570	208,529	2,115,700
Machinery and equipment	372,425	362,732	3,724,250
Construction in progress	6,225	8,216	62,250

Total	682,428	669,893	6,824,280
Accumulated depreciation	(444,355)	(432,247)	(4,443,550)

Net property, plant, and equipment	238,073	237,646	2,380,730

Other assets:
Long-term trade accounts receivable (Note 15)	26,605	27,701	266,050
Other (Notes 8, 11 and 17)	27,444	23,981	274,440
Less: Allowance for doubtful non-current receivables (Note 6)	(981)	(2,811)	(9,810)

Total other assets	53,068	48,871	530,680

Total	¥1,464,270	¥1,502,532	$14,642,700

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2008	2007	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings (Note 7)	¥113,087	¥128,365	$1,130,870
Trade notes payable	21,232	30,487	212,320
Trade accounts payable	191,042	206,808	1,910,420
Advances received from customers	4,748	3,699	47,480
Notes and accounts payable for capital expenditures	15,436	20,895	154,360
Accrued payroll costs	27,680	28,277	276,800
Accrued expenses	32,608	32,498	326,080
Income taxes payable	12,908	23,945	129,080
Other current liabilities (Notes 11, 15 and 17)	34,744	30,280	347,440
Current portion of long-term debt (Notes 7 and 17)	65,976	71,429	659,760

Total current liabilities	519,461	576,683	5,194,610

Long-term liabilities:
Long-term debt (Notes 7, 15 and 17)	183,945	150,105	1,839,450
Accrued retirement and pension costs (Note 8)	43,790	27,306	437,900
Other long-term liabilities (Note 11)	25,747	52,732	257,470

Total long-term liabilities	253,482	230,143	2,534,820

Commitments and contingencies (Note 17)
Minority interests	43,230	36,069	432,300
Shareholders’ equity (Notes 9 and 13):
Common stock, authorized 1,874,700,000 shares in 2008 and 2007, respectively issued 1,285,919,180 shares and 1,291,919,180 shares in 2008 and 2007, respectively	84,070	84,070	840,700
Capital surplus	93,150	93,150	931,500
Legal reserve	19,539	19,539	195,390
Retained earnings (Note 3)	423,927	376,815	4,239,270
Accumulated other comprehensive income	31,177	86,247	311,770
Treasury stock (5,315,673 shares and 406,439 shares in 2008 and 2007, respectively), at cost	(3,766)	(184)	(37,660)

Total shareholders’ equity	648,097	659,637	6,480,970

Total	¥1,464,270	¥1,502,532	$14,642,700

Consolidated Statements of Income

Kubota Corporation and Subsidiaries    Years Ended March 31, 2008, 2007 and 2006

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2007	2006	2008
Revenues (Notes 3 and 5)	¥1,154,574	¥1,127,456	¥1,065,736	$11,545,740
Cost of revenues (Notes 5 and 16)	824,093	794,687	753,952	8,240,930
Selling, general, and administrative expenses (Note 16)	192,935	199,356	186,017	1,929,350
Loss from disposal and impairment of businesses and fixed assets (Note 16)	671	3,066	4,709	6,710

Operating income	136,875	130,347	121,058	1,368,750

Other income (expenses):
Interest and dividend income (Note 3)	4,472	3,283	2,807	44,720
Interest expense	(986)	(1,219)	(1,156)	(9,860)
Gain on sales of securities—net (Note 4)	704	1,313	4,703	7,040
Valuation loss on other investments	(6,715)	(524)	(403)	(67,150)
Gain on nonmonetary exchange of securities (Note 1)	—	997	15,901	—
Foreign exchange loss-net	(9,043)	(442)	(1,952)	(90,430)
Other—net	(2,730)	(2,190)	(437)	(27,300)

Other income (expenses), net	(14,298)	1,218	19,463	(142,980)

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	122,577	131,565	140,521	1,225,770

Income taxes (Note 11):
Current	43,929	48,008	34,433	439,290
Deferred	4,115	953	21,634	41,150

Total income taxes	48,044	48,961	56,067	480,440

Minority interests in earnings of subsidiaries	6,790	6,214	4,938	67,900

Equity in net income of affiliated companies (Note 3)	94	1,353	1,633	940

Income from continuing operations	67,837	77,743	81,149	678,370

Income (loss) from discontinued operations, net of taxes (Note 19)	189	(1,286)	(115)	1,890

Net income	¥68,026	¥76,457	¥81,034	$680,260

	Yen			U.S. Dollars (Note 1)
Net income (loss) per common share (Note 12):
Basic:
Continuing operations	¥52.65	¥60.00	¥62.23	$0.53
Discontinued operations	0.15	(0.99)	(0.09)	0.00

Net income	¥52.80	¥59.01	¥62.14	$0.53

Diluted:
Continuing operations	¥52.65	¥60.00	¥61.76	$0.53
Discontinued operations	0.15	(0.99)	(0.09)	0.00

Net income	¥52.80	¥59.01	¥61.67	$0.53

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Kubota Corporation and Subsidiaries    Years Ended March 31, 2008, 2007 and 2006

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2007	2006	2008
Net income	¥68,026	¥76,457	¥81,034	$680,260

Other comprehensive income (loss), net of tax (Note 13):
Foreign currency translation adjustments	(1,425)	4,670	13,570	(14,250)
Unrealized gains (losses) on securities	(36,834)	(13,607)	45,017	(368,340)
Unrealized gains (losses) on derivatives	(485)	(244)	675	(4,850)
Pension liability adjustment	(16,326)	—	—	(163,260)

Other comprehensive income (loss)	(55,070)	(9,181)	59,262	(550,700)

Comprehensive income	¥12,956	¥67,276	¥140,296	$129,560

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Kubota Corporation and Subsidiaries    Years Ended March 31, 2008, 2007 and 2006

		Millions of Yen
	Shares of Common Stock Outstanding (Thousands)	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2005	1,300,413	¥78,156	¥87,263	¥19,539	¥290,187	¥27,507	¥(21,633)
Net income					81,034
Other comprehensive income						59,262
Cash dividends, ¥9 per common share					(11,769)
Purchases of treasury stock	(16,285)						(14,863)
Retirement of treasury stock					(36,336)		36,336
Conversion of bonds	15,360	5,914	5,887

Balance, March 31, 2006	1,299,488	84,070	93,150	19,539	323,116	86,769	(160)
Net income					76,457
Other comprehensive loss						(9,181)
Adjustment to initially adopt SFAS No. 158, net of taxes						8,659
Cash dividends, ¥11 per common share					(14,274)
Purchases of treasury stock	(7,975)						(8,508)
Retirement of treasury stock					(8,484)		8,484

Balance, March 31, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)
Cumulative effect of adopting FIN 48					261
Net income					68,026
Other comprehensive loss						(55,070)
Cash dividends, ¥13 per common share					(16,777)
Purchases of treasury stock	(10,909)						(7,980)
Retirement of treasury stock					(4,398)		4,398

Balance, March 31, 2008	1,280,604	¥84,070	¥93,150	¥19,539	¥423,927	¥31,177	¥(3,766)

	Thousands of U.S. Dollars (Note 1)
	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance, March 31, 2007	$840,700	$931,500	$195,390	$3,768,150	$862,470	$(1,840)
Cumulative effect of adopting FIN 48				2,610
Net income				680,260
Other comprehensive loss					(550,700)
Cash dividends, $0.13 per common share				(167,770)
Purchases of treasury stock						(79,800)
Retirement of treasury stock				(43,980)		43,980

Balance, March 31, 2008	$840,700	$931,500	$195,390	$4,239,270	$311,770	$(37,660)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kubota Corporation and Subsidiaries    Years Ended March 31, 2008, 2007 and 2006

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2008	2007	2006	2008
Operating activities:
Net income	¥68,026	¥76,457	¥81,034	$680,260
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,565	27,097	25,821	305,650
Gain on sales of securities	(704)	(1,313)	(4,703)	(7,040)
Gain on nonmonetary exchange of securities	—	(997)	(15,901)	—
Valuation loss on other investments	6,715	524	403	67,150
Loss from disposal of fixed assets	925	1,172	23	9,250
Minority interests in earnings of subsidiaries	6,790	6,214	4,938	67,900
Equity in net income of affiliated companies	(94)	(1,353)	(1,633)	(940)
Deferred income taxes	4,115	953	21,634	41,150
Change in assets and liabilities:
Decrease in notes and accounts receivable	31,750	35	11,099	317,500
Increase in inventories	(6,656)	(24,255)	(11,736)	(66,560)
Increase in other current assets	(20,072)	(3,935)	(10,559)	(200,720)
Increase (decrease) in trade notes and accounts payable	(23,311)	11,999	(4,060)	(233,110)
Increase (decrease) in income taxes payable	(10,842)	11,305	(167)	(108,420)
Increase in other current liabilities	7,539	5,085	4,408	75,390
Decrease in accrued retirement and pension costs	(10,998)	(10,942)	(12,514)	(109,980)
Other	6,362	(1,216)	(230)	63,620

Net cash provided by operating activities	90,110	96,830	87,857	901,100

Investing activities:
Purchases of fixed assets	(35,735)	(34,286)	(25,680)	(357,350)
Purchases of investments and change in loan receivables	3,337	(1,311)	442	33,370
Proceeds from sales of property, plant, and equipment	115	3,709	5,568	1,150
Proceeds from sales of investments	490	2,391	8,717	4,900
Increase in finance receivables	(196,494)	(190,098)	(142,393)	(1,964,940)
Collection of finance receivables	155,202	129,442	80,163	1,552,020
Sales of finance receivables	—	—	11,753	—
Other	741	146	138	7,410

Net cash used in investing activities	(72,344)	(90,007)	(61,292)	(723,440)

Financing activities:
Proceeds from issuance of long-term debt	113,962	86,434	88,829	1,139,620
Repayments of long-term debt	(84,895)	(73,654)	(71,719)	(848,950)
Net increase (decrease) in short-term borrowings	(15,840)	(5,937)	335	(158,400)
Cash dividends	(16,777)	(14,274)	(11,769)	(167,770)
Purchases of treasury stock	(7,997)	(8,515)	(14,898)	(79,970)
Other	(133)	(889)	(964)	(1,330)

Net cash used in financing activities	(11,680)	(16,835)	(10,186)	(116,800)

Effect of exchange rate changes on cash and cash equivalents	97	755	916	970

Net increase (decrease) in cash and cash equivalents	6,183	(9,257)	17,295	61,830
Cash and cash equivalents, beginning of year	82,601	91,858	74,563	826,010

Cash and cash equivalents, end of year	¥88,784	¥82,601	¥91,858	$887,840

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Kubota Corporation and Subsidiaries    Years Ended March 31, 2008, 2007 and 2006

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

Translation into United States Dollars

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the parent company is incorporated and operates. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2008 of ¥100 =US$1, solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

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

The Company had been involved with a VIE, which was engaged in sales activities within the Internal Combustion Engine and Machinery segment until March 31, 2007. The VIE was consolidated by the Company in accordance with FIN46R. Total assets of the VIE at March 31, 2007 were ¥1,057 million. All assets of the VIE were not collateral for the VIE’s obligations. In the year ended March 31, 2008, the VIE was liquidated, and there were no VIEs at March 31, 2008.

Intercompany items have been eliminated in consolidation.

Investments in affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies, but where the Company does not have a controlling financial interest are accounted for using the equity method.

Use of Estimates

Preparing financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Significant estimates and assumptions are used primarily in the area of inventory valuation, impairment of investments, impairment of long-lived assets, valuation allowance for deferred tax assets, collectibility of notes and receivable, uncertain tax positions, accruals for employee retirement and pension plans, revenue recognition for long-term contracts, and loss contingencies. Actual results could differ from those estimates.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries, using the local currency as their functional currency, are translated to Japanese yen based on the current exchange rate prevailing at each balance sheet date and any resulting translation adjustments are included in accumulated other comprehensive income (loss). Revenues and expenses are translated into Japanese yen using the average exchange rates prevailing for each period presented.

Revenue Recognition

The Company recognizes revenue related to product sales when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured.

Sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer for short-term contracts, and recorded under the percentage-of-completion method of accounting for long-term contracts. (See Note 10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS.) Estimated losses on sales contracts are charged to income in the period in which they are identified. The percentages of revenues to consolidated revenues for the years ended March 31, 2008, 2007, and 2006 that pertain to long-term contracts were 1.7%, 1.8%, and, 4.0%, respectively.

Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations. The percentages of revenues to consolidated revenues for the years ended March 31, 2008, 2007, and 2006 that pertain to housing real estate sales were 0.3%, 0.8%, and 0.5%, respectively.

Finance receivables are composed of the total arrangement fee less unamortized discounts. Based on imputed interest for the time value of money and reserve for credit losses, income is recorded over the terms of the receivables using the interest method.

Securitization of Receivables

The Company sells trade and finance receivables to investors through independent securitization trusts. At the time the receivables are sold to the securitization trusts, the balances are removed from the consolidated balance sheets of the Company. The investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. The gain or loss for each qualifying sale of receivables is determined based on book value allocated to the portion sold. If forecasted future cash flows result in an other-than-temporary decline in the fair value of the retained interests, then an impairment loss is recognized to the extent that the fair value is less than the carrying amount. Such losses would be included in the consolidated statements of income. The Company estimates fair value based on the present value of future expected cash flows less credit losses.

The Company continues to service the receivables for a fee based on a percentage of the receivables transferred. The investors and the securitization trusts have no recourse to the Company’s assets for failure of debtors to pay when due.

Allowance for Doubtful Receivables

The Company provides an allowance for doubtful notes, receivables, and interest in sold receivables. The allowance for these doubtful receivables is based on historical collection trends and management’s judgement on the collectibility of these accounts. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any adjustment required to the allowance is reflected in current operations.

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

If EITF 91-5 had been adopted, net income for the year ended March 31, 1997 would have increased by ¥3,081 million reflecting the unrecognized gain on the initial nonmonetary exchange, and net losses for the years ended March 31 from 1999 through 2003 would have increased totaling ¥3,461 million reflecting primarily subsequent losses on sales and impairment of the investment. There would have been no material impact on operating results for the years ended March 31, 2008, 2007, and 2006. Retained earnings would have decreased by ¥380 million at March 31, 2007, with a corresponding increase in accumulated other comprehensive income. The impact in retained earnings and accumulated other comprehensive income at March 31, 2008 is not material.

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

For the year ended March 31, 2007, the Company accounted for gain on nonmonetary exchange of securities of ¥997 million, based on the fair value of Hankyu Hanshin’s common shares of ¥1,205 million less carrying amounts of Hanshin’s common shares of ¥208 million.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of plant and equipment is principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives are principally as follows:

Buildings	10~50 years
Machinery and equipment	2~14 years

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” and FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.”

Under SFAS No. 109, deferred tax assets and liabilities are computed based on the differences between the financial statement and the income tax bases of assets and liabilities and tax loss and other carry forwards using the enacted tax rate. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that management believes will more likely than not be realized.

The Company adopted the provisions of FIN48 on April 1, 2007. The Company recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income.

Retirement and Pension Plans

The Company accounts for retirement and pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” The Company adopted the recognition and disclosure provisions of SFAS No. 158 on March 31, 2007. The Company recognizes the overfunded or underfunded status of the defined benefit plan as an asset or a liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income, net of tax. The Company’s measurement date of benefit obligations and plan assets is March 31.

The Company amortizes the prior service costs (benefits) due to amendments of the benefit plans over approximately 15 years. The Company immediately recognizes net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, while the portion between 10% and 20% is amortized over the average participants’ remaining service period (approximately 14 years).

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

Accounting for Sales Tax

Revenues are presented exclusive of sales tax.

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

The Company also accrues an estimated loss from asbestos-related matters by a charge to income if both of the following conditions are met:

(a)	It is probable that a liability had been incurred at the date of financial statements.

(b)	The amount of loss can be reasonably estimated.

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

On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions. The Company considers all hedges to be highly effective in offsetting changes in cash flows of hedged items, because the currency, index of interest rates, amount, and terms of the derivatives correspond to those of the hedged items in accordance with the Company’s policy.

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

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2008, 2007, and 2006, time deposits with original maturities of three months or less amounting to ¥3,915 million ($39,150 thousand), ¥3,832 million, and ¥4,195 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥12,875 million ($128,750 thousand), ¥11,066 million, and ¥6,911 million, and for income taxes amounted to ¥56,535 million ($565,350 thousand), ¥36,733 million, and ¥32,724 million for the years ended March 31, 2008, 2007, and 2006, respectively.

The Company retired treasury stock of ¥4,398 million ($43,980 thousand), ¥8,484 million, and ¥36,336 million during the years ended March 31, 2008, 2007, and 2006, respectively.

Convertible bonds of ¥11,801 million were converted into common stock for the year ended March 31, 2006.

The Company capitalized leased assets under capital leases of ¥3,678 million ($36,780 thousand), ¥4,231 million, and ¥3,945 million for the years ended March 31, 2008, 2007, and 2006, respectively.

New Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertainty in income tax return. This interpretation is effective in fiscal years beginning after December 15, 2006, and was adopted by the Company on April 1, 2007, resulting mainly in a ¥3,334 million increase of other assets, a ¥3,230 million increase of other long-term liabilities, and a ¥261 million increase of retained earnings.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value and expands disclosures about fair value measurements that are required or permitted under other accounting pronouncements. This statement is effective in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material impact on the Company’s consolidated result of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of SFAS No. 115.” This statement offers an irrevocable option to report selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement is effective in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material impact on the Company’s consolidated result of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” SFAS No. 141 (revised 2007) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statements of income. These statements are effective in fiscal years beginning after December 15, 2008. The Company is currently calculating the impact of applying the statements on the consolidated financial statements.

2. INVENTORIES

Inventories at March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Manufacturing:
Finished products	¥128,561	¥123,901	$1,285,610
Spare parts	23,359	21,332	233,590
Work in process	34,036	31,793	340,360
Raw materials and supplies	20,264	23,100	202,640

Subtotal	206,220	200,126	2,062,200

Real estate:
Completed projects, land to be developed, and projects under development	—	5,532	—

	¥206,220	¥205,658	$2,062,200

3. INVESTMENTS IN AND LOAN RECEIVABLES TO AFFILIATED COMPANIES

Investments in and loan receivables to affiliated companies at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Investments	¥13,640	¥13,734	$136,400
Loan receivables	6	20	60

	¥13,646	¥13,754	$136,460

A summary of financial information of affiliated companies is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2008 and 2007	2008	2007	2008
Current assets	¥69,686	¥59,006	$696,860
Noncurrent assets	57,019	57,354	570,190

Total assets	126,705	116,360	1,267,050
Current liabilities	73,188	62,182	731,880
Noncurrent liabilities	19,929	21,542	199,290

Net assets	¥33,588	¥32,636	$335,880

	Millions of Yen			Thousands of U.S. Dollars
Years Ended March 31, 2008, 2007, and 2006	2008	2007	2006	2008
Revenues	¥215,574	¥219,750	¥219,920	$2,155,740
Cost of revenues	162,533	161,392	162,124	1,625,330
Net income	482	2,956	3,126	4,820

Trade notes and accounts receivable from affiliated companies at March 31, 2008 and 2007 were ¥17,185 million ($171,850 thousand) and ¥18,411 million, respectively.

Revenues from affiliated companies aggregated ¥48,847 million ($488,470 thousand), ¥51,882 million, and ¥54,484 million for the years ended March 31, 2008, 2007, and 2006, respectively.

Cash dividends received from affiliated companies were ¥31 million ($310 thousand), ¥28 million, and ¥48 million for the years ended March 31, 2008, 2007, and 2006, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥8,817 million ($88,170 thousand) and ¥8,729 million at March 31, 2008 and 2007, respectively.

4. OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2008 and 2007 were as follows:

	Millions of Yen
	2008				2007
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥30,813	¥73,257	¥42,464	¥20	¥36,988	¥125,948	¥88,960	¥—
Other equity securities	20,305	61,793	42,892	1,404	21,119	77,778	56,677	18

	¥51,118	¥135,050	¥85,356	¥1,424	¥58,107	¥203,726	¥145,637	¥18

	Thousands of U.S. Dollars
	2008
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	$308,130	$732,570	$424,640	$200
Other equity securities	203,050	617,930	428,920	14,040

	$511,180	$1,350,500	$853,560	$14,240

Gross unrealized holding losses and fair values on available-for-sale securities that are not deemed to be other-than- temporarily impaired at March 31, 2008 and 2007 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of Yen
	2008				2007
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥249	¥20	¥—	¥—	¥—	¥—	¥—	¥—
Other equity securities	3,142	1,404	—	—	154	18	—	—

	¥3,391	¥1,424	¥—	¥—	¥154	¥18	¥—	¥—

	Thousands of U.S. Dollars
	2008
	Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	$2,490	$200	$—	$—
Other equity securities	31,420	14,040	—	—

	$33,910	$14,240	$—	$—

For the years ended March 31, 2008, 2007, and 2006, valuation losses on other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥6,715 million ($67,150 thousand), ¥524 million, and ¥403 million, respectively.

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Proceeds from sales of available-for-sale securities	¥2,001	¥2,749	¥8,970	$20,010
Gross realized gains	705	1,463	4,944	7,050
Gross realized losses	(1)	(150)	(241)	(10)

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥10,272 million ($102,720 thousand) and ¥11,404 million at March 31, 2008 and 2007, respectively. Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method. Each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

5. FINANCE RECEIVABLES

The Company provides retail finance and finance leases to customers mainly in order to support sales of farm equipment and construction machinery.

Finance receivables—net at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Retail	¥273,771	¥253,755	$2,737,710
Finance leases	39,536	17,767	395,360

Total finance receivables	313,307	271,522	3,133,070
Less:
Unearned income	(6,995)	(2,621)	(69,950)
Allowance for credit losses	(1,380)	(1,072)	(13,800)

Total finance receivables—net	304,932	267,829	3,049,320
Less current portion	(113,409)	(97,798)	(1,134,090)

Long-term finance receivables—net	¥191,523	¥170,031	$1,915,230

Annual maturities of retail finance receivables and future minimum lease payments on finance leases at March 31, 2008 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
Years Ending March 31,	Retail	Finance Leases	Retail	Finance Leases
2009	¥104,627	¥12,525	$1,046,270	$125,250
2010	79,242	10,387	792,420	103,870
2011	45,054	8,649	450,540	86,490
2012	28,135	5,100	281,350	51,000
2013	12,902	2,224	129,020	22,240
2014 and thereafter	3,811	651	38,110	6,510

Total	¥273,771	¥39,536	$2,737,710	$395,360

There is no estimated unguaranteed residual value on finance leases at March 31, 2008.

Revenues and cost of revenues for the years ended March 31, 2008, 2007, and 2006 included finance income and expenses as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Finance income	¥27,539	¥22,217	¥15,311	$275,390
Finance expenses	15,363	12,282	7,196	153,630

The Company sells finance receivables. (See Note 18. SECURITIZATION OF RECEIVABLES.) Pretax gains or losses on such sales are included in finance income or finance expenses in the table above.

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful notes and accounts receivable for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Balance at beginning of year	¥2,011	¥2,155	¥2,257	$20,110
Provision for doubtful accounts	482	255	55	4,820
Write-offs	(531)	(468)	(179)	(5,310)
Other	21	69	22	210

Balance at end of year	¥1,983	¥2,011	¥2,155	$19,830

The changes in the allowance for doubtful non-current receivables for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Balance at beginning of year	¥2,811	¥3,913	¥4,474	$28,110
Provision for doubtful accounts	140	13	101	1,400
Write-offs	(137)	(792)	(313)	(1,370)
Other	(1,833)	(323)	(349)	(18,330)

Balance at end of year	¥981	¥2,811	¥3,913	$9,810

The changes in the allowance for finance receivables for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Balance at beginning of year	¥1,072	¥1,017	¥818	$10,720
Provision for doubtful accounts	542	203	331	5,420
Write-offs	(133)	(108)	(250)	(1,330)
Other	(101)	(40)	118	(1,010)

Balance at end of year	¥1,380	¥1,072	¥1,017	$13,800

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2008 and 2007 consisted of notes payable to banks of ¥113,087 million ($1,130,870 thousand) and ¥128,365 million, respectively.

Stated annual interest rates of short-term borrowings ranged primarily from 0.50% to 5.59% and from 0.81% to 5.77% at March 31, 2008 and 2007, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2008 and 2007 were 4.9% and 5.3%, respectively.

Available lines of credit with certain banks totaled ¥20,000 million ($200,000 thousand) at March 31, 2008 and 2007. The Company had no outstanding borrowings as of March 31, 2008 and 2007 related to lines of credit.

Long-term debt at March 31, 2008 and 2007 consisted of the following:

	Due in Years Ending March 31	Millions of Yen		Thousands of U.S. Dollars
		2008	2007	2008
Unsecured bonds:
1.20% yen notes	2011	¥10,000	¥10,000	$100,000
1.54% yen notes	2013	10,000	10,000	100,000
1.27% yen notes	2013	10,000	—	100,000
1.53% yen notes	2015	10,000	—	100,000
Loans, principally from banks and insurance companies, maturing on various dates through 2015:
Collateralized		64,399	70,491	643,990
Unsecured		139,051	124,466	1,390,510
Capital lease obligations		6,471	6,577	64,710

Total		249,921	221,534	2,499,210
Less current portion		(65,976)	(71,429)	(659,760)

		¥183,945	¥150,105	$1,839,450

The interest rates on unsecured bonds were fixed. The interest rates of the long-term loans from banks and insurance companies were principally fixed. The weighted average rates at March 31, 2008 and 2007 were 4.2% and 3.6%, respectively.

Annual maturities of long-term debt at March 31, 2008 were as follows:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥65,976	$659,760
2010	65,958	659,580
2011	73,041	730,410
2012	5,713	57,130
2013	27,880	278,800
2014 and thereafter	11,353	113,530

Total	¥249,921	$2,499,210

At March 31, 2008 and 2007, assets pledged as collateral for debt were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Trade notes	¥439	¥456	$4,390
Trade accounts	3,422	2,524	34,220
Other current assets	950	—	9,500
Finance receivables	101,945	117,835	1,019,450
Property, plant, and equipment	9,932	9,646	99,320

Total	¥116,688	¥130,461	$1,166,880

Other current assets consist of the time deposits which are pledged as collateral and are deemed restricted in accordance with the terms of borrowing.

The above assets were pledged against the following liabilities:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Short-term borrowings	¥31,434	¥35,927	$314,340
Current portion of long-term debt	27,862	28,709	278,620
Long-term debt	36,537	41,782	365,370

Total	¥95,833	¥106,418	$958,330

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

The Company adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” on March 31, 2007. The Company recognizes the underfunded status of the defined benefit postretirement plan as a liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income, net of tax. The statement replaced SFAS No. 87, “Employers’ Accounting for Pensions” which required the reporting of at least minimum pension liability measured as excess of the accumulated benefit obligation over the fair value of the plan assets. The amount of pension liability adjustment is comprised of prior service cost (benefit) and actuarial loss (gain), which will be subsequently recognized as net periodic benefit cost in the consolidated statements of income pursuant to the Company’s accounting policy for amortizing such amounts.

Net periodic benefit cost for the unfunded severance indemnity plan and the defined benefit pension plan of the parent company and certain subsidiaries for the years ended March 31, 2008, 2007, and 2006 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Service cost	¥5,830	¥5,974	¥6,841	$58,300
Interest cost	3,751	3,799	3,858	37,510
Expected return on plan assets	(3,023)	(2,748)	(2,277)	(30,230)
Amortization of prior service benefit	(808)	(777)	(780)	(8,080)
Transfer to an affiliated company	—	—	(514)	—

Net periodic benefit cost	¥5,750	¥6,248	¥7,128	$57,500

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Change in benefit obligations:
Benefit obligations at beginning of year	¥174,242	¥176,109	$1,742,420
Service cost	5,830	5,974	58,300
Interest cost	3,751	3,799	37,510
Amendments	—	(439)	—
Actuarial loss	695	1,024	6,950
Benefits paid (lump-sum payments)	(7,670)	(8,868)	(76,700)
Benefits paid (annuity payments)	(3,758)	(3,446)	(37,580)
Foreign currency exchange rate changes	599	89	5,990

Benefit obligations at end of year	¥173,689	¥174,242	$1,736,890

Change in plan assets:
Fair value of plan assets at beginning of year	¥147,066	¥142,755	$1,470,660
Actual return on plan assets	(22,689)	(366)	(226,890)
Employer contributions	13,849	13,338	138,490
Benefits paid (lump-sum payments)	(4,703)	(5,293)	(47,030)
Benefits paid (annuity payments)	(3,758)	(3,446)	(37,580)
Foreign currency exchange rate changes	595	78	5,950

Fair value of plan assets at end of year	¥130,360	¥147,066	$1,303,600

Funded status at end of year	¥(43,329)	¥(27,176)	$(433,290)

Accumulated benefit obligations at March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Accumulated benefit obligations:
Accumulated benefit obligations at end of year	¥168,530	¥168,808	$1,685,300

Projected benefit obligations and fair value of plan assets with projected benefit obligations in excess of plan assets, and accumulated benefit obligations and fair value of plan assets with accumulated benefit obligations in excess of plan assets were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Retirement and pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥170,659	¥171,494	$1,706,590
Fair value of plan assets	126,869	144,016	1,268,690
Retirement and pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	165,500	166,060	1,655,000
Fair value of plan assets	126,869	144,016	1,268,690

Amounts recognized in the consolidated balance sheets at March 31, 2008 and 2007 consist of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Accrued retirement and pension costs	¥(43,790)	¥(27,306)	$(437,900)
Prepaid expenses for benefit plans, included in other assets	461	130	4,610

Funded status	¥(43,329)	¥(27,176)	$(433,290)

Amounts recognized in accumulated other comprehensive income, before tax, at March 31, 2008 and 2007 consist of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Actuarial loss (gain)	¥18,862	¥(7,873)	$188,620
Prior service benefit	(6,052)	(6,860)	(60,520)

Total recognized in accumulated other comprehensive income	¥12,810	¥(14,733)	$128,100

Amounts of estimated actuarial loss and prior service benefit that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending March 31, 2009 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Actuarial loss	¥128	$1,280
Prior service benefit	(808)	(8,080)

The weighted-average discount rate used in calculating benefit obligations at March 31, 2008 and 2007 was 2.5%.

Weighted-average assumptions used in calculating net periodic benefit cost for the years ended March 31, 2008, 2007, and 2006 were as follows:

	2008	2007	2006
Discount rate	2.5%	2.5%	2.5%
Expected return on plan assets	3.0	3.0	3.0
Rate of compensation increase	—	—	6.5

The rate of compensation increase was not used in the calculations of benefit obligations at March 31, 2008 and 2007, or net periodic benefit cost for the years ended March 31, 2008 and 2007 as a result of transition to the point-based benefits system. Under the system, the benefit obligations and the net periodic benefit cost are determined using cumulative points and not salaries. The benefit obligations at March 31, 2008 and 2007, and the net periodic benefit cost for the years ended March 31, 2008 and 2007 were calculated on the basis of an annual increase in points of 0.2%~9.6%.

The expected rate of return on plan assets is determined after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, the Company’s principal policy for plan asset management, and forecasted market conditions.

Pension plan weighted-average asset allocations by asset category were as follows:

	2008	2007
Equity securities	38.1%	44.6%
Debt securities	61.1	54.9
Other	0.8	0.5

	100.0%	100.0%

The Company’s investment policy is to invest in equity securities and debt securities of companies in Japan and overseas primarily in Europe and the United States in order to diversify risk. The Company evaluates the gap between expected and actual rate of return on invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the portfolio. The Company revises the portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

Employer contributions to pension plans for the year ending March 31, 2009 are expected to be ¥14,216 million ($142,160 thousand).

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2009	¥12,309	$123,090
2010	12,504	125,040
2011	12,328	123,280
2012	12,185	121,850
2013	12,085	120,850
2014-2018	54,021	540,210

9. SHAREHOLDERS’ EQUITY

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the “Corporate Law”), which reformed and replaced the Japanese Commercial Code with various revisions that are, for the most part, applicable to events or transactions which occur on and after May 1, 2006 and for the fiscal years ended on and after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

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

Under the Corporate Law, the amount available for dividends is based on retained earnings, less treasury stock, as recorded on the books of the parent Company. Certain adjustments, not recorded on the parent company’s books, are reflected in the consolidated financial statements. At March 31, 2008, retained earnings, less treasury stock, recorded on the parent company’s books of account were ¥227,470 million ($2,274,700 thousand).

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

10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS

Long-term contracts accepted by the Company consist mainly of construction works with the Japanese national government and local governments, such as construction of environmental control plants and facilities for water supply. These contracts are generally completed within two to three years.

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

In the situation where an option or an addition which has separate content from an existing contract has occurred, it is treated as a separate contract and, if otherwise, is combined with the original contract. Additional contract revenue arising from any claims for customer-caused reasons is recognized when the contract modification is completed. Any revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are accounted for in the consolidated statements of income for the fiscal year in which the contract modification has been completed. A disclosure is made of the effect of such revisions in the financial statements, if significant.

Notes receivable and accounts receivable related to the long-term contracts accounted for under the percentage of completion method at March 31, 2008 and 2007 were as follows:

Years Ended March 31	Millions of Yen						Thousands of U.S. Dollars
	2008			2007			2008
	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years	Less than 1 year	1-2 years	2-3 years
Notes receivable	¥427	¥—	¥—	¥—	¥—	¥—	$4,270	$—	$—
Accounts receivable	6,411	15	—	9,244	679	—	64,110	150	—

	¥6,838	¥15	¥—	¥9,244	¥679	¥—	$68,380	$150	$—

A large portion of such receivables had been billed to customers, and the total aggregated amounts which had not been billed or were not billable were not material at March 31, 2008 and 2007. The total aggregated amounts subject to uncertainty were not material.

With respect to the inventories related to the long-term contracts, the aggregated amounts of manufacturing or production costs which exceeds the aggregated estimate costs of all in-process, the total aggregated amounts subject to uncertainty, and advances receipt offset with inventories were not material at March 31, 2008 and 2007.

11. INCOME TAXES

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies and income taxes for the years ended March 31, 2008, 2007, and 2006 were comprised of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies:
Domestic	¥65,172	¥80,208	¥102,857	$651,720
Foreign	57,405	51,357	37,664	574,050

	¥122,577	¥131,565	¥140,521	$1,225,770

Income taxes:
Current—
Domestic	¥26,550	¥28,184	¥18,065	$265,500
Foreign	17,379	19,824	16,368	173,790

	43,929	48,008	34,433	439,290

Deferred—
Domestic	3,537	3,415	24,522	35,370
Foreign	578	(2,462)	(2,888)	5,780

	4,115	953	21,634	41,150

Total	¥48,044	¥48,961	¥56,067	$480,440

The effective income tax rates of the Company for each of the three years in the period ended March 31, 2008 differed from the normal Japanese statutory tax rates as follows:

	2008	2007	2006
Normal Japanese statutory tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Increase (decrease) in valuation allowance	0.1	(1.4)	(0.3)
Permanently nondeductible expenses	0.4	0.7	0.4
Nontaxable dividend income	(0.4)	(0.2)	(0.2)
Extra tax deduction on expenses for research and development	(1.7)	(1.9)	(1.2)
Other—net	0.2	(0.6)	0.6

Effective income tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	39.2%	37.2%	39.9%

Net deferred tax balances at March 31, 2008 and 2007 were reflected in the accompanying consolidated balance sheets under the following line items:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Other current assets	¥33,614	¥37,467	$336,140
Other assets	4,392	4,046	43,920
Other current liabilities	—	(60)	—
Other long-term liabilities	(15,859)	(50,208)	(158,590)

Net deferred tax assets (liabilities)	¥22,147	¥(8,755)	$221,470

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Deferred tax assets:
Allowance for doubtful receivables	¥1,109	¥1,540	$11,090
Intercompany profits	11,793	12,340	117,930
Adjustment of investment securities	11,498	11,322	114,980
Write-downs of inventories and fixed assets	1,643	2,834	16,430
Accrued bonus	6,466	6,173	64,660
Retirement and pension costs	21,752	15,123	217,520
Tax loss and credit carryforwards	3,676	4,390	36,760
Other temporary differences	21,195	23,615	211,950

Subtotal	79,132	77,337	791,320
Less valuation allowance	(1,326)	(1,212)	(13,260)

	¥77,806	¥76,125	$778,060

Deferred tax liabilities:
Adjustment of investment securities	¥38,259	¥66,015	$382,590
Unremitted earnings of foreign subsidiaries and affiliates	11,165	9,511	111,650
Other temporary differences	6,235	9,354	62,350

	¥55,659	¥84,880	$556,590

Deferral of income taxes relating to intercompany profits of ¥11,793 million ($117,930 thousand) and ¥12,340 million at March 31, 2008 and 2007 included in the above table is accounted for in accordance with Accounting Research Bulletins No. 51, “Consolidated Financial Statements.” The movements of ¥(547) million ($(5,470) thousand), ¥878 million, and ¥2,157 million for the years ended March 31, 2008, 2007, and 2006 in such deferral of income taxes are presented as “Income taxes – Deferred” in the consolidated statements of income. The total amounts of deferred tax assets recorded in accordance with SFAS No. 109, “Accounting for Income Taxes” were ¥66,013 million ($660,130 thousand) and ¥63,785 million at March 31, 2008 and 2007, respectively.

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

The changes in the valuation allowance for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Balance at beginning of year	¥1,212	¥3,439	¥3,824	$12,120
Addition	421	548	508	4,210
Deduction	(307)	(2,775)	(893)	(3,070)

Balance at end of year	¥1,326	¥1,212	¥3,439	$13,260

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2008.

At March 31, 2008, the tax loss carryforwards in the aggregate amounted to ¥8,773 million ($87,730 thousand), which are available to offset future taxable income, and will expire in the period from 2009 through 2013.

The Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” on April 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended March 31, 2008 is as follows:

	Millions of Yen	Thousands of U.S. Dollars
Balance at beginning of year	¥3,491	$34,910
Gross increase for tax positions taken in prior years	3,535	35,350
Gross decrease for tax positions taken in prior years	(40)	(400)
Settlements	(11)	(110)
Lapse of statute of limitations	(9)	(90)
Other	(16)	(160)

Balance at end of year	¥6,950	$69,500

Total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is not material.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both interest and penalties accrued at March 31, 2008 and interest and penalties included in income taxes for the year ended March 31, 2008 are not material.

During the year ended March 31, 2008, the U.S. Internal Revenue Service (“IRS”) and the National Taxation Agency in Japan (“NTA”) reached an agreement on a bilateral Advance Pricing Agreement (“APA”), for which the Company had submitted requests with respect to certain intercompany transactions between related parties in U.S. and Japan. The Company accrued an estimated additional tax payment to the NTA of ¥6,521 million ($65,210 thousand) in other long-term liabilities and recognized an estimated tax refund from the IRS of ¥5,941 million ($59,410 thousand) in other assets at March 31, 2008. These estimates may be adjusted in the future through the final period covered by the APA. It is reasonably possible that the amount of unrecognized tax benefits due to the APA may significantly increase or decrease within the next 12 months depending on the business results of the U.S. subsidiaries. The Company believes that it is difficult to estimate reasonably the range of the business results of the U.S. subsidiaries in the future periods. However, a significant increase or decrease in the amount of unrecognized tax benefits due to the APA would not have a material effect on the Company’s consolidated results of operations or financial position since the tax refund from the IRS will increase or decrease in proportion to the increase or decrease of additional tax payment to the NTA.

The Company files income tax returns in Japan, U.S., and various foreign tax jurisdictions. With limited exception, the Company is no longer subject to regular income tax examinations by the tax authorities for the years on or before March 31, 2005 in Japan, and for the years on or before December 31, 2000 in U.S., respectively. While the tax authority could conduct a transfer pricing examination for the years on and after April 1, 2001, the intercompany transactions between related parties in U.S. and Japan will not be subject to a tax examination since the APA between U.S. and Japan has been agreed.

12. NET INCOME (LOSS) PER COMMON SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computation for the years ended March 31, 2008, 2007, and 2006 was as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Basic net income (loss):
Income from continuing operations	¥67,837	¥77,743	¥81,149	$678,370
Income (loss) from discontinued operations, net of taxes	189	(1,286)	(115)	1,890

Net income	¥68,026	¥76,457	¥81,034	$680,260

Effect of dilutive convertible bonds	¥—	¥—	¥55	$—

Diluted net income (loss):
Income from continuing operations	¥67,837	¥77,743	¥81,204	$678,370
Income (loss) from discontinued operations, net of taxes	189	(1,286)	(115)	1,890

Net income	¥68,026	¥76,457	¥81,089	$680,260

	Number of Shares (Thousands)
	2008	2007	2006
Weighted average common shares outstanding	1,288,337	1,295,750	1,304,097
Effect of dilutive convertible bonds	—	—	10,831

Diluted common shares outstanding	1,288,337	1,295,750	1,314,928

13. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss), including reclassification adjustments and tax effects for the years ended March 31, 2008, 2007, and 2006 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008			2008
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(2,656)	¥1,231	¥(1,425)	$(26,560)	$12,310	$(14,250)
Reclassification adjustment for losses realized in net income	—	—	—	—	—	—

	(2,656)	1,231	(1,425)	(26,560)	12,310	(14,250)

Unrealized losses on securities:
Unrealized losses on securities arising during period	(68,031)	27,626	(40,405)	(680,310)	276,260	(404,050)
Reclassification adjustment for losses realized in net income	6,011	(2,440)	3,571	60,110	(24,400)	35,710

	(62,020)	25,186	(36,834)	(620,200)	251,860	(368,340)

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(916)	322	(594)	(9,160)	3,220	(5,940)
Reclassification adjustments for gains realized in net income	191	(82)	109	1,910	(820)	1,090

	(725)	240	(485)	(7,250)	2,400	(4,850)

Pension liability adjustments:
Pension liability adjustments arising during period	(26,735)	10,889	(15,846)	(267,350)	108,890	(158,460)
Reclassification adjustment for gains realized in net income	(808)	328	(480)	(8,080)	3,280	(4,800)

	(27,543)	11,217	(16,326)	(275,430)	112,170	(163,260)

Other comprehensive loss	¥(92,944)	¥37,874	¥(55,070)	$(929,440)	$378,740	$(550,700)

	Millions of Yen
	2007
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥5,095	¥(425)	¥4,670
Reclassification adjustment for losses realized in net income	—	—	—

	5,095	(425)	4,670

Unrealized losses on securities:
Unrealized losses on securities arising during period	(22,114)	8,976	(13,138)
Reclassification adjustment for gains realized in net income	(789)	320	(469)

	(22,903)	9,296	(13,607)

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(4,823)	1,924	(2,899)
Reclassification adjustments for losses realized in net income	4,469	(1,814)	2,655

	(354)	110	(244)

Other comprehensive loss	¥(18,162)	¥8,981	¥(9,181)

	Millions of Yen
	2006
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥14,131	¥(582)	¥13,549
Reclassification adjustment for losses realized in net income	21	—	21

	14,152	(582)	13,570

Unrealized gains on securities:
Unrealized gains on securities arising during period	80,095	(32,524)	47,571
Reclassification adjustment for gains realized in net income	(4,300)	1,746	(2,554)

	75,795	(30,778)	45,017

Unrealized gains on derivatives:
Unrealized losses on derivatives arising during period	(5,593)	2,289	(3,304)
Reclassification adjustments for losses realized in net income	6,698	(2,719)	3,979

	1,105	(430)	675

Other comprehensive income	¥91,052	¥(31,790)	¥59,262

The components of other comprehensive income at March 31, 2008, 2007, and 2006 and the related changes, net of taxes for the year ended March 31, 2008, 2007, and 2006 consist of the following:

	Millions of Yen
	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Securities	Unrealized Gains (Losses) on Derivatives	Pension Liability Adjustments	Accumulated Other Comprehensive Income (loss)
Balance, March 31, 2005	¥(12,913)	¥41,016	¥(596)	¥—	¥27,507
Current—period change	13,570	45,017	675	—	59,262

Balance, March 31, 2006	657	86,033	79	—	86,769
Current—period change	4,670	(13,607)	(244)	—	(9,181)
Adjustment to initial apply SFAS No. 158, net of taxes	—	—	—	8,659	8,659

Balance, March 31, 2007	5,327	72,426	(165)	8,659	86,247
Current—period change	(1,425)	(36,834)	(485)	(16,326)	(55,070)

Balance, March 31, 2008	¥3,902	¥35,592	¥(650)	¥(7,667)	¥31,177

	Thousands of U.S. Dollars
	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Securities	Unrealized Gains (Losses) on Derivatives	Pension Liability Adjustments	Accumulated Other Comprehensive Income (loss)
Balance, March 31, 2007	$53,270	$724,260	$(1,650)	$86,590	$862,470
Current—period change	(14,250)	(368,340)	(4,850)	(163,260)	(550,700)

Balance, March 31, 2008	$39,020	$355,920	$(6,500)	$(76,670)	$311,770

14. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

The Company is subject to market rate risks due to fluctuation of foreign currency exchange rates and interest rates. The Company manages these risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for trading purposes. The credit risks associated with these instruments are not considered to be significant since the counterparties are reliable major international financial institutions and the Company does not anticipate any such losses.

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts and foreign currency options designated to mitigate its exposure to foreign currency exchange risks.

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 7. In order to hedge these risks, the Company uses interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

Cash Flow Hedges

Changes in the fair value of foreign exchange contracts and interest rate swap agreements designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. In the case of interest rate swaps, the amounts are reclassified when the related interest expense is recognized. Substantially all of the unrecognized net loss on derivatives included in accumulated other comprehensive income at March 31, 2008 will be reclassified into earnings within the next 12 months.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments

The carrying value and fair values of financial instruments at March 31, 2008 and 2007 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2008		2007		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Finance receivables—net	¥272,529	¥268,121	¥252,739	¥239,924	$2,725,290	$2,681,210
Long-term trade accounts receivable—net	49,464	52,154	49,451	51,717	494,640	521,540
Financial liabilities:
Long-term debt	(243,450)	(242,211)	(214,957)	(210,777)	(2,434,500)	(2,422,110)
Derivative financial instruments recorded as assets (liabilities):
Foreign exchange instruments	895	895	(899)	(899)	8,950	8,950
Interest rate swaps and other instruments	(1,152)	(1,152)	33	33	(11,520)	(11,520)

The fair values of finance receivables, long-term trade accounts receivable, and long-term debt are based on discounted cash flows using the current market rate. The carrying value of finance receivables—net at March 31, 2008 and 2007 in the table excludes that of finance leases. Long-term trade accounts receivable in the table include the current portion, which is included in trade accounts receivable on the consolidated balance sheet.

The carrying amounts of cash and cash equivalents, notes and accounts receivable and payable (excluding the current portion of long-term trade accounts receivable), and short-term borrowings approximate the fair value because of the short maturity of those instruments. The carrying value and fair values of other investments are disclosed in Note 4.

Concentration of Credit Risks

Interest in sold receivables and retail finance receivables are composed of those to the dealers or customers in the farm equipment market in North America. Interest in sold receivables arises from the sales of trade accounts receivable to a large number of dealers, and retail finance receivables arise from the sales of the Company’s products to the retail customers. The Company considers that credit risks on these receivables are limited since no single dealer or customer represents a significant concentration of credit risks.

16. SUPPLEMENTAL EXPENSE INFORMATION

Research and Development Expenses, Advertising Costs, Shipping and Handling Costs and Depreciation

Amounts of certain costs and expenses for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Research and development expenses	¥24,784	¥22,925	¥22,731	$247,840
Advertising costs	9,550	10,085	9,184	95,500
Shipping and handling costs	51,068	50,982	45,834	510,680
Depreciation	30,119	25,094	25,167	301,190

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2008 includes a loss from disposal of fixed assets of ¥925 million ($9,250 thousand) and a gain on disposal of business of ¥314 million ($3,140 thousand) resulting from a partial sale of the shares of a company which conducts condominium business.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2007 includes a loss from disposal of fixed assets of ¥1,172 million and a loss from disposal and impairment of businesses of ¥1,446 million resulting mainly from the liquidation of a company which operated a construction business.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2006 includes a loss from impairment of fixed assets of ¥1,038 million and a loss from disposal and impairment of businesses of ¥3,648 million resulting mainly from a loss of ¥2,788 million related to the additional payments due to employment transfer to a subsidiary and an affiliated company.

17. COMMITMENTS AND CONTINGENCIES

Commitments

Commitments for capital expenditures outstanding at March 31, 2008 approximated ¥3,756 million ($37,560 thousand).

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements.

An analysis of leased assets under capital leases is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Machinery and equipment	¥12,359	¥12,148	$123,590
Accumulated depreciation	(6,224)	(5,852)	(62,240)
Software	336	281	3,360

	¥6,471	¥6,577	$64,710

Amortization expenses under capital leases for the years ended March 31, 2008, 2007, and 2006 were ¥3,861 million ($38,610 thousand), ¥3,677 million, and ¥2,763 million, respectively.

Future minimum lease payments required under capital and noncancelable operating leases that have an initial or a remaining lease term in excess of one year as of March 31, 2008 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
Years Ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2009	¥3,561	¥826	$35,610	$8,260
2010	1,906	364	19,060	3,640
2011	858	131	8,580	1,310
2012	181	89	1,810	890
2013	72	78	720	780
2014 and thereafter	31	75	310	750

Total minimum lease payments	6,609	¥1,563	66,090	$15,630

Less: amounts representing interest	(138)		(1,380)

Present value of net minimum capital lease payments	¥6,471		$64,710

Capital lease obligations are included in the current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2008, 2007, and 2006 were ¥5,619 million ($56,190 thousand), ¥5,727 million, and ¥6,009 million, respectively.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the events of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2008 was ¥2,602 million ($26,020 thousand).

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The changes in the accrued product warranty cost for the years ended March 31, 2008 and 2007 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2008	2007	2008
Balance at beginning of year	¥6,201	¥5,473	$62,010
Addition	4,823	5,007	48,230
Utilization	(4,565)	(4,335)	(45,650)
Other	(2)	56	(20)

Balance at end of year	¥6,457	¥6,201	$64,570

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

In December, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ in connection with this investigation. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2 and has not established any provision for the ultimate liability, if any, which may result from the settlement of this matter.

An unfavorable outcome from this issue could materially affect the Company’s results of operations or cash flows in a given year. In November, 2007, the hearing on the surcharge ended. However, the Company is not able to predict the timing of the decision and its outcome at this moment.

Matters Related to Health Hazard of Asbestos

(Background)

Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, had produced asbestos-containing products. In April 2005, the Company was advised that some residents who lived near the plant suffered from mesothelioma, a form of cancer that is said to be mainly caused by aspiration of asbestos. In June 2005, the Company voluntarily decided to make consolation payments to certain residents with mesothelioma and started the program. In April 2006, the Company decided to establish the relief payment system in place of the consolation payment and make additional payment to the residents to whom consolation payment was paid or payable, and started the system. The new supporting system is applied to the residents who make a claim for the payment in the future. With regard to current and former employees who suffered and are suffering from asbestos-related diseases, the Company shall make the compensation which is not required by law but is made in accordance with the Company’s internal policies.

The Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (“New Asbestos Law”) in March 2006. This law was enacted for the purpose of promptly providing relief to the people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers’ Accident Compensation Insurance Law. The relief aid payments are contributed by the national government, municipal governments, and business entities. The contribution, which includes a special contribution by the companies which operated a business closely related to asbestos, to be made by business entities commenced from the year ended March 31, 2008.

(Accounting for Asbestos-Related Expenses)

The Company expenses the payments for the health hazard of asbestos based on the Company’s accounting policies and procedures. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) The expenses include payments to certain residents who lived near the Company’s plant and current and former employees, and special contribution in accordance with the New Asbestos Law. The Company recorded expenses aggregating ¥1,090 million ($10,900 thousand), ¥4,035 million, and ¥4,196 million during the years ended March 31, 2008, 2007, and 2006, respectively. These amounts are included in the selling, general, and administrative expenses. During the year ended March 31, 2007, the Company expensed the special contribution in accordance with the New Asbestos Law aggregating ¥735 million which is expected to be paid during four years commencing on and after April 1, 2007. The Company accrues in those cases where the conditions of loss contingencies provided under SFAS No. 5, “Accounting for Contingencies,” are met. The amount accrued and included in recorded expenses were ¥968 million ($9,680 thousand) and ¥1,359 million at March 31, 2008 and 2007, respectively. Though the Company believes that this amount appears to be a better estimate than any other amount within a reasonably estimable range of amounts, the additional exposure to loss in excess of this accrued amount of ¥720 million ($7,200 thousand) exists.

Since the Company has no basis or information to estimate the number of current and former employees and residents that are going to apply for payments, the Company is not able to consider such condition in accounting for the amount accrued and included in recorded expenses. While asbestos-related lawsuits against the Japanese government and the Company have been filed since May 2007, the Company is not also able to predict the proceedings of the lawsuits and possibility of being named in other lawsuits like this. Therefore, the Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. However, the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations, financial position, and its liquidity.

18. SECURITIZATION OF RECEIVABLES

The Company sells trade and finance receivables to investors through independent securitization trusts. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) The Company recognized pretax losses resulting from the sales of trade receivables of ¥3,008 million ($30,080 thousand), ¥2,607 million, and ¥931 million for the years ended March 31, 2008, 2007, and 2006, respectively. The Company recognized pretax gains resulting from the sales of finance receivables of ¥77 million ($770 thousand) and ¥211 million for the years ended March 31, 2008 and 2007, respectively, and recognized pretax losses resulting from the sales of finance receivables of ¥172 million for the year ended March 31, 2006. The amounts of servicing assets or liabilities were not material as of March 31, 2008 and 2007.

The retained interests in sold receivables are subordinate to investors’ interests. If forecasted future cash flows result in an other-than-temporary decline in the fair value of the retained interests, then an impairment loss is recognized to the extent that the fair value is less than the carrying amount.

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

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the years ended March 31:

	2008	2007
Trade receivables:
Weighted average life (months)	6.5	6.5
Expected net dilution (monthly rate)	0.78%	0.78%
Discount rate and fee (annual rate)	5.58%	5.57%
Finance receivables:
Weighted-average life (months)	—	35.0
Expected credit losses (annual rate)	—	0.13%
Discount rate (annual rate)	—	10.00%

The following depicts the sensitivity of the fair value of retained interests in trade receivables at March 31, 2008 to adverse changes in the key economic assumptions of the current fair value of future cash flow:

	Millions of Yen	Thousands of U.S. Dollars
Trade receivables:
Fair value of retained interest	¥77,767	$777,670
Expected net dilution (monthly rate):	0.78%
Impact on fair value of 10% adverse change	338	3,380
Impact on fair value of 20% adverse change	674	6,740
Discount rate and fee (annual rate):	5.58%
Impact on fair value of 10% adverse change	31	310
Impact on fair value of 20% adverse change	62	620

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

The following table summarizes certain cash flows received from securitization trusts for the years ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Trade receivables:
Proceeds from collections reinvested in revolving-period securitizations	¥160,468	¥165,633	¥163,671	$1,604,680
Servicing fees received	413	338	275	4,130
Finance receivables:
Servicing fees received	—	576	219	—
Cash flows received on retained interests in securitizations	—	1,489	598	—

19. DISCONTINUED OPERATIONS

During the year ended March 31, 2007, Kubota Retex Corp., a subsidiary reported in the Environmental Engineering Segment, decided to liquidate itself and withdraw from industrial waste treatment market. During the year ended March 31, 2008, the Company completed liquidation.

Operating results of the discontinued operations for the years ended March 31, 2008, 2007, and 2006 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2008	2007	2006	2008
Revenues	¥—	¥267	¥615	$—

Income (loss) from discontinued operations before income taxes	¥316	¥(2,818)	¥(115)	$3,160
Gain from disposal of business	—	—	—	—
Income taxes	(127)	1,532	—	(1,270)
Income (loss) from discontinued operations	¥189	¥(1,286)	¥(115)	$1,890

20. SUBSEQUENT EVENTS

On May 13, 2008, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2008 of ¥8 per common share (¥40 per 5 common shares) or a total of ¥10,248 million ($102,480 thousand).

On June 20, 2008, the Company’s Board of Directors approved the purchase of up to 10,000,000 shares, or up to ¥10,000 million ($100,000 thousand) of the parent company’s outstanding common stock on and after June 23, 2008 through September 24, 2008.