Form 20-F
period 2009-03-31
KUBOTA CORP
filed 2009-06-24
CIK 109821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

Outstanding as of
Title of Class	March 31, 2009 (Tokyo Time)	March 31, 2009 (New York Time)
Common stock	1,272,062,889 shares
American Depositary Shares		3,742,131 ADS

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

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

Large accelerated filer  ☒    Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒.

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐.

Other  ☐.

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If it is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

i

All information contained in this Report is as of or for the 12 months ended March 31, 2009 unless otherwise specified.

“Unless otherwise specified, Japanese yen amounts in this Report have been translated for convenience into United States dollars at the rate of ¥98 = US$1, the approximate rate of exchange on the Tokyo Foreign Exchange Market on March 31, 2009.”

“As used herein, “Kubota” and “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.”

“The noon buying rate for yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 5, 2009 was ¥98.18 = US$1.”

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

The information required by this item, in addition to those provided below, appears on page F-1 of the attached Consolidated Financial Statements.

A. Selected Financial Data

	Years ended March 31
	Millions of Yen					Thousands of U.S. dollars
	2009	2008	2007	2006	2005	2009
Common stock (as of year end)	84,070	84,070	84,070	84,070	78,156	857,857
Capital investments	33,337	35,163	44,715	33,805	26,097	340,173
Depreciation and amortization	31,242	30,565	27,097	25,821	25,808	318,796
R & D expenses	26,290	24,784	22,925	22,731	21,963	268,265
Number of shares outstanding (as of year end)	1,272,063	1,280,604	1,291,513	1,299,488	1,300,413	—

	Years ended March 31
	2009	2008	2007	2006	2005
Cash dividends declared per depositary share:
Interim (in yen)	35	30	25	20	15
(in U.S. dollars)	0.377	0.270	0.217	0.165	0.136
Year-end (in yen)	35	40	35	30	25
(in U.S. dollars)	0.365	0.370	0.282	0.258	0.233

Exchange rates (yen amounts per U.S. dollar):
Year-end	99.15	99.85	117.56	117.48	107.22
Average	96.86	113.61	116.55	113.67	107.28
High	111.02	124.09	121.81	120.93	114.30
Low	87.80	96.88	110.07	104.41	102.26

	2009	2009	2009	2009	2009	2008
	May	Apr.	Mar.	Feb.	Jan.	Dec.
High	99.24	100.71	99.34	98.55	94.20	93.71
Low	94.45	96.49	93.85	89.09	87.80	87.84
Period-end	95.55	98.76	97.99	97.74	89.83	90.79

Notes to Selected Financial Data:

1. The term “Capital investments” represents acquisition costs for the purchases of fixed assets on an accrual basis, while the purchases of fixed assets in the consolidated statements of cash flows represents payments for those assets on a cash basis.

2. Cash dividends in U.S. dollars are computed based on the exchange rates at each respective payment date.

3. Exchange rates are the noon buying rates for cable transfers between the yen and the U.S. dollar in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The rate on June 5, 2009 was 98.18 = US$1.

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

Stock market fluctuations may have a material adverse effect on the Company’s results of operations, financial position.

Stock market declines may cause impairment losses on the Company’s investments in marketable securities or cause an increase in actuarial loss of the Company’s retirement and pension plans as a result of a decline in the fair value of pension plan assets, which may have a material adverse effect on the Company’s results of operations, financial position.

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

If the Company’s products and services are alleged to have serious defects, such allegations may have a material effect on the Company’s results of operations, financial position.

If the Company’s products and services are alleged to have serious defects, the Company may have liability for significant damages, and there may be a material effect on the Company’s results of operations, financial position. If such claims are asserted, the Company may lose the confidence of the public and suffer a reduction in its brand value, which may result in decreased revenues or demand for its products.

The Company may be required to incur considerable expenses in order to comply with various environmental laws and regulations. Such expenses may have a material effect on the Company’s results of operations, financial position.

The Company is subject to various environmental laws and regulations that apply to its products and activities. If these environmental laws and regulations, such as those that impose carbon dioxide emission controls, emission controls, and usage restrictions for certain materials which are used in the Company’s products, are strengthened or newly established in jurisdictions in which the Company conducts its businesses, the Company may be required to incur considerable expenses in order to comply with such laws and regulations. Such expenses may have a material effect on the Company’s results of operations, financial position. To the extent that the Company determines that it is not economical to continue to comply with such laws and regulations, the Company may have to curtail or discontinue its activities in the affected business areas.

The Company may be required to incur significant expenses in connection with environmental damage its activities may allegedly cause. Such expenses may have a material effect on the Company’s results of operations, financial position.

Claims may arise that the Company’s activities have caused environmental contamination, including the release of hazardous materials or air pollution, water pollution, and/or soil contamination. In such an event, the Company may elect or be required to implement costly corrective actions to resolve any issues associated with the release or presence of such hazardous materials or contamination and may face associated litigation. These factors may have a material effect on the Company’s results of operations, financial position.

If the Company is required to incur significant expenses relevant to asbestos-related issues, then there may be a material adverse effect on the Company’s results of operations, financial position, and its liquidity.

The Company previously manufactured products containing asbestos from 1954 to 2001. The Company may be required to incur various expenses, including payments to the individuals concerned or face lawsuits related to the asbestos-related health hazards. If such expenses become significant or any lawsuits result in judgments unfavorable to the Company, there may be a material adverse effect on the Company’s results of operations, financial position, and its liquidity.

The Company may experience a material effect on its results of operations and financial position if it faces issues related to compliance.

The Company has declared its intention to conduct its corporate activities in compliance with legal regulations and ethical principles, and to exert efforts to cause all management and staff of the Group companies not to act in violation of various legal regulations, ethical standards, or internal regulations. However, in the event that compliance issues arise, there is a possibility that the Company may be subject to disciplinary action by government ministries supervising its activities or to lawsuits, or may suffer a loss of public confidence, that could have a material effect on the Company’s results of operations, financial position.

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

The Company’s registered office is located at 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan, telephone +81-6-6648-2111.

The Company’s production network primarily comprises 20 plants in Japan and 10 plants in overseas countries. Kubota also has 12 sales subsidiaries in overseas countries.

Principal Capital Expenditures and Divestitures

Capital expenditures in fiscal 2009, 2008 and 2007 amounted to ¥33,337 million ($340,173 thousand), ¥35,163 million, and ¥44,715 million, respectively. The funding requirements for these capital expenditures were mainly provided by internal operations, and partially provided by external debt financing.

The principal capital expenditures in progress as of March 31, 2009, 2008 and 2007 were as follows:

As of March 31, 2009

Location	Industry segment included	Content	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Chachoengsao (Thailand)	Internal Combustion Engine and Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	May 2008

Dammam (Saudi Arabia)	Pipes, Valves, and Industrial Castings	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

As of March 31, 2008

Location	Industry segment included	Content	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Suzhou (China)	Internal Combustion Engine and Machinery	Building of new production facility for agricultural equipment in China	¥1.7	Oct. 2005

Chon Buri (Thailand)	Internal Combustion Engine and Machinery	Building of new production facility for tractors in Thailand	¥6.2	Jul. 2007

Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥7.3	Jan. 2006

Hirakata (Osaka)	Internal Combustion Engine and Machinery	Restructuring of production system for construction machinery	¥1.6	Jun. 2006

As of March 31, 2007

Location	Industry segment included	Content	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Suzhou (China)	Internal Combustion Engine and Machinery	Building of new production facility for agricultural equipment in China	¥1.7	Oct. 2005

Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Internal Combustion Engine and Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥7.7	Jan. 2006

Hirakata (Osaka)	Internal Combustion Engine and Machinery	Restructuring of production system for construction machinery	¥1.7	Jun. 2006

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

Revenues by Industry Segment

For the year ended March 31, 2009

	Millions of yen		Thousands of U.S. dollars
	2009		2009
	¥	%	$
Internal Combustion Engine and Machinery	754,416	68.1	7,698,123
Pipes, Valves, and Industrial Castings	207,870	18.8	2,121,122
Environmental Engineering	74,390	6.7	759,082
Other	70,806	6.4	722,510

Total	1,107,482	100.0	11,300,837

For the years ended March 31, 2008 and 2007

	Millions of yen
	2008		2007
	¥	%	¥	%
Internal Combustion Engine and Machinery	793,654	68.7	746,808	66.3
Pipes, Valves, and Industrial Castings	201,599	17.5	194,224	17.2
Environmental Engineering	70,878	6.1	90,613	8.0
Other	88,443	7.7	95,811	8.5

Total	1,154,574	100.0	1,127,456	100.0

Operations of Each Segment

Internal Combustion Engine and Machinery

Internal Combustion Engine and Machinery includes farm equipment, engines and construction machinery. Kubota is Japan’s leading manufacturer of farm equipment and small engines for agricultural use. This market in Japan is dominated by four major manufacturers. Main products include tractors ranging from 10.5 to 135 horsepower, combine harvesters, rice transplanters, power tillers and reaper binders. The Company also manufactures and sells a line of construction machinery including mini-excavators and wheel loaders as well as engines for various industrial uses. Overseas revenues of this segment accounted for 68.8% of the total revenues of this segment in fiscal 2009.

Domestic sales of farm equipment, engines and construction machinery are made through wholesale-retail dealers, wholesalers and the National Federation of Agricultural Cooperative Associations. Overseas revenues are made through trading companies, local distributors and the Company’s overseas subsidiaries and affiliates.

The products in this segment are manufactured at six domestic plants, and the Company has manufacturing subsidiaries in the United States, Germany, China, Thailand, and Indonesia.

Pipes, Valves, and Industrial Castings

Pipes, Valves, and Industrial Castings is comprised of various kinds of pipes, valves, and industrial castings. Pipes and Valves consists of ductile iron pipes, spiral welded steel pipes, plastic pipes and fittings, and various valves. Most of these products are sold to municipalities and public utilities for use principally in water supply and sewage systems along with industrial water supply. These products are also used for gas supply, telecommunication and irrigation systems.

Industrial castings include various iron and steel castings. Iron castings encompass rolls for the steel industry, machinery parts, and soil pipes and fittings. Steel castings include heat-resistant steel pipes and products for petrochemical plants, thermal treatment in-core products for ironmaking plants, steel pipe columns for construction, and steel pipe piles to prevent landslides.

Domestic sales of products of this segment are made through trading companies and dealers, or directly made to other companies and local and national governments. Overseas sales are made through trading companies and a subsidiary, or directly made to other companies. Overseas revenues of this segment accounted for 15.3% of the total revenues of this segment in fiscal 2009.

The products in this segment are manufactured at 11 plants in Japan, and the Company has a manufacturing subsidiary in Canada and minority equity interest in an overseas manufacturing company.

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

At present, a large portion of the sales in this segment are made to municipalities focusing on domestic environmental engineering market, which is competitive with many engineering companies. There are two manufacturing plants in Japan and no overseas plants.

Other

This segment encompasses all the other businesses that do not belong to the aforementioned three segments. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction, and other equipment and services.

The products in this segment are manufactured mainly at four plants in Japan, and the Company has a manufacturing subsidiary in Indonesia.

Revenues by Region

	Millions of yen			Thousands of U.S. dollars
	2009	2008	2007	2009
Japan	¥549,189	¥572,236	¥603,502	$5,603,970
Overseas:
North America	274,151	329,495	323,092	2,797,459
Europe	108,742	125,388	97,151	1,109,612
Asia	139,069	93,014	67,748	1,419,071
Other Areas	36,331	34,441	35,963	370,725

Subtotal	558,293	582,338	523,954	5,696,867

Total	¥1,107,482	¥1,154,574	¥1,127,456	$11,300,837

Revenues in Japan in fiscal 2009, 2008, and 2007 amounted to ¥549,189 million ($5,603,970 thousand), ¥572,236 million and ¥603,502 million, respectively. Revenues in North America in fiscal 2009, 2008, and 2007 amounted to ¥274,151 million ($2,797,459 thousand), ¥329,495 million and ¥323,092 million, respectively. Revenues in Europe in fiscal 2009, 2008, and 2007 amounted to ¥108,742 million ($1,109,612 thousand), ¥125,388 million and ¥97,151 million, respectively. Revenues in Asia in fiscal 2009, 2008, and 2007 amounted to ¥139,069 million ($1,419,071 thousand), ¥93,014 million and ¥67,748 million, respectively. Revenues in Other areas in fiscal 2009, 2008, and 2007 amounted to ¥36,331 million ($370,725 thousand), ¥34,441 million and ¥35,963 million, respectively.

The segment previously classified as “Other Areas” was disaggregated into “Asia” and “Other Areas” for the fiscal year ended March 31, 2009. Figures for the year ended March 31, 2008 and 2007 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2009.

Overseas Activities

The Company’s overseas revenues (which represent revenues to unaffiliated customers outside Japan) in fiscal 2009, 2008, and 2007 amounted to ¥558,293 million ($5,696,867 thousand), ¥582,338 million and ¥523,954 million, respectively. The ratios of such overseas revenues to consolidated revenues in 2009, 2008, and 2007 were 50.4%, 50.4% and 46.5%, respectively. The revenues of the Company’s subsidiaries outside Japan in fiscal 2009, 2008, and 2007 amounted to ¥519,246 million ($5,298,429 thousand), ¥547,197 million and ¥489,575 million, respectively. Its ratio to consolidated revenues in fiscal 2009, 2008, and 2007 were 46.9%, 47.4% and 43.4%, respectively.

The Company has manufacturing subsidiaries in the U.S.A., Canada, Germany, China, Indonesia and Thailand and manufacturing affiliates in China. International sales subsidiaries are located in the U.S.A., Canada, France, the U.K., Germany, Spain, Australia, China and South Korea. In addition, liaison offices are located in Torrance (California: U.S.A.), Flowery Branch (Georgia : U.S.A.), London (England), Argenteuil (France), Dubai (U.A.E.), Beijing (China), Suzhou (China), Bangkok (Thailand), Navanakorn (Thailand), Selangor (Malaysia), Cairo (Egypt), Delhi (India), Singapore (Singapore), and Quezon City (The Philippines).

Seasonality of the Company’s Businesses

In businesses such as ductile iron pipes, valves, environmental engineering, and pumps, which rely upon national government or municipalities for most of their sales, there is a tendency that sales in the second half of the fiscal year are much larger than those in the first half. Due to the fact that the fiscal years of the Japanese national government and municipalities generally end in March, the execution of public budgets in the second half is usually much larger than in the first half of the fiscal year.

Raw Materials and Source of Supply

The Company purchases raw materials and parts from numerous sources. The major materials purchased are steel scrap, polyvinyl chloride resin, rolled steel coils, non-ferrous metals and alloys and pig iron. Some of the purchase prices of the major materials such as steel scrap fluctuate significantly by supply and demand conditions of the market. Historically, the Company has not had difficulty in obtaining adequate supplies of all of its raw materials requirements.

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

On the other hand, domestic sales of industrial machinery and certain industrial castings are made to private-sector markets through dealers and trading companies, directly to the end-users or, in the case of vending machines, to manufacturers of beverages or other products sold in vending machines. Overseas sales of those products are made directly by the Company or through trading companies, local distributors and the Company’s overseas subsidiaries and an affiliate.

Contracts, Licenses, Patents and Manufacturing Processes

The Company enters into various contracts. Some of them, for example, are for technical cooperation with other manufacturers, or for financing from banks. Although these contracts are relatively important to the Company, we are not dependent on any specific contracts.

With respect to licenses or patents, the Company is not dependent on specific licenses or patents. As of March 31, 2009, the Company held 4,642 Japanese patent and 1,065 foreign patent. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect the conduct of Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2009, royalty income and expenses were ¥740 million ($7,551 thousand) and ¥106 million ($1,082 thousand), respectively, under such licensing arrangements.

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

In Japan, there are two other major manufacturers of ductile iron pipes, three other major manufacturers of spiral welded steel pipes and two other major manufacturers of plastic pipes according to internal research. In export markets for ductile iron pipes, the Company faces strong competition from foreign manufacturers. The Company also encounters strong competition from Japanese and foreign companies in all of its product lines.

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

1) Emissions Regulations for Off-road Diesel Engines

In 1995, the California Air Resources Board in the United States enforced an emissions regulation for off-road engines (below 19 kW in power) for the first time in the world. The Company complied with this standard in the early stage and moved ahead of other competitors toward compliance with emissions regulations that were later enacted in several other countries. Subsequently, the Environmental Protection Agency, or EPA, in the United States introduced Tier 1 standards in 1994, which were phased in for engines at and above 37kW in power between 1996 and 2000. In 1998, EPA additionally adopted Tier 1 standards for engines below 37kW, which were phased in between 1999 and 2000, and more stringent Tier 2 and Tier 3 standards. Tier 2 standards were phased in between 2001 and 2006 for all engine sizes, and Tier 3 standards for engines between 37 and 560 kW were phased in between 2006 and 2008. More Stringent Tier 4 took effect beginning in 2008 and will be phased through 2015.

In Japan, the Ministry of Land, Infrastructure, Transport and Tourism (the “Ministry”) launched the Stage 1 low emission construction machineries designation scheme in 1991 and decided to use “low emission construction machinery” in the Ministry’s directly controlled projects starting in 1996. Stage 2 standard was announced in 1997, and the Ministry began to accept applications for designations under Stage 2 standard from 2001. In 2003, a similar regulation began to apply to onroad special motor vehicles driven by diesel fuel such as agricultural and construction machinery. This 2003 regulation was set to be equivalent with the Tier 2 regulation of EPA’s. Later in 2006, the regulation for diesel special motor vehicles was tightened to the level of the second phase (equivalent with EPA Tier 3). In April 2006, the Act for the Regulations, etc. of Exhaust Gas from Off-road Special Motor Vehicles (Off-road Act of Japan), intended for motor vehicles that do not run on public roads such as construction machinery, went into effect, which was timed to coincide with the announcement of the Stage 3 of the low emission construction machinery designation scheme. Consequently, the scope of application of this regulation broadened.

In Europe, Stage 1 emission of gaseous and particulate pollutants from internal combustion engines to be installed in non-road mobile machinery were put into effect under EU Directive 97/68/EC in 1999. The more stringent Stage 2 and Stage 3 standards were applied in 2001 and 2006, respectively.

Kubota has completed the development of the engines that satisfy the current regulations in Japan, the United States and Europe, and the Company’s research and development for new engines equipped with new technology is under way to cope with future Tier 4 regulations.

2) Safety Regulations

There are a variety of regulations concerning safety, and every country or region has its own regulations. ROPS (rollover protective structures) and TOPS (Tip-Over Protection Structures), which are designed to protect operators of tractor and construction machinery from injuries caused by vehicle overturns or rollovers, are required to have the necessary specified bearing capacity based on the type of the machine installed and the deflection-related performance requirements. FOPS (falling object protective structures), which are designed to protect equipment operators from injuries caused by objects falling from above, are required to comply with specified strength requirements specified based on how they are actually used. Those regulations differ in measurement methods or criteria, and major ones in the world are Japanese Industrial Standards (JIS), European Norm (EN), and Occupational Safety and Health Administration (OSHA). In particular, the EN on safety regulations is compulsory.

3) Regulations on Noise and Vibration

In Europe, the Directive 86/662/EEC, which specifies the noise control standards for non-road equipment such as hydraulic shovels, excavation drills, bulldozers, loaders, and excavation loaders, became effective in December 1986. The Directive was revised in June 1995 into 95/27EC, which became effective in 1997. The Noise Emissions in the Environment by Equipment for Use Outdoors Directive, 2000/14/EC, became effective in January 2002 replacing 95/27/EC. The Directive 2000/14/EC regulates noise emitted to surrounding areas from 57 types of equipment for use in outdoors, such as lawn mowers and construction equipment. Manufacturers are obliged to demonstrate that their products generate noise within the specified range of noise and comply with the requirements of such Directive by attaching a label (guaranteed noise label) before shipping those products to the market (they are also required to attach the CE mark). The noise level regulations in the primary stage were applied during the period from January 3, 2002 to January 2, 2006. The noise value limit was further reduced in January 3, 2006 by the more stringent regulation 2005/88/EC.

In Japan, the Regulations on Designation of Low-noise and Low-vibration Construction Machinery were announced in October 1997 to mitigate noise and vibration from construction work, protect the living environment around the work site, and ensure smooth implementation of construction work. These regulations stipulate the designations of low-noise construction machines and low-vibration construction machines to promote diffusion of environmentally-friendly construction machines. Construction machines that satisfy the noise and emission requirements specified by these regulations are allowed to attach the low-noise construction equipment label. The Company’s mini backhoes of not more than 55 hp, which are required to comply with the noise limit of 99 dB in order to qualify for the level, are all qualified to attach the low-noise construction equipment label. Although compliance with the Regulations is voluntary, there are cases where the use of noncompliant machines is not permitted at work sites for projects under direct management of the Ministry of Land, Infrastructure, Transport and Tourism.

4) Regulation on Hazardous Chemical Substances

In Europe, the Registration, Evaluation, Authorisation and Restriction of Chemicals (EC No 1907/2006), or (REACH), entered into force in June 2007. REACH covers a single chemical substance and its compounds as well as those in preparations and in articles. EU manufacturers and importers must gather information on safety assessment, including properties and uses of substances, and register it with the European Chemicals Agency. Also, manufacturers, importers, and users of products containing chemical substances are, in the supply chain, obliged to communicate information on chemical substances that are suspected to be hazardous to humans or the environment. In the future, if the results of the safety assessment by EU authorities require measures such as authorization or restriction of chemical substances, these substances may be required to be replaced by other substances.

The Company will study the REACH regulations that are being gradually introduced, and will continue to take measures to properly manage chemical substances.

C. Organization Structure

As of March 31, 2009, the Kubota Corporation group consists of Kubota Corporation, 111 subsidiaries and 23 affiliates. Kubota Corporation plays a leading role in the group. The Company’s significant subsidiaries are as follows:

Country of Incorporation or Residence	Name	Percentage ownership (%)
Japan	Kubota Construction Co., Ltd. Kubota Credit Co., Ltd. Kubota Environmental Service Co., Ltd. Kubota-C.I. Co., Ltd.	100.0 69.4 100.0 70.0
U.S.A.	Kubota Tractor Corporation Kubota Credit Corporation, U.S.A. Kubota Manufacturing of America Corporation Kubota Engine America Corporation	90.0 100.0 100.0 90.0
Canada	Kubota Metal Corporation	100.0
Germany	Kubota Baumaschinen GmbH	100.0
France	Kubota Europe S.A.S.	73.8

D. Property, Plant and Equipment

The following table sets forth information with respect to Kubota’s principal manufacturing facilities:

Location	Land area		Floor space		Principal products
	(Square meters)		(Square meters)

	Owned	Leased	Owned	Leased
Japan
Amagasaki (Hyogo)	379,564	35,385	147,948	114	Ductile iron pipes, Rolls for steel mills
Funabashi (Chiba)	559,372	21,340	146,145	1,124	Ductile iron pipes, Spiral welded steel pipes
Okajima (Osaka)	88,393	825	56,901	—	Cast iron products
Sakai (Osaka)	412,972	11,616	129,985	32,111	Farm equipment, Diesel engines
Utsunomiya (Tochigi)	145,598	—	69,997	—	Farm equipment
Tsukuba (Ibaraki)	334,518	30,118	152,080	22,840	Farm equipment, Diesel engines
Sakai (Osaka)	159,956	—	49,106	2,545	Diesel engines
Hirakata (Osaka)	306,102	—	143,914	12,497	Construction machinery, Cast steel products, Pumps, Valves
Konan (Shiga)	177,556	—	51,606	—	Septic tanks
Yao (Osaka)	38,102	—	27,469	—	Electronic machinery, Pulverizing equipment
Ryugasaki (Ibaraki)	84,795	—	31,108	—	Vending machines
U.S.A.
Jackson (Georgia)	611,000	—	57,282	—	Lawn and garden tractors
Jefferson (Georgia)	356,000	—	37,400	—	Implements for tractors

The Company considers its principal manufacturing facilities to be well maintained and suitable for the purpose for which they are employed and believes that its plant capacity is adequate for its current and near-term needs.

In addition, the Company owns 2,518,517 square meters of land (314,612 square meters of floor space) in Japan, used for the head office, branches, business offices and research facilities, and leases 2,605 square meters of land (123,717 square meters of floor space) used for sales offices, warehousing, employee housing and other purposes.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2009, the Company has planned to invest approximately ¥35.5 billion ($362 million) in the fiscal year ending March 31, 2010. The Company intends to fund the investment basically through cash obtained by operating activities, and to also utilize available borrowings from financial institutions. The Company’s commitments for capital expenditures are not material.

Principal plans for new construction, expansion, reforming, and disposition as of March 31, 2009 are as follows:

New Construction

			Estimated amount of expenditures (Billions of yen)		Schedule
Location	Industry segment included	Content	Total amount of expenditures	Amount already paid	Commenced	To be completed
Chachoengsao (Thailand)	Internal Combustion Engine and Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	¥0.2	May 2008	Jun. 2010

Dammam (Saudi Arabia)	Pipes, Valves, and Industrial Castings	Building of new production facility for steel castings in Saudi Arabia	¥3.4	—	Mar. 2009	Sep. 2010

Expansion

No material expansion is planned.

Reforming

No material reforming is planned.

Disposition

No material disposition is planned.

Item 4A. Unresolved Staff Comments

The Company is a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. There are no unresolved comments provided by the staff of the Securities and Exchange Commission regarding the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, as of the date of the filing of this Form 20-F with the Commission.

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

Business environment

(Japan: The domestic market)

According to report of JFMMA (Japan Farm Machinery Manufacturer’s Association), the shipment amount of agricultural machinery in 2008 for the domestic market increased by 1.7% from the prior year. However, this slight rebound was mainly due to increases in product prices by major manufacturers of agricultural machinery and the true picture of market was sluggish.

Budgets for public works projects have been gradually decreasing due to the growing budget deficits in the Japanese national and local governments. For example, the budget of the Japanese Government for the water supply decreased by 6.1% and budget for the sewage system also decreased by 5.2% from the prior year.

(North America)

U.S. Economy entered into a serious recession from the latter half of 2008 and demand for tractors and construction machinery was adversely affected by stagnation in the housing market, worsening sub-prime loan problem and shockwaves from the Lehman Brothers’ collapse. According to a 2008 report by AEM (Association of Equipment Manufacturers), industry retail sales units of tractors under 40hp (horse power) decreased by 14.6% and industry retail sales units of tractors from 40 to 100hp decreased by 13.1% from the prior year.

In Canada, demand for agricultural machinery continued to grow and demand for construction machinery was steady. As for tractors, industry retail sales units of tractors in Canada in 2008 increased 20.4% from the prior year according to the AEM report.

(Europe)

The economy in Europe entered a recessionary phase in 2008, which was changed from a favorable economy in recent years. The growth rate of the GDP of 27 countries of the European Union was 0.9%, a decrease from 2.9% in the prior year.

Demand for construction machinery, which was said to have much sensitivity for economic condition, decreased substantially. Markets of most industrial machinery entered into inventory adjustment phases and demand for engines for industrial use also decreased. Demand for small sized tractors and mowers, which were mainly used by professional mowing companies and governments, was relatively stable in Europe.

(Asia outside Japan)

The Company believes that development of economy and industrialization as well as an increase in farmers’ income in a country are important factors for the progress of agricultural mechanization. GDP per capita in Thailand exceeded US$3,000 for the first time several years ago, and demand for agricultural machinery has been rapidly increasing since then due to economic development and out migration of the population from the agriculture sector to other industrial sectors.

In China, government subsidies to enhance agricultural mechanization are increasing each year. As for rice farming, the Chinese government establishes target ratios of agricultural mechanization, and these policies is helping to grow demand for agricultural machinery over the long term.

(The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008)

Revenues

For the year ended March 31, 2009, revenues of the Company decreased ¥47.1 billion (4.1%), to ¥1,107.5 billion ($11,301 million), from the prior year.

In the domestic market, revenues decreased ¥23.0 billion (4.0%), to ¥549.2 billion from the prior year. Revenues in Internal Combustion Engine and Machinery decreased due to depressed sales of farm equipment and engines resulting from stagnant market conditions and substantially lower sales of construction machinery due to demand shrinkage accompanied by economic slowdown. Revenues in Pipes, Valves, and Industrial Castings increased due to a substantial increase in sales of ductile iron pipes and spiral welded steel pipes, while sales of industrial castings decreased. Revenues in Environmental Engineering increased due mainly to increased sales of water and sewage engineering products. Revenues in Other decreased mainly due to a decrease in sales of vending machines and construction.

Revenues in overseas markets decreased ¥24.0 billion (4.1%), to ¥558.3 billion from the prior year. In Internal Combustion Engine and Machinery, sales of combine harvesters and rice transplanters increased favorably, however, sales of engines decreased substantially and sales of tractors decreased slightly. In addition, sales of construction machinery significantly decreased in North American and European markets. Revenues in Pipes, Valves, and Industrial Castings increased due to increased sales of ductile iron pipes, while sales of industrial castings decreased. Revenues in Environmental Engineering decreased, however, revenues in Other increased. The ratio of overseas revenues to consolidated revenues was 50.4%, the same as the prior year.

The Company estimates that the unfavorable impact of foreign currency fluctuations on the Company’s overseas revenues for the year under review was approximately ¥65.1 billion. The average rates of yen against the U.S. dollar were ¥103 and ¥118 in 2008 and 2007, respectively, and the average rates of yen against the Euro were ¥152 and ¥161 in 2008 and 2007, respectively. These currency fluctuations mainly influence revenues in the Internal Combustion Engine and Machinery segment, as these products account for most of the overseas revenues.

Revenues by Industry Segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥754.4 billion ($7,698 million), 4.9% lower than the prior year, comprising 68.1% of consolidated revenues. Domestic revenues decreased 5.3%, to ¥235.2 billion ($2,400 million), and overseas revenues decreased 4.8%, to ¥519.3 billion ($5,299 million). This segment comprises farm equipment, engines and construction machinery.

In the domestic market, sales of farm equipment and engines decreased ¥39.1 billion (1.8%) from the prior year, and sales of construction machinery decreased ¥9.2 billion (31.3%) from the prior year. The operating environment continued to be challenging due to stagnant demand for farm equipment resulting from the economic slowdown, the price hikes of agricultural materials and a decrease in construction investment. In these circumstances, the Company actively introduced new products and implemented promotional sales activity, and sales of combine harvesters and rice transplanters increased. However, sales of tractors and engine decreased, and construction machinery sales decreased substantially.

In overseas markets, sales of farm equipment and engines decreased ¥1.9 billion (0.4%) from the prior year. Sales of tractors decreased slightly. In Asia outside Japan, sales of tractors in Thailand sustained a sharp increase, and sales in Europe also increased steadily due to the launching of new products. However, sales of tractors in North America decreased substantially due to a stagnation of the markets and appreciation of the yen. Sales of engines decreased due to inventory adjustment by European and North American clients. On the other hand, sales of combine harvesters and rice transplanters increased sharply in China. Sales of construction machinery decreased substantially by ¥24.2 billion (27.8%) from the prior year due to the rapid economic slowdown in Europe.

Foreign currency fluctuations had significant influence on revenues of this segment. The unfavorable impact of these foreign currency fluctuations on the Company’s revenues is mostly related to this segment.

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased 3.1%, to ¥207.9 billion ($2,121 million) from the prior year, comprising 18.8% of consolidated revenues. Domestic revenues increased 2.9%, to ¥176.1 billion ($1,797 million), and overseas revenues increased 4.2%, to ¥31.8 billion ($324 million). This segment comprises pipes, valves and industrial castings.

In the domestic market, sales of Pipes and Valves increased ¥8.2 billion (5.7%) and Industrial Castings decreased ¥3.2 billion (12.4%) from the prior year. Sales of ductile iron pipes and spiral welded steel pipes increased largely due to price increases. However, sales of plastic pipes decreased due to declining demand. Sales of industrial castings decreased due to decreased sales of tunnel-support materials (ductile tunnel segments).

In overseas markets, sales of Pipes and Valves increased ¥4.7 billion (68.3%) and Industrial Castings decreased ¥3.4 billion (14.6%) from the prior year sales of industrial castings decreased affected by the slowdown in capital expenditures in private sector. On the other hand, export sales of ductile iron pipes to the Middle East favorably increased and compensated for decreased sales of industrial castings.

3) Environmental Engineering

Revenues in Environmental Engineering increased 5.0%, to ¥74.4 billion ($759 million) from the prior year, comprising 6.7% of consolidated revenues. Domestic revenues increased 6.1%, to ¥68.9 billion ($759 million), and overseas revenues decreased 7.4%, to ¥5.5 billion ($56 million). This segment consists of environmental control plants and pumps.

In the domestic market, operating conditions remained challenging during the fiscal year under review. However, due to step-up sales efforts, sales of water and sewage engineering products increased smoothly and sales of the waste engineering products and pumps also increased steadily. In overseas markets, sales of pumps increased steadily while sales of submerged membrane systems decreased substantially from the prior year.

4) Other

Revenues in Other decreased 19.9%, to ¥70.8 billion ($722 million) from the prior year, comprising 6.4% of consolidated revenues. Domestic revenues decreased 21.4%, to ¥69.1 billion ($705 million), and overseas revenues increased 237.5%, to ¥1.7 billion ($17 million). This segment comprises vending machines, electronic equipped machinery, air-conditioning equipment, construction, septic tanks and other business.

Sales of vending machine decreased substantially in this segment due to the decreased demand for cigarette-vending machines with the age-identification function, for which the temporary demand was very high in the prior year. Sales of construction and electronic equipped machinery also decreased. In addition, sales of condominiums were absent in this fiscal year because some shares of the subsidiary which conducted condominium business were sold and the subsidiary changed into an affiliated company in the prior year. As a result, revenues in Other largely decreased.

For reference, segment information of the Company is presented in accordance with accounting principles generally accepted in Japan, which differs in certain respects from U.S. GAAP.

Current Japanese GAAP adopts an industry approach which is similar to past Statement of Financial Accounting Standards (SFAS) No. 14 “Financial Reporting for Segments of a Business Enterprise”. The industry approach is based on conditions such as the nature of products, production method and similarity of market. On the other hand, current SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” adopts a management approach. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.

Cost of Revenues, SG&A Expenses, and Loss from Disposal and Impairment of Business and Fixed Assets

The cost of revenues decreased 1.7% from the prior year, to ¥810.2 billion ($8,268 million). The cost of revenues as a ratio to consolidated revenues increased 1.7 percentage points, to 73.1%. The increase in the ratio was attributable to sharply rising material costs, including those for scrap iron and synthetic resin. The Company estimates that it was negatively impacted by approximately ¥16.0 billion ($163 million) from such sharply rising material costs consisting of approximately ¥11.0 billion ($112 million) in Internal Combustion Engine and Machinery from the increase in prices of thin and thick steel sheets, castings and resin parts and approximately ¥5.0 billion in Pipes, Valves, and Industrial Castings from the increase in prices of scrap iron, synthetic resin.

Selling, general, and administrative (SG&A) expense was ¥193.4 billion ($1,974 million), the same level as the prior year. However, the ratio of SG&A expenses to revenues increased 0.8 percentage point, to 17.5% due to lower revenues of the fiscal year under review.

Loss from disposal and impairment of businesses and fixed assets increased ¥0.3 billion ($3 million) from the prior year, to ¥1.0 billion ($10.4 million).

Operating Income

Operating income decreased ¥34.1 billion (24.9%), to ¥102.8 billion ($1,049 million), from the prior year. Operating income in Internal Combustion Engine and Machinery decreased largely due to decreased demand, appreciation of the yen and price hikes for raw materials. Decreases in Operating income in Pipes, Valves, and Industrial Castings resulted from recorded surcharge related to the Anti-Monopoly Law corresponding to ductile iron pipe business. Operating loss in Environmental Engineering shrank, while operating income in Other decreased due to decreased sales of vending machines.

Operating income or loss in each industry segment (before the elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥103.8 billion ($1,059 million), a 21.9% decrease; Pipes, Valves, and Industrial Castings, operating income of ¥11.3 billion ($115 million), a 25.7% decrease; Environmental Engineering, operating loss of ¥1.1 billion ($11 million), as compared to an operating loss of ¥5.0 billion in the prior year; and Other, operating income of ¥2.7 billion ($28 million), a 68.3% decrease.

Other Expenses

Other expenses, net, was ¥19.6 billion ($200 million), an increase of ¥5.3 billion from the prior year. This increase was mainly due to increases in foreign exchange losses and valuation losses on other investments. The Company recorded a foreign exchange loss-net of ¥11.5 billion ($117 million), increased by ¥2.5 billion compared with the prior year. Foreign exchange gains or losses mainly arises from the revaluation of foreign currency-denominated assets such as trade notes and receivables at the balance sheet date; the difference between carrying value and settlement value of foreign currency-denominated assets; and valuation on foreign exchange forward contracts and options. The large amount of foreign exchange losses resulted mainly from the revaluation of foreign currency-denominated assets such as trade notes and receivables due to the yen appreciation against major currencies during the fiscal year under review. U.S. dollar, Euro and Baht-denominated assets accounted for a large portion of foreign exchange losses. The valuation losses on other investment, which increased ¥1.9 billion, to ¥8.6 billion($88 million), were caused by a stock market declines in Japan and mainly related to the shares of Mitsubishi UFJ Financial Group and that of Tsukishima Kikai Co., Ltd.

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥83.3 billion ($850 million), a decrease of ¥39.3 billion from the prior year.

This decrease was due to a decrease in operating income and an increase in other expenses resulting from increases in foreign exchange loss and valuation losses on other investments.

Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income taxes decreased 40.2% from the prior year, to ¥28.7 billion ($293 million). The effective tax rate was 34.5%. The decrease in tax rate was mainly due to the effect of reversing part of the deferred tax liabilities because of a tax law revision related to the taxation of dividends from overseas subsidiaries.

Minority interests in earnings of subsidiaries was ¥6.7 billion ($68 million), and equity in net income of affiliated companies was ¥0.2 billion ($2 million) at the same level of the prior year, respectively.

Income from Continuing Operations

Income from continuing operations decreased 29.1% from the prior year, to ¥48.1 billion ($491 million).

Income (Loss) from Discontinued Operations, Net of Taxes

There was no income from discontinued operations, net of taxes, because of the completion of the liquidation proceedings of industrial waste disposal operation in the prior year.

Net Income

Due to the factors described above, net income decreased 29.3% from the prior year, to ¥48.1 billion ($491 million). Return on shareholders’ equity decreased 2.6 percentage points, to 7.8%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥188 ($1.92), as compared to ¥264 in the prior year.

Dividends

The Company paid ¥35 per ADS as year-end cash dividends. Accordingly, including the interim dividend of ¥35 per ADS paid by the Company, the total dividends for the year ended March 31, 2009 were ¥70 per ADS, which was the as same as the prior year.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or to provide increased dividends combined with share buy-backs and the cancellation of treasury stock. For reference, the Company purchased 8.40 million shares outstanding (¥5.3 billion, $54 million) during the year under review.

Comprehensive loss

Comprehensive loss was ¥45.3 billion ($462 million), ¥58.3 billion lower than the prior year. This decrease was mainly due to increase in negative effect of foreign currency translation adjustments resulting from the appreciation of the yen.

(The fiscal year ended March 31, 2008 compared with the fiscal year ended March 31, 2007)

Revenues

For the year ended March 31, 2008, revenues of the Company increased ¥27.1 billion (2.4%), to ¥1,154.6 billion, from the prior year.

In the domestic market, revenues decreased ¥31.3 billion (5.2%), to ¥572.2 billion, from the prior year. Revenues in Internal Combustion Engine & Machinery decreased due to lower sales of farm equipment and construction machinery which were affected by stagnant market conditions. Revenues in Pipes, Valves, and Industrial Castings increased due to a large increase in sales of industrial castings, while sales of ductile iron pipes and plastic pipes remained at the same level as in the prior year. Revenues in Environmental Engineering decreased, as they were adversely affected by the contraction of a part of operations. Revenues in Other decreased due to drops in sales of condominiums and construction, while sales of vending machines expanded.

Revenues in overseas markets increased ¥58.4 billion (11.1%), to ¥582.3 billion, from the prior year. In North America, sales of construction machinery and engines decreased in adverse market conditions, while sales of tractors remained at almost the same level as in the prior year. On the other hand, other revenues including finance income increased largely. In Europe, sales of tractors, construction machinery, and engines all increased by large margins. In Asia outside Japan, sales of tractors continued to increase favorably in Thailand. As a result, the ratio of overseas revenues to consolidated revenues rose 3.9 percentage points, to 50.4% compared with the prior year, and overseas revenues exceeded domestic revenues for the first time ever.

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

Revenues by Industry Segment

1) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥793.7 billion, 6.3% higher than in the prior year, and comprising 68.7% of consolidated revenues. Domestic revenues decreased 3.9%, to ¥248.3 billion, and overseas revenues increased 11.6%, to ¥545.3 billion. This segment comprises farm equipment, engines, and construction machinery.

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

2) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased 3.8%, to ¥201.6 billion, from the prior year, and comprising 17.5% of consolidated revenues. Domestic revenues increased 4.7%, to ¥171.0 billion, and overseas revenues decreased 0.8%, to ¥30.6 billion. This segment comprises pipes, valves, and industrial castings.

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

3) Environmental Engineering

Revenues in Environmental Engineering decreased 21.8%, to ¥70.9 billion, from the prior year, and comprising 6.1% of consolidated revenues. Domestic revenues decreased 24.9%, to ¥64.9 billion, and overseas revenues increased 43.6%, to ¥5.9 billion. This segment consists of environmental control plants and pumps.

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

4) Other

Revenues in Other decreased 7.7%, to ¥88.4 billion, from the prior year, and comprising 7.7% of consolidated revenues. Domestic revenues decreased 7.7%, to ¥87.9 billion, and overseas revenues increased 2.2%, to ¥0.5 billion. This segment comprises vending machines, electronic-equipped machinery, air-conditioning equipment, construction, septic tanks, condominiums, and other businesses.

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

Cost of Revenues, SG&A Expenses, and Loss from Disposal and Impairment of Business and Fixed Assets

The cost of revenues increased 3.7% from the prior year, to ¥824.1 billion. The cost of revenues as a ratio to consolidated revenues increased 0.9 percentage point, to 71.4%. The increase in the ratio was attributable to sharply rising material costs, including those for scrap iron and synthetic resin. The Company estimates that it was negatively impacted by approximately ¥12.0 billion from such sharply rising material costs consisting of approximately ¥3.0 billion in Internal Combustion Engine and Machinery from the increase in prices of thin and thick steel sheets, castings and resin parts and approximately ¥9.0 billion in Pipes, Valves, and Industrial Castings from the increase in prices of scrap iron, synthetic resin and various nonferrous metals. Depreciation increased ¥5.0 billion from the prior year, to ¥30.1 billion, mainly due to the increase of production capacities of Internal Combustion Engine and Machinery.

Selling, general, and administrative (SG&A) expenses decreased 3.2% from the prior year, to ¥192.9 billion. The ratio of SG&A expenses to revenues decreased 1.0 percentage point, to 16.7%. This decrease was mainly due to the decreased level of asbestos-related expenses, which amounted to ¥1.1 billion compared with ¥4.0 billion in the prior year.

Loss from disposal and impairment of businesses and fixed assets decreased 78.1% from the prior year, to ¥0.7 billion, due to the absence of a restructuring expense of construction businesses recorded in the prior year.

Operating Income

Operating income increased ¥6.5 billion (5.0%), to ¥136.9 billion, from the prior year, the highest level in the Company’s history. By segment, operating income in Internal Combustion Engine and Machinery expanded due to the increase in revenues and the positive effect of a weaker yen, which were partially offset by price increases of raw materials and an increase in depreciation expenses. Operating income in Pipes, Valves, and Industrial Castings decreased, owing to a sharp price hike of raw materials. Environmental Engineering continued to have an operating loss due to decrease in sales and declining profit margins from intensifying competition. Operating income in Other rose mainly due to increased sales of vending machines.

Operating income or loss in each industry segment (before the elimination of intersegment profits and corporate expenses) was as follows: Internal Combustion Engine and Machinery, operating income of ¥133.0 billion, a 6.5% increase; Pipes, Valves, and Industrial Castings, operating income of ¥15.2 billion, a 30.8% decrease; Environmental Engineering, operating loss of ¥5.0 billion, as compared to an operating loss of ¥5.6 billion; and Other, operating income of ¥8.6 billion, a 20.2% increase.

Other Income (Expenses)

Other expenses, net, was ¥14.3 billion, as compared to ¥1.2 billion of other income in the prior year. This substantial decrease was mainly due to increases in the foreign exchange loss and valuation losses on other investments. The Company recorded foreign exchange loss-net of ¥9.0 billion. Foreign exchange loss-net relates primarily to the settlement of trade accounts and the valuation on foreign currency denominated assets such as trade notes and receivables. In order to hedge the risks of changes in foreign currency exchanges rates, the Company utilizes foreign exchange forward contracts and foreign currency option contracts. The Company partly reduced foreign exchange risk, but could not offset the risk completely. The valuation losses on other investment, which amounted to ¥6.7 billion, were caused by a stock market slump in Japan and mainly recorded on the shares of Mitsubishi UFJ Financial Group and that of Hankyu Hanshin Holdings, Inc. However, these losses were partly offset by an increase in interest and dividend income.

Income from Continuing Operations before Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥122.6 billion, a decrease of ¥9.0 billion from the prior year.

Income Taxes, Minority Interests in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies

Income taxes decreased 1.9% from the prior year, to ¥48.0 billion. The effective tax rate was 39.2%.

Minority interests in earnings of subsidiaries increased ¥0.6 billion, to ¥6.8 billion, which resulted from the favorable operating performances of overseas subsidiaries. Equity in net income of affiliated companies decreased ¥1.3 billion from the prior year, to ¥0.1 billion, mainly due to a deterioration of the financial results of a house-related affiliated company, Kubota Matsushitadenko Exterior Works Ltd., which was affected by the adverse impact of the partial revision of Japan’s building standards law.

Income from Continuing Operations

Income from continuing operations decreased 12.7% from the prior year, to ¥67.8 billion.

Income (Loss) from Discontinued Operations, Net of Taxes

Income from discontinued operations, net of taxes, was ¥0.2 billion in the year under review, compared with a ¥1.3 billion loss in the prior year.

Net Income

Due to the factors described above, net income decreased 11.0% from the prior year, to ¥68.0 billion. Return on shareholders’ equity decreased 1.7 percentage points, to 10.4%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥264, as compared to ¥295 in the prior year.

Dividends

The Company paid ¥40 per ADS as year-end cash dividends. Accordingly, including the interim dividend of ¥30 per ADS paid by the Company, the total dividends for the year ended March 31, 2008 were ¥70 per ADS, which was ¥10 per ADS higher than the prior year.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or to provide increased dividends combined with share buy-backs and the cancellation of treasury stock. For reference, the Company purchased 10.93 million shares outstanding (¥8.0 billion) and retired 6.00 million shares of treasury stock (¥4.4 billion) during the year under review.

Comprehensive Income

Comprehensive income was ¥13.0 billion, ¥54.3 billion lower than the prior year. This decrease was mainly due to an increase in unrealized losses on securities and recorded pension liability adjustment for the recognition of the underfunded status of the defined benefit plan, which were affected by the stock market slump.

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

1) Impairment of Long-Lived Assets

The application of impairment accounting requires the use of significant estimates and assumptions. Impairment testing for assets requires the allocation of cash flows to those assets and, if required, an estimate of fair value for the assets. The Company’s estimates are based upon business prospects in accordance with management’s authorizations. The Company uses assumptions which are believed to be reasonable and reflect the most recent economic condition, however, those assumptions are inherently uncertain and unpredictable, and would not reflect unanticipated events and circumstances that may occur. Losses from impairment of long-lived assets in fiscal 2009 and 2008 amounted to ¥0.7 billion ($8 million) and ¥0.1 billion, respectively.

2) Allowance for doubtful receivables

The evaluation of the collectability of the Company’s notes and accounts receivable, finance receivables, and non-current receivables requires the use of certain estimates. Such estimates require consideration of historical loss expense adjusted for current conditions, and judgments about the provable effects of relevant observable data including present economic conditions such as financial health of specific customers and collateral values. Sharpe changes in the economy or a significant change in the economic health of a particular customer could result in actual receivable losses that are materially different from the estimated reserve. Allowance for doubtful notes and accounts receivable in fiscal 2009 and 2008 amounted to ¥2.5 billion ($26 million) and ¥2.0 billion, respectively. Allowance for doubtful non-current receivables in fiscal 2009 and 2008 amounted to ¥0.9 billion ($9 million) and ¥1.0 million, respectively. Allowance for finance receivables in fiscal 2009 and 2008 amounted to ¥1.6 billion ($16 million) and ¥1.4 billion, respectively.

3) Revenue recognition for long-term contracts

The Company uses the percentage of completion method to recognize revenue from long-term contracts primarily in construction works with the Japanese national government and local governments. The percentage of completion method requires the use of estimates and assumptions to measure total contracts, remaining costs to completion, and total contract revenues. The Company continually reviews the estimates and assumptions. Any revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are accounted for in the consolidated statements of income for the fiscal year in which those revisions have been made.

4) Pension Assumptions

The measurement of the Company’s benefit obligation to its employees and the periodic benefit cost requires the use of certain assumptions, such as estimates of discount rates, expected return on plan assets, retirement rate, and mortality rate. The Company immediately recognizes net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, while the portion between 10% and 20% is amortized over the average participants’ remaining service period. Accordingly, significant changes in assumptions or significant divergences of actual results from the assumptions may have a material effect on periodic benefit cost in the future periods.

In preparing the financial statements for the years ended March 31, 2009, 2008, and 2007, the Company assumed a discount rate of 2.5%. A lower discount rate increases benefit obligations, which could affect the periodic benefit cost in the following years by an increase in service cost, a decrease in interest cost, and, if amortized, an increase in amortization cost through the amortization of actuarial loss. A decrease of 50 basis points in the discount rate increases the benefit obligations at March 31, 2009, by approximately ¥7.9 billion ($81 million).

The Company assumed an expected return on plan assets of 3.0% for the years ended March 31, 2008 and 2007. The Company lowered the expected return on plan assets to 2.5% for the year ended March 31, 2009 in consideration of the revision of the portfolio of pension plan assets by increasing the portion of fixed income securities in order to stabilize the return on plan assets, which increased the periodic benefit cost for the year ended March 31, 2009 by approximately ¥0.5 billion ($5 million).

The lower rate of return on plan assets decreases the expected return amount in the next year. A further decrease of 50 basis points in the expected rate of return on plan assets increases the periodic benefit cost for the year ending March 31, 2010, by approximately ¥0.4 billion ($4 million). On the other hand, the divergence between the expected and actual return on plan assets could affect the periodic benefit cost, if amortized, in the following years by an increase or decrease in amortization cost through the amortization of actuarial gain or loss.

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

Deferred tax assets less valuation allowance in fiscal 2009 and 2008 amounted to ¥73.0 billion ($745 million) and ¥77.8 billion, respectively.

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

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value and expands disclosures about fair value measurements that are required or permitted under other accounting pronouncements. This statement is effective in fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157,” that delays the effective date of SFAS No. 157 for nonfinancial assets and liabilities. The Company adopted this statement on April 1, 2008. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. This statement expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 161 requires entities to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The company adopted this statement on January 1, 2009. The adoption of this statement did not have an impact on the Company’s consolidated results of operations and financial position.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. This position requires more detailed disclosures about plan assets including investment allocation, the major categories of plan assets, valuation techniques used to measure the fair value of plan assets, concentrations of risk within plan assets. This statement is effective for fiscal years ending after December 15, 2009. The adoption of this position is not expected to have a material impact on the Company’s consolidated results of operations and financial position.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events.” This statement establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this statement is not expected to have a material impact on the Company’s consolidated results of operations and financial position.

B. Liquidity and Capital Resources

Finance and Liquidity Management

The Company’s financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents, other current assets, cash flows provided by operating activities, and borrowing, the Company is in a position to fully finance the expansion of its business, R&D, and capital expenditures for current and future business projects. The specific methods of obtaining financing available to the Company are borrowing from financial institutions, establishing committed lines of credit, and the issuance of bonds and commercial paper (CP) in the capital markets.

Annual interest rates of short-term borrowings ranged primarily from 0.20% to 5.41% at March 31, 2009. The weighted average interest rate on such short-term borrowings was 3.1%. As for long-term debt, both fixed and floating rates were included in the interest rates, and the weighted average interest rate on such long-term debt at March 31, 2009, was 2.9%. With regard to the maturity profile of these borrowings, please refer to Item 5.F “Tabular Disclosure of Contractual Obligations”.

In the United States, financing by securitization of trade receivables was quite difficult in the year ended March 31, 2009 because of turmoil in the U.S. financial markets. The Company switched the funding source from sale of trade receivables to borrowing from financial institutions. Although the credit crunch occurred from instability of global money market, the Company was able to raise enough funds for business operations soundly and has not encountered financing problems.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥25.0 billion ($255 million) with certain Japanese banks. However, the Company currently does not use these lines. The Company also maintains a CP program allowing for the issuance of CP of up to ¥100.0 billion ($1,020 million). There was ¥6.5 billion ($66 million) outstanding issue of CP as of the end of March 2009.

The Company utilizes Group financing. With Group financing, the Company centralizes and pursues the efficiency of cash management domestically through the Kubota Cash Management System, under which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded, as necessary.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company carefully monitors its interest-bearing debt, excluding debt related to sale financing programs. The Company is providing sale financing programs to support machinery sales in North America and Thailand. The Company believes an increase of debt related to sales financing programs is a result of business expansion. At the end of March 2009, the amount of interest-bearing debt increased ¥38.1 billion, to ¥401.1 billion ($4,093 million). Of the ¥401.1 billion, ¥350.6 billion ($3,577 million) was borrowings from financial institutions, ¥6.5 billion ($66 million) was issue of CP, and the remaining ¥44.0 billion ($449 million) consisted of corporate bonds.

The Company plans its capital expenditures considering future business demand and cash flows. The Company intends to fund the investment basically through cash obtained by operating activities, and to also utilize available borrowings from financial institutions. The Company’s commitments for capital expenditures are not material. The Company has underfunded pension liabilities of ¥56.6 billion ($577 million), which relate primarily to the parent company, as of the end of March, 2009. The Company’s contributions to pension plans for the year ending March 31, 2010 are expected to be ¥13.9 billion ($142 million).

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with repurchases of treasury stock. The Company uses net cash provided by operating activities for these dividends and repurchases.

The amount of working capital increased ¥18.8 billion, to ¥322.0 billion ($3,285 million), from the prior year-end. Additionally, the ratio of current assets to current liabilities increased 6.8 percentage points, to 165.1%, due primarily to switching the funding source from sale of trade receivables to short- and long-term borrowing from financial institutions. There is some seasonality to the Company’s liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments is collected during April through June each year. Currently, the Company believes the working capital is sufficient for the Company’s present requirements.

All things considered, the Company believes that it can support its current and anticipated capital and operating requirements for the foreseeable future. The currencies in which the Company has its debt are mainly Japanese yen and U.S. dollars. There are no restrictions regarding the manner in which the funds may be used.

There are restrictive covenants related to its borrowings including clauses of negative pledges, rating triggers and minimum net worth. The financial covenants are as follows: the rating trigger covenant states that the Company shall keep or be higher than the “BBB—”rating by Rating and Investment Information, Inc. (R&I) and the minimum net worth covenant states that the Company shall keep the amount of shareholders’ equity of more than ¥454.0 billion ($4,633 million) on a consolidated basis and more than ¥322.0 billion ($3,286 million) on a parent company-only basis. The Company is in compliance with those restrictive covenants at March 31, 2009.

Cash Flows

Net cash used in operating activities during the year under review was ¥22.6 billion ($231 million), and cash inflow decreased ¥112.7 billion ($1,150 million) from the prior year. Cash inflow decreased substantially due to decreased net income, reduced sales of trade receivables in North America and increased inventories. Such amounts exceeded the cash provided by increases in other current liabilities.

Net cash used in investing activities was ¥74.0 billion ($755 million), an increase of ¥1.7 billion from the prior year. Cash used in purchases of investments and change in loan receivables increased largely; however, a decrease in purchases of fixed assets, an increase in proceeds from sales of property, plant, and equipment, and a slowdown in finance receivables decreased our cash outflow. As a result, net cash used in investing activities was almost at the same level as the prior year.

Net cash provided by financing activities was ¥84.9 billion ($866 million), an increase of ¥96.5 billion from the prior year, due to increases in short-term borrowings and long-term debt resulted from switching the funding source from sales of trade receivables to borrowing from financial institutions in North America.

Including the effect of exchange rate, cash and cash equivalents at the end of March 2009 were ¥69.5 billion ($709 million), a decrease of ¥19.3 billion from the prior year.

Over the past three years, the amount of net cash provided by operating activities was ¥164.4 billion in aggregate and net increases in borrowings were ¥130.3 billion in aggregate. Additionally, during the same period, proceeds from sales of property, plant, and equipment and proceeds from sales of investments were ¥10.0 billion in total. The aggregate amount of these cash flows was used chiefly to fund increases in finance receivables, which exceeded collections of finance receivables by ¥140.5 billion, purchase of fixed assets of ¥103.0 billion, payment of dividends to stockholders of ¥50.2 billion and repurchase of common stock for ¥21.9 billion.

Ratings

The Company has obtained a credit rating from R&I, a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company’s ratings are “A+” for long-term debt and “a-1” for short-term debt as of March 2009 and its outlook is positive. The Company’s favorable credit ratings provide it access to capital markets and investors.

Assets, Liabilities, and Shareholders’ Equity

1) Assets

Total assets at the end of March 2009 amounted to ¥1,385.8 billion ($14,141 million), a decrease of ¥78.4 billion (5.4%) from the end of the prior year.

Current assets were ¥816.3 billion ($8,330 million), a decrease of ¥6.3 billion from the prior year-end. Cash and Cash equivalent decreased and short-term finance receivables decreased resulting from the appreciation of the yen. As a result of reduced sales of trade receivables in North America, trade accounts receivable substantially increased and interest in sold receivables substantially decreased at the same time. Inventory turnover dropped 0.2 point, to 5.4 times. Investments and long-term finance receivables substantially decreased due to a decrease in long-term finance receivables resulting from appreciation of yen and shrinkage of unrealized gains of securities affected by stock market slump. Property, plant, and equipment decreased ¥12.5 billion to ¥225.6 billion ($2,302 million), while other assets increased ¥10.8 billion to ¥63.9 billion ($652 million) mainly due to an increase of long-term deferred tax assets.

2) Liabilities

Total liabilities amounted to ¥769.6 billion ($7,853 million), a decrease of ¥3.4 billion (0.4%) from the end of the prior year.

Current liabilities were ¥494.4 billion ($5,045 million), a decrease of ¥25.1 billion from the prior year-end, interest-bearing debt such as short-term borrowings increased substantially resulting from switching the funding source from sale of trade receivables to borrowing from financial institutions, while trade notes payable, trade accounts payable and income taxes payable decreased. On the other hand, long-term liabilities increased ¥21.7 billion, to ¥275.2 billion ($2,808 million). Accrued retirement and pension costs and other long-term debt increased largely, while other long-term liabilities decreased due to a decrease of deferred tax liabilities affected by shrinkage of unrealized gains of securities.

3) Minority Interests

Minority interests amounted to ¥38.0 billion ($388 million), a decrease of ¥5.3 billion (12.2%) from the end of the prior year mainly due to a decrease in foreign currency translation adjustments of foreign subsidiaries resulting from the appreciation of the yen.

4) Shareholders’ Equity

Total shareholders’ equity amounted to ¥578.3 billion ($5,901 million), a decrease of ¥69.8 billion (10.8%) from the end of the prior year.

Retained earnings increased steadily due to recorded net income, however; accumulated other comprehensive income decreased substantially due to decreases in foreign currency translation adjustments and unrealized losses on securities. The Company repurchased ¥5.3 billion ($54 million) of treasury stock during the year under review.

The shareholders’ equity ratio* was 41.7%, 2.6 percentage point lower than at the prior year-end. The debt-to-equity ratio** was 69.4%, 13.4 percentage points higher than at the prior year-end.

*	Shareholders’ equity ratio = shareholders’ equity / total assets
**	Debt-to-equity ratio = interest-bearing debt / shareholders’ equity

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, the Company conducts its derivative transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. The counterparties for the Company’s derivative transactions are financial institutions with high creditworthiness; therefore, the Company does not anticipate any credit losses on such transactions. For more specific details, please refer to Note 13 to the consolidated financial statements.

C. Research and Development, Patents and Licenses, etc

Research and Development

The following table shows the Company’s research and development expenses for the last three fiscal years.

	Millions of yen			Thousands of U.S. dollars
	2009	2008	2007	2009
R&D Expenses	¥26,290	¥24,784	¥22,925	$268,265
As a percentage of consolidated revenues	2.4%	2.1%	2.4%	—

The R&D activities are conducted principally in R&D departments in each business division and subsidiary. In our business divisions and subsidiaries, there are 33 R&D departments. Each department promotes the R&D activities fortifying each business.

Total R&D expenses of four industrial segments, which are Internal Combustion Engine and Machinery, Pipes, Valves, and Industrial Castings, Environmental Engineering, and Other segment, were ¥19.7 billion, ¥1.8 billion, ¥2.5 billion, and ¥2.3 billion, respectively.

Patents and Licenses

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2009, the Company held 4,642 Japanese patents and 1,065 foreign patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect Kubota’s business. Kubota grants licenses to others to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2008, royalty income and expenses were ¥740 million ($7,551 thousand) and ¥106 million ($1,082 thousand), respectively, under such licensing arrangements.

D. Trend Information

Outlook for the Next Fiscal Year

The Company forecasts consolidated revenues for the year ending March 31, 2010 will decrease from the year under review. Domestic revenues are forecast to decrease due to a decrease of revenues in Internal Combustion Engine and Machinery, and Pipes, Valves, and Industrial Castings, while revenues in Environmental Engineering are expected to be the same level as the year under review. In overseas markets, although revenues in Pipes, Valves, and Industrial Castings, and Environmental Engineering are expected to increase from the year under review, revenues in Internal Combustion Engine and Machinery are forecast to decrease substantially. As a result, total overseas revenues are forecast to decrease from the year under review.

The Company forecasts operating income will decrease from the year under review, mainly due to a significant decrease in revenues and the appreciation of the yen.

The Company expects income from continuing operation before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies and net income for the next fiscal year will decrease from the year under review mainly due to a decrease in operating income.

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

After the Company established its internal policies and procedures of relief payment system, the Company has received claims for relief payments from 198 residents and paid or accrued relief payments to 178 of those residents after carefully reviewing those claims as of March 31, 2009.

With regard to the procedures for making claims to the Company for relief payments, the Company has asked the residents or the bereaved family of the residents who lived close to its former plant to communicate with the Company through Amagasaki Occupational Safety and Health Center with the documents requested by the Company.

With regard to current and former employees of the Company who are suffering from or have died of asbestos-related disease, in accordance with the Company’s internal policies, the Company shall pay compensation which is not required by law. Upon certification of medical treatment compensation from the Workers’ Accident Compensation Insurance for asbestos-related diseases, the compensation for asbestos-related disease shall be paid. In case an employee dies during medical treatment and are certified for compensation from the Workers’ Accident Compensation Insurance for bereaved families, the compensation for asbestos-related disease for the bereaved family shall also be paid. In addition, the Company shall provide other financial aids, such as medical expenses during medical treatment which are incurred by the diseased employees or salary payments during the period of their absence from work. The cumulative number of current and former employees who are eligible for compensation in accordance with the Company’s internal policies that are not required by law is 152 as of the end of March 2007, 160 as of the end of March 2008, and 162 as of the end of March 2009.

In August 2006, the Company announced that the Company would provide a total donation of ¥1.2 billion to Hyogo College of Medicine made over 10 years and a ¥0.5 billion to Osaka Medical Center for Cancer and Cardiovascular Diseases over five years. And the Company donated ¥200 million ($2,041 thousand) as a contribution for the year ended March 31, 2009.

As a result of the asbestos issue becoming an object of public concern, the Japanese government newly established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (“New Asbestos Law”) in March 2006. This law was enacted for the purpose of promptly providing relief to people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers’ Accident Compensation Insurance Law. The relief aid payments are contributed by the national government, municipal governments, and business entities. The contribution includes a special contribution by companies which operated a business closely related to asbestos, and was made by business entities commencing from the year ended March 31, 2008. During the year ended March 31, 2007, the Company accounted for ¥735 million ($7,500 thousand) of the special contribution as a lump sum expense, which is imposed based on the New Asbestos Law during the four-year period commencing on April 1, 2007.

Contingencies Regarding Asbestos-Related Matters

The Company expenses the payments for the health hazard of asbestos based on the Company’s policies and procedures. The expenses include payments to certain residents who lived near the Company’s plant and current and former employees, and a special contribution in accordance with the New Asbestos Law. The amounts of these expenses during the year ended March 31, 2009 were approximately ¥1,155 million ($11,786 thousand). Of the ¥1,155 million ($11,786 thousand), ¥876 million ($8,939 thousand) represented expenses relating to the payment for the relief payment system established in April 2006. The Company has no basis or information to estimate the number of residents and current and former employees that are going to apply for payments.

Although the Company is currently a defendant in litigations relating to asbestos, the ultimate outcome of these litigations is also unpredictable with certainty due to inherent uncertainties in litigation.

Accordingly, the Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to asbestos issues. However, the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations, financial position, and its liquidity.

Subsequent events

On May 13, 2009, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2009 of ¥7 per common share (¥35 per 5 common shares) or a total of ¥8,907 million ($90,888 thousand).

E. Off-balance Sheet Arrangements

The Company previously utilized accounts receivable securitization programs, which were important for the Company to broaden its funding sources and raise cost-effective funds. However, in the United States, financing by securitization of trade receivables was quite difficult in the year ended March 31, 2009 because of turmoil in the U.S. financial markets. Under this situation, the Company terminated all securitization programs during the year ended March 31, 2009. As a result, the Company has no sold receivables at March 31, 2009.

The Company provides guarantees to distributors, including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2009 was ¥2.5 billion ($26 million).

F. Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at March 31, 2009.

	Millions of yen
	Total	Payments due by period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	¥132,100	¥132,100	¥—	¥—	¥—
Capital lease obligations	6,521	3,457	2,849	188	27
Long-term debt	262,445	56,921	152,010	40,327	13,187
Deposits from customers	2,466	2,466	—	—	—
Operating lease obligations	2,845	1,017	1,065	631	132
Commitments for capital expenditures	2,822	2,822	—	—	—
Interest payments	13,125	6,010	5,875	1,032	208

Total	¥422,324	¥204,793	¥161,799	¥42,178	¥13,554

	Thousands of U.S. dollars
	Total	Payments due by period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	$1,347,959	$1,347,959	$—	$—	$—
Capital lease obligations	66,541	35,275	29,072	1,918	276
Long-term debt	2,678,010	580,827	1,551,122	411,500	134,561
Deposits from customers	25,163	25,163	—	—	—
Operating lease obligations	29,031	10,378	10,867	6,439	1,347
Commitments for capital expenditures	28,796	28,796	—	—	—
Interest payments	133,929	61,327	59,949	10,531	2,122

Total	$4,309,429	$2,089,725	$1,651,010	$430,388	$138,306

Long-term debt represents unsecured bonds and loans principally from banks and insurance companies.

The Company’s contributions to pension plans for the year ending March 31, 2010 are expected to be ¥13,884 million ($142 million).

Payments due by periods for interest payments are calculated using the contract rate of each borrowing or debt at March 31, 2009.

Payments under interest rate swap contracts for the year ending March 31, 2010 are expected to be ¥2,533 million ($26 million)

Liabilities for unrecognized tax benefits of ¥6,759 million ($69 million) at March 31, 2009 are excluded from the table. Liabilities for unrecognized tax benefits are due mainly to a bilateral Advance Pricing Agreement (APA), and it is reasonably possible that the amount of unrecognized tax benefits may significantly increase or decrease within the next 12 months depending on the business results of the U.S. subsidiaries in the future periods.

There are ongoing potential remediation issues. However, effect cannot be quantified.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following sets forth the information about the Company’s Directors, Executive Officers and Corporate Auditors as of the date of filing of this Report, together with their respective dates of birth and positions. The term of office of all Directors will expire at the conclusion of the ordinary general meeting of shareholders which will be held in 2010.

Name (Birthday)	Number of Company Shares Owned as of June 19, 2009	Current Positions and Brief Occupational History (including responsibilities in other companies)
Yasuo Masumoto (April 21, 1947)	32,000 Shares	Representative Director, President & CEO of Kubota Corporation

		January 2009:	Representative Director, President & CEO of Kubota Corporation (to present)
		April 2008:	Executive Vice President and Director of Kubota Corporation
April 2007:

In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office,

General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

		April, 2006:	Executive Managing Director of Kubota Corporation
		April 2005:	Deputy General Manager of Industrial & Material Systems Consolidated Division
		January 2005:	In charge of Quality Assurance & Manufacturing Promotion Dept.
		June 2004:	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division
		April 2004:	Managing Director of Kubota Corporation, in charge of Manufacturing Planning & Promotion Dept.
		April 2003:	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division
		June 2002:	Director of Kubota Corporation
		October 2001:	General Manager of Farm Machinery Division
		April 1971:	Joined Kubota Corporation

Daisuke Hatakake (June 29, 1941)	74,000 Shares	Chairman of the Board of Directors of Kubota Corporation

		June 2009:	Chairman of the Board of Directors of Kubota Corporation (to present)
		January 2009:	Representative Director, Chairman of the Board of Directors of Kubota Corporation
		April 2003:	President and Representative Director of Kubota Corporation
		June 2002:	General Manager of Corporate Compliance Headquarters
		June 2001:	Managing Director of Kubota Corporation, in charge of Corporate Planning & Control Dept., Finance & Accounting Dept., Corporate Information Systems Planning Dept. (assistant)
		August 2000:	In charge of PV Business Planning & Promotion Dept.
		June 2000:	In charge of Compliance Auditing Dept., Business Alliance Dept. (assistant), Corporate Information Systems Planning Dept. (assistant), General Manager of Corporate Planning & Control Dept.
		June 1999:	Director of Kubota Corporation
		December 1998:	General Manager of Corporate Planning & Control Dept.
		April 1964:	Joined Kubota Corporation

Moriya Hayashi (May 7, 1944)	39,000 Shares	Vice Chairman of the Board of Directors of Kubota Corporation

		January 2009:	Vice Chairman of the Board of Directors of Kubota Corporation (to present)
		April 2006:	Executive Vice President and Representative Director of Kubota Corporation
		April 2004:	General Manager of Farm & Industrial Machinery Consolidated Division
		April 2004:	Executive Managing Director of Kubota Corporation
		April 2003:	Managing Director of Kubota Corporation, General Manager of Tractor Division
		January 2002:	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division
		October 2001:	Deputy General Manager of Tractor Division
		June 2001:	Director of Kubota Corporation
		June 1999:	President of Kubota Tractor Corporation
		April 1969:	Joined Kubota Corporation

Hirokazu Nara (October 2, 1948)	23,000 Shares	Representative Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Water & Engineering Consolidated Division

		April 2009:	General Manager of Water & Engineering Consolidated Division (to present)
		April 2009:	Representative Director and Senior Managing Executive Officer of Kubota Corporation (to present)
		April 2007:	Managing Director of Kubota Corporation, in charge of Corporate Staff Section (assistant)
		October 2005:	In charge of Corporate Planning & Control Dept.
		June 2005:	In charge of Finance & Accounting Dept.
		June 2005:	Director of Kubota Corporation, in charge of Air Condition Equipment Division, Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., General Manager of Corporate Planning & Control Dept.
		April 2005:	In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant) and General Manager of Corporate Planning & Control Dept.
		April 2003:	General Manager of Corporate Planning & Control Dept.
		April 1971:	Joined Kubota Corporation

Tetsuji Tomita (March 6, 1950)	16,000 Shares	Representative Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

		April 2009:	Representative Director and Senior Managing Executive Officer of Kubota Corporation (to present)
		January 2009:	General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		April 2008:	Managing Director of Kubota Corporation
		June 2005:	Director of Kubota Corporation
		April 2004:	President of Kubota Tractor Corporation
		January 2003:	President of Kubota Europe S.A.S.
		April 1973:	Joined Kubota Corporation

Satoru Sakamoto (July 18, 1952)	12,000 Shares	Director and Managing Executive Officer of Kubota Corporation, In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

		April 2009:	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept. (to present)
		April 2009:	Director and Executive Managing Officer of Kubota Corporation (to present)
		June 2006:	Director of Kubota Corporation
		April 2006:	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd.
		October 2005:	Deputy General Manager of Air Condition Equipment Division and Director of Kubota Air Conditioner, Ltd.
		April 2003:	General Manager of Planning Dept. in Ductile Iron Pipe Division
		June 2001:	General Manager of Corporate Planning & Control Dept.
		April 1976:	Joined Kubota Corporation

Yuzuru Mizuno (January 21, 1948)	13,000 Shares	Director of Kubota Corporation, Executive Vice President of Matsushita Real Estate Co., Ltd.

		June 2009:	Director of Kubota Corporation (to present)
		July 2008:	Executive Vice President of Matsushita Real Estate Co., Ltd. (to present)
		July 2005:	Executive Senior Councilor of Corporate Accounting & Finance of Matsushita Electric Industrial Co., Ltd.
		June 2005:	Corporate Auditor of Kubota Corporation (to present)
		July 2004:	Executive Director of Matsushita Electric Industrial Co., Ltd., In charge of Corporate Finance & Investor Relations
		February 2004:	Director (non full-time) of Nippon Otis Elevator Company
		October 2000:	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.
		October 2000:	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.
		June 1998:	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.
		December 1995:	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		April 1970:	Joined Matsushita Electric Industrial Co., Ltd.

Kan Trakulhoon (May 15, 1955)	0 Share	Director of Kubota Corporation President and CEO, Siam Cement Group (SCG)

		June 2009;	Director of Kubota Corporation (to present)
		January 2006:	President and CEO, Siam Cement Group (SCG) (to present)
		July 2004:	Executive Vice President of The Siam Cement Plc.
		January 2003:	Vice President of The Siam Cement Plc.
		January 1999:	President of Cementhai Ceramics Co., Ltd.
		June 1977:	Joined The Siam Cement Plc.

Yoshiharu Nishiguchi (January 29, 1947)	23,000 Shares	Corporate Auditor of Kubota Corporation

		June 2007:	Corporate Auditor of Kubota Corporation (to present)
		April 2007:	Director of Kubota Corporation
		April 2006:	In charge of General Affairs Dept., Tokyo Administration Dept.
		April 2005:	Managing Director of Kubota Corporation, In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office
		April 2004:	In charge of Septic Tanks Division, Housing & Building Materials Business Coordination Dept., Secretary & Public Relations Dept., PV Business Planning & Promotion Dept.,
		June 2003:	Director of Kubota Corporation, In charge of Air Condition Equipment Division, Corporate Planning & Control Dept., Finance & Accounting Dept.
		December 2002:	General Manager of Compliance Auditing Dept.
		June 2000:	General Manager of Finance & Accounting Dept.
		July 1998:	General Manager of Accounting Dept.
		April 1970:	Joined Kubota Corporation

Toshihiro Fukuda (October 12, 1945)	63,000 Shares	Corporate Auditor of Kubota Corporation

		June 2009:	Corporate Auditor of Kubota Corporation (to present)
		April 2009:	Director of Kubota Corporation
		April 2008:	Executive Vice President and Director of Kubota Corporation
		April 2007:	In charge of Corporate Staff Section
		April 2006:	In charge of Secretary & Public Relations Dept.
		April 2005:	Executive Managing Director of Kubota Corporation, In charge of CSR Planning & Coordination Dept., General Manager of Corporate Compliance Headquarters
		April 2004:	Managing Director of Kubota Corporation, in charge of Corporate Compliance Headquarters, Environmental Protection Dept., General Affairs Dept.
		April 2003:	General Manager of Farm Machinery Division
		March 2003:	In charge of Related Products Division
		June 2002:	Director of Kubota Corporation
		October 2001:	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sales Coordination Dept. in Farm & Industrial Machinery Consolidated Division
		April 1969:	Joined Kubota Corporation

Masao Morishita (January 22, 1949)	0 Share	Corporate Auditor of Kubota Corporation, Director and CFO of MT Picture Display Co., Ltd., In charge of Administration Dept.

		June 2009:	Corporate Auditor of Kubota Corporation (to present)
		April 2006:	Director and CFO of MT Picture Display Co., Ltd., In charge of Administration Dept. (to present)
		April 2003:	Director and General Manager of Administrative Headquarter of Matsushita Toshiba Picture Display Co., Ltd.
		April 1998:	General Manager of Accounting Dept. and Business Planning Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		April 1994	President and Director of Matsushita Compressor Corporation of America
		April 1971:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

Yoshio Suekawa (September 1, 1937)	19,000 Shares	Corporate Auditor of Kubota Corporation

		June 2004:	Corporate Auditor of Kubota Corporation (to present)
		April 2004:	Appointed as a special visiting professor, the Faculty of Commerce, Doshisha University
		July 2002:	Established Suekawa CPA Office (to present)
		June 2002:	Retired from Representative Partner of Deloitte Touche Tohmatsu, Osaka
		May 1989:	Assumed Representative Partner of Deloitte Touche, Tohmatsu, Osaka
		July 1984:	Joined Sanwa Tokyo Marunouchi (currently, Deloitte Touche Tohmatsu)
		October 1963:	Registered as a CPA with the Japanese Institute of Certified Public Accountants
		October 1959:	Joined Lowe Bingham and Luckie (currently, PricewaterhouseCoopers, Osaka)

Masanobu Wakabayashi (January 19, 1944)	3,000 Shares	Corporate Auditor of Kubota Corporation

		June 2007:	Corporate Auditor of Kubota Corporation (to present)
		Mar 2004:	Chairman of Osaka Prefectural Labour Relations Commission
		April 1993:	Vice President of Osaka Bar Association
		April 1979:	Established Masanobu Wakabayashi Law Office (to present)
		April 1970:	Registered as an attorney with Osaka Bar Association

Among Directors or Corporate Auditors of Kubota Corporation, there is no family relationship. No Directors or Corporate Auditors, except Yuzuru Mizuno, Kan Trakulhoon, Masao Morishita, Yoshio Suekawa, and Masanobu Wakabayashi, have business activities outside the Company. Two Directors, Yuzuru Mizuno and Kan Trakulhoon, have directorship at other companies as above mentioned.

There is not any arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any person named above was selected as a Director or a Corporate Auditor.

The Company is not dependent on specific Directors, researchers, or any other entity for its management.

The Company resolved at the meeting of the Board of Directors held on February 10, 2009 to introduce the Executive Officer System and 26 Executive Officers were newly appointed by the Board of Directors on April 1, 2009. The following sets for the information about the Executive Officers except three persons who also hold the post of Directors as of the date of filing of this Report, together with their respective positions and responsibilities. Please refer to Item 6C “Board Practices” for details of the Executive Officer System.

Title	Name	Responsibilities and principal position
Senior Managing Executive Officer	Eisaku Shinohara	In charge of Research & Development Planning & Promotion Dept. and Environmental Equipment R&D Center

Managing Executive Officer	Morimitsu Katayama	General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, General Manager of Sakai Plant, In charge of Quality Assurance & Manufacturing Promotion Dept.

Managing Executive Officer	Nobuyuki Toshikuni	General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division

Managing Executive Officer	Masayoshi Kitaoka	In charge of Personnel Dept., Secretary & Public Relations Dept., General Affairs Dept., Tokyo Administration Dept., General Manager of Head Office

Managing Executive Officer	Masatoshi Kimata	Deputy General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

Managing Executive Officer	Nobuyo Shioji	General Manager of Construction Machinery Division, President of Kubota Construction Machinery Japan Co., Ltd.

Managing Executive Officer	Takeshi Torigoe	General Manager of Social Infrastructure Consolidated Division, General Manager of Material Division, General Manager of Steel Castings Business Unit

Managing Executive Officer	Hideki Iwabu

General Manager of Water Engineering & Solution Division,

General Manager of Water & Sewage Engineering Business Unit,

General Manager of Membrane Systems Business Unit,

General Manager of Membrane Systems Business Coordination Dept.,

General Manager of Tokyo Head Office,

President of Kubota Membrane Co., Ltd.

Executive Officer	Takashi Yoshii	President of Kubota Manufacturing of America Corporation

Executive Officer	Kohkichi Uji	General Manager of Pipe Systems Division, General Manager of Ductile Iron Pipe Business Unit

Executive Officer	Toshihiro Kubo

Deputy General Manager of Water & Environment Systems Consolidated Division, General Manager of Water & Environment Systems, Social Infrastructure Business Promotion Headquarter,

General Manager of Production Control Dept. in Water & Environment Systems, Social Infrastructure Business Promotion Headquarter

Executive Officer	Kenshiro Ogawa	General Manager of Tsukuba Plant, General Manager of Production Engineering Center of Emission in Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

Executive Officer	Tetsu Fukui	General Manager of Environmental Equipment R&D Center, General Manager of Environmental Consolidated Technology Dept. in Environmental Equipment R&D Center

Executive Officer	Satoshi Iida	President of Kubota Tractor Corporation

Executive Officer	Shigeru Kimura	In charge of Corporate Planning & Control Dept. (Assistant), General Manager of Finance & Accounting Dept.

Executive Officer	Katsuyuki Iwana	General Manager of Related Products Division

Executive Officer	Masakazu Tanaka	General Manager of Farm Machinery Division

Executive Officer	Taichi Itoh	General Manager of Health & Safety Planning & Promotion Dept.

Executive Officer	Yujiro Kimura	General Manager of Electronic Equipped Machinery Division

Executive Officer	Shinji Sasaki	General Manager of Engine Division

Executive Officer	Hiroshi Matsuki	General Manager of Steel Pipe Division

Executive Officer	Yuichi Kitao	General Manager of Tractor Division

Executive Officer	Kunio Suwa	General Manager of CSR Planning & Coordination Headquarters

B. Compensation

The aggregate remuneration, including bonuses, paid by the Company in fiscal 2009 to all Directors and Corporate Auditors of the Company as a group (29 persons) was ¥1,027 million. No options to purchase securities from the registrant or any of its subsidiaries were outstanding on March 31, 2009. At the meeting of the Board of Directors of the Company held on May 13, 2005, the Company resolved that the retirement benefit systems for Directors and Corporate Auditors should be terminated as of the date of the ordinary general meeting of shareholders held on June 24, 2005 and retirement benefits should be paid to the then Directors and Corporate Auditors for the services rendered before the termination of the system. The Board of Directors also resolved that the timing of payment would be at the time of the retirement of each Director and/or Corporate Auditor from his/her office. The amount of the retirement benefits for the services rendered before the termination of the system was allocated to other long-term liabilities in the Company’s consolidated balance sheets.

C. Board Practices

The Company’s Articles of Incorporation as revised as of June 19, 2009 provide that the number of Directors of the Company shall be not more than 10 and that of the Corporate Auditors shall be not more than six.

Directors and Corporate Auditors shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company’s affairs. The Board of Directors may, by its resolution, appoint one Chairman of the Board of Directors, one Vice Chairman of the Board of Directors, one President-Director, and one or more Vice President-Directors, Executive Managing Directors and Managing Directors. The Board of Directors shall, by its resolution, appoint Representative Directors. A Japanese joint stock corporation with corporate auditors, such as the Company, is not obliged under the Corporate Law to have any outside directors on its board of directors. However, the Company elected two outside Directors at the ordinary general meeting of shareholders held in June 2009. An “outside director” is defined as a director of the company who does not engage or has not engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who does not serve or has not served as an executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one year from their assumption of office, and in the case of Corporate Auditors, within four years from their assumption of office. However, they may serve any number of consecutive terms.

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

The Company resolved at the meeting of the Board of Directors held on February 10, 2009 to reform its management systems by (i) introducing the Executive Officer System, (ii) reducing the number of Directors, (iii) electing outside Directors, (iv) reorganizing business divisions of the Company and (v) establishing the strategic planning committees to enhance research and development, quality control and manufacturing.

Executive Officers are appointed by the Board of Directors. 26 Executive Officers were newly appointed on April 1, 2009 in order that the Company may promptly respond to changes in the business environment and improve management efficiency by strengthening strategic decision-making function of the Board of Directors and the operational functions of business activities by President and other Executive Officers. The Executive Officer System is not a statutory system and is different from the statutory executive officer system which is adopted by a “company with specified committees,” where the company is required to have audit, nominating and compensation committees, each composed of a majority of outside Directors.

The number of the incumbent Directors was reduced from 24 to 6 in order to promote strategic decision-making by the Board of Directors more agilely. In addition, the Company elected 2 outside Directors as described above at the ordinary general meeting of shareholders held in June 2009 in order to improve supervisory function of the Board of Directors.

There are no Directors’ service contracts with Kubota Corporation providing for benefits upon termination of service.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002).

D. Employees

Head Count at the End of the Year

2007	2008	2009
23,727	24,464	25,140

Head Count in Each Segment

	2007	2008	2009
Internal Combustion Engine and Machinery	13,440	14,281	15,057
Pipes, Valves, and Industrial Castings	3,951	4,075	4,008
Environmental Engineering	2,484	2,297	2,308
Other	3,390	3,312	3,269
Corporate	462	499	498

Total	23,727	24,464	25,140

The number of full-time employees of Kubota as of March 31, 2009 was 25,140. Most employees of the Company in Japan, other than managerial personnel, are union members. The unions belong to the Federation of all Kubota Labor Union, which is affiliated with the Japanese Trade Union Confederation. The Company believes it maintains good relationship with the union.

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

E. Share Ownership

The total number of shares of the Company’s common stock beneficially owned by the Directors and Corporate Auditors as a group as of June 19, 2009 was as follows:

Title of Class	Identity of persons or group	Number of shares owned	Percentage of class
Common stock	Directors and Corporate Auditors	304,000	0.02%

For individual shareholdings, see Item 6.A “Directors and Senior Management.”

Employee Stock Ownership Association (Kubota Fund) owned 16,608,257 shares as of March 31, 2009, which amounted to 1.3% of total shares issued.

The association consists of employees of the Company and some of its subsidiaries, and the members contribute a portion of their salaries to the association. The association purchases shares of Kubota’s common stock on behalf of members.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2009, three shareholders held 5% or more of the shares issued. The 10 largest shareholders are as follows:

	(As of March 31, 2009)
Name	Number of shares (thousand)	(%)
Japan Trustee Services Bank, Ltd.	199,380	15.66
The Master Trust Bank of Japan Ltd.	123,078	9.67
Nippon Life Insurance Company	82,304	6.46
Meiji Yasuda Life Insurance Company	61,501	4.83
Sumitomo Mitsui Banking Corporation	45,006	3.53
Mizuho Corporate Bank, Ltd.	40,851	3.21
Trust & Custody Service Bank, Ltd.	30,662	2.40
The Dai-ichi Mutual Life Insurance Company	30,491	2.39
Mizuho Bank, Ltd.	28,388	2.23
Sumitomo Life Insurance Company	25,307	1.98

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. The major shareholders have the same voting rights as other common shareholders of the Company.

As of March 31, 2009, there were 1,272,062,889 shares of Common Stock outstanding, of which 18,710,658 shares were in the form of ADR and 107,108,561 shares were held by the residents in the U.S. The number of registered ADR holders was 49 and the number of registered holders of common stock in the U.S. was 117.

To the best knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by other corporations or by the Japanese or any foreign government.

B. Related Party Transactions

In the ordinary course of business, the Company has transactions with numerous companies. During the fiscal year ended March 31, 2009, the Company had sales transactions with affiliates accounted under the equity method, aggregating ¥55,374 million ($565,041 thousand). As of March 31, 2009, the Company had trade notes and accounts receivable from affiliated companies of ¥21,302 million ($217,367 thousand).

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The information required by this item, except as stated below, appears in the consolidated financial statements of this

Form 20-F.

Export Sales

Revenues from unaffiliated customers outside Japan are disclosed in “SEGMENT INFORMATION—Revenues by Region” on Page F-3.

Legal Proceedings

Kubota is subject to various legal actions arising in the ordinary course of business including the following major legal proceedings.

Antitrust

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

In December, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the then Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the then Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2

The Company established a provision of ¥7,072 million ($72,163 thousand) for the ultimate liability in the fiscal year ended March 31, 2009, because the Company received the preliminary decision ordering a surcharge of ¥7,072 million in March, 2009. The Company has scrutinized the preliminary decision and considers it unacceptable. Accordingly, the Company filed a motion for objection to the Commission in accordance with the Rules on Hearing by the Fair Trade Commission.

Asbestos-related lawsuits

Since the middle of the year 2005, with the asbestos issue becoming an object of public concern in Japan, five asbestos-related lawsuits were filed against the Company, or the Japanese Government and asbestos-related companies including the Company before the year ended March 31, 2009 and the aggregate amount of claims is ¥8,373 million ($85,439 thousand). The two lawsuits concerning an aggregate 212 construction workers who suffered from asbestos-related diseases consist mostly of the aggregate amount of five claims and defendants of these two lawsuits are the Japanese Government and 46 asbestos-related companies including the Company.

The Company does not have cost-sharing arrangements with other potentially responsible parties for these lawsuits. These asbestos-related lawsuits are all pending, and there have been no claim dismissed, settled, and otherwise resolved. There was not any amount of damages paid out and no accruals. The aggregate costs of administering and litigating the claims are immaterial. The time frame is not available over which presently unrecognized amount may be paid out.

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

Kubota’s ADSs, which have been listed on the NYSE since 1976, are issued by JPMorgan Chase Bank, as Depositary. Kubota’s common stock was also listed on Frankfurt Stock Exchange. However the Company applied for delisting its common stock form the Frankfurt Stock Exchange on January 7, 2009 and it was delisted on April 16, 2009.

The following table sets forth, for the periods indicated, the reported high and low sales prices of Kubota’s common stock on the TSE and of Kubota’s ADSs on the NYSE.

	TSE price per share of common stock		NYSE price per ADS (5 common shares)
	High	Low	High		Low
Annual Highs and Lows

2005	¥596	¥446	$28	46	$19	05
2006	1,295	517	55	21	24	20
2007	1,379	897	60	60	38	51

Quarterly Highs and Lows

2008
1 st quarter	¥1,162	¥909	$48	30	$37	80
2 nd quarter	1,116	802	45	80	35	32
3 rd quarter	987	724	42	39	32	52
4 th quarter	791	575	37	47	28	34

2009
1 st quarter	918	612	43	41	31	00
2 nd quarter	811	614	35	81	28	91
3 rd quarter	669	328	36	29	17	72
4 th quarter	667	423	36	79	22	51

Monthly Highs and Lows

November, 2008	¥588	¥443	$30	00	$22	92
December	652	482	36	29	24	93
January, 2009	667	466	36	79	26	47
February	540	423	29	24	22	57
March	585	449	30	17	22	51
April	634	540	31	58	27	66
May	732	578	38	25	29	80

The Company has never experienced trade suspension, and keeps enough liquidity for trading.

B. Plan of Distribution

Not applicable.

C. Markets

The stock of the Company is listed on two stock exchanges in Japan (Tokyo and Osaka), and one overseas stock exchange (New York). In May 1949, the stock was listed on Tokyo Stock Exchange (the “TSE”) and Osaka Securities Exchange. The stock was also listed on the New York Stock Exchange (the “NYSE”) in November 1976.

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

Directors

Each Director (other than an outside Director) has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Corporate Law, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The maximum aggregate amounts of remunerations, bonuses, and other financial benefits given in consideration of the performance of duties (the “remunerations, etc.”) for the Company’s Directors and those of the Company’s Corporate Auditors must be, approved at a general meeting of shareholders, respectively. The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum aggregate amounts of remunerations, etc. The amount of remuneration for each class of Director is determined by the remuneration committee, which is not a statutory organization but is delegated to make such determination by the Board of Directors, and such amount of remuneration so determined by the remuneration committee is approved by the President. The same applies mutatis mutandis to the amount of bonus for each Director. The amount of remuneration for each Corporate Auditor is determined upon consultation among the Corporate Auditors.

Except as stated below, neither the Corporate Law nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Corporate Auditors’ power to vote in connection with their own compensation, the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), their retirement age or requirements to hold any shares of Common Stock of the Company. The Corporate Law specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to appoint or dismiss important employees, such as executive officers; to establish, change or abolish material corporate organizations such as a branch office; to determine material conditions concerning offering of corporate bonds set forth in the ordinances of the Ministry of Justice; and to establish and maintain the internal control system set forth in the ordinances of the Ministry of Justice, such as the system to ensure the legitimacy of the performance of duties by Directors. The Regulations of the Board of Directors and the relevant internal regulation of the Company require a resolution of the Board of Directors for the Company’s borrowing in an amount more than ¥5 billion or guaranteeing in an amount more than ¥1 billion or its equivalent.

Common Stock

General

Except as otherwise stated, set forth below is information relating to the Company’s Common Stock, including brief summaries of the relevant provisions of the Company’s Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Corporate Law of Japan and related regulations.

Effective on January 5, 2009, a new central book-entry transfer system for listed shares of Japanese companies was established pursuant to the Act Concerning Book-Entry Transfer of Corporate Bonds, Shares etc. and regulations thereunder (collectively, the “Book-entry Transfer Act”), and this system is applied to the shares of Common Stock of the Company. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized, and shareholders of listed shares must have accounts at account management institutions to hold their shares unless such shareholder has an account at Japan Securities Depository Center, Inc. (“JASDEC”), the only institution that is designated by the relevant authorities as a clearing house under the Book-entry Transfer Act. “Account management institutions” are financial instruments business operators (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-entry Transfer Act. Transfer of the shares of Common Stock of the Company is effected exclusively through entry in the records maintained by JASDEC and the account management institutions, and title to the shares passes to the transferee at the time when the transfer of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal holder of the shares recorded in such account.

Under the Corporate Law and the Book-entry Transfer Act, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against the Company, a shareholder must have its name and address registered in the Company’s register of shareholders. Under the central book-entry transfer system, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act and the Company’s Share Handling Regulations, including their names and addresses, and the registration on the register of shareholders is made upon receipt by the Company of necessary information from JASDEC (as described in “— Record date”). On the other hand, in order to assert, directly against the Company, shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights including the right to propose a matter to be considered at a general meeting of shareholders, except for shareholders’ rights to request the Company to purchase or sell shares constituting less than a full unit (as described in “— Unit share system”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information including the name and address of such shareholder to the Company. Thereafter, such shareholder is required to present the Company with a receipt of the request of the notice in accordance with the Company’s Share Handling Regulations. Under the Book-entry Transfer Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above has been given.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of such standing proxy or mailing address to the relevant account management institution. Such notice will be forwarded to the Company through JASDEC. Japanese securities companies and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from the Company to non-resident shareholders are delivered to such standing proxies or mailing addresses.

The registered holder of deposited shares underlying the American Depositary Shares (ADSs) is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.

Authorized capital

Article 6 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 1,874,700,000 shares.

As of March 31, 2009, 1,285,919,180 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value. All issued shares of the Company are fully-paid and non-assessable.

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

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock of the Company held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or (as the case may be) the Board of Directors, grant a right to the shareholders to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “— Voting Rights” with respect to a “special resolution”).

Under the Company’s Articles of Incorporation, year-end dividends and interim dividends may be distributed to shareholders appearing in the Company’s register of shareholders as of March 31 and September 30 each year, respectively, in proportion to the number of shares of Common Stock of the Company held by each shareholder following approval by the general meeting of shareholders or the Board of Directors. The Company is not obliged to pay any dividends in cash unclaimed for a period of three years after the date on which they first became payable.

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

When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date thereof, at least two weeks prior to such record date. Under the central book-entry transfer system operated by JASDEC, the Company must also give notice to JASDEC regarding a stock split at least two weeks prior to the relevant record date. On the effective date of the stock split, the number of shares recorded in all accounts held by the Company’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.

Consolidation of shares

The Company may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “— Voting Rights”). When a consolidation of shares is to be made, the Company must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares. Under the central book-entry transfer system operated by JASDEC, the Company must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by the Company’s shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. The Company must disclose the reason for the consolidation of shares at the general meeting of shareholders.

General meeting of shareholders

The ordinary general meeting of shareholders of the Company for each fiscal year is normally held in June in each year in Osaka, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving notice of convocation thereof at least two weeks prior to the date set for the meeting.

Notice of convocation of a shareholders’ meeting setting forth the place, time, purpose thereof and certain matters set forth in the Corporate Law and the ordinances of the Ministry of Justice, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Corporate Law, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for exercising voting rights at an ordinary general meeting of shareholders is March 31 of each year.

Any shareholder or group of shareholders holding at least three percent of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose by specifying the purpose and reason for convocation to a Representative Director. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by showing such matter to a Representative Director at least eight weeks prior to the date set for such meeting.

If the Company’s Articles of Incorporation so provide, any of the minimum voting rights or percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.

Voting rights

So long as the Company maintains the unit share system (see Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – Unit share system below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. Any corporate or certain entity one-quarter or more of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting. The Corporate Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders entitled to exercise their voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. The Company’s shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. The Company’s shareholders may also exercise their voting rights by electronic means pursuant to the method determined by the Board of Directors.

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

Record date

As mentioned above, March 31 is the record date for the Company’s year-end dividends. So long as the Company maintains the unit share system, the shareholders who are registered as the holders of one or more units of shares in the Company’s registers of shareholders at the end of each March 31 are entitled to exercise shareholders’ rights at the ordinary general meeting of shareholders with respect to the business year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Under the Book-entry Transfer Act, JASDEC is required to give the Company a notice of the names and addresses of the shareholders, the number of shares held by them and other relevant information as of each such record date, and the Company’s register of shareholders shall be updated accordingly.

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of its common stock

Under the Corporate Law and the Company’s Articles of Incorporation, the Company may acquire shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special shareholders resolution), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which the Company’s shares of Common Stock listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

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

Under the central book-entry transfer system operated by JASDEC, shares constituting less than one unit are generally transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges

A holder of shares constituting less than one unit may require the Company to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of the Company.

In addition, the Articles of Incorporation of the Company provide that a holder of shares constituting less than one full unit may request the Company to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit held by such holder, constitute one full unit of Common Stock, in accordance with the provisions of the Share Handling Regulations of the Company. As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “— General”.

A holder who owns ADRs evidencing less than 200 ADSs will indirectly own less than one full unit of shares of Common Stock. Although, as discussed above, under the unit share system holders of less than one full unit have the right to require the Company to purchase their shares or sell shares held by the Company to such holders, holders of ADRs evidencing ADSs that represent other than integral multiples of full units are unable to withdraw the underlying shares of Common Stock representing less than one full unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares or sell shares held by the Company to such holders. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares of Common Stock in lots less than one full unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

Sale by the Company of shares held by shareholders whose location is unknown

The Company is not required to send a notice to a shareholder if a notice to such shareholder fails to arrive at the registered address of the shareholder in the Company’s register of shareholders or at the address otherwise notified to the Company continuously for five years or more.

In addition, the Company may sell or otherwise dispose of shares of Common Stock for which the location of the shareholder is unknown. Generally, if (i) notices to a shareholder fail to arrive continuously for five years or more at the shareholder’s registered address in the Company’s register of shareholders or at the address otherwise notified to the Company, and (ii) the shareholder fails to receive dividends on the shares continuously for five years or more at the address registered in the Company’s register of shareholders or at the address otherwise notified to the Company, the Company may sell or otherwise dispose of the shareholder’s shares by a resolution of the Board of Directors and after giving at least three months’ prior public and individual notice, and hold or deposit the proceeds of such sale or disposal of shares at the then market price of the shares for the shareholder, the location of which is unknown.

Reporting of substantial shareholdings

The Financial Instruments and Exchange Act of Japan and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares (with voting rights) of common stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of Ministry of Finance within 5 business days a report concerning such shareholdings.

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

Except for the general limitations under Japanese antitrust and anti-monopoly regulations against holding of shares of common stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, except for the limitations under the Foreign Exchange Regulations as described in “D. Exchange Controls” below, and except for general limitations under the Corporate Law or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

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

D. Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank or financial instruments firms licensed under Japanese law.

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

In general, taking into account the earlier assumption, for purposes of the Convention between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”), and Japanese income tax purposes, eligible U.S. holders of ADRs will be treated as owning the Common Stock underlying the ADSs evidenced by the ADRs. For the purposes of the discussion, an “eligible U.S. holder” is a holder that:

(i)	is a resident of the United States for purposes of the Treaty;

(ii)	does not maintain a permanent establishment in Japan (a) to which ADRs or shares of Common Stock are attributable or (b) of which ADRs or shares of Common Stock form part of the business property; and

(iii)	is eligible for benefits under the Treaty with respect to income and gain derived in connection with ADRs or shares of Common Stock.

The following is a summary of the principal Japanese tax consequences (limited to national taxes) to non-residents of Japan or non-Japanese corporations without permanent establishments in Japan (“non-resident Holders”) who are holders of shares of Common Stock of the Company or of ADRs evidencing ADSs representing shares of Common Stock of the Company.

Dividends and gains on revenues

Generally, non-resident Holders or non-Japanese corporations are subject to Japanese withholding tax on dividends paid by Japanese corporations. The Company withholds taxes from dividends it pays as required by Japanese law. Stock splits in themselves are not, in general, subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is 20 percent. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to non-resident Holders, except for any individual shareholder who holds 5 percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before March 31, 2009, and (ii) 15 percent for dividends due and payable on or after April 1, 2009. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, and 10 percent under the income tax treaties with France, the United Kingdom and the United States).

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an eligible U.S. holder that is a portfolio investor is generally limited to 10 percent of the gross amount actually distributed, and dividends paid by a Japanese corporation to an eligible U.S. holder that is a pension fund are exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

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

Gains derived from the sale of shares of Common Stock of the Company or ADSs outside Japan by a non-resident Holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax. Eligible U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty.

Inheritance and gift

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADSs as a legatee, heir or donee from another individual even though neither the acquirer, the deceased nor the donor is a Japanese resident.

Holders of shares of Common Stock of the Company or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

In general, taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the Common Stock represented by the ADSs evidenced by the ADRs. Exchanges of Common Stock for ADRs, and ADRs for Common Stock, generally will not be subject to United States federal income tax.

Taxation of Dividends

Under United States federal income tax laws, and subject to the passive foreign investment company, or “PFIC,” rules discussed below, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) to a U.S. holder is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by the Company with respect to Common Stock or ADSs generally will be qualified dividend income.

You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive the amount withheld. The dividend is taxable to you when you, in the case of Common Stock, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Dividends will be income from sources outside the United States and, depending on your circumstances, will generally be either “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Common Stock or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Common Stock or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

The Company believes that Common Stock and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If the Company is treated as a PFIC, unless Common Stock or ADSs are “marketable stock” and a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Common Stock or ADSs, gain realized on the sale or other disposition of the Common Stock or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Common Stock or ADSs, the amount allocated to the taxable year in which you realized the gain or received the excess distribution would be taxed as ordinary income, the amount allocated to each prior year would generally be taxed at the highest tax rate in effect for each such year, and an interest charge would be applied to any such tax attributable to the prior years. With certain exceptions, your Common Stock or ADSs will be treated as stock of a PFIC if the Company was a PFIC at any time during your holding period of your Common Stock or ADSs. Dividends that you receive from the Company will not be eligible for the special tax rates applicable to qualified dividend income if the Company is a PFIC either in the taxable year of the distribution or the preceding taxable year.

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

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company utilizes foreign exchange forward contracts and foreign currency option contracts (foreign exchange contracts) primarily to fix the value of cash flows resulting from accounts receivable and payable and future transactions denominated in foreign currencies.

The following table provides information regarding the Company’s derivative financial instruments related to foreign exchange contracts as of March 31, 2009. All foreign exchange contracts have original maturities of less than one year.

Foreign Exchange Contracts (as of March 31, 2009)

	Yen	Millions of Yen		Thousands of Dollars
	Average contractual exchange rate	Contract Amounts	Fair Value	Contract Amounts	Fair Value
Sell U.S. Dollar, Buy Yen	92.47	¥26,540	¥(1,615)	$270,816	$(16,480)
Sell Euro, Buy Yen	123.66	9,027	(439)	92,112	(4,480)
Sell Thai Baht, Buy Yen	2.74	6,386	(26)	65,163	(265)
Others	—	1,304	9	13,306	92

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

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2009. For finance receivables and long-term debt, these tables present annual maturities and fair value. For interest rate swap contracts and cross-currency interest rate swap contracts, the table presents weighed average rate and notional amount by expected maturity dates.

Finance Receivables excluding finance leases (as of March 31, 2009)

	Rates	Millions of Yen
		2010	2011	2012	2013	2014	2015 and thereafter	Total	Fair value
U.S. dollar	2.51%	¥72,680	¥57,276	¥32,969	¥18,977	¥5,930	¥1,970	¥189,802	¥192,242
Canadian dollar	6.70	10,692	7,980	5,339	2,969	1,544	419	28,943	31,266

		Thousands of U.S. Dollars
		2010	2011	2012	2013	2014	2015 and thereafter	Total	Fair value
U.S. dollar		$741,632	$584,449	$336,418	$193,643	$60,510	$20,102	$1,936,754	$1,961,653
Canadian dollar		109,102	81,429	54,480	30,296	15,755	4,276	295,338	319,041

Long-term trade accounts receivable (as of March 31, 2009)

	Rates	Millions of Yen
		2010	2011	2012	2013	2014	2015 and thereafter	Total	Fair value
Japanese yen	0.75%	¥23,157	¥11,079	¥7,395	¥4,637	¥2,474	¥1,262	¥50,004	¥52,616

		Thousands of U.S. Dollars
		2010	2011	2012	2013	2014	2015 and thereafter	Total	Fair value
Japanese yen		$236,296	$113,052	$75,459	$47,316	$25,245	$12,877	$510,245	$536,898

Long-term debt excluding capital lease obligations (as of March 31, 2009)

		Millions of Yen
	Weighted Average Interest rates	2010	2011	2012	2013	2014	2015 and thereafter	Total	Fair value
Japanese yen	1.93%	¥20,664	¥15,204	¥11,480	¥27,711	¥11,392	¥13,135	¥99,586	¥99,824
U.S. dollar	3.44	29,750	46,672	62,923	592	—	—	139,937	139,029
Others	4.07	6,507	4,977	10,754	467	165	52	22,922	23,039

		¥56,921	¥66,853	¥85,157	¥28,770	¥11,557	¥13,187	¥262,445	¥261,891

		Thousands of U.S. Dollars
		2010	2011	2012	2013	2014	2015 and thereafter	Total	Fair value
Japanese yen		$210,857	$155,143	$117,143	$282,765	$116,245	$134,031	$1,016,184	$1,018,602
U.S. dollar		303,571	476,245	642,071	6,041	—	—	1,427,928	1,418,663
Others		66,398	50,786	109,735	4,765	1,684	531	233,899	235,092

		$580,826	$682,174	$868,949	$293,571	$117,929	$134,562	$2,678,011	$2,672,357

Interest Rate Swap Contracts (as of March 31, 2009)

	Millions of Yen, except rates
	2010	2011	2012	2013	2014	2015 and thereafter	Total	Fair value
Notional amounts (Yen)	¥13,000	¥11,000	¥9,000	¥7,000	¥7,000	—	¥47,000	¥(48)
Average pay rate	1.03%	1.14%	1.10%	1.08%	1.08%	—	1.08%	—
Average receive rate	0.83%	0.84%	0.83%	0.79%	0.79%	—	0.82%	—

Notional amounts (U.S. dollar)	¥66,430	¥54,600	¥27,300	—	—	—	¥148,330	¥(3,376)
Average pay rate	4.43%	4.27%	3.97%	—	—	—	4.29%	—
Average receive rate	1.40%	1.55%	1.54%	—	—	—	1.48%	—

Notional amounts (Can$)	¥7,125	¥3,525	¥1,500	¥450	¥75	—	¥12,675	¥(368)
Average pay rate	4.31%	4.39%	4.47%	4.50%	4.52%	—	4.36%	—
Average receive rate	0.99%	0.99%	0.99%	0.99%	0.99%	—	0.99%	—

Notional amounts (Other)	¥3,120	¥3,120	¥3,120	—	—	—	¥9,630	¥(143)
Average pay rate	4.63%	4.63%	4.63%	—	—	—	4.63%	—
Average receive rate	4.26%	4.26%	4.26%	—	—	—	4.26%	—

	Thousands of U.S. Dollars
	2010	2011	2012	2013	2014	2015 and thereafter	Total	Fair value
Notional amounts (Yen)	$132,653	$112,245	$91,837	$71,429	$71,429	—	$479,593	$(490)
Notional amounts (U.S. dollar)	677,857	557,143	278,571	—	—	—	1,513,571	(34,449)
Notional amounts (Can$)	72,704	35,969	15,306	4,592	765	—	129,336	(3,755)
Notional amounts (Other)	31,837	31,837	31,837	—	—	—	95,511	(1,459)

Cross-Currency Interest Rate Swap Contracts (as of March 31, 2009)

	Millions of Yen, except rates
	2010	2011	2012	2013	2014	2015 and thereafter	Total	Fair value
Receive Yen, Pay Thai Baht
Notional amounts (Yen)	¥8,020	¥4,000	¥4,000	—	—	—	¥16,020	¥(209)
Average pay rate	4.35%	3.90%	3.90%	—	—	—	4.12%	—
Average receive rate	1.56%	1.18%	1.18%	—	—	—	1.37%	—

	Thousands of U.S. Dollars
	2010	2011	2012	2013	2014	2015 and thereafter	Total	Fair value
Receive Yen, Pay Thai Baht
Notional amounts (Yen)	$81,837	$40,816	$40,816	—	—	—	$163,469	$(2,133)

Equity Price Risk

The Company holds available-for-sale securities included in investments. These securities are exposed to changes in equity price risks arising from changes in market prices for such securities. The Company does not hold marketable securities for trading purposes. The cost, fair value and unrealized holding gains and losses on marketable equity securities at March 31, 2009 were as follows:

	Millions of Yen				Thousands of U.S. Dollars
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Available-for-sale:
Equity securities of financial institutions	¥24,412	¥40,275	¥15,864	¥1	$249,102	$410,969	$161,877	$10
Other equity securities	17,665	40,653	23,304	316	180,255	414,827	237,796	3,224

	¥42,077	¥80,928	¥39,168	¥317	$429,357	$825,796	$399,673	$3,234

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended.) as of March 31, 2009. Based on that evaluation, the Company’s chief executive and chief financial officers concluded that the disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for the Company. Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2009.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu, has issued an audit report on the Company’s internal control over financial reporting. Their report appears on page F-5 of the attached Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the fiscal year ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16B. Code of Ethics

The Board of Directors of the Company adopted a “Code of Ethics” in April, 2004, which is applicable to its Chief Executive Officer, Chief Financial Officer and General Manager of Finance & Accounting Department. This Code requires the relevant Officers to act honestly and candidly, including the ethical handling of conflict of interest, and to comply with all applicable laws, accounting standards, rules and regulations of self-regulatory organization, and policies and internal regulation of the Company. The Code also requires the relevant Officers to conduct full, fair, accurate, timely and understandable disclosure in reports and documents which are filed with or submitted to the SEC, and in other communications with the public and prompt internal reporting of violations of this Code.

Item 16C. Principal Accountant Fees and Services

Fees and Services of Principal Accountant

The following table discloses the aggregate fees accrued or paid to principal accountant and associated entities for each of the last 2 fiscal years:

	Millions of yen
	2009	2008
Audit Fees	¥623	¥593
Audit-Related Fees	3	17
Tax Fees	121	112
All Other Fees	40	69

Total	¥787	¥791

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

•

All services necessary to perform audit or review of the Company and any subsidiaries to comply with the rules of the SEC, Corporate Law of Japan, Financial Instruments and Exchange Act of Japan, rules and regulation of Stock Exchanges in Japan and any other rules and regulation, and related consultation of accounting procedures and voluntary audit and examination of subsidiaries.

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

•

the board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by the listed company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by its employees of concerns regarding questionable accounting or auditing matters;

•	the board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•

the listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the Company’s purchases of its common stock during fiscal 2009:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2008 – April 30, 2008	8,245	683.81	0	10,000,000
May 1, 2008 – May 31, 2008	11,990	766.06	0	10,000,000
June 1, 2008 – June 30, 2008	3,010,205	848.00	3,000,000	10,000,000
July 1, 2008 – July 31, 2008	21,429	726.11	0	10,000,000
August 1, 2008 – August 31, 2008	24,109	732.73	0	10,000,000
September 1, 2008 – September 30, 2008	19,001	700.20	0	10,000,000
October 1, 2008 – October 31, 2008	2,409,905	475.51	2,400,000	7,600,000
November 1, 2008 – November 30, 2008	3,009,944	514.31	3,000,000	4,600,000
December 1, 2008 – December 31, 2008	31,968	557.51	0	10,000,000
January 1, 2009 – January 31, 2009	2,451	595.44	0	10,000,000
February 1, 2009 – February 28, 2009	7,017	478.47	0	10,000,000
March 1, 2009 – March 31, 2009	14,866	491.77	0	0

Total	8,571,130	—	8,400,000	—

Note: 1)	All purchases other than purchases publicly announced were made as a result of holders of shares less than one unit, which is 1,000 shares of common stock, requesting the Company to purchase shares that are a fraction of a unit in accordance with the Corporate Law.

Note: 2)	In fiscal 2009, the Company established three programs of purchasing its shares on market. The Company executed the programs pursuant to Article 165, Paragraph 2 of the Corporate Law and its Articles of Incorporation. None of these programs was terminated prior to expiration. Details of each program are as follows:

(1) The program resolved at the Board of Directors’ Meeting held on June 20, 2008

i) Date of announcement:	June 20, 2008
ii) Type of shares to be repurchased:	Shares of common stock of the Company
iii) Number of shares to be repurchased:	Not exceeding 10.0 million shares
iv) Amount of shares to be repurchased:	Not exceeding ¥10.0 billion
v) Period:	From June 23, 2008 to September 24, 2008

(2) The program resolved at the Board of Directors’ Meeting held on September 25, 2008

i) Date of announcement:	September 25, 2008
ii) Type of shares to be repurchased:	Shares of common stock of the Company
iii) Number of shares to be repurchased:	Not exceeding 10.0 million shares
iv) Amount of shares to be repurchased:	Not exceeding ¥10.0 billion
v) Period:	From September 26, 2008 to December 15, 2008

(3) The program resolved at the Board of Directors’ Meeting held on December 16, 2008

i) Date of announcement:	December 16, 2008
ii) Type of shares to be repurchased:	Shares of common stock of the Company
iii) Number of shares to be repurchased:	Not exceeding 10.0 million shares
iv) Amount of shares to be repurchased:	Not exceeding ¥10.0 billion
v) Period:	From December 17, 2008 to March 23, 2009

Item 16F. Changes in Registrant’s Certifying Acccountant.

Not applicable.

Item 16G. Corporate Governance

The following shows the significant differences between the corporate governance practices followed by U.S. listed companies under the NYSE Corporate Governance Rules and those followed by the Company under its home country practice.

Independence of Directors

A NYSE-listed U.S. company must have a majority of directors meeting the independence requirements under Section 303A of the NYSE Listed Company Manual.

Under the Corporate Law of Japan and relevant laws and ordinances (collectively, the “Corporate Law of Japan”), Japanese joint stock corporations (kabushiki kaisha) with the board of directors and the auditing firm (kaikei-kansanin) may elect to structure their corporate governance system to be either that of a company with corporate auditors (kansayaku secchigaisha) or that of a company with specified committees (iinkai secchigaisha). The Company is currently a company with corporate auditors, and does not have specified committees.

As a company with corporate auditors, the Company is not required under the Corporate Law of Japan to have outside directors who meet any independence requirements under the Corporate Law of Japan on its board of directors. However, the Company has 2 outside directors. An outside director is defined as a director of the company who does not engage or has not engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who does not serve or has not served as an executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. The tasks of supervising the administration of the Company’s affairs by the directors and examining the Company’s financial statements are assigned not only to the board of directors but also to the Company’s corporate auditors, who are separate from the Company’s management, under the Corporate Law of Japan. All corporate auditors must meet certain independence requirements under the Corporate Law of Japan. At least half of the Company’s corporate auditors are required to be “outside” corporate auditors who must meet additional independence requirements under the Corporate Law of Japan. An outside corporate auditor is defined as a corporate auditor who has not served as a director, accounting counselor, executive officer, manager or any other employee of the company or any of its subsidiaries prior to the appointment. Currently, the Company has five corporate auditors, three of whom are outside corporate auditors.

Audit committee

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors, and the audit committee must have at least three members.

Under the corporate auditor system that the Company employs in Japan, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s auditing firm and on such auditing firm’s audit reports, for the protection of the Company’s shareholders. Under the Corporate Law of Japan, the Company is required to have at least three corporate auditors. The Articles of Incorporation of the Company provide for no more than six corporate auditors. Currently, the Company has five corporate auditors. Each corporate auditor has a four-year term. In contrast, the term of each director of the Company is one year. With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, the Company relies on an exemption under paragraph (c) (3) of that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria.

Nominating /corporate governance committee

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.

Under the Corporate Law of Japan, the Company’s directors must be elected at a general meeting of shareholders. Its board of directors does not have the power to fill its vacancies. The Company’s corporate auditors must also be elected and dismissed at a general meeting of shareholders. The Company’s board of directors must obtain the consent of its board of corporate auditors in order to submit a proposal for election, dismissal and non-reelection of a corporate auditor to a general meeting of shareholders. The board of corporate auditors is also empowered to adopt a resolution requesting that the Company’s directors submit a proposal for election of a corporate auditor to a general meeting of shareholders. All corporate auditors have the right to state their opinion concerning the election, dismissal and resignation of a corporate auditor at the general meeting of shareholders.

Compensation committee

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.

Under the Corporate Law of Japan, the maximum aggregate amounts of remunerations, bonuses, and other financial benefits given in consideration of the performance of duties (the “remunerations, etc.”) for the Company’s directors and that of the Company’s corporate auditors must be, approved, respectively, at a general meeting of shareholders. The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum amount of remunerations, etc. The amount of remuneration for each class of director is determined by the remuneration committee, which is not a statutory organization, but is delegated to make such determination by the board of directors, and such amount of remuneration so determined by the remuneration committee is approved by the President. The same applies mutatis mutandis to the amount of bonus for each director. The amount of remuneration for each corporate auditor is determined upon consultation among the corporate auditors.

Shareholders approval of equity compensation plan

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan.

Pursuant to the Corporate Law of Japan, if the Company desires to adopt an equity compensation plan under which stock acquisition rights are granted on specially favorable conditions (except where such rights are granted to all of its shareholders on a pro rata basis), the Company must approve the plan by a “special resolution” of a general meeting of shareholders, where the quorum is one-third of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required.

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

KUBOTA CORPORATION

Date: June 19, 2009	By	/s/ Satoru Sakamoto
Satoru Sakamoto
Director and Managing Executive Officer (Principal Financial and Accounting Officer)

Attachment

Kubota Corporation

Five-Year Financial Summary

Kubota Corporation and Subsidiaries    Years Ended March 31, 2009, 2008, 2007, 2006, and 2005

	Millions of Yen (Except Per Share Information)					Thousands of U.S. Dollars (Except Per Share Information) (Note 1)
	2009	2008	2007	2006	2005	2009
For the year
Revenues	¥1,107,482	¥1,154,574	¥1,127,456	¥1,065,736	¥994,483	$11,300,837
Ratio to previous year	95.9%	102.4%	105.8%	107.2%	105.9%
Cost of revenues	810,226	824,093	794,687	753,952	716,495	8,267,612
Selling, general, and administrative expenses	193,426	192,935	199,356	186,017	182,498	1,973,735
Loss from disposal and impairment of businesses and fixed assets	1,015	671	3,066	4,709	1,414	10,357
Operating income	102,815	136,875	130,347	121,058	94,076	1,049,133
Income from continuing operations	48,064	67,837	77,743	81,149	107,132	490,449
Income (loss) from discontinued operations, net of taxes	—	189	(1,286)	(115)	10,769	—
Net income:	48,064	68,026	76,457	81,034	117,901	490,449
Ratio to previous year	70.7%	89.0%	94.4%	68.7%	1,007.7%
Ratio to revenues	4.3%	5.9%	6.8%	7.6%	11.9%
At year-end
Total assets	¥1,385,824	¥1,464,270	¥1,502,532	¥1,405,402	¥1,193,056	$14,141,061
Working capital	321,971	303,177	240,417	241,786	171,326	3,285,418
Long-term debt	208,588	183,945	150,105	152,024	117,488	2,128,449
Total shareholders’ equity	578,284	648,097	659,637	606,484	481,019	5,900,857
Per common share and per 5 common shares data (Yen and U.S. Dollars):
Income from continuing operations per common share:
Basic	¥37.68	¥52.65	¥60.00	¥62.23	¥80.97	$0.38
Diluted	37.68	52.65	60.00	61.76	78.91	0.38
Income from continuing operations per 5 common shares:
Basic	¥188.40	¥263.27	¥299.99	¥311.13	¥404.86	$1.92
Diluted	188.40	263.27	299.99	308.57	394.55	1.92
Net income per common share:
Basic	¥37.68	¥52.80	¥59.01	¥62.14	¥89.11	$0.38
Diluted	37.68	52.80	59.01	61.67	86.83	0.38
Net income per 5 common shares:
Basic	¥188.40	¥264.01	¥295.03	¥310.69	¥445.56	$1.92
Diluted	188.40	264.01	295.03	308.34	434.16	1.92
Shareholders’ equity per common share outstanding	¥454.60	¥506.09	¥510.75	¥466.71	¥369.90	$4.64
Shareholders’ equity per 5 common shares outstanding	¥2,273.02	¥2,530.44	¥2,553.74	¥2,333.55	¥1,849.49	$23.19
Cash dividends per common share	¥15	¥13	¥11	¥9	¥6	$0.15
Cash dividends per 5 common shares	¥75	¥65	¥55	¥45	¥30	$0.77

Notes: 1.	The U.S. dollar amounts in this report represent translations of Japanese yen, for convenience only, at the rate of ¥98=US$1. See Note 1 to the consolidated financial statements.
2.	Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
3.	Cash dividends per common share are based on dividends paid during the year.

•	SEGMENT INFORMATION

The following segment information for the years ended March 31, 2009 and 2008, which is required under the regulations of the Financial Instruments and Exchange Act of Japan, is not consistent with accounting principles generally accepted in the United States of America.

Industry Segments

	Millions of Yen
Year Ended March 31, 2009	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥754,416	¥207,870	¥74,390	¥70,806	¥1,107,482	¥—	¥1,107,482
Intersegment	52	446	285	15,861	16,644	(16,644)	—

Total	754,468	208,316	74,675	86,667	1,124,126	(16,644)	1,107,482
Cost of revenues and operating expenses	650,637	197,004	75,760	83,957	1,007,358	(2,691)	1,004,667

Operating income (loss)	¥103,831	¥11,312	¥(1,085)	¥2,710	¥116,768	¥(13,953)	¥102,815

Identifiable assets at March 31, 2009	¥899,104	¥188,671	¥55,936	¥81,358	¥1,225,069	¥160,755	¥1,385,824
Depreciation	20,040	6,424	636	1,440	28,540	1,927	30,467
Loss from impairment	—	733	—	—	733	15	748
Capital expenditures	24,072	5,804	813	1,274	31,963	1,374	33,337

	Millions of Yen
Year Ended March 31, 2008	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥793,654	¥201,599	¥70,878	¥88,443	¥1,154,574	¥—	¥1,154,574
Intersegment	16	485	97	15,551	16,149	(16,149)	—

Total	793,670	202,084	70,975	103,994	1,170,723	(16,149)	1,154,574
Cost of revenues and operating expenses	660,709	186,849	75,997	95,427	1,018,982	(1,283)	1,017,699

Operating income (loss)	¥132,961	¥15,235	¥(5,022)	¥8,567	¥151,741	¥(14,866)	¥136,875

Identifiable assets at March 31, 2008	¥932,231	¥192,433	¥59,149	¥79,796	¥1,263,609	¥200,661	¥1,464,270
Depreciation	19,791	6,341	547	1,347	28,026	2,093	30,119
Loss from impairment	8	114	—	—	122	15	137
Capital expenditures	26,798	5,251	591	1,794	34,434	729	35,163

	Thousands of U.S. Dollars
Year Ended March 31, 2009	Internal Combustion Engine & Machinery	Pipes, Valves, & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	$7,698,123	$2,121,122	$759,082	$722,510	$11,300,837	$—	$11,300,837
Intersegment	530	4,551	2,908	161,847	169,836	(169,836)	—

Total	7,698,653	2,125,673	761,990	884,357	11,470,673	(169,836)	11,300,837
Cost of revenues and operating expenses	6,639,153	2,010,245	773,061	856,704	10,279,163	(27,459)	10,251,704

Operating income (loss)	$1,059,500	$115,428	$(11,071)	$27,653	$1,191,510	$(142,377)	$1,049,133

Identifiable assets at March 31, 2009	$9,174,530	$1,925,214	$570,776	$830,184	$12,500,704	$1,640,357	$14,141,061
Depreciation	204,489	65,551	6,490	14,694	291,224	19,664	310,888
Loss from impairment	—	7,480	—	—	7,480	153	7,633
Capital expenditures	245,633	59,224	8,296	13,000	326,153	14,020	340,173

Geographic Segments

	Millions of Yen
Year Ended March 31, 2009	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥588,236	¥280,231	¥102,746	¥122,248	¥14,021	¥1,107,482	¥—	¥1,107,482
Intersegment	259,324	9,588	3,420	1,153	—	273,485	(273,485)	—

Total	847,560	289,819	106,166	123,401	14,021	1,380,967	(273,485)	1,107,482
Cost of revenues and operating expenses	795,095	262,515	99,520	108,600	11,930	1,277,660	(272,993)	1,004,667

Operating income	¥52,465	¥27,304	¥6,646	¥14,801	¥2,091	¥103,307	¥(492)	¥102,815

Identifiable assets at March 31, 2009	¥675,623	¥429,974	¥69,960	¥118,220	¥7,908	¥1,301,685	¥84,139	¥1,385,824

	Millions of Yen
Year Ended March 31, 2008	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	¥607,377	¥332,042	¥121,114	¥79,483	¥14,558	¥1,154,574	¥—	¥1,154,574
Intersegment	292,371	9,160	4,142	1,623	—	307,296	(307,296)	—

Total	899,748	341,202	125,256	81,106	14,558	1,461,870	(307,296)	1,154,574
Cost of revenues and operating expenses	806,786	305,194	114,224	71,808	12,444	1,310,456	(292,757)	1,017,699

Operating income	¥92,962	¥36,008	¥11,032	¥9,298	¥2,114	¥151,414	¥(14,539)	¥136,875

Identifiable assets at March 31, 2008	¥716,207	¥487,654	¥82,992	¥88,882	¥11,314	¥1,387,049	¥77,221	¥1,464,270

	Thousands of U.S. Dollars
Year Ended March 31, 2009	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
Revenues:
Unaffiliated customers	$6,002,408	$2,859,500	$1,048,429	$1,247,429	$143,071	$11,300,837	$—	$11,300,837
Intersegment	2,646,163	97,837	34,898	11,765	—	2,790,663	(2,790,663)	—

Total	8,648,571	2,957,337	1,083,327	1,259,194	143,071	14,091,500	(2,790,663)	11,300,837
Cost of revenues and operating expenses	8,113,214	2,678,725	1,015,511	1,108,163	121,734	13,037,347	(2,785,643)	10,251,704

Operating income	$535,357	$278,612	$67,816	$151,031	$21,337	$1,054,153	$(5,020)	$1,049,133

Identifiable assets at March 31, 2009	$6,894,112	$4,387,490	$713,878	$1,206,326	$80,694	$13,282,500	$858,561	$14,141,061

The segment previously classified as “Other Areas” was disaggregated into “Asia” and “Other Areas” for the fiscal year ended March 31, 2009. Figures for the year ended March 31, 2008 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2009.

Revenues by Region

	Millions of Yen				Thousands of U.S. Dollars
Years Ended March 31, 2009 and 2008	2009		2008		2009
Japan	¥549,189	49.6%	¥572,236	49.6%	$5,603,970
Overseas:
North America	274,151	24.7	329,495	28.5	2,797,459
Europe	108,742	9.8	125,388	10.9	1,109,612
Asia	139,069	12.6	93,014	8.0	1,419,071
Other Areas	36,331	3.3	34,441	3.0	370,725

Subtotal	558,293	50.4	582,338	50.4	5,696,867

Total	¥1,107,482	100.0%	¥1,154,574	100.0%	$11,300,837

Notes: 1.	Revenues by region represent revenues to unaffiliated customers based on the customers’ locations.
2.	The segment previously classified as “Other Areas” was disaggregated into “Asia” and “Other Areas” for the fiscal year ended March 31, 2009.
Figures for the year ended March 31, 2008 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2009, all expressed in Japanese yen. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, except for the omission of segment and other information required by SFAS No. 131, as discussed in the preceding paragraph, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/    Deloitte Touche Tohmatsu

Osaka, Japan

June 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the internal control over financial reporting of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2009 of the Company and our report dated June 19, 2009 expressed a qualified opinion on those financial statements because of the omission of segment and other information required by Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”.

/s/    Deloitte Touche Tohmatsu

Osaka, Japan

June 19, 2009

Consolidated Balance Sheets

Kubota Corporation and Subsidiaries    March 31, 2009 and 2008

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2009	2008	2009
ASSETS

Current assets:
Cash and cash equivalents	¥69,505	¥88,784	$709,235
Notes and accounts receivable (Notes 3, 6, 7, 10, 14 and 18):
Trade notes	65,429	70,645	667,643
Trade accounts	324,583	209,275	3,312,071
Less: Allowance for doubtful notes and accounts receivable	(2,512)	(1,983)	(25,633)
Short-term finance receivables—net (Notes 5, 6, 7, 14 and 18)	97,292	113,409	992,775
Inventories (Note 2)	207,401	206,220	2,116,337
Interest in sold receivables (Note 18)	—	77,767	—
Other current assets (Notes 7, 11,13, 14 and 15)	54,648	58,521	557,633

Total current assets	816,346	822,638	8,330,061

Investments and long-term finance receivables:
Investments in and loan receivables from affiliated companies (Note 3)	14,511	13,646	148,072
Other investments (Notes 4 and 15)	96,197	145,322	981,602
Long-term finance receivables—net (Notes 5, 6, 7, 14 and 18)	169,257	191,523	1,727,112

Total investments and long-term finance receivables	279,965	350,491	2,856,786

Property, plant, and equipment (Notes 7 and 17):
Land	90,479	92,208	923,255
Buildings	208,901	211,570	2,131,643
Machinery and equipment	361,323	372,425	3,686,969
Construction in progress	6,970	6,225	71,123

Total	667,673	682,428	6,812,990
Accumulated depreciation	(442,052)	(444,355)	(4,510,735)

Net property, plant, and equipment	225,621	238,073	2,302,255

Other assets:
Long-term trade accounts receivable (Note 14)	27,071	26,605	276,234
Other (Notes 8, 11 and 17)	37,680	27,444	384,490
Less: Allowance for doubtful non-current receivables (Note 6)	(859)	(981)	(8,765)

Total other assets	63,892	53,068	651,959

Total	¥1,385,824	¥1,464,270	$14,141,061

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2009	2008	2009
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings (Note 7)	¥132,100	¥113,087	$1,347,959
Trade notes payable	16,405	21,232	167,398
Trade accounts payable	163,222	191,042	1,665,531
Advances received from customers	6,306	4,748	64,347
Notes and accounts payable for capital expenditures	13,301	15,436	135,725
Accrued payroll costs	26,266	27,680	268,020
Accrued expenses	25,717	32,608	262,418
Income taxes payable	4,733	12,908	48,296
Other current liabilities (Notes 11, 13, 14, 15 and 17)	45,947	34,744	468,847
Current portion of long-term debt (Notes 7, 14 and 17)	60,378	65,976	616,102

Total current liabilities	494,375	519,461	5,044,643

Long-term liabilities:
Long-term debt (Notes 7, 14 and 17)	208,588	183,945	2,128,449
Accrued retirement and pension costs (Note 8)	56,591	43,790	577,459
Other long-term liabilities (Notes 11, 13, 14 and 15)	10,027	25,747	102,316

Total long-term liabilities	275,206	253,482	2,808,224

Commitments and contingencies (Note 17)
Minority interests	37,959	43,230	387,337
Shareholders’ equity (Note 9):
Common stock, authorized 1,874,700,000 shares in 2009 and 2008, respectively issued 1,285,919,180 shares in 2009 and 2008, respectively	84,070	84,070	857,857
Capital surplus	93,150	93,150	950,510
Legal reserve	19,539	19,539	199,378
Retained earnings (Note 3)	452,791	423,927	4,620,316
Accumulated other comprehensive income (loss) (Notes 8, 12 and 13)	(62,184)	31,177	(634,531)
Treasury stock (13,856,291 shares and 5,315,673 shares in 2009 and 2008, respectively), at cost	(9,082)	(3,766)	(92,673)

Total shareholders’ equity	578,284	648,097	5,900,857

Total	¥1,385,824	¥1,464,270	$14,141,061

See notes to consolidated financial statements.

Consolidated Statements of Income

Kubota Corporation and Subsidiaries    Years Ended March 31, 2009, 2008, and 2007

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2009	2008	2007	2009
Revenues (Notes 3, 5 and 13)	¥1,107,482	¥1,154,574	¥1,127,456	$11,300,837
Cost of revenues (Notes 5 and 16)	810,226	824,093	794,687	8,267,612
Selling, general, and administrative expenses (Note 16)	193,426	192,935	199,356	1,973,735
Loss from disposal and impairment of businesses and fixed assets (Note 16)	1,015	671	3,066	10,357

Operating income	102,815	136,875	130,347	1,049,133

Other income (expenses):
Interest and dividend income (Note 3)	4,822	4,472	3,283	49,204
Interest expense (Note 13)	(2,664)	(986)	(1,219)	(27,183)
Gain (loss) on sales of securities—net (Note 4)	(116)	704	1,313	(1,184)
Valuation loss on other investments (Note 4)	(8,618)	(6,715)	(524)	(87,939)
Gain on nonmonetary exchange of securities (Note 1)	—	—	997	—
Foreign exchange loss—net (Note 13)	(11,525)	(9,043)	(442)	(117,602)
Other—net (Note 13)	(1,455)	(2,730)	(2,190)	(14,847)

Other income (expenses), net	(19,556)	(14,298)	1,218	(199,551)

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	83,259	122,577	131,565	849,582

Income taxes (Note 11):
Current	23,637	43,929	48,008	241,194
Deferred	5,109	4,115	953	52,133

Total income taxes	28,746	48,044	48,961	293,327

Minority interests in earnings of subsidiaries	6,671	6,790	6,214	68,071

Equity in net income of affiliated companies (Note 3)	222	94	1,353	2,265

Income from continuing operations	48,064	67,837	77,743	490,449

Income (loss) from discontinued operations, net of taxes (Note 19)	—	189	(1,286)	—

Net income	¥48,064	¥68,026	¥76,457	$490,449

	Yen			U.S. Dollars (Note 1)
Net income (loss) per common share (Note 1):
Basic and Diluted:
Continuing operations	¥37.68	¥52.65	¥60.00	$0.38
Discontinued operations	—	0.15	(0.99)	—

Net income	¥37.68	¥52.80	¥59.01	$0.38

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Kubota Corporation and Subsidiaries    Years Ended March 31, 2009, 2008, and 2007

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2009	2008	2007	2009
Net income	¥48,064	¥68,026	¥76,457	$490,449

Other comprehensive income (loss), net of tax (Note 12):
Foreign currency translation adjustments	(51,789)	(1,425)	4,670	(528,459)
Unrealized losses on securities	(26,270)	(36,834)	(13,607)	(268,061)
Unrealized losses on derivatives	(1,512)	(485)	(244)	(15,429)
Pension liability adjustments	(13,790)	(16,326)	—	(140,714)

Other comprehensive loss	(93,361)	(55,070)	(9,181)	(952,663)

Comprehensive income (loss)	¥(45,297)	¥12,956	¥67,276	$(462,214)

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

Kubota Corporation and Subsidiaries    Years Ended March 31, 2009, 2008, and 2007

		Millions of Yen
	Shares of Common Stock Outstanding (Thousands)	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total Shareholders’ Equity
Balance, March 31, 2006	1,299,488	¥84,070	¥93,150	¥19,539	¥323,116	¥86,769	¥(160)	¥606,484
Net income					76,457			76,457
Other comprehensive loss						(9,181)		(9,181)
Adjustment to initially adopt SFAS No. 158, net of taxes						8,659		8,659
Cash dividends, ¥11 per common share					(14,274)			(14,274)
Purchase and sales of treasury stock	(7,975)						(8,508)	(8,508)
Retirement of treasury stock					(8,484)		8,484	—

Balance, March 31, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)	659,637
Cumulative effect of adopting FIN 48					261			261
Net income					68,026			68,026
Other comprehensive loss						(55,070)		(55,070)
Cash dividends, ¥13 per common share					(16,777)			(16,777)
Purchase and sales of treasury stock	(10,909)						(7,980)	(7,980)
Retirement of treasury stock					(4,398)		4,398	—

Balance, March 31, 2008	1,280,604	84,070	93,150	19,539	423,927	31,177	(3,766)	648,097
Net income					48,064			48,064
Other comprehensive loss						(93,361)		(93,361)
Cash dividends, ¥15 per common share					(19,193)			(19,193)
Purchase and sales of treasury stock	(8,541)				(7)		(5,316)	(5,323)

Balance, March 31, 2009	1,272,063	¥84,070	¥93,150	¥19,539	¥452,791	¥(62,184)	¥(9,082)	¥578,284

	Thousands of U.S. Dollars (Note 1)
	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total Shareholders’ Equity
Balance, March 31, 2008	$857,857	$950,510	$199,378	$4,325,786	$318,132	$(38,428)	$6,613,235
Net income				490,449			490,449
Other comprehensive loss					(952,663)		(952,663)
Cash dividends, $0.15 per common share				(195,847)			(195,847)
Purchase and sales of treasury stock				(72)		(54,245)	(54,317)

Balance, March 31, 2009	$857,857	$950,510	$199,378	$4,620,316	$(634,531)	$(92,673)	$5,900,857

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Kubota Corporation and Subsidiaries    Years Ended March 31, 2009, 2008 and 2007

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2009	2008	2007	2009
Operating activities:
Net income	¥48,064	¥68,026	¥76,457	$490,449
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	31,242	30,565	27,097	318,796
(Gain) loss on sales of securities	116	(704)	(1,313)	1,184
Gain on nonmonetary exchange of securities	—	—	(997)	—
Valuation loss on other investments	8,618	6,715	524	87,939
(Gain) loss from disposal of fixed assets	(151)	925	1,172	(1,541)
Minority interests in earnings of subsidiaries	6,671	6,790	6,214	68,071
Equity in net income of affiliated companies	(222)	(94)	(1,353)	(2,265)
Deferred income taxes	5,109	4,115	953	52,133
Change in assets and liabilities:
(Increase) decrease in notes and accounts receivable	(128,586)	31,750	35	(1,312,102)
Increase in inventories	(35,636)	(6,656)	(24,255)	(363,633)
(Increase) decrease in interest in sold receivables	70,132	(6,763)	(2,608)	715,632
Increase in other current assets	(21,322)	(13,309)	(1,327)	(217,571)
Increase (decrease) in trade notes and accounts payable	(19,771)	(23,311)	11,999	(201,745)
Increase (decrease) in income taxes payable	(7,008)	(10,842)	11,305	(71,510)
Increase in other current liabilities	28,727	7,539	5,085	293,132
Decrease in accrued retirement and pension costs	(10,054)	(10,998)	(10,942)	(102,592)
Other	1,494	6,362	(1,216)	15,245

Net cash provided by (used in) operating activities	(22,577)	90,110	96,830	(230,378)

Investing activities:
Purchases of fixed assets	(32,959)	(35,735)	(34,286)	(336,316)
Purchases of investments and change in loan receivables	(5,908)	3,337	(1,311)	(60,286)
Proceeds from sales of property, plant, and equipment	2,961	115	3,709	30,214
Proceeds from sales of investments	261	490	2,391	2,663
Increase in finance receivables	(193,495)	(196,494)	(190,098)	(1,974,439)
Collection of finance receivables	154,935	155,202	129,442	1,580,970
Other	184	741	146	1,878

Net cash used in investing activities	(74,021)	(72,344)	(90,007)	(755,316)

Financing activities:
Proceeds from issuance of long-term debt	129,967	113,962	86,434	1,326,194
Repayments of long-term debt	(74,386)	(84,895)	(73,654)	(759,041)
Net increase (decrease) in short-term borrowings	54,619	(15,840)	(5,937)	557,337
Cash dividends	(19,193)	(16,777)	(14,274)	(195,847)
Purchases of treasury stock	(5,338)	(7,997)	(8,515)	(54,469)
Other	(809)	(133)	(889)	(8,255)

Net cash provided by (used in) financing activities	84,860	(11,680)	(16,835)	865,919

Effect of exchange rate changes on cash and cash equivalents	(7,541)	97	755	(76,949)

Net increase (decrease) in cash and cash equivalents	(19,279)	6,183	(9,257)	(196,724)
Cash and cash equivalents, beginning of year	88,784	82,601	91,858	905,959

Cash and cash equivalents, end of year	¥69,505	¥88,784	¥82,601	$709,235

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Kubota Corporation and Subsidiaries    Years Ended March 31, 2009, 2008 and 2007

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

The manufacturing operations of the Company are conducted primarily at 20 plants in Japan and at 10 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are sold both in Japan and overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The presentation of segment information required by Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” has been omitted.

Translation into United States Dollars

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the parent company is incorporated and operates. The United States dollar amounts included herein represent a translation using the approximate exchange rate at March 31, 2009 of ¥98 =US$1, solely for convenience of readers outside Japan. The translation should not be construed as a representation that the yen amounts have been, could have been, or could in the future be, converted into United States dollars.

Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. The accounts of certain consolidated subsidiaries that have December 31 fiscal year-ends have been included in the March 31 consolidated financial statements. The accounts of variable interest entity (“VIE”) as defined by the FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”) are included in the consolidated financial statements, as applicable. There were no VIEs at March 31, 2009 and 2008.

Intercompany items have been eliminated in consolidation.

Investments in affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies, but where the Company does not have a controlling financial interest are accounted for using the equity method.

Use of Estimates

Preparing financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Significant estimates and assumptions are used primarily in the area of inventory valuation, impairment of investments, impairment of long-lived assets, valuation allowance for deferred tax assets, collectibility of notes and receivables, uncertain tax positions, accruals for employee retirement and pension plans, revenue recognition for long-term contracts, and loss contingencies. Actual results could differ from those estimates.

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

Sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer for short-term contracts, and recorded under the percentage-of-completion method of accounting for long-term contracts. (See Note 10. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS.) Estimated losses on sales contracts are charged to income in the period in which they are identified. The percentages of revenues to consolidated revenues for the years ended March 31, 2009, 2008, and 2007 that pertain to long-term contracts were 1.9%, 1.7%, and 1.8%, respectively.

Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations.

In October 2007, Kubota Maison Co., Ltd., subsidiary of housing real estate, was excluded from consolidated subsidiaries and became an affiliated company. As a result, there were no housing real estate sales for the year ended March 31, 2009. The percentages of revenues to consolidated revenues for the years ended March 31, 2008, and 2007 that pertain to housing real estate sales were 0.3%, and 0.8%, respectively.

Finance receivables are composed of the total arrangement fee less unamortized discounts. Based on imputed interest for the time value of money and reserve for credit losses, income is recorded over the terms of the receivables using the interest method.

Securitization of Receivables

The Company sells trade and finance receivables to investors through independent securitization trusts. At the time the receivables are sold to the securitization trusts, the balances are removed from the consolidated balance sheets of the Company. The investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. The gain or loss for each qualifying sale of receivables is determined based on book value allocated to the portion sold. If forecasted future cash flows result in an other-than-temporary decline in the fair value of the retained interests, then an impairment loss is recognized to the extent that the fair value is less than the carrying amount. Such losses would be included in the consolidated statements of income. The Company estimates fair value based on the present value of expected future cash flows less credit losses.

The Company continues to service the receivables for a fee based on a percentage of the receivables transferred. The investors and the securitization trusts have no recourse to the Company’s assets for failure of debtors to pay when due.

Allowance for Doubtful Receivables

The Company provides an allowance for doubtful notes, receivables, and interest in sold receivables. The allowance for these doubtful receivables is based on historical collection trends and management’s judgement on the collectibility of these accounts. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any required adjustment to the allowance is reflected in current operations.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average-cost method.

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

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. When a decline in a value of the marketable security is deemed to be other than temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates the extent to which cost exceeds market value, the duration of market declines, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment.

(Merger of Hanshin Electric Railway and Hankyu Holdings)

In October, 2006, Hanshin Electric Railway Co., Ltd. (“Hanshin”) and Hankyu Holdings, Inc. merged. Upon the merger, each common share of Hanshin owned by the Company which had been carried at cost was converted into 1.4 shares of the combined entity, Hankyu Hanshin Holdings, Inc. (“Hankyu Hanshin”).

The Company accounted for gain on nonmonetary exchange of securities of ¥997 million, based on the fair value of Hankyu Hanshin’s common shares of ¥1,205 million less carrying amounts of Hanshin’s common shares of ¥208 million for the year ended March 31, 2007.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation expenses related to manufacturing activities are included in cost of revenues, and the other depreciation expenses are classified in selling, general, and administrative expenses. Depreciation of those assets is principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives are principally as follows:

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

The Company adopted the provisions of FIN 48 on April 1, 2007. The Company recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income.

Retirement and Pension Plans

The Company accounts for retirement and pension plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” as amended by SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” The Company recognizes the overfunded or underfunded status of the defined benefit plan as an asset or a liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income, net of tax. The Company’s measurement date for benefit obligations and plan assets is March 31.

The Company amortizes the prior service costs (benefits) due to amendments of the benefit plans over approximately 15 years. The Company immediately recognizes net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, while the portion between10% and 20% is amortized over the average participants’ remaining service period (approximately 14 years).

Consideration Given by a Vendor to a Customer

The Company accounts for consideration given to a customer in accordance with the Emerging Issues Task Force (“EITF”) Issue No.01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” EITF 01-9 defines the income statement classification of consideration given by a vendor to a customer or a reseller of the vendor’s products. In accordance with EITF 01-9, certain sales incentives are deducted from revenue.

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

The Company also accrues an estimated loss from asbestos-related matters by a charge to income if both of the following conditions are met:

(a)	It is probable that a liability has been incurred at the date of financial statements.

(b)	The amount of loss can be reasonably estimated.

(See Note 17. COMMITMENTS AND CONTINGENCIES.)

Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding for the years ended March 31, 2009, 2008, and 2007 was 1,275,574,702, 1,288,336,590 and 1,295,749,621, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2009, 2008, and 2007.

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

The Company also uses derivatives not designated as cash flow hedges in certain relationships for economic purposes. Changes in the fair value of derivatives not designated are reported in earnings immediately.

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

Cash Flow Information

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At March 31, 2009, 2008, and 2007, time deposits with original maturities of three months or less amounting to ¥4,022 million ($41,041 thousand), ¥3,915 million, and ¥3,832 million, respectively, were included in cash and cash equivalents.

Cash paid for interest amounted to ¥12,768 million ($130,286 thousand), ¥12,875 million, and ¥11,066 million, and for income taxes amounted to ¥38,472 million ($392,571 thousand), ¥56,535 million, and ¥36,733 million for the years ended March 31, 2009, 2008, and 2007, respectively.

The Company did not retire any treasury stock during the year ended March 31, 2009 and retired treasury stock of ¥4,398 million, and ¥8,484 million during the years ended March 31, 2008 and 2007, respectively.

The Company capitalized leased assets under capital leases of ¥2,916 million ($29,755 thousand), ¥3,678 million, and ¥4,231 million for the years ended March 31, 2009, 2008, and 2007, respectively.

Amounts pertaining to “(Increase) decrease in interests in sold receivables” were included in a line item of “Increase in other current assets” until March 31, 2008. Since the amount relating to “(Increase) decrease in interests in sold receivables” becomes significant in the current year, the Company has separately presented it with corresponding changes for prior years.

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value and expands disclosures about fair value measurements that are required or permitted under other accounting pronouncements. This statement was effective in fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued Staff Position (FSP) FAS 157-2, “Effective Date of FASB Statement No. 157,” that delayed the effective date of SFAS No. 157 for nonfinancial assets and liabilities. The Company adopted this statement on April 1, 2008. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of SFAS No. 115”. This statement offers an irrevocable option to report selected financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement is effective in fiscal years beginning after November 15, 2007, and was adopted by the Company on April 1, 2008. The Company did not elect the fair value option for selected financial assets and financial liabilities, therefore the adoption of this statement did not have an impact on the Company’s consolidated results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”. This statement requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This statement also requires recognition of contingent consideration and capitalization of in-process research and development at fair values as well as expensing of acquisition-related costs as incurred. This statement is effective in fiscal years beginning after December 15, 2008. The Company is currently calculating the impact of applying this statement on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”. This statement clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statements of income. This statement also requires a parent recognize a retained investment at fair value when a subsidiary is deconsolidated. This statement is effective in fiscal years beginning after December 15, 2008. The Company is currently calculating the impact of applying this statement on the consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. This statement expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 161 requires entities to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The company adopted this statement on January 1, 2009. The adoption of this statement did not have an impact on the Company’s consolidated results of operations and financial position.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”. This position requires more detailed disclosures about plan assets including investment allocation, the major categories of plan assets, valuation techniques used to measure the fair value of plan assets, and concentrations of risk within plan assets. This statement is effective for fiscal years ending after December 15, 2009. The adoption of this position is not expected to have a material impact on the Company’s consolidated results of operations and financial position.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events.” This statement establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This statement is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this statement is not expected to have a material impact on the Company’s consolidated result of operations and financial position.

2. INVENTORIES

Inventories at March 31, 2009 and 2008 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Finished products	¥132,125	¥128,561	$1,348,214
Spare parts	23,848	23,359	243,347
Work in process	31,165	34,036	318,010
Raw materials and supplies	20,263	20,264	206,766

	¥207,401	¥206,220	$2,116,337

3. INVESTMENTS IN AND LOAN RECEIVABLES FROM AFFILIATED COMPANIES

Investments in and loan receivables from affiliated companies at March 31, 2009 and 2008 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Investments	¥14,443	¥13,640	$147,378
Loan receivables	68	6	694

	¥14,511	¥13,646	$148,072

A summary of financial information of affiliated companies is as follows:

	Millions of Yen		Thousands of U.S. Dollars
At March 31, 2009 and 2008	2009	2008	2009
Current assets	¥68,841	¥69,686	$702,459
Noncurrent assets	62,858	57,019	641,408

Total assets	131,699	126,705	1,343,867
Current liabilities	74,758	73,188	762,837
Noncurrent liabilities	20,794	19,929	212,183

Net assets	¥36,147	¥33,588	$368,847

	Millions of Yen			Thousands of U.S. Dollars
Years Ended March 31, 2009, 2008, and 2007	2009	2008	2007	2009
Revenues	¥216,430	¥215,574	¥219,750	$2,208,469
Cost of revenues	160,690	162,533	161,392	1,639,694
Net income	419	482	2,956	4,276

Trade notes and accounts receivable from affiliated companies at March 31, 2009 and 2008 were ¥21,302 million ($217,367 thousand) and ¥17,185 million, respectively.

Revenues from affiliated companies aggregated ¥55,374 million ($565,041 thousand), ¥48,847 million, and ¥51,882 million for the years ended March 31, 2009, 2008, and 2007, respectively.

Cash dividends received from affiliated companies were ¥46 million ($469 thousand), ¥31 million, and ¥28 million for the years ended March 31, 2009, 2008, and 2007, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥9,719 million ($99,173 thousand) and ¥8,817 million at March 31, 2009 and 2008, respectively.

4. OTHER INVESTMENTS

The cost, fair value, and gross unrealized holding gains and losses for securities by major security type at March 31, 2009 and 2008 were as follows:

	Millions of Yen
	2009				2008
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥24,412	¥40,275	¥15,864	¥1	¥30,813	¥73,257	¥42,464	¥20
Other equity securities	17,665	40,653	23,304	316	20,305	61,793	42,892	1,404

	¥42,077	¥80,928	¥39,168	¥317	¥51,118	¥135,050	¥85,356	¥1,424

	Thousands of U.S. Dollars
	2009
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	$249,102	$410,969	$161,877	$10
Other equity securities	180,255	414,827	237,796	3,224

	$429,357	$825,796	$399,673	$3,234

Gross unrealized holding losses and fair values on available-for-sale securities that are not deemed to be other-than- temporarily impaired at March 31, 2009 and 2008 aggregated by the length of time that individual securities have been in a continuous unrealized loss position were as follows:

	Millions of Yen
	2009				2008
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥2	¥1	¥—	¥—	¥249	¥20	¥—	¥—
Other equity securities	1,958	316	—	—	3,142	1,404	—	—

	¥1,960	¥317	¥—	¥—	¥3,391	¥1,424	¥—	¥—

	Thousands of U.S. Dollars
	2009
	Less than 12 months		12 months or longer
	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	$20	$10	$—	$—
Other equity securities	19,980	3,224	—	—

	$20,000	$3,234	$—	$—

For the years ended March 31, 2009, 2008, and 2007, valuation losses on other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥8,618 million ($87,939 thousand), ¥6,715 million, and ¥524 million, respectively.

Proceeds from sales of available-for-sale securities and gross realized gains and losses that have been included in earnings as a result of those sales for the years ended March 31, 2009, 2008, and 2007 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2008	2007	2009
Proceeds from sales of available-for-sale securities	¥182	¥2,001	¥2,749	$1,857
Gross realized gains	20	705	1,463	204
Gross realized losses	(132)	(1)	(150)	(1,347)

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥15,269 million ($155,806 thousand) and ¥10,272 million at March 31, 2009 and 2008, respectively. Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method. Each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

5. FINANCE RECEIVABLES

The Company provides retail finance and finance leases to customers mainly in order to support sales of farm equipment and construction machinery.

Finance receivables—net at March 31, 2009 and 2008 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Retail	¥218,745	¥273,771	$2,232,092
Finance leases	59,442	39,536	606,551

Total finance receivables	278,187	313,307	2,838,643
Less:
Unearned income	(10,052)	(6,995)	(102,572)
Allowance for credit losses	(1,586)	(1,380)	(16,184)

Total finance receivables—net	266,549	304,932	2,719,887
Less current portion	(97,292)	(113,409)	(992,775)

Long-term finance receivables—net	¥169,257	¥191,523	$1,727,112

Annual maturities of retail finance receivables and future minimum lease payments on finance leases at March 31, 2009 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
Years Ending March 31,	Retail	Finance Leases	Retail	Finance Leases
2010	¥83,372	¥17,723	$850,734	$180,846
2011	65,256	16,537	665,878	168,745
2012	38,308	12,400	390,898	126,531
2013	21,946	6,958	223,939	71,000
2014	7,474	3,717	76,265	37,929
2015 and thereafter	2,389	2,107	24,378	21,500

Total	¥218,745	¥59,442	$2,232,092	$606,551

There is no estimated unguaranteed residual value on finance leases at March 31, 2009.

Revenues and cost of revenues for the years ended March 31, 2009, 2008, and 2007 included finance income and expenses as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2008	2007	2009
Finance income	¥23,242	¥27,539	¥22,217	$237,163
Finance expenses	11,578	15,363	12,282	118,143

The Company sold finance receivables for the years ended March 31, 2007. (See Note 18. SECURITIZATION OF RECEIVABLES.) Pretax gains or losses on such sales were included in finance income or finance expenses in the table above.

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful notes and accounts receivable for the years ended March 31, 2009, 2008, and 2007 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2008	2007	2009
Balance at beginning of year	¥1,983	¥2,011	¥2,155	$20,235
Provision for doubtful accounts	1,041	482	255	10,622
Write-offs	(32)	(531)	(468)	(326)
Other	(480)	21	69	(4,898)

Balance at end of year	¥2,512	¥1,983	¥2,011	$25,633

The changes in the allowance for doubtful non-current receivables for the years ended March 31, 2009, 2008, and 2007 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2008	2007	2009
Balance at beginning of year	¥981	¥2,811	¥3,913	$10,010
Provision for doubtful accounts	50	140	13	510
Write-offs	(1)	(137)	(792)	(10)
Other	(171)	(1,833)	(323)	(1,745)

Balance at end of year	¥859	¥981	¥2,811	$8,765

The changes in the allowance for finance receivables for the years ended March 31, 2009, 2008, and 2007 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2008	2007	2009
Balance at beginning of year	¥1,380	¥1,072	¥1,017	$14,082
Provision for doubtful accounts	914	542	203	9,327
Write-offs	(308)	(133)	(108)	(3,143)
Other	(400)	(101)	(40)	(4,082)

Balance at end of year	¥1,586	¥1,380	¥1,072	$16,184

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2009 consisted of notes payable to banks of ¥125,600 million ($1,281,632 thousand) and commercial paper of ¥6,500 million ($66,327 thousand). Short-term borrowings at March 31, 2008 consisted of notes payable to banks of ¥113,087 million.

Stated annual interest rates on short-term borrowings ranged primarily from 0.20% to 5.41% and from 0.50% to 5.59% at March 31, 2009 and 2008, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2009 and 2008 were 3.1% and 4.9%, respectively.

Available committed lines of credit with certain banks at March 31, 2009 and 2008 totaled ¥25,000 million ($255,102 thousand) and ¥20,000 million, respectively. The terms of committed lines of credit are 1 year. The Company had no outstanding borrowings as of March 31, 2009 and 2008 related to committed lines of credit.

Long-term debt at March 31, 2009 and 2008 consisted of the following:

	Due in Years Ending March 31	Millions of Yen		Thousands of U.S. Dollars
		2009	2008	2009
Unsecured bonds:
Yen notes (fixed rate 1.20%)	2011	¥10,000	¥10,000	$102,041
Yen notes (floating rate 0.93%)	2012	4,000	—	40,816
Yen notes (fixed rate 1.54%)	2013	10,000	10,000	102,041
Yen notes (fixed rate 1.27%)	2013	10,000	10,000	102,041
Yen notes (fixed rate 1.53%)	2015	10,000	10,000	102,041
Loans, principally from banks and insurance companies, maturing on various dates through 2017:
Collateralized		37,320	64,399	380,816
Unsecured		181,125	139,051	1,848,214
Capital lease obligations		6,521	6,471	66,541

Total		268,966	249,921	2,744,551
Less current portion		(60,378)	(65,976)	(616,102)

		¥208,588	¥183,945	$2,128,449

Both fixed and floating rates were included in the interest rates of the long-term loans from banks and insurance companies at March 31, 2009, while these rates were principally fixed at March 31, 2008. The weighted average rates at March 31, 2009 and 2008 were 2.9% and 4.2%, respectively.

Annual maturities of long-term debt at March 31, 2009 were as follows:

Years Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2010	¥60,378	$616,102
2011	68,759	701,622
2012	86,100	878,571
2013	28,914	295,041
2014	11,601	118,378
2015 and thereafter	13,214	134,837

Total	¥268,966	$2,744,551

Assets pledged as collateral for debt at March 31, 2009 and 2008 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Trade notes	¥2,061	¥439	$21,031
Trade accounts	14,214	3,422	145,041
Other current assets	566	950	5,775
Finance receivables	45,213	101,945	461,357
Property, plant, and equipment	8,782	9,932	89,612

Total	¥70,836	¥116,688	$722,816

Other current assets represent restricted cash which are pledged as collateral in accordance with the terms of borrowing.

The above assets were pledged against the following liabilities:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Short-term borrowings	¥28,233	¥31,434	$288,092
Current portion of long-term debt	17,416	27,862	177,714
Long-term debt	19,904	36,537	203,102

Total	¥65,553	¥95,833	$668,908

Both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future indebtedness will be given upon request of the bank, and that the bank has the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that the Company must give additional security upon request of the lender.

There are restrictive covenants related to its borrowings including clauses of the negative pledges, rating trigger and minimum net worth. The financial covenants are as follows: the rating trigger states that the Company shall keep or be higher than the “BBB–” rating by Rating and Investment Information, Inc. and the minimum net worth covenant states that the Company shall keep the amount of shareholders’ equity of more than ¥454.0 billion ($4,633 million) on consolidated basis and more than ¥322.0 billion ($3,286 million) on a parent company-only basis. The Company is compliant with those restrictive covenants at March 31, 2009.

8. RETIREMENT AND PENSION PLANS

The parent company and its domestic subsidiaries have a number of unfunded severance indemnity plans and defined benefit pension plans covering substantially all Japanese employees. Most employees of overseas subsidiaries are covered by defined benefit pension plans or defined contribution pension plans.

In the parent company, employees who terminate their employment have the option to receive benefits in the form of a lump-sum payment or annuity payments from a defined benefit pension plan. The benefits are calculated as an aggregation of the following points under the point-based benefits system (with a point having specific monetary value):

•	Points granted in proportion to each employee’s job classification at retirement and length of service period

•	Accumulated points granted in proportion to each employee’s job classification at the end of each fiscal year

•	Accumulated points granted in proportion to each employee’s performance evaluation at the end of each fiscal year

The plan consists of a lifetime pension plan and a limited annuity plan, and annual contributions are made by the parent company in an amount determined on the basis of an accepted actuarial method for the plan. The plan is administered by a board of trustees composed of management and employee representatives. Plan assets, which are managed by trust banks and investment advisors, are invested primarily in corporate and government bonds and stocks.

Net periodic benefit cost for the unfunded severance indemnity plan and the defined benefit pension plan of the parent company and certain subsidiaries for the years ended March 31, 2009, 2008, and 2007 consisted of the following components:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2008	2007	2009
Service cost	¥5,944	¥5,830	¥5,974	$60,653
Interest cost	3,730	3,751	3,799	38,061
Expected return on plan assets	(2,428)	(3,023)	(2,748)	(24,775)
Amortization of prior service benefit	(808)	(808)	(777)	(8,245)
Amortization of actuarial loss	128	—	—	1,306

Net periodic benefit cost	¥6,566	¥5,750	¥6,248	$67,000

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Change in benefit obligations:
Benefit obligations at beginning of year	¥173,689	¥174,242	$1,772,337
Service cost	5,944	5,830	60,653
Interest cost	3,730	3,751	38,061
Actuarial loss	(2,554)	695	(26,061)
Benefits paid (lump-sum payments)	(7,736)	(7,670)	(78,939)
Benefits paid (annuity payments)	(4,079)	(3,758)	(41,622)
Foreign currency exchange rate changes	(1,717)	599	(17,521)

Benefit obligations at end of year	¥167,277	¥173,689	$1,706,908

Change in plan assets:
Fair value of plan assets at beginning of year	¥130,360	¥147,066	$1,330,204
Actual return on plan assets	(22,073)	(22,689)	(225,235)
Employer contributions	13,374	13,849	136,469
Benefits paid (lump-sum payments)	(4,819)	(4,703)	(49,173)
Benefits paid (annuity payments)	(4,079)	(3,758)	(41,622)
Foreign currency exchange rate changes	(1,757)	595	(17,929)

Fair value of plan assets at end of year	¥111,006	¥130,360	$1,132,714

Funded status at end of year	¥(56,271)	¥(43,329)	$(574,194)

Accumulated benefit obligations at March 31, 2009 and 2008 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Accumulated benefit obligations:
Accumulated benefit obligations at end of year	¥166,850	¥168,530	$1,702,551

Projected benefit obligations and fair value of plan assets with projected benefit obligations in excess of plan assets, and accumulated benefit obligations and fair value of plan assets with accumulated benefit obligations in excess of plan assets were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Retirement and pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥165,625	¥170,659	$1,690,051
Fair value of plan assets	109,034	126,869	1,112,592
Retirement and pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	164,556	165,500	1,679,143
Fair value of plan assets	109,034	126,869	1,112,592

Amounts recognized in the consolidated balance sheets at March 31, 2009 and 2008 consist of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Accrued retirement and pension costs	¥(56,591)	¥(43,790)	$(577,459)
Prepaid expenses for benefit plans, included in other assets	320	461	3,265

Funded status	¥(56,271)	¥(43,329)	$(574,194)

Amounts recognized in accumulated other comprehensive income, before tax, at March 31, 2009 and 2008 consist of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Actuarial loss	¥41,371	¥18,862	$422,153
Prior service benefit	(5,244)	(6,052)	(53,510)

Total recognized in accumulated other comprehensive income	¥36,127	¥12,810	$368,643

Amounts of estimated actuarial loss and prior service benefit that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending March 31, 2010 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Actuarial loss	¥9,611	$98,072
Prior service benefit	(808)	(8,245)

The weighted-average discount rate used in calculating benefit obligations at March 31, 2009 and 2008 was 2.5%.

Weighted-average assumptions used in calculating net periodic benefit cost for the years ended March 31, 2009, 2008, and 2007 were as follows:

	2009	2008	2007
Discount rate	2.5%	2.5%	2.5%
Expected return on plan assets	2.5	3.0	3.0

The rate of compensation increase was not used in the calculations of benefit obligations at March 31, 2009 and 2008, or net periodic benefit cost for the years ended March 31, 2009, 2008, and 2007 under the point-based benefits system.

The expected rate of return on plan assets is determined after considering several applicable factors including, the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, the Company’s principal policy for plan asset management, and forecasted market conditions.

Pension plan weighted-average asset allocations by asset category were as follows:

	2009	2008
Equity securities	32.8%	38.1%
Debt securities	66.7	61.1
Other	0.5	0.8

	100.0%	100.0%

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

Employer contributions to pension plans for the year ending March 31, 2010 are expected to be ¥13,884 million ($141,673 thousand).

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years Ending March 31	Millions of Yen	Thousands of U.S. Dollars
2010	¥12,950	$132,143
2011	12,526	127,816
2012	12,397	126,500
2013	12,263	125,133
2014	12,018	122,633
2015-2019	53,666	547,612

9. SHAREHOLDERS’ EQUITY

Japanese companies are subject to the corporate law of Japan (the “Corporate Law”).

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

Under the Corporate Law, the amount available for dividends is based on retained earnings, less treasury stock, as recorded on the books of the parent Company. Certain adjustments, not recorded on the parent company’s books, are reflected in the consolidated financial statements. At March 31, 2009, retained earnings, less treasury stock, recorded on the parent company’s books of account were ¥206,811 million ($2,110,316 thousand).

Increases/Decreases and Transfer of Common Stock, Reserve, and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve or as additional paid-in capital depending on the equity account charged upon the payment of such dividends until the total of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, legal reserve, capital surplus, and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

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

In the situation where an option or an addition which has separate content from an existing contract has occurred, it is treated as a separate contract and, if otherwise, is combined with the original contract. Additional contract revenue arising from any claims for customer-caused reasons is recognized when the contract modification is approved by the customers. Any revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are accounted for in the consolidated statements of income for the fiscal year in which those revisions have been made. A disclosure is made of the effect of such revisions in the financial statements, if significant.

Notes receivable and accounts receivable related to the long-term contracts accounted for under the percentage of completion method at March 31, 2009 and 2008 were as follows:

	Millions of Yen						Thousands of U.S. Dollars
	2009			2008			2009
Years Ended March 31	Less than 1 year	1-2 years	Over 2 years	Less than 1 year	1-2 years	Over 2 years	Less than 1 year	1-2 years	Over 2 years
Notes receivable	¥99	¥—	¥—	¥427	¥—	¥—	$1,010	$—	$—
Accounts receivable	8,930	40	—	6,411	15	—	91,123	408	—

	¥9,029	¥40	¥—	¥6,838	¥15	¥—	$92,133	$408	$—

A large portion of such receivables have been billed to customers, and the total aggregated amounts which had not been billed or were not billable were not material at March 31, 2009 and 2008. The total aggregated amounts subject to uncertainty were not material.

With respect to the inventories related to the long-term contracts, the aggregated amounts of manufacturing or production costs which exceed the aggregated estimate costs of all in-process, the total aggregated amounts subject to uncertainty, and advances received offset with inventories were not material at March 31, 2009 and 2008.

11. INCOME TAXES

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies and income taxes for the years ended March 31, 2009, 2008, and 2007 were comprised of the following:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2008	2007	2009
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies:
Domestic	¥35,739	¥65,172	¥80,208	$364,684
Foreign	47,520	57,405	51,357	484,898

	¥83,259	¥122,577	¥131,565	$849,582

Income taxes:
Current—
Domestic	¥5,719	¥26,550	¥28,184	$58,357
Foreign	17,918	17,379	19,824	182,837

	23,637	43,929	48,008	241,194

Deferred—
Domestic	7,073	3,537	3,415	72,174
Foreign	(1,964)	578	(2,462)	(20,041)

	5,109	4,115	953	52,133

Total	¥28,746	¥48,044	¥48,961	$293,327

The effective income tax rates of the Company for the years ended March 31, 2009, 2008, and 2007 differed from the normal Japanese statutory tax rates as follows:

	2009	2008	2007
Normal Japanese statutory tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Increase (decrease) in valuation allowance	0.4	0.1	(1.4)
Permanently nondeductible expenses	4.1	0.4	0.7
Nontaxable dividend income	(0.7)	(0.4)	(0.2)
Extra tax deduction on expenses for research and development	(0.5)	(1.7)	(1.9)
Reversal of taxes provided on unremitted earnings of foreign subsidiaries and affiliates	(8.3)	—	—
Other—net	(1.1)	0.2	(0.6)

Effective income tax rates applied to income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	34.5%	39.2%	37.2%

Permanently nondeductible expenses for the year ended March 31, 2009 mainly consisted of nondeductible surcharge expense of ¥2,958 million ($30,184 thousand) for the violation of the Anti-Monopoly Law.

Reversal of taxes provided on unremitted earnings of foreign subsidiaries and affiliates for the year ended March 31, 2009 amounting ¥6,870 million ($70,102 thousand) was due to Japanese tax law revision related to the taxation of dividends from overseas subsidiaries and affiliates.

Net deferred tax balances at March 31, 2009 and 2008 were reflected in the accompanying consolidated balance sheets under the following line items:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Other current assets	¥26,583	¥33,614	$271,255
Other assets	16,683	4,392	170,235
Other current liabilities	(2)	—	(20)
Other long-term liabilities	(254)	(15,859)	(2,592)

Net deferred tax assets	¥43,010	¥22,147	$438,878

The approximate effects of temporary differences and tax loss and credit carryforwards that gave rise to deferred tax balances at March 31, 2009 and 2008 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Deferred tax assets:
Allowance for doubtful receivables	¥1,069	¥1,109	$10,908
Intercompany profits	6,121	11,793	62,459
Adjustment of investment securities	8,445	11,498	86,174
Write-downs of inventories and fixed assets	1,988	1,643	20,286
Accrued bonus	5,938	6,466	60,592
Retirement and pension costs	25,960	21,752	264,898
Tax loss and credit carryforwards	3,991	3,676	40,724
Other temporary differences	21,086	21,195	215,163

Subtotal	74,598	79,132	761,204
Less valuation allowance	(1,631)	(1,326)	(16,643)

	¥72,967	¥77,806	$744,561

Deferred tax liabilities:
Adjustment of investment securities	¥17,570	¥38,259	$179,286
Unremitted earnings of foreign subsidiaries and affiliates	5,878	11,165	59,979
Other temporary differences	6,509	6,235	66,418

	¥29,957	¥55,659	$305,683

Deferral of income taxes relating to intercompany profits of ¥6,121 million ($62,459 thousand) and ¥11,793 million at March 31, 2009 and 2008 included in the above table is accounted for in accordance with Accounting Research Bulletins No. 51, “Consolidated Financial Statements.” The movements of ¥(5,672) million ($(57,878) thousand), ¥(547) million, and ¥878 million for the years ended March 31, 2009, 2008, and 2007 in such deferral of income taxes are presented as “Income taxes – Deferred” in the consolidated statements of income. The total amounts of deferred tax assets recorded in accordance with SFAS No. 109, “Accounting for Income Taxes” were ¥66,846 million ($682,102 thousand) and ¥66,013 million at March 31, 2009 and 2008, respectively.

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

The changes in the valuation allowance for the years ended March 31, 2009, 2008, and 2007 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2008	2007	2009
Balance at beginning of year	¥1,326	¥1,212	¥3,439	$13,531
Addition	565	421	548	5,765
Deduction	(260)	(307)	(2,775)	(2,653)

Balance at end of year	¥1,631	¥1,326	¥1,212	$16,643

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2009.

At March 31, 2009, the tax loss carryforwards in the aggregate amounted to ¥10,274 million ($104,837 thousand), which are available to offset future taxable income, and will expire in the period from 2010 through 2016.

The Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” on April 1, 2007.

Reconciliations of the beginning and ending amount of unrecognized tax benefits for the years ended March 31, 2009 and 2008 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Balance at beginning of year	¥6,950	¥3,491	$70,918
Gross increase for tax positions taken in prior years	31	3,535	316
Gross decrease for tax positions taken in prior years	(23)	(40)	(235)
Settlements	(108)	(11)	(1,102)
Lapse of statute of limitations	(15)	(9)	(153)
Other	(76)	(16)	(775)

Balance at end of year	¥6,759	¥6,950	$68,969

The total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is not material at March 31, 2009 and 2008.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both interest and penalties accrued at March 31, 2009 and 2008, and interest and penalties included in income taxes for the years ended March 31, 2009 and 2008 are not material.

During the year ended March 31, 2008, the U.S. Internal Revenue Service (“IRS”) and the National Taxation Agency in Japan (“NTA”) reached an agreement on a bilateral Advance Pricing Agreement (“APA”), for which the Company had submitted requests with respect to certain intercompany transactions between related parties in U.S. and Japan. The Company accrued an estimated additional tax payment to the NTA of ¥6,500 million ($66,327 thousand) and ¥6,521 million in other long-term liabilities at March 31, 2009 and 2008, and recognized an estimated tax refund from the IRS of ¥4,647 million ($47,418 thousand) and ¥5,941 million in other assets at March 31, 2009 and 2008. These estimates may be adjusted in the future through the final period covered by the APA. It is reasonably possible that the amount of unrecognized tax benefits due to the APA may significantly increase or decrease within the next 12 months depending on the business results of the U.S. subsidiaries. The Company believes that it is difficult to estimate reasonably the range of the business results of the U.S. subsidiaries in the future periods. However, a significant increase or decrease in the amount of unrecognized tax benefits due to the APA would not have a material effect on the Company’s consolidated results of operations or financial position since the tax refund from the IRS will increase or decrease in proportion to the increase or decrease of additional tax payment to the NTA.

The Company files income tax returns in Japan, U.S., and various foreign tax jurisdictions. At March 31, 2009, the Company is no longer subject, with limited exception, to regular income tax examinations by the tax authorities for the years on or before March 31, 2007 in Japan, and for the years on or before December 31, 2001 in U.S., respectively. While the tax authority could conduct a transfer pricing examination for the years on and after April 1, 2001, the intercompany transactions between related parties in U.S. and Japan will not be subject to a tax examination since the APA between U.S. and Japan has been agreed.

12. OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss), including reclassification adjustments and tax effects for the years ended March 31, 2009, 2008, and 2007 are as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009			2009
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(52,250)	¥461	¥(51,789)	$(533,163)	$4,704	$(528,459)
Reclassification adjustment for losses realized in net income	—	—	—	—	—	—

	(52,250)	461	(51,789)	(533,163)	4,704	(528,459)

Unrealized losses on securities:
Unrealized losses on securities arising during period	(53,846)	21,861	(31,985)	(549,449)	223,072	(326,377)
Reclassification adjustment for losses realized in net income	8,734	(3,019)	5,715	89,123	(30,807)	58,316

	(45,112)	18,842	(26,270)	(460,326)	192,265	(268,061)

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(2,378)	1,054	(1,324)	(24,265)	10,755	(13,510)
Reclassification adjustments for losses realized in net income	(316)	128	(188)	(3,225)	1,306	(1,919)

	(2,694)	1,182	(1,512)	(27,490)	12,061	(15,429)

Pension liability adjustments:
Pension liability adjustments arising during period	(22,637)	9,251	(13,386)	(230,990)	94,398	(136,592)
Reclassification adjustment for gains realized in net income	(680)	276	(404)	(6,939)	2,817	(4,122)

	(23,317)	9,527	(13,790)	(237,929)	97,215	(140,714)

Other comprehensive loss	¥(123,373)	¥30,012	¥(93,361)	$(1,258,908)	$306,245	$(952,663)

	Millions of Yen
	2008
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(2,656)	¥1,231	¥(1,425)
Reclassification adjustment for losses realized in net income	—	—	—

	(2,656)	1,231	(1,425)

Unrealized losses on securities:
Unrealized losses on securities arising during period	(68,031)	27,626	(40,405)
Reclassification adjustment for losses realized in net income	6,011	(2,440)	3,571

	(62,020)	25,186	(36,834)

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(916)	322	(594)
Reclassification adjustments for losses realized in net income	191	(82)	109

	(725)	240	(485)

Pension liability adjustments:
Pension liability adjustments arising during period	(26,735)	10,889	(15,846)
Reclassification adjustment for gains realized in net income	(808)	328	(480)

	(27,543)	11,217	(16,326)

Other comprehensive loss	¥(92,944)	¥37,874	¥(55,070)

	Millions of Yen
	2007
	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥5,095	¥(425)	¥4,670
Reclassification adjustment for losses realized in net income	—	—	—

	5,095	(425)	4,670

Unrealized losses on securities:
Unrealized losses on securities arising during period	(22,114)	8,976	(13,138)
Reclassification adjustment for gains realized in net income	(789)	320	(469)

	(22,903)	9,296	(13,607)

Unrealized losses on derivatives:
Unrealized losses on derivatives arising during period	(4,823)	1,924	(2,899)
Reclassification adjustments for losses realized in net income	4,469	(1,814)	2,655

	(354)	110	(244)

Other comprehensive loss	¥(18,162)	¥8,981	¥(9,181)

The components of other comprehensive income at March 31, 2009, 2008, and 2007 and the related changes, net of taxes for the year ended March 31, 2009, 2008, and 2007 consist of the following:

	Millions of Yen
	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Securities	Unrealized Gains (Losses) on Derivatives	Pension Liability Adjustments	Accumulated Other Comprehensive Income (Loss)
Balance, March 31, 2006	¥657	¥86,033	¥79	¥—	¥86,769
Current—period change	4,670	(13,607)	(244)	—	(9,181)
Adjustment to initial apply SFAS No. 158, net of taxes	—	—	—	8,659	8,659

Balance, March 31, 2007	5,327	72,426	(165)	8,659	86,247
Current—period change	(1,425)	(36,834)	(485)	(16,326)	(55,070)

Balance, March 31, 2008	3,902	35,592	(650)	(7,667)	31,177
Current—period change	(51,789)	(26,270)	(1,512)	(13,790)	(93,361)

Balance, March 31, 2009	¥(47,887)	¥9,322	¥(2,162)	¥(21,457)	¥(62,184)

	Thousands of U.S. Dollars
	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Securities	Unrealized Gains (Losses) on Derivatives	Pension Liability Adjustments	Accumulated Other Comprehensive Income (Loss)
Balance, March 31, 2008	$39,816	$363,183	$(6,632)	$(78,235)	$318,132
Current—period change	(528,459)	(268,061)	(15,429)	(140,714)	(952,663)

Balance, March 31, 2009	$(488,643)	$95,122	$(22,061)	$(218,949)	$(634,531)

13. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

The Company is subject to market rate risks due to fluctuation of foreign currency exchange rates and interest rates. The Company manages these risks by using derivative financial instruments in accordance with established policies and procedures. The Company does not use derivative financial instruments for trading purposes. The credit risks associated with these instruments are not considered to be significant since the counterparties are financial institutions with high creditworthiness and the Company does not anticipate any such losses.

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts and foreign currency option contracts (foreign exchange contracts) designated to mitigate its exposure to foreign currency exchange risks.

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 7. In order to hedge these risks, the Company uses interest rate swap contracts and cross-currency interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

Cash Flow Hedges

The accounting treatments of changes in the fair value of foreign exchange contracts and interest rate swap agreements depend on whether derivatives are designated or not designated as cash flow hedges. Changes in the fair value of derivatives designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income. As for foreign exchange contracts related to forecasted intercompany transactions, the amounts are subsequently reclassified into earnings when unrelated third party transactions occur. In the case of interest rate swaps, the amounts are reclassified into earnings when the related interest expense is recognized. The unrecognized net loss of approximately ¥1,006 million ($10,265 thousand) on derivatives included in accumulated other comprehensive income (loss) at March 31, 2009 will be reclassified into earnings within the next 12 months.

Derivatives Not Designated As Hedging Instruments

The Company uses derivatives not designated as cash flow hedges in certain relationships, such as a part of foreign exchange contracts, interest rate swap contracts, and cross-currency interest rate swap contracts, for economic purposes. Changes in the fair value of derivatives not designated are reported in earnings immediately.

The fair value of derivative instruments at March 31, 2009 is as follows:

	Millions of Yen
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:
Foreign exchange contracts	—	¥—	Other current liabilities	¥139
Interest rate swap contracts	—	—	Other current liabilities	3,153
Interest rate swap contracts	—	—	Other long-term liabilities	48

Total derivatives designated as hedging instruments		¥—		¥3,340

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other current assets	¥7	Other current liabilities	¥1,939
Interest rate swap contracts	—	—	Other current liabilities	223
Interest rate swap contracts	—	—	Other long-term liabilities	511
Cross-currency interest rate swap contracts	—	—	Other current liabilities	72
Cross-currency interest rate swap contracts	—	—	Other long-term liabilities	137

Total derivatives not designated as hedging instruments		¥7		¥2,882

Total derivatives		¥7		¥6,222

	Thousands of U.S. Dollars
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:
Foreign exchange contracts	—	$—	Other current liabilities	$1,418
Interest rate swap contracts	—	—	Other current liabilities	32,173
Interest rate swap contracts	—	—	Other long-term liabilities	490

Total derivatives designated as hedging instruments		$—		$34,081

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other current assets	$71	Other current liabilities	$19,785
Interest rate swap contracts	—	—	Other current liabilities	2,276
Interest rate swap contracts	—	—	Other long-term liabilities	5,214
Cross-currency interest rate swap contracts	—	—	Other current liabilities	735
Cross-currency interest rate swap contracts	—	—	Other long-term liabilities	1,398

Total derivatives not designated as hedging instruments		$71		$29,408

Total derivatives		$71		$63,489

The effects of derivative instruments on the Consolidated Statements of Income for the three months ended March 31, 2009 are as follows:

	Millions of Yen
	Amount of Gain or (Loss) Recognized in OCI (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
	3 months ended March 31, 2009		3 months ended March 31, 2009
Derivatives in Cash Flow Hedging Relationships:
Foreign exchange contracts	¥(139)	Revenues	¥563
Interest rate swap contracts	(1,637)	Interest expense	(177)

Total	¥(1,776)		¥386

	Millions of Yen
	Location of Gain or (Loss) Recognized in Income	Amount of Gain or (Loss) Recognized in Income
		3 months ended March 31, 2009
Derivatives not designated:
Foreign exchange contracts	Foreign exchange loss—net	¥(5,026)
Interest rate swap contracts	Other—net	(340)
Cross-currency interest rate swap contracts	Other—net	(209)

Total		¥(5,575)

	Thousands of U.S. Dollars
	Amount of Gain or (Loss) Recognized in OCI (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
	3 months ended March 31, 2009		3 months ended March 31, 2009
Derivatives in Cash Flow Hedging Relationships:
Foreign exchange contracts	$(1,418)	Revenues	$5,745
Interest rate swap contracts	(16,704)	Interest expense	(1,806)

Total	$(18,122)		$3,939

	Thousands of U.S. Dollars
	Location of Gain or (Loss) Recognized in Income	Amount of Gain or (Loss) Recognized in Income
		3 months ended March 31, 2009
Derivatives not designated:
Foreign exchange contracts	Foreign exchange loss—net	$(51,286)
Interest rate swap contracts	Other—net	(3,469)
Cross-currency interest rate swap contracts	Other—net	(2,133)

Total		$(56,888)

14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments

The carrying value and fair value of financial instruments at March 31, 2009 and 2008 are as follows:

	Millions of Yen				Thousands of U.S. Dollars
	2009		2008		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Finance receivables—net	¥217,503	¥223,508	¥272,529	¥268,121	$2,219,418	$2,280,694
Long-term trade accounts receivable	50,004	52,616	49,464	52,154	510,245	536,898
Financial liabilities:
Long-term debt	(262,445)	(261,891)	(243,450)	(242,211)	(2,678,010)	(2,672,357)
Derivative financial instruments recorded as assets (liabilities):
Foreign exchange instruments	(2,071)	(2,071)	895	895	(21,132)	(21,132)
Interest rate swaps and cross-currency interest rate swaps	(4,144)	(4,144)	(1,152)	(1,152)	(42,286)	(42,286)

The fair value of finance receivables, long-term trade accounts receivable, and long-term debt is based on discounted cash flows using the current market rate. The carrying value of finance receivables—net at March 31, 2009 and 2008 in the table excludes finance leases. Long-term trade accounts receivable in the table includes the current portion, which is included in trade accounts receivable on the consolidated balance sheet.

The carrying amounts of cash and cash equivalents, notes and accounts receivable and payable (excluding the current portion of long-term trade accounts receivable), and short-term borrowings approximate the fair value because of the short maturity of those instruments. The carrying value and fair value of other investments are disclosed in Note 4.

Concentration of Credit Risks

A large portion of trade accounts receivable and retail finance receivables are from dealers or customers in the farm equipment market in North America. Trade accounts receivable and retail finance receivables arise from the sales of the Company’s products to a large number of dealers and to retail customers, respectively. The Company considers that credit risks on these receivables are limited since no single dealer or customer represents a significant concentration of credit risks.

15. FAIR VALUE MEASUREMENTS

The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy as of March 31, 2009.

	Millions of Yen				Thousands of U.S. Dollars
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities	¥80,928	¥—	¥—	¥80,928	$825,796	$—	$—	$825,796
Derivatives	—	7	—	7	—	71	—	71

Total assets	¥80,928	¥7	¥—	¥80,935	$825,796	$71	$—	$825,867

Liabilities:
Derivatives	¥—	¥6,222	¥—	¥6,222	$—	$63,489	$—	$63,489

Total liabilities	¥—	¥6,222	¥—	¥6,222	$—	$63,489	$—	$63,489

Available-for-sale securities are valued using a quoted price for identical instruments in active markets. Derivatives are valued using observable market inputs from major international financial institutions.

16. SUPPLEMENTAL EXPENSE INFORMATION

Research and Development Expenses, Advertising Costs, Shipping and Handling Costs and Depreciation

Amounts of certain costs and expenses included in cost of revenues and selling, general, and administrative expenses for the years ended March 31, 2009, 2008, and 2007 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2008	2007	2009
Research and development expenses	¥26,290	¥24,784	¥22,925	$268,265
Advertising costs	9,721	9,550	10,085	99,194
Shipping and handling costs	49,172	51,068	50,982	501,755
Depreciation	30,467	30,119	25,094	310,888

Loss from Disposal and Impairment of Businesses and Fixed Assets

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2009 includes a loss from impairment of fixed assets of ¥748 million ($7,633 thousand).

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2008 includes a loss from disposal of fixed assets of ¥925 million and a gain on disposal of business of ¥314 million resulting from a partial sale of the shares of a company which conducts condominium business.

Loss from disposal and impairment of businesses and fixed assets for the year ended March 31, 2007 includes a loss from disposal of fixed assets of ¥1,172 million and a loss from disposal and impairment of businesses of ¥1,446 million resulting mainly from the liquidation of a company which operated a construction business.

17. COMMITMENTS AND CONTINGENCIES

Commitments

Commitments for capital expenditures outstanding at March 31, 2009 amounted to ¥2,822 million ($28,796 thousand).

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements.

An analysis of leased assets under capital leases is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Machinery and equipment	¥12,415	¥12,359	$126,684
Accumulated depreciation	(6,961)	(6,224)	(71,031)
Software	350	336	3,571

	¥5,804	¥6,471	$59,224

Amortization expenses under capital leases for the years ended March 31, 2009, 2008, and 2007 were ¥4,840 million ($49,388 thousand), ¥3,861 million, and ¥3,677 million, respectively.

Future minimum lease payments required under capital and noncancelable operating leases that have an initial or a remaining lease term in excess of one year as of March 31, 2009 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
Years Ending March 31,	Capital Leases	Operating Leases	Capital Leases	Operating Leases
2010	¥3,538	¥1,017	$36,102	$10,378
2011	1,940	621	19,796	6,337
2012	959	444	9,786	4,530
2013	149	341	1,520	3,480
2014	45	290	459	2,959
2015 and thereafter	28	132	286	1,347

Total minimum lease payments	6,659	¥2,845	67,949	$29,031

Less: amounts representing interest	(138)		(1,408)

Present value of net minimum capital lease payments	¥6,521		$66,541

Capital lease obligations are included in the current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2009, 2008, and 2007 were ¥5,281 million ($53,888 thousand), ¥5,619 million, and ¥5,727 million, respectively.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods of 1 year to 10 years for distributors and customers. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2009 was ¥2,549 million ($26,010 thousand). The amount of these financial guarantees is not recorded in the consolidated balance sheet.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The changes in the accrued product warranty cost for the years ended March 31, 2009 and 2008 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2009	2008	2009
Balance at beginning of year	¥6,457	¥6,201	$65,888
Addition	4,503	4,823	45,949
Utilization	(3,984)	(4,565)	(40,653)
Other	(945)	(2)	(9,643)

Balance at end of year	¥6,031	¥6,457	$61,541

Accrued product warranty cost is included in other current liabilities in the consolidated balance sheets.

Legal Proceedings

The Company is subject to various legal actions arising in the ordinary course of business including the following major legal proceedings.

(Anti-Trust)

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

In December, 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ in connection with this investigation. The Company has challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the then Anti-Monopoly Law, upon initiation of the procedures the surcharge order lost effect. In addition, Section 7-2 of the then Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2.

On March 25, 2009, the Company received the preliminary decision, which ordered the Company to pay the surcharge of ¥ 7,072 million ($72,163 thousand). The Company recorded the surcharge as selling, general, and administrative expenses for the year ended March 31, 2009 based on this decision. The Company considered it unacceptable and filed a motion for objection to the FTCJ in accordance with the Rules on Hearing by the FTCJ.

(Asbestos-Related Lawsuits)

The Company is, or the Japanese Government and asbestos-related companies including the Company are currently involved in five asbestos-related lawsuits which were filed before the year ended March 31, 2009 in Japan and the aggregate amount of claims is ¥8,373 million ($85,439 thousand). The two lawsuits concerning an aggregate 212 construction workers who suffered from asbestos-related diseases consist mostly of the aggregate amount of five claims and defendants of these two lawsuits are the Japanese Government and 46 asbestos-related companies including the Company.

The Company does not have cost-sharing arrangements with other potentially responsible parties for these lawsuits. The time frame is not available over which presently unrecognized amount may be paid out. The ultimate outcome of these litigations is unpredictable with certainty due to inherent uncertainties in litigation.

Matters Related to Health Hazard of Asbestos

(Background)

Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, had produced asbestos-containing products. In April 2005, the Company was advised that some residents who lived near the plant suffered from mesothelioma, a form of cancer that is said to be mainly caused by aspiration of asbestos. In June 2005, the Company voluntarily decided to make consolation payments to certain residents with mesothelioma and started the program. In April 2006, the Company decided to establish the relief payment system in place of the consolation payment and make additional payment to the residents to whom consolation payment was paid or payable, and started the system. The new supporting system is applied to the residents who make a claim for the payment in the future. With regard to current and former employees who suffered and are suffering from asbestos-related diseases, the Company will make the compensation which is not required by law but is made in accordance with the Company’s internal policies.

The Japanese government established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (“Asbestos Law”) in March 2006. This law was enacted for the purpose of promptly providing relief to the people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers’ Accident Compensation Insurance Law. The relief aid payments are contributed by the national government, municipal governments, and business entities. The contribution made by business entities, which includes a special contribution by the companies which operated a business closely related to asbestos, commenced from the year ended March 31, 2008.

(Accounting for Asbestos-Related Expenses)

The Company expenses the payments for the health hazard of asbestos based on the Company’s accounting policies and procedures. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) The expenses include payments to certain residents who lived near the Company’s plant and current and former employees, and the special contribution in accordance with the Asbestos Law. The Company recorded expenses aggregating ¥1,155 million ($11,786 thousand), ¥1,090 million, and ¥4,035 million during the years ended March 31, 2009, 2008, and 2007, respectively. These amounts are included in selling, general, and administrative expenses. During the year ended March 31, 2007, the Company expensed the special contribution in accordance with the Asbestos Law aggregating ¥735 million which is expected to be paid during four years commencing on and after April 1, 2007. The Company accrues in those cases where the conditions of loss contingencies provided under SFAS No. 5, “Accounting for Contingencies,” are met. The amounts accrued and included in recorded expenses were ¥721 million ($7,357 thousand), ¥968 million, and ¥1,359 million at March 31, 2009, 2008, and 2007, respectively. Though the Company believes that this amount appears to be a better estimate than any other amount within a reasonably estimable range of amounts, the additional exposure to loss in excess of this accrued amount of ¥600 million ($6,122 thousand) exists.

Since the Company has no basis or information to estimate the number of current and former employees and residents that are going to apply for payments, such payments are not included in the accrued amounts. The Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. However, the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations, financial position, and its liquidity.

18. SECURITIZATION OF RECEIVABLES

The Company used to sell trade and finance receivables to investors through independent securitization trusts before the Company terminated all such securitization programs during the year ended March 31, 2009.(See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) As a result, the Company has no sold receivables at March 31, 2009.

The Company recognized pretax losses resulting from the sales of trade receivables of ¥679 million ($6,929 thousand), ¥3,008 million, and ¥2,607 million for the years ended March 31, 2009, 2008 and 2007, respectively. The Company recognized pretax gains resulting from the sales of finance receivables of ¥77 million, and ¥211 million for the years ended March 31, 2008 and 2007, respectively. The amount of servicing assets or liabilities was not material as of March 31, 2008.

The retained interests in sold receivables were subordinate to investors’ interests. If forecasted future cash flows resulted in an other-than-temporary decline in the fair value of the retained interests, then an impairment loss was recognized to the extent that the fair value was less than the carrying amount.

The value of the retained interests was subject to credit, repayment, dilution, and interest rate risks on sold receivables. Due to the short-term nature of the Company’s retained interest in sold receivables, its fair value approximated carrying value, net of an appropriate allowance. The amounts of credit losses and delinquencies were not material.

The following key economic assumptions were used in measuring the retained interest in receivables sold by the Company during the year ended March 31, 2008:

2008
Trade receivables:
Weighted average life (months)	6.5
Expected net dilution (monthly rate)	0.78%
Discount rate and fee (annual rate)	5.58%

The following table summarizes certain cash flows received from securitization trusts for the years ended March 31:

	Millions of Yen			Thousands of U.S. Dollars
	2009	2008	2007	2009
Trade receivables:
Proceeds from collections reinvested in revolving-period securitizations	¥55,561	¥160,468	¥165,633	$566,949
Servicing fees received	230	413	338	2,347
Finance receivables:
Servicing fees received	—	—	576	—
Cash flows received on retained interests in securitizations	—	—	1,489	—

19. DISCONTINUED OPERATIONS

During the year ended March 31, 2007, Kubota Retex Corp., a subsidiary reported in the Environmental Engineering Segment, decided to liquidate and withdraw from the industrial waste treatment market. During the year ended March 31, 2008, the Company completed liquidation.

Operating results of the discontinued operations for the years ended March 31, 2008, and 2007 were as follows:

	Millions of Yen
	2008	2007
Revenues	¥—	¥267

Income (loss) from discontinued operations before income taxes	¥316	¥(2,818)
Gain from disposal of business	—	—
Income taxes	(127)	1,532
Income (loss) from discontinued operations	¥189	¥(1,286)

20. SUBSEQUENT EVENTS

On May 13, 2009, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2009 of ¥7 per common share (¥35 per 5 common shares) or a total of ¥8,907 million ($90,888 thousand).