Form 20-F
period 2010-03-31
KUBOTA CORP
filed 2010-06-25
CIK 109821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

Outstanding as of
Title of Class	March 31, 2010 (Tokyo Time)	March 31, 2010 (New York Time)
Common stock	1,271,846,635 shares
American Depositary Shares		6,236,091 ADS

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

Other  ☐ .

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18   ☐

If it is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☒

i

All information contained in this annual report is as of or for the 12 months ended March 31, 2010 (“fiscal 2010”) unless otherwise specified.

As used herein, “Kubota” and “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.

The noon buying rate for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 4, 2010 was ¥91.83 = US$1.

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

A. Selected Financial Data

	Years ended March 31
	(Millions of Yen except number of shares outstanding)
	2010	2009	2008	2007	2006
Common stock (as of year end)	84,070	84,070	84,070	84,070	84,070
Capital investments(1)	26,038	33,337	35,163	44,715	33,805
Depreciation and amortization	29,171	31,242	30,565	27,097	25,821
R & D expenses	25,241	26,290	24,784	22,925	22,731
Number of shares outstanding in thousands (as of year end)	1,271,847	1,272,063	1,280,604	1,291,513	1,299,488

	Years ended March 31
	2010	2009	2008	2007	2006
Cash dividends declared per depositary share:
Interim (in yen)	35	35	30	25	20
(in U.S. dollars)(2)	0.400	0.377	0.270	0.217	0.165
Year-end (in yen)	25	35	40	35	30
(in U.S. dollars)(2)	0.274	0.365	0.370	0.282	0.258

Exchange rates (yen amounts per U.S. dollar):
Year-end	93.40	99.15	99.85	117.56	117.48
Average	92.49	96.86	113.61	116.55	113.67
High	100.71	111.02	124.09	121.81	120.93
Low	86.12	87.80	96.88	110.07	104.41

	2010	2010	2010	2010	2010	2009
	May	Apr.	Mar.	Feb.	Jan.	Dec.
High	94.68	94.51	93.40	91.94	93.31	93.08
Low	89.89	92.03	88.43	88.84	89.41	86.62
Period-end	90.81	94.24	93.40	88.84	90.38	93.08

Notes to Selected Financial Data:

1. The term “Capital investments” represents acquisition costs for the purchases of fixed assets on an accrual basis, while the purchases of fixed assets in the consolidated statements of cash flows represents payments for those assets on a cash basis.

2. Cash dividends in U.S. dollars are computed based on the exchange rates at each respective payment date.

3. Exchange rates are the noon buying rates for cable transfers between the yen and the U.S. dollar in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The rate on June 4, 2010 was ¥91.83 = US$1.

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

If the prices of raw materials increase or the Company has difficulties in procuring adequate supplies of them, there may be a material adverse effect on the Company’s results of operations.

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

Stock market fluctuations may have a material adverse effect on the Company’s results of operations and financial position.

Stock market declines may cause impairment losses on the Company’s investments in marketable securities or cause an increase in actuarial loss of the Company’s retirement and pension plans as a result of a decline in the fair value of pension plan assets, which may have a material adverse effect on the Company’s results of operations and financial position.

The Company is subject to intensifying competitive pressures. Unless the Company performs better than other companies in each of its businesses, revenues and/or net income may decrease in the future.

The Company is exposed to severe competition in each of its businesses. Unless the Company performs better than other companies in such areas as terms of trade, R&D, and quality, revenues and/or net income may decrease in the future.

If the Company’s products and services are alleged to have serious defects, such allegations may have a material adverse effect on the Company’s results of operations and financial position.

If the Company’s products and services are alleged to have serious defects, the Company may have liability for significant damages, and there may be a material adverse effect on the Company’s results of operations, financial position. If such claims are asserted, the Company may lose the confidence of the public and suffer a reduction in its brand value, which may result in decreased revenues or demand for its products.

The Company may be required to incur considerable expenses in order to comply with various environmental laws and regulations. Such expenses may have a material adverse effect on the Company’s results of operations and financial position.

The Company is subject to various environmental laws and regulations that apply to its products and activities. If these environmental laws and regulations, such as those that impose carbon dioxide emission controls, emission controls, and usage restrictions for certain materials which are used in the Company’s products, are strengthened or newly established in jurisdictions in which the Company conducts its businesses, the Company may be required to incur considerable expenses in order to comply with such laws and regulations. Such expenses may have a material adverse effect on the Company’s results of operations and financial position. To the extent that the Company determines that it is not economical to continue to comply with such laws and regulations, the Company may have to curtail or discontinue its activities in the affected business areas.

The Company may be required to incur significant expenses in connection with environmental damage its activities may allegedly cause. Such expenses may have a material adverse effect on the Company’s results of operations and financial position.

Claims may arise that the Company’s activities have caused environmental contamination, including the release of hazardous materials or air pollution, water pollution, and/or soil contamination. In such an event, the Company may elect or be required to implement costly corrective actions to resolve any issues associated with the release or presence of such hazardous materials or contamination and may face associated litigation. These factors may have a material adverse effect on the Company’s results of operations and financial position.

If the Company is required to incur significant expenses relevant to asbestos-related issues, then there may be a material adverse effect on the Company’s results of operations, financial position and liquidity.

The Company previously manufactured products containing asbestos from 1954 to 2001. If the Company is required to incur additional expenses, including payments to the individuals concerned or expenses arising from litigations related to the asbestos-related health hazards and such expenses become significant, they may result in a material adverse effect on the Company’s results of operations, financial position and liquidity.

The Company may experience a material effect on its results of operations and financial position if it faces issues related to compliance.

The Company has declared its intention to conduct its corporate activities in compliance with legal regulations and ethical principles, and to exert efforts to cause all management and staff of the group companies not to act in violation of various legal regulations, ethical standards, or internal regulations. However, in the event that compliance issues arise, there is a possibility that the Company may be subject to disciplinary action by government ministries supervising its activities or to lawsuits, or may suffer a loss of public confidence, any of which could have a material adverse effect on the Company’s results of operations and financial position.

If the Company is damaged by natural disasters, then the Company’s operations may suffer great losses.

Japan is a country with frequent earthquakes. If a strong earthquake or related tidal wave occurs, the Company’s manufacturing, logistics, and sales activities may be adversely affected, and may lose revenues and profits depending on the severity of the earthquake or tidal wave. Japan is also hit by typhoons very frequently. If major plants are struck by a large and powerful typhoon, the Company’s operations may suffer great losses due to disruption of operations, delay in production and shipment, and restoration costs for facilities.

Item 4. Information on the Company

A. History and Development of the Company

KUBOTA CORPORATION (KABUSHIKI KAISHA KUBOTA), the ultimate parent company of the Kubota group, was founded in 1890 by Gonshiro Kubota and incorporated in 1930 under the Commercial Code of Japan. In 1949, the shares of the Company were listed on the Tokyo Stock Exchange and Osaka Securities Exchange. In 1976, the shares of the Company were also listed on the New York Stock Exchange. Today, Kubota is a manufacturer of farm equipment, engines, construction machinery and also producer of various pipe-related products, principally ductile iron pipes and environment-related products such as environmental control plants. In addition, the Company manufactures and sells industrial castings, spiral welded steel pipes, vending machines, electronic-equipped machinery, and air-conditioning equipment.

The Company’s registered office is located at 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan, telephone +81-6-6648-2111.

The Company’s production network primarily comprises 20 plants in Japan and 10 plants in overseas countries. Kubota also has 15 sales subsidiaries in overseas countries.

Principal Capital Expenditures and Divestitures

Capital expenditures in fiscal 2010, 2009 and 2008 amounted to ¥26,038 million, ¥33,337 million, and ¥35,163 million, respectively. The funding requirements for these capital expenditures were mainly provided by internal operations, and partially provided by external debt financing.

The following table sets forth the principal capital expenditures in progress for the last three fiscal years:

As of March 31, 2010

Location	Reporting segment included	Content	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	May 2008

Dammam (Saudi Arabia)	Social Infrastructure	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

Chon Buri (Thailand)	Farm & Industrial Machinery	Production facilities for combine harvesters in Thailand	¥2.0	Oct. 2009

As of March 31, 2009

Location	Reporting segment included	Content	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	May 2008

Dammam (Saudi Arabia)	Water & Environment Systems	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

As of March 31, 2008

Location	Reporting segment included	Content	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Suzhou (China)	Farm & Industrial Machinery	Building of new production facility for agricultural equipment in China	¥1.7	Oct. 2005

Chon Buri (Thailand)	Farm & Industrial Machinery	Building of new production facility for tractors in Thailand	¥6.2	Jul. 2007

Sakai (Osaka) Okajima (Osaka) Tsukuba (Ibaraki)	Farm & Industrial Machinery	Production facilities for vertical diesel engines to increase production and developing new models	¥7.3	Jan. 2006

Hirakata (Osaka)	Farm & Industrial Machinery	Restructuring of production system for construction machinery	¥1.6	Jun. 2006

B. Business Overview

The Company classifies its products for revenue reporting purposes into the following four reporting segments: Farm & Industrial Machinery (which includes farm equipment, engines and construction machinery); Water & Environment Systems (which includes ductile iron pipes, plastic pipes, valves, environmental control plants, pumps and other products); Social Infrastructure (which includes industrial castings, spiral welded steel pipes, vending machines, electronic-equipped machinery, and air-conditioning equipment); and Other (which includes construction, services and other businesses).

Revenues by Reporting Segment

The following table sets forth revenues by reporting segment for the last three fiscal years:

	Millions of yen
	2010		2009		2008
	¥	%	¥	%	¥	%
Farm & Industrial Machinery	616,726	66.2	754,416	68.1	793,654	68.7
Water & Environment Systems	222,949	24.0	234,275	21.2	224,697	19.5
Social Infrastructure	63,293	6.8	86,480	7.8	96,929	8.4
Other	27,676	3.0	32,311	2.9	39,294	3.4

Total	930,644	100.0	1,107,482	100.0	1,154,574	100.0

Operations of Each Segment

Farm & Industrial Machinery

Farm & Industrial Machinery includes farm equipment, engines and construction machinery. Kubota is Japan’s leading manufacturer of farm equipment and small engines for agricultural use. This market in Japan is dominated by four major manufacturers. Main products include tractors ranging from 10.5 to 135 horsepower, combine harvesters, rice transplanters, power tillers and reaper binders. The Company also manufactures and sells a line of construction machinery including mini-excavators and wheel loaders as well as engines for various industrial uses. Overseas revenues of this segment accounted for 62.8% of the total revenues of this segment in fiscal 2010.

Domestic sales of farm equipment, engines and construction machinery are made through wholesale and retail dealers and the National Federation of Agricultural Cooperative Associations. Overseas revenues are made through trading companies, local distributors and the Company’s overseas subsidiaries and affiliates.

The products in this segment are manufactured at six domestic plants, and the Company has manufacturing subsidiaries in the United States, Germany, China, Thailand, Indonesia and Vietnam.

Water & Environment Systems

Water & Environment Systems is comprised of pipe-related products and environment-related products. Pipe -related products consist of ductile iron pipes, plastic pipes and fittings, and various valves. Most of these products are sold to local and national governments and public utilities for use principally in water supply and sewage systems along with industrial water supply as well as gas supply, telecommunication and irrigation systems.

Environment-related products consist of environmental control plants, pumps and related engineering. The Company supplies water and sewage treatment plants, submerged membrane systems and biogas production systems for water treatment. The Company also supplies pulverizing facilities for solid waste treatment and various pumps for waterworks, sewage facilities, irrigation system, rainwater drainage and power supplies.

Domestic sales of pipe-related products are made through trading companies and dealers, or directly made to other companies and local and national governments. Overseas sales of pipe-related products are made through trading companies and a subsidiary, or directly made to other companies. A large portion of the sales of environment-related products are made to municipalities focusing on domestic environmental engineering market, which is competitive with many engineering companies. Overseas revenues of this segment accounted for 11.1% of the total revenues of this segment in fiscal 2010. There are 11 manufacturing plants in Japan and no overseas plants.

Social Infrastructure

This segment is comprised of industrial castings, spiral welded steel pipes, vending machines, electronic-equipped machinery, and air-conditioning equipment.

Demand for these products is mostly related to the capital spending of the private sector. Domestic sales of products of this segment are made through trading companies and subsidiaries, or directly made to other companies and public entities. Overseas sales are made through trading companies and a subsidiary, or directly made to other companies. Overseas revenues of this segment accounted for 25.7% of the total revenues of this segment in fiscal 2010. The products in this segment are manufactured at six plants in Japan and manufacturing subsidiaries in Canada and Indonesia.

Other

This segment encompasses all the other businesses that do not belong to the aforementioned three segments. This segment consists of construction, services and other businesses. Most of the products and services of this segment are directly sold to other companies and public entities. Overseas revenues of this segment accounted for 2.8% of the total revenues of this segment in fiscal 2010. There is no manufacturing plant in this segment.

Revenues by Region

The following table sets forth revenues by region for the last three fiscal years:

	Millions of yen
	2010	2009	2008
Japan	¥501,663	¥549,189	¥572,236
Overseas:
North America	174,371	274,151	329,495
Europe	67,791	108,742	125,388
Asia	148,589	139,069	93,014
Other Areas	38,230	36,331	34,441

Subtotal	428,981	558,293	582,338

Total	¥930,644	¥1,107,482	¥1,154,574

Overseas Activities

The Company’s overseas revenues (which represent sales to unaffiliated customers outside Japan) in fiscal 2010, 2009, and 2008 amounted to ¥428,981 million, ¥558,293 million and ¥582,338 million, respectively. The ratios of such overseas revenues to consolidated revenues in 2010, 2009, and 2008 were 46.1%, 50.4% and 50.4%, respectively. The revenues of the Company’s subsidiaries outside Japan in fiscal 2010, 2009, and 2008 amounted to ¥386,503 million, ¥519,246 million and ¥547,197 million, respectively. Its ratio to consolidated revenues in fiscal 2010, 2009, and 2008 were 41.5%, 46.9% and 47.4%, respectively.

The Company has manufacturing subsidiaries in the U.S.A., Canada, Germany, China, Indonesia, Thailand and Vietnam and manufacturing affiliates in China and India. International sales subsidiaries are located in the U.S.A., Canada, France, the U.K., Germany, Spain, Australia, China, South Korea and India. In addition, liaison offices are located in Torrance (California: U.S.A.), Flowery Branch (Georgia : U.S.A.), London (the U.K.), Argenteuil (France), Dubai (U.A.E.), Beijing (China), Suzhou (China), Bangkok (Thailand), Navanakorn (Thailand), Chonburi (Thailand), Selangor (Malaysia), Cairo (Egypt), Delhi (India), Singapore (Singapore), and Quezon City (The Philippines).

Seasonality of the Company’s Businesses

In businesses such as ductile iron pipes, valves, environmental control plants, and pumps, which rely upon national government or municipalities for most of their sales, there is a tendency that sales in the second half of the fiscal year are much larger than those in the first half. Due to the fact that the fiscal years of the Japanese national government and municipalities generally end in March, the execution of public budgets in the second half is usually much larger than in the first half of the fiscal year.

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

Marketing Channels

Domestic sales of farm equipment, engines and construction machinery are made through wholesale and retail dealers and the National Federation of Agricultural Cooperative Associations. Overseas sales of those products are made through trading companies, local distributors and the Company’s overseas subsidiaries and affiliates.

A large portion of pipes, valves, environmental control plants and pumps are sold to public-sector markets in Japan directly by the Company, as well as through dealers.

On the other hand, domestic sales of most of the industrial machinery and certain industrial castings are made to private-sector markets through dealers and trading companies, or directly to the end-users. In the case of vending machines, domestic sales are made to manufacturers of beverages or other products sold in vending machines. Overseas sales of those products are made directly by the Company or through trading companies, local distributors and the Company’s overseas subsidiary and an affiliate.

Contracts, Licenses, Patents and Manufacturing Processes

The Company enters into various contracts. Some of them, for example, are for technical cooperation with other manufacturers, or for financing from banks. Although these contracts are relatively important to the Company, we are not dependent on any specific contracts.

With respect to licenses or patents, the Company is not dependent on specific licenses or patents. As of March 31, 2010, the Company held 4,546 Japanese patents and 1,105 foreign patents and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2010, royalty income and expenses were ¥792 million and ¥102 million, respectively, under such licensing arrangements.

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

In Japan, there are two other major manufacturers of ductile iron pipes, two other major manufacturers of plastic pipes and three other major manufacturers of spiral welded steel pipes according to internal research. In export markets for ductile iron pipes, the Company faces strong competition from foreign manufacturers. The Company also encounters strong competition from Japanese and foreign companies in all of its product lines.

Governmental Regulations

Businesses of the Company tend to be affected by the regulations or restrictions in the countries where the Company operate. Those are, for example, regulations concerning emissions, safety, noise and vibration, investments, tariffs, anti-monopoly, intellectual property, foreign exchange, and the environment.

The followings are some of the regulations which have an important effect on the Company’s business.

1) Emissions Regulations for Off-road Diesel Engines

In 1995, the California Air Resources Board in the United States enforced an emissions regulation for off-road engines (below 19 kW in power) for the first time in the world. The Company complied with this standard in the early stage and moved ahead of other competitors toward compliance with emissions regulations that were later enacted in several other countries. Subsequently, the Environmental Protection Agency, or EPA, in the United States introduced Tier 1 standards in 1994, which were phased in for engines at and above 37kW in power between 1996 and 2000. In 1998, EPA additionally adopted Tier 1 standards for engines below 37kW, which were phased in between 1999 and 2000, and more stringent Tier 2 and Tier 3 standards. Tier 2 standards were phased in between 2001 and 2005 for all engine sizes, and Tier 3 standards for engines between 37 and 560 kW were phased in between 2006 and 2008. The more stringent Tier 4 took effect beginning in 2008 and will be phased through 2015.

In Japan, the Ministry of Land, Infrastructure, Transport and Tourism (the “Ministry”) launched the Stage 1 low emission construction machineries designation scheme in 1991 and decided to use “low emission construction machinery” in the Ministry’s directly controlled projects starting in 1996. The Stage 2 standard was announced in 1997, and the Ministry began to accept applications for designations under the Stage 2 standard from 2001. In 2003, a similar regulation began to apply to on-road special motor vehicles driven by diesel fuel such as agricultural and construction machinery. This 2003 regulation was set to be equivalent with the Tier 2 regulation of EPA’s. Later in 2006, the regulation for diesel special motor vehicles was tightened to the level of the second phase (equivalent with EPA Tier 3). In April 2006, the Act for the Regulations, etc. of Exhaust Gas from Off-road Special Motor Vehicles (Off-road Act of Japan), intended for motor vehicles that do not run on public roads such as construction machinery, went into effect, which was timed to coincide with the announcement of the Stage 3 of the low emission construction machinery designation scheme. Consequently, the scope of application of this regulation broadened. The regulation for special motor vehicles and off-road special motor vehicles will be tightened to the level of the third phase (equivalent with interim EPA Tier 4) between 2011 and 2013 and to the level of the fourth phase (equivalent with EPA Tier 4) between 2014 and 2015.

In Europe, the Stage 1 emission of gaseous and particulate pollutants from internal combustion engines to be installed in non-road mobile machinery was put into effect under EU Directive 97/68/EC in 1999. The Stage 2 standard was applied between 2001 and 2004 and the Stage 3 standard was applied in 2006, respectively. From 2011, the regulation will be tightened at the same time as Japan and the United States.

The Company’s research and development for new engines equipped with new technology is under way to cope with future Tier 4 regulations in Japan, the United States and Europe as well as regulations in Asian countries including China, Korea, and India.

2) Safety Regulations

There are a variety of regulations concerning safety, and every country or region has its own regulations. ROPS (rollover protective structures), which are designed to protect operators of tractor from injuries caused by vehicle overturns or rollovers, are required to have the necessary specified bearing capacity based on the type of the machine installed and the deflection-related performance requirements. In case of construction machinery, TOPS (tip-over protective structures) and FOPS (falling object protective structures) are required in addition to ROPS. TOPS are designated to prevent an operator from being injured if a machine tips on its side. FOPS are designed to protect equipment operators from injuries caused by objects falling from above, and are required to comply with specified strength requirements specified based on how they are actually used. Those regulations differ in measurement methods or criteria, and major ones in the world are Japanese Industrial Standards (JIS), European Norm (EN), and Occupational Safety and Health Administration (OSHA). In particular, the EN on safety regulations is compulsory.

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

C. Organization Structure

As of March 31, 2010, the Kubota Corporation group consists of Kubota Corporation, 105 subsidiaries and 19 affiliates. Kubota Corporation plays a leading role in the group. The following table sets forth the Company’s significant subsidiaries:

Country of Incorporation or Residence	Name	Percentage ownership (%)
Japan	Kubota Construction Co., Ltd. Kubota Credit Co., Ltd. Kubota Environmental Service Co., Ltd. Kubota-C.I. Co., Ltd.	100.0 66.8 100.0 70.0
U.S.A.	Kubota Tractor Corporation Kubota Credit Corporation, U.S.A. Kubota Manufacturing of America Corporation Kubota Engine America Corporation	90.0 100.0 100.0 90.0
Canada	Kubota Metal Corporation	100.0
Germany	Kubota Baumaschinen GmbH	100.0
France	Kubota Europe S.A.S.	73.8
Thailand	The Siam Kubota Industry Co., Ltd.	60.0
China	Kubota Agricultural Machinery (SUZHOU) Co., Ltd	60.0

D. Property, Plant and Equipment

The following table sets forth information with respect to Kubota’s principal manufacturing facilities:

Location	Land area (Square meters)		Floor space (Square meters)		Principal products
	Owned	Leased	Owned	Leased
Japan
Amagasaki (Hyogo)	390,054	11,180	147,375	30	Ductile iron pipes, Rolls for steel mills
Funabashi (Chiba)	559,372	20,157	146,248	1,124	Ductile iron pipes, Spiral welded steel pipes
Okajima (Osaka)	78,145	825	48,220	—	Cast iron products
Sakai (Osaka)	568,267	11,616	174,395	31,513	Farm equipment, Diesel engines
Utsunomiya (Tochigi)	145,598	—	69,997	10,403	Farm equipment
Tsukuba (Ibaraki)	334,518	30,118	155,659	23,765	Farm equipment, Diesel engines
Hirakata (Osaka)	306,102	—	145,346	11,964	Construction machinery, Pumps, Valves, Cast steel products
Konan (Shiga)	177,556	—	51,606	—	Septic tanks
Yao (Osaka)	38,102	—	27,469	—	Electronic-equipped machinery
Ryugasaki (Ibaraki)	84,795	—	31,108	—	Vending machines
U.S.A.
Gainesville (Georgia)	840,812	—	117,978	—	Lawn and garden tractors
Jefferson (Georgia)	356,000	—	37,400	—	Implements for tractors
Thailand
Amata Nakorn (Chon Buri)	324,320	—	43,200	—	Tractors and Combine harvesters

The Company considers its principal manufacturing facilities to be well maintained and suitable for the purpose for which they are employed and believes that its plant capacity is adequate for its current and near-term needs.

In addition, the Company owns 2,460,824 square meters of land (309,006 square meters of floor space) in Japan, used for the head office, branches, business offices and research facilities, and leases 2,605 square meters of land (124,208 square meters of floor space) used for sales offices, warehousing, employee housing and other purposes.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2010, the Company has planned to invest approximately ¥35.0 billion in the fiscal year ending March 31, 2011. The Company intends to fund the investment basically through cash obtained by operating activities, and to also utilize available borrowings from financial institutions. The Company’s commitments for capital expenditures outstanding at March 31, 2010 amounted to ¥1.6 billion.

Principal plans for new construction, expansion, reforming, and disposition as of March 31, 2010 are as follows:

New Construction

			Estimated amount of expenditures (Billions of yen)		Schedule
Location	Reporting segment included	Content	Total amount of expenditures	Amount already paid	Commenced	To be completed
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	¥2.8	May. 2008	Mar. 2012

Dammam (Saudi Arabia)	Social Infrastructure	Building of new production facility for steel castings in Saudi Arabia	¥3.4	¥0.2	Mar. 2009	Sep. 2010

Expansion

			Estimated amount of expenditures (Billions of yen)		Schedule
Location	Reporting segment included	Content	Total amount of expenditures	Amount already paid	Commenced	To be completed
Chon Buri (Thailand)	Farm & Industrial Machinery	Production facilities for combine harvesters in Thailand	¥2.0	¥0.4	Oct. 2009	Dec. 2012

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview

Organization

The Company is one of Japan’s leading manufacturers of a comprehensive range of machinery and products including farm equipment, pipes for water supply and sewage systems, environmental control plants, and industrial castings. The Company also provides retail finance and finance leases, which primarily finance sales of equipment by dealers, for the purpose of enhancing sales of equipment to individual customers.

The Company’s reporting segments consist of “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure” and “Other”.

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

Business environment

(Japan: The domestic market)

In Japan, the overall economic environment remained sluggish and the agricultural market recorded a slight decrease even with additional governmental subsidies.

According to a report of JFMMA (Japan Farm Machinery Manufacturer’s Association), the shipment amount of agricultural machinery in 2009 for the domestic market decreased by 0.5% from the prior year.

Budgets for public works projects have been gradually decreasing due to the growing budget deficits in the Japanese national and local governments. For example, the budget of the Japanese Government for the water supply decreased by 5.0% and budget for the sewage system also decreased by 4.9% from the prior year.

(North America)

The U.S. economy was in serious recession and business conditions remained severe throughout the year. Demand for tractors and construction machinery marked a sizable drop reflecting slumping housing starts and home sales.

According to a 2009 report by AEM (Association of Equipment Manufacturers), industry retail sales units of tractors under 40hp (horse power) decreased by 19.8% and industry retail sales units of tractors from 40 to 100hp decreased by 28.4% from the prior year.

In Canada, demand for agricultural machinery and construction machinery decreased. As for tractors, industry retail sales units of tractors in Canada in 2009 decreased 20.0% from the prior year according to the AEM report.

(Europe)

The economy in Europe entered into a steep recession in the first half of 2009 and the European Union recorded negative GDP growth of -4.2% in 2009, as compared to the positive growth of 0.7% in the prior year. Although the EU economy returned to positive growth in the latter half of 2009, the growth was at a sluggish pace.

Demand for construction machinery and engines for industrial use, which is highly sensitive to economic conditions, drastically decreased in Europe. Demand for tractors also declined substantially. However, the degree of decrease in demand for tractors was much milder than those of construction machinery and engines.

(Asia outside Japan)

The Company believes that development of economy and industrialization as well as an increase in farmers’ income in a country are important factors for the progress of agricultural mechanization.

GDP per capita in Thailand exceeded US$ 3,000 several years ago, and demand for agricultural machinery has been rapidly increasing since then due to a decrease of labor force in rural area resulting from economic development and migration of the population from the agriculture sector to other industrial sectors.

In China, government subsidies to enhance agricultural mechanization are increasing each year. The subsidy in 2009 increased more than threefold, to Rmb13 billion from the prior year. As for rice farming, the Chinese government establishes target ratios of agricultural mechanization, and these policies are helping to grow demand for agricultural machinery over the long term.

(The fiscal year ended March 31, 2010 compared with the fiscal year ended March 31, 2009)

Revenues

For the year ended March 31, 2010, revenues of the Company decreased ¥176.8 billion (16.0%), to ¥930.6 billion, from the prior year.

In the domestic market, revenues decreased ¥47.5 billion (8.7%), to ¥501.7 billion from the prior year. Revenues in Farm & Industrial Machinery decreased mainly due to depressed sales of engines and construction machinery, while sales of tractors and farm machinery increased. Revenues in Water & Environment Systems decreased due to a decrease in sales of pipe-related products such as ductile iron pipes and plastic pipes, and a decrease in sales of environment-related products. Revenues in Social Infrastructure and Other also decreased.

Revenues in overseas markets decreased ¥129.3 billion (23.2%), to ¥429.0 billion from the prior year. In Farm & Industrial Machinery, revenues in Asia outside Japan favorably increased centering on combine harvesters and rice transplanters. However, revenues in North America and Europe decreased due to a decrease in sales of tractors, engines and construction machinery. Accordingly, total revenues in Farm & Industrial Machinery substantially decreased. On the other hand, revenues in Water & Environment Systems largely increased due to increased sales of ductile iron pipes and pumps. Revenues in Social Infrastructure decreased mainly due to a decrease in sales of industrial castings, and revenues in Other decreased. The ratio of overseas revenues to consolidated revenues was 46.1%, 4.3 percentage points lower than the prior year.

The Company estimates that the unfavorable impact of foreign currency fluctuations on the Company’s overseas revenues for the year under review was approximately ¥54.7 billion. The average exchange rates of the yen against the U.S. dollar were ¥94 and ¥103 for the fiscal year ended March 31, 2010 and 2009, respectively, and the average exchange rates of the yen against the Euro were ¥130 and ¥152 for the fiscal year ended March 31, 2010 and 2009, respectively. These currency fluctuations mainly influence revenues in the Farm & Industrial Machinery segment, as the overseas revenues of this segment account for most of the Company’s overseas revenues.

Revenues by Reporting Segment

1) Farm & Industrial Machinery

Revenues in Farm & Industrial Machinery were ¥616.7 billion, 18.3% lower than the prior year, comprising 66.2% of consolidated revenues. Domestic revenues decreased 2.3%, to ¥229.6 billion, and overseas revenues decreased 25.5%, to ¥387.1 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, sales of farm equipment and engines decreased ¥2.2 billion (1.0%) from the prior year, and sales of construction machinery decreased ¥3.3 billion (16.4%) from the prior year. Demand for farm equipment in the first half of the year under review was sluggish due to the economic slump and uncertainty over the agricultural policy of national government. In addition, farmers’ investment for farm equipment decreased due to decreasing nonagricultural income of part-time farmers, which comprise a large percentage of the agricultural population in Japan. On the one hand, demand for farm equipment in the latter half of the year under review was brisk due to implementation of additional governmental subsidies for leasing agricultural machinery. The application for this subsidy started in July 2009 and the payment ended on March 31, 2010. At the same time, market condition of construction machinery remained severe with a lack of recovery of investment in construction. In this circumstance, the Company actively introduced new products and implemented promotional sales activities, and sales of tractors and farm machinery increased. However, sales of engine and construction machinery decreased substantially.

In the overseas markets, sales of farm equipment and engines decreased ¥107.9 billion (23.6%) from the prior year and sales of construction machinery decreased ¥24.2 billion (38.5%) from the prior year. Sales of tractors decreased significantly. In Asia outside Japan, although tractor unit sales were steady in terms of quantity, revenues from tractor sales decreased due to the appreciation of the yen. Moreover, sales of tractors in North America and Europe decreased substantially due to a stagnation of the markets and the appreciation of the yen. Sales of construction machinery and engines decreased substantially owing to a sharp decline of demand in North America and Europe. On the other hand, sales of combine harvesters and rice transplanters increased owing to a significant increase in sales in China and Thailand.

2) Water & Environment Systems

Revenues in Water & Environment Systems decreased 4.8%, to ¥222.9 billion from the prior year, comprising 24.0% of consolidated revenues. Domestic revenues decreased 9.0%, to ¥198.1 billion, and overseas revenues increased 49.1%, to ¥24.9 billion. This segment comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental control plants, pumps and other products).

In the domestic market, sales of pipe-related products such as ductile iron pipes and plastic pipes decreased 10.3%, to ¥127.7 billion from the prior year due to shrinkage of public investments and sluggish demand in housing market. Sales of environment-related products also decreased 6.4%, to ¥70.4 billion from the prior year mainly due to a decrease in sales of waste engineering products.

In the overseas markets, export sales of ductile iron pipes to the Middle East favorably increased and sales of valves and pumps also increased steadily.

3) Social Infrastructure

Revenues in Social Infrastructure decreased 26.8%, to ¥63.3 billion from the prior year, comprising 6.8% of consolidated revenues. Domestic revenues decreased 28.3%, to ¥47.0 billion, and overseas revenues decreased 22.1%, to ¥16.3 billion. This segment consists of industrial castings, spiral welded steel pipes, vending machines, electronic-equipped machinery, and air-conditioning equipment.

In the domestic market, sales of all products in this segment, primarily industrial castings and spiral welded steel pipes, decreased affected by substantial declines in capital spending. In overseas markets, sales of industrial castings largely decreased.

4) Other

Revenues in Other decreased 14.3%, to ¥27.7 billion from the prior year, comprising 3.0% of consolidated revenues. Domestic revenues decreased 12.7%, to ¥26.9 billion, and overseas revenues decreased 47.9%, to ¥0.8 billion. This segment comprises construction, services and other businesses.

Construction sales decreased due to sluggish investment in construction and sales in other businesses in this segment largely decreased.

The Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 280, “Segments Reporting”. Upon this adoption, the Company reclassified its reporting segments from previously classified segments of Internal Combustion Engine and Machinery; Pipes, Valves, and Industrial Castings; Environmental Engineering; and Other to the following four reporting segments : Farm & Industrial Machinery; Water & Environment Systems; Social Infrastructure; and Other. Accordingly, figures for the fiscal year ended March 31, 2009 have been reclassified to conform to the presentation for the fiscal year ended March 31, 2010.

Cost of Revenues, SG&A Expenses, and Other Operating Expenses

The cost of revenues significantly decreased 15.9% from the prior year, to ¥681.4 billion in conjunction with substantial decline of sales. However, the cost of revenues as a ratio to consolidated revenues was 73.2%, the same level as the prior year due to company-wide cost reduction activities and the benefit of price declines of raw materials. The Company estimates that it was positively impacted by approximately ¥20.0 billion from such price declines of raw materials.

Selling, general, and administrative (SG&A) expenses decreased 7.3% from the prior year, to ¥179.4 billion. However, the ratio of SG&A expenses to revenues increased 1.8 percentage points, to 19.3% due to an increase in pension costs and lower revenues of the fiscal year under review.

Other operating expenses decreased ¥0.8 billion from the prior year, to ¥0.2 billion.

Operating Income

Operating income decreased ¥33.1 billion (32.2%), to ¥69.7 billion from the prior year. Operating income in Farm & Industrial Machinery decreased substantially due to declining revenues in North America and Europe, and the appreciation of the yen. On the other hand, operating income in Water & Environment Systems increased sharply due to price declines of raw materials and absence of recorded losses related to the Anti-Monopoly Law in the prior year. Operating income in Social Infrastructure decreased largely as a result of decreased capital spending, while operating income in Other increased.

Operating income in each reporting segment (before the elimination of intersegment profits and adjustments) was as follows: Farm & Industrial Machinery, operating income of ¥60.5 billion, a 41.7% decrease; Water & Environment Systems, operating income of ¥19.7 billion, a 531.9% increase; Social Infrastructure, operating income of ¥2.7 billion, a 66.3% decrease; and Other, operating income of ¥2.6 billion, a 45.1% increase.

Other income

Other income, net, was ¥3.8 billion, as compared to other expenses, net of ¥19.6 billion in the prior year. This improvement was mainly due to a turn from a foreign exchange loss into a foreign exchange gain and a decrease in valuation losses on other investments. The Company recorded a foreign exchange gain-net of ¥2.9 billion, as compared to a foreign exchange loss-net of ¥11.5 billion in the prior year. Foreign exchange gains or losses generally arise from the revaluation of foreign currency-denominated assets such as notes and accounts receivables at the balance sheet date; the difference between carrying value and settlement value of foreign currency-denominated assets; and valuation on foreign exchange forward contracts and options. U.S. dollar, Euro and Baht-denominated assets accounted for a large portion of foreign exchange gains or losses. The valuation losses on other investments decreased ¥8.5 billion, to ¥0.1 billion from the prior year due to a recovery of the stock market.

Income from Continuing Operations before Income Taxes and Equity in Net Income of Affiliated Companies

Income from Continuing Operations before income taxes and equity in net income of affiliated companies decreased ¥9.8 billion, to ¥73.5 billion from the prior year due to a decrease in operating income.

Income Taxes, Equity in Net Income of Affiliated Companies, and Net Income

Income Taxes decreased 9.6% from the prior year, to ¥26.0 billion, primarily as a result of the decline in Income from Continuing Operations before Income Taxes and Equity in Net Income of Affiliated Companies. The effective tax rate was 35.4%, the similar level as 34.5% of the prior year. Equity in net income of affiliated companies was ¥0.4 billion, an increase of ¥0.2 billion from the prior year. As a result, net income decreased 12.5% from the prior year, to ¥47.9 billion.

Net Income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests decreased 16.3% from the prior year, to ¥5.6 billion due to lower profits of consolidated subsidiaries.

Net Income attributable to Kubota Corporation

Due to the factors described above, net income attributable to Kubota Corporation decreased 11.9% from the prior year, to ¥42.3 billion. Return on shareholders’ equity decreased 0.8 percentage points, to 7.0%, from the prior year.

Net Income attributable to Kubota Corporation per ADS

Basic net income attributable to Kubota Corporation per ADS (five common shares) was ¥166, as compared to ¥188 in the prior year.

Dividends

The Company paid ¥25 per ADS as a year-end cash dividend. Accordingly, including the interim dividend of ¥35 per ADS paid by the Company, the total dividend for the year ended March 31, 2010 was ¥60 per ADS, which was ¥10 per ADS less than the prior year.

Comprehensive Income

Comprehensive Income was ¥70.8 billion, as compared to comprehensive loss of ¥45.3 billion in the prior year. This improvement was mainly due to a favorable effect of foreign currency translation adjustments and a turn from unrealized losses on securities into unrealized gains on securities, which resulted from improvement in the stock market.

(The fiscal year ended March 31, 2009 compared with the fiscal year ended March 31, 2008)

Revenues

For the year ended March 31, 2009, revenues of the Company decreased ¥47.1 billion (4.1%), to ¥1,107.5 billion, from the prior year.

In the domestic market, revenues decreased ¥23.0 billion (4.0%), to ¥549.2 billion from the prior year. Revenues in Farm & Industrial Machinery decreased due to depressed sales of farm equipment and engines resulting from stagnant market conditions and substantially lower sales of construction machinery due to demand shrinkage accompanied by economic slowdown. Revenues in Water & Environment Systems increased due to a substantial increase in sales of ductile iron pipes and an increase in sales of water and sewage engineering products, while sales of plastic pipes decreased. Revenues in Social Infrastructure decreased due mainly to decreased sales of vending machine. Revenues in Other also decreased mainly due to a decline of sales of construction.

Revenues in overseas markets decreased ¥24.0 billion (4.1%), to ¥558.3 billion from the prior year. In Farm & Industrial Machinery, sales of combine harvesters and rice transplanters increased favorably, however, sales of engines decreased substantially and sales of tractors decreased slightly. In addition, sales of construction machinery significantly decreased in North American and European markets. Revenues in Water & Environment Systems increased due to increased sales of ductile iron pipes. Revenues in Social Infrastructure decreased due to a decrease in sales of industrial castings. Revenues in Other increased. The ratio of overseas revenues to consolidated revenues was 50.4%, the same as the prior year.

The Company estimates that the unfavorable impact of foreign currency fluctuations on the Company’s overseas revenues for the year under review was approximately ¥65.1 billion. The average rates of yen against the U.S. dollar were ¥103 and ¥118 for the fiscal year ended March 31, 2009 and 2008, respectively, and the average rates of yen against the Euro were ¥152 and ¥161 for the fiscal year ended March 31, 2009 and 2008, respectively. These currency fluctuations mainly influence revenues in the Farm & Industrial Machinery segment, as these products account for most of the overseas revenues.

Revenues by Reporting Segment

1) Farm & Industrial Machinery

Revenues in Farm & Industrial Machinery were ¥754.4 billion, 4.9% lower than the prior year, comprising 68.1% of consolidated revenues. Domestic revenues decreased 5.3%, to ¥235.2 billion, and overseas revenues decreased 4.8%, to ¥519.3 billion. This segment comprises farm equipment, engines and construction machinery.

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

In overseas markets, sales of farm equipment and engines decreased ¥1.9 billion (0.4%) from the prior year. Sales of tractors decreased slightly. In Asia outside Japan, sales of tractors in Thailand sustained a sharp increase, and sales in Europe also increased steadily due to the launching of new products. However, sales of tractors in North America decreased substantially due to a stagnation of the markets and appreciation of the yen. Sales of engines decreased, as European and North American clients reduced purchases to lower their inventory levels. On the other hand, sales of combine harvesters and rice transplanters increased sharply in China. Sales of construction machinery decreased substantially by ¥24.2 billion (27.8%) from the prior year due to the rapid economic slowdown in Europe.

Foreign currency fluctuations had a significant influence on revenues in this segment. The unfavorable impact of these foreign currency fluctuations on the Company’s revenues is mostly related to this segment.

2) Water & Environment Systems

Revenues in Water & Environment Systems increased 4.3%, to ¥234.3 billion from the prior year, comprising 21.2% of consolidated revenues. Domestic revenues increased 2.5%, to ¥217.6 billion, and overseas revenues increased 35.0%, to ¥16.7 billion. This segment comprises pipe-related products (ductile iron pipes, plastic pipes, valves and other products) and environment-related products (environmental control plants, pumps and other products).

In the domestic market, sales of pipe-related products increased ¥2.0 billion (1.4%) from the prior year. Sales of ductile iron pipes increased largely due to price increases. However, sales of plastic pipes decreased due to declining demand. Sales of environment-related products increased ¥3.3 billion (4.6%) from the prior year. Operating conditions remained challenging during the fiscal year under review. However, due to step-up sales efforts, sales of the products in this segment increased steadily.

In overseas markets, sales of pipe-related products increased ¥4.8 billion (74.3%) and environment-related products decreased ¥0.4 billion (7.4%) from the prior year sales. Export sales of ductile iron pipes to the Middle East favorably increased and sales of pumps also increased smoothly.

3) Social Infrastructure

Revenues in Social Infrastructure decreased 10.8%, to ¥86.5 billion from the prior year, comprising 7.8% of consolidated revenues. Domestic revenues decreased 9.6%, to ¥65.6 billion, and overseas revenues decreased 14.3%, to ¥20.9 billion. This segment consists of industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery, air-conditioning equipment.

In the domestic market, sales of spiral welded steel pipes increased largely due to price increases. However, sales of vending machines decreased substantially due to the decreased demand for cigarette-vending machines with the age-identification function, for which the temporary demand was very high in the prior year.

In overseas markets, sales of industrial castings decreased affected by the slowdown in capital spendings in the private sector.

4) Other

Revenues in Other decreased 17.8%, to ¥32.3 billion from the prior year, comprising 2.9% of consolidated revenues. Domestic revenues decreased 21.0%, to ¥30.8 billion, and overseas revenues increased 427.8%, to ¥1.5 billion. This segment comprises construction, services and other business.

Construction sales decreased. In addition, sales of condominiums were absent in this fiscal year because some shares of the subsidiary which conducted the condominium business were sold and the subsidiary changed into an affiliated company in the prior year. As a result, revenues in Other largely decreased.

Cost of Revenues, SG&A Expenses, and Other Operating Expenses

The cost of revenues decreased 1.7% from the prior year, to ¥810.2 billion. The cost of revenues as a ratio to consolidated revenues increased 1.7 percentage points, to 73.1%. The increase in the ratio was attributable to sharply rising material costs, including those for scrap iron and synthetic resin. The Company estimates that it was negatively impacted by approximately ¥16.0 billion from such sharply rising material costs consisting of approximately ¥11.0 billion in Farm & Industrial Machinery from the increase in prices of thin and thick steel sheets, castings and resin parts and approximately ¥5.0 billion in Water & Environment Systems and Social Infrastructure from the increase in prices of scrap iron, synthetic resin.

Selling, general, and administrative (SG&A) expense was ¥193.4 billion, the same level as the prior year. However, the ratio of SG&A expenses to revenues increased 0.8 percentage point, to 17.5% due to lower revenues of the fiscal year under review.

Other operating expenses increased ¥0.3 billion from the prior year, to ¥1.0 billion.

Operating Income

Operating income decreased ¥34.1 billion (24.9%), to ¥102.8 billion, from the prior year. Operating income in Farm & Industrial Machinery decreased largely due to decreased demand, the appreciation of the yen and price hikes of raw materials. Decreases in operating income in Water & Environment Systems resulted from recorded surcharge related to the Anti-Monopoly Law corresponding to ductile iron pipe business. Operating income in Social Infrastructure decreased mainly due to sales decline of vending machines, and operating income in Other also decreased mainly due to sales decline of construction and the absence of condominium business.

Operating income in each reporting segment (before the elimination of intersegment profits and adjustments) was as follows: Farm & Industrial Machinery, operating income of ¥103.8 billion, a 21.9% decrease; Water & Environment Systems, operating income of ¥3.1 billion, a 16.6% decrease; Social Infrastructure, operating income of ¥8.0 billion, a 31.3% decrease; and Other, operating income of ¥1.8 billion, a 46.4% decrease.

Other Expenses

Other expenses, net, was ¥19.6 billion, an increase of ¥5.3 billion from the prior year. This increase was mainly due to increases in foreign exchange loss and valuation loss on other investments. The Company recorded a foreign exchange loss-net of ¥11.5 billion, an increase of ¥2.5 billion compared with the prior year. Foreign exchange gains or losses mainly arise from the revaluation of foreign currency-denominated assets such as trade notes and trade accounts at the balance sheet date; the difference between carrying value and settlement value of foreign currency-denominated assets; and valuation on foreign exchange forward contracts and options. The large amount of foreign exchange losses resulted mainly from the revaluation of foreign currency-denominated assets such as notes and accounts receivable due to the yen appreciation against major currencies during the fiscal year under review. U.S. dollar, Euro and Baht-denominated assets accounted for a large portion of foreign exchange losses. The valuation losses on other investment, which increased ¥1.9 billion, to ¥8.6 billion, were caused by a stock market declines in Japan and mainly related to the shares of Mitsubishi UFJ Financial Group and that of Tsukishima Kikai Co., Ltd.

Income from Continuing Operations before Income Taxes and Equity in Net Income of Affiliated Companies

Income before income taxes and equity in net income of affiliated companies was ¥83.3 billion, a decrease of ¥39.3 billion from the prior year.

This decrease was due to a decrease in operating income and an increase in other expenses resulting from increases in foreign exchange loss and valuation losses on other investments.

Income Taxes, Equity in Net Income of Affiliated Companies, and Net Income

Income taxes decreased 40.2% from the prior year, to ¥28.7 billion. The effective tax rate decreased 4.7% from 39.2% of the prior year, to 34.5%. The decrease in tax rate was mainly due to the effect of reversing part of the deferred tax liabilities because of a tax law revision related to the taxation of dividends from overseas subsidiaries. Equity in net income of affiliated companies was ¥0.2 billion at the same level of the prior year. As a result, net income decreased 26.8% from the prior year, to ¥54.7 billion.

Net Income attributable to the noncontrolling interests

Net Income attributable to the noncontrolling interests was ¥6.7 billion at the same level of the prior year.

Net Income attributable to Kubota Corporation

Due to the factors described above, net income attributable to Kubota Corporation decreased 29.3% from the prior year, to ¥48.1 billion. Return on shareholders’ equity decreased 2.6 percentage points, to 7.8%, from the prior year.

Income per ADS

Basic net income per ADS (five common shares) was ¥188, as compared to ¥264 in the prior year.

Dividends

The Company paid ¥35 per ADS as year-end cash dividends. Accordingly, including the interim dividend of ¥35 per ADS paid by the Company, the total dividends for the year ended March 31, 2009 were ¥70 per ADS, which was the same as the prior year.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or to provide increased dividends combined with share buy-backs and the cancellation of treasury stock. For reference, the Company purchased 8.40 million shares outstanding (¥5.3 billion) during the year under review.

Comprehensive loss

Comprehensive loss was ¥45.3 billion, ¥58.3 billion lower than the prior year. This decrease was mainly due to increase in negative effect of foreign currency translation adjustments resulting from the appreciation of the yen.

Critical Accounting Estimates

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States (U.S.GAAP). The preparation of these statements requires the uses of estimates and assumptions about future events. Accounting estimates and assumptions discussed in this section are those that the Company considers to be the most critical to an understanding of its financial statements.

1) Allowance for doubtful receivables

The evaluation of the collectability of the Company’s notes and accounts receivable, finance receivables, and non-current receivables requires the use of certain estimates. Such estimates require consideration of historical loss expense adjusted for current conditions, and judgments about the probable effects of relevant observable data including present economic conditions such as financial health of specific customers and collateral values. Sharp changes in the economy or a significant change in the economic health of a particular customer could result in actual receivable losses that are materially different from the estimated reserve.

2) Impairment of Long-Lived Assets

The application of impairment accounting requires the use of significant estimates and assumptions. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of asset group with their estimated undiscounted future cash flows. This review is primarily performed using estimates of future cash flows by product category. If the carrying value of the asset group is considered impaired, an impairment loss is recorded for the amount by which the carrying value of the asset group exceeds its fair value. The fair value is determined using the present value of estimated net cash flows. This approach uses significant estimates and assumptions, which are inherently uncertain and unpredictable and would not reflect unanticipated events and circumstances that may occur.

3) Pension Assumptions

The measurement of the Company’s benefit obligation to its employees and the periodic benefit cost requires the use of certain assumptions, such as estimates of discount rates, expected return on plan assets, retirement rate, and mortality rate. The Company immediately recognizes net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, while the portion between 10% and 20% is amortized over the average participants’ remaining service period (approximately 15 years). Accordingly, significant changes in assumptions or significant divergences of actual results from the assumptions may have a material effect on periodic benefit cost in the future periods.

The Company recorded an actuarial loss of ¥9.6 billion, which contained the immediate recognition amount of net actuarial losses in excess of 20% of the projected benefit obligation, as a component of net periodic benefit cost for the year ended March 31, 2010. This actuarial loss was derived from a significant decline on fair value of plan assets during the years ended March 31, 2009 and March 31, 2008 due to the financial crisis.

In preparing the financial statements, the Company assumed the discount rate used in calculating benefit obligation of 2.4% at March 31, 2010, and 2.5% at March 31, 2009, respectively. A lower discount rate increases benefit obligations, which could affect the periodic benefit cost in the following years by an increase in service cost, a decrease in interest cost, and, if amortized, an increase in amortization cost through the amortization of actuarial loss. Each 50 basis point increase or decrease in the discount rate will have an estimated increase or decrease of ¥8.2 billion on the benefit obligations at March 31, 2010.

The Company assumed an expected return on plan assets of 2.5% for the years ended March 31, 2010 and 2009, and 3.0% for the year ended March 31, 2008, respectively. The Company lowered the expected return on plan assets to 2.5% for the year ended March 31, 2009 in consideration of the revision of the portfolio of pension plan assets by increasing the portion of debt securities in order to stabilize the return on plan assets, which increased the periodic benefit cost for the year ended March 31, 2009 by approximately ¥0.5 billion.

The lower rate of return on plan assets decreases the expected return amount in the next year. Each 50 basis point increase or decrease in the expected rate of return on plan assets will have an estimated increase or decrease of ¥0.5 billion on the periodic benefit cost for the year ending March 31, 2011.

4) Income Taxes

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

During the year ended March 31, 2008, the tax authorities in the United States and Japan reached an agreement on a bilateral Advance Pricing Agreement (“APA”), which covered the periods through the year ended March 31, 2010, as to certain intercompany transactions between related parties in the United States and Japan. The Company estimated the unrecognized tax benefits for an additional tax payment to Japanese tax authority of ¥6.5 billion and a tax refund from the United States tax authority of ¥4.7 billion at March 31, 2009. In accordance with the expiration of the APA, the Company accrued a tax payment of ¥4.5 billion in income taxes payable with a recognition of a tax refund of ¥2.8 billion in other current assets at March 31, 2010. This difference between estimates and actual results did not have a material effect on the Company’s consolidated results of operations or financial position for the year ended March 31, 2010 since the tax refund decreased in proportion to the decrease of additional tax payment.

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

5) Revenue recognition for long-term contracts

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

6) Loss Contingencies

The Company is currently facing asbestos-related issues, and is a party to certain legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure on a regular basis. If the potential losses from these matters are considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. The Company considers the progress of legal proceedings, recent similar court cases, and other relevant factors in order to assess whether the conditions of loss contingencies are met. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability and may revise the estimates. Subsequent revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position in the period they are made.

New Accounting Pronouncements

In June 2009, the FASB issued the ASC. The ASC restructured the previous U.S. GAAP by providing the authoritative literature in a topical structure. The ASC is effective for interim and annual periods ending after September 15, 2009 and was adopted by the Company for the second quarter ended September 30, 2009. The adoption of the ASC did not have an impact on the Company’s consolidated results of operations and financial position.

In June 2009, the FASB issued a new accounting standard related to improvements to financial reporting by enterprises involved with variable interest entity (VIE). This standard requires an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE. This standard also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. This standard is effective for fiscal years beginning after November 15, 2009. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2009, the FASB issued a new accounting standard related to investments in certain entities that calculate net asset value per share (or its equivalent). This standard creates a practical expedient to measure the fair value of an investment on the basis of the net asset value per share of the investment (or its equivalent) determined as of the reporting entity’s measurement date. This standard is effective for the interim and annual periods ending after December 15, 2009 and was adopted by the Company for the third quarter ended December 31, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations and financial position.

In October 2009, the FASB issued a new accounting standard related to revenue recognition for multiple-deliverable arrangements. This standard requires arrangement consideration be allocated to all deliverables using a selling price or estimated selling price and eliminates the residual method of allocation. This standard also requires additional qualitative and quantitative disclosures. This standard is effective for fiscal years beginning on or after June 15, 2010 and can be applied prospectively for revenue arrangements entered into or materially modified, or retrospectively for all prior periods. The Company is currently calculating the impact of the application of this standard on the Company’s consolidated financial statements.

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

The weighted average interest rate on such short-term borrowings at March 31, 2010, was 1.5% (U.S. dollar 0.8%, Thai Baht 1.7%, others 1.7%). As for long-term debt, both fixed and floating rates were included in the interest rates, and the weighted average interest rate on such long-term debt at March 31, 2010, was 1.8% (Japanese yen 1.2%, U.S. dollar 2.0%, others 3.4%). With regard to the maturity profile of these borrowings, please refer to Item 5.F “Tabular Disclosure of Contractual Obligations”

Annual interest rates of short-term borrowings ranged primarily from 0.50% to 4.78% at March 31, 2010. The weighted average interest rate on such short-term borrowings was 1.5%. As for long-term debt, both fixed and floating rates were included in the interest rates, and the weighted average interest rate on such long-term debt at March 31, 2010, was 2.0%. With regard to the maturity profile of these borrowings, please refer to Item 5.F “Tabular Disclosure of Contractual Obligations”.

After the worsening of the sub-prime loan problem and shockwaves from the Lehman Brothers’ collapse in the United States, the world financial market had been in turmoil and unstable for a certain period. Even in such period, the Company was able to raise enough funds for business operations and has not encountered financing problems.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥20.0 billion with certain Japanese banks. However, the Company currently does not use these lines. The Company also maintains a CP program allowing for the issuance of CP of up to ¥100.0 billion. There was no outstanding issue of CP as of the end of March 2010.

The Company utilizes group financing. With group financing, the Company centralizes and pursues the efficiency of cash management domestically through the Kubota Cash Management System, under which the excess or shortage of cash at most of its subsidiaries in Japan is invested or funded, as necessary.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company carefully monitors its interest-bearing debt, excluding debt related to sale financing programs. The Company is providing retail financing programs to support machinery sales in Japan, North America and Thailand. At the end of March 2010, the amount of interest-bearing debt increased ¥2.0 billion, to ¥403.1 billion. Of the ¥403.1 billion, ¥343.5 billion was borrowings from financial institutions, and the remaining ¥59.6 billion consisted of corporate bonds.

The Company plans its capital expenditures considering future business demand and cash flows. The Company intends to fund the investment basically through cash provided by operating activities, and to also utilize available borrowings from financial institutions. The Company’s commitments for capital expenditures are not material. The Company has underfunded pension liabilities of ¥40.2 billion, which relate primarily to the parent company, as of the end of March, 2010. The Company’s contributions to pension plans for the year ending March 31, 2011 are expected to be ¥14.3 billion.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with repurchases of treasury stock. The Company uses net cash provided by operating activities for these dividends and repurchases.

The amount of working capital increased ¥58.6 billion, to ¥380.6 billion, from the prior year-end. Additionally, the ratio of current assets to current liabilities increased 21.4 percentage points, to 186.5%, due primarily to an increase in cash and cash equivalent, and a decrease in short-term borrowings. There is some seasonality to the Company’s liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments is collected during April through June each year. Currently, the Company believes the working capital is sufficient for the Company’s present requirements.

All things considered, the Company believes that it can support its current and anticipated capital and operating requirements for the foreseeable future. The currencies in which the Company has its debt are mainly Japanese yen and U.S. dollars. There are no restrictions regarding the manner in which the funds may be used.

There are restrictive covenants related to its borrowings including clauses of negative pledges, rating triggers and minimum net worth. The financial covenants are as follows: the rating trigger covenant states that the Company shall keep or be higher than the “BBB-” rating by Rating and Investment Information, Inc. (R&I) and the minimum net worth covenant states that the Company shall keep the amount of total equity of more than ¥405.0 billion on the consolidated financial statement and more than ¥287.0 billion on the separate financial statement of a parent company. The Company is in compliance with those restrictive covenants at March 31, 2010.

Cash Flows

Net cash provided by operating activities during the year under review was ¥119.1 billion, and cash inflow increased ¥141.6 billion from the prior year. Cash inflow in the prior year substantially decreased due to discontinued sales of trade receivable in North America. Cash inflow in the year under review largely increased due to a decrease in inventories and notes and accounts receivables in addition to the absence of the effect of the above-mentioned discontinuation of sales of trade receivables.

Net cash used in investing activities was ¥43.4 billion, a decrease of ¥30.6 billion from the prior year. Cash outflow decreased substantially due to a decrease in purchases of fixed assets, increases in proceeds from sales and redemption of investments and slowdown of increase in finance receivables.

Net cash used in financing activities was ¥34.7 billion, and cash inflow decreased ¥119.5 billion from the prior year. In the prior year, the Company increased fund raisings by interest bearing debt as a result of discontinuing sales of trade receivables. Cash inflow largely decreased due to the absence of substantial fund raising in the current year.

Including the effect of exchange rate, cash and cash equivalents at the end of March 2010 were ¥111.4 billion, an increase of ¥41.9 billion from the prior year.

Over the past three years, the amount of net cash provided by operating activities was ¥186.6 billion in aggregate and net increases in borrowings were ¥111.6 billion in aggregate. Additionally, during the same period, proceeds from sales of property, plant, and equipment and proceeds from sales of investments were ¥14.1 billion in total. The aggregate amount of these cash flows was used chiefly to fund increases in finance receivables, which exceeded collections of finance receivables by ¥101.7 billion, purchase of fixed assets of ¥95.3 billion, payment of dividends to stockholders of ¥53.8 billion and repurchase of common stock for ¥13.5 billion. Cash and cash equivalents increased an aggregate of ¥28.8 billion during the same period.

Ratings

The Company has obtained a credit rating from R&I, a rating agency in Japan, to facilitate access to funds from the capital market in Japan. The Company’s ratings are “A+” for long-term debt and “a-1” for short-term debt as of March 2010 and its outlook is positive. The Company’s favorable credit ratings provide it access to capital markets and investors.

Assets, Liabilities, and Equity

1) Assets

Total assets at the end of March 2010 amounted to ¥1,409.0 billion, an increase of ¥23.2 billion (1.7%) from the end of the prior year. Current assets were ¥820.8 billion, an increase of ¥4.5 billion from the prior year-end. Cash and cash equivalent increased, while inventories and notes and accounts receivable decreased due to reduced purchasing to lower their inventory levels and lower revenues of the fiscal year under review. Inventory turnover dropped 0.6 points, to 4.9 times.

Investments and long-term finance receivables were ¥321.7 billion, an increase of ¥41.8 billion from the prior year-end. Long-term finance receivables increased along with business expansion in Thailand, and other investment increased due to the recovery of the stock market. Other assets decreased ¥18.3 billion to ¥45.6 billion mainly due to a decrease of long-term deferred tax assets.

2) Liabilities

Total liabilities amounted to ¥737.4 billion, a decrease of ¥32.2 billion (4.2%) from the end of the prior year.

Current liabilities were ¥440.2 billion a decrease of ¥54.1 billion from the prior year-end mainly due to a decrease in short-term borrowings and a decrease in accounts payable due to decreased production.

On the other hand, long-term liabilities increased ¥22.0 billion, to ¥297.2 billion, long-term debt largely increased due to issuance of corporate bond by overseas subsidiaries, while accrued retirement and pension costs decreased.

3) Equity

Total equity amounted to ¥671.6 billion, an increase of ¥55.4 billion (9.0%) from the end of the prior year.

Retained earnings increased steadily due to net income, and accumulated other comprehensive income improved due mainly to an increase in unrealized gains on securities affected by upturn in stock prices. The shareholders’ equity ratio* was 44.5%, 2.8 percentage points higher than the prior year end. The debt-to-equity ratio** was 64.4%, 5.0 percentage points lower than at the prior year-end.

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

C. Research and Development, Patents and Licenses, etc

Research and Development

The following table shows the Company’s research and development expenses for the last three fiscal years.

	Millions of yen
	2010	2009	2008
R&D Expenses	¥25,241	¥26,290	¥24,784
As a percentage of consolidated revenues	2.7%	2.4%	2.1%

The R&D activities are conducted principally in R&D departments in each business division and subsidiary. In its business divisions and subsidiaries, there are 29 R&D departments. Each department promotes the R&D activities fortifying each business.

Total R&D expenses of four reporting segments, which are Farm & Industrial Machinery, Water & Environment Systems, Social Infrastructure, and Other segment, were ¥19.0 billion, ¥3.9 billion, ¥1.6 billion, and ¥0.8 billion, respectively.

Patents and Licenses

With respect to licenses or patents, the Company does not rely on specific licenses or patents. As of March 31, 2010, the Company held 4,546 Japanese patents and 1,105 foreign patents and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect Kubota’s business. Kubota grants licenses to others to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2010, royalty income and expenses were ¥792 million and ¥102 million, respectively, under such licensing arrangements.

D. Trend Information

Outlook for the Next Fiscal Year

The Company forecasts consolidated revenues for the year ending March 31, 2011 will increase from the year under review. Domestic revenues are forecast to increase due to an increase in revenues in Farm & Industrial Machinery and Social Infrastructure resulting from an improving general economic conditions and private capital spending, while revenues in Water & Environment Systems and Other are forecast to be the same level as the year under review due to a continuing sluggish public investments. Overseas revenues are forecast to increase substantially due to an increase in revenues in Farm & Industrial Machinery, in which revenues in Asia outside Japan will continue to grow favorably and revenues in North America and Europe are also expected to increase due to a gradual economic upturn.

The Company forecasts operating income will increase from the year under review, mainly due to an increase in revenues.

The Company expects income before income taxes and equity in net income of affiliated companies and net income attributable to Kubota Corporation for the next fiscal year will increase from the year under review.

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

After the Company established its internal policies and procedures of relief payment system, the Company has received claims for relief payments from 216 residents and paid or accrued relief payments to 196 of those residents after carefully reviewing those claims as of March 31, 2010.

With regard to the procedures for making claims to the Company for relief payments, the Company has asked the residents or the bereaved family of the residents who lived close to its former plant to communicate with the Company through Amagasaki Occupational Safety and Health Center with the documents requested by the Company.

With regard to current and former employees of the Company who are suffering from or have died of asbestos-related disease, in accordance with the Company’s internal policies, the Company shall pay compensation which is not required by law. Upon certification of medical treatment compensation from the Workers’ Accident Compensation Insurance for asbestos-related diseases, the compensation for asbestos-related disease shall be paid. In case an employee dies during medical treatment and are certified for compensation from the Workers’ Accident Compensation Insurance for bereaved families, the compensation for asbestos-related disease for the bereaved family shall also be paid. In addition, the Company shall provide other financial aids, such as medical expenses during medical treatment which are incurred by the diseased employees or salary payments during the period of their absence from work. The cumulative number of current and former employees who are eligible for compensation in accordance with the Company’s internal policies that are not required by law is 160 as of the end of March 2008, 162 as of the end of March 2009, and 170 as of the end of March 2010.

In August 2006, the Company announced that the Company would provide a total donation of ¥1.2 billion to Hyogo College of Medicine made over 10 years and a ¥0.5 billion to Osaka Medical Center for Cancer and Cardiovascular Diseases over five years. And the Company donated ¥200 million as a contribution for the year ended March 31, 2010.

As a result of the asbestos issue becoming an object of public concern, the Japanese government established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (“New Asbestos Law”) in March 2006. This law was enacted for the purpose of promptly providing relief to people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers’ Accident Compensation Insurance Law. The relief aid payments are contributed by the national government, municipal governments, and business entities. The contribution includes a special contribution by companies which operated a business closely related to asbestos, and was made by business entities commencing from the year ended March 31, 2008. During the year ended March 31, 2007, the Company accounted for ¥735 million of the special contribution as a lump sum expense, which is imposed based on the New Asbestos Law during the four-year period commencing on April 1, 2007.

Contingencies Regarding Asbestos-Related Matters

The Company expenses the payments for the health hazard of asbestos based on the Company’s policies and procedures. The expenses include payments to certain residents who lived near the Company’s plant and current and former employees, and a special contribution in accordance with the New Asbestos Law. The amount of these expenses during the year ended March 31, 2010 was approximately ¥503 million. Of the ¥503 million, ¥360 million represented expenses relating to the payment for the residents who lived near the Company’s plant under the relief payment system established in April 2006. The Company has no basis or information to estimate the number of residents and current and former employees that are going to apply for payments.

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

Subsequent events

On May 11, 2010, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2010 of ¥5  per common share (¥25 per 5 common shares) or a total of ¥6,361 million.

E. Off-balance Sheet Arrangements

The Company previously utilized accounts receivable securitization programs, which were important for the Company to broaden its funding sources and raise cost-effective funds. However, in the United States, financing by securitization of trade receivables was quite difficult in the year ended March 31, 2009 because of turmoil in the U.S. financial markets. Under this situation, the Company terminated all securitization programs during the year ended March 31, 2009 and the Company has not resumed the programs. As a result, the Company has no sold receivables at March 31, 2010.

The Company provides guarantees to distributors, including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2010 was ¥6.0 billion.

F. Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at March 31, 2010.

	Millions of yen
	Total	Payments due by period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	¥88,333	¥88,333	¥—	¥—	¥—
Capital lease obligations	5,986	3,123	2,690	150	23
Long-term debt	308,779	68,309	185,184	42,451	12,835
Deposits from customers	2,545	2,545	—	—	—
Operating lease obligations	3,508	1,088	1,422	817	181
Commitments for capital expenditures	1,616	1,616	—	—	—
Contributions to defined pension plans	14,300	14,300	—	—	—
Interest payments	20,041	9,284	9,144	1,406	207

Total	¥445,108	¥188,598	¥198,440	¥44,824	¥13,246

Long-term debt represents unsecured bonds and loans principally from banks and insurance companies. Payments due by periods for interest payments are calculated using the contract rate of each borrowing or debt and derivative financial instruments at March 31, 2010.

The Company expects benefit payments to the participants of the defined benefit pension plans and the severance indemnity plans as disclosed in Notes 8, “RETIREMENT AND PENSION PLANS—Expected Cash Flows” on page F-22 of this annual report. While the Company will contribute to its defined benefit pension plans in the future periods to meet future benefit payments, its contributions to defined pension plans beyond the next fiscal year are not included in the table because they are not currently determinable.

The Company recorded liabilities for unrecognized tax benefits of ¥200 million at March 31, 2010, which are not included in the above tables because it is unable to make reasonable estimates of the period of settlements.

G. Safe Harbor

Projected results of operations and other future forecasts contained in this annual report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market and the ability for the Company to manufacture or innovate products which will be accepted in the market. Finally the users of this information should note that the factors that could influence the ultimate outcome of the Company’s activities are not limited to the above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following sets forth the information about the Company’s Directors, Executive Officers and Corporate Auditors as of the date of filing of this annual report, together with their respective dates of birth and positions. The term of office of all Directors will expire at the conclusion of the ordinary general meeting of shareholders which will be held in 2011.

Name (Birthday)	Number of Company Shares Owned as of June 18, 2010	Current Positions and Brief Occupational History (including responsibilities in other companies)
Yasuo Masumoto (April 21, 1947)	40,000 Shares	Representative Director, President & CEO of Kubota Corporation

		January 2009:	Representative Director, President & CEO of Kubota Corporation (to present)
		April 2008:	Executive Vice President and Director of Kubota Corporation
		April 2007:	In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division
		April 2006:	Executive Managing Director of Kubota Corporation
		April 2005:	Deputy General Manager of Industrial & Material Systems Consolidated Division
		January 2005:	In charge of Quality Assurance & Manufacturing Promotion Dept.
		June 2004:	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division
		April 2004:	Managing Director of Kubota Corporation, In charge of Manufacturing Planning & Promotion Dept.
		April 2003:	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division
		June 2002:	Director of Kubota Corporation
		October 2001:	General Manager of Farm Machinery Division
		April 1971:	Joined Kubota Corporation

Daisuke Hatakake (June 29, 1941)	86,000 Shares	Chairman of the Board of Directors of Kubota Corporation

		June 2009:	Chairman of the Board of Directors of Kubota Corporation (to present)
		January 2009:	Representative Director, Chairman of the Board of Directors of Kubota Corporation
		April 2003:	President and Representative Director of Kubota Corporation
		June 2002:	General Manager of Corporate Compliance Headquarters
		June 2001:	Managing Director of Kubota Corporation, In charge of Corporate Planning & Control Dept., Finance & Accounting Dept., Corporate Information Systems Planning Dept. (assistant)
		August 2000:	In charge of PV Business Planning & Promotion Dept.
		June 2000:	In charge of Compliance Auditing Dept., Business Alliance Dept. (assistant), Corporate Information Systems Planning Dept. (assistant), General Manager of Corporate Planning & Control Dept.
		June 1999:	Director of Kubota Corporation
		December 1998:	General Manager of Corporate Planning & Control Dept.
		April 1964:	Joined Kubota Corporation

Name (Birthday)	Number of Company Shares Owned as of June 18, 2010	Current Positions and Brief Occupational History (including responsibilities in other companies)
Moriya Hayashi (May 7, 1944)	43,000 Shares	Vice Chairman of the Board of Directors of Kubota Corporation
		January 2009:	Vice Chairman of the Board of Directors of Kubota Corporation (to present)
		April 2006:	Executive Vice President and Representative Director of Kubota Corporation
		April 2004:	General Manager of Farm & Industrial Machinery Consolidated Division
		April 2004:	Executive Managing Director of Kubota Corporation
		April 2003:	Managing Director of Kubota Corporation, General Manager of Tractor Division
		January 2002:	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division
		October 2001:	Deputy General Manager of Tractor Division
		June 2001:	Director of Kubota Corporation
		June 1999:	President of Kubota Tractor Corporation
		April 1969:	Joined Kubota Corporation

Hirokazu Nara (October 2, 1948)	27,000 Shares	Representative Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Water & Environment Systems Consolidated Division

		April 2009:	General Manager of Water & Environment Systems Consolidated Division (to present)
		April 2009:	Representative Director and Senior Managing Executive Officer of Kubota Corporation (to present)
		April 2007:	In charge of Corporate Staff Section (assistant)
		April 2007:	Managing Director of Kubota Corporation
		October 2005:	In charge of Corporate Planning & Control Dept.
June 2005:

In charge of Air Condition Equipment Division, Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., Finance & Accounting Dept.

General Manager of Corporate Planning & Control Dept.

		June 2005:	Director of Kubota Corporation,
		April 2005:	In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant) and General Manager of Corporate Planning & Control Dept.
		April 2003:	General Manager of Corporate Planning & Control Dept.
		April 1971:	Joined Kubota Corporation

Name (Birthday)	Number of Company Shares Owned as of June 18, 2010	Current Positions and Brief Occupational History (including responsibilities in other companies)
Tetsuji Tomita (March 6, 1950)	21,000 Shares	Representative Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

		April 2009:	Representative Director and Senior Managing Executive Officer of Kubota Corporation (to present)
		January 2009:	General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division (to present)
		April 2008:	Managing Director of Kubota Corporation
		June 2005:	Director of Kubota Corporation
		April 2004:	President of Kubota Tractor Corporation
		April 1973:	Joined Kubota Corporation

Satoru Sakamoto (July 18, 1952)	17,000 Shares	Director and Managing Executive Officer of Kubota Corporation, In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

		April 2009:	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept. (to present)
		April 2009:	Director and Executive Managing Officer of Kubota Corporation (to present)
		June 2006:	Director of Kubota Corporation
		April 2006:	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd.
		October 2005:	Deputy General Manager of Air Condition Equipment Division and Director of Kubota Air Conditioner, Ltd.
		April 2003:	General Manager of Planning Dept. in Ductile Iron Pipe Division
		April 1976:	Joined Kubota Corporation

Yuzuru Mizuno (January 21, 1948)	16,000 Shares	Director of Kubota Corporation, Executive Vice President of Matsushita Real Estate Co., Ltd.

		June 2009:	Director of Kubota Corporation (to present)
		July 2008:	Executive Vice President of Matsushita Real Estate Co., Ltd. (to present)
		June 2005:	Corporate Auditor of Kubota Corporation
		July 2004:	Executive Director of Matsushita Electric Industrial Co., Ltd., In charge of Corporate Finance & Investor Relations
		February 2004:	Director (non full-time) of Nippon Otis Elevator Company
		October 2000:	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.
		October 2000:	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.
		June 1998:	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.
		December 1995:	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		April 1970:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

Name (Birthday)	Number of Company Shares Owned as of June 18, 2010	Current Positions and Brief Occupational History (including responsibilities in other companies)
Kan Trakulhoon (May 15, 1955)	0 Share	Director of Kubota Corporation, President and CEO, Siam Cement Group (SCG)

		June 2009:	Director of Kubota Corporation (to present)
		January 2006:	President and CEO, Siam Cement Group (SCG) (to present)
		July 2004:	Executive Vice President of The Siam Cement Plc.
		January 2003:	Vice President of The Siam Cement Plc.
		January 1999:	President of Cementhai Ceramics Co., Ltd.
		June 1977:	Joined The Siam Cement Plc.

Yoshiharu Nishiguchi (January 29, 1947)	24,000 Shares	Corporate Auditor of Kubota Corporation

		June 2007:	Corporate Auditor of Kubota Corporation (to present)
		April 2007:	Director of Kubota Corporation
		April 2006:	In charge of General Affairs Dept., Tokyo Administration Dept.
		April 2005:	Managing Director of Kubota Corporation, In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office
		April 2004:	In charge of Septic Tanks Division, Housing & Building Materials Business Coordination Dept., Secretary & Public Relations Dept., PV Business Planning & Promotion Dept.,
		June 2003:	Director of Kubota Corporation, In charge of Air Condition Equipment Division, Corporate Planning & Control Dept., Finance & Accounting Dept.
		December 2002:	General Manager of Compliance Auditing Dept.
		June 2000:	General Manager of Finance & Accounting Dept.
		July 1998:	General Manager of Accounting Dept.
		April 1970:	Joined Kubota Corporation

Toshihiro Fukuda (October 12, 1945)	65,000 Shares	Corporate Auditor of Kubota Corporation

		June 2009:	Corporate Auditor of Kubota Corporation (to present)
		April 2009:	Director of Kubota Corporation
		April 2008:	Executive Vice President and Director of Kubota Corporation
		April 2007:	In charge of Corporate Staff Section
		April 2006:	In charge of Secretary & Public Relations Dept.
		April 2005:	Executive Managing Director of Kubota Corporation, In charge of CSR Planning & Coordination Dept., General Manager of Corporate Compliance Headquarters
		April 2004:	Managing Director of Kubota Corporation, in charge of Corporate Compliance Headquarters, Environmental Protection Dept., General Affairs Dept.
		April 2003:	General Manager of Farm Machinery Division
		March 2003:	In charge of Related Products Division
		June 2002:	Director of Kubota Corporation
		October 2001:	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sales Coordination Dept. in Farm & Industrial Machinery Consolidated Division
		April 1969:	Joined Kubota Corporation

Name (Birthday)	Number of Company Shares Owned as of June 18, 2010	Current Positions and Brief Occupational History (including responsibilities in other companies)
Masao Morishita (January 22, 1949)	4,000 Shares	Corporate Auditor of Kubota Corporation,

		June 2009:	Corporate Auditor of Kubota Corporation (to present)
		April 2006:	Director and CFO of MT Picture Display Co., Ltd., In charge of Administration Dept.
		April 2003:	Director and General Manager of Administrative Headquarter of Matsushita Toshiba Picture Display Co., Ltd.
		April 1998:	General Manager of Accounting Dept. and Business Planning Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		April 1994:	President and Director of Matsushita Compressor Corporation of America
		April 1971:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

Yoshio Suekawa (September 1, 1937)	25,000 Shares	Corporate Auditor of Kubota Corporation

		June 2004:	Corporate Auditor of Kubota Corporation (to present)
		April 2004:	Appointed as a special visiting professor, the Faculty of Commerce, Doshisha University
		July 2002:	Established Suekawa CPA Office (to present)
		June 2002:	Retired from Representative Partner of Deloitte Touche Tohmatsu, Osaka
		May 1989:	Assumed Representative Partner of Deloitte Touche, Tohmatsu, Osaka
		July 1984:	Joined Sanwa Tokyo Marunouchi (currently, Deloitte Touche Tohmatsu LLC)
		October 1963:	Registered as a CPA with the Japanese Institute of Certified Public Accountants
		October 1959:	Joined Lowe Bingham and Luckie (currently, PricewaterhouseCoopers, Osaka)

Masanobu Wakabayashi (January 19, 1944)	4,000 Shares	Corporate Auditor of Kubota Corporation

		June 2007:	Corporate Auditor of Kubota Corporation (to present)
		Mar 2004:	Chairman of Osaka Prefectural Labour Relations Commission
		April 1993:	Vice President of Osaka Bar Association
		April 1979:	Established Masanobu Wakabayashi Law Office (to present)
		April 1970:	Registered as an attorney with Osaka Bar Association

Yuzuru Mizuno and Kan Trakulhoon are outside directors as stipulated in the Corporate Law. Masao Morishita, Yoshio Suekawa and Masanobu Wakabayashi are outside corporate auditors as stipulated in the Corporate Law.

The Company notified the Japanese stock exchanges of all of its five outside directors and outside corporate auditors as “independent directors/corporate auditors” pursuant to recent amendments to the regulations of the Japanese stock exchanges. The definition of the “independent director/corporate auditor” is different from that of the independent directors under the corporate governance standards of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

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

The Company, by a resolution at the meeting of the Board of Directors held on February 10, 2009, introduced the Executive Officer System. The following sets for the information about the Executive Officers except three persons who also hold the post of Directors as of the date of filing of this annual report, together with their respective positions and responsibilities. Please refer to Item 6C “Board Practices” for details of the Executive Officer System.

Title	Name	Responsibilities and important concurrent offices
Senior Managing Executive Officer	Eisaku Shinohara	In charge of Research & Development Planning & Promotion Dept. and Environmental Protection Dept.

Managing Executive Officer	Nobuyuki Toshikuni	General Manager of R & D Headquarters in Farm & Industrial Machinery Consolidated Division, In charge of Instrumentation and Control Technology Center

Managing Executive Officer	Masayoshi Kitaoka

General Manager of Water Engineering & Solution Division,

General Manager of Membrane Systems Business Unit,

General Manager of Business Coordination Dept. in

Membrane Systems Business Unit,

President of Kubota Membrane Co., Ltd.

Managing Executive Officer	Masatoshi Kimata	Deputy General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

Managing Executive Officer	Nobuyo Shioji	General Manager of Construction Machinery Division, General Manager of Planning & Control Dept. in Construction Machinery Division

Managing Executive Officer	Takeshi Torigoe	General Manager of Social Infrastructure Consolidated Division, In Charge of Quality Assurance & Manufacturing Promotion Dept.

Managing Executive Officer	Hideki Iwabu	General Manager of Water & Environment Systems Manufacturing and Engineering Headquarters in Water & Environment Systems Consolidated Division, General Manager of Tokyo Head Office

Managing Executive Officer	Katsuyuki Iwana	General Manager of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

Executive Officer	Takashi Yoshii

General Manager of Machinery Quality Assurance Headquarters in Farm & Industrial Machinery Consolidated Division,

General Manager of International Quality Assurance Dept., Machinery Quality Assurance Headquarters in Farm & Industrial Machinery Consolidated Division

Executive Officer	Kohkichi Uji	General Manager of Pipe Systems Division

Executive Officer	Toshihiro Kubo	In charge of Personnel Dept., Secretary Dept., Corporate Communication Dept., General Affairs Dept., and Tokyo Administration Dept., General Manager of Head Office

Executive Officer	Kenshiro Ogawa	General Manager of Sakai Plant, General Manager of Production Engineering Center of Emission, Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

Executive Officer	Tetsu Fukui

General Manager of Environmental Equipment R&D Center, in

Water & Environment Systems Consolidated Division,

General Manager of Environmental Consolidated Technology Dept., Environmental Equipment R&D Center in Water & Environment Systems Consolidated Division

Executive Officer	Satoshi Iida	President of Kubota Tractor Corporation

Executive Officer	Shigeru Kimura	In charge of Corporate Planning & Control Dept.(Assistant), General Manager of Finance & Accounting Dept.

Executive Officer	Masakazu Tanaka	General Manager of Farm Machinery Division

Executive Officer	Taichi Itoh	General Manager of Health & Safety Planning & Promotion Dept.

Executive Officer	Yujiro Kimura	General Manager of Strategy Planning Office

Executive Officer	Shinji Sasaki	General Manager of Engine Division

Executive Officer	Hiroshi Matsuki	General Manager of Steel Pipe Division

Executive Officer	Yuichi Kitao	General Manager of Tractor Division

Executive Officer	Kunio Suwa	General Manager of CSR Planning & Coordination Headquarters

Executive Officer	Toshihiko Kurosawa	General Manager of Pumps Division

Executive Officer	Hiroshi Kawakami	President of Siam Kubota Tractor Co., Ltd.

B. Compensation

The following table sets forth the aggregate remunerations, including bonuses and other financial benefits given in consideration of the performance of duties (collectively, the “remunerations”), paid by the Company in fiscal 2010 to all Directors and Corporate Auditors of the Company:

	Number	Million of yen
Title		Total	Remuneration	Bonuses
Director (excluding Outside Director)	24	498	452	46
Corporate Auditor (excluding Outside Corporate Auditor)	3	62	62	—
Outside Director and Outside Corporate Auditor	5	63	63	—

Notes:

1.	The above remunerations for Directors of Kubota Corporation do not include the salary for employees’ portion of certain Directors. The salary for employees’ portion of certain Directors is not material.

2.	The above remunerations for Directors and Corporate Auditors of Kubota Corporation include the remunerations for 18 Directors (excluding Outside Director) and 1 Corporate Auditor (excluding Outside Corporate Auditor) who left their office at the end of the ordinary general meeting of shareholders held on June 19, 2009.

No options to purchase securities from the registrant or any of its subsidiaries were outstanding on March 31, 2010. At the meeting of the Board of Directors of the Company held on May 13, 2005, the Company resolved that the retirement benefit system for Directors and Corporate Auditors was terminated as of June 24, 2005, and the ordinary general meeting of shareholders held on June 24, 2005 resolved that retirement benefits should be paid to the then Directors and Corporate Auditors for the services rendered before the termination of the system. The Company paid ¥ 33 million of the retirement benefits to four Directors at the time of their retirement from his/her office in accordance with the above resolution during the year under review. In addition, the balance of accrued retirement benefits as of March 31, 2010 in accordance with the above resolution were ¥112 million for five Directors and ¥1 million for an Outside Corporate Auditor, respectively and were allocated to other long-term liabilities in the Company’s consolidated balance sheets.

The remunerations for Directors are determined at the meeting of the Board of Directors based on the report of the Compensation Council within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of operating results, compensation levels of other companies, wage level of employees. The Compensation Council is composed of Representative Directors excluding the President and executive officers in charge of indirect departments. The report of the Compensation Council is submitted to the meeting of the Board of Directors after the approval of the President. The remunerations for Corporate Auditors are determined upon consultation among Corporate Auditors within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of the roles of the respective Corporate Auditors.

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

Under the Corporate Law, the Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least half of the Corporate Auditors shall be outside corporate auditors. An “outside corporate auditor” is defined as a corporate auditor who has not been a Director, accounting counselor, corporate executive officer, manager or any other employee of the Company or any of its subsidiaries at any time prior to his or her election as a Corporate Auditor.

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

Pursuant to recent amendments to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s)/corporate auditor(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside corporate auditors” (each of which terms is defined under the Corporate Law) who are unlikely to have any conflicts of interests with shareholders of the Company. The definition of “independent director/corporate auditor” is different from that of the independent directors under the corporate governance standards of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934. Each of Yuzuru Mizuno, Kan Trakulhoon, Masao Morishita, Yoshio Suekawa and Masanobu Wakabayashi satisfies the requirements for “independent director/corporate auditor” under the regulations of the Japanese stock exchanges respectively.

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

Executive Officers are appointed by the Board of Directors in order that the Company may promptly respond to changes in the business environment and improve management efficiency by strengthening strategic decision-making function of the Board of Directors and the operational functions of business activities by President and other Executive Officers. The Executive Officer System is not a statutory system and is different from the statutory executive officer system which is adopted by a “company with specified committees,” where the company is required to have audit, nominating and compensation committees, each composed of a majority of Outside Directors.

In June 2009, the number of the incumbent Directors was reduced from 24 to 6 in order to promote strategic decision-making by the Board of Directors more agilely. In addition, the Company elected 2 Outside Directors as described above at the ordinary general meeting of shareholders held in June 2009 in order to improve supervisory function of the Board of Directors.

Please refer to Item 6A “Directors and Senior Management” for details of all Directors and Executive Officers as the date of filing of this annual report.

There are no Directors’ service contracts with Kubota Corporation providing for benefits upon termination of service.

The rights of ADR holders, including their rights relating to corporate governance practices, are governed by the Amended and Restated Deposit Agreement (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002).

D. Employees

Head Count at the End of the Year

2008	2009	2010
24,464	25,140	24,778

Head Count in Each Segment

	2008	2009	2010
Farm & Industrial Machinery	14,281	15,057	14,879
Water & Environment Systems	5,464	5,374	5,269
Social Infrastructure	2,778	2,762	2,596
Other	1,458	1,449	1,439
Corporate	483	498	595

Total	24,464	25,140	24,778

The number of full-time employees of Kubota as of March 31, 2010 was 24,778. Most employees of the Company in Japan, other than managerial personnel, are union members. The unions belong to the Federation of all Kubota Labor Union, which is affiliated with the Japanese Trade Union Confederation. The Company believes it maintains good relationship with the union.

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

E. Share Ownership

The following table shows the total number of shares of the Company’s common stock beneficially owned by the Directors and Corporate Auditors as a group as of June 18, 2010:

Title of Class	Identity of persons or group	Number of shares owned	Percentage of class
Common stock	Directors and Corporate Auditors	372,000	0.03%

For individual shareholdings, see Item 6.A “Directors and Senior Management.”

Employee Stock Ownership Association (Kubota Fund) owned 16,131,364 shares as of March 31, 2010, which amounted to 1.3 % of total shares issued.

The association consists of employees of the Company and some of its subsidiaries, and the members contribute a portion of their salaries to the association. The association purchases shares of Kubota’s common stock on behalf of members.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2010, three shareholders of record held 5% or more of the shares issued, respectively. The following table shows the information about 10 largest shareholders:

	(As of March 31, 2010)
Name	Number of shares (thousand)	(%)
Japan Trustee Services Bank, Ltd.	167,920	13.19
The Master Trust Bank of Japan, Ltd.	112,539	8.84
Nippon Life Insurance Company	76,720	6.03
Meiji Yasuda Life Insurance Company	60,723	4.77
Sumitomo Mitsui Banking Corporation	45,006	3.53
Mizuho Corporate Bank, Ltd.	40,851	3.21
Moxley & Co.	31,180	2.45
Sumitomo Life Insurance Company	24,780	1.94
Trust & Custody Service Bank, Ltd.	22,841	1.79
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	20,173	1.58

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. The major shareholders have the same voting rights as other common shareholders of the Company.

As of March 31, 2010, there were 1,271,846,635 shares of Common Stock outstanding, of which 31,180,458 shares were in the form of ADR and 149,789,330 shares were held by the residents in the U.S. The number of registered ADR holders was 49 and the number of registered holders of common stock in the U.S. was 132.

To the best knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by other corporations or by the Japanese or any foreign government.

B. Related Party Transactions

In the ordinary course of business, the Company has transactions with numerous companies. During the fiscal year ended March 31, 2010, the Company had sales transactions with affiliates accounted under the equity method, aggregating ¥65,246 million. As of March 31, 2010, the Company had trade notes and accounts receivable from affiliated companies of ¥24,827 million.

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

Export Sales

Revenues from unaffiliated customers outside Japan are disclosed in Note 21 “Segment Information—Geographic Segments” on page F-35.

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

The Company established a provision of ¥7,072 million for the ultimate liability in the fiscal year ended March 31, 2009, because the Company received the preliminary decision ordering a surcharge of ¥7,072 million in March, 2009. Notwithstanding motion for objection of the Company, the Company received the ultimate decision in June 2009 which ordered the Company to pay the surcharge of ¥7,072 million, and paid the surcharge in accordance with the decision during the year ended March 31, 2010.

The Company believes, however, that the facts on which the decision is based are not established by substantial evidence, and filed a suit to rescind the decision of the FTCJ with the Tokyo High Court in July 2009, accordingly.

Asbestos-related lawsuits

Since the middle of the year 2005, with the asbestos issue becoming an object of public concern in Japan, seven asbestos-related lawsuits were filed against the Company, or the Japanese Government and asbestos-related companies including the Company and the aggregate amount of claims is ¥15,196 million. The four lawsuits concerning an aggregate 388 construction workers who suffered from asbestos-related diseases consist mostly of the aggregate amount of seven claims and defendants of these four lawsuits are the Japanese Government and 46 asbestos-related companies including the Company. Other three lawsuits are not material.

The Company does not have cost-sharing arrangements with other potentially responsible parties for these lawsuits. These asbestos-related lawsuits are all pending, and there have been no claim dismissed, settled, or otherwise resolved. There was not any amount of damages paid out and no accruals. The aggregate costs of administering and litigating the claims are immaterial as of the date of filing of this annual report. The time frame is not available over which presently unrecognized amount may be paid out.

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

	TSE price per share of common stock		NYSE price per ADS (5 common shares)
	High	Low	High		Low
Annual Highs and Lows

2006	¥1,295	¥517	$55	21	$24	20
2007	1,379	897	60	60	38	51
2008	1,162	575	48	30	28	34

Quarterly Highs and Lows

2009
1 st quarter	¥918	¥612	$43	41	$31	00
2 nd quarter	811	614	35	81	28	91
3 rd quarter	669	328	36	29	17	72
4 th quarter	667	423	36	79	22	51

2010
1 st quarter	¥835	¥540	$42	97	$27	66
2 nd quarter	872	707	46	25	38	20
3 rd quarter	881	683	48	69	38	27
4 th quarter	945	761	51	08	42	63

Monthly Highs and Lows

November, 2009	¥795	¥690	$44	99	$38	59
December	881	751	48	69	45	02
January, 2010	945	811	51	08	44	51
February	847	773	46	93	42	63
March	868	761	47	09	43	00
April	893	801	47	81	42	95
May	807	690	44	60	38	01

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

Directors

Each Director (other than an outside Director) has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Corporate Law, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The maximum aggregate amounts of remunerations for the Company’s Directors and those of the Company’s Corporate Auditors must be approved at a general meeting of shareholders, respectively. The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum aggregate amounts of remunerations. The remunerations for Directors are determined at the meeting of the Board of Directors based on the report of the Compensation Council within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of operating results, compensation levels of other companies, wage level of employees. The Compensation Council is composed of Representative Directors excluding the President and executive officers in charge of indirect departments. The report of the Compensation Council is submitted to the meeting of the Board of Directors after the approval of the President. The remunerations for Corporate Auditors are determined upon consultation among Corporate Auditors within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of the roles of the respective Corporate Auditors.

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

Under the Corporate Law and the Book-entry Transfer Act, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against the Company, a shareholder must have its name and address registered in the Company’s register of shareholders. Under the central book-entry transfer system, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act and the Company’s Share Handling Regulations, including their names and addresses, and the registration on the register of shareholders is made upon receipt by the Company of necessary information from JASDEC (as described in “— Record date”). On the other hand, in order to assert, directly against the Company, shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights including the right to propose a matter to be considered at a general meeting of shareholders, except for shareholders’ rights to request the Company to purchase or sell shares constituting less than a full unit (as described in “—Unit share system”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information including the name and address of such shareholder to the Company. Thereafter, such shareholder is required to present the Company with a receipt of the request of the notice in accordance with the Company’s Share Handling Regulations. Under the Book-entry Transfer Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above has been given.

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

As of March 31, 2010, 1,285,919,180 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value. All issued shares of the Company are fully-paid and non-assessable.

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

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock of the Company held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors, as the case may be, authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors, as the case may be, grant a right to the shareholders to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “— Voting Rights” with respect to a “special resolution”).

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

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The price of the shares of common stock generally goes ex-dividend on the second business day prior to the record date for dividends.

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

(A + B + C + D) – (E + F + G)

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

When a stock split is to be made, the Company must give public notice of the stock split, specifying the record date thereof, at least two weeks prior to such record date. Under the central book-entry transfer system operated by JASDEC, the Company must also give notice to JASDEC regarding a stock split at least two weeks prior to the relevant effective date. On the effective date of the stock split, the number of shares recorded in all accounts held by the Company’s shareholders at account managing institutions or JASDEC will be increased in accordance with the applicable ratio.

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

If the Company’s Articles of Incorporation so provide, any of the minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened.

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

The Corporate Law and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a corporate auditor;

(5)	the exemption of liability of a director, corporate auditor or accounting auditor to the amounts set forth in the Corporate Law;

(6)	a reduction of stated capital with certain exceptions in which only a regular shareholder’s resolution described above is required or a shareholder’s resolution is not required;

(7)	a distribution of in-kind dividends which meets certain requirements;

(8)	dissolution, merger, consolidation or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

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

Issue of additional shares and pre-emptive rights

Holders of the Company’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. In the case of an issuance or transfer of the Company’s shares of Common Stock or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative opinion from a person independent of our management is generally required pursuant to the regulations of the Japanese stock exchanges. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the second business day prior to a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Acquisition by the Company of its common stock

Under the Corporate Law and the Company’s Articles of Incorporation, the Company may acquire its own shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special shareholders resolution), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which the Company’s shares of Common Stock listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

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

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares (with voting rights) held by such holder and the issuer’s total issued share capital. Any such report shall be filed with the Director General of the relevant Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (EDINET) system. Copies of such report must also be furnished to the issuer of such shares.

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

D. Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan and its related cabinet orders and ministerial ordinances (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than the Japanese yen.

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank or financial instruments business operator licensed or registered under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of the Company) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company on or before the 15 th day of the month following the month in which such acquisition was made. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain business designated by the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

Dividends and capital gains

Generally, non-resident Holders are subject to Japanese withholding tax on dividends paid by Japanese corporations. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves are not, in general, subject to Japanese income tax.

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is 20 percent. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to non-resident Holders, except for any individual shareholder who holds 5 percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2011, and (ii) 15 percent for dividends due and payable on or after January 1, 2012. At the date of this annual report, Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, and 10 percent under the income tax treaties with Australia, France, the United Kingdom and the United States).

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

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder of the Company’s shares of Common Stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit, through the withholding agent, an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance to the relevant tax authority before payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits 2 Application Forms (one before payment of dividends, the other within 8 months after the record date concerning such payment of dividends) together with certain other documents. To claim this reduced rate or exemption, any non-resident Holder holding ADRs evidencing ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale of shares of Common Stock of the Company or ADSs outside Japan by a non-resident Holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax. Eligible U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty, subject to a certain filing requirement under Japanese law.

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

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning Common Stock or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you own your Common Stock or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	certain insurance companies,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of the Company,

•	a person that holds Common Stock or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the Treaty, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the Common Stock or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Common Stock or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Common Stock or ADSs.

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

Dividends will be income from sources outside the United States and, depending on your circumstances, will generally be either “passive” or “general” for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Common Stock or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Common Stock or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

The following table provides information regarding the Company’s derivative financial instruments related to foreign exchange contracts as of March 31, 2010. All foreign exchange contracts have original maturities of less than one year.

Foreign Exchange Contracts (as of March 31, 2010)

	Yen	Millions of Yen
	Average contractual exchange rate	Contract Amounts	Fair Value
Sell U.S. Dollar, Buy Yen	91.75	¥25,231	¥(345)
Sell Euro, Buy Yen	126.68	8,741	125
Sell Thai Baht, Buy Yen	2.77	6,717	(223)
Others	—	1,215	(15)
		¥41,904	¥(458)

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

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2010. For finance receivables—net and long-term debt, these tables present annual maturities and fair value. For interest rate swap contracts and cross-currency interest rate swap contracts, the table presents weighed average rate and notional amount by expected maturity dates.

Finance Receivables—net excluding finance leases (as of March 31, 2010)

	Weighted Average Interest rate	Millions of Yen
		2011	2012	2013	2014	2015	2016 and thereafter	Total	Fair value
U.S. dollar	1.84%	¥66,093	¥52,000	¥36,659	¥20,261	¥2,772	¥1,186	¥178,971	¥177,815
Canadian dollar	6.00	12,276	9,013	5,730	3,381	1,546	446	32,392	34,206
		¥78,369	¥61,013	¥42,389	¥23,642	¥4,318	¥1,632	¥211,363	¥212,021

Long-term trade accounts receivable (as of March 31, 2010)

		Millions of Yen
	Weighted Average Interest rate	2011	2012	2013	2014	2015	2016 and thereafter	Total	Fair value
Japanese yen	0.49%	¥21,145	¥10,836	¥7,320	¥4,666	¥2,340	¥1,303	¥47,610	¥50,409

Long-term debt excluding capital lease obligations (as of March 31, 2010)

		Millions of Yen
	Weighted Average Interest rate	2011	2012	2013	2014	2015	2016 and thereafter	Total	Fair value
Japanese yen	1.21%	¥16,452	¥17,555	¥45,179	¥14,869	¥22,929	¥12,835	¥129,819	¥130,394
U.S. dollar	1.96	46,198	64,693	29,390	2,209	2,208	—	144,698	144,802
Others	3.40	5,659	11,349	17,018	170	66	—	34,262	34,062
		¥68,309	¥93,597	¥91,587	¥17,248	¥25,203	¥12,835	¥308,779	¥309,258

Interest Rate Swap Contracts (as of March 31, 2010)

	Millions of Yen, except rates
	2011	2012	2013	2014	2015	2016 and thereafter	Total	Fair value
Notional amounts (Yen)	¥16,500	¥14,500	¥12,500	¥12,500	¥5,500	—	¥61,500	¥(195)
Average pay rate	1.11%	1.08%	1.06%	1.06%	1.04%	—	1.08%	—
Average receive rate	0.56%	0.56%	0.52%	0.52%	0.61%	—	0.55%	—

Notional amounts (U.S. dollar)	¥80,500	¥57,500	¥16,100	¥2,300	—	—	¥156,400	¥(2,241)
Average pay rate	3.90%	3.41%	2.77%	2.27%	—	—	3.58%	—
Average receive rate	0.53%	0.56%	1.06%	0.85%	—	—	0.60%	—

Notional amounts (Can$)	¥4,136	¥1,760	¥528	¥88	—	—	¥6,512	¥(190)
Average pay rate	4.39%	4.47%	4.50%	4.52%	—	—	4.42%	—
Average receive rate	0.40%	0.40%	0.40%	0.40%	—	—	0.40%	—

Notional amounts (Other)	¥3,312	¥3,312	—	—	—	—	¥6,624	¥(138)
Average pay rate	4.63%	4.63%	—	—	—	—	4.63%	—
Average receive rate	1.98%	1.98%	—	—	—	—	1.98%	—

Cross-Currency Interest Rate Swap Contracts (as of March 31, 2010)

	Millions of Yen, except rates
	2011	2012	2013	2014	2015	2016 and thereafter	Total	Fair value
Receive Yen, Pay Thai Baht
Notional amounts (Yen)	¥24,000	¥24,000	¥20,000	¥6,000	¥6,000	—	¥80,020	¥(1,352)
Average pay rate	4.04%	4.02%	1.84%	2.12%	0.26%	—	3.06%	—
Average receive rate	1.07%	1.06%	0.56%	0.70%	0.08%	—	0.84%	—

Receive USD, Pay Thai Baht
Notional amounts (U.S. dollar)	¥14,720	¥14,720	¥14,720	¥5,520	¥5,520	—	¥55,200	¥(512)
Average pay rate	3.85%	3.85%	3.49%	3.00%	1.11%	—	3.40%	—
Average receive rate	0.90%	0.90%	0.80%	0.59%	0.22%	—	0.78%	—

Receive Yen, Pay Canadian dollar
Notional amounts (Yen)	¥5,000	¥5,000	¥5,000	—	—	—	¥15,000	¥(752)
Average pay rate	4.07%	4.07%	2.03%	—	—	—	3.39%	—
Average receive rate	0.70%	0.70%	0.36%	—	—	—	0.59%	—

Equity Price Risk

The Company holds available-for-sale securities included in investments. These securities are exposed to changes in equity price risks arising from changes in market prices for such securities. The Company does not hold marketable securities for trading purposes. The following table discloses the cost, fair value and unrealized holding gains and losses on marketable equity securities at March 31, 2010:

	Millions of Yen
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Available-for-sale:
Equity securities of financial institutions	¥24,422	¥44,186	¥19,775	¥11
Other equity securities	16,080	54,985	38,946	41

	¥40,502	¥99,171	¥58,721	¥52

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and charges payable by a holders of ADSs

The Company has appointed JP Morgan Chase Bank, N.A. as its depositary pursuant to its American Depositary Receipt program for the Company.

In accordance with the terms of the Amended and Restated Deposit Agreement, JP Morgan Chase Bank, N.A. may charge holders of the Company’s American Depositary Shares (“ADSs”), either directly or indirectly, fees or charges up to the amounts described below.

Category (as defined by SEC)	Depositary Actions	Associated Fee	To whom the fees or charges are paid

• Depositing or substituting the underlying shares

Issuance of ADSs against the deposit of shares, including deposits and issuances in respect of:

•    Share distributions, stock split, rights, merger

•    Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities

		$5.00 for each 100 ADSs (or portion thereof) Evidenced by the new American Depositary Receipts (“ADRs”) delivered	JP Morgan Chase Bank, N.A

• Receiving or distributing Dividends	Distribution of dividends	$0.02 or less per ADS	JP Morgan Chase Bank, N.A

• Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)	JP Morgan Chase Bank, N.A
• Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion there of ) evidenced by the ADRs surrendered	JP Morgan Chase Bank, N.A

• Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts	$1.50 per ADR Certificate	JP Morgan Chase Bank, N.A

• General depositary services

Expenses incurred on behalf of Holders in connection with

•    Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•    The depositary’s or its custodian’s compliance with applicable law, rule or regulation

•    Stock transfer or other taxes and other governmental charges

•    Cable, telex, facsimile transmission/delivery

•    Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•    Any other charge payable by depositary or its agents

		Payable by Holders or persons depositing Shares or Holders withdrawing Deposited Securities.	JP Morgan Chase Bank, N.A

Fees and payments made by the Depositary to the issuer

There were no fees and other direct and indirect payments made by the depositary to the Company in the fiscal year ended March 31, 2010.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended,) as of March 31, 2010. Based on that evaluation, the Company’s chief executive and chief financial officers concluded that the disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for the Company.

Management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2010 using the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2010.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu LLC, has issued an audit report on the Company’s internal control over financial reporting. Their report appears on page F-3 of the attached Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the fiscal year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Our Code of Ethics is attached as an exhibit to this annual report (exhibit11.1).

Item 16C. Principal Accountant Fees and Services

Fees and Services of Principal Accountant

The following table discloses the aggregate fees accrued or paid to principal accountant and associated entities for each of the last two fiscal years:

	Millions of yen
	2010	2009
Audit Fees	¥576	¥623
Audit-Related Fees	3	3
Tax Fees	104	121
All Other Fees	20	40

Total	¥703	¥787

Audit Fees include fees charged for professional services rendered for audits of the Company’s semi-annual and annual consolidated financial statements, statutory audits of the Company and its subsidiaries.

Audit-Related Fees include fees charged for consultations concerning financial accounting and reporting standards.

Tax Fees include fees charged for services related to tax compliance, including the preparation of tax returns and claims for refund, tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All Other Fees include fees charged for services rendered with respect to consultation relating to improvements in the Company’s internal controls. Services rendered by principal accountant and associated entities did not include design, development, and/or implementation of the Company’s internal controls

Policies for Pre-Approval of Audit and Non-Audit Services rendered by Independent Registered Public Accounting Firm

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the Company’s purchases of its common stock during fiscal 2010:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2009 – April 30, 2009	9,848	590.42	0	0
May 1, 2009 – May 31, 2009	8,552	625.18	0	0
June 1, 2009 – June 30, 2009	6,712	704.93	0	0
July 1, 2009 – July 31, 2009	4,880	781.14	0	0
August 1, 2009 – August 31, 2009	2,624	792.24	0	0
September 1, 2009 – September 30, 2009	2,804	757.06	0	0
October 1, 2009 – October 31, 2009	4,933	724.45	0	0
November 1, 2009 – November 30, 2009	3,810	729.15	0	0
December 1, 2009 – December 31, 2009	111,629	846.57	0	0
January 1, 2010 – January 31, 2010	36,850	885.88	0	0
February 1, 2010 – February 28, 2010	17,334	824.83	0	0
March 1, 2010 – March 31, 2010	23,627	813.27	0	0

Total	233,603	—	0	—

Note:	All purchases other than purchases publicly announced were made as a result of holders of shares less than one unit, which is 1,000 shares of common stock, requesting the Company to purchase shares that are a fraction of a unit in accordance with the Corporate Law.

Item 16F. Changes in Registrant’s Certifying Accountant.

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

Under the Corporate Law of Japan and relevant laws and ordinances (collectively, the “Corporate Law of Japan”), Japanese joint stock corporations (kabushiki kaisha) with the board of directors and the accounting auditor (kaikei-kansanin) may elect to structure their corporate governance system to be either that of a company with corporate auditors (kansayaku secchigaisha) or that of a company with specified committees (iinkai secchigaisha). The Company is currently a company with corporate auditors, and does not have specified committees.

As a company with corporate auditors, the Company is not required under the Corporate Law of Japan to have outside directors who meet any independence requirements under the Corporate Law of Japan on its board of directors. However, the Company has two Outside Directors. An “outside director” is defined as a director of the company who does not engage or has not engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who does not serve or has not served as an executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. The tasks of supervising the administration of the Company’s affairs by the Directors are assigned not only to the Board of Directors but also to the Company’s Corporate Auditors, who are separate from the Company’s management, under the Corporate Law of Japan. The tasks of examining the Company’s financial statements are also assigned to the Company’s Corporate Auditors under the Corporate Law of Japan. All Corporate Auditors must meet certain independence requirements under the Corporate Law of Japan. At least half of the Company’s Corporate Auditors are required to be “outside” Corporate Auditors who must meet additional independence requirements under the Corporate Law of Japan. An outside corporate auditor is defined as a corporate auditor who has not served as a director, accounting counselor, executive officer, manager or any other employee of the company or any of its subsidiaries prior to the appointment. Currently, the Company has five Corporate Auditors, three of whom are Outside Corporate Auditors.

In addition, pursuant to recent amendments to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s)/corporate auditor(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside corporate auditors” (each of which terms is defined under the Corporate Law) who are unlikely to have any conflicts of interests with shareholders of the Company. Each of the Outside Directors and Outside Corporate Auditors of the Company satisfies the requirements for the “independent director/corporate auditor” under the regulations of the Japanese stock exchanges respectively. The definition of “independent director/corporate auditor” is different from that of the independent directors under the corporate governance standards of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Audit committee

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934. The audit committee must be composed entirely of independent directors, and the audit committee must have at least three members.

Under the corporate auditor system that the Company employs in Japan, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting auditor and on such accounting auditor’s audit reports, for the protection of the Company’s shareholders. Under the Corporate Law of Japan, the Company is required to have at least three corporate auditors. The Articles of Incorporation of the Company provide for no more than six corporate auditors. Currently, the Company has five corporate auditors. Each corporate auditor has a four-year term. In contrast, the term of each director of the Company is one year. With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, the Company relies on an exemption under paragraph (c) (3) of that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria.

Nominating /corporate governance committee

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.

Under the Corporate Law of Japan, the Company’s Directors must be elected at a general meeting of shareholders. Its Board of Directors does not have the power to fill its vacancies. The Company’s Corporate Auditors must also be elected and dismissed at a general meeting of shareholders. The Company’s Board of Directors must obtain the consent of its Board of Corporate Auditors in order to submit a proposal for election of a Corporate Auditor to a general meeting of shareholders. The Board of Corporate Auditors is also empowered to adopt a resolution requesting that the Company’s Directors submit a proposal for election of a Corporate Auditor to a general meeting of shareholders. All Corporate Auditors have the right to state their opinion concerning the election, dismissal and resignation of a Corporate Auditor at the general meeting of shareholders.

Compensation committee

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.

Under the Corporate Law of Japan, the maximum aggregate amounts of remunerations, for the Company’s Directors and those of the Company’s Corporate Auditors must be approved at a general meeting of shareholders, respectively. The Company must also obtain the approval at a general meeting of shareholders if the Company desires to change such maximum amount of remunerations. The remunerations for Directors are determined at the meeting of the Board of Directors based on the report of the Compensation Council within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of operating results, compensation levels of other companies, wage level of employees. The Compensation Council is composed of Representative Directors excluding the President and executive officers in charge of indirect departments. The report of the Compensation Council is submitted to the meeting of the Board of Directors after the approval of the President. The remunerations for Corporate Auditors are determined upon consultation among Corporate Auditors within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of the roles of the respective Corporate Auditors.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics for Senior Financial Officers of the Registrant (English translation)

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

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

KUBOTA CORPORATION

Date: June 18, 2010	By	/s/ Satoru Sakamoto
Satoru Sakamoto
Director and Managing Executive Officer (Principal Financial and Accounting Officer)

Attachment

Kubota Corporation

Five-Year Financial Summary

KUBOTA Corporation and Subsidiaries

(¥ in millions except per share amounts)
	2010	2009	2008	2007	2006
For the year:
Revenues	¥930,644	¥1,107,482	¥1,154,574	¥1,127,456	¥1,065,736
Ratio to previous year	84.0%	95.9%	102.4%	105.8%	107.2%
Cost of revenues	681,374	810,226	824,093	794,687	753,952
Selling, general, and administrative expenses	179,352	193,426	192,935	199,356	186,017
Other operating expenses	216	1,015	671	3,066	4,709
Operating income	69,702	102,815	136,875	130,347	121,058
Income from continuing operations	47,908	54,735	74,627	83,957	86,087
Income (loss) from discontinued operations, net of taxes	—	—	189	(1,286)	(115)
Net income	47,908	54,735	74,816	82,671	85,972
Net income attributable to Kubota Corporation:	42,326	48,064	68,026	76,457	81,034
Ratio to previous year	88.1%	70.7%	89.0%	94.4%	68.7%
Ratio to revenues	4.5%	4.3%	5.9%	6.8%	7.6%
At year-end:
Total assets	¥1,409,033	¥1,385,824	¥1,464,270	¥1,502,532	¥1,405,402
Working capital	380,590	321,971	303,177	240,417	241,786
Long-term debt	243,333	208,588	183,945	150,105	152,024
Net assets	671,619	616,243	691,327	695,706	635,382
Total Kubota Corporation shareholders’ equity	626,397	578,284	648,097	659,637	606,484
Per common share and per 5 common shares data:
Income from continuing operations attributable to Kubota Corporation per common share:
Basic	¥33.28	¥37.68	¥52.65	¥60.00	¥62.23
Diluted	33.28	37.68	52.65	60.00	61.76
Income from continuing operations attributable to Kubota Corporation per 5 common shares:
Basic	¥166.38	¥188.40	¥263.27	¥299.99	¥311.13
Diluted	166.38	188.40	263.27	299.99	308.57
Net income attributable to Kubota Corporation per common share:
Basic	¥33.28	¥37.68	¥52.80	¥59.01	¥62.14
Diluted	33.28	37.68	52.80	59.01	61.67
Net income attributable to Kubota Corporation per 5 common shares:
Basic	¥166.38	¥188.40	¥264.01	¥295.03	¥310.69
Diluted	166.38	188.40	264.01	295.03	308.34
Kubota Corporation shareholders’ equity per common share outstanding	¥492.51	¥454.60	¥506.09	¥510.75	¥466.71
Kubota Corporation shareholders’ equity per 5 common shares outstanding	¥2,462.55	¥2,273.02	¥2,530.44	¥2,553.74	¥2,333.55
Cash dividends per common share	¥14	¥15	¥13	¥11	¥9
Cash dividends per 5 common shares	¥70	¥75	¥65	¥55	¥45

Notes: 1.	Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.
2.	Cash dividends per common share are based on dividends paid during the year.
3.	In accordance with Accounting Standards Codification 810, “Consolidation”, the figures of the consolidated statements of income for the prior years have been reclassified to conform to the current year presentation.

Deloitte Touche Tohmatsu LLC Yodoyabashi Mitsui Building 4-1-1, Imabashi, Chuo-ku Osaka-shi, Osaka 541-0042 Japan Tel: +81 (6) 4560 6000 Fax: +81 (6) 4560 6001 www.deloitte.com/jp

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our report dated June 19, 2009, we expressed a qualified opinion, because certain information required by Accounting Standards Codification (“ASC”) 280, “Segment Reporting” was not presented in the consolidated financial statements for the years ended March 31, 2009 and 2008. As discussed in Note 1 to the consolidated financial statements, the Company has now presented the segment information required by ASC 280 for the years ended March 31, 2009 and 2008. Accordingly, our present opinion on the consolidated financial statements for the years ended March 31, 2009 and 2008, as expressed herein, is different from that expressed in our prior report on the previously issued consolidated financial statements for the years ended March 31, 2009 and 2008.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted a new accounting standard for noncontrolling interests during the year ended March 31, 2010.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 18, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

June 18, 2010

Member of Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu LLC Yodoyabashi Mitsui Building 4-1-1, Imabashi, Chuo-ku Osaka-shi, Osaka 541-0042 Japan Tel: +81 (6) 4560 6000 Fax: +81 (6) 4560 6001 www.deloitte.com/jp

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the internal control over financial reporting of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 of the Company and our report dated June 18, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of a new accounting standard for noncontrolling interests during the year ended March 31, 2010.

June 18, 2010

Member of Deloitte Touche Tohmatsu

Consolidated Balance Sheets

KUBOTA Corporation and Subsidiaries

(¥ in millions)
At March 31:	2010	2009
ASSETS

Current assets:
Cash and cash equivalents	¥111,428	¥69,505
Notes and accounts receivable:
Trade notes	57,412	65,429
Trade accounts	317,485	324,583
Less: Allowance for doubtful notes and accounts receivable	(2,821)	(2,512)
Short-term finance receivables—net	104,840	97,292
Inventories	172,323	207,401
Other current assets	60,161	54,648

Total current assets	820,828	816,346

Investments and long-term finance receivables:
Investments in and loan receivables from affiliated companies	15,945	14,511
Other investments	109,306	96,197
Long-term finance receivables—net	196,473	169,257

Total investments and long-term finance receivables	321,724	279,965

Property, plant, and equipment:
Land	89,664	90,479
Buildings	214,329	208,901
Machinery and equipment	358,354	361,323
Construction in progress	5,306	6,970

Total	667,653	667,673
Accumulated depreciation	(446,760)	(442,052)

Net property, plant, and equipment	220,893	225,621

Other assets:
Long-term trade accounts receivable	26,688	27,071
Other	19,670	37,680
Less: Allowance for doubtful non-current receivables	(770)	(859)

Total other assets	45,588	63,892

Total	¥1,409,033	¥1,385,824

(¥ in millions)
At March 31:	2010	2009
LIABILITIES AND EQUITY

Current liabilities:
Short-term borrowings	¥88,333	¥132,100
Trade notes payable	14,266	16,405
Trade accounts payable	143,683	163,222
Advances received from customers	3,397	6,306
Notes and accounts payable for capital expenditures	9,245	13,301
Accrued payroll costs	25,856	26,266
Accrued expenses	27,352	25,717
Income taxes payable	22,842	4,733
Other current liabilities	33,832	45,947
Current portion of long-term debt	71,432	60,378

Total current liabilities	440,238	494,375

Long-term liabilities:
Long-term debt	243,333	208,588
Accrued retirement and pension costs	40,177	56,591
Other long-term liabilities	13,666	10,027

Total long-term liabilities	297,176	275,206

Commitments and contingencies
Equity:
Kubota Corporation shareholders’ equity:
Common stock, authorized 1,874,700,000 shares in 2010 and 2009, respectively issued 1,285,919,180 shares in 2010 and 2009, respectively	84,070	84,070
Capital surplus	89,241	93,150
Legal reserve	19,539	19,539
Retained earnings	477,303	452,791
Accumulated other comprehensive loss	(34,491)	(62,184)
Treasury stock (14,072,545 shares and 13,856,291 shares in 2010 and 2009, respectively), at cost	(9,265)	(9,082)

Total Kubota Corporation shareholders’ equity	626,397	578,284

Noncontrolling interests	45,222	37,959

Total equity	671,619	616,243

Total	¥1,409,033	¥1,385,824

See notes to consolidated financial statements.

Consolidated Statements of Income

KUBOTA Corporation and Subsidiaries

(¥ in millions except per share amounts)
For the years ended March 31:	2010	2009	2008
Revenues	¥930,644	¥1,107,482	¥1,154,574
Cost of revenues	681,374	810,226	824,093
Selling, general, and administrative expenses	179,352	193,426	192,935
Other operating expenses	216	1,015	671

Operating income	69,702	102,815	136,875

Other income (expenses):
Interest and dividend income	3,381	4,822	4,472
Interest expense	(2,127)	(2,664)	(986)
Gain (loss) on sales of securities—net	1,821	(116)	704
Valuation loss on other investments	(143)	(8,618)	(6,715)
Foreign exchange gain (loss)—net	2,894	(11,525)	(9,043)
Other—net	(2,045)	(1,455)	(2,730)

Other income (expenses), net	3,781	(19,556)	(14,298)

Income from continuing operations before income taxes and equity in net income of affiliated companies	73,483	83,259	122,577

Income taxes:
Current	28,540	23,637	43,929
Deferred	(2,563)	5,109	4,115

Total income taxes	25,977	28,746	48,044

Equity in net income of affiliated companies	402	222	94

Income from continuing operations	47,908	54,735	74,627

Income from discontinued operations, net of taxes	—	—	189

Net income	47,908	54,735	74,816

Less: Net income attributable to the noncontrolling interests	5,582	6,671	6,790

Net income attributable to Kubota Corporation	¥42,326	¥48,064	¥68,026

Net income attributable to Kubota Corporation per common share:
Basic and Diluted:
Continuing operations	¥33.28	¥37.68	¥52.65
Discontinued operations	—	—	0.15

Total	¥33.28	¥37.68	¥52.80

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

KUBOTA Corporation and Subsidiaries

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Net income	¥47,908	¥54,735	¥74,816

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	8,250	(61,832)	(563)
Unrealized gains (losses) on securities	11,761	(26,283)	(36,839)
Unrealized gains (losses) on derivatives	556	(1,512)	(126)
Pension liability adjustments	9,808	(13,945)	(16,405)

Total other comprehensive income (loss)	30,375	(103,572)	(53,933)

Comprehensive income (loss)	78,283	(48,837)	20,883

Less: Comprehensive income (loss) attributable to the noncontrolling interests	7,528	(3,540)	7,927

Comprehensive income (loss) attributable to Kubota Corporation	¥70,755	¥(45,297)	¥12,956

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

KUBOTA Corporation and Subsidiaries

(¥ in millions except shares of common stock outstanding)
	Kubota Corporation Shareholders’ Equity						Non- Controlling Interests	Total Equity
	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Treasury Stock at Cost
Balance at March 31, 2007 (1,291,513 thousands of shares)	¥84,070	¥93,150	¥19,539	¥376,815	¥86,247	¥(184)	¥36,069	¥695,706
Cumulative effect of adopting accounting for uncertainty in income taxes				261				261
Net income				68,026			6,790	74,816
Other comprehensive income (loss)					(55,070)		1,137	(53,933)
Cash dividends paid to Kubota Corporation shareholders, ¥13 per common share				(16,777)				(16,777)
Cash dividends paid to noncontriolling interests							(1,681)	(1,681)
Purchases and sales of treasury stock (less 10,909 thousands of shares)						(7,980)		(7,980)
Retirement of treasury stock				(4,398)		4,398		—
Increase in noncontrolling interests related to contribution							1,482	1,482
Changes in ownership interests in subsidiaries							(567)	(567)

Balance at March 31, 2008 (1,280,604 thousands of shares)	84,070	93,150	19,539	423,927	31,177	(3,766)	43,230	691,327
Net income				48,064			6,671	54,735
Other comprehensive loss					(93,361)		(10,211)	(103,572)
Cash dividends paid to Kubota Corporation shareholders, ¥15 per common share				(19,193)				(19,193)
Cash dividends paid to noncontriolling interests							(767)	(767)
Purchases and sales of treasury stock (less 8,541 thousands of shares)				(7)		(5,316)		(5,323)
Increase in noncontrolling interests related to contribution							14	14
Changes in ownership interests in subsidiaries							(978)	(978)

Balance at March 31, 2009 (1,272,063 thousands of shares)	84,070	93,150	19,539	452,791	(62,184)	(9,082)	37,959	616,243
Net income				42,326			5,582	47,908
Other comprehensive income					28,429		1,946	30,375
Cash dividends paid to Kubota Corporation shareholders, ¥14 per common share				(17,814)				(17,814)
Cash dividends paid to noncontriolling interests							(489)	(489)
Purchases and sales of treasury stock (less 216 thousands of shares)						(183)		(183)
Increase in noncontrolling interests related to contribution							2,109	2,109
Changes in ownership interests in subsidiaries		(3,909)			(736)		(1,885)	(6,530)

Balance at March 31, 2010 (1,271,847 thousands of shares)	¥84,070	¥89,241	¥19,539	¥477,303	¥(34,491)	¥(9,265)	¥45,222	¥671,619

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

KUBOTA Corporation and Subsidiaries

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Operating activities:
Net income	¥47,908	¥54,735	¥74,816
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	29,171	31,242	30,565
(Gain) loss on sales of securities—net	(1,821)	116	(704)
Valuation loss on other investments	143	8,618	6,715
(Gain) loss from disposal of fixed assets—net	118	(151)	925
Equity in net income of affiliated companies	(402)	(222)	(94)
Deferred income taxes	(2,563)	5,109	4,115
Change in assets and liabilities:
(Increase) decrease in notes and accounts receivable	20,380	(128,586)	31,750
(Increase) decrease in inventories	38,802	(35,636)	(6,656)
(Increase) decrease in interest in sold receivables	—	70,132	(6,763)
(Increase) decrease in other current assets	1,205	(21,322)	(13,309)
Decrease in trade notes and accounts payable	(22,780)	(19,771)	(23,311)
Increase (decrease) in income taxes payable	18,005	(7,008)	(10,842)
Increase (decrease) in other current liabilities	(9,896)	28,727	7,539
Increase (decrease) in accrued retirement and pension costs	467	(10,054)	(10,998)
Other	335	1,494	6,362

Net cash provided by (used in) operating activities	119,072	(22,577)	90,110

Investing activities:
Purchases of fixed assets	(26,621)	(32,959)	(35,735)
Purchases of investments and change in loan receivables	(389)	(5,908)	3,337
Proceeds from sales of property, plant, and equipment	1,182	2,961	115
Proceeds from sales and redemption of investments	9,101	261	490
Increase in finance receivables	(172,218)	(193,495)	(196,494)
Collection of finance receivables	150,368	154,935	155,202
Other	(4,822)	184	741

Net cash used in investing activities	(43,399)	(74,021)	(72,344)

Financing activities:
Proceeds from issuance of long-term debt	121,966	129,967	113,962
Repayments of long-term debt	(90,067)	(74,386)	(84,895)
Net increase (decrease) in short-term borrowings	(43,729)	54,619	(15,840)
Cash dividends	(17,814)	(19,193)	(16,777)
Purchases of treasury stock	(191)	(5,338)	(7,997)
Purchases of noncontrolling interests	(6,407)	—	—
Other	1,570	(809)	(133)

Net cash provided by (used in) financing activities	(34,672)	84,860	(11,680)

Effect of exchange rate changes on cash and cash equivalents	922	(7,541)	97

Net increase (decrease) in cash and cash equivalents	41,923	(19,279)	6,183
Cash and cash equivalents, beginning of year	69,505	88,784	82,601

Cash and cash equivalents, end of year	¥111,428	¥69,505	¥88,784

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

KUBOTA Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kubota Corporation (the “parent company”) and subsidiaries (collectively the “Company”) are one of Japan’s leading manufacturers of a comprehensive range of machinery and other industrial and consumer products, including farm equipment, engines, construction machinery, pipe-related products, environment-related products, and industrial castings.

The manufacturing operations of the Company are conducted primarily at 20 plants in Japan and at 10 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are sold both in Japan and in overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In September 2008, the Securities and Exchange Comission amended the foreign issuer reporting requirements to eliminate an option which permitted foreign private issuers to omit segment disclosures in accordance with U.S. GAAP. This amendment is effective for fiscal years ended on or after December 15, 2009, and was adopted by the Company in the year ended March 31, 2010 for all periods presented.

Principles of Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. The accounts of certain consolidated subsidiaries that have December 31 fiscal year-ends have been included in the March 31 consolidated financial statements. The accounts of variable interest entity (“VIE”) are included in the consolidated financial statements, as applicable.

The Company is involved with a VIE which engages in farming by water culture. The VIE has been consolidated since the Company is the primary beneficiary. Total assets of the VIE at March 31, 2010 were ¥219 million. There are no restrictions on the use of the VIE’s assets. Also, the creditors or beneficial interest holders of the consolidated VIE have no recourse to the general credit of the Company. The Company is not a primary beneficiary of the unconsolidated VIEs and does not hold any significant variable interests in these VIEs.

Intercompany items have been eliminated in consolidation.

Investments in affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies, but where the Company does not have a controlling financial interest are accounted for using the equity method.

Use of Estimates

Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Significant estimates and assumptions are used primarily in the area of inventory valuation, impairment of investments, collectability of notes and receivables, impairment of long-lived assets, accruals for employee retirement and pension plans, valuation allowance for deferred tax assets, uncertain tax positions, revenue recognition for long-term contracts, and loss contingencies. Actual results could differ from those estimates.

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

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Time deposits with original maturities of three months or less amounting to ¥24,230 million, ¥4,022 million, and ¥3,915 million, respectively, were included in cash and cash equivalents at March 31, 2010, 2009, and 2008,.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average-cost method.

Investments

The Company classifies all its marketable equity securities as available for sale and carries them at fair value with a corresponding recognition of the net unrealized holding gains or losses (net of tax) as an item of other comprehensive income (loss) in equity. The fair values of those securities are determined based on quoted market prices.

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

Allowance for Doubtful Receivables

The Company provides an allowance for doubtful notes and receivables. The allowance for these doubtful receivables is based on historical collection trends and management’s judgement on the collectability of these accounts. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any required adjustment to the allowance is reflected in current operations.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation expenses related to manufacturing activities are included in cost of revenues, and the other depreciation expenses are classified in selling, general, and administrative expenses. Depreciation of those assets is principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives range from 10 to 50 years for buildings and from 2 to 14 years for machinery and equipment.

Long-Lived Assets

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

Retirement and Pension Plans

The funded status of the Company’s defined benefit pension plans and severance indemnity plans are recognized as an asset or a liability in the consolidated balance sheets with a corresponding adjustment to pension liability adjustment in accumulated other comprehensive income (loss), net of tax. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at March 31, the measurement date.

The Company amortizes the prior service costs (benefits) due to the amendments of the benefit plans over the average remaining service period of the participants at the time of amendments. The Company immediately recognizes net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, while the portion between 10% and 20% is amortized over the average participants’ remaining service period.

Income Taxes

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

Sales Tax

Revenues are presented exclusive of sales tax.

Revenue Recognition

The Company recognizes revenue related to product sales when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. The Company records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions, and volume-based rebates.

The sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer for short-term contracts, and recorded under the percentage-of-completion method of accounting for long-term contracts. (See Note 9. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS.) Estimated losses on sales contracts are charged to income in the period in which they are identified. The percentages of revenues to consolidated revenues for the years ended March 31, 2010, 2009, and 2008 that pertain to long-term contracts were 2.1%, 1.9%, and 1.7%, respectively.

Housing real estate sales are recorded when the title is legally transferred to the customer in accordance with the underlying contract and real estate laws and regulations.

In October 2007, Kubota Maison Co., Ltd., subsidiary of housing real estate, was excluded from consolidated subsidiaries and became an affiliated company. As a result, there were no housing real estate sales for the year ended March 31, 2010 and 2009. The percentage of revenues to consolidated revenues for the years ended March 31, 2008 that pertain to housing real estate sales was 0.3%.

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

(See Note 18. COMMITMENTS AND CONTINGENCIES.)

Derivative Financial Instruments

All derivatives are recognized in the consolidated balance sheets at fair value and are reported in other current assets, other assets, other current liabilities, or other long-term liabilities.

On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions. The Company considers its hedges to be highly effective in offsetting changes in cash flows of hedged items, because the currency, index of interest rates, amount, and terms of the derivatives correspond to those of the hedged items in accordance with the Company’s policy.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of changes in the fair value of derivatives is immediately recorded in earnings.

The Company also uses derivatives not designated as cash flow hedges in certain relationships for economic purposes. Changes in the fair value of derivatives not designated are reported in earnings immediately.

Fair Value Measurement

Certain assets and liabilities that fall within the scope of the fair value measurements are classified into three levels.

Level 1	–	Quoted prices in active markets for identical assets or liabilities.

Level 2	–	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3	–	Unobservable inputs for the assets or liabilities. These are measured using entity’s own assumptions and inputs that are reasonably available or inputs many market participants use with reasonable confidence because observable inputs are not available due to lack of similar assets or liabilities in active markets or inappropriate market price by a decline of liquidity.

Securitization of Receivables

The Company sold trade receivables to investors through independent securitization trusts until the year ended March 31, 2009. At the time the receivables are sold to the securitization trusts, the balances are removed from the consolidated balance sheets of the Company. The investment in the sold receivables pool is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. The gain or loss for each qualifying sale of receivables is determined based on book value allocated to the portion sold. If forecasted future cash flows result in an other-than-temporary decline in the fair value of the retained interests, then an impairment loss is recognized to the extent that the fair value is less than the carrying amount. Such losses would be included in the consolidated statements of income. The Company estimates fair value based on the present value of expected future cash flows less credit losses.

Discontinued Operations

The results of discontinued operations are reported as a separate line item in the consolidated statements of income under income (loss) from discontinued operations, net of taxes.

Net income attributable to Kubota Corporation per common share

Net income attributable to Kubota Corporation per common share is computed by dividing net income attributable to Kubota Corporation by the weighted-average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2010, 2009, and 2008 was 1,271,985,454, 1,275,574,702 and 1,288,336,590, respectively. There were no potentially dilutive shares outstanding for the years ended March 31, 2010, 2009, and 2008.

New Accounting Standards

In December 2007, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to business combinations. This standard requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires recognition of contingent consideration and capitalization of in-process research and development at fair values as well as expensing of acquisition-related costs as incurred. This standard is effective in fiscal years beginning after December 15, 2008 and was adopted by the Company on April 1, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations and financial position.

In December 2007, the FASB issued a new accounting standard related to noncontrolling interests in consolidated financial statements. This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective in fiscal years beginning after December 15, 2008 and was adopted by the Company on April 1, 2009. Upon the adoption of this standard, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Net income is classified and attributed between noncontrolling interests and Kubota Corporation in the consolidated statements of income, and related presentation of consolidated statements of cash flows and other consolidated financial statements has been changed. Amounts in the prior consolidated financial statements have been reclassified or adjusted to conform to the current presentation. In addition, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions. The adoption of this standard resulted in a ¥3,909 million decrease of capital surplus at March 31, 2010.

In December 2008, the FASB issued a new accounting standard related to employers’ disclosures about postretirement benefit plan assets. This standard requires more detailed disclosures about plan assets including investment allocation, each class of plan assets, valuation techniques used to measure the fair value of plan assets, and concentrations of risk within plan assets. This standard is effective for fiscal years ending after December 15, 2009 and was adopted by the Company for the year ended March 31, 2010. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations and financial position.

In May 2009, the FASB issued a new accounting standard related to subsequent events. This standard establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This standard is effective for interim or annual financial periods ending after June 15, 2009. In February 2010, the FASB amended this standard to remove the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. The Company adopted this standard for the first quarter ended June 30, 2009. The adoption of this standard did not have an impact on the Company’s consolidated result of operations and financial position.

In June 2009, the FASB issued the FASB Accounting Standards Codification (“ASC”). The ASC restructured the previous U.S. GAAP by providing the authoritative literature in a topical structure. The ASC is effective for interim and annual periods ending after September 15, 2009 and was adopted by the Company for the second quarter ended September 30, 2009. The adoption of the ASC did not have an impact on the Company’s consolidated results of operations and financial position.

In June 2009, the FASB issued a new accounting standard related to improvements to financial reporting by enterprises involved with VIE. This standard requires an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE. This standard also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. This standard is effective for fiscal years beginning after November 15, 2009. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2009, the FASB issued a new accounting standard related to investments in certain entities that calculate net asset value per share (or its equivalent). This standard creates a practical expedient to measure the fair value of an investment on the basis of the net asset value per share of the investment (or its equivalent) determined as of the reporting entity’s measurement date. This standard is effective for the interim and annual periods ending after December 15, 2009 and was adopted by the Company for the third quarter ended December 31, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations and financial position.

In October 2009, the FASB issued a new accounting standard related to revenue recognition for multiple-deliverable arrangements. This standard requires arrangement consideration be allocated to all deliverables using a selling price or estimated selling price and eliminates the residual method of allocation. This standard also requires additional qualitative and quantitative disclosures. This standard is effective for fiscal years beginning on or after June 15, 2010 and can be applied prospectively for revenue arrangements entered into or materially modified, or retrospectively for all prior periods. The Company is currently calculating the impact of the applying this standard on the consolidated financial statements.

2. INVENTORIES

Inventories are comprised of the following:

(¥ in millions)
At March 31:	2010	2009
Finished products	¥111,280	¥132,125
Spare parts	23,544	23,848
Work in process	22,498	31,165
Raw materials and supplies	15,001	20,263

	¥172,323	¥207,401

3. INVESTMENTS IN AND LOAN RECEIVABLES FROM AFFILIATED COMPANIES

Investments in and loan receivables from affiliated companies in which the Company has the ability to exercise significant influence over their operating and financial policies are comprised of the following:

(¥ in millions)
At March 31:	2010	2009
Investments	¥15,667	¥14,443
Loan receivables	278	68

	¥15,945	¥14,511

The following table presents a summary of financial information of affiliated companies:

(¥ in millions)
At March 31:	2010	2009
Current assets	¥55,958	¥68,841
Noncurrent assets	62,414	62,858

Total assets	118,372	131,699
Current liabilities	61,495	74,758
Noncurrent liabilities	19,441	20,794

Net assets	¥37,436	¥36,147

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Revenues	¥210,492	¥216,430	¥215,574
Cost of revenues	155,350	160,690	162,533
Net income	873	419	482

Trade notes and accounts receivable from affiliated companies at March 31, 2010 and 2009 were ¥24,827 million and ¥21,302 million, respectively.

Revenues from affiliated companies aggregated ¥65,246 million, ¥55,374 million, and ¥48,847 million for the years ended March 31, 2010, 2009, and 2008, respectively.

Cash dividends received from affiliated companies were ¥72 million, ¥46 million, and ¥31 million for the years ended March 31, 2010, 2009, and 2008, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥10,652 million and ¥9,719 million at March 31, 2010 and 2009, respectively.

4. OTHER INVESTMENTS

The following table presents the cost, fair value, and gross unrealized holding gains and losses for securities by major security type:

(¥ in millions)
	2010				2009
At March 31:	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥24,422	¥44,186	¥19,775	¥11	¥24,412	¥40,275	¥15,864	¥1
Other equity securities	16,080	54,985	38,946	41	17,665	40,653	23,304	316

	¥40,502	¥99,171	¥58,721	¥52	¥42,077	¥80,928	¥39,168	¥317

The following table presents the gross unrealized losses on, and related fair value of, the Company’s available-for-sale securities, aggregated by the length of time that individual investment securities have been in a continuous unrealized loss position:

(¥ in millions)
	2010				2009
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
At March 31:	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥22	¥11	¥—	¥—	¥2	¥1	¥—	¥—
Other equity securities	700	41	—	—	1,958	316	—	—

	¥722	¥52	¥—	¥—	¥1,960	¥317	¥—	¥—

For the years ended March 31, 2010, 2009, and 2008, valuation losses on other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥143 million, ¥8,618 million, and ¥6,715 million, respectively.

The following table presents proceeds from sales of available-for-sale securities and the gross realized gains and losses on these sales:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Proceeds from sales of available-for-sale securities	¥3,588	¥182	¥2,001
Gross realized gains	1,821	20	705
Gross realized losses	—	(132)	(1)

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥10,135 million and ¥15,269 million at March 31, 2010 and 2009, respectively. Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method. Each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

5. FINANCE RECEIVABLES

The Company provides retail finance and finance leases to customers mainly in order to facilitate sales of farm equipment and construction machinery.

Finance receivables—net are comprised of the following:

(¥ in millions)
At March 31:	2010	2009
Retail	¥211,875	¥218,745
Finance leases	106,774	59,442

Total finance receivables	318,649	278,187
Less:
Unearned income	(15,630)	(10,052)
Allowance for credit losses	(1,706)	(1,586)

Total finance receivables—net	301,313	266,549
Less: current portion	(104,840)	(97,292)

Long-term finance receivables—net	¥196,473	¥169,257

The following table presents the annual maturities of retail finance receivables and future minimum lease payments on finance leases:

(¥ in millions)
Years ending March 31:	Retail	Finance Leases
2011	¥78,568	¥32,413
2012	61,158	28,336
2013	42,488	21,548
2014	23,698	13,407
2015	4,328	6,897
2016 and thereafter	1,635	4,173

Total	¥211,875	¥106,774

There are no unguaranteed residual values related to finance leases at March 31, 2010.

The Company includes finance income and expenses in revenues and cost of revenues in the consolidated statements of income.

The following table presents the amounts of finance income and expenses included in revenues and cost of revenues:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Finance income	¥21,364	¥23,242	¥27,539
Finance expenses	10,029	11,578	15,363

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following table presents the changes in allowance for doubtful notes and accounts receivable:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Balance at beginning of year	¥2,512	¥1,983	¥2,011
Provision for doubtful accounts	636	1,041	482
Write-offs	(46)	(32)	(531)
Other	(281)	(480)	21

Balance at end of year	¥2,821	¥2,512	¥1,983

The following table presents the changes in allowance for doubtful non-current receivables:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Balance at beginning of year	¥859	¥981	¥2,811
Provision for doubtful accounts	59	50	140
Write-offs	(74)	(1)	(137)
Other	(74)	(171)	(1,833)

Balance at end of year	¥770	¥859	¥981

The following table presents the changes in allowance for finance receivables:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Balance at beginning of year	¥1,586	¥1,380	¥1,072
Provision for doubtful accounts	855	914	542
Write-offs	(327)	(308)	(133)
Other	(408)	(400)	(101)

Balance at end of year	¥1,706	¥1,586	¥1,380

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2010 consisted of notes payable to banks of ¥88,333 million. Short-term borrowings at March 31, 2009 consisted of notes payable to banks of ¥125,600 million and commercial paper of ¥6,500 million.

Stated annual interest rates on short-term borrowings ranged primarily from 0.50% to 4.78% and from 0.20% to 5.41% at March 31, 2010 and 2009, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2010 and 2009 were 1.5% and 3.1%, respectively.

Available committed lines of credit with certain banks at March 31, 2010 and 2009 totaled ¥20,000 million and ¥25,000 million, respectively. The terms of committed lines of credit are 1 year. The Company had no outstanding borrowings as of March 31, 2010 and 2009 related to committed lines of credit.

Long-term debt is comprised of the following:

(¥ in millions)
At March 31:	Due in years ending March 31:	2010	2009
Unsecured bonds:
Yen notes (fixed rate 1.20%)	2011	¥10,000	¥10,000
Yen notes (floating rate 0.83%)	2012	4,000	4,000
Yen notes (floating rate 0.92%)	2013	4,000	—
Yen notes (floating rate 0.91%)	2013	2,000	—
Yen notes (floating rate 0.65%)	2013	5,000	—
U.S.$ notes (floating rate 0.73%)	2013	4,600	—
Yen notes (fixed rate 1.54%)	2013	10,000	10,000
Yen notes (fixed rate 1.27%)	2013	10,000	10,000
Yen notes (fixed rate 1.53%)	2015	10,000	10,000
Loans, principally from banks and insurance companies, maturing on various dates through 2018:
Collateralized		24,216	37,320
Unsecured		224,963	181,125
Capital lease obligations		5,986	6,521

Total		314,765	268,966
Less: current portion		(71,432)	(60,378)

		¥243,333	¥208,588

Both fixed and floating rates were included in the interest rates of the long-term loans from banks and insurance companies. The weighted average rates at March 31, 2010 and 2009 were 2.0% and 2.9%, respectively.

The following table presents the annual maturities of long-term debt at March 31, 2010:

(¥ in millions)
Years ending March 31:
2011	¥71,432
2012	95,545
2013	92,329
2014	17,343
2015	25,258
2016 and thereafter	12,858

Total	¥314,765

Assets pledged as collateral are comprised of the following:

(¥ in millions)
At March 31:	2010	2009
Trade notes	¥—	¥2,061
Trade accounts	17,806	14,214
Short-term finance receivables	18,445	23,797
Other current assets *1	573	566
Long-term finance receivables	12,447	21,416
Property, plant, and equipment	6,233	8,782

Total	¥55,504	¥70,836

*1	Other current assets represent the restricted cash which are pledged as collateral in accordance with the terms of borrowing.

The above assets were pledged against the following liabilities:

(¥ in millions)
At March 31:	2010	2009
Short-term borrowings	¥20,751	¥28,233
Current portion of long-term debt	14,137	17,416
Long-term debt	10,079	19,904

Total	¥44,967	¥65,553

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

There are restrictive covenants related to its borrowings including clauses of the negative pledges, rating trigger and minimum net worth. The financial covenants are as follows: the rating trigger states that the Company shall keep or be higher than the “BBB–” rating by Rating and Investment Information, Inc. and the minimum net worth covenant states that the Company shall keep the amount of total equity of more than ¥405.0 billion on consolidated financial statement and more than ¥287.0 billion on separate financial statement of a parent company. The Company is compliant with those restrictive covenants at March 31, 2010.

8. RETIREMENT AND PENSION PLANS

The parent company and most subsidiaries mainly in Japan have defined benefit pension plans and/or severance indemnity plans covering substantially all of their employees. In the parent company and certain subsidiaries, employees who terminate their employment have the option to receive benefits in the form of a lump-sum payment or annuity payments from defined benefit pension plans. The benefits are mainly calculated based on accumulated “points” under the point-based benefits system. The “points” consist of “service period points” which are attributed to the length of service, “job title points” which are attributed to the job title of each employee, and “performance points” which are attributed to the annual performance evaluation of each employee.

Certain subsidiaries have defined contribution pension plans covering most of their employees.

Funded Status

The following table presents the funded status and the amounts recognized in the consolidated balance sheets:

(¥ in millions)
At March 31:	2010	2009
Funded status:
Benefit obligations	¥168,974	¥167,277
Fair value of plan assets	129,156	111,006

Funded status-net	¥(39,818)	¥(56,271)

Amounts recognized in the consolidated balance sheets:
Accrued retirement and pension costs	¥(40,177)	¥(56,591)
Prepaid expenses for benefit plans, included in other assets	359	320

Amounts recognized in the consolidated balance sheets-net	¥(39,818)	¥(56,271)

The following table presents the amounts recognized in accumulated other comprehensive income, before tax:

(¥ in millions)
At March 31:	2010	2009
Actuarial loss	¥24,192	¥41,371
Prior service benefit	(4,436)	(5,244)

Total recognized in accumulated other comprehensive income, before tax	¥19,756	¥36,127

The following table presents the projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets:

(¥ in millions)
At March 31:	2010	2009
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥166,643	¥165,625
Fair value of plan assets	126,466	109,034

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥165,148	¥164,556
Fair value of plan assets	125,074	109,034

Benefit Obligations

The following table presents the changes in benefit obligations, the balances of accumulated benefit obligations, and the weighted-average assumptions used in calculating benefit obligation:

(¥ in millions)
	2010	2009
Change in benefit obligations:
Benefit obligations at beginning of year	¥167,277	¥173,689
Service cost	5,933	5,944
Interest cost	3,646	3,730
Actuarial loss (gain)	3,729	(2,554)
Benefits paid (lump-sum payments)	(7,913)	(7,736)
Benefits paid (annuity payments)	(4,247)	(4,079)
Foreign currency exchange rate changes	549	(1,717)

Benefit obligations at end of year	¥168,974	¥167,277

Accumulated benefit obligations at March 31	¥168,377	¥166,850

Weighted-average assumptions used in calculating benefit obligation at March 31*1:
Discount rate	2.4%	2.5%

*1	The rate of compensation increase is not used in the calculations of benefit obligations under the point-based benefits system.

Plan Assets

The following table presents the changes in plan assets:

(¥ in millions)
For the years ended March 31:	2010	2009
Fair value of plan assets at beginning of year	¥111,006	¥130,360
Actual return on plan assets	13,064	(22,073)
Employer contributions	13,830	13,374
Benefits paid (lump-sum payments)	(5,053)	(4,819)
Benefits paid (annuity payments)	(4,247)	(4,079)
Foreign currency exchange rate changes	556	(1,757)

Fair value of plan assets at end of year	¥129,156	¥111,006

The Company’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which the Company considers permissible. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The Company’s target allocation is 40% equity securities, 58% debt securities, and 2% other investment vehicles, mainly consisting of cash and short-term investments and the general accounts of insurance company.

A large portion of the plan assets is managed by trust banks and investment advisors. Those fund managers are bound by the Company’s plan asset management guidelines which are established to achieve the optimized asset compositions in terms of the long-term overall plan asset management, and are measured against specific benchmarks.

To measure the performance of the plan asset management, the Company establishes bench mark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

The following table presents the fair value of plan assets by category at March 31, 2010:

(¥ in millions)
	Level 1	Level 2	Level 3	Total
Equity securities:
Financial institutions (Japanese companies)	¥6,805	¥—	¥—	¥6,805
Other industries (Japanese companies)	5,129	—	—	5,129
Pooled funds (Japanese companies) *1	—	20,284	—	20,284
Pooled funds (foreign companies) * [1]	—	22,764	—	22,764
Debt securities:
Pooled funds (Japanese issuers) *2	—	58,377	—	58,377
Pooled funds (foreign issuers) *3	—	10,998	—	10,998
Cash and short-term investments	1,056	1,509	—	2,565
General accounts of insurance company	—	1,717	—	1,717
Other assets * [4]	—	205	312	517

Fair value of plan assets	¥12,990	¥115,854	¥312	¥129,156

*1	These funds are invested in listed equity securities.
*2	These funds are invested in approximately 85% Japanese government and municipal bonds, and 15% Japanese corporate bonds.
*3	These funds are invested in foreign government bonds.
*4	This class includes the pooled funds which invest in private equity.

Plan assets are categorized by level based on the inputs used to measure the fair value of each asset.

The equity securities of financial institutions and other industries are valued at the closing price reported on the stock exchange on which the individual securities are traded. Pooled funds and the general accounts of insurance company are typically valued using the net asset value per share (“NAV”) provided by the administrator of the fund or insurance company. The NAV is based on the value of the underlying assets owned by the fund or insurance company, minus liabilities and divided by the number of shares or units outstanding. Cash and short-term investments are valued at their cost plus imputed interest. These assets were classified as Level 1 or Level 2 at March 31, 2010, depending on availability of quoted market prices.

The ending balance of, and the change in, the other assets categorized as Level 3 were not material for the year ended March 31, 2010.

Net Periodic Benefit Cost

The following table presents the components of the total net periodic benefit cost for the defined benefit pension plans and the severance indemnity plans:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Net periodic benefit cost:
Service cost	¥5,933	¥5,944	¥5,830
Interest cost	3,646	3,730	3,751
Expected return on plan assets	(2,200)	(2,428)	(3,023)
Amortization of prior service benefit	(808)	(808)	(808)
Amortization of actuarial loss	9,611	128	—

Total	¥16,182	¥6,566	¥5,750

Weighted-average assumptions used in calculating net periodic benefit cost *1 :
Expected return on plan assets	2.5%	2.5%	3.0%
Discount rate	2.5%	2.5%	2.5%

*1	The rate of compensation increase is not used in the calculations of net periodic benefit cost under the point-based benefits system.

The amortization of actuarial loss of ¥9,611million for the year ended March 31, 2010 contained the immediate recognition amount of net actuarial losses in excess of 20% of the projected benefit obligation. This actuarial loss was derived from significant decline on fair value of plan assets during the years ended March 31, 2009 and March 31, 2008 due to financial crisis.

The expected rate of return on plan assets is determined after considering several applicable factors including the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, the Company’s principal policy for plan asset management, and forecasted market conditions.

The following table presents the amounts recognized in other comprehensive income (loss), before tax, and the reclassification adjustments for the loss (benefit) realized in net income, before tax:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Actuarial gain (loss) recognized in other comprehensive income	¥7,712	¥(22,897)	¥(26,868)
Reclassification adjustment for prior service benefit realized in net income	(808)	(808)	(808)
Reclassification adjustment for actuarial loss realized in net income	9,611	128	—

Net recognized in other comprehensive income (loss), before tax	¥16,515	¥(23,577)	¥(27,676)

The following table presents the estimated prior service benefit and actuarial loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending March 31, 2011:

(¥ in millions)
Prior service benefit	¥(808)
Actuarial loss	472

Expected Cash Flows

The Company estimates contributions to its defined benefit pension plans for the year ending March 31, 2011, to be approximately ¥14,300 million.

The following table presents the total expected benefit payments to the participants of the defined benefit pension plans and the severance indemnity plans:

(¥ in millions)
Years ending March 31:
2011	¥12,477
2012	12,095
2013	12,140
2014	11,686
2015	11,687
2016-2020	50,238

9. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS

Long-term contracts accepted by the Company consist mainly of construction works with the Japanese national government and local governments, such as construction of environmental control plants and facilities for water supply. These contracts are generally completed within two to three years.

The contracts, which are fully executed before the commencement of construction projects, include the terms of the contract price, expected completion date and critical milestone dates, and acceptance inspections (e.g., performance tests and external appearance inspections). The contracts are legally enforceable and the parties are expected to perform their obligations under the contracts. The Company is able to develop reasonably dependable estimates of the total contract cost based on the construction order, that includes details on every single component unit, labor hour costs, and all overhead. Further, the Company believes that it is able to develop reasonably dependable estimates of the extent of progress towards completion of individual contracts and, therefore, the long-term contracts are accounted for using the percentage of completion method. Concerning the method of measuring the extent of progress toward completion, the Company uses the cost-to-cost method in measuring the extent of progress toward completion. In most cases, the Company’s contracts with customers include the delivery and installation of component units.

In the situation where an option or an addition which has separate content from an existing contract has occurred, it is treated as a separate contract. Otherwise, it is combined with the original contract. Additional contract revenue arising from any claims for customer-caused overruns or delays is recognized when the contract modification is approved by the customer. Any revisions in revenue, cost, and profit estimates or in measurements of the extent of progress toward completion are accounted for in the consolidated statements of income in the fiscal year in which those revisions are determined. A disclosure is made of the effect of such revisions in the financial statements, if significant.

The following table details the notes receivable and accounts receivable related to the long-term contracts accounted for under the percentage of completion method, by maturities:

(¥ in millions)
	2010			2009
At March 31:	Less than 1 year	1-2 years	Over 2 years	Less than 1 year	1-2 years	Over 2 years
Notes receivable	¥176	¥—	¥—	¥99	¥—	¥—
Accounts receivable	7,945	236	—	8,930	40	—

	¥8,121	¥236	¥—	¥9,029	¥40	¥—

A large portion of such receivables have already been billed to customers. The total aggregated amounts which had not been billed or were not billable were not material at March 31, 2010 and 2009. The total aggregated amounts subject to uncertainty were not material.

With respect to the inventories related to the long-term contracts, the aggregated amounts of manufacturing or production costs which exceed the aggregated estimate costs of all in-process, the total aggregated amounts subject to uncertainty, and advances received offset with inventories were not material at March 31, 2010 and 2009.

10. INCOME TAXES

Income from continuing operations before income taxes and equity in net income of affiliated companies and income taxes are comprised of the following:

(¥ in millions)
For the years ended March 31:	2010	2009	2008

Income from continuing operations before income taxes and equity in net income of affiliated companies:
Domestic	¥42,208	¥35,739	¥65,172
Foreign	31,275	47,520	57,405

Total	¥73,483	¥83,259	¥122,577

Income taxes:
Current—
Domestic	¥16,462	¥5,719	¥26,550
Foreign	12,078	17,918	17,379

	28,540	23,637	43,929

Deferred—
Domestic	(2,090)	7,073	3,537
Foreign	(473)	(1,964)	578

	(2,563)	5,109	4,115

Total	¥25,977	¥28,746	¥48,044

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

For the years ended March 31:	2010	2009	2008
Normal Japanese statutory tax rates applied to income from continuing operations before income taxes and equity in net income of affiliated companies	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Increase (decrease) in valuation allowance	(0.2)	0.4	0.1
Permanently nondeductible expenses *1	0.4	4.1	0.4
Nontaxable dividend income	(0.4)	(0.7)	(0.4)
Extra tax deduction on expenses for research and development	(2.8)	(0.5)	(1.7)
Reversal of taxes provided on unremitted earnings of foreign subsidiaries and affiliates *2	—	(8.3)	—
Other—net	(2.2)	(1.1)	0.2

Effective income tax rates applied to income from continuing operations before income taxes and equity in net income of affiliated companies	35.4%	34.5%	39.2%

*1	Permanently nondeductible expenses for the year ended March 31, 2009 consisted primarily of nondeductible surcharge expense of ¥2,958 million for the alleged violation of the Anti-Monopoly Law.
*2

Reversal of taxes provided on unremitted earnings of foreign subsidiaries and affiliates for the year ended March 31, 2009 amounting to ¥6,870 million was due to Japanese tax law revision related to the taxation of dividends from overseas subsidiaries and affiliates.

Net deferred tax assets are included in the consolidated balance sheets as follows:

(¥ in millions)
At March 31:	2010	2009
Other current assets	¥29,938	¥26,583
Other assets	4,199	16,683
Other current liabilities	(4)	(2)
Other long-term liabilities	(3,119)	(254)

Net deferred tax assets	¥31,014	¥43,010

The significant components of deferred tax assets and liabilities are as follows:

(¥ in millions)
At March 31:	2010	2009
Deferred tax assets:
Allowance for doubtful receivables	¥1,030	¥1,069
Intercompany profits	7,483	6,121
Adjustment of investment securities	8,334	8,445
Write-downs of inventories and fixed assets	1,404	1,988
Accrued bonus	5,847	5,938
Retirement and pension costs	19,115	25,960
Tax loss and credit carryforwards	4,025	3,991
Other temporary differences	21,737	21,086

Gross deferred tax assets	68,975	74,598
Less: valuation allowance	(1,509)	(1,631)

Net deferred tax assets	¥67,466	¥72,967

Deferred tax liabilities:
Adjustment of investment securities	¥25,554	¥17,570
Unremitted earnings of foreign subsidiaries and affiliates	7,284	5,878
Other temporary differences	3,614	6,509

Gross deferred tax liabilities	¥36,452	¥29,957

Deferral of income taxes relating to intercompany profits of ¥7,483 million and ¥6,121 million at March 31, 2010 and 2009 included in the above table is accounted for in accordance with ASC 810, “Consolidation.” The movements of ¥1,362 million, ¥(5,672) million, and ¥(547) million for the years ended March 31, 2010, 2009, and 2008 in such deferral of income taxes are presented as “Income taxes – Deferred” in the consolidated statements of income. The total amounts of deferred tax assets recorded in accordance with ASC 740, “Income Taxes” were ¥59,983 million and ¥66,846 million at March 31, 2010 and 2009, respectively.

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

The following table presents the reconciliation of the beginning and ending balances of the valuation allowance:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Balance at beginning of year	¥1,631	¥1,326	¥1,212
Addition	391	565	421
Deduction	(513)	(260)	(307)

Balance at end of year	¥1,509	¥1,631	¥1,326

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2010.

At March 31, 2010, the tax loss carryforwards in the aggregate amounted to ¥10,048 million, which are available to offset future taxable income, and will expire in the period from 2011 through 2017.

The following table presents the reconciliation of unrecognized tax benefits:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Balance at beginning of year	¥6,759	¥6,950	¥3,491
Gross increase for tax positions taken in prior years	26	31	3,535
Gross decrease for tax positions taken in prior years	(2,029)	(23)	(40)
Settlements	(4,534)	(108)	(11)
Lapse of statute of limitations	(27)	(15)	(9)
Other	5	(76)	(16)

Balance at end of year	¥200	¥6,759	¥6,950

The total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is not material at March 31, 2010, 2009, and 2008.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both interest and penalties accrued at March 31, 2010, 2009, and 2008, and interest and penalties included in income taxes for the years ended March 31, 2010, 2009, and 2008 were not material.

During the year ended March 31, 2008, the U.S. Internal Revenue Service (“IRS”) and the National Taxation Agency in Japan (“NTA”) reached an agreement on a bilateral Advance Pricing Agreement (“APA”), for which the Company had submitted requests with respect to certain intercompany transactions between related parties in U.S. and Japan. The Company accrued an estimated additional tax payment to the NTA of ¥6,500 million and ¥6,521 million in other long-term liabilities at March 31, 2009 and 2008, respectively, and recognized an estimated tax refund from the IRS of ¥4,647 million and ¥5,941 million in other assets at March 31, 2009 and 2008, respectively.

The Company accrued a tax payment to the NTA of ¥4,534 million in income taxes payable and recognized a tax refund from the IRS of ¥2,807 million in other current assets at March 31, 2010 by settling the related unrecognized tax benefits due to the expiration of the period covered by the APA. This difference between estimates and actual results is attributed to decline in operating profit ratio of the U.S. subsidiaries, and is included in Gross decrease for tax positions taken in prior year in the above table.

Based on the information available as of March 31, 2010, a change to the unrecognized tax benefits within the next 12 months is not material.

The Company files income tax returns in Japan, U.S., and various foreign tax jurisdictions. At March 31, 2010, the Company is no longer subject, with limited exception, to regular income tax examinations by the tax authorities for the years on or before March 31, 2008 in Japan, and for the years on or before December 31, 2001 in U.S., respectively. While the tax authority could conduct a transfer pricing examination for the years on and after April 1, 2001, the intercompany transactions between related parties in U.S. and Japan will not be subject to a tax examination since the Advance Pricing Agreement between U.S. and Japan has been agreed.

11. SHAREHOLDERS’ EQUITY

Dividends

The Corporate Law of Japan (the “Corporate Law”) permits companies to pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution of the shareholders meeting. Semiannual interim dividends may also be paid once a year upon resolution of the Board of Directors if the articles of incorporation of the companies so stipulate. For companies that meet certain criteria such as (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, (4) the term of service of the directors is one year rather than two years of normal term, and (5) prescribing that the Board of Directors may declare dividends in its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind). The Company meets all the above criteria.

The Corporate Law also provides certain limitations on the amounts available for dividends. Under the Corporate Law, the amount available for dividends is based on other retained earnings, less treasury stock, as recorded on the books of the parent company. At March 31, 2010, other retained earnings, less treasury stock, recorded on the parent Company’s books of account were ¥218,109 million.

Purchase of Treasury Stock

The Corporate Law also provides for companies to purchase treasury stock. Companies may purchase its treasury stock through market transactions by resolution of the Board of Directors if companies have prescribed so in its articles of incorporation. The Company meets this condition. The same limitations as dividends exist in the amount available for this purchase of treasury stock.

Increases/Decreases and Transfer of Common Stock, Reserve, and Surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as additional paid-in capital or as a legal reserve depending on the equity account charged upon the payment of such dividends until the total of additional paid-in capital and legal reserve equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, capital surplus, legal reserve, and other retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders meeting.

Accumulated Other Comprehensive Income (Loss)

The following table presents the components of accumulated other comprehensive income (loss), net of taxes:

(¥ in millions)
At March 31:	2010	2009
Foreign currency translation adjustments	¥(42,215)	¥(47,887)
Unrealized gains on securities	21,050	9,322
Unrealized losses on derivatives	(1,592)	(2,162)
Pension liability adjustments	(11,734)	(21,457)

Total accumulated other comprehensive loss	¥(34,491)	¥(62,184)

Effects of Changes in Ownership Interests in Subsidiaries

The following table presents the effects of changes in Kubota Corporation’s ownership interests in its subsidiaries on Kubota Corporation shareholder’s equity for the year ended March 31, 2010:

(¥ in millions)
Net income attributable to Kubota Corporation	¥42,326

Transfers from (to) the noncontrolling interests:
Increase in capital surplus for purchases of noncontrolling interests	125
Decrease in capital surplus for purchases of noncontrolling interests	(3,828)
Decrease in capital surplus for changes in ownership interests in subsidiaries from other transactions	(206)

Net transfers to the noncontrolling interests	(3,909)

Change from net income attributable to Kubota Corporation and transfer to noncontrolling interests	¥38,417

12. OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the components of other comprehensive income (loss), including reclassification adjustments and tax effects:

(¥ in millions)
	2010			2009			2008
For the years ended March 31:	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥8,248	¥2	¥8,250	¥(62,293)	¥461	¥(61,832)	¥(1,794)	¥1,231	¥(563)
Reclassification adjustment for losses (gains) realized in net income	—	—	—	—	—	—	—	—	—

	8,248	2	8,250	(62,293)	461	(61,832)	(1,794)	1,231	(563)

Unrealized gains (losses) on securities:
Unrealized gains (losses) on securities arising during period	21,476	(8,718)	12,758	(53,868)	21,870	(31,998)	(68,025)	27,615	(40,410)
Reclassification adjustment for losses (gains) realized in net income	(1,678)	681	(997)	8,734	(3,019)	5,715	6,011	(2,440)	3,571

	19,798	(8,037)	11,761	(45,134)	18,851	(26,283)	(62,014)	25,175	(36,839)

Unrealized gains (losses) on derivatives:
Unrealized losses on derivatives arising during period	(1,310)	472	(838)	(2,378)	1,054	(1,324)	(916)	322	(594)
Reclassification adjustments for losses (gains) realized in net income	2,179	(785)	1,394	(316)	128	(188)	795	(327)	468

	869	(313)	556	(2,694)	1,182	(1,512)	(121)	(5)	(126)

Pension liability adjustments:
Pension liability adjustments arising during period	7,712	(3,133)	4,579	(22,897)	9,356	(13,541)	(26,868)	10,943	(15,925)
Reclassification adjustment for losses (gains) realized in net income	8,803	(3,574)	5,229	(680)	276	(404)	(808)	328	(480)

	16,515	(6,707)	9,808	(23,577)	9,632	(13,945)	(27,676)	11,271	(16,405)

Other comprehensive income (loss)	¥45,430	¥(15,055)	¥30,375	¥(133,698)	¥30,126	¥(103,572)	¥(91,605)	¥37,672	¥(53,933)

The following table presents the components of other comprehensive income (loss) attributable to Kubota Corporation and noncontrolling interests:

(¥ in millions)
	2010			2009			2008
For the years ended March 31:	Kubota Corporation	Non-controlling Interests	Total	Kubota Corporation	Non-controlling Interests	Total	Kubota Corporation	Non-controlling Interests	Total
Foreign currency translation adjustments	¥6,408	¥1,842	¥8,250	¥(51,789)	¥(10,043)	¥(61,832)	¥(1,425)	¥862	¥(563)
Unrealized gains (losses) on securities	11,728	33	11,761	(26,270)	(13)	(26,283)	(36,834)	(5)	(36,839)
Unrealized gains (losses) on derivatives	570	(14)	556	(1,512)	—	(1,512)	(485)	359	(126)
Pension liability adjustments	9,723	85	9,808	(13,790)	(155)	(13,945)	(16,326)	(79)	(16,405)

Other comprehensive income (loss)	¥28,429	¥1,946	¥30,375	¥(93,361)	¥(10,211)	¥(103,572)	¥(55,070)	¥1,137	¥(53,933)

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

Cash Flow Hedges

The accounting treatments of changes in the fair value of foreign exchange contracts and interest rate swap agreements depend on whether derivatives are designated as cash flow hedges. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income. As for foreign exchange contracts related to forecasted intercompany transactions, the amounts are subsequently reclassified into earnings when unrelated third party transactions occur. In the case of interest rate swaps, the amounts are reclassified into earnings when the related interest expense is recognized. The unrecognized net loss (net of tax) of approximately ¥ 1,019 million on derivatives included in accumulated other comprehensive income (loss) at March 31, 2010 will be reclassified into earnings within the next 12 months. The ineffective portion of changes in the fair value of derivatives is immediately recorded in earnings.

Derivatives Not Designated as Hedging Instruments

The Company uses derivatives not designated as cash flow hedges in certain relationships, such as a part of foreign exchange contracts, interest rate swap contracts, and cross-currency interest rate swap contracts, for economic purposes. Changes in the fair value of derivatives not designated are reported in earnings immediately.

Fair Values of Derivative Instruments

(¥ in millions)
	Other current assets		Other current liabilities		Other long-term liabilities
At March 31:	2010	2009	2010	2009	2010	2009
Derivatives designated as hedging instruments:
Foreign exchange contracts	¥14	¥—	¥—	¥139	¥—	¥—
Interest rate swap contracts	—	—	1,688	3,153	704	48
Cross-currency interest rate swap contracts	—	—	41	—	52	—

Total derivatives designated as hedging instruments	¥14	¥—	¥1,729	¥3,292	¥756	¥48

Derivatives not designated as hedging instruments:
Foreign exchange contracts	¥2	¥7	¥474	¥1,939	¥—	¥—
Interest rate swap contracts	—	—	230	223	142	511
Cross-currency interest rate swap contracts	—	—	1,032	72	1,491	137

Total derivatives not designated as hedging instruments	¥2	¥7	¥1,736	¥2,234	¥1,633	¥648

Total	¥16	¥7	¥3,465	¥5,526	¥2,389	¥696

Income Effect of Derivative Instruments

(¥ in millions)
	Gain (Loss) (before tax) Recognized in Other Comprehensive Income and Realized in Net Income
Derivative instruments in cash flow hedges	Effective Portion Recognized in OCI	Consolidated Statements of Income Line Item	Effective Portion Reclassified from Accumulated OCI to Net Income
For the year ended March 31, 2010:
Foreign exchange contracts	¥356	Revenues	¥203
Interest rate swap contracts	(1,495)	Interest expense	(2,304)
Cross-currency interest rate swap contracts	(171)	Interest expense	(78)

Total	¥(1,310)		¥(2,179)

For the three months ended March 31, 2009:
Foreign exchange contracts	¥(139)	Revenues	¥563
Interest rate swap contracts	(1,637)	Interest expense	(177)

Total	¥(1,776)		¥386

(¥ in millions)
	Gain (Loss) (before tax) Recognized in Net Income
Derivative instruments not designated as hedging instruments	Consolidated Statements of Income Line Item	Gain (Loss) Recognized in Net Income
For the year ended March 31, 2010:
Foreign exchange contracts	Foreign exchange gain (loss)—net	¥1,346
Interest rate swap contracts	Other—net	(175)
Cross-currency interest rate swap contracts	Other—net	(2,525)

Total		¥(1,354)

For the three months ended March 31, 2009:
Foreign exchange contracts	Foreign exchange gain (loss)—net	¥(5,026)
Interest rate swap contracts	Other—net	(340)
Cross-currency interest rate swap contracts	Other—net	(209)

Total		¥(5,575)

The amount of gain or loss related to the hedging ineffectiveness was not material for the year ended March 31, 2010.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments

The following table summarizes the carrying value and fair value of financial instruments:

(¥ in millions)
	2010		2009
At March 31:	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Finance receivables—net	¥211,363	¥212,021	¥217,503	¥223,508
Long-term trade accounts receivable	47,610	50,409	50,004	52,616
Financial liabilities:
Long-term debt	(308,779)	(309,258)	(262,445)	(261,891)

The fair value of finance receivables, long-term trade accounts receivable, and long-term debt is based on discounted cash flows using the current market rate. The carrying value of finance receivables—net at March 31, 2010 and 2009 in the table excludes finance leases. Long-term trade accounts receivable in the table includes the current portion, which is included in trade accounts receivable on the consolidated balance sheet.

The carrying value of cash and cash equivalents, notes and accounts receivable and payable (excluding the current portion of long-term trade accounts receivable), and short-term borrowings approximate the fair value because of the short maturity of those instruments. The carrying value and fair value of other investments and derivatives are disclosed in Note 15.

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

15. FAIR VALUE MEASUREMENTS

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis:

(¥ in millions)
At March 31:	Level 1	Level 2	Level 3	Total
2010:
Assets:
Available-for-sale securities:
Equity securities of financial institutions	¥44,186	¥—	¥—	¥44,186
Other equity securities	54,985	—	—	54,985
Derivatives:
Foreign exchange contracts	—	16	—	16

Total assets	¥99,171	¥16	¥—	¥99,187

Liabilities:
Derivatives:
Foreign exchange contracts	¥—	¥474	¥—	¥474
Interest rate swap contracts	—	2,764	—	2,764
Cross-currency interest rate swap contracts	—	2,616	—	2,616

Total liabilities	¥—	¥5,854	¥—	¥5,854

2009:
Assets:
Available-for-sale securities:
Equity securities of financial institutions	¥40,275	¥—	¥—	¥40,275
Other equity securities	40,653	—	—	40,653
Derivatives:
Foreign exchange contracts	—	7	—	7

Total assets	¥80,928	¥7	¥—	¥80,935

Liabilities:
Derivatives:
Foreign exchange contracts	¥—	¥2,078	¥—	¥2,078
Interest rate swap contracts	—	3,935	—	3,935
Cross-currency interest rate swap contracts	—	209	—	209

Total liabilities	¥—	¥6,222	¥—	¥6,222

Available-for-sale securities are valued using a quoted price for identical instruments in active markets. Derivatives are valued using observable market inputs from major international financial institutions.

16. SUPPLEMENTAL EXPENSE INFORMATION

The following table presents the amounts of research and development expenses, advertising costs, shipping and handling costs, and depreciation included in cost of revenues and selling, general, and administrative expenses:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Research and development expenses	¥25,241	¥26,290	¥24,784
Advertising costs	7,658	9,721	9,550
Shipping and handling costs	36,497	49,172	51,068
Depreciation	28,903	30,467	30,119

Other operating expenses for the year ended March 31, 2009 included a loss from impairment of fixed assets of ¥748 million.

Other operating expenses for the year ended March 31, 2008 included a loss from disposal of fixed assets of ¥925 million and a gain on disposal of business of ¥314 million resulting from a partial sale of the shares of a company which conducts condominium business.

17. SECURITIZATION OF RECEIVABLES

The Company sold trade receivables to investors through independent securitization trusts until the year ended March 31, 2009. The Company has no sold receivables at March 31, 2010 and 2009.

The Company recognized pretax losses resulting from the sales of trade receivables of ¥679 million and ¥3,008 million for the years ended March 31, 2009 and 2008, respectively. The Company recognized pretax gains resulting from the sales of finance receivables of ¥77 million for the year ended March 31, 2008.

The Company continued to service the receivables for a fee based on a percentage of the receivables transferred. The investors and the securitization trusts had no recourse to the Company’s assets for failure of debtors to pay when due. The amount of servicing assets or liabilities was not material at March 31, 2008.

The following table summarizes certain cash flows received from securitization trusts:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Proceeds from collections reinvested in revolving-period securitizations	¥—	¥55,561	¥160,468
Servicing fees received	—	230	413

18. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements. Leased assets under capital leases are comprised of the following:

(¥ in millions)
At March 31:	2010	2009
Machinery and equipment	¥11,633	¥12,415
Accumulated depreciation	(7,572)	(6,961)
Software	302	350

	¥4,363	¥5,804

Amortization expenses under capital leases for the years ended March 31, 2010, 2009, and 2008 were ¥4,550 million, ¥4,840 million, and ¥3,861 million, respectively.

The following table presents the annual maturities of future minimum lease commitments under capital and non-cancelable operating leases at March 31, 2010:

(¥ in millions)
Years ending March 31:	Capital Leases	Operating Leases
2011	¥3,201	¥1,088
2012	1,983	775
2013	753	647
2014	97	554
2015	55	263
2016 and thereafter	23	181

Total minimum lease payments	6,112	¥3,508

Less: amounts representing interest	(126)

Present value of net minimum capital lease payments	¥5,986

Capital lease obligations are included in the current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2010, 2009, and 2008 were ¥4,942 million, ¥5,281 million, and ¥5,619 million, respectively.

Commitments for capital expenditures outstanding at March 31, 2010 amounted to ¥1,616 million.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods of 1 year to 10 years. The maximum potential amount of undiscounted future payments of these financial guarantees at March 31, 2010 was ¥5,991 million. The fair value of these financial guarantees is not material and the probability of incurrence of a loss is remote.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a specified period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The following table presents the reconciliation of the beginning and ending balances of accrued product warranty cost:

(¥ in millions)
For the years ended March 31:	2010	2009
Balance at beginning of year	¥6,031	¥6,457
Addition	4,284	4,503
Utilization	(3,739)	(3,984)
Other	131	(945)

Balance at end of year	¥6,707	¥6,031

Accrued product warranty cost is included in other current liabilities in the consolidated balance sheets.

Legal Proceedings

The Company is subject to various legal actions arising in the ordinary course of business. The following is a summary of the significant legal proceedings.

(Anti-Trust)

In December 1999, the Company received a surcharge order from the Fair Trade Commission of Japan for a violation of the Anti-Monopoly Law relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. In June 2009, the Company received, as a result of the hearing procedure, the ultimate decision which ordered the Company to pay the surcharge of ¥ 7,072 million, and the Company paid the surcharge during the year ended March 31, 2010. However, the Company filed a revocation suit to the Tokyo High Court considering the ultimate decision unacceptable in July 2009.

The Company recorded the surcharge as selling, general, and administrative expenses for the year ended March 31, 2009 based on the preliminary decision of the commission.

(Asbestos-Related Lawsuits)

Since May 2007, the Company has been subject to seven asbestos-related lawsuits in Japan, which were filed against the Company or defendant party consisting of the Japanese Government and asbestos-related companies including the Company. The claims for compensation totaling ¥15,196 million consisted mostly of four lawsuits, which concerned a total of 388 construction workers who suffered from asbestos-related diseases, and were filed against the Japanese Government and 46 asbestos-related companies including the Company. The Company does not have any cost-sharing arrangements with other potentially responsible parties for these seven lawsuits.

The Company is not able to predict the ultimate outcome of these lawsuits or the timing of settlement due to inherent uncertainties in lawsuits.

Matters Related to Health Hazard of Asbestos

(Background)

Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, Japan, had produced asbestos-containing products. The Company decided to make voluntary consolation payments to certain residents in June 2005, and established the relief payment system in place of the consolation payment to the residents in April 2006. With regard to the current and former employees who suffered and are suffering from asbestos-related diseases, the Company will make the compensation which is not required by law but is made in accordance with the Company’s internal policies.

The Japanese government established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (Asbestos Law) in March 2006. This law was enacted for the purpose of promptly providing relief to the people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers’ Accident Compensation Insurance Law. The relief aid payments are contributed by the national government, municipal governments, and business entities. The contribution made by business entities includes a special contribution by the companies which operated a business closely related to asbestos, and commenced from the year ended March 31, 2008.

(Accounting for Asbestos-Related Expenses)

The Company expenses the consolation payments, the relief payments, and the compensation for employees, based on the Company’s accounting policies and procedures. The Company accrues in those cases where the conditions of loss contingencies are met. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) The recorded expenses totaled ¥503 million, ¥1,155 million, and ¥1,090 million for the years ended March 31, 2010, 2009, and 2008, respectively, which were included in selling, general, and administrative expenses. The Company accrued the asbestos-related expenses of ¥352 million, ¥721 million, and ¥968 million at March 31, 2010, 2009, and 2008, respectively. Though the Company believes that this amount appears to be a better estimate than any other amount within a reasonably estimable range of amounts, the additional exposure to loss in excess of this accrued amount of ¥760 million exists.

Since the Company has no basis or information to estimate the number of current and former employees and residents that are going to apply for payments, such payments are not included in the accrued amounts. The Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. However, the Company believes the asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations, financial position, and its liquidity.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the consolidated statements of cash flows is as follows:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Cash paid during the year:
Interest	¥9,614	¥12,768	¥12,875
Income taxes	15,336	38,472	56,535
Non-cash investing and financing activities:
Retirement of treasury stock	¥—	¥—	¥4,398
Obtaining assets by entering into capital leases capital lease	2,740	2,916	3,678

During the year ended March 31, 2010, the Company purchased noncontrolling interests reported in the Farm & Industrial Machinery segment. The Company retains the controlling interests before and after the transaction, the cash flow of which is classified in financing activities as Purchases of noncontrolling interests.

20. DISCONTINUED OPERATIONS

During the year ended March 31, 2007, Kubota Retex Corp., a subsidiary reported in the Social Infrastructure Segment, decided to liquidate and withdraw from the industrial waste treatment market. During the year ended March 31, 2008, the Company completed liquidation.

The following table presents the operating results of the discontinued operation for the year ended March 31, 2008:

(¥ in millions)
Revenues	¥—

Income from discontinued operations before income taxes	¥316
Income taxes	(127)
Income from discontinued operations	¥189

21. SEGMENT INFORMATION

The Company’s major operations comprise: Farm & Industrial Machinery; Water & Environment Systems; Social Infrastructure; and Other. The Farm & Industrial Machinery segment manufactures and distributes farm equipment, engines, and construction machinery. The Water & Environment Systems segment manufactures and distributes pipe-related products and environment-related products. The Social Infrastructure segment manufactures and distributes industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery, and air-conditioning equipment. The Other segment includes construction and other services.

The segments represent the components of the Company for which separate financial information is available that is utilized on a regular basis by the chief executive officer in determining how to allocate the Company’s resources and evaluate performance. The segments also represent the Company’s organizational structure principally based on the nature of products and services.

The accounting policies for the reporting segments are consistent with the accounting policies used in the Company’s consolidated financial statements.

Reporting Segments

Information by reporting segment is summarized as follows:

(¥ in millions)
For the years ended March 31:	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
2010:
Revenues:
External customers	¥616,726	¥222,949	¥63,293	¥27,676	¥—	¥930,644
Intersegment	77	611	2,710	14,091	(17,489)	—

Total	616,803	223,560	66,003	41,767	(17,489)	930,644

Operating income	¥60,485	¥19,723	¥2,699	¥2,629	¥(15,834)	¥69,702

Identifiable assets at March 31, 2010	¥930,480	¥186,768	¥65,519	¥42,246	¥184,020	¥1,409,033
Depreciation	18,489	6,033	1,933	552	1,896	28,903
Capital expenditures	14,820	5,969	1,992	741	2,516	26,038

2009:
Revenues:
External customers	¥754,416	¥234,275	¥86,480	¥32,311	¥—	¥1,107,482
Intersegment	52	1,748	2,872	14,085	(18,757)	—

Total	754,468	236,023	89,352	46,396	(18,757)	1,107,482

Operating income	¥103,831	¥3,121	¥8,004	¥1,812	¥(13,953)	¥102,815

Identifiable assets at March 31, 2009	¥899,104	¥206,793	¥73,947	¥45,225	¥160,755	¥1,385,824
Depreciation	20,040	6,062	1,953	485	1,927	30,467
Capital expenditures	24,072	5,285	1,988	618	1,374	33,337

2008:
Revenues:
External customers	¥793,654	¥224,697	¥96,929	¥39,294	¥—	¥1,154,574
Intersegment	16	1,312	2,889	13,971	(18,188)	—

Total	793,670	226,009	99,818	53,265	(18,188)	1,154,574

Operating income	¥132,961	¥3,744	¥11,657	¥3,379	¥(14,866)	¥136,875

Identifiable assets at March 31, 2008	¥932,231	¥211,577	¥80,420	¥39,381	¥200,661	¥1,464,270
Depreciation	19,791	5,879	1,933	423	2,093	30,119
Capital expenditures	26,798	4,750	2,408	478	729	35,163

(Notes)

1.	The unallocated corporate expenses included in “Adjustments” amounted to ¥15,834 million, ¥13,953 million, and ¥14,866 million for the years ended March 31, 2010, 2009, and 2008, respectively. The unallocated corporate assets included in “Adjustments” amounted to ¥190,282 million, ¥167,079 million, and ¥208,180 million at March 31, 2010, 2009, and 2008, respectively, which consisted mainly of cash and cash equivalents, investment securities, and corporate properties held or used by the administration departments of the parent company. “Adjustments” also included the elimination of intersegment transactions.
2.	The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income from continuing operations before income taxes and equity in net income of affiliated companies.
3.	Intersegment revenues are recorded at values that approximate market prices.

Revenues from External Customers by Product Groups

Information for revenues from external customers by product groups is summarized as follows:

(¥ in millions)
For the years ended March 31:	2010	2009	2008
Farm & Industrial Machinery:
Farm Equipment and Engines	¥561,165	¥671,292	¥677,074
Construction Machinery	55,561	83,124	116,580

	616,726	754,416	793,654

Water & Environment Systems:
Pipe-related Products	144,465	153,514	146,806
Environment-related Products	78,484	80,761	77,891

	222,949	234,275	224,697

Social Infrastructure	63,293	86,480	96,929
Other	27,676	32,311	39,294

Total	¥930,644	¥1,107,482	¥1,154,574

Geographic Segments

Information for revenues from external customers by destination and long-lived assets based on physical location are summarized as follows:

(¥ in millions)
	2010	2009	2008
Revenues from external customers by destination for the years ended March 31:
Japan	¥501,663	¥549,189	¥572,236
North America	174,371	274,151	329,495
Europe	67,791	108,742	125,388
Asia	148,589	139,069	93,014
Other Areas	38,230	36,331	34,441

Total	¥930,644	¥1,107,482	¥1,154,574

Long-lived assets based on physical location at March 31:
Japan	¥183,042	¥190,662	¥199,806
North America	20,210	21,442	26,889
Other Areas	17,641	13,517	11,378

Total	¥220,893	¥225,621	¥238,073

(Notes)

1.	Revenues from North America include those from the United States of ¥146,319 million, ¥236,473 million, and ¥281,590 million for the years ended March 31, 2010, 2009, and 2008, respectively.
2.	There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Supplemental Geographic Information

In addition to the disclosure required by U.S. GAAP, the Company provides the following supplemental information of revenues, cost of revenues and operating expenses, operating income, and identifiable assets based on physical location as required by Financial Instruments and Exchange Law of Japan, to which the Company is subject as a Japanese public company:

(¥ in millions)
For the years ended March 31:	Japan	North America	Europe	Asia	Other Areas	Total	Corporate & Eliminations	Consolidated
2010:
Revenues:
External customers	¥544,141	¥174,069	¥64,561	¥135,384	¥12,489	¥930,644	¥—	¥930,644
Intersegment	178,670	6,196	1,707	850	—	187,423	(187,423)	—

Total	722,811	180,265	66,268	136,234	12,489	1,118,067	(187,423)	930,644
Cost of revenues and operating expenses	667,762	167,075	63,488	121,558	10,724	1,030,607	(169,665)	860,942

Operating income	¥55,049	¥13,190	¥2,780	¥14,676	¥1,765	¥87,460	¥(17,758)	¥69,702

Identifiable assets at March 31, 2010	¥644,611	¥401,106	¥60,387	¥177,509	¥14,487	¥1,298,100	¥110,933	¥1,409,033

2009:
Revenues:
External customers	¥588,236	¥280,231	¥102,746	¥122,248	¥14,021	¥1,107,482	¥—	¥1,107,482
Intersegment	259,324	9,588	3,420	1,153	—	273,485	(273,485)	—

Total	847,560	289,819	106,166	123,401	14,021	1,380,967	(273,485)	1,107,482
Cost of revenues and operating expenses	795,095	262,515	99,520	108,600	11,930	1,277,660	(272,993)	1,004,667

Operating income	¥52,465	¥27,304	¥6,646	¥14,801	¥2,091	¥103,307	¥(492)	¥102,815

Identifiable assets at March 31, 2009	¥675,623	¥429,974	¥69,960	¥118,220	¥7,908	¥1,301,685	¥84,139	¥1,385,824

2008:
Revenues:
External customers	¥607,377	¥332,042	¥121,114	¥79,483	¥14,558	¥1,154,574	¥—	¥1,154,574
Intersegment	292,371	9,160	4,142	1,623	—	307,296	(307,296)	—

Total	899,748	341,202	125,256	81,106	14,558	1,461,870	(307,296)	1,154,574
Cost of revenues and operating expenses	806,786	305,194	114,224	71,808	12,444	1,310,456	(292,757)	1,017,699

Operating income	¥92,962	¥36,008	¥11,032	¥9,298	¥2,114	¥151,414	¥(14,539)	¥136,875

Identifiable assets at March 31, 2008	¥716,207	¥487,654	¥82,992	¥88,882	¥11,314	¥1,387,049	¥77,221	¥1,464,270

(Note) Major countries or regions outside Japan in each geographic area:

North America	United States, Canada
Europe	Germany, France, United Kingdom
Asia	Thailand, China, South Korea
Other Areas	Australia

22. SUBSEQUENT EVENTS

On May 11, 2010, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2010 of ¥5 per common share (¥25 per 5 common shares) or a total of ¥6,361 million.