Form 20-F/A
period 2010-03-31
KUBOTA CORP
filed 2010-07-09
CIK 109821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(AMENDMENT NO.1)

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

American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing five shares of the registrant's common stock.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

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

Yes  ☐    No   ☒

i

Explanatory Note

Kubota Corporation (the “registrant”) hereby amends its annual report on Form 20-F for the fiscal year ended March 31, 2010 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on June 25, 2010. The purpose of this amendment (this “Form 20-F/A”) is to (i) change the percentage ownership of Kubota Agricultural Machinery (SUZHOU) Co., Ltd. from “60.0” to “90.0” in a table in “C. Organization Structure” of “Item 4. Information on the Company”; (ii) delete the third paragraph of the discussion in “Finance and Liquidity Management” of “B. Liquidity and Capital Resources” of “Item 5 Operating and Financial Review and Prospects” because it is redundant; (iii) add the conformed signature of our independent registered public accounting firm, Deloitte Touche Tohmatsu LLC, to the Reports of Independent Registered Public Accounting Firm; and (iv) add the Index to Exhibits right before the exhibits. Except as otherwise stated herein, no other information contained in the Form 20-F has been updated by this Form 20-F/A and no disclosures have been updated to reflect events that occurred at a later date.

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

Item 4. Information on the Company

C. Organization Structure

As of March 31, 2010, the Kubota Corporation group consists of Kubota Corporation, 105 subsidiaries and 19 affiliates. Kubota Corporation plays a leading role in the group. The following table sets forth the Company’s significant subsidiaries:

Country of Incorporation or Residence	Name	Percentage ownership (%)
Japan	Kubota Construction Co., Ltd. Kubota Credit Co., Ltd. Kubota Environmental Service Co., Ltd. Kubota-C.I. Co., Ltd.	100.0 66.8 100.0 70.0
U.S.A.	Kubota Tractor Corporation Kubota Credit Corporation, U.S.A. Kubota Manufacturing of America Corporation Kubota Engine America Corporation	90.0 100.0 100.0 90.0
Canada	Kubota Metal Corporation	100.0
Germany	Kubota Baumaschinen GmbH	100.0
France	Kubota Europe S.A.S.	73.8
Thailand	The Siam Kubota Industry Co., Ltd.	60.0
China	Kubota Agricultural Machinery (SUZHOU) Co., Ltd.	90.0

Item 5. Operating and Financial Review and Prospects

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

There are restrictive covenants related to its borrowings including clauses of negative pledges, rating triggers and minimum net worth. The financial covenants are as follows: the rating trigger covenant states that the Company shall keep or be higher than the “BBB–” rating by Rating and Investment Information, Inc. (R&I) and the minimum net worth covenant states that the Company shall keep the amount of total equity of more than ¥405.0 billion on the consolidated financial statement and more than ¥287.0 billion on the separate financial statement of a parent company. The Company is in compliance with those restrictive covenants at March 31, 2010.

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

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

Documents filed as exhibits to this Form 20-F/A are as follows:

1.1*	Articles of Incorporation of the Registrant (English translation)

1.2*	Share Handling Regulations of the Registrant (English translation)

2.1**	Form of Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1*	Code of Ethics for Senior Financial Officers of the Registrant (English translation)

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101*	Instance Document

101*	Schema Document

101*	Calculation Linkbase Document

101*	Definition Linkbase Document

101*	Labels Linkbase Document

101*	Presentation Linkbase Document

*	Previously filed with the Securities and Exchange Commission on June 25, 2010.
**	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002.

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

KUBOTA CORPORATION

Date: July 9, 2010	By	/s/ Satoru Sakamoto
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

/s/ Deloitte Touche Tohmatsu LLC

Osaka, Japan

June 18, 2010

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

/s/ Deloitte Touche Tohmatsu LLC

Osaka, Japan

June 18, 2010

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

INDEX TO EXHIBITS

1.1*	Articles of Incorporation of the Registrant (English translation)

1.2*	Share Handling Regulations of the Registrant (English translation)

2.1**	Form of Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1*	Code of Ethics for Senior Financial Officers of the Registrant (English translation)

12.1	Certification of the principal executive officer of the Company required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Company required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101*	Instance Document

101*	Schema Document

101*	Calculation Linkbase Document

101*	Definition Linkbase Document

101*	Labels Linkbase Document

101*	Presentation Linkbase Document

*	Previously filed with the Securities and Exchange Commission on June 25, 2010.
**	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002.

(Note) The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.