Form 20-F
period 2011-03-31
KUBOTA CORP
filed 2011-06-30
CIK 109821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

Outstanding as of
Title of Class	March 31, 2011 (Tokyo Time)	March 31, 2011 (New York Time)
Common stock	1,271,712,547 shares
American Depositary Shares		7,351,728 ADS

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

Yes  ☐    No   ☒

i

All information contained in this annual report is as of or for the 12 months ended March 31, 2011 (“fiscal 2011”) unless otherwise specified.

As used in this annual report herein, “Kubota” and “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.

The noon buying rate for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 7, 2011 was ¥80.21 = US$1.

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, “Canadian dollar” or “Can$” means the lawful currency of Canada and “yen” or “¥” means the lawful currency of Japan.

<Cautionary Statement with Respect to Forward-Looking Statements>

Certain sections of this annual report on Form 20-F contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Words such as “expects”, “anticipates”, “believes”, “scheduled”, “estimates”, variations of these words and similar expressions are intended to identify forward-looking statements which include but are not limited to projections of revenues, earnings, segment performance, cash flows and so forth. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

	Years ended March 31
	(Millions of Yen except number of shares outstanding and per share amounts)
	2011	2010	2009	2008	2007
For the year:
Revenues	¥933,685	¥930,644	¥1,107,482	¥1,154,574	¥1,127,456
Ratio to previous year	100.3%	84.0%	95.9%	102.4%	105.8%
Cost of revenues	678,653	681,374	810,226	824,093	794,687
Selling, general, and administrative expenses	165,407	179,352	193,426	192,935	199,356
Other operating expenses	3,514	216	1,015	671	3,066
Operating income	86,111	69,702	102,815	136,875	130,347
Income from continuing operations	61,108	47,908	54,735	74,627	83,957
Income (loss) from discontinued operations, net of taxes	—	—	—	189	(1,286)
Net income	61,108	47,908	54,735	74,816	82,671
Net income attributable to Kubota Corporation:	54,822	42,326	48,064	68,026	76,457
Ratio to previous year	129.5%	88.1%	70.7%	89.0%	94.4%
Ratio to revenues	5.9%	4.5%	4.3%	5.9%	6.8%

At year-end:
Total assets	¥1,356,852	¥1,409,033	¥1,385,824	¥1,464,270	¥1,502,532
Working capital	342,076	380,590	321,971	303,177	240,417
Long-term debt	191,760	243,333	208,588	183,945	150,105
Net assets	681,361	671,619	616,243	691,327	695,706
Total Kubota Corporation shareholders’ equity	634,885	626,397	578,284	648,097	659,637
Common stock	84,070	84,070	84,070	84,070	84,070
Number of shares outstanding in thousands	1,271,713	1,271,847	1,272,063	1,280,604	1,291,513

Per common share and per 5 common shares data(1)(2):
Income from continuing operations attributable to Kubota Corporation per common share:
Basic	¥43.11	¥33.28	¥37.68	¥52.65	¥60.00
Income from continuing operations attributable to Kubota Corporation per 5 common shares:
Basic	¥215.53	¥166.38	¥188.40	¥263.27	¥299.99
Net income attributable to Kubota Corporation per common share:
Basic	¥43.11	¥33.28	¥37.68	¥52.80	¥59.01
Net income attributable to Kubota Corporation per 5 common shares:
Basic	¥215.53	¥166.38	¥188.40	¥264.01	¥295.03
Kubota Corporation shareholders’ equity per common share outstanding	¥499.24	¥492.51	¥454.60	¥506.09	¥510.75
Kubota Corporation shareholders’ equity per 5 common shares outstanding	¥2,496.18	¥2,462.55	¥2,273.02	¥2,530.44	¥2,553.74

Others:
Capital investments(3)	¥23,951	¥26,038	¥33,337	¥35,163	¥44,715
Depreciation and amortization	26,993	29,171	31,242	30,565	27,097
R & D expenses	25,042	25,241	26,290	24,784	22,925

	Years ended March 31
	2011	2010	2009	2008	2007
Cash dividends declared per common share :
Interim (in yen)	7	7	7	6	5
(in U.S. dollars)(4)	0.083	0.080	0.075	0.054	0.043
Year-end (in yen)	7	5	7	8	7
(in U.S. dollars)(4)	0.086	0.055	0.073	0.074	0.056
Cash dividends declared per 5 common shares :
Interim (in yen)	35	35	35	30	25
(in U.S. dollars)(4)	0.415	0.400	0.377	0.270	0.217
Year-end (in yen)	35	25	35	40	35
(in U.S. dollars)(4)	0.432	0.274	0.365	0.370	0.282

	Years ended March 31
	2011	2010	2009	2008	2007
Exchange rates (yen amounts per U.S. dollar)(5)
Year-end	82.76	93.40	99.15	99.85	117.56
Average	85.00	92.49	96.86	113.61	116.55
High	94.68	100.71	111.02	124.09	121.81
Low	78.74	86.12	87.80	96.88	110.07

	2011 May	2011 Apr.	2011 Mar.	2011 Feb.	2011 Jan.	2010 Dec.
High	82.12	85.26	82.98	83.79	83.36	84.23
Low	80.12	81.31	78.74	81.48	81.56	81.67
Period-end	81.29	81.31	82.76	81.94	81.97	81.67

Notes to Selected Financial Data:

1. Per share amounts have been calculated per common share and per 5 common shares since each American Depository Share represents 5 shares of common stock.

2. There were no potentially dilutive shares outstanding for all periods presented.

3. The term “Capital investments” represents acquisition costs for the purchases of fixed assets on an accrual basis, while the purchases of fixed assets in the consolidated statements of cash flows represents payments for those assets on a cash basis.

4. Cash dividends in U.S. dollars are computed based on the exchange rates at each respective payment date.

5. Exchange rates are the noon buying rates for cable transfers between the yen and the U.S. dollar in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The rate on June 7, 2011 was ¥80.21= US$1.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Declines in economic conditions in the Company’s major markets, including private-sector capital expenditure, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

Industrial and capital goods make up a substantial portion of the Company’s products. Accordingly, the Company may see reduced demand resulting from declines in general economic conditions, including private-sector capital expenditures, construction investment, and domestic public investment. In addition, the agricultural policies by the national government may adversely affect domestic sales of agriculture-related products. In overseas markets, especially those of North America and Europe, sales of the Company’s products, such as utility/compact tractors, may decrease due to declines in general economic conditions, including private consumption and residential construction investment in those regions.

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

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets. If such risks occurred, the Company may face difficulties in stable production and sales of products in overseas markets that may affect revenues and profitability of the Company or they may hinder growth of the Company in specific countries. The following risks are serious concerns for the Company:

•	Unexpected changes in international, or in an individual country’s, tax regulations;

•	Unexpected legal or regulatory changes in a country;

•	Unexpected results of transfer pricing issues or negotiation for Advanced Pricing Agreement;

•	Difficulties in retaining qualified personnel;

•	Underqualified technological skills or instability between management and employee unions in developing countries; and

•	Political instability in those countries.

Among the United States, the EU, and Asian countries, which are important markets for the Company, the above mentioned risks seem to be higher in Asian countries than in other regions.

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

The Company is subject to intensifying competitive pressures. Unless the Company performs better than other companies in each of its businesses, revenues and /or net income may decrease in the future.

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

If the Company is damaged by natural disasters or other unpredictable events, it may have an adverse effect on the Company’s results of operations and financial position.

The Company operates and maintains production, R&D, sales, and other business facilities in Japan, North America, Europe, Asia and other regions. If natural disasters such as earthquakes, tsunamis or typhoons, pandemic, wars, terrorist attacks, accidents such as fires, information system or communication network breakdown or improper operation or other unpredictable events occur in countries and regions in which the Company operates, the Company’s production, distribution, and sales activities may be damaged, which could have an adverse effect on the Company’s results of operations and financial position.

In particular, Japan is a country with frequent earthquakes. And as a results, the Company has a probability of suffering from a strong earthquake or tsunami.

The risks related to the Great East Japan Earthquake and its aftermath may have a material adverse effect on the Company’s results of operations and financial position.

The Great East Japan Earthquake which occurred on March 11, 2011 and its aftermath have had and continue to have a serious negative impact on the Japanese economy.

Although the Company incurred damages on several plants and sales facilities located in east Japan from the Great East Japan Earthquake, the damaged sites were remediated and resumed business activities. However, the aftermath of the earthquake, such as shortages of parts and electric power, may have adverse effects on the Company’s production and sales activities.

In addition, the Company’s sales may decrease due to the downturn in the Japanese economy and a decrease in demand for farm equipment in the disaster areas as a consequence of the earthquake, its aftermath and accidents of nuclear plants in Fukushima. Any of these factors may have a material adverse effect on the Company’s results of operations and financial position.

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

The Company’s registered office is located at 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan, telephone +81-6-6648-2111.

The Company’s production network primarily comprises 20 plants in Japan and 12 plants in overseas countries. Kubota also has 15 sales subsidiaries in overseas countries.

Principal Capital Expenditures and Divestitures

Capital expenditures in fiscal 2011, 2010 and 2009 amounted to ¥23,951 million, ¥26,038 million, and ¥33,337 million, respectively, on an accrual basis. The funding requirements for these capital expenditures were mainly provided by internal operations, and partially provided by external debt financing.

The following table sets forth the principal capital expenditures in progress for the last three fiscal years:

As of March 31, 2011

Location	Reporting segment included	Description	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	May. 2008

Dammam (Saudi Arabia)	Social Infrastructure	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

Jiangsu (China)	Farm & Industrial Machinery	Building of new production facility for construction machinery in China	¥3.8	Jul. 2010

Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for diesel engines in Thailand	¥5.4	Nov. 2010

Chon Buri (Thailand)	Farm & Industrial Machinery	Production facilities for combine harvesters in Thailand	¥2.0	Oct. 2009

As of March 31, 2010

Location	Reporting segment included	Description	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	May. 2008

Dammam (Saudi Arabia)	Social Infrastructure	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

Chon Buri (Thailand)	Farm & Industrial Machinery	Production facilities for combine harvesters in Thailand	¥2.0	Oct. 2009

As of March 31, 2009

Location	Reporting segment included	Description	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	May. 2008

Dammam (Saudi Arabia)	Social Infrastructure	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

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

Revenues by Reporting Segment

The following table sets forth revenues by reporting segment for the last three fiscal years:

	Millions of yen
	2011		2010		2009
	¥	%	¥	%	¥	%
Farm & Industrial Machinery	651,518	69.8	616,726	66.2	754,416	68.1
Water & Environment Systems	192,768	20.6	222,949	24.0	234,275	21.2
Social Infrastructure	60,439	6.5	63,293	6.8	86,480	7.8
Other	28,960	3.1	27,676	3.0	32,311	2.9

Total	933,685	100.0	930,644	100.0	1,107,482	100.0

Operations of Each Segment

Farm & Industrial Machinery

Farm & Industrial Machinery includes farm equipment, engines and construction machinery. Kubota is one of Japan’s leading manufacturers of farm equipment and small engines for agricultural use. This market in Japan is dominated by four major manufacturers. Main products include tractors ranging from 10.5 to 135 horsepower, combine harvesters, rice transplanters, power tillers and reaper binders. The Company also manufactures and sells a line of construction machinery including mini-excavators and wheel loaders as well as engines for various industrial uses. Overseas revenues of this segment accounted for 65.3% of the total revenues of this segment in fiscal 2011.

Domestic sales of farm equipment, engines and construction machinery are made by wholesale, retail dealers or the National Federation of Agricultural Cooperative Associations. Overseas revenues are made by trading companies, local distributors or the Company’s overseas subsidiaries and affiliates.

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

Domestic sales of pipe-related products are made by trading companies or dealers, or are directly made to other companies or local and national governments. Overseas sales of pipe-related products are made by trading companies or a subsidiary, or are directly made to other companies. A large portion of the sales of environment-related products are made to municipalities focusing on domestic environmental engineering market, which is competitive with many engineering companies. Overseas revenues of this segment accounted for 7.3% of the total revenues of this segment in fiscal 2011. There are 11 manufacturing plants in Japan and no overseas plants.

Social Infrastructure

Social Infrastructure is comprised of industrial castings, spiral welded steel pipes, vending machines, electronic-equipped machinery, and air-conditioning equipment.

Demand for these products is mostly related to the capital spending of the private sector. Domestic sales of products of this segment are made by trading companies or subsidiaries, or are directly made to other companies and public entities. Overseas sales are made by trading companies or subsidiaries, or are directly made to other companies. Overseas revenues of this segment accounted for 26.7% of the total revenues of this segment in fiscal 2011. The products in this segment are manufactured at six plants in Japan and manufacturing subsidiaries in Canada, Indonesia and Saudi Arabia.

Other

This segment encompasses all the other businesses that do not belong to the other three segments such as construction, services and other businesses. Most of the products and services of this segment are directly sold to other companies and public entities. Overseas revenues of this segment accounted for 1.3% of the total revenues of this segment in fiscal 2011. There is no manufacturing plant in this segment.

Revenues by Region

The following table sets forth revenues by region for the last three fiscal years:

	Millions of yen
	2011	2010	2009
Japan	¥477,913	¥501,663	¥549,189
Overseas:
North America	189,330	174,371	274,151
Europe	75,762	67,791	108,742
Asia outside Japan	160,533	148,589	139,069
Other Areas	30,147	38,230	36,331

Subtotal	455,772	428,981	558,293

Total	¥933,685	¥930,644	¥1,107,482

Overseas Activities

The Company’s overseas revenues (which represent sales to unaffiliated customers outside Japan) in fiscal 2011, 2010, and 2009 amounted to ¥455,772 million, ¥428,981 million and ¥558,293 million, respectively. The ratios of such overseas revenues to consolidated revenues in 2011, 2010, and 2009 were 48.8%, 46.1% and 50.4%, respectively. The revenues of the Company’s subsidiaries outside Japan in fiscal 2011, 2010, and 2009 amounted to ¥423,074 million, ¥386,503 million and ¥519,246 million, respectively. Their ratios to consolidated revenues in fiscal 2011, 2010, and 2009 were 45.3%, 41.5% and 46.9%, respectively.

The Company has manufacturing subsidiaries in the U.S.A., Canada, Germany, China, Indonesia, Thailand, Vietnam and Saudi Arabia and manufacturing affiliates in China and India. International sales subsidiaries are located in the U.S.A., Canada, France, the U.K., Germany, Spain, Australia, China, South Korea, India. In addition, liaison offices are located in Torrance (California: U.S.A.), Atlanta (U.S.A.), Argenteuil (France), Dubai (U.A.E.), Beijing (China), Suzhou (China), Seoul (Korea), Bangkok (Thailand), Navanakorn (Thailand), Chonburi (Thailand), Hanoi (Vietnam), Selangor (Malaysia), Cairo (Egypt), Delhi (India), Singapore (Singapore), and Quezon City (The Philippines).

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

Marketing Channels

Domestic sales of farm equipment, engines and construction machinery are made by wholesale, retail dealers or the National Federation of Agricultural Cooperative Associations. Overseas sales of those products are made by trading companies, local distributors or the Company’s overseas subsidiaries and affiliates.

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

With respect to licenses or patents, the Company is not dependent on specific licenses or patents. As of March 31, 2011, the Company held 4,666 Japanese patents and 1,132 foreign patents and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2011, royalty income and expenses were ¥847 million and ¥94 million, respectively, under such licensing arrangements.

Competition

The Company is one of the leading manufacturers of farm equipment in Japan. There are three other major Japanese manufacturers of farm equipment and engines for agricultural use, all of which offer a complete line of machinery and engines in competition with the Company. In overseas markets, the Company experiences strong competition from Japanese and foreign companies in the sale of farm equipment and engines.

The main products of the Company other than farm equipment are ductile iron pipes, plastic pipes, environment-related products, and industrial castings. In the ductile iron pipes market, the Company competes with two other major manufactures within the borders and many other manufactures in overseas. Most of the plastic pipes produced by the Company are sold in Japan and the Company is competing with two major manufactures. Most of the environment-related products produced by the Company are sold in Japan and there are many competitors. The Company also competes actively in industrial castings market at home and abroad.

In addition, the Company faces intense competition in other products in domestic and overseas market.

Governmental Regulations

The businesses of the Company tend to be affected by the regulations or restrictions in the countries where the Company operates. Those are, for example, regulations concerning emissions, safety, noise and vibration, investments, tariffs, anti-monopoly, intellectual property, foreign exchange, and the environment.

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

4) Regulation on Hazardous Chemical Substances

In Europe, the Registration, Evaluation, Authorisation and Restriction of Chemicals (EC No 1907/2006), or (REACH), entered into force in June 2007. REACH covers a single chemical substance and its compounds as well as those in preparations and in articles. EU manufacturers and importers must gather information on safety assessment, including properties and uses of substances, and register it with the European Chemicals Agency. Also, manufacturers, importers, and users of products containing chemical substances are, in the supply chain, obliged to communicate information on substances of very high concern (SVHC). In addition, it is necessary to comply with the requirements for substances in the authorization and restriction lists.

The Company will continue to take measures to properly manage chemical substances contained in its products.

C. Organization Structure

As of March 31, 2011, the Kubota Corporation group consists of Kubota Corporation, 104 subsidiaries and 19 affiliates. Kubota Corporation plays a leading role in the group. The following table sets forth the Company’s significant subsidiaries:

Country of Incorporation or Residence	Name	Percentage ownership and voting interest (%)
Japan	Kubota Construction Co., Ltd. Kubota Credit Co., Ltd. Kubota Environmental Service Co., Ltd. Kubota-C.I. Co., Ltd.	100.0 66.8 100.0 70.0
U.S.A.	Kubota Tractor Corporation Kubota Credit Corporation, U.S.A. Kubota Manufacturing of America Corporation Kubota Engine America Corporation	90.0 100.0 100.0 90.0
Canada	Kubota Metal Corporation	100.0
Germany	Kubota Baumaschinen GmbH	100.0
France	Kubota Europe S.A.S.	73.8
Thailand	SIAM KUBOTA Corporation Co., Ltd.	60.0
China	Kubota Agricultural Machinery (SUZHOU) Co., Ltd	100.0

D. Property, Plant and Equipment

The following table sets forth information with respect to Kubota’s principal manufacturing facilities:

Location	Land area (Thousand square meters)		Floor space (Thousand square meters)		Principal products
	Owned	Leased	Owned	Leased
Japan
Amagasaki (Hyogo)	390	11	141	0	Ductile iron pipes, Rolls for steel mills
Funabashi (Chiba)	559	13	146	1	Ductile iron pipes, Spiral welded steel pipes
Okajima (Osaka)	78	—	48	—	Cast iron products
Sakai (Osaka)	597	12	202	28	Farm equipment, Diesel engines
Utsunomiya (Tochigi)	146	—	71	10	Farm equipment
Tsukuba (Ibaraki)	335	30	157	27	Farm equipment, Diesel engines
Hirakata (Osaka)	306	—	145	13	Construction machinery, Pumps, Valves, Cast steel products
Konan (Shiga)	178	—	52	—	Septic tanks
Yao (Osaka)	38	—	27	—	Electronic-equipped machinery
Ryugasaki (Ibaraki)	85	—	31	—	Vending machines
U.S.A.
Gainesville (Georgia)	841	—	118	—	Lawn and garden tractors
Jefferson (Georgia)	368	—	41	—	Implements for tractors
Thailand.
Amata Nakorn (Chon Buri)	368	—	94	—	Tractors and Combine harvesters
Navanakorn (Pathum Thani)	79	—	28	—	Diesel engines and Power tillers

The Company considers its principal manufacturing facilities to be well maintained and suitable for the purpose for which they are employed and believes that its plant capacity is adequate for its current and near-term needs.

In addition, the Company owns 2,432 thousand square meters of land (309 thousand square meters of floor space) in Japan, used for the head office, branches, business offices and research facilities, and leases 3 thousand square meters of land (123 thousand square meters of floor space) used for sales offices, warehousing, employee housing and other purposes.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2011, the Company has planned to invest approximately ¥34.0 billion in the fiscal year ending March 31, 2012. The Company intends to fund the investment basically through cash obtained by operating activities, and to also utilize available borrowings from financial institutions. The Company’s commitments for capital expenditures outstanding at March 31, 2011 amounted to ¥0.5 billion.

Principal plans for new construction, expansion, reforming, and disposition as of March 31, 2011 are as follows:

New Construction

			Estimated amount of expenditures (Billions of yen)		Schedule
Location	Reporting segment included	Description	Total amount of expenditures	Amount already paid	Commenced	To be completed
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	¥4.7	May. 2008	Mar. 2012

Dammam (Saudi Arabia)	Social Infrastructure	Building of new production facility for steel castings in Saudi Arabia	¥3.4	¥2.0	Mar. 2009	Dec. 2011

Jiangsu (China)	Farm & Industrial Machinery	Building of new production facility for construction machinery in China	¥3.8	—	Jul. 2010	Sep. 2012

Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for diesel engines in Thailand	¥5.4	¥0.1	Nov. 2010	Mar. 2013

Expansion

			Estimated amount of expenditures (Billions of yen)		Schedule
Location	Reporting segment included	Description	Total amount of expenditures	Amount already paid	Commenced	To be completed
Chon Buri (Thailand)	Farm & Industrial Machinery	Production facilities for combine harvesters in Thailand	¥2.0	¥1.8	Oct. 2009	Dec. 2012

Reforming

No material reforming is planned.

Disposition

No material disposition is planned.

Item 4A. Unresolved Staff Comments

The Company is a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. There are no unresolved comments provided by the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) regarding the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, as of the date of the filing of this Form 20-F with the Commission.

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

Business environment

(Japan: The domestic market)

In Japan, the overall economic environment was improving, the real GDP turned to a positive growth of 2.3 % in 2010 from the negative growth of -2.4% in 2009. However, the Great East Japan Earthquake of March 11, 2011 had a negative impact on the growth of Japanese economy.

The government allocated ¥562 billion to the budgets for individual household income support system for farmers, which was implemented as a new governmental agricultural policy for the first time in 2010. However, the effect of the policy was limited and the agricultural market recorded a slight decrease. In addition, the Great East Japan Earthquake of March 11, 2011 had serious adverse effects on the agriculture in the damaged areas and on the supply-chains in Japan.

The budget for public works projects including the budget for water supply and sewage system have been gradually decreasing due to the growing budget deficits in the Japanese national and local governments. The budget of the central government for public works projects decreased 18.3% from the prior year.

(North America)

The U.S. economy in 2010 was turning to a moderate pickup trend from a serious recession phase in 2009 and the real GDP turned to a positive growth of 2.9% in 2010 from the negative growth of -2.6% in 2009. However unemployment rate remained high and economic indicators, such as housing starts, were weak. As a result, the economy did not attain a full-scale recovery many had expected. Demand for tractors and construction machinery increased. According to a 2010 report by AEM (Association of Equipment Manufacturers), industry retail sales units of tractors under 40hp (horse power) in the U.S. increased by 5.4% and industry retail sales units of tractors from 40 to 100hp in the U.S. increased by 0.1% from the prior year.

In Canada, demand for agricultural machinery and construction machinery decreased. As for tractors, industry retail sales units of tractors in Canada in 2010 decreased 4.1% from the prior year according to the AEM report.

(Europe)

The economy in Europe in 2010 began to recover in spite of the financial crisis in some countries. The European Union recorded positive GDP growth of 1.8% in 2010, as compared to the negative growth of -4.2 % in the prior year.

Demand for construction machinery increased largely due to economic recovery and demand for engines also increased rapidly owing to rapid recovery of production of OEM clients.

(Asia outside Japan)

The economy in Asia outside Japan recovered more quickly from worldwide recession in 2009 compared with other regions in the world and played an important role in the world economic growth.

Thailand, which is one of the most important markets for the Company in Asia outside Japan, has been rapidly growing in recent years and its real GDP grew 7.8% in 2010 from the prior year. However, the agricultural markets in Thailand were adversely affected by a severe drought and political uncertainty in the first half of 2010, and flood damage in the latter half of 2010.

The Chinese economy has also been continuing high growth in recent years and its growth rate of the real GDP in 2010 was 10.3%. The Chinese government is focusing on development and mechanization of agriculture and increasing subsidies for agriculture every year. The budget for agricultural subsidies in 2010 increased Rmb2.5 billion to Rmb15.5 billion from the prior year.

(The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010)

Revenues

For the year ended March 31, 2011, revenues of the Company increased ¥3.0 billion (0.3%) from the prior year, to ¥933.7 billion. Domestic revenues decreased ¥23.8 billion (4.7%) to ¥477.9 billion from the prior year. However, overseas revenues increased ¥26.8 billion (6.2%) from the prior year, to ¥455.8 billion.

Domestic revenues decreased mainly due to a decrease in Water & Environment Systems of ¥19.4 billion, of which ¥14.1 billion was mainly due to a decrease in sales volume of pipe-related products such as ductile iron pipes and plastic pipes. On the other hand, overseas revenues increased mainly due to an increase in Farm & Industrial Machinery of ¥38.0 billion. Out of ¥38.0 billion, ¥25.2 billion was resulted from sales increases in engine and construction machinery mainly due to higher shipment volumes.

The Company estimates that the unfavorable impact of foreign currency fluctuations on the Company’s overseas revenues for the year under review was approximately ¥17.4 billion. The average exchange rates of the yen against the U.S. dollar were ¥88 and ¥94 for the fiscal years ended March 31, 2011 and 2010, respectively, and the average exchange rates of the yen against the Euro were ¥116 and ¥130 for the fiscal years ended March 31, 2011 and 2010, respectively. These currency fluctuations mainly influence revenues in the Farm & Industrial Machinery segment, as the overseas revenues of this segment account for most of the Company’s overseas revenues.

The Great East Japan Earthquake of March 11, 2011, had an impact on both the Japanese economy and the revenues of the Company for the year under review. However, the impact on the Company’s revenues was mainly limited to sales of Farm & Industrial Machinery in the disaster areas and the impact was not material.

Revenues by Reporting Segment

1) Farm & Industrial Machinery

Revenues in Farm & Industrial Machinery increased 5.6 % from the prior year, to ¥651.5 billion, comprising 69.8 % of consolidated revenues.

Domestic revenues decreased 1.4 % to ¥226.4 billion. In the domestic market, demand for farm equipment was sluggish due to weakening motivation for buying farm equipment resulting from the price slump of rice and the absence of governmental subsidy for leasing agricultural machinery, which was implemented in the prior year. Moreover, the Great East Japan Earthquake had a negative impact on demand for farm equipment. Accordingly, sales of farm equipment remained at a lower than expected. On the other hand, sales of construction machinery and engines increased largely due to an upturn of demand.

Overseas revenues increased 9.8 % from the prior year, to ¥425.1 billion. In North America, sales of tractors and construction machinery increased as a result of aggressive sales promotion activities. Sales of engines also increased largely supported by favorable demand. In Europe, sales of construction machinery and engines increased substantially due to a rapid recovery of demand, while sales of tractors decreased. In Asia outside Japan, although growth rate of sales of farm equipment slowed down mainly affected by bad weather, sales of construction machinery largely increased.

2) Water & Environment Systems

Revenues in Water & Environment Systems decreased 13.5 % from the prior year, to ¥192.8 billion, comprising 20.6 % of consolidated revenues.

Domestic revenues decreased 9.8 % from the prior year, to ¥178.7 billion. Sales of pipe-related products such as ductile iron pipes and plastic pipes, decreased substantially due to sluggish demand. Sales of environment-related products also decreased mainly due to a decrease in sales of products related to water and sewage treatment, and waste treatment.

Overseas revenues decreased 43.3 % from the prior year, to ¥14.1 billion, due to substantial sales declines of ductile iron pipes and pumps.

3) Social Infrastructure

Revenues in Social Infrastructure decreased 4.5 % from the prior year, to ¥60.4 billion, comprising 6.5 % of consolidated revenues.

Domestic revenues decreased 5.8 % from the prior year, to ¥44.3 billion. Although sales of electronic-equipped machinery and air-conditioning equipment increased, sales of spiral welded steel pipes largely decreased and sales of industrial castings as well as vending machines also decreased from the prior year.

Overseas revenues decreased 0.7 % from the prior year, to ¥16.2 billion due to the sales decline of industrial castings.

4) Other

Revenues in Other increased 4.6 % from the prior year, to ¥29.0 billion, comprising 3.1 % of consolidated revenues, due to an increase in sales of construction and other business.

Cost of Revenues, SG&A Expenses, and Other Operating Expenses

The cost of revenues decreased 0.4% from the prior year, to ¥678.7 billion due to company-wide cost reduction activities and decreases in depreciation and pension costs, and as a result, cost of revenues as a ratio to consolidated revenues improved 0.5 percentage points to 72.7%.

Selling, general, and administrative (SG&A) expenses decreased 7.8 % from the prior year, to ¥165.4 billion mainly due to decreases in pension costs, labor costs and advertising costs. As a result, the ratio of SG&A expenses to revenues improved 1.6 percentage points to 17.7%.

Pension costs in 2010 decreased ¥8.8 billion from the prior year mainly due to absence of the immediate recognition of net actuarial losses in excess of 20% of the projected benefit obligation which was recognized in 2009. Out of ¥8.8 billion, ¥5.9 billion was included in the cost of revenues and ¥2.9 billion was included in SG&A Expenses.

Other operating expenses increased ¥3.3 billion from the prior year, to ¥3.5 billion due to expenses totaling ¥2.5 billion for the disaster-related losses from the Great East Japan Earthquake of March 11, 2011. For details, refer to Note 16 “SUPPLEMENTAL EXPENSE INFORMATION” on page F-33.

Operating Income

Operating income increased ¥16.4 billion (23.5%), to ¥86.1 billion from the prior year. This increase in operating income was due primarily to positive impacts such as favorable geographic and product mix in revenues, and decreases in pension costs and material cost, which outweighed negative impacts of foreign currency fluctuations and losses of the Great East Japan Earthquake.

As a result, operating margin for the fiscal year ended March 31, 2011 increased by 1.7 percentage points to 9.2% from 7.5% for the fiscal year ended March 31, 2010.

The following table sets forth operating income by reporting segment for the last two fiscal years:

	Millions of yen
	2011	2010	Changes
	¥	¥	%
Farm & Industrial Machinery	86,487	60,485	43.0
Water & Environment Systems	13,121	19,723	(33.5)
Social Infrastructure	2,463	2,699	(8.7)
Other	2,096	2,629	(20.3)
Adjustment for intersegment eliminations	(18,056)	(15,834)	—

Total	86,111	69,702	23.5

Operating income in Farm & Industrial Machinery increased 43.0%, to ¥86.5 billion due to increased overseas revenues and cost reduction. On the other hand, operating income in Water & Environment Systems decreased 33.5%, to ¥13.1 billion due to decreased revenues and rising material cost such as steel scrap and vinyl chloride resin. Operating income in Social Infrastructure decreased 8.7%, to ¥2.5 billion due to decreased revenues. Operating income in Other decreased 20.3%, to ¥2.1 billion.

Other income

Other income, net, increased ¥1.4 billion, to ¥5.2 billion from the prior year. A foreign exchange gain-net of ¥2.9 billion in the prior year turned to a loss-net of ¥1.6 billion in 2011. However, gain on sales of securities-net increased ¥3.0 billion from the prior year, to ¥4.8 billion and there was a gain of ¥2.8 billion from the nonmonetary exchange of securities of MS&AD Insurance Group Holdings, Inc., through the merger of Aioi Insurance Co., Ltd., Nissay Dowa General Insurance Co., Ltd., and Mitsui Sumitomo Insurance Group. With regard to the nonmonetary exchange of securities of MS&AD Insurance Group Holdings, refer to Note 4 “OTHER INVESTMENTS” on page F-13.

Foreign exchange gains or losses generally arise from the revaluation of foreign currency-denominated assets such as notes and accounts receivables at the balance sheet date; the difference between carrying value and settlement value of foreign currency-denominated assets; and valuation on foreign exchange forward contracts and options. U.S. dollar, Euro and Baht-denominated assets accounted for a large portion of foreign exchange gains or losses. The exchange rates of the yen against the U.S. dollar at the balance sheet date were ¥83 and ¥93 for the fiscal year ended March 31, 2011 and 2010, respectively, and the yen against the Euro were ¥118 and ¥125 for the fiscal years ended March 31, 2011 and 2010, respectively.

Income before Income Taxes and Equity in Net Income of Affiliated Companies

Income before income taxes and equity in net income of affiliated companies increased ¥17.8 billion from the prior year, to ¥91.3 billion due to an increase in operating income.

Income Taxes, Equity in Net Income of Affiliated Companies, and Net Income

Income Taxes increased 18.1% from the prior year, to ¥30.7 billion, primarily as a result of an increase in Income before Income Taxes. The effective tax rate decreased by 1.8 percentage points to 33.6% from 35.4% of the prior year. Equity in net income of affiliated companies was ¥0.5 billion, an increase of ¥0.1 billion from the prior year. As a result, net income increased 27.6% from the prior year, to ¥61.1 billion.

Net Income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests increased 12.6% from the prior year, to ¥6.3 billion due to higher profits of consolidated subsidiaries.

Net Income attributable to Kubota Corporation

Due to the factors described above, net income attributable to Kubota Corporation increased 29.5% from the prior year, to ¥54.8 billion. Return on shareholders’ equity increased 1.7 percentage points, to 8.7%, from the prior year.

Net Income attributable to Kubota Corporation per ADS

Basic net income attributable to Kubota Corporation per ADS (five common shares) was ¥216, as compared to ¥166 in the prior year.

Dividends

The Company paid ¥35 per ADS as a year-end cash dividend. Accordingly, including the interim dividend of ¥35 per ADS paid by the Company, the total dividend for the year ended March 31, 2011 was ¥70 per ADS, which was ¥10 per ADS higher than the prior year.

Comprehensive Income

Comprehensive Income was ¥24.1 billion, ¥46.6 billion lower than the prior year. This decrease was mainly due to the negative effect of foreign currency translation adjustments resulting from the appreciation of the yen and a turn from unrealized gains on securities into unrealized losses on securities, due to the stock market slump.

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

Revenues by Reporting Segment

1) Farm & Industrial Machinery

Revenues in Farm & Industrial Machinery were ¥616.7 billion, 18.3 % lower than the prior year, comprising 66.2 % of consolidated revenues. Domestic revenues decreased 2.3%, to ¥229.6 billion, and overseas revenues decreased 25.5%, to ¥387.1 billion. This segment comprises farm equipment, engines and construction machinery.

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

2) Water & Environment Systems

Revenues in Water & Environment Systems decreased 4.8%, to ¥222.9 billion from the prior year, comprising 24.0 % of consolidated revenues. Domestic revenues decreased 9.0%, to ¥198.1 billion, and overseas revenues increased 49.1%, to ¥24.9 billion. This segment comprises pipe-related products (ductile iron pipes, plastic pipes, valves, and other products) and environment-related products (environmental control plants, pumps and other products).

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

3) Social Infrastructure

Revenues in Social Infrastructure decreased 26.8%, to ¥63.3 billion from the prior year, comprising 6.8 % of consolidated revenues. Domestic revenues decreased 28.3%, to ¥47.0 billion, and overseas revenues decreased 22.1%, to ¥16.3 billion. This segment consists of industrial castings, spiral welded steel pipes, vending machines, electronic -equipped machinery, and air-conditioning equipment.

In the domestic market, sales of all products in this segment, primarily industrial castings and spiral welded steel pipes, decreased affected by substantial declines in capital spending. In overseas markets, sales of industrial castings largely decreased.

4) Other

Revenues in Other decreased 14.3%, to ¥27.7 billion from the prior year, comprising 3.0 % of consolidated revenues. Domestic revenues decreased 12.7%, to ¥26.9 billion, and overseas revenues decreased 47.9%, to ¥0.8 billion. This segment comprises construction, services and other businesses.

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

Cost of Revenues, SG&A Expenses, and Other Operating Expenses

The cost of revenues significantly decreased 15.9 % from the prior year, to ¥681.4 billion in conjunction with substantial decline of sales. However, the cost of revenues as a ratio to consolidated revenues was 73.2%, the same level as the prior year due to company-wide cost reduction activities and the benefit of price declines of raw materials. The Company estimates that it was positively impacted by approximately ¥20.0 billion from such price declines of raw materials.

Selling, general, and administrative (SG&A) expenses decreased 7.3 % from the prior year, to ¥179.4 billion. However, the ratio of SG&A expenses to revenues increased 1.8 percentage points, to 19.3% due to an increase in pension costs and lower revenues of the fiscal year under review.

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

Operating income in each reporting segment (before the elimination of intersegment profits and adjustments) was as follows: Farm & Industrial Machinery, operating income of ¥60.5 billion, a 41.7% decrease; Water & Environment Systems, operating income of ¥19.7 billion, a 531.9 % increase; Social Infrastructure, operating income of ¥2.7 billion, a 66.3 % decrease; and Other, operating income of ¥2.6 billion, a 45.1 % increase.

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

Income before Income Taxes and Equity in Net Income of Affiliated Companies

Income before income taxes and equity in net income of affiliated companies decreased ¥9.8 billion, to ¥73.5 billion from the prior year due to a decrease in operating income.

Income Taxes, Equity in Net Income of Affiliated Companies, and Net Income

Income Taxes decreased 9.6% from the prior year, to ¥26.0 billion, primarily as a result of the decline in Income before Income Taxes and Equity in Net Income of Affiliated Companies. The effective tax rate was 35.4%, the similar level as 34.5% of the prior year. Equity in net income of affiliated companies was ¥0.4 billion, an increase of ¥0.2 billion from the prior year. As a result, net income decreased 12.5% from the prior year, to ¥47.9 billion.

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

1) Allowance for doubtful accounts and credit losses

An allowance for doubtful accounts and credit losses is established to cover probable losses arising from customers’ inabilities to repay. The allowance for doubtful receivables is determined on the basis of the collection status of receivables, historical credit loss experience, economic trends, customer’s ability to repay, and collateral values. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any required adjustment to the allowance is reflected in current operations. Sharp changes in the economy or a significant change in the economic health of a particular customer could result in actual receivable losses that are materially different from the estimated reserve.

2) Impairment of Long-Lived Assets

The application of impairment accounting requires the use of significant estimates and assumptions. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of an asset group with its estimated undiscounted future cash flows. This review is primarily performed using estimates of future cash flows by product category. If the carrying value of the asset group is considered impaired, an impairment loss is recorded for the amount by which the carrying value of the asset group exceeds its fair value. The fair value is determined using the present value of estimated net cash flows. This approach uses significant estimates and assumptions, which are inherently uncertain and unpredictable and would not reflect unanticipated events and circumstances that may occur.

3) Pension Assumptions

The measurement of the Company’s benefit obligation to its employees and the periodic benefit cost requires the use of certain assumptions, such as estimates of discount rates, expected return on plan assets, retirement rate, and mortality rate. The Company recognizes any net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, while the portion between 10% and 20% is amortized over the average participants’ remaining service period (approximately 15 years). Accordingly, significant changes in assumptions or significant divergences of actual results from the assumptions may have a material effect on periodic benefit cost in the future periods.

In preparing the financial statements, the Company assumed the discount rates used in calculating benefit obligation of 2.6% at March 31, 2011, and 2.4% at March 31, 2010, respectively. A lower discount rate increases benefit obligations, which could affect the periodic benefit cost in the following years by an increase in service cost, a decrease in interest cost, and, if amortized, an increase in amortization cost through the amortization of actuarial loss. Each 50 basis point increase or decrease in the discount rate will have an estimated increase or decrease of ¥8.0 billion on the benefit obligations at March 31, 2011.

The Company assumed an expected return on plan assets of 2.5% for each of the years ended March 31, 2011, 2010 and 2009. The lower rate of return on plan assets decreases the expected return amount in the following year. Each 50 basis point increase or decrease in the expected rate of return on plan assets will have an estimated increase or decrease of ¥0.5 billion on the periodic benefit cost for the year ending March 31, 2012.

4) Income Taxes

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes will be due. These tax liabilities are recognized when, despite the Company’s belief that its tax return positions are supportable, the Company acknowledges that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The Company uses a more likely than not threshold to the recognition and derecognition of tax positions. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

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

New Accounting Pronouncements

In July 2010, the FASB issued a new accounting standard related to disclosures about the credit quality of financing receivables and the allowance for credit losses. This standard requires a greater level of disaggregated information about the credit quality of its financing receivables and its allowance for credit losses. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods, which ended on or after December 15, 2010 and were adopted by the Company in the third quarter ended December 31, 2010. The disclosures about activity that occurs during a reporting period were effective for interim and annual reporting periods beginning on or after December 15, 2010 and were adopted by the Company in the fourth quarter ended March 31, 2011. The adoption of this standard did not have an impact on the Company’s consolidated results of operations or financial position. In April 2011, the FASB issued amendments to the above standard to clarify the definition of troubled debt restructurings, following an announcement made in January 2011, which had deferred the effective date for its disclosure. The amendments are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The Company is currently calculating the impact of adoption of this standard on the consolidated financial statements.

In May 2011, the FASB issued a new accounting standard to expand existing disclosure requirements for fair value measurements and change the wording largely in order to eliminate difference between U.S. GAAP and International Financial Reporting Standards. This standard is effective during interim and annual periods beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued a new accounting standard related to the presentation of Comprehensive Income. This standard requires entities to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements and to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

B. Liquidity and Capital Resources

Finance and Liquidity Management

The Company’s financial policy is to ensure adequate financing and liquidity for its operations and to maintain the strength of its balance sheet. Through cash and cash equivalents, other current assets, cash flows provided by operating activities, and borrowing, the Company is in a position to fully finance the expansion of its business, R&D, and capital expenditures for current and future business projects. The specific methods of financing available to the Company are borrowing from financial institutions, establishing committed lines of credit, and the issuance of bonds and commercial paper (CP) in the capital markets.

The Company utilizes group financing in Japan and North America. With group financing, the Company centralizes and pursues the efficiency of cash management in each region, and the excess or shortage of cash at most of its subsidiaries in Japan and North America is invested or funded, as necessary.

The Company is providing retail financing programs to facilitate sales of farm equipment in Japan, North America and Thailand.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company carefully monitors its interest-bearing debt, excluding debt related to sale financing programs. The Company is providing retail financing programs to facilitate sales of farm equipment in Japan, North America and Thailand and believes an increase of debt related to sales financing programs is a result of business expansion.

At the end of March 2011, the amount of interest-bearing debt decreased ¥49.1 billion from the prior year, to ¥354.0 billion due to a decrease in borrowing from financial institutions in Japan and North America. Of the ¥354.0 billion, ¥304.9 billion was borrowings from financial institutions, and the remaining ¥49.1 billion consisted of corporate bonds.

The currencies in which the Company borrows are mainly Japanese yen, U.S. dollars and Thai Baht. There are no restrictions regarding the manner in which the funds may be used. The amount of short-term borrowings at March 31, 2011 was ¥76.6 billion and the weighted average interest rate was 1.4% (U.S. dollar 0.8%, Thai Baht 1.9%, others 1.9%). The amount of long-term debt at March 31, 2011 was ¥274.2 billion and the weighted average interest rate, which included both fixed and floating rates was 1.7% (Japanese yen 1.1%, U.S. dollar 1.7%, others 3.5%). As for corporate bonds, the outstanding issue was ¥49.1 billion at the end of March 2011.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥20.0 billion with certain Japanese banks. However, the Company currently does not use these lines.

There are restrictive covenants related to the borrowings including negative pledges, rating trigger and minimum net worth. The rating trigger states that the Company shall keep or be higher than the “BBB–” rating by Rating and Investment Information, Inc. and the minimum net worth covenant states that the Company shall maintain total equity of more than ¥470.0 billion on the consolidated financial statement and more than ¥302.5 billion on the separate financial statement of the parent company. The Company is in compliance with these restrictive covenants at March 31, 2011. With regard to the maturity profile of these borrowings, refer to Item 5.F “Tabular Disclosure of Contractual Obligations”on page 28.

After the worsening of the sub-prime loan problem and shockwaves from the Lehman Brothers’ collapse in the United States, the world financial markets were in turmoil and unstable for a certain period. Even in such period, the Company was able to raise enough funds for business operations and did not encounter financing problems.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2011, the Company has planned to invest approximately ¥34.0 billion in the fiscal year ending March 31, 2012. The Company intends to fund its investment basically through cash provided by operating activities, and to also utilize available borrowings from financial institutions. The Company’s current commitments for capital expenditures are not material.

The Company has underfunded pension liabilities of ¥35.3 billion, which relate primarily to the parent company, as of the end of March, 2011. The Company’s contributions to pension plans for the year ending March 31, 2012 are expected to be ¥14.1 billion.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with repurchases of treasury stock. The Company uses net cash provided by operating activities for these dividends and repurchases.

The amount of working capital decreased ¥38.5 billion from the prior year-end, to ¥342.1 billion. Additionally, the ratio of current assets to current liabilities decreased 7.9 percentage points, to 178.6%, due to a decrease in current assets resulting from a decrease in cash and cash equivalents and notes and accounts receivables. There is some seasonality to the Company’s liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments is collected during April through June each year. Currently, the Company believes the working capital is sufficient for the Company’s present requirements.

All things considered, the Company believes that it can support its current and anticipated capital and operating requirements for the foreseeable future.

Cash Flows

Net cash provided by operating activities during the year under review was ¥81.9 billion, and cash inflow decreased ¥37.2 billion from the prior year. Although net income increased, cash inflow substantially decreased due to the changes in working capital.

Net cash used in investing activities was ¥43.6 billion, and cash outflow increased of ¥0.2 billion from the prior year.

Net cash used in financing activities was ¥41.7 billion, cash outflow increased of ¥7.0 billion from the prior year due to a decrease in proceeds from issuance of long-term debt.

Including the effect of exchange rate, cash and cash equivalents at the end of March 31, 2011 were ¥105.3 billion, a decrease of ¥6.1 billion from the prior year.

Over the past three years, the amount of net cash provided by operating activities was ¥178.4 billion in aggregate and net increases in borrowings were ¥74.2 billion in aggregate. Additionally, during the same period, proceeds from sales of property, plant, and equipment and proceeds from sales of investments were ¥20.7 billion in total. The aggregate amount of these cash flows was used chiefly to fund increases in finance receivables, which exceeded collections of finance receivables by ¥87.6 billion, purchases of fixed assets of ¥86.9 billion, dividend payments to stockholders of ¥52.3 billion and repurchase of common stock for ¥5.6 billion. Cash and cash equivalents increased an aggregate of ¥16.5 billion during the same period.

Assets, Liabilities, and Equity

1) Assets

Total assets at the end of March 2011 amounted to ¥1,356.9 billion, a decrease of ¥52.2 billion (3.7%) from the end of the prior year. Current assets were ¥777.2 billion, a decrease of ¥43.6 billion from the prior year-end mainly due to a decrease of notes and accounts receivable. Notes and accounts receivable decreased owing mainly to a decrease in foreign currency-denominated trade accounts affected by the appreciation of the yen. In addition, investments and long-term finance receivables were ¥316.9 billion, a decrease of ¥4.8 billion from the prior year-end and property, plant, and equipment were ¥217.4 billion, a decrease of ¥3.5 billion from the prior year-end.

2) Liabilities

Total liabilities amounted to ¥675.5 billion, a decrease of ¥61.9 billion (8.4%) from the end of the prior year. Current liabilities were ¥435.1 billion a decrease of ¥5.1 billion from the prior year-end. On the other hand, long-term liabilities decreased ¥56.8 billion, to ¥240.4 billion mainly due to a decrease of long-term debt.

3) Equity

Total equity amounted to ¥681.4 billion, an increase of ¥9.7 billion (1.5%) from the end of the prior year. Recorded net income compensated an increase in accumulated other comprehensive loss mainly due to a decrease of foreign currency translation adjustments. As a result, shareholders’ equity ratio was 46.8%, 2.3 percentage points higher than the prior year end. The debt-to-equity ratio** was 55.8%, 8.6 percentage points lower than at the prior year-end.

*	Shareholders’ equity ratio = shareholders’ equity / total assets
**	Debt-to-equity ratio = interest-bearing debt / shareholders’ equity

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, currency swaps, and interest rate swaps. As a basic policy, the Company conducts its derivative transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. The counterparties for the Company’s derivative transactions are financial institutions with high creditworthiness; therefore, the Company does not anticipate any credit losses on such transactions. For more specific details, refer to Note 13 “Derivative Financial Instruments” on page F-30.

C. Research and Development, Patents and Licenses, etc

Research and Development

The following table shows the Company’s research and development expenses for the last three fiscal years.

	Millions of yen
	2011	2010	2009
R&D Expenses	¥25,042	¥25,241	¥26,290
As a percentage of consolidated revenues	2.7%	2.7%	2.4%

The R&D activities are conducted principally in R&D departments in each business division and subsidiary. In its business divisions and subsidiaries, there are 33 R&D departments. Each department promotes the R&D activities fortifying each business.

The total R&D expenses of the four reporting segments, which are Farm & Industrial Machinery, Water & Environment Systems, Social Infrastructure, and Other segment, were ¥19.3 billion, ¥3.3 billion, ¥1.5 billion, and ¥1.0 billion, respectively.

Patents and Licenses

The Company does not rely on any specific individual licenses or patents. As of March 31, 2011, the Company held 4,666 Japanese patents and 1,132 foreign patents and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to the Company, the Company does not consider that the expiration of any single patent or group of related patents would materially affect Kubota’s business. Kubota grants licenses to others to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2011, royalty income and expenses were ¥847 million and ¥94 million, respectively, under such licensing arrangements.

D. Trend Information

Outlook for the Next Fiscal Year

The Company forecasts consolidated revenues for the year ending March 31, 2012 will increase from the year under review. Overseas markets including North America, Asia outside Japan and Europe are expected to be brisk. On the other hand, the domestic market is expected to remain sluggish.

The Company forecasts operating income will increase from the year under review mainly due to an increase in revenues. The Company also expects income before income taxes and equity in net income of affiliated companies and net income attributable to Kubota Corporation for the next fiscal year will increase from the year under review.

The concern about stable production raised from the Great East Japan Earthquake have decreased considerably. Although demand for the Company’s products will involve uncertain factors related to the earthquake, the effect of such uncertainties is not expected to be material.

Matters Related to the health hazard of Asbestos

Background

Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, which is now a company office, produced products containing asbestos. In April 2005, the Company was advised that some residents who lived near the former plant suffered from mesothelioma, a form of cancer that is said to be mainly caused by the aspiration of asbestos. The Company announced its intention in June 2005 to act seriously and faithfully concerning various issues of the health hazard of asbestos from the viewpoint of corporate social responsibility (CSR) as a company that had once manufactured products containing asbestos for a long time.

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

Since the Company established its internal policies and procedures of relief payment system, the Company has received claims for relief payments from 237 residents and paid or accrued relief payments to 218 of those residents after carefully reviewing those claims as of March 31, 2011.

With regard to the procedures for making claims to the Company for relief payments, the Company has asked the residents or the bereaved family of the residents who lived close to its former plant to communicate with the Company through Amagasaki Occupational Safety and Health Center with the documents requested by the Company.

With regard to current and former employees of the Company who are suffering from or have died of asbestos-related disease, in accordance with the Company’s internal policies, the Company pays compensation which is not required by law. Upon certification of medical treatment compensation from the Workers’ Accident Compensation Insurance for asbestos-related diseases, the compensation for asbestos-related disease is paid. In case an employee dies during medical treatment and is certified for compensation from the Workers’ Accident Compensation Insurance for bereaved families, the compensation for asbestos-related disease for the bereaved family is also paid. The cumulative number of current and former employees who are eligible for compensation in accordance with the Company’s internal policies that are not required by law is 162 as of the end of March 2009, 170 as of the end of March 2010, and 176 as of the end of March 2011.

In August 2006, the Company announced that the Company would provide a donation of ¥1.2 billion to Hyogo College of Medicine made over 10 years and a ¥0.5 billion to Osaka Medical Center for Cancer and Cardiovascular Diseases over five years. The Company donated ¥0.2 billion as a contribution for the year ended March 31, 2011.

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

During the year ended March 31, 2007, the Company accounted for ¥735 million of the special contribution as a lump sum expense, which is imposed based on the New Asbestos Law during the four-year period commencing on April 1, 2007. In addition, the Company recorded an expense of ¥179 million in this fiscal year.

Contingencies Regarding Asbestos-Related Matters

The Company expenses the payments for the health hazard of asbestos based on the Company’s policies and procedures. The expenses include payments to certain residents who lived near the Company’s plant and current and former employees, and a special contribution in accordance with the New Asbestos Law. The amount of these expenses during the year ended March 31, 2011 was approximately ¥1,155 million. Of the ¥1,155 million, ¥768 million represented expenses relating to the payment for the residents who lived near the Company’s plant under the relief payment system established in April 2006. The Company has no basis or information to estimate the number of residents and current and former employees that are going to apply for payments.

Although the Company is currently a defendant in litigation relating to asbestos, the ultimate outcome of this litigation is also unpredictable due to inherent uncertainties in litigation.

Accordingly, the Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to the asbestos issues. However, the Company believes asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations, financial position, and its liquidity.

Subsequent events

On May 11, 2011, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2011 of ¥7 per common share (¥35 per 5 common shares) or a total of ¥8,905 million.

E. Off-balance Sheet Arrangements

The Company previously utilized accounts receivable securitization programs, which were important for the Company to broaden its funding sources and raise cost-effective funds. However, financing by securitization of trade receivables was quite difficult in the United States in the year ended March 31, 2009 because of turmoil in the U.S. financial markets. Under this situation, the Company terminated all securitization programs during the year ended March 31, 2009 and the Company has not resumed the programs. As a result, there was no receivable sold at March 31, 2011.

The Company provides guarantees to distributors, including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2011 was ¥9.2 billion.

F. Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at March 31, 2011.

	Millions of yen
	Total	Payments due by period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	¥76,642	¥76,642	¥—	¥—	¥—
Capital lease obligations	3,118	2,031	973	100	14
Long-term debt	274,198	83,525	148,078	33,269	9,326
Deposits from customers	2,399	2,399	—	—	—
Operating lease obligations	2,693	906	1,233	440	114
Commitments for capital expenditures	545	545	—	—	—
Contributions to defined pension plans	14,100	14,100	—	—	—
Interest payments	12,893	7,119	4,901	765	108

Total	¥386,588	¥187,267	¥155,185	¥34,574	¥9,562

Long-term debt represents unsecured bonds and loans principally from banks and insurance companies. Payments due by periods for interest payments are calculated using the contract rate of each borrowing or debt and derivative financial instruments at March 31, 2011.

The Company expects benefit payments to the participants of the defined benefit pension plans and the severance indemnity plans as disclosed in Note 8, “RETIREMENT AND PENSION PLANS—Expected Cash Flows” on page F-23 of this annual report. While the Company will contribute to its defined benefit pension plans in the future periods to meet future benefit payments, its contributions to defined pension plans beyond the next fiscal year are not included in the table because they are not currently determinable.

The Company recorded liabilities for unrecognized tax benefits of ¥223 million at March 31, 2011, which are not included in the above tables because it is unable to make reasonable estimates of the periods of settlement.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following sets forth the information about the Company’s Directors, Executive Officers and Corporate Auditors as of the date of filing of this annual report, together with their respective dates of birth and positions. The term of office of all Directors will expire at the conclusion of the ordinary general meeting of shareholders which will be held in 2012.

Name (Birthday)	Number of Company Shares Owned as of June 24, 2011	Current Positions and Brief Occupational History (including responsibilities in other companies)
Yasuo Masumoto (April 21, 1947)	49,000 Shares	Representative Director, Chairman, President & CEO of Kubota Corporation
		January 2011:	Representative Director, Chairman, President & CEO of Kubota Corporation (to present)
		January 2009:	Representative Director, President & CEO of Kubota Corporation
		April 2008:	Executive Vice President and Director of Kubota Corporation
		April 2007:	In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division
		April, 2006:	Executive Managing Director of Kubota Corporation
		April 2005:	Deputy General Manager of Industrial & Material Systems Consolidated Division
		January 2005:	In charge of Quality Assurance & Manufacturing Promotion Dept.
		June 2004:	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division
		April 2004:	Managing Director of Kubota Corporation, In charge of Manufacturing Planning & Promotion Dept.
		April 2003:	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division
		June 2002:	Director of Kubota Corporation
		October 2001:	General Manager of Farm Machinery Division
		April 1971:	Joined Kubota Corporation

Tetsuji Tomita (March 6, 1950)	27,000 Shares	Representative Director and Executive Vice President of Kubota Corporation, General Manager of Farm & Industrial Machinery Consolidated Division

		April 2011:	Representative Director and Executive Vice President of Kubota Corporation (to present)
		April 2009:	Representative Director and Senior Managing Executive Officer of Kubota Corporation
		January 2009:	General Manager of Farm & Industrial Machinery Consolidated Division (to present)
		January 2009:	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division
		April 2008:	Managing Director of Kubota Corporation
		June 2005:	Director of Kubota Corporation
		April 2004:	President of Kubota Tractor Corporation
		April 1973:	Joined Kubota Corporation

Name (Birthday)	Number of Company Shares Owned as of June 24, 2011	Current Positions and Brief Occupational History (including responsibilities in other companies)
Satoru Sakamoto (July 18, 1952)	23,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation, In charge of Planning & Control Headquarters and Global IT Management Office

		June 2011:	In charge of Global IT Management Office (to present)
		April 2011:	Director and Senior Managing Executive Officer of Kubota Corporation (to present)
		October 2010:	In charge of Planning & Control Headquarters (to present)
		April 2009:	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.
		April 2009:	Director and Managing Executive Officer of Kubota Corporation
		June 2006:	Director of Kubota Corporation
		April 2006:	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd.
		April 1976:	Joined Kubota Corporation

Takeshi Torigoe (April 8, 1950)	28,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Social Infrastructure Consolidated Division, In charge of Quality Assurance & Manufacturing Promotion Dept.

		June 2011:	Director and Senior Managing Executive Officer of Kubota Corporation (to present)
		April 2011:	Senior Managing Executive Officer of Kubota Corporation
		April 2010:	In charge of Quality Assurance & Manufacturing Promotion Dept. (to present)
		June 2009:	Managing Executive Officer of Kubota Corporation
		April 2009:	General Manager of Materials Division and Steel Castings Business Unit
		April 2009:	General Manager of Social Infrastructure Consolidated Division (to present)
		April 2009:	Director and Managing Executive Officer of Kubota Corporation
		January 2009:	Deputy General Manager of Water, Environment & Infrastructure Consolidated Division
		June 2006:	Director of Kubota Corporation
		April 2005:	General Manager of Steel Castings Division
		April 1976:	Joined Kubota Corporation

Name (Birthday)	Number of Company Shares Owned as of June 24, 2011	Current Positions and Brief Occupational History (including responsibilities in other companies)
Masayoshi Kitaoka (December 11, 1949)	18,000 Shares	Director and Managing Executive Officer of Kubota Corporation, General Manager of Water & Environment Systems Consolidated Division, General Manager of Tokyo Head Office

		June 2011:	Director and Managing Executive Officer of Kubota Corporation (to present)
		April 2011:	General Manager of Water & Environment Systems Consolidated Division, General Manager of Tokyo Head Office (to present)
		April 2010:	General Manager of Water Engineering & Solution Division, Membrane Systems Business Unit and Business Coordination Dept. in Membrane Systems Business Unit, President of Kubota Membrane Co., Ltd.
		June 2009:	Managing Executive Officer of Kubota Corporation
		April 2009:	In charge of Secretary & Public Relations Dept., General Affairs Dept. and Tokyo Administration Dept.
		April 2009:	Director and Managing Executive Officer of Kubota Corporation
		April 2008:	Managing Director of Kubota Corporation
		April 2007:	In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., General Manager of Head Office
		June 2005:	Director of Kubota Corporation
		April 2004:	General Manager of Farm Machinery Division
		April 1973:	Joined Kubota Corporation

Toshihiro Kubo (April 5, 1953)	18,000 Shares	Director and Managing Executive Officer of Kubota Corporation, In charge of Personnel Dept., Secretary Dept., Corporate Communications Dept., General Affairs Dept., and Tokyo Administration Dept., General Manager of Head Office

		June 2011:	Director and Managing Executive Officer of Kubota Corporation (to present)
		April 2011:	Managing Executive Officer of Kubota Corporation
		June 2010:	In charge of Secretary Dept. and Corporate Communications Dept. (to present)
		April 2010:	In charge of Secretary & Public Relations Dept.,
		April 2010:	In charge of Personnel Dept., General Affairs Dept., and Tokyo Administration Dept., General Manager of Head Office (to present)
		June 2009:	Executive Officer of Kubota Corporation
		April 2009:	Deputy General Manager of Water & Environment Systems Consolidated Division, General Manager of Water & Environment Systems, Social Infrastructure Business Promotion Headquarters, Water & Environment Systems, Social Infrastructure Production Control Dept.
		April 2009:	Director and Executive Officer of Kubota Corporation
		June 2007:	General Manager of Production Control Headquarter in Water, Environment & Infrastructure Consolidated Division and Coordination Dept. in Water, Environment & Infrastructure Consolidated Division
		June 2007:	Director of Kubota Corporation
		October 2005:	General Manager of Planning Dept. in Ductile Iron Pipe Division
		April 1979:	Joined Kubota Corporation

Name (Birthday)	Number of Company Shares Owned as of June 24, 2011	Current Positions and Brief Occupational History (including responsibilities in other companies)
Yuzuru Mizuno (January 21, 1948)	19,000 Shares	Director of Kubota Corporation
		June 2009:	Director of Kubota Corporation (to present)
		July 2008:	Executive Vice President of Matsushita Real Estate Co., Ltd. (to present)
		June 2005:	Corporate Auditor of Kubota Corporation
		July 2004:	Executive Director of Matsushita Electric Industrial Co., Ltd., In charge of Corporate Finance & Investor Relations
		February 2004:	Director (non full-time) of Nippon Otis Elevator Company
		October 2000:	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.
		October 2000:	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.
		June 1998:	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.
		December 1995:	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		April 1970:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

Junichi Sato (March 26, 1950)	0 Shares	Director of Kubota Corporation
		June 2011:	Director of Kubota Corporation (to present)
		June 2007:	In charge of Global Sales Strategies for Commercial and Industrial Refrigeration. (excluding Japan)
		June 2007:	In charge of Global Air-Conditioning Business (excluding Japan) (to present)
		May 2005:	General Manager Global Operations Division.
		June 2004:	In charge of Global Operations Division, Air-Conditioning Operations in the Europe/Middle East/Africa Region and President & Managing Director Daikin Europe N.V.
		June 2004:	Senior Executive Officer Daikin Industries, Ltd. (to present)
		June 2003:	Senior Associate Officer Daikin Industries, Ltd.
		June 2000:	In charge of Global Operations Division, Air-Conditioning Operations in the Europe Region and President & Managing Director Daikin Europe N.V.
		June 2000:	Associate Officer Daikin Industries, Ltd.
		July 1998:	President & Managing Director Daikin Europe N.V.
		December 1973:	Joined Daikin Industries, Ltd.

Name (Birthday)	Number of Company Shares Owned as of June 24, 2011	Current Positions and Brief Occupational History (including responsibilities in other companies)
Hirokazu Nara (October 2, 1948)	30,000 Shares	Corporate Auditor of Kubota Corporation
		June 2011:	Corporate Auditor of Kubota Corporation (to present)
		April 2011:	Director of Kubota Corporation
		October 2010:	General Manager of Tokyo Head Office
		April 2009:	General Manager of Water & Environment Systems Consolidated Division
		April 2009:	Representative Director and Senior Managing Executive Officer of Kubota Corporation
		April 2007:	In charge of Corporate Staff Section (assistant)
		April 2007:	Managing Director of Kubota Corporation
		October 2005:	In charge of Corporate Planning & Control Dept.
		June 2005:	In charge of Air Condition Equipment Division, Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., Finance & Accounting Dept. General Manager of Corporate Planning & Control Dept.
		June 2005:	Director of Kubota Corporation
		April 2005:	In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant) and General Manager of Corporate Planning & Control Dept.
		April 1971:	Joined Kubota Corporation

Hiroshi Shiaku (March 10, 1951)	7,000 Shares	Corporate Auditor of Kubota Corporation
		June 2011:	Corporate Auditor of Kubota Corporation (to present)
		June 2008:	Corporate Auditor of Kubota Matsushita Exterior Works Co., Ltd. (subsequently, KMEW Co., Ltd.)
		June 2003:	General Manager of Compliance Auditing Dept.
		April 1973:	Joined Kubota Corporation

Masao Morishita (January 22, 1949)	8,000 Shares	Corporate Auditor of Kubota Corporation
		June 2009:	Corporate Auditor of Kubota Corporation (to present)
		April 2006:	Director and CFO of MT Picture Display Co., Ltd., In charge of Administration Dept.
		April 2003:	Director and General Manager of Administrative Headquarter of Matsushita Toshiba Picture Display Co., Ltd.
		April 1998:	General Manager of Accounting Dept. and Business Planning Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		April 1994:	President and Director of Matsushita Compressor Corporation of America
		April 1971:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

Akira Negishi (March 23, 1943)	0 Shares	Corporate Auditor of Kubota Corporation
		June 2011:	Corporate Auditor of Kubota Corporation (to present)
		April 2006:	Registered as an attorney with Osaka Bar Association (to present)
		April 2006:	Professor of Konan Law School (to present)
		April 2006:	Honorary Professor of Kobe University (to present)
		March 2006:	Retirement from Kobe University
		April 1998:	Vice President of Kobe University
		April 1996:	Head of faculty of law in Kobe University
		April 1978:	Professor of faculty of law in Kobe University
		April 1969:	Assistant professor of faculty of law in Kobe University
		April 1965:	19th Legal Apprenticeship

Name (Birthday)	Number of Company Shares Owned as of June 24, 2011	Current Positions and Brief Occupational History (including responsibilities in other companies)
Ryoji Sato (December 7, 1946)	0 Shares	Corporate Auditor of Kubota Corporation
		June 2011:	Corporate Auditor of Kubota Corporation (to present)
		May 2011:	Retired from Senior Advisor of Deloitte Touche Tohmatsu LLC
		November 2010:	Senior Advisor, Deloitte Touche Tohmatsu LLC
		June 2007:	Executive Member, Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu Limited)
		June 2007:	Chief Executive Officer of Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC)
		June 2004:	Representative Partner and Managing Partner, Tokyo Office of Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC)
		June 2001:	Managing Partner, Tokyo Office of Tohmatsu & Co. (currently, Deloitte Touche Tohmatsu LLC)
		June 1997:	Board member of Tohmatsu & Co. (currently, Deloitte Touche Tohmatsu LLC)
		April 1975:	Registered as a Certified Public Accountant with the Japanese Institute of Certified Public Accountants (to present)
		October 1971:	Joined Tohmatsu Awoki & Co. (currently, Deloitte Touche Tohmatsu LLC)

Yuzuru Mizuno and Junichi Sato are outside directors as stipulated in the Corporate Law. Masao Morishita, Akira Negishi and Ryoji Sato are outside corporate auditors as stipulated in the Corporate Law.

The Company notified the Japanese stock exchanges of all of its five outside directors and outside corporate auditors as “independent directors / corporate auditors” pursuant to the regulations of the Japanese stock exchanges. The definition of the “independent director / corporate auditor” is different from that of the independent directors under the corporate governance standards of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended.

Among Directors or Corporate Auditors of Kubota Corporation, there is no family relationship. No Directors or Corporate Auditors, except Yuzuru Mizuno, Junichi Sato, Masao Morishita, Akira Negishi and Ryoji Sato have business activities outside the Company. Two Directors, Yuzuru Mizuno and Junichi Sato, serve as a director or an executive officer of other companies as above mentioned.

There is not any arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any person named above was selected as a Director or a Corporate Auditor.

The Company is not dependent on specific Directors, researchers, or any other entity for its management.

The Company, by a resolution at the meeting of the Board of Directors held on February 10, 2009, introduced the Executive Officer System. The following sets for the information about the Executive Officers excluding persons who also hold the post of Directors as of the date of filing of this annual report, together with their respective positions and responsibilities. Please refer to Item 6C “Board Practices” for details of the Executive Officer System.

Title	Name	Responsibilities and important concurrent offices
Senior Managing Executive Officer	Eisaku Shinohara	In charge of Research & Development Planning & Promotion Dept. and Environmental Protection Dept.

Senior Managing Executive Officer	Masatoshi Kimata	President of SIAM KUBOTA Corporation Co., Ltd.

Senior Managing Executive Officer	Nobuyuki Toshikuni	General Manager of R&D Headquarters in Farm & Industrial Machinery Consolidated Division, In charge of Instrumentation and Control Technology Center

Managing Executive Officer	Hideki Iwabu	General Manager of Water & Environment Innovative Research Laboratory

Managing Executive Officer	Katsuyuki Iwana	General Manager of Manufacturing Headquarters and Procurement Headquarters in Farm & Industrial Machinery Consolidated Division

Managing Executive Officer	Kenshiro Ogawa	General Manager of Construction Machinery Division, General Manager of Construction Machinery Planning & Control Dept. in Construction Machinery Division

Managing Executive Officer	Tetsu Fukui

In charge of Water & Environment Systems Consolidated Division Production Control Dept., Water & Environment Systems Consolidated Division Quality Assurance Dept., Water & Environment Systems Consolidated Division Purchasing Dept.,

General Manager of Environmental Equipment R&D Center in Water & Environment Systems Consolidated Division

Managing Executive Officer	Satoshi Iida	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

Managing Executive Officer	Shigeru Kimura	General Manager of Planning & Control Headquarters

Executive Officer	Masakazu Tanaka	General Manager of Farm Machinery Division

Executive Officer	Taichi Itoh	General Manager of Health & Safety Planning & Promotion Dept.

Executive Officer	Yujiro Kimura	General Manager of Strategy Planning Office

Executive Officer	Shinji Sasaki	General Manager of Engine Division

Executive Officer	Hiroshi Matsuki	General Manager of Steel Pipe Division

Executive Officer	Yuichi Kitao	President of Kubota Tractor Corporation

Executive Officer	Kunio Suwa	General Manager of CSR Planning & Coordination Headquarters

Executive Officer	Toshihiko Kurosawa	General Manager of Pumps Division

Executive Officer	Hiroshi Kawakami	Senior Executive Vice President of SIAM KUBOTA Corporation Co., Ltd.

Executive Officer	Satoshi Machida	General Manager of Tractor Division

Executive Officer	Masaharu Tabata	General Manager of Pipe Systems Division

Executive Officer	Yoshiyuki Fujita	General Manager of Global Management Promotion Dept.

Executive Officer	Kaoru Hamada	General Manager of Materials Division

Executive Officer	Takashi Uei	President of Kubota China Holdings Co., Ltd., President of Kubota Environmental Engineering (SHANGHAI) Co., Ltd

B. Compensation

The following table sets forth the aggregate remunerations, including bonuses and other financial benefits given in consideration of the performance of duties (collectively, the “remunerations”), paid by the Company in fiscal 2011 to all Directors and Corporate Auditors of the Company:

	Number	Millions of yen
Title		Total	Remuneration	Bonuses
Director (excluding Outside Director)	6	449	356	93
Corporate Auditor (excluding Outside Corporate Auditor)	2	60	60	—
Outside Director and Outside Corporate Auditor	5	72	72	—

Notes:

1.	The above remunerations for Directors of Kubota Corporation do not include the salary for employees’ portion of certain Directors. The salary for employees’ portion of certain Directors is not material.

2.	The remunerations for Directors are determined at the meeting of the Board of Directors based on the report of the Compensation Council within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of operating results, compensation levels of other companies, wage level of employees. The Compensation Council is composed of Representative Directors excluding the President and executive officers in charge of indirect departments. The report of the Compensation Council is submitted to the meeting of the Board of Directors after the approval of the President. The remunerations for Corporate Auditors are determined upon consultation among Corporate Auditors within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of the roles of the respective Corporate Auditors.

The following table sets forth the names, titles and amounts of remunerations paid by the Company to persons whose remunerations equaled or exceeded ¥100 million for the fiscal year ended March 31, 2011:

Title and Name	Millions of yen
	Total	Remuneration	Bonuses
Yasuo Masumoto	119	97	22

C. Board Practices

The Company’s Articles of Incorporation as revised as of June 19, 2009 provide that the number of Directors of the Company shall be not more than 10 and that of the Corporate Auditors shall be not more than six.

Directors and Corporate Auditors shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company’s affairs. The Board of Directors may, by its resolution, appoint one Chairman of the Board of Directors, one Vice Chairman of the Board of Directors, one President-Director, and one or more Vice President-Directors, Executive Managing Directors and Managing Directors. The Board of Directors shall, by its resolution, appoint Representative Directors. A Japanese joint stock corporation with corporate auditors, such as the Company, is not obliged under the Corporate Law to have any outside directors on its board of directors. However, the Company began to have elected two Outside Directors at the ordinary general meeting of shareholders held in June 2009. An “outside director” is defined as a director of the company who does not engage or has not engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who does not serve or has not served as an executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one year from their assumption of office, and in the case of Corporate Auditors, within four years from their assumption of office. However, they may serve any number of consecutive terms.

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

Pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s)/corporate auditor(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside corporate auditors” (each of which terms is defined under the Corporate Law) who are unlikely to have any conflicts of interests with shareholders of the Company. The definition of “independent director/corporate auditor” is different from that of the independent directors under the corporate governance standards of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Each of Yuzuru Mizuno, Junichi Sato, Masao Morishita, Akira Negishi and Ryoji Sato satisfies the requirements for “independent director/corporate auditor” under the regulations of the Japanese stock exchanges, respectively.

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

In June 2009, the number of the incumbent Directors was reduced from 24 to 6 in order to promote strategic decision-making by the Board of Directors more agilely. In addition, the Company elected 2 Outside Directors as described above at the ordinary general meeting of shareholders held in June 2009 in order to improve the supervisory function of the Board of Directors.

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

D. Employees

Head Count at the End of the Year

2011	2010	2009
25,409	24,778	25,140

Head Count in Each Segment

	2011	2010	2009
Farm & Industrial Machinery	15,519	14,879	15,057
Water & Environment Systems	5,223	5,269	5,374
Social Infrastructure	2,576	2,596	2,762
Other	1,476	1,439	1,449
Corporate	615	595	498

Total	25,409	24,778	25,140

The number of full-time employees of Kubota as of March 31, 2011 was 25,409. Most employees of the Company in Japan, other than managerial personnel, are union members. The unions belong to the Federation of all Kubota Labor Union, which is affiliated with the Japanese Trade Union Confederation. The Company believes it maintains a good relationship with the union.

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

E. Share Ownership

The following table shows the total number of shares of the Company’s common stock beneficially owned by the Directors and Corporate Auditors as a group as of June 24, 2011:

Title of Class	Identity of persons or group	Number of shares owned	Percentage of class
Common stock	Directors and Corporate Auditors	227,000	0.02%

For individual shareholdings, see Item 6.A “Directors and Senior Management.”

Employee Stock Ownership Association (Kubota Fund) owned 16,266,878 shares as of March 31, 2011, which amounted to 1.3 % of total shares issued.

The association consists of employees of the Company and some of its subsidiaries, and the members contribute a portion of their salaries to the association. The association purchases shares of Kubota’s common stock on behalf of its members.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2011, three shareholders of record held 5% or more of the shares issued, respectively. The following table shows the information about the 10 largest shareholders:

	(As of March 31, 2011)
Name	Number of shares (thousand)	(%)
Japan Trustee Services Bank, Ltd.	150,401	11.82
The Master Trust Bank of Japan, Ltd.	105,488	8.29
Nippon Life Insurance Company	67,978	5.34
Meiji Yasuda Life Insurance Company	60,262	4.73
Sumitomo Mitsui Banking Corporation	45,006	3.53
Mizuho Corporate Bank, Ltd.	40,851	3.21
Moxley & Co.	36,758	2.88
J.P. Morgan Chase Bank 380055	29,691	2.33
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	23,287	1.83
Trust & Custody Service Bank, Ltd.	23,181	1.82

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. The major shareholders have the same voting rights as other common shareholders of the Company.

As of March 31, 2011, there were 1,271,712,547 shares of Common Stock outstanding, of which 36,758,643 shares were in the form of ADR and 196,415,686 shares were held by residents in the U.S. The number of registered ADR holders was 50 and the number of registered holders of common stock in the U.S. was 148.

To the best knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by other corporations or by the Japanese or any foreign government.

B. Related Party Transactions

In the ordinary course of business, the Company has transactions with numerous companies. During the fiscal year ended March 31, 2011, the Company had sales transactions with affiliates accounted under the equity method, aggregating ¥63,886 million. As of March 31, 2011, the Company had trade notes and accounts receivable from affiliated companies of ¥21,885 million.

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

Export Sales

Revenues from unaffiliated customers outside Japan are disclosed in Note 20 “Segment Information—Geographic Segments” on page F-38.

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

Asbestos-related lawsuits

Since the middle of the year 2005, with the asbestos issue becoming an object of public concern in Japan, 10 asbestos-related lawsuits were filed against the Company, or the Japanese Government and asbestos-related companies including the Company and the aggregate amount of claims is ¥16,273 million. The six lawsuits concerning an aggregate of 416 construction workers who suffered from asbestos-related diseases consist mostly of the aggregate amount of 10 claims and the defendants of these six lawsuits are the Japanese Government and 46 asbestos-related companies including the Company. Other four lawsuits are not material.

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

Kubota’s ADSs, which have been listed on the NYSE since 1976, are issued with JPMorgan Chase Bank, as Depositary.

The following table sets forth, for the periods indicated, the reported high and low sales prices of Kubota’s common stock on the TSE and of Kubota’s ADSs on the NYSE.

	TSE price per share of common stock		NYSE price per ADS (5 common shares)
	High	Low	High		Low
Annual Highs and Lows

2007	¥1,379	¥897	$60	60	$38	51
2008	1,162	575	48	30	28	34
2009	918	328	43	41	17	72
2010	945	540	51	08	27	66
2011	923	648	55	50	37	35

Quarterly Highs and Lows

2010
1st quarter	¥835	¥540	$42	97	$27	66
2nd quarter	872	707	46	25	38	20
3rd quarter	881	683	48	69	38	27
4th quarter	945	761	51	08	42	63

2011
1st quarter	¥893	¥677	$47	81	$38	01
2nd quarter	782	648	46	43	37	35
3rd quarter	821	705	49	32	43	50
4th quarter	923	660	55	50	43	23

Monthly Highs and Lows

November, 2010	¥798	¥709	$48	58	$43	66
December	821	750	49	32	45	65
January, 2011	870	774	52	73	47	05
February	923	811	55	50	50	13
March	862	660	53	40	43	23
April	799	749	47	89	44	57
May	782	702	48	49	42	66

The Company has never experienced trade suspensions, and keeps enough liquidity for trading.

B. Plan of Distribution

Not applicable.

C. Markets

The stock of the Company is listed on two stock exchanges in Japan (Tokyo and Osaka), and one overseas stock exchange (New York). In May 1949, the stock was listed on the Tokyo Stock Exchange (the “TSE”) and the Osaka Securities Exchange. The stock was also listed on the New York Stock Exchange (the “NYSE”) in November 1976.

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

As of March 31, 2011, 1,285,919,180 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value. All issued shares of the Company are fully-paid and non-assessable.

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

Voting rights

So long as the Company maintains the unit share system (see Section B of this Item 10 – Memorandum and Articles of Association – Common Stock – Unit share system below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. Any corporate or certain entity one-quarter or more of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting. The Corporate Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders entitled to exercise their voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. The Company’s shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. The Company’s shareholders may also exercise their voting rights by electronic means pursuant to the method designated by the Company.

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

Unit share system

The Articles of Incorporation of the Company provide that 1,000 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 nor 0.5% of total number of issued shares.

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance through the Bank of Japan within 20 days from the date of the transfer, unless the transfer was made through a bank or financial instruments business operator licensed or registered under Japanese law.

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

E. Taxation

Japanese Taxation

The following is a summary of the major Japanese national tax consequences of the ownership, acquisition and disposition of shares of Common Stock of the Company and of ADRs evidencing ADSs representing shares of Common Stock of the Company by a non-resident Holder (as defined below). The information given below regarding Japanese taxation is based on the tax laws and tax treaties in force and their interpretations by the Japanese tax authorities as of the date of this annual report. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. We will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after the date of this annual report. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, holders of shares of Common Stock of the Company including holders of ADRs evidencing ADSs are encouraged to consult their tax advisors regarding the application of the considerations discussed below to their particular circumstances.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is 20 percent. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to non-resident Holders, except for any individual shareholder who holds, with respect to dividends due and payable on or before September 30, 2011, 5 percent or more or, with respect to dividends due and payable on or after October 1, 2011, 3 percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20 percent withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2013, and (ii) 15 percent for dividends due and payable on or after January 1, 2014. At the date of this annual report, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, and 10 percent under the income tax treaties with Australia, France, the United Kingdom and the United States).

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

Gains derived from the sale of shares of Common Stock of the Company or ADSs outside Japan by a non-resident Holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law. Eligible U.S. holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty, subject to a certain filing requirement under Japanese law.

Inheritance and gift

Japanese inheritance tax and gift tax at progressive rates may be payable by an individual who has acquired shares of Common Stock or ADSs as a legatee, heir or donee from another individual even though neither the acquiring individual, the deceased nor the donor is a Japanese resident.

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

Taxation of Dividends

Under United States federal income tax laws, and subject to the passive foreign investment company, or “PFIC” rules discussed below, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) to a U.S. holder is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by the Company with respect to Common Stock or ADSs generally will be qualified dividend income.

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

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and, depending on your circumstances, will generally be either “passive” or “general” for purposes of computing the foreign tax credit allowable to you.

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

U.S. Securities and Exchange Commission : 100 F Street, N.E., Washington D.C. 20549 or at http://www.sec.gov

Form 20-F is also available at the website of the Company. URL : http://www.kubota.co.jp

The company’s website is not part of this annual report.

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

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company utilizes foreign exchange forward contracts and foreign currency option contracts (foreign exchange contracts) primarily to fix the cash flows resulting from accounts receivable and payable and future transactions denominated in foreign currencies.

The following table provides information regarding the Company’s derivative financial instruments related to foreign exchange contracts as of March 31, 2011. All foreign exchange contracts have original maturities of less than one year.

Foreign Exchange Contracts (as of March 31, 2011)

		Millions of Yen
	Average contractual exchange rate	Contract Amounts	Fair Value
Sell U.S. dollar, Buy Yen	82.83	¥27,003	¥(94)
Sell Euro, Buy Yen	113.55	14,193	(470)
Sell Thai Baht, Buy Yen	2.72	2,861	(24)
Sell U.S. dollar, Buy Canadian dollar	1.03	12,274	389
Others	—	283	(2)

		¥56,614	¥(201)

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

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2011. For finance receivables—net and long-term debt, these tables present annual maturities and fair value. For interest rate swap contracts and cross-currency interest rate swap contracts, the table presents weighed average rate and notional amount by expected maturity dates.

Finance Receivables—net excluding finance leases (as of March 31, 2011)

	Weighted Average Interest rate	Millions of Yen
		2012	2013	2014	2015	2016	2017 and thereafter	Total	Fair value
U.S. dollar	1.10%	¥54,656	¥47,793	¥37,521	¥22,567	¥1,529	¥394	¥164,460	¥163,835
Canadian dollar	4.56	10,926	7,838	5,384	2,908	1,505	361	28,922	29,914

		¥65,582	¥55,631	¥42,905	¥25,475	¥3,034	¥755	¥193,382	¥193,749

Long-term trade accounts receivable (as of March 31, 2011)

	Weighted Average Interest rate	Millions of Yen
		2012	2013	2014	2015	2016	2017 and thereafter	Total	Fair value
Japanese yen	3.58%	¥24,021	¥10,888	¥7,411	¥4,656	¥2,492	¥1,503	¥50,971	¥53,725

Long-term debt excluding capital lease obligations (as of March 31, 2011)

	Weighted Average Interest rate	Millions of Yen
		2012	2013	2014	2015	2016	2017 and thereafter	Total	Fair value
Japanese yen	1.12%	¥12,826	¥50,236	¥14,951	¥23,022	¥4,120	¥9,326	¥114,481	¥115,296
U.S. dollar	1.71	59,777	30,200	27,852	2,027	4,050	—	123,906	123,650
Others	3.47	10,923	16,335	8,504	49	—	—	35,811	35,561

		¥83,526	¥96,771	¥51,307	¥25,098	¥8,170	¥9,326	¥274,198	¥274,507

Interest Rate Swap Contracts (as of March 31, 2011)

	Millions of Yen, except rates
	2012	2013	2014	2015	2016	2017 and thereafter	Total	Fair value
Notional amounts (Yen)	¥14,500	¥12,500	¥12,500	¥5,500	—	—	¥45,000	¥(212)
Average pay rate	1.08%	1.06%	1.06%	1.04%	—	—	1.06%	—
Average receive rate	0.45%	0.42%	0.42%	0.50%	—	—	0.44%	—

Notional amounts (U.S. dollar)	¥52,650	¥16,200	¥4,050	—	—	—	¥72,900	¥(1,028)
Average pay rate	3.37%	2.70%	2.27%	—	—	—	3.16%	—
Average receive rate	0.62%	1.09%	0.90%	—	—	—	0.74%	—

Notional amounts (Canadian dollar)	¥1,620	¥486	¥81	—	—	—	¥2,187	¥(63)
Average pay rate	4.47%	4.49%	4.52%	—	—	—	4.48%	—
Average receive rate	1.20%	1.20%	1.20%	—	—	—	1.20%	—

Notional amounts (Other)	¥3,240	—	—	—	—	—	¥3,240	¥(62)
Average pay rate	4.63%	—	—	—	—	—	4.63%	—
Average receive rate	2.48%	—	—	—	—	—	2.48%	—

Cross-Currency Interest Rate Swap Contracts (as of March 31, 2011)

	Millions of Yen, except rates
	2012	2013	2014	2015	2016	2017 and thereafter	Total	Fair value
Receive Yen, Pay Thai Baht
Notional amounts (Yen)	¥24,000	¥20,000	¥6,000	¥6,000	—	—	¥56,000	¥(499)
Average pay rate	3.93%	1.80%	2.07%	0.25%	—	—	2.58%	—
Average receive rate	0.95%	0.53%	0.70%	0.08%	—	—	0.68%	—

Receive U.S. dollar, Pay Thai Baht
Notional amounts (U.S. dollar)	¥19,683	¥19,683	¥11,583	¥4,860	—	—	¥55,809	¥(1,680)
Average pay rate	3.74%	3.48%	1.88%	1.24%	—	—	3.04%	—
Average receive rate	0.95%	0.89%	0.38%	0.16%	—	—	0.74%	—

Receive Yen, Pay Canadian dollar
Notional amounts (Yen)	¥5,000	¥5,000	—	—	—	—	¥10,000	¥(360)
Average pay rate	3.75%	1.87%	—	—	—	—	2.81%	—
Average receive rate	0.48%	0.24%	—	—	—	—	0.36%	—

Equity Price Risk

The Company holds available-for-sale securities included in investments. These securities are exposed to changes in equity price risks arising from changes in market prices for such securities. The Company does not hold marketable securities for trading purposes. The following table discloses the cost, fair value and unrealized holding gains and losses on marketable equity securities at March 31, 2011:

	Millions of Yen
	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Available-for-sale:
Equity securities of financial institutions	¥25,525	¥34,839	¥10,403	¥1,089
Other equity securities	14,883	55,634	40,793	42

	¥40,408	¥90,473	¥51,196	¥1,131

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and charges payable by a holders of ADSs

The Company has appointed JP Morgan Chase Bank, N.A. as its depositary pursuant to the Company’s American Depositary Receipt program.

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

• Depositing or substituting the underlying shares

Issuance of ADSs against the deposit of shares, including deposits and issuances in respect of:

•    Share distributions, stock split, rights, merger

•    Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities

		$5.00 for each 100 ADSs (or portion thereof) Evidenced by the new American Depositary Receipts (“ADRs”) delivered	JP Morgan Chase Bank, N.A.

• Receiving or distributing Dividends	Distribution of dividends	$0.02 or less per ADS	JP Morgan Chase Bank, N.A.

• Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)	JP Morgan Chase Bank, N.A.

• Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion there of ) evidenced by the ADRs surrendered	JP Morgan Chase Bank, N.A.

• Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts	$1.50 per ADR Certificate	JP Morgan Chase Bank, N.A.

• General depositary services

Expenses incurred on behalf of Holders in connection with

•    Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•    The depositary’s or its custodian’s compliance with applicable law, rule or regulation

•    Stock transfer or other taxes and other governmental charges

•    Cable, telex, facsimile transmission/delivery

•    Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•    Any other charge payable by depositary or its agents

		Payable by Holders or persons depositing Shares or Holders withdrawing Deposited Securities.	JP Morgan Chase Bank, N.A.

Fees and payments made by the Depositary to the issuer

There were no fees or other direct and indirect payments made by the depositary to the Company in the fiscal year ended March 31, 2011.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended,) as of March 31, 2011. Based on that evaluation, the Company’s chief executive and chief financial officers concluded that the disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for the Company.

Management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2011 using the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2011.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu LLC, has issued an audit report on the Company’s internal control over financial reporting. Their report appears on page F-2 of the attached Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the fiscal year ended March 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Corporate Auditors has determined that Ryoji Sato qualifies as an “audit committee financial expert” as defined by the rules of the SEC at the board of corporate auditors’ meeting held on June 24, 2011 in succession to Yoshio Suekawa.

He is a certified public accountant in Japan. He joined Tohmatsu Awoki & Co. (currently, Deloitte Touche Tohmatsu LLC) in 1971. Since then, he worked as a public accountant for more than 30 years. He worked at Touche Ross & Co.(currently, Deloitte LLP) in New York in 1978, and from 1979 to 1982 in London. In 2007, he assumed the position of Chief Executive Officer of Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC) and Executive Member, Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu Limited), and held the position untill 2010.

He was elected to the Company’s Corporate Auditors at the ordinary general meeting of shareholders held on June 24, 2011. See Item 6.A. for information regarding his business experience. He meets the independence requirements imposed on corporate auditors under the Corporate Law of Japan.

Item 16B. Code of Ethics

The Board of Directors of the Company adopted a “Code of Ethics” in April, 2004 and amended in February, 2011, which is applicable to its Chief Executive Officer, Executive Officer in charge of Planning & Control Headquarters, General Manager of Planning & Control Headquarters and General Manager of Finance and Accounting Department. This Code requires the relevant Officers to act honestly and candidly, including the ethical handling of conflict of interest, and to comply with all applicable laws, accounting standards, rules and regulations of self-regulatory organization, and policies and internal regulation of the Company. The Code also requires the relevant Officers to conduct full, fair, accurate, timely and understandable disclosure in reports and documents which are filed with or submitted to the SEC, and in other communications with the public and prompt internal reporting of violations of this Code.

Our Code of Ethics is attached as an exhibit to this annual report (exhibit 11.1).

Item 16C. Principal Accountant Fees and Services

Fees and Services of Principal Accountant

The following table discloses the aggregate fees accrued or paid to principal accountant and associated entities for each of the last two fiscal years:

	Millions of yen
	2011	2010
Audit Fees	¥532	¥576
Audit-Related Fees	4	3
Tax Fees	82	104
All Other Fees	37	20

Total	¥655	¥703

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

All Other Fees include fees charged for services rendered with respect to consultation relating to improvements in the Company’s internal controls. Services rendered by principal accountant and associated entities did not include design, development, and/or implementation of the Company’s internal controls.

Policies for Pre-Approval of Audit and Non-Audit Services rendered by Independent Registered Public Accounting Firm

The Board of Corporate Auditors of the Company consists of 5 auditors, including 3 outside corporate auditors. The Board of Corporate Auditors has adopted Pre-Approval Policies and Procedures for Audit and Non-Audit Services (the “Policies”) for the purpose of supervising the services of its independent registered public accounting firm. The Policies govern external auditors to render audit or non-audit services to the Company. The Policies classify audit and non-audit services into three categories depending on the nature of services and regulate them differently.

The first category includes the following services and they are pre-approved comprehensively.

•

All services necessary to perform audit or review of the Company and any subsidiaries to comply with the rules of the SEC, Corporate Law of Japan, Financial Instruments and Exchange Law of Japan, rules and regulation of Stock Exchanges in Japan and any other rules and regulations, and related consultation of accounting procedures and voluntary audit and examination of subsidiaries.

•

Audit-related services, such as due diligence related to merger & acquisition activity, audit of employee benefit plans including audit of pension fund and audit or review of information systems related to accounting.

•	Services and consultation related to the preparation of tax returns.

•	Other services, such as training of employees regarding accounting practices.

The second category includes non-audit services which are restricted by the Sarbanes-Oxley act and the rules of the SEC to be rendered by the same public accountants which renders audit services to the Company. The Policies prohibits such services to be rendered.

The third category includes additional services other than the above which may be pre-approved by the Board of Corporate Auditors on an individual basis.

No services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of
Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, relating to listed company audit committees, which apply to the Company through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, the Company relies on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a New York Stock Exchange-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

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

In the Company’s assessment, the Company’s Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated in this annual report.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the Company’s purchases of its common stock during fiscal 2011:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2010 – April 30, 2010	4,837	842.04	0	0
May 1, 2010 – May 31, 2010	6,886	771.50	0	0
June 1, 2010 – June 30, 2010	2,823	733.69	0	0
July 1, 2010 – July 31, 2010	4,270	677.52	0	0
August 1, 2010 – August 31, 2010	4,431	708.87	0	0
September 1, 2010 – September 30, 2010	5,200	729.56	0	0
October 1, 2010 – October 31, 2010	4,918	756.39	0	0
November 1, 2010 – November 30, 2010	4,332	766.18	0	0
December 1, 2010 – December 31, 2010	16,946	782.35	0	0
January 1, 2011 – January 31, 2011	4,627	790.06	0	0
February 1, 2011 – February 28, 2011	3,446	869.02	0	0
March 1, 2011 – March 31, 2011	1,920	786.74	0	0

Total	64,636	769.57	0	—

Note:	All purchases other than purchases publicly announced were made as a result of holders of shares less than one unit, which is 1,000 shares of common stock, requesting the Company to purchase shares that are a fraction of a unit in accordance with the Corporate Law.

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

In addition, pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s)/corporate auditor(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside corporate auditors” (each of which terms is defined under the Corporate Law) who are unlikely to have any conflicts of interests with shareholders of the Company. Each of the Outside Directors and Outside Corporate Auditors of the Company satisfies the requirements for the “independent director/corporate auditor” under the regulations of the Japanese stock exchanges respectively. The definition of “independent director/corporate auditor” is different from that of the independent directors under the corporate governance standards of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended.

Audit committee

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. The audit committee must be composed entirely of independent directors, and the audit committee must have at least three members.

Under the corporate auditor system that the Company employs in Japan, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting auditor and on such accounting auditor’s audit reports, for the protection of the Company’s shareholders. Under the Corporate Law of Japan, the Company is required to have at least three corporate auditors. The Articles of Incorporation of the Company provide for no more than six corporate auditors. Currently, the Company has five corporate auditors. Each corporate auditor has a four-year term. In contrast, the term of each director of the Company is one year. With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, relating to listed company audit committees, the Company relies on an exemption under paragraph (c)(3) of that rule which is available to foreign private issuers with boards of corporate auditors meeting certain criteria.

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

Shareholders approval of equity compensation plan

A NYSE-listed U.S. company must generally obtain shareholder approval with respect to any equity compensation plan or any material revision to an existing equity compensation plan.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics for Senior Financial Officers of the Registrant (English translation)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

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

KUBOTA CORPORATION

Date: June 29, 2011	By	/s/ Satoru Sakamoto
Satoru Sakamoto
Director and Senior Managing Executive Officer (Principal Financial and Accounting Officer)

Attachment

Kubota Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

Osaka, Japan

June 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kubota Corporation:

We have audited the internal control over financial reporting of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2011 of the Company and our report dated June 24, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu LLC

Osaka, Japan

June 24, 2011

Consolidated Balance Sheets

KUBOTA Corporation and Subsidiaries

(¥ in millions)
At March 31:	2011	2010
ASSETS

Current assets:
Cash and cash equivalents	¥105,293	¥111,428
Notes and accounts receivable:
Trade notes	56,185	57,412
Trade accounts	300,229	317,485
Less: Allowance for doubtful notes and accounts receivable	(2,806)	(2,821)
Short-term finance receivables—net	100,437	104,840
Inventories	174,217	172,323
Other current assets	43,649	60,161

Total current assets	777,204	820,828

Investments and long-term finance receivables:
Investments in and loan receivables from affiliated companies	16,569	15,945
Other investments	100,498	109,306
Long-term finance receivables—net	199,829	196,473

Total investments and long-term finance receivables	316,896	321,724

Property, plant, and equipment:
Land	89,435	89,664
Buildings	217,738	214,329
Machinery and equipment	352,064	358,354
Construction in progress	9,631	5,306

Total	668,868	667,653
Accumulated depreciation	(451,510)	(446,760)

Net property, plant, and equipment	217,358	220,893

Other assets:
Long-term trade accounts receivable	27,487	26,688
Other	18,839	19,670
Less: Allowance for doubtful non-current receivables	(932)	(770)

Total other assets	45,394	45,588

Total	¥1,356,852	¥1,409,033

(¥ in millions)
At March 31:	2011	2010
LIABILITIES AND EQUITY

Current liabilities:
Short-term borrowings	¥76,642	¥88,333
Trade notes payable	13,978	14,266
Trade accounts payable	150,825	143,683
Advances received from customers	3,270	3,397
Notes and accounts payable for capital expenditures	9,800	9,245
Accrued payroll costs	26,847	25,856
Accrued expenses	29,616	27,352
Income taxes payable	4,702	22,842
Other current liabilities	33,892	33,832
Current portion of long-term debt	85,556	71,432

Total current liabilities	435,128	440,238

Long-term liabilities:
Long-term debt	191,760	243,333
Accrued retirement and pension costs	35,285	40,177
Other long-term liabilities	13,318	13,666

Total long-term liabilities	240,363	297,176

Commitments and contingencies
Equity:
Kubota Corporation shareholders’ equity:
Common stock, authorized 1,874,700,000 shares in 2011 and 2010, respectively issued 1,285,919,180 shares in 2011 and 2010, respectively	84,070	84,070
Capital surplus	89,140	89,241
Legal reserve	19,539	19,539
Retained earnings	516,858	477,303
Accumulated other comprehensive loss	(65,381)	(34,491)
Treasury stock (14,206,633 shares and 14,072,545 shares in 2011 and 2010, respectively), at cost	(9,341)	(9,265)

Total Kubota Corporation shareholders’ equity	634,885	626,397

Noncontrolling interests	46,476	45,222

Total equity	681,361	671,619

Total	¥1,356,852	¥1,409,033

See notes to consolidated financial statements.

Consolidated Statements of Income

KUBOTA Corporation and Subsidiaries

(¥ in millions except per share amounts)
For the years ended March 31:	2011	2010	2009
Revenues	¥933,685	¥930,644	¥1,107,482
Cost of revenues	678,653	681,374	810,226
Selling, general, and administrative expenses	165,407	179,352	193,426
Other operating expenses	3,514	216	1,015

Operating income	86,111	69,702	102,815

Other income (expenses):
Interest and dividend income	3,429	3,381	4,822
Interest expense	(1,632)	(2,127)	(2,664)
Gain (loss) on sales of securities—net	4,845	1,821	(116)
Gain on nonmonetary exchange of securities	2,774	—	—
Valuation loss on other investments	(1,758)	(143)	(8,618)
Foreign exchange gain (loss)—net	(1,640)	2,894	(11,525)
Other—net	(829)	(2,045)	(1,455)

Other income (expenses), net	5,189	3,781	(19,556)

Income before income taxes and equity in net income of affiliated companies	91,300	73,483	83,259

Income taxes:
Current	27,137	28,540	23,637
Deferred	3,547	(2,563)	5,109

Total income taxes	30,684	25,977	28,746

Equity in net income of affiliated companies	492	402	222

Net income	61,108	47,908	54,735

Less: Net income attributable to noncontrolling interests	6,286	5,582	6,671

Net income attributable to Kubota Corporation	¥54,822	¥42,326	¥48,064

Net income attributable to Kubota Corporation per common share:
Basic	¥43.11	¥33.28	¥37.68

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

KUBOTA Corporation and Subsidiaries

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Net income	¥61,108	¥47,908	¥54,735

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(26,382)	8,250	(61,832)
Unrealized gains (losses) on securities	(5,125)	11,761	(26,283)
Unrealized gains (losses) on derivatives	804	556	(1,512)
Pension liability adjustments	(3,080)	9,808	(13,945)

Total other comprehensive income (loss)	(33,783)	30,375	(103,572)

Comprehensive income (loss)	27,325	78,283	(48,837)

Less: Comprehensive income (loss) attributable to noncontrolling interests	3,213	7,528	(3,540)

Comprehensive income (loss) attributable to Kubota Corporation	¥24,112	¥70,755	¥(45,297)

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

KUBOTA Corporation and Subsidiaries

(¥ in millions except shares of common stock outstanding)
	Kubota Corporation Shareholders’ Equity						Non- Controlling Interests	Total Equity
	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost
Balance at March 31, 2008 (1,280,604 thousands of shares)	84,070	93,150	19,539	423,927	31,177	(3,766)	43,230	691,327
Net income				48,064			6,671	54,735
Other comprehensive loss					(93,361)		(10,211)	(103,572)
Cash dividends paid to Kubota Corporation shareholders, ¥15 per common share				(19,193)				(19,193)
Cash dividends paid to noncontrolling interests							(767)	(767)
Purchases and sales of treasury stock (less 8,541 thousands of shares)				(7)		(5,316)		(5,323)
Increase in noncontrolling interests related to contribution							14	14
Changes in ownership interests in subsidiaries							(978)	(978)

Balance at March 31, 2009 (1,272,063 thousands of shares)	84,070	93,150	19,539	452,791	(62,184)	(9,082)	37,959	616,243
Net income				42,326			5,582	47,908
Other comprehensive income					28,429		1,946	30,375
Cash dividends paid to Kubota Corporation shareholders, ¥14 per common share				(17,814)				(17,814)
Cash dividends paid to noncontrolling interests							(489)	(489)
Purchases and sales of treasury stock (less 216 thousands of shares)						(183)		(183)
Increase in noncontrolling interests related to contribution							2,109	2,109
Changes in ownership interests in subsidiaries		(3,909)			(736)		(1,885)	(6,530)

Balance at March 31, 2010 (1,271,847 thousands of shares)	¥84,070	¥89,241	¥19,539	¥477,303	¥(34,491)	¥(9,265)	¥45,222	¥671,619
Net income				54,822			6,286	61,108
Other comprehensive loss					(30,710)		(3,073)	(33,783)
Cash dividends paid to Kubota Corporation shareholders, ¥12 per common share				(15,267)				(15,267)
Cash dividends paid to noncontrolling interests							(307)	(307)
Purchases and sales of treasury stock (less 134 thousands of shares)		1				(76)		(75)
Increase in noncontrolling interests related to contribution		(5)					400	395
Changes in ownership interests in subsidiaries		(97)			(180)		(2,052)	(2,329)

Balance at March 31, 2011 (1,271,713 thousands of shares)	¥84,070	¥89,140	¥19,539	¥516,858	¥(65,381)	¥(9,341)	¥46,476	¥681,361

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

KUBOTA Corporation and Subsidiaries

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Operating activities:
Net income	¥61,108	¥47,908	¥54,735
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	26,993	29,171	31,242
(Gain) loss on sales of securities—net	(4,845)	(1,821)	116
Gain on nonmonetary exchange of securities	(2,774)	—	—
Valuation loss on other investments	1,758	143	8,618
(Gain) loss from disposal of fixed assets—net	844	118	(151)
Equity in net income of affiliated companies	(492)	(402)	(222)
Deferred income taxes	3,547	(2,563)	5,109
Change in assets and liabilities:
(Increase) decrease in notes and accounts receivable	5,707	20,380	(128,586)
(Increase) decrease in inventories	(13,640)	38,802	(35,636)
Decrease in interest in sold receivables	—	—	70,132
(Increase) decrease in other current assets	8,459	1,205	(21,322)
Increase (decrease) in trade notes and accounts payable	9,285	(22,780)	(19,771)
Increase (decrease) in income taxes payable	(17,684)	18,005	(7,008)
Increase (decrease) in other current liabilities	7,474	(9,896)	28,727
Increase (decrease) in accrued retirement and pension costs	(9,627)	467	(10,054)
Other	5,794	335	1,494

Net cash provided by (used in) operating activities	81,907	119,072	(22,577)

Investing activities:
Purchases of fixed assets	(27,358)	(26,621)	(32,959)
Purchases of investments	(444)	(389)	(5,908)
Proceeds from sales of property, plant, and equipment	870	1,182	2,961
Proceeds from sales and redemption of investments	6,300	9,101	261
Increase in finance receivables	(170,063)	(172,218)	(193,495)
Collection of finance receivables	142,852	150,368	154,935
Net (increase) decrease in time deposits	3,747	(3,826)	—
Other	515	(996)	184

Net cash used in investing activities	(43,581)	(43,399)	(74,021)

Financing activities:
Proceeds from issuance of long-term debt	62,489	121,966	129,967
Repayments of long-term debt	(93,895)	(90,067)	(74,386)
Net increase (decrease) in short-term borrowings	7,238	(43,729)	54,619
Cash dividends	(15,267)	(17,814)	(19,193)
Purchases of treasury stock	(50)	(191)	(5,338)
Purchases of noncontrolling interests	(2,317)	(6,407)	—
Other	87	1,570	(809)

Net cash provided by (used in) financing activities	(41,715)	(34,672)	84,860

Effect of exchange rate changes on cash and cash equivalents	(2,746)	922	(7,541)

Net increase (decrease) in cash and cash equivalents	(6,135)	41,923	(19,279)
Cash and cash equivalents, beginning of year	111,428	69,505	88,784

Cash and cash equivalents, end of year	¥105,293	¥111,428	¥69,505

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

The manufacturing operations of the Company are conducted primarily at 20 plants in Japan and at 12 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are sold both in Japan and in overseas markets which consist mainly of North America, Europe, and Asia.

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

The Company is involved with a VIE which engages in farming by water culture. The VIE has been consolidated since the Company is the primary beneficiary. Total assets of the VIE at March 31, 2011 and 2010 were ¥199 million and ¥219 million, respectively. There are no restrictions on the use of the VIE’s assets. Also, the creditors or beneficial interest holders of the consolidated VIE have no recourse to the general credit of the Company.

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

Use of Estimates

Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Significant estimates and assumptions are used primarily in the area of inventory valuation, impairment of investments, collectability of notes and receivables, impairment of long-lived assets, product warranties, accruals for employee retirement and pension plans, valuation allowance for deferred tax assets, uncertain tax positions, revenue recognition for long-term contracts, and loss contingencies. Actual results could differ from those estimates.

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

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Time deposits with original maturities of three months or less amounting to ¥28,907 million, ¥24,230 million, and ¥4,022 million, respectively, were included in cash and cash equivalents at March 31, 2011, 2010, and 2009. The restricted cash, which is pledged as collateral and receipt as advance payment for public works, is not included in cash and cash equivalents but included in other current assets and amounted to ¥925 million, ¥573 million, and ¥566 million at March 31, 2011, 2010, and 2009, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the average-cost method.

Investments

The Company classifies all its marketable equity securities as available-for-sale and carries them at fair value with a corresponding recognition of the net unrealized holding gains or losses (net of tax) as an item of other comprehensive income (loss) in equity. The fair values of those securities are determined based on quoted market prices.

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method. When a decline in a value of the marketable security is deemed to be other-than -temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates the extent to which cost exceeds market value, the duration of market declines, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment.

Allowance for Doubtful Accounts and Credit Losses

The Company provides an allowance for doubtful receivables. The allowance for doubtful receivables is determined on the basis of the collection status of receivables, historical credit loss experience, economic trends, customer’s ability to repay, and collateral values. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any required adjustment to the allowance is reflected in current operations.

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

The Company amortizes the prior service costs (benefits) due to the amendments of the benefit plans over the average remaining service period of the participants at the time of amendments. The Company recognizes any net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, while the portion between10% and 20% is amortized over the average participants’ remaining service period.

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

Revenue Recognition

The Company recognizes revenue related to product sales when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. The Company records estimated reductions to sales at the time of sale for sales incentive programs including product discounts, customer promotions, and volume-based rebates.

The sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer for short-term contracts, and recorded under the percentage-of-completion method of accounting for long-term contracts. (See Note 9. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS.) Estimated losses on sales contracts are charged to income in the period in which they are identified. The percentages of revenues to consolidated revenues for the years ended March 31, 2011, 2010, and 2009 that pertain to long-term contracts were 2.2%, 2.1%, and 1.9%, respectively.

Finance income is recognized over the terms of the receivables using the interest method.

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

Net income attributable to Kubota Corporation per common share

Net income attributable to Kubota Corporation per common share is computed by dividing net income attributable to Kubota Corporation by the weighted-average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2011, 2010, and 2009 was 1,271,778,025, 1,271,985,454 and 1,275,574,702, respectively. There were no potentially dilutive shares outstanding for the years ended March 31, 2011, 2010, and 2009.

New Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to improvements to financial reporting by enterprises involved with VIE. This standard requires an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a VIE. This standard also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE and eliminates the quantitative approach previously required for determining the primary beneficiary of a VIE. This standard was effective for fiscal years beginning after November 15, 2009 and was adopted by the Company on April 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued a new accounting standard related to revenue recognition for multiple-deliverable arrangements. This standard requires that arrangement consideration be allocated to all deliverables using a selling price or estimated selling price and eliminates the residual method of allocation. This standard also requires additional qualitative and quantitative disclosures. This standard was effective for fiscal years beginning on or after June 15, 2010 and can be applied prospectively for revenue arrangements entered into or materially modified, or retrospectively for all prior periods. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued a new accounting standard related to disclosures about the credit quality of financing receivables and the allowance for credit losses. This standard requires a greater level of disaggregated information about the credit quality of financing receivables and allowance for credit losses. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods which ended on or after December 15, 2010 and were adopted by the Company in the third quarter ended December 31, 2010. The disclosures about activity that occurs during a reporting period were effective for interim and annual reporting periods beginning on or after December 15, 2010 and were adopted by the Company in the fourth quarter ended March 31, 2011. The adoption of this standard did not have an impact on the Company’s consolidated results of operations or financial position. In April 2011, the FASB issued amendments to the above standard to clarify the definition of troubled debt restructurings, following an announcement made in January 2011, which had deferred the effective date for its disclosure. The amendments are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The Company is currently calculating the impact of adoption of this standard on the consolidated financial statements.

In May 2011, the FASB issued a new accounting standard to expand existing disclosure requirements for fair value measurements and change the wording largely in order to eliminate difference between U.S. GAAP and International Financial Reporting Standards. This standard is effective during interim and annual periods beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued a new accounting standard related to the presentation of Comprehensive Income. This standard requires entities to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements and to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

2. INVENTORIES

Inventories are comprised of the following:

(¥ in millions)
At March 31:	2011	2010
Finished products	¥109,043	¥111,280
Spare parts	23,960	23,544
Work in process	24,477	22,498
Raw materials and supplies	16,737	15,001

	¥174,217	¥172,323

3. INVESTMENTS IN AND LOAN RECEIVABLES FROM AFFILIATED COMPANIES

Investments in and loan receivables from affiliated companies in which the Company has the ability to exercise significant influence over their operating and financial policies are comprised of the following:

(¥ in millions)
At March 31:	2011	2010
Investments	¥16,335	¥15,667
Loan receivables	234	278

	¥16,569	¥15,945

The following table presents a summary of financial information of affiliated companies:

(¥ in millions)
At March 31:	2011	2010
Current assets	¥54,358	¥55,958
Noncurrent assets	59,853	62,414

Total assets	114,211	118,372
Current liabilities	59,068	61,495
Noncurrent liabilities	16,083	19,441

Net assets	¥39,060	¥37,436

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Revenues	¥222,694	¥210,492	¥216,430
Cost of revenues	162,836	155,350	160,690
Net income	1,442	873	419

Trade notes and accounts receivable from affiliated companies at March 31, 2011 and 2010 were ¥21,885 million and ¥24,827 million, respectively.

Revenues from affiliated companies aggregated ¥63,886 million, ¥65,246 million, and ¥55,374 million for the years ended March 31, 2011, 2010, and 2009, respectively.

Cash dividends received from affiliated companies were ¥69 million, ¥72 million, and ¥46 million for the years ended March 31, 2011, 2010, and 2009, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥11,361 million and ¥10,652 million at March 31, 2011 and 2010, respectively.

4. OTHER INVESTMENTS

The following table presents the cost, fair value, and gross unrealized holding gains and losses for securities by major security type:

(¥ in millions)
	2011				2010
At March 31:	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥25,525	¥34,839	¥10,403	¥1,089	¥24,422	¥44,186	¥19,775	¥11
Other equity securities	14,883	55,634	40,793	42	16,080	54,985	38,946	41

	¥40,408	¥90,473	¥51,196	¥1,131	¥40,502	¥99,171	¥58,721	¥52

The following table presents the gross unrealized losses on, and related fair value of, the Company’s available-for-sale securities, aggregated by the length of time that individual investment securities have been in a continuous unrealized loss position:

(¥ in millions)
	2011				2010
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
At March 31:	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥9,283	¥1,089	¥—	¥—	¥22	¥11	¥—	¥—
Other equity securities	625	42	—	—	700	41	—	—

	¥9,908	¥1,131	¥—	¥—	¥722	¥52	¥—	¥—

As of March 31, 2011, the securities in a continuous unrealized loss position are comprised of 11 equity securities of financial institutions and 10 other equity securities. The unrealized losses on investments were caused primarily by a general decline in the stock market in Japan as of the end of the fiscal year. The length of time with a continuous loss position was less than one month and the severity of decline was less than 12.5%. The financial condition and near-term prospects of the issuers remain relatively firm, which are reinforced by analyst reports regarding the issuers and industries. The company has the intent and ability to hold those securities for a period of time sufficient to allow for any anticipated recovery in market value. Based on the above facts, the Company reached the conclusion that the impairments are not other than temporary.

For the years ended March 31, 2011, 2010, and 2009, valuation losses on other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥1,758 million, ¥143 million, and ¥8,618 million, respectively.

(Merger of Aioi Insurance Co., Ltd., Nissay Dowa General Insurance Co., Ltd., and Mitsui Sumitomo Insurance Group)

On April 1, 2010, Aioi Insurance Co., Ltd., Nissay Dowa General Insurance Co., Ltd. (“Nissay”), and Mitsui Sumitomo Insurance Group merged and formed the new insurance holding company, MS&AD Insurance Group Holdings, Inc.(“MS&AD”). Upon the merger, each common share of Nissay, which was an acquired company, was converted into 0.191 share of the combined entity, MS&AD. The Company had owned common shares of Nissay which was classified as available-for-sale and recognized gain on nonmonetary exchange of securities of ¥2,774 million upon the merger, based on the fair value of MS&AD’s common shares of ¥4,140 million less carrying amounts of Nissay’s common shares of ¥1,366 million for the year ended March 31, 2011.

The Company classifies MS&AD’s common shares as available-for-sale and carries them at fair value.

The following table presents proceeds from sales of available-for-sale securities and the gross realized gains and losses on these sales:

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Proceeds from sales of available-for-sale securities	¥6,188	¥3,588	¥182
Gross realized gains	4,843	1,821	20
Gross realized losses	—	—	(132)

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥10,025 million and ¥10,135 million at March 31, 2011 and 2010, respectively. Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method. Each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

5. SALES FINANCING RECEIVABLES AND OTHER LOAN RECEIVABLES

Sales financing receivables

The Company classifies sales financing receivables into the following three types:

(1)	Retail finance receivable

The Company provides retail finance to customers who purchase the Company’s farm equipment products from dealers in North America. Retail finance receivables are purchased under agreements between the Company and dealers in relation to the products offered to individual and corporate end-users. These receivables are recorded at the principal amount and are subsequently carried at amortized cost, less any allowance for credit losses.

(2)	Finance lease receivable

The Company also provides finance lease in Japan and Asia outside Japan. Finance lease receivable in Japan relates to the Company’s products leased to individual and corporate end-users. Finance lease receivable in Asia outside Japan relates to the Company’s farm equipment products leased to individual and corporate end-users. These receivables are recorded at the aggregate of lease payments receivable plus the estimated residual value of the leased property, less unearned income and allowance for credit losses. There are no unguaranteed residual values related to finance leases at March 31, 2011.

(3)	Long-term trade accounts receivable

Long-term trade accounts receivable is generated mainly from direct sale to individual end-users in the farm equipment market in Japan.

Retail finance receivable and finance lease receivable are collectively reported as short-term finance receivables—net and long-term finance receivables—net on the consolidated balance sheets. Long-term trade accounts receivable in this note includes the current portion, which is included in trade accounts receivable on the consolidated balance sheets. These receivables are secured by the products being sold or financed.

Finance receivables—net are comprised of the following:

(¥ in millions)
At March 31:	2011	2010
Retail finance receivable	¥193,985	¥211,875
Less: Allowance for credit losses	(603)	(512)

Retail—net	193,382	211,363

Finance lease receivable	127,056	106,774
Less: Unearned income	(17,674)	(15,630)
Less: Allowance for credit losses	(2,498)	(1,194)

Finance leases—net	106,884	89,950

Total finance receivables—net	300,266	301,313
Less: current portion	(100,437)	(104,840)

Long-term finance receivables—net	¥199,829	¥196,473

Long-term trade accounts receivable—net is comprised of the following:

(¥ in millions)
At March 31:	2011	2010
Long-term trade accounts receivable
Current	¥24,500	¥21,306
Non-current	27,487	26,688

Total long-term trade accounts receivable	51,987	47,994
Less: Allowance for doubtful accounts	(1,016)	(384)

Long-term trade accounts receivable—net	¥50,971	¥47,610

The following table presents the annual maturities of retail finance receivable and long-term trade accounts receivable and future minimum lease payments on finance leases:

(¥ in millions)
Years ending March 31:	Retail finance receivable	Finance lease receivable	Long-term trade accounts receivable
2012	¥65,779	¥43,353	¥24,500
2013	55,808	32,191	11,105
2014	43,040	22,146	7,559
2015	25,555	15,265	4,749
2016	3,047	9,251	2,542
2017 and thereafter	756	4,850	1,532

Total	¥193,985	¥127,056	¥51,987

The Company includes finance income and expenses in revenues and cost of revenues in the consolidated statements of income.

The following table presents the amounts of finance income and expenses included in revenues and cost of revenues:

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Finance income	¥20,128	¥21,364	¥23,242
Finance expenses	8,773	10,029	11,578

The Company also analyzes sales financing receivables by three regions: North America, Japan, and Asia outside Japan. Credit risks on these receivables are affected by economic conditions, such as consumer demand, unemployment level, and the level of government subsidies, which differ from location to location.

(Credit Quality Indicator)

The Company classifies sales financing receivables into risk categories based on relevant information about the ability of borrowers to service their debt, such as the collection status of receivables, customers’ financial health, historical credit loss experience, and economic trends. Subsequent to origination, the Company reviews the credit quality of these receivables on a quarterly basis. The Company’s credit quality ratings for these receivables are defined as follows:

Rank A	–	These receivables are performing on schedule under their terms. It is not likely to incur losses arising from customers’ inabilities to repay and the Company expects to collect all amounts due.

Rank B	–	These receivables require management’s attention to potential losses but are not categorized as rank C. Such receivables do not indicate that it is probable that losses will be incurred arising from customers’ inabilities to repay.

Rank C	–	The Company becomes aware of a customer’s inability to repay, such as the customer’s long-term nonperformance, bankruptcy filings, or deterioration in the customer’s results of operations or financial position. In such cases, it is probable that losses will be incurred arising from customers’ inabilities to repay.

The following table presents the recorded investment in sales financing receivables by type of receivables, region, and credit quality indicator based on the information available at March 31, 2011:

(¥ in millions)
	Retail finance receivable	Finance lease receivable		Long-term trade accounts receivable
Credit risk profile by internally assigned rank:	North America	Japan	Asia Outside Japan	Japan
Rank A	¥183,973	¥9,485	¥98,444	¥49,058
Rank B	9,713	181	1,272	2,890
Rank C	299	—	—	39

Total	¥193,985	¥9,666	¥99,716	¥51,987

(Aging)

All sales financing receivables are considered past due when any payments including principal and interest have not been received by the contractual due date.

The following table presents age analysis of past due sales financing receivables by type of receivables and region at March 31, 2011:

(¥ in millions)
Type of receivables	Region	Up to 30 days Past due	31-60 days Past due	61-90 days Past due	Greater than 90 days Past due	Total Past due	Current	Total
Retail finance receivable	North America	¥8,061	¥868	¥175	¥895	¥9,999	¥183,986	¥193,985
Finance lease receivable	Japan	67	14	6	94	181	9,485	9,666
Finance lease receivable	Asia Outside Japan	359	368	183	362	1,272	98,444	99,716
Long-term trade accounts receivable	Japan	834	278	145	1,515	2,772	49,215	51,987

Total		¥9,321	¥1,528	¥509	¥2,866	¥14,224	¥341,130	¥355,354

(Nonaccrual)

Retail finance receivables in North America are placed on nonaccrual status at the earlier of when the contractual principal and interest are determined to be uncollectible or when these receivables become 90 days or more past due. For these receivables on nonaccrual status, interest income is subsequently recognized only to the extent a cash payment is received. These receivables are restored to accrual status as of the date the principal and interest become less than 90 days past due. Nonaccrual retail finance receivables in North America at March 31, 2011 amounted to ¥ 895 million.

Finance lease receivables in Japan and Asia outside Japan and long-term trade accounts receivable in Japan are not placed on nonaccrual status, but these receivables are charged off against the allowance for credit losses when payments due are no longer expected to be received.

(Impaired Loans)

The amounts of impaired loans were not material for the year ended March 31, 2011, 2010 and 2009.

Other loan Receivables

Other loan receivables are mainly provided to affiliated companies. The amounts of other loan receivables were not material and there is no related allowance for the year ended March 31, 2011, 2010 and 2009. (See Note 3.INVESTMENTS IN AND LOAN RECEIVABLES FROM AFFLIATED COMPANIES)

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS AND CREDIT LOSSES

An allowance for doubtful accounts and credit losses is established to cover probable losses arising from customers’ inabilities to repay by type of receivables and region.

The allowance for doubtful accounts and credit losses on receivables which will probably not be collected is maintained at a level that is adequate to cover probable losses based on a combination of various factors, such as the customer’s ability to repay and collateral values. The allowance for smaller-balance homogeneous receivables is collectively evaluated using reserve rates, which are calculated depending on the period past due, reflecting the collection status of these receivables, historical credit loss experience, economic trends and other factors. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any required adjustment to the allowance is reflected in current operations.

When amounts due are determined to be uncollectible or the related collateral is repossessed, receivables and the related allowance are charged off. The Company records the repossessed assets at its estimated fair value less costs to sell and reports in other current assets on the consolidated balance sheets, which amounted to ¥ 216 millions and ¥ 513 millions at March 31, 2011 and 2010, respectively.

The following table presents the changes in allowance for doubtful accounts and credit losses:

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Allowance for doubtful notes and accounts receivable:
Balance at beginning of year	¥2,821	¥2,512	¥1,983
Provision	300	636	1,041
Charge-offs	(77)	(46)	(32)
Other	(238)	(281)	(480)

Balance at end of year	¥2,806	¥2,821	¥2,512

Allowance for doubtful non-current receivables:
Balance at beginning of year	¥770	¥859	¥981
Provision	259	59	50
Charge-offs	(93)	(74)	(1)
Other	(4)	(74)	(171)

Balance at end of year	¥932	¥770	¥859

Allowance for credit losses on finance receivables:
Balance at beginning of year	¥1,706	¥1,586	¥1,380
Provision	2,304	855	914
Charge-offs	(780)	(327)	(308)
Other	(129)	(408)	(400)

Balance at end of year	¥3,101	¥1,706	¥1,586

The following table presents the changes in allowance for doubtful accounts and credit losses and the recorded investments in finance receivables and long-term trade accounts receivable:

(¥ in millions)
Allowance for doubtful accounts and credit losses For the year ended March 31, 2011:	Retail finance receivable	Finance lease receivable	Long-term trade accounts receivable	Total
Balance at beginning of year	¥512	¥1,194	¥402	¥2,108
Provision	727	1,577	614	2,918
Charge-offs	(567)	(213)	—	(780)
Other	(69)	(60)	—	(129)

Balance at end of year	¥603	¥2,498	¥1,016	¥4,117

Individually evaluated for impairment	299	—	19	318
Collectively evaluated for impairment	304	2,498	997	3,799

Recorded Investment at March 31, 2011:
Balance at end of year	¥193,985	¥109,382	¥51,987	¥355,354

Individually evaluated for impairment	299	—	39	338
Collectively evaluated for impairment	193,686	109,382	51,948	355,016

Long-term trade accounts receivable in the table includes the current portion, which is included in trade accounts receivable on the consolidated balance sheets. There were no recoveries of receivables previously charged off as uncollectible for the year ended March 31, 2011.

7. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2011 consisted of notes payable to banks of ¥76,642 million. Short-term borrowings at March 31, 2010 consisted of notes payable to banks of ¥88,333 million.

Stated annual interest rates on short-term borrowings ranged primarily from 0.47% to 6.10% and from 0.50% to 4.78% at March 31, 2011 and 2010, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2011 and 2010 were 1.4% and 1.5%, respectively.

Available committed lines of credit with certain banks totaled ¥20,000 million both at March 31, 2011 and 2010. The terms of committed lines of credit are 1 year. The Company had no outstanding borrowings as of March 31, 2011 and 2010 related to committed lines of credit.

Long-term debt is comprised of the following:

(¥ in millions)
At March 31:	Due in years ending March 31:	2011	2010
Unsecured bonds:
Yen notes (fixed rate 1.20%)	2011	—	¥10,000
Yen notes (floating rate 0.70%)	2012	¥4,000	4,000
Yen notes (floating rate 0.75%)	2013	4,000	4,000
Yen notes (floating rate 0.75%)	2013	2,000	2,000
Yen notes (floating rate 0.47%)	2013	5,000	5,000
U.S.$ notes (floating rate 0.72%)	2013	4,050	4,600
Yen notes (fixed rate 1.54%)	2013	10,000	10,000
Yen notes (fixed rate 1.27%)	2013	10,000	10,000
Yen notes (fixed rate 1.53%)	2015	10,000	10,000
Loans, principally from banks and insurance companies, maturing on various dates through 2019:
Collateralized		17,322	24,216
Unsecured		207,826	224,963
Capital lease obligations		3,118	5,986

Total		277,316	314,765
Less: current portion		(85,556)	(71,432)

		¥191,760	¥243,333

Both fixed and floating rates were included in the interest rates of the long-term loans from banks and insurance companies. The weighted average rates at March 31, 2011 and 2010 were 1.8% and 2.0%, respectively.

The following table presents the annual maturities of long-term debt at March 31, 2011:

(¥ in millions)
Years ending March 31:
2012	¥85,556
2013	97,610
2014	51,441
2015	25,170
2016	8,199
2017 and thereafter	9,340

Total	¥277,316

Assets pledged as collateral are comprised of the following:

(¥ in millions)
At March 31:	2011	2010
Trade accounts	1,403	17,806
Short-term finance receivables	8,575	18,445
Other current assets *1	162	573
Long-term finance receivables	10,871	12,447
Property, plant, and equipment	6,100	6,233

Total	¥27,111	¥55,504

*1	Other current assets represent the restricted cash which is pledged as collateral in accordance with the terms of borrowing.

The above assets were pledged against the following liabilities:

(¥ in millions)
At March 31:	2011	2010
Short-term borrowings	¥4,710	¥20,751
Current portion of long-term debt	7,345	14,137
Long-term debt	9,977	10,079

Total	¥22,032	¥44,967

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

There are restrictive covenants related to the borrowings including negative pledges, rating trigger and minimum net worth. The rating trigger states that the Company shall keep or be higher than the “BBB–”rating by Rating and Investment Information, Inc. and the minimum net worth covenant states that the Company shall maintain total equity of more than ¥470.0 billion on the consolidated financial statement and more than ¥302.5 billion on the separate financial statement of the parent company. The Company is in compliance with these restrictive covenants at March 31, 2011.

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

Funded Status

The following table presents the funded status and the amounts recognized in the consolidated balance sheets:

(¥ in millions)
At March 31:	2011	2010
Funded status:
Benefit obligations	¥165,637	¥168,974
Fair value of plan assets	130,437	129,156

Funded status-net	¥(35,200)	¥(39,818)

Amounts recognized in the consolidated balance sheets:
Accrued retirement and pension costs	¥(35,285)	¥(40,177)
Prepaid expenses for benefit plans, included in other assets	85	359

Amounts recognized in the consolidated balance sheets-net	¥(35,200)	¥(39,818)

The following table presents the amounts recognized in accumulated other comprehensive income, before tax:

(¥ in millions)
At March 31:	2011	2010
Actuarial loss	¥28,344	¥24,192
Prior service benefit	(3,628)	(4,436)

Total recognized in accumulated other comprehensive income, before tax	¥24,716	¥19,756

The following table presents the projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets:

(¥ in millions)
At March 31:	2011	2010
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥163,060	¥166,643
Fair value of plan assets	127,775	126,466

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥161,322	¥165,148
Fair value of plan assets	126,380	125,074

Benefit Obligations

The following table presents the changes in benefit obligations, the balances of accumulated benefit obligations, and the weighted-average assumptions used in calculating benefit obligation:

(¥ in millions)
	2011	2010
Change in benefit obligations:
Benefit obligations at beginning of year	¥168,974	¥167,277
Service cost	6,117	5,933
Interest cost	3,315	3,646
Actuarial loss (gain)	(831)	3,729
Benefits paid (lump-sum payments)	(7,226)	(7,913)
Benefits paid (annuity payments)	(4,349)	(4,247)
Foreign currency exchange rate changes	(363)	549

Benefit obligations at end of year	¥165,637	¥168,974

Accumulated benefit obligations at March 31	¥164,942	¥168,377

Weighted-average assumptions used in calculating benefit obligation at March 31 *1 :
Discount rate	2.6%	2.4%

*1	The rate of compensation increase is not used in the calculations of benefit obligations under the point-based benefits system.

Plan Assets

The following table presents the changes in plan assets:

(¥ in millions)
For the years ended March 31:	2011	2010
Fair value of plan assets at beginning of year	¥129,156	¥111,006
Actual return on plan assets	(2,694)	13,064
Employer contributions	13,427	13,830
Benefits paid (lump-sum payments)	(4,763)	(5,053)
Benefits paid (annuity payments)	(4,349)	(4,247)
Foreign currency exchange rate changes	(340)	556

Fair value of plan assets at end of year	¥130,437	¥129,156

The Company’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which the Company considers permissible. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The Company’s target allocation is 38% equity securities, 59% debt securities, and 3% other investment vehicles, mainly consisting of cash and short-term investments and the general accounts of insurance company.

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

The following table presents the fair value of plan assets by category:

(¥ in millions)
at March 31	Level 1	Level 2	Level 3	Total
2011 :
Equity securities:
Financial institutions (Japanese companies)	¥5,318	¥—	¥—	¥5,318
Other industries (Japanese companies)	4,390	—	—	4,390
Pooled funds (Japanese companies) *1	—	19,054	—	19,054
Pooled funds (foreign companies) *1	—	22,639	—	22,639
Debt securities:
Pooled funds (Japanese issuers) *2	—	61,575	—	61,575
Pooled funds (foreign issuers) *3	—	11,766	—	11,766
Cash and short-term investments	1,084	2,168	—	3,252
General accounts of insurance company	—	1,923	—	1,923
Other assets *4	—	204	316	520

Fair value of plan assets	¥10,792	¥119,329	¥316	¥130,437

2010 :
Equity securities:
Financial institutions (Japanese companies)	¥6,805	¥—	¥—	¥6,805
Other industries (Japanese companies)	5,129	—	—	5,129
Pooled funds (Japanese companies) *1	—	20,284	—	20,284
Pooled funds (foreign companies) *1	—	22,764	—	22,764
Debt securities:
Pooled funds (Japanese issuers) *2	—	58,377	—	58,377
Pooled funds (foreign issuers) *3	—	10,998	—	10,998
Cash and short-term investments	1,056	1,509	—	2,565
General accounts of insurance company	—	1,717	—	1,717
Other assets *4	—	205	312	517

Fair value of plan assets	¥12,990	¥115,854	¥312	¥129,156

*1	These funds are invested in listed equity securities.
*2	These funds are invested in approximately 85% Japanese government and municipal bonds, and 15% Japanese corporate bonds.
*3	These funds are invested in foreign government bonds.
*4	This class includes the pooled funds which invest in private equity.

Plan assets are categorized by level based on the inputs used to measure the fair value of each asset.

The equity securities of financial institutions and other industries are valued at the closing price reported on the stock exchange on which the individual securities are traded. Pooled funds and the general accounts of insurance company are typically valued using the net asset value per share (“NAV”) provided by the administrator of the fund or insurance company. The NAV is based on the value of the underlying assets owned by the fund or insurance company, minus liabilities and divided by the number of shares or units outstanding. Cash and short-term investments are valued at their cost plus imputed interest. These assets were classified as Level 1 or Level 2, depending on availability of quoted market prices.

The ending balance of, and the change in, the other assets categorized as Level 3 were not material for the year ended March 31, 2011 and 2010.

Net Periodic Benefit Cost

The following table presents the components of the total net periodic benefit cost for the defined benefit pension plans and the severance indemnity plans:

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Net periodic benefit cost:
Service cost	¥6,117	¥5,933	¥5,944
Interest cost	3,315	3,646	3,730
Expected return on plan assets	(2,585)	(2,200)	(2,428)
Amortization of prior service benefit	(808)	(808)	(808)
Amortization of actuarial loss	472	9,611	128

Total	¥6,511	¥16,182	¥6,566

Weighted-average assumptions used in calculating net periodic benefit cost *1 :
Expected return on plan assets	2.5%	2.5%	2.5%
Discount rate	2.4%	2.5%	2.5%

*1	The rate of compensation increase is not used in the calculations of net periodic benefit cost under the point-based benefits system.

The amortization of actuarial loss of ¥9,611million for the year ended March 31, 2010 contained the immediate recognition amount of net actuarial losses in excess of 20% of the projected benefit obligation. This actuarial loss was derived from significant decline in the fair values of plan assets during the years ended March 31, 2009 and March 31, 2008 due to financial crisis.

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

The following table presents the amounts recognized in other comprehensive income (loss), before tax, and the reclassification adjustments for the loss (benefit) realized in net income, before tax:

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Actuarial gain (loss) recognized in other comprehensive income	¥(4,602)	¥7,712	¥(22,897)
Reclassification adjustment for prior service benefit realized in net income	(808)	(808)	(808)
Reclassification adjustment for actuarial loss realized in net income	472	9,611	128

Net recognized in other comprehensive income (loss), before tax	¥(4,938)	¥16,515	¥(23,577)

The following table presents the estimated prior service benefit and actuarial loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending March 31, 2012:

(¥ in millions)
Prior service benefit	¥(808)
Actuarial loss	693

Expected Cash Flows

The Company estimates contributions to its defined benefit pension plans for the year ending March 31, 2012, to be approximately ¥14,100 million.

The following table presents the total expected benefit payments to the participants of the defined benefit pension plans and the severance indemnity plans:

(¥ in millions)
Years ending March 31:
2012	¥11,871
2013	12,069
2014	11,469
2015	11,350
2016	10,961
2017-2021	47,574

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

The following table details the notes receivable and accounts receivable related to the long-term contracts accounted for under the percentage of completion method, by maturities:

(¥ in millions)
	2011			2010
At March 31:	Less than 1 year	1-2 years	Over 2 years	Less than 1 year	1-2 years	Over 2 years
Notes receivable	¥241	¥—	¥—	¥176	¥—	¥—
Accounts receivable	12,553	789	—	7,945	236	—

	¥12,794	¥789	¥—	¥8,121	¥236	¥—

A large portion of such receivables have already been billed to customers. The total aggregated amounts which had not been billed or were not billable were not material at March 31, 2011 and 2010. The total aggregated amounts subject to uncertainty were not material.

With respect to the inventories related to the long-term contracts, the aggregated amounts of manufacturing or production costs which exceed the aggregated estimate costs of all in-process, the total aggregated amounts subject to uncertainty, and advances received offset with inventories were not material at March 31, 2011 and 2010.

10. INCOME TAXES

Income before income taxes and equity in net income of affiliated companies and income taxes are comprised of the following:

(¥ in millions)
For the years ended March 31:	2011	2010	2009

Income before income taxes and equity in net income of affiliated companies:
Domestic	¥54,306	¥42,208	¥35,739
Foreign	36,994	31,275	47,520

Total	¥91,300	¥73,483	¥83,259

Income taxes:
Current—
Domestic	¥12,312	¥16,462	¥5,719
Foreign	14,825	12,078	17,918

	27,137	28,540	23,637

Deferred—
Domestic	6,142	(2,090)	7,073
Foreign	(2,595)	(473)	(1,964)

	3,547	(2,563)	5,109

Total	¥30,684	¥25,977	¥28,746

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

For the years ended March 31:	2011	2010	2009
Normal Japanese statutory tax rates applied to income before income taxes and equity in net income of affiliated companies	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Increase (decrease) in valuation allowance	(0.6)	(0.2)	0.4
Permanently nondeductible expenses *1	0.3	0.4	4.1
Nontaxable dividend income	(0.5)	(0.4)	(0.7)
Extra tax deduction on expenses for research and development	(2.3)	(2.8)	(0.5)
Reversal of taxes provided on unremitted earnings of foreign subsidiaries and affiliates *2	—	—	(8.3)
Income of foreign subsidiaries taxed at lower than Japanese statutory tax rate	(2.0)	(1.7)	—
Other—net	(1.9)	(0.5)	(1.1)

Effective income tax rates applied to income before income taxes and equity in net income of affiliated companies	33.6%	35.4%	34.5%

*1	Permanently nondeductible expenses for the year ended March 31, 2009 consisted primarily of nondeductible surcharge expense of ¥2,958 million for the alleged violation of the Anti-Monopoly Law.
*2

Reversal of taxes provided on unremitted earnings of foreign subsidiaries and affiliates for the year ended March 31, 2009 amounting to ¥6,870 million was due to Japanese tax law revision related to the taxation of dividends from overseas subsidiaries and affiliates.

Net deferred tax assets are included in the consolidated balance sheets as follows:

(¥ in millions)
At March 31:	2011	2010
Other current assets	¥28,884	¥29,938
Other assets	5,814	4,199
Other current liabilities	(1)	(4)
Other long-term liabilities	(2,648)	(3,119)

Net deferred tax assets	¥32,049	¥31,014

The significant components of deferred tax assets and liabilities are as follows:

(¥ in millions)
At March 31:	2011	2010
Deferred tax assets:
Allowance for doubtful receivables	¥1,465	¥1,030
Intercompany profits	7,786	7,483
Adjustment of investment securities	8,273	8,334
Write-downs of inventories and fixed assets	1,708	1,404
Accrued bonus	6,000	5,847
Retirement and pension costs	17,197	19,115
Tax loss and credit carryforwards	3,287	4,025
Other temporary differences	21,661	21,737

Gross deferred tax assets	67,377	68,975
Less: valuation allowance	(986)	(1,509)

Net deferred tax assets	¥66,391	¥67,466

Deferred tax liabilities:
Adjustment of investment securities	¥22,605	¥25,554
Unremitted earnings of foreign subsidiaries and affiliates	8,237	7,284
Other temporary differences	3,500	3,614

Gross deferred tax liabilities	¥34,342	¥36,452

Deferral of income taxes relating to intercompany profits of ¥7,786 million and ¥7,483 million at March 31, 2011 and 2010 included in the above table is accounted for in accordance with ASC 810,”Consolidation.” The movements of ¥303 million, ¥1,362 million, and ¥(5,672) million for the years ended March 31, 2011, 2010, and 2009 in such deferral of income taxes are presented as “Income taxes – Deferred” in the consolidated statements of income. The total amounts of deferred tax assets recorded in accordance with ASC 740,”Income Taxes” were ¥58,605 million and ¥59,983 million at March 31, 2011 and 2010, respectively.

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

The following table presents the reconciliation of the beginning and ending balances of the valuation allowance:

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Balance at beginning of year	¥1,509	¥1,631	¥1,326
Addition	447	391	565
Deduction	(970)	(513)	(260)

Balance at end of year	¥986	¥1,509	¥1,631

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2011.

At March 31, 2011, the tax loss carryforwards in the aggregate amounted to ¥8,332 million, which are available to offset future taxable income, and will expire in the period from 2012 through 2018.

The following table presents the reconciliation of unrecognized tax benefits:

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Balance at beginning of year	¥200	¥6,759	¥6,950
Gross increase for tax positions taken in prior years	87	26	31
Gross decrease for tax positions taken in prior years	(9)	(2,029)	(23)
Settlements	(8)	(4,534)	(108)
Lapse of statute of limitations	(19)	(27)	(15)
Other	(28)	5	(76)

Balance at end of year	¥223	¥200	¥6,759

The total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is not material at March 31, 2011, 2010, and 2009.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both interest and penalties accrued at March 31, 2011, 2010, and 2009, and interest and penalties included in income taxes for the years ended March 31, 2011, 2010, and 2009 were not material.

During the year ended March 31, 2008, the U.S. Internal Revenue Service (“IRS”) and the National Taxation Agency in Japan (“NTA”) reached an agreement on a bilateral Advance Pricing Agreement (“APA”), for which the Company had submitted requests with respect to certain intercompany transactions between related parties in U.S. and Japan. The Company accrued an estimated additional tax payment to the NTA of ¥6,500 million in other long-term liabilities at March 31, 2009 and recognized an estimated tax refund from the IRS of ¥4,647 million in other assets at March 31, 2009.

The Company accrued a tax payment to the NTA of ¥4,534 million in income taxes payable and recognized a tax refund from the IRS of ¥2,807 million in other current assets at March 31, 2010 by settling the related unrecognized tax benefits due to the expiration of the period covered by the APA. This difference between estimates and actual results is included in Gross decrease for tax positions taken in prior year in the above table.

Based on the information available as of March 31, 2011, a change to the unrecognized tax benefits within the next 12 months is not material.

The Company files income tax returns in Japan, U.S., and various foreign tax jurisdictions. At March 31, 2011, the Company is no longer subject, with limited exception, to regular income tax examinations by the tax authorities for the years on or before March 31, 2010 in Japan, and for the years on or before December 31, 2006 in U.S., respectively. While the tax authority could conduct a transfer pricing examination for the years on and after April 1, 2005, the intercompany transactions between related parties in U.S. and Japan for the years on or before March 31, 2010 are less likely to be subject to a tax examination since the Advance Pricing Agreement between U.S. and Japan has been agreed. Also, the Advance Pricing Agreement between U.S. and Japan for March 31, 2011 is under renewal process.

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

The Corporate Law also provides certain limitations on the amounts available for dividends. Under the Corporate Law, the amount available for dividends is based on other retained earnings, less treasury stock, as recorded on the books of the parent company. At March 31, 2011, other retained earnings, less treasury stock, recorded on the parent company’s books of account were ¥ 223,299 million.

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

Accumulated Other Comprehensive Income (Loss)

The following table presents the components of accumulated other comprehensive income (loss), net of taxes:

(¥ in millions)
At March 31:	2011	2010
Foreign currency translation adjustments	¥(65,689)	¥(42,215)
Unrealized gains on securities	15,922	21,050
Unrealized losses on derivatives	(787)	(1,592)
Pension liability adjustments	(14,827)	(11,734)

Total accumulated other comprehensive loss	¥(65,381)	¥(34,491)

Effects of Changes in Ownership Interests in Subsidiaries

The following table presents the effects of changes in Kubota Corporation’s ownership interests in its subsidiaries on Kubota Corporation shareholder’s equity:

(¥ in millions)
For the years ended March 31:	2011	2010
Net income attributable to Kubota Corporation	¥54,822	¥42,326

Transfers from (to) the noncontrolling interests:
Increase in capital surplus for purchases of noncontrolling interests	425	125
Decrease in capital surplus for purchases of noncontrolling interests	(726)	(3,828)
Increase in capital surplus for changes in ownership interests in subsidiaries from other transactions	199	—
Decrease in capital surplus for changes in ownership interests in subsidiaries from other transactions	—	(206)

Net transfers to the noncontrolling interests	(102)	(3,909)

Change from net income attributable to Kubota Corporation and transfer to noncontrolling interests	¥54,720	¥38,417

12. OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the components of other comprehensive income (loss), including reclassification adjustments and tax effects:

(¥ in millions)
	2011			2010			2009
For the years ended March 31:	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(26,930)	¥548	¥(26,382)	¥8,248	¥2	¥8,250	¥(62,293)	¥461	¥(61,832)
Reclassification adjustment for losses (gains) realized in net income	—	—	—	—	—	—	—	—	—

	(26,930)	¥548	¥(26,382)	8,248	2	8,250	(62,293)	461	(61,832)

Unrealized gains (losses) on securities:
Unrealized gains (losses) on securities arising during period	(5,536)	2,245	(3,291)	21,476	(8,718)	12,758	(53,868)	21,870	(31,998)
Reclassification adjustment for losses (gains) realized in net income	(3,087)	1,253	(1,834)	(1,678)	681	(997)	8,734	(3,019)	5,715

	(8,623)	3,498	(5,125)	19,798	(8,037)	11,761	(45,134)	18,851	(26,283)

Unrealized gains (losses) on derivatives:
Unrealized losses on derivatives arising during period	(662)	228	(434)	(1,310)	472	(838)	(2,378)	1,054	(1,324)
Reclassification adjustments for losses (gains) realized in net income	1,888	(650)	1,238	2,179	(785)	1,394	(316)	128	(188)

	1,226	(422)	804	869	(313)	556	(2,694)	1,182	(1,512)

Pension liability adjustments:
Pension liability adjustments arising during period	(4,602)	1,722	(2,880)	7,712	(3,133)	4,579	(22,897)	9,356	(13,541)
Reclassification adjustment for losses (gains) realized in net income	(336)	136	(200)	8,803	(3,574)	5,229	(680)	276	(404)

	(4,938)	1,858	(3,080)	16,515	(6,707)	9,808	(23,577)	9,632	(13,945)

Other comprehensive income (loss)	¥(39,265)	¥5,482	¥(33,783)	¥45,430	¥(15,055)	¥30,375	¥(133,698)	¥30,126	¥(103,572)

The following table presents the components of other comprehensive income (loss) attributable to Kubota Corporation and noncontrolling interests:

(¥ in millions)
	2011			2010			2009
For the years ended March 31:	Kubota Corporation	Non-controlling Interests	Total	Kubota Corporation	Non-controlling Interests	Total	Kubota Corporation	Non-controlling Interests	Total
Foreign currency translation adjustments	¥(23,294)	¥(3,088)	¥(26,382)	¥6,408	¥1,842	¥8,250	¥(51,789)	¥(10,043)	¥(61,832)
Unrealized gains (losses) on securities	(5,128)	3	(5,125)	11,728	33	11,761	(26,270)	(13)	(26,283)
Unrealized gains (losses) on derivatives	805	(1)	804	570	(14)	556	(1,512)	—	(1,512)
Pension liability adjustments	(3,093)	13	(3,080)	9,723	85	9,808	(13,790)	(155)	(13,945)

Other comprehensive income (loss)	¥(30,710)	¥(3,073)	¥(33,783)	¥28,429	¥1,946	¥30,375	¥(93,361)	¥(10,211)	¥(103,572)

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

Cash Flow Hedges

The accounting treatments of changes in the fair value of foreign exchange contracts and interest rate swap agreements depend on whether derivatives are designated as cash flow hedges. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income. As for foreign exchange contracts related to forecasted intercompany transactions, the amounts are subsequently reclassified into earnings when unrelated third party transactions occur. In the case of interest rate swaps, the amounts are reclassified into earnings when the related interest expense is recognized. The unrecognized net loss (net of tax) of approximately ¥ 585 million on derivatives included in accumulated other comprehensive income (loss) at March 31, 2011 will be reclassified into earnings within the next 12 months. The ineffective portion of changes in the fair value of derivatives is immediately recorded in earnings.

Derivatives Not Designated as Hedging Instruments

The Company uses derivatives not designated as cash flow hedges in certain relationships, such as a part of foreign exchange contracts, interest rate swap contracts, and cross-currency interest rate swap contracts, for economic purposes. Changes in the fair value of derivatives not designated are reported in earnings immediately.

Fair Values of Derivative Instruments

(¥ in millions)
	Other current assets		Other current liabilities		Other long-term liabilities
At March 31:	2011	2010	2011	2010	2011	2010
Derivatives designated as hedging instruments:
Foreign exchange contracts	¥3	¥14	¥—	¥—	¥—	¥—
Interest rate swap contracts	—	—	908	1,688	332	704
Cross-currency interest rate swap contracts	—	—	288	41	72	52

Total derivatives designated as hedging instruments	¥3	¥14	¥1,196	¥1,729	¥404	¥756

Derivatives not designated as hedging instruments:
Foreign exchange contracts	¥—	¥2	¥982	¥474	¥—	¥—
Interest rate swap contracts	—	—	110	230	15	142
Cross-currency interest rate swap contracts	—	—	1,158	1,032	1,021	1,491

Total derivatives not designated as hedging instruments	¥—	¥2	¥2,250	¥1,736	¥1,036	¥1,633

Total	¥3	¥16	¥3,446	¥3,465	¥1,440	¥2,389

Income Effect of Derivative Instruments

(¥ in millions)
	Gain (Loss) (before tax) Recognized in Other Comprehensive Income and Realized in Net Income
Derivative instruments in cash flow hedges	Effective Portion Recognized in OCI	Consolidated Statements of Income Line Item	Effective Portion Reclassified from Accumulated OCI to Net Income
For the year ended March 31, 2011:
Foreign exchange contracts	¥2	Revenues	¥13
Interest rate swap contracts	(943)	Interest expense	(2,193)
Cross-currency interest rate swap contracts	279	Interest expense	(142)
		Foreign exchange gain (loss)-net	434

Total	¥(662)		¥(1,888)

For the year ended March 31, 2010:
Foreign exchange contracts	¥356	Revenues	¥203
Interest rate swap contracts	(1,495)	Interest expense	(2,304)
Cross-currency interest rate swap contracts	(171)	Interest expense	(78)

Total	¥(1,310)		¥(2,179)

For the three months ended March 31, 2009:
Foreign exchange contracts	¥(139)	Revenues	¥563
Interest rate swap contracts	(1,637)	Interest expense	(177)

Total	¥(1,776)		¥386

(¥ in millions)
	Gain (Loss) (before tax) Recognized in Net Income
Derivative instruments not designated as hedging instruments	Consolidated Statements of Income Line Item	Gain (Loss) Recognized in Net Income
For the year ended March 31, 2011:
Foreign exchange contracts	Foreign exchange gain (loss)—net	¥2,659
Interest rate swap contracts	Other—net	32
Cross-currency interest rate swap contracts	Other—net	344

Total		¥3,035
For the year ended March 31, 2010:
Foreign exchange contracts	Foreign exchange gain (loss)—net	¥1,346
Interest rate swap contracts	Other—net	(175)
Cross-currency interest rate swap contracts	Other—net	(2,525)

Total		¥(1,354)

For the three months ended March 31, 2009:
Foreign exchange contracts	Foreign exchange gain (loss)—net	¥(5,026)
Interest rate swap contracts	Other—net	(340)
Cross-currency interest rate swap contracts	Other—net	(209)

Total		¥(5,575)

The amount of gain or loss related to the hedging ineffectiveness was not material for the year ended March 31, 2011,2010 and 2009.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments

The following table summarizes the carrying value and fair value of financial instruments:

(¥ in millions)
	2011		2010
At March 31:	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Finance receivables—net	¥193,382	¥193,749	¥211,363	¥212,021
Long-term trade accounts receivable	50,971	53,725	47,610	50,409
Financial liabilities:
Long-term debt	(274,198)	(274,507)	(308,779)	(309,258)

The fair value of finance receivables, long-term trade accounts receivable, and long-term debt is based on discounted cash flows using the current market rate. The carrying value of finance receivables—net in the table excludes finance leases. Long-term trade accounts receivable in the table includes the current portion, which is included in trade accounts receivable on the consolidated balance sheets. The carrying value of long-term debt in the table excludes capital lease obligations but includes the current portion, which is included in current portion of long-term debt on the consolidated balance sheets.

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

15. FAIR VALUE MEASUREMENTS

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis:

(¥ in millions)
At March 31:	Level 1	Level 2	Level 3	Total
2011:
Assets:
Available-for-sale securities:
Equity securities of financial institutions	¥34,839	¥—	¥—	¥34,839
Other equity securities	55,634	—	—	55,634
Derivatives:
Foreign exchange contracts	—	392	—	392

Total assets	¥90,473	¥392	¥—	¥90,865

Liabilities:
Derivatives:
Foreign exchange contracts	¥—	¥593	¥—	¥593
Interest rate swap contracts	—	1,365	—	1,365
Cross-currency interest rate swap contracts	—	2,539	—	2,539

Total liabilities	¥—	¥4,497	¥—	¥4,497

2010:
Assets:
Available-for-sale securities:
Equity securities of financial institutions	¥44,186	¥—	¥—	¥44,186
Other equity securities	54,985	—	—	54,985
Derivatives:
Foreign exchange contracts	—	16	—	16

Total assets	¥99,171	¥16	¥—	¥99,187

Liabilities:
Derivatives:
Foreign exchange contracts	¥—	¥474	¥—	¥474
Interest rate swap contracts	—	2,764	—	2,764
Cross-currency interest rate swap contracts	—	2,616	—	2,616

Total liabilities	¥—	¥5,854	¥—	¥5,854

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

16. SUPPLEMENTAL EXPENSE INFORMATION

The following table presents the amounts of research and development expenses, advertising costs, shipping and handling costs, and depreciation included in cost of revenues and selling, general, and administrative expenses:

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Research and development expenses	¥25,042	¥25,241	¥26,290
Advertising costs	7,178	7,658	9,721
Shipping and handling costs	37,836	36,497	49,172
Depreciation	26,517	28,903	30,467

Other operating expenses for the year ended March 31, 2011 included a loss resulting from the Great East Japan Earthquake of ¥2,544 million and a loss from a disposal of fixed assets of ¥844 million.

The recorded expenses for the disaster related losses from the Great East Japan Earthquake, which occurred on March 11, 2011 were estimated based on information currently available to the Company.

The Great East Japan Earthquake struck the east part of Japan and negatively impacted our operations. The parent company and some of domestic subsidiaries sustained damage to property and equipment, which brought certain plants to temporary shutdown. The main components of the disaster related losses were provision for credit losses, fixed costs during the shutdown, repair costs for damaged property and equipment and a special donation to the Japan Red Cross.

The repair costs which are expected to be incurred in the subsequent periods were not recorded as expenses for the year ended March 31, 2011. We do not expect the impact of the repair costs to be material to the consolidated financial statements in subsequent periods.

Other operating expenses for the year ended March 31, 2009 included a loss from impairment of fixed assets of ¥748 million.

17. SECURITIZATION OF RECEIVABLES

The Company sold trade receivables to investors through independent securitization trusts until the year ended March 31, 2009. There were no receivables sold at March 31, 2011 and 2010.

The Company recognized a pretax loss resulting from the sale of trade receivables of ¥679 million for the year ended March 31, 2009.

The Company continued to service the receivables for a fee based on a percentage of the receivables transferred. The investors and the securitization trusts had no recourse to the Company’s assets for failure of debtors to pay when due.

The following table summarizes certain cash flows received from securitization trusts:

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Proceeds from collections reinvested in revolving-period securitizations	¥—	¥—	¥55,561
Servicing fees received	—	—	230

18. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements. Leased assets under capital leases are comprised of the following:

(¥ in millions)
At March 31:	2011	2010
Machinery and equipment	¥7,616	¥11,633
Accumulated depreciation	(5,839)	(7,572)
Software	237	302

	¥2,014	¥4,363

Amortization expenses under capital leases for the years ended March 31, 2011, 2010, and 2009 were ¥2,269 million, ¥4,550 million, and ¥4,840 million, respectively.

The following table presents the annual maturities of future minimum lease commitments under capital and non-cancelable operating leases at March 31, 2011:

(¥ in millions)
Years ending March 31:	Capital Leases	Operating Leases
2012	¥2,060	¥906
2013	850	708
2014	137	525
2015	75	275
2016	28	165
2017 and thereafter	14	114

Total minimum lease payments	3,164	¥2,693

Less: amounts representing interest	(46)

Present value of net minimum capital lease payments	¥3,118

Capital lease obligations are included in the current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2011, 2010, and 2009 were ¥4,373 million, ¥4,942 million, and ¥5,281 million, respectively.

Commitments for capital expenditures outstanding at March 31, 2011 amounted to ¥545 million.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods of 1 year to 10 years. The maximum potential amount of undiscounted future payments of these financial guarantees at March 31, 2011 was ¥9,178 million. The fair value of these financial guarantees is not material and the probability of incurrence of a loss is remote.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a specified period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The following table presents the reconciliation of the beginning and ending balances of accrued product warranty cost:

(¥ in millions)
For the years ended March 31:	2011	2010
Balance at beginning of year	¥6,707	¥6,031
Addition	3,750	4,284
Utilization	(4,305)	(3,739)
Other	(554)	131

Balance at end of year	¥5,598	¥6,707

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

(Asbestos-Related Lawsuits)

Since May 2007, the Company has been subject to 10 asbestos-related lawsuits in Japan, which were filed against the Company or defendant party consisting of the Japanese Government and asbestos-related companies including the Company. The claims for compensation totaling ¥16,274 million consisted mostly of six lawsuits, which concerned a total of 416 construction workers who suffered from asbestos-related diseases, and were filed against the Japanese Government and 46 asbestos-related companies including the Company. The Company does not have any cost-sharing arrangements with other potentially responsible parties for these 10 lawsuits.

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

(Accounting for Asbestos-Related Expenses)

The Company expenses the consolation payments, the relief payments, and the compensation for employees, based on the Company’s accounting policies and procedures. The Company accrues in those cases where the conditions of loss contingencies are met. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.) The recorded expenses totaled ¥1,155 million, ¥503 million, and ¥1,155 million for the years ended March 31, 2011, 2010, and 2009, respectively, which were included in selling, general, and administrative expenses. The Company has accrued balances for the asbestos-related expenses of ¥390 million, ¥352 million, and ¥721 million at March 31, 2011, 2010, and 2009, respectively. Though the Company believes that this amount appears to be a better estimate than any other amount within a reasonably estimable range of amounts, the additional exposure to loss in excess of this accrued amount of ¥840 million exists.

Since the Company has no basis or information to estimate the number of current and former employees and residents who lived near the Company’s plant that are going to apply for payments, such payments are not included in the accrued amounts. The Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. However, the Company believes the asbestos-related issues contain potentially material risks for the Company’s consolidated results of operations, financial position, and its liquidity.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the consolidated statements of cash flows is as follows:

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Cash paid during the year:
Interest	¥6,914	¥9,614	¥12,768
Income taxes	44,207	15,336	38,472
Non-cash investing and financing activities:
Obtaining assets by entering into capital leases	201	2,740	2,916

During the year ended March 31, 2011 and 2010, the Company purchased noncontrolling interests reported in the Farm & Industrial Machinery segment. The Company retains the controlling interests before and after the transaction, the cash flow of which is classified in financing activities as Purchases of noncontrolling interests.

20. SEGMENT INFORMATION

The Company engages in various fields of business and industries by providing products and services which are categorized into the following segments: Farm & Industrial Machinery; Water & Environment Systems; Social Infrastructure; and Other. The Farm & Industrial Machinery segment manufactures and distributes farm equipment, engines, and construction machinery. The Water & Environment Systems segment manufactures and distributes pipe-related products and environment-related products. The Social Infrastructure segment manufactures and distributes industrial castings, spiral welded steel pipes, vending machines, electronic equipped machinery, and air-conditioning equipment. The Other segment includes construction, services and other businesses.

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

Reporting Segments

Information by reporting segment is summarized as follows:

(¥ in millions)
For the years ended March 31:	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
2011:
Revenues:
External customers	¥651,518	¥192,768	¥60,439	¥28,960	¥—	¥933,685
Intersegment	64	1,594	2,657	15,837	(20,152)	—

Total	651,582	194,362	63,096	44,797	(20,152)	933,685

Operating income	¥86,487	¥13,121	¥2,463	¥2,096	¥(18,056)	¥86,111

Identifiable assets at March 31, 2011	¥918,656	¥170,691	¥62,092	¥39,386	¥166,027	¥1,356,852
Depreciation	15,870	6,010	1,931	697	2,009	26,517
Capital expenditures	13,871	4,861	3,764	691	764	23,951

2010:
Revenues:
External customers	¥616,726	¥222,949	¥63,293	¥27,676	¥—	¥930,644
Intersegment	77	611	2,710	14,091	(17,489)	—

Total	616,803	223,560	66,003	41,767	(17,489)	930,644

Operating income	¥60,485	¥19,723	¥2,699	¥2,629	¥(15,834)	¥69,702

Identifiable assets at March 31, 2010	¥930,480	¥186,768	¥65,519	¥42,246	¥184,020	¥1,409,033
Depreciation	18,489	6,033	1,933	552	1,896	28,903
Capital expenditures	14,820	5,969	1,992	741	2,516	26,038

2009:
Revenues:
External customers	¥754,416	¥234,275	¥86,480	¥32,311	¥—	¥1,107,482
Intersegment	52	1,748	2,872	14,085	(18,757)	—

Total	754,468	236,023	89,352	46,396	(18,757)	1,107,482

Operating income	¥103,831	¥3,121	¥8,004	¥1,812	¥(13,953)	¥102,815

Identifiable assets at March 31, 2009	¥899,104	¥206,793	¥73,947	¥45,225	¥160,755	¥1,385,824
Depreciation	20,040	6,062	1,953	485	1,927	30,467
Capital expenditures	24,072	5,285	1,988	618	1,374	33,337

(Notes)

1.	The unallocated corporate expenses included in “Adjustments” amounted to ¥18,066 million, ¥15,834 million, and ¥13,953 million for the years ended March 31, 2011, 2010, and 2009, respectively. The unallocated corporate assets included in “Adjustments” amounted to ¥182,602 million, ¥190,282 million, and ¥167,079 million at March 31, 2011, 2010, and 2009, respectively, which consisted mainly of cash and cash equivalents, investment securities, and corporate properties held or used by the administration departments of the parent company. “Adjustments” also included the elimination of intersegment transactions.
2.	The aggregated amounts of operating income equal to those in the consolidated statements of income, and refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.
3.	Intersegment revenues are recorded at values that approximate market prices.

Revenues from External Customers by Product Groups

Information for revenues from external customers by product groups is summarized as follows:

(¥ in millions)
For the years ended March 31:	2011	2010	2009
Farm & Industrial Machinery:
Farm Equipment and Engines	¥580,671	¥561,165	¥671,292
Construction Machinery	70,847	55,561	83,124

	651,518	616,726	754,416

Water & Environment Systems:
Pipe-related Products	121,836	144,465	153,514
Environment-related Products	70,932	78,484	80,761

	192,768	222,949	234,275

Social Infrastructure	60,439	63,293	86,480
Other	28,960	27,676	32,311

Total	¥933,685	¥930,644	¥1,107,482

Geographic Segments

Information for revenues from external customers by destination and long-lived assets based on physical location are summarized as follows:

(¥ in millions)
	2011	2010	2009
Revenues from external customers by destination for the years ended March 31:
Japan	¥477,913	¥501,663	¥549,189
North America	189,330	174,371	274,151
Europe	75,762	67,791	108,742
Asia Outside Japan	160,533	148,589	139,069
Other Areas	30,147	38,230	36,331

Total	¥933,685	¥930,644	¥1,107,482

Long-lived assets based on physical location at March 31:
Japan	¥177,460	¥183,042	¥190,662
North America	16,146	20,210	21,442
Asia Outside Japan	18,794	13,983	10,002
Other Areas	4,958	3,658	3,515

Total	¥217,358	¥220,893	¥225,621

(Notes)

1.	Revenues from North America include those from the United States of ¥167,553 million, ¥146,319 million, and ¥236,473 million for the years ended March 31, 2011, 2010, and 2009, respectively.
2.	There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

21. SUBSEQUENT EVENTS

On May 11, 2011, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2011 of ¥7 per common share (¥35 per 5 common shares) or a total of ¥8,905 million.

INDEX TO EXHIBITS

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C. of this Form 20-F)

11.1	Code of Ethics for Senior Financial Officers of the Registrant (English translation)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

(Note) The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and it agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.