Form 20-F
period 2012-03-31
KUBOTA CORP
filed 2012-06-29
CIK 109821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

KUBOTA CORPORATION

(Translation of registrant's name into English)

JAPAN

(Jurisdiction of incorporation or organization)

2-47, Shikitsuhigashi 1-Chome, Naniwa-Ku, Osaka, JAPAN

(Address of principal executive offices)

Shinya Yamamoto, +81-6-6648-2623, +81-6-6648-2632, 2-47, Shikitsuhigashi 1-Chome, Naniwa-Ku, Osaka, JAPAN

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

Outstanding as of
Title of Class	March 31, 2012 (Tokyo Time)	March 31, 2012 (New York Time)
Common stock	1,255,983,672 shares
American Depositary Shares		6,351,728 ADS

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

Yes  ☐    No   ☒

i

All information contained in this annual report is as of or for the 12 months ended March 31, 2012 (“fiscal 2012”) unless otherwise specified.

As used in this annual report herein, “Kubota” and “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.

The noon buying rate for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 22, 2012 was ¥80.52 = US$1.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

	Years ended March 31
	(Millions of Yen except number of shares outstanding and per share amounts)
	2012	2011	2010	2009	2008
For the year:
Revenues	¥1,008,019	¥933,685	¥930,644	¥1,107,482	¥1,154,574
Ratio to previous year	108.0%	100.3%	84.0%	95.9%	102.4%
Cost of revenues	735,836	678,653	681,374	810,226	824,093
Selling, general, and administrative expenses	170,252	165,407	179,352	193,426	192,935
Other operating expenses (income)	(3,749)	3,514	216	1,015	671
Operating income	105,680	86,111	69,702	102,815	136,875
Income from continuing operations	66,019	61,108	47,908	54,735	74,627
Income from discontinued operations, net of taxes	—	—	—	—	189
Net income	66,019	61,108	47,908	54,735	74,816
Net income attributable to Kubota Corporation:	61,552	54,822	42,326	48,064	68,026
Ratio to previous year	112.3%	129.5%	88.1%	70.7%	89.0%
Ratio to revenues	6.1%	5.9%	4.5%	4.3%	5.9%

At year-end:
Total assets	¥1,487,669	¥1,356,852	¥1,409,033	¥1,385,824	¥1,464,270
Working capital	330,029	342,076	380,590	321,971	303,177
Long-term debt	184,402	191,760	243,333	208,588	183,945
Net assets	707,214	681,361	671,619	616,243	691,327
Total Kubota Corporation shareholders’ equity	653,283	634,885	626,397	578,284	648,097
Common stock	84,070	84,070	84,070	84,070	84,070
Number of shares outstanding in thousands	1,255,984	1,271,713	1,271,847	1,272,063	1,280,604

Per common share and per five common shares data(1)(2):
Income from continuing operations attributable to Kubota Corporation per common share:
Basic	¥48.75	¥43.11	¥33.28	¥37.68	¥52.65
Income from continuing operations attributable to Kubota Corporation per five common shares:
Basic	¥243.76	¥215.53	¥166.38	¥188.40	¥263.27
Net income attributable to Kubota Corporation per common share:
Basic	¥48.75	¥43.11	¥33.28	¥37.68	¥52.80
Net income attributable to Kubota Corporation per five common shares:
Basic	¥243.76	¥215.53	¥166.38	¥188.40	¥264.01
Kubota Corporation shareholders’ equity per common share outstanding	¥520.14	¥499.24	¥492.51	¥454.60	¥506.09
Kubota Corporation shareholders’ equity per five common shares outstanding	¥2,600.68	¥2,496.18	¥2,462.55	¥2,273.02	¥2,530.44

Others:
Capital investments(3)	¥31,112	¥23,951	¥26,038	¥33,337	¥35,163
Depreciation and amortization	23,908	26,993	29,171	31,242	30,565
R & D expenses	27,856	25,042	25,241	26,290	24,784

	Years ended March 31
	2012	2011	2010	2009	2008
Cash dividends declared per common share:
Interim (in yen)	7	7	7	7	6
(in U.S. dollars)(4)	0.090	0.083	0.080	0.075	0.054
Year-end (in yen)	8	7	5	7	8
(in U.S. dollars)(4)	0.100	0.086	0.055	0.073	0.074
Cash dividends declared per five common shares:
Interim (in yen)	35	35	35	35	30
(in U.S. dollars)(4)	0.449	0.415	0.400	0.377	0.270
Year-end (in yen)	40	35	25	35	40
(in U.S. dollars)(4)	0.502	0.432	0.274	0.365	0.370

	Years ended March 31
	2012	2011	2010	2009	2008
Exchange rates (yen amounts per U.S. dollar)(5)
Year-end	82.41	82.76	93.40	99.15	99.85
Average	78.86	85.00	92.49	96.86	113.61
High	85.26	94.68	100.71	111.02	124.09
Low	75.72	78.74	86.12	87.80	96.88

	2012 May.	2012 Apr.	2012 Mar.	2012 Feb.	2012 Jan.	2011 Dec.
High	80.36	82.62	83.78	81.10	78.13	78.13
Low	78.29	79.81	80.86	76.11	76.28	76.98
Period-end	78.29	79.81	82.41	81.10	76.28	76.98

Notes to Selected Financial Data:

1. Per share amounts have been calculated per common share and per five common shares since each American Depository Share (“ADS”) represents five shares of common stock.

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

5. Exchange rates are the noon buying rates for cable transfers between the yen and the U.S. dollar in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The rate on June 22, 2012 was ¥80.52= US$1.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Declines in economic conditions in the Company’s major markets, including private-sector capital expenditures, construction investment, and domestic public investment, may adversely impact the results of operations of the Company.

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

Fluctuations in foreign currency exchange rates, including a stronger yen, may adversely affect the Company’s results of operations.

The Company has overseas revenues and foreign subsidiaries which significantly contribute to the Company’s results of operations. Since the transactions between the parent company and foreign subsidiaries or customers are generally denominated in the local currencies and also the foreign subsidiaries’ financial results of operations which are prepared in the local currencies are consolidated into the Company’s consolidated results of operations after translation into Japanese yen, fluctuations in foreign currency exchange rates, in particular a stronger yen against other currencies, may adversely affect the Company’s results of operations. In order to minimize adverse effects from fluctuations in foreign currency exchange rates, the Company has been transferring its production bases to those countries and regions where its products are actually sold. Also, the Company enters into foreign exchange forward contracts, foreign currency option contracts, cross-currency swap contracts, and cross-currency interest rate swap contracts to mitigate its exposure to these risks. Despite the Company’s efforts, fluctuations in foreign currency exchange rates may adversely affect the Company’s consolidated financial results.

If the prices of raw materials increase or the Company has difficulties in procuring adequate supplies of them, there may be a material adverse effect on the Company’s results of operations.

The Company purchases substantial raw materials and parts from outside suppliers. If the prices of raw materials substantially increase due to the supply and demand gap and changes in market conditions, and stay at high levels for a long time, they may impair the Company’s profitability. Also, if the Company has difficulties in procuring adequate supplies of raw materials, there may be a material adverse effect on the Company’s results of operations due to difficulties in production and sales activities.

The risks associated with international operations may adversely affect the revenues and profitability of the Company.

In some businesses of the Company, substantial overseas operations are conducted. Accordingly, the Company is subject to a number of risks inherent in doing business in those markets. If such risks occurred, the Company may face difficulties in stable production and sales of products in overseas markets that may affect the revenues and profitability of the Company or they may hinder growth of the Company in specific countries. The following risks are serious concerns for the Company:

•	Unexpected changes in international or an individual country’s tax regulations;

•	Unexpected legal or regulatory changes in a country;

•	Unexpected results of transfer pricing issues or negotiation for Advanced Pricing Agreement;

•	Difficulties in retaining qualified personnel;

•	Underqualified technological skills or instability between management and employee unions in developing countries; and

•	Political instability in those countries.

Among North America, Europe, and Asian countries, which are important markets for the Company, the above mentioned risks seem to be higher in Asian countries than in other regions.

If strategic alliances, mergers, and acquisitions do not generate successful results as planned, then the Company’s profitability may deteriorate.

The Company expects to use strategic alliances, mergers, and acquisitions to seek further growth. The success of these activities depends on such factors as the Company’s business environment, the abilities of its business counterparts, and whether the Company and its counterparts share common goals. Therefore, if these activities are not successful and returns on related investments are lower than expected, the Company’s profitability may deteriorate.

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

If the Company’s products and services are alleged to have serious defects, the Company may have liability for significant damages, and there may be a material adverse effect on the Company’s results of operations and financial position. If such claims are asserted, the Company may lose the confidence of the public and suffer a reduction in its brand value, which may result in decreased revenues or demand for its products.

The Company may be required to incur considerable expenses in order to comply with various environmental laws and regulations. Such expenses may have a material adverse effect on the Company’s results of operations and financial position.

The Company is subject to various environmental laws and regulations that apply to its products and activities. If these environmental laws and regulations, such as those that impose carbon dioxide emission controls, other emission controls, and usage restrictions for certain materials which are used in the Company’s products, are strengthened or newly established in jurisdictions in which the Company conducts its businesses, the Company may be required to incur considerable expenses in order to comply with such laws and regulations. Such expenses may have a material adverse effect on the Company’s results of operations and financial position. To the extent that the Company determines that it is not economical to continue to comply with such laws and regulations, the Company may have to curtail or discontinue its activities in the affected business areas.

The Company may be required to incur significant expenses in connection with environmental damage that its activities may allegedly cause. Such expenses may have a material adverse effect on the Company’s results of operations and financial position.

Claims may arise that the Company’s activities have caused environmental contamination, including the release of hazardous materials, air pollution, water pollution, and/or soil contamination. In such an event, the Company may elect or be required to implement costly corrective actions to resolve any issues associated with the release or presence of such hazardous materials or contamination and may face associated litigation. These factors may have a material adverse effect on the Company’s results of operations and financial position.

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

The Company operates and maintains production, R&D, sales, and other business facilities in Japan, North America, Europe, Asia and other regions. If natural disasters such as earthquakes, tsunamis, floods, typhoons, pandemic, wars, terrorist attacks, accidents such as fires, information system or communication network breakdown or improper operation or other unpredictable events occur in countries and regions in which the Company operates, the Company’s production, distribution, and sales activities may be disrupted, which could have an adverse effect on the Company’s results of operations and financial position.

In particular, Japan is a country with frequent earthquakes, and as a result, the Company has a reasonable probability of suffering from a strong earthquake or tsunami.

The risks related to the aftermath of the Great East Japan Earthquake may have a material adverse effect on the Company’s results of operations and financial position.

Although the Company incurred damage at several plants and sales facilities located in east Japan from the Great East Japan Earthquake, the damaged sites were remediated and resumed business activities. However, the aftermath of the Great East Japan Earthquake has had and continues to have a serious negative impact on the Japanese economy. Specifically, continuous leakage of radiation from the nuclear power plants in Fukushima Prefecture, harmful rumors regarding agricultural products grown in the areas affected by the leakage, and shortages in the electricity supply due to shutdown of all nuclear power plants in Japan may have adverse effects on the Company’s production and sales activities.

Security breaches and other disruptions to the Company’s IT system and networks may have a material adverse effect on the Company’s results of operations and financial position.

The Company faces certain security threats, including threats to the confidentiality, availability and integrity of our data and systems. If the Company’s IT system and networks are disrupted or experience a security breach, the Company may suffer from an opportunity loss due to production downtime or may be subject to litigation or threat of litigation for information leakage, which in turn may cause a material adverse effect on the Company’s results of operations and financial position. If such security breaches and other disruptions occur, the Company may lose the confidence of the public and suffer a reduction in its brand value, which may cause a decline in demand for our products and result in decreased revenues.

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

The Company’s registered office is located at 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan.

The Company’s telephone number in Japan is +81-6-6648-2111.

The Company’s production network primarily comprises 20 plants in Japan and 24 plants in overseas countries. Kubota also has 13 sales subsidiaries in overseas countries.

Principal Capital Expenditures and Divestitures

Capital expenditures in fiscal 2012, 2011 and 2010 amounted to ¥31,112 million, ¥23,951 million, and ¥26,038 million, respectively, on an accrual basis. The funding requirements for these capital expenditures were mainly provided by internal operations, and partially provided by external debt financing.

The following table sets forth the principal capital expenditures in progress for the last three fiscal years:

As of March 31, 2012

Location	Reporting segment included	Description	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	May. 2008

Dammam (Saudi Arabia)	Social Infrastructure	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

Jiangsu (China)	Farm & Industrial Machinery	Building of new production facility for construction machinery in China	¥3.8	Jul. 2010

Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for diesel engines in Thailand	¥5.4	Nov. 2010

Chonburi (Thailand)	Farm & Industrial Machinery	Production facility for combine harvesters in Thailand	¥2.0	Oct. 2009

Georgia (U.S.)	Farm & Industrial Machinery	Building of new production facility for compact tractors in U.S.	¥5.5	Jan. 2012

As of March 31, 2011

Location	Reporting segment included	Description	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	May. 2008

Dammam (Saudi Arabia)	Social Infrastructure	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

Jiangsu (China)	Farm & Industrial Machinery	Building of new production facility for construction machinery in China	¥3.8	Jul. 2010

Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for diesel engines in Thailand	¥5.4	Nov. 2010

Chonburi (Thailand)	Farm & Industrial Machinery	Production facilities for combine harvesters in Thailand	¥2.0	Oct. 2009

As of March 31, 2010

Location	Reporting segment included	Description	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	May. 2008

Dammam (Saudi Arabia)	Social Infrastructure	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

Chonburi (Thailand)	Farm & Industrial Machinery	Production facilities for combine harvesters in Thailand	¥2.0	Oct. 2009

B. Business Overview

The Company classifies its products for revenue reporting purposes into the following four reporting segments: Farm & Industrial Machinery which includes farm equipment, engines and construction machinery; Water & Environment Systems which includes ductile iron pipes, plastic pipes, valves, environmental control plants, pumps and other products; Social Infrastructure which includes industrial castings, spiral welded steel pipes, vending machines, electronic-equipped machinery, and air-conditioning equipment; and Other which includes construction, services and other businesses.

Revenues by Reporting Segment

The following table sets forth revenues by reporting segment for the last three fiscal years:

	Millions of yen
	2012		2011		2010
	¥	%	¥	%	¥	%
Farm & Industrial Machinery	713,943	70.8	651,518	69.8	616,726	66.2
Water & Environment Systems	198,511	19.7	192,768	20.6	222,949	24.0
Social Infrastructure	64,775	6.4	60,439	6.5	63,293	6.8
Other	30,790	3.1	28,960	3.1	27,676	3.0

Total	1,008,019	100.0	933,685	100.0	930,644	100.0

Operations of Each Segment

Farm & Industrial Machinery

Farm & Industrial Machinery includes farm equipment, engines and construction machinery. Kubota is one of Japan’s leading manufacturers of farm equipment and small engines for agricultural use. This market in Japan is dominated by four major manufacturers. Main products include tractors ranging from 10.5 to 135 horsepower, combine harvesters, rice transplanters, power tillers and reaper binders. The Company also manufactures and sells a line of construction machinery including mini-excavators and wheel loaders as well as engines for various industrial uses. Overseas revenues accounted for 67.0% of the total revenues of this segment in fiscal 2012.

Domestic sales of farm equipment, engines and construction machinery are made by wholesale dealers, retail dealers or the National Federation of Agricultural Cooperative Associations. Overseas sales are made by trading companies, local distributors or the Company’s overseas subsidiaries and affiliates.

The products in this segment are manufactured at six domestic plants as well as foreign manufacturing subsidiaries in the U.S., Germany, China, Thailand, Indonesia, Vietnam, Norway, Demark, the U.K., Netherlands, France, and Russia.

Water & Environment Systems

Water & Environment Systems is comprised of pipe-related products and environment-related products.

Pipe-related products consist of ductile iron pipes, plastic pipes and fittings, and various valves. Most of these products are sold to local and national governments and public utilities for use principally in water supply and sewage systems along with industrial water supply as well as gas supply, telecommunication and irrigation systems.

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

Domestic sales of pipe-related products are made by trading companies or dealers, or are directly made to other companies or local and national governments. Overseas sales of pipe-related products are made by trading companies or a subsidiary, or are directly made to other companies. A large portion of the sales of environment-related products are made to municipalities focusing on the domestic environmental engineering market, which is competitive with many engineering companies. Overseas revenues of this segment accounted for 7.0% of the total revenues of this segment in fiscal 2012. There are 11 manufacturing plants in Japan and a manufacturing subsidiary in China.

Social Infrastructure

Social Infrastructure is comprised of industrial castings, spiral welded steel pipes, vending machines, electronic-equipped machinery, and air-conditioning equipment.

Demand for these products is mostly related to the capital spending of the private sector. Domestic sales of products of this segment are made by trading companies or subsidiaries, or are directly made to other companies and public entities. Overseas sales are made by trading companies or subsidiaries, or are directly made to other companies. Overseas revenues of this segment accounted for 25.8% of the total revenues of this segment in fiscal 2012. The products in this segment are manufactured at six plants in Japan and manufacturing subsidiaries in Canada, Indonesia and Saudi Arabia.

Other

This segment encompasses all the other businesses not attributable to the other three segments such as construction, services and other businesses. Most of the products and services of this segment are directly sold to other companies and public entities. Overseas revenues of this segment accounted for 0.7% of the total revenues of this segment in fiscal 2012. There are no manufacturing plants in this segment.

Revenues by Region

The following table sets forth revenues by region for the last three fiscal years:

	Millions of yen
	2012	2011	2010
Japan	¥498,684	¥477,913	¥501,663
Overseas:
North America	219,929	189,330	174,371
Europe	88,715	75,762	67,791
Asia outside Japan	169,632	160,533	148,589
Other Areas	31,059	30,147	38,230

Subtotal	509,335	455,772	428,981

Total	¥1,008,019	¥933,685	¥930,644

Overseas Activities

The Company’s overseas revenues (which represent sales to unaffiliated customers outside Japan) in fiscal 2012, 2011, and 2010 amounted to ¥509,335 million, ¥455,772 million and ¥428,981 million, respectively. The ratios of such overseas revenues to consolidated revenues in 2012, 2011, and 2010 were 50.5%, 48.8% and 46.1%, respectively. The revenues of the Company’s subsidiaries outside Japan in fiscal 2012, 2011, and 2010 amounted to ¥475,769 million, ¥423,074 million and ¥386,503 million, respectively. Their ratios to consolidated revenues in fiscal 2012, 2011, and 2010 were 47.2%, 45.3% and 41.5%, respectively.

The Company has manufacturing subsidiaries in the U.S., Canada, France, the U.K., Germany, Netherlands, Norway, Denmark, Russia, China, Indonesia, Thailand, Vietnam and Saudi Arabia and manufacturing affiliates in China and India. International sales subsidiaries are located in the U.S., Canada, France, the U.K., Germany, Spain, Australia, China, South Korea, India, and the Philippines. In addition, liaison offices are located in Torrance (California, U.S.), Paris (France), Dubai (U.A.E.), Beijing (China), Suzhou (China), Seoul (South Korea), Bangkok (Thailand), Chonburi (Thailand), Hanoi (Vietnam), Kuala Lumpur (Malaysia), Cairo (Egypt), Delhi (India), Singapore (Singapore), Quezon City (the Philippines), and Jakarta (Indonesia).

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

Raw Materials and Source of Supply

The Company purchases raw materials and parts from numerous sources. The major materials purchased are steel scrap, polyvinyl chloride resin, rolled steel coils, non-ferrous metals, alloys, pig iron, and coal. Some of the purchase prices of the major materials such as steel scrap fluctuate significantly by supply and demand conditions of the market. Historically, the Company has not experienced difficulties in obtaining adequate supplies of all of its raw materials requirements.

Marketing Channels

Domestic sales of farm equipment, engines and construction machinery are made through wholesale, retail dealers or the National Federation of Agricultural Cooperative Associations. Overseas sales of those products are made through trading companies, local distributors, and overseas subsidiaries and affiliates.

A large portion of pipes, valves, environmental control plants and pumps are sold to public-sector markets in Japan directly by the Company, as well as through dealers.

On the other hand, domestic sales of most of the industrial machinery and certain industrial castings are made to private-sector markets through dealers and trading companies, or directly to the end-users. In the case of vending machines, domestic sales are made to manufacturers of beverages or other products sold in vending machines. Overseas sales of those products are made directly by the Company or through trading companies, local distributors and an overseas affiliate.

Contracts, Licenses, Patents and Manufacturing Processes

The Company enters into various contracts. Some of them, for example, are for technical cooperation with other manufacturers, or for financing from banks. Although these contracts are relatively important to the Company, we are not dependent on any specific contracts.

With respect to licenses or patents, the Company is not dependent on specific licenses or patents. As of March 31, 2012, the Company held 6,578 Japanese patents and 2,769 foreign patents and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2012, royalty income and expenses were ¥920 million and ¥86 million, respectively, under such licensing arrangements.

Competition

The Company is one of the leading manufacturers of farm equipment in Japan. There are three other major Japanese manufacturers of farm equipment for agricultural use, all of which offer a complete line of machinery in competition with the Company. In overseas markets, the Company experiences strong competition from Japanese and foreign companies in the sale of farm equipment and engines.

The main products of the Company other than farm equipment are ductile iron pipes, plastic pipes, environment-related products, and industrial castings. In the ductile iron pipes market, the Company competes with two other major manufacturers within the borders and many other manufacturers in overseas markets. Most of the plastic pipes produced by the Company are sold in Japan and the Company competes with two major manufacturers. Most of the environment-related products produced by the Company are sold in Japan and there are many competitors. The Company also competes actively in the industrial castings market at home and abroad.

In addition, the Company faces intense competition in other products in the domestic and overseas markets.

Governmental Regulations

The businesses of the Company tend to be affected by the regulations or restrictions in the countries where the Company operates. Those are, for example, regulations concerning emissions, safety, noise and vibration, investments, tariffs, anti-monopoly, intellectual property, foreign exchange, and the environment.

The followings are some of the regulations which have important effects on the Company’s business.

1) Emissions Regulations for Off-road Diesel Engines

In 1995, the California Air Resources Board (the “CARB”), in the United States enforced an emissions regulation for off-road engines (below 19 kW in power) for the first time in the world. The Company led the world by complying with this standard and moved ahead of other competitors toward compliance with emissions regulations that were later enacted in several other countries. Between 1996 and 2000, the Environmental Protection Agency, or EPA, in the United States introduced Tier 1 standards, which were phased in for engines at and above 37kW in power. In addition, EPA adopted Tier 1 standards for engines below 37kW, which were phased in between 1999 and 2000, and established more stringent Tier 2 and Tier 3 standards for all engine sizes. Tier 2 standards were phased in between 2001 and 2005 for all engine sizes, and Tier 3 standards for engines between 37 and 560 kW were phased in between 2006 and 2008. The more stringent Tier 4 enacted in 2008 and will be phased in through 2015.

In Japan, the Ministry of Land, Infrastructure, Transport and Tourism (the “Ministry”) launched the Stage 1 low emission construction machineries designation scheme in 1991 and decided to use “low emission construction machinery” in the Ministry’s directly controlled projects starting in 1996. The Stage 2 standard was announced in 1997, and the Ministry began to accept applications for designations under the Stage 2 standard from 2001. In 2003, a similar regulation began to apply to on-road special motor vehicles driven by diesel fuel such as agricultural and construction machinery. This 2003 regulation was set to be equivalent with the Tier 2 regulation of EPA’s. Later in 2006, the regulation for diesel special motor vehicles was tightened to the level of the second phase (equivalent with EPA Tier 3). In April 2006, the Act for the Regulations, etc. of Emission from Special Non-Road Motor Vehicles (Off-road Act of Japan), intended for motor vehicles that do not run on public roads such as construction machinery, went into effect, which was timed to coincide with the announcement of the Stage 3 of the low emission construction machinery designation scheme. Consequently, the scope of application of this regulation broadened. The regulation for special motor vehicles and off-road special motor vehicles will be tightened to the level of the third phase (equivalent with EPA Tier 4) between 2011 and 2013 and to the level of the fourth phase (equivalent with EPA Tier 4) between 2014 and 2015.

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

The Company’s research and development for new engines equipped with new technology is under way to cope with future Tier 4 regulations in Japan, the United States and Europe. The Company obtained CARB authentication for the first time in the world for compact diesel engines (below 4L) in order to comply with tentative Tier 4, which has enacted in 2012 for engines between 56 and 130 kW. In addition, the Company has been leading the world by obtaining authentication for compact diesel engines (below 4L) in order to comply with the Stage 4 standard in Europe and the United States and has started to sell them in the market. As to regulations in Asian countries, including China, Korea and India, the Company has been dealing with intensively as well.

2) Safety Regulations

There are a variety of regulations concerning safety, and every country or region has its own regulations. Rollover Protective Structures (the “ROPS”), which are designed to protect operators of tractor from injuries caused by vehicle overturns or rollovers, are required to have the necessary specified bearing capacity based on the type of the machine installed and the deflection-related performance requirements. In case of construction machinery, Tip-Over Protective Structures (the “TOPS”) and Falling Object Protective Structures (the “FOPS”) are required in addition to ROPS. TOPS are designated to prevent an operator from being injured if a machine tips on its side. FOPS are designed to protect equipment operators from injuries caused by objects falling from above, and are required to comply with specified strength requirements specified based on how they are actually used. Those regulations differ in measurement methods or criteria, and major ones in the world are Japanese Industrial Standards (the “JIS”), European Norm (the “EN”), and Occupational Safety and Health Administration (the “OSHA”). In particular, the EN on safety regulations is compulsory.

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

C. Organization Structure

As of March 31, 2012, the Kubota Corporation group consists of Kubota Corporation, 150 subsidiaries and 20 affiliates. Kubota Corporation plays a leading role in the group. The following table sets forth the Company’s significant subsidiaries:

Country of incorporation or residence	Name	Percentage ownership and voting interest (%)
Japan	Kubota Credit Co., Ltd. Kubota-C.I. Co., Ltd.	69.7 70.0
U.S.A.	Kubota U.S.A., Inc. Kubota Tractor Corporation Kubota Credit Corporation, U.S.A. Kubota Manufacturing of America Corporation Kubota Industrial Equipment Corporation Kubota Engine America Corporation	100.0 90.0 100.0 100.0 100.0 90.0
Canada	Kubota Canada Ltd. Kubota Metal Corporation	80.0 100.0
Germany	Kubota Baumaschinen GmbH Kubota (Deutschland) GmbH	100.0 80.0
France	Kubota Europe S.A.S.	73.8
U.K.	Kubota (U.K.) Ltd.	60.0
Norway	Kverneland ASA	79.0
Thailand	SIAM KUBOTA Corporation Co., Ltd. SIAM KUBOTA Metal Technology Co., Ltd.	60.0 100.0
China	Kubota Agricultural Machinery (SUZHOU) Co., Ltd	100.0

D. Property, Plant and Equipment

The following table sets forth information with respect to Kubota’s principal manufacturing facilities:

Location	Land area (Thousand square meters)		Floor space (Thousand square meters)		Principal products
	Owned	Leased	Owned	Leased
Japan
Amagasaki (Hyogo)	365	11	135	—	Ductile iron pipes, Rolls for steel mills
Funabashi (Chiba)	506	13	141	1	Ductile iron pipes, Spiral welded steel pipes
Okajima (Osaka)	78	—	48	—	Cast iron products
Sakai (Osaka)	597	15	201	29	Farm equipment, Diesel engines
Utsunomiya (Tochigi)	146	—	71	4	Farm equipment
Tsukuba (Ibaraki)	335	30	157	27	Farm equipment, Diesel engines
Hirakata (Osaka)	306	—	146	12	Construction machinery, Pumps, Valves, Cast steel products
Konan (Shiga)	178	—	52	—	Septic tanks
Yao (Osaka)	38	—	26	—	Electronic-equipped machinery
Ryugasaki (Ibaraki)	85	—	31	—	Vending machines
U.S.A.
Gainesville (Georgia)	841	—	118	—	Lawn and garden tractors
Jefferson (Georgia)	368	—	41	—	Implements for tractors
Thailand.
Amata Nakorn (Chonburi)	368	—	94	—	Tractors and Combine harvesters
Navanakorn (Pathum Thani)	79	—	28	—	Diesel engines and Power tillers

The Company considers its principal manufacturing facilities to be well maintained and suitable for the purpose for which they are employed and believes that its plant capacity is adequate for its current and near-term needs.

In addition, the Company owns 2,447 thousand square meters of land (312 thousand square meters of floor space) in Japan, used for the head office, branches, business offices and research facilities, and leases three thousand square meters of land (123 thousand square meters of floor space) used for sales offices, warehousing, employee housing and other purposes.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2012, the Company has planned to invest approximately ¥53.0 billion in the fiscal year ending March 31, 2013. The Company intends to fund the investment primarily through cash obtained by operating activities, and to also utilize available borrowings from financial institutions. The Company’s commitments for capital expenditures outstanding at March 31, 2012 amounted to ¥2.9 billion.

Principal plans for new construction, expansion, reforming, and disposition as of March 31, 2012, are as follows:

New Construction

			Estimated amount of expenditures (Billions of yen)		Schedule
Location	Reporting segment included	Description	Total amount of expenditures	Amount already paid	Commenced	To be completed
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	¥5.1	May. 2008	Mar. 2013

Dammam (Saudi Arabia)	Social Infrastructure	Building of new production facility for steel castings in Saudi Arabia	¥3.4	¥2.3	Mar. 2009	Dec. 2012

Jiangsu (China)	Farm & Industrial Machinery	Building of new production facility for construction machinery in China	¥3.8	¥1.8	Jul. 2010	Sep. 2012

Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for diesel engines in Thailand	¥5.4	¥2.5	Nov. 2010	Mar. 2013

Georgia (U.S.)	Farm & Industrial Machinery	Building of new production facility for compact tractors in U.S.	¥5.5	¥1.0	Jan. 2012	Oct. 2013

Expansion

			Estimated amount of expenditures (Billions of yen)		Schedule
Location	Reporting segment included	Description	Total amount of expenditures	Amount already paid	Commenced	To be completed
Chonburi (Thailand)	Farm & Industrial Machinery	Production facilities for combine harvesters in Thailand	¥2.0	¥1.9	Oct. 2009	Dec. 2012

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview

Organization

The Company is one of Japan’s leading manufacturers of a comprehensive range of machinery and products including farm equipment, pipes for water supply and sewage systems, environmental control plants, and industrial castings. The Company also provides retail finance and finance leases, which primarily finance sales of equipment by dealers, for the purpose of facilitating sales of equipment to individual customers.

The Company’s reporting segments consist of “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure” and “Other”.

The Company generates revenues and cash primarily from the sales of products to dealers, affiliated companies and trading companies or direct sales of products to end users.

For more than a century since its founding, the Company has continued to help improve people’s quality of life and the development of society through its products and services. Currently, the Company is strengthening the initiatives it has taken thus far of pursuing “management emphasizing the front-line of business, with focus on technology and manufacturing capabilities” and “enhancing CSR management” (“CSR”: Corporate Social Responsibilities). The Company also implements “growth and expansion of overseas business”, “implementation of structural reforms” as well as “formulation and implementation of long-term growth strategies in the fields of Food, Water, and the Environment” as its principal business policies.

Through these measures, the Company is aiming to respond flexibly to significant changes in the corporate environment and become a “sustainable company” that can continue to develop sustainably for the long term.

Business environment

(Japan: The domestic market)

The Japanese real GDP experienced negative growth of -0.7% in 2011, reflecting the negative impact of the Great East Japan Earthquake (the “Earthquake”) as well as the Thailand Floods (the “Floods”) which caused a temporary halt of production activities.

According to Ministry of Agriculture, Forestry and Fisheries of Japan, damage to the agriculture, forestry and fisheries industries from the Earthquake was tremendous, amounted to over ¥2,000 billion. For restoration of the industries, the Japanese government compiled supplementary budget of the agriculture, forestry and fisheries industries amounted to approximately ¥1,500 billion in total. As for the market for agricultural machinery, according to report of Japan Farm Machinery Manufacturer’s Association, total shipments of agricultural machinery in 2011 for the domestic market decreased by 3.7% from the prior year.

In general, the budget for public works projects, including the budget for water supply and sewage systems, have been gradually decreasing due to the growing budget deficits in the Japanese national and local governments. However, governmental construction investment in 2011 increased due to special budget for reconstruction of the Earthquake.

(North America)

The U.S. economy in 2011 was in a moderate recovery phase, while the Real GDP growth was 1.7%, a decrease of 1.3% from 2010. Although the absolute level of the unemployment rate and the housing statistics were well below historical norms, they both showed signs of improvement. Demand for tractors increased slightly. According to a 2011 report by the Association of Equipment Manufacturers (AEM), industry retail sales of units of tractors under 40hp (horse power) in the U.S. increased by 0.8% and industry retail sales units of tractors from 40 to 100hp in the U.S. increased by 3.8% from the prior year.

In Canada, demand for agricultural machinery and construction machinery increased steadily. As for tractors, industry retail sales units in Canada in 2011 increased by 5.5% from the prior year according to the AEM report.

(Europe)

During 2011, the economy in Europe exhibited a moderate recovery with Real GDP growth of 1.5%. However, the EU economy exhibited a slowdown in the second half of 2011, affected by concern for a possible default by the Greek government and economic anxieties in Southern European countries.

Demand for construction machinery increased largely in the first half of 2011 due to the moderate economic recovery. Demand for engines also increased rapidly due to the moderate economic recovery.

(Asia outside Japan)

Thailand, which is one of the most important markets for the Company in Asia outside Japan, has been rapidly growing in recent years. However, Thailand’s real GDP increased by only 0.1% in 2011 as a result of the tremendous damage caused by the Floods to major industrial estates. On the other hand, the agricultural revenues of Thailand’s farmers are on an upward trend due to rice price hikes. These price hikes resulted from implementation of the rice mortgage scheme, which is a de-facto government rice buy-out program with premium prices, following the change of the government in the middle of 2011.

The Chinese economy has also been continuing its high growth in recent years as shown by the growth rate of Real GDP in 2011 of 9.2%. The Chinese government is focusing on development and mechanization of agriculture and increasing subsidies for agriculture every year. The budget for agricultural subsidies in 2011 increased Rmb2.0 billion from the prior year to Rmb17.5 billion.

(The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011)

Revenues

For the year ended March 31, 2012, revenues of the Company increased by ¥74.3 billion (8.0%) from the prior year to ¥1,008.0 billion.

In the domestic market, revenues increased by ¥20.8 billion (4.3%) from the prior year to ¥498.7 billion due to increased revenues in all reporting segments. Domestic revenues in Farm & Industrial Machinery increased mainly due to favorable sales of construction machinery and engines, and revenues in Water & Environment Systems increased due to steady sales of products related to public works such as environment-related products. Revenues in Social Infrastructure and Other also rose, thus resulting in an overall increase in domestic revenues.

In overseas markets, revenues increased by ¥53.6 billion (11.8%) from the prior year to ¥509.3 billion. Revenues in Farm & Industrial Machinery posted a major increase due to steady demand for construction machinery and engines in North America and Europe, and revenues in Social Infrastructure also increased. However, revenues in Water & Environment Systems and Other decreased. The ratio of overseas revenues to consolidated revenues was 50.5%, 1.7 percentage points higher than that in the prior year.

The Company estimates that the unfavorable impact of foreign currency fluctuations on the Company’s overseas revenues for the year ended March 31, 2012 was approximately ¥33.0 billion. The average exchange rates of the yen against the U.S. dollar were ¥80 and ¥88 for the fiscal years ended March 31, 2012 and 2011, respectively, and the average exchange rates of the yen against the Euro were ¥111 and ¥116 for the fiscal years ended March 31, 2012 and 2011, respectively. These currency fluctuations mainly influence revenues in the Farm & Industrial Machinery segment, as the overseas revenues of this segment account for most of the Company’s overseas revenues.

Natural disasters such as the Earthquake and the Floods disrupted parts procurement and power shortages for manufacturing. However, they did not significantly impact the revenues with the exception of the areas of distress.

Revenues by Reporting Segment

1) Farm & Industrial Machinery

Revenues in this segment increased 9.6% from the prior year to ¥713.9 billion and accounted for 70.8% of consolidated revenues.

Domestic revenues increased 4.0% to ¥235.4 billion. Domestic sales of farm equipment were at almost the same level as in the prior year. Sales of farm equipment decreased in the area affected by the Great East Japan Earthquake, while they increased in other areas. On the other hand, sales of construction machinery substantially increased and sales of engines increased steadily due to the market recovery including reconstruction demand.

Overseas revenues increased 12.6% to ¥478.5 billion. In North America, sales of tractors increased due to a gain in sales volume as a result of an increase in market share of the Company, and sales of construction machinery significantly increased owing to the market recovery and the effect of launching new products. Sales of engines also increased steadily supported by firm demand. In Europe, sales of construction machinery and engines increased substantially due to an expansion of demand, while sales of tractors were at approximately the same level as the prior year. In Asia outside Japan, sales of farm equipment showed only slight increases, with the Floods being the main factor inhibiting a more substantial increase.

2) Water & Environment Systems

Revenues in this segment increased 3.0% to ¥198.5 billion from the prior year, and accounted for 19.7% of consolidated revenues.

Domestic revenues increased 3.3% to ¥184.6 billion. Sales of environment-related products, such as pumps, and waste water treatment equipment and plants increased resulting from increased orders. Sales of pipe-related products were at almost the same level as the prior year. Overseas revenues decreased 1.4% to ¥13.9 billion.

3) Social Infrastructure

Revenues in this segment increased 7.2 % to ¥64.8 billion from the prior year, comprising 6.4 % of consolidated revenues.

Domestic revenues increased 8.6 % to ¥48.1 billion. While sales of industrial castings and vending machines decreased, sales of spiral welded steel pipes, electronic equipped-machinery and air-conditioning equipment increased from the prior year. Overseas revenues increased 3.4 % to ¥16.7 billion mainly owing to increased sales of industrial castings.

4) Other

Revenues in this segment increased 6.3% to ¥30.8 billion from the prior year, and accounted for 3.1% of consolidated revenues. Sales of other business increased, while construction sales decreased.

Cost of Revenues, SG&A Expenses, and Other Operating Expenses (Income)

The cost of revenues increased 8.4% from the prior year to ¥735.8 billion. Cost of revenues as a ratio to consolidated revenues was 73.0%, almost the same level as the prior year.

Selling, general, and administrative (SG&A) expenses increased 2.9 % from the prior year to ¥170.3 billion. The ratio of SG&A expenses to revenues improved 0.8 percentage points to 16.9%, while shipping and handling costs increased approximately ¥2.0 billion from the prior year due to the sales increase.

Pension costs in the current year and allocation of pension costs to cost of revenues and SG&A expenses were almost the equivalent level as compared with the prior year.

Other operating income for the year was ¥3.7 billion, compared with ¥3.5 billion of expenses in the prior year, due to gain from sales of property, plant and equipment, and decrease in disaster-related losses. For further details, refer to Note 18 “SUPPLEMENTAL EXPENSE INFORMATION” on page F-40.

Operating Income

Operating income increased ¥19.6 billion (22.7%) from the prior year to ¥105.7 billion, due to an increase in overseas revenues in Farm & Industrial Machinery, company-wide cost reductions and gain on sales of property, plant and equipment.

As a result, operating margin for the fiscal year ended March 31, 2012 increased by 1.3 percentage points to 10.5% from 9.2% for the fiscal year ended March 31, 2011.

The following table sets forth operating income by reporting segment for the last two fiscal years:

	Millions of yen
	2012	2011	Changes
	¥	¥	%
Farm & Industrial Machinery	97,776	86,487	13.1
Water & Environment Systems	14,829	13,121	13.0
Social Infrastructure	2,651	2,463	7.6
Other	2,450	2,096	16.9
Adjustment for intersegment eliminations	(12,026)	(18,056)	—

Total	105,680	86,111	22.7

Operating income in Farm & Industrial Machinery increased 13.1% to ¥97.8 billion, due to increased overseas revenues and cost reduction. Operating income in Water & Environment Systems increased 13.0% to ¥14.8 billion, supported by steady growth in domestic revenues. Operating income in Social Infrastructure increased 7.6% to ¥2.7 billion, mainly due to increased revenues. Operating income in Other increased 16.9% to ¥2.5 billion.

Other Income (Expenses)

Other expenses for the year was ¥4.7 billion, decreasing by ¥9.9 billion compared with ¥5.2 billion of income in the prior year. Major factors of this change include an increase of foreign exchange loss-net of ¥6.0 billion, a decrease of gain on sales of securities-net of ¥4.7 billion, and the impact of the nonmonetary exchange of securities of MS&AD Insurance Group Holdings, Inc. recorded in the prior year. On the other hand, valuation gain on derivatives, which is not for speculation but for hedging purpose, partly offset these negative impacts. With regard to the nonmonetary exchange of securities of MS&AD Insurance Group Holdings, refer to Note 4 “OTHER INVESTMENTS” on page F-14.

Foreign exchange gains or losses generally arise from the revaluation of foreign currency-denominated assets such as notes and accounts receivables at the balance sheet date; the difference between carrying value and settlement value of foreign currency-denominated assets; and valuation on foreign exchange forward contracts and options. U.S. dollar, Euro and Baht-denominated assets accounted for a large portion of foreign exchange gains or losses. The exchange rates of the yen against the U.S. dollar were ¥82 and ¥83 as of March 31, 2012 and 2011, respectively, the yen against the Euro were ¥110 and ¥118 as of March 31, 2012 and 2011, respectively, and the yen against the Baht were ¥2.67 and ¥2.75 as of March 31, 2012 and 2011, respectively.

Income before Income Taxes and Equity in Net Income of Affiliated Companies

Income before income taxes and equity in net income of affiliated companies increased by ¥9.6 billion from the prior year to ¥100.9 billion. An increase of operating income was partially offset by other expenses mentioned above.

Income Taxes, Equity in Net Income of Affiliated Companies, and Net Income

Income Taxes increased 19.1% from the prior year to ¥36.5 billion, primarily as a result of an increase in Income before Income Taxes. The effective tax rate increased by 2.6 percentage points to 36.2% from 33.6% of the prior year. The increase of effective tax rate was mainly due to an increase in income before income taxes in overseas subsidiaries where high-tax rates are applied, such as those located in the U.S., and a decrease in income before income taxes in overseas subsidiaries where low-tax rates are applied, such as those located in Thailand. The effective tax rate also increased as a result of a reversal of deferred tax assets resulted from the reduction of corporate tax rates due to the revision of the tax law in Japan. Equity in net income of affiliated companies was ¥1.6 billion, an increase of ¥1.1 billion from the prior year. As a result, net income increased 8.0% from the prior year to ¥66.0 billion.

Net Income Attributable to the Noncontrolling Interests

Net income attributable to the noncontrolling interests decreased 28.9% from the prior year to ¥4.5 billion mainly due to a decrease in net income of some consolidated subsidiaries with noncontrolling interests.

Net Income Attributable to Kubota Corporation

Due to the factors described above, net income attributable to Kubota Corporation increased 12.3% from the prior year to ¥61.6 billion. Return on shareholders’ equity increased 0.9 percentage points from the prior year to 9.6%.

Net Income Attributable to Kubota Corporation per ADS

Basic net income attributable to Kubota Corporation per ADS (five common shares) was ¥244, as compared to ¥216 in the prior year.

Dividends

The Company paid ¥40 per ADS as a year-end cash dividend. Accordingly, including the interim dividend of ¥35 per ADS paid by the Company, the total dividend for the year ended March 31, 2012 was ¥75 per ADS, which was ¥5 per ADS higher than the prior year.

Comprehensive Income Attributable to Kubota Corporation

Comprehensive income attributable to Kubota Corporation was ¥46.4 billion, ¥22.3 billion higher than the prior year. This increase was mainly due to a decrease in the negative effect of foreign currency translation adjustments and a turn from unrealized losses on securities into unrealized gains on securities attributable to the stock market recovery.

(The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010)

Revenues

For the year ended March 31, 2011, revenues of the Company increased ¥3.0 billion (0.3%) from the prior year to ¥933.7 billion. Domestic revenues decreased ¥23.8 billion (4.7%) to ¥477.9 billion from the prior year. However, overseas revenues increased ¥26.8 billion (6.2%) from the prior year, to ¥455.8 billion.

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

The Company estimates that the unfavorable impact of foreign currency fluctuations on the Company’s overseas revenues for that year was approximately ¥17.4 billion. The average exchange rates of the yen against the U.S. dollar were ¥88 and ¥94 for the fiscal years ended March 31, 2011 and 2010, respectively, and the average exchange rates of the yen against the Euro were ¥116 and ¥130 for the fiscal years ended March 31, 2011 and 2010, respectively. These currency fluctuations mainly influence revenues in the Farm & Industrial Machinery segment, as the overseas revenues of this segment account for most of the Company’s overseas revenues.

The Earthquake had an impact on both the Japanese economy and the revenues of the Company for that year. However, the impact on the Company’s revenues was mainly limited to sales of Farm & Industrial Machinery in the disaster areas and the impact was not material.

Revenues by Reporting Segment

1) Farm & Industrial Machinery

Revenues in Farm & Industrial Machinery increased 5.6 % from the prior year to ¥651.5 billion, comprising 69.8 % of consolidated revenues.

Domestic revenues decreased 1.4 % to ¥226.4 billion. In the domestic market, demand for farm equipment was sluggish due to weakening motivation for buying farm equipment resulting from the price slump of rice and the absence of governmental subsidy for leasing agricultural machinery, which was implemented in the prior year. Moreover, the Earthquake had a negative impact on demand for farm equipment. Accordingly, sales of farm equipment remained at a lower than expected. On the other hand, sales of construction machinery and engines increased largely due to an upturn of demand.

Overseas revenues increased 9.8 % from the prior year to ¥425.1 billion. In North America, sales of tractors and construction machinery increased as a result of aggressive sales promotion activities. Sales of engines also increased largely supported by favorable demand. In Europe, sales of construction machinery and engines increased substantially due to a rapid recovery of demand, while sales of tractors decreased. In Asia outside Japan, although growth rate of sales of farm equipment slowed down mainly affected by bad weather, sales of construction machinery largely increased.

2) Water & Environment Systems

Revenues in Water & Environment Systems decreased 13.5 % from the prior year, to ¥192.8 billion, comprising 20.6 % of consolidated revenues.

Domestic revenues decreased 9.8 % from the prior year to ¥178.7 billion. Sales of pipe-related products such as ductile iron pipes and plastic pipes, decreased substantially due to sluggish demand. Sales of environment-related products also decreased mainly due to a decrease in sales of products related to water and sewage treatment, and waste treatment.

Overseas revenues decreased 43.3 % from the prior year to ¥14.1 billion, due to substantial sales declines of ductile iron pipes and pumps.

3) Social Infrastructure

Revenues in Social Infrastructure decreased 4.5 % from the prior year to ¥60.4 billion, comprising 6.5 % of consolidated revenues.

Domestic revenues decreased 5.8 % from the prior year to ¥44.3 billion. Although sales of electronic-equipped machinery and air-conditioning equipment increased, sales of spiral welded steel pipes largely decreased and sales of industrial castings as well as vending machines also decreased from the prior year.

Overseas revenues decreased 0.7 % from the prior year to ¥16.2 billion due to the sales decline of industrial castings.

4) Other

Revenues in Other increased 4.6 % from the prior year to ¥29.0 billion, comprising 3.1 % of consolidated revenues, due to an increase in sales of construction and other business.

Cost of Revenues, SG&A Expenses, and Other Operating Expenses

The cost of revenues decreased 0.4% from the prior year, to ¥678.7 billion due to company-wide cost reduction activities and decreases in depreciation and pension costs, and as a result, cost of revenues as a ratio to consolidated revenues improved 0.5 percentage points to 72.7%.

Selling, general, and administrative (SG&A) expenses decreased 7.8 % from the prior year to ¥165.4 billion mainly due to decreases in pension costs, labor costs and advertising costs. As a result, the ratio of SG&A expenses to revenues improved 1.6 percentage points to 17.7%.

Pension costs in 2010 decreased ¥8.8 billion from the prior year mainly due to absence of the immediate recognition of net actuarial losses in excess of 20% of the projected benefit obligation which was recognized in 2009. Out of ¥8.8 billion, ¥5.9 billion was included in the cost of revenues and ¥2.9 billion was included in SG&A Expenses.

Other operating expenses increased ¥3.3 billion from the prior year to ¥3.5 billion due to expenses totaling ¥2.5 billion for the disaster-related losses from the Earthquake. For details, refer to Note 18 “SUPPLEMENTAL EXPENSE INFORMATION” on page F-40.

Operating Income

Operating income increased ¥16.4 billion (23.5%) to ¥86.1 billion from the prior year. This increase in operating income was due primarily to positive impacts such as favorable geographic and product mix in revenues, and decreases in pension costs and material cost, which outweighed negative impacts of foreign currency fluctuations and losses of the Earthquake.

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

Operating income in Farm & Industrial Machinery increased 43.0 % to ¥86.5 billion due to increased overseas revenues and cost reduction. On the other hand, operating income in Water & Environment Systems decreased 33.5 % to ¥13.1 billion due to decreased revenues and rising material cost such as steel scrap and vinyl chloride resin. Operating income in Social Infrastructure decreased 8.7 % to ¥2.5 billion due to decreased revenues. Operating income in Other decreased 20.3 % to ¥2.1 billion.

Other Income

Other income, net, increased ¥1.4 billion to ¥5.2 billion from the prior year. A foreign exchange gain-net of ¥2.9 billion in the prior year turned to a loss-net of ¥1.6 billion in 2011. However, gain on sales of securities-net increased ¥3.0 billion from the prior year to ¥4.8 billion and there was a gain of ¥2.8 billion from the nonmonetary exchange of securities of MS&AD Insurance Group Holdings, Inc., through the merger of Aioi Insurance Co., Ltd., Nissay Dowa General Insurance Co., Ltd., and Mitsui Sumitomo Insurance Group. With regard to the nonmonetary exchange of securities of MS&AD Insurance Group Holdings, refer to Note 4 “OTHER INVESTMENTS” on page F-14.

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

Income before Income Taxes and Equity in Net Income of Affiliated Companies

Income before income taxes and equity in net income of affiliated companies increased ¥17.8 billion from the prior year to ¥91.3 billion due to an increase in operating income.

Income Taxes, Equity in Net Income of Affiliated Companies, and Net Income

Income Taxes increased 18.1% from the prior year to ¥30.7 billion, primarily as a result of an increase in Income before Income Taxes. The effective tax rate decreased by 1.8 percentage points to 33.6% from 35.4% of the prior year. Equity in net income of affiliated companies was ¥0.5 billion, an increase of ¥0.1 billion from the prior year. As a result, net income increased 27.6% from the prior year to ¥61.1 billion.

Net Income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests increased 12.6% from the prior year, to ¥6.3 billion due to higher profits of consolidated subsidiaries.

Net Income attributable to Kubota Corporation

Due to the factors described above, net income attributable to Kubota Corporation increased 29.5% from the prior year to ¥54.8 billion. Return on shareholders’ equity increased 1.7 percentage points to 8.7%, from the prior year.

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

3) Pension Assumptions

The measurement of the Company’s benefit obligation to its employees and the periodic benefit cost requires the use of certain assumptions, such as estimates of discount rates, expected long-term rates of return on plan assets, retirement rate, and mortality rate. Among those assumptions, discount rates and expected long-term rates of return on plan assets are deemed to be significant. The discount rate is determined based upon a hypothetical bond portfolio with maturity dates and amounts that match the timing and amount of the expected future benefit payments. The hypothetical bond portfolio is comprised of high-quality fixed-income investments available at the measurement date. The expected long-term rates of return on plan assets is determined after considering several applicable factors including the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, the Company’s principal policy for plan asset management, and forecasted market conditions.

In preparing the financial statements, the Company utilized the discount rates for calculating the benefit obligation of 2.2% at March 31, 2012, and 2.6% at March 31, 2011. The Company determined expected long-term rates of return on plan assets of 2.5% for each of the years ended March 31, 2012, 2011 and 2010. As a result of measurements of benefit obligations and fair value of plan assets, the actuarial losses unrealized in net periodic benefit cost were ¥39.8 billion at March 31, 2012, an increase from ¥28.3 billion at March 31, 2011. This increase arose mainly due to the decline in the discount rates. Actuarial losses realized in net periodic benefit cost were ¥0.7 billion, ¥0.5 billion and ¥9.6 billion for the years ended March 31, 2012, 2011 and 2010, respectively, and are estimated to be ¥6.1 billion for the year ending March 31, 2013. The expected long-term rates of return on plan assets for the year ending March 31, 2013 is estimated as 2.5%, the same rate as for the year ended March 31, 2012.

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

A lower discount rate increases benefit obligations, which could affect the periodic benefit cost in the following years by an increase in service cost, a decrease in interest cost, and, if, amortized, an increase in amortization cost through the amortization of actuarial losses. Each 50 basis point increase or decrease in the discount rate will result in an estimated increase or decrease of ¥7.9 billion on the benefit obligations at March 31, 2012.

A lower expected long-term rate of return on plan assets would decrease the expected return amount in the following year. Each 50 basis point increase or decrease in the expected long-term rates of return on plan assets will result in an estimated increase or decrease of ¥0.6 billion on the periodic benefit cost for the year ending March 31, 2013.

4) Income Taxes

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes will be due. These tax liabilities are recognized when, despite the Company’s belief that its tax return positions are supportable, the Company acknowledges that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The Company applies a more likely than not threshold to the recognition and derecognition of tax positions. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

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

Each quarter, representatives from the accounting and legal departments meet to discuss and assess outstanding claims. The legal department consults outside legal counsel about the progress and potential ultimate outcome of the cases. The Company has continued its efforts to develop the amount or narrow the range of loss by evaluating the effects of key assumptions such as the probability of losing lawsuits, the total amount of ultimate compensation when lost, and the allocation rate among defendants, which includes both the government and asbestos-related companies. With all of these efforts, the Company believes that it has an appropriate process in place to estimate any loss or range of loss, or to determine that such an estimate cannot be made.

Among the above lawsuits, one district court ruled in favor of Japanese Government and 44 asbestos-related companies including the Company, but the plaintiff appealed the court ruling right after the judgment. The progress of the above case has not provided any developments that would facilitate a better estimation for any of the above assumptions. The Company expects that the degree of uncertainty related to each of the assumptions will decrease as the lawsuits significantly progress, but is currently unable to predict when any of them will be resolved. Finally, because similar asbestos-related cases in Japan are still pending and have not been finally concluded, the Company is not able to use them as a reference in estimating the above assumptions. However, as additional information becomes available, the Company reassesses the potential liability and may revise the estimates. Subsequent revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position in the period they are made.

New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to the presentation of offsetting assets and liabilities in financial statements. The purpose of this issuance is to eliminate differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”) in order to enhance the comparability of statements prepared on the basis of U.S. GAAP and IFRS. This standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position. This standard is effective for annual reporting periods beginning on and after January 1, 2013 and interim periods within those annual periods, and should be applied retrospectively for all comparative periods presented. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued amendments to defer the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income in a new accounting standard issued in June 2011, which originally defined its effective date for annual periods beginning after December 15, 2011, and interim periods within those years. This deferral only applied to the presentation of reclassification adjustments. The amendments were effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and was adopted by the Company on April 1, 2011. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

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

The Company utilizes group financing in Japan and North America. With group financing, the Company centralizes and pursues the efficiency of cash management in each region, and the excess or shortage of cash at most of its subsidiaries and affiliated companies in Japan and its subsidiaries in North America is invested or funded, as necessary.

To maintain the strength of its balance sheet and help secure adequate funding resources, the Company carefully monitors its interest-bearing debt, excluding debt related to sale financing programs. The Company is providing retail financing programs to facilitate sales of farm equipment in Japan, North America, Asia outside Japan and Other Areas and believes an increase of debt related to sales financing programs is a result of business expansion.

At the end of March 2012, the amount of interest-bearing debt increased ¥7.3 billion from the prior year, to ¥361.2 billion mainly due to the acquisition of a business during the period. Of the ¥361.2 billion, ¥300.0 billion was borrowings from financial institutions, and the remaining ¥61.2 billion consisted of corporate bonds.

The currencies in which the Company borrows are mainly Japanese yen, U.S. dollars and Thai Baht. There are no restrictions regarding the manner in which the funds may be used. The amount of short-term borrowings at March 31, 2012 was ¥69.6 billion and the weighted average interest rate was 1.0% (U.S. dollar 0.6%, Thai Baht 3.2%, others 0.6%). The amount of long-term debt (excluding capital lease obligations) at March 31, 2012 was ¥288.3 billion and the weighted average interest rate, which included both fixed and floating rates was 1.7% (Japanese yen 1.1%, U.S. dollar 1.6%, others 4.1%). As for corporate bonds, the outstanding issue was ¥61.2 billion at the end of March 2012.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥20.0 billion with certain Japanese banks. However, the Company currently does not use these lines.

There are restrictive covenants related to the borrowings including negative pledges, rating trigger and minimum net worth. The rating trigger states that the Company shall keep or be higher than the “BBB–” rating by Rating and Investment Information, Inc. and the minimum net worth covenant states that the Company shall maintain total equity of more than ¥477.0 billion on the consolidated financial statement and more than ¥303.1 billion on the separate financial statement of the parent company. The Company is in compliance with these restrictive covenants at March 31, 2012. With regard to the maturity profile of these borrowings, refer to Item 5.F “Tabular Disclosure of Contractual Obligations” on page 31.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2012, the Company has planned to invest approximately ¥53.0 billion in the fiscal year ending March 31, 2013. The Company intends to fund its investment basically through cash provided by operating activities, and to also utilize available borrowings from financial institutions. The Company’s current commitments for capital expenditures are not material.

The Company has underfunded pension liabilities of ¥41.9 billion in the defined benefit pension/severance indemnity plan, which relate primarily to the parent company, as of the end of March 2012. If the funded status of the plan declines below the required level, the Company would need to make an additional contribution as a special contribution. The Company’s contributions to pension plans for the year ending March 31, 2013 are expected to be ¥14.3 billion and the special contribution is included in it.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with repurchases of treasury stock. The Company uses net cash provided by operating activities for these dividends and repurchases.

The amount of working capital decreased ¥12.0 billion from the prior year-end to ¥330.0 billion. Accordingly, the ratio of current assets to current liabilities decreased 17.0 percentage points to 161.6%, due to an increase in current liabilities resulting from increases in trade accounts payable and current portion of long-term debt. There is some seasonality to the Company’s liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments is collected during April through June each year. Currently, the Company believes its working capital is sufficient for the Company’s present requirements.

All things considered, the Company believes that it can support its current and anticipated capital and operating requirements for the foreseeable future.

Cash Flows

Net cash provided by operating activities during the year was ¥79.9 billion, representing a decrease of ¥2.0 billion in cash inflow compared with the prior year. Although net income increased by 4.9 billion compared to the prior year, net cash provided by operating activities was at almost the same level as in the prior year. This is because note and accounts receivable increased, mainly due to an increase in revenues and temporary shift of the month-end settlement date from March 31 to April 2.

Net cash used in investing activities was ¥69.9 billion, an increase of ¥26.3 billion in cash outflow compared with the prior year. This increase in cash outflow was mainly due to the acquisition of businesses, while proceeds from sales of property, plant and equipment increased.

Net cash used in financing activities was ¥13.3 billion, representing a decrease of ¥28.5 billion in cash outflow compared with the prior year. This decrease was mainly due to an increase of proceeds from the issuance of long-term debt, while purchases of treasury stock increased.

Including the effect of exchange rate fluctuations, cash and cash equivalents at the end of March 31, 2012 were ¥100.6 billion, a decrease of ¥4.7 billion from the prior fiscal year-end.

Over the past three years, the amount of net cash provided by operating activities was ¥280.9 billion in aggregate. Additionally, during the same period, proceeds from sales of property, plant, and equipment and proceeds from sales of investments were ¥30.7 billion in total. The aggregate amount of these cash flows was used chiefly to fund increases in finance receivables, which exceeded collections of finance receivables by ¥80.8 billion, purchases of fixed assets of ¥80.9 billion, acquisition of business (net of cash acquired) of ¥17.2 billion, dividend payments to shareholders of ¥50.8 billion and purchase of treasury stock for ¥10.3 billion. Net decrease in interest-bearing debt was ¥20.4 billion in aggregate. Cash and cash equivalents increased an aggregate of ¥31.1 billion during the same period.

Assets, Liabilities, and Equity

1) Assets

Total assets at the end of March 2012 amounted to ¥1,487.7 billion, an increase of ¥130.8 billion (9.6%) from the prior fiscal year-end. Current assets were ¥866.0 billion, an increase of ¥88.8 billion from the prior fiscal year-end mainly due to an increase of notes and accounts receivable, short-term finance receivables and inventories corresponding to the revenue increase.

An increase in assets related to the acquisition of a business amounted to ¥55.4 billion. This amount comprises ¥28.1 billion in current assets, ¥0.6 billion in investments and long-term finance receivables, ¥8.2 billion in property, plant, and equipment, and other assets in ¥18.5 billion, which includes ¥4.0 billion of goodwill. On the other hand, cash and cash equivalents decreased ¥18.1 billion corresponding to the acquisition of a business.

2) Liabilities

Total liabilities amounted to ¥780.5 billion, an increase of ¥105.0 billion (15.5%) from the end of the prior year. Current liabilities were ¥536.0 billion, an substantial increase of ¥100.9 billion (23.2%) from the prior year-end due to an increase in the current portion of long-term liabilities and an increase in liabilities related to the acquisition of a business as well as increases in accounts payable, which was mainly affected by the revenue increase and the shift in settlement date from March 31 to April 2, and income taxes payable due to the revenue increase.

Liabilities related to acquisition of business amounted to ¥32.3 billion, which comprises ¥22.9 billion of current liabilities and ¥9.4 billion of long-term liabilities.

3) Equity

Total equity amounted to ¥707.2 billion, an increase of ¥25.9 billion (3.8%) from the end of the prior year. Equity increased because recorded net income offset increases in treasury stock and accumulated other comprehensive loss. The shareholders’ equity ratio* was 43.9%, 2.9 percentage points lower than at the prior fiscal year-end. The debt-to-equity ratio** was 55.3%, 0.5 percentage points lower than at the prior year-end.

Related to the acquisition of a business, noncontrolling interests increased ¥5.0 billion.

*	Shareholders’ equity ratio = shareholders’ equity / total assets
**	Debt-to-equity ratio = interest-bearing debt / shareholders’ equity

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, foreign currency option contracts, cross-currency swap contracts cross-currency interest rate swap contracts, and interest rate swap contracts. As a basic policy, the Company conducts its derivative transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. The counterparties for the Company’s derivative transactions are financial institutions with high creditworthiness; therefore, the Company does not anticipate any credit losses on such transactions. For more specific details, refer to Note 15 “Derivative Financial Instruments” on page F-35.

C. Research and Development, Patents and Licenses, etc

Research and Development

The following table shows the Company’s research and development expenses for the last three fiscal years:

	Millions of yen
	2012	2011	2010
R&D Expenses	¥27,856	¥25,042	¥25,241
As a percentage of consolidated revenues	2.8%	2.7%	2.7%

The R&D activities are conducted principally in R&D departments in each business division and subsidiary. In its business divisions and subsidiaries, there are 28 R&D departments. Each department promotes the R&D activities fortifying each business.

The total R&D expenses of the four reporting segments, which are Farm & Industrial Machinery, Water & Environment Systems, Social Infrastructure, and Other segment, were ¥21.6 billion, ¥3.9 billion, ¥1.2 billion, and ¥1.1 billion, respectively.

Patents and Licenses

The Company does not rely on any specific individual licenses or patents. As of March 31, 2012, the Company held 6,578 Japanese patents and 2,769 foreign patents and utility model registrations. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to the Company, the Company does not consider that the expiration of any single patent or group of related patents would materially affect Kubota’s business. Kubota grants licenses to others to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2012, royalty income and expenses were ¥920 million and ¥86 million, respectively, under such licensing arrangements.

D. Trend Information

Outlook for the Next Fiscal Year

The Company forecasts consolidated revenues for the year ending March 31, 2013 will increase compared with the current year. Domestic revenues are forecast to increase due to increases in revenues in all reporting segments. Overseas revenues are forecast to increase substantially due to higher revenues in Farm & Industrial Machinery. Among revenues in this segment, revenues in Asia outside Japan are expected to increase sharply and revenues in North America are also expected to increase due to demand increase. Revenues in Europe are expected to increase mainly due to the addition of revenues from the acquired business.

The Company forecasts operating income will slightly decrease from the current year. Although operating income is forecast to increase because of the rise in revenues, higher pension costs affected by increased actuarial losses resulted from a change in the discount rate, a decrease in gain on sales of property, plant and equipment and an increase of amortization related to the acquired business are forecast to offset this increase in revenues.

However, the Company expects income before income taxes and equity in net income of affiliated companies and net income attributable to Kubota Corporation for the next fiscal year to increase due to improvement in other income (expenses).

Matters Related to the Health Hazard of Asbestos

Background

Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, which is now a company office, produced asbestos-related products. The Company had other plants which also produced asbestos-related products but completely ceased such production by 2001. In April 2005, the Company was advised that some residents who lived near the former plant suffered from mesothelioma, a form of cancer that is said to be mainly caused by the aspiration of asbestos. The Company announced its intention in June 2005 to act seriously and faithfully concerning various issues of the health hazard of asbestos from the viewpoint of Corporate Social Responsibilities (“CSR”) as a company that had once manufactured asbestos-related products for a long time.

According to the Company’s basic policy, the Company started the program of consolation payments to patients with mesothelioma who lived near the former plant and to the families of residents who died from mesothelioma. In April 2006, the Company decided to establish the relief payment program in place of the consolation payment program and make additional payment to the residents to whom consolation payment were eligible to be paid or payable.

Since the Company established its internal policies and procedures of relief payment program, the Company has received claims for relief payments from 253 residents and made payments to 232 of those residents after carefully reviewing those claims as of March 31, 2012.

With regard to the procedures for filing claims with the Company for relief payments, the Company has asked the residents or the bereaved family of the residents who lived close to its former plant to communicate with the Company through Amagasaki Occupational Safety and Health Center with the documents requested by the Company.

For residents, the Company’s significant criteria for determination of payments are whether they are designated as patients for asbestos-related diseases under the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (the “New Asbestos Law”), whether they do not have working experience related to handling and/or manufacturing asbestos-related products and how close they lived to our plant.

With regard to current and former employees of the Company who are suffering from or have died of asbestos-related disease, in accordance with the Company’s internal policies, the Company pays compensation which is not required by law. The compensation from the Company is paid to eligible employees upon designation as patients for asbestos-related diseases under the Workers’ Accident Compensation Insurance (the Insurance) In case an employee dies during medical treatment and is designated as a patient for asbestos-related diseases under the Insurance for bereaved families, the compensation for asbestos-related disease for the bereaved family is also paid.

The cumulative number of current and former employees who are eligible for compensation that is not required by law but provided in accordance with the Company’s internal policies is 170 as of the end of March 2010, 176 as of the end of March 2011, and 181 as of the end of March 2012.

In August 2006, the Company announced that the Company would provide a donation of ¥1.2 billion to Hyogo College of Medicine made over 10 years and a ¥0.5 billion donation to Osaka Medical Center for Cancer and Cardiovascular Diseases over five years. The Company donated ¥0.1 billion as a contribution for the year ended March 31, 2012.

As a result of the asbestos issue becoming an object of public concern, the Japanese government established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (the “New Asbestos Law”) in March 2006. The New Asbestos Law was enacted for the purpose of promptly providing relief to people suffering from asbestos-related diseases who are not eligible for relief by compensation in accordance with the Insurance. The relief aid payments are contributed by the national government, municipal governments, and business entities which operated a business closely related to asbestos and have been required to contribute commencing from the year ended March 31, 2008.

Contingencies Regarding Asbestos-Related Matters

The Company expenses payments for the health hazard of asbestos to certain residents who lived near the Company’s plant and current and former employees when the Company determines that a payment is warranted. Though the Company is not certain if the claimants who are currently under review will meet the Company’s specified criteria at the time of filing claims with the Company, the Company also accrues the possible payments calculated by using the historical designation rate of the Company’s payment program since the payments to those claimants are considered to be probable. In addition, a special contribution in accordance with the New Asbestos Law is expensed. The amount of these expenses during the year ended March 31, 2012 was approximately ¥1,131 million.

Of the ¥1,131 million, ¥789 million represented expenses relating to the payment for the residents who lived near the Company’s plant under the relief payment program established in April 2006. The Company believes it is not possible to reasonably estimate the number of residents and current and former employees that will apply for payments.

The following is roll forward information for the status of claimants who have filed with the Company for payments for the past three years:

(i)	the number of claimants that are currently under review by the Company’s specified criteria as of the beginning of the year

(ii)	the number of new claimants added during the year

(iii)	the number of claimants decided to be paid during the year

(iv)	the number of claimants denied such criteria during the year

(v)	the number of claimants under review at the end of the period

•	Current and former employees

	2012	2011	2010
(i)	—	—	—
(ii)	5	6	8
(iii)	5	6	8
(iv)	—	—	—
(v)	—	—	—

•	Residents

	2012	2011	2010
(i)	7	7	—
(ii)	16	21	18
(iii)	18	21	11
(iv)	—	—	—
(v)	5	7	7

Note that the residents who have filed claims for payments with the Company include both those who have been already designated as patients for asbestos-related diseases under the New Asbestos Law, and those who are still under review (the “applicants”). There are no employee claimants who are still under review but have not been designated as patients for asbestos-related diseases upon their filing with the Company.

The roll forward information above does not include all claimants who are currently under review or who were designated as patients under the Insurance or the New Asbestos Law. It is because the correlation between the number of *applicants (or those designated) and the number of **claimants who have filed/will file with the Company is low and it is difficult to reasonably estimate the probable loss or range of loss from such information.

*applicants:	those who apply to the government and such related organizations for designation as patients for asbestos-related diseases under the Workers’ Accident Compensation Insurance (the “Insurance”) or under the Law for Relief of Patient Suffering from Asbestos-Related Diseases (the “New Asbestos Law”).

**claimants:	those who file claims with the Company under its consolation payment, relief payment and compensation payment program.

As a result of this fact, the estimate of losses for future possible payments does not include the applicants currently under review or potential future applicants.

The following is a quantified table for the resident claimants who are under review with the Company, whether they are still under review or have already been designated as patients for asbestos-related disease under the New Asbestos Law. Those are included in Residents (v) of the above roll forward information:

(i)	the number of residents claimants who have been designated as patients for asbestos-related disease under the New Asbestos Law

(ii)	the number of residents claimants who are still under review under the New Asbestos Law

	2012	2011	2010
(i)	5	6	2
(ii)	—	1	5

The Company is currently a defendant in litigation relating to asbestos. Section 6) Loss Contingencies of accounting estimate in item 5 A. on page 24 and Asbestos-related lawsuits in Item 8 on page 43 describe details of the litigation and contingencies.

Subsequent Events

On May 10, 2012, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2012 of ¥8 per common share (¥40 per five common shares) or a total of ¥10,051 million.

E. Off-balance Sheet Arrangements

The Company provides guarantees to distributors, including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2012 was ¥11.0 billion.

F. Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at March 31, 2012.

	Millions of yen
	Total	Payments due by period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	¥69,623	¥69,623	¥—	¥—	¥—
Capital lease obligations	3,340	1,178	1,184	722	256
Long-term debt	288,272	106,032	134,557	47,151	532
Deposits from customers	2,465	2,465	—	—	—
Operating lease obligations	5,224	1,593	2,155	1,015	461
Commitments for capital expenditures	2,861	2,861	—	—	—
Contributions to defined pension plans	14,300	14,300	—	—	—
Interest payments	12,311	6,230	4,946	1,001	134

Total	¥398,396	¥204,282	¥142,842	¥49,889	¥1,383

Long-term debt represents unsecured bonds and loans principally from banks and insurance companies. Payments due by periods for interest payments are calculated using the contract rate of each borrowing or debt and derivative financial instruments at March 31, 2012.

The Company expects benefit payments to the participants of the defined benefit pension plans and the severance indemnity plans as disclosed in Note 10 “RETIREMENT AND PENSION PLANS—Expected Cash Flows” on page F-28 of this annual report. While the Company will contribute to its defined benefit pension plans in the future periods to meet future benefit payments, its contributions to defined pension plans beyond the next fiscal year are not included in the table because they are not currently determinable.

The Company recorded liabilities for unrecognized tax benefits of ¥1,737 million at March 31, 2012, which are not included in the above tables because it is unable to make reasonable estimates of the periods of settlement.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following sets forth the information about the Company’s Directors, Executive Officers and Corporate Auditors as of the date of filing of this annual report, together with their respective dates of birth and positions. The term of office of all Directors will expire at the conclusion of the ordinary general meeting of shareholders which will be held in 2013.

Name (Birthday)	Number of company shares owned as of June 22, 2012	Current positions and brief occupational history (including responsibilities in other companies)
Yasuo Masumoto (April 21, 1947)	58,000 Shares	Representative Director, Chairman, President & CEO of Kubota Corporation
		January 2011:	Representative Director, Chairman, President & CEO of Kubota Corporation (to present)
		January 2009:	Representative Director, President & CEO of Kubota Corporation
		April 2008:	Executive Vice President and Director of Kubota Corporation
April 2007:

In charge of Tokyo Head Office,

General Manager of Water, Environment & Infrastructure Consolidated Division,

General Manager of Tokyo Head Office,

General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division,

General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

		April 2006:	Executive Managing Director of Kubota Corporation
		April 2005:	Deputy General Manager of Industrial & Material Systems Consolidated Division
		January 2005:	In charge of Quality Assurance & Manufacturing Promotion Dept.
		June 2004:	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division
		April 2004:	Managing Director of Kubota Corporation, In charge of Manufacturing Planning & Promotion Dept.
		April 2003:	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division
		June 2002:	Director of Kubota Corporation
		October 2001:	General Manager of Farm Machinery Division
		April 1971:	Joined Kubota Corporation

Tetsuji Tomita (March 6, 1950)	34,000 Shares	Representative Director and Executive Vice President of Kubota Corporation, In charge of Corporate Staff

		April 2012:	In charge of Corporate Staff (to present)
		April 2011:	Representative Director and Executive Vice President of Kubota Corporation (to present)
		April 2009:	Representative Director and Senior Managing Executive Officer of Kubota Corporation
		January 2009:	General Manager of Farm & Industrial Machinery Consolidated Division
		January 2009:	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division
		April 2008:	Managing Director of Kubota Corporation
		June 2005:	Director of Kubota Corporation
		April 2004:	President of Kubota Tractor Corporation
		April 1973:	Joined Kubota Corporation

Name (Birthday)	Number of company shares owned as of June 22, 2012	Current positions and brief occupational history (including responsibilities in other companies)
Satoru Sakamoto (July 18, 1952)	29,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation, In charge of Farm & Industrial Machinery Domain, General Manager of Business Development Headquarters

		April 2012:	In charge of Farm & Industrial Machinery Domain, General Manager of Business Development Headquarters (to present)
		June 2011:	In charge of Global IT Management Office
		April 2011:	Director and Senior Managing Executive Officer of Kubota Corporation (to present)
		October 2010:	In charge of Planning & Control Headquarters
		April 2009:	Director and Managing Executive Officer of Kubota Corporation
		April 2009:	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.
		June 2006:	Director of Kubota Corporation
		April 2006:	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd.
		April 1976:	Joined Kubota Corporation

Masatoshi Kimata (June 22, 1951)	45,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation In charge of Water & Environment Domain, General Manager of Tokyo Head Office

		June 2012:	Director and Senior Managing Executive Officer of Kubota Corporation (to present)
		April 2012:	In charge of Water & Environment Domain, General Manager of Tokyo Head Office (to present)
		August 2010:	President of SIAM KUBOTA Corporation Co., Ltd.
		July 2010:	Senior Managing Executive Officer of Kubota Corporation
		June 2009:	Managing Executive Officer of Kubota Corporation
		April 2009:	Director and Managing Executive Officer of Kubota Corporation
		April 2009:	Deputy General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
		April 2008:	Managing Director of Kubota Corporation
		April 2007:	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
		June 2005:	Director of Kubota Corporation
		October 2001:	General Manager of Tsukuba Plant
		April 1977:	Joined Kubota Corporation

Name (Birthday)	Number of company shares owned as of June 22, 2012	Current positions and brief occupational history (including responsibilities in other companies)
Toshihiro Kubo (April 5, 1953)	21,000 Shares	Director and Managing Executive Officer of Kubota Corporation, General Manager of Human Resources & General Affairs Headquarters, General Manager of Head Office

		April 2012:	General Manager of Human Resources & General Affairs Headquarters (to present)
		June 2011:	Director and Managing Executive Officer of Kubota Corporation (to present)
		April 2011:	Managing Executive Officer of Kubota Corporation
		June 2010:	In charge of Secretary Dept. and Corporate Communications Dept.
		April 2010:	General Manager of Head Office (to present)
		April 2010:	In charge of Personnel Dept., Secretary & Public Relations Dept., General Affairs Dept., and Tokyo Administration Dept.
		June 2009:	Executive Officer of Kubota Corporation
		April 2009:	Deputy General Manager of Water & Environment Systems Consolidated Division, General Manager of Water & Environment Systems, Social Infrastructure Business Promotion Headquarters, Water & Environment Systems, Social Infrastructure Production Control Dept.
		April 2009:	Director and Executive Officer of Kubota Corporation
		June 2007:	General Manager of Production Control Headquarter in Water, Environment & Infrastructure Consolidated Division and Coordination Dept. in Water, Environment & Infrastructure Consolidated Division
		June 2007:	Director of Kubota Corporation
		October 2005:	General Manager of Planning Dept. in Ductile Iron Pipe Division
		April 1979:	Joined Kubota Corporation

Shigeru Kimura (September 10, 1953)	18,000 Shares	Director and Managing Executive Officer of Kubota Corporation, General Manager of Planning & Control Headquarters

		June 2012:	Director and Managing Executive Officer of Kubota Corporation (to present)
		April 2011:	Managing Executive Officer of Kubota Corporation
		October 2010:	General Manager of Planning & Control Headquarters (to present)
		June 2009:	Executive Officer of Kubota Corporation
		April 2009:	Director and Executive Officer of Kubota Corporation
		April 2009:	In charge of Corporate Planning & Control Dept. (assistant)
		June 2008:	Director of Kubota Corporation
		December 2002:	General Manager of Finance & Accounting Dept.
		April 1977:	Joined Kubota Corporation

Yuzuru Mizuno (January 21, 1948)	23,000 Shares	Director of Kubota Corporation, Executive Vice President of Matsushita Real Estate Co., Ltd.

		June 2009:	Director of Kubota Corporation (to present)
		July 2008:	Executive Vice President of Matsushita Real Estate Co., Ltd. (to present)
		June 2005:	Corporate Auditor of Kubota Corporation
		July 2004:	Executive Director of Matsushita Electric Industrial Co., Ltd., In charge of Corporate Finance & Investor Relations
		February 2004:	Director (non full-time) of Nippon Otis Elevator Company
		October 2000:	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.
		October 2000:	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.
		June 1998:	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.
		December 1995:	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		April 1970:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

Name (Birthday)	Number of company shares owned as of June 22, 2012	Current positions and brief occupational history (including responsibilities in other companies)
Junichi Sato (March 26, 1950)	4,000 Shares	Director of Kubota Corporation, Senior Executive Officer Daikin Industries, Ltd., In charge of Global Air-Conditioning Business (excluding Japan)

		June 2011:	Director of Kubota Corporation (to present)
		June 2007:	In charge of Global Sales Strategies for Commercial and Industrial Refrigeration (excluding Japan)
		June 2007:	In charge of Global Air-Conditioning Business (excluding Japan) (to present)
		May 2005:	General Manager Global Operations Division
		June 2004:	Senior Executive Officer Daikin Industries, Ltd. (to present)
		June 2004:	In charge of Global Operations Division, Air-Conditioning Operations in the Europe/Middle East/Africa Region and President & Managing Director Daikin Europe N.V.
		June 2003:	Senior Associate Officer Daikin Industries, Ltd.
		June 2000:	In charge of Global Operations Division, Air-Conditioning Operations in the Europe Region and President & Managing Director Daikin Europe N.V.
		June 2000:	Associate Officer Daikin Industries, Ltd.
		July 1998:	President & Managing Director Daikin Europe N.V.
		December 1973:	Joined Daikin Industries, Ltd.

Hirokazu Nara	34,000 Shares	Corporate Auditor of Kubota Corporation
(October 2, 1948)		June 2011:	Corporate Auditor of Kubota Corporation (to present)
		April 2011:	Director of Kubota Corporation
		October 2010:	General Manager of Tokyo Head Office
		April 2009:	General Manager of Water & Environment Systems Consolidated Division
		April 2009:	Representative Director and Senior Managing Executive Officer of Kubota Corporation
		April 2007:	Managing Director of Kubota Corporation
		April 2007:	In charge of Corporate Staff Section (assistant)
		October 2005:	In charge of Corporate Planning & Control Dept.
		June 2005:	Director of Kubota Corporation,
		June 2005:	In charge of Air Condition Equipment Division, Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., Finance & Accounting Dept. General Manager of Corporate Planning & Control Dept.
April 2005:

In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant) and

General Manager of Corporate Planning & Control Dept.

		April 1971:	Joined Kubota Corporation

Name (Birthday)	Number of company shares owned as of June 22, 2012	Current positions and brief occupational history (including responsibilities in other companies)
Hiroshi Shiaku	10,000 Shares	Corporate Auditor of Kubota Corporation
(March 10, 1951)		June 2011:	Corporate Auditor of Kubota Corporation (to present)
		June 2008:	Corporate Auditor of Kubota Matsushita Exterior Works Co., Ltd. (subsequently, KMEW Co., Ltd.)
		June 2003:	General Manager of Compliance Auditing Dept.
		April 1973:	Joined Kubota Corporation

Masao Morishita	16,000 Shares	Corporate Auditor of Kubota Corporation
(January 22, 1949)		June 2009:	Corporate Auditor of Kubota Corporation (to present)
		April 2006:	Director and CFO of Matsushita Toshiba Picture Display Co., Ltd., In charge of Administration Dept.
		April 2003:	Director and General Manager of Administrative Headquarter of Matsushita Toshiba Picture Display Co., Ltd.
		April 1998:	General Manager of Accounting Dept. and Business Planning Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		April 1994:	President and Director of Matsushita Compressor Corporation of America
		April 1971:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

Akira Negishi	4,000 Shares	Corporate Auditor of Kubota Corporation
(March 23, 1943)		June 2011:	Corporate Auditor of Kubota Corporation (to present)
		April 2006:	Registered as an attorney with Osaka Bar Association (to present)
		April 2006:	Professor of Konan Law School (to present)
		April 2006:	Honorary Professor of Kobe University (to present)
		March 2006:	Retirement from Kobe University
		April 1998:	Vice President of Kobe University
		April 1996:	Head of faculty of law in Kobe University
		April 1978:	Professor of faculty of law in Kobe University
		April 1969:	Assistant professor of faculty of law in Kobe University
		April 1965:	19th Legal Apprenticeship

Ryoji Sato	1,000 Shares	Corporate Auditor of Kubota Corporation
(December 7, 1946)		April 2012:	Professor of Graduate School of Accountancy in Waseda University (to present)
		June 2011:	Corporate Auditor of Kubota Corporation (to present)
		May 2011:	Retired from Senior Advisor of Deloitte Touche Tohmatsu LLC
		November 2010:	Senior Advisor, Deloitte Touche Tohmatsu LLC
		June 2007:	Executive Member, Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu Limited)
		June 2007:	Chief Executive Officer of Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC)
		June 2004:	Representative Partner and Managing Partner, Tokyo Office of Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC)
		June 2001:	Managing Partner, Tokyo Office of Tohmatsu & Co. (currently, Deloitte Touche Tohmatsu LLC)
		June 1997:	Board member of Tohmatsu & Co. (currently, Deloitte Touche Tohmatsu LLC)
		April 1975:	Registered as a Certified Public Accountant with the Japanese Institute of Certified Public Accountants (to present)
		October 1971:	Joined Tohmatsu Awoki & Co. (currently, Deloitte Touche Tohmatsu LLC)

Yuzuru Mizuno and Junichi Sato are outside directors as stipulated in the Corporate Law. Masao Morishita, Akira Negishi and Ryoji Sato are outside corporate auditors as stipulated in the Corporate Law.

The Company notified the Japanese stock exchanges of [all of its five outside] directors and outside corporate auditors as “independent directors / corporate auditors” pursuant to the regulations of the Japanese stock exchanges. The definition of the “independent director / corporate auditor” is different from that of the independent directors under the corporate governance standards of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended.

Among Directors or Corporate Auditors of Kubota Corporation, there is no family relationship. No Directors or Corporate Auditors, except Yuzuru Mizuno, Junichi Sato, Akira Negishi and Ryoji Sato have business activities outside the Company. Two Directors, Yuzuru Mizuno and Junichi Sato, serve as a director or an executive officer of other companies as above mentioned

There is not any arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any person named above was selected as a Director or a Corporate Auditor.

The Company is not dependent on specific Directors, researchers, or any other entity for its management.

The Company, by a resolution at the meeting of the Board of Directors held on February 10, 2009, introduced the Executive Officer System. The following sets for the information about the Executive Officers excluding persons who also hold the post of Directors as of the date of filing of this annual report, together with their respective positions and responsibilities. Please refer to Item 6C “Board Practices” for details of the Executive Officer System

Title	Name	Responsibilities and important concurrent offices
Senior Managing Executive Officer	Takeshi Torigoe	General Manager of Materials Division, General Manager of Electronic Equipped Machinery Division

Senior Managing Executive Officer	Nobuyuki Toshikuni	General Manager of Research & Development Headquarters, General Manager of Farm & Industrial Machinery R&D Headqarters

Managing Executive Officer	Katsuyuki Iwana	General Manager of Machinery Procurement Headquarters

Managing Executive Officer	Kenshiro Ogawa	General Manager of Quality Assurance & Manufacturing Headquarters

Managing Executive Officer	Tetsu Fukui	General Manager of Water Engineering & Solution Division, General Manager of Water & Environment R&D

Managing Executive Officer	Satoshi Iida	General Manager of Farm & Utility Machinery Division, General Manager of Farm & Utility Machinery International Operation

Managing Executive Officer	Yujiro Kimura	General Manager of Pipe System Division

Executive Officer	Masakazu Tanaka	Deputy General Manager of Farm & Industrial Machinery R&D Headquarters

Executive Officer	Taichi Itoh	Deputy General Manager of Human Resources & General Affairs Headquarters

Executive Officer	Shinji Sasaki	General Manager of Engine Division

Executive Officer	Hiroshi Matsuki	Deputy General Manager of Human Resources & General Affairs Headquarters

Executive Officer	Yuichi Kitao	President of Kubota Tractor Corporation

Executive Officer	Kunio Suwa	General Manager of CSR Planning & Coordination Headquarters

Executive Officer	Toshihiko Kurosawa	Deputy General Manager of Business Development Headquarters, General Manager of International Business Promotion Dept.

Title	Name	Responsibilities and important concurrent offices
Executive Officer	Hiroshi Kawakami	President of SIAM KUBOTA Corporation Co., Ltd.

Executive Officer	Satoshi Machida	General Manager of Farm & Utility Machinery Engineering Headquarters

Executive Officer	Masaharu Tabata	Deputy General Manager of Quality Assurance & Manufacturing Headquarters

Executive Officer	Yoshiyuki Fujita	General Manager of Global Management Promotion Dept.

Executive Officer	Kaoru Hamada	President of Kubota Metal Corporation

Executive Officer	Takashi Uei	President of Kubota China Holdings Co., Ltd., President of Kubota Environmental Engineering (SHANGHAI) Co., Ltd.

Executive Officer	Hironobu Kubota	President of Kubota Manufacturing of America Corporation

Executive Officer	Junji Ogawa	General Manager of Water & Environmental Planning & Control Dept.

Executive Officer	Yasuo Nakata	General Manager of Construction Machinery Division, General Manager of Planning & Sales Promotion Dept. in Construction Machinery Division

Executive Officer	Masato Yoshikawa	General Manager of Corporate Planning & Control Dept.

B. Compensation

The following table sets forth the aggregate remunerations, including bonuses and other financial benefits given in consideration of the performance of duties (collectively, the “remunerations”), paid by the Company in fiscal 2012 to all Directors and Corporate Auditors of the Company:

	Number	Millions of yen
Title		Total	Remuneration	Bonuses
Director (excluding Outside Director)	9	434	367	96
Corporate Auditor (excluding Outside Corporate Auditor)	4	62	62	—
Outside Director and Outside Corporate Auditor	8	71	71	—

Notes:

1.	The above remunerations for Directors of Kubota Corporation do not include the salary for employees’ portion of certain Directors. The salary for employees’ portion of certain Directors is not material.

2.	The remunerations for Directors are determined at the meeting of the Board of Directors based on the report of the Compensation Council within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of operating results, compensation levels of other companies, wage level of employees. The Compensation Council is composed of Representative Directors excluding the President and executive officers in charge of indirect departments. The report of the Compensation Council is submitted to the meeting of the Board of Directors after the approval of the President. The remunerations for Corporate Auditors are determined upon consultation among Corporate Auditors within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of the roles of the respective Corporate Auditors.

The following table sets forth the names, titles and amounts of remunerations paid by the Company to persons whose remunerations equaled or exceeded ¥100 million for the fiscal year ended March 31, 2012:

Title and Name	Millions of yen
	Total	Remuneration	Bonuses
Yasuo Masumoto	126	102	24

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

In addition to Corporate Auditors, an independent certified public accountant or an audit corporation must be appointed at general meetings of shareholders as an Accounting Auditor of the Company. Such Accounting Auditor has the duties to examine the consolidated and non-consolidated financial statements proposed to be submitted by a Representative Director at general meetings of shareholders and to report their opinion thereon to certain Corporate Auditors designated by the Board of Corporate Auditors to receive such report (if such Corporate Auditors are not designated, all Corporate Auditors) and the Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements).

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

D. Employees

Head Count at the End of the Year

2012	2011	2010
29,185	25,409	24,778

Head Count in Each Segment

	2012	2011	2010
Farm & Industrial Machinery	19,142	15,519	14,879
Water & Environment Systems	5,186	5,223	5,269
Social Infrastructure	2,573	2,576	2,596
Other	1,604	1,476	1,439
Corporate	680	615	595

Total	29,185	25,409	24,778

The number of full-time employees of Kubota as of March 31, 2012 was 29,185. Most employees of the Company in Japan, other than managerial personnel, are union members. The unions belong to the Federation of all Kubota Labor Union, which is affiliated with the Japanese Trade Union Confederation. The Company believes it maintains a good relationship with the union.

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

E. Share Ownership

The following table shows the total number of shares of the Company’s common stock beneficially owned by the Directors and Corporate Auditors as a group as of June 22, 2012:

Title of Class	Identity of persons or group	Number of shares owned	Percentage of class
Common stock	Directors and Corporate Auditors	297,000	0.02%

For individual shareholdings, see Item 6.A “Directors and Senior Management.”

Employee Stock Ownership Association (Kubota Fund) owned 16,266,145 shares as of March 31, 2012, which amounted to 1.3 % of total shares issued.

The association consists of employees of the Company and some of its subsidiaries, and the members contribute a portion of their salaries to the association. The association purchases shares of Kubota’s common stock on behalf of its members.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2012, two shareholders of record held 5% or more of the shares issued, respectively. The following table shows the information about the 10 largest shareholders:

	(As of March 31, 2012)
Name	Number of shares (thousands)	(%)
The Master Trust Bank of Japan, Ltd.	107,318	8.54
Nippon Life Insurance Company	75,808	6.03
Meiji Yasuda Life Insurance Company	59,929	4.77
Japan Trustee Services Bank, Ltd.	59,649	4.75
J.P. Morgan Chase Bank 380055	45,384	3.61
Sumitomo Mitsui Banking Corporation	45,006	3.58
Mizuho Corporate Bank, Ltd.	40,851	3.25
Moxley & Co. LLC	31,758	2.53
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	27,153	2.16
Japan Trustee Services Bank, Ltd. (Sumitomo Trust and Banking Co., Ltd. Retirement Benefit Trust Account)	22,982	1.83

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. The major shareholders have the same voting rights as other common shareholders of the Company.

As of March 31, 2012, there were 1,285,919,180 shares of Common Stock outstanding, of which 31,758,643 shares were in the form of ADR and 192,819,678 shares were held by residents in the U.S. The number of registered ADR holders was 51 and the number of registered holders of common stock in the U.S. was 122.

To the best knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by other corporations or by the Japanese or any foreign government.

B. Related Party Transactions

In the ordinary course of business, the Company has transactions with numerous companies. During the fiscal year ended March 31, 2012, the Company had sales transactions with affiliates accounted under the equity method, aggregating ¥64,868 million. As of March 31, 2012, the Company had trade notes and accounts receivable from affiliated companies of ¥22,742 million.

Refer to Note 3 of the Consolidated Financial Statements for additional information regarding the Company’s investments in and loan receivables from affiliated companies.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The information required by this item, except as stated below, appears in the consolidated financial statements of this Form 20-F.

Export Sales

Revenues from unaffiliated customers outside Japan are disclosed in Note 21 “Segment Information—Geographic Information” on page F-45.

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

Consequently the Company filed a suit to rescind the decision of the FTCJ with the Tokyo High Court in July 2009 since the Company believes that the facts on which the decision is based are not established by substantial evidence. However, it was dismissed on October 28, 2011, and the Company then appealed the case to the Supreme Court as it was not satisfied with the decision.

Asbestos-related lawsuits

Since the middle of the year 2005, with the asbestos issue becoming an object of public concern in Japan, 14 asbestos-related lawsuits were filed against the Company, or the Japanese Government and asbestos-related companies including the Company and the aggregate amount of claims is ¥17,566 million. The eleven lawsuits concerning an aggregate of 453 construction workers who suffered from asbestos-related diseases consist mostly of the aggregate amount of 14 claims and the defendants of these eleven lawsuits are the Japanese Government and 44 asbestos-related companies including the Company. Other three lawsuits are not material.

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

Overseas, Kubota’s common stock is listed on the New York Stock Exchange (the “NYSE”) in the form of ADSs evidenced by American Depositary Receipts (“ADRs”). Prior to July 15, 2002, each ADS represented 20 shares of common stock. On July 15, 2002, the Company changed the unit of ADS from 20 common shares to five in order to help increase the number of ADS holders and improve the liquidity of its ADSs.

Kubota’s ADSs, which have been listed on the NYSE since 1976, are issued with JPMorgan Chase Bank, as Depositary.

The following table sets forth, for the periods indicated, the reported high and low sales prices of Kubota’s common stock on the TSE and of Kubota’s ADSs on the NYSE.

	TSE price per share of common stock		NYSE price per ADS (five common shares)
	High	Low	High		Low
Annual Highs and Lows

2008	¥1,162	¥575	$48	30	$28	34
2009	918	328	43	41	17	72
2010	945	540	51	08	27	66
2011	923	648	55	50	37	35
2012	832	561	51	97	36	81

Quarterly Highs and Lows

2011
1st quarter	¥893	¥677	$47	81	$38	01
2nd quarter	782	648	46	43	37	35
3rd quarter	821	705	49	32	43	50
4th quarter	923	660	55	50	43	23

2012
1st quarter	¥799	¥661	$48	49	$41	41
2nd quarter	764	561	47	00	36	81
3rd quarter	724	580	45	35	37	65
4th quarter	832	626	51	97	40	62

Monthly Highs and Lows

November, 2011	¥694	¥610	$45	24	$38	95
December, 2011	724	608	45	35	39	14
January, 2012	707	626	45	72	40	62
February, 2012	827	674	51	97	44	71
March, 2012	832	752	49	49	46	38
April, 2012	815	748	49	14	46	54
May, 2012	781	651	47	86	41	43

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

Under the Corporate Law and the Book-entry Transfer Act, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against the Company, a shareholder must have its name and address registered in the Company’s register of shareholders. Under the central book-entry transfer system, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act and the Company’s Share Handling Regulations, including their names and addresses, and the registration on the register of shareholders is made upon receipt by the Company of necessary information from JASDEC (as described in “—Record date”). On the other hand, in order to assert, directly against the Company, shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights including the right to propose a matter to be considered at a general meeting of shareholders, except for shareholders’ rights to request the Company to purchase or sell shares constituting less than a full unit (as described in “—Unit share system”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information including the name and address of such shareholder to the Company. Thereafter, such shareholder is required to present the Company with a receipt of the request of the notice in accordance with the Company’s Share Handling Regulations. Under the Book-entry Transfer Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above has been given.

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

The registered holder of deposited shares underlying ADSs is the Depositary for ADSs. Accordingly, holders of ADSs will not be able to directly assert shareholders’ rights against the Company.

Authorized capital

Article 6 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is 1,874,700,000 shares.

As of March 31, 2012, 1,285,919,180 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value. All issued shares of the Company are fully-paid and non-assessable.

Distribution of Surplus

General

Under the Corporate Law, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “—Restriction on distribution of Surplus”). The Company may make distributions of Surplus to the shareholders any number of times per business year, subject to certain limitations described in “—Restriction on distribution of Surplus.” Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but the Company may also authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice.

Distributions of Surplus may be made in cash or in kind in proportion to the number of shares of Common Stock of the Company held by each shareholder. A resolution of a general meeting of shareholders or the Board of Directors, as the case may be, authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of Surplus is to be made in kind, the Company may, pursuant to a resolution of a general meeting of shareholders or the Board of Directors, as the case may be, grant a right to the shareholders to require the Company to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders (see “—Voting rights” with respect to a “special resolution”).

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

The amount of Surplus at any given time must be calculated in accordance with the following formula:

(A + B + C + D) – (E + F + G)

In the above formula:

“A” = the total amount of other capital surplus and other retained earnings, each such amount being that appearing on the non-consolidated balance sheet as of the end of the last business year;

“B” = (if the Company has disposed of its treasury stock after the end of the last business year) the amount of the consideration for such treasury stock received by the Company less the book value thereof;

“C” = (if the Company has reduced its stated capital after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital or legal reserve (if any);

“D” = (if the Company has reduced its additional paid-in capital or legal reserve after the end of the last business year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E” = (if the Company has cancelled its treasury stock after the end of the last business year) the book value of such treasury stock;

“F” = (if the Company has distributed Surplus to its shareholders after the end of the last business year) the total book value of the Surplus so distributed; and

“G” = certain other amounts set forth in ordinances of the Ministry of Justice, including (if the Company has reduced Surplus and thereby increased its stated capital, additional paid-in capital or legal reserve after the end of the last fiscal year) the amount of such reduction and (if the Company has distributed Surplus to the shareholders after the end of the last business year) the amount set aside in additional paid-in capital or legal reserve (if any) as required by ordinances of the Ministry of Justice.

The aggregate book value of Surplus to be distributed by the Company may not exceed a prescribed distributable amount (the “Distributable Amount”), as calculated on the effective date of such distribution. The Distributable Amount at any given time shall be equal to the amount of Surplus less the aggregate of the following:

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

Consolidation of shares

The Company may at any time consolidate shares in issue into a smaller number of shares by a special shareholders resolution (as defined in “—Voting rights”). When a consolidation of shares is to be made, the Company must give public notice or notice to each shareholder at least two weeks prior to the effective date of the consolidation of shares. Under the central book-entry transfer system operated by JASDEC, the Company must also give notice to JASDEC regarding a consolidation of shares at least two weeks prior to the effective date of the consolidation of shares. On the effective date of the consolidation of shares, the number of shares recorded in all accounts held by the Company’s shareholders at account managing institutions or JASDEC will be decreased in accordance with the applicable ratio. The Company must disclose the reason for the consolidation of shares at the general meeting of shareholders.

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

Voting rights

So long as the Company maintains the unit share system (see “—Unit share system” below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. Any corporate or certain entity one-quarter or more of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting. The Corporate Law and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total number of voting rights of all the shareholders entitled to exercise their voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. The Company’s shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. The Company’s shareholders may also exercise their voting rights by electronic means pursuant to the method designated by the Company.

The Corporate Law and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares or existing shares held by the Company as treasury stock at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a corporate auditor;

(5)	the exemption of liability of a director, corporate auditor or accounting auditor to the amounts set forth in the Corporate Law;

(6)	a reduction of stated capital with certain exceptions in which only a regular shareholders’ resolution described above is required or a shareholders’ resolution is not required;

(7)	a distribution of in-kind dividends which meets certain requirements;

(8)	dissolution, merger, consolidation or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

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

Pursuant to the terms of the Amended and Restated Deposit Agreement relating to ADRs evidencing ADSs, each ADS representing 5 shares of Common Stock of the Company, as soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of shareholders of the Company, the Depositary (currently JPMorgan Chase Bank) will mail to the record holders of ADRs a notice which will contain the information in the original notice. The record holders of ADRs on a date specified by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the shares of Common Stock of the Company represented by their ADSs, including instructions to give a discretionary proxy to a person designated by the Company. The Depositary will endeavor, in so far as practicable, to vote the number of shares of Common Stock of the Company represented by such ADSs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any ADSs.

Issue of additional shares and pre-emptive rights

        Holders of the Company’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. In the case of an issuance or transfer of the Company’s shares of Common Stock or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25% or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative opinion from a person independent of the Company’s management is generally required pursuant to the regulations of the Japanese stock exchanges. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

Under the central book-entry transfer system operated by JASDEC, shares constituting less than one unit are generally transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

A holder of shares constituting less than one unit may require the Company to purchase such shares at their market value in accordance with the provisions of the Share Handling Regulations of the Company.

In addition, the Articles of Incorporation of the Company provide that a holder of shares constituting less than one full unit may request the Company to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit held by such holder, constitute one full unit of Common Stock, in accordance with the provisions of the Share Handling Regulations of the Company. As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “General.”

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

Reporting of substantial shareholdings

The Financial Instruments and Exchange Law of Japan and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than 5 percent of the total issued shares (with voting rights) of common stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of the Ministry of Finance within 5 business days a report concerning such shareholdings.

A similar report must also be filed in respect of any subsequent change of one percent or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon conversion of convertible securities or exercise of share subscription warrants or stock acquisition rights are taken into account in determining both the number of shares (with voting rights) held by such holder and the issuer’s total issued share capital. Any such report shall be filed with the Director-General of the relevant Finance Bureau of the Ministry of Finance through the Electronic Disclosure for Investors’ Network (“EDINET”) system. Copies of such report must also be furnished to the issuer of such shares.

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

In general, the acquisition of shares of a Japanese company (such as the shares of Common Stock of the Company) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of Common Stock of the Company) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance through the Bank of Japan within 20 days from the date of the transfer or the date of the receipt of payment, whichever comes later, unless the transfer was made through a bank or financial instruments business operator licensed or registered under Japanese law.

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

E. Taxation

Japanese Taxation

The following is a summary of the major Japanese national tax consequences of the ownership, acquisition and disposition of shares of Common Stock of the Company and of ADRs evidencing ADSs representing shares of Common Stock of the Company by a non-resident Holder (as defined below). The information given below regarding Japanese taxation is based on the tax laws and tax treaties currently in force and their interpretations by the Japanese tax authorities as of the date of this annual report. Tax laws and tax treaties as well as their interpretations may change at any time, possibly with retroactive effect. We will not update this summary for any changes in the tax laws or tax treaties or their interpretation that occurs after the date of this annual report. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, holders of shares of Common Stock of the Company including holders of ADRs evidencing ADSs are encouraged to consult their tax advisors regarding the application of the considerations discussed below to their particular circumstances.

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is 20 percent (20.42 percent, on or after January 1, 2013). However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to non-resident Holders, except for any individual shareholder who holds 3 percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20 percent (20.42 percent, on or after January 1, 2013) withholding tax rate is reduced to (i) 7 percent for dividends due and payable on or before December 31, 2012, and (ii) 7.147 percent for dividends due and payable on or after January 1, 2013 but on or before December 31, 2013, and (iii) 15.315 percent for dividends due and payable on or after January 1, 2014. Due to the imposition of a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7 percent, 15 percent and 20 percent, as applicable, will be effectively increased, respectively, to 7.147 percent, 15.315 percent and 20.42 percent, during the period beginning on January 1, 2013 and ending on December 31, 2037.

At the date of this annual report, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15 percent or 10 percent for portfolio investors (15 percent under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg New Zealand, Norway, Singapore, Spain and Sweden, and 10 percent under the income tax treaties with Australia, France, Hong Kong, the Netherlands, Switzerland, the United Kingdom and the United States).

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

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning Common Stock or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you own your Common Stock or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	certain insurance companies,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of the voting stock of the Company,

•	a person that holds Common Stock or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells Common Stock or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

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

U.S. Securities and Exchange Commission: 100 F Street, N.E., Washington D.C. 20549 or at http://www.sec.gov.

Form 20-F is also available at the website of the Company. URL: http://www.kubota.co.jp.

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

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company utilizes foreign exchange forward contracts, foreign currency option contracts (collectively “foreign exchange contracts”) and cross-currency swap contracts primarily to fix the cash flows resulting from accounts receivable and payable and future transactions denominated in foreign currencies.

The following tables provide information regarding the Company’s derivative financial instruments related to foreign exchange contract and cross-currency swap contracts of March 31, 2012. For foreign exchange contracts, the table presents average contractual exchange rates, contract amounts, and fair value. The majority of foreign exchange contracts have original maturities of less than one year. For cross-currency swap contracts, the table presents average contractual exchange rates, notional amounts, and fair value.

Foreign Exchange Contracts (as of March 31, 2012)

		Millions of Yen
	Average contractual exchange rate	Contract amounts	Fair value
Sell U.S. dollar, Buy Yen	82.14	¥35,878	¥(1,412)
Sell Euro, Buy Yen	109.76	10,079	(568)
Sell Canadian dollar, Buy U.S. dollar	1.01	10,376	95
Sell Euro, Buy Norwegian krone	8.18	10,147	(43)
Others	—	7,806	109

		¥74,286	¥(1,819)

Cross-Currency Swap Contracts (as of March 31, 2012)

	Millions of Yen
	2013	2014	2015	2016	2017	2018 and thereafter	Total	Fair value
Receive U.S. dollar, Pay Canadian dollar
Notional amounts (U.S. dollar)	—	¥2,340	¥1,560	—	—	—	¥3,900	¥134
Average contractual exchange rate	—	0.99	0.96	—	—	—	—	—

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

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2012. For finance receivables—net and long-term debt, these tables present weight average interest rates, principal cash flows, and fair value. For interest rate swap contracts and cross-currency interest rate swap contracts, the table presents weighed average rates, notional amounts and fair value.

Finance Receivables—net excluding Finance Leases (as of March 31, 2012)

	Weighted average interest rate	Millions of Yen
		2013	2014	2015	2016	2017	2018 and thereafter	Total	Fair value
U.S. dollar	0.59%	¥56,715	¥51,393	¥41,694	¥23,437	¥976	¥193	¥174,408	¥174,776
Canadian dollar	4.08	10,291	7,854	5,302	3,136	1,490	523	28,596	29,991
Australian dollar	5.20	311	226	203	75	42	—	857	871

		¥67,317	¥59,473	¥47,199	¥26,648	¥2,508	¥716	¥203,861	¥205,638

Long-term Trade Accounts Receivable (as of March 31, 2012)

	Weighted average interest rate	Millions of Yen
		2013	2014	2015	2016	2017	2018 and thereafter	Total	Fair value
Japanese yen	3.39%	¥26,426	¥12,296	¥8,338	¥5,420	¥3,030	¥1,773	¥57,283	¥60,583

Long-term Debt excluding Capital Lease Obligations (as of March 31, 2012)

	Weighted average interest rate	Millions of Yen
		2013	2014	2015	2016	2017	2018 and thereafter	Total	Fair value
Japanese yen	1.13%	¥50,621	¥14,981	¥23,034	¥4,120	¥8,506	¥479	¥101,741	¥102,437
U.S. dollar	1.58	34,516	35,172	49,365	24,036	9,953	—	153,042	152,846
Others	4.13	20,895	8,006	3,999	268	268	53	33,489	32,755

		¥106,032	¥58,159	¥76,398	¥28,424	¥18,727	¥532	¥288,272	¥288,038

Interest Rate Swap Contracts (as of March 31, 2012)

	Millions of Yen, except rates
	2013	2014	2015	2016	2017	2018 and thereafter	Total	Fair value
Notional amounts (Yen)	¥12,500	¥12,500	¥5,500	—	—	—	¥30,500	¥(163)
Average pay rate	1.06%	1.06%	1.04%	—	—	—	1.06%	—
Average receive rate	0.41%	0.41%	0.49%	—	—	—	0.42%	—

Notional amounts (U.S. dollar)	¥16,396	¥4,696	¥796	¥796	¥796	—	¥23,480	¥(242)
Average pay rate	2.67%	2.21%	1.94%	1.94%	1.94%	—	2.50%	—
Average receive rate	1.33%	1.09%	0.62%	0.62%	0.62%	—	1.21%	—

Notional amounts (Canadian dollar)	¥456	¥76	—	—	—	—	¥532	¥(5)
Average pay rate	4.50%	4.53%	—	—	—	—	4.50%	—
Average receive rate	1.20%	1.20%	—	—	—	—	1.20%	—

Cross-Currency Interest Rate Swap Contracts (as of March 31, 2012)

	Millions of Yen, except rates
	2013	2014	2015	2016	2017	2018 and thereafter	Total	Fair value
Receive Yen, pay Thai baht
Notional amounts (Yen)	¥20,000	¥6,000	¥6,000	—	—	—	¥32,000	¥1,809
Average pay rate	1.63%	1.88%	0.23%	—	—	—	1.42%	—
Average receive rate	0.54%	0.70%	0.08%	—	—	—	0.48%	—

Receive U.S. dollar, pay Thai baht
Notional amounts (U.S. dollar)	¥41,184	¥33,384	¥26,910	¥14,430	—	—	¥115,908	¥136
Average pay rate	2.90%	2.31%	1.83%	1.86%	—	—	2.35%	—
Average receive rate	1.02%	0.82%	0.64%	0.67%	—	—	0.83%	—

Receive Yen, pay Canadian dollar
Notional amounts (Yen)	¥5,000	—	—	—	—	—	¥5,000	¥90
Average pay rate	1.76%	—	—	—	—	—	1.76%	—
Average receive rate	0.22%	—	—	—	—	—	0.22%	—

Receive Norwegian krone, pay Euro
Notional amounts (Norwegian krone)	¥4,548	—	—	—	—	—	¥4,548	¥(99)
Average pay rate	3.90%	—	—	—	—	—	3.90%	—
Average receive rate	5.04%	—	—	—	—	—	5.04%	—

Equity Price Risk

The Company holds available-for-sale securities included in investments. These securities are exposed to changes in equity price risks arising from changes in market prices for such securities. The Company does not hold marketable securities for trading purposes. The following table discloses the cost, fair value and unrealized holding gains and losses on marketable equity securities at March 31, 2012:

	Millions of Yen
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Available-for-sale:
Equity securities of financial institutions	¥23,656	¥34,339	¥10,685	¥2
Other equity securities	14,775	58,060	43,293	8

	¥38,431	¥92,399	¥53,978	¥10

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and charges payable by a holders of ADSs

The Company has appointed JP Morgan Chase Bank, N.A. as its depositary pursuant to the Company’s American Depositary Receipt program.

In accordance with the terms of the Amended and Restated Deposit Agreement, JP Morgan Chase Bank, N.A. may charge holders of ADSs, either directly or indirectly, fees or charges up to the amounts described below.

Category (as defined by SEC)	Depositary Actions	Associated Fee	To whom the fees or charges are paid

• Depositing or substituting the Underlying shares

Issuance of ADSs against the deposit of shares, including deposits and issuances in respect of:

•   Share distributions, stock split, rights, merger

•   Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities

		$5.00 for each 100 ADSs (or portion thereof) Evidenced by the new ADRs delivered	JP Morgan Chase Bank, N.A.

• Receiving or distributing Dividends	Distribution of dividends	$0.02 or less per ADS	JP Morgan Chase Bank, N.A.

• Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)	JP Morgan Chase Bank, N.A.

• Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion there of ) evidenced by the ADRs surrendered	JP Morgan Chase Bank, N.A.

• Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts	$1.50 per ADR Certificate	JP Morgan Chase Bank, N.A.

• General depositary services	Expenses incurred on behalf of Holders in connection with • Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment	Payable by Holders or persons depositing Shares or Holders withdrawing Deposited Securities.	JP Morgan Chase Bank, N.A.

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

•   Cable, telex, facsimile transmission/delivery

•   Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•   Any other charge payable by depositary or its agents

Fees and payments made by the Depositary to the issuer

There were no fees or other direct and indirect payments made by the depositary to the Company in the fiscal year ended March 31, 2012.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended,) as of March 31, 2012. Based on that evaluation, the Company’s chief executive and chief financial officers concluded that the disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for the Company.

Management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2012 using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2012.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu LLC, has issued an audit report on the Company’s internal control over financial reporting. Their report appears on page F-2 of the attached Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the fiscal year ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Corporate Auditors has determined that Ryoji Sato qualifies as an “audit committee financial expert” as defined by the rules of the SEC. He is a certified public accountant in Japan. He joined Tohmatsu Awoki & Co. (currently, Deloitte Touche Tohmatsu LLC) in 1971. Since then, he worked as a public accountant for more than 30 years. He worked at Touche Ross Co. (currently, Deloitte LLP) in New York in 1978, and from 1979 to 1982 in London. In 2007, he assumed the position of Chief Executive Officer of Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC) and Executive Member, Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu Limited), and held the position until 2010.

He was elected to the Company’s Corporate Auditors at the ordinary general meeting of shareholders held on June 24, 2011. See Item 6.A. for information regarding his business experience. He meets the independence requirements imposed on corporate auditors under the Corporate Law of Japan.

Item 16B. Code of Ethics

The Board of Directors of the Company adopted a “Code of Ethics” in April, 2004 and amended in February, 2011 and in April 2012, which is applicable to its Chief Executive Officer, General Manager of Planning & Control Headquarters, and General Manager of Finance and Accounting Department. This Code requires the relevant Officers to act honestly and candidly, including the ethical handling of conflict of interest, and to comply with all applicable laws, accounting standards, rules and regulations of self-regulatory organization, and policies and internal regulation of the Company. The Code also requires the relevant Officers to conduct full, fair, accurate, timely and understandable disclosure in reports and documents which are filed with or submitted to the SEC, and in other communications with the public and prompt internal reporting of violations of this Code.

The Company’s Code of Ethics is attached as an exhibit to this annual report (exhibit 11.1).

Item 16C. Principal Accountant Fees and Services

Fees and Services of Principal Accountant

The following table discloses the aggregate fees accrued or paid to principal accountant and associated entities for each of the last two fiscal years:

	Millions of yen
	2012	2011
Audit Fees	¥582	¥532
Audit-Related Fees	1	4
Tax Fees	102	82
All Other Fees	78	37

Total	¥763	¥655

Audit Fees include fees related to professional services rendered for quarterly reviews, audits of financial statements and effectiveness of internal control over financial reporting of the Company and its subsidiaries.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the Company’s purchases of its common stock during fiscal 2012:

Period	(a) Total number of shares purchased	(b) Average price paid per share (Yen)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
April 1, 2011 – April 30, 2011	1,420	763.63	0	0
May 1, 2011 – May 31, 2011	1,394	726.89	0	0
June 1, 2011 – June 30, 2011	1,528	685.31	0	0
July 1, 2011 – July 31, 2011	4,023	727.94	0	0
August 1, 2011 – August 31, 2011	2,964	675.94	0	0
September 1, 2011 – September 30, 2011	15,768,548	634.17	15,768,000	4,232,000
October 1, 2011 – October 31, 2011	476	609.29	0	0
November 1, 2011 – November 30, 2011	2,164	632.88	0	0
December 1, 2011 – December 31, 2011	452	627.85	0	0
January 1, 2012 – January 31, 2012	2,873	655.07	0	0
February 1, 2012 – February 28, 2012	1,087	680.26	0	0
March 1, 2012 – March 31, 2012	4,657	786.17	0	0

Total	15,791,586	634.28	15,768,000	4,232,000

Note:	1) All purchases other than purchases publicly announced were made as a result of holders of shares less than one unit, which is 1,000 shares of common stock, requesting the Company to purchase shares that are a fraction of a unit in accordance with the Corporate Law.

Note:	2) In fiscal year 2012, the Company established a program of purchasing its shares on market. The Company executed the program pursuant to Article 156 of the Corporate Law after applying the regulations of Article 165, Paragraph 3 of said law. The program was not terminated prior to expiration. Details of the program are as follows:

The program resolved at the Board of Directors’ Meeting held on September 7, 2011:

i) Date of announcement:	September 7, 2011
ii) Type of share to be repurchased:	Shares of common stock of the Company
iii) Number of shares to be repurchased:	Not exceeding 20 million shares
(1.6% of total numbers of shares issued excluding treasury stock)
iv) Amount of shares to be repurchased:	Not exceeding ¥10 billion
v) Period:	From September 8, 2011 to December 15, 2011

Item 16F. Changes in Registrant’s Certifying Accountant

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

In addition, pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s)/corporate auditor(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside corporate auditors” (each of which terms is defined under the Corporate Law of Japan) who are unlikely to have any conflicts of interests with shareholders of the Company. Each of the Outside Directors and Outside Corporate Auditors of the Company satisfies the requirements for the “independent director/corporate auditor” under the regulations of the Japanese stock exchanges respectively. The definition of “independent director/corporate auditor” is different from that of the independent directors under the corporate governance standards of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended.

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

Nominating/corporate governance committee

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

Item 16H. Mine Safety Disclosure

Not applicable.

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

KUBOTA CORPORATION

Date: June 29, 2012	By	/s/ Shigeru Kimura
Shigeru Kimura
Director and Managing Executive Officer
(Principal Financial and Accounting Officer)

Attachment

Kubota Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kubota Corporation

Osaka, Japan

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

Osaka, Japan

June 22, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kubota Corporation

Osaka, Japan

We have audited the internal control over financial reporting of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2012 of the Company and our report dated June 22, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu LLC

Osaka, Japan

June 22, 2012

Consolidated Balance Sheets

KUBOTA Corporation and Subsidiaries

(¥ in millions)
At March 31:	2012	2011
ASSETS

Current assets:
Cash and cash equivalents	¥100,559	¥105,293
Notes and accounts receivable:
Trade notes	71,713	56,185
Trade accounts	321,451	300,229
Less: Allowance for doubtful notes and accounts receivable	(2,404)	(2,806)
Short-term finance receivables—net	108,160	100,437
Inventories	202,070	174,217
Other current assets	64,463	43,649

Total current assets	866,012	777,204

Investments and long-term finance receivables:
Investments in and loan receivables from affiliated companies	17,971	16,569
Other investments	101,705	100,498
Long-term finance receivables—net	204,272	199,829

Total investments and long-term finance receivables	323,948	316,896

Property, plant, and equipment:
Land	89,529	89,435
Buildings	226,598	217,738
Machinery and equipment	361,433	352,064
Construction in progress	8,079	9,631

Total	685,639	668,868
Accumulated depreciation	(460,572)	(451,510)

Net property, plant, and equipment	225,067	217,358

Other assets:
Goodwill and intangible assets—net	26,904	7,441
Long-term trade accounts receivable	31,409	27,487
Other	15,204	11,398
Less: Allowance for doubtful non-current receivables	(875)	(932)

Total other assets	72,642	45,394

Total	¥1,487,669	¥1,356,852

(¥ in millions)
At March 31:	2012	2011
LIABILITIES AND EQUITY

Current liabilities:
Short-term borrowings	¥69,623	¥76,642
Trade notes payable	16,905	13,978
Trade accounts payable	199,072	150,825
Advances received from customers	6,983	3,270
Notes and accounts payable for capital expenditures	13,817	9,800
Accrued payroll costs	30,830	26,847
Accrued expenses	33,617	29,616
Income taxes payable	16,449	4,702
Other current liabilities	41,477	33,892
Current portion of long-term debt	107,210	85,556

Total current liabilities	535,983	435,128

Long-term liabilities:
Long-term debt	184,402	191,760
Accrued retirement and pension costs	41,882	35,285
Other long-term liabilities	18,188	13,318

Total long-term liabilities	244,472	240,363

Commitments and contingencies
Equity:
Kubota Corporation shareholders’ equity:
Common stock, authorized 1,874,700,000 shares in 2012 and 2011 issued 1,285,919,180 shares in 2012 and 2011	84,070	84,070
Capital surplus	88,834	89,140
Legal reserve	19,539	19,539
Retained earnings	560,710	516,858
Accumulated other comprehensive loss	(80,542)	(65,381)
Treasury stock (29,935,508 shares and 14,206,633 shares in 2012 and 2011, respectively), at cost	(19,328)	(9,341)

Total Kubota Corporation shareholders’ equity	653,283	634,885

Noncontrolling interests	53,931	46,476

Total equity	707,214	681,361

Total	¥1,487,669	¥1,356,852

See notes to consolidated financial statements.

Consolidated Statements of Income

KUBOTA Corporation and Subsidiaries

(¥ in millions except per share amounts)
For the years ended March 31:	2012	2011	2010
Revenues	¥1,008,019	¥933,685	¥930,644
Cost of revenues	735,836	678,653	681,374
Selling, general, and administrative expenses	170,252	165,407	179,352
Other operating expenses (income)	(3,749)	3,514	216

Operating income	105,680	86,111	69,702

Other income (expenses):
Interest and dividend income	3,760	3,429	3,381
Interest expense	(1,892)	(1,632)	(2,127)
Gain on sales of securities—net	105	4,845	1,821
Valuation loss on other investments	(2,570)	(1,758)	(143)
Gain on nonmonetary exchange of securities	—	2,774	—
Foreign exchange gain (loss)—net	(7,609)	(1,640)	2,894
Other—net	3,464	(829)	(2,045)

Other income (expenses), net	(4,742)	5,189	3,781

Income before income taxes and equity in net income of affiliated companies	100,938	91,300	73,483

Income taxes:
Current	35,594	27,137	28,540
Deferred	954	3,547	(2,563)

Total income taxes	36,548	30,684	25,977

Equity in net income of affiliated companies	1,629	492	402

Net income	66,019	61,108	47,908

Less: Net income attributable to noncontrolling interests	4,467	6,286	5,582

Net income attributable to Kubota Corporation	¥61,552	¥54,822	¥42,326

Net income attributable to Kubota Corporation per common share:
Basic	¥48.75	¥43.11	¥33.28

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

KUBOTA Corporation and Subsidiaries

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Net income	¥66,019	¥61,108	¥47,908

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(13,359)	(26,382)	8,250
Unrealized gains (losses) on securities	3,220	(5,125)	11,761
Unrealized gains on derivatives	538	804	556
Pension liability adjustments	(8,361)	(3,080)	9,808

Total other comprehensive income (loss)	(17,962)	(33,783)	30,375

Comprehensive income	48,057	27,325	78,283

Less: Comprehensive income attributable to noncontrolling interests	1,622	3,213	7,528

Comprehensive income attributable to Kubota Corporation	¥46,435	¥24,112	¥70,755

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

KUBOTA Corporation and Subsidiaries

(¥ in millions except shares of common stock outstanding)
	Kubota Corporation Shareholders’ Equity						Non- controlling Interests	Total Equity
	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock, at Cost
Balance at March 31, 2009 (1,272,063 thousands of shares)	¥84,070	¥93,150	¥19,539	¥452,791	¥(62,184)	¥(9,082)	¥37,959	¥616,243
Net income				42,326			5,582	47,908
Other comprehensive income					28,429		1,946	30,375
Cash dividends paid to Kubota Corporation shareholders, ¥14 per common share				(17,814)				(17,814)
Cash dividends paid to noncontrolling interests							(489)	(489)
Purchases and sales of treasury stock (less 216 thousands of shares)						(183)		(183)
Increase in noncontrolling interests related to contribution							2,109	2,109
Changes in ownership interests in subsidiaries		(3,909)			(736)		(1,885)	(6,530)

Balance at March 31, 2010 (1,271,847 thousands of shares)	84,070	89,241	19,539	477,303	(34,491)	(9,265)	45,222	671,619
Net income				54,822			6,286	61,108
Other comprehensive loss					(30,710)		(3,073)	(33,783)
Cash dividends paid to Kubota Corporation shareholders, ¥12 per common share				(15,267)				(15,267)
Cash dividends paid to noncontrolling interests							(307)	(307)
Purchases and sales of treasury stock (less 134 thousands of shares)		1				(76)		(75)
Increase in noncontrolling interests related to contribution		(5)					400	395
Changes in ownership interests in subsidiaries		(97)			(180)		(2,052)	(2,329)

Balance at March 31, 2011 (1,271,713 thousands of shares)	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361
Net income				61,552			4,467	66,019
Other comprehensive loss					(15,117)		(2,845)	(17,962)
Cash dividends paid to Kubota Corporation shareholders, ¥14 per common share				(17,700)				(17,700)
Cash dividends paid to noncontrolling interests							(291)	(291)
Purchases and sales of treasury stock (less 15,729 thousands of shares)						(9,987)		(9,987)
Increase in noncontrolling interests related to contribution							73	73
Changes in ownership interests in subsidiaries		(306)			(44)		6,051	5,701

Balance at March 31, 2012 (1,255,984 thousands of shares)	¥84,070	¥88,834	¥19,539	¥560,710	¥(80,542)	¥(19,328)	¥53,931	¥707,214

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

KUBOTA Corporation and Subsidiaries

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Operating activities:
Net income	¥66,019	¥61,108	¥47,908
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	23,908	26,993	29,171
Gain on sales of securities—net	(105)	(4,845)	(1,821)
Valuation loss on other investments	2,570	1,758	143
Gain on nonmonetary exchange of securities	—	(2,774)	—
(Gain) loss from disposal of fixed assets—net	(6,693)	844	118
Impairment loss on long-lived assets	1,531	111	134
Equity in net income of affiliated companies	(1,629)	(492)	(402)
Deferred income taxes	954	3,547	(2,563)
Change in assets and liabilities:
(Increase) decrease in notes and accounts receivable	(39,833)	5,707	20,380
(Increase) decrease in inventories	(16,176)	(13,640)	38,802
(Increase) decrease in other current assets	(8,355)	8,459	1,205
Increase (decrease) in trade notes and accounts payable	43,189	9,285	(22,780)
Increase (decrease) in income taxes payable	11,670	(17,684)	18,005
Increase (decrease) in other current liabilities	11,519	7,474	(9,896)
Increase (decrease) in accrued retirement and pension costs	(8,870)	(9,627)	467
Other	197	5,683	201

Net cash provided by operating activities	79,896	81,907	119,072

Investing activities:
Purchases of fixed assets	(26,962)	(27,358)	(26,621)
Proceeds from sales of property, plant, and equipment	13,028	870	1,182
Proceeds from sales and redemption of investments	187	6,300	9,101
Acquisition of business, net of cash acquired	(17,211)	—	—
Increase in finance receivables	(167,040)	(170,063)	(172,218)
Collection of finance receivables	135,319	142,852	150,368
Net increase in short-term loan receivables from affiliated companies	(5,565)	—	—
Net (increase) decrease in time deposits	(2,080)	3,747	(3,826)
Other	395	71	(1,385)

Net cash used in investing activities	(69,929)	(43,581)	(43,399)

Financing activities:
Proceeds from issuance of long-term debt	104,816	62,489	121,966
Repayments of long-term debt	(89,203)	(93,895)	(90,067)
Net increase (decrease) in short-term borrowings	9	7,238	(43,729)
Cash dividends	(17,700)	(15,267)	(17,814)
Purchases of treasury stock	(10,016)	(50)	(191)
Purchases of noncontrolling interests	(924)	(2,317)	(6,407)
Other	(246)	87	1,570

Net cash used in financing activities	(13,264)	(41,715)	(34,672)

Effect of exchange rate changes on cash and cash equivalents	(1,437)	(2,746)	922

Net increase (decrease) in cash and cash equivalents	(4,734)	(6,135)	41,923
Cash and cash equivalents, beginning of year	105,293	111,428	69,505

Cash and cash equivalents, end of year	¥100,559	¥105,293	¥111,428

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

The manufacturing operations of the Company are conducted primarily at 20 plants in Japan and at 24 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are sold both in Japan and in overseas markets which consist mainly of North America, Europe, and Asia.

Basis of Financial Statements

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the parent company and all majority-owned subsidiaries. The accounts of certain consolidated subsidiaries that have December 31 fiscal year-ends have been consolidated in the March 31 consolidated financial statements on a three-month lag.

The accounts of variable interest entity (“VIE”) are included in the consolidated financial statements, as applicable. The Company is involved with a VIE which engages in farming by water culture. The VIE has been consolidated since the Company is the primary beneficiary. Total assets of the VIE at March 31, 2012 and 2011 were ¥177 million and ¥199 million, respectively. There are no restrictions on the use of the VIE’s assets. Also, the creditors or beneficial interest holders of the consolidated VIE have no recourse to the general credit of the Company.

The Company is not a primary beneficiary of the unconsolidated VIEs and does not hold any significant variable interests in these VIEs.

Intercompany items have been eliminated in consolidation.

Investments in affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies but where the Company does not have a controlling financial interest, are accounted for using the equity method.

Use of Estimates

Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Significant estimates and assumptions are used primarily in the areas of inventory valuation, impairment of investments, collectability of notes and receivables, impairment of long-lived assets, product warranties, accruals for employee retirement and pension plans, valuation allowance for deferred tax assets, uncertain tax positions, revenue recognition for long-term contracts, and loss contingencies. Actual results could differ from those estimates.

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

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Time deposits with original maturities of three months or less amounting to ¥2,935 million, ¥28,907 million, and ¥24,230 million, respectively, were included in cash and cash equivalents at March 31, 2012, 2011, and 2010. The restricted cash, which is pledged as collateral and received as advance payment for public works projects, is not included in cash and cash equivalents but included in other current assets and amounted to ¥2,136 million, ¥925 million, and ¥573 million at March 31, 2012, 2011, and 2010, respectively.

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

When a decline in value of a marketable security is deemed to be other-than -temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other than temporary, the Company evaluates the extent to which cost exceeds market value, the duration of the market decline, and other key measures. Other non-marketable securities are stated at cost and reviewed periodically for impairment.

Gains and losses on sales of available-for-sale securities as well as other nonmarketable equity securities which are carried at cost are computed on the average-cost method.

Allowance for Doubtful Accounts and Credit Losses

The Company provides an allowance for doubtful accounts and credit losses. The allowance for doubtful accounts and credit losses is determined on the basis of the collection status of receivables, historical credit loss experience, economic trends, the customer’s ability to repay, and collateral values. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any required adjustment to the allowance is reflected in current operations.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation expenses related to manufacturing activities are included in cost of revenues, and the other depreciation expenses are classified in selling, general, and administrative expenses. Depreciation expenses of those assets are principally computed using the declining-balance method based on the estimated useful lives of the assets. The estimated useful lives range from 10 to 50 years for buildings and from two to 14 years for machinery and equipment.

Goodwill and Intangible Assets

Goodwill is not amortized, but is instead tested for impairment annually or whenever events occur or circumstances change, which indicates the possibility of the impairment. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses.

Intangible assets with definite useful lives are amortized on a method reflecting the pattern in which the economic benefits of the intangible asset are consumed if that pattern can be reliably determined. If that pattern cannot be reliably determined, a straight-line amortization method is used.

Long-Lived Assets

The Company evaluates long-lived assets (including property, plant, equipment and intangible assets with definite useful lives) to be held and used for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets. The Company evaluates long-lived assets to be disposed of by sale at the lower of carrying amount or fair value less cost to sell.

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

The sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer for short-term contracts, and recorded under the percentage-of-completion method of accounting for long-term contracts. (See Note 11. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS) Estimated losses on sales contracts are charged to income in the period in which they are identified. The percentages of revenues to consolidated revenues for the years ended March 31, 2012, 2011, and 2010 that pertain to long-term contracts were 2.3%, 2.2%, and 2.1%, respectively.

Finance income is recognized over the terms of the receivables using the interest method.

Research and Development and Advertising

Research and development and advertising costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general, and administrative expenses.

Expense from the Payments for Health Hazard of Asbestos

The Company expenses payments to certain residents who lived near the Company’s plant and current and former employees when the Company determines that a payment is warranted.

The Company also accrues an estimated loss from asbestos-related matters by a charge to income if both of the following conditions are met:

(a)	It is probable that a liability has been incurred at the date of financial statements.

(b)	The amount of loss can be reasonably estimated.

(See Note 19. COMMITMENTS AND CONTINGENCIES)

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

Fair Value Measurement

Certain assets and liabilities that fall within the scope of the fair value measurements are categorized into three levels. The Company determines transfers between their levels at the date of the event or change in circumstances that caused the transfer.

Level 1	–	Quoted prices in active markets for identical assets or liabilities.

Level 2	–	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3	–	Unobservable inputs for the assets or liabilities. These are measured using the entity’s own assumptions and inputs that are reasonably available or inputs many market participants use with reasonable confidence because observable inputs are not available.

Net income attributable to Kubota Corporation per common share

Net income attributable to Kubota Corporation per common share is computed by dividing net income attributable to Kubota Corporation by the weighted-average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2012, 2011, and 2010 was 1,262,533,879, 1,271,778,025, and 1,271,985,454, respectively. There were no potentially dilutive shares outstanding for the years ended March 31, 2012, 2011, and 2010.

New Accounting Standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue recognition for multiple-deliverable arrangements. This standard requires that arrangement consideration be allocated to all deliverables using a selling price or estimated selling price and eliminates the residual method of allocation. This standard also requires additional qualitative and quantitative disclosures. This standard was effective for fiscal years beginning on or after June 15, 2010 and can be applied prospectively for revenue arrangements entered into or materially modified, or retrospectively for all prior periods, and was adopted by the Company on April 1, 2011. The Company chose to adopt this standard prospectively and its adoption did not have a material impact on the Company’s consolidated financial statements.

In April 2011, the FASB issued amendments to the standard issued in July 2010, related to disclosures about the credit quality of financing receivables and the allowance for credit losses to clarify the definition of troubled debt restructurings, following an announcement made in January 2011, which had deferred the effective date for its disclosure. The amendments are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. The Company adopted the amendments on July 1, 2011. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued a new accounting standard to expand existing disclosure requirements for fair value measurements and change the wording largely in order to eliminate differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”). This standard was effective during interim and annual periods beginning after December 15, 2011 and was adopted by the Company on January 1, 2012. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued a new accounting standard related to the presentation of comprehensive income. This standard requires entities to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements and to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. In December 2011, the FASB issued amendments to defer its effective date pertaining to certain aspects of the new accounting standard. This deferral only applies to the presentation of reclassification adjustments. The amendments were effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued a new accounting standard related to the presentation of offsetting assets and liabilities in financial statements. The purpose of this issuance is to eliminate differences between U.S. GAAP and IFRS in order to enhance the comparability of statements prepared on the basis of U.S. GAAP and IFRS. This standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This standard is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods, and should be applied retrospectively for all comparative periods presented. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

2. INVENTORIES

Inventories are comprised of the following:

(¥ in millions)
At March 31:	2012	2011
Finished products	¥119,446	¥109,043
Spare parts	25,640	23,960
Work in process	31,495	24,477
Raw materials and supplies	25,489	16,737

	¥202,070	¥174,217

3. INVESTMENTS IN AND LOAN RECEIVABLES FROM AFFILIATED COMPANIES

Investments in and loan receivables from affiliated companies in which the Company has the ability to exercise significant influence over their operating and financial policies are comprised of the following:

(¥ in millions)
At March 31:	2012	2011
Loan receivables—current	¥5,919	¥—
Loan receivables—noncurrent	370	234
Investments	17,601	16,335

	¥23,890	¥16,569

The amounts of loan receivables-current are recorded in other current assets on the consolidated balance sheets. The amounts of loan receivables-noncurrent and investments are recorded in investments in and loan receivables from affiliated companies on the consolidated balance sheets.

The following table presents a summary of financial information of affiliated companies:

(¥ in millions)
At March 31:	2012	2011
Current assets	¥60,059	¥54,358
Noncurrent assets	56,293	59,853
Total assets	116,352	114,211
Current liabilities	60,623	59,068
Long-term liabilities	15,143	16,083

Net assets	¥40,586	¥39,060

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Revenues	¥231,133	¥222,694	¥210,492
Cost of revenues	167,905	162,836	155,350
Net income	3,038	1,442	873

Trade notes and accounts receivable from affiliated companies at March 31, 2012 and 2011 were ¥22,742 million and ¥21,885 million, respectively.

Revenues from affiliated companies aggregated ¥64,868 million, ¥63,886 million and ¥65,246 million for the years ended March 31, 2012, 2011, and 2010, respectively.

Cash dividends received from affiliated companies were ¥71 million, ¥69 million and ¥72 million for the years ended March 31, 2012, 2011, and 2010, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥12,070 million and ¥11,361 million at March 31, 2012 and 2011, respectively.

4. OTHER INVESTMENTS

The following table presents the cost, fair value, and gross unrealized holding gains and losses for securities by major security type:

(¥ in millions)
	2012				2011
At March 31:	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥23,656	¥34,339	¥10,685	¥2	¥25,525	¥34,839	¥10,403	¥1,089
Other equity securities	14,775	58,060	43,293	8	14,883	55,634	40,793	42

	¥38,431	¥92,399	¥53,978	¥10	¥40,408	¥90,473	¥51,196	¥1,131

The following table presents the gross unrealized losses on, and related fair value of, the Company’s available-for-sale securities, aggregated by the length of time that individual investment securities have been in a continuous unrealized loss position:

(¥ in millions)
	2012				2011
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
At March 31:	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥197	¥2	¥—	¥—	¥9,283	¥1,089	¥—	¥—
Other equity securities	388	8	—	—	625	42	—	—

	¥585	¥10	¥—	¥—	¥9,908	¥1,131	¥—	¥—

For the years ended March 31, 2012, 2011, and 2010, valuation losses on other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥2,570 million, ¥1,758 million, and ¥143 million, respectively.

(Merger of Aioi Insurance Co., Ltd., Nissay Dowa General Insurance Co., Ltd., and Mitsui Sumitomo Insurance Group)

On April 1, 2010, Aioi Insurance Co., Ltd., Nissay Dowa General Insurance Co., Ltd. (“Nissay”), and Mitsui Sumitomo Insurance Group merged and formed the new insurance holding company, MS&AD Insurance Group Holdings, Inc.(“MS&AD”). Upon the merger, each common share of Nissay, which was an acquired company, was converted into 0.191 share of the combined entity, MS&AD. The Company had owned common shares of Nissay which were classified as available-for-sale and recognized a gain on nonmonetary exchange of securities of ¥2,774 million upon the merger, based on the fair value of MS&AD’s common shares of ¥4,140 million less the cost basis of Nissay’s common shares of ¥1,366 million as of the date of the merger.

The Company classifies MS&AD’s common shares as available-for-sale and carries them at fair value.

The following table presents proceeds from sales of available-for-sale securities and the gross realized gains and losses on these sales:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Proceeds from sales of available-for-sale securities	¥—	¥6,188	¥3,588
Gross realized gains	—	4,843	1,821
Gross realized losses	—	—	—

Investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥9,306 million and ¥10,025 million at March 31, 2012 and 2011, respectively. Investments in non-marketable equity securities for which there is no readily determinable fair value were accounted for using the cost method. Each investment in non-marketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

5. SALES FINANCING RECEIVABLES AND OTHER LOAN RECEIVABLES

Sales Financing Receivables

The Company classifies sales financing receivables into the following three types:

(1)	Retail finance receivables

The Company provides retail finance to customers who purchase the Company’s farm equipment products from dealers in North America and Other Areas. Retail finance receivables are purchased under agreements between the Company and dealers in relation to the products offered to individual and corporate end-users. These receivables are recorded at the principal amount and are subsequently carried at amortized cost, less any allowance for credit losses.

(2)	Finance lease receivables

The Company also provides finance leases in Japan and Asia outside Japan. Finance lease receivables in Japan relate to the Company’s products leased to individual and corporate end-users. Finance lease receivables in Asia outside Japan relate to the Company’s farm equipment products leased to individual and corporate end-users. These receivables are recorded at the aggregate of lease payments receivable plus the estimated residual value of the leased property, less unearned income and allowance for credit losses. There are no unguaranteed residual values related to finance leases at March 31, 2012.

(3)	Long-term trade accounts receivable

Long-term trade accounts receivable is generated mainly from direct sale to individual end-users in the farm equipment market in Japan and Asia outside Japan.

Retail finance receivables and finance lease receivables are collectively reported as short-term finance receivables—net and long-term finance receivables—net on the consolidated balance sheets. Long-term trade accounts receivable in this note includes the current portion, which is included in trade accounts receivable on the consolidated balance sheets. These receivables are secured by the products being sold or financed.

Finance receivables—net are comprised of the following:

(¥ in millions)
At March 31:	2012	2011
Retail finance receivables	¥204,593	¥193,985
Less: Allowance for credit losses	(732)	(603)

Retail—net	203,861	193,382

Finance lease receivables	128,415	127,056
Less: Unearned income	(16,479)	(17,674)
Less: Allowance for credit losses	(3,365)	(2,498)

Finance leases—net	108,571	106,884

Total finance receivables—net	312,432	300,266
Less: current portion	(108,160)	(100,437)

Long-term finance receivables—net	¥204,272	¥199,829

Long-term trade accounts receivable—net is comprised of the following:

(¥ in millions)
At March 31:	2012	2011
Long-term trade accounts receivable
Current	¥26,901	¥24,500
Non-current	31,409	27,487

Total long-term trade accounts receivable	58,310	51,987
Less: Allowance for doubtful accounts	(1,027)	(1,016)

Long-term trade accounts receivable—net	¥57,283	¥50,971

The following table presents the annual maturities of retail finance receivables and long-term trade accounts receivable and future minimum lease payments on finance leases:

(¥ in millions)
Years ending March 31:	Retail finance receivables	Finance lease receivables	Long-term trade accounts receivable
2013	¥67,513	¥50,722	¥26,901
2014	59,705	34,748	12,516
2015	47,379	23,076	8,487
2016	26,750	14,260	5,517
2017	2,524	5,432	3,084
2018 and thereafter	722	177	1,805

Total	¥204,593	¥128,415	¥58,310

The Company includes finance income and expenses in revenues and cost of revenues in the consolidated statements of income.

The following table presents the amounts of finance income and expenses included in revenues and cost of revenues:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Finance income	¥18,964	¥20,128	¥21,364
Finance expenses	6,699	8,773	10,029

The Company also analyzes sales financing receivables by four regions: North America, Japan, Asia Outside Japan, and Other Area. Credit risks on these receivables are affected by economic conditions, such as consumer demand, unemployment level, and the level of government subsidies, which differ from location to location.

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

Rank A	–	These receivables are performing on schedule under their terms. They are not likely to incur losses arising from customers’ inability to repay and the Company expects to collect all amounts due.

Rank B	–	These receivables require management’s attention to potential losses but are not categorized as rank C. Such receivables do not indicate that it is individually probable that losses will be incurred arising from customers’ inability to repay.

Rank C	–	The Company becomes aware of a customer’s inability to repay, such as the customer’s long-term nonperformance, bankruptcy filings, or deterioration in the customer’s results of operations or financial position. In such cases, it is probable that losses will be incurred arising from customers’ inabilitiy to repay.

The following table presents the recorded investment in sales financing receivables by type of receivables, region, and credit quality indicator based on the information available at the end of each fiscal year:

(¥ in millions)
At March 31:	Retail finance receivables		Finance lease receivables		Long-term trade accounts receivable
Credit risk profile by internally assigned rank:	North America	Other Areas	Japan	Asia Outside Japan	Japan	Asia Outside Japan
2012:
Rank A	¥194,625	¥865	¥8,565	¥100,169	¥55,041	¥82
Rank B	8,699	—	201	3,001	2,669	—
Rank C	404	—	—	—	518	—

Total	¥203,728	¥865	¥8,766	¥103,170	¥58,228	¥82

2011:
Rank A	¥183,973	¥—	¥9,485	¥98,444	¥49,058	¥—
Rank B	9,713	—	181	1,272	2,890	—
Rank C	299	—	—	—	39	—

Total	¥193,985	¥—	¥9,666	¥99,716	¥51,987	¥—

(Aging)

All sales financing receivables are considered past due when any payments including principal and interest have not been received by the contractual due date.

The following table presents an aging analysis of past due sales financing receivables by type of receivables and region:

(¥ in millions)
At March 31: Type of receivables	Region	Up to 30 days Past due	31-60 days Past due	61-90 days Past due	Greater than 90 days Past due	Total Past due	Current	Total
2012:
Retail finance Receivables	North America	¥7,586	¥622	¥93	¥802	¥9,103	¥194,625	¥203,728
Retail finance Receivables	Other Areas	—	—	—	—	—	865	865
Finance lease receivables	Japan	67	25	22	80	194	8,572	8,766
Finance lease receivables	Asia Outside Japan	499	606	519	1,377	3,001	100,169	103,170
Long-term trade accounts receivable	Japan	925	247	150	1,097	2,419	55,809	58,228
Long-term trade accounts receivable	Asia Outside Japan	—	—	—	—	—	82	82

Total		¥9,077	¥1,500	¥784	¥3,356	¥14,717	¥360,122	¥374,839

2011:
Retail finance receivables	North America	¥8,061	¥868	¥175	¥895	¥9,999	¥183,986	¥193,985
Finance lease receivables	Japan	67	14	6	94	181	9,485	9,666
Finance lease receivables	Asia Outside Japan	359	368	183	362	1,272	98,444	99,716
Long-term trade accounts receivable	Japan	834	278	145	1,515	2,772	49,215	51,987

Total		¥9,321	¥1,528	¥509	¥2,866	¥14,224	¥341,130	¥355,354

(Nonaccrual)

Retail finance receivables in North America are placed on nonaccrual status at the earlier of when the contractual principal and interest are determined to be uncollectible or when these receivables become greater than 90 days past the contractual due date. For these receivables on nonaccrual status, interest income is subsequently recognized only to the extent a cash payment is received. These receivables are restored to accrual status as of the date the principal and interest become 90 days or less past the due date. Nonaccrual retail finance receivables in North America at March 31, 2012, and 2011, amounted to ¥802 million and ¥895 million, respectively.

Retail finance receivables in Other Areas, finance lease receivables in Japan and Asia Outside Japan and long-term trade accounts receivable in Japan and Asia outside Japan are not placed on nonaccrual status, but these receivables are charged off against the allowance for doubtful accounts and credit losses when payments due are no longer expected to be received.

(Troubled Debt Restructuring and Impaired Loans)

The amounts of debts restructured or impaired loans were not material for the year ended March 31 2012, 2011, and 2010.

Loan Receivables from Affiliated Companies

The Company finances loans to affiliated companies mainly through group financing and records such loan receivables from affiliated companies at the principal on the consolidated balance sheets. The amounts of these loan receivables from affiliated companies are ¥6,289 million, and ¥234 million at March 31, 2012, and 2011, respectively, and such amounts are recorded in other current assets and investment in and loan receivables from affiliated companies on the consolidated balance sheets. These loans are financed to the affiliated companies which sell farm equipment products in Japan and both the principal and interest have been fully collected by the contractual due date. The Company reviews the credit quality of these loan receivables based on relevant information about the ability of borrowers to service their debt. Since no negative factors in the borrowers’ financial condition or collection status of receivables have been identified, these loan receivables are expected to be fully collectible by the Company. The credit risk of these loan receivables is primarily developed from the borrowers’ business environment such as market demand of farm equipment products. (See Note 3. INVESTMENTS IN AND LOAN RECEIVABLES FROM AFFLIATED COMPANIES)

Other Receivables

The amounts of other receivables and related allowance were not material for the years ended March 31, 2012, 2011, and 2010.

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS AND CREDIT LOSSES

An allowance for doubtful accounts and credit losses is established to cover probable losses arising from customers’ inability to repay by type of receivables and region.

The allowance for doubtful accounts and credit losses on receivables which will probably not be collected is maintained at a level that is adequate to cover probable losses based on a combination of various factors, such as the customer’s ability to repay and collateral values. The allowance for smaller-balance homogeneous receivables is collectively evaluated using reserve rates, which are calculated depending on the period past due, reflecting the collection status of these receivables, historical credit loss experience, economic trends and other factors. Historical collection trends, as well as prevailing and anticipated economic conditions, are routinely monitored by management, and any required adjustment to the allowance is reflected in current operations. Loan receivables from affiliated companies are individually evaluated based on the relevant information, such as historical credit loss experience, and economic trends and conditions.

When amounts due are determined to be uncollectible or the related collateral is repossessed, receivables and the related allowance are charged off. Repossessed assets are recorded at their estimated fair value less costs to sell and reported in other current assets on the consolidated balance sheets, which amounted to ¥149 million and ¥216 million at March 31, 2012 and 2011, respectively. Recoveries on receivables previously charged off as uncollectable are credited to the allowance for doubtful accounts and credit losses.

The following table presents the changes in allowance for doubtful accounts and credit losses:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Allowance for doubtful notes and accounts receivable:
Balance at beginning of year	¥2,806	¥2,821	¥2,512
Provision	173	300	636
Charge-offs	(225)	(77)	(46)
Other	(350)	(238)	(281)

Balance at end of year	¥2,404	¥2,806	¥2,821

Allowance for doubtful non-current receivables:
Balance at beginning of year	¥932	¥770	¥859
Provision (Reversal)	(43)	259	59
Charge-offs	(13)	(93)	(74)
Other	(1)	(4)	(74)

Balance at end of year	¥875	¥932	¥770

Allowance for credit losses on finance receivables:
Balance at beginning of year	¥3,101	¥1,706	¥1,586
Provision	2,268	2,304	855
Charge-offs	(945)	(780)	(327)
Other	(327)	(129)	(408)

Balance at end of year	¥4,097	¥3,101	¥1,706

The following table presents the changes in allowance for doubtful accounts and credit losses and the recorded investments in finance receivables and long-term trade accounts receivable:

(¥ in millions)
Allowance for doubtful accounts and credit losses For the year ended March 31, 2012:	Retail finance receivables	Finance lease receivables	Long-term trade accounts receivable	Total
Balance at beginning of year	¥603	¥2,498	¥1,016	¥4,117
Provision	621	1,647	11	2,279
Charge-offs	(473)	(472)	—	(945)
Recoveries	11	—	—	11
Other	(30)	(308)	—	(338)

Balance at end of year	¥732	¥3,365	¥1,027	5,124

Individually evaluated for impairment	404	—	502	906
Collectively evaluated for impairment	328	3,365	525	4,218

Recorded Investment at March 31, 2012:
Balance at end of year	¥204,593	¥111,936	¥58,310	¥374,839

Individually evaluated for impairment	404	—	518	922
Collectively evaluated for impairment	204,189	111,936	57,792	373,917

Allowance for doubtful accounts and credit losses For the year ended March 31, 2011:
Balance at beginning of year	¥512	¥1,194	¥402	¥2,108
Provision	727	1,577	614	2,918
Charge-offs	(567)	(213)	—	(780)
Other	(69)	(60)	—	(129)

Balance at end of year	¥603	¥2,498	¥1,016	¥4,117

Individually evaluated for impairment	299	—	19	318
Collectively evaluated for impairment	304	2,498	997	3,799

Recorded Investment at March 31, 2011:
Balance at end of year	¥193,985	¥109,382	¥51,987	¥355,354

Individually evaluated for impairment	299	—	39	338
Collectively evaluated for impairment	193,686	109,382	51,948	355,016

Long-term trade accounts receivable in the table includes the current portion, which is included in trade accounts receivable on the consolidated balance sheets. There were no recoveries of receivables previously charged off as uncollectible for the year ended March 31 2011.

There is no related allowance for loan receivables from affiliated companies for the years ended March 31, 2012, 2011 and 2010.

7. BUSINESS COMBINATION

On March 13, 2012, the Company acquired 78.95% of the total outstanding shares of Kverneland ASA (hereinafter “Kverneland”), listed on the Oslo Stock Exchange, through a tender offer. The consideration, all in cash, paid for the acquired shares of Kverneland was ¥18,105 million and the acquisition-date fair value of the noncontrolling interest in Kverneland was measured at ¥4,993 million mainly based on the quoted price of share on the Oslo’s Stock Exchange.

Kverneland has well-established brands in European regions along with technological competence and a wide range of implement products. The Company expects to realize synergies including development of implements for its existing line of tractors and utilization of each other’s sales channels. The Company expects the acquisition to be an important milestone in establishing a significant presence in the agricultural machinery market for dry fields.

Acquisition-related costs of ¥524 million were included in selling, general, and administrative expenses on the consolidated statement of income for the year ended March 31, 2012.

The following table presents the provisional amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, and will be finalized during the year ending March 31, 2013 when the final fair values arising from the assessment of contingencies below are confirmed:

(¥ in millions)
At March 13, 2012:
Current assets	¥28,059
Investments and long-term finance receivables	637
Property, plant, and equipment	8,198
Goodwill	3,966
Intangible assets	12,584
Other assets	1,950

Total assets acquired	¥55,394

Current liabilities	22,940
Long-term liabilities	9,356

Total liabilities assumed	¥32,296

Total net assets acquired	¥23,098

Trade accounts receivable of ¥7,129 million recorded at fair value is included in current assets in the table above, and the gross contractual amount is ¥7,366 million.

Intangible assets acquired are subject to amortization and mainly consist of customer relationships of ¥6,441 million, technological know-how of ¥3,037 million, and trademarks of ¥1,391 million with weighted-average amortization periods of 13 years, six years, and ten years, respectively. Total weighted-average amortization period for the entire group of intangibles is nine years.

After the acquisition date, a contamination of the ditchwater on the site of a plant was identified. An investigation is currently taking place and so far has found that the ditchwater was contaminated with chlorine compounds, but as of yet the cause or source of the contamination has not been identified. Currently, the Company cannot reasonably estimate the amount or range of its ultimate liability, if any.

The aggregated amount of goodwill is all assigned to the Farm & Industrial Machinery segment and is not deductible for tax purposes.

Revenues or net income from Kverneland and its subsidiaries are not included in the consolidated statements of income for the year ended March 31, 2012.

The pro forma results are not disclosed as the amounts are immaterial.

8. GOODWILL AND INTANGIBLE ASSETS

The following table presents the components of intangible assets subject to amortization:

(¥ in millions)
	2012			2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software	¥16,292	¥(8,378)	¥7,914	¥13,760	¥(7,777)	¥5,983
Customer relationships	6,441	—	6,441	—	—	—
Technological know-how	3,051	(4)	3,047	11	(3)	8
Others	4,785	(309)	4,476	589	(265)	324

Total	¥30,569	¥(8,691)	¥21,878	¥14,360	¥(8,045)	¥6,315

Intangible assets subject to amortization acquired for the year ended March 31, 2012 was ¥17,414 million, which mainly resulted from acquisition of a business (See Note 7. BUSINESS COMBINATION) and software of ¥3,751 million. The amortization periods for the acquired software is mainly five years.

Intangible assets subject to amortization acquired for the year ended March 31, 2011 was ¥1,372 million, which mainly consists of software of ¥1,338 million. The amortization periods for the acquired software is mainly five years.

The amounts of intangible assets not subject to amortization were not material at March 31, 2012 and 2011.

The aggregate amortization expense of intangible assets subject to amortization for the years ended March 31, 2012, 2011, and 2010 are ¥2,009 million, ¥2,313 million, and ¥2109 million, respectively.

The following table presents the estimated aggregate amortization expenses for intangible assets for each of the next five years:

(¥ in millions)
Years ending March 31:
2013	¥4,382
2014	3,316
2015	2,781
2016	2,313
2017	2,114

The goodwill is allocated to the reporting unit in which the business that created the goodwill resides, and substantially all of the goodwill resides in Farm and Industrial Machinery segment. The carrying amounts of goodwill in the Farm & Industrial Machinery segment are ¥4,618 million, ¥718 million and ¥711 million at March 31, 2012, 2011, and 2010, respectively.

The changes in the carrying amount of goodwill in Farm & Industrial Machinery segment for the year ended March 31, 2012 is a result of the acquisition of a business (See Note 7. BUSINESS COMBINATION) and the effect of foreign currency exchange rate changes and for the year ended March 31, 2011 is a result of the effect of foreign currency exchange rate changes.

Accumulated impairment losses on goodwill were not recognized for the years ended March 31, 2012, March 31, 2011 or March 31, 2010, respectively.

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings are comprised of notes payable to banks of ¥63,623 million and commercial paper of ¥6,000 million at March 31, 2012. Short-term borrowings are comprised of notes payable to banks of ¥76,642 million at March 31, 2011.

Stated annual interest rates on short-term borrowings ranged primarily from 0.10% to 5.90% and from 0.47% to 6.10% at March 31, 2012 and 2011, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2012 and 2011 were 0.99% and 1.45%, respectively.

Available committed lines of credit with certain banks totaled ¥20,000 million both at March 31, 2012 and 2011. The terms of committed lines of credit are one year. The Company had no outstanding borrowings as of March 31, 2012 and 2011 related to committed lines of credit.

Long-term debt is comprised of the following:

(¥ in millions)
At March 31:	Due in years ending March 31:	2012	2011
Unsecured bonds (interest rate):
Yen notes (floating rate 0.70%)	2012	¥—	¥4,000
Yen notes (floating rate 0.70%)	2013	4,000	4,000
Yen notes (floating rate 0.69%)	2013	2,000	2,000
Yen notes (floating rate 0.45%)	2013	5,000	5,000
NOK notes (floating rate 9.68%)	2013	4,597	—
SEK notes (fixed rate 9.32%)	2013	1,237	—
U.S.$ notes (floating rate 1.00%)	2013	3,896	4,050
Yen notes (fixed rate 1.54%)	2013	10,000	10,000
Yen notes (fixed rate 1.27%)	2013	10,000	10,000
Yen notes (fixed rate 1.53%)	2015	10,000	10,000
U.S.$ notes (floating rate 0.55%)	2015	3,892	—
U.S.$ notes (floating rate 0.72%)	2016	3,885	—
U.S.$ notes (floating rate 0.82%)	2016	2,719	—
Loans, principally from banks and insurance companies, maturing on various dates through 2020:
Collateralized		30,999	17,322
Unsecured		196,047	207,826
Capital lease obligations		3,340	3,118

Total		291,612	277,316
Less: current portion		(107,210)	(85,556)

		¥184,402	¥191,760

Both fixed and floating rates were included in the interest rates of the long-term loans from banks and insurance companies. The weighted average rates at March 31, 2012 and 2011 were 1.68% and 1.82%, respectively.

The following table presents the annual maturities of long-term debt at March 31, 2012:

(¥ in millions)
Years ending March 31:
2013	¥107,210
2014	58,800
2015	76,941
2016	28,828
2017	19,045
2018 and thereafter	788

Total	¥291,612

Assets pledged as collateral are comprised of the following:

(¥ in millions)
At March 31:	2012	2011
Trade accounts receivable	¥—	¥1,403
Short-term finance receivables	14,716	8,575
Other current assets *1	273	162
Long-term finance receivables	20,688	10,871
Property, plant, and equipment	1,749	6,100

Total	¥37,426	¥27,111

*1	Other current assets represent the restricted cash which is pledged as collateral in accordance with the terms of borrowing.

The above assets were pledged against the following liabilities:

(¥ in millions)
At March 31:	2012	2011
Short-term borrowings	¥669	¥4,710
Current portion of long-term debt	12,800	7,345
Long-term debt	18,199	9,977

Total	¥31,668	¥22,032

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

There are restrictive covenants related to the borrowings including negative pledges, rating trigger and minimum net worth. The rating trigger states that the Company shall keep or be higher than the “BBB—”rating by Rating and Investment Information, Inc. The minimum net worth covenant states that total equity be maintained at more than ¥477.0 billion on the consolidated financial statement basis and more than ¥303.1 billion on the separate financial statement basis (the parent company’s). The Company is in compliance with these restrictive covenants at March 31, 2012.

10. RETIREMENT AND PENSION PLANS

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

Funded Status

The following table presents the funded status and the amounts recognized in the consolidated balance sheets:

(¥ in millions)
At March 31:	2012	2011
Funded status:
Benefit obligations	¥180,868	¥165,637
Fair value of plan assets	138,986	130,437

Funded status-net	¥(41,882)	¥(35,200)

Amounts recognized in the consolidated balance sheets:
Accrued retirement and pension costs	¥(41,882)	¥(35,285)
Prepaid expenses for benefit plans, included in other assets	—	85

Amounts recognized in the consolidated balance sheets-net	¥(41,882)	¥(35,200)

The following table presents the amounts recognized in accumulated other comprehensive income (loss), before tax:

(¥ in millions)
At March 31:	2012	2011
Actuarial loss	¥(39,794)	¥(28,344)
Prior service benefit	2,820	3,628

Total recognized in accumulated other comprehensive income (loss), before tax	¥(36,974)	¥(24,716)

The following table presents the projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets:

(¥ in millions)
At March 31:	2012	2011
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥180,868	¥163,060
Fair value of plan assets	138,986	127,775

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥175,419	¥161,322
Fair value of plan assets	135,314	126,380

Benefit Obligations

The following table presents the changes in benefit obligations, the balances of accumulated benefit obligations, and the weighted-average assumptions used in calculating benefit obligation:

(¥ in millions)
	2012	2011
Change in benefit obligations:
Benefit obligations at beginning of year	¥165,637	¥168,974
Service cost	6,584	6,117
Interest cost	3,589	3,315
Actuarial loss (gain)	11,979	(831)
Benefits paid (lump-sum payments)	(7,444)	(7,226)
Benefits paid (annuity payments)	(4,493)	(4,349)
Addition from acquisition	5,464	—
Foreign currency exchange rate changes	(448)	(363)

Benefit obligations at end of year	¥180,868	¥165,637

Accumulated benefit obligations at March 31	¥178,525	¥164,942

Weighted-average assumptions used in calculating benefit obligation at March 31 *1 :
Discount rate	2.2%	2.6%

*1	The rate of compensation increase is not used in the calculations of benefit obligations under the point-based benefits system.

Plan Assets

The following table presents the changes in plan assets:

(¥ in millions)
For the years ended March 31:	2012	2011
Fair value of plan assets at beginning of year	¥130,437	¥129,156
Actual return on plan assets	1,933	(2,694)
Employer contributions	13,741	13,427
Benefits paid (lump-sum payments)	(5,048)	(4,763)
Benefits paid (annuity payments)	(4,493)	(4,349)
Addition from acquisition	2,672	—
Foreign currency exchange rate changes	(256)	(340)

Fair value of plan assets at end of year	¥138,986	¥130,437

The Company’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which the Company considers permissible. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The Company’s target allocation is 31% equity securities, 50% debt securities, and 19% other investment vehicles, mainly consisting of cash and short-term investments and the general accounts of insurance company.

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

The following table presents the fair value of plan assets by category:

(¥ in millions)
At March 31	Level 1	Level 2	Level 3	Total
2012:
Equity securities:
Financial institutions (Japanese companies)	¥5,448	¥—	¥—	¥5,448
Other industries (Japanese companies)	4,723	—	—	4,723
Pooled funds (Japanese companies) *1	—	14,030	—	14,030
Pooled funds (foreign companies) *1	—	22,203	—	22,203
Debt securities:
Pooled funds (Japanese issuers) *2	—	50,604	—	50,604
Pooled funds (foreign issuers) *3	—	13,638	—	13,638
Cash and short-term investments	1,166	1,526	—	2,692
General accounts of insurance company	—	25,293	—	25,293
Other assets *4	—	186	169	355

Fair value of plan assets	¥11,337	¥127,480	¥169	¥138,986

2011:
Equity securities:
Financial institutions (Japanese companies)	¥5,318	¥—	¥—	¥5,318
Other industries (Japanese companies)	4,390	—	—	4,390
Pooled funds (Japanese companies) *1	—	19,054	—	19,054
Pooled funds (foreign companies) *[1]	—	22,639	—	22,639
Debt securities:
Pooled funds (Japanese issuers) *2	—	61,575	—	61,575
Pooled funds (foreign issuers) *3	—	11,766	—	11,766
Cash and short-term investments	1,084	2,168	—	3,252
General accounts of insurance company	—	1,923	—	1,923
Other assets *[4]	—	204	316	520

Fair value of plan assets	¥10,792	¥119,329	¥316	¥130,437

*1	These funds are invested in listed equity securities.
*2

These funds are invested in approximately 88% Japanese government and municipal bonds and 12% Japanese corporate bonds at March 31, 2012, and 85% Japanese government and municipal bonds and 15% Japanese corporate bonds at March 31, 2011.

*3	These funds are invested in foreign government bonds.
*[4]	This class includes the pooled funds which invest in private equity.

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

The ending balance of, and the change in, the other assets categorized as Level 3 were not material for the year ended March 31, 2012 and 2011.

Net Periodic Benefit Cost

The following table presents the components of the total net periodic benefit cost for the defined benefit pension plans and the severance indemnity plans:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Net periodic benefit cost:
Service cost	¥6,584	¥6,117	¥5,933
Interest cost	3,589	3,315	3,646
Expected return on plan assets	(2,657)	(2,585)	(2,200)
Amortization of prior service benefit	(808)	(808)	(808)
Amortization of actuarial loss	693	472	9,611

Total	¥7,401	¥6,511	¥16,182

Weighted-average assumptions used in calculating net periodic benefit cost *1 :
Expected long-term rate of return on plan assets	2.5%	2.5%	2.5%
Discount rate	2.6%	2.4%	2.5%

*1	The rate of compensation increase is not used in the calculations of net periodic benefit cost under the point-based benefits system.

The amortization of actuarial loss of ¥9,611 million for the year ended March 31, 2010 contained the immediate recognition amount of net actuarial losses in excess of 20% of the projected benefit obligation. This actuarial loss was derived from significant decline in the fair values of plan assets during the years ended March 31, 2009 and 2008 due to financial crisis.

The expected long-term rate of return on plan assets is determined after considering several applicable factors including the composition of plan assets held, assumed risks of asset management, historical results of the returns on plan assets, the Company’s principal policy for plan asset management, and forecasted market conditions.

The following table presents the amounts recognized in other comprehensive income (loss), before tax, and the reclassification adjustments for the loss (benefit) realized in net income, before tax:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Actuarial gain (loss) recognized in other comprehensive income	¥(12,529)	¥(4,602)	¥7,712
Reclassification adjustment for prior service benefit realized in net income	(808)	(808)	(808)
Reclassification adjustment for actuarial loss realized in net income	693	472	9,611

Net recognized in other comprehensive income (loss), before tax	¥(12,644)	¥(4,938)	¥16,515

The following table presents the estimated prior service benefit and actuarial loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending March 31, 2013:

(¥ in millions)
Prior service benefit	¥(808)
Actuarial loss	6,092

Expected Cash Flows

The Company estimates contributions to its defined benefit pension plans for the year ending March 31, 2013, to be approximately ¥14,300 million.

The following table presents the total expected benefit payments to the participants of the defined benefit pension plans and the severance indemnity plans:

(¥ in millions)
Years ending March 31:
2013	¥12,341
2014	11,921
2015	11,734
2016	11,462
2017	11,725
2018-2022	47,748

11. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS

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

The following table details the notes receivable and accounts receivable related to the long-term contracts accounted for under the percentage of completion method, by maturities:

(¥ in millions)
	2012			2011
At March 31:	Less than 1 year	1-2 years	Over 2 years	Less than 1 year	1-2 years	Over 2 years
Notes receivable	¥633	¥—	¥—	¥241	¥—	¥—
Accounts receivable	11,407	1,856	2	12,553	789	—

	¥12,040	¥1,856	¥2	¥12,794	¥789	¥—

A large portion of such receivables have already been billed to customers. The total aggregated amounts which had not been billed or were not billable were not material at March 31, 2012 and 2011. The total aggregated amounts subject to uncertainty were not material.

With respect to the inventories related to the long-term contracts, the aggregated amounts of manufacturing or production costs which exceed the aggregated estimate costs of all in-process, the total aggregated amounts subject to uncertainty, and advances received offset with inventories were not material at March 31, 2012 and 2011.

12. INCOME TAXES

Income before income taxes and equity in net income of affiliated companies and income taxes are comprised of the following:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Income before income taxes and equity in net income of affiliated companies:
Domestic	¥63,429	¥54,306	¥42,208
Foreign	37,509	36,994	31,275

Total	¥100,938	¥91,300	¥73,483

Income taxes:
Current—
Domestic	¥23,932	¥12,312	¥16,462
Foreign	11,662	14,825	12,078

	35,594	27,137	28,540

Deferred—
Domestic	1,278	6,142	(2,090)
Foreign	(324)	(2,595)	(473)

	954	3,547	(2,563)

Total	¥36,548	¥30,684	¥25,977

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

For the years ended March 31:	2012	2011	2010
Normal Japanese statutory tax rates applied to income before income taxes and equity in net income of affiliated companies	40.6%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Decrease in valuation allowance	(0.5)	(0.6)	(0.2)
Permanently nondeductible expenses	0.3	0.3	0.4
Nontaxable dividend income	(0.5)	(0.5)	(0.4)
Extra tax deduction on expenses for research and development	(2.4)	(2.3)	(2.8)
Difference in statutory tax rates of foreign subsidiraries	(0.9)	(2.0)	(1.7)
Other—net	(0.4)	(1.9)	(0.5)

Effective income tax rates applied to income before income taxes and equity in net income of affiliated companies	36.2%	33.6%	35.4%

Deferred tax assets and liabilities are included in the consolidated balance sheets as follows:

(¥ in millions)
At March 31:	2012	2011
Other current assets	¥31,853	¥28,884
Other assets	7,179	5,814
Other current liabilities	(293)	(1)
Other long-term liabilities	(7,228)	(2,648)

Net deferred tax assets	¥31,511	¥32,049

The significant components of deferred tax assets and liabilities are as follows:

(¥ in millions)
At March 31:	2012	2011
Deferred tax assets:
Allowance for doubtful accounts and credit losses	¥1,160	¥1,465
Intercompany profits	8,428	7,786
Adjustment of investment securities	7,571	8,273
Write-downs of inventories and fixed assets	1,820	1,708
Accrued bonus	5,745	6,000
Retirement and pension costs	16,684	17,197
Tax loss and credit carryforwards	6,599	3,287
Other temporary differences	25,422	21,661

Gross deferred tax assets	73,429	67,377
Less: valuation allowance	(3,900)	(986)

Net deferred tax assets	¥69,529	¥66,391

Deferred tax liabilities:
Adjustment of investment securities	¥20,646	¥22,605
Unremitted earnings of foreign subsidiaries and affiliates	8,755	8,237
Other temporary differences	8,617	3,500

Gross deferred tax liabilities	¥38,018	¥34,342

Due to the revision of the tax law during the year ended March 31, 2012, the normal tax rate used in the calculation of deferred tax assets and deferred tax liabilities was decreased from 40.6% to 38.0% for deferred tax assets and liabilities to be realized or settled from April 1, 2012 to March 31, 2015, and to 35.6% for those to be realized or settled after April 1, 2015. The revision resulted in a decrease of net deferred tax assets and an increase of income taxes-deferred by ¥386 million.

Deferral of income taxes relating to intercompany profits of ¥8,428 million and ¥7,786 million at March 31, 2012 and 2011 included in the above table is accounted for in accordance with ASC 810, “Consolidation.” The movement of ¥642 million, ¥303 million and ¥1,362 million for the years ended March 31, 2012, 2011, and 2010 in such deferral of income taxes are presented as “Income taxes – Deferred” in the consolidated statements of income. The total amounts of deferred tax assets recorded in accordance with ASC 740, “Income Taxes” were ¥61,101 million and ¥58,605 million at March 31, 2012 and 2011, respectively.

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates where earnings are not deemed to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

The following table presents the reconciliation of the beginning and ending balances of the valuation allowance:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Balance at beginning of year	¥986	¥1,509	¥1,631
Addition	753	447	391
Deduction	(905)	(970)	(513)
Addition from acquisition	3,066	—	—

Balance at end of year	¥3,900	¥986	¥1,509

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2012.

At March 31, 2012, the tax loss carryforwards which are available to offset future taxable income in the aggregate amounted to ¥ 20,560 million, ¥9,290 million of which will expire in the period from 2013 through 2021, while ¥11,270 million of which has no limitation.

The following table presents the reconciliation of unrecognized tax benefits:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Balance at beginning of year	¥223	¥200	¥6,759
Gross increase for tax positions taken in prior years	1,639	87	26
Gross decrease for tax positions taken in prior years	—	(9)	(2,029)
Settlements	(118)	(8)	(4,534)
Lapse of statute of limitations	—	(19)	(27)
Other	(7)	(28)	5

Balance at end of year	¥1,737	¥223	¥200

The total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is not material at March 31, 2012, 2011, and 2010.

Based on the information available as of March 31, 2012, it is reasonably possible that the majority of unrecognized tax benefits will decrease in the next 12 months; however the Company expects that change is not material.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both interest and penalties accrued at March 31, 2012, and 2011, and interest and penalties included in income taxes for the years ended March 31, 2012, 2011, and 2010, were not material.

During the year ended March 31, 2008, the U.S. Internal Revenue Service (“IRS”) and the National Taxation Agency in Japan (“NTA”) reached an agreement on a bilateral Advance Pricing Agreement (“APA”), for which the Company had submitted requests with respect to certain intercompany transactions between related parties in the U.S. and Japan. The Company accrued an estimated additional tax payment to the NTA of ¥6,500 million in other long-term liabilities at March 31, 2009 and recognized an estimated tax refund from the IRS of ¥4,647 million in other assets at March 31, 2009.

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

The Company files income tax returns in Japan, the U.S., and various foreign tax jurisdictions, and their open tax years vary across countries. At March 31, 2012, the Company is no longer subject, with limited exception, to regular income tax examinations by the tax authorities for the years on or before March 31, 2010 in Japan, and for the years on or before December 31, 2007 in the U.S. While the tax authority could conduct a transfer pricing examination for the years on and after April 1, 2006, the intercompany transactions between related parties in the U.S. and Japan for the years on or before March 31, 2010 are less likely to be subject to a tax examination since the Advance Pricing Agreement between the U.S. and Japan has been agreed. Also, the Advance Pricing Agreement between the U.S. and Japan for March 31, 2012 and 2011 is under a renewal process.

13. SHAREHOLDERS’ EQUITY

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

The Corporate Law also provides certain limitations on the amounts available for dividends. Under the Corporate Law, the amount available for dividends is based on other retained earnings, less treasury stock, as recorded on the books of the parent company. At March 31, 2012, other retained earnings, less treasury stock, recorded on the parent company’s books of account were ¥ 225,295 million.

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

Accumulated Other Comprehensive Income (Loss)

The following table presents the components of accumulated other comprehensive loss, net of taxes:

(¥ in millions)
At March 31:	2012	2011
Foreign currency translation adjustments	¥(76,476)	¥(65,689)
Unrealized gains on securities	19,112	15,922
Unrealized losses on derivatives	(256)	(787)
Pension liability adjustments	(22,922)	(14,827)

Total accumulated other comprehensive loss	¥(80,542)	¥(65,381)

Effects of Changes in Ownership Interests in Subsidiaries

The following table presents the effects of changes in Kubota Corporation’s ownership interests in its subsidiaries on Kubota Corporation shareholders’ equity:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Net income attributable to Kubota Corporation	¥61,552	¥54,822	¥42,326

Transfers from (to) the noncontrolling interests:
Increase in capital surplus for purchases of noncontrolling interests	319	425	125
Decrease in capital surplus for purchases of noncontrolling interests	(724)	(726)	(3,828)
Increase in capital surplus for changes in ownership interests in subsidiaries from other transactions	124	199	—
Decrease in capital surplus for changes in ownership interests in subsidiaries from other transactions	(25)	—	(206)

Net transfers to the noncontrolling interests	(306)	(102)	(3,909)

Change from net income attributable to Kubota Corporation and transfer to noncontrolling interests	¥61,246	¥54,720	¥38,417

14. OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the components of other comprehensive income (loss), including reclassification adjustments and tax effects:

(¥ in millions)
	2012			2011			2010
For the years ended March 31:	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥(13,386)	¥27	¥(13,359)	¥(26,930)	¥548	¥(26,382)	¥8,248	¥2	¥8,250
Reclassification adjustment for losses (gains) realized in net income	—	—	—	—	—	—	—	—	—

	(13,386)	27	(13,359)	(26,930)	548	(26,382)	8,248	2	8,250

Unrealized gains (losses) on securities:
Unrealized gains (losses) on securities arising during period	1,886	18	1,904	(5,536)	2,245	(3,291)	21,476	(8,718)	12,758
Reclassification adjustment for losses (gains) realized in net income	2,043	(727)	1,316	(3,087)	1,253	(1,834)	(1,678)	681	(997)

	3,929	(709)	3,220	(8,623)	3,498	(5,125)	19,798	(8,037)	11,761

Unrealized gains (losses) on derivatives:
Unrealized gains (losses) onderivatives arising during period	101	(39)	62	(662)	228	(434)	(1,310)	472	(838)
Reclassification adjustments for losses realized in net income (gains) realized in net income	771	(295)	476	1,888	(650)	1,238	2,179	(785)	1,394

	872	(334)	538	1,226	(422)	804	869	(313)	556

Pension liability adjustments:
Pension liability adjustments arising during period	(12,529)	4,242	(8,287)	(4,602)	1,722	(2,880)	7,712	(3,133)	4,579
Reclassification adjustment for losses (gains) realized in net income	(115)	41	(74)	(336)	136	(200)	8,803	(3,574)	5,229

	(12,644)	4,283	(8,361)	(4,938)	1,858	(3,080)	16,515	(6,707)	9,808

Other comprehensive income (loss)	¥(21,229)	¥3,267	¥(17,962)	¥(39,265)	¥5,482	¥(33,783)	¥45,430	¥(15,055)	¥30,375

The following table presents the components of other comprehensive income (loss) attributable to Kubota Corporation and noncontrolling interests:

(¥ in millions)
	2012			2011			2010
For the years ended March 31:	Kubota Corporation	Non-controlling Interests	Total	Kubota Corporation	Non-controlling Interests	Total	Kubota Corporation	Non-controlling Interests	Total
Foreign currency translation adjustments	¥(10,743)	¥(2,616)	¥(13,359)	¥(23,294)	¥(3,088)	¥(26,382)	¥6,408	¥1,842	¥8,250
Unrealized gains (losses) on securities	3,190	30	3,220	(5,128)	3	(5,125)	11,728	33	11,761
Unrealized gains (losses) on derivatives	531	7	538	805	(1)	804	570	(14)	556
Pension liability adjustments	(8,095)	(266)	(8,361)	(3,093)	13	(3,080)	9,723	85	9,808

Other comprehensive income (loss)	¥(15,117)	¥(2,845)	¥(17,962)	¥(30,710)	¥(3,073)	¥(33,783)	¥28,429	¥1,946	¥30,375

15. DERIVATIVE FINANCIAL INSTRUMENTS

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

Foreign Currency Exchange Risks

The Company’s foreign currency exposure relates primarily to its foreign currency denominated assets in its international operations. The Company entered into foreign exchange forward contracts, foreign currency option contracts (collectively “foreign exchange contracts”), cross-currency swap contracts, and cross-currency interest rate swap contracts which are designated to mitigate its exposure to foreign currency exchange risks.

Interest Rate Risks

The Company is exposed to interest rate risks mainly inherent in its debt obligations with both fixed and variable rates. Debt obligations that are sensitive to interest rate changes are disclosed in Note 9. In order to hedge these risks, the Company uses interest rate swap contracts and cross-currency interest rate swap contracts to change the characteristics of its fixed and variable rate exposures.

Cash Flow Hedges

The accounting treatments of changes in the fair value of foreign exchange contracts, interest rate swap contracts and cross-currency interest rate swap contracts depend on whether derivatives are designated as cash flow hedges. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income. As for foreign exchange contracts related to forecasted intercompany transactions, the amounts are subsequently reclassified into earnings when unrelated third party transactions occur. In the case of interest rate swaps contracts, the amounts are reclassified into earnings when the related interest expense is recognized. In the case of cross-currency interest rate swaps contracts, the amounts are reclassified into earnings through interest expense and foreign exchange gain (loss) when the related earning is recognized. The unrecognized net loss (net of tax) of approximately ¥197 million on derivatives included in accumulated other comprehensive income (loss) at March 31, 2012 will be reclassified into earnings within the next 12 months. The ineffective portion of changes in the fair value of derivatives is immediately recorded in earnings.

Derivatives Not Designated as Hedging Instruments

The Company uses derivatives not designated as cash flow hedges in certain relationships, such as a part of foreign exchange contracts, cross-currency swap contracts, interest rate swap contracts, and cross-currency interest rate swap contracts, for economic purposes. Changes in the fair value of derivatives not designated are reported in earnings immediately.

Fair Values of Derivative Instruments

(¥ in millions)
	Other current assets		Other assets — Other		Other current liabilities		Other Long-term liabilities
At March 31:	2012	2011	2012	2011	2012	2011	2012	2011
Derivatives designated as hedging instruments:
Foreign exchange contracts	¥—	¥3	¥—	¥—	¥—	¥—	¥—	¥—
Interest rate swap contracts	—	—	—	—	299	908	84	332
Cross-currency interest rate swap contracts	90	—	—	—	—	288	—	72

Total derivatives designated as hedging instruments	¥90	¥3	¥—	¥—	¥299	¥1,196	¥84	¥404

Derivatives not designated as hedging instruments:
Foreign exchange contracts	¥342	¥—	¥—	¥—	¥2,155	¥982	¥6	¥—
Cross-currency swap contracts	131	—	66	—	43	—	20	—
Interest rate swap contracts	—	—	—	—	27	110	—	15
Cross-currency interest rate swap contracts	1,809	—	1,112	—	777	1,158	298	1,021

Total derivatives not designated as hedging instruments	¥2,282	¥—	¥1,178	¥—	¥3,002	¥2,250	¥324	¥1,036

Total	¥2,372	¥3	¥1,178	¥—	¥3,301	¥3,446	¥408	¥1,440

Income Effect of Derivative Instruments

(¥ in millions)
	Gain (Loss) Recognized in Other Comprehensive Income and Realized in Net Income, before tax
Derivative instruments in cash flow hedges	Effective Portion Recognized in OCI	Consolidated Statements of Income Line Item	Effective Portion Reclassified from Accumulated OCI to Net Income
For the year ended March 31, 2012:
Foreign exchange contracts	¥—	Revenues	¥3
Interest rate swap contracts	(175)	Interest expense	(963)
Cross-currency interest rate swap contracts	276	Interest expense	(175)
		Foreign exchange gain (loss)-net	364

Total	¥101		¥(771)

For the year ended March 31, 2011:
Foreign exchange contracts	¥2	Revenues	¥13
Interest rate swap contracts	(943)	Interest expense	(2,193)
Cross-currency interest rate swap contracts	279	Interest expense	(142)
		Foreign exchange gain (loss)-net	434

Total	¥(662)		¥(1,888)

For the year ended March 31, 2010:
Foreign exchange contracts	¥356	Revenues	¥203
Interest rate swap contracts	(1,495)	Interest expense	(2,304)
Cross-currency interest rate swap contracts	(171)	Interest expense	(78)

Total	¥(1,310)		¥(2,179)

(¥ in millions)
	Gain (Loss) Recognized in Net Income, before tax
Derivative instruments not designated as hedging instruments	Consolidated Statements of Income Line Item	Gain (Loss) Recognized in Net Income
For the year ended March 31, 2012:
Foreign exchange contracts	Foreign exchange gain (loss)—net	¥(373)
Cross-currency swap contracts	Foreign exchange gain (loss)—net	55
Interest rate swap contracts	Other—net	(104)
Cross-currency interest rate swap contracts	Other—net	2,644

Total		¥2,222

For the year ended March 31, 2011:
Foreign exchange contracts	Foreign exchange gain (loss)—net	¥2,659
Interest rate swap contracts	Other—net	32
Cross-currency interest rate swap contracts	Other—net	344

Total		¥3,035

For the year ended March 31, 2010:
Foreign exchange contracts	Foreign exchange gain (loss)—net	¥1,346
Interest rate swap contracts	Other—net	(175)
Cross-currency interest rate swap contracts	Other—net	(2,525)

Total		¥(1,354)

The amount of gain or loss related to the hedging ineffectiveness was not material for the year ended March 31, 2012, 2011 and 2010.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments

The following table summarizes the carrying value and fair value of financial instruments:

(¥ in millions)
	Carrying Value	Fair Value
At March 31:		Level 1	Level 2	Level 3	Total
2012:
Financial assets:
Finance receivables—net	¥203,861	¥—	¥205,638	¥—	¥205,638
Long-term trade accounts receivable	57,283	—	60,583	—	60,583
Financial liabilities:
Long-term debt	(288,272)	—	(288,038)	—	(288,038)
2011:
Financial assets:
Finance receivables—net	¥193,382	¥—	¥193,749	¥—	¥193,749
Long-term trade accounts receivable	50,971	—	53,725	—	53,725
Financial liabilities:
Long-term debt	(274,198)	—	(274,507)	—	(274,507)

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

The carrying value of cash and cash equivalents, notes and accounts receivable and payable (excluding the current portion of long-term trade accounts receivable), short-term borrowings, and other current financial assets and liabilities approximate the fair value because of the short maturity of those instruments. The fair value measurements of these assets and liabilities are categorized into Level 2, except for cash which is categorized into Level 1. The carrying value and fair value of other investments and derivatives are disclosed in Note 17.

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

17. FAIR VALUE MEASUREMENTS

Assets and liabilities that are measured at fair value on a recurring basis

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis:

(¥ in millions)
At March 31:	Level 1	Level 2	Level 3	Total
2012:
Assets:
Available-for-sale securities:
Equity securities of financial institutions	¥34,339	¥—	¥—	¥34,339
Other equity securities	58,060	—	—	58,060
Derivatives:
Foreign exchange contracts	—	342	—	342
Cross-currency swap contracts	—	197	—	197
Cross-currency interest rate swap contracts	—	3,011	—	3,011

Total assets	¥92,399	¥3,550	¥—	¥95,949

Liabilities:
Derivatives:
Foreign exchange contracts	¥—	¥2,161	¥—	¥2,161
Cross-currency swap contracts	—	63	—	63
Interest rate swap contracts	—	410	—	410
Cross-currency interest rate swap contracts	—	1,075	—	1,075

Total liabilities	¥—	¥3,709	¥—	¥3,709

2011:
Assets:
Available-for-sale securities:
Equity securities of financial institutions	¥34,839	¥—	¥—	¥34,839
Other equity securities	55,634	—	—	55,634
Derivatives:
Foreign exchange contracts	—	3	—	3

Total assets	¥90,473	¥3	¥—	¥90,476

Liabilities:
Derivatives:
Foreign exchange contracts	¥—	¥982	¥—	¥982
Interest rate swap contracts	—	1,365	—	1,365
Cross-currency interest rate swap contracts	—	2,539	—	2,539

Total liabilities	¥—	¥4,886	¥—	¥4,886

Available-for-sale securities are valued using a quoted price for identical instruments in active markets. Derivatives are valued using observable market inputs from major international financial institutions. The reconciliation to the line items presented in the consolidated balance sheets of available-for-sale securities and derivatives are disclosed in Note 4 and Note 15, respectively.

Assets and liabilities that are measured at fair value on a nonrecurring basis

The Company measured a part of long-lived assets at the fair value of ¥ 3,937 million due to the recognition of impairment at March 31, 2012. The fair value is determined using the market approach based on the observable quoted price for similar assets in markets that are not active. The fair value measurement is categorized into Level 2. This long-lived asset is included in land in the consolidated balance sheets.

18. SUPPLEMENTAL EXPENSE INFORMATION

The following table presents the amounts of research and development expenses, advertising costs, shipping and handling costs, and depreciation and amortization included in cost of revenues and selling, general, and administrative expenses:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Research and development expenses	¥27,856	¥25,042	¥25,241
Advertising costs	6,979	7,178	7,658
Shipping and handling costs	40,033	37,836	36,497
Depreciation and amortization	23,861	26,517	28,903

Other operating income for the year ended March 31, 2012 included a gain from disposal of fixed assets of ¥6,693 million, a loss from impairment of long-lived assets of ¥1,531, a loss resulting from the 2011 Thailand Flood of ¥3,852 million and a gain from related insurance proceeds of ¥3,144 million.

The 2011 Thailand Flood submerged one of the consolidated subsidiary’s plants in Thailand, damaged its inventories and fixed assets and brought the plant to a temporary shutdown. The main components of the disaster related losses were a loss from a disposal of inventories and fixed assets and fixed costs incurred during the shutdown.

Other operating expenses for the year ended March 31, 2011 included a loss resulting from the Great East Japan Earthquake of ¥2,544 million and a loss from a disposal of fixed assets of ¥844 million.

The recorded expenses for the disaster related losses from the Great East Japan Earthquake, which occurred on March 11, 2011 were estimated based on information available to the Company as of the reporting date of financial statements.

The Great East Japan Earthquake struck the east part of Japan and negatively impacted the operations. The parent company and some of its domestic subsidiaries sustained damage to property and equipment, which brought certain plants to a temporary shutdown. The main components of the disaster related losses were provision for credit losses, fixed costs during the shutdown, repair costs for damaged property and equipment and a special donation to the Japan Red Cross.

The repair costs, which were expected to be incurred in the subsequent periods, were not recorded as expenses.

19. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements. Leased assets under capital leases are comprised of the following:

(¥ in millions)
At March 31:	2012	2011
Land	¥63	¥—
Machinery and equipment	5,971	7,616
Accumulated depreciation	(3,640)	(5,839)
Software	180	237

Total	¥2,574	¥2,014

Amortization expenses under capital leases for the years ended March 31, 2012, 2011, and 2010 were ¥789 million, ¥2,269 million and ¥4,550 million, respectively.

The following table presents the annual maturities of future minimum lease commitments under capital and non-cancelable operating leases at March 31, 2012:

(¥ in millions)
Years ending March 31:	Capital Leases	Operating Leases
2013	¥1,285	¥1,593
2014	736	1,297
2015	627	858
2016	474	587
2017	369	428
2018 and thereafter	388	461

Total minimum lease payments	3,879	¥5,224

Less: amounts representing interest	(539)

Present value of net minimum capital lease payments	¥3,340

Capital lease obligations are included in the current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2012, 2011, and 2010 were ¥4,462 million, ¥4,373 million, and ¥4,942 million, respectively.

Commitments for capital expenditures outstanding at March 31, 2012 amounted to ¥2,861 million.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods of one year to 10 years. The maximum potential amount of undiscounted future payments of these financial guarantees at March 31, 2012 was ¥10,987 million. The fair value of these financial guarantees is not material and the probability of incurrence of a loss is remote.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a specified period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The following table presents the reconciliation of the beginning and ending balances of accrued product warranty cost:

(¥ in millions)
For the years ended March 31:	2012	2011
Balance at beginning of year	¥5,598	¥6,707
Addition	3,638	3,750
Utilization	(3,788)	(4,305)
Other	428	(554)
Balance at end of year	¥5,876	¥5,598

Accrued product warranty cost is included in other current liabilities in the consolidated balance sheets.

Legal Proceedings

The Company is subject to various legal actions arising in the ordinary course of business. The following is a summary of the significant legal proceedings.

(Anti-Trust)

In December 1999, the Company received a surcharge order from the Fair Trade Commission of Japan for a violation of the Anti-Monopoly Law relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. In June 2009, the Company received, as a result of the hearing procedure, the ultimate decision of the commission which ordered the Company to pay the surcharge of ¥7,072 million, and the Company paid the surcharge during the year ended March 31, 2010. Consequently, the Company filed a revocation suit to the Tokyo High Court considering the ultimate decision unacceptable in July 2009, but it was dismissed on October 28, 2011. Subsequently, the Company then appealed the case to the Supreme Court as it was not satisfied with the decision.

The Company recorded the surcharge for the year ended March 31, 2009 based on the preliminary decision of the commission.

(Asbestos-Related Lawsuits)

Since May 2007, the Company has been subject to 14 asbestos-related lawsuits in Japan, which were filed against the Company or defendant parties consisting of the Japanese Government and asbestos-related companies including the Company. The claims for compensation totaling ¥17,566 million consisted mostly of 11 lawsuits, which concerned a total of 453 construction workers who suffered from asbestos-related diseases, and were filed against the Japanese Government and 44 asbestos-related companies including the Company. The Company does not have any cost-sharing arrangements with other potentially responsible parties for these 14 lawsuits. The Company discloses the aggregate claimed amount of the above ¥17,566 million as the maximum within the reasonably possible range of loss because the expected loss will be between zero and the aggregate claimed amount. Though the Company is currently unable to develop an amount that appears at this time to be a better estimate than any other amount within the range, the Company has continued its efforts to develop the amount or narrow the range of loss by quantifying the effects of key assumptions such as the probability of losing lawsuits, the total amount of ultimate compensation when lost, and the allocation rate among defendants, which includes both the government and other asbestos-related companies. In quantifying the key assumptions, the Company reviews the status of each lawsuit and assesses its potential financial exposure on a regular basis. Each quarter, representatives from the accounting and legal departments meet to discuss and assess outstanding claims. The legal department consults outside legal counsel about the progress and potential ultimate outcome of the cases. Among the major 11 lawsuits, one district court ruled in favor of Japanese Government and 44 asbestos-related companies including the Company, but the plaintiff appealed the court ruling right after the judgment. Since the above cases will be also continued until the ultimate outcome will be made, the Company believes that the current progress of them have not provided any developments that would facilitate a better estimation for any of the above key assumptions. The Company expects that the degree of uncertainty related to each of the assumptions will decrease as the lawsuits progress, but is currently unable to predict the ultimate outcome of all lawsuits or when any of them will be finally resolved. Finally, because similar asbestos-related cases in Japan are still pending and have not been finally concluded, the Company is not able to use them as a reference in estimating the above assumptions.

Matters Related to Health Hazard of Asbestos

(Background)

Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, Japan, had produced asbestos-related products, although the Company had other plants which also produced asbestos-related products and completely ceased such production by 2001. The Company decided to make voluntary consolation payments to certain residents in June 2005, and established the relief payment program in place of the consolation payment to the residents in April 2006. With regard to the current and former employees who suffered and are suffering from asbestos-related diseases, the Company provides the compensation which is not required by law but is made in accordance with the Company’s internal policies.

The Japanese government established the Law for the Relief of Patients Suffering from Asbestos-Related Diseases (“the New Asbestos Law”) in March 2006. This law was enacted for the purpose of promptly providing relief to the people suffering from asbestos-related diseases who are not eligible for relief by compensation from the Insurance in accordance with the Workers’ Accident Compensation Insurance Law (“the Insurance”). The relief aid payments are contributed by the national government, municipal governments, and business entities. The contribution made by business entities includes a special contribution by the companies which operated a business closely related to asbestos, and commenced from the year ended March 31, 2008.

(Accounting for Asbestos-Related Expenses)

The Company expenses all the payments for the health hazard of asbestos based on the Company’s significant accounting policies. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES) The recorded expenses are in total ¥1,131 million, ¥1,155 million, and ¥503 million for the years ended March 31, 2012, 2011, and 2010, respectively, which are included in selling, general, and administrative expenses. The expenses include payments to certain residents who lived near the Company’s plant and current and former employees, and the special contribution in accordance with the New Asbestos Law.

The Company has accrued balances for the asbestos-related expenses of ¥530 million, ¥390 million, and ¥352 million at March 31, 2012, 2011, and 2010 respectively. The accrual includes possible payments to certain residents who lived near the Company’s plant current and former employees, and the special contribution in accordance with the New Asbestos Law.

The payments to those residents and current and former employees are each made in a lump sum and their accounting policies and procedures are the same. Though the Company is not certain if the claimants who are currently under review will meet the Company’s specified criteria at the time of their filing claims with the Company, the Company accrued the possible payments calculated by using the historical designation rate of the Company’s payment program since the payments to those claimants are considered to be probable. The Company believes it is not possible to reasonably estimate the number of current and former employees and residents who lived near the Company’s plant will apply for payments in the future. Accordingly, such payments are not included in the accrued amounts as described above.

The Company’s share of special contributions is determined based on the ratio of the Company’s historical usage of asbestos to the total quantity of asbestos imported into Japan in the past. The Company recorded expenses and accrued balance, which were ¥180 million and ¥179 million for the years ended March 31, 2012 and 2011, respectively. The Company received the most recent notification of ¥180 million dated April 16, 2012.

In its effort to develop an estimate of a reasonably possible loss or range of loss, the Company has considered all available data, including historical claims (period and cumulative) and the average payments made and public information related to asbestos-related disease. In addition, the Company has considered various methods including 1) estimating future payments by using the rate of incidence in asbestos related disease, and 2) estimating future payments directly based on a time series of data of historical payments. However, reliable statistics of the rate of incidence in asbestos-related disease are not available to the Company.

Furthermore, there have not been any asbestos-related events impacting other companies in Japan which achieved final outcomes of the events, and become available to the Company, for estimation of the rate of incidence. In addition, although the Company recorded the voluntary consolation payments, relief payments and compensation payments totaled, ¥1,090 million, ¥1,155 million, ¥503 million, ¥977 million and ¥951 million for the years ended at March 31, from 2008 to 2012, respectively, any correlation can not be reasonably established between time and payment history. The Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. As a result, the Company concluded that it was not able to develop a reasonable estimate at the possible loss or range of loss.

20. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the consolidated statements of cash flows is as follows:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Cash paid during the year:
Interest	¥4,732	¥6,914	¥9,614
Income taxes	20,515	44,207	15,336
Non-cash investing and financing activities:
Obtaining assets by entering into capital leases	471	201	2,740

During the year ended March 31, 2012, 2011 and 2010, the Company purchased noncontrolling interests reported in the Farm & Industrial Machinery segment. The Company retains the controlling interests before and after the transaction, the cash flow of which is classified in financing activities as Purchases of noncontrolling interests.

21. SEGMENT INFORMATION

The Company engages in various fields of business and industries by providing products and services which are categorized into the following segments: Farm & Industrial Machinery; Water & Environment Systems; Social Infrastructure; and Other. The Farm & Industrial Machinery segment manufactures and distributes farm equipment, engines, and construction machinery. The Water & Environment Systems segment manufactures and distributes pipe-related products and environment-related products. The Social Infrastructure segment manufactures and distributes industrial castings, spiral welded steel pipes, vending machines, electronic-equipped machinery, and air-conditioning equipment. The Other segment includes construction, services, and other businesses.

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

Reporting Segments

Information by reporting segments is summarized as follows:

(¥ in millions)
For the years ended March 31:	Farm & Industrial Machinery	Water & Environment Systems	Social Infrastructure	Other	Adjustments	Consolidated
2012:
Revenues:
External customers	¥713,943	¥198,511	¥64,775	¥30,790	¥—	¥1,008,019
Intersegment	69	2,428	2,832	18,010	(23,339)	—

Total	714,012	200,939	67,607	48,800	(23,339)	1,008,019

Operating income	¥97,776	¥14,829	¥2,651	¥2,450	¥(12,026)	¥105,680

Identifiable assets at March 31, 2012	¥1,039,280	¥184,990	¥61,282	¥49,530	¥152,587	¥1,487,669
Depreciation and amortization	14,582	4,768	1,806	705	2,000	23,861
Capital expenditures	20,077	3,390	2,686	1,071	3,888	31,112

2011:
Revenues:
External customers	¥651,518	¥192,768	¥60,439	¥28,960	¥—	¥933,685
Intersegment	64	1,594	2,657	15,837	(20,152)	—

Total	651,582	194,362	63,096	44,797	(20,152)	933,685

Operating income	¥86,487	¥13,121	¥2,463	¥2,096	¥(18,056)	¥86,111

Identifiable assets at March 31, 2011	¥918,656	¥170,691	¥62,092	¥39,386	¥166,027	¥1,356,852
Depreciation and amortization	15,870	6,010	1,931	697	2,009	26,517
Capital expenditures	13,871	4,861	3,764	691	764	23,951

2010:
Revenues:
External customers	¥616,726	¥222,949	¥63,293	¥27,676	¥—	¥930,644
Intersegment	77	611	2,710	14,091	(17,489)	—

Total	616,803	223,560	66,003	41,767	(17,489)	930,644

Operating income	¥60,485	¥19,723	¥2,699	¥2,629	¥(15,834)	¥69,702

Identifiable assets at March 31, 2010	¥930,480	¥186,768	¥65,519	¥42,246	¥184,020	¥1,409,033
Depreciation and amortization	18,489	6,033	1,933	552	1,896	28,903
Capital expenditures	14,820	5,969	1,992	741	2,516	26,038

(Notes)

1.	The unallocated corporate expenses included in “Adjustments” amounted to ¥12,030 million, ¥18,066 million, and ¥15,834 million for the years ended March 31, 2012, 2011, and 2010, respectively. The unallocated corporate assets included in “Adjustments” amounted to ¥171,354 million, ¥182,602 million, and ¥190,282 million at March 31, 2012, 2011, and 2010, respectively, which consisted mainly of cash and cash equivalents, investment securities, and corporate properties held or used by the administration departments of the parent company. “Adjustments” also included the elimination of intersegment transactions.
2.	The aggregated amounts of operating income equal to those in the consolidated statements of income, and refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.
3.	Intersegment revenues are recorded at values that approximate market prices.

Revenues from External Customers by Product Groups

Information for revenues from external customers by product groups is summarized as follows:

(¥ in millions)
For the years ended March 31:	2012	2011	2010
Farm & Industrial Machinery:
Farm equipment and engines	¥619,989	¥580,671	¥561,165
Construction machinery	93,954	70,847	55,561

	713,943	651,518	616,726

Water & Environment Systems:
Pipe-related products	122,247	121,836	144,465
Environment-related products	76,264	70,932	78,484

	198,511	192,768	222,949

Social Infrastructure	64,775	60,439	63,293
Other	30,790	28,960	27,676

Total	¥1,008,019	¥933,685	¥930,644

Geographic Information

Information for revenues from external customers by destination and property, plant, and equipment based on physical location are summarized as follows:

(¥ in millions)
	2012	2011	2010
Revenues from external customers by destination for the years ended March 31:
Japan	¥498,684	¥477,913	¥501,663
North America	219,929	189,330	174,371
Europe	88,715	75,762	67,791
Asia Outside Japan	169,632	160,533	148,589
Other Areas	31,059	30,147	38,230

Total	¥1,008,019	¥933,685	¥930,644

Property, plant, and equipment based on physical location at March 31:
Japan	¥176,987	¥177,460	¥183,042
North America	15,158	16,146	20,210
Europe	9,580	1,733	2,162
Asia Outside Japan	20,087	18,794	13,983
Other Areas	3,255	3,225	1,496

Total	¥225,067	¥217,358	¥220,893

(Notes)

1.	Revenues from North America include those from the United States of ¥190,243 million, ¥167,553 million, and ¥146,319 million for the years ended March 31, 2012, 2011, and 2010, respectively.
2.	There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

22. SUBSEQUENT EVENTS

On May 10, 2012, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2012 of ¥8 per common share (¥40 per 5 common shares), a total of ¥10,051 million.

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