Form 20-F
period 2013-03-31
KUBOTA CORP
filed 2013-06-27
CIK 109821

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

Norihisa Motoi, +81-6-6648-2623, +81-6-6648-2632, 2-47, Shikitsuhigashi 1-Chome, Naniwa-Ku, Osaka, JAPAN

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

Outstanding as of
Title of Class	March 31, 2013 (Tokyo Time)	March 31, 2013 (New York Time)
Common stock	1,255,916,978 shares
American Depositary Shares		9,749,458 ADS

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

Yes  ☐    No   ☒

i

All information contained in this annual report is as of or for the 12 months ended March 31, 2013 (“fiscal 2013”) unless otherwise specified.

As used in this annual report herein, “Kubota” and “the Company” refer to Kubota Corporation and its subsidiaries unless the context otherwise indicates.

The noon buying rate for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York on June 21, 2013 was ¥97.48 = US$1.

As used in this annual report, “U.S. dollar” or “$” means the lawful currency of the United States of America, “Canadian dollar” or “Can$” means the lawful currency of Canada, “Euro” means the lawful currency of the European Union, “Baht” means the lawful currency of the Kingdom of Thailand and “yen” or “¥” means the lawful currency of Japan.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

	Years ended March 31
	(Millions of Yen except number of shares outstanding and per share amounts)
	2013	2012	2011	2010	2009
For the year:
Revenues	¥1,167,628	¥1,008,019	¥933,685	¥930,644	¥1,107,482
Ratio to previous year	115.8%	108.0%	100.3%	84.0%	95.9%
Cost of revenues	848,149	735,836	678,653	681,374	810,226
Selling, general, and administrative expenses	206,479	170,252	165,407	179,352	193,426
Other operating (income) expenses	(161)	(3,749)	3,514	216	1,015
Operating income	113,161	105,680	86,111	69,702	102,815
Income from continuing operations	81,149	66,019	61,108	47,908	54,735
Income from discontinued operations, net of taxes	—	—	—	—	—
Net income	81,149	66,019	61,108	47,908	54,735
Net income attributable to Kubota Corporation:	73,688	61,552	54,822	42,326	48,064
Ratio to previous year	119.7%	112.3%	129.5%	88.1%	70.7%
Ratio to revenues	6.3%	6.1%	5.9%	4.5%	4.3%

At year-end:
Total assets	¥1,743,670	¥1,487,669	¥1,356,852	¥1,409,033	¥1,385,824
Working capital	419,819	330,029	342,076	380,590	321,971
Long-term debt	273,360	184,402	191,760	243,333	208,588
Net assets	810,608	707,214	681,361	671,619	616,243
Total Kubota Corporation shareholders’ equity	758,515	653,283	634,885	626,397	578,284
Common stock	84,070	84,070	84,070	84,070	84,070
Number of shares outstanding in thousands	1,255,917	1,255,984	1,271,713	1,271,847	1,272,063

Per common share and per five common shares data(1)(2):
Income from continuing operations attributable to Kubota Corporation per common share:
Basic	¥58.67	¥48.75	¥43.11	¥33.28	¥37.68
Income from continuing operations attributable to Kubota Corporation per five common shares:
Basic	¥293.36	¥243.76	¥215.53	¥166.38	¥188.40
Net income attributable to Kubota Corporation per common share:
Basic	¥58.67	¥48.75	¥43.11	¥33.28	¥37.68
Net income attributable to Kubota Corporation per five common shares:
Basic	¥293.36	¥243.76	¥215.53	¥166.38	¥188.40
Kubota Corporation shareholders’ equity per common share outstanding	¥603.95	¥520.14	¥499.24	¥492.51	¥454.60
Kubota Corporation shareholders’ equity per five common shares outstanding	¥3,019.77	¥2,600.68	¥2,496.18	¥2,462.55	¥2,273.02

Others:
Capital investments (3)	¥48,726	¥31,112	¥23,951	¥26,038	¥33,337
Depreciation and amortization	29,254	23,908	26,993	29,171	31,242
Research and development expenses	31,214	27,856	25,042	25,241	26,290

	Years ended March 31
	2013	2012	2011	2010	2009
Cash dividends declared per common share:
Interim (in yen)	8	7	7	7	7
(in U.S. dollars)(4)	0.099	0.090	0.083	0.080	0.075
Year-end (in yen)	9	8	7	5	7
(in U.S. dollars)(4)	0.092	0.100	0.086	0.055	0.073
Cash dividends declared per five common shares :
Interim (in yen)	40	35	35	35	35
(in U.S. dollars)(4)	0.493	0.449	0.415	0.400	0.377
Year-end (in yen)	45	40	35	25	35
(in U.S. dollars)(4)	0.460	0.502	0.432	0.274	0.365

	Years ended March 31
	2013	2012	2011	2010	2009
Exchange rates (yen amounts per U.S. dollar)(5)
Year-end	94.16	82.41	82.76	93.40	99.15
Average	82.96	78.86	85.00	92.49	96.86
High	96.16	85.26	94.68	100.71	111.02
Low	77.41	75.72	78.74	86.12	87.80

	2013 May.	2013 Apr.	2013 Mar.	2013 Feb.	2013 Jan.	2012 Dec.
High	103.52	99.61	96.16	93.64	91.28	86.64
Low	97.28	92.96	93.32	91.38	86.92	81.86
Period-end	100.83	97.52	94.16	92.36	91.28	86.64

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

5. Exchange rates are the noon buying rates for cable transfers between the yen and the U.S. dollar in New York City as certified for customs purposes by the Federal Reserve Bank of New York. The rate on June 21, 2013 was ¥97.48 = US$1.

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

Fluctuations in foreign currency exchange rates, in particular a stronger yen, may adversely affect the Company’s results of operations.

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

The Company purchases substantial raw materials and parts from outside suppliers. If the prices of raw materials substantially increase due to the supply and demand gap and changes in market conditions and stay at high levels for a long time, they may impair the Company’s profitability. Also, if the Company has difficulties in procuring adequate supplies of raw materials, there may be a material adverse effect on the Company’s results of operations due to difficulties in production and sales activities.

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

The Company is exposed to severe competition in each of its businesses. Unless the Company performs better than other companies in such areas as terms of trade conditions, the research and development (“R&D”), and quality of goods or services, revenues and/or net income may decrease in the future.

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

The Company operates and maintains production, R&D, sales, and other business facilities in Japan, North America, Europe, Asia and other regions. If natural disasters or other unpredictable events, such as earthquakes, tsunamis, floods, typhoons, pandemic, wars, terrorist attacks, fires, information system or communication network breakdown or improper operation occur in countries and regions in which the Company operates, the Company’s production, distribution, and sales activities may be disrupted, which could have an adverse effect on the Company’s results of operations and financial position.

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

Item 4. Information on the Company

A. History and Development of the Company

KUBOTA CORPORATION (KABUSHIKI KAISHA KUBOTA), the ultimate parent company of the Kubota group, was founded in 1890 by Gonshiro Kubota and incorporated in 1930 under the Commercial Code of Japan. In 1949, the shares of the Company were listed on the Tokyo Stock Exchange and Osaka Securities Exchange. In 1976, the shares of the Company were also listed on the New York Stock Exchange (the “NYSE”). On June 21, 2013, the Company’s Board of Directors resolved to apply for voluntary delisting from the NYSE and a written notice of the delisting application was submitted to the NYSE on June 25, 2013. In connection with such delisting, the Company intends to file a Form 25 with the Securities and Exchange Commission (the “SEC”) on or around July 5, 2013. The delisting is expected to become effective on or around July 16, 2013 and the deregistration is expected to become effective on or around October 3, 2013. The Company also intends to file a Form 15F with the SEC to terminate its reporting obligations under the Exchange Act following the effective date of delisting from the NYSE, and the termination is expected to become effective after 90 days from the filing of the Form 15F.

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

The Company’s production network primarily comprises 20 plants in Japan and 29 plants in overseas countries. Kubota also has 34 sales subsidiaries in overseas countries.

Principal Capital Expenditures and Divestitures

Capital expenditures in fiscal years 2013, 2012 and 2011 amounted to ¥48,726 million, ¥31,112 million, and ¥23,951 million, respectively, on an accrual basis. The funding requirements for these capital expenditures were mainly provided by internal operations, and partially provided by external debt financing.

The following table sets forth the principal capital expenditures in progress for the last three fiscal years:

As of March 31, 2013

Location	Reporting segment included	Description	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Dammam (Saudi Arabia)	Water & Environment	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

Georgia (U.S.)	Farm & Industrial Machinery	Building of new production facility for compact tractors in the U.S.	¥5.5	Jan. 2012

Jiangsu (China)	Farm & Industrial Machinery	Building of new production facility for diesel engines in China	¥4.3	Nov. 2012

As of March 31, 2012

Location	Reporting segment included	Description	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	May. 2008

Dammam (Saudi Arabia)	Water & Environment	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

Chonburi (Thailand)	Farm & Industrial Machinery	Production facilities for combine harvesters in Thailand	¥2.0	Oct. 2009

Jiangsu (China)	Farm & Industrial Machinery	Building of new production facility for construction machinery in China	¥3.8	Jul. 2010

Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for diesel engines in Thailand	¥5.4	Nov. 2010

Georgia (U.S.)	Farm & Industrial Machinery	Building of new production facility for compact tractors in the U.S.	¥5.5	Jan. 2012

As of March 31, 2011

Location	Reporting segment included	Description	Estimated amount of expenditures	Schedule
			Total amount of expenditures (¥ billion)	Commenced
Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for casting parts of tractors and engines in Thailand	¥6.6	May. 2008

Dammam (Saudi Arabia)	Water & Environment	Building of new production facility for steel castings in Saudi Arabia	¥3.4	Mar. 2009

Chonburi (Thailand)	Farm & Industrial Machinery	Production facilities for combine harvesters in Thailand	¥2.0	Oct. 2009

Jiangsu (China)	Farm & Industrial Machinery	Building of new production facility for construction machinery in China	¥3.8	Jul. 2010

Chachoengsao (Thailand)	Farm & Industrial Machinery	Building of new production facility for diesel engines in Thailand	¥5.4	Nov. 2010

B. Business Overview

The Company classifies its products for revenue reporting purposes into the following three reporting segments: Farm & Industrial Machinery, which includes farm equipment, engines and construction machinery; Water & Environment, which includes ductile iron pipes, plastic pipes, valves, pumps, environmental control plants, industrial castings, spiral welded steel pipes, vending machines, precision equipment and air-conditioning equipment; and Other which includes construction, services and other businesses.

The Company realigned its organization on April 1, 2012. Following this realignment, the reporting segments, which had previously been classified as “Farm & Industrial Machinery”, “Water & Environment System”, “Social Infrastructure”, and “Other”, were reclassified as “Farm & Industrial Machinery”, “Water & Environment”, and “Other”.

Revenues by Reporting Segment

The following table sets forth revenues by reporting segment for the last three fiscal years:

	Millions of yen
	2013		2012		2011
Farm & Industrial Machinery	¥850,953	72.9%	¥713,943	70.8%	¥651,518	69.8%
Water & Environment	282,078	24.1	263,286	26.1	253,207	27.1
Other	34,597	3.0	30,790	3.1	28,960	3.1

Total	¥1,167,628	100.0%	¥1,008,019	100.0%	¥933,685	100.0%

Operations of Each Segment

Farm & Industrial Machinery

Farm & Industrial Machinery includes farm equipment, engines and construction machinery. Kubota is one of Japan’s leading manufacturers of farm equipment and small engines for agricultural use. This market in Japan is dominated by four major manufacturers. Main products include tractors ranging from 10.5 to 135 horsepower, combine harvesters, rice transplanters, power tillers and reaper binders. The Company also manufactures and sells a line of construction machinery including mini-excavators and wheel loaders as well as engines for various industrial uses. Overseas revenues accounted for 68.9% of the total revenues of this segment in fiscal 2013.

Domestic sales of farm equipment, engines and construction machinery are made by wholesale dealers, retail dealers or the National Federation of Agricultural Cooperative Associations. Overseas sales are made by trading companies, local distributors or the Company’s overseas subsidiaries and affiliates.

The products in this segment are manufactured at six domestic plants as well as foreign manufacturing subsidiaries in the U.S., Germany, China, Thailand, Indonesia, Vietnam, Norway, Demark, the U.K., Netherlands, France, Italy, and Russia.

Water & Environment

Water & Environment is comprised of pipe-related products, environment-related products, and social infrastructure-related products.

Pipe-related products consist of ductile iron pipes, plastic pipes and fittings, various valves, and pumps. Most of these products are sold to local and national governments and public utilities for use principally in water supply and sewage systems along with industrial water supply as well as gas supply, telecommunication, and irrigation systems. The Company also supplies various pumps for waterworks, sewage facilities, irrigation system, rainwater drainage and power supplies. Domestic sales of pipe-related products are made by trading companies or dealers, or are directly made to other companies or local and national governments. Overseas sales of pipe-related products are made by trading companies or a subsidiary, or are directly made to other companies.

Environment-related products consist of environmental control plants and related engineering. The Company supplies water and sewage treatment plants, submerged membrane systems and biogas production systems for water treatment. The Company also supplies pulverizing facilities for solid waste treatment. A large portion of the sales of environment-related products are made for municipalities focusing on the domestic environmental engineering market, which is competitive with many engineering companies.

Social-infrastructure-related products consist of industrial castings, spiral welded-steel pipes, vending machines, precision equipment, and air-conditioning equipment. Demand for these products is mostly related to the capital spending of the private sector. Domestic sales of social-infrastructure-related products are made by trading companies or subsidiaries, or are directly made to other companies and public entities. Overseas sales are made by trading companies or subsidiaries, or are directly made to other companies. Overseas revenues of this segment accounted for 12.9% of the total revenues of this segment in fiscal 2013. The products in this segment are manufactured at 17 plants in Japan and manufacturing subsidiaries in Canada, Indonesia, Saudi Arabia, and China.

Other

This segment encompasses all the other businesses not attributable to the other two segments such as construction, services and other businesses. Most of the products and services of this segment are directly sold to other companies and public entities. Overseas revenues of this segment accounted for 10.1% of the total revenues of this segment in fiscal 2013. There are no manufacturing plants in this segment.

Revenues by Region

The following table sets forth revenues by region for the last three fiscal years:

	Millions of yen
	2013	2012	2011
Japan	¥540,982	¥498,684	¥477,913
Overseas:
North America	263,246	219,929	189,330
Europe	118,744	88,715	75,762
Asia Outside Japan	204,172	169,632	160,533
Other Areas	40,484	31,059	30,147

Subtotal	626,646	509,335	455,772

Total	¥1,167,628	¥1,008,019	¥933,685

Overseas Activities

The Company’s overseas revenues which represent sales to unaffiliated customers outside Japan in fiscal years 2013, 2012, and 2011 amounted to ¥626,646 million, ¥509,335 million and ¥455,772 million, respectively. The ratios of such overseas revenues to consolidated revenues in fiscal years 2013, 2012, and 2011 were 53.7%, 50.5% and 48.8%, respectively. The revenues of the Company’s subsidiaries outside Japan in fiscal years 2013, 2012, and 2011 amounted to ¥589,554 million, ¥475,769 million and ¥423,074 million, respectively. Their ratios to consolidated revenues in fiscal 2013, 2012, and 2011 were 50.5%, 47.2% and 45.3%, respectively.

The Company has manufacturing subsidiaries in the U.S., Canada, France, the U.K., Germany, Italy, Netherlands, Norway, Denmark, Russia, China, Indonesia, Thailand, Vietnam and Saudi Arabia and manufacturing affiliates in China and India. International sales subsidiaries are located in the U.S., Canada, France, the U.K., Ireland, Germany, Spain, Italy, Netherlands, Belgium, Sweden, Denmark, Poland, Hungary, Russia, Australia, China, South Korea, India, and the Philippines. In addition, liaison offices are located in Torrance (California, the U.S.), Paris (France), Dubai (U.A.E.), Beijing (China), Suzhou (China), Seoul (South Korea), Bangkok (Thailand), Chonburi (Thailand), Hanoi (Vietnam), Kuala Lumpur (Malaysia), Cairo (Egypt), Delhi (India), Chennai (India), Singapore (Singapore), Quezon City (the Philippines), Jakarta (Indonesia), and Yangon (Myanmar).

Seasonality of the Company’s Businesses

In businesses such as ductile iron pipes, valves, pumps, and environmental control plants, which rely upon national government or municipalities for most of their sales, there is a tendency that sales in the second half of the fiscal year are much larger than those in the first half. Due to the fact that the fiscal years of the Japanese national government and municipalities generally end in March, the execution of public budgets in the second half is usually much larger than in the first half of the fiscal year.

Raw Materials and Source of Supply

The Company purchases raw materials and parts from numerous sources. The major materials purchased are steel scrap, polyvinyl chloride resin, rolled steel coils, non-ferrous metals, alloys, pig iron, and coal. Some of the purchase prices of the major materials such as steel scrap fluctuate significantly by supply and demand conditions of the market. Historically, the Company has not experienced difficulties in obtaining adequate supplies for all of its raw materials requirements.

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

Contracts, Licenses, Patents and Manufacturing Processes

The Company enters into various contracts. Some of them, for example, are for technical cooperation with other manufacturers, or for financing from banks. Although these contracts are relatively important to the Company, the Company is not dependent on any specific contracts.

With respect to licenses or patents, the Company is not dependent on specific licenses or patents. As of March 31, 2013, the Company held 4,877 patents, 1,162 design rights and 826 trademarks in Japan and 1,302 patents, 94 utility model registrations, 630 design rights and 1,020 trademarks outside Japan. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to Kubota, the Company does not consider that the expiration of any single patent or group of related patents would materially affect Kubota’s business. Kubota grants others licenses to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2013, royalty income and expenses were ¥756 million and ¥688 million, respectively, under such licensing arrangements.

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

The main products of the Company other than farm equipment are ductile iron pipes, plastic pipes, environment-related products, and industrial castings. In the ductile iron pipes market, the Company competes with two other major manufacturers within Japan and many other manufacturers in overseas markets. Most of the plastic pipes produced by the Company are sold in Japan and the Company competes with one major manufacturer. Most of the environment-related products produced by the Company are sold in Japan and there are many competitors. The Company also competes actively in the industrial castings market at home and abroad.

In addition, the Company faces intense competition in other products in the domestic and overseas markets.

Governmental Regulations

The businesses of the Company may be affected by the regulations or restrictions in the countries where the Company operates. Those are, for example, regulations concerning emissions, safety, noise and vibration, investments, tariffs, anti-monopoly, intellectual property, foreign exchange, and the environment.

The followings are some of the regulations which have important effects on the Company’s business.

1) Emissions Regulations for Off-road Diesel Engines

In 1995, the California Air Resources Board (the “CARB”) in the U.S. enforced an emissions regulation for off-road engines (below 19 kW in power) for the first time in the world. The Company led the world by complying with this standard and moved ahead of other competitors toward compliance with emissions regulations that were later enacted in several other countries. Between 1996 and 2000, the Environmental Protection Agency (the “EPA”) in the U.S. introduced Tier 1 standards, which were phased in for engines at and above 37kW in power. In addition, the EPA adopted Tier 1 standards for engines below 37kW, which were phased in between 1999 and 2000, and established more stringent Tier 2 and Tier 3 standards for all engine sizes. Tier 2 standards were phased in between 2001 and 2005 for all engine sizes, and Tier 3 standards for engines between 37 and 560 kW were phased in between 2006 and 2008. The more stringent Tier 4 was enacted in 2008 and will be phased in through 2015.

In Japan, the Ministry of Land, Infrastructure, Transport and Tourism (the “Ministry”) launched the Stage 1 low emission construction machineries designation scheme in 1991 and decided to use “low emission construction machinery” in the Ministry’s directly controlled projects starting in 1996. The Stage 2 standard was announced in 1997, and the Ministry began to accept applications for designations under the Stage 2 standard from 2001. In 2003, a similar regulation began to apply to on-road special motor vehicles driven by diesel fuel such as agricultural and construction machinery. This 2003 regulation was set to be equivalent to the EPA’s Tier 2 regulation. Later in 2006, the regulation for diesel special motor vehicles was tightened to the level of the second phase (equivalent to EPA Tier 3). In April 2006, the Act for the Regulations, etc. of Emission from Special Non-Road Motor Vehicles (Off-road Act of Japan), intended for motor vehicles that do not run on public roads such as construction machinery, went into effect, which was timed to coincide with the announcement of the Stage 3 of the low emission construction machinery designation scheme. Consequently, the scope of application of this regulation broadened. The regulation for special motor vehicles and off-road special motor vehicles will be tightened to the level of the third phase (equivalent to EPA Tier 4) between 2011 and 2013 and to the level of the fourth phase (equivalent to EPA Tier 4) between 2014 and 2015.

In Europe, the Stage 1 emission of gaseous and particulate pollutants from internal combustion engines to be installed in non-road mobile machinery was put into effect under EU Directive 97/68/EC in 1999. The Stage 2 standard was applied between 2001 and 2004 and the Stage 3 standard was applied in 2006, respectively. From 2011, the regulation will be tightened at the same time as Japan and the U.S.

The Company’s research and development for new engines equipped with new technology is under way to cope with future Tier 4 regulations in Japan, the U.S. and Europe. The Company obtained CARB authentication for the first time in the world for compact diesel engines (below 4L) in order to comply with tentative Tier 4, which was enacted in 2012 for engines between 56 and 130 kW. In addition, the Company has been leading the world by obtaining authentication for compact diesel engines (below 4L) in order to comply with the Stage 4 standard in Europe and the U.S. and has started to sell them in the market. As to the regulation for compact diesel engines below 56 kW, which was enacted in 2013, the Company obtained EPA authentication in May 2012. The Company developed a full lineup of compact engines which are in compliance with the Stage 4 standard by obtaining authentications in the U.S. and Europe in October 2012. As to regulations in Asian countries, including China, Korea and India, the Company has been dealing with the latest emission regulation intensively as well.

2) Safety Regulations

There are a variety of regulations concerning safety, and every country or region has its own regulations. Rollover Protective Structures (“ROPS”), which are designed to protect operators of tractor from injuries caused by vehicle overturns or rollovers, are required to have the necessary specified bearing capacity based on the type of the machine installed and the deflection-related performance requirements. In case of construction machinery, Tip-Over Protective Structures (“TOPS”) and Falling Object Protective Structures (“FOPS”) are required in addition to ROPS. TOPS are designated to prevent an operator from being injured if a machine tips on its side. FOPS are designed to protect equipment operators from injuries caused by falling objects, and are required to comply with specified strength requirements depending on their shapes and weight. Those regulations differ in measurement methods or criteria, and major ones in the world are Japanese Industrial Standards (the “JIS”), European Norm (the “EN”), and Occupational Safety and Health Administration (the “OSHA”). In particular, the EN on safety regulations is compulsory.

3) Regulations on Noise and Vibration

In Europe, the Directive 86/662/EEC, which specifies the noise control standards for non-road equipment such as hydraulic shovels, excavation drills, bulldozers, loaders, and excavation loaders, became effective in December 1986. The Directive 86/662/EEC was revised in June 1995 into the Directive 95/27EC, which became effective in 1997. The Noise Emissions in the Environment by Equipment for Use Outdoors Directive, 2000/14/EC, became effective in January 2002 replacing the Directive 95/27/EC. The Directive 2000/14/EC regulates noise emitted to surrounding areas from 57 types of equipment for use outdoors, such as lawn mowers and construction equipment. Manufacturers are obliged to demonstrate that their products generate noise within the specified range and comply with the requirements of such Directive by attaching a label (guaranteed noise label) before shipping those products to the market (they are also required to attach the CE mark). The noise level regulations in the primary stage were applied during the period from January 3, 2002 to January 2, 2006. The noise value limit was further reduced in January 3, 2006 by the more stringent regulation the Directive 2005/88/EC.

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

4) Regulation on Hazardous Chemical Substances

In Europe, the Registration, Evaluation, Authorization and Restriction of Chemicals (EC No 1907/2006 or “REACH”), entered into force in June 2007. REACH covers a single chemical substance and its compounds as well as those in preparations and in articles. EU manufacturers and importers must gather information on safety assessment, including properties and uses of substances, and register it with the European Chemicals Agency. Also, manufacturers, importers, and users of products containing chemical substances are, in the supply chain, obliged to communicate information on substances of very high concern ( “SVHC”). In addition, it is necessary to comply with the requirements for substances in the authorization and restriction lists.

The Company will continue to take measures to properly manage chemical substances contained in its products.

C. Organization Structure

As of March 31, 2013, the Kubota Corporation group consists of Kubota Corporation, 157 subsidiaries and 19 affiliates. Kubota Corporation plays a leading role in the group. The following table sets forth the Company’s significant subsidiaries:

Country of incorporation or residence	Name	Percentage ownership and voting interest (%)
Japan	Kubota Credit Co., Ltd. Kubota-C.I. Co., Ltd.	70.1 70.0
U.S.	Kubota U.S.A., Inc. Kubota Tractor Corporation Kubota Credit Corporation, U.S.A. Kubota Manufacturing of America Corporation Kubota Industrial Equipment Corporation Kubota Engine America Corporation	100.0 100.0 100.0 100.0 100.0 100.0
Canada	Kubota Canada Ltd. Kubota Metal Corporation *	80.0 100.0
France	Kubota Europe S.A.S.	73.8
Germany	Kubota Baumaschinen GmbH	100.0
Norway	Kverneland AS	100.0
China	Kubota China Holdings Co., Ltd. Kubota Agricultural Machinery (SUZHOU) Co., Ltd. Kubota Construction Machinery (Wuxi) Co., Ltd. Kubota China Financial Leasing Ltd.	100.0 100.0 100.0 100.0
Thailand	SIAM KUBOTA Corporation Co., Ltd. Siam Kubota Leasing Co., Ltd. SIAM KUBOTA Metal Technology Co., Ltd. KUBOTA Engine (Thailand) Co., Ltd.	60.0 100.0 100.0 100.0
Saudi Arabia	Kubota Saudi Arabia Company, LLC	51.0

*	Kubota Metal Corporation changed its corporate name to Kubota Materials Canada Corporation on April 1, 2013.

D. Property, Plant and Equipment

The following table sets forth information with respect to Kubota’s principal manufacturing facilities:

Location	Land area (Thousand square meters)		Floor space (Thousand square meters)		Principal products
	Owned	Leased	Owned	Leased
Japan
Amagasaki (Hyogo)	365	11	135	—	Ductile iron pipes, Rolls for steel mills
Funabashi (Chiba)	506	21	140	1	Ductile iron pipes, Spiral-welded steel pipes
Okajima (Osaka)	78	—	49	—	Cast iron products
Sakai (Osaka)	597	15	202	32	Farm equipment, Diesel engines
Utsunomiya (Tochigi)	146	—	79	22	Farm equipment
Tsukuba (Ibaraki)	335	30	149	31	Farm equipment, Diesel engines
Hirakata (Osaka)	306	—	146	15	Construction machinery, Pumps, Valves, Cast steel products
Konan (Shiga)	178	—	54	—	Septic tanks
Yao (Osaka)	38	—	26	—	Precision equipment
Ryugasaki (Ibaraki)	85	—	31	—	Vending machines
U.S.
Gainesville (Georgia)	841	—	118	—	Lawn and garden tractors
Jefferson (Georgia)	356	—	86	—	Implements for tractors
Thailand
Amata Nakorn (Chonburi)	368	—	94	—	Tractors and Combine harvesters
Navanakorn (Pathum Thani)	79	—	29	—	Diesel engines and Power tillers

The Company considers its principal manufacturing facilities to be well maintained and suitable for the purpose for which they are employed and believes that its plant capacity is adequate for its current and near-term needs.

In addition, the Company owns 2,442 thousand square meters of land (309 thousand square meters of floor space) in Japan, used for the head office, branches, business offices and research facilities, and leases three thousand square meters of land (125 thousand square meters of floor space) used for sales offices, warehousing, employee housing and other purposes.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2013, the Company has planned to invest approximately ¥55.0 billion in the fiscal year ending March 31, 2014. The Company intends to fund the investment primarily through cash obtained by operating activities, and to also utilize available borrowings from financial institutions. The Company’s commitments for capital expenditures outstanding at March 31, 2013 amounted to ¥1.9 billion.

Principal plans for new construction, expansion, reforming, and disposition as of March 31, 2013 are as follows:

New Construction

			Estimated amount of expenditures (Billions of yen)		Schedule
Location	Reporting segment included	Description	Total amount of expenditures	Amount already paid	Commenced	To be completed
Dammam (Saudi Arabia)	Water & Environment	Building of new production facility for steel castings in Saudi Arabia	¥3.4	¥2.8	Mar. 2009	Dec. 2013

Georgia (U.S.)	Farm & Industrial Machinery	Building of new production facility for compact tractors in the U.S.	¥5.5	¥4.3	Jan. 2012	Oct. 2013

Jiangsu (China)	Farm & Industrial Machinery	Building of new production facility for diesel engines in China	¥4.3	¥0.9	Nov. 2012	Jul. 2014

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

The Company’s reporting segments consist of “Farm & Industrial Machinery”, “Water & Environment” and “Other”.

The Company realigned its organization on April 1, 2012. Upon this realignment, the reporting segments, which previously had been classified as “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure”, and “Other”, were reclassified as “Farm & Industrial Machinery”, “Water & Environment”, and “Other”.

The Company generates revenues and cash primarily from the sales of products to dealers, affiliated companies and trading companies or direct sales of products to end users.

For more than a century since its founding, the Company has continued to contribute to society through helping to improve people’s quality of life by offering products and services.

The Company is developing its business globally under the corporate mission “Continue to support the future of the earth and humanity by contributing products that help the affluent and stable production of food, help supply and restore reliable water, and help create a comfortable living environment through its superior products, technologies and services” with the aim of solving the worldwide problems affecting food, water and the environment, each of which are indispensable for human beings.

In the years to come, the Company will strive to attain an even higher enterprise value through improvement of its capabilities for responding with flexibility to changes in society by emphasizing agility in its operations, strengthening its global operational presence, and relentlessly working to transform itself.

Business environment

(Japan: The domestic market)

The Japanese real GDP grew 2.0% in 2012, affected by reconstruction from the Great East Japan Earthquake. Moreover, the foreign exchange rate of the yen turned to a weaker yen around the time of the change in the governing party in Japan. The weaker yen had a positive impact on the performance of Japanese companies especially exporting companies.

As for agriculture, agricultural production was restarted in areas that suffered damages in the earthquake. Additionally, agricultural revenues of farmers increased due to the higher price of rice and government subsidies for farmers. According to a report by the Japan Farm Machinery Manufacturer’s Association, total shipments of agricultural machinery in 2012 for the domestic market decreased by 6.3% from the prior year.

In general, the budget for public works projects, including the budget for water supply and sewage systems, has been gradually decreasing due to the growing budget deficits of the Japanese national and local governments. However, governmental construction investment in 2012 increased due to the special budget for reconstruction following the Great East Japan Earthquake.

(North America)

The U.S. real GDP growth in 2012 was 2.2%, an increase of 0.4% from 2011. The U.S. economy, including employment conditions and housing statistics, recovered steadily. Demand for tractors also increased steadily. According to a 2012 report by the Association of Equipment Manufacturers (AEM), industry retail sales of units of tractors under 40hp (horse power) in the U.S. increased by 9.0% and industry retail sales units of tractors from 40 to 100hp in the U.S. increased by 8.5% from the prior year.

In Canada, demand for agricultural machinery increased steadily. As for tractors, industry retail sales units in Canada in 2012 increased by 4.6% from the prior year according to the AEM report.

(Europe)

During 2012, the economy in Europe stagnated with real GDP negative growth of 0.3%. The EU economy exhibited a downward tendency because the economic downturn in Southern European countries that were affected by concerns over government debt negatively influence on the economies of other major EU countries, including Germany.

Demand for construction machinery decreased in 2012. On the other hand, demand for engines was steady due to the demand from the stimulating effects from the tightening of emissions regulations.

(Asia outside Japan)

The Thai economy showed a strong recovery from the flooding in 2011 and Thailand’s real GDP increased by 6.4% in 2012. The agricultural revenues of Thailand’s farmers are on an upward trend due to rice price hikes. These price hikes resulted from implementation of a rice mortgage scheme, which is a de-facto government rice buy-out program with premium prices, and the scheme is continuing.

The Chinese economy has also been continuing its high growth in recent years, but the growth rate of real GDP in 2012 slightly softened to 7.8%. The growth in demand for construction machinery decreased substantially due to stagnation of construction investment. On the other hand, government subsidies for agriculture have increased every year. The budget for subsidies of agricultural machinery in 2012 increased RMB 4.0 billion to RMB 21.5 billion.

(The fiscal year ended March 31, 2013 compared with the fiscal year ended March 31, 2012)

Revenues

For the fiscal year ended March 31, 2013, revenues of the Company increased ¥159.6 billion (15.8%) to ¥1,167.6 billion from the prior fiscal year.

In the domestic market, revenues increased ¥42.3 billion (8.5%) to ¥541.0 billion from the prior fiscal year. Domestic revenues in Farm & Industrial Machinery increased due to steady sales of farm equipment and robust growth in sales of construction machinery and engines. Revenues in Water & Environment also increased owing to sales growth of products related to public works. In addition, revenues in Other increased slightly.

In the overseas market, revenues increased ¥117.3 billion (23.0%) to ¥626.6 billion from the prior fiscal year. Overseas revenues in Farm & Industrial Machinery significantly expanded in North America, Europe and Asia outside Japan, and revenues in Water & Environment and Other also rose. The ratio of overseas revenues to consolidated revenues was 53.7%, 3.2 percentage points higher than for the prior fiscal year.

The Company estimates that the unfavorable impact of foreign currency fluctuations on the Company’s overseas revenues for the year ended March 31, 2013 was approximately ¥10.0 billion. The average exchange rates* of the yen against the U.S. dollar were ¥80 and ¥80 for the fiscal years ended March 31, 2013 and 2012, respectively, and the average exchange rates* of the yen against the Euro were ¥103 and ¥111 for the fiscal years ended March 31, 2013 and 2012, respectively. These currency fluctuations mainly influence revenues in the Farm & Industrial Machinery segment, as the overseas revenues of this segment account for most of the Company’s overseas revenues.

*	The average exchange rate is calculated on a calendar year basis.

Revenues by Reporting Segment

1) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines, and construction machinery.

Revenues in this segment increased 19.2% from the prior fiscal year to ¥851.0 billion and accounted for 72.9% of consolidated revenues.

Domestic revenues increased 12.3% to ¥264.3 billion. Domestic sales of farm equipment increased because sales in the Tohoku area rose owing to the rebound from stagnation in the prior fiscal year, and sales in other areas also increased steadily due to higher rice prices and government subsidies for farmers. Sales of construction machinery and engines substantially increased due to the demand for reconstruction work after the Great East Japan Earthquake.

Overseas revenues increased 22.6% to ¥586.7 billion. In North America, sales of tractors increased substantially due to growth in demand owing to the market recovery. Sales of construction machinery increased significantly owing to the growth in replacement demand from rental companies, and sales of engines also expanded steadily. Revenues in Europe increased sharply due to the effect of the tractor implement business acquisition in the prior fiscal year and higher sales of engines, while sales of tractors and construction machinery decreased owing to the economic downturn and the negative impact of the yen appreciation. In Asia outside Japan, sales of farm equipment rose significantly, mainly in Thailand and China.

2) Water & Environment

Water & Environment comprises pipe-related products (ductile iron pipes, plastic pipes, valves, pumps), environment-related products (environmental control plants and other products), and social infrastructure-related products (industrial castings, spiral welded steel pipes, vending machines, precision equipment, and air-conditioning equipment).

Revenues in this segment increased 7.1% to ¥282.1 billion from the prior fiscal year, and accounted for 24.1% of consolidated revenues.

Domestic revenues increased 5.6% to ¥245.6 billion. Revenues in environment-related products rose significantly owing to higher sales of water and sewage treatment equipment and plants. In addition, revenues in pipe-related products and social-infrastructure-related products also increased. Overseas revenues rose 19.2% to ¥36.5 billion owing to increased sales in ductile iron pipes and valves.

3) Other

Other comprises construction, services, and other business.

Revenues in this segment increased 12.4% to ¥34.6 billion from the prior fiscal year and accounted for 3.0% of consolidated revenues. Revenues generated from construction and other business also increased.

Cost of Revenues, SG&A Expenses, and Other Operating (Income) Expenses

The cost of revenues increased 15.3% from the prior fiscal year to ¥848.1 billion. Cost of revenues as a ratio to consolidated revenues was 72.6%, 0.4 percentage points improved from the prior fiscal year.

Selling, general, and administrative (SG&A) expenses increased 21.3% from the prior fiscal year to ¥206.5 billion. The ratio of SG&A expenses to revenues deteriorated 0.8 percentage points to 17.7%. This increase was mainly due to the recorded SG&A costs of the increased number of subsidiaries, such as newly established overseas subsidiaries and the acquired Kverneland AS.

Other operating income for the year decreased ¥3.6 billion to ¥0.2 billion mainly due to absence of gain from sales of property, plant and equipment arisen in the prior fiscal year.

For further details, refer to Note 18 “SUPPLEMENTAL EXPENSE INFORMATION” on page F-39.

Operating Income

Operating income increased ¥7.5 billion (7.1%) from the prior fiscal year to ¥113.2 billion. The increase in revenues in Farm & Industrial Machinery and Water & Environment and the declines in material costs exceeded the impact of increases in other costs, such as SG&A expenses.

Operating margin for the fiscal year ended March 31, 2013 decreased by 0.8 percentage points to 9.7% from 10.5% for the fiscal year ended March 31, 2012.

The following table sets forth operating income by reporting segment for the last two fiscal years:

	Millions of yen
	2013	2012	Changes
Farm & Industrial Machinery	¥107,967	¥97,776	10.4%
Water & Environment	23,533	17,480	34.6
Other	2,464	2,450	0.6
Adjustment for intersegment eliminations	(20,803)	(12,026)	—

Total	¥113,161	¥105,680	7.1%

Operating income in Farm & Industrial Machinery increased 10.4% to ¥108.0 billion due to increased revenues in Japan and overseas. Operating income in Water & Environment increased 34.6% to ¥23.5 billion supported by steady revenues growth. Operating income in Other was ¥2.5 billion almost the same level as in the prior fiscal year.

Other Income (Expenses)

Other income for the fiscal year was ¥7.3 billion, increasing by ¥12.0 billion compared with ¥4.7 billion of expenses in the prior fiscal year. Major factor of this change includes an improvement in foreign exchange of ¥16.9 billion. On the other hand, valuation loss on derivatives, which are entered into not for speculation but for hedging purposes, partly offsets the positive impact.

Foreign exchange gains or losses generally arise from the revaluation of foreign currency-denominated assets such as notes and accounts receivables at the balance sheet date; the difference between carrying value and settlement value of foreign currency-denominated assets; and valuation on foreign exchange forward contracts and options. U.S. dollar, Euro and Baht-denominated assets accounted for a large portion of foreign exchange gains or losses. The exchange rates of the yen against the U.S. dollar were ¥94 and ¥82 as of March 31, 2013 and 2012, respectively, the yen against the Euro were ¥121 and ¥110 as of March 31, 2013 and 2012, respectively, and the yen against the Baht were ¥3.20 and ¥2.67 as of March 31, 2013 and 2012, respectively.

Income before Income Taxes and Equity in Net Income of Affiliated Companies

Income before income taxes and equity in net income of affiliated companies was ¥120.5 billion, ¥19.5 billion (19.3%) higher than in the prior fiscal year, because of gains in operating income and considerable improvement in other income, including the foreign exchange gain (loss)-net account.

Income Taxes, Equity in Net Income of Affiliated Companies, and Net Income

Income Taxes increased 11.5% from the prior year to ¥40.7 billion, primarily as a result of an increase in Income before Income Taxes. The effective tax rate decreased by 2.4 percentage points to 33.8% from 36.2% of the prior year. The decrease of effective tax rate was mainly due to reduction of corporate tax rates in Japan and a decrease in effective tax rate in Thailand resulting from applied tax breaks for investment. Equity in net income of affiliated companies was ¥1.4 billion, a decrease of ¥0.2 billion from the prior fiscal year. As a result, net income increased 22.9% from the prior fiscal year to ¥81.1 billion.

Net Income Attributable to the Noncontrolling Interests

Net income attributable to the noncontrolling interests increased 67.0% from the prior fiscal year to ¥7.5 billion mainly due to an improvement in the performance of consolidated subsidiaries.

Net Income Attributable to Kubota Corporation

Due to the factors described above, net income attributable to Kubota Corporation increased 19.7% from the prior fiscal year to ¥73.7 billion. Return on shareholders’ equity increased 0.8 percentage points from the prior fiscal year to 10.4%.

Net Income Attributable to Kubota Corporation per ADS

Basic net income attributable to Kubota Corporation per ADS (five common shares) was ¥293, as compared to ¥244 in the prior fiscal year.

Dividends

The Company paid ¥45 per ADS as a year-end cash dividend. Accordingly, including the interim dividend of ¥40 per ADS paid by the Company, the total dividend for the fiscal year ended March 31, 2013 was ¥85 per ADS, which was ¥10 per ADS higher than the prior fiscal year.

Comprehensive Income Attributable to Kubota Corporation

Comprehensive income attributable to Kubota Corporation was ¥128.2 billion, ¥81.8 billion higher than the prior fiscal year. This substantial increase was due to an improvement in foreign currency translation adjustments resulted from the weaker yen, and improvement in pension liability adjustments and unrealized gains on securities affected by the stock market recovery.

(The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011)

Revenues

For the fiscal year ended March 31, 2012, revenues of the Company increased by ¥74.3 billion (8.0%) from the prior fiscal year to ¥1,008.0 billion.

In the domestic market, revenues increased by ¥20.8 billion (4.3%) from the prior fiscal year to ¥498.7 billion due to increased revenues in all reporting segments. Domestic revenues in Farm & Industrial Machinery increased mainly due to favorable sales of construction machinery and engines. Revenues in Water & Environment increased due to steady sales of products related to public works such as environment-related products and revenues in Other also increased.

In overseas markets, revenues increased by ¥53.6 billion (11.8%) from the prior fiscal year to ¥509.3 billion. Revenues in Farm & Industrial Machinery posted a major increase due to steady demand for construction machinery and engines in North America and Europe, and revenues in Water & Environment also increased. However, revenues in Other decreased. The ratio of overseas revenues to consolidated revenues was 50.5%, 1.7 percentage points higher than that in the prior fiscal year.

The Company estimates that the unfavorable impact of foreign currency fluctuations on the Company’s overseas revenues for the fiscal year ended March 31, 2012 was approximately ¥33.0 billion. The average exchange rates of the yen against the U.S. dollar were ¥80 and ¥88 for the fiscal years ended March 31, 2012 and 2011, respectively, and the average exchange rates of the yen against the Euro were ¥111 and ¥116 for the fiscal years ended March 31, 2012 and 2011, respectively. These currency fluctuations mainly influence revenues in the Farm & Industrial Machinery segment, as the overseas revenues of this segment account for most of the Company’s overseas revenues.

Natural disasters such as the Great East Japan Earthquake and the flooding in Thailand in 2011 disrupted parts procurement and power shortages for manufacturing. However, they did not significantly impact the revenues with the exception of the areas of distress.

Revenues by Reporting Segment

1) Farm & Industrial Machinery

Revenues in this segment increased 9.6% from the prior fiscal year to ¥713.9 billion and accounted for 70.8% of consolidated revenues.

Domestic revenues increased 4.0% to ¥235.4 billion. Domestic sales of farm equipment were at almost the same level as in the fiscal prior year. Sales of farm equipment decreased in the area affected by the Great East Japan Earthquake, while they increased in other areas. On the other hand, sales of construction machinery substantially increased and sales of engines increased steadily due to the market recovery including reconstruction demand.

Overseas revenues increased 12.6% to ¥478.5 billion. In North America, sales of tractors increased due to a gain in sales volume as a result of an increase in market share of the Company, and sales of construction machinery significantly increased owing to the market recovery and the effect of launching new products. Sales of engines also increased steadily supported by firm demand. In Europe, sales of construction machinery and engines increased substantially due to an expansion of demand, while sales of tractors were at approximately the same level as the prior fiscal year. In Asia outside Japan, sales of farm equipment showed only slight increases, with the flooding in Thailand in 2011 being the main factor inhibiting a more substantial increase.

2) Water & Environment

Revenues in this segment increased 4.0% to ¥263.3 billion from the prior fiscal year, and accounted for 26.1% of consolidated revenues.

Domestic revenues increased 4.4% to ¥232.7 billion. Sales of pipe-related products were increased mainly due to an increase in sales of pumps. Sales of environment-related products increased resulting from increased orders of waste water treatment equipment and plants. Sales of social-infrastructure-related products increased mainly due to an increase in sales of spiral-welded steel pipes and air-conditioning equipment.

Overseas revenues increased 1.2% to ¥30.6 billion.

3) Other

Revenues in this segment increased 6.3% to ¥30.8 billion from the prior fiscal year, and accounted for 3.1% of consolidated revenues. Sales of other business increased, while construction sales decreased.

Cost of Revenues, SG&A Expenses, and Other Operating (Income) Expenses

The cost of revenues increased 8.4% from the prior fiscal year to ¥735.8 billion. Cost of revenues as a ratio to consolidated revenues was 73.0%, almost the same level as the prior fiscal year.

Selling, general, and administrative (SG&A) expenses increased 2.9 % from the prior fiscal year to ¥170.3 billion. The ratio of SG&A expenses to revenues improved 0.8 percentage points to 16.9% while shipping and handling costs increased approximately ¥2.0 billion from the prior fiscal year due to the sales increase.

Pension costs in the current year and allocation of pension costs to cost of revenues and SG&A expenses were almost the equivalent level as compared with the prior fiscal year.

Other operating income for the year was ¥3.7 billion, compared with ¥3.5 billion of expenses in the prior fiscal year, due to gain from sales of property, plant and equipment, and a decrease in disaster-related losses. For further details, refer to Note 18 “SUPPLEMENTAL EXPENSE INFORMATION” on page F-39.

Operating Income

Operating income increased ¥19.6 billion (22.7%) from the prior fiscal year to ¥105.7 billion, due to an increase in overseas revenues in Farm & Industrial Machinery, company-wide cost reductions and gain on sales of property, plant and equipment.

As a result, operating margin for the fiscal year ended March 31, 2012 increased by 1.3 percentage points to 10.5% from 9.2% for the fiscal year ended March 31, 2011.

The following table sets forth operating income by reporting segment for the last two fiscal years:

	Millions of yen
	2012	2011	Changes
Farm & Industrial Machinery	¥97,776	¥86,487	13.1%
Water & Environment	17,480	15,584	12.2
Other	2,450	2,096	16.9
Adjustment for intersegment eliminations	(12,026)	(18,056)	—

Total	¥105,680	¥86,111	22.7%

Operating income in Farm & Industrial Machinery increased 13.1% to ¥97.8 billion, due to increased overseas revenues and cost reduction. Operating income in Water & Environment increased 12.2% to ¥17.5 billion, supported by steady growth in domestic revenues. Operating income in Other increased 16.9% to ¥2.5 billion.

Other Income (Expenses)

Other expenses for the fiscal year was ¥4.7 billion, decreasing by ¥9.9 billion compared with ¥5.2 billion of income in the prior fiscal year. Major factors of this change include an increase of foreign exchange loss-net of ¥6.0 billion, a decrease of gain on sales of securities-net of ¥4.7 billion, and the impact of the nonmonetary exchange of securities of MS&AD Insurance Group Holdings, Inc. recorded in the prior fiscal year. On the other hand, valuation gain on derivatives, which is not for speculation but for hedging purpose, partly offset these negative impacts.

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

Income before Income Taxes and Equity in Net Income of Affiliated Companies

Income before income taxes and equity in net income of affiliated companies increased by ¥9.6 billion from the prior fiscal year to ¥100.9 billion. An increase of operating income was partially offset by other expenses mentioned above.

Income Taxes, Equity in Net Income of Affiliated Companies, and Net Income

Income Taxes increased 19.1% from the prior fiscal year to ¥36.5 billion, primarily as a result of an increase in Income before Income Taxes. The effective tax rate increased by 2.6 percentage points to 36.2% from 33.6% of the prior fiscal year. The increase of effective tax rate was mainly due to an increase in income before income taxes in overseas subsidiaries where high-tax rates are applied, such as those located in the U.S., and a decrease in income before income taxes in overseas subsidiaries where low-tax rates are applied, such as those located in Thailand. The effective tax rate also increased as a result of a reversal of deferred tax assets resulted from the reduction of corporate tax rates due to the revision of the tax law in Japan. Equity in net income of affiliated companies was ¥1.6 billion, an increase of ¥1.1 billion from the prior fiscal year. As a result, net income increased 8.0% from the prior fiscal year to ¥66.0 billion.

Net Income Attributable to the Noncontrolling Interests

Net income attributable to the noncontrolling interests decreased 28.9% from the prior fiscal year to ¥4.5 billion mainly due to a decrease in net income of some consolidated subsidiaries with noncontrolling interests.

Net Income Attributable to Kubota Corporation

Due to the factors described above, net income attributable to Kubota Corporation increased 12.3% from the prior fiscal year to ¥61.6 billion. Return on shareholders’ equity increased 0.9 percentage points from the prior fiscal year to 9.6%.

Net Income Attributable to Kubota Corporation per ADS

Basic net income attributable to Kubota Corporation per ADS (five common shares) was ¥244, as compared to ¥216 in the prior year.

Dividends

The Company paid ¥40 per ADS as a year-end cash dividend. Accordingly, including the interim dividend of ¥35 per ADS paid by the Company, the total dividend for the fiscal year ended March 31, 2012 was ¥75 per ADS, which was ¥5 per ADS higher than the prior fiscal year.

Comprehensive Income Attributable to Kubota Corporation

Comprehensive income attributable to Kubota Corporation was ¥46.4 billion, ¥22.3 billion higher than the prior fiscal year. This increase was mainly due to a decrease in the negative effect of foreign currency translation adjustments and a turn from unrealized losses on securities into unrealized gains on securities attributable to the stock market recovery.

Critical Accounting Estimates

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of these statements requires the use of estimates and assumptions about future events. Accounting estimates and assumptions discussed in this section are those that the Company considers to be the most critical to an understanding of its financial statements.

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

In preparing the financial statements, the Company utilized the discount rates for calculating the benefit obligation of 1.7% at March 31, 2013 and 2.2% at March 31, 2012. The Company determined expected long-term rates of return on plan assets of 2.5% for each of the fiscal years ended March 31, 2013, 2012 and 2011. As a result of measurements of benefit obligations and fair value of plan assets, the actuarial losses unrealized in net periodic benefit cost were ¥29.7 billion at March 31, 2013, a decrease from ¥39.8 billion at March 31, 2012. This decrease arose mainly due to the amortization of actuarial loss.

The Company recognizes any net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred and the portion between 10% and 20% is amortized over the average participants’ remaining service period (approximately 15 years) while the portion of less than 10% is not amortized. Accordingly, significant changes in assumptions or significant divergences of actual results from the assumptions may have a material effect on periodic benefit cost in the future periods.

Actuarial losses realized in net periodic benefit cost were ¥6.2 billion, ¥0.7 billion and ¥0.5 billion for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, and are estimated to be ¥1.0 billion for the year ending March 31, 2014. Amortization of actuarial loss for the fiscal year ended March 31, 2013 included net actuarial loss in excess of 20% of the benefit obligation, which arose mainly due to the decline in the discount rates.

The expected long-term rates of return on plan assets for the fiscal year ending March 31, 2014 is estimated as 2.5%, the same rate as for the fiscal year ended March 31, 2013.

A lower discount rate increases benefit obligations, which could affect the periodic benefit cost in the following years by an increase in service cost, a decrease in interest cost, and, if amortized, an increase in amortization cost through the amortization of actuarial losses. Each 50 basis point increase or decrease in the discount rate will result in an estimated increase or decrease of ¥8.7 billion on the benefit obligations at March 31, 2013.

A lower expected long-term rate of return on plan assets would decrease the expected return amount in the following year. Each 50 basis point increase or decrease in the expected long-term rates of return on plan assets will result in an estimated increase or decrease of ¥0.6 billion on the periodic benefit cost for the fiscal year ending March 31, 2014.

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

6) Loss Contingencies

The Company is currently facing asbestos-related issues and is a party to certain legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure on a regular basis. If the potential losses from these matters are considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. The Company considers the progress of legal proceedings, recent similar court cases, and other relevant factors in order to assess whether the conditions of loss contingencies are met.

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

Among the above lawsuits, two district courts ruled in favor of Japanese Government and 44 asbestos-related companies including the Company, but the plaintiffs appealed the court ruling immediately after the judgment. The progress of the above case has not provided any developments that would facilitate a better estimation for any of the above assumptions. The Company expects that the degree of uncertainty related to each of the assumptions will decrease as the lawsuits significantly progress, but is currently unable to predict when any of them will be resolved. Finally, because similar asbestos-related cases in Japan are still pending and have not been finally concluded, the Company is not able to use them as a reference in estimating the above assumptions. However, as additional information becomes available, the Company reassesses the potential liability and may revise the estimates. Subsequent revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position in the period they are made.

New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued a new accounting standard related to the presentation of offsetting assets and liabilities in financial statements in order to clarify the intended scope of the standard issued in December 2011. The new standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The purpose of this issuance is to eliminate differences between U.S. GAAP and International Finance Reporting Standards (“IFRS”) in order to enhance the comparability of statements prepared on the basis of U.S. GAAP and IFRS. The standard is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods, and should be applied retrospectively for all comparative periods presented. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued a new accounting standard related to the presentation for the net income effects of amounts reclassified out of accumulated other comprehensive income. This new standard requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component as well as to present, either on the face of the statement of income or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified to net income in their entirety, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The standard is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements

In March 2013, the FASB issued a new accounting standard related to a parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The purpose of this standard is to resolve the diversity in practice which included application of either a deconsolidation or derecognition model for releasing the related cumulative translation adjustment into net income. The FASB concluded that the cumulative transaction adjustments should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of foreign entity in which the subsidiaries or group of asset had resided. This new standard is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

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

As of March 31, 2013, the Company’s total cash and cash equivalents was ¥110,535 million. Out of total cash and cash equivalents, ¥49,123 million was held outside of Japan in various overseas subsidiaries as of March 31, 2013. Under current tax laws and regulations, if cash and cash equivalents associated with the overseas subsidiaries’ unremitted earnings were to be repatriated to the Company, the Company would be subject to additional Japanese income taxes and foreign withholding taxes in certain countries, and therefore provisions have been recorded for unremitted earnings of all overseas subsidiaries since those earnings are not considered to be permanently reinvested.

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

At the end of March 2013, the amount of interest-bearing debt increased ¥99.3 billion from the prior fiscal year, to ¥460.5 billion mainly due to an increase in finance receivables resulted from increased revenues. Of the ¥460.5 billion, ¥394.5 billion was borrowings from financial institutions, and the remaining ¥66.0 billion consisted of corporate bonds.

The currencies in which the Company borrows are mainly Japanese yen, U.S. dollars and Thai Baht. There are no restrictions regarding the manner in which the funds may be used. The amount of short-term borrowings at March 31, 2013 was ¥118.9 billion and the weighted average interest rate was 1.4% (U.S. dollar 0.6%, Thai Baht 2.7%, others 1.3%). The amount of long-term debt excluding capital lease obligations at March 31, 2013 was ¥337.4 billion and the weighted average interest rate, which included both fixed and floating rates was 1.4% (Japanese yen 0.8%, U.S. dollar 1.5%, others 2.6%). As for corporate bonds, the outstanding issue was ¥66.0 billion at the end of March 2013.

Regarding the lines of credit, the Company has established committed lines of credit totaling ¥20.0 billion with certain Japanese banks. However, the Company currently does not use these lines.

There are restrictive covenants related to the borrowings including negative pledges, rating trigger and minimum net worth. The rating trigger states that the Company shall keep or be higher than the “BBB—” rating by Rating and Investment Information, Inc. and the minimum net worth covenant states that the Company shall maintain total equity of more than ¥495.1 billion on the consolidated financial statement and more than ¥307.3 billion on the separate financial statement of the parent company. The Company is in compliance with these restrictive covenants as of March 31, 2013. With regard to the maturity profile of these borrowings, refer to Item 5. F “Tabular Disclosure of Contractual Obligations” on page 32.

The Company plans its capital expenditures considering future business demand and cash flows. As of March 2013, the Company has planned to invest approximately ¥55.0 billion in the fiscal year ending March 31, 2014. The Company intends to fund its investment basically through cash provided by operating activities and to also utilize available borrowings from financial institutions. The Company’s current commitments for capital expenditures are not material.

The Company has underfunded pension liabilities of ¥28.8 billion in the defined benefit pension/severance indemnity plan, which relate primarily to the parent company, as of the end of March 2013. If the funded status of the plan declines below the required level, the Company would need to make an additional contribution as a special contribution. The Company’s contributions to pension plans for the year ending March 31, 2014 are expected to be ¥14.0 billion, including special contribution.

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with repurchases of treasury stock. The Company uses net cash provided by operating activities for these dividends and repurchases.

The amount of working capital increased by ¥89.8 billion from the prior fiscal year-end to ¥419.8 billion. Accordingly, the ratio of current assets to current liabilities increased by 9.0 percentage points to 170.6% due to an increase in current assets resulting from increases in notes and accounts receivables and inventories. There is some seasonality to the Company’s liquidity and capital resources because a high percentage of the notes and accounts receivable from local governments is collected during April through June each year. Currently, the Company believes its working capital is sufficient for the Company’s present requirements.

All things considered, the Company believes that it can support its current and anticipated capital and operating requirements for the foreseeable future.

Cash Flows

Net cash provided by operating activities during the year under review was ¥51.0 billion, a decrease of ¥28.9 billion in cash inflow compared with the prior fiscal year. This decrease in cash inflow was mainly due to the changes in working capital, such as notes and accounts receivable and trade notes and accounts payable partially offset by a decrease in income taxes payable and increase in net income.

Net cash used in investing activities was ¥69.2 billion, a decrease of ¥0.7 billion in cash outflow compared with the prior fiscal year. The decrease in cash outflow, such as the decrease in expenditures for the acquisition of businesses and the shrinkage of the incremental amount in finance receivables, exceeded the increase in cash outflow due to the decrease of proceeds from sales of property, plant, and equipment and purchases of fixed assets.

Net cash provided by financing activities was ¥21.7 billion, an increase of ¥34.9 billion in cash inflow compared with the prior fiscal year. This increase was mainly due to an increase in cash inflow from fund procurement and a decrease in cash outflow for the purchase of treasury stock. Meanwhile, cash outflow due to purchases of noncontrolling interests increased.

As a result, after taking account of the effects of fluctuations in exchange rates, cash and cash equivalents at the end of March 31, 2013 were ¥110.5 billion, an increase of ¥10.0 billion from the prior fiscal year-end.

Assets, Liabilities, and Equity

1) Assets

Total assets at the end of March 2013 amounted to ¥1,743.7 billion, an increase of ¥256.0 billion (17.2%) from the prior fiscal year-end.

As for assets, notes and accounts receivable, inventories, and short- and long-term finance receivables increased due to higher revenues and the yen depreciation from the prior fiscal year-end.

2) Liabilities

Total liabilities amounted to ¥933.1 billion, an increase of ¥152.6 billion (19.6%) from the end of the prior fiscal year.

Among liabilities, trade accounts payable increased. Additionally, short-term borrowings and long-term debt increased related to the increase in finance receivables.

3) Equity

Total equity amounted to ¥810.6 billion, an increase of ¥103.4 billion (14.6%) from the end of the prior fiscal year.

Equity increased because of the accumulation of retained earnings and a significant improvement in accumulated other comprehensive loss. The shareholders’ equity ratio* was 43.5%, 0.4 percentage points lower than at the prior fiscal year-end. The debt-to-equity ratio** was 60.7%, 5.4 percentage points higher than at the prior fiscal year-end.

*	Shareholders’ equity ratio = shareholders’ equity / total assets
**	Debt-to-equity ratio = interest-bearing debt / shareholders’ equity

Derivatives

To offset currency and interest rate fluctuation risks, the Company uses various types of derivatives, including foreign exchange forward contracts, foreign currency option contracts, cross-currency swap contracts, cross-currency interest rate swap contracts, and interest rate swap contracts. As a basic policy, the Company conducts its derivative transactions within the range of its outstanding credit and obligations, and the Company does not engage in speculative derivative transactions. The counterparties for the Company’s derivative transactions are financial institutions with high creditworthiness; therefore, the Company does not anticipate any credit losses on such transactions. For more specific details, refer to Note 15 “DERIVATIVE FINANCIAL INSTRUMENTS” on page F-34.

C. Research and Development, Patents and Licenses, etc

Research and Development

The following table shows the Company’s research and development expenses for the last three fiscal years:

	Millions of yen
	2013	2012	2011
R&D Expenses	¥31,214	¥27,856	¥25,042
As a percentage of consolidated revenues	2.7%	2.8%	2.7%

The R&D activities are conducted principally in R&D departments in each business division and subsidiary. In its business divisions and subsidiaries, there are 25 R&D departments. Each department promotes the R&D activities fortifying each business.

The total R&D expenses of the three reporting segments, which are Farm & Industrial Machinery, Water & Environment and Other segment, were ¥24.4 billion, ¥5.7 billion, and ¥1.1 billion, respectively.

Patents and Licenses

The Company does not rely on any specific individual licenses or patents. As of March 31, 2013, the Company held 4,877 patents, 1,162 design rights and 826 trademarks in Japan and 1,302 patents, 94 utility model registrations, 630 design rights and 1,020 trademarks outside Japan. A utility model registration is a right granted under Japanese law and in certain other countries to inventions of lesser originality than those which qualify for patents. Although patent rights are important to the Company, the Company does not believe that the expiration of any single patent or group of related patents would materially affect Kubota’s business. Kubota grants licenses to others to use its technology including its patents, and obtains licenses under patents from third parties for technological assistance on a royalty basis. In fiscal 2013, royalty income and expenses were ¥756 million and ¥688 million, respectively, under such licensing arrangements.

D. Trend Information

Outlook for the Next Fiscal Year

The Company forecasts that consolidated revenues for the year ending March 31, 2014 will increase substantially compared with the current year. Domestic revenues are forecast to increase due to increases in revenues in all reporting segments. Overseas revenues are forecast to increase sharply due to higher revenues in Farm & Industrial Machinery. Among revenues in this segment, revenues in North America, Europe and Asia outside Japan are expected to increase substantially owing to the impact of the yen depreciation.

The Company forecasts that operating income will increase substantially from the current year, due to the effect of higher revenues and the substantial positive change of yen exchange. The Company also expects that Income before income taxes and equity in net income of affiliated companies and net income attributable to Kubota Corporation will increase.

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

According to the Company’s basic policy, the Company started a program of consolation payments to patients with mesothelioma who lived near the former plant and to the families of residents who died from mesothelioma. In April 2006, the Company decided to establish a relief payment program in place of the consolation payment program and make additional payments to the residents to whom consolation payment were eligible to be paid or payable.

Since the Company established its internal policies and procedures for the relief payment program, the Company has received claims for relief payments from 267 residents and made payments to 248 of those residents after carefully reviewing those claims as of March 31, 2013.

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

With regard to current and former employees of the Company who are suffering from or have died of asbestos-related disease, in accordance with the Company’s internal policies, the Company pays compensation which is not required by law. The compensation from the Company is paid to eligible employees upon designation as patients for asbestos-related diseases under the Workers’ Accident Compensation Insurance (the “Insurance”). In such case that an employee dies during medical treatment and is designated as a patient for asbestos-related diseases under the Insurance for bereaved families, the compensation for asbestos-related disease for the bereaved family is also paid.

The cumulative number of current and former employees who are eligible for compensation that is not required by law but provided in accordance with the Company’s internal policies was 176 as of the end of March 2011, 181 as of the end of March 2012, and 184 as of the end of March 2013.

In August 2006, the Company announced that the Company would provide a donation of ¥1.2 billion to Hyogo College of Medicine made over 10 years and a ¥0.5 billion donation to Osaka Medical Center for Cancer and Cardiovascular Diseases over five years. The Company donated ¥0.1 billion as a contribution for the year ended March 31, 2013.

As a result of the asbestos issue becoming an object of public concern, the Japanese government established the New Asbestos Law in March 2006. The New Asbestos Law was enacted for the purpose of promptly providing relief to people suffering from asbestos-related diseases who are not eligible for relief by compensation in accordance with the Insurance. The relief aid payments are contributed by the national government, municipal governments, and business entities which operated a business closely related to asbestos and have been required to contribute commencing from the year ended March 31, 2008.

Contingencies Regarding Asbestos-Related Matters

The Company expenses payments for the health hazard of asbestos to certain residents who lived near the Company’s plant and current and former employees when the Company determines that a payment is warranted. Though the Company is not certain if the claimants who are currently under review will meet the Company’s specified criteria at the time of filing claims with the Company, the Company also accrues the possible payments calculated by using the historical designation rate of the Company’s payment program since the payments to those claimants are considered to be probable. In addition, a special contribution in accordance with the New Asbestos Law is expensed. The amount of these expenses during the year ended March 31, 2013 was approximately ¥850 million.

Of the ¥850 million, ¥525 million represented expenses relating to the payment for the residents who lived near the Company’s plant under the relief payment program established in April 2006. The Company believes it is not possible to reasonably estimate the number of residents and current and former employees that will apply for the program.

The following is roll forward information for the status of claimants who have filed with the Company for payments for the past three years:

(i)	the number of claimants that are currently under review under the Company’s specified criteria as of the beginning of the year

(ii)	the number of new claimants added during the year

(iii)	the number of claimants it has been decided will be paid during the year

(iv)	the number of claimants denied under such criteria during the year

(v)	the number of claimants under review at the end of the period

(vi)	the number of claimants whose payments are considered to be remote at the end of the period

•	Current and former employees

	2013	2012	2011
(i)	—	—	—
(ii)	3	5	6
(iii)	3	5	6
(iv)	—	—	—
(v)	—	—	—
(vi)	—	—	—

•	Residents

	2013	2012	2011
(i)	5	7	8
(ii)	14	16	21
(iii)	15	18	22
(iv)	—	—	—
(v)	4	5	7
(vi)	13	13	12

The Company deemed that payments to those claimants categorized in (vi) to be remote because:

(1) they have not yet submitted sufficient evidence which should meet our payment criteria, and

(2) it has been over a few years since their initial filing with the Company but they have not submitted any additional evidence to satisfy our payment criteria in almost the entire pending period

Since our relief payment program has been established voluntarily from the view point of CSR, we operate our program with a policy to never deny claims unless there is clear evidence that such claims do not meet our payment criteria.

For the following reasons, the number of resident claimants under review at the end of the period in the above table (categorized in (v)) is not equal to the residual accumulated number of claimants after deducting the accumulated number of those who have been already paid (disclosed in “Background”, on page 29):

(1) the number of resident claimants at the end of period categorized in (v) on the above table does not include those resident claimants whose payments are considered to be remote categorized in (vi).

(2) on page 29, the accumulated number of those who have been already paid is accounted for a cash basis.

At the end of March 2013, the 19 claimants (267-248) consist of 2 resident claimants who have been decided to be paid, but have not yet been paid (part of (iii)), 13 resident claimants whose payments are considered to be remote (categorized in (vi)) and 4 residual resident claimants who are still under review at the end of the period (categorized in (v)).

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

The following is a quantified table for the resident claimants who are under review with the Company, whether they are still under review or have already been designated as patients for asbestos-related disease under the New Asbestos Law. Those are included in Residents (v) of the above roll forward information:

(i)	the number of resident claimants who have been designated as patients for asbestos-related disease under the New Asbestos Law

(ii)	the number of resident claimants who are still under review under the New Asbestos Law

	2013	2012	2011
(i)	4	5	6
(ii)	—	—	1

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

*applicants:	those who apply to the government and such related organizations for designation as patients for asbestos-related diseases under the Workers’ Accident Compensation Insurance (the “Insurance”) or under New Asbestos Law.

**claimants:	those who file claims with the Company under its consolation payment, relief payment and compensation payment program.

As a result of this fact, the estimate of losses for future possible payments does not include the applicants currently under review or potential future applicants.

The Company is currently a defendant in litigation relating to asbestos. Section 6) Loss Contingencies of accounting estimate in Item 5. A on page 25 and Asbestos-related lawsuits in Item 8 on page 44 describe details of the litigation and contingencies.

Subsequent Events

On May 10, 2013, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2013 of ¥9 per common share (¥45 per five common shares) or a total of ¥11,307 million.

E. Off-balance Sheet Arrangements

The Company provides guarantees to distributors, including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2013 was ¥9.5 billion.

F. Tabular Disclosure of Contractual Obligations

The following summarizes contractual obligations at March 31, 2013.

	Millions of yen
		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Short-term borrowings	¥118,860	¥118,860	¥—	¥—	¥—
Capital lease obligations	4,222	769	1,377	916	1,160
Long-term debt	337,435	67,528	147,249	102,031	20,627
Deposits from customers	3,775	3,775	—	—	—
Operating lease obligations	3,049	1,033	1,241	532	243
Commitments for capital expenditures	1,862	1,862	—	—	—
Contributions to defined pension plans	14,000	14,000	—	—	—
Interest payments	16,110	7,084	6,413	2,267	346

Total	¥499,313	¥214,911	¥156,280	¥105,746	¥22,376

Long-term debt represents unsecured bonds and loans principally from banks and insurance companies. Payments due by periods for interest payments are calculated using the contract rate of each borrowing or debt and derivative financial instruments at March 31, 2013.

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

The Company recorded liabilities for unrecognized tax benefits of ¥2,211 million at March 31, 2013, which are not included in the above tables because it is unable to make reasonable estimates of the periods of settlement.

G. Safe Harbor

All information disclosed under Item 5.E and F, except for historical facts, is deemed to be a “forward-looking statement” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. See “Cautionary Statement with Respect to Forward-Looking Statements” for additional information.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following sets forth the information about the Company’s Directors, Executive Officers and Audit & Supervisory Board Members as of the date of filing of this annual report, together with their respective dates of birth and positions. The term of office of all Directors will expire at the conclusion of the ordinary general meeting of shareholders which will be held in 2014.

Name (Birthday)	Number of company shares owned as of June 21, 2013	Current positions and brief occupational history (including responsibilities in other companies)
Yasuo Masumoto (April 21, 1947)	65,000 Shares	Representative Director, Chairman, President & CEO of Kubota Corporation
		January 2011:	Representative Director, Chairman, President & CEO of Kubota Corporation (to present)
		January 2009:	Representative Director, President & CEO of Kubota Corporation
		April 2008:	Executive Vice President and Director of Kubota Corporation
April 2007:

In charge of Tokyo Head Office,

General Manager of Water, Environment & Infrastructure Consolidated Division,

General Manager of Tokyo Head Office,

General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division,

General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

		April 2006:	Executive Managing Director of Kubota Corporation
		April 2005:	Deputy General Manager of Industrial & Material Systems Consolidated Division
		January 2005:	In charge of Quality Assurance & Manufacturing Promotion Dept.
		June 2004:	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division
		April 2004:	Managing Director of Kubota Corporation, In charge of Manufacturing Planning & Promotion Dept.
		April 2003:	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division
		June 2002:	Director of Kubota Corporation
		October 2001:	General Manager of Farm Machinery Division
		April 1971:	Joined Kubota Corporation

Tetsuji Tomita (March 6, 1950)	38,000 Shares	Representative Director and Executive Vice President of Kubota Corporation, General Manager of Strategic Business Headquarters

		April 2013:	General Manager of Strategic Business Headquarters (to present)
		August 2012:	In charge of European Operation and American Operation–North and South
		April 2012:	In charge of Corporate Staff
		April 2011:	Representative Director and Executive Vice President of Kubota Corporation (to present)
		April 2009:	Representative Director and Senior Managing Executive Officer of Kubota Corporation
		January 2009:	General Manager of Farm & Industrial Machinery Consolidated Division
		January 2009:	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division
		April 2008:	Managing Director of Kubota Corporation
		June 2005:	Director of Kubota Corporation
		April 2004:	President of Kubota Tractor Corporation
		April 1973:	Joined Kubota Corporation

Name (Birthday)	Number of company shares owned as of June 21, 2013	Current positions and brief occupational history (including responsibilities in other companies)
Satoru Sakamoto (July 18, 1952)	33,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation, In charge of China Operation

		August 2012:	In charge of China Operation (to present)
		April 2012:	In charge of Farm & Industrial Machinery Domain, General Manager of Business Development Headquarters
		June 2011:	In charge of Global IT Management Office
		April 2011:	Director and Senior Managing Executive Officer of Kubota Corporation (to present)
		October 2010:	In charge of Planning & Control Headquarters
		April 2009:	Director and Managing Executive Officer of Kubota Corporation
		April 2009:	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.
		June 2006:	Director of Kubota Corporation
		April 2006:	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd.
		April 1976:	Joined Kubota Corporation

Masatoshi Kimata (June 22, 1951)	49,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Procurement Headquarters

		April 2013:	General Manager of Procurement Headquarters (to present)
		August 2012:	Administrative Officer- Corporate Staff, General Manager of Water Engineering & Solution Division
		June 2012:	Director and Senior Managing Executive Officer of Kubota Corporation (to present)
		April 2012:	In charge of Water & Environment Domain, General Manager of Tokyo Head Office
		August 2010:	President of SIAM KUBOTA Corporation Co., Ltd.
		July 2010:	Senior Managing Executive Officer of Kubota Corporation
		June 2009:	Managing Executive Officer of Kubota Corporation
		April 2009:	Director and Managing Executive Officer of Kubota Corporation
		April 2009:	Deputy General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
		April 2008:	Managing Director of Kubota Corporation
		April 2007:	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division
		June 2005:	Director of Kubota Corporation
		October 2001:	General Manager of Tsukuba Plant
		April 1977:	Joined Kubota Corporation

Name (Birthday)	Number of company shares owned as of June 21, 2013	Current positions and brief occupational history (including responsibilities in other companies)
Toshihiro Kubo (April 5, 1953)	24,000 Shares	Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Human Resources & General Affairs Headquarters, General Manager of Head Office
		April 2013:	Director and Senior Managing Executive Officer of Kubota Corporation (to present)
		April 2012:	General Manager of Human Resources & General Affairs Headquarters (to present)
		June 2011:	Director and Managing Executive Officer of Kubota Corporation
		April 2011:	Managing Executive Officer of Kubota Corporation
		June 2010:	In charge of Secretary Dept. and Corporate Communications Dept.
		April 2010:	General Manager of Head Office (to present)
		April 2010:	In charge of Personnel Dept., Secretary & Public Relations Dept., General Affairs Dept., and Tokyo Administration Dept.
		June 2009:	Executive Officer of Kubota Corporation
		April 2009:	Deputy General Manager of Water & Environment Systems Consolidated Division, General Manager of Water & Environment Systems, Social Infrastructure Business Promotion Headquarters, Water & Environment Systems, Social Infrastructure Production Control Dept.
		April 2009:	Director and Executive Officer of Kubota Corporation
		June 2007:	General Manager of Production Control Headquarter in Water, Environment & Infrastructure Consolidated Division and Coordination Dept. in Water, Environment & Infrastructure Consolidated Division
		June 2007:	Director of Kubota Corporation
		October 2005:	General Manager of Planning Dept. in Ductile Iron Pipe Division
		April 1979:	Joined Kubota Corporation

Shigeru Kimura (September 10, 1953)	21,000 Shares	Director and Managing Executive Officer of Kubota Corporation, General Manager of Planning & Control Headquarters
		June 2012:	Director and Managing Executive Officer of Kubota Corporation (to present)
		April 2011:	Managing Executive Officer of Kubota Corporation
		October 2010:	General Manager of Planning & Control Headquarters (to present)
		June 2009:	Executive Officer of Kubota Corporation
		April 2009:	Director and Executive Officer of Kubota Corporation
		April 2009:	In charge of Corporate Planning & Control Dept. (assistant)
		June 2008:	Director of Kubota Corporation
		December 2002:	General Manager of Finance & Accounting Dept.
		April 1977:	Joined Kubota Corporation

Yuzuru Mizuno (January 21, 1948)	25,000 Shares	Director of Kubota Corporation, Executive Vice President of Matsushita Real Estate Co., Ltd.
		June 2009:	Director of Kubota Corporation (to present)
		July 2008:	Executive Vice President of Matsushita Real Estate Co., Ltd. (to present)
		June 2005:	Corporate Auditor of Kubota Corporation
		July 2004:	Executive Director of Matsushita Electric Industrial Co., Ltd., In charge of Corporate Finance & Investor Relations
		February 2004:	Director (non full-time) of Nippon Otis Elevator Company
		October 2000:	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.
		October 2000:	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.
		June 1998:	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.
		December 1995:	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.
		April 1970:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

Name (Birthday)	Number of company shares owned as of June 21, 2013	Current positions and brief occupational history (including responsibilities in other companies)
Junichi Sato (March 26, 1950)	8,000 Shares	Director of Kubota Corporation, Senior Executive Officer of Daikin Industries, Ltd., In charge of Global Air-Conditioning Business (excluding Japan) and Refrigeration Business

		June 2012:	In charge of Refrigeration Business of Daikin Industries, Ltd. (to present)
		June 2011:	Director of Kubota Corporation (to present)
		June 2007:	In charge of Global Sales Strategies for Commercial and Industrial Refrigeration (excluding Japan) of Daikin Industries, Ltd.
		June 2007:	In charge of Global Sales Strategies for Air-Conditioning Business (excluding Japan) of Daikin Industries, Ltd. (to present)
		May 2005:	General Manager Global Operations Division of Daikin Industries, Ltd.
		June 2004:	Senior Executive Officer of Daikin Industries, Ltd. (to present)
		June 2004:	In charge of Global Operations Division, Air-Conditioning Operations in the Europe/Middle East/Africa Region and President & Managing Director of Daikin Europe N.V.
		June 2003:	Senior Associate Officer of Daikin Industries, Ltd.
		June 2000:	In charge of Global Operations Division, Air-Conditioning Operations in the Europe Region and President & Managing Director of Daikin Europe N.V.
		June 2000:	Associate Officer of Daikin Industries, Ltd.
		July 1998:	President & Managing Director of Daikin Europe N.V.
		December 1973:	Joined Daikin Industries, Ltd.

Hirokazu Nara	36,000 Shares	Audit & Supervisory Board Member of Kubota Corporation
(October 2, 1948)
		June 2011:	Audit & Supervisory Board Member of Kubota Corporation (to present)
		April 2011:	Director of Kubota Corporation
		October 2010:	General Manager of Tokyo Head Office
		April 2009:	General Manager of Water & Environment Systems Consolidated Division
		April 2009:	Representative Director and Senior Managing Executive Officer of Kubota Corporation
		April 2007:	Managing Director of Kubota Corporation
		April 2007:	In charge of Corporate Staff Section (assistant)
		October 2005:	In charge of Corporate Planning & Control Dept.
		June 2005:	Director of Kubota Corporation
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

General Manager of Corporate Planning & Control Dept.

		April 1971:	Joined Kubota Corporation

Name (Birthday)	Number of company shares owned as of June 21, 2013	Current positions and brief occupational history (including responsibilities in other companies)
Hiroshi Shiaku	12,000 Shares	Audit & Supervisory Board Member of Kubota Corporation
(March 10, 1951)		June 2011:	Audit & Supervisory Board Member of Kubota Corporation (to present)
		June 2008:	Audit & Supervisory Board Member of Kubota Matsushita Exterior Works Co., Ltd. (subsequently, KMEW Co., Ltd.)
		June 2003:	General Manager of Compliance Auditing Dept.
		April 1973:	Joined Kubota Corporation

Masaharu Kawachi	0 Shares	Audit & Supervisory Board Member of Kubota Corporation
(February 4, 1953)		June 2013:	Audit & Supervisory Board Member of Kubota Corporation (to present)
		February 2013:	Retired Sumitomo Chemical Company, Limited
		April 2010:	General Manager of Pharmaceutical Chemicals Division
		March 2008:	General Manager of Pharmaceutical Bulk Division
		April 2005:	General Manager of Planning & Coordination Office of Fine Chemicals Sector
		February 2002:	Senior Manager of Specialty Chemicals Division
		April 1975:	Joined Sumitomo Chemical Co., Ltd. (subsequently, Sumitomo Chemical Company, Limited)

Akira Negishi	8,000 Shares	Audit & Supervisory Board Member of Kubota Corporation
(March 23, 1943)		June 2011:	Audit & Supervisory Board Member of Kubota Corporation (to present)
		April 2006:	Registered as an attorney with Osaka Bar Association (to present)
		April 2006:	Professor of Konan Law School (to present)
		April 2006:	Honorary Professor of Kobe University (to present)
		March 2006:	Retirement from Kobe University
		April 1998:	Vice President of Kobe University
		April 1996:	Head of faculty of law in Kobe University
		April 1978:	Professor of faculty of law in Kobe University
		April 1969:	Assistant professor of faculty of law in Kobe University
		April 1965:	19th Legal Apprenticeship

Name (Birthday)	Number of company shares owned as of June 21, 2013	Current positions and brief occupational history (including responsibilities in other companies)
Ryoji Sato	2,000 Shares	Audit & Supervisory Board Member of Kubota Corporation
(December 7, 1946)		April 2012:	Professor of Graduate School of Accountancy in Waseda University (to present)
		June 2011:	Audit & Supervisory Board Member of Kubota Corporation (to present)
		May 2011:	Retired from Senior Advisor of Deloitte Touche Tohmatsu LLC
		November 2010:	Senior Advisor, Deloitte Touche Tohmatsu LLC
		June 2007:	Executive Member, Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu Limited)
		June 2007:	Chief Executive Officer of Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC)
		June 2004:	Representative Partner and Managing Partner, Tokyo Office of Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC)
		June 2001:	Managing Partner, Tokyo Office of Tohmatsu & Co. (currently, Deloitte Touche Tohmatsu LLC)
		June 1997:	Board member of Tohmatsu & Co. (currently, Deloitte Touche Tohmatsu LLC)
		April 1975:	Registered as a Certified Public Accountant with the Japanese Institute of Certified Public Accountants (to present)
		October 1971:	Joined Tohmatsu Awoki & Co. (currently, Deloitte Touche Tohmatsu LLC)

Yuzuru Mizuno and Junichi Sato are outside directors as stipulated in the Corporate Law of Japan. Masaharu Kawachi, Akira Negishi and Ryoji Sato are outside audit & supervisory board members as stipulated in the Corporate Law of Japan.

The Company notified the Japanese stock exchanges of (all of its five outside) directors and outside audit & supervisory board members as “independent directors/auditors” pursuant to the regulations of the Japanese stock exchanges. The definition of the “independent director/auditor” is different from that of the independent directors under the corporate governance standards of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended above.

Among Directors or Audit & Supervisory Board Member of Kubota Corporation, there is no family relationship. No Directors or Audit & Supervisory Board Member, except Yuzuru Mizuno, Junichi Sato, Akira Negishi and Ryoji Sato have business activities outside the Company. Two Directors, Yuzuru Mizuno and Junichi Sato, serve as a director or an executive officer of other companies as above mentioned

There is not any arrangement or understanding with major shareholders, customers, suppliers or others pursuant to which any person named above was selected as a Director or a Audit & Supervisory Board Member.

The Company is not dependent on specific Directors, researchers, or any other entity for its management.

The following sets for the information about the Executive Officers excluding persons who also hold the post of Directors as of the date of filing of this annual report, together with their respective positions and responsibilities. Please refer to Item 6. C “Board Practices” on page 41 for details of the Executive Officer System

Title	Name	Responsibilities and important concurrent offices
Senior Managing Executive Officer	Nobuyuki Toshikuni	General Manager of Research & Development Headquarters, General Manager of Water & Environment R&D

Managing Executive Officer	Kenshiro Ogawa	General Manager of Quality Assurance & Manufacturing Headquarters, General Manager of Health & Safety Promotion Headquarters

Managing Executive Officer	Satoshi Iida	General Manager of Farm & Utility Machinery Division, General Manager of Farm & Utility Machinery International Operation

Managing Executive Officer	Yujiro Kimura	General Manager of Pipe System Division

Managing Executive Officer	Shinji Sasaki	General Manager of Engine Division

Managing Executive Officer	Yuichi Kitao	President of Kubota Tractor Corporation

Executive Officer	Taichi Itoh	Deputy General Manager of CSR Planning & Coordination Headquarters, General Manager of CSR Health Dept.

Executive Officer	Hiroshi Matsuki

General Manager of Water & Environment Sales Promotion Headquarters,

Deputy General Manager of Human Resources & General Affairs Headquarters,

General Manager of Water & Environment Planning & Control Dept.,

General Manager of Tokyo Head Office

Executive Officer	Kunio Suwa	General Manager of CSR Planning & Coordination Headquarters

Executive Officer	Toshihiko Kurosawa	General Manager Strategic Business Promotion Dept.

Executive Officer	Hiroshi Kawakami	President of SIAM KUBOTA Corporation Co., Ltd.

Executive Officer	Satoshi Machida	General Manager of Farm & Utility Machinery Engineering Headquarters

Executive Officer	Masaharu Tabata	Deputy General Manager of Quality Assurance & Manufacturing Headquarters

Executive Officer	Yoshiyuki Fujita	General Manager of Global Management Promotion Dept.

Executive Officer	Kaoru Hamada	General Manager of Materials Division, General Manager of Materials Business Unit

Executive Officer	Takashi Uei	President of Kubota China Holdings Co., Ltd., President of Kubota Environmental Engineering (SHANGHAI) Co., Ltd.

Executive Officer	Hironobu Kubota	President of Kubota Manufacturing of America Corporation, President of Kubota Industrial Equipment Corporation

Executive Officer	Junji Ogawa	General Manager of Water Engineering & Solution Division

Executive Officer	Yasuo Nakata	General Manager of Construction Machinery Division, General Manager of Planning & Sales Promotion Dept. in Construction Machinery Division

Executive Officer	Masato Yoshikawa	General Manager of Corporate Planning & Control Dept.

Executive Officer	Kazuhiro Kimura	General Manager of Electronic Equipped Machinery Division, General Manager of Electronic Equipped Machinery Planning and Sales Promotion Dept.

Executive Officer	Dai Watanabe	President of Kubota Europe S.A.S.

Executive Officer	Haruyuki Yoshida	General Manager of Farm & Industrial Machinery International Operations Headquarters, General Manager of Farm and Industrial Machinery Planning and Control Dept.

B. Compensation

The following table sets forth the aggregate remunerations, including bonuses and other financial benefits given in consideration of the performance of duties (collectively, the “remunerations”), paid by the Company in fiscal year 2013 to all Directors and Audit & Supervisory Board Members of the Company:

		Millions of yen
Title	Number	Total	Remuneration	Bonuses
Director (excluding Outside Director)	8	460	323	137
Audit & Supervisory Board Member (excluding Outside Audit & Supervisory Board Member)	2	60	60	—
Outside Director and Outside Audit & Supervisory Board Member	5	68	68	—

Notes:

1.	The above remunerations for Directors of Kubota Corporation do not include the salary for employees’ portion of certain Directors. The salary for employees’ portion of certain Directors is not material.

2.	The remunerations for Directors are determined at the meeting of the Board of Directors based on the report of the Compensation Council within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of operating results of the Company, compensation levels of other companies, wage level of employees of the Company. The Compensation Council is composed of Representative Directors excluding the President and executive officers in charge of indirect departments. The report of the Compensation Council is submitted to the meeting of the Board of Directors after the approval of the President. The remunerations for Audit & Supervisory Board Members are determined upon consultation among Audit & Supervisory Board Members within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of the roles of the respective Audit & Supervisory Board Members.

The following table sets forth the names, titles and amounts of remunerations paid by the Company to persons whose remunerations equaled or exceeded ¥100 million for the fiscal year ended March 31, 2013:

Title and Name	Millions of yen
	Total	Remuneration	Bonuses
Yasuo Masumoto	135	101	34

C. Board Practices

Directors and Audit & Supervisory Board Members shall be elected by the general meeting of shareholders. The Board of Directors has ultimate responsibility for administration of the Company’s affairs. The Board of Directors may, by its resolution, appoint one Chairman of the Board of Directors, one Vice Chairman of the Board of Directors, one President-Director, and one or more Vice President-Directors, Executive Managing Directors and Managing Directors. The Board of Directors shall, by its resolution, appoint Representative Directors. A Japanese joint stock corporation with audit & supervisory board members, such as the Company, is not obliged under the Corporate Law of Japan to have any outside directors on its board of directors. However, the Company has had two Outside Directors since the first two were elected at the ordinary general meeting of shareholders held in June 2009. An “outside director” is defined as a director of the company who does not engage or has not engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who does not serve or has not served as an executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. The term of office of Directors shall, under the Articles of Incorporation of the Company, expire at the conclusion of the ordinary general meeting of shareholders with respect to the last closing of accounts within one year from their assumption of office, and in the case of Audit & Supervisory Board Members, within four years from their assumption of office. However, they may serve any number of consecutive terms.

Under the Corporate Law of Japan, the Audit & Supervisory Board Members of the Company are not required to be and are not certified public accountants. However, at least half of the Audit & Supervisory Board Members shall be outside audit & supervisory board members. An “outside audit & supervisory board member” is defined as an audit & supervisory board member who has not been a Director, accounting counselor, corporate executive officer, manager or any other employee of the Company or any of its subsidiaries at any time prior to his or her election as an Audit & Supervisory Board Member.

The Audit & Supervisory Board Members may not at the same time be Directors, accounting counselor, corporate executive officers, managers or any other employees of the Company or any of its subsidiaries. Each Audit & Supervisory Board Member has the statutory duty to examine the Company’s consolidated and non-consolidated financial statements and business report to be submitted by a Representative Director at the general meeting of shareholders and, based on such examination and a report of an Accounting Auditor referred to below, to respectively prepare his or her audit report. Each Audit & Supervisory Board Member also has the statutory duty to supervise the administration by the Directors of the Company’s affairs. They are required to attend in meetings of the Board of Directors and express opinions, if necessary, at such meetings, but they are not entitled to vote.

Under the Company’s Articles of Incorporation as revised as of June 21, 2013, the Company has entered into liability limitation agreements with each of the Outside Directors and Outside Audit & Supervisory Board Members, acting in good faith and without significant negligence, which limit the maximum amount of their liabilities owed to the Company arising in connection with their failure to perform their duties to the extent permitted by the Corporate Law of Japan.

Pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s)/audit & supervisory board member(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board member” (each of which terms is defined under the Corporate Law of Japan) who are unlikely to have any conflicts of interests with shareholders of the Company. The definition of “independent director/audit & supervisory board member” is different from that of the independent directors under the corporate governance standards of the New York Stock Exchange or under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. Each of Yuzuru Mizuno, Junichi Sato, Masaharu Kawachi, Akira Negishi and Ryoji Sato satisfies the requirements for “independent director/audit & supervisory board memebr” under the regulations of the Japanese stock exchanges, respectively.

In addition to Audit & Supervisory Board Members, an independent certified public accountant or an audit corporation must be appointed at general meetings of shareholders as an Accounting Auditor of the Company. Such Accounting Auditor has the duties to examine the consolidated and non-consolidated financial statements proposed to be submitted by a Representative Director at general meetings of shareholders and to report their opinion thereon to certain Audit & Supervisory Board Members designated by the Audit & Supervisory Board to receive such report (if such Audit & Supervisory Board Members are not designated, all Audit & Supervisory Board Members) and the Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements).

The Audit & Supervisory Board Members constitute the Audit & Supervisory Board. The Audit & Supervisory Board has a statutory duty to, based upon the reports prepared by respective Audit & Supervisory Board Members, prepare and submit its audit report to the accounting auditor and certain Directors designated to receive such report (if such Directors are not designated, the Directors who prepared the financial statements and the business report). An Audit & Supervisory Board Member may note his or her opinion in the audit report if his or her opinion expressed in his or her audit report is different from the opinion expressed in the audit report. The Audit & Supervisory Board shall elect one or more full-time Audit & Supervisory Board Members from among its members. The Audit & Supervisory Board is empowered to establish audit principles, method of examination by Audit & Supervisory Board Members of the Company’s affairs and financial position and other matters concerning the performance of the Audit & Supervisory Board Members’ duties.

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

D. Employees

Head Count at the End of the Year

2013	2012	2011
31,436	29,185	25,409

Head Count in Each Segment

	2013	2012	2011
Farm & Industrial Machinery	20,825	19,142	15,519
Water & Environment	8,044	7,759	7,799
Other	1,681	1,604	1,476
Corporate	886	680	615

Total	31,436	29,185	25,409

The number of full-time employees of Kubota as of March 31, 2013 was 31,436. Most employees of the Company in Japan, other than managerial personnel, are union members. The unions belong to the Federation of all Kubota Labor Union, which is affiliated with the Japanese Trade Union Confederation. The Company believes it maintains a good relationship with the union.

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

E. Share Ownership

The following table shows the total number of shares of the Company’s common stock beneficially owned by the Directors and Audit & Supervisory Board Members as a group as of June 21, 2013:

Title of Class	Identity of persons or group	Number of shares owned	Percentage of class
Common stock	Directors and Audit & Supervisory Board Members	321,000	0.03%

For individual shareholdings, see Item 6.A “Directors and Senior Management.”

Employee Stock Ownership Association (Kubota Fund) owned 14,904,393 shares as of March 31, 2013, which amounted to 1.2 % of total shares issued.

The association consists of employees of the Company and some of its subsidiaries, and the members contribute a portion of their salaries to the association. The association purchases shares of Kubota’s common stock on behalf of its members.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of March 31, 2013, two shareholders of record held 5% or more of the shares issued, respectively. The following table shows the information about the 10 largest shareholders:

	(As of March 31, 2013)
Name	Number of shares (thousands)	(%)
The Master Trust Bank of Japan, Ltd.	120,637	9.60
Nippon Life Insurance Company	75,808	6.03
Meiji Yasuda Life Insurance Company	59,929	4.76
Japan Trustee Services Bank, Ltd.	57,271	4.55
Moxley & Co. LLC	48,747	3.87
Sumitomo Mitsui Banking Corporation	45,006	3.58
Mizuho Corporate Bank, Ltd.	40,851	3.25
SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	27,367	2.17
Japan Trustee Services Bank, Ltd. (Mitsui Sumitomo Trust and Banking Co., Ltd. Retirement Benefit Trust Account)	22,982	1.82
JPMorgan Chase Bank 380055	22,068	1.75

As far as is known to the Company, there is no arrangement, the operation of which may at a subsequent date result in a change in control of the Company. The major shareholders have the same voting rights as other common shareholders of the Company.

As of March 31, 2013, there were 1,255,916,978 shares of Common Stock outstanding, of which 48,747,293 shares were in the form of ADR and 206,386,705 shares were held by residents in the U.S. The number of registered ADR holders was 50 and the number of registered holders of common stock in the U.S. was 136.

To the best knowledge of the Company, the Company is not, directly or indirectly, owned or controlled by other corporations or by the Japanese or any foreign government.

B. Related Party Transactions

In the ordinary course of business, the Company has transactions with numerous companies. During the fiscal year ended March 31, 2013, the Company had sales transactions with affiliates accounted under the equity method, aggregating ¥63,808 million. As of March 31, 2013, the Company had trade notes and accounts receivable from affiliated companies of ¥24,043 million.

Refer to Note 3 “INVESTMENT IN AND LOAN RECEIVABLES FROM AFFILIATED COMPANIES” of the Consolidated Financial Statements on page F-13 for additional information regarding the Company’s investments in and loan receivables from affiliated companies.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The information required by this item, except as stated below, appears in the consolidated financial statements of this Form 20-F.

Export Sales

Revenues from unaffiliated customers outside Japan are disclosed in Note 21 “SEGMENT INFORMATION—Geographic Information” on page F-43.

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

In December 1999, the Company received a surcharge order of ¥7,072 million from the FTCJ. The Company challenged this order and filed a petition for the initiation of hearing procedures that were started in March 2000. Under Section 49 of the then Anti-Monopoly Law, upon the initiation of the procedures, the surcharge order lost effect. In addition, Section 7-2 of the then Anti-Monopoly Law stipulates that surcharges are imposed in cases where price cartels or cartels that influence prices by curtailing the volume of supply are carried out. The Company believes that the alleged share cartel does not meet the requirement of Section 7-2.

The Company established a provision of ¥7,072 million for the ultimate liability in the fiscal year ended March 31, 2009, because the Company received the preliminary decision ordering a surcharge of ¥7,072 million in March 2009. Notwithstanding the motion for objection of the Company, the Company received the ultimate decision in June 2009 which ordered the Company to pay the surcharge of ¥7,072 million, and the Company paid the surcharge in accordance with the decision during the fiscal year ended March 31, 2010.

Consequently the Company filed a suit to rescind the decision of the FTCJ with the Tokyo High Court in July 2009 since the Company believes that the facts on which the decision is based were not established by substantial evidence. However, it was dismissed on October 28, 2011. Subsequently, the Company appealed the case to the Supreme Court as it was not satisfied with the decision, however, the appeal was dismissed and the decision became final and binding on October 25, 2012.

Asbestos-related lawsuits

Since the middle of 2005, with the asbestos issue becoming an object of public concern in Japan, 22 asbestos-related lawsuits were filed against the Company, or the Japanese Government and asbestos-related companies including the Company and the aggregate amount of claims was ¥18,600 million. The 18 lawsuits concerning an aggregate of 479 construction workers who suffered from asbestos-related diseases consist mostly of the aggregate amount of 22 claims and the defendants of these 18 lawsuits are the Japanese Government and 44 asbestos-related companies including the Company. The amount of claims of the other four lawsuits is not material.

The Company does not have cost-sharing arrangements with other potentially responsible parties for these lawsuits. Among the major 18 lawsuits, two district courts ruled in favor of the Japanese Government and 44 asbestos related companies including the Company, but the plaintiffs appealed the court ruling immediately after the judgment. There were no damages paid out and no accruals. The aggregate costs of administering and litigating the claims are immaterial as of the date of filing of this annual report. The time frame is not available over which any presently unrecognized amount may be paid out.

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

Overseas, Kubota’s common stock is listed on the NYSE in the form of ADSs evidenced by American Depositary Receipts (“ADRs”). Prior to July 15, 2002, each ADS represented 20 shares of common stock. On July 15, 2002, the Company changed the unit of ADS from 20 common shares to five in order to help increase the number of ADS holders and improve the liquidity of its ADSs.

Kubota’s ADSs, which have been listed on the NYSE since 1976, are issued with JPMorgan Chase Bank as Depositary. On June 21, 2013, the Company’s Board of Directors resolved to apply for voluntary delisting from NYSE and a written notice of the delisting application was submitted to the NYSE on June 25, 2013. In connection with such delisting, the Company intends to file a Form 25 with the Securities and Exchange Commission (the “SEC”) on or around July 5, 2013. The delisting is expected to become effective on or around July 16, 2013 and the deregistration is expected to become effective on or around October 3, 2013. The Company also intends to file a Form 15F with the SEC to terminate its reporting obligations under the Exchange Act following the effective date of delisting from the NYSE, and the termination is expected to become effective after 90 days from the filing of the Form 15F.

The following table sets forth, for the periods indicated, the reported high and low sales prices of Kubota’s common stock on the TSE and of Kubota’s ADSs on the NYSE.

	TSE price per share of common stock		NYSE price per ADS (five common shares)
	High	Low	High	Low
Annual Highs and Lows

2009	¥918	¥328	$43.41	$17.72
2010	945	540	51.08	27.66
2011	923	648	55.50	37.35
2012	832	561	51.97	36.81
2013	1,390	630	72.56	40.61

Quarterly Highs and Lows

2012
1st quarter	¥799	¥661	$48.49	$41.41
2nd quarter	764	561	47.00	36.81
3rd quarter	724	580	45.35	37.65
4th quarter	832	626	51.97	40.62

2013
1st quarter	¥815	¥630	$49.14	$40.61
2nd quarter	820	693	52.73	44.84
3rd quarter	996	766	58.69	49.40
4th quarter	1,390	985	72.56	55.15

Monthly Highs and Lows

November 2012	¥879	¥784	$53.79	$49.66
December 2012	996	877	58.69	53.32
January 2013	1,057	985	59.50	56.12
February 2013	1,150	1,021	62.13	55.15
March 2013	1,390	1,104	72.56	61.23
April 2013	1,498	1,202	74.91	66.59
May 2013	1,792	1,321	88.38	68.88

The Company has never experienced trade suspensions and keeps enough liquidity for trading.

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

Directors

Each Director (other than an outside Director) has executive powers and duties to manage the affairs of the Company and each Representative Director, who is elected from among the Directors by the Board of Directors, has the statutory authority to represent the Company in all respects. Under the Corporate Law of Japan, the Directors must refrain from engaging in any business competing with the Company unless approved by the Board of Directors and any Director who has a special interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote on such resolution. The maximum aggregate amounts of remunerations for the Company’s Directors and the Company’s Audit & Supervisory Board Members must be approved at a general meeting of shareholders, respectively. The Company must also obtain approval at a general meeting of shareholders if the Company desires to change such maximum aggregate amounts of remunerations. The remunerations for Directors are determined at a meeting of the Board of Directors based on a report of the Compensation Council within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of operating results of the Company, compensation levels of other companies and wage levels of employees of the Company. The Compensation Council is composed of Representative Directors excluding the President and executive officers in charge of indirect departments. The report of the Compensation Council is submitted to the meeting of the Board of Directors after the approval of the President. The remunerations for Audit & Supervisory Board Members are determined upon consultation among Audit & Supervisory Board Members within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of the roles of the respective Audit & Supervisory Board Members.

Except as stated below, neither the Corporate Law of Japan nor the Company’s Articles of Incorporation make special provisions as to the Directors’ or Audit & Supervisory Board Members’ power to vote in connection with their own compensation, the borrowing power exercisable by a Representative Director (or a Director who is given power by a Representative Director to exercise such power), their retirement age or requirements to hold any shares of Common Stock of the Company. The Corporate Law of Japan specifically requires the resolution of the Board of Directors for a company to acquire or dispose of material assets; to borrow a substantial amount of money; to appoint or dismiss important employees, such as executive officers; to establish, change or abolish material corporate organizations such as a branch office; to determine material conditions concerning offering of corporate bonds set forth in the ordinances of the Ministry of Justice; and to establish and maintain the internal control system set forth in the ordinances of the Ministry of Justice, such as the system to ensure the legitimacy of the performance of duties by Directors. The Regulations of the Board of Directors and the relevant internal regulation of the Company require a resolution of the Board of Directors for the Company’s borrowing in an amount more than ¥5 billion or guaranteeing in an amount more than ¥1 billion or its equivalent.

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

Under the Corporate Law of Japan and the Book-entry Transfer Act, in order to assert shareholders’ rights to which shareholders as of record dates are entitled (such as the rights to vote at a general meeting of shareholders or receive dividends) against the Company, a shareholder must have its name and address registered in the Company’s register of shareholders. Under the central book-entry transfer system, shareholders shall notify the relevant account management institutions of certain information prescribed under the Book-entry Transfer Act and the Company’s Share Handling Regulations, including their names and addresses, and the registration on the register of shareholders is made upon receipt by the Company of necessary information from JASDEC (as described in “—Record date”). On the other hand, in order to assert, directly against the Company, shareholders’ rights to which shareholders are entitled regardless of record dates such as minority shareholders’ rights including the right to propose a matter to be considered at a general meeting of shareholders, except for shareholders’ rights to request the Company to purchase or sell shares constituting less than a full unit (as described in “—Unit share system”), JASDEC shall, upon the shareholder’s request, issue a notice of certain information including the name and address of such shareholder to the Company. Thereafter, such shareholder is required to present the Company with a receipt of the request of the notice in accordance with the Company’s Share Handling Regulations. Under the Book-entry Transfer Act, the shareholder shall exercise such shareholders’ right within four weeks after the notice above has been given.

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

As of March 31, 2013, 1,256,419,180 shares of Common Stock were issued. All shares of Common Stock of the Company have no par value. All issued shares of the Company are fully-paid and non-assessable.

Distribution of Surplus

General

Under the Corporate Law of Japan, distributions of cash or other assets by joint stock corporations to their shareholders, so called “dividends”, are referred to as “distributions of Surplus” (“Surplus” is defined in “—Restriction on distribution of Surplus”). The Company may make distributions of Surplus to the shareholders any number of times per business year, subject to certain limitations described in “—Restriction on distribution of Surplus.” Distributions of Surplus are required in principle to be authorized by a resolution of a general meeting of shareholders, but the Company may also authorize distributions of Surplus by a resolution of the Board of Directors as long as its non-consolidated annual financial statements and certain documents for the last business year present fairly its assets and profit or loss, as required by ordinances of the Ministry of Justice of Japan (the “Ministry of Justice”).

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

If the Company has prepared interim financial statements as described below, and if such interim financial statements have been approved by the Board of Directors or (if so required by the Corporate Law of Japan) by a general meeting of shareholders, then the Distributable Amount must be adjusted to take into account the amount of profit or loss, and the amount of consideration for any of the treasury stock disposed of by the Company, during the period in respect of which such interim financial statements have been prepared. The Company may prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. Interim financial statements so prepared by the Company must be audited by the Audit & Supervisory Board Members and the Accounting Auditor, as required by ordinances of the Ministry of Justice.

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

Notice of convocation of a shareholders’ meeting setting forth the place, time, purpose thereof and certain matters set forth in the Corporate Law of Japan and the ordinances of the Ministry of Justice, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. Under the Corporate Law of Japan, such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders. The record date for exercising voting rights at an ordinary general meeting of shareholders is March 31 of each year.

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

Voting rights

So long as the Company maintains the unit share system (see “—Unit share system” below; currently 1,000 shares constitute one unit) a holder of shares constituting one or more full units is entitled to one voting right per unit of shares subject to the limitations on voting rights set forth in the following two sentences. Any corporate or certain entity one-quarter or more of whose total voting rights are directly or indirectly owned by the Company may not exercise its voting rights with respect to shares of Common Stock of the Company that it owns. In addition, the Company may not exercise its voting rights with respect to its shares that it owns. If the Company eliminates from its Articles of Incorporation the provisions relating to the unit of shares, holders of Common Stock will have one voting right for each share they hold. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting. The Corporate Law of Japan and the Company’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Audit & Supervisory Board Members shall not be less than one-third of the total number of voting rights of all the shareholders entitled to exercise their voting rights. The Company’s shareholders are not entitled to cumulative voting in the election of Directors. The Company’s shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders holding voting rights. The Company’s shareholders also may cast their votes in writing. The Company’s shareholders may also exercise their voting rights by electronic means pursuant to the method designated by the Company.

The Corporate Law of Japan and the Company’s Articles of Incorporation provide that in order to amend the Articles of Incorporation and in certain other instances, including:

(1)	acquisition of its own shares from a specific party other than its subsidiaries;

(2)	consolidation of shares;

(3)	any offering of new shares or existing shares held by the Company as treasury stock at a “specially favorable” price (or any offering of stock acquisition rights to subscribe for or acquire shares of capital stock, or bonds with stock acquisition rights at “specially favorable” conditions) to any persons other than shareholders;

(4)	the removal of a audit & supervisory board member;

(5)	the exemption of liability of a director, audit & supervisory board member or accounting auditor to the amounts set forth in the Corporate Law of Japan;

(6)	a reduction of stated capital with certain exceptions in which only a regular shareholders’ resolution described above is required or a shareholders’ resolution is not required;

(7)	a distribution of in-kind dividends which meets certain requirements;

(8)	dissolution, merger, consolidation or corporate split with certain exceptions in which a shareholders’ resolution is not required;

(9)	the transfer of the whole or a material part of the business;

(10)	the taking over of the whole of the business of any other corporation with certain exceptions in which a shareholders’ resolution is not required; or

(11)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required the quorum shall be one-third of the total voting rights of all the shareholders entitled to exercise their voting rights and the approval by at least two-thirds of the voting rights of all the shareholders entitled to exercise their voting rights represented at the meeting is required (the “special shareholders resolutions”).

Pursuant to the terms of the Amended and Restated Deposit Agreement relating to ADRs evidencing ADSs, each ADS representing five shares of Common Stock of the Company, as soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of shareholders of the Company, the Depositary (currently JPMorgan Chase Bank) will mail to the record holders of ADRs a notice which will contain the information in the original notice. The record holders of ADRs on a date specified by the Depositary will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the shares of Common Stock of the Company represented by their ADSs, including instructions to give a discretionary proxy to a person designated by the Company. The Depositary will endeavor, in so far as practicable, to vote the number of shares of Common Stock of the Company represented by such ADSs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any ADSs.

Issue of additional shares and pre-emptive rights

Holders of the Company’s shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. In the case of an issuance or transfer of the Company’s shares of Common Stock or stock acquisition rights by way of an allotment to a third party which would dilute the outstanding voting shares by 25 percent or more or change the controlling shareholder, in addition to a resolution of the Board of Directors, the approval of the shareholders or an affirmative opinion from a person independent of the Company’s management is generally required pursuant to the regulations of the Japanese stock exchanges. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiry thereof at least two weeks prior to the date on which such rights expire.

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

Acquisition by the Company of its common stock

Under the Corporate Law of Japan and the Company’s Articles of Incorporation, the Company may acquire its own shares of Common Stock (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special shareholders resolution), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which the Company’s shares of Common Stock listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to the Company that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter).

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

Unit share system

The Articles of Incorporation of the Company provide that 1,000 shares constitute one unit of shares of Common Stock. Although the number of shares constituting one unit is included in the Articles of Incorporation, any amendment to the Articles of Incorporation reducing (but not increasing) the number of shares constituting one unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution, which is otherwise required for amending the Articles of Incorporation. The number of shares constituting one unit, however, cannot exceed 1,000 nor 0.5 percent of total number of issued shares.

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights. Moreover, holders of shares constituting less than one unit will have no other shareholder rights, except that such holders may not be deprived of certain rights specified in the Corporate Law of Japan or ordinances of the Ministry of Justice, or in the Company’s Articles of Incorporation, including the right to receive distribution of Surplus.

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

In addition, the Articles of Incorporation of the Company provide that a holder of shares constituting less than one full unit may request the Company to sell to such holder such amount of shares which will, when added together with the shares constituting less than one full unit held by such holder, constitute one full unit of Common Stock, in accordance with the provisions of the Share Handling Regulations of the Company. As prescribed in the Share Handling Regulations, such requests shall be made through an account management institution and JASDEC pursuant to the rules set by JASDEC, without going through the notification procedure required for the exercise of shareholders’ rights entitled regardless of record dates as described in “—General.”

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

Reporting of substantial shareholdings

The Financial Instruments and Exchange Law of Japan and regulations thereunder requires any person, regardless of his/her residence, who has become, beneficially and solely or jointly, a holder of more than five percent of the total issued shares (with voting rights) of common stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director-General of a competent Local Finance Bureau of the Ministry of Finance within five business days a report concerning such shareholdings.

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

Except for the general limitations under Japanese antitrust and anti-monopoly regulations against holding of shares of common stock of a Japanese corporation which leads or may lead to a restraint of trade or a monopoly, except for the limitations under the Foreign Exchange Regulations as described in “D. Exchange Controls” below, and except for general limitations under the Corporate Law of Japan or the Company’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold the shares of Common Stock of the Company or exercise voting rights thereon.

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

D. Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan and its related cabinet orders and ministerial ordinances (collectively, the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of Common Stock of the Company by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than the Japanese yen.

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

Foreign investors are:

(i)	individuals who are exchange non-residents;

(ii)	corporations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

(iii)	corporations (1) of which 50 percent or more of their shares are held by individuals who are exchange non-residents and/or corporations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) a majority of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

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

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of Common Stock of the Company) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10 percent or more of the issued shares of the relevant company, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company on or before the 15th day of the month following the month in which such acquisition was made. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain business designated by the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

In general, taking into account the earlier assumption, for purposes of the Convention between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”), and for Japanese income tax purposes, eligible U.S. holders of ADRs will be treated as owning the Common Stock underlying the ADSs evidenced by the ADRs. For the purposes of the discussion, an “eligible U.S. holder” is a holder that:

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

In the absence of an applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident Holders is 20.42 percent. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Common Stock of the Company) to non-resident Holders, except for any individual shareholder who holds 3 percent or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20.42 percent withholding tax rate is reduced to (i) 7.147 percent for dividends due and payable on or after January 1, 2013 but on or before December 31, 2013, and (ii) 15.315 percent for dividends due and payable on or after January 1, 2014. Due to the imposition of a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake, the original withholding tax rate of 7 percent, 15 percent and 20 percent, as applicable, has been effectively increased, respectively, to 7.147 percent, 15.315 percent and 20.42 percent, during the period beginning on January 1, 2013 and ending on December 31, 2037.

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

        If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by the Company to any particular non-resident Holder is lower than the withholding tax rate otherwise applicable under Japanese tax law or any particular non-resident Holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident Holder, such non-resident Holder of the Company’s shares of Common Stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit, through the withholding agent, an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance to the relevant tax authority before payment of dividends. A standing proxy for non-resident Holders of a Japanese corporation may provide this application service. In addition, a certain simplified special application filing procedure will be available for non-resident Holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, with respect to dividends paid on or after January 1, 2014. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits 2 Application Forms (one before payment of dividends, the other within 8 months after the record date concerning such payment of dividends) together with certain other documents. To claim this reduced rate or exemption, any non-resident Holder holding ADRs evidencing ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident Holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident Holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident Holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. The Company does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

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

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning Common Stock or ADSs. It applies to you only if you are a U.S. holder, as defined below, and you own your Common Stock or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a tax-exempt organization,

•	certain insurance companies,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10 percent or more of the voting stock of the Company,

•	a person that holds Common Stock or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells Common Stock or ADSs as part of a wash sale for tax purposes, or

•	a person whose functional currency is not the U.S. dollar.

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

Taxation of Dividends

Under United States federal income tax laws, and subject to the passive foreign investment company, or “PFIC” rules discussed below, the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) to a U.S. holder is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends paid by the Company with respect to Common Stock or ADSs generally will be qualified dividend income.

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

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Common Stock or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty, and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. The rules governing foreign tax credits are complex and the Company urges you to consult your tax advisor regarding the foreign tax credit in your situation.

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and, depending on your circumstances, will generally be either “passive” or “general” for purposes of computing the foreign tax credit allowable to you.

Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

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

The following tables provide information regarding the Company’s derivative financial instruments related to foreign exchange contract and cross-currency swap contracts as of March 31, 2013. For foreign exchange contracts, the table presents average contractual exchange rates, contract amounts, and fair value. The majority of foreign exchange contracts have original maturities of less than one year. For cross-currency swap contracts, the table presents average contractual exchange rates, notional amounts, and fair value.

Foreign Exchange Contracts as of March 31, 2013

		Millions of Yen
	Average contractual exchange rate	Contract amounts	Fair value
Sell U.S. dollar, Buy Yen	93.99	¥41,595	¥(2,583)
Sell Euro, Buy Yen	120.73	12,558	(480)
Others	—	4,888	(61)

		¥59,041	¥(3,124)

Cross-Currency Swap Contracts as of March 31, 2013

	Millions of Yen
	2014	2015	2016	2017	2018	2019 and thereafter	Total	Fair value
Receive U.S. dollar, Pay Canadian dollar
Notional amounts (U.S. dollar)	¥2,610	¥1,740	¥5,229	¥3,471	—	—	¥13,050	¥67
Average contractual exchange rate	0.99	0.96	0.99	1.00	—	—	—	—

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

The following tables provide information about the Company’s financial instruments that are sensitive to changes in interest rates at March 31, 2013. For finance receivables—net and long-term debt, these tables present weight average interest rates, principal cash flows, and fair value. For interest rate swap contracts and cross-currency interest rate swap contracts, the table presents weighed average rates, notional amounts and fair value.

Finance Receivables—net excluding Finance Leases as of March 31, 2013

	Weighted average interest rate	Millions of Yen
		2014	2015	2016	2017	2018	2019 and thereafter	Total	Fair value
U.S. dollar	0.32%	¥73,100	¥66,830	¥52,618	¥28,647	¥1,134	¥104	¥222,433	¥221,885
Canadian dollar	3.52	11,738	9,505	6,081	4,001	2,053	808	34,186	35,389
Australian dollar	3.62	1,736	1,610	1,197	608	180	—	5,331	5,339

		¥86,574	¥77,945	¥59,896	¥33,256	¥3,367	¥912	¥261,950	¥262,613

Long-term Trade Accounts Receivable as of March 31, 2013
	Weighted average interest rate	Millions of Yen
		2014	2015	2016	2017	2018	2019 and thereafter	Total	Fair value
Japanese yen	3.38%	¥27,977	¥12,774	¥8,628	¥5,624	¥3,044	¥1,622	¥59,669	¥63,538

Long-term Debt excluding Capital Lease Obligations as of March 31, 2013
	Weighted average interest rate	Millions of Yen
		2014	2015	2016	2017	2018	2019 and thereafter	Total	Fair value
Japanese yen	0.79%	¥15,084	¥23,034	¥4,120	¥8,506	¥20,026	¥20,420	¥91,190	¥91,126
U.S. dollar	1.46	43,228	60,081	54,763	50,029	14,319	—	222,420	223,439
Others	2.56	9,216	4,728	523	9,037	114	207	23,825	23,909

		¥67,528	¥87,843	¥59,406	¥67,572	¥34,459	¥20,627	¥337,435	¥338,474

Interest Rate Swap Contracts as of March 31, 2013

	Millions of Yen, except rates
	2014	2015	2016	2017	2018	2019 and thereafter	Total	Fair value
Notional amounts (Yen)	¥12,500	¥5,500	—	—	—	—	¥18,000	¥(104)
Average pay rate	1.06%	1.04%	—	—	—	—	1.05%	—
Average receive rate	0.33%	0.41%	—	—	—	—	0.35%	—

Notional amounts (U.S. dollar)	¥9,410	¥5,060	¥5,060	¥710	—	—	¥20,240	¥(48)
Average pay rate	1.62%	1.06%	1.06%	1.94%	—	—	1.35%	—
Average receive rate	0.79%	0.68%	0.68%	0.54%	—	—	0.73%	—

Notional amounts (Canadian dollar)	¥87	—	—	—	—	—	¥87	¥(3)
Average pay rate	4.52%	—	—	—	—	—	4.52%	—
Average receive rate	1.20%	—	—	—	—	—	1.20%	—

Cross-Currency Interest Rate Swap Contracts as of March 31, 2013

	Millions of Yen, except rates
	2014	2015	2016	2017	2018	2019 and thereafter	Total	Fair value
Receive Yen, pay Thai baht
Notional amounts (Yen)	¥6,000	¥6,000	—	—	—	—	¥12,000	¥(107)
Average pay rate	2.17%	0.26%	—	—	—	—	1.21%	—
Average receive rate	0.72%	0.08%	—	—	—	—	0.40%	—

Receive U.S. dollar, pay Thai baht
Notional amounts (U.S. dollar)	¥57,507	¥50,286	¥36,366	¥20,271	¥13,050	—	¥177,480	¥(616)
Average pay rate	2.54%	2.31%	2.74%	2.51%	1.86%	—	2.46%	—
Average receive rate	1.01%	0.91%	1.08%	1.00%	0.64%	—	0.97%	—

Equity Price Risk

The Company holds available-for-sale securities included in investments. These securities are exposed to changes in equity price risks arising from changes in market prices for such securities. The Company does not hold marketable securities for trading purposes. The following table discloses the cost, fair value and unrealized holding gains and losses on marketable equity securities at March 31, 2013:

	Millions of Yen
	Cost	Fair value	Gross unrealized holding gains	Gross unrealized holding losses
Available-for-sale:
Equity securities of financial institutions	¥24,111	¥50,224	¥26,113	—
Other equity securities	14,741	67,717	52,976	—

	¥38,852	¥117,941	¥79,089	—

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and charges payable by a holders of ADSs

The Company has appointed JPMorgan Chase Bank, N.A. as its depositary pursuant to the Company’s American Depositary Receipt program.

In accordance with the terms of the Amended and Restated Deposit Agreement, JPMorgan Chase Bank, N.A. may charge holders of ADSs, either directly or indirectly, fees or charges up to the amounts described below.

Category (as defined by SEC)	Depositary Actions	Associated Fee	To whom the fees or charges are paid

• Depositing or substituting the Underlying shares

Issuance of ADSs against the deposit of shares, including deposits and issuances in respect of:

•    Share distributions, stock split, rights, merger

•    Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities

		$5.00 for each 100 ADSs (or portion thereof) Evidenced by the new ADRs delivered	JPMorgan Chase Bank, N.A.

• Receiving or distributing Dividends	Distribution of dividends	$0.02 or less per ADS	JPMorgan Chase Bank, N.A.

• Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)	JPMorgan Chase Bank, N.A.

• Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered	JPMorgan Chase Bank, N.A.

• Transferring, splitting or grouping receipts	Transfers, combining or grouping of depositary receipts	$1.50 per ADR Certificate	JPMorgan Chase Bank, N.A.

• General depositary services

Expenses incurred on behalf of Holders in connection with

•    Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment

•    The depositary’s or its custodian’s compliance with applicable law, rule or regulation

•    Stock transfer or other taxes and other governmental charges

•    Cable, telex, facsimile transmission/delivery

•    Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency)

•    Any other charge payable by depositary or its agents

		Payable by Holders or persons depositing Shares or Holders withdrawing Deposited Securities	JPMorgan Chase Bank, N.A.

Fees and payments made by the Depositary to the issuer

There were no fees or other direct and indirect payments made by the depositary to the Company in the fiscal year ended March 31, 2013.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive and chief financial officers, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended,) as of March 31, 2013. Based on that evaluation, the Company’s chief executive and chief financial officers concluded that the disclosure controls and procedures were effective as of that date.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for the Company.

Management evaluated the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013 using the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2013.

The Company’s independent registered public accounting firm, Deloitte Touche Tohmatsu LLC, has issued an audit report on the Company’s internal control over financial reporting. Their report appears on page F-2 of the attached Consolidated Financial Statements.

Changes in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the fiscal year ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A . Audit Committee Financial Expert

The Company’s Audit & Supervisory Board has determined that Ryoji Sato qualifies as an “audit committee financial expert” as defined by the rules of the SEC. He is a certified public accountant in Japan. He joined Tohmatsu Awoki & Co. (currently, Deloitte Touche Tohmatsu LLC) in 1971. Since then, he worked as a public accountant for more than 30 years. He worked at Touche Ross & Co. (currently, Deloitte LLP) in New York in 1978, and from 1979 to 1982 in London. In 2007, he assumed the position of Chief Executive Officer of Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu LLC) and Executive Member, Deloitte Touche Tohmatsu (currently, Deloitte Touche Tohmatsu Limited), and held the position until 2010.

He was elected to the Company’s Audit & Supervisory Board Member at the ordinary general meeting of shareholders held on June 24, 2011. See Item 6.A. for information regarding his business experience. He meets the independence requirements imposed on corporate auditors under the Corporate Law of Japan.

Item 16B. Code of Ethics

The Board of Directors of the Company adopted a “Code of Ethics” in April 2004 which, as amended in February 2011 and in April 2012, is applicable to its Chief Executive Officer, General Manager of Planning & Control Headquarters, and General Manager of Finance and Accounting Department. This Code requires the relevant Officers to act honestly and candidly, including the ethical handling of conflict of interest, and to comply with all applicable laws, accounting standards, rules and regulations of self-regulatory organization, and policies and internal regulation of the Company. The Code also requires the relevant Officers to conduct full, fair, accurate, timely and understandable disclosure in reports and documents which are filed with or submitted to the SEC, and in other communications with the public and prompt internal reporting of violations of this Code.

The Company’s Code of Ethics is attached as an exhibit to this annual report (Exhibit 11.1).

Item 16C. Principal Accountant Fees and Services

Fees and Services of Principal Accountant

The following table discloses the aggregate fees accrued or paid to principal accountant and associated entities for each of the last two fiscal years:

	Millions of yen
	2013	2012
Audit Fees	¥738	¥582
Audit-Related Fees	1	1
Tax Fees	81	102
All Other Fees	257	78

Total	¥1,077	¥763

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

Policies for Pre-Approval of Audit and Non-Audit Services rendered by Independent Registered Public Accounting Firm

The Audit & Supervisory Board of the Company consists of five auditors, including three outside audit & supervisory board members. The Audit & Supervisory Board has adopted Pre-Approval Policies and Procedures for Audit and Non-Audit Services (the “Policies”) for the purpose of supervising the services of its independent registered public accounting firm. The Policies govern external auditors to render audit or non-audit services to the Company. The Policies classify audit and non-audit services into three categories depending on the nature of services and regulate them differently.

The first category includes the following services and they are pre-approved comprehensively.

•

All services necessary to perform audit or review of the Company and any subsidiaries to comply with the rules of the SEC, the Corporate Law of Japan, Financial Instruments and Exchange Law of Japan, rules and regulation of Stock Exchanges in Japan and any other rules and regulations, and related consultation of accounting procedures and voluntary audit and examination of subsidiaries.

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

The third category includes additional services other than the above which may be pre-approved by the Audit & Supervisory Board on an individual basis.

No services were provided for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, relating to listed company audit committees, which apply to the Company through Section 303A.06 of the New York Stock Exchange’s Listed Company Manual, the Company relies on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with audit & supervisory boards meeting certain requirements. For a New York Stock Exchange-listed Japanese company with an audit & supervisory board, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

1.	The audit & supervisory board must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with audit & supervisory board members.

2.	Japanese law must and does require the audit & supervisory board to be separate from the board of directors.

3.	None of the members of the audit & supervisory board is elected by management, and none of the listed company’s executive officers is a member of the audit & supervisory board.

4.	Japanese law must and does set forth standards for the independence of the members of the audit & supervisory board from the listed company or its management.

5.	The audit & supervisory board, in accordance with Japanese law or the listed company’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

6.	To the extent permitted by Japanese law:

•

the audit & supervisory board must establish procedures for (i) the receipt, retention and treatment of complaints received by the listed company regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by its employees of concerns regarding questionable accounting or auditing matters;

•	the audit & supervisory board must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties; and

•

the listed company must provide for appropriate funding, as determined by its audit & supervisory board, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, (ii) compensation to any advisers employed by the audit & supervisory board members, and (iii) ordinary administrative expenses of the audit & supervisory board that are necessary or appropriate in carrying out its duties.

In the Company’s assessment, the Company’s Audit & Supervisory Board, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated in this annual report.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the Company’s purchases of its common stock during fiscal 2013:

Period	(a) Total number of shares purchased	(b) Average price paid per share (Yen)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum number of shares that may yet be purchased under the plans or programs
April 1, 2012 – April 30, 2012	416	782.80	0	0
May 1, 2012 – May 31, 2012	1,448	776.29	0	0
June 1, 2012 – June 30, 2012	1,621	677.33	0	0
July 1, 2012 – July 31, 2012	7,073	729.00	0	0
August 1, 2012 – August 31, 2012	202	719.66	0	0
September 1, 2012 – September 30, 2012	971	750.94	0	0
October 1, 2012 – October 31, 2012	2,368	791.03	0	0
November 1, 2012 – November 30, 2012	607	816.03	0	0
December 1, 2012 – December 31, 2012	3,296	881.76	0	0
January 1, 2013– January 31, 2013	3,617	1,017.37	0	0
February 1, 2013 – February 28, 2013	2,476	1,040.60	0	0
March 1, 2013 – March 31, 2013	3,001	1,235.69	0	0

Total	27,096	879.02	0	0

Note:	All purchases other than purchases publicly announced were made as a result of holders of shares less than one unit, which is 1,000 shares of common stock, requesting the Company to purchase shares that are a fraction of a unit in accordance with the Corporate Law.

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

Under the Corporate Law of Japan and relevant laws and ordinances (collectively, the “Corporate Law of Japan”), Japanese joint stock corporations (kabushiki kaisha) with a board of directors and an accounting auditor (kaikei-kansanin) may elect to structure their corporate governance system to be either that of a company with audit & supervisory board members (kansayaku secchigaisha) or that of a company with specified committees (iinkai secchigaisha). The Company is currently a company with audit & supervisory board members, and does not have specified committees.

As a company with audit & supervisory board members the Company is not required under the Corporate Law of Japan to have outside directors who meet any independence requirements under the Corporate Law of Japan on its board of directors. However, the Company has two Outside Directors. An “outside director” is defined as a director of the company who does not engage or has not engaged in the execution of business of the company or its subsidiaries as a director of any of these corporations, and who does not serve or has not served as a corporate executive officer, manager or in any other capacity as an employee of the company or its subsidiaries. The tasks of supervising the administration of the Company’s affairs by the Directors are assigned not only to the Board of Directors but also to the Company’s Audit & Supervisory Board Members, who are separate from the Company’s management, under the Corporate Law of Japan. The tasks of examining the Company’s financial statements are also assigned to the Company’s Audit & Supervisory Board Members under the Corporate Law of Japan. All Audit & Supervisory Board Members must meet certain independence requirements under the Corporate Law of Japan. At least half of the Company’s Audit & Supervisory Board Members are required to be “outside” Audit & Supervisory Board Members who must meet additional independence requirements under the Corporate Law of Japan. An “outside audit & supervisory board member” is defined as an audit & supervisory board member who has not served as a director, accounting counselor, executive officer, manager or any other employee of the company or any of its subsidiaries prior to the appointment. Currently, the Company has five Audit & Supervisory Board Members, three of whom are Outside Audit & Supervisory Board Members.

In addition, pursuant to the regulations of the Japanese stock exchanges, the Company is required to have one or more “independent director(s)/audit & supervisory board member(s)” which terms are defined under the relevant regulations of the Japanese stock exchanges as “outside directors” or “outside audit & supervisory board member” (each of which terms is defined under the Corporate Law of Japan) who are unlikely to have any conflicts of interests with shareholders of the Company. Each of the Outside Directors and Outside Audit & Supervisory Board Members of the Company satisfies the requirements for the “independent director/audit & supervisory board member” under the regulations of the Japanese stock exchanges respectively. The definition of “independent director/audit & supervisory board member” is different from that of the independent directors under the corporate governance standards of the New York Stock Exchange or under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Audit committee

A NYSE-listed U.S. company must have an audit committee with responsibilities described under Section 303A of the NYSE Listed Company Manual, including those imposed by Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee must be composed entirely of independent directors, and the audit committee must have at least three members.

Under the audit & supervisory board system that the Company employs in Japan, the audit & supervisory board is a legally separate and independent body from the board of directors. The function of the audit and supervisory board is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting auditor and on such accounting auditor’s audit reports, for the protection of the Company’s shareholders. Under the Corporate Law of Japan, the Company is required to have at least three audit & supervisory board members. The Articles of Incorporation of the Company provide for no more than six audit & supervisory board members. Currently, the Company has five audit & supervisory board members. Each audit & supervisory board member has a four-year term. In contrast, the term of each director of the Company is one year. With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, relating to listed company audit committees, the Company relies on an exemption under paragraph (c)(3) of that rule which is available to foreign private issuers with audit & supervisory board meeting certain criteria.

Nominating/corporate governance committee

A NYSE-listed U.S. company must have a nominating/corporate governance committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The nominating/corporate governance committee must be composed entirely of independent directors.

Under the Corporate Law of Japan, the Company’s Directors must be elected at a general meeting of shareholders. Its Board of Directors does not have the power to fill its vacancies. The Company’s Audit & Supervisory Board Members must also be elected and dismissed at a general meeting of shareholders. The Company’s Board of Directors must obtain the consent of its Audit & Supervisory Board Members in order to submit a proposal for election of an Audit & Supervisory Board Member to a general meeting of shareholders. The Audit & Supervisory Board is also empowered to adopt a resolution requesting that the Company’s Directors submit a proposal for election of an Audit & Supervisory Board Member to a general meeting of shareholders. All Audit & Supervisory Board Members have the right to state their opinion concerning the election, dismissal and resignation of an Audit & Supervisory Board Member at the general meeting of shareholders.

Compensation committee

A NYSE-listed U.S. company must have a compensation committee with responsibilities described under Section 303A of the NYSE Listed Company Manual. The compensation committee must be composed entirely of independent directors.

Under the Corporate Law of Japan, the maximum aggregate amounts of remunerations, for the Company’s Directors and the Company’s Audit & Supervisory Board Members must be approved at a general meeting of shareholders, respectively. The Company must also obtain approval at a general meeting of shareholders if the Company desires to change such maximum amount of remunerations. The remunerations for Directors are determined at a meeting of the Board of Directors based on a report of the Compensation Council within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of operating results of the Company, compensation levels of other companies and wage levels of employees of the Company. The Compensation Council is composed of Representative Directors excluding the President and Executive Officers in charge of indirect departments. The report of the Compensation Council is submitted to the meeting of the Board of Directors after the approval of the President. The remunerations for Audit & Supervisory Board Members are determined upon consultation among Audit & Supervisory Board Members within the range of the maximum aggregate amounts of remunerations approved at a general meeting of shareholders, in consideration of the roles of the respective Audit & Supervisory Board Members.

Shareholders approval of equity compensation plan

A NYSE-listed U.S. company must generally obtain shareholder’s approval with respect to any equity compensation plan or any material revision to an existing equity compensation plan.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See Consolidated Financial Statements attached hereto.

Item 19. Exhibits

Documents filed as exhibits to this annual report are as follows:

1.1	Articles of Incorporation of the Registrant (English translation)

1.2	Share Handling Regulations of the Registrant (English translation)

2.1	Form of Amended and Restated Deposit Agreement among the Registrant, JPMorgan Chase Bank as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to the Registration Statement on Form F-6 (File No. 333-91654) filed on June 26, 2002)

4.1	Liability Limitation Agreement (for Outside Direcors) of the Registrant (English translation) (Kubota and each of Yuzuru Mizuno and Junichi Sato entered into a Liability Limitation Agreement, each dated June 21, 2013, in the form of this Exhibit.)

4.2	Liability Limitation Agreement (for Outside Audit & Supervisory Board Members) of the Registrant (English translation) (Kubota and each of Masaharu Kawachi, Akira Negishi, and Ryoji Sato entered into a Liability Limitation Agreement, each dated June 21, 2013, in the form of this Exhibit.)

8.1	List of Significant Subsidiaries (See “Organizational Structure” in Item 4.C of this Form 20-F)

11.1	Code of Ethics for Senior Financial Officers of the Registrant (English translation)

12.1	Certification of the principal executive officer of the Registrant required by Rule 13a-14(a)

12.2	Certification of the principal financial officer of the Registrant required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Instance Document

101	Schema Document

101	Calculation Linkbase Document

101	Definition Linkbase Document

101	Labels Linkbase Document

101	Presentation Linkbase Document

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

KUBOTA CORPORATION

Date: June 27, 2013	By	/s/ Shigeru Kimura
Shigeru Kimura
Director and Managing Executive Officer
(Principal Financial and Accounting Officer)

Attachment

Kubota Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kubota Corporation

Osaka, Japan

We have audited the accompanying consolidated balance sheets of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kubota Corporation and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 21, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu LLC

Osaka, Japan

June 21, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Kubota Corporation

Osaka, Japan

We have audited the internal control over financial reporting of Kubota Corporation and subsidiaries (the “Company”) as of March 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 of the Company and our report dated June 21, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu LLC

Osaka, Japan

June 21, 2013

Consolidated Balance Sheets

KUBOTA Corporation and Subsidiaries

(¥ in millions)
At March 31:	2013	2012
ASSETS

Current assets:
Cash and cash equivalents	¥110,535	¥100,559
Notes and accounts receivable:
Trade notes	73,236	71,713
Trade accounts	404,775	321,451
Less: Allowance for doubtful notes and accounts receivable	(2,504)	(2,404)
Short-term finance receivables—net	130,694	108,160
Inventories	231,488	202,070
Other current assets	66,451	64,463

Total current assets	1,014,675	866,012

Investments and long-term finance receivables:
Investments in and loan receivables from affiliated companies	19,276	17,971
Other investments	126,679	101,705
Long-term finance receivables—net	249,135	204,272

Total investments and long-term finance receivables	395,090	323,948

Property, plant, and equipment:
Land	90,870	89,529
Buildings	237,639	226,598
Machinery and equipment	386,052	361,433
Construction in progress	16,291	8,079

Total	730,852	685,639
Accumulated depreciation	(475,326)	(460,572)

Net property, plant, and equipment	255,526	225,067

Other assets:
Goodwill and intangible assets—net	28,902	26,904
Long-term trade accounts receivable	32,009	31,409
Other	18,122	15,204
Less: Allowance for doubtful non-current receivables	(654)	(875)

Total other assets	78,379	72,642

Total	¥1,743,670	¥1,487,669

(¥ in millions)
At March 31:	2013	2012
LIABILITIES AND EQUITY

Current liabilities:
Short-term borrowings	¥118,860	¥69,623
Trade notes payable	20,926	16,905
Trade accounts payable	222,101	199,072
Advances received from customers	10,142	6,983
Notes and accounts payable for capital expenditures	16,779	13,817
Accrued payroll costs	32,840	30,830
Accrued expenses	38,037	33,617
Income taxes payable	17,385	16,449
Other current liabilities	49,489	41,477
Current portion of long-term debt	68,297	107,210

Total current liabilities	594,856	535,983

Long-term liabilities:
Long-term debt	273,360	184,402
Accrued retirement and pension costs	28,752	41,882
Other long-term liabilities	36,094	18,188

Total long-term liabilities	338,206	244,472

Commitments and contingencies
Equity:
Kubota Corporation shareholders’ equity:
Common stock, authorized 1,874,700,000 shares in 2013 and 2012 issued 1,256,419,180 shares in 2013 and 1,285,919,180 shares in 2012	84,070	84,070
Capital surplus	88,866	88,834
Legal reserve	19,539	19,539
Retained earnings	595,145	560,710
Accumulated other comprehensive loss	(28,889)	(80,542)
Treasury stock (502,202 shares and 29,935,508 shares in 2013 and 2012, respectively), at cost	(216)	(19,328)

Total Kubota Corporation shareholders’ equity	758,515	653,283

Noncontrolling interests	52,093	53,931

Total equity	810,608	707,214

Total	¥1,743,670	¥1,487,669

See notes to consolidated financial statements.

Consolidated Statements of Income

KUBOTA Corporation and Subsidiaries

(¥ in millions, except per share amounts)
For the years ended March 31:	2013	2012	2011
Revenues	¥1,167,628	¥1,008,019	¥933,685
Cost of revenues	848,149	735,836	678,653
Selling, general, and administrative expenses	206,479	170,252	165,407
Other operating (income) expenses	(161)	(3,749)	3,514

Operating income	113,161	105,680	86,111

Other income (expenses):
Interest and dividend income	3,614	3,760	3,429
Interest expense	(1,280)	(1,892)	(1,632)
Gain on sales of securities—net	160	105	4,845
Valuation loss on other investments	(360)	(2,570)	(1,758)
Gain on nonmonetary exchange of securities	—	—	2,774
Foreign exchange gain (loss)—net	9,266	(7,609)	(1,640)
Other—net	(4,098)	3,464	(829)

Other income (expenses), net	7,302	(4,742)	5,189

Income before income taxes and equity in net income of affiliated companies	120,463	100,938	91,300

Income taxes:
Current	39,961	35,594	27,137
Deferred	779	954	3,547

Total income taxes	40,740	36,548	30,684

Equity in net income of affiliated companies	1,426	1,629	492

Net income	81,149	66,019	61,108

Less: Net income attributable to noncontrolling interests	7,461	4,467	6,286

Net income attributable to Kubota Corporation	¥73,688	¥61,552	¥54,822

Net income attributable to Kubota Corporation per common share:
Basic	¥58.67	¥48.75	¥43.11

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

KUBOTA Corporation and Subsidiaries

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Net income	¥81,149	¥66,019	¥61,108

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	38,214	(13,359)	(26,382)
Unrealized gains (losses) on securities	16,200	3,220	(5,125)
Unrealized gains on derivatives	195	538	804
Pension liability adjustments	6,012	(8,361)	(3,080)

Total other comprehensive income (loss)	60,621	(17,962)	(33,783)

Comprehensive income	141,770	48,057	27,325

Less: Comprehensive income attributable to noncontrolling interests	13,579	1,622	3,213

Comprehensive income attributable to Kubota Corporation	¥128,191	¥46,435	¥24,112

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity

KUBOTA Corporation and Subsidiaries

(¥ in millions, except per share amounts)
	Kubota Corporation Shareholders’ Equity						Non- controlling Interests	Total Equity
	Common Stock	Capital Surplus	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock, at Cost
Balance at March 31, 2010 (1,271,847 thousands of shares)	¥84,070	¥89,241	¥19,539	¥477,303	¥(34,491)	¥(9,265)	¥45,222	¥671,619
Net income				54,822			6,286	61,108
Other comprehensive loss					(30,710)		(3,073)	(33,783)
Cash dividends paid to Kubota Corporation shareholders, ¥12 per common share				(15,267)				(15,267)
Cash dividends paid to noncontrolling interests							(307)	(307)
Purchases and sales of treasury stock (less 134 thousands of shares)		1				(76)		(75)
Increase in noncontrolling interests related to contribution		(5)					400	395
Changes in ownership interests in subsidiaries		(97)			(180)		(2,052)	(2,329)

Balance at March 31, 2011 (1,271,713 thousands of shares)	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361
Net income				61,552			4,467	66,019
Other comprehensive loss					(15,117)		(2,845)	(17,962)
Cash dividends paid to Kubota Corporation shareholders, ¥14 per common share				(17,700)				(17,700)
Cash dividends paid to noncontrolling interests							(291)	(291)
Purchases and sales of treasury stock (less 15,729 thousands of shares)						(9,987)		(9,987)
Increase in noncontrolling interests related to contribution							73	73
Changes in ownership interests in subsidiaries		(306)			(44)		6,051	5,701

Balance at March 31, 2012 (1,255,984 thousands of shares)	84,070	88,834	19,539	560,710	(80,542)	(19,328)	53,931	707,214
Net income				73,688			7,461	81,149
Other comprehensive income					54,503		6,118	60,621
Cash dividends paid to Kubota Corporation shareholders, ¥16 per common share				(20,102)				(20,102)
Cash dividends paid to noncontrolling interests							(402)	(402)
Purchases and sales of treasury stock (less 67 thousands of shares)						(40)		(40)
Retirement of treasury stock		(1)		(19,151)		19,152		—
Increase in noncontrolling interests related to contribution							301	301
Changes in ownership interests in subsidiaries		33			(2,850)		(15,316)	(18,133)

Balance at March 31, 2013 (1,255,917 thousands of shares)	¥84,070	¥88,866	¥19,539	¥595,145	¥(28,889)	¥(216)	¥52,093	¥810,608

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

KUBOTA Corporation and Subsidiaries

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Operating activities:
Net income	¥81,149	¥66,019	¥61,108
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	29,254	23,908	26,993
Gain on sales of securities—net	(160)	(105)	(4,845)
Valuation loss on other investments	360	2,570	1,758
Gain on nonmonetary exchange of securities	—	—	(2,774)
(Gain) loss from disposal of fixed assets—net	828	(6,693)	844
Impairment loss on long-lived assets	296	1,531	111
Equity in net income of affiliated companies	(1,426)	(1,629)	(492)
Deferred income taxes	779	954	3,547
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable	(69,084)	(39,833)	5,707
Increase in inventories	(11,243)	(16,176)	(13,640)
(Increase) decrease in other current assets	(772)	(8,355)	8,459
Increase in trade notes and accounts payable	18,824	43,189	9,285
Increase (decrease) in income taxes payable	(1,820)	11,670	(17,684)
Increase in other current liabilities	9,699	11,519	7,474
Decrease in accrued retirement and pension costs	(4,331)	(8,870)	(9,627)
Other	(1,369)	197	5,683

Net cash provided by operating activities	50,984	79,896	81,907

Investing activities:
Purchases of fixed assets	(46,650)	(26,962)	(27,358)
Proceeds from sales of property, plant, and equipment	1,072	13,028	870
Proceeds from sales and redemption of investments	418	187	6,300
Acquisition of business, net of cash acquired	642	(17,211)	—
Increase in finance receivables	(188,449)	(167,040)	(170,063)
Collection of finance receivables	160,894	135,319	142,852
Net (increase) decrease in short-term loan receivables from affiliated companies	1,680	(5,565)	—
Net (increase) decrease in time deposits	2,219	(2,080)	3,747
Other	(1,071)	395	71

Net cash used in investing activities	(69,245)	(69,929)	(43,581)

Financing activities:
Proceeds from issuance of long-term debt	148,582	104,816	62,489
Repayments of long-term debt	(114,632)	(89,203)	(93,895)
Net increase in short-term borrowings	26,001	9	7,238
Cash dividends	(20,102)	(17,700)	(15,267)
Purchases of treasury stock	(40)	(10,016)	(50)
Purchases of noncontrolling interests	(18,062)	(924)	(2,317)
Other	(92)	(246)	87

Net cash provided by (used in) financing activities	21,655	(13,264)	(41,715)

Effect of exchange rate changes on cash and cash equivalents	6,582	(1,437)	(2,746)

Net increase (decrease) in cash and cash equivalents	9,976	(4,734)	(6,135)
Cash and cash equivalents, beginning of year	100,559	105,293	111,428

Cash and cash equivalents, end of year	¥110,535	¥100,559	¥105,293

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

The manufacturing operations of the Company are conducted primarily at 20 plants in Japan and at 29 overseas plants located in the United States and certain other countries. Farm equipment, construction machinery, ductile iron pipe, and certain other products are sold both in Japan and in overseas markets which consist mainly of North America, Europe, and Asia.

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

The accounts of variable interest entity (“VIE”) are included in the consolidated financial statements, as applicable. The Company is involved with a VIE which engages in farming by water culture. The VIE has been consolidated since the Company is the primary beneficiary. Total assets of the VIE at March 31, 2013 and 2012 were ¥170 million and ¥177 million, respectively. There are no restrictions on the use of the VIE’s assets. Also, the creditors or beneficial interest holders of the consolidated VIE have no recourse to the general credit of the Company. The Company is not a primary beneficiary of the unconsolidated VIEs and does not hold any significant variable interests in these VIEs.

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

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Time deposits with original maturities of three months or less amounting to ¥4,942 million, ¥2,935 million, and ¥28,907 million, respectively, were included in cash and cash equivalents at March 31, 2013, 2012, and 2011. The restricted cash, which is pledged as collateral and received as advance payment for public works projects, is not included in cash and cash equivalents but included in other current assets and amounted to ¥2,237 million, ¥2,136 million, and ¥925 million at March 31, 2013, 2012, and 2011, respectively.

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

When a decline in value of a marketable security is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates the extent to which cost exceeds market value, the duration of the market decline, and other key measures. Other nonmarketable securities are stated at cost and reviewed periodically for impairment.

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

The Company amortizes the prior service costs (benefits) due to the amendments of the benefit plans over the average remaining service period of the participants at the time of amendments. The Company recognizes any net actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred and the portion between 10% and 20% is amortized over the average participants’ remaining service period while the portion of less than 10% is not amortized.

Income Taxes

Deferred tax assets and liabilities are computed based on the differences between the financial statement and the income tax bases of assets and liabilities and tax loss and other carry forwards using the enacted tax rate. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that management believes will more likely than not to be realized.

The Company recognizes the financial statement effects of tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more likely than not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income taxes in the consolidated statements of income.

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

The sales of environmental and other plant and equipment are recorded when the installation of plant and equipment is completed and accepted by the customer for short-term contracts, and recorded under the percentage-of-completion method of accounting for long-term contracts. (See Note 11. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS) Estimated losses on sales contracts are charged to income in the period in which they are identified. The percentages of revenues to consolidated revenues for the years ended March 31, 2013, 2012, and 2011 that pertain to long-term contracts were 2.4%, 2.3%, and 2.2%, respectively.

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

On the date the derivative contract is entered into, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge).

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

Net income attributable to Kubota Corporation per common share

Net income attributable to Kubota Corporation per common share is computed by dividing net income attributable to Kubota Corporation by the weighted-average number of common shares outstanding during each year. The weighted average number of common shares outstanding for the years ended March 31, 2013, 2012, and 2011 was 1,255,950,622, 1,262,533,879, and 1,271,778,025, respectively. There were no potentially dilutive shares outstanding for the years ended March 31, 2013, 2012, and 2011.

New Accounting Standards

In June 2011, the Financial Accounting Standards Board (the “FASB”) issued a new accounting standard related to the presentation of comprehensive income. This standard requires entities to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. This standard was retrospectively effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and the Company adopted this standard on April 1, 2012. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued a new accounting standard related to the presentation for the net income effects of amounts reclassified out of accumulated other comprehensive income. This standard requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component as well as to present, either on the face of the statement of income or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The standard is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued a new accounting standard related to the presentation of offsetting assets and liabilities in financial statements. Subsequently, in February 2013, the FASB issued a new accounting standard related to the above standard to clarify its intended scope of the disclosures. These standards require entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The purpose of this issuance is to eliminate differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”) in order to enhance the comparability of statements prepared on the basis of U.S. GAAP and IFRS. These standards are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods, and should be applied retrospectively for all comparative periods presented. The adoptions of the standards are not expected to have a material impact on the Company’s consolidated financial statements.

In March 2013, the FASB issued a new accounting standard related to a parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The purpose of this standard is to resolve the diversity in practice which included application of either a deconsolidation or derecognition model for releasing the related cumulative translation adjustment into net income. The FASB concluded that the cumulative transaction adjustments should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of foreign entity in which the subsidiaries or group of asset had resided. This standard is effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

2. INVENTORIES

Inventories are comprised of the following:

(¥ in millions)
At March 31:	2013	2012
Finished products	¥133,974	¥119,446
Spare parts	30,626	25,640
Work in process	34,961	31,495
Raw materials and supplies	31,927	25,489

	¥231,488	¥202,070

3. INVESTMENTS IN AND LOAN RECEIVABLES FROM AFFILIATED COMPANIES

Investments in and loan receivables from affiliated companies in which the Company has the ability to exercise significant influence over their operating and financial policies are comprised of the following:

(¥ in millions)
At March 31:	2013	2012
Loan receivables—current	¥4,272	¥5,919
Loan receivables—noncurrent	258	370
Investments	19,018	17,601

	¥23,548	¥23,890

The amounts of loan receivables-current are recorded in other current assets on the consolidated balance sheets. The amounts of loan receivables-noncurrent and investments are recorded in investments in and loan receivables from affiliated companies on the consolidated balance sheets.

The following table presents a summary of financial information of affiliated companies:

(¥ in millions)
At March 31:	2013	2012
Current assets	¥57,480	¥60,059
Noncurrent assets	53,673	56,293
Total assets	111,153	116,352
Current liabilities	55,323	60,623
Long-term liabilities	12,641	15,143

Net assets	¥43,189	¥40,586

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Revenues	¥229,033	¥231,133	¥222,694
Cost of revenues	167,925	167,905	162,836
Net income	3,077	3,038	1,442

Trade notes and accounts receivable from affiliated companies at March 31, 2013 and 2012 were ¥24,043 million and ¥22,742 million, respectively.

Revenues from affiliated companies aggregated ¥63,808 million, ¥64,868 million and ¥63,886 million for the years ended March 31, 2013, 2012, and 2011, respectively.

Cash dividends received from affiliated companies were ¥41 million, ¥71 million and ¥69 million for the years ended March 31, 2013, 2012, and 2011, respectively.

Retained earnings include net undistributed earnings of affiliated companies in the amount of ¥13,628 million and ¥12,070 million at March 31, 2013 and 2012, respectively.

4. OTHER INVESTMENTS

The following table presents the cost, fair value, and gross unrealized holding gains and losses for securities by major security type:

(¥ in millions)
	2013				2012
At March 31:	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Cost	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥24,111	¥50,224	¥26,113	¥—	¥23,656	¥34,339	¥10,685	¥2
Other equity securities	14,741	67,717	52,976	—	14,775	58,060	43,293	8

	¥38,852	¥117,941	¥79,089	¥—	¥38,431	¥92,399	¥53,978	¥10

The following table presents the gross unrealized losses on, and related fair value of, the Company’s available-for-sale securities, aggregated by the length of time that individual investment securities have been in a continuous unrealized loss position:

(¥ in millions)
	2013				2012
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
At March 31:	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses	Fair Value	Gross Unrealized Holding Losses
Other investments:
Available-for-sale:
Equity securities of financial institutions	¥—	¥—	¥—	¥—	¥197	¥2	¥—	¥—
Other equity securities	87	—	—	—	388	8	—	—

	¥87	¥—	¥—	¥—	¥585	¥10	¥—	¥—

For the years ended March 31, 2013, 2012, and 2011, valuation losses on other investments were recognized to reflect the decline in fair value considered to be other-than-temporary totaling ¥360 million, ¥2,570 million, and ¥1,758 million, respectively.

The following table presents proceeds from sales of available-for-sale securities and the gross realized gains and losses on these sales:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Proceeds from sales of available-for-sale securities	¥—	¥—	¥6,188
Gross realized gains	—	—	4,843
Gross realized losses	—	—	—

Investments in nontraded and unaffiliated companies, for which there is no readily determinable fair value, were stated at cost of ¥8,738 million and ¥9,306 million at March 31, 2013 and 2012, respectively. Investments in nonmarketable equity securities for which there is no readily determinable fair value were accounted for using the cost method. Each investment in nonmarketable equity securities is reviewed annually for impairment or upon the occurrence of an event on change in circumstances that may have a significant adverse effect on the carrying value of the investment.

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

The Company also provides finance leases in Japan and Asia outside Japan. Finance lease receivables in Japan relate to the Company’s products leased to individual and corporate end-users. Finance lease receivables in Asia outside Japan relate to the Company’s farm equipment products leased to individual and corporate end-users. These receivables are recorded at the aggregate of lease payments receivable plus the estimated residual value of the leased property, less unearned income and allowance for credit losses. There are no unguaranteed residual values related to finance leases at March 31, 2013.

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

Finance receivables—net are comprised of the following:

(¥ in millions)
At March 31:	2013	2012
Retail finance receivables	¥262,584	¥204,593
Less: Allowance for credit losses	(634)	(732)

Retail—net	261,950	203,861

Finance lease receivables	143,334	128,415
Less: Unearned income	(19,294)	(16,479)
Less: Allowance for credit losses	(6,161)	(3,365)

Finance leases—net	117,879	108,571

Total finance receivables—net	379,829	312,432
Less: current portion	(130,694)	(108,160)

Long-term finance receivables—net	¥249,135	¥204,272

Long-term trade accounts receivable—net is comprised of the following:

(¥ in millions)
At March 31:	2013	2012
Long-term trade accounts receivable
Current	¥28,254	¥26,901
Non-current	32,009	31,409

Total long-term trade accounts receivable	60,263	58,310
Less: Allowance for doubtful accounts	(594)	(1,027)

Long-term trade accounts receivable—net	¥59,669	¥57,283

The following table presents the annual maturities of retail finance receivables and long-term trade accounts receivable and future minimum lease payments on finance leases:

(¥ in millions)
Years ending March 31:	Retail finance receivables	Finance lease receivables	Long-term trade accounts receivable
2014	¥86,749	¥58,121	¥28,254
2015	78,147	42,027	12,902
2016	60,049	26,831	8,714
2017	33,342	13,211	5,680
2018	3,381	3,135	3,074
2019 and thereafter	916	9	1,639

Total	¥262,584	¥143,334	¥60,263

The Company includes finance income and expenses in revenues and cost of revenues in the consolidated statements of income.

The following table presents the amounts of finance income and expenses included in revenues and cost of revenues:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Finance income	¥20,679	¥18,964	¥20,128
Finance expenses	6,078	6,699	8,773

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

Rank A	–	These receivables are performing on schedule under their terms. They are not likely to incur losses arising from customers’ inability to repay and the Company expects to collect all amounts due.

Rank B	–	These receivables require management’s attention to potential losses but are not categorized as rank C. Such receivables do not indicate that it is individually probable that losses will be incurred arising from customers’ inability to repay.

Rank C	–	The Company becomes aware of a customer’s inability to repay, such as the customer’s long-term nonperformance, bankruptcy filings, or deterioration in the customer’s results of operations or financial position. In such cases, it is probable that losses will be incurred arising from customers’ inability to repay.

The following table presents the recorded investment in sales financing receivables by type of receivables, region, and credit quality indicator based on the information available at the end of each fiscal year:

(¥ in millions)
At March 31:	Retail finance receivables		Finance lease receivables		Long-term trade accounts receivable
Credit risk profile by internally assigned rank:	North America	Other Areas	Japan	Asia Outside Japan	Japan	Asia Outside Japan
2013:
Rank A	¥246,345	¥5,330	¥7,379	¥115,552	¥57,745	¥584
Rank B	10,602	—	154	955	1,505	—
Rank C	284	23	—	—	429	—

Total	¥257,231	¥5,353	¥7,533	¥116,507	¥59,679	¥584

2012:
Rank A	¥194,625	¥865	¥8,565	¥100,169	¥55,041	¥82
Rank B	8,699	—	201	3,001	2,669	—
Rank C	404	—	—	—	518	—

Total	¥203,728	¥865	¥8,766	¥103,170	¥58,228	¥82

(Aging)

All sales financing receivables are considered past due when any payments including principal and interest have not been received by the contractual due date.

The following table presents an aging analysis of past due sales financing receivables by type of receivables and region:

(¥ in millions)
At March 31: Type of receivables	Region	Up to 30 days Past due	31-60 days Past due	61-90 days Past due	Greater than 90 days Past due	Total Past due	Current	Total
2013:
Retail finance Receivables	North America	¥9,262	¥885	¥122	¥617	¥10,886	¥246,345	¥257,231
Retail finance Receivables	Other Areas	—	—	23	—	23	5,330	5,353
Finance lease receivables	Japan	50	13	20	69	152	7,381	7,533
Finance lease receivables	Asia Outside Japan	240	244	142	329	955	115,552	116,507
Long-term trade accounts receivable	Japan	338	155	366	522	1,381	58,298	59,679
Long-term trade accounts receivable	Asia Outside Japan	—	—	—	—	—	584	584

Total		¥9,890	¥1,297	¥673	¥1,537	¥13,397	¥433,490	¥446,887

2012:
Retail finance receivables	North America	¥7,586	¥622	¥93	¥802	¥9,103	¥194,625	¥203,728
Retail finance Receivables	Other Areas	—	—	—	—	—	865	865
Finance lease receivables	Japan	67	25	22	80	194	8,572	8,766
Finance lease receivables	Asia Outside Japan	499	606	519	1,377	3,001	100,169	103,170
Long-term trade accounts receivable	Japan	925	247	150	1,097	2,419	55,809	58,228
Long-term trade accounts receivable	Asia Outside Japan	—	—	—	—	—	82	82

Total		¥9,077	¥1,500	¥784	¥3,356	¥14,717	¥360,122	¥374,839

(Nonaccrual)

Retail finance receivables in North America are placed on nonaccrual status at the earlier of when the contractual principal and interest are determined to be uncollectible or when these receivables become greater than 90 days past the contractual due date. For these receivables on nonaccrual status, interest income is subsequently recognized only to the extent a cash payment is received. These receivables are restored to accrual status as of the date the principal and interest become 90 days or less past the due date. Nonaccrual retail finance receivables in North America at March 31, 2013, and 2012, amounted to ¥617 million and ¥802 million, respectively.

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

(Troubled Debt Restructuring and Impaired Loans)

The amounts of debts restructured or impaired loans were not material for the years ended March 31, 2013, 2012, and 2011.

Loan Receivables from Affiliated Companies

The Company finances loans to affiliated companies mainly through group financing and records such loan receivables from affiliated companies at the principal on the consolidated balance sheets. The amounts of these loan receivables from affiliated companies are ¥4,530 million, and ¥6,289 million at March 31, 2013, and 2012, respectively, and such amounts are recorded in other current assets and investment in and loan receivables from affiliated companies on the consolidated balance sheets. These loans are financed to the affiliated companies which sell farm equipment products in Japan and both the principal and interest have been fully collected by the contractual due date. The Company reviews the credit quality of these loan receivables based on relevant information about the ability of borrowers to service their debt. Since no negative factors in the borrowers’ financial condition or collection status of receivables have been identified, these loan receivables are expected to be fully collectible by the Company. The credit risk of these loan receivables is primarily developed from the borrowers’ business environment such as market demand of farm equipment products. (See Note 3. INVESTMENTS IN AND LOAN RECEIVABLES FROM AFFLIATED COMPANIES)

Other Receivables

The amounts of other receivables and related allowance were not material for the years ended March 31, 2013, 2012, and 2011.

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

When amounts due are determined to be uncollectible or the related collateral is repossessed, receivables and the related allowance are charged off. Repossessed assets are recorded at their estimated fair value less costs to sell and reported in other current assets on the consolidated balance sheets, which amounted to ¥75 million and ¥149 million at March 31, 2013 and 2012, respectively. Recoveries on receivables previously charged off as uncollectable are credited to the allowance for doubtful accounts and credit losses.

The following table presents the changes in allowance for doubtful accounts and credit losses:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Allowance for doubtful notes and accounts receivable:
Balance at beginning of year	¥2,404	¥2,806	¥2,821
Provision	196	173	300
Charge-offs	(264)	(225)	(77)
Other	168	(350)	(238)

Balance at end of year	¥2,504	¥2,404	¥2,806

Allowance for doubtful non-current receivables:
Balance at beginning of year	¥875	¥932	¥770
Provision (Reversal)	(223)	(43)	259
Charge-offs	—	(13)	(93)
Other	2	(1)	(4)

Balance at end of year	¥654	¥875	¥932

Allowance for credit losses on finance receivables:
Balance at beginning of year	¥4,097	¥3,101	¥1,706
Provision	2,531	2,268	2,304
Charge-offs	(628)	(945)	(780)
Other	795	(327)	(129)

Balance at end of year	¥6,795	¥4,097	¥3,101

The following table presents the changes in allowance for doubtful accounts and credit losses and the recorded investments in finance receivables and long-term trade accounts receivable:

(¥ in millions)
Allowance for doubtful accounts and credit losses For the year ended March 31, 2013:	Retail finance receivables	Finance lease receivables	Long-term trade accounts receivable	Total
Balance at beginning of year	¥732	¥3,365	¥1,027	¥5,124
Provision	446	2,085	(433)	2,098
Charge-offs	(628)	—	—	(628)
Recoveries	12	—	—	12
Other	72	711	—	783

Balance at end of year	¥634	¥6,161	¥594	¥7,389

Individually evaluated for impairment	307	—	415	722
Collectively evaluated for impairment	327	6,161	179	6,667

Recorded Investment at March 31, 2013:
Balance at end of year	¥262,584	¥124,040	¥60,263	¥446,887

Individually evaluated for impairment	307	—	429	736
Collectively evaluated for impairment	262,277	124,040	59,834	446,151

Allowance for doubtful accounts and credit losses For the year ended March 31, 2012:
Balance at beginning of year	¥603	¥2,498	¥1,016	¥4,117
Provision	621	1,647	11	2,279
Charge-offs	(473)	(472)	—	(945)
Recoveries	11	—	—	11
Other	(30)	(308)	—	(338)

Balance at end of year	¥732	¥3,365	¥1,027	¥5,124

Individually evaluated for impairment	404	—	502	906
Collectively evaluated for impairment	328	3,365	525	4,218

Recorded Investment at March 31, 2012:
Balance at end of year	¥204,593	¥111,936	¥58,310	¥374,839

Individually evaluated for impairment	404	—	518	922
Collectively evaluated for impairment	204,189	111,936	57,792	373,917

Long-term trade accounts receivable in the table includes the current portion, which is included in trade accounts receivable on the consolidated balance sheets.

There is no related allowance for loan receivables from affiliated companies for the years ended March 31, 2013, 2012 and 2011.

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

The following table presents the provisional amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed:

(¥ in millions)
At March 13, 2012:
Current assets	¥28,059
Investments and long-term finance receivables	637
Property, plant, and equipment	8,198
Goodwill	3,966
Intangible assets	12,584
Other assets	1,950

Total assets acquired	¥55,394

Current liabilities	22,940
Long-term liabilities	9,356

Total liabilities assumed	¥32,296
Total net assets acquired	¥23,098

The assessment of provisional amounts was completed during the year ended March 31, 2013. There were no material changes in the amounts of assets recognized and liabilities assumed since the acquisition date.

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

8. GOODWILL AND INTANGIBLE ASSETS

The following table presents the components of intangible assets subject to amortization:

(¥ in millions)
	2013			2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Software	¥21,032	¥(9,998)	¥11,034	¥16,292	¥(8,378)	¥7,914
Customer relationships	6,795	(566)	6,229	6,441	—	6,441
Technological know-how	3,368	(458)	2,910	3,051	(4)	3,047
Others	4,959	(1,369)	3,590	4,785	(309)	4,476

Total	¥36,154	¥(12,391)	¥23,763	¥30,569	¥(8,691)	¥21,878

Intangible assets subject to amortization acquired for the year ended March 31, 2013 was ¥5,237 million, which mainly consists of software of ¥4,555 million. The amortization periods for the acquired software is mainly five years.

Intangible assets subject to amortization acquired for the year ended March 31, 2012 was ¥17,414 million, which mainly resulted from acquisition of a business (See Note 7. BUSINESS COMBINATION) and software of ¥3,751 million. The amortization periods for the acquired software is mainly five years.

The amounts of intangible assets not subject to amortization were not material at March 31, 2013 and 2012.

The aggregate amortization expense of intangible assets is subject to amortization for the years ended March 31, 2013, 2012, and 2011 are ¥5,078 million, ¥2,009 million, and ¥2,313 million, respectively.

The following table presents the estimated aggregate amortization expenses for intangible assets for each of the next five years:

(¥ in millions)
Years ending March 31:
2014	¥4,943
2015	4,332
2016	3,811
2017	3,408
2018	2,681

The goodwill is allocated to the reporting unit in which the business that created the goodwill resides, and the goodwill resides in the Farm and Industrial Machinery segment. The carrying amounts of goodwill in the Farm & Industrial Machinery segment are ¥4,932 million, ¥4,618 million and ¥718 million at March 31, 2013, 2012, and 2011, respectively.

The change in the carrying amount of goodwill in Farm & Industrial Machinery segment for the year ended March 31, 2013 is a result of fractuation in exchange rates and for the year ended March 31, 2012 is a result of the acquisition of a business (See Note 7. BUSINESS COMBINATION) and fractuation in exchange rates.

Accumulated impairment losses on goodwill were not recognized at March 31, 2013 or March 31, 2012.

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings are comprised of notes payable to banks of ¥118,860 million at March 31, 2013 and notes payable to banks of ¥63,623 million and commercial paper of ¥6,000 million at March 31, 2012.

Stated annual interest rates on short-term borrowings ranged primarily from 0.21% to 6.60% and from 0.10% to 5.90% at March 31, 2013 and 2012, respectively. The weighted average interest rates on such short-term borrowings at March 31, 2013 and 2012 were 1.40% and 0.99%, respectively.

Available committed lines of credit with certain banks totaled ¥20,000 million both at March 31, 2013 and 2012. The terms of committed lines of credit are one year. The Company had no outstanding borrowings as of March 31, 2013 and 2012 related to committed lines of credit.

Long-term debt is comprised of the following:

(¥ in millions)
At March 31:	Due in years ending March 31:	2013	2012
Unsecured bonds (interest rate):
Yen notes (floating rate 0.70%)	2013	¥—	¥4,000
Yen notes (floating rate 0.69%)	2013	—	2,000
Yen notes (floating rate 0.45%)	2013	—	5,000
NOK notes (floating rate 9.68%)	2013	—	4,597
SEK notes (fixed rate 9.32%)	2013	—	1,237
U.S.$ notes (floating rate 1.00%)	2013	—	3,896
Yen notes (fixed rate 1.54%)	2013	—	10,000
Yen notes (fixed rate 1.27%)	2013	—	10,000
U.S.$ notes (floating rate 0.88%)	2014	4,335	3,892
Yen notes (fixed rate 1.53%)	2015	10,000	10,000
U.S.$ notes (floating rate 0.77%)	2016	4,328	3,885
U.S.$ notes (floating rate 0.67%)	2016	3,029	2,719
U.S.$ notes (floating rate 0.88%)	2017	4,322	—
Yen notes (fixed rate 0.30%)	2018	20,000	—
Yen notes (fixed rate 0.51%)	2020	20,000	—
Loans, principally from banks and insurance companies, maturing on various dates through 2019:
Collateralized		40,992	30,999
Unsecured		230,429	196,047
Capital lease obligations		4,222	3,340

Total		341,657	291,612
Less: current portion		(68,297)	(107,210)

		¥273,360	¥184,402

Both fixed and floating rates were included in the interest rates of the long-term loans from banks and insurance companies. The weighted average rates at March 31, 2013 and 2012 were 1.54% and 1.68%, respectively.

The following table presents the annual maturities of long-term debt at March 31, 2013

(¥ in millions)
Years ending March 31:
2014	¥68,297
2015	88,579
2016	60,047
2017	68,187
2018	34,760
2019 and thereafter	21,787

Total	¥341,657

Assets pledged as collateral are comprised of the following:

(¥ in millions)
At March 31:	2013	2012
Trade notes	¥71	¥—
Trade accounts	1,054	—
Short-term finance receivables	14,636	14,716
Other current assets *1	534	273
Long-term finance receivables	31,679	20,688
Property, plant, and equipment	2,055	1,749

Total	¥50,029	¥37,426

*1	Other current assets represent the restricted cash which is pledged as collateral in accordance with the terms of borrowing.

The above assets were pledged against the following liabilities:

(¥ in millions)
At March 31:	2013	2012
Short-term borrowings	¥1,407	¥669
Current portion of long-term debt	12,844	12,800
Long-term debt	28,148	18,199

Total	¥42,399	¥31,668

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

There are restrictive covenants related to the borrowings including negative pledges, rating trigger and minimum net worth. The rating trigger states that the Company shall keep or be higher than the “BBB—” rating by Rating and Investment Information, Inc. The minimum net worth covenant states that total equity be maintained at more than ¥495.1 billion on the consolidated financial statement basis and more than ¥307.3 billion on the separate financial statement basis (the parent company’s). The Company is in compliance with these restrictive covenants at March 31, 2013.

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

Funded Status

The following table presents the funded status and the amounts recognized in the consolidated balance sheets:

(¥ in millions)
At March 31:	2013	2012
Funded status:
Benefit obligations	¥190,257	¥180,868
Fair value of plan assets	161,505	138,986

Funded status-net	¥(28,752)	¥(41,882)

Amounts recognized in the consolidated balance sheets:
Accrued retirement and pension costs	¥(28,752)	¥(41,882)
Prepaid expenses for benefit plans, included in other assets	—	—

Amounts recognized in the consolidated balance sheets-net	¥(28,752)	¥(41,882)

The following table presents the amounts recognized in accumulated other comprehensive income (loss), before tax:

(¥ in millions)
At March 31:	2013	2012
Actuarial loss	¥(29,740)	¥(39,794)
Prior service benefit	2,012	2,820

Total recognized in accumulated other comprehensive income (loss), before tax	¥(27,728)	¥(36,974)

The following table presents the projected benefit obligations and the fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets, and the accumulated benefit obligations and the fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets:

(¥ in millions)
At March 31:	2013	2012
Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥190,257	¥180,868
Fair value of plan assets	161,505	138,986

Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥183,707	¥175,419
Fair value of plan assets	156,934	135,314

Benefit Obligations

The following table presents the changes in benefit obligations, the balances of accumulated benefit obligations, and the weighted-average assumptions used in calculating benefit obligation:

(¥ in millions)
	2013	2012
Change in benefit obligations:
Benefit obligations at beginning of year	¥180,868	¥165,637
Service cost	6,837	6,584
Interest cost	3,671	3,589
Actuarial loss	9,992	11,979
Benefits paid (lump-sum payments)	(7,801)	(7,444)
Benefits paid (annuity payments)	(4,572)	(4,493)
Addition from acquisition	342	5,464
Foreign currency exchange rate changes	920	(448)

Benefit obligations at end of year	¥190,257	¥180,868

Accumulated benefit obligations at March 31	¥187,482	¥178,525

Weighted-average assumptions used in calculating benefit obligation at March 31 *1 :
Discount rate	1.7%	2.2%

*1	The rate of compensation increase is not used in the calculations of benefit obligations under the point-based benefits system.

Plan Assets

The following table presents the changes in plan assets:

(¥ in millions)
For the years ended March 31:	2013	2012
Fair value of plan assets at beginning of year	¥138,986	¥130,437
Actual return on plan assets	17,474	1,933
Employer contributions	13,560	13,741
Benefits paid (lump-sum payments)	(4,754)	(5,048)
Benefits paid (annuity payments)	(4,572)	(4,493)
Addition from acquisition	53	2,672
Foreign currency exchange rate changes	758	(256)

Fair value of plan assets at end of year	¥161,505	¥138,986

The Company’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payment requirements under risks which the Company considers permissible. To mitigate any potential concentration risk, careful consideration is given to balancing the portfolio among industry sectors, companies and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The Company’s target allocation is 33% equity securities, 48% debt securities, and 19% other investment vehicles, mainly consisting of cash and short-term investments and the general accounts of insurance companies.

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

The following table presents the fair value of plan assets by category:

(¥ in millions)
At March 31	Level 1	Level 2	Level 3	Total
2013:
Equity securities:
Financial institutions (Japanese companies)	¥7,712	¥—	¥—	¥7,712
Other industries (Japanese companies)	5,682	—	—	5,682
Pooled funds (Japanese companies) *1	—	17,505	—	17,505
Pooled funds (foreign companies) *1	—	27,740	—	27,740
Debt securities:
Pooled funds (Japanese issuers) *2	—	57,210	—	57,210
Pooled funds (foreign issuers) *3	—	17,136	—	17,136
Cash and short-term investments	1,183	2,138	—	3,321
General accounts of insurance company	—	24,284	—	24,284
Other assets *4	—	753	162	915

Fair value of plan assets	¥14,577	¥146,766	¥162	¥161,505

2012:
Equity securities:
Financial institutions (Japanese companies)	¥5,448	¥—	¥—	¥5,448
Other industries (Japanese companies)	4,723	—	—	4,723
Pooled funds (Japanese companies) *1	—	14,030	—	14,030
Pooled funds (foreign companies) *1	—	22,203	—	22,203
Debt securities:
Pooled funds (Japanese issuers) *2	—	50,604	—	50,604
Pooled funds (foreign issuers) *3	—	13,638	—	13,638
Cash and short-term investments	1,166	1,526	—	2,692
General accounts of insurance company	—	25,293	—	25,293
Other assets *4	—	186	169	355

Fair value of plan assets	¥11,337	¥127,480	¥169	¥138,986

*1	These funds are invested in listed equity securities.
*2

These funds are invested in approximately 89% Japanese government and municipal bonds and 11% Japanese corporate bonds at March 31, 2013, and 88% Japanese government and municipal bonds and 12% Japanese corporate bonds at March 31, 2012.

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

The ending balance of, and the change in, the other assets categorized as Level 3 were not material for the year ended March 31, 2013 and 2012.

Net Periodic Benefit Cost

The following table presents the components of the total net periodic benefit cost for the defined benefit pension plans and the severance indemnity plans:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Net periodic benefit cost:
Service cost	¥6,837	¥6,584	¥6,117
Interest cost	3,671	3,589	3,315
Expected return on plan assets	(3,362)	(2,657)	(2,585)
Amortization of prior service benefit	(808)	(808)	(808)
Amortization of actuarial loss	6,177	693	472

Total	¥12,515	¥7,401	¥6,511

Weighted-average assumptions used in calculating net periodic benefit cost *1 :
Expected long-term rate of return on plan assets	2.5%	2.5%	2.5%
Discount rate	2.2%	2.6%	2.4%

*1	The rate of compensation increase is not used in the calculations of net periodic benefit cost under the point-based benefits system.

Amortization of actuarial loss of ¥6,177 million for the year ended March 31, 2013 included net actuarial loss in excess of 20% of the benefit obligation, which arose mainly due to the decline in the discount rates.

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

The following table presents the amounts recognized in other comprehensive income (loss), before tax, and the reclassification adjustments for the loss (benefit) realized in net income, before tax:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Actuarial gain (loss) recognized in other comprehensive income	¥4,317	¥(12,529)	¥(4,602)
Reclassification adjustment for prior service benefit realized in net income	(808)	(808)	(808)
Reclassification adjustment for actuarial loss realized in net income	6,177	693	472

Net recognized in other comprehensive income (loss), before tax	¥9,686	¥(12,644)	¥(4,938)

The following table presents the estimated prior service benefit and actuarial loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost for the year ending March 31, 2014:

(¥ in millions)
Prior service benefit	¥(761)
Actuarial loss	990

Expected Cash Flows

The Company estimates contributions to its defined benefit pension plans for the year ending March 31, 2014, to be approximately ¥14,000 million.

The following table presents the total expected benefit payments to the participants of the defined benefit pension plans and the severance indemnity plans:

(¥ in millions)
Years ending March 31:
2014	¥12,732
2015	12,483
2016	12,202
2017	12,519
2018	11,162
2019-2023	50,931

Defined Contribution Pension Plans

Costs recognized for defined contribution pension plans for the years ended March 31, 2013, 2012, 2011 were ¥1,266 million, ¥877 million, and ¥939 million, respectively.

11. REVENUE RECOGNITION FOR LONG-TERM CONTRACTS

Long-term contracts accepted by the Company consist mainly of construction works with the Japanese national government and local governments, such as construction of environmental control plants and facilities for water supply. These contracts are generally completed within two to three years.

The contracts, which are fully executed before the commencement of construction projects, include the terms of the contract price, expected completion date and critical milestone dates, and acceptance inspections (e.g., performance tests and external appearance inspections). The contracts are legally enforceable and the parties are expected to perform their obligations under the contracts. The Company is able to develop reasonably dependable estimates of the total contract cost based on the construction order that includes details on every single component unit, labor hour costs, and all overhead. Further, the Company believes that it is able to develop reasonably dependable estimates of the extent of progress towards completion of individual contracts and, therefore, the long-term contracts are accounted for using the percentage of completion method. Concerning the method of measuring the extent of progress toward completion, the Company uses the cost-to-cost method. In most cases, the Company’s contracts with customers include the delivery and installation of component units.

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

The following table details the notes and accounts receivable related to the long-term contracts accounted for under the percentage of completion method, by maturities:

(¥ in millions)
	2013			2012
At March 31:	Less than 1 year	1-2 years	Over 2 years	Less than 1 year	1-2 years	Over 2 years
Trade notes	¥205	¥—	¥—	¥633	¥—	¥—
Trade accounts	13,523	1,849	41	11,407	1,856	2

	¥13,728	¥1,849	¥41	¥12,040	¥1,856	¥2

A large portion of such receivables has already been billed to customers. The total aggregated amounts which had not been billed or were not billable were not material at March 31, 2013 and 2012. The total aggregated amounts subject to uncertainty were not material.

With respect to the inventories related to the long-term contracts, the aggregated amounts of manufacturing or production costs which exceed the aggregated estimate costs of all in-process, the total aggregated amounts subject to uncertainty, and advances received offset with inventories were not material at March 31, 2013 and 2012.

12. INCOME TAXES

Income before income taxes and equity in net income of affiliated companies and income taxes are comprised of the following:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Income before income taxes and equity in net income of affiliated companies:
Domestic	¥80,032	¥63,429	¥54,306
Foreign	40,431	37,509	36,994

Total	¥120,463	¥100,938	¥91,300

Income taxes:
Current—
Domestic	¥26,015	¥23,932	¥12,312
Foreign	13,946	11,662	14,825

	39,961	35,594	27,137

Deferred—
Domestic	3,067	1,278	6,142
Foreign	(2,288)	(324)	(2,595)

	779	954	3,547

Total	¥40,740	¥36,548	¥30,684

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

For the years ended March 31:	2013	2012	2011
Normal Japanese statutory tax rates applied to income before income taxes and equity in net income of affiliated companies	38.0%	40.6%	40.6%
Increase (decrease) in taxes resulting from:
Increase (decrease) in valuation allowance	0.6	(0.5)	(0.6)
Permanently nondeductible expenses	0.2	0.3	0.3
Nontaxable dividend income	(0.4)	(0.5)	(0.5)
Extra tax deduction on expenses for research and development	(2.9)	(2.4)	(2.3)
Difference in statutory tax rates of foreign subsidiaries	0.1	(0.9)	(2.0)
Other—net	(1.8)	(0.4)	(1.9)

Effective income tax rates applied to income before income taxes and equity in net income of affiliated companies	33.8%	36.2%	33.6%

Deferred tax assets and liabilities are included in the consolidated balance sheets as follows:

(¥ in millions)
At March 31:	2013	2012
Other current assets	¥36,277	¥31,853
Other assets—Other	9,774	7,179
Other current liabilities	(132)	(293)
Other long-term liabilities	(25,847)	(7,228)

Net deferred tax assets	¥20,072	¥31,511

The significant components of deferred tax assets and liabilities are as follows:

(¥ in millions)
At March 31:	2013	2012
Deferred tax assets:
Allowance for doubtful accounts and credit losses	¥755	¥1,160
Intercompany profits	10,213	8,428
Adjustment of investment securities	7,516	7,571
Write-downs of inventories and fixed assets	2,551	1,820
Accrued bonus	6,049	5,745
Retirement and pension costs	11,477	16,684
Tax loss and credit carryforwards	5,172	6,599
Other temporary differences	28,859	25,422

Gross deferred tax assets	72,592	73,429
Less: valuation allowance	(6,001)	(3,900)

Net deferred tax assets	¥66,591	¥69,529

Deferred tax liabilities:
Adjustment of investment securities	¥27,258	¥20,646
Unremitted earnings of foreign subsidiaries and affiliates	11,405	8,755
Other temporary differences	7,856	8,617

Gross deferred tax liabilities	¥46,519	¥38,018

Due to the revision of the tax law during the year ended March 31, 2012, the statutory tax rate used in the calculation of deferred tax assets and deferred tax liabilities was decreased from 40.6% to 38.0% for deferred tax assets and liabilities to be realized or settled from April 1, 2012 to March 31, 2015, and to 35.6% for those to be realized or settled after April 1, 2015. The revision resulted in a decrease of net deferred tax assets and an increase of income taxes-deferred by ¥386 million.

Deferral of income taxes relating to intercompany profits of ¥10,213 million and ¥8,428 million at March 31, 2013 and 2012 included in the above table is accounted for in accordance with ASC 810, “Consolidation.” The movement of ¥1,785 million, ¥642 million and ¥303 million for the years ended March 31, 2013, 2012, and 2011 in such deferral of income taxes are presented as “Income taxes—Deferred” in the consolidated statements of income. The total amounts of deferred tax assets recorded in accordance with ASC 740, “Income Taxes” were ¥56,378 million and ¥61,101 million at March 31, 2013 and 2012, respectively.

Provisions have been recorded for unremitted earnings of all foreign subsidiaries and affiliates since their earnings are not considered to be permanently reinvested. Substantially all of the undistributed earnings of domestic subsidiaries and affiliates would not, under present Japanese tax law, be subject to tax through tax-free distributions.

The following table presents the reconciliation of the beginning and ending balances of the valuation allowance:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Balance at beginning of year	¥3,900	¥986	¥1,509
Addition	2,321	753	447
Deduction	(220)	(905)	(970)
Addition from acquisition	—	3,066	—

Balance at end of year	¥6,001	¥3,900	¥986

Based upon the level of historical taxable income and projections for future taxable income over the periods which the net deductible temporary differences are expected to reverse and/or the tax losses and credits are carried forward, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets, net of the existing valuation allowances at March 31, 2013.

At March 31, 2013, the tax loss carryforwards which are available to offset future taxable income in the aggregate amounted to ¥17,577 million, ¥4,017 million of which will expire in the period from 2014 through 2021, while ¥13,560 million of which has no limitation.

The following table presents the reconciliation of unrecognized tax benefits:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Balance at beginning of year	¥1,737	¥223	¥200
Gross increase for tax positions taken in prior years	462	1,639	87
Gross decrease for tax positions taken in prior years	—	—	(9)
Settlements	(2)	(118)	(8)
Lapse of statute of limitations	—	—	(19)
Other	14	(7)	(28)

Balance at end of year	¥2,211	¥1,737	¥223

The total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is not material at March 31, 2013, 2012, and 2011.

Based on the information available as of March 31, 2013, a change to the unrecognized tax benefits within the next 12 months is not expected to be material.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes in the consolidated statements of income. Both interest and penalties accrued at March 31, 2013, and 2012, and interest and penalties included in income taxes for the years ended March 31, 2013, 2012, and 2011, were not material.

The Company files income tax returns in Japan, the U.S., and various foreign tax jurisdictions, and their open tax years vary across countries. At March 31, 2013, the Company is no longer subject, with limited exception, to regular income tax examinations by the tax authorities for the years on or before March 31, 2012 in Japan, and for the years on or before December 31, 2008 in the U.S. While the tax authority could conduct a transfer pricing examination for the years on and after April 1, 2007, the intercompany transactions between related parties in the U.S. and Japan for the years on or before March 31, 2015 are less likely to be subject to a tax examination since the Advance Pricing Agreement between the U.S. and Japan has been agreed.

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

The Corporate Law also provides certain limitations on the amounts available for dividends. Under the Corporate Law, the amount available for dividends is based on other retained earnings, less treasury stock, as recorded on the books of the parent company. At March 31, 2013, other retained earnings, less treasury stock, recorded on the parent company’s books of account were ¥247,017 million.

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

Accumulated Other Comprehensive Income (Loss)

The following table presents the components of accumulated other comprehensive loss, net of taxes:

(¥ in millions)
At March 31:	2013	2012
Foreign currency translation adjustments	¥(46,732)	¥(76,476)
Unrealized gains on securities	35,120	19,112
Unrealized losses on derivatives	(70)	(256)
Pension liability adjustments	(17,207)	(22,922)

Total accumulated other comprehensive loss	¥(28,889)	¥(80,542)

Effects of Changes in Ownership Interests in Subsidiaries

The following table presents the effects of changes in Kubota Corporation’s ownership interests in its subsidiaries on Kubota Corporation shareholders’ equity:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Net income attributable to Kubota Corporation	¥73,688	¥61,552	¥54,822

Transfers from (to) the noncontrolling interests:
Increase in capital surplus for purchases of noncontrolling interests	744	319	425
Decrease in capital surplus for purchases of noncontrolling interests	(953)	(724)	(726)
Increase in capital surplus for changes in ownership interests in subsidiaries from other transactions	243	124	199
Decrease in capital surplus for changes in ownership interests in subsidiaries from other transactions	(1)	(25)	—

Net transfers from (to) the noncontrolling interests	33	(306)	(102)

Change from net income attributable to Kubota Corporation and transfer to noncontrolling interests	¥73,721	¥61,246	¥54,720

Equity Transactions with Noncontrolling Interests

In May 2012, the Company conducted a mandatory offer and a compulsory acquisition for all the remaining shares, representing 21%, in Kverneland AS for the purpose of its conversion into a wholly-owned subsidiary. In December 2012, the Company purchased the remaining noncontrolling interests, representing 10%, of Kubota Tractor Corporation and Kubota Engine America Corporation for the purpose of their conversion into wholly-owned subsidiaries.

14. OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the components of other comprehensive income (loss), including reclassification adjustments and tax effects:

(¥ in millions)
	2013			2012			2011
For the years ended March 31:	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount	Before-tax Amount	Tax Benefit (Expense)	Net-of-tax Amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during period	¥38,518	¥(584)	¥37,934	¥(13,386)	¥27	¥(13,359)	¥(26,930)	¥548	¥(26,382)
Reclassification adjustment for losses realized in net income	280	—	280	—	—	—	—	—	—

	38,798	(584)	38,214	(13,386)	27	(13,359)	(26,930)	548	(26,382)

Unrealized gains (losses) on securities:
Unrealized gains (losses) on securities arising during period	24,841	(8,854)	15,987	1,886	18	1,904	(5,536)	2,245	(3,291)
Reclassification adjustment for losses (gains) realized in net income	331	(118)	213	2,043	(727)	1,316	(3,087)	1,253	(1,834)

	25,172	(8,972)	16,200	3,929	(709)	3,220	(8,623)	3,498	(5,125)

Unrealized gains on derivatives:
Unrealized gains (losses) on derivatives arising during period	(544)	134	(410)	101	(39)	62	(662)	228	(434)
Reclassification adjustments for losses realized in net income	803	(198)	605	771	(295)	476	1,888	(650)	1,238

	259	(64)	195	872	(334)	538	1,226	(422)	804

Pension liability adjustments:
Pension liability adjustments arising during period	4,317	(1,763)	2,554	(12,529)	4,242	(8,287)	(4,602)	1,722	(2,880)
Reclassification adjustment for losses (gains) realized in net income	5,369	(1,911)	3,458	(115)	41	(74)	(336)	136	(200)

	9,686	(3,674)	6,012	(12,644)	4,283	(8,361)	(4,938)	1,858	(3,080)

Other comprehensive income (loss)	¥73,915	¥(13,294)	¥60,621	¥(21,229)	¥3,267	¥(17,962)	¥(39,265)	¥5,482	¥(33,783)

The following table presents the components of other comprehensive income (loss) attributable to Kubota Corporation and noncontrolling interests:

(¥ in millions)
	2013			2012			2011
For the years ended March 31:	Kubota Corporation	Non-controlling Interests	Total	Kubota Corporation	Non-controlling Interests	Total	Kubota Corporation	Non-controlling Interests	Total
Foreign currency translation adjustments	¥32,594	¥5,620	¥38,214	¥(10,743)	¥(2,616)	¥(13,359)	¥(23,294)	¥(3,088)	¥(26,382)
Unrealized gains (losses) on securities	16,008	192	16,200	3,190	30	3,220	(5,128)	3	(5,125)
Unrealized gains (losses) on derivatives	186	9	195	531	7	538	805	(1)	804
Pension liability adjustments	5,715	297	6,012	(8,095)	(266)	(8,361)	(3,093)	13	(3,080)

Other comprehensive income (loss)	¥54,503	¥6,118	¥60,621	¥(15,117)	¥(2,845)	¥(17,962)	¥(30,710)	¥(3,073)	¥(33,783)

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

Cash Flow Hedges

The accounting treatments of changes in the fair value of foreign exchange contracts, interest rate swap contracts and cross-currency interest rate swap contracts depend on whether derivatives are designated as cash flow hedges. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income (loss). As for foreign exchange contracts related to forecasted intercompany transactions, the amounts are subsequently reclassified into earnings when unrelated third party transactions occur. In the case of interest rate swap contracts, the amounts are reclassified into earnings when the related interest expense is recognized. In the case of cross-currency interest rate swap contracts, the amounts are reclassified into earnings through interest expense and foreign exchange gain (loss) when the related earning is recognized. The unrecognized net loss (net of tax) of approximately ¥68 million on derivatives included in accumulated other comprehensive income (loss) at March 31, 2013 will be reclassified into earnings within the next 12 months. The ineffective portion of changes in the fair value of derivatives is immediately recorded in earnings.

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

Fair Values of Derivative Instruments

(¥ in millions)
	Other current assets		Other assets — Other		Other current liabilities		Other Long-term liabilities
At March 31:	2013	2012	2013	2012	2013	2012	2013	2012
Derivatives designated as hedging instruments:
Interest rate swap contracts	¥—	¥—	¥—	¥—	¥110	¥299	¥19	¥84
Cross-currency interest rate swap contracts	—	90	—	—	—	—	—	—

Total derivatives designated as hedging instruments	¥—	¥90	¥—	¥—	¥110	¥299	¥19	¥84

Derivatives not designated as hedging instruments:
Foreign exchange contracts	¥248	¥342	¥—	¥—	¥3,372	¥2,155	¥—	¥6
Cross-currency swap contracts	60	131	16	66	3	43	6	20
Interest rate swap contracts	—	—	—	—	23	27	3	—
Cross-currency interest rate swap contracts	245	1,809	258	1,112	932	777	294	298

Total derivatives not designated as hedging instruments	¥553	¥2,282	¥274	¥1,178	¥4,330	¥3,002	¥303	¥324

Total	¥553	¥2,372	¥274	¥1,178	¥4,440	¥3,301	¥322	¥408

Income Effect of Derivative Instruments

(¥ in millions)
	Gain (Loss) Recognized in Other Comprehensive Income and Realized in Net Income, before tax
Derivative instruments in cash flow hedges	Effective Portion Recognized in OCI	Consolidated Statements of Income Line Item	Effective Portion Reclassified from Accumulated OCI to Net Income
For the year ended March 31, 2013:
Interest rate swap contracts	¥(76)	Interest expense	¥(316)
Cross-currency interest rate swap contracts	(468)	Interest expense	(43)
		Foreign exchange gain (loss)-net	(444)

Total	¥(544)		¥(803)

For the year ended March 31, 2012:
Foreign exchange contracts	¥—	Revenues	¥3
Interest rate swap contracts	(175)	Interest expense	(963)
Cross-currency interest rate swap contracts	276	Interest expense	(175)
		Foreign exchange gain (loss)-net	364

Total	¥101		¥(771)

For the year ended March 31, 2011:
Foreign exchange contracts	¥2	Revenues	¥13
Interest rate swap contracts	(943)	Interest expense	(2,193)
Cross-currency interest rate swap contracts	279	Interest expense	(142)
		Foreign exchange gain (loss)-net	434

Total	¥(662)		¥(1,888)

(¥ in millions)
	Gain (Loss) Recognized in Net Income, before tax
Derivative instruments not designated as hedging instruments	Consolidated Statements of Income Line Item	Gain (Loss) Recognized in Net Income
For the year ended March 31, 2013:
Foreign exchange contracts	Foreign exchange gain (loss)—net	¥(9,680)
Cross-currency swap contracts	Foreign exchange gain (loss)—net	(495)
Interest rate swap contracts	Other—net	(25)
Cross-currency interest rate swap contracts	Other—net	(3,035)

Total		¥(13,235)

For the year ended March 31, 2012:
Foreign exchange contracts	Foreign exchange gain (loss)—net	¥(373)
Cross-currency swap contracts	Foreign exchange gain (loss)—net	55
Interest rate swap contracts	Other—net	(104)
Cross-currency interest rate swap contracts	Other—net	2,644

Total		¥2,222

For the year ended March 31, 2011:
Foreign exchange contracts	Foreign exchange gain (loss)—net	¥2,659
Interest rate swap contracts	Other—net	32
Cross-currency interest rate swap contracts	Other—net	344

Total		¥3,035

The amount of gain or loss related to the hedging ineffectiveness was not material for the year ended March 31, 2013, 2012 and 2011.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Fair Value of Financial Instruments

The following table summarizes the carrying value and fair value of financial instruments:

(¥ in millions)
	Carrying Value	Fair Value
At March 31:		Level 1	Level 2	Level 3	Total
2013:
Financial assets:
Finance receivables—net	¥261,950	¥—	¥262,613	¥—	¥262,613
Long-term trade accounts receivable	59,669	—	63,538	—	63,538
Financial liabilities:
Long-term debt	(337,435)	—	(338,474)	—	(338,474)
2012:
Financial assets:
Finance receivables—net	¥203,861	¥—	¥205,638	¥—	¥205,638
Long-term trade accounts receivable	57,283	—	60,583	—	60,583
Financial liabilities:
Long-term debt	(288,272)	—	(288,038)	—	(288,038)

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

17. FAIR VALUE MEASUREMENTS

Assets and liabilities that are measured at fair value on a recurring basis

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis:

(¥ in millions)
At March 31:	Level 1	Level 2	Level 3	Total
2013:
Assets:
Available-for-sale securities:
Equity securities of financial institutions	¥50,224	¥—	¥—	¥50,224
Other equity securities	67,717	—	—	67,717
Derivatives:
Foreign exchange contracts	—	248	—	248
Cross-currency swap contracts	—	76	—	76
Cross-currency interest rate swap contracts	—	503	—	503

Total assets	¥117,941	¥827	¥—	¥118,768

Liabilities:
Derivatives:
Foreign exchange contracts	¥—	¥3,372	¥—	¥3,372
Cross-currency swap contracts	—	9	—	9
Interest rate swap contracts	—	155	—	155
Cross-currency interest rate swap contracts	—	1,226	—	1,226

Total liabilities	¥—	¥4,762	¥—	¥4,762

2012:
Assets:
Available-for-sale securities:
Equity securities of financial institutions	¥34,339	¥—	¥—	¥34,339
Other equity securities	58,060	—	—	58,060
Derivatives:
Foreign exchange contracts	—	342	—	342
Cross-currency swap contracts	—	197	—	197
Cross-currency interest rate swap contracts	—	3,011	—	3,011

Total assets	¥92,399	¥3,550	¥—	¥95,949

Liabilities:
Derivatives:
Foreign exchange contracts	¥—	¥2,161	¥—	¥2,161
Cross-currency swap contracts	—	63	—	63
Interest rate swap contracts	—	410	—	410
Cross-currency interest rate swap contracts	—	1,075	—	1,075

Total liabilities	¥—	¥3,709	¥—	¥3,709

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

Assets and liabilities that are measured at fair value on a nonrecurring basis

The assets and liabilities that are measured at fair value on a nonrecurring basis were not material at March 31, 2013.

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

18. SUPPLEMENTAL EXPENSE INFORMATION

The following table presents the amounts of research and development expenses, advertising costs, shipping and handling costs, and depreciation and amortization included in cost of revenues and selling, general, and administrative expenses:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Research and development expenses	¥31,214	¥27,856	¥25,042
Advertising costs	8,711	6,979	7,178
Shipping and handling costs	45,671	40,033	37,836
Depreciation and amortization	29,253	23,861	26,517

Other operating income for the year ended March 31, 2013 included a loss from disposal of fixed assets of ¥828 million, a loss from impairment of long-lived assets of ¥296, a loss resulting from the flooding in Thailand in 2011 of ¥775 million and a gain from related insurance proceeds of ¥1,799 million.

Other operating income for the year ended March 31, 2012 included a gain from disposal of fixed assets of ¥6,693 million, a loss from impairment of long-lived assets of ¥1,531, a loss resulting from the flooding in Thailand in 2011 of ¥3,852 million and a gain from related insurance proceeds of ¥3,144 million.

The flooding in Thailand in 2011 submerged one of the consolidated subsidiary’s plants in Thailand, damaged its inventories and fixed assets and brought the plant to a temporary shutdown. The main components of the disaster related losses were a loss from a disposal of inventories and fixed assets and fixed costs incurred during the shutdown.

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

The Great East Japan Earthquake struck the east part of Japan and negatively impacted operations. The parent company and some of its domestic subsidiaries sustained damage to property and equipment, which brought certain plants to a temporary shutdown. The main components of the disaster-related losses were provisions for credit losses, fixed costs during the shutdown, repair costs for damaged property and equipment and a special donation to the Japan Red Cross.

19. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases certain office space and equipment and employee housing under cancelable and noncancelable lease agreements. Leased assets under capital leases are comprised of the following:

(¥ in millions)
At March 31:	2013	2012
Land	¥66	¥63
Machinery and equipment	4,327	5,971
Accumulated depreciation	(846)	(3,640)
Software	240	180

Total	¥3,787	¥2,574

Amortization expenses under capital leases for the years ended March 31, 2013, 2012, and 2011 were ¥478 million, ¥789 million and ¥2,269 million, respectively.

The following table presents the annual maturities of future minimum lease commitments under capital and non-cancelable operating leases at March 31, 2013:

(¥ in millions)
Years ending March 31:	Capital Leases	Operating Leases
2014	¥861	¥1,033
2015	812	761
2016	701	480
2017	665	322
2018	337	210
2019 and thereafter	1,302	243

Total minimum lease payments	4,678	¥3,049

Less: amounts representing interest	(456)

Present value of net minimum capital lease payments	¥4,222

Capital lease obligations are included in the current portion of long-term debt and long-term debt in the consolidated balance sheets. Rental expenses under operating leases for the years ended March 31, 2013, 2012, and 2011 were ¥5,947 million, ¥4,462 million, and ¥4,373 million, respectively.

Commitments for capital expenditures outstanding at March 31, 2013 amounted to ¥1,862 million.

Guarantees

The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The Company would have to perform under these guarantees in the event of default on a payment within the guarantee periods of one year to five years. The maximum potential amount of undiscounted future payments of these financial guarantees at March 31, 2013 was ¥9,514 million. The fair value of these financial guarantees is not material and the probability of incurrence of a loss is remote.

The Company issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a specified period or term. The Company determines its reserve for product warranties based on an analysis of the historical data of costs to perform under product warranties.

The following table presents the reconciliation of the beginning and ending balances of accrued product warranty cost

(¥ in millions)
For the years ended March 31:	2013	2012
Balance at beginning of year	¥5,876	¥5,598
Addition	6,370	3,638
Utilization	(4,650)	(3,788)
Other	331	428

Balance at end of year	¥7,927	¥5,876

Accrued product warranty cost is included in other current liabilities in the consolidated balance sheets.

Legal Proceedings

The Company is subject to various legal actions arising in the ordinary course of business. The following is a summary of the significant legal proceedings.

(Anti-Trust)

In December 1999, the Company received a surcharge order from the Fair Trade Commission of Japan for a violation of the Anti-Monopoly Law relating to participation in fixing the shares of ductile iron straight pipe orders in Japan. In June 2009, the Company received, as a result of the hearing procedure, the ultimate decision of the commission which ordered the Company to pay the surcharge of ¥7,072 million, and the Company paid the surcharge during the year ended March 31, 2010. Consequently, the Company filed a revocation suit to the Tokyo High Court considering the ultimate decision unacceptable in July 2009, but it was dismissed on October 28, 2011. Subsequently, the Company appealed the case to the Supreme Court as it was not satisfied with the decision, however, the appeal was dismissed and the decision became final and binding on October 25, 2012.

The Company recorded the surcharge for the year ended March 31, 2009 based on the preliminary decision of the commission.

(Asbestos-Related Lawsuits)

Since May 2007, the Company has been subject to 22 asbestos-related lawsuits in Japan, which were filed against the Company or defendant parties consisting of the Japanese Government and asbestos-related companies including the Company. The claims for compensation totaling ¥18,600 million consisted mostly of 18 lawsuits, which concerned a total of 479 construction workers who suffered from asbestos-related diseases, and were filed against the Japanese Government and 44 asbestos-related companies including the Company. The Company does not have any cost-sharing arrangements with other potentially responsible parties for these 22 lawsuits. The Company discloses the aggregate claimed amount of the above ¥18,600 million as the maximum within the reasonably possible range of loss because the expected loss will be between zero and the aggregate claimed amount. Though the Company is currently unable to develop an amount that appears at this time to be a better estimate than any other amount within the range, the Company has continued its efforts to develop the amount or narrow the range of loss by quantifying the effects of key assumptions such as the probability of losing lawsuits, the total amount of ultimate compensation when lost, and the allocation rate among defendants, which includes both the government and other asbestos-related companies. In quantifying the key assumptions, the Company reviews the status of each lawsuit and assesses its potential financial exposure on a regular basis. Each quarter, representatives from the accounting and legal departments meet to discuss and assess outstanding claims. The legal department consults outside legal counsel about the progress and potential ultimate outcome of the cases. Among the major 18 lawsuits, two district court ruled in favor of 44 asbestos-related companies including the Company, but the plaintiffs appealed the court ruling immediately after the judgment. Since the above cases will be also continued until the ultimate outcome will be made, the Company believes that the current progress of them have not provided any developments that would facilitate a better estimation for any of the above key assumptions. The Company expects that the degree of uncertainty related to each of the assumptions will decrease as the lawsuits progress, but is currently unable to predict the ultimate outcome of all lawsuits or when any of them will be finally resolved. Finally, because similar asbestos-related cases in Japan are still pending and have not been finally concluded, the Company is not able to use them as a reference in estimating the above assumptions.

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

(Accounting for Asbestos-Related Expenses)

The Company expenses all the payments for the health hazard of asbestos based on the Company’s significant accounting policies. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES) The recorded expenses are in total ¥850 million, ¥1,131 million, and ¥1,155 million for the years ended March 31, 2013, 2012, and 2011, respectively, which are included in selling, general, and administrative expenses. The expenses include payments to certain residents who lived near the Company’s plant and current and former employees, and the special contribution in accordance with the New Asbestos Law.

The Company has accrued balances for the asbestos-related expenses of ¥440 million, ¥530 million, and ¥390 million at March 31, 2013, 2012, and 2011 respectively. The accrual includes possible payments to certain residents who lived near the Company’s plant current and former employees, and the special contribution in accordance with the New Asbestos Law.

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

Furthermore, there have not been any asbestos-related events impacting other companies in Japan which achieved final outcomes of the events, and become available to the Company, for estimation of the rate of incidence. In addition, although the Company recorded the voluntary consolation payments, relief payments and compensation payments totaled, ¥1,155 million, ¥503 million, ¥977 million, ¥951 million and ¥671 million for the years ended at March 31, from 2009 to 2013, respectively, any correlation can not be reasonably established between time and payment history. The Company believes it is not possible to reasonably estimate the amount of its ultimate liability relating to this contingency. As a result, the Company concluded that it was not able to develop a reasonable estimate at the possible loss or range of loss.

The Company’s share of special contributions is determined based on the ratio of the Company’s historical usage of asbestos to the total quantity of asbestos imported into Japan in the past. The Company recorded expenses and accrued balance, which were ¥179 million and ¥180 million for the years ended March 31, 2013 and 2012, respectively. The Company received the most recent notification of ¥179 million dated April 3, 2013.

20. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the consolidated statements of cash flows is as follows:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Cash paid during the year:
Interest	¥5,642	¥4,732	¥6,914
Income taxes	37,876	20,515	44,207
Non-cash investing and financing activities:
Retirement of treasury stock	19,152	—	—
Obtaining assets by entering into capital leases	772	471	201

During the year ended March 31, 2013, 2012 and 2011, the Company purchased noncontrolling interests reported in the Farm & Industrial Machinery segment. The Company retains the controlling interests before and after the transaction, the cash flow of which is classified in financing activities as purchases of noncontrolling interests.

21. SEGMENT INFORMATION

The Company engages in various fields of business and industries by providing products and services which are categorized into the following segments: Farm & Industrial Machinery; Water & Environment; and Other. The Farm & Industrial Machinery segment manufactures and distributes farm equipment, engines, and construction machinery. The Water & Environment segment manufactures and distributes pipe-related products (ductile iron pipes, plastic pipes, valves, and pumps), environment-related products (environmental control plants and other products ), and social infrastructure-related products ( industrial castings, spiral welded steel pipes, vending machines, precision equipment, and air-conditioning equipment). The Other segment includes construction, services, and other businesses.

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

The Company realigned its organization on April 1, 2012. Following this realignment, the segments that had previously been classified as “Farm & Industrial Machinery”, “Water & Environment System”, “Social Infrastructure”, and “Other” were reclassified as “Farm & Industrial Machinery”, “Water & Environment”, and “Other”.

Reporting Segments

Information by reporting segments is summarized as follows:

(¥ in millions)
For the years ended March 31:	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
2013:
Revenues:
External customers	¥850,953	¥282,078	¥34,597	¥—	¥1,167,628
Intersegment	59	5,461	22,030	(27,550)	—

Total	851,012	287,539	56,627	(27,550)	1,167,628
Operating income	¥107,967	¥23,533	¥2,464	¥(20,803)	¥113,161

Identifiable assets at March 31, 2013	¥1,244,886	¥258,869	¥75,790	¥164,125	¥1,743,670
Depreciation and amortization	20,123	6,214	737	2,179	29,253
Capital expenditures	37,222	7,658	744	3,102	48,726

2012:
Revenues:
External customers	¥713,943	¥263,286	¥30,790	¥—	¥1,008,019
Intersegment	69	4,839	18,010	(22,918)	—

Total	714,012	268,125	48,800	(22,918)	1,008,019
Operating income	¥97,776	¥17,480	¥2,450	¥(12,026)	¥105,680

Identifiable assets at March 31, 2012	¥1,039,280	¥246,272	¥49,530	¥152,587	¥1,487,669
Depreciation and amortization	14,582	6,574	705	2,000	23,861
Capital expenditures	20,077	6,076	1,071	3,888	31,112

2011:
Revenues:
External customers	¥651,518	¥253,207	¥28,960	¥—	¥933,685
Intersegment	64	3,825	15,837	(19,726)	—

Total	651,582	257,032	44,797	(19,726)	933,685

Operating income	¥86,487	¥15,584	¥2,096	¥(18,056)	¥86,111

Identifiable assets at March 31, 2011	¥918,656	¥232,772	¥39,386	¥166,038	¥1,356,852
Depreciation and amortization	15,870	7,941	697	2,009	26,517
Capital expenditures	13,871	8,625	691	764	23,951

(Notes)

1.	The unallocated corporate expenses included in “Adjustments” amounted to ¥20,770 million, ¥12,030 million, and ¥18,066 million for the years ended March 31, 2013, 2012, and 2011, respectively. The unallocated corporate assets included in “Adjustments” amounted to ¥209,036 million, ¥171,354 million, and ¥182,602 million at March 31, 2013, 2012, and 2011, respectively, which consisted mainly of cash and cash equivalents, investment securities, and corporate properties held or used by the administration departments of the parent company. “Adjustments” also included the elimination of intersegment transactions.
2.	The aggregated amounts of operating income equal to those in the consolidated statements of income, and refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.
3.	Intersegment revenues are recorded at values that approximate market prices.

Revenues from External Customers by Product Groups

Information for revenues from external customers by product groups is summarized as follows:

(¥ in millions)
For the years ended March 31:	2013	2012	2011
Farm & Industrial Machinery:
Farm equipment and engines	¥744,319	¥619,989	¥580,671
Construction machinery	106,634	93,954	70,847

	850,953	713,943	651,518

Water & Environment:
Pipe-related products	151,058	142,466	140,387
Environment-related products	64,827	56,045	52,381
Social-Infrastructure-related products	66,193	64,775	60,439

	282,078	263,286	253,207

Other	34,597	30,790	28,960

Total	¥1,167,628	¥1,008,019	¥933,685

Geographic Information

Information for revenues from external customers by destinations and property, plant, and equipment based on physical location are summarized as follows:

(¥ in millions)
	2013	2012	2011
Revenues from external customers by destination for the years ended March 31:
Japan	¥540,982	¥498,684	¥477,913
North America	263,246	219,929	189,330
Europe	118,744	88,715	75,762
Asia Outside Japan	204,172	169,632	160,533
Other Areas	40,484	31,059	30,147

Total	¥1,167,628	¥1,008,019	¥933,685

Property, plant, and equipment based on physical location at March 31:
Japan	¥178,680	¥176,987	¥177,460
North America	22,892	15,158	16,146
Europe	14,057	9,580	1,733
Asia Outside Japan	36,005	20,087	18,794
Other Areas	3,892	3,255	3,225

Total	¥255,526	¥225,067	¥217,358

(Notes)

1.	Revenues from North America include those from the United States of ¥228,932 million, ¥190,243 million, and ¥167,553 million for the years ended March 31, 2013, 2012, and 2011, respectively.
2.	There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

22. SUBSEQUENT EVENTS

On May 10, 2013, the Company’s Board of Directors resolved to pay a cash dividend to shareholders of record on March 31, 2013 of ¥9 per common share (¥45 per 5 common shares), a total of ¥11,307 million.

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

4.1

Liability Limitation Agreement (for Outside Directors) of the Registrant (English translation) (Kubota and each of Yuzuru Mizuno and Junichi Sato entered into a Liability Limitation Agreement, each dated June 21, 2013, in the form of this Exhibit.)

4.2

Liability Limitation Agreement (for Outside Audit & Supervisory Board Member) of the Registrant (English

translation) (Kubota and each of Masaharu Kawachi, Akira Negishi, and Ryoji Sato entered into a Liability

Limitation Agreement, each dated June 21, 2013, in the form of this Exhibit.)

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